Form 20-F
period 2020-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2021-04-30
CIK 1038572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________________________________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14626

_______________________________________________________________________
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
(Exact Name of Registrant as Specified in its Charter)

BRAZILIAN DISTRIBUTION COMPANY
(Translation of Registrant’s name into English)

THE FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization)

_______________________________________________________________________

Guillaume Marie Didier Gras, Chief Financial Officer
Phone: +55 11 3886-0421
gpa.ri@gpabr.com
Avenida Brigadeiro Luiz Antonio, 3142
01402-901 São Paulo, SP, Brazil
(Address of principal executive offices)

_______________________________________________________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, without par value	-	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Common Share	CBD	New York Stock Exchange

_______________________________________________________________________
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

As of December 31, 2020, the registrant had outstanding 268,351,567 common shares, no par value per share

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

☐ Yes ☒ No

2

3

INTRODUCTION

All references in this annual report to (i) “CBD,” “we,” “us,” “our,” “Company” and “Grupo Pão de Açúcar” are references to Companhia Brasileira de Distribuição and its consolidated subsidiaries, unless the context requires otherwise; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “common shares” are references to our authorized and outstanding common shares (ações ordinárias), without par value; and (iv) “preferred shares” are to our formerly issued preferred shares, which were converted into common shares on February 28, 2020. For additional information on the conversion of our preferred shares into common shares, see “Item 9. The Offer and Listing—9A. Offer and Listing Details.” All references to “ADSs” are to American Depositary Shares, each representing one common share, without par value. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by J.P. Morgan Chase Bank N.A., the depositary bank for the ADSs. All references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “COP$” are to Colombian pesos, the official currency of Republic of Colombia, or Colombia. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. All references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

Presentation of Financial and Other Data

Financial Data

We have prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

Our consolidated financial statements are presented in Brazilian reais. We have translated some of the real amounts contained in this annual report into U.S. dollars and COP. The rate used to translate the U.S. dollars amounts as of December 31, 2020 was R$5.1967 to US$1.00, which was the commercial selling rate of U.S. dollars in effect as of December 31, 2020, as reported by the Central Bank of Brazil, or the Central Bank. Unless otherwise stated, the rate used to translate the Colombian pesos amounts as of December 31, 2020 was COP$0.0015 to R$1.00, which was the commercial selling rate of the Colombian pesos in effect as of December 31, 2020, as reported by the Central Bank. The U.S. dollar and Colombian pesos equivalent information presented in this annual report are solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars and Colombian pesos at that rate or at any other rate.

Other Data

In this annual report:

•	some of the financial data reflects the effect of rounding;
•	the term “Casino” refers to Casino, Guichard-Perrachon S.A., a French corporation (société anonyme). Casino is our indirect controlling shareholder. It is ultimately controlled by Mr. Jean-Charles Naouri, the chairman of our board of directors. For additional information on our direct and indirect shareholders, see “Item 7A. Major Shareholders;”
•	the term “Casino Group” refers to Casino and Casino’s subsidiaries, including Rallye S.A., or Rallye, and Euris S.A.S., or Euris, which are ultimately controlled by Mr. Jean-Charles Naouri;
•	the term “Cnova” refers to CNova N.V., a Dutch corporation, and, where appropriate, its subsidiaries. Cnova was one of our consolidated subsidiaries until October 31, 2016 and, starting on November 1, 2016, we began recording our investment in Cnova according to the equity pick-up accounting method. For additional information on our investment in Cnova, see “Item 4A. History and Development of the Company—Historical Changes in Our Business;”
•	the term “Cnova Brazil” refers to Cnova Comércio Eletrônico S.A., a Brazilian corporation (sociedade anônima), which until October 31, 2016 was a wholly owned subsidiary of Cnova and operated and owned the Brazilian non-food e-commerce businesses of CBD and Via Varejo. Following the completion of the Cnova corporate reorganization on October 31, 2016, Cnova Brazil became a wholly owned subsidiary of Via Varejo. For additional information on the Cnova reorganization, see “Item 4A. History and Development of the Company;”

•	the term “Diniz Family” refers to members of the Diniz family who were former shareholders of Wilkes Participações S.A., a Brazilian corporation (sociedade anônima), which is one of our direct major shareholders. For additional information on our direct and indirect major shareholders, see “Item 7A. Major Shareholders;”
•	“Éxito” are to Almacenes Éxito S.A., a Colombian corporation, one of our consolidated subsidiaries, which became part of the Pão de Açúcar Group in November 2019. For additional information on the acquisition of Éxito, see “Item 4A. History and Development of the Company—Changes in our Business—Latin America Corporate Reorganization—Éxito Group’s Acquisition;”
•	“Éxito Group” are to Éxito and its consolidated subsidiaries;
•	“FIC” are to Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, a Brazilian financial services company;
•	the term “low-cost supermarkets” refers to a grocery store or supermarket retail format that sell products at prices that are in principle lower than the regular retail price;
•	the term “home appliances” durable goods (i.e., electronics, furniture and other items for the home);
•	the term “Brazilian retail segment” refers to our food and non-food retail operating segment in Brazil that operates under different formats through the banners Pão de Açúcar, Extra Hiper, Mercado Extra, Compre Bem, Mini Extra, Minuto Pão de Açúcar, Aliados Minimercado and Pão de Açúcar Adega;
•	the term “international retail segment” refers to our food and non-food retail operating segment outside of Brazil, in Colombia, Uruguay and Argentina;
•	the term “private label” refers to our own branded products, including Qualitá, Taeq, Casino, Club des Sommeliers, Fábrica 1959, Confraria, Finlandek, Arkitect, Bronzini, Cast, Bambini, Boomy Nous, Frescampo and Custer;
•	the term “Via Varejo” refers to Via Varejo S.A., a Brazilian corporation (sociedade anônima) and, where appropriate, its subsidiaries. Via Varejo was one of our subsidiaries until June 2019 and it operated in the home appliances business under the banners Ponto Frio and Casas Bahia. Via Varejo’s operations were classified and furnished as discontinued operations in the periods from November 2016 through June 2019. On June 14, 2019, we consummated the sale of all equity interest we held in Via Varejo. For additional information on the sale of the discontinued operations of Via Varejo, see note 12.4 to our audited consolidated financial statements included elsewhere in this annual report and “Item 4. Information on the Company—4A. History and Development of the Company—Recent Changes in Our Business—Via Varejo Sale;”
•	the term “Sendas” refers to Sendas Distribuidora S.A., a Brazilian corporation (sociedade anônima) and, where appropriate, its subsidiaries. Sendas was one of our subsidiaries until December 31, 2020 and it operated in the cash and carry business under the banner Assaí. The spin-off and separation of Sendas from CBD was completed on December 31, 2020. For additional information on the spin-off and separation of Sendas, see “Item 4. Information on the Company—Recent Changes in Our Business—Separation of the Cash and Carry Business.”
•	“Sendas Separation” refers to our separation from Sendas. On December 14, 2020, we entered into a Separation Agreement with Sendas to provide a framework for our relationship with Sendas following the Separation and the Sendas Spin-Off. For more information on the Separation Agreement, see “Item 7B. Related Party Transactions—Agreements With Sendas”; and
•	“Sendas Spin-Off” are to the distribution of substantially all of the issued and outstanding Sendas common shares to holders of CBD common shares, on a pro rata basis for no consideration. For more information on the Sendas Spin-Off, see “Item 4A. History and Development of the Company—Recent Changes in Our Business—Sendas Spin-Off.”

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

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, principally in “Item 3. Key Information—3D. Risk Factors,” “Item 4. Information on the Company—4B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

•	the economic, financial, political and social effects of the COVID-19 pandemic (or other pandemics, epidemics and similar crises) particularly in Brazil and in other Latin American countries where we operate, and to the extent that they continue to cause serious negative macroeconomic effects, thus prompting and exacerbating the risks described under “Item 3. Key Information—3D. Risk Factors;”
•	global economic conditions and their impact on consumer spending patterns, particularly in Brazil (including, but not limited to, unemployment rates, interest rates, monetary policies and inflation rates);
•	the impacts of the COVID-19 pandemic on customer demand, as well as on our expected results of operations, financial condition and cash flows;
•	our ability to sustain or improve our performance;
•	competition in the retail industry of Brazil, Colombia, Uruguay and Argentina in the sectors in which we operate;
•	Brazilian government regulation and tax matters;
•	adverse legal or regulatory disputes or proceedings;
•	our ability to implement our strategy, including our digital transformation initiatives;
•	credit and other risks of lending and investment activities;
•	our ability to expand our operations outside of our existing markets;
•	hedge risks; and
•	other risk factors as set forth under “Item 3. Key Information—3D. Risk Factors.”

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

EXPLANATORY NOTE

Sendas Spin-Off

On December 14, 2020, we entered into the Separation Agreement to carry out the separation of the cash and carry business through a spin-off of our then wholly owned subsidiary Sendas, which operates under the banner Assaí.

On December 31, 2020, the shareholders of CBD and Sendas at extraordinary general shareholders’ meetings of both companies approved the Sendas Spin-Off.

The Sendas Spin-Off refers to the distribution of substantially all of the issued and outstanding Sendas common shares to holders of CBD common shares, including the CBD ADSs, on a pro rata basis for no consideration.

On the same date, CBD completed a corporate reorganization pursuant to which Sendas transferred all of its equity interest in Éxito, which included Éxito’s international retail businesses in Colombia, Uruguay and Argentina, to CBD. We collectively refer to the series of the corporate transactions that CBD completed as the “Sendas Corporate Reorganization.” For additional information on the Sendas Corporate Reorganization, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Sendas Spin-Off.”

In addition, on December 14, 2020, we entered into the Separation Agreement with Sendas, which provides a framework for our relationship with Sendas following the Sendas Separation and the Sendas Spin-Off. For further information on the Separation Agreement, see “Item 7B. Related Party Transactions—Agreements with Sendas.” Pursuant to the Separation Agreement, CBD will recognize certain assets and liabilities related to contingencies and their related judicial deposits for which the parties have agreed to be responsible following the Sendas Separation, in a net amount of R$111 million.

As a result of the Sendas Spin-Off and the Sendas Separation, we have classified Sendas as discontinued operations in our statements of operations for the years presented in this annual report.

For additional information on the Sendas Separation and Sendas Spin-Off and the classification of Sendas as discontinued operations in our statements of operations for the years presented in this annual report, see notes 1.1 and 34 to our audited consolidated financial statements included elsewhere in this annual report and “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Sendas Spin-Off.”

The financial information and operating data as well the disclosure related to our business and operations in this annual report do not include those of Sendas, unless stated otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3A. Selected Financial Data

We present in this section summary financial and operating data derived from our audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 included elsewhere in this annual report and prepared in accordance with IFRS as issued by the IASB.

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

We adopted IFRS 16 using the full retrospective method of adoption on January 1, 2019. Accordingly, operating lease expenses are replaced by depreciation expenses related to the right-of-use and interest expenses in connection with lease liabilities. We have also applied the practical expedient that exempts us from the reassessment of contracts as to whether they contain a lease. Additionally, we elected not to recognize a right-of-use and lease liabilities for leases with a lease term of 12 months or less.

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

The following tables present certain of our summary historical consolidated financial and operating data for each of the periods indicated. Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2020, have been translated into U.S. dollars at a rate of R$5.1967 to US$1.00, which was the commercial selling rate of U.S. dollars in effect as of December 31, 2020, as reported by the Central Bank.

	As of and for the Year Ended December 31,
	2020(*)	2020(**)	2019(**)(1)(2)(3)	2018(**)(1)(2)	2017(**)(1)(2)	2016(**)(1)(2)
	(millions of US$, except per share/ADS data)	(millions of R$, except per share/ADS data)
Statement of operations and comprehensive income
Net operating revenue	9,863	51,253	28,838	26,490	26,195	31,568
Cost of sales	(7,217)	(37,504)	(21,225)	(19,046)	(18,092)	(23,331)
Gross profit	2,646	13,749	7,613	7,444	8,103	8,237
Selling, general and administrative expenses	(1,798)	(9,343)	(5,698)	(5,396)	(5,433)	(6,709)
Depreciation and amortization	(347)	(1,804)	(1,028)	(892)	(935)	(616)
Other operating expenses, net	(14)	(71)	(386)	(199)	(551)	(501)
Operating expenses	(2,159)	(11,218)	(7,112)	(6,487)	(6,919)	(7,826)
Profit from operations before net financial expenses and share of profit of associates	487	2,531	501	957	1,184	411
Financial income	175	909	353	193	144	207
Financial expenses	(315)	(1,637)	(1,224)	(1,095)	(1,391)	(1,039)
Finance expenses, net	(140)	(728)	(871)	(902)	(1,247)	(832)
Share of profit of associates	19	98	2	28	(93)	21
Profit (loss) before income tax and social contribution	366	1,901	(368)	83	(155)	(400)
Income tax and social contribution	(127)	(662)	95	41	(28)	53
Net income (loss) for the year from continuing operations	238	1,239	(273)	124	(183)	(347)
Net income (loss) for the year from discontinued operations	209	1,087	1,109	1,160	1,012	(799)
Net income (loss) for the year	448	2,326	836	1,284	829	(1,146)
Attributed to controlling shareholders from continuing operations	210	1,092	(287)	124	(183)	(347)
Attributed to controlling shareholders from discontinued operations	209	1,087	1,077	1,025	682	(187)
Total attributed to controlling shareholders	419	2,179	790	1,149	499	(533)
Attributed to non-controlling shareholders from continuing operations	28	147	14	-	-	(0)

	As of and for the Year Ended December 31,
	2020(*)	2020(**)	2019(**)(1)(2)(3)	2018(**)(1)(2)	2017(**)(1)(2)	2016(**)(1)(2)
	(millions of US$, except per share/ADS data)	(millions of R$, except per share/ADS data)
Attributed to non-controlling shareholders from discontinued operations	-	-	32	135	330	(612)
Total attributed to non-controlling shareholders	28	147	46	135	330	(612)
Other comprehensive income (loss) for the year, net of income tax	416	2,162	218	(9)	(36)	198
Total comprehensive income (loss) for the year	864	4,488	1,054	1,275	821	(947)
Attributed to controlling shareholders	721	3,748	945	1,132	478	(459)
Attributed to non-controlling shareholders	142	740	109	143	343	(488)
Per share data(4)
Basic earnings per common share (weighted average for the year):
Common – Continuing operations	0.78	4.08	(1.07)	0.47	1.34	(0.27)
Common – Total	1.56	8.13	2.96	4.31	1.91	(1.82)
Diluted earnings per common share (weighted average for the year):
Common – Continuing operations	0.78	4.07	(1.07)	0.46	1.34	(0.27)
Common – Total	1.56	8.12	2.95	4.29	1.90	(1.82)
Weighted average number of common shares outstanding (in thousands)	267,926	267,926	267,068	266,604	266,071	265,532
Dividends declared and interest on own capital per common share	0.37	1.92	0.85	1.09	0.30	0.02
Balance sheet data
Cash and cash equivalents	1,676	8,711	7,954	4,369	3,792	5,112
Property and equipment, net	3,827	19,888	24,290	14,052	13,292	9,182
Assets held for sale	21	109	223	28,687	26,746	20,153
Total assets	10,256	53,295	58,475	61,657	55,862	45,051
Current borrowings and financing	444	2,309	3,488	1,981	1,200	2,957
Non-current borrowings and financing	1,317	6,842	10,706	3,392	3,193	2,912
Liabilities related to assets held for sale	-	-	-	23,545	21,947	15,632
Shareholders’ equity	3,234	16,807	13,548	13,159	12,156	12,417
Share capital	1,046	5,434	6,857	6,825	6,822	6,811
Other financial information
Net cash provided by (used in):
Operating activities	913	4,742	1,135	4,267	3,464	(1,304)
Investing activities	(826)	(4,291)	(3,266)	(1,897)	(1,592)	(2,020)
Financing activities	(54)	(281)	1,894	(1,641)	(3,663)	1,475
Capital expenditures(5)	(479)	(2,490)	(2,782)	(2,364)	(1,713)	(1,544)

________________

(*)	Solely for the convenience of the reader, we have translated certain real amounts at a rate of R$5.1967 to US$1.00, the closing commercial U.S. dollar selling rate as of December 31, 2020, as published by the Central Bank.
(**)	The statements of operations for the years presented in the table related to Sendas were classified in a single line as “discontinued operations.” For additional information on the Sendas Separation and Sendas Spin-Off, see notes 1.1 and 34 to our consolidated financial statements included elsewhere this annual report and “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Sendas Spin-Off.”
(1)	The operations of Via Varejo were classified as discontinued operations in the periods from November 2016 through June 2019. For additional information on the sale of our discontinued operations of Via Varejo, see note 12.4 to our audited consolidated financial statements included elsewhere in this annual report and “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Via Varejo Sale.” Moreover, starting on November 1, 2016, we began recording our investment in Cnova according to IFRS
(2)	IFRS 16 became effective on January 1, 2019. We opted for the full retrospective adoption method as if IFRS 16 had been adopted since the date the lease agreements have entered into effect to show the comparative effects for each past period. As a result, we have restated our audited consolidated financial statements, and financial information included in this annual report, as of and for the years ended December 31, 2018 and 2017. Our audited consolidated financial statements and financial information as of and for the year ended December 31, 2016 have not been retroactively restated and are not directly comparable.
(3)	As a result of Éxito Group’s acquisition on November 27, 2019, this table includes Éxito Group’s financial information solely for the month of December 2019.
(4)

Until February 2020, each preferred share received a dividend 10% higher than the dividend paid to each common share. In 2019, we paid dividends in the amount of R$20.6 to our preferred shareholders. See “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information—Dividend Policy and Dividends.” As a result of our migration to the Novo Mercado listing segment of B3 on March 2, 2020, we converted all of our preferred shares into common shares and started trading our common shares in the Novo Mercado listing segment of B3. For additional information on our migration to the Novo Mercado listing segment of B3, see “Item 9. The Offer and Listing—9A. Offer and Listing Details.” According to IAS33, for purposes of the presentation of the basic earnings per share and diluted earnings per share we are solely considering our common shares, including for periods from 2016 to 2019. We calculate basic earnings per share and diluted earnings per share on a converted basis to accommodate the fact that we no longer have outstanding preferred shares.

(5)	Capital expenditures are comprised of cash used in purchases of property, equipment and intangible assets, as reflected in the consolidated statement of cash flows.

	As of and for the Year Ended December 31,
	2020(4)	2019(4)	2018	2017	2016
	(R$, except as indicated)
Operating data*
Number of employees at period end(1)	95,616	92,648	61,130	64,731	68,351
Total square meters of selling area at period end	2,164,137	2,232,514	1,195,089	1,237,769	1,393,072
Number of stores at period end(2):
Pão de Açúcar	182	185	186	186	185
Extra Hiper	103	112	112	117	134
Mini Extra and Minuto Pão de Açúcar	236	237	235	265	284
Extra Supermercado(3)	175	181	186	188	194
Éxito Group(4)	629	653	-	-	-
Total number of stores at period end	1,325	1,368	719	756	797

________________

*The table does not include the operating data from Sendas.

(1)	Based on the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time employees) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.
(2)	Excludes gas stations and drugstores.
(3)	Includes Extra Supermercado, Mercado Extra and Compre Bem banners.
(4)	Includes Éxito Group’s operations in Colombia, Uruguay and Argentina.

	As of and for the Year Ended December 31,
	2020(*)	2020	2019(1)	2018	2017	2016
	(US$, except as indicated)	(R$, except as indicated)
Net operating revenue per employee(2):
Pão de Açúcar	112,954	586,990	447,977	442,129	414,903	407,463
Extra Hiper(3)	161,345	838,464	622,068	609,364	570,601	517,197
Mini Extra and Minuto Pão de Açúcar	111,846	581,231	424,552	348,985	349,306	296,698
Extra Supermercado(4)	90,198	468,733	376,005	390,024	439,678	421,094
Éxito Group(5)	112,651	585,415
CBD average net operating revenue per employee	104,688	544,030	311,259	433,333	404,657
Net operating revenue by store format:
Pão de Açúcar	1,468	7,630	7,156	7,171	6,932	6,979
Extra Hiper(3)	2,828	14,694	13,613	13,719	13,652	14,102
Mini Extra and Minuto Pão de Açúcar	323	1,678	1,273	1,182	1,085	1,131
Extra Supermercado(4)	994	5,168	4,611	4,417	4,525	4,755
Éxito Group(5)	4,240	22,034	2,151	-	-	-
Other(6)	9	49	34	-	-	-
Total net operating revenue	9,862	51,251	28,838	26,489	26,194	26,967
Average monthly net operating revenue per square meter(7):
Pão de Açúcar	508	2,638	2,448	2,451	2,385	2,420
Extra Hiper(3)	329	1,711	1,515	1,516	1,536	1,376
Mini Extra and Minuto Pão de Açúcar	463	2,407	1,850	1,524	1,343	1,287
Extra Supermercado(4)	394	2,046	1,786	1,704	1,278	1,685
Éxito Group(5)	340	1,767
CBD average monthly net operating revenue per square meter	0	1.892	1.772	1.740	1.634	1.602
Average ticket amount:
Pão de Açúcar	17	90	67	64	59	57
Extra Hiper(3)	22	116	90	86	80	73
Mini Extra and Minuto Pão de Açúcar(3)	7	38	25	22	20	19

	As of and for the Year Ended December 31,
	2020(*)	2020	2019(1)	2018	2017	2016
	(US$, except as indicated)	(R$, except as indicated)
Extra Supermercado(4)	9	49	40	38	36	36
Éxito Group(5)	17	90
CBD average ticket amount	16	85	63	60	56	53
Average number of tickets per month:
Pão de Açúcar	1,358,658	7,060,537	8,959,041	9,393,488	9,770,687	10,187,388
Extra Hiper(3)	2,031,896	10,559,155	12,669,866	13,244,647	14,284,209	16,106,165
Mini Extra and Minuto Pão de Açúcar	699,343	3,634,277	4,160,461	4,435,348	4,425,078	4,929,778
Extra Supermercado(4)	1,674,732	8,703,080	9,674,130	9,710,083	10,480,779	11,060,911
Éxito Group(5)	3,929,627	20,421,095
CBD average number of tickets per month	9,694,257	50,378,144	35,463,497	36,783,565	38,960,753	42,284,242

________________

(*)	Solely for the convenience of the reader, we have translated certain real amounts at a rate of R$5.1967 to US$1.00, the closing commercial U.S. dollar selling rate as of December 31, 2020, as published by the Central Bank.
(1)	IFRS 16 became effective on January 1, 2019. We opted for the full retrospective adoption method as if IFRS 16 had been adopted since the date the lease agreements have entered into effect to show the comparative effects for each past period. As a result, we have restated our audited consolidated financial statements, and financial information included in this annual report, as of and for the years ended December 31, 2018 and 2017. Our audited consolidated financial statements and financial information as of and for the year ended December 31, 2016 have not been retroactively restated and are not directly comparable.
(2)	Based on the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time employees) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.
(3)	Includes revenues associated with rentals of commercial spaces. Revenues of gas stations, drugstores, food delivery and in-store pick-up are included in the respective banner.
(4)	Includes Extra Supermercado, Mercado Extra and Compre Bem banners.
(5)	As a result of Éxito Group’s acquisition on November 27, 2019, this table includes Éxito Group’s financial information solely for the month of December 2019.
(6)	Includes the banners Cheftime, James and Stix Fidelidade. For information on Cheftime, James and Stix Fidelidade, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Digital Transformation.”
(7)	Calculated using the average of square meters of selling area on the last day of each month in the period.

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

Risks Relating to Brazil and Colombia

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

The Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes to monetary, credit, tariff, tax and other policies and regulations. The Brazilian government’s actions to control inflation have often involved, among other measures, increases and decreases in interest rates, changes in tax and social security policies, price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the trading price of our ADSs and common shares may be adversely affected by changes in Brazilian policy or regulations at the federal, state or municipal level involving or affecting various factors, such as:

•	economic, political and social instability;
•	increases in the unemployment rate;
•	interest rates and monetary policies (such as restrictive consumption measures that could affect the income of the population and government measures that may affect the levels of investment and employment in Brazil);
•	significant increases in inflation or strong deflation in prices;
•	currency fluctuations;
•	import and export controls;
•	exchange controls and restrictions on remittances abroad (such as those that were imposed in 1989 and early 1990s);
•	modifications to laws and regulations according to political, social and economic interests;
•	efforts to reform labor, tax and social security policies and regulation (including the increase of taxes, both generally and on dividends);
•	energy and water shortages and rationing;
•	liquidity of domestic capital and lending markets;
•	public health, including as a result of epidemics and pandemics, such as the COVID-19 pandemic; and
•	other political, diplomatic, social and economic developments in or affecting Brazil.

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

Brazilian markets have experienced heightened volatility due to uncertainties from ongoing investigations on money laundering and corruption conducted by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor. We have no control over and cannot predict whether the ongoing investigations or allegations will result in further political and economic instability, or if new allegations against government officials and/or companies will arise in the future.

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

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Brazilian government to curb it, including the increase of the SELIC rate established by the Central Bank, together with the speculation about governmental measures to be adopted, have materially and adversely affected the Brazilian economy and contributed to economic uncertainty in Brazil, heightening volatility in the Brazilian capital markets and adversely affecting us. Brazil’s annual inflation, as measured by the general price index (Índice Geral de Preços – Mercado), or IGP-M index, was 23.1% in 2020, 7.31% in 2019 and 7.54% in 2018. Brazil’s Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or the IPCA, recorded inflation of 3.8%, 4.3% and 4.5 in 2018, 2019 and 2020, respectively, according to IBGE.

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

The real has historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2017, the real depreciated against the U.S. dollar, reaching R$3.308 per US$1.00 as of December 31, 2017. In 2018, the real further depreciated against the U.S. dollar in comparison to 2017, reaching R$3.875 per US$1.00 as of December 31, 2018. In 2019, the real further depreciated against the U.S. dollar in comparison to 2019, reaching R$4.0301 per US$1.00 as of December 31, 2019. In 2020, the real further depreciated against the U.S. dollar in comparison to 2019, reaching R$5.1967 per US$1.00 as of December 31, 2020. Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which negatively affects the growth of the Brazilian economy as a whole, curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar has also, including in the context of an economic slowdown, led to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole. Depreciation would also reduce the U.S. dollar value of distributions and dividends and the U.S. dollar equivalent of the trading price of the ADSs and our common shares. As a result, we may be materially and adversely affected by real/U.S. dollar exchange rate variations.

Economic and political conditions in Colombia may adversely affect our business, results of operations and the trading price of the ADSs and our common shares.

Economic and political conditions in Colombia may adversely affect our business, results of operations and the trading price of the ADSs and our common shares, as our operations in Colombia represented 33.3% of our total net operating revenue in 2020. Economic growth or contractions, inflation, changes in law, regulation, policy or future judicial rulings and interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia may affect the overall business environment and may, in turn, adversely affect us.

President Iván Duque Márquez, who took office in August 2018, inherited high government spending levels, and measures to meet fiscal targets led to protests around the country in late 2019 and early 2020, paralyzing activities in the main cities in Colombia for days. We may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia. We cannot predict what policies will be adopted by the Colombian government and whether those policies would adversely affect the Colombian economy and, consequently, us.

In March 2017, Fitch Ratings (“Fitch”) upgraded Colombia’s rating outlook from negative to stable due to the perceived reduction in macroeconomic imbalances as a result of the sharp reduction in the current account deficit, diminished uncertainties surrounding Colombia’s fiscal consolidation path due to the tax reform measures passed in December 2016 and the expectation that inflation would meet the Colombian Central Bank’s target. Fitch reaffirmed the “stable” outlook in May 2017. In December 2017, S&P downgraded Colombia’s long-term foreign currency sovereign credit ratings from “BBB” to “BBB-.” In February 2018, Moody’s Corporation (“Moody’s”) changed Colombia’s rating outlook from stable to negative. In April 2020, amid developments relating to the spread of COVID-19 and the collapse of oil prices, S&P changed the outlook of Colombia’s credit rating to negative and Fitch downgraded Colombia’s credit rating from “BBB” to “BBB-” with a negative outlook.

Any further downgrade of Colombia’s credit rating could adversely affect the Colombian economy and us. In 2017 and 2019, tax reforms were implemented, which included raising the VAT rate from 16% to 19%, increasing the withholding income tax rate for foreign providers from 15% to 20% and introducing further taxation in the context of the indirect transfer of shares of Colombian entities.

Developments and the perception of risk in other countries may adversely affect the price of Brazilian securities, including the ADSs and our common shares.

The market value of securities of Brazilian and Colombian issuers is affected to varying degrees by economic and market conditions in other countries, including developed countries such as the United States and certain European and emerging market countries. Investors’ reactions to developments in these countries may adversely affect the market value of securities of Brazilian and Colombian issuers, including the ADSs and our common shares. Trading prices on B3, for example, have been historically affected by fluctuation in interest rates applicable in the United States and variation in the main U.S. stock indices. Any increase in interest rates in other countries, especially the United States, may decrease global liquidity and the interest of investors in the Brazilian or Colombian capital markets, adversely affecting the ADSs and our common shares. Moreover, crises or significant developments in other countries and capital markets may diminish investors’ interest in securities of Brazilian issuers, including the ADSs and our common shares, and their trading price, limiting or preventing our access to capital markets and to funds to finance our future operations at acceptable terms.

The outbreak of communicable diseases around the world, including the COVID-19, may lead to higher volatility in the global capital markets and recessionary pressure on the Brazilian economy. Any outbreak in Brazil could directly affect our operations, each of which may materially and adversely affect our business, financial condition and results of operations.

The outbreak of communicable diseases on a global scale may affect investment sentiment and result in higher volatility in global capital markets and may have a recessionary effect on the Brazilian and Colombian economies. Since December 2019, a novel strain of coronavirus known as COVID-19 has spread in China and other countries. In 2020, the COVID-19 outbreak has compelled governments around the world, including in Brazil and Colombia, to adopt temporary measures to contain the spread of COVID-19 by means such as lockdowns of cities, restrictions on travel and public transportation, business and store closures, and emergency quarantines, among others, all of which have caused significant disruptions to the global economy and ordinary course of business operations across a growing list of sectors and countries. The measures adopted to combat the COVID-19 outbreak have adversely affected and will continue to adversely affect business confidence and consumer sentiment. They have been, and may continue to be, accompanied by significant volatility in financial and commodity markets as well as stock exchanges worldwide.

In Brazil, the stock market experienced a few automatic suspensions known as “circuit breakers”, as a result of investors’ aversion to risk. The B3 dropped 36.9% from January 1, 2020, to March 31, 2020, following the downfall of international equity markets. The trading price of our common shares was also adversely affected.

The spread of COVID-19, especially if the measures to curb the spread of the virus lingers, may have broader macro-economic implications, including reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained. Many countries are implementing relief plans to reduce the effects of the COVID-19 in the local and world economy. Due to the uncertainties related to the length of this novel virus, we cannot estimate the additional impacts that the COVID-19 may cause on the price and performance of our common shares and ADSs. Any material change in the Brazilian, Colombian and international financial markets or the Brazilian and Colombian economies as a result of these events or any developments may materially and adversely affect our business, financial condition and results of operations.

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

We operate mainly in the food retail industry in Brazil and Colombia, including the home appliances segment, which are highly competitive. We compete with other retailers based on price, product mix, store location and layout and services. Consumer habits are constantly changing, and we may not be able to anticipate and quickly respond to these changes. We face intense competition from other store formats and sub-segments within the food retail industry, especially the cash-and-carry sector, which has in recent years imposed significant competitive pressure on our hypermarket stores. We also face competition from small and regional retailers, mainly in the retail segment, and especially from those that operate in the informal segment of the Brazilian and Colombian economies. In addition, in our markets, particularly in the São Paulo and Rio de Janeiro metropolitan areas, we compete in the Brazilian retail sector with a number of large multinational retail food, general merchandise and cash and carry chains, as well as local supermarkets and independent grocery stores. In the home appliances sector, we also compete with large multinational chains and large or specialized Brazilian companies. Acquisitions or consolidations within the industry may also increase competition and adversely affect our market share and net income.

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

We have a digital transformation strategy, but we cannot provide any assurance that our strategy will be successful in meeting customer demands or maintaining our market share in light of our competitors’ internet retail businesses. For information on our digital transformation, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Digital Transformation.” If internet sales in Brazil continue to grow, consumers’ reliance on traditional distribution channels such as our supermarkets and retail stores could be materially diminished, which could have a material adverse effect on our financial condition and results of operations.

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

These factors are compounded as Brazil emerges from a prolonged recession after a period of slow recovery, with only meager gross domestic product, or GDP, growth in 2019 and 2018. Brazil’s GDP growth rates were (4.0)% in 2020, 1.1% in 2019 and 1.1% in 2018. According to Colombia’s National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística), or DANE, as of the end of December 31, 2020, the Colombian GDP decreased by 6.8% when compared to the same period of 2019, while the Colombian retail and wholesale industry as a whole decreased by 2.8%, mainly as a result of the adverse effects of the COVID-19 pandemic, including restrictions on the circulation of people, lockdowns, closing of commercial spaces, as well as the increased unemployment rate and lower consumer confidence.

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

Sales in installments are an important component of the result of operations for Brazilian non-food retailers. The increase in the unemployment rate combined with relatively high interest rates have resulted in an increased restriction of credit availability to consumers in Brazil. The unemployment rate reached 13.9% in 2020, compared to 11.9% in 2019 and 12.3% in 2018. These circumstances have not been noticeably improved by gradual reductions in the basic interest rate in Brazil, the SELIC rate, which went from 2.0%, 4.5% and 6.5% in December 31, 2020, 2019 and 2018, respectively.

Our sales volumes, particularly for non-food products, and, consequently, our results of operations may be adversely affected if the credit availability to consumers is reduced, or if Brazilian government restricts the granting of credit to consumers.

Additionally, we are involved through FIC in extending credit to customers through our partnership with Itaú Unibanco Holding S.A., or Itaú Unibanco, one of the largest privately-owned financial institutions in Brazil. FIC exclusively offers credit cards, financial services and insurance coverage at our stores. For more information on FIC, see “Item 4. Information on the Company—4B. Business Overview—FIC.”

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

Furthermore, FIC is a financial institution regulated by the Central Bank and is, therefore, subject to extensive regulation. The regulatory structure of the Brazilian financial system is continuously changing. Existing laws and regulations may be amended, and their application or interpretation may also change, and new laws and regulations may be adopted. FIC and, therefore, we, may be adversely affected by regulatory changes, including those related to:

•	minimum capital requirements;
•	requirements for investment in fixed capital;
•	credit limits and other credit restrictions;
•	accounting requirements;
•	intervention, liquidation and/or temporary special management systems; and
•	interest rates.

Brazilian government rules and intervention may adversely affect our operations and profitability more than those of a competitor without financial operations.

We are increasingly dependent on credit card sales. Any changes in the policies of merchant acquirers may adversely affect us.

We are increasingly dependent on credit card sales. Sales to customers using credit cards accounted for 46.5%, 46.4% and 46.1% of the consolidated net operating revenue in 2020, 2019 and 2018 for our Brazilian retail segment. In order to offer credit card sales to our customers, we depend on the policies of merchant acquirers, including fees charged by acquirers. Any change in the policies of acquirers, including, for example, their merchant discount rate, may adversely affect us.

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

We believe that our Pão de Açúcar, Extra, Compre Bem, Éxito, Carulla, Surtimax, Super Inter , Surtimayorista, Devoto, Disco, Geant and Libertad banners contribute significantly to the success of our business. We also believe that maintaining and enhancing those brands is critical to expanding our base of customers, which depends largely on our ability to continue to create the best customer experience, based on our competitive pricing and our large assortment of products.

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

In addition, the COVID-19 pandemic may negatively impact our business by causing or contributing to, among other things, the following, each of which could adversely affect our business, results of operations, financial condition and cash flows:

•	We cannot assure you that the emergency health measures we have adopted will continue to be effective or that we will not have to adopt new protective measures, including work from home policies, which may divert our management’s attention and increase our operating costs;
•	If individual states and municipalities continue to implement different COVID-19 preventative measures, we may be required to expend additional time to implement them, which may increase our operating costs. In addition, we cannot assure you that we will be able to fully comply with these measures, which may negatively impact the way we operate our stores;
•	In case we face a worsening in the pandemic situation in the future, which will require some investments with additional temporary workers or new adaptations in our stores, which may increase our operating costs; and

If new restrictions are imposed that again impact the production capacity of some of our suppliers, we might face new shortages in the future, in which case we may have to seek alternate sources of supply which may be more expensive, may not be available or may result in delays in shipments to us and subsequently to our customers.

Contingent obligations for the benefit of unrelated parties may cause a material adverse effect on our business and result of operations.

On June 14, 2019, we completed the sale of all of our equity interest in Via Varejo and Via Varejo ceased to be a consolidated subsidiary. Since then, we do not control Via Varejo nor have exercised influence over its management or operations, and, as a result, Via Varejo has no longer been our related party. However, certain transactions, previously existing between the Company and Via Varejo, when Via Varejo was part of the Pão de Açúcar Group, remained in effect, including the guarantees we have granted for obligations of Via Varejo. In the event of non-compliance by Via Varejo of these obligations, including as a result of non-payment, our business and results of operations may be adversely and materially affected. For additional information on these transactions, see “Item 7. Major Shareholders and Related Party Transactions—7B. Related Party Transactions—Via Varejo.”

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

In our Brazilian retail segment, approximately 75% of our products are distributed through our 15 distribution centers and warehouses located in the Southeastern, Midwestern and Northeastern regions of Brazil. The transportation system and infrastructure in Brazil are underdeveloped and need significant investment to work efficiently and to meet our business needs.

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

The processing of personal data is regulated in the jurisdictions where we operate by a series of rules enacted in Brazil and Colombia, some of which have just been recently implemented by local authorities, such as is the case of the rules under the Brazilian General Data Protection Law that came into effect in September 2020. Failure to comply with provisions of these laws, especially related to (i) providing clear information on the data processing operations performed by us, (ii) respecting for the purpose of the original data collection; (iii) legal deadlines for the storage of user data, and (iv) the adoption of legally required security standards for the preservation and inviolability of the personal data processed, can give rise to penalties, such as fines and even temporary or permanent suspension of our personal data processing activities.

In the event of non-compliance with Brazilian law or any other applicable law related to personal data, or in the event of a personal data breach, we may be subject to legal proceedings, fines and damage to our reputation, which may materially and adversely affect us. We are subject to uncertainties as to how Brazilian courts will apply and interpret the Brazilian legislation, which may materially and adversely affect us.

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

In Colombia, we have a similar provision. Law No. 1,778 of 2016 created a new case of liability for companies in case any of their controlling shareholders, employees, contractors or administrators or of any of their subsidiaries, carry out foreign bribery offences. The sanctions include fines (up to 200,000x the current minimum monthly wage) and a prohibition to contract with the Colombian government, among others. Likewise, Colombian law contemplates among its criteria for limiting corporate liability the existence, execution and effectiveness of transparency and business ethics programs or anti-corruption mechanisms within the company.

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

From 2007 to 2009, we acquired a 100% ownership interest in Sendas Distribuidora S.A., which operates the Assaí chain and was segregated from CBD on December 31, 2020. For additional information on the spin-off of our cash and carry business, see “—Changes in Our Business—Sendas Spin-off.”

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

Cnova Brazil was a wholly owned subsidiary of Cnova, until October 31, 2016, owning our and Via Varejo’s Brazilian non-food e-commerce businesses. Following the completion of the Cnova Corporate Reorganization (as defined below) (i) on October 31, 2016, Cnova Brazil became a wholly owned subsidiary of Via Varejo, operating the websites Extra.com.br, Pontofrio.com and Casasbahia.com.br, and was no longer a shareholder of Cnova; (ii) Cnova has continued its e-commerce operations outside of Brazil, focusing entirely on Cdiscount; and (iii) we were no longer the majority shareholder of Cnova, remaining with a 34.2% equity interest in Cnova, which we started to recognize through the equity pick-up accounting method. The corporate reorganization of Cnova, or Cnova Corporate Reorganization, consisted of (i) a reorganization agreement entered into by and among Cnova, Cnova Brazil and Via Varejo, dated August 2016; and (ii) concurrent tender offers launched by Casino to purchase any and all Cnova ordinary shares in the United States and in France in December 2016.

In connection with the Cnova Reorganization, Casino and CBD entered into a commitment and support letters which are intended to govern the parties’ ongoing relationship in their capacity as shareholders of Cnova after the Cnova Reorganization. Casino submitted the commitment letter to CBD, pursuant to which it grants us certain governance and liquidity rights in relation to the interest held by CBD in Cnova, including, among others: (i) CBD’s right to designate at least one member to the board of directors of Cnova, taking into account the number of members proportional to CBD’s interest; (ii) CBD will have priority over Casino to sell its shares in a public offering for the distribution of shares with respect to 90% of the total shares to be offered in the secondary offering; (iii) CBD will have partial tag along rights in case Casino sells its Cnova shares and the sale does not constitute a change of control; in case of change of control, CBD will have the right to sell all of its shares; (iv) CBD will be treated pari passu in relation to Casino in any transfer of Cnova shares to any third party or in case of any reorganization or corporate transaction resulting in any exchange, redemption or another issuance of Cnova shares; and (v) in case of any reorganization or corporate transaction involving Cnova, Casino will use its reasonable measures to cause CBD to receive securities in exchange for Cnova shares that are as liquid as the Cnova shares currently held by CBD.

In line with our long-term strategy of focusing on the development of the food retail segment, on June 14, 2019, we sold all of our equity interest in Via Varejo, corresponding to 36.27% of Via Varejo’s capital stock, by means of a public auction on B3. For more information about our divestment of Via Varejo, see “—Changes in Our Business—Via Varejo Sale” and “—Item 4E. Discontinued Operations.”

Furthermore, as a result of the reorganization to simplify Casino’s activities and businesses in Latin America, (i) on November 27, 2019, Casino acquired all shares issued by us and indirectly held by Almacenes Éxito S.A., or Éxito Group, a publicly held company located in Colombia, and (ii) on November 27, 2019, Éxito Group became our indirect subsidiary. For additional information on our Latin America corporate reorganization, see “—Changes in Our Business—Latin America Corporate Reorganization.”

In addition, to advance our digital transformation and expand our investment in technology, we acquired James in 2018 and Cheftime in November 2019 and partnered with Raia Drogasil in 2019 to launch Stix Fidelidade, in order to better adapt to our customers’ demand for delivery and e-commerce services.

On February 14, 2020, B3 approved our migration from the Level 1 listing segment to the Novo Mercado listing segment of B3, the highest level of corporate governance of B3. For additional information on our enrollment in the Novo Mercado, see “—Changes in Our Business—Latin America Corporate Reorganization.”

On December 14, 2020, we entered into a Separation Agreement to carry out the separation of the cash and carry business through a spin-off of our then wholly owned subsidiary Sendas, which operates under the banner Assaí. For additional information on the Sendas Separation and Sendas Spin-Off, see “—Changes in Our Business—Sendas Spin-Off.”

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

Éxito Group’s Acquisition

On September 13, 2019, Sendas, our then wholly owned subsidiary launched an all-cash tender offer for the price of COP$18,000 for each Éxito Group share. Concurrently with the tender offer, Casino and Sendas entered into a pre-arrangement providing for the terms of the all-cash tender offer and Casino’s commitment to sell, by means of the tender offer, its 55.3% equity interest in Éxito Group to Sendas. On November 27, 2019, shareholders representing 96.57% of Éxito Group’s equity interest accepted the all-cash tender offer, corresponding to a total amount of COP$7,780.6 billion. We have begun to consolidate Éxito Group’s results of operations in our financial statements since December 1, 2019. The Sendas spin-off included the transfer of the equity interest currently held by Sendas in the Exito Group to CBD.

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

In 2020, Éxito Group’s gross revenue totaled R$24.7 billion and net income totaled R$228 million.

As a result of Éxito Group’s acquisition, we started to consolidate the operations in Colombia, Uruguay and Argentina, through the following banners: (i) Viva Malls, Éxito, Carulla, Surtimayorista, Surtimax and Super Inter in Colombia, (ii) Devoto, Disco and Géant in Uruguay, and (iii) Libertad, Mini Libertad and Paseo Libertad Malls in Argentina.

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

On November 26, 2018, we held 43.23% of Via Varejo’s total capital stock. On December 21, 2018 and February 20, 2019, our board of directors approved total return swap transactions, involving the sale of common shares of Via Varejo, corresponding to 3.86% and 3.09% of Via Varejo’s total capital stock, respectively. These sales were carried out on the B3 at a price of R$4.90 per share, totaling R$2,300 million, on December 27, 2018 and February 25, 2019, respectively. The sale of Via Varejo resulted in the recognition of a gain on sale of R$398 million, net of the effect of income taxes of R$199 million and related costs. Such gain was presented in the results of discontinued operations. For more information on the impact of the Via Varejo sale on our financial results, see notes 12.4 and 34 to our audited financial statements.

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

For additional information on these transactions, see “Item 7. Major Shareholders and Related Party Transactions—7B. Related Party Transactions—Via Varejo” and note 12.4 to our audited financial statements.

Digital Transformation

In 2019, we and Raia Drogasil S.A., or RD, created Stix Fidelidade S.A., or Stix Fidelidade, in which we hold 66.7% equity interest and RD holds 33.3%. Stix Fidelidade is responsible for the development of a loyalty program in which its users earn points called Stix Fidelidade on purchases made on affiliated retailers’ websites and stores, including us and Raia Drogasil, to be redeemable for products or services available at the Stix Fidelidade platform, in addition to discounts and other benefits that might be available from time to time. Stix Fidelidade also has as a strategic partner Banco Itaú providing for the terms under which Banco Itaú clients may transfer points accumulated on Banco Itaú credit cards to the Stix Fidelidade platform or acquire Banco Itaú credit cards that will grant them automatic Stix Fidelidade points upon certain circumstances. In February 2020 we announced the approval of Administrative Council of Economic Defense, or CADE, confirming that the closing of the transaction has occurred. The Stix program was launched in October 2020 as the first retail coalition in Brazil and its opt-in platform reached more than one million customers at the end of the year. From all the rewards distributed, 80% were activated and 30% of Stix customers have earned points through more than one brand that is part of the program (Pão de Açúcar, Extra, Raia or Drogasil).

Repositioning our Private Label

In 2018, we started to focus on repositioning our private label portfolio, with a priority on improving quality and price competitiveness as an important process for building client loyalty in the markets in which we operate. As part of this initiative, we have started working more closely with suppliers, entering into long-term partnerships and ensuring higher production levels, which allow us to maintain our product launch rates and reach better margins. The portfolio underwent a renovation process and new products were launched, representing the entry in new categories. In 2020, the penetration of our private label in the food category sales reached 20%.

Sendas Spin-Off

On December 14, 2020, our board of directors approved a corporate reorganization to carry out the separation of the cash and carry business through a spin-off of our then wholly owned subsidiary Sendas, which operates under the banner Assaí.

On December 31, 2020, the shareholders of CBD and Sendas at extraordinary general shareholders’ meetings of both companies approved the Sendas Separation and Sendas Spin-off.

The Sendas Spin-Off refers to the distribution of substantially all of the issued and outstanding Sendas common shares to holders of CBD common shares, including the CBD ADSs, on a pro rata basis for no consideration.

On the same date, CBD completed a corporate reorganization pursuant to which Sendas transferred all of its equity interest in Éxito, which included Éxito’s international retail businesses in Colombia, Uruguay and Argentina, to CBD. We collectively refer to the series of the corporate transactions that CBD completed as the “Sendas Corporate Reorganization”:

●	Sendas engaged in an exchange transaction with CBD (the “Exchange Transaction”) in which certain assets of CBD were transferred to Sendas in exchange for an equivalent value of the shares of Éxito held by Sendas (corresponding to 8.77% of the total outstanding shares of Éxito). The assets of CBD transferred to Sendas consisted of:

➢	50% of the shares of Bellamar Empreendimentos e Participações Ltda., or Bellamar, a holding company that holds an investment in 35.76% of the shares of FIC, in the amount of R$769 million; and

➢	five parcels of real estate (the “Real Estate Assets”), in the aggregate amount of R$146 million, which may be developed as sites for new stores in the future.

●	Following and contemporaneously with the Exchange Transaction, Sendas distributed to CBD the remaining shares of Éxito held by Sendas (corresponding to 87.80% of the total outstanding shares of Éxito).

●	Sendas distributed certain assets to CBD in the net amount of R$20 million.

●	CBD conducted the following capital contributions:

➢	CBD transferred to Sendas the net assets of stores that may be developed by Sendas in the future, with a residual value of R$45 million;

➢	CBD contributed intercompany receivables to Sendas for an amount of R$140 million; and

➢	CBD contributed R$500 million in cash to Sendas.

In addition, on December 14, 2020, we entered into a Separation Agreement with Sendas, which provides a framework for our relationship with Sendas following the Sendas Separation and the Sendas Spin-Off. For further information on the Separation Agreement, see “Item 7. Major Shareholders and Related Party Transactions—7B. Related Party Transactions—Agreements with Sendas.” Pursuant to the Separation Agreement, CBD will recognize certain assets and liabilities related to contingencies and their related judicial deposits for which the parties have agreed to be responsible following the Sendas Separation, in a net amount of R$111 million.

Set forth below are simplified structure charts showing CBD and its relevant subsidiaries, including Sendas and Éxito, and equity interests: (1) immediately prior to the Sendas Corporate Reorganization; and (2) immediately following the Sendas Corporate Reorganization.

Pre- Sendas Corporate Reorganization

Post-Sendas Corporate Reorganization

Set forth below is a structure chart showing CBD and Sendas and their relevant subsidiaries immediately following the Sendas Spin-Off:

Post Sendas Spin-Off

On February 26, 2021, our shareholders received shares issued by Sendas, in proportion to their respective holdings in the capital stock of CBD, on a pro rata basis for no consideration. The distribution occurred after the listing of Sendas common shares on the Novo Mercado segment of B3 and after the approval of listing of ADRs representing Sendas common shares on the NYSE. Upon consummation of the Sendas Spin-Off, Sendas has become an independent and publicly traded company. The goal of the Sendas Spin-off was to unlock the full potential of the Company’s cash and carry and traditional retail businesses, allowing them to operate on a standalone basis, with separate management teams, and focusing on their respective business models and market opportunities. Additionally, the Sendas Spin-off is expected to provide each of the businesses with direct access to the capital markets and other sources of funding, hence allowing them to prioritize investments according to each company’s profile, thus creating more value for their respective shareholders.

Capital Expenditures and Investment Plan

As part of our capital expenditures and investment plan, we have invested R$7.6 billion in our consolidated operations in the three years ended December 31, 2020. While the Brazilian economy was still under a downturn as a result of the COVID-19 pandemic, we decreased our capital expenditures in our continuing operations by 10% from R$2.8 billion in 2019 to R$2.5 billion in 2020.

Our capital expenditures and investment plan in 2020 aimed to foster (i) the opening of new stores and store conversions; (ii) store renovations; (iii) improvements to information technology; and (iv) improvements to distribution facilities. We have historically financed our capital expenditures and investments mainly with cash flow generated from its operations and, to a lesser extent, funded by third parties. We plan to continue financing our capital expenditures and investments principally with cash flow from our operations.

Our investments in the last three years ended December 31, 2020 have included:

Opening of new stores and store conversions – In the Brazilian retail sector, we seek to rent real estate properties when there is an opportunity to open new stores under one of our banners or local supermarket chain acquisition opportunities that suit one of our formats. In 2020, 41 stores were converted from Extra Super to Mercado Extra and four stores were opened: one Mini Extra, one Minuto Pão de Açúcar and two gas stations. In addition, to adjust our portfolio of stores, we closed nine Extra Hiper, of which three closed, three were converted to Assaí stores and three are in the process of being converted into three Pão de Açúcar, six Extra Super, three Mini Extra stores and 20 drugstores. In the international retail segment, 19 stores were inaugurated among openings and conversions, with 17 stores in Colombia, of which two consist of Éxito WOW stores, one Carulla FreshMarket, four Surtimayorista, three Éxito Express and seven Super Inter stores) and two in Uruguay (one Disco and one FreshMarket store). Another 25 stores were closed, 24 in Colombia (seven Éxito, three Carulla, 13 Surtimax and one Super Inter store) and one in Uruguay (Devoto).

Renovation of existing stores – We usually remodel a number of our stores every year. Through our renovation program, we updated refrigeration equipment in our stores, created a more modern, customer-friendly and efficient environment and outfit our stores with advanced information technology systems.

Improvements to information technology – We view technology as an important tool for efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters. We have made significant investments in information technology, totaling R$419.0 million from 2018 through 2020. For more information on our information technology, see “—Item 4B. Business Overview—Information Technology.”

Improvements to distribution facilities and others – We own and lease distribution centers and warehouses. The improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow. We have invested R$1.0 billion in our distribution facilities from 2018 through 2020.

The following table provides a summary description of our principal capital expenditures for the periods indicated:

	Year Ended December 31,
	2020	2019	2018	2018-2020
	(in millions of R$)
Opening of new stores and store conversions	1,054	1,200	745	2,999
Renovation of existing stores	533	689	650	1,872
Information technology	179	166	74	419
Distribution facilities and other	276	458	306	1,040
Non-cash effects:
Financing assets	110	(27)	(32)	51
Brazilian retail(1)	2,152	2,486	1,743	6,381
Éxito Group	338	80	-	418
Total	2,490	2,782	2,364	7,636

________________

(1) The total of capital expenditures presented in the table for the years ended December 31, 2020, 2019 and 2018 include capital expenditures that we made in Sendas during the period until the Sendas Spin-Off that occurred on December 31, 2020. The capital expenditures related to Sendas totaled R$948.0 million, R$1,329.0 million and R$1,305.0 million in 2018, 2019 and 2020, respectively. The table also includes total capital expenditures made in Via Varejo during the year ended December 31, 2018 and until June 2019 when we completed the sale of all our equity interest in Via Varejo, which totalled R$621 million and R$216 million in 2018 and 2019, respectively. For additional information on the Sendas Spin-Off and Via Varejo sale, see “—Changes in Our Business—Sendas Spin-Off,” and “—Changes in Our Business—Via Varejo Sale,” respectively.

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

According to data published by IBGE, the volume of sales in the food retail sector slightly increased by 4.8% in 2020 compared to 2019.

According to the IBGE, the total population of Brazil was approximately 212 million in December 31, 2020, representing a 0.77% growth since 2019. Given that approximately 85% of the population lives in urban areas (where most of our operations are located) and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth. According to an IBGE survey, in 2020, the city of São Paulo had an estimated population of 12.3 million and the city of Rio de Janeiro had an estimated population of 6.7 million. These are the two largest cities in Brazil. The state of São Paulo has an estimated total population of 46.5 million, representing 21.9% of the Brazilian population and is our largest consumer market, with 637 stores as of December 31, 2020. The state of Rio de Janeiro is our second largest consumer market, with 113 stores as of December 31, 2020.

The country’s GDP decreased 4.1%, while household consumption expenditure decreased 5.5% in relation to 2019, mainly due to the worsening in the labor market and social distancing due to the COVID-19 pandemic in 2020.

The following table sets forth the different income class levels of Brazilian households, according to the classification system from the Consumption Potential Index (Índice de Potencial de Consumo), or IPC Maps 2020, presenting the figures of 2019 published by IPC Marketing Editora.

Class Level	Average Monthly Income
(in R$)
A	25,554
B1	11,279
B2	5,642
C1	3,086
C2	1,749
D/E	720

According to a study by IPC Maps 2020, class A households account for only 2.1% of all urban households, classes B1 and B2 collectively represent 20.9% of all households, classes C1 and C2, the most representative in Brazil, collectively represent 48.7% and classes D and E collectively represent 28.3%. In recent years, the average purchasing power and number of class C, D and E urban households have increased.

For more information on the Brazilian economic environment, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Macro-Economic Environment and Factors Affecting Our Results of Operations.”

The Colombian Retail Industry

In 2020, the Colombian retail industry decreased by 7.8% compared to 5.2% in 2019, and retail sales excluding gas and vehicles decreased by 1.7% in 2020 compared to 8.1% in 2019. According to the marketing consulting company Raddar CKG, household consumption in Colombia reached COP$760,360 million in 2020, a growth of 4.47% when compared to 2019.

In 2020, the prices of consumer products in Colombia increased by 1.6% compared to 3.8% in 2019. According to Nielsen, the beverage industry and the confectionery sub-basket were the most affected sectors and fell by double-digits. Beers, soft drinks, waters, juices, snacks and clothes were the most impacted categories. Meanwhile, foods and categories such as cat food, face creams and kitchen towels were the best performing items in terms of consumption.

According to Nielsen, in 2020, the market share of neighborhood stores was 40.2% compared to 46.0% in 2019. This decrease was due to the increased market share that supermarket chains are gaining. In 2020, the market share of supermarket chains was 36.6% compared to 35.6% in 2019, and low-cost supermarkets was 15.2%, representing an increase of 4.2 percentage points in 2020, with an 8.0% participation of pharmacies and small owner-operated businesses (the so called “mom-and-pop stores”). According to the latest Nielsen classification as of 2020, the market share of main players in Colombia, excluding pharmacies (40.2%) is as follows: Éxito Group remains as the largest supermarket chain with a market share of 23.4%, followed by D1 and Justo & Bueno (which together add up to 22.0%), Olimpica 12.3%, Ara 7.3% and Cencosud 7.0%. Éxito Group also has operations in Argentina and Uruguay.

Our Company

We are the largest traditional retailer in sales in the food segment in Brazil, according to Nielsen. Within the Brazilian retail food industry, we had a total market share based on same store sales of approximately 14.3% in 2019, according to information published by Nielsen. As of December 31, 2020, our total gross sales, taking into account the Brazilian business, totaled R$31.0 billion. On the same date, we operated 696 stores, 74 gas stations and 103 drugstores in 15 Brazilian states and the Federal District, in addition to a logistics infrastructure supported by 15 distribution centers and warehouses across Brazil. We operate in the retail segment of food, bazar, home appliances, clothing, and other products by means of our supermarkets, hypermarkets, proximity and specialized stores, especially under the banners Pão de Açúcar, Minuto Pão de Açúcar, Pão de Açúcar Adega, Mercado Extra, Compre Bem, Mini Extra, Extra Hiper and Aliados Minimercado.

We operate in the Brazilian retail industry, which consists of sales of food and non-food products to individual consumers at (i) supermarkets through the banners Pão de Açúcar, Mercado Extra and Compre Bem; (ii) hypermarkets through the banner Extra Hiper; (iii) proximity stores through the banners Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado; and (iv) gas stations, and drugstores through the Extra and Pão de Açúcar banners. The Brazilian retail segment also includes revenues related to rentals of commercial spaces in our stores and e-commerce sales.

Food products include non-perishables, beverages, fruits, vegetables, meat, bread, cold cuts, dairy products, cleaning products, disposable products and personal care products. In some cases, we sell these goods under our private label at our stores and on our website. We also sell home appliances and other non-food products, which include clothing items, baby items, shoes and accessories, household articles, books, magazines, CDs and DVDs, stationery, toys, sports and camping gear, furniture, mobile phones, mattresses, pet products, gardening equipment and tools and electronics products, such as personal computers, software, computer accessories and sound and image systems. We also offer some of the products listed above under our private label. In addition, we sell our products in the Brazilian retail segment through our websites www.paodeacucar.com and www.clubeextra.com.br.

We include in the Brazilian retail segment the non-food products we sell at our drugstores, such as medications and cosmetics, and the non-food products we sell and the services we provide at our gas stations. For additional information on our operating segments in Brazil, see note 31 to our audited consolidated financial statements included elsewhere in this annual report.

On November 27, 2019, we, through our then subsidiary Sendas, acquired 96.57% of Éxito Group’s shares by means of an all-cash tender offer. For additional information on Éxito Group’s acquisition, see “—4A. History and Development of the Company—Changes in Our Business—Latin America Corporate Reorganization.” As a result of Éxito Group’s acquisition, we started to carry out operations in Colombia, Uruguay and Argentina , through the following banners: (i) Éxito, Carulla, Surtimayorista, Surtimax, Super Inter and Viva Malls in Colombia, (ii) Devoto, Disco and Géant in Uruguay, and (iii) Libertad, Mini Libertad and Paseo Libertad Malls in Argentina.

Until June 14, 2019, we controlled Via Varejo, which was presented as a discontinued operation in our financial statements, and which is the sole shareholder of Cnova Brazil, that operated in the home appliances and e-commerce segments through stores under the banners Ponto Frio and Casas Bahia, in addition to the e-commerce platforms Casasbahia.com, Extra.com and Pontofrio.com. For more information about our divestment of Via Varejo, see “—4E. Discontinued Operations” and note 34 to our audited consolidated financial statements included elsewhere in this annual report. On June 14, 2019, we completed the sale of all of our equity interest in Via Varejo and, therefore, Via Varejo’s ceased being a consolidated subsidiary. For additional information on the sale of our equity interest in Via Varejo, see “—4A. History and Development of the Company—Changes in Our Business—Via Varejo Sale.”

On December 14, 2020, our board of directors approved a corporate reorganization in order to carry out the segregation of the cash and carry business through a spin-off of our then wholly owned subsidiary Sendas, which operates under the banner Assaí. For additional information on the spin-off of our cash and carry business, see “—4A. History and Development of the Company—Changes in Our Business—Sendas Spin-off.”

Segment Revenue and Income Distribution

The table below shows the breakdown of our consolidated gross and net operating revenue by banner, in addition to the Éxito Group and other operations, for the year ended December 31, 2020:

	Year Ended December 31, 2020
Banners and other operations	Gross Operating Revenue	Percentage of Total Gross Operating Revenue	Net Operating Revenue	Percentage of Total Net Operating Revenue
	(in millions of R$)	(%)	(in millions of R$)	(%)
Extra/Compre Bem(1)	18,594	33.4%	16,856	32.9%
Pão de Açúcar	7,952	14.3%	7,221	14.1%
Proximity stores(2)	1,787	3.2%	1,678	3.3%
Drugstores, gas stations and Delivery(3)	2,671	4.8%	3,415	6.7%
Brazilian retail	31,004	55.6%	29,170	56.9%
Éxito	12,832	23.0%	11,540	22.5%
Carulla	2,744	4.9%	2,512	4.9%
Surtimax and Super Inter	1,753	3.1%	1,635	3.2%
B2B and Others	1,485	2.7%	1,375	2.7%
Colombia	18,813	33.8%	17,062	33.3%
Uruguay	4,424	7.9%	3,746	7.3%
Argentina	1,432	2.6%	1,226	2.4%
International retail(4)	24,669	44.3%	22,034	43.0%
Other(5)	59	0.1%	49	0.1%
Total	55,732	100%	51,253	100%

________________

(1)	Includes the banners Extra Hiper, Extra Supermercado, Mercado Extra and Compre Bem.
(2)	Includes the banners Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado.
(3)	Includes drugstores, gas stations, food delivery and real estate business units.
(4)	Includes our operations in Colombia, Uruguay and Argentina since our acquisition of Éxito Group in November 2019. For information on the all-cash tender offer to acquire Éxito Group’s shares, see “—4A. History and Development of the Company—Changes in Our Business—Latin America Corporate Reorganization.” and note 13 to our audited consolidated financial statements included elsewhere in this annual report.
(5)	Includes the banners Cheftime, James and Stix Fidelidade. For information on the three banners, see “—4A. History and Development of the Company—Changes in Our Business—Digital Transformation.”

The table below shows the breakdown of our consolidated net income (loss) by reportable segment, in addition to the Éxito Group, discontinued operations and other operations. We present results of the reportable segments in accordance with IFRS, the measure used by management in evaluating the performance of and strategy for the segments listed below.

	Year Ended December 31, 2020
	Net Income (Loss) from the Segment	Percentage of Total Net Income (Loss)
Reportable segment	(in millions of R$)	(%)
Brazilian retail(1)	1,274	54.8%
Éxito Group(2)	228	9.8%
Discontinued operations(3)	1,003	43.1%
Other(4)	(179)	(7.7)%
Total	2,326	100%

________________

(1)	Includes Extra and Pão de Açúcar banners and our real estate business units.
(2)	Includes our operations in Colombia, Uruguay and Argentina since our acquisition of Éxito Group in November 2019.
(3)	Includes Assaí banner.
(4)	Includes the banners Cheftime, James, Cdiscount and Stix Fidelidade.

For more information on our net operating revenue and net income (loss) by reportable segment, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Results of Operations for 2020, 2019 and 2018.”

Number of Stores

The following table sets forth the total number of stores in Brazil at the end of the periods indicated per store format:

	Pão de Açúcar	Extra Hiper	Extra Super-mercado	Mercado Extra	Compre Bem	Mini Extra	Minuto Pão de Açúcar	Total
As of December 31, 2017 (1)	186	117	188	––	––	183	82	756
During 2018				––	––
Opened	––	––	––	––	––	––	––	––
Closed	––	(2)	(3)	––	––	(27)	(3)	-35
Converted (from)/to	––	(3)	(35)	23	13	––	––	-2

As of December 31, 2018(1)	186	112	150	23	13	156	79	719
During 2019
Opened	––	––	––	––	––	––	8	8
Closed	(1)	––	(5)	––	––	(2)	(4)	-12
Converted (from)/to	––	(1)	(92)	77	15	(2)	2	--1

As of December 31, 2019(1)	185	112	53	100	28	152	85	715
During 2020
Opened	0	0	0	0	0	1	1	2
Closed	-3	-6	-6	0	0	-3	0	-18
Converted (from)/to	0	-3	-41	41	0	0	0	-3

As of December 31, 2020(1)	182	103	6	141	28	150	86	696

________________

(1)	Excludes 74 gas stations and 103 drugstores.

As of December 31, 2020, (i) Éxito, Carulla, Surtimax and Super Inter banners had a total of 513 stores in Colombia, (ii) Libertad and Mini Libertad banners had a total of 25 stores in Argentina, and (iii) Devoto, Disco and Géant banners had a total of 91 stores in Uruguay. In June 2021, the shareholders’ agreement that Éxito entered into with other shareholders of Disco is expected to be terminated. Upon its termination, we expect that the results of operations of Disco will be recognized according to the equity pick-up method in Éxito’s financial statements.

Geographic Distribution of Stores

Brazil

We operate mainly in the Southeast region of Brazil, in the states of São Paulo, Rio de Janeiro and Minas Gerais. The Southeast region accounted for 80% of our consolidated net revenue for the year ended December 31, 2020, while the other Brazilian regions (North, Northeast, Midwest and South), in the aggregate, accounted for 20% of our consolidated net operating revenue for the year ended December 31, 2020. In addition, none of these regions represents individually more than 14 of the consolidated net operating revenue.

The following table sets forth the number of our stores by region as of December 31, 2020:

Region	Supermarket	Hypermarket	Proximity	Total
North	0	1	0	1
Midwest	16	8	0	24
Southeast	304	73	229	606
Northeast	36	19	7	62
South	1	2	0	3
Total	357	103	236	696

Colombia, Uruguay and Argentina

As a result of Éxito Group’s acquisition, we started to operate in Colombia, Uruguay and Argentina. We have a total of 629 stores, of which 513 stores are in Colombia, 91 stores in Uruguay and 25 stores in Argentina, among supermarkets, hypermarkets, low cost and proximity stores. As of December 31, 2020, our international operations accounted for 44.26% of our consolidated gross revenue. We started to consolidate Éxito Group’s operation in our financial statements in December 2019. For information on the all-cash tender offer to acquire Éxito Group’s shares, see “—4A. History and Development of the Company—Changes in Our Business—Latin America Corporate Reorganization.”

Operations

The following table sets forth the number of stores, the total selling area, the average selling area per store, total number of employees and the net operating revenue as a percentage of our total net operating revenue for each of our store formats as of December 31, 2020:

	Store Format	Number of Stores	Total Selling Area	Average Selling Area Per Store	Total Number of Employees (1)	Percentage of Our Net Operating Revenue
			(in square meters)	(in square meters)
Pão de Açúcar	Supermarket	182	233,824	1,285	12,998	14.9%
Extra Hiper	Hypermarket	103	638,164	6,196	17,524	28.7%
Extra Supermercado, Mercado Extra and Compre Bem	Supermarket	175	198,414	1,134	11,024	10.1%
Mini Extra and Minuto Pão de Açúcar	Proximity Store	236	57,649	244	2,887	3.3%
Éxito Group	Various	629	1,036,085	1,647	37,638	43.0%
Other Businesses	Various	0	0	0	586	0.1%
Total(2)		1,325	2,164,137	1,633	82,658	100.0%

________________

(1)	Based on the full-time equivalent number of employees, which is the product of the number of Brazilian retail employees (full- and part-time) and the ratio of the average monthly hours of Brazilian retail employees to the average monthly hours of full-time employees.
(2)	Excludes 74 gas stations and 103 drugstores.

For a description of net operating revenue for each of our store formats, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Results of Operations for 2020, 2019 and 2018.”

Store Formats and Banners

We present a multi-channel, multi-format and multi-region portfolio ensuring a strong position in offering products and services to our customers. Our Brazilian retail segment operates under different formats and banners.

Our main operations are in Brazil, and since the Éxito Group’s acquisition in November 2019, we also operate in Colombia, Uruguay and Argentina.

Brazil

Pão de Açúcar

Our Pão de Açúcar banner is the premium supermarket chain of our Company. This banner considered a reference for innovation in the retail industry, providing high quality services and assortment of products to our customers and promoting concepts of healthy living and sustainability.

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

As of December 31, 2020, we had 182 Pão de Açúcar stores in 12 Brazilian states and the Federal District, with an average sales area per store of 1,200-1,300 square meters. Food products represented 97% of gross sales revenue attributable to Pão de Açúcar stores in 2020 and non-food products represented 3%. In 2020, 46 stores were fully renovated following a next-generation concept store, which present a multi-channel, multi-sensory and multi-solution space, focusing on the shopping experience and a differentiated value proposition; more personalized, special and healthy solutions; social hub with living and interaction areas; and a frictionless experience thanks to digital technology available to the customer. These 46 stores continue to deliver significant growth compared to non-renovated stores, representing 41% of Pão de Açúcar banner total sales considering a total of 182 stores. In 2021, we will seek to implement the most successful concepts of the model in other stores of the banner, with low investment per store. We have also analyzed the cities where we can potentially open new stores for the expansion plan for the next three years.

The Pão de Açúcar banner recorded gross sales of R$ 7.9 billion in 2020, with ongoing initiatives, such as (i) the strong performance of our stores renovated to the last concept of store, which presented higher growth in sales compared to our non-renovated stores, (ii) operational improvements and (iii) the evolution of omnichannel initiatives and expansion of our express delivery model and (iv) the attractiveness of the Pão de Açúcar Mais app. Additionally, there was an increase in the reach of the loyalty program, representing approximately 85% of Pão de Açúcar sales.

Extra

Extra is our banner focused on meeting our clients’ demands related to different needs and occasions, with the formats of supermarkets, hypermarkets, drugstores and gas station. With a product assortment tailored to each format, the Extra banner offers food, home appliances, bazar, clothing and other products, as well as services such as bakery, rotisserie, butchery and fishery.

In 2020, the Extra banner maintained successful initiatives such as portfolio optimization adhering to the needs of our customers in each region, seasonal activations, reinforcement of the quality and assortment of perishables, monetization of store area, growth in the penetration of our private label and evolution of digital strategy with expansion of the express delivery model and activations aimed to Extra loyalty program, Clube Extra, and app. For more information on our same-store sales, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Results of Operations for 2020, 2019 and 2018.”

Extra Hiper Stores

We introduced the hypermarket format in Brazil with the opening of our first 7,000 square meter store in 1971. The Extra Hiper stores offer the widest assortment of products of any of our store formats and are organized in a department store style, with an average sales area per store of 6,200 square meters as of December 31, 2020. The Extra Hiper stores target the Brazilian classes B, C, D and E classes. As of December 31, 2020, we had 103 Extra Hiper stores. The sale of food products and non-food products represented 59% and 41% of Extra Hiper’s gross sales in 2020, respectively.

Gross sales of the Extra Hiper banner in 2020 reached R$13.3 billion with a 6.4% increase compared to R$12.5 billion in 2019, due to the attractiveness of the one-stop-shop concept and the robust performance of 23 stores, which present a new value proposition for the format based on three business pillars: i) more competitive prices in mass consumption categories that increase customer traffic at stores; ii) improved customer service in perishable goods; and iii) review of our nonfood portfolio with an increase in the home appliances category and reduction in the assortment of other categories. Due to the success of the results achieved with this model, these initiatives will be implemented in all the stores of the format during 2021.

Mercado Extra and Compre Bem Stores

As of December 31, 2020, we operated 141 Mercado Extra stores, 28 Compre Bem stores and six Extra Supermercado stores, which will be converted into Mercado Extra in the first semester of 2021, completing the project to convert the banner into Mercado Extra and Compre Bem. These banners are supermarket format, characterized by stores focused on middle-class customers, with an average sales area per store of 1,100 square meters, as of December 31, 2020, and a complete mix of food products, general merchandise and a complete portfolio of private label products which strengthen the price attractiveness and quality perception in the stores. The supermarket format offers quality products, where families can rapidly and economically stock up on items for their pantries and also acquire a wide range of household items in an easily accessible and pleasant environment. The sale of food products and non-food products represented 97% and 3%, respectively, of gross sales in 2020.

Gross sales of these banners in 2020, including Mercado Extra, Compre Bem and Extra Supermercado, reached R$5.3 billion, an increase of 14% compared to R$ 4.6 billion in 2019, mainly due to the successful project of conversion into Mercado Extra and Compre Bem, which represented 84% of the sales in 2020.

Mercado Extra Stores

In 2020, we continued the process, initiated in 2018, of converting Extra Supermercado stores into the Mercado Extra banner. Our Mercado Extra stores aim to bring a pleasant shopping experience to customers, creating a comfortable environment and an adequate assortment to their needs. Mercado Extra stores aim to reinforce the quality of perishables, customer service and the penetration of our private label products. The Mercado Extra stores target the Brazilian class B and class C household consumers. These stores also offer fresh seafood three times a week.

In 2020, we converted 41 Extra Supermercado stores into Mercado Extra stores, totaling 141 Mercado Extra stores. As a result of these conversions, the number and volume of sales are higher in the Mercado Extra stores when compared to the previous format.

Compre Bem

In March 2018, SCB Distribuição e Comércio Varejista de Alimentos Ltda., or Compre Bem, was created, strengthening our strategy to diversify our store format and cover key growth markets. We currently hold 100% of the capital stock of Compre Bem.

As of December 31, 2020, we totaled 28 Compre Bem stores, 13 of which were converted in 2018 and 15 of which were converted in 2019. The former Extra Supermercado stores have been delivering strong growth since their conversion into Compre Bem stores. The conversions allow us to enter in a market segment currently controlled by regional supermarkets. The Compre Bem store model focuses on locality, adapted to the needs of the consumers in each of the regions where stores are located. The service and assortment of perishables are reinforced, while other product categories have a leaner assortment. Compre Bem is managed independently from the Extra Supermercado banner in order to streamline operational costs, especially logistics and IT. In 2020, the Compre Bem banner had positive performance in sales.

Proximity Stores (Mini Extra and Minuto Pão de Açúcar)

As of December 31, 2020, the Mini Extra and Minuto Pão de Açúcar stores had an average sales area per store of 244 square meters. The sale of food products and non-food products represented 99% and 1%, respectively, of gross sales in proximity stores in 2020. Resuming the format’s expansion through the Minuto Pão de Açúcar banner is one of our priorities for the next three years.

In 2016, we launched the “Aliados Compre Bem” project, which was renamed to “Aliados Minimercado” in 2018, a business model for neighborhood stores that consists of a partnership between us and independent retailers, in which we provide our operational expertise to meet and increase the sales potential of this market segment by supplying products to participating independent retailers. We were the first major Brazilian retailer to offer this type of service and in 2020 we supplied products to approximately 1,150 neighborhood stores.

Gross sales of the proximity stores in 2020 totaled R$1.8 billion, an increase of 32% compared to 2019, mainly due to the (i) effective value proposition in the neighborhood store formats Minuto Pão de Açúcar and Mini Extra and (ii) the expansion of Aliados Compre Bem project. The proximity format reached 236 stores as of December 31, 2020, of which 150 were Mini Extra and 86 were Minuto Pão de Açúcar. As of December 31, 2020, the majority of our proximity stores were located in the state of São Paulo.

Gas Stations

As of December 31, 2020, we operated 74 gas stations in Brazil, the vast majority of which are located within the parking area of certain of our stores, mainly in Extra Hiper stores. We also have gas stations that operate under our Pão de Açúcar, Mercado Extra and Compre Bem banners. In addition, we have partnerships with Ipiranga and Shell, two major gas station chains in Brazil, which we believe gives us a competitive advantage. Through these partnerships, we offer co-branded gas stations, such as Extra-Ipiranga and Pão de Açúcar-Ipiranga. The location of our gas stations allows our customers to both shop and refuel their cars while they are on our premises. Our strategy for gas stations is based on competitive prices and the reliability and quality of fuel, which we believe is assured by the brand.

Drugstores

As of December 31, 2020, we operated 103 drugstores in 9 Brazilian states. Our strategy, in relation to our drugstores, is to provide greater convenience to our customers by providing additional products, mainly in our Extra Hiper stores. We also have drugstores that operate under our Pão de Açúcar and Extra banner.

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

As of December 31, 2020, we offered the “express” and/or “click and collect” concepts at more than 289 stores under the Pão de Açúcar and Extra banners, in the Brazilian Southeast, South, Midwest and Northeast region of Brazil. In line with our digital transformation strategy, we plan to continue to increase the presence of Extra Delivery, including in our Extra Hiper and Extra Supermercado stores.

In December 2018, we launched Pão de Açúcar Adega, an online platform for the sale of special beers and wines with nationwide delivery and a brick-and-mortar store in the city of Sao Paulo, providing our customers with a truly omnichannel experience. Pão de Açúcar Adega offers our subscription service, Pão de Açúcar Viva Vinhos, through which customers can have our wines delivered directly to their homes. In 2020, this platform allowed deliveries to any city in Brazil and assisted wine sales for all Pão de Açúcar e-commerce platforms reached an 125% increase over the previous year

In 2018, as part of our digital transformation strategy, we acquired the delivery app James, which is a multiservice platform for ordering and delivering our products, connecting customers, deliverers and establishments. This acquisition complements the delivery methods that we make available to our customers at our brick-and-mortar stores. In addition, the deliveries through James complements our same day and next day deliveries and provides our customers with one-hour delivery option. In 2020, we expanded James operations to 32 cities in Brazil located in the states of São Paulo, Rio de Janeiro, Ceará, Paraná, Tocantins, Pernambuco, Piauí, Sergipe, Minas Gerais, Mato Grosso, Mato Grosso do Sul, Paraíba, Bahia and the Federal District (Distrito Federal).

Loyalty Programs

The My Discount program, launched in July 2017 in Brazil, consists of a mobile app that provides personalized discounts to customers who are members of the loyalty programs of the Pão de Açúcar and Extra banners. At the end of 2020, 65.7% of our total sales in the Brazilian retail segment occured in connection to our loyalty programs and were identified sales. This number is close to 57% of the Extra banner sales (Clube Extra) and 86% in Pão de Açúcar banner (Pão de Açúcar Mais). Our two phone apps, Pão de Açúcar Mais and Clube Extra, are important tools to increase our customers’ digitalization and create ultrapersonalization and long-term relationships. They had 14.9 million downloads by the end of 2020, a 32% increase if compared to 11.3 million downloads in 2019. One of the main features that increases loyalty and allows us to create ultrapersonalized experiences to our clients is the My Discount feature. As of December 31, 2020, approximately 32% of the members of the loyalty program of the Pão de Açúcar banner utilized the My Discount program. Also in 2020, our clients’ digitalization increased and the number of omnichannel clients increased by 99% if compared to 2019. We believe this causes a positive impact on our results of operations because an omnichannel customer spends 2.7x more than a regular customer.

In March 2018, we added the My Rewards program to our mobile app, providing personalized challenges to customers who are members of the loyalty programs of the Pão de Açúcar and Extra banners. These challenges can be completed monthly to receive prizes, such as coupons, in-store products and vouchers from our partner companies. In 2020, the number of clients that achieved the monthly target to gain a prize grew by 24%, in comparison to 2019.

Stix Fidelidade

In 2019, we formed Stix Fidelidade e Inteligência S.A., or Stix Fidelidade, in partnership with RaiaDrogasil, which is the largest pharmacy retailer in Brazil according to a report released by the Brazilian Association of Pharmacy and Drugstore Networks (Associação Brasileira de Redes de Farmácias e Drogarias -Abrafarma) in 2018. Stix Fidelidade is a loyalty program in which its users earn points on purchases made on affiliated retailers’ websites and stores. The accumulated points are redeemable for products or services available at the Stix Fidelidade platform, in addition to discounts and other benefits. Together with RaiaDrogasil, we have more than 3,000 stores to promote our loyalty programs. Additionally, in November 2019, we entered into a partnership agreement with Itaú Unibanco Holding S.A., or Banco Itaú, pursuant to which Banco Itaú’s clients may transfer points accumulated on Banco Itaú credit cards to the Stix Fidelidade platform or acquire Banco Itaú credit cards that will grant them automatic Stix Fidelidade points upon certain circumstances. We expect to enter into partnership agreements with other retailers to turn Stix Fidelidade into a loyalty program coalition comprising several retailers nationwide in Brazil. Launched in October 2020, the program was adopted by 1 million customers in the first seven weeks of operations.

Cheftime

In November 2019, we acquired 79.57% of the equity interest in Cheftime, a company that prepares and offers read-to-eat meal-kits, semi-cooked meal-kits, and cook-it-yourself meal-kits, enabling anyone to prepare their own food and inspiring our consumers to take up cooking as a hobby. In 2019, we started to sell Cheftime products solely in the format of ready-to-cook meal-kits, assembled with pre-portioned ingredients paired with the recipes. In 2019, we developed our portfolio of Cheftime products to deliver new recipes to our customers and to launch the ready-to-eat meal-kits. In 2020 Cheftime expanded the production center reaching 300 stores with the presence of the brand. In 2019, we launched Cheftime by Pão de Açúcar gastronomy school, where consumers can exchange their points accrued in loyalty programs for cooking classes. We have also maintained Cheftime’s e-commerce, which offers different options including a subscription plan. Cheftime became one of our private label brands, focusing on our consumer’s experience.

Private Label Products

Our main private labels are Taeq, focusing on the healthy food segment, and Qualitá, offering quality food products at reasonable prices to our clients. We also have Casino, Club des Sommeliers, Fábrica 1959, Confraria, Finlandek, Arkitect, Bronzini, Cast, Bambini, Boomy, Nous, Frescampo and Custer, among others, in our private label portfolio.

We launched the Taeq products in 2006. Its portfolio comprises healthy food products, including cereals, cereal bars, yogurts, teas, pasta, meats, soups, isotonic, juices, organic and natural products, among others. Taeq products are offered at our Pão de Açúcar and Extra stores (supermarkets, hypermarkets and proximity) and at our websites. We offer our Taeq products in our stores in Colombia.

We launched the Qualitá banner in 2008. Its portfolio comprises a variety of products, including frozen food, cleaning supplies, dairy products, among others. In order to achieve the goal of keeping quality at reasonable prices, Qualitá products undergo a strict standard of supply selection, logistics control and consumer testing before being offered to our clients. Qualitá products are offered at our Pão de Açúcar and Extra stores (supermarkets, hypermarkets and proximity) and at our websites.

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

In 2020, our private label brands reached a 20% market share in food sales in Brazil and 17% in Colombia.

Colombia, Uruguay and Argentina

On November 27, 2019, we completed the acquisition of Éxito Group’s equity interest through an all-cash tender offer. For additional information on the all-cash tender offer, see “—4A. History and Development of the Company—Changes in Our Business—Latin America Corporate Reorganization.” Éxito Group operates in Colombia, Uruguay and Argentina and its portfolio of international retail businesses, is comprised of the following banners: (i) Éxito (hypermarkets, supermarkets and proximity), Carulla (supermarkets and proximity), Surtimax and Super Inter (low-cost supermarkets) and Surtimayorista (cash and carry) in Colombia, (ii) Devoto (supermarkets and proximity), Disco (supermarkets) and Géant (hypermarkets) in Uruguay, and (iii) Libertad (hypermarkets) and Mini Libertad (proximity) in Argentina.

As of December 31, 2020, (i) Éxito, Carulla, Surtimax, Super Inter and Surtimayorista banners had a total of 513 stores in Colombia, (ii) Libertad and Mini Libertad banners had a total of 25 stores in Argentina, and (iii) Devoto, Disco and Géant banners had a total of 91 stores in Uruguay.

Éxito Group’s operations in Colombia, Argentina and Uruguay corresponds to 76%, 6% and 18%, respectively, of Éxito Group’s total gross revenue in 2020.

Éxito

Éxito comprises hypermarkets, supermarkets and express stores which are predominantly located in large Colombian urban areas, such as Bogotá, Medellín, the Atlantic Coast, the Coffee Region and Cali. Éxito stores offer a large assortment of products, including food and non-food categories, and are organized in a department store style, with an average sales area per store of 2,572 square meters as of December 31, 2020. Éxito stores target the Colombian middle and middle-high classes. As of December 31, 2020, we had 241 Éxito stores. The sale of food products and non-food products represented 58% and 42% of Éxito banner’s net sales in 2020, respectively. Our focus is to develop a new generation of Éxito hypermarkets to link the best of the physical and virtual worlds in one place: a shopping experience connected to the digital world, superior customer service and improved focus on fresh products.

Net sales of the Éxito banner in 2020, considering the full year, reached COP$8 billion (equivalent to R$11 million), a 5.4% increase compared to 2019 and represented approximately 70% of the sales mix in Colombia. Éxito banner continued as the best performing player in the hypermarkets, supermarkets, and express stores segment in 2020, growing in almost all regions mainly from accurate commercial activities and the solid performance from Éxito Wow stores. Éxito Wow stores are digitally connected hypermarkets that integrates the digital channels and physical services offered by the Éxito banner to other services, including banking services, co-working area, gourmet food-court, omnichannel zone, among others. The Éxito Wow model totaled 11 stores in 2020 and is present in Bogotá, Medellin, Cali, Santander, Boyacá, and Atlantic Coast. Éxito Wow stores posted 13.9 % net sales growth in 2020 and represented a 20.7 % share of the banner’s total sales.

Carulla

Carulla comprises supermarkets and express stores which are predominantly located in main cities, such as Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, among others. Carulla stores focus mainly on offering imported and premium products, a highly quality assortment of fresh products and are nationwide recognized for having the best bakery in the country. Carulla has an average sales area per store of 896 square meters as of December 31, 2020. Carulla stores target the Colombian high-end classes and as of December 31, 2020, we had 95 Carulla stores. The sale of food products and non-food products represented 98% and 2% of Carulla’s net sales in 2020, respectively.

Net sales of the Carulla banner in 2020, considering the full year, reached COP$1.8 billion (equivalent to R$2.5 million), a 13.6 % increase compared to 2019, mainly due to the implementation of the fresh market model. This innovative model aims at transforming the fresh food category, renovate stores and improve layouts. The model includes digital activities, such as apps, improved customer service experience, strengthening the offer of key items, such as wine, pasta, cheese, coffee, and opera events related to the premium banner. As of 2020, the model was implemented at 14 Carulla fresh market stores located in the cities of Bogotá, Medellin, Santa Marta, Cali and Cartagena. These fresh market stores represented approximately 26.5% of the sales share of the Carulla’s stores and posted low double-digit sales growth after implementation.

Super Inter and Surtimax

Super Inter and Surtimax are considered low-cost supermarkets characterized by offering low prices for a complete basic basket of products, good quality meat, fresh fruits and vegetables and a large assortment of bulk grains. These stores have a regional focus, offering products according to the local consumer needs. Super Inter stores operate in approximately 22 cities in the coffee and Pacific regions of Colombia. Surtimax stores are located in residential areas and offer a wide portfolio of own branded products.

Super Inter’s sales of food products and non-food products represented 99% and 1%, respectively, of its stores net sales in 2020. We had 69 Super Inter and 74 Surtimax stores, respectively, and average sales area per store is 698 square meters as of December 31, 2020.

Surtimax’s sales of food products and non-food products represented 98% and 2% respectively of its stores net sales in 2020.

Net sales of the low-cost segment in 2020, considering the full year, reached COP$1.2 billion (equivalent to R$1.7 million), a 1.4% decrease compared to 2019 as a result of the implementation of stores’ refurbishing process and base optimization, conversion of stores into cash and carry stores, comprised of Super Inter and Surtimax banners, strong commercial actions, implementation of productivity plans, and focus on private label to offset the effect of the challenging competitive environment in this market.

Surtimayorista Stores

Surtimayorista stores have been operating in the cash and carry segment in Colombia for over three years and is focused on the commercialization of products for retail and institutional consumers, such as food retailers (including restaurants, pizzerias and snack bars), conventional retailers (such as grocery stores and neighborhood supermarkets) and end users (including schools, small businesses, churches and hospitals). It offers more than 2,100 items of grocery, food, perishable, beverage, wrapping, hygiene and cleaning products, among others.

In 2020, 4 stores were converted to the Surtimayorista banner, totalling 34, which represented 3.8% of Colombia´s sales share, as of December 31, 2020.

Other Businesses and Services

Other revenue included income from (i) services, (ii) complementary businesses, such as the real estate, credit card, travel, insurance, mobile and money transfer, and (iii) royalties, financial services, marketing among others. Net revenue from other businesses and services decreased by 24.7% in 2020, considering the full year, totaling COP$594,595 million (equivalent to R$825 mi), mainly revenues from the Viva Envigado and Viva Tunja shopping centers.

Puntos Colombia

Puntos Colombia is a 50/50 joint venture between Éxito Group and Bancolombia in Colombia. Puntos Colombia operates a loyalty program pursuant to which its users earn points on purchases made on partners’ websites and at stores. These points are redeemable for products or services available at Puntos Colombia platform, in addition to discounts and other benefits. As of December 31, 2020, Puntos Colombia had 105 affiliated businesses, including Celio, Pilates, CineColombia, and processed COP$ 174,001 billion to exchange points earned through the program into prizes.

Tuya

Tuya is a 50/50 joint venture between Éxito Group and Bancolombia. Tuya is a financial company focusing on issuing credit cards for low income segments and promoting access to financial services to segments that the traditional banking system does not approach. By the end of 2020, Tuya had a financial inclusion ratio of 52%, which represents the percentage of private label credit cards granted to people who had formal credit lines denied or non-approved by the traditional banking system. As of December 31, 2020, Tuya had 2.6 million customers and issued 2.7 million credit cards, representing 16% of the credit card market share in Colombia.

Real Estate Business Units

GPA Malls, Viva Malls and Paseo Libertad Malls are our real estate business units, which are responsible for the creation and management of commercial spaces in Brazil, Colombia and Argentina, respectively. Paseo Libertad Malls and Viva Malls became part of our portfolio through the acquisition of Éxito Group.

As of December 31, 2020, GPA Malls was present in 16 Brazilian states and the Federal District and managed around 251 commercial galleries in Brazil and two neighborhood commercial centers. As of December 31, 2020, GPA Malls had more than 292,000 square meters of gross leasable area.

As of December 31, 2020, Viva Malls was present in 11 Colombian cities and managed around six commercial galleries and 12 neighborhood commercial centers. As of December 31, 2020, Viva Malls had 569,202 square meters of gross leasable area.

As of December 31, 2020, Paseo Libertad Malls was present in 11 Argentinian cities and managed around five commercial galleries and ten neighborhood commercial centers. As of December 31, 2020, Paseo Libertad Malls had near to 170,000 square meters of gross leasable area.

Seasonality

We have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season and “Black Friday” promotions, which are relatively new in Brazil and help to boost fourth quarter sales in mainly non-food categories. In recent years, our average sales revenues during the fourth quarter have typically been approximately 14% above average sales revenues during the other quarters of the year.

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

Our Products

Our products in the Brazilian retail sector are mostly ready-for-sale products that we purchase and resell to our end-user customers. Only a portion of our products are produced at our stores, by our technical team for the development of perishables. In certain circumstances, we have entered into partnerships with suppliers who deliver semi-finished products that are finished at our stores.

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

Suppliers

In Brazil, the purchasing of food products for all of our Brazilian retail banners is centralized and we purchase substantially on the spot or on a short-term basis from a large number of unrelated suppliers. As a result, we are not dependent on any single supplier. The prices of our food products may vary depending on inflation.

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

In Colombia, the purchasing process is centralized to a large number of local and international suppliers. 75% of the merchandise is centralized through our logistics platform, of which 50% is managed via cross docking, which is a process that involves delivery directly from the suppliers and does not require storage in warehouse. The non-centralized goods are mainly beverage, bakery, snacks and some frozen products. In 2020, 90% of our fruits and vegetables were locally purchased, 82% of them, directly from 651 national farmers.

In Uruguay, the purchasing of food products for all our banners is mostly decentralized with 61% of products being purchased from different suppliers. We purchase substantially on a short-term basis from a large number of unrelated suppliers, thus avoiding being dependent on few suppliers. Prices of our food products vary depending on inflation. Non-food products, excluding home appliances, are mostly imported due to the lack of a national industry.

In Argentina, the purchasing of food products for all our banners is centralized and purchase is done directly or on a short-term basis from a large number of unrelated suppliers. As a result, we are not dependent on any single supplier. The prices of food products depend on inflation levels.

Distribution and Logistics

In Brazil, in order to efficiently distribute perishable food products, grocery items and general merchandise, we operate 15 distribution centers and warehouses strategically located across the country, with a total storage capacity of approximately 555,396 square meters. The locations of our distribution centers enable us to make frequent shipments to stores, which reduces the need of in-store inventory space and limits non-productive store inventories.

In Brazil, our distribution centers are significantly supported by pd@net, a business-to-business technology platform, which links our computer automated ordering system to our distribution centers and suppliers in order to automatically replenish our inventory.

In Colombia we operate ten distribution centers and three nodes located in Bogotá, Medellín, Cali, Santander and the Atlantic Coast with total storage capacity of 256,452 square meters.

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

Stores, Supermarkets and Hypermarkets

Brazil

As of December 31, 2020, the logistics process to supply our stores, supermarkets and hypermarkets, excluding drugstores and gas stations, included 15 distribution centers located in the states of São Paulo (including a distribution center specifically focused on our proximity stores), Rio de Janeiro, Ceará, Pernambuco and the Federal District, corresponding to a 555,396 square meter area including both our own and outsourced distribution centers. Our distribution process is performed by an outsourced fleet. As of December 31, 2020, our centralization rate (the percentage of revenue from the products supplied at our stores that comes directly from our distribution centers) was approximately 75%.

Orders made for our non-centralized products are made directly by the stores and delivered by the suppliers following the supply model known as “Direct Delivery.” As of December 31, 2020, approximately 20% of our stores sales corresponded to “Direct Delivery” products, especially ornamental plants, cigarettes, ice cream, yogurt and magazines.

Colombia, Uruguay and Argentina

As of December 31, 2020, the logistics process to supply our stores, supermarkets and hypermarkets, excluding our cash and carry operation in Colombia, included 18 distribution centers located in Colombia, Argentina and Uruguay, corresponding to a 330,000 square meter area including both our own and outsourced distribution centers. Our distribution process is performed by an outsourced fleet.

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

Drugstores

The main Brazilian pharmaceutical distributors and regional distributors supply our drugstores across the country, with whom we have entered into supply agreements, with medications and other products, such as cosmetics. The logistics system varies between centralized deliveries through our distribution centers and decentralized deliveries.

Gas Stations

Our gas stations are supplied by exclusive suppliers in Brazil. In 2020, we used two suppliers. Supply orders are made individually by each station, and fuel is requested through purchase orders or pre-agreed daily supply orders, pursuant to the service agreements entered into by each gas station. Fuel transportation is carried out exclusively by our suppliers while unloading operations are closely followed by our employees for safety and quality control reasons.

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

In 2020, 2019 and 2018, we spent R$663 million, R$542 million and R$490 million, respectively, in advertising, representing 1.29%, 1.88% and 1.85%, respectively, of total net operating revenue in each year.

Innovation

In 2020, we have defined milestones for innovation within the Company. We have expanded our relations with the startup ecosystem though the innovation hub Cubo pursuant to which we have helped 20 startup projects, and through a partnership with startup accelerator Liga Ventures we were linked to and accelerated six retail techs. Within our stores, we were able to bring in 14 foodtechs to sell their disruptive products, and five services to improve customer experience. We have disseminated an innovative culture consisting of a network program with innovation ambassadors, which included 27 participants.

FIC

FIC operates financial services kiosks in our stores in Brazil with exclusive rights to offer credit cards, financial services and insurance policies, except for extended warranties. FIC has been operating for more than ten years and as of December 31, 2020 had a portfolio of 3.2 million credit card accounts from customers, including the portfolio of Cartão Extra, Cartão Pão de Açúcar, Cartão Passaí and Cartão Ponto Frio. We and Sendas each hold 50% of Bellamar, a holding company the only asset of which is an investment in 35.76% of the shares of FIC. Itaú Unibanco and Via Varejo hold 50% and 14.24%, respectively, of the shares of FIC. Itaú Unibanco determines the financial and operational policies of FIC and appoints the majority of its officers.

 In 2020 and 2019, FIC’s net profit was R$328.8 million and R$263.1 million, respectively. We maintain our strategy to increase the share of FIC’s credit cards and financial services at our stores in Brazil as an important loyalty tool and mechanism to increase sales and additional profitability. FIC’s credit cards offer payment options for the cardholders at our stores, aiming to provide them with benefits and convenience.

The table below sets forth the breakdown of FIC’s customers in 2020, 2019 and 2018:

Total number of clients	2020	2019	2018
	(in thousands)
Brazilian retail	1,873	2,085	2,112
Sendas	732	717	501
Via Varejo (1)	631	776	961
Credit cards	3,236	3,578	3,574

________________

(1)	After consummation of the Sendas Separation on December 31, 2020, Sendas remained as one of the members of FIC with an equity interest of 17.88%.
(2)	The sale of all of our equity interest in Via Varejo, consummated on June 14, 2019, did not have any impact on FIC’s clients relating to the Ponto Frio banner. Via Varejo remains as one of the members of FIC with an equity interest of 14.24%.

Credit Sales

In 2020, 56.2% of our net operating revenue from the Brazilian retail segment was represented by credit sales, principally in the form of credit card sales, installment sales and food vouchers, as compared to 54.8% in 2019, as described below:

Credit card sales. All of our store formats and our e-commerce operations accept payment for purchases with major credit cards, such as MasterCard, Visa, Diners Club, American Express and co-branded credit cards issued by FIC. Our stores also accept virtual credit cards through methods such as Apple Pay. Sales to customers using credit cards accounted for 46.5%, 46.4%% and 46.1% of the consolidated net operating revenue from the Brazilian retail segment in 2020, 2019 and 2018 for our Brazilian retail segment. Of this total, sales through our FIC co-branded credit cards accounted for 7.3% of our net operating revenue in 2020. An allowance for doubtful accounts is not required as credit risks are assumed by the relevant credit card companies or issuing banks.

Installment sales. Our Extra hypermarkets offer financing to our customers to purchase home appliances on an installment basis through our FIC co-branded and private label credit cards, as well as third-party credit cards. Sales to customers using credit cards on an installment basis accounted for 12.7%, 11.1% and 10.6% of our total credit card sales in the Brazilian retail segment in 2020, 2019 and 2018, respectively. An allowance for doubtful accounts is not required as credit risks for all installments are assumed by the relevant credit card companies or issuing banks.

Food Vouchers. At our food stores, we accept food vouchers as payment. Food Vouchers are issued by third-party agents to participating companies that provide food vouchers to their employees as a fringe benefit. Food vouchers accounted for 9.8%, 8.0% and 8.3% of the consolidated net operating revenue in 2020, 2019 and 2018 for our Brazilian retail segment, respectively. The voucher-issuing companies assume the credit risk associated with these sales.

Information Technology

We invested R$179 million, R$166 million and R$74 million in information technology in 2020, 2019 and 2018, respectively. We are identifying opportunities and mapping efficiency gains by integrating services and functions across our various operating segments, improving our tax systems, our ERP, focusing on governance and our customers. Our information technology department negotiates the reduction of costs on projects and contracts with service and software suppliers, based on sharing services between us and our subsidiaries, thus creating economies of scale.

In 2019, we implemented an information technology project aiming to enhance our information technology system and to develop our digital services. We have invested in tax hardware, development of new digital products and implementation of new systems, among other things.

In 2020, we improved our digital platform, including navigation and search features, customer service, in addition to updating the versions of our app: Pão de Açúcar Mais and Clube Extra and update of our internal systems, among other improvements.

Intellectual Property

Brazil

We consider our brands to be one of our most valuable assets and we have worked extensively to define the characteristics of each of our banners (Extra Hiper, Supermercado Extra, Mercado Extra, Mini Extra, Pão de Açúcar, Minuto Pão de Açúcar, Compre Bem, Éxito, Carulla, Super Inter, Surtimax, Surtimayorista, Libertad, Disco, Devoto and Viva) with respect to the expectations, consumption patterns and purchasing power of the different types of customers and income levels in Brazil. We believe that Brazilian customers associate each of our banners with a specific combination of products, services and price levels.

In Brazil, it is necessary to officially register a trademark with the National Industrial Property Institute (Instituto Nacional de Propriedade Industrial), or INPI, in order to acquire trademark rights. This registration gives the owner the exclusive right to use the trademark throughout Brazil for a specific period of time, which may be renewable.

As of December 31, 2020, our most important trademarks (Pão de Açúcar, Extra, Qualitá, Taeq and Compre Bem, among others) were duly registered with INPI and we had approximately 2,164 trademarks registered or in the process of being registered in Brazil and abroad, of which 1,993 trademarks are in Brazil. We did not have any registered patents as of December 31, 2020.

Our business relies on intellectual property that includes the content of our websites, our registered domain names and our registered and unregistered trademarks. We believe that the Pão de Açúcar, Extra and other domain names we use in our e-commerce business are valuable assets and essential to the identity of our business.

We own the following domain names, among others: www.extra.com.br, www.gpabr.com, www.paodeacucar.com.br, www.paodeacucar.com and www.deliveryextra.com.br. These domain names are listed for informative purposes only and the information contained in these websites is not incorporated by reference in this annual report.

Colombia

In Colombia, it is necessary to officially register a trademark with Colombia’s Superintendence of Industry and Commerce (Superintendencia de Industria y Comercia), or SIC, in order to acquire trademark rights. This registration gives the owner the exclusive right to use the trademark throughout Colombia for a specific period of time, which may be renewable.

Éxito Group owns a portfolio of more than 1,495 duly registered trademarks, including every trademark classes, among 32 countries, of which more than 1,000 are in Colombia, including, among others, the brands Éxito, Carulla, Surtimax, Superinter, Surtimayorista associated to the retail business and Arkitect y Bronzini, associated to the fashion and textile industry. As of December 31, 2020, Éxito Group did not have any registered patents. Additionally, Éxito Group owns the following domain names, among others: www.grupoexito.com.co, www.exito.com, www.carulla.com, www.surtimax.co and www.arkitect.com.co.  These domain names are listed for informative purposes only and the information contained in these websites is not incorporated by reference in this annual report.

Competition

Brazil

According to ABRAS, the three leading retail food companies in Brazil are controlled by companies headquartered abroad. Foreign presence in the Brazilian retail food industry started with the French retail food chain, Carrefour. In 1995, the U.S. chain Walmart (currently known as Grupo BIG) also entered the Brazilian market, mostly through the acquisition of domestic retail food chains, increasing competition in the industry. Thus, the Brazilian retail food industry is highly competitive. For more information about risks related to competition, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to our Industry and Us—We face significant competition and pressure to adapt to changing consumer habits and preferences, which may adversely affect our market share and net income.” Nonetheless, supermarket penetration levels in Brazil, in terms of the number of supermarkets in proportion to the country’s population and area, is estimated to be lower than the levels recorded in the United States, several Western European countries and some other South American countries.

Recently, leading retail food companies, including our Company, have pursued the following strategies:

•	expansion of our omnichannel operation;
•	partnership with delivery (last milers) and marketplace players;
•	migration of large stores to smaller store formats, such as neighborhood or proximity stores;
•	expansion of small store formats;
•	investment in store renovations and in general asset quality;
•	investment in multi-channel strategy to reach more customers;
•	focus on loyalty programs for deeper understanding of consumer habits;
•	development and strength of private label products; and
•	increased promotional activities for hypermarkets and supermarkets, which have been most affected by customer migration.

Our competitors vary depending on the regional location of the stores. Our main competitors in the Brazilian retail in the state of São Paulo are Carrefour, Futurama, Mambo, Pastorinho, Sonda, Dia and Grupo BIG. In the city of Brasília, our principal competitors are Big Box, Carrefour, Super Cei and Super Maia. In the state of Rio de Janeiro, our principal competitors are Guanabara, Mundial, Prezunic and Zona Sul supermarkets. In the states of Paraíba, Pernambuco, Ceará and Piauí, our principal competitors are the local supermarkets, in addition to Bompreço and GBarbosa.

The principal competitor of our Extra hypermarkets is Carrefour, which operates stores in the Southeastern and Southern regions of Brazil, and Grupo Big, which operates through various banners in the Southeastern, Northeastern and Southern regions of Brazil.

In our other regional markets, we compete not only with the organized Brazilian retail sector, but also with various small and medium-sized chains, family owned companies and Brazilian retail businesses.

We are market leaders in food e-commerce, through the Pão de Açúcar and Extra banners. Our main competitors in this segment are Carrefour, Saint Marché, Mambo, Sonda and Zona Sul.

Colombia

In Colombia, the retail industry has undergone a profound transformation in the last ten years, characterized by the entry of foreign companies into the national market, the trend towards greater concentration, the implementation of new technologies and the search for greater efficiency.

Éxito Group is the market leader in the Colombian retail market. Our main competitors are Supertiendas Olímpica (and its subsidiary Supertiendas Cañaveral), Grupo Cencosud (Jumbo and Metro) and Supermercados la 14. Other competitors are discounters, which have been strongly gaining market share, such as Koba Colombia S.A. (Tiendas D1), Mercadería Justo & Bueno Discount Store and Supermercados Jerónimo Martins (ARA).

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

Data Protection Law

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

Additionally, the processing of personal data in Colombia is currently regulated by the Political Constitution of 1991, the Statutory Law No. 1581 of 2012, the Decree No. 1377 of 2013 and its complementary and specific regulations, which establish and develop the rules for the processing of personal data. The conditions for keeping personal data include obtaining consent, implementing safety procedures and complying with the duties of data controllers and data processors. Colombian law established the Industry and Commerce Superintendence as the Colombian data protection authority. The sanctions for non-compliance with its regulations include (i) fines (up to 2,000x the current minimum monthly wage) which can be successive for as long as the non-compliance persists, (ii) the suspension of the operations related to the processing of the involved personal data for up to six months and (iii) the adoption of corrective measures. If such corrective measures are not adopted, the sanctions may include the temporary closure of the operations related to the processing of personal data or even the immediate and definitive closure of the processing of sensitive personal data.

Colombia

Éxito Group is subject to governmental regulation relating to commercial establishments and supervision by competent authorities, generally applicable to environmental, health and commercial matters. In order to open and operate our stores, we must register all our stores in the commercial register, obtain the land use permit and the sanitary certification that certifies compliance with matters relating to the safety of the facilities and the level of sanitation of the establishments. Éxito Group’s stores must also have a security certificate issued by the respective fire department, which indicates that the establishment has the security mechanisms and tools to attend to an emergency at any time. In respect of environmental matters, we comply with waste management, dumping and noise regulations. We believe that Éxito Group complies in all material respects with all applicable regulations and controls with respect to our business.

Éxito Group’s Colombian subsidiaries develop their businesses in different industries, including logistics and transportation, travel, mobile telephone, industrial production (food and apparel), and electronic commerce. We believe Éxito Group is complying within all material regulations of these industries.

Éxito Group is a registered company in the Colombian stock market, and, accordingly, is also subject to regulations issued by the Financial Superintendence, which includes, but is not limited to the disclosure of relevant information, the adoption of corporate governance practices and financial reporting. We believe that Éxito Group is complying in all material respects with these regulations.

Environmental and Social Matters

In 2020, we continued to implement our sustainability strategy, aiming to be a mobilizing agent in the construction of a new social, environmental and governance agenda for a more inclusive and sustainable society, and maintained the following six operating pillars for all of our business units:

•	Valuing our people: To be a business benchmark in promoting diversity, ethics and sustainability through our employees and brands;
•	Managing environmental impact: Fight against Climate Change, innovating and improving the environmental management of our businesses;
•	Conscious consumption: to expand the offering and support the consumer in choosing healthy and sustainable products;
•	Transforming the value chain: Co-build value chains committed to the environment, people and animal welfare;
•	Engagement with society: To be a mobilizing agent for the promotion of more inclusive and fair opportunities for all; and
•	Integrated management and transparency: Consolidate social, environmental and governance practices in our business model and strengthen ethics and transparency in the relationship with our stakeholders.

Below is a summary of other relevant environmental and social matters from our operations in 2020.

Diversity and Inclusion

In 2020, we have strengthened our focus on diversity and inclusion, with a strategic agenda on fighting violence and discrimination. In this respect, we highlight the following initiatives:

•	Diversity, Inclusion and Human Rights Policy: In 2020, we launched the Diversity, Inclusion and Human Rights Policy, which provides (general and specific) guidelines connected to the topics of diversity, inclusion and human rights. Its purpose is to provide transparency to our goal of fostering a discrimination-free environment that promotes equal opportunities and values mutual respect;
•	In 2020, the Diversity area started conducting a series of online trainings involving all 41 GPA regional offices, assisted by regional managers, store managers and even some of our brand ambassadors, addressing issues of diversity and inclusion values, human rights promotion, compliance policies and publicizing our whistleblowing channel;

•	In September 2020, at the Retail University (Universidade do Varejo), we launched the training series “Diversity, Inclusion and Unconscious Bias”, divided into 10 chapters on unconscious bias, empathy, and other priority themes. Open to all associates of head offices and stores, it was ranked as mandatory for managers, store leaders and associates in the areas of loss prevention and property security. In total, 92% of the invited public completed the training;
•	Women’s Leadership Development Program: In 2020 we continued the Female Leadership Development Program, addressing topics such as inclusive leadership, self-knowledge, personal strengths and values, gender stereotypes, leadership and strategic influence. The program was mandatory for 214 store managers in the corporation;
•	4th Diversity Week: In 2020 GPA held the 4th Diversity Week, which was fully virtual and took place over two weeks, having impacted more than 6,400 store and headquarters associates and service providers. In an unprecedented way, instead of giving specific lectures divided by priority themes, we prioritized the intersectional approach of the themes, discussing, for example, specific challenges for black women and self-esteem of women with disabilities. Over such week, in continuation of non-violence and non-discrimination agenda that we started in 2019, we held workshops focused on our service and security providers, and another workshop for the area of loss prevention and property security, with special emphasis to our anti-racist agenda;
•	Affinity groups: We continued to encourage and support our two affinity groups and the gender equality committee in promoting racial equality and LGBTQ+ rights;
•	Diversity ambassadors: In each of our stores, two employees volunteered to uphold the theme of diversity. During the 4th Diversity Week we started a series of online training in live format with Diversity Ambassadors. So far, 4 specific lectures have been given to this audience addressing the question of the Ambassador’s role in promoting gender and racial equality; and
•	An annual action agenda was carried out, with the purpose of generating understanding and engagement on the subject, while also raising empathetic attitudes and respect for differences. The planning includes actions such as internal communication, posts on social media and a lecture with experts. Dates covered in 2020: Mother's Day, Day against Homo, Trans and Lesbophobia, Gay Pride Day; Day against Lesbophobia; August Lilac (against domestic violence); National Day of People with Disabilities; Day of Deaf People; Day of the Elderly; International Day of Mankind; International Day of People with Disabilities; and Human Rights Day.

In addition, we received an important award on this topic:

•	GPA was one of the winners of the Business Excellence Award at the Out & Equal Forum LGBTQI+ Brazil 2020, held on December 2 and 3, 2020. Out & Equal is an organization that works exclusively with LGBTQI+ equality in the workplace and through its Awards of Excellence recognizes organizations, individuals, and affinity groups that have made significant progress over the previous year in the defense of diversity and inclusion of LGBTQI+ people in the workplace. Among the latest advances that we were recognized for were: the performance of our LGBTQIA+ Pride affinity group and the Ambassadors for Diversity program in stores; the publication of the Diversity, Inclusion and Human Rights Policy; working together with the Ombudsman to ensure respect and non-discrimination in the workplace; and the training schedule for all associates

All of these initiatives resulted in an increase in the percentage of leadership positions (managers and above) held by women to 36.12% and the percentage of employees with disabilities to 3.91%, an increase of 0.14 and 0.74 percentage points compared to 2019, respectively.

Management of environmental impact and conscientious consumption and supply

In 2020, we published a new version of our Environmental Management Policy, that presents the principles, commitments and guidelines which lead the performance of the company in sustainability and environmental management in four themes: reducing greenhouse gas emissions, ensuring the sustainable use of natural resources, reducing waste generation and protecting natural ecosystems and biodiversity.

We link the variable remuneration of our executives to the goal of reducing carbon dioxide emissions for 2021. This is in line with the commitment of our controller, the Casino Group, to reduce emissions. Besides, we published a commitment to reduce 30% of our greenhouse gas emissions by 2025.

Since 2013, we have joined the Carbon Disclosure Project (CDP), a mechanism in the financial sector to encourage transparency about emissions. Over the past three years, we have continued to consistently improve our CDP score, which reflects the progress in climate management, in line with our commitment to reduce emissions. Our score went from D in 2018 to B in 2020.

We continue to occasionally invest in projects that improve the energy efficiency of our stores, which allowed us to further reduce our energy consumption per square meter by 9.5% between 2015 and 2020. In 2019, we made a public commitment to replace all fruit and vegetable styrofoam packages for biodegradable trays in private label products (i.e. Qualitá and Taeq) by May 2020. Because of the pandemic, this initiative was postponed to October 2020. Most of our suppliers have been using cardboard trays. We continue to further this initiative and to structure a packaging policy for our exclusive brands.

We are constantly seeking to minimize and prevent waste generation in our operations. In 2020, we achieved a recovery rate (amount of recyclable waste per total amount of waste) of 27%, an increase of 2% compared to our result in 2019.

Moreover, in 2020 we increased the volume of perishable food donated (fruits and vegetables unsuitable for sale, but suitable for consumption) to 24%, reaching 3,600 tons, in comparison with 2019, thereby reducing food waste.

Transformation of the Value Chain

After prioritizing specific supply chains and product categories, we defined an action plan, which included the following actions in 2020:

•	Animal Welfare: we published our commitment to animal welfare and worked together with organizations to better align animal welfare standards and share good practices with the productive sector. For eggs, we expanded the commitment undertaken in 2017, committing ourselves to sell 100% of the eggs in the Pão de Açúcar and Extra stores, in the entire Brazilian territory, from cage-free hens until 2028. The share of our private label cage-free egg sales increased by 6%, when compared to 2019.
•	For cattle, by 2025 all Pão de Açúcar suppliers must be publicly committed to the policy regarding animal welfare. We have already made 100% of Exclusive Brand products available with social and environmental monitoring and end-to-end traceability.
•	Working conditions at international factories: GPA, through Casino, is a member of the ICS Initiative. The ICS is a private-led initiative, with 20+ active retailer members committed to ensure social compliance in their supply chains. The social audit is requested by us in order to verify the respect and application of our Ethics Code based on the ICS Code of Conduct in factories.
•	Combating Deforestation: we hold sustainability as a strategic value and commitment of its business model. The socio-environmental transformation of the supply chain is one of our pillars of action, with the fight against deforestation as one of its central themes. Thus, since 2016, the Group has had a Social and Environmental Policy for the purchasing of beef meat, with procedures and criteria for the approval of all national suppliers in all of the company's businesses, in order to identify the direct origin and guarantee the fulfillment of six socio-environmental criteria, which are:
o	Free of deforestation and conversion of native vegetation;
o	Free of labor conditions similar to slave or child labor;
o	Free of environmental embargoes due to deforestation;
o	Free from invasions of indigenous lands;
o	Free from invasions in areas of environmental conservation;

o	With proper environmental license and registration.

Engaging Society

GPA Institute, our social investment arm, is responsible for determining and implementing our strategy for social investments. Throughout the year, several actions of the GPA Institute had a major impact on society, highlighting:

•	Solidarity agenda. In 2020, in the face of the challenging Covid-19 scenario, we focused the efforts of the solidarity campaigns on donations for philanthropic institutions to support the confrontation of the pandemic. We promoted the donation of 5,900 tons of food and hygiene and cleaning products to support families from all over Brazil in vulnerable situations to overcome the challenges of the pandemic. In total, more than 643 thousand families were benefited by these actions;
•	Through the Instituto GPA, we joined the “Você Não Está Sozinha” Program, an initiative of the Avon Institute, in tackling violence against women and we made available on the Pão de Açúcar Mais, Clube Extra and Assaí apps and on the Compre Bem website a banner that directs women who are experiencing violence to an online page where they can get in touch with a virtual assistant via WhatsApp, who will help them understand if they are experiencing violence, inform them about the public services available on the safety net and indicate what resources they can access;
•	Empreendedoras Periféricas (Female Entrepreneurs from Suburbs): In 2020 we support this project that promotes technical and financial support for 17 micro and small-sized black female entrepreneurs from various cities in Brazil, with support for business sustainability during the COVID-19 pandemic period and for strengthening the female network;
•	Casa Pretahub: Casa Pretahub is a space dedicated to black entrepreneurs, with shared infrastructure to develop micro and small businesses in digital platforms. With partners such as Extra, through Instituto GPA, Facebook, Tide Setubal Foundation and Mercado Livre, it has six rooms, two studios, kitchen for content production and pop-up kitchen, maker space, space for visual artists exhibition, shared store and library of books and vinyl;
•	NATA Project: vocational education school that trains young people in bakery and dairy. This course lasts for three years, with a workload of more than 3,000 hours. It is an integrated model of general and vocational education, always seeking to supplement the teaching process, combining activities of experiences and internships at GPA stores; and
•	Prosperar (Thrive) Program: contributing to the academic training of 43 young people with high development potential but with limited financial conditions. It offers scholarships for low-income students to enroll in undergraduate courses in Business Administration or Public Administration at a top university known as Fundação Getúlio Vargas (FGV).

4C. Organizational Structure

Organizational Structure

The chart below sets forth a summary of our organizational structure based on total capital stock as of the date of this annual report:

56

________________

*	This chart reflects the Sendas Separation and Sendas Spin-Off. For additional information on the corporate reorganization, see notes 1.1 and 34 to our consolidated financial statements included elsewhere this annual report and “—4A. History and Development of the Company—Changes in Our Business—Sendas Spin-Off.”

For further information on our subsidiaries, see note 12 to our audited consolidated financial statements included elsewhere in this annual report.

4D. Property, Plant and Equipment

In Brazil, as of December 31, 2020, we owned 57 stores, one warehouse and a portion of the real estate where our headquarters are located. As of the same date, we leased the remaining 639 stores and 14 distribution centers and warehouses we operated in Brazil and the remaining portion of the real estate where our headquarters is located. Leases are usually for a term of five to twenty-five years and provide for monthly rent payments based on a percentage of sales above an agreed minimum value. We have one lease agreement that expired in the end of 2020 in Brazil. Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them. Based on our management’s experience and knowledge of the Brazilian market, our management believes that our leases follow market standards.

On March 5, 2020, we and Sendas entered into a sale and leaseback agreement with investments funds administered by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A., and managed by TRX Gestora de Recursos Ltda., or the Sale and Leaseback Agreement, providing for the sale and leaseback of 43 real estate properties located in the Brazilian states of São Paulo, Rio de Janeiro, Mato Grosso do Sul, Goiás, Bahia, Sergipe, Pernambuco, Piauí and Paraíba and in the Distrito Federal for the total aggregate amount of R$1,245.9 million. The parties will enter into lease agreements relating to each of the real estate properties pursuant to the terms established in the Sale and Leaseback Agreement. We concluded the sale of 39 real estate properties by August 2020.

The Sale and Leaseback Agreement is in line with our strategy of monetizing mature assets, contributing to (i) the decrease of our net indebtedness and (ii) the strengthening of our capital structure and increase of our return on capital expenditures. We are constantly looking for opportunities to sell our real estate properties in order to accomplish this strategy.

The following table sets forth the number and total selling area of our owned and leased retail stores by store format, the number and total storage area of our owned and leased distribution centers and the total office area of our headquarters that we owned and leased as of December 31, 2020:

	Owned		Leased		Total(1)
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Pão de Açúcar	13	16,183	169	217,641	182	233,824
Extra Hiper	19	120,091	84	518,073	103	638,164
Extra Supermercado(2)	24	33,990	151	169,791	175	203,781
Proximity stores(3)	1	117	235	57.532	236	57,649
Total Stores	57	170,381	639	963,038	696	1,133,149
Warehouses	1	13,198	14	579,493	15	592,691
Total	58	183,579	653	1,542,531	711	1,726,110

________________

*The operating data in this table does not include the operating results from Assaí.

(1)	Excludes gas stations and drugstores.
(2)	Includes Extra Supermercado, Mercado Extra and Compre Bem banners.
(3)	Includes Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado.

As of December 31, 2020, GPA Malls was present in 16 Brazilian states and the Federal District and managed around 244 commercial galleries in Brazil and two neighborhood commercial centers. As of December 31, 2020, GPA Malls had more than 292,759 square meters of gross leasable area.

As of December 31, 2020, in Colombia, Argentina and Uruguay we owned 192, 16 and 16 stores, respectively, and one warehouse in each country. In Colombia we also lease 395 stores and 12 distribution centers and warehouses, and we also have 26 mixed stores (stores that are partially owned and partially leased by us). In Argentina we lease nine stores, and in Uruguay we lease 74 stores and three distribution centers. The term of our lease agreements in these countries varies from three to 15 years, and payment conditions include a fixed fee and a variable fee, which is calculated according to the percentage of sales.

For further information on capital expenditures, see “—Item 4A. History and Development of the Company—Capital Expenditures and Investment Plan.”

4E. Discontinued Operations

Via Varejo Sale

On November 23, 2016, our board of directors approved the disposal of our equity interest in Via Varejo, in line with our long-term strategy of focusing on the development of the Brazilian retail segment. Starting on November 1, 2016, we began recording our investment in Via Varejo according to IFRS 5. We concluded the sale of our equity interest in Via Varejo on June 14, 2019 by means of a public auction on B3.

Until May 31, 2019, we carried out our discontinued operations through Via Varejo, which operates in the home appliances, such as consumer electronics and furniture, and e-commerce segments through stores under the banners Ponto Frio and Casas Bahia, in addition to the e-commerce platforms Casasbahia.com, Pontofrio.com, Extra.com.br and Barateiro.com, which were operated by Cnova Brazil.

As disclosed in note 34 to our audited consolidated financial statements included elsewhere in this annual report, net income for the year ended December 31, 2018, and the results (up to May 31, 2019) related to Via Varejo were classified in a single line item as “discontinued operations” in our statement of operations and comprehensive income and the assets and liabilities for Via Varejo (including Cnova Brazil) are classified as held for sale in our balance sheet as of December 31, 2018 and 2017. The sale of Via Varejo resulted in the recognition of a gain on sale of R$398, net of the effect of income taxes of R$199 and related costs. The net effects on discontinued operations were a gain of R$348 million in 2019 compared to R$128 million in 2018. For additional information, see notes 12.4 and 34 to our audited consolidated financial statements included elsewhere in this annual report.

Noncurrent assets held for sale were R$26,137 million as of May 31, 2019 compared to R$29,144 million as of December 31, 2018. Noncurrent liabilities held for sale were R$20,859 million as of May 31, 2019 compared to R$23,933 million as of December 31, 2018.

For additional information on the sale of our equity interest in Via Varejo, see “—4A. History and Development of the Company—Changes in Our Business—Via Varejo Sale.”

Spin-Off of the Cash and Carry Business

On December 14, 2020, our board of directors approved a corporate reorganization in order to carry out the segregation of the cash and carry business through a spin-off of our then wholly owned subsidiary Sendas, which operates under the banner Assaí. On December 31, 2020, the corporate reorganization proposal was submitted to and approved by the shareholders of CBD and Sendas at extraordinary shareholders’ meetings of both companies. Our shareholders also approved the delivery of the common shares issued by Sendas that were owned by CBD directly to CBD shareholders, at a ratio of one common share of Sendas for each common share issued by CBD. The spin-off included the transfer of the equity interest currently held by Sendas in Almacenes Éxito S.A. to the Company.

On February 26, 2021, our shareholders received shares issued by Sendas, in proportion to their respective holdings in the capital stock of CBD. The distribution occurred after the listing of Sendas’ common shares on the Novo Mercado segment of B3 and after the approval of listing of ADRs representing Sendas’ shares on the NYSE. We expect Sendas to follow substantially similar corporate governance standards as those currently adopted by the Company.

As disclosed in note 34 to our audited consolidated financial statements included elsewhere in this annual report, net income for the years ended December 31, 2020, 2019 and 2018 and the results related to Sendas were classified in a single line item as “discontinued operations” in our statement of operations and comprehensive income.

For additional information on the spin-off of our cash and carry business, see “—4A. History and Development of the Company—Changes in Our Business—Sendas Spin-off.”

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

5A. Operating Results

Macro-Economic Environment and Factors Affecting Our Results of Operations

Since most of our operations are in Brazil, our results of operations are affected by macroeconomic conditions in Brazil, including inflation rates, interest rates, Brazilian GDP growth, employment rates, wage levels, consumer confidence and credit availability. As a result of Éxito Group’s acquisition on November 27, 2019, we started to operate in Colombia, Uruguay and Argentina.

Although the Brazilian economy presented signs of recovery in 2019, the year of 2020 presented challenges and impacts due to the Covid-19 pandemic. Inflation increased in Brazil in the twelve months ended December 31, 2020 and reached an annual rate of 23.1%, according to the General Market Price Index (Índice Geral de Preços - Mercado), or IGP-M, compared to 7.32% and 7.55% in 2019 and 2018, respectively. The IPCA inflation rate also increased, reaching 4.52% in the same period, compared to 4.31% and 3.75% in 2019 and 2018. Inflation has a direct effect on the final prices we charge our customers when they acquire our products.

Brazilian macroeconomic conditions remain unstable. From January 1 to December 31, 2020, the real depreciated by 28.9% in relation to the U.S. dollar. As of December 31, 2020, the real/U.S. dollar exchange rate was R$5.197 per US$1.00. The depreciation of the real against the U.S. dollar may create inflationary pressures in Brazil, including in the category of food inflation, with possible effects on the cost practiced by the suppliers.

We use derivatives, such as swaps, aiming to hedge the exchange exposure risk to U.S. dollar, converting the cost of debt into domestic currency and interest rates. We have a treasury policy to manage foreign exchange risk relating to U.S. dollar, principally by entering into swaps in reais for 100% of our U.S. dollar-denominated liabilities, which represented 2.96% of our total debt as of December 31, 2020. We engage in cross-currency interest rate swaps under which we enter into an agreement with the same counter-party that provides the original U.S. dollar-denominated financing. We sign a separate financial instrument at the time the loan agreement is consummated, pursuant to which we are then effectively liable for amounts in reais and interest at a percentage of the CDI rate. The reference amounts and maturity periods of these swaps generally correspond to the original U.S. dollar-denominated loan. This policy protects us against losses resulting from currency devaluations.

The interest rates set by the COPOM declined in 2020, reaching an all-time low of 2.0% as of December 31, 2020. The interest rates were 4.5% at year-end 2019, 6.50% at year-end 2018 and 7.00% at year-end 2017.

Foreign exchange reserves held by the Brazilian government slightly decreased from US$356,884 million as of December 2019 to US$355,62 million as of December 2020.

Brazilian GDP decreased by 4.1% in the twelve months ended December 31, 2020, compared to an increase of 1.4% in 2019 and 1.8% in 2018. The unemployment rate in Brazil reached 13.9% in 2020, 11.0% in 2019 and 11.6% in 2018. These two indicators directly affect the purchasing power of the Brazilian workforce.

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

The following table sets forth data on real GDP growth, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	December 31,
	2020	2019	2018	2017	2016
GDP Growth(1)	(4.1)	1.4	1.8	1.3	(3.3)
Inflation (IGP-M) (%)(2)	23.4	7.3	7.5	(0.5)	7.1
Inflation (IPCA) (%)(3)	4.52	4.3	3.7	2.9	6.3
CDI (%)(4)	2.75	5.9	6.4	9.9	14.0
TJLP (%)(5)	4.55	5.6	7.0	7.0	7.5
SELIC rate (%)(6)	1.9	4.4	6.4	7.0	13.8
Appreciation (depreciation) of real to U.S. dollars (%)	(28.9)	4.4	18.5	1.5	17.0
Exchange rate (closing) R$ per U.S. dollars 1.00(7)	5.197	4.031	3.875	3.308	3.259
Average exchange rate R$ per U.S. dollars 1.00(8)	5.1578	3.946	3.656	3.193	3.484

(1)	Source: IBGE.
(2)	The General Market Price Index (Índice Geral de Preços-Mercado), or IGP-M, is measured by FGV.
(3)	Extended National Consumer Price Index (Indice de Preços ao Consumidor Amplo), or IPCA, is a broad consumer price index measured by IBGE.
(4)	The CDI is the accumulated rate of interbank deposits in Brazil during each year.
(5)	The official long-term interest rate (taxa de juros de longo prazo), or TJLP, is charged by Brazil’s National Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, on long-term financing (end of the period data).
(6)	Annual average interest rate. Source: Central Bank.
(7)	Exchange rate (for sale) of the last day of the period. Source: Central Bank.
(8)	Average of exchange rates (for sale) of the period. Source: Central Bank.

In Colombia, as a result of the expected contraction of revenues, due to the recession caused by COVID-19 pandemic and the necessary counter-cyclical policy, the fiscal deficit target was revised up at 8.9% of GDP for 2020 and at 7.6% of GDP for 2021. Also, Colombia’s Central Bank intervened in several occasions on the discount rate, decreasing the discount rate from 3.8% on March 2020 to 1.75% on September 28, 2020. Since then, the discount rate has been maintained unaltered. During 2020, due to the COVID-19 crisis, the peso experienced significant volatility which resulted in a depreciation of 12.6% when considering the period between February 29, 2020 and April 30, 2020, as the exchange rate at the end of that period increased from COP3,589.86 to COP3,983.29 per U.S.$1.00, respectively. However, as of April 6, 2021, the exchange rate was COP3,645.79 per U.S.$1.00. Furthermore, the current Colombian government term, led by President Iván Duque, will conclude on August 7, 2022. Gustavo Petro, a leftist candidate, a former rebel, and runner-up of the 2018 general elections leads the vote intention. However, the next presidential election is scheduled for May 2022, and the scenario remains unclear. Moreover, the Colombian government, through the Ministry of Finance and Public Credit, is planning to submit to the Colombian Congress a new tax reform law. The changes in tax-related laws and regulations, and interpretations thereof, can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions, and eliminating tax-based incentives and non-taxed income. The legislative changes may have an adverse impact on our business and financial condition. We may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia.

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

COVID-19

Since December 2019, a new strain of coronavirus known as COVID-19 has spread in China and other countries. In 2020, the COVID-19 outbreak has compelled governments around the world, including in Brazil and other Latin American countries where we operate, to adopt temporary measures to contain the spread of COVID-19 by means such as lockdowns of cities, restrictions on travel and public transportation, business and store closures, and emergency quarantines, among others, all of which have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries. The measures adopted to combat the COVID-19 outbreak have adversely affected and will continue to adversely affect business confidence and consumer sentiment, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets as well as stock exchanges worldwide.

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

On the other hand, our Colombian operations were adversely affected by the restrictive measures imposed by regional and state governments as a result of the COVID-19 pandemic, as well as the increased unemployment rate and lower consumer confidence. The restrictions on popular mobility imposed in Colombia were more stringent than in Brazil and included, among other things, reduced business hours at stores, establishment of purchasing limits, closure of stores, dry law enforcement during certain weekends and curfew in the main Colombian cities.

According to DANE, as of the end of December 31, 2020, the Colombian GDP decreased by 6.8% when compared to the same period of 2019, while the Colombian retail and wholesale industry as a whole decreased by 2.8%, mainly as a result of the adverse effects of the COVID-19 pandemic.

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

As of December 31, 2020, we have assessed the impacts of the COVID-19 to our business and concluded that we do not expect to have material adverse changes to our revenues and other lines of our income statement, and we did not need to record any COVID-19 related provisions. As of the date of this annual report, we incurred in operating expenses related to the COVID-19 protective measures in the amount of R$134 million.

To meet the demand of our customers, we implemented emergency protective health measures at our stores, hired temporary employees to maintain our stores operational and invested in additional training, which caused a temporary increase in our operating costs. As of March 2020, we implemented home office policy for employees with administrative and back-office responsibilities in the countries where we operate, and these employees have been gradually returning to our offices.

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

New waves of COVID-19 have already started to occur in certain regions in which we operate and may continue to spread, including novel and variant strains in Brazil. In March 2021, new governmental regulations were imposed in various cities throughout Brazil mandating social distancing measures and other closures as the number of COVID-19 cases and COVID-19 related deaths continued to increase, with accompanying stresses on the hospital systems throughout Brazil. At the same time, a relatively low proportion of the Brazilian population has received vaccines due to supply shortages and delays on Brazilian regulatory approval of certain vaccines.We cannot assure you that we will be able to take the measures required to prevent a negative impact on our business. No recent comparable events exist that may provide us with guidance regarding the effects of a severe global pandemic. As a result, the final impact of the COVID-19 outbreak is uncertain and subject to changes that we cannot predict.

For risks relating to COVID-19, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Brazil and Colombia—The outbreak of communicable diseases around the world, including the COVID-19, may lead to higher volatility in the global capital markets and recessionary pressure on the Brazilian economy. Any outbreak in Brazil could directly affect our operations, each of which may materially and adversely affect our business, financial condition and results of operations,” and “—Risks Relating to our Industry and Us— The recent global outbreak of novel coronavirus (COVID-19) disease has disrupted and could further disrupt our operations and could have an adverse impact on our business, financial condition, results of operations or prospects.”

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

As of December 31, 2020, we calculated the recoverable amount of goodwill arising from past acquisitions, for the purpose of evaluating its recoverability and potential impairment resulting from events or changes in economic, operating and technological conditions that might indicate impairment.

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

The recoverable amount allocated to each segment was defined by means of a calculation based on the value in use of the assets based on cash flow projections arising from financial budgets approved by senior management for the next three years. The discount rate applied to cash flow projections was 7.9% each year and cash flows exceeding three years are extrapolated by the expected long-term growth rate of 4.6% for our Brazilian retail segment. Based on this analysis, no impairment loss was identified. The Éxito Group discount rate applied to cash flow projections is 6.5% (and cash flows exceeding the three-year period are extrapolated using a growth rate of 3%).  Based on this analysis, no impairment charges were recorded.

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

We have recognized deferred tax assets related to tax loss carry forwards amounting to R$514 million as of December 31, 2020, R$453 million as of December 31, 2019 and R$198 million as of December 31, 2018. These losses do not expire and relate to subsidiaries that have tax-planning opportunities available to support these balances. The use of tax loss carry forwards is limited by law to 30% of taxable income in a single fiscal-year.

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

When determining whether the credit risk of a financial asset increased significantly since its initial recognition and while estimating the expected credit losses, we take into account reasonable and sustainable information that is relevant and available free of cost or excessive effort. This includes quantitative and qualitative information and analysis, based on our historical experience, during credit appraisal and considering information about projections. We consider that the credit risk of a financial asset increased significantly if the asset is overdue for more than 90 days. For additional information, see note 3 to our audited consolidated financial statements included elsewhere in this annual report.

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

Discontinued Operations of Sendas

Sendas was one of our subsidiaries and its operations were classified as discontinued operations in the periods from December 31, 2018 through December 31, 2020. On December 31, 2020, our shareholders approved the corporate reorganization proposal and it ceased to be a consolidated subsidiary. For additional information on the sale of our equity interest in Sendas, see “Item 4. Information on the Company—Changes in Our Business—Sendas Spin-off.”

Discontinued Operations of Via Varejo

Via Varejo was one of our subsidiaries and its operations were classified as discontinued operations in the periods from 2016 to 2019 (until May 31, 2019). For more information about our discontinued operations, see “Item 4. Information on the Company—4E. Discontinued Operations” and note 34 to our audited consolidated financial statements included elsewhere in this annual report. On June 14, 2019, we completed the sale of all of our equity interest in Via Varejo and it ceased to be a consolidated subsidiary. For additional information on the sale of our equity interest in Via Varejo, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Via Varejo Sale.”

Éxito Group’s Acquisition

On November 27, 2019, Sendas acquired 96.57% of Éxito Group’s shares by means of an all-cash tender offer. As a result of Éxito Group’s acquisition, we started to carry out operations in Colombia, Argentina and Uruguay. For additional information on Éxito Group’s acquisition, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Latin America Corporate Reorganization.”

We started to consolidate Éxito Group’s after we assumed its corporate control on November 27, 2019.

Overview of the Fiscal Year Ended December 31, 2020

With the divestment of all of our equity interest in Via Varejo, concluded in June 2019, we focused our operations in the Brazilian retail segment and took an important step to simplify our Latin America structure. With the acquisition of 96.57% of the equity interest in Éxito Group, which is now part of our portfolio, expanded our operations to Colombia, Uruguay and Argentina. Accordingly, after the acquisition of Éxito Group, we are one of the largest food retail companies in South America according to the Bloomberg data and the retail market leader in Colombia and Uruguay. Additionally, aiming at strengthening the level of our corporate governance, as of March 2, 2020, our common shares began trading on the Novo Mercado listing segment of B3, the trading segment of B3 with the highest corporate governance standards.

Despite a challenging economic scenario in which consumption was sharply affected by high unemployment rates, our gross sales in Brazil increased 8.0% in 2020 from 2019, totaling R$ 31.1 billion. Our consolidated gross sales totaled R$ 55.7 billion in 2020.

We improved our portfolio of store formats in the Brazilian retail segment to better meet our clients’ needs by renovating our store and conversions of stores, which reinforced consumers’ power of choice and ensured a better presentation of products and services. In 2020, 68 stores in Brazil were renovated, converted, inaugurated or repositioned in the year.

Extra Hiper stores presented 11% of growth in sales due to the attractiveness of the one-stop-shop concept and the robust performance of 23 stores, which are based on three business pillars: (i) more competitive prices in mass consumption categories that increase customer traffic at stores; (ii) improved customer service in perishable goods; and (iii) review of our nonfood portfolio with an increase in the home appliances category.

Our focus on improving our clients’ shopping experience was materialized with the 46 Pão de Açúcar stores renovated following a next-generation concept store, focused on perishables, services and improvement of portfolio, presenting a multi-channel, or sales in different channels, including brick and mortar stores, e-commerce, James delivery, among others; multi-sensory and multi-solution space, offering different shopping experience in terms of store layout, variety of products, service quality, social hubs, among others. By the end of 2020, renovated stores accounted for 41% of the Pão de Açúcar banner’s revenue, delivering outstanding performance in terms of sales.

In 2020, we continued to convert our Extra supermarket stores into Mercado Extra stores, with additional conversion of 41 stores. Only six stores remained Extra Super stores. In 2020, Mercado Extra and Compre Bem stores comprised 84% of Extra supermarket’s sales. In 2020, these stores presented significant growth in sales and better performance compared to non-converted stores.

The proximity store business continues to soar, mainly due to its effective value proposition in the neighbourhood format and the expansion of the Aliados Compre Bem program, as evidenced by the continuous increase in sales – ten consecutive quarters of growth – and profitability gains throughout the year.

In 2020, we also improved the portfolio of our private label brands, an important part of the loyalty building and profitability of our business, launching more than 190 products in Brazil, and increasing the categories of products we offer under our private label brands. This improvement was responsible for the increase in sales of the products under our private label brand and contributed to a more integrated strategy for our businesses.

We also invested in our digital transformation strategy by means of the continuous integration of our e-commerce and brick-and-mortar stores, reaffirming our leadership in the food e-commerce segment. Our digital retail operation presented a threefold growth from the previous year and reached R$1.1 billion in sales in Brazil, mainly due to (i) the expansion of the Express and Click & Collect models to 289 stores as of December 31, 2020 (compared to 120 stores as of December 31, 2019), (ii) the opening of four new mini distribution centers to support a pervasive delivery system and (iii) the expansion of the last mile solution (James Delivery) to 355 stores in 32 cities (compared to 55 stores in 18 cities as of December 31, 2019).

In 2021, the Sendas Separation and Sendas Spin-Off was completed, and we focused our business on the retail sector, with our income statement reflecting the higher level of service and value added products.

Results of Operations for 2020, 2019 and 2018

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

	Year Ended December 31, (1)(2)
	2020(3)	% of Net Operating Revenue	2019	% of Net Operating Revenue	2018	% of Net Operating Revenue
Results of Operations	(in millions of R$, unless otherwise noted)
Net operating revenue	51,253	100.0	28,838	100.0	26,490	100.0
Cost of sales	(37,504)	(73.2)	(21,225)	(73.6)	(19,046)	(71.9)
Gross profit	13,749	26.8	7,613	26.4	7,444	28.1
Selling, general and administrative expenses	(9,343)	(18.2)	(5,698)	(19.8)	(5,396)	(20.4)
Depreciation and amortization	(1,804)	(3.5)	(1,028)	(3.6)	(892)	(3.4)
Other operating expenses, net	(71)	(0.1)	(386)	(1.3)	(199)	(0.8)
Operating expenses	(11,218)	(21.9)	(7,112)	(24.7)	(6,487)	(24.5)
Profit from operations before financial expenses and share of profit of associates	2,531	4.9	501	1.7	957	3.6
Financial income	909	1.8	353	1.2	193	0.7
Financial expenses	(1,637)	(3.2)	(1,224)	(4.2)	(1,095)	(4.1)
Financial expenses, net	(728)	(1.4)	(871)	(3.0)	(902)	(3.4)
Share of profit of associates	98	0.2	2	-	28	0.1
Profit before income tax and social contribution	1,901	3.7	(368)	(1.3)	83	0.3
Income tax and social contribution	(662)	(1.3)	95	0.3	41	0.2
Net income from continuing operations	1,239	2.4	(273)	(0.9)	124	0.5
Net income from discontinued operations	1,087	2.1	1,109	3.8	1,160	4.4
Net income for the year	2,326	4.5	836	2.9	1,284	4.8
Attributed to controlling shareholders from continued operations	1,092	2.1	(287)	(1.0)	124	0.5
Attributed to controlling shareholders from discontinued operations	1,087	2.1	1,077	3.7	1,025	3.9
Total attributed to controlling shareholders	2,179	4.3	790	2.7	1,149	4.3
Attributed to non-controlling shareholders from continued operations	147	0.3	14	0.0	-	-
Attributed to non-controlling shareholders from discontinued operations	-	-	32	0.1	135	0.5
Total attributed to non-controlling shareholders	147	0.3	46	0.2	135	0.5

________________

(1)	As disclosed in note 33 to our audited consolidated financial statements included elsewhere in this annual report, Via Varejo operations were classified as discontinued operations in the periods from 2016 to 2019 (until May 31, 2019). Starting on November 1, 2016, we began recording our investment in Cnova according to IFRS 5. On June 14, 2019, we consummated the sale of all equity interest we held in Via Varejo. Accordingly, our financial statements as of and for the year ended December 31, 2019 include the five months that Via Varejo’s results of operations were considered in the line item relating to discontinued operations. For additional information on the sale on our discontinued operations, see note 12.3 to our audited consolidated financial statements included elsewhere in this annual report. The sale of Via Varejo resulted in the recognition of a gain on sale of R$398 million, net of the effect of income taxes of R$199 million and related costs. The net effects on discontinued operations were a gain of R$348 million in 2019. For additional information, see notes 12.4 and 34 to our audited consolidated financial statements included elsewhere in this annual report.
(2)	The statement of operations for the years ended December 31, 2020, 2019 and 2018 related to Sendas was classified as “discontinued operations.” As discussed in footnote 1.1 to our consolidated financial statement included elsewhere in this annual report, the Sendas spin-off was approved by the general meeting on December 31, 2020, resulting in the deconsolidation of Sendas from GPA on the same date.
(3)	IFRS 16 became effective on January 1, 2019. We opted for the full retrospective adoption method as if IFRS 16 had been adopted since the date the lease agreements became effective to show the comparative effects for each past period. As a result, we have restated our audited consolidated financial statements, and financial information included in this annual report, as of and for the years ended December 31, 2018 and 2017.

In addition, we present the results of our operating segments in the same manner management evaluates the performance of and strategy for the segments listed below. For further information on the segments, see note 31 to our audited consolidated financial statements included elsewhere in this annual report.

Information for our segments is included in the following tables:

	Year Ended December 31, 2020
Statement of operations	Brazilian retail	Éxito Group	Other businesses(1)	Discontined operations(2)	Total
Segments	(in millions of R$)
Net operating revenue	29,170	22,034	49	-	51,253
Gross profit	8,219	5,508	22	-	13,749
Depreciation and amortization	(1,069)	(729)	(6)	-	(1,804)
Other operating expenses, net	240	(306)	(5)		(71)
Profit from operations before financial income (expenses) and share of profit of associates	2,016	652	(137)	-	2,531
Financial expenses, net	(386)	(340)	(2)	-	(728)
Share of profit of associates	118	27	(47)	-	98
Profit (loss) before income tax and social contribution	1,748	339	(186)	-	1,901
Income tax and social contribution	(559)	(110)	7	-	(662)
Net income (loss) – continuing operations	1,189	229	(179)	-	1,239
Net income (loss) – discontinued operations	85	(1)	-	1,003	1,087
Net income (loss) for the year	1,274	228	(179)	1,003	2,326

Statement of operations	Year Ended December 31, 2019(2)
Segments	Brazilian retail	Éxito Group	Other businesses(1)	Discontinued operations(2)	Total
	(in millions of R$)
Net operating revenue	26,654	2,151	33	-	28,838
Gross profit	7,005	609	(1)	-	7,613
Depreciation and amortization	(967)	(60)	(1)	-	(1,028)
Other operating expenses, net	(248)	(138)			(386)
Profit from operations before financial income (expenses) and share of profit of associates	467	90	(56)	-	501
Financial expenses, net	(815)	(57)	1	-	(871)
Share of profit of associates	107	(6)	(99)	-	2
Profit (loss) before income tax and social contribution	(241)	27	(154)	-	(368)
Income tax and social contribution	121	(28)	2	-	95
Net loss – continuing operations	(120)	(1)	(152)	-	(273)
Net income (loss) – discontinued operations	312	-	-	797	1,109
Net income (loss) for the year	192	(1)	(152)	797	836

Statement of operations	Year Ended December 31, 2018
Segments	Brazilian retail	Other businesses(1)	Discontinued operations(2)	Total
	(in millions of R$)
Net operating revenue	26,490	-	-	26,490
Gross profit	7,444	-	-	7,444
Depreciation and amortization	(892)	-	-	(892)
Other operating expenses, net	(199)			(199)
Profit from operations before financial income (expenses) and share of profit of associates	957	-	-	957
Financial expenses, net	(902)	-	-	(902)
Share of profit of associates	79	(51)	-	28
Profit (loss) before income tax and social contribution	134	(51)	-	83
Income tax and social contribution	41	-	-	41
Net income (loss) – continuing operations	175	(51)	-	124
Net (loss) income– discontinued operations	(73)	-	1,233	1,160
Net income (loss) for the year	102	(51)	1,233	1,284

________________

(1)	Includes equity pickup of the Company in Cnova. It also includes the banners Cheftime, James and Stix Fidelidade.
(2)	The statement of operations for the years ended December 31, 2020, 2019 and 2018 related to Sendas were classified as “discontinued operations.” As disclosed in note 33 to our audited consolidated financial statements included elsewhere in this annual report, operations of Via Varejo were classified as discontinued operations in the periods from 2016 to 2019 (until June 2019). On June 14, 2019, we consummated the sale of all equity interest we held in Via Varejo. Accordingly, our financial statements as of and for the year ended December 31, 2019 include the five months that Via Varejo’s results of operations were considered in the line item relating to discontinued operations. For additional information on the sale on our discontinued operations, see note 12.3 to our audited consolidated financial statements included elsewhere in this annual report. Moreover, starting on November 1, 2016, we began recording our investment in Cnova according to IFRS 5.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Consolidated

Net operating revenue. Net operating revenue increased by 77.7%, or R$22,415 million, from R$28,838 million in 2019 to R$51,253 million in 2020, of which R$19,883 million relates to net operating revenue of Éxito Group in 2020 which we started to consolidate at the end of 2019. To a lesser extent, the increase was also related to the growth of renovated and remodeled stores in the last two years, as well as digital transformation initiatives, underlining the adoption of our omnichannel strategy. In addition, the restrictions in mobility related to the COVID-19 pandemic had a positive impact on sales.

Gross profit. Gross profit increased by 80.6%, or R$6,136 million, from R$7,613 million in 2019 to R$13,749 million in 2020, mainly due to (i) the acquisition of Éxito Group at the end of 2019; and (ii) the continuity of our commercial strategy segmented by customer profile. Gross margin had an increase with the consolidation of Éxito of 0.4%, from 26.4% in 2019 to 26.8% in 2020.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by 64.0%, or R$3,645 million, from R$5,698 million in 2019 to R$9,343 million in 2020, mainly due to the increase of R$3,498 million generated by the acquisition of Éxito Group. Selling, general and administrative expenses represented 19.8% of our net operating revenue in 2019 and 18.2% in 2020. The increase related to the consolidation of Éxito’s results was partially offset by a decrease in the selling, general and administrative expenses of the Brazilian retail segment, mainly due to our initiatives to control expenses.

Depreciation and amortization. Depreciation and amortization increased by 75.5%, or R$776 million, from R$1,028 million in 2019 to R$1,804 million in 2020, mainly due to the depreciation and amortization resulting from the acquisition of Éxito Group of R$669 million and, to a lesser extent, the increase was also related to renovation and maintenance of stores, renewal of lease agreements and IT projects.

Other operating expenses, net. Other operating expenses, net, decreased by R$315 million, from R$386 million in 2019 to R$71 million in 2020, mainly as a result of (i) gains related to revaluation of Bellamar, net of costs, of R$513 million, (ii) gain of disposal of assets of R$378million. The decrease was partially offset by (i) increase on restructuring costs of R$187 million, (ii) expenses incurred as a result of the COVID-19 pandemic of R$134 million and (iii) increase on tax contingencies of R$216 million.

Financial expenses, net. Financial expenses, net, decreased by 16.4%, or R$143 million, from R$871 million in 2019 to R$728 million in 2020, mainly as a result of i) R$413 million of increase in expenses mainly related to monetary restatement and lease liabilities and ii) tax credit of ICMS on the calculation basis of PIS/COFINS of R$622 millions that have offset the increase.

Share of profit of associates. Share of profit of associates increased by R$96 million, from a gain of R$2 million in 2019 to R$98 million in 2020, mainly as a result of (i) a decrease in losses in the amount of R$52 million from our share of profit in Cnova, due to a better performance of this investee; (ii) a gain of R$18 million in the share of profit in Tuya and Puntos Colombia as a result of the acquisition of Éxito Group at the end of 2019; and (iii) an increase in our share of profit in FIC due to higher profits.

Income tax and social contribution. Income tax and social contribution increased by R$757 million, from an income from an income tax and social contribution of R$95 million in 2019 to an expense of R$662 million in 2020, mainly as a result of the increase in our taxable profits in 2020.

Net income (loss) from continuing operations. As a result of the foregoing, net income from continuing operations increased by 553.8%, or R$1,512 million, from a loss of R$273 million in 2019 to a profit of R$1,239 million in 2020.

Net income (loss) from discontinued operations. Net income from discontinued operations decreased by R$22 million, from R$1,109 million in 2019 to R$1,087 million in 2020, mainly due to the gain on the sale of Via Varejo in the amount of R$398 million in 2019, partially offset by an increase in the net income of Sendas in 2020.

Segment Information

Brazilian Retail Segment

Our Brazilian retail segment consisted of sales of food and non-food products to individual consumers at (i) supermarkets through the banners Pão de Açúcar, Extra Supermercado, Mercado Extra and Compre Bem; (ii) hypermarkets through the banner Extra Hiper; (iii) proximity stores through the banners Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado; and (iv) gas stations, and drugstores through the Extra and Pão de Açúcar banners. The Brazilian retail segment also includes the revenues related to rentals of commercial spaces and e-commerce sales. We do not consider Éxito Group as part of our Brazilian retail segment and consider it as a separate segment since its acquisition at the end of 2019.

Net operating revenue. Net operating revenue increased by 9.4%, or R$2,516 million, from R$26,654 million in 2019 to R$29,170 million in 2020, mainly as a result of the strengthening of stores renovated and remodeled in the last two years, as well as by our digital transformation initiatives, underlining the traction of our omnichannel strategy. In the same period, our gross margin, calculated by dividing gross profit by net operating revenue, increased from 26.3% in 2019 to 28.18% in 2020. Also, the restrictions related to the COVID-19 pandemic had a positive impact on sales.

Depreciation and amortization. Depreciation and amortization increased by 10.5%, or R$102 million, from R$967 million in 2019 to R$1,069 million in 2020, mainly as a result of the renovation and maintenance of our stores and the renewal of lease agreements and IT projects.

Profit/loss from operations before financial income (expenses). As a result of the foregoing, profit from operations before financial income (expenses) increased by 331.7%, or R$1,549 million, from R$467 million in 2019 to R$2,016 million in 2020.

Financial expenses, net. Financial expenses, net, decreased by 52.6%, or R$429 million, from R$815 million in 2019 to R$386 million in 2020, mainly as a result of mainly as a result of i) an increase in expenses principally related to monetary restatement and lease liabilities and ii) tax credit of ICMS on the calculation basis of PIS/COFINS.

Profit/loss before income tax and social contribution. As a result of the foregoing, profit before income tax and social contribution increased by R$1,989 million, from a loss of R$241 million in 2019 to a profit of R$1,748 million in 2020.

Éxito Group

As a result of Éxito Group’s acquisition at the end of 2019, we started to consolidate the operations in Colombia, Uruguay and Argentina, through the following banners: (i) Viva Malls, Éxito, Carulla, Surtimayorista, Surtimax and Super Inter in Colombia, (ii) Devoto, Disco and Géant in Uruguay, and (iii) Libertad, Mini Libertad and Paseo Libertad Malls in Argentina. For additional information on Éxito Group’s acquisition, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Latin America Corporate Reorganization.”

Net operating revenue. Net operating revenue increased by R$19,883 million, from R$2,151 million in 2019 to R$22,034 million in 2020, mainly as a result of the solid progress made in our omnichannel strategy in all countries, the strong performance by the Colombia retail operation and a solid contribution from innovative formats (Wow and FreshMarket). In the same period, our gross margin, calculated by dividing gross profit by net revenue, decreased from 28.3% in 2019 to 25.0% in 2020. This decrease was mainly related to lower revenues of complementary businesses due to the pandemic, especially the lower distribution of royalties in Tuya, despite the improvement in its retail operation performance. In the consolidated financial statements of GPA, Éxito was consolidated in the statements of operations for 12 months in 2020, compared to only one month in 2019.

Depreciation and amortization. Depreciation and amortization increased by R$669 million, from R$60 million in 2019 to R$729 million in 2020, mainly as a result of the acquisition Éxito Group at the end of 2019.

Profit/loss from operations before financial income (expenses). As a result of the foregoing, profit from operations before financial income (expenses) increased by R$562 million, from R$90 million in 2019 to R$652 million in 2020.

Financial expenses, net. Financial expenses, net, increased by R$283 million, from R$57 million in 2019 to R$340 million in 2020, mainly as a result of the acquisition of Éxito Group at the end of 2019.

Profit/loss before income tax and social contribution. As a result of the foregoing, profit before income tax and social contribution increased by R$312 million, from a gain of R$27 million in 2019 to a higher gain of R$339 million in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Consolidated

Net operating revenue. Net operating revenue increased by 8.9%, or R$2.348 million, from R$26,490 million in 2018 to R$28,838 million in 2019, mainly due to our acquisition of Éxito Group. The Brazilian retail segment remained stable in 2019 compared to 2018 in same-stores sales.

Gross profit. Gross profit increased by 2.3%, or R$169 million, from R$7,444 million in 2018 to R$7,613 million in 2019, mainly due to our acquisition of Éxito Group.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by 5.6%, or R$302 million, from R$5,396 million in 2018 to R$5,698 million in 2019, mainly due to our acquisition of Éxito Group. Selling, general and administrative expenses represented 20.4% of our net operating revenue in 2018, and 19.8% in 2019.

Depreciation and amortization. Depreciation and amortization increased by 15.2%, or R$136 million, from R$892 million in 2018 to R$1,028 million in 2019, mainly due to the depreciation resulting from our acquisition of Éxito Group, renewal of lease agreements and capital expenditures related to conversion of stores from Extra to Mercado Extra and Compre Bem.

Other operating expenses, net. Other operating expenses, net, increased by R$187 million, from R$199 million in 2018 to R$386 million in 2019, mainly as a result of (i) expenses relating to the acquisition of Éxito Group; (ii) store closures and costs associated thereto; and (iii) increased provision for tax contingencies due to change in the assessment of likelihood of loss of certain legal proceedings.

Financial expenses, net. Financial expenses, net, decreased by 3.4%, or R$31 million, from R$902 million in 2018 to R$871 million in 2019, mainly as a result of increased income from financial investments and the interest income derived from tax credits recognized in 2019 as a consequence of the favorable ruling of the Brazilian Supreme Court that determined that ICMS tax should be excluded from the calculation base of PIS and COFINS taxes.

Share of profit of associates. Share of profit of associates decreased by R$26 million, from R$28 million in 2018 to R$2 million in 2019, mainly as a result of (i) increased losses in the amount of R$49 million from our share of profit in Cnova, and (ii) losses in the amount of R$17 million in the share of profit in Tuya and Puntos Colombia recognized in the results of Éxito Group. This increase in losses was partially offset by an increase in our share of profits in FIC due to FIC’s better results of operation as a result of offering expansion of financial products and services.

Profit/loss before income tax and social contribution. As result of the foregoing, profit before income tax and social contribution decreased by R$451 million, from a gain of R$83 million in 2018 to a loss of R$368 million in 2019.

Income tax and social contribution. Income tax and social contribution increased by R$54 million, from R$41 million in 2018 to R$95 million in 2019, mainly as a result of interest on shareholders’ equity in 2018.

Net income (loss) from continuing operations. As a result of the foregoing, net income from continuing operations decreased by R$397 million, from a profit of R$124 million in 2018 to a loss of R$273 million in 2019.

Net income (loss) from discontinued operations. Net income from discontinued operations decreased by 4.4%, or R$51 million, from R$1,160 million in 2018 to R$1,109 million in 2019, mainly due to (i) the gain on the sale of Via Varejo in the amount of R$398 million, net of income tax; and (ii) a decrease in the net income of Sendas.

Segment Information

Brazilian retail Segment

Our Brazilian retail segment consisted of sales of food and non-food products to individual consumers at (i) supermarkets through the banners Pão de Açúcar, Extra Supermercado, Mercado Extra and Compre Bem; (ii) hypermarkets through the banner Extra Hiper; (iii) proximity stores through the banners Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado; and (iv) gas stations, and drugstores through the Extra and Pão de Açúcar banners. The Brazilian retail segment also includes the revenues related to rentals of commercial spaces and e-commerce sales. We do not consider Éxito Group’s sales as part of our Brazilian retail segment.

Net operating revenue. Net operating revenue increased by 0.6%, or R$164 million, from R$26,490 million in 2018 to R$26,654 million in 2019, mainly as a result of the (i) slow pace of the economic recovery in 2019, and (ii) increase in investments for the renovation of our portfolio of stores to adapt them in order to increase the attractiveness of our stores. These investments comprised the renovation of stores. In the same period, our gross margin, calculated by dividing gross profit from net revenue, decreased from 28.1% in 2018 to 26.3% in 2019. This 1.8 percentage point decrease was mainly related to the clearance sales we performed to balance inventories and renovate our portfolio of stores.

Depreciation and amortization. Depreciation and amortization increased by 8.4%, or R$75 million, from R$892 million in 2018 to R$967 million in 2019, mainly as a result of the depreciation resulting from capital expenditures relating to the conversion of stores from Extra to Mercado Extra and Compre Bem, store renovation and maintenance of stores and renewal of lease agreements.

Profit/loss from operations before financial income (expenses). As a result of the foregoing, profit from operations before financial income (expenses) decreased by 51.2%, or R$490 million, from R$957 million in 2018 to R$467 million in 2019.

Financial expenses, net. Financial expenses, net, decreased by 9.6%, or R$87 million, from R$902 million in 2018 to R$815 million in 2019, mainly as a result of the (i) income from short-term investments, and (ii) increased income from financial investments and the interest income derived from tax credits recognized in 2019 as a consequence of the favorable ruling of the Brazilian Supreme Court that determined that ICMS tax should be excluded from the calculation base of PIS and COFINS taxes..

Profit/loss before income tax and social contribution. As a result of the foregoing, profit before income tax and social contribution decreased by R$375 million, from a gain of R$134 million in 2018 to a loss of R$241 million in 2019.

5B. Liquidity and Capital Resources

The following table sets forth information related to our cash flows as of and for the periods presented:

	As of and for the Year Ended December 31,
	2020(*)	2020(**)	2019(**)(1)(2)(3)	2018(**)(1)(2)	2017(**)(1)(2)(4)	2016(**)(1)(2)(4)
	(millions of US$)	(millions of R$)
Other financial information
Net cash provided by (used in):
Operating activities	913	4,742	1,135	4,267	3,464	(1,304)
Investing activities	(826)	(4,291)	(3,266)	(1,897)	(1,592)	(2,020)
Financing activities	(54)	(281)	1,894	(1,641)	(3,663)	1,475
Capital expenditures(6)	(479)	(2,490)	(2,782)	(2,364)	(1,713)	(1,544)

We have funded our operations and capital expenditures mainly from our operating cash flow and sale of receivables at a discount to financial institutions (banks and credit card merchant acquirers). Additionally, we have issued debentures in the local markets and entered into loans and financing agreements with financial institutions.

In 2020, we continued selling our receivables to financial institutions and credit card merchant acquirers at a discount, without a right to recourse or any related obligation. For further information on the discount on receivables, see note 7.1 to our audited consolidated financial statements included elsewhere in this annual report.

Our primary sources of liquidity have historically been cash flows from our operating activities.  Net cash provided from operating activities, including continuing and discontinued operations, was R$4,742 million, R$1,135 million and R$4,267 million in 2020, 2019 and 2018, respectively. From 2019 to 2020, the increase in net cash provided from operating activities was due to an increase of R$3,607.0, of which R$1,490.0 was net income, R$1,941.0 in trade payables, R$1,005.0 in depreciation and amortization, R$541.0 in provision for contingencies, R$(961) in inventories and R$(523) in taxes credits. From 2018 to 2019, the decrease in net cash provided from operating activities was primarily due to a decrease of R$3,364.0 in trade payables.

Net cash used in investment activities was R$4,291 million, R$3,266 million and R$1,897 million for the years ended December 31, 2020, 2019 and 2018, respectively. In 2020, 2019 and 2018 our net cash used in investment activities mainly related to the purchases of property and equipment and intangible assets, in 2020, and in 2019 to the acquisition of Éxito Group. In addition, in 2020, 2019 and 2018, we used net cash provided by operating activities primarily for investments in the capital expenditures program, totaling R$2,490.0 million, R$2,782.0 million and R$2,364.0 million, respectively. Proceeds from sales of property and equipment generated a cash flow of R$1,262.0 mainly due to sale leaseback transactions in 2020.

Net cash provided by (used in) financing activities, was net cash used of R$281 million, net cash provided of R$1,894 million and net cash used of R$1,641 million for the years ended December 31, 2020, 2019 and 2018, respectively. From 2019 to 2020, the decrease was mainly due to a de-consolidation of results from Sendas. Our year-end current and noncurrent borrowings and financing decreased by 35.2%, or R$4,968 million, from R$14,108 million as of December 31, 2019 to R$9,140 million as of December 31, 2020, and consisted of:

•	R$7,285 million in real-denominated loans;
•	R$282 million in U.S. dollar-denominated debt, swapped to real-denominated loans; and
•	R$1,573 million related to Éxito Group’s loans and financing agreements.

From 2018 to 2019, the increase was mainly due to our borrowings and financing operations. Our year-end current and noncurrent borrowings and financing increased by 167%, or R$8,822 million, from R$5,286 million as of December 31, 2018 to R$14,108 million as of December 31, 2019, and consisted of:

•	R$12,963 million in real-denominated loans;
•	R$831 million in U.S. dollar-denominated debt, swapped to real-denominated loans; and
•	R$314 million related to Éxito Group’s loans and financing agreements.

Our interest expense was R$387 million in 2020, R$337 million in 2019 and R$327 million in 2018, excluding our discontinued operations.

Our year-end total cash position increased by 9.5%, or R$757.0 million, from R$7,954.0 million as of December 31, 2019 to R$8,711.0 million as of December 31, 2020, of which R$476.0 million were related to the conversion of cash and cash equivalents of foreign subsidiaries.

Derivatives

We use derivatives, such as swaps, aiming to hedge the exchange exposure risk to U.S. dollar, converting the cost of debt into domestic currency and interest rates. See “—5A. Operating Results—Macro-Economic Environment and Factors Affecting Our Results of Operations.”

On July 24, 2019, in respect of the acquisition of Éxito Group, our financial committee recommended that we enter into a cash flow hedge contract, via NDF Agreements, to mitigate our exposure to the Colombian pesos. The NDF Agreements were terminated prior to December 31, 2019. We considered the effects of the NDF Agreements as part of the consideration paid for the acquisition of Éxito Group. We have also entered into NDF Agreements in the first quarter of 2020 to hedge against foreign exchange variations relating to the dividends we received from Éxito Group in Colombian pesos. These NDF Agreements were terminated in the second quarter of 2020.

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

Promissory Notes

In December 2018, we issued commercial promissory notes in the total principal amount of R$800 million, maturing on January 9, 2022, and accruing interest at 163.13% of the average CDI rate, payable on the maturity date. As of December 31, 2020, the total outstanding amount under this issuance was R$891 million.

Non-Convertible Debentures.

In April, 2017, we issued non-convertible debentures in Brazil in the total principal amount of R$1,080 million, accruing interest at 96% of the average CDI rate. Principal and interest were paid in full on the maturity date, April 13, 2020.

In January, 2018, we issued non-convertible debentures in Brazil in the total principal amount of R$800 million, maturing on January 15, 2021 and accruing interest at 150.00% of the average CDI rate. Principal and interest were paid in full on the maturity date, January 15, 2021.

In September, 2018, we issued non-convertible debentures in two series in Brazil in the total principal amount of R$1,200 million, of which (i) R$700 million refers to the first series, which accrues interest at 162.71% of the average CDI rate and matures on September 10, 2021, and (ii) R$500 million refers to the second series, which accrues interest at 163.56% of the average CDI rate and matures on September 10, 2022. As of December 31, 2020, the total outstanding amount under this issuance was R$1,232 million.

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

Borrowings in Foreign Currencies

As of December 31, 2020, we had borrowings in U.S. dollars and Colombian pesos to strengthen our working capital, maintain our cash strategy, extend our debt profile and make investments. As of December 31, 2020, the total outstanding amount (corresponding to principal and interest) under these agreements was R$1,855 million.

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

On October 13, 2020, we entered into a financing agreement with Bank of Nova Scotia, or Scotiabank, in the aggregate amount of US$50 million, accruing interest at USD plus 2.27% per year (R$271 million as of December 31, 2020).

Éxito Group has borrowings in Colombian pesos. As of December 31, 2020, the total outstanding amount (corresponding to principal and interest) under these agreements was R$1,534 million, accruing interest at IBR 3M plus 3.8% per year.

For additional information on our borrowings in foreign currency, see note 18.1 to our audited consolidated financial statements included elsewhere in this annual report.

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

For additional information on the conversion of foreign currencies, see note 3.2 to our audited consolidated financial statements included elsewhere in this annual report.

5C. Research and Development, Patents and Licenses, Etc.

We do not have any significant research and development activities.

5D. Trend Information

Consumer confidence, as measured by FGV, decreased in Brazil from 91.6 point in 2019 to 78.5 points in 2020, as a result of the uncertainty brought by the COVID-19 pandemic about the economic recovery in Brazil. Since 2014, Brazil has experienced economic slowdown triggered by a deep recession and was slowly recovering from it prior to the COVID-19 pandemic. During the last economic crisis, households modified their consumption habits by seeking stores with cheaper prices, choosing heavily discounted items and building up stock at home by buying bulk. Consumers became more careful, choosing products with an attractive cost-benefit trade off and avoiding superfluous items.

In addition, upper income classes sought for more complete and varied assortment solutions, quality service and a better shopping experience. The 2020 pandemic accelerated the growth of online food sales and the use of delivery services (last mile), consequently changing customers’ consumption habits.

Despite the current scenario, we believe that the Company is well prepared to face the challenges of 2021. The commercial strategies of our hypermarkets and supermarkets segments have been constantly monitored throughout 2019 and 2020 and led the Company to be competitive. The value proposition of our banners is being redefined to address new consumption habits while enhancing profitability. In 2018, 2019 and 2020, we converted a number of our stores to adapt them to new consumer trends.

We have also implemented a strong digital transformation plan, including the use of physical assets for logistical support, launching our own online operation and the launch of the marketplace GPA, which helped us support the sharp increase in e-commerce demand, develop a closer relationship with suppliers, while improving our customers’ shopping experience and providing innovative solutions to our customers. We will continue to promote the values that we believe make us competitive among our competitors, combining respect for the local culture and corporate. For more information on our digital transformation, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Digital Transformation.”

We believe that these actions, combined with a responsible management, will ensure sustainable growth while meeting our customer’s needs and creating value for our stakeholders.

New waves of COVID-19 have already started to occur in certain regions in which we operate and may continue to spread, including novel and variant strains in Brazil. In March 2021, new governmental regulations were imposed in various cities throughout Brazil mandating social distancing measures and other closures as the number of COVID-19 cases and COVID-19 related deaths continued to increase, with accompanying stresses on the hospital systems throughout Brazil. At the same time, a relatively low proportion of the Brazilian population has received vaccines due to supply shortages and delays on Brazilian regulatory approval of certain vaccines.We cannot assure you that we will be able to take the measures required to prevent a negative impact on our business. No recent comparable events exist that may provide us with guidance regarding the effects of a severe global pandemic. As a result, the final impact of the COVID-19 outbreak is uncertain and subject to changes that we cannot predict.

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

On the other hand, our Colombian operations were adversely affected by the restrictive measures imposed by regional and state governments as a result of the COVID-19 pandemic, as well as the increased unemployment rate and lower consumer confidence. The restrictions on the movement of people imposed in Colombia were more stringent than in Brazil, and included, among other things, reduced business hours at stores, establishment of purchasing limits, closure of stores, dry law enforcement during certain weekends and curfew in the main Colombian cities. For additional information on the effects of the COVID-19 to our business, see “—5A. Operating Results—Current Conditions and Trends in our Industry—COVID-19.”

5E. Off-Balance Sheet Arrangements

Except as disclosed in “Item 7. Major Shareholders and Related Party Transactions—7B. Related Party Transactions—Via Varejo—Guarantees,” we do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5F. Tabular Disclosure of Contractual Obligations

The following table summarizes significant contractual obligations and commitments as of December 31, 2020:

	Payment Due by Period
Contractual Obligations(1)	Total	Less than one year	One to three years	Three to five years	After five years
	(in millions of R$)
Long-term debt:
Principal	4,502	1,049	2,795	463	195
Accrued interest as of 12/31/20	40	40	-	-	-
Unaccrued interest(2)	595	63	478	68	(14)
Total long-term debt	5,137	1,259	3,273	531	181
Debentures:
Principal	4,485	1,181	3,304	-	-
Accrued interest as of 12/31/19	113	38	75	-	-
Unaccrued interest(2)	212	40	172	-	-
Total debentures	4,810	1,259	3,551	-	-
Taxes payable, other than on income taxes(3)	395	147	160	37	51
Lease liabilities (IFRS 16)	8,374	947	1,702	1,351	4,374
Total contractual obligations	18,716	3,505	8,686	1,919	4,606

____

(1)	For additional information, see notes 18 and 19 to our audited consolidated financial statements included elsewhere in this annual report.
(2)	Future interest includes estimated interest to be incurred from December 31, 2020, through the respective contractual maturity dates, based on outstanding principal amounts as of December 31, 2020, and projected market interest rates (especially the Brazilian CDI rate) for our variable rate debt obligations, net of the impacts of derivative instruments classified as fair value hedges and swap transactions.
(3)	Refers to Federal Tax Installment Payment Program (Programa de Recuperação Fiscal), or REFIS, credits. As of December 31, 2020, the balance of the consolidated installments was R$395 million.

5G. Safe Harbor

See “Forward-Looking Statements” on page 7 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

Board of Directors

The following table sets forth the name and year of election of each of our board members as of the date of this annual report. A brief biographical description of each of our board members follows the table:

Name	Position	Since	Date of Birth
Jean-Charles Henri Naouri	Chairman	2005(1)	March 8, 1949
Arnaud Daniel Charles Walter Joachim Strasser	Co-Vice Chairman	2010(2)	July 6, 1969
Ronaldo Iabrudi dos Santos Pereira	Co-Vice Chairman	2016(3)	May 14, 1955
Hervé Daudin	Director	2019	May 12, 1967
Christophe José Hidalgo	Director	2020	October 25, 1967
Rafael Sirotsky Russowsky	Director	2020	December 10, 1977
Luiz Augusto de Castro Neves	Director (Independent)	2012	October 29, 1943
Eleazar de Carvalho Filho	Director (Independent)	2012	July 26, 1957
Renan Bergmann	Director (Independent)	2020	February 16, 1954

________________

(1)	Mr. Jean-Charles Henri Naouri has been a member of the board since 2005 and the chairman since 2013.
(2)	Mr. Arnaud Daniel Charles Walter Joachim Strasser has been a member of the board since 2010 and co-vice chairman since 2018.
(3)	Ronaldo Iabrudi dos Santos Pereira has been a member of the board since 2016 and co-vice chairman since 2018.

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

Mr. Christophe José Hidalgo has served as our chief financial officer from 2012 to 2021, and as our chief financial officer and investor relations officer from 2020 to 2021. He has also been our corporate services officer since 2012. He joined the Casino Group in 2000, where he has held several positions in finance and accounting, including chief financial officer of Éxito Group from 2010 to 2012. From 1996 to 2000, Mr. Hidalgo served as the chief financial officer of Castorama. Mr. Hidalgo holds a bachelor’s degree in law and a master’s degree in finance and accounting from the Université de Bordeaux.

Mr. Rafael Sirotsky Russowsky has been director of corporate development and participations for the Casino Group since 2012. Previously, he was an investment banker specializing in M&A and equity capital markets transactions at Credit Suisse, Morgan Stanley and Oppenheimer & Co. In addition, he worked at HSBC and Safra Banco, focusing on credit operations. Mr. Russowsky holds a bachelor’s degree in business administration from the Pontifical Catholic University of Rio Grande do Sul and holds an MBA from Columbia Business School in New York.

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

Mr. Renan Bergmann holds a bachelor’s degree in chemical engineering from the Federal University of Rio Grande do Sul and a master’s degree in nuclear chemical engineering from the Federal University of Rio de Janeiro (COPPE). He completed the Executive Program at the John E. Anderson Graduate School of Management and the Executive Program “Making Corporate Boards More Effective” at Harvard Business School. He is a member of the board of directors of Fogo de Chão since 2018 and is a senior advisor to the Rhone Group. He was a member of the board of directors of Rampak of Columbus, Ohio, USA, SLC Participações, FCC Campo Bom - RS, CCRR, Terphane Holdings LLC of Delaware, Almatis B.V. and UTEX of Houston TX. He was an also an advisor to New Globe.

Executive Officers

The following table sets forth the name, position and year of election of each of our executive officers as of the date of this annual report. A brief biographical description of each of our executive officers follows the table:

Name	Position	First Year Elected	Date of Birth
Jorge Faiçal	Chief Executive Officer	2021	December 3, 1974
Guillaume Marie Didier Gras	Chief Financial Officer	2021	August 22, 1978
Isabela Maria Cadenassi Batista	Director of Investors Relations	2019	August 22, 1981

6B. Compensation

For the year ended December 31, 2020, the aggregate compensation expense for the directors, executive officers and members of the committees of CBD was R$131.1 million, of which R$108.0 million was paid in cash. The executive officers receive a package of benefits in line with market practices, including health and dental insurance, biannual medical check-ups, pension plan, life insurance, meal vouchers and purchase discounts. According to the CVM, listed companies are required to publicly disclose the lowest, highest and average individual compensation paid to directors, executive officers and members of the fiscal council.

In July 2007, the Company established a supplementary private pension plan of defined contribution to its employees, and engaged the financial institution Brasilprev Seguros e Previdência S.A. for management purposes. The Company provides monthly contributions on behalf of its employees based on services rendered to the Company. Contributions made by the Company in the year ended December 31, 2020, amounted to R$0.7 million and employees’ contributions amounted to R$0.7 million with two participants.

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

Compensation of the Board of Directors, Executive Officers and Fiscal Council of CBD for 2019, 2020 and 2021 (expected)

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

The table below indicates the compensation of the members of our board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2020:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(In R$, when applicable)
Number of members	12.50	4.58	2.00	19.08
Number of compensated members	11.50	4.58	2.00	18.08
Fixed annual compensation	62,670,831	33,921,016	276,000	96,867,847
Benefits	3,063,027	1,211,912	-	4,274,939
Variable compensation
Profit sharing	-	11,175,170	-	11,175,170
Participation in meetings	-	-	-	-
Others (invitees’ compensation, contributions and taxes)	1,981,794	1,735,557	55,200	3,772,552
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation	4,056,475	10,905,968	-	14,962,443
Total compensation	71,772,126	58,949,624	331,200	131,052,950

The table below indicates the expected compensation for members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2021:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(In R$, when applicable)
Number of members	13.00	3.00	3.00	19.00
Number of compensated members	12.00	3.00	3.00	18.00
Fixed annual compensation	25,402,615	11,903,960	432,000,00	37,738,574
Benefits	3,639,554	3,295,259	-	6,934,814
Variable compensation
Profit sharing	-	5,490,863	-	5,490,863
Participation in meetings
Others (invitees’ compensation, contributions and taxes)
Post-employment benefit
Benefits on ceasing to exercise the position
Share-based compensation	12,992,035	4,341,502	-	17,333,538
Total compensation	42,034,204	25,031,585	432,000,00	67,497,789

Variable Compensation for 2019, 2020 and 2021 (expected)

Below we present the variable compensation of our executive officers paid in 2019, 2020 and 2021 (expected):

2019	Executive officers
(In R$, when applicable)
Number of members	5.67
Number of compensated members	5.67
Profit sharing
Minimum expected amount	0
Maximum expected amount	28,981,131
Expected amount – goals achieved	14,490,566
Amount actually recognized	12,942,572

2020	Executive officers
(In R$, when applicable)
Number of members	4.58
Number of compensated members	4.58
Profit sharing
Minimum expected amount	0
Maximum expected amount	28,981,131
Expected amount – goals achieved	14,490,566
Amount actually recognized	11,175,170

2021 (expected)	Executive officers
(In R$, when applicable)
Number of members	3.00
Number of compensated members	3.00
Profit sharing
Minimum expected amount	0
Maximum expected amount	10,981,726
Expected amount – goals achieved	5,490,863

Employee Stock Option Plans

At an extraordinary general shareholders’ meeting held on May 9, 2014, our shareholders voted to (i) approve the creation of a new stock option plan, or our New Stock Option Plan, and (ii) create a compensation plan for employees based on stock options, or our Compensation Plan. Our New Stock Option Plan and our Compensation Plan originally granted options to purchase preferred shares (which were recently converted into common shares), including to members of our board of directors. The New Stock Option Plan and the Compensation Plan were further amended as a result of the resolutions approved at the annual and special shareholders’ meeting held on April 24, 2015, April 25, 2019 and December 31, 2019. The December 31, 2019 amendment reflected the changes relating to the conversion of our preferred shares into common shares, as a result of our migration to the Novo Mercado listing segment of B3, as approved by our shareholders on December 31, 2019. Accordingly, as of December 31, 2020, our New Stock Option Plan and the Compensation Plan grant the option to purchase common shares to our employees, including to members of our board of directors.

General Terms and Conditions

New Stock Option Plan

Our New Stock Option Plan is administered by the human resources and compensation committee of our board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under our New Stock Option Plan is designated with a serial number beginning with the letter “C.” As of December 31, 2020, the outstanding series of stock options under our New Stock Option Plan were C5 and C6

Our employees and executive managers, as well as the employees and executive managers of our subsidiaries, who are considered “key executives,” are eligible to participate in our New Stock Option Plan, subject to the approval of the human resources and compensation committee. Participation in our New Stock Option Plan is independent of other forms of compensation, such as wages and benefits.

Compensation Plan

Our Compensation Plan is also administered by the human resources and compensation committee of our board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under our Compensation Plan is designated with a serial number beginning with the letter “B.” As of December 31, 2020, the outstanding series of stock options under our Compensation Plan were Series B5 and B6.

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

Outstanding Stock Options

The charts below detail the outstanding stock options for the members of our senior management, as of December 31, 2020.

Number of members that benefit from the stock option plan:

	As of December 31, 2020
	Number of options (in thousands)
In relation to each option grant:	Series B5	Series C5	Series B6	Series C6
Grant date	05/31/2018	05/31/2018	05/31/2019	05/31/2019
Number of options granted (in number of shares)	163.483	258.361	232.409	129.305
Deadline for the options to become exercisable	05/31/2021	05/31/2021	05/31/2022	05/31/2022
Deadline for the exercise of the options	11/30/2021	11/30/2021	11/30/2022	11/30/2022
Period of restriction to the transfer of the shares	n.a.	180 days	n.a.	180 days

Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	0.01	62.61	0.01	70.62
Lost during the year (R$ per share)	n.a.	n.a.	n.a.	n.a.
Exercised during the year (R$ per share)	0.01	62.61	0.01	70.62
Expired during the year (R$ per share)	n.a.	n.a.	n.a.	n.a.
Fair value of the options on the grant date (in R$ per share)	78.52	35.66	82.39	31.50
Potential dilution in case of exercise of the options	0.06%	0.10%	0.09%	0.05%

Stock Options Exercised and Shares Delivered

In 2020, 86,604 stock options were exercised by certain members of our senior management and 74,696 shares were delivered to certain members of our senior management.

We recognized share-based payment expenses of R$14,962 million, R$17,962 million and R$29,267 million in our consolidated financial statements in 2020, 2019 and 2018, respectively. These amounts included the amounts related to accelerated vesting of certain stock options.

Maximum, Minimum and Average Compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Highest, Lowest and Average Individual Compensation for the Year Ended December 31, 2018

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
	(in thousands of R$, when applicable)
Number of members	13.33	5.42	1.00
Number of compensated members	12.33	5.42	1.00
Highest compensation (R$)(1)	6,380,144	29,525,905	76,000
Lowest compensation (R$)(2)	92,400	1,587,723	76,000
Average compensation	893,282	15,112,012	228,000

________________

(1)	The highest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council was received by members who provided services to our Company for 12 months.
(2)	The calculation of the lowest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council excludes members who provided services to our Company for less than 12 months.

Highest, Lowest and Average Individual Compensation for the Year Ended December 31, 2019

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council(3)
	(in thousands of R$, when applicable)
Number of members	12.50	4.67	0.00
Number of compensated members	11.50	4.67	0.00
Highest compensation (R$)(1)	33,222,859	19,668,197	-
Lowest compensation (R$)(2)	176,400	10,512,518	-
Average compensation	3,120,992	10,138,507	-

________________

(1)	The highest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council was received by members who provided services to our Company for 12 months.
(2)	The calculation of the lowest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council excludes members who provided services to our Company for less than 12 months.
(3)	In 2019, we did not install the fiscal council.

Highest, Lowest and Average Individual Compensation for the Year Ended December 31, 2020

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
	(in thousands of R$, when applicable)
Number of members	12.50	4.58	2.00
Number of compensated members	11.50	4.59	2.00
Highest compensation (R$)(1)	65.944.593	14.329.313	n/a
Lowest compensation (R$)(2)	216.000	819.045	n/a
Average compensation	5.520.932	11.682.744	97.877,78

________________

(1)	The highest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council was received by members who provided services to our Company for 12 months.
(2)	The calculation of the lowest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council excludes members who provided services to our Company for less than 12 months in the year.

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

The board of executive officers shall consist of two to 14 members, shareholders or not, resident in Brazil, appointed and removed by the board of directors, being necessarily appointed one Chief Executive Officer, one Investor Relations Executive Officer and the others Vice Executive Officers and Officers. As of December 31, 2020, our board of executive officers was composed of three members.

The responsibilities of our executive officers include adopting plans related to our management and operations, reporting to shareholders each fiscal year on the status of our business activities, presenting the year-end balance sheets and other legally required financial statements and submitting investment programs and budgets to our board of directors.

Our executive officers are elected by our board of directors for two-year terms, although any executive officer may be removed by our board of directors before the expiration of his or her term. On March 19, 2021, our directors elected our executive officers. The term of all executive officers expires on the date of the first board of directors meeting after the 2022 annual shareholders’ meeting.

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

Audit Committee

Brazilian publicly held companies may, pursuant to CVM Rule 308, as amended from time to time, adopt a statutory audit committee (comitê de auditoria estatutário). According to CVM Rule 308, the statutory audit committee is an advisory body of the board of directors and must have at least three members who shall be appointed by the board of directors, including at least one member who is also a member of the board of directors and not a member of management. A majority of the members must be independent, according to the independence requirements of the CVM. Additionally, a company listed on the Novo Mercado listing segment of the B3 like us must install an audit committee.

The statutory audit committee holds meetings at least once every three months and its main duties, according to its internal rules, are: to analyze and monitor the quality and integrity of our quarterly information, financial statements and management report, to evaluate the effectiveness and sufficiency of our internal control structure and internal and independent audit processes, to evaluate and monitor, jointly with our management and internal audit systems, the adequacy of the related party transactions entered into by us, to evaluate and monitor our exposure to risk, to propose the appointment of independent auditors as well as their replacement, and to prepare the annual report, to be presented jointly with the financial statements, including, at least, the following information: (i) activities carried out in the period, the results and conclusions reached; (ii) evaluation of the effectiveness of the internal control and risk management systems; (iii) description of the recommendations presented to our management and evidence of their implementation; (iv) evaluation of the effectiveness of the independent and internal audits; (v) evaluation of the quality of the financial, internal control and risk management reports; and (vi) any situations in which there is any significant divergence between our management, the independent auditors and the committee in relation to our financial statements.

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

The following members were appointed by our board of directors to our statutory audit committee:

Name	Position	First Year Elected	Date of Birth
Eleazar de Carvalho Filho(1)	Coordinator and Member(2)	2014	July 26, 1957
Gisélia da Silva	Member	2018	December 30, 1961
Renan Bergmann	Member	2018	February 16, 1954
Fernando Dal-Ri Múrcia	Member	2020	July 16, 1977
Christophe Hidalgo(3)	Member	2020	October 25, 1967

________________

(1)	Independent member of board of directors
(2)	The role of the coordinator of the statutory audit committee is provided for in CVM Instruction No. 509, of November 16, 2011. His responsibilities are to chair the meetings, represent the committee to our administrative bodies and enforce the provisions of the internal regulation.
(3)	Mr. Hidalgo joined the statutory audit committee only after leaving his previous position as chief financial officer, given that both positions are incompatible under our bylaws.

Mr. Eleazar de Carvalho Filho. Please see “—6A. Directors Senior Management—Board of Directors” for Mr. Carvalho’s biography.

Mr. Christophe Hidalgo. Please see “—6A. Directors Senior Management—Board of Directors” for Mr. Hidalgo’s biography.

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

Mr. Renan Bergmann. Please see “—6A. Directors Senior Management—Board of Directors” for Mr. Bergmann’s biography.

Human Resources and Corporate Governance Committee

The human resources and corporate governance committee holds meetings at least once every three months and has the following duties: a) suggesting amendments to the committee’s internal regulation, submitting them to the board of directors’ consideration; b) discussing and recommending an organizational structure model for the Company, to be submitted to the board of directors’ consideration; c) evaluating and recommending to the board of directors policies on management and development of people, as well as guidelines for attracting and retaining talents; d) identifying, both in the Company and in its subsidiaries, potential future leaders and follow up the development of their corresponding careers e) reviewing and discussing the recruitment and hiring methods adopted by us, by taking those used by similar Brazilian companies as a parameter; f) examining the candidates to be elected to the board of directors and to the committees, including external members, based on professional experience, technical qualifications, as well as economic, social and cultural representativeness; g) examining and recommending to the board of directors the selected candidates for the position of Chief Executive Officer of the Company, as well as the candidates selected by the CEO to hold a position in the Board of Executive Officers; h) reviewing and discussing the compensation policy applicable to our management, recommending to the Board of directors the criteria of compensation, benefits and other programs, including the stock option program; i) reporting periodically to the board of directors its assessment of the applicability and effectiveness of compensation policies adopted by us, in order to assess the effectiveness of these policies in rewarding performance and discriminate against non-satisfactory performance, according to metrics aligned to our strategic goals, as well as to attract and retain talent; j) discussing and suggesting criteria to annually evaluate the performance of our Executive Officers, by taking those used by similar Brazilian companies as a parameter, as well as support the board of directors in the evaluation process, expressing manifesting its recommendations to the individual assessments of our board of directors; k) recommending and monitoring the adoption of the best corporate governance practices, as well as coordinating the process of implementing and maintaining such practices in the Company, as well as the effectiveness of the corporate governance processes, proposing changes, updates and improvements when necessary; l) draft and periodically submit to the Board of Directors a review of the Company’s hiring policy with its related parties, as well as all other policies necessary for the adoption, by the Company, of the best management and corporate governance practices; among others.

We have a Related Party Transactions Policy which requires that such transactions be conducted at arm’s length and in the interest of the Company. This policy also establishes the corporate body responsible for approving related party transactions. Our human resources and corporate governance committee is responsible for, among other things, reviewing whether the procedures set forth in the Related Party Transactions Policy are followed.

Our human resources and corporate governance committee is composed of Arnaud Daniel Charles Walter Joachim Strasser, Luiz Augusto de Castro Neves, Rafael Sirotsky Russowsky and Ronaldo Iabrudi dos Santos Pereira.

Financial Committee

The financial committee holds meetings at least once every three months and has the following duties: a) suggesting amendments to the committee’s internal regulation, submitting them to the board of directors’ consideration; b) recommending and following up the adoption of the best economic and financial standards and the process of implementation and maintenance of such standards in the Company, suggesting to the board of directors changes, updates and improvements thereto; c) analyzing and reviewing our budget, as well as following up and monitoring the implementation and enforcement thereof; d) analyzing and reviewing the economic and financial feasibility of our investment plans and programs, as well as following up and monitoring the implementation thereof; e) analyzing, reviewing, and recommending measures and actions for the negotiations of any intra-company loans, merger and acquisition, or any other similar transaction involving the Company or any of its controlled companies; f) following up any of the operations and negotiations mentioned in item (e) above; g) analyzing and reviewing the economic and financial indicators, our cash flow and debt policy, for the purpose of suggesting changes and adjustments whenever it may deem necessary; h) following up and monitoring our average capital structure cost and suggest modifications thereto, whenever it may deem it necessary, as well as evaluating and discussing new funding alternatives for the Company; i) reviewing and recommending opportunities connected to financing transactions that may improve our capital structure, as well as for analyzing and discussing the working capital needs and its impact on our capital structure; j) assisting both the board of directors and the Board of Executive Officers in analyzing the Brazilian and world economic situations and their potential effects on our financial position, as well as the development of scenarios and trends, evaluating opportunities and risks and defining strategies to be adopted by us as regards its financial policy; k) monitoring the trading patterns of our securities in both the Brazilian and American markets, as well as the opinions of top investment analysts, recommending measures able to contribute in maintaining a healthy and liquid secondary market; and l) performing other duties as may be specified by the board of directors. Our financial committee is currently composed of Eleazar de Carvalho Filho, Arnaud Daniel Charles Walter Joachim Strasser, Christophe Hidalgo, Hervé Daudin and Renan Bergmann.

Sustainability and Diversity Committee

The corporate governance and sustainability committee, created on April 27, 2018, is a result of the unification of the former sustainable development committee and corporate governance committee with the intent to provide a systemic management focus on the perpetuity of good corporate governance and sustainability practices. This committee is responsible for guiding and ensuring the adoption of the best corporate governance practices by the Company, monitoring compliance with the requirements of Brazilian corporate law, capital markets law and securities market oversight bodies to which the Company is subject, guiding our strategy and business in terms of sustainability issues, and promoting discussions on sustainable development policies and initiatives at the level of leadership and of the board of directors. In addition, this committee monitors macro-economic indicators in order to promote sustainable development by evaluating critical policies and high impact and sustainable practices, based on economic, environmental and social factors. Our corporate governance and sustainability committee is currently composed of Luiz Augusto Castro Neves, Arnaud Daniel Charles Walter Joachim Strasser, Rafael Sirotsky Russowsky, Helio Mattar and Ronaldo Iabrudi dos Santos Pereira.

The Innovation and Digital Transformation Committee

The Innovation and Digital Transformation Committee, aside from ensuring our interests, in the scope of its functions, has the following attributions: (i) suggest changes in its regulation, submitting it to the board of directors for resolution; (ii) recommend and monitor the adoption of best practices of innovation, as well as coordinating the implementation process and maintenance of such practices, as well as the effectiveness of innovation processes, proposing changes, updates and improvements when necessary; (iii) prepare or review periodically, as the case may be, any documents related to innovation of our business, elaborating recommendations for changes, criticisms and suggestions that it deems to be necessary to the board of directors, in order to keep them constantly updated with respect to our innovation practices; (iv) assist the board of directors in the analysis of technological trends and innovations, as well as evaluate our projects, initiatives and investment proposals from the perspective of innovation; (v) opine on any other matters submitted by the board of directors to it, as well as on those that it considers relevant. Our Innovation and Digital Transformation Committee is currently composed of Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Jorge Faiçal, Paul Sangeet Choudary and Rafael Sirotsky Russowsky.

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

On April 23, 2020, we installed a fiscal council for the 2020 fiscal year at our shareholders’ meeting held on the same date to serve a term of office that lasted until the 2021 annual shareholders’ meeting, which took place on April 28, 2021. Our shareholders elected three members and their respective alternate members. One of the members and his alternate member were elected by our minority shareholders.

The following table sets forth the name and date of birth of each of the members of our fiscal council as of the date of this annual report, who were elected on our 2021 annual shareholders’ meeting:

Name	Position	Date of Birth
Eric Aversari Martins	Effective member	October 19, 1973
Antonio Sergio Salvador dos Santos	Alternate	June 13, 1967
Líbano Miranda Barroso	Effective member	July 06, 1969
Jerônimo Antunes	Alternate	November 18, 1955
Doris Beatriz França Wilhelm	Effective member	December 17, 1954
Michelle Squeff	Alternate	November 27, 1978

On April 28, 2021, a general shareholders’ meeting took place and approved the continued installation of the fiscal council. Our shareholders reelected all previous members of the fiscal council for the fiscal year of 2021, with the exception of Rafael de Souza Morsch, who was replaced by Doris Beatriz França Wilhelm as an effective member, and Debora de Souza Morsch, who was replaced by Michelle Squeff as an alternate member.

6D. Employees

As of December 31, 2020, we had 53.073 employees (calculated on a full-time employee equivalent basis) located in Brazil and 42.548 full-time employees located in Colombia, Uruguay and Argentina. In Brazil, in 2020, over 30% of leadership positions were occupied by women and we experienced a 21% increase in the percentage of persons with disabilities, when compared to 2019. Virtually all of our employees, including Éxito Group’s employees, are covered by union agreements. The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the retail food industry, including our management, and unions representing employees in the retail food industry. We believe we compensate our employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover, including a retention program for key management. See, “Item 3. Key Information—3D. Risk Factors—Risks Relating to our Industry and Us—We may be unable to attract or retain key personnel.” Our management believes that our relations with our employees and their unions are good.

The following table sets forth the number of our employees as of December 31, 2020, 2019 and 2018:

	As of December 31,(1)
	2020	2019(2)	2018
Operational	82,663	92,648	53,446
Administrative	5,471	8,427	2,322
Total	88,134	101,075	55,768

________________

(1)	Based on the average of the full-time equivalent number of employees, which is the product of the number of Brazilian retail employees (full- and part-time) and the ratio of the average monthly hours of all retail employees to the average monthly hours of all full-time employees. The numbers in the table are related to our continuing operations in 2020, 2019 and 2018.
(2)	The increase in 2019 was a result of Éxito Group’s acquisition. For additional information on Éxito Group’s acquisition, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Latin America Corporate Reorganization.”

6E. Share Ownership

As of December 31, 2020, members of our board of executive officers directly owned an aggregate amount of 253,805 common shares while the members of our board of directors directly held an aggregate amount of 563,805 common shares. As of the same date, none of our executive officers nor directors held, individually, more than 1% of our outstanding common shares. For further information on direct share ownership of our board members, see “Item 7. Major Shareholders and Related Party Transactions—7A. Major Shareholders.” As of December 31, 2020, our management and some of our employees also owned options to purchase an aggregate amount of 1,051,912 common shares at a per-share weighted average purchase price of R$ 33.29. See “—6B. Compensation” for a description of the stock option plans available to the Company’s and our subsidiaries’ senior management and employees.

On February 14, 2020, B3 approved our migration from the Level 1 listing segment to the Novo Mercado listing segment of B3, the highest level of corporate governance practices of B3. According to the Novo Mercado requirements, on February 28, 2020, all of our then outstanding preferred shares were converted into common shares. For additional information on our migration to the Novo Mercado listing segment, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Latin America Corporate Reorganization—Novo Mercado.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our capital stock as of December 31, 2020, by each person known by us to beneficially own 5% or more of our common shares and our directors and officers as a group.

Shareholder	Common Shares		Total Shares
	Number	%	Number	%
Wilkes Participações S.A.(1)	94,019,178	35.04	94,019,178	35.04
Segisor S.A.S.(1)	5,600,050	2.09	5,600,050	2.09
Casino(1)	2	0.00	2	0.00
King LLC(1)	852,000	0.32	852,000	0.32
Geant International B.V.(1)	9,423,742	3.51	9,423,742	3.51
Helicco Participações Ltda.(1)	581,600	0.22	581,600	0.22
Nuveen	13,495,892	5.03	13,495,892	5.03
Jean-Charles Naouri	1	0.00	1	0.00
Directors and Officers(2)	707,303	0.26	707,303	0.26
Treasury shares	239,060	0.09	239,060	0.09
Others	143,432,739	53.45	143,432,739	53.45
Total	268,351,567	100	268,351,567	100

____

(1)	Wilkes Participações S.A., Segisor S.A.S., Casino, King LLC, Geant International B.V. and Helicco Participações Ltda. are part of the Casino Group.
(2)	Refers to common shares that our board of director, board of executive officers and fiscal council own directly.

As of December 31, 2020, we had 23,817 record holders in Brazil. On December 31, 2020, 39,941,859 of our common shares were held in the form of ADSs, representing 14.9% of the total of our common shares.

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

On June 26, 2019, our board of directors approved the acquisition of Éxito Group. The proposed transaction comprised (i) the launch of an all-cash tender offer by us to acquire up to all of the shares of Éxito; (ii) the acquisition by Casino of all controlling shares issued by us and held indirectly by Éxito Group for a fair price; and (iii) our migration from Level 1 to the Novo Mercado listing segment of B3 and, consequently, the conversion of all of our preferred shares into common shares. For additional information on the corporate reorganization, see “Item 4. Information on the Company—Item 4A. History and Development of the Company—Changes in Our Business—Latin America Corporate Reorganization.”

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

As of December 31, 2020, the Casino Group is the beneficial owner of 35.03% of the total capital stock of CBD.

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

We have a Related Party Transactions Policy which requires that related party transactions be at arm’s length, according to the usual trading conditions of the market, and in the best interest of the Company. This policy also establishes the corporate body responsible for approving related party transactions. Until February 14, 2020, our statutory audit committee was responsible for, among other things, reviewing whether the procedures set forth in the Related Party Transactions Policy are followed. As a result of our migration to the Novo Mercado listing segment, the governance and human resource committee assumed the responsibility of reviewing all of our related party transactions.

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

Agreements with Casino Group

Cost Sharing Agreement

On August 1, 2014, as amended on October 30, 2014 and October 28, 2020, we entered into a cost sharing agreement with Casino, Euris, Helicco Participações Ltda. Wilkes Participações S.A. and Sendas Group (all companies controlled by the Casino Group), pursuant to which we agreed to reimburse them (Casino Group) for expenses incurred by their employees in connection with activities involving the transfer of “know-how” to CBD to support its development. The activities involve administrative, financial, advertising, strategic, planning and budgeting aspects, among others. On August 1, 2016, we also entered into a joinder agreement (substantially in the form of the schedule attached to the cost sharing agreement) with Casino Services SAS (a company controlled by the Casino Group), pursuant to which Casino Services SAS adhered to the cost sharing agreement. For the year ended December 31, 2020, we paid R$91.9 million under the cost sharing agreement.

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

Agreements with GY

Energy Efficiency Framework Agreement

On May 8, 2015, as amended in April 06, 2016, December 07, 2018 and December 31, 2019, we entered into an agreement with GreenYellow do Brasil Energia e Serviços Ltda., or GY, a Brazilian company controlled by Casino, pursuant to which GY provided for the installation of equipment and rendering of energy efficient solutions services at our Extra and Pão de Açúcar stores.  The equipment and the services provided by GY were aimed at reducing the amount of energy used by our stores.  We pay as consideration for the equipment an annual amount according to a payment method that is similar to a lease.  For the rendering of services, GY is remunerated according to a formula based on the energy savings generated at each store.  For the year ended December 31, 2020, we paid R$165.2 million under the energy efficiency framework agreement.  The duration of the individual agreements entered into under the framework agreement vary from 2 to 13 years.

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

Service Agreement for Retrofit and Food Refrigeration Solution

On December 9, 2020, we entered into an agreement for the supply and maintenance of chillers and similar products related to food refrigeration, to increase the energy efficiency of our facilities and to reduce our environmental impact on the planet’s greenhouse effect. This agreement has a term of 15 years.

Agreement with EMC

On June 6, 2019, we entered into a purchase agreement with Assaí and E.M.C. Distribution Limited, or EMC, a company indirectly controlled by Casino, pursuant to which EMC will perform the import of non-food and food products (except perishables and wine), on a non-exclusive basis. The agreement has a term of five years, automatically renewable for equal periods of time.

Agreements with Sendas

Separation Agreement

On December 14, 2020, we entered into a Separation Agreement with Sendas. The Separation Agreement sets forth our arrangements with Sendas regarding the principal actions to be taken in connection with the separation of the cash and carry business, and matters regarding the operation of the CBD and Sendas businesses after the Sendas Spin-Off. The following are the principal terms of the Separation Agreement:

Transfer of Assets and Assumption of Liabilities.

The Separation Agreement identifies the assets to be transferred, liabilities to be assumed and contracts to be assigned, terminated and/or duplicated to each of Sendas and us as part of the internal transactions to be effected prior, during and after the spin-off, the purpose of which is to ensure that, as at the time of the spin-off, each of CBD and Sendas holds the assets which it requires to fully operate.

Common Agreements.

All agreements, arrangements, commitments and understandings with third-parties that contemplate both Sendas and us as parties, beneficiaries, guarantors and/or in any way create an obligation to both Sendas and us, will terminate as soon as practically feasible after the completion of the spin-off, except where such termination could create losses for Sendas and us, and therefore will be addressed by the Transition Committee (as defined therein).

Intercompany Arrangements.

All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and Sendas, on the other hand, will be terminated effective as of completion of the Spin-Off, except for specified agreements and arrangements that are intended to survive completion of the separation that are either transaction in nature, at arm’s length or depend of a transitional period due to its complexity.

Representations and Warranties.

We and Sendas each provide customary warranties as to our respective capacity to enter into the Separation Agreement. Except as expressly set forth in the Separation Agreement or any ancillary agreement, neither we nor Sendas will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the spin-off.

Indemnification.

We and Sendas each agree to indemnify the other and each of the other’s directors, officers, managers, members, agents and employees against certain liabilities incurred in connection with the spin-off and our and Sendas’ respective businesses. The Separation Agreement provides for indemnification in relation to breaches of the agreement, violation or incorrectness of representation and warranties and in relation to certain other assets and liabilities that are specified for in the Separation Agreement.

Other Matters.

Other matters governed by the Separation Agreement include, without limitation, insurance arrangements, confidentiality, data protection, mutual assistance and information exchange after completion of the spin-off, treatment and replacement of cross-guarantees, conduct of litigation and tax matters after the spin-off, and transfer of and post-Separation access to certain books and records.

 Data Protection Agreement

On December 17, 2020, we entered into a Data Protection Agreement with Sendas. The Data Protection Agreement sets forth our arrangements with Sendas regarding the fulfillment of data protection rules by both parties, the sharing of data between Sendas and us and indemnification rules relating to any penalties, damages and/or losses that might result from the non-compliance of data protection rules by any party.

Employee Matters Agreement

On December 17, 2020, we entered into an Employee Matters Agreement with Sendas. The Employee Matters Agreement sets forth our arrangements with Sendas, as part of the operational separation in connection with the Spin-Off, regarding the transfer of employees to each of Sendas and us, the amendment to Sendas’ stock options plan and the creation of new stock options plans for our officers and employees, as well as the arrangements concerning agreements, understandings and/or representations with unions.

Via Varejo

On June 14, 2019, we completed the sale of all of our equity interest in Via Varejo by means of a block trade over the B3. For additional information on the sale of our equity interest in Via Varejo, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Via Varejo Sale.”

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

For information on transactions with Via Varejo, see note 12.4 to our audited consolidated financial statements.

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

We also granted guarantees for obligations of Via Varejo under operational agreements with maturities and performance terms to be complied by Via Varejo. Management has already taken the necessary legal steps, according to the previous agreements, to extinguish all the guarantees as a result of the change of control.

We have reached an agreement with Via Varejo for the replacement of the most significant guarantees, which are no longer in effect as of the date of this annual report.

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

On August 8, 2016, CBD and Via Varejo entered into an operating agreement, pursuant to which both parties agreed to integrate the e-commerce and physical stores of the Extra banner. We have the obligation to pay Via Varejo a fixed fee for items that we purchase from suppliers in conjunction with Via Varejo. Via Varejo has the obligation to pay to CBD a fixed fee for the withdrawal of products from our physical stores that were purchased through the websites of the Extra, Ponto Frio and Casas Bahia banners. The use of the Extra banner by Via Varejo was free of charge.

After the consummation of the sale of all of our equity interest in Via Varejo, the only section of the Operating Agreement that remained effective is Via Varejo’s exclusive right to operate the e-commerce of electronic products. The Operating Agreement will expire on October 21, 2021.

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

Éxito Group

Almacenes Éxito S.A. enters into transactions with its investments in joint ventures in the ordinary course of business.

Tuya

Éxito Group entered into agreements with Tuya, a joint venture between Éxito Group and Grupo Bancolombia, relating to partnership agreements and to the reimbursement of expenses, among other matters. As of December 31, 2020, Tuya recorded revenues of R$24 million.

Puntos Colombia

Éxito Group entered into an agreement with Puntos Colombia, a joint venture between Éxito Group and Banco Colombia, providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services. As of December 31, 2020, Puntos Colombia recorded an expense of R$12.5 million.

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

Based on the advice of our external legal counsel, we have identified and made provisions for the following probable losses that may result from legal proceedings to which we are a party:

	2020	2019	2018
	(in millions of R$)
Tax claims(1)	937	841	828
Labor claims	303	319	291
Civil and other claims	145	145	116
Total accrued liabilities for legal proceedings	1,385	1,305	1,235

________________

(1)	Includes tax claims related PIS and COFINS.

Tax-Related Claims

Tax-related claims are indexed to the SELIC rate, which in annual terms was 6.50% on December 31, 2018, 4.50% on December 31, 2019, and 2.00% on December 31, 2020, and are also subject, in certain cases, to fines. We have made provisions for interest charges and fines, when applicable.

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

We have tax claims that were deemed probable losses by our legal counsel, including: (i) a 2011 disagreement regarding the non-application of Accident Prevention Factor (Fator Acidentário de Prevenção), or FAP; (ii) a disagreement with the Finance Department of the Brazilian federal government regarding the ICMS tax rate calculated on electricity bills; (iii) undue credit; (iv) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (v) IPI requirement on resale of imported products; (vi) other less relevant issues. The amount we provisioned for these matters as of December 31, 2020, was R$470 million (R$345 million as of December 31, 2019).

On October 16, 2014, the STF decided that the taxpayers whose trade products were included in the “basic consumer products basket” have no right to fully use their ICMS credits. We, with the aid of our legal advisors, evaluated and recorded a provision for this matter amounting to R$27 million as of December 31, 2020 (R$50 million as of December 31, 2019), since this claim is considered a probable loss. On May 9, 2019, the STF upheld their previous understanding and ruled against us. This court decision did not have an adverse effect on our financial information, since we had a provision recorded in the full amount.

Additionally, we are party to some proceedings before the São Paulo state tax authorities which discuss accessory state tax obligations in the context of the refund of ICMS due to tax substitution. Considering recent court decisions, we recorded a provision for this matter amounting to R$292 million as of December 31, 2020 (R$268 million as of December 31, 2019) representing the estimate of probable loss evaluated by management on these proceedings.

We discussed in court our eligibility to not pay Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo de Serviço), or FGTS, contributions, as provided by Supplementary Law 110/01. As of December 31, 2020, the accrued amount was R$60 million (R$96 million as of December 31, 2019).Éxito Group and its subsidiaries are parties to legal proceedings relating to value added tax, property tax and industry. As of December 31, 2020, the amount under discussion totaled R$88 million.

Sendas Compensation Liability

The Company is responsible for Sendas legal proceedings prior to Assai activity. As of December 31, 2020, the amount involved in tax proceedings is R$115 (R$104 as of December 31, 2019).

For further information on our tax-related claims, see note 22 to our audited consolidated financial statements included elsewhere in this annual report.

Exclusion of ICMS from the Calculation Basis of PIS and COFINS.

Under the non-cumulative regime for the calculation of PIS and COFINS, we requested the exclusion of ICMS from the calculation basis of PIS and COFINS. On March 15, 2017, the Supreme Court ruled that ICMS must be excluded from the calculation basis of PIS and COFINS, in line with our request.

We and our legal counsel expect that the decision in regard to this appeal will not limit our claim; however, the proceeding is still pending judgment and we are unable to recognize the asset related to the credits to be obtained since we filed this lawsuit in 2003. In 2019, our subsidiaries recorded credits in the amount of R$382 million, of which R$198 million was recorded in financial result, in accordance with the final and unappealable decisions rendered in their proceedings.

On October 29, 2020, we obtained a favorable decision in a lawsuit, resulting in the recording of a tax credit in the amount of R$1,609 million, of which R$613 million was recorded in financial result, net of provisions for installments that may be considered non-realizable. We made calculations based on the opinion of our legal counsel. The offsetting of this tax credit is subject to certain administrative proceedings filed with the Brazilian tax authorities and we expect to realize it within five years.

Similarly, Via Varejo obtained a favorable decision in May 2020, which includes an amount to which we are entitled to be reimbursed for, according to the terms of the association agreement signed between us and the Klein family in the transaction that created Via Varejo. The periods for which we are entitled to be reimbursed relate to the subsidiary Globex (that was merged in the formation of Via Varejo) for the years between 2003 and 2010. We have already recognized in fiscal year 2020, R$231.0 million of receivables from Via Varejo. The related gain is recognized in the net result of discontinued operations. In addition, we believe we are entitled to an outstanding amount of R$277.0 million, which is subject to be confirmed by documents to be provided by Via Varejo.

Labor Claims

We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of business. As of December 31, 2020, we recorded a provision of R$303 million (R$319 million as of December 31, 2019) referring to lawsuits whose risk of loss was considered probable. Management, assisted by legal counsel, evaluates these claims recording provisions for losses when reasonably estimable, taking into account previous experience in relation to the amounts claimed.

Civil, Regulatory and Other Claims

We are defendants in civil lawsuits. Among these lawsuits, we highlight the following:

•

We file and respond to various lawsuits requesting the review of lease amounts. In these lawsuits, the judge determines a provisional lease amount, which is then paid by the stores until the final lease amount is defined. The Company recognizes a provision for the difference between the original amount paid by the stores and the amounts requested by the opposing party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of a change to the lease paid by the entity. As of December 31, 2020, the provision for these lawsuits was R$34 million (R$68 million as of December 31, 2019) to which there are no judicial deposits.

•	We are party to lawsuits relating to penalties applied by municipal, state and federal regulatory agencies, including the Consumer Protection Agency (Procuradoria de Proteção e Defesa do Consumidor) and National Institute of Metrology, Standardization and Industrial Quality (INMETRO), as well as discussions relating to the termination of agreements with our suppliers. As of December 31, 2020, we had provisions for these lawsuits in the amount R$40 million (R$24 million as of December 31, 2019).
•	Éxito Group is a party to civil lawsuits relating to challenges to lease agreements, among others. As of December 31, 2020, the amount under discussion was R$35 million (R$17 million as of December 31, 2019).
•	The amount provisioned for the remaining civil jurisdiction matters as of December 31, 2020, was R$36 million (R$36 million as of December 31, 2019).

As of December 31, 2020, including the lawsuits mentioned above, we had provisions for civil claims in the amount of R$145 million (R$145 million as of December 31, 2019).

Other Contingent Liabilities for Which There Are No Provisions

As of December 31, 2020, we were party to certain legal proceedings for which the probability of loss was deemed possible and, therefore, we have not recorded provisions for these proceedings. See note 22.4 to our audited consolidated financial statements included elsewhere in this annual report for detailed information on these proceedings.

We are party to several tax-related legal proceedings with various governmental agencies related to social security taxes (Instituto Nacional de Seguridade Social), or INSS, IRPJ, withholding tax (Imposto de Renda Retido na Fonte), or IRRF, social contribution on net profits (Contribuição Social Sobre o Lucro Líquido), or CSLL, COFINS, PIS, credits related to taxes on industrialized products (Imposto Sobre Produtos Industrializados), or IPI, contribution tax on financial transactions, (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), or CPMF, ICMS, municipal service tax (Imposto Sobre Serviços), or ISS, municipal property tax (Imposto Predial e Territorial Urbano), or IPTU. As of December 31, 2020, the aggregate amount of the possible loss regarding these tax-related legal proceedings was R$10,081 million (R$10,829 million as of December 31, 2019).Globex (which later changed its corporate name to Via Varejo) is a defendant in tax legal proceeding relating to ICMS, PIS and COFINS discussions, among others. As per the terms of the public auction to acquire Globex’s shares in 2009, we are liable for the losses relating to the legal proceedings of Globex prior to its acquisition by Via Varejo. In June 14, 2019, we sold all of our equity interest in Via Varejo, however, we remain liable for these legal proceedings. For additional information on the transactions with Via Varejo that remained in effect, see “Item 7. Major Shareholders and Related Party Transactions—7B. Related Party Transactions—Via Varejo.” As of December 31, 2020, the amount under discussion in this tax proceeding was R$456 million (R$484 million as of December 31, 2019).

Globex (which later changed its corporate name to Via Varejo) was a plaintiff in a writ of mandamus filed against the Brazilian Federal Revenue Service to discuss the recognition of tax credits resulting from the exclusion of ICMS from the PIS and COFINS calculation basis. On May 19, 2020, Via Varejo obtained a final favorable decision under this writ of mandamus. According to an agreement we have in place with Via Varejo, among others, we are entitled to receive from Via Varejo part of the credits they will receive as a result of this favorable decision. In 2020, we recognized a credit in the amount of R$231 million, of which the related gain was recognized as net result of discontinued operations. We believe we are entitled to an outstanding amount of R$277 million, which is subject to be confirmed by documents to be provided by Via Varejo.

We are also party to other tax legal proceedings, including claims relating to the improper deduction of goodwill amortization. Pursuant to agreements we entered into with certain of our former and current shareholders, we believe we are entitled to receive an indemnification, which, as of December 31, 2020, we estimated to be in the amount of R$1,432 million.

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

The Company is responsible for the legal proceedings of Sendas that were filed prior to Assaí’s activity. As of December 31, 2020, such proceedings involved an amount of R$1,420.0 million, of which R$1,378.0 million are tax and R$42.0 million civil and others..

We engage external counsels to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and, as of December 31, 2020, the estimated amount that will be paid in all lawsuits is approximately R$174.0 million (R$205 million as of December 31, 2019).

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

In 2018, 2019 and 2020, our board of directors approved payments of interest on equity to our shareholders. The approved payments were charged to the minimum mandatory dividend related to the respective fiscal years. On June 15, 2020, we paid dividends in the amount of R$155,8 million in order to meet the minimum mandatory dividend for 2019, as required by Brazilian corporate law. According to Brazilian corporate law and our bylaws, we must pay declared dividends within 60 days after the approval of the distribution of dividends in the shareholders’ meeting. For further information, see “Item 10. Additional Information—10B. Memorandum and Articles of Association—Appropriation of Net Profits and Distribution of Dividends—Distribution of Dividends” and “—Interest on Shareholders’ Equity.”

Dividend Policy and History of Dividend Payments

On April 28, 2021, a general shareholders’ meeting took place and approved the distribution of dividends in the amount of R$0.475788964 per common share and interest on shareholders’ equity in the amount of R$1.701093954 per common share. The following table sets forth the distributions paid or to be paid to holders of our common shares and preferred shares at the time:

Period	Description	First payment date	R$ per preferred share	R$ per common share	Total amount in dividends on shareholders’ equity shares
					(in R$ millions)
2018	Interest on equity	June 12, 2018	0.2910893309	0.2646266644	75(1)
2018	Interest on equity	November 27, 2018	0.446593630	0.405994209	115(1)
2018	Interest on equity	December 13, 2018	0.277404648	0.252186044	71(1)
2018	Interest on equity	May 22, 2019	0.747146155	0.679223778	192(1)
2019	Interest on equity	August 16, 2019	0.142512451	0.129556774	36(1)
2019	Interest on equity	June 15, 2020	N/A	0.582024107	156(1)
2020	Interest on equity	June 15, 2021	N/A	1.701093954	456(1)
2020	Dividends	June 15, 2021	N/A	0.475788964	127

________________

(1)	Such amounts represent the estimated gross amount of interest on equity, as certain shareholders are exempt from IRRF.

Shareholders who are not residents of Brazil must generally register with the Central Bank to have dividends and/or interest on shareholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. For additional information, see “Item 10. Additional Information—10D. Exchange Controls.” The common shares underlying the ADSs are held in Brazil by the Custodian, as agent for the depositary, the registered owner on the records of the Custodian for the common shares underlying the ADSs. As of the date of this annual report, the Custodian of our ADSs is Banco Itaú Corretora de Valores S.A.

Payments of cash dividends and distributions, if any, will be made in Brazilian reais to the Custodian on behalf of the depositary, which will then convert the payments from Brazilian reais into U.S. dollars and thereafter will cause the U.S. dollars to be delivered to the depositary for distribution to holders of ADSs as described above. In the event that the Custodian is unable to immediately convert the Brazilian reais received as dividends and/or interest on shareholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by any devaluation of the Brazilian real that occurs before the distributions are converted and remitted. For additional information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Brazil and Colombia—Exchange rate volatility may adversely affect the Brazilian economy and us.” Dividends and interest on shareholders’ equity in respect to the shares paid to shareholders, including holders of ADSs, are subject to the tax treatment outlined in “Item 10. Additional Information—10E. Taxation—Brazilian Tax Considerations.”

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

There was an increase in the number of COVID-19 cases in February and March of this year in Brazil. Some state governments have adopted more restrictive measures. The government of the state of São Paulo, where we have the largest number of our stores, published on March 11, 2021, new restrictive measures until March 30, 2021, in order to contain the spread of the virus, including restrictions on the circulation of people between 8:00pm and 5:00am. As grocery stores, our activity is considered essential and our business operations in Brazil were not adversely affected by the restrictive measures imposed by federal and state governments.

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

On the other hand, our Colombian operations were adversely affected by the restrictive measures imposed by regional and state governments as a result of the COVID-19 pandemic, as well as the increased unemployment rate and lower consumer confidence. The restrictions on the movement of people imposed in Colombia were more stringent than in Brazil, and included, among other things, reduced business hours at stores, establishment of purchasing limits, closure of stores, dry law enforcement during certain weekends and curfew in the main Colombian cities. According to DANE, as of the end December 31, 2020, the Colombia GDP decreased by 6.8% when compared to the same period of 2019, while the Colombian retail and wholesale industry as a whole decreased by 2.8%, mainly as a result of the adverse effects of the COVID-19 pandemic.

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

For risks relating to COVID-19, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Brazil and Colombia—The outbreak of communicable diseases around the world, including the COVID-19, may lead to higher volatility in the global capital markets and recessionary pressure on the Brazilian economy. Any outbreak in Brazil could directly affect our operations, each of which may materially and adversely affect our business, financial condition and results of operations,” and “—Risks Relating to our Industry and Us— The recent global outbreak of novel coronavirus (COVID-19) disease has disrupted and could further disrupt our operations and could have an adverse impact on our business, financial condition, results of operations or prospects.” For additional information on the COVID-19 effects to our business, see “Item 5. Operating Results—5A. Operating Results—Current Conditions and Trends in our Industry—COVID-19.”

ITEM 9.	THE OFFER AND LISTING

9A. Offer and Listing Details

On February 14, 2020, B3 approved our migration from the Level 1 listing segment to the Novo Mercado listing segment of B3. According to the Novo Mercado requirements, on February 28, 2020, all of our then outstanding preferred shares were converted into common shares and, on March 2, 2020, the trading of our common shares began in the Novo Mercado listing segment of the B3. For additional information on the conversion of our preferred shares, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in our Business—Latin America Corporate Reorganization—Novo Mercado.” As of March 2, 2020, the trading of our common shares began in the Novo Mercado listing segment of B3.

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

Trading on the exchange is conducted by authorized members. Trading sessions take place every business day, with order cancellation from 09:30 am to 09:45 am, pre-opening from 09:45 am to 10:00 am, trading from 10:00 am to 05:55 pm and closing call from 05:55 pm to 06:00 pm. Depending on daylight savings time in Brazil or United States the trading sessions can take place in different periods, with order cancellation from 09:30am to 09:45am, pre-opening from 09:45am to 10:00am, trading from 10:00am to 04:55pm and closing call from 04:55pm to 05:00pm.

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

We were listed in the Level 1 listing segment of B3 from March 31, 2003 to February 14, 2020, when we received the formal approval by B3 to migrate to Novo Mercado, the highest level of corporate governance of B3. According to the Novo Mercado requirements, on February 28, 2020, all of our then outstanding preferred shares were converted into common shares and, on March 2, 2020, the trading of our common shares began in the Novo Mercado listing segment of B3. In the U.S. the preferred ADS positions were converted into common ADS positions on March 4, 2020, with a consequently change of CUSIP. On March 5, 2020, NYSE suspended trading of the old CUSIP and trading under new CUSIP began. For additional information on our enrollment in the Novo Mercado, see “Item 4. Information on the Company—Item 4A. History and Development of the Company—Changes in Our Business—Latin America Corporate Reorganization—Novo Mercado.”

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

Such requirements include provisions that:

•	establish the concept of a material act or events that gives rise to reporting requirements. Material acts or events include decisions made by the controlling shareholders, resolutions of the general shareholders’ meeting or of the company’s management, or any other political, administrative, technical, financial or economic acts or facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade or maintain such securities or to exercise any of such securities’ underlying rights;
•	specify examples of acts or facts that are considered to be material, which include, among others, the execution of agreements providing for the transfer of control of a public company, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;
•	oblige the public company to disclose material acts or facts to the CVM, to B3 and through the publication of such acts in the newspapers or websites usually utilized by such company;
•	require the acquirer of a controlling stake in a public company to publish a material event, including its intentions as to whether or not to de-list the corporation’s shares within one year;
•	require management, members of the fiscal council, if active, or of any technical or advising body of a public company, to disclose to the company, to the CVM and to B3 the number, type and form of trading of securities issued by the company, its subsidiaries and controlling public companies that are held by them or by persons closely related to them, and any changes in their respective ownership positions;
•	require that, if any direct or indirect controlling shareholder or any shareholder electing members of the board of directors of a public company increases or decreases participation in such company by more than 5.0%, such person or entity must disclose information regarding such acquisition or disposition; and
•	forbid trading on the basis of insider information.

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

10A. Share Capital

As of December 31, 2020, our subscribed and paid-up capital was represented by 268,351,567 common shares, with no par value.

As a result of our migration to the Novo Mercado listing segment of B3, on February 28, 2020, we converted all of our preferred shares into common shares. As of December 31, 2020, our subscribed and paid-up capital is represented by 268,351,567 common shares. For additional information on the conversion of our preferred shares into common shares, see “Item 9. The Offer and Listing—9A. Offer and Listing Details.”

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

Pursuant to our bylaws and our B3 listing agreement in connection with the listing of our common shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian corporate law provide that holders of our common shares are entitled to dividends or other distributions made in respect of our common shares ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. See “—10B. Memorandum and Articles of Association—Appropriation of Net Profits and Distribution of Dividends—Interest on Shareholders’ Equity” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon our liquidation, holders of our common shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. Holders of our common shares are not obligated to subscribe to future capital increases and are generally entitled to preemptive rights to subscribe for new shares as provided by the Brazilian corporate law. See “—10B. Memorandum and Articles of Association—Preemptive Rights on Increases in Share Capital.”

Appropriation of Net Profits and Distribution of Dividends

Appropriation of Net Profits

At each annual shareholders’ meeting, our board of executive officers and our board of directors is required to recommend how to appropriate net profit, if any, from the preceding fiscal year. This appropriation is subject to deliberation by our shareholders.

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

Our calculation of “net profits” and appropriations to reserves for any fiscal year are determined on the basis of our financial statements. Our management’s and our shareholders’ discretion to determine the allocation of our net profit is limited by certain rules that determine whether such net profit should be distributed as dividends or appropriated to certain profit reserves or carried forward to future fiscal years, as follows:

Mandatory Minimum Dividend. Under the Brazilian corporate law and our bylaws, we must distribute a specified percentage of our net income as a mandatory minimum dividend to be paid with respect to all shares of our capital stock. Our bylaws establish the minimum percentage at 25% of our adjusted net profit. The mandatory dividend may be made in the form of dividends or interest attributable to shareholders’ equity, which may be deducted by us in calculating our income and social contribution obligations. Adjusted net profit is net profit following the addition or subtraction of:

•	amounts appropriated to a legal reserve account; and
•	amounts appropriated to a contingency reserve account and the return of any amounts in any contingency reserve accounts deposited in previous years.

The payment of our mandatory dividends may be limited to the profits actually realized in the fiscal year, if the portion of the unrealized profits is appropriated to the unrealized income reserve account (as described below). The balance of the reserve accounts, except for the contingency reserve account and unrealized profit reserve account, may not exceed our share capital. If this occurs, a shareholders’ meeting must resolve whether the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed share capital or to distribute dividends.

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

Legal reserve account. Under the Brazilian corporate law and our bylaws, we are required to maintain a legal reserve to which we must appropriate 5% of our net profit for each fiscal year until the aggregate amount of our legal reserve equals 20% of our share capital. Our legal reserve may only be used to increase our share capital or to offset accumulated losses, if any. We are not required to make any appropriations to our legal reserve for any fiscal year in which such reserve, when added to our capital reserves, exceeds 30% of our share capital. The legal reserve account is not available for the payment of dividends.

Contingency reserve account. A portion of our net profit may also be allocated to a contingency reserve for an anticipated loss that is deemed probable in future years. Any amount so appropriated in a prior year must either be reversed in the fiscal year for which the loss was anticipated if the loss does not occur or be charged off if the anticipated loss occurs.

Tax incentives reserve account. Our shareholders’ meeting, upon a justified proposal of our board of directors or board of executive officers or according the rules of the benefit granted, may decide to appropriate a percentage of our net profit resulting from government donations or subventions for investment purposes to a tax incentives reserve account.

Statutory Reserve. Under the Brazilian corporate law, our bylaws may create reserves provided that the purpose of the reserve is determined along with the appropriation criteria and the maximum amount to be maintained in it. Currently, our bylaws provide for an expansion reserve (Reserva de Expansão) which will be made of up to 100% of the remaining adjusted net profit after the establishment of the legal reserve account, contingency reserve account and the payment of the mandatory dividend. The total amount of this reserve may not exceed an amount to our share capital. Our shareholders may amend our bylaws in order to establish other discretionary reserves. The appropriation of our net profit to discretionary reserve accounts may not be made if it prevents the distribution of our mandatory dividends.

Unrealized profit reserve account. The portion of the mandatory dividends that exceeds the net profit actually realized in any year may be appropriated to the unrealized profit reserve account. Unrealized profit is profit resulting from investments measured by the equity method and/or the profits of earnings of any transaction, the financial satisfaction of which takes place in the subsequent fiscal year. The unrealized profit reserve account, when realized, must be used first to offset accumulated losses, if any, and the remaining portion must be used for the payment of mandatory dividends.

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

Our bylaws provide that the shareholders are responsible for determining the global remuneration of the members of our administration and fiscal bodies. There are no specific provisions regarding the directors’ power to vote on their compensation in the absence of an independent quorum.

The board of directors has the power to authorize the borrowing of funds in amounts in excess of the equivalent to half of our EBITDA.

In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any of our assets, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, we are required to be represented either: (i) jointly by two executive officers; (ii) by two attorneys-in-fact; (iii) by one Executive Officer and one attorney-in-fact of whom one must always be the chief executive officer; and the attorney-in-fact duly appointed by two (2) executive officers of whom one must be the chief executive officer.

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

Voting Rights

At our shareholders’ meetings, each common share entitles the holder thereof to one vote. Pursuant to our bylaws and our B3 listing agreement in connection with the listing of our common shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian corporate law provide that holders of our common shares are entitled to dividends or other distributions made in respect of our common shares ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. See “—Appropriation of Net Profits and Distribution of Dividends—Interest on Shareholders’ Equity” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon our liquidation, holders of our common shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. Holders of our common shares are not obligated to subscribe to future capital increases and are generally entitled to preemptive rights to subscribe for new shares as provided by the Brazilian corporate law. See “—Preemptive Rights on Increases in Share Capital.”

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

Indemnity Provision

On April 28, 2021, a general shareholders’ meeting took place and approved an amendment to our bylaws that included an indemnity provision in favor of members of our board of directors, our officers, members of our statutory committee, members of our fiscal council and employees that exercise any function in our management. As a result, an indeminification will be available under our bylaws if the insurance coverage of any civil liability provided by us is insufficient to cover the losses of a member of our management. Any action shall not be indeminified if (i) in disagreement with any applicable legislation or regulation; (ii) against our bylaws, policies and codes; (iii) not performed in the normal course of business; (iv) performed in bad faith, fraud or serious guilt, in self-interest or in the interests of third parties; or (v) to the detriment of the social interest.

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

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year whenever necessary. Pursuant to our bylaws and the Brazilian corporate law, the following actions, among others, may be taken only at a shareholders’ meeting:

•	the amendment of our bylaws;
•	the appointment or removal of members of our board of directors;
•	the appointment or removal of the Chairman or the Co-Vice Chairmen of our board of directors;
•	the approval of annual management’s accounts and our annual financial statements;
•	the approval of any issuance of shares, bonuses, debentures convertible into our shares or securities or other rights or interests which are convertible or exchangeable into or exercisable for our shares, without limiting the authorization granted to our board of directors to approve such issuances within the limit of our authorized capital (400,000,000 common shares);

•	the approval of any appraisals of assets offered by a shareholder in consideration for the subscription of shares of our capital stock;
•	the approval of any proposal to change our corporate, amalgamate, merge the Company with or into another company, spin-off or split the Company, or any other form of restructuring of the Company;
•	the approval of any proposal for the dissolution or liquidation of the Company, or for the appointment or replacement of the liquidator;
•	the approval of the accounts of the liquidator; and
•	the establishment of the global annual compensation of the members of our board of directors and board of executive officers.

Our annual and extraordinary shareholders’ meeting took place on April 28, 2021. The agenda for the meeting included: (i) review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2020; (ii) resolve on the proposal for allocation of profit for the fiscal year ended December 31, 2020; (iii) determination of the annual global compensation of the members of our (a) management and (b) fiscal council, in case the shareholders request its continued installation; (iv) resolve on the proposal to increase our share capital due to the excess of profit reserves in relation to the share capital, without the issuance of new shares; (v) resolve on the proposal to amend our bylaws to provide for the granting of indemnity agreements; and (vi) resolve on the proposal to approve the consolidation of our bylaws to incorporate the aforementioned amendment, in case it is approved.

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

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person, virtually (whenever the shareholders’ meeting is held under a partial or 100% digital format), by means of distance voting forms (boletim de voto à distância) or represented by proxy at a shareholders’ meeting is required in order to ratify any proposed action, and abstentions are not taken into account. However, the affirmative vote of shareholders representing more than one-half of our issued and outstanding common shares is required in order to, among other things:

•	reduce the percentage of mandatory dividends;
•	change our corporate purpose;
•	consolidate with or merge the Company with or into another company;
•	spin off a portion of our assets or liabilities;
•	approve our participation in a group of companies (as defined in the Brazilian corporate law);
•	apply for cancellation of any voluntary liquidation;
•	merge all of our shares into another Brazilian company, so that we become a wholly owned subsidiary of such company; and
•	approve our dissolution.

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

In the event of a capital increase, which maintains or increases the proportion of capital, holders of ADSs may, under the circumstances described above, exercise preemptive rights to subscribe for newly issued shares. In the event of a capital increase which would reduce the proportion of capital, holders of ADSs may, under the circumstances described above, have preemptive rights to subscribe for shares in proportion to their shareholdings. For risks associated with preemptive rights, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to the ADSs and Our Common Shares—You might be unable to exercise preemptive rights with respect to the common shares underlying the ADSs.”

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

Redemption and Withdrawal Rights

Our common shares are not redeemable. Any of our shareholders who dissent from certain actions taken by our shareholders in a shareholders’ meeting have the right to withdraw from the Company and to receive the value of their common shares. According to the Brazilian corporate law, the withdrawal rights of a dissenting shareholder may be exercised in the event that the shareholders’ meeting approves the following matters:

•	a reduction in the percentage of mandatory dividends;
•	a change in our corporate purposes;
•	the merger of all of our shares into another Brazilian company, so that we become a wholly owned subsidiary of such company or vice versa;
•	our merger into or with another company, including if we are merged into one of our controlling companies, or are consolidated with another company;
•	our participation in a group of companies as defined under the Brazilian corporate law and subject to the conditions set forth therein;
•	the conversion of the Company to another corporate form; and
•	a spin-off of the Company if it entails (1) a change in our corporate purpose, (2) a reduction in mandatory dividends, or (3) our participation in a group of companies as defined under the Brazilian corporate law.

Withdrawal rights may not be exercised in the event of:

•	the merger of all of our shares into another Brazilian company, so that we become a wholly owned subsidiary of such company or vice versa;
•	our merger into or with another company, including if we are merged into one of our controlling companies, or are consolidated with another company; and
•	our participation in a group of companies as defined under the Brazilian corporate law and subject to the conditions set forth therein,

if our shares (1) are “liquid,” which means that they are part of the Ibovespa Index or another traded stock exchange index, as defined by the CVM, and (2) are widely held, such that our controlling shareholders and their affiliates hold less than 50% of the type or class of shares that are being withdrawn.

Dissenting shareholders also have a right of withdrawal in the event that the entity resulting from (1) a merger of all of our shares into another company so that we become a wholly owned subsidiary of such company; (2) a spin-off; or (3) a merger or a consolidation of a Brazilian publicly listed company, fails to become a Brazilian publicly listed company within 120 days of the general shareholders’ meeting in which such decision was taken.

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

The obligation to commence a tender offer will not apply to a person, shareholder or Group of Shareholders that acquires a Significant Equity Interest:

•	as a result of a merger of our company with another company or a merger of shares of another company into our company;
•	if our company purchases another company through a private increase in corporate capital or subscription of shares by primary offering by any person who has pre-emption rights;
•	if our company purchases another company through a private increase in corporate capital or subscription of shares by primary offering due to the lack of full payment by any person who has pre-emption rights or did not have enough interested parties in the respective offer; or
•	in the event of a public offering (including a public offering with restricted selling efforts).

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

This electronic registration was carried out through the Central Bank’s system (Sistema do Banco Central), or SISBACEN, a database of information provided by financial institutions to the Central Bank. Pursuant to the electronic registration, the Custodian is able to convert dividends and other distributions, with respect to the common shares represented by the ADSs, into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges those ADSs for common shares, that holder will be entitled to continue to rely on the depositary’s electronic registration for only five business days after that exchange, after which time that holder must seek to obtain its own electronic registration. Thereafter, unless the common shares are held pursuant to CMN Resolution No. 4,373, dated as of September 29, 2014, a holder of common shares who applies for and obtains a new electronic registration may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon disposal of the common shares, or distributions with respect thereto, and generally will be subject to less favorable tax treatment on the proceeds arising from any sale of common shares. In addition, if the foreign investor is domiciled in a Low or Nil Taxation Jurisdiction (as defined under “—10E. Taxation—Brazilian Tax Considerations”), the investor will also be subject to less favorable tax treatment, even if its registry before the Central Bank is in accordance with the provisions of CMN Resolution No. 4,373. See “—10E. Taxation—Brazilian Tax Considerations.”

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

Investors under CMN Resolution No. 4,373 who are not resident in a Low or Nil Taxation Jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment. See “—10E. Taxation—Brazilian Tax Considerations.”

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

Prospective investors are urged to consult their own tax advisors regarding the Brazilian and U.S. federal, state and local tax consequences of the purchase, ownership and disposal of our common shares and ADSs.

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

Under current law, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a reduced rate if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States; (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date; and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. The ADSs are listed on the NYSE, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Moreover, as discussed below under “—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules,” we believe that we were not treated as PFIC for U.S. federal income tax purposes in 2020, and do not expect to become a PFIC for our current taxable year. Additionally, dividends on ADSs will not be eligible for the dividends received deduction allowed to U.S. corporations.

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

A U.S. holder who owns common shares or ADSs during any taxable year in which we are a PFIC in excess of certain de minimis amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621. In addition, under certain circumstances, regulations also require a “United States person” (as such term is defined in the Code) that owns an interest in a PFIC as an indirect shareholder through one or more United States persons to file Form 8621 for any taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of such interest, or reports income pursuant to a mark-to-market election. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the common shares or ADSs.

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

The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2020.

	Expected Maturity Date
	As of December 31, 2020
	2021	2022	2023	2024	There-after	Total	Borrowing Cost	Fair Value	Annual Average Interest Rate
	(in millions of R$)
Assets:
Cash and banks denominated in reais(1)	3,768	-	-	-	-	3,768	-	3,768
Cash equivalents denominated in reais(2)	4,943	-	-	-	-	4,943	-	4,943	96.93% of CDI
Total cash and cash equivalents	8,711	-	-	-	-	8,711	-	8,711

Liabilities:
Loans and financing
Floating rate, denominated in U.S. dollars(3)	1	-	282	-	-	283	-	283	(USD+ 2.27% per year) + (CDI + 2.0% per year)
Floating rate, denominated in Colombian pesos(4)	1,053	288	76	69	88	1,574	(1)	1,559	(IBR 3M+3.8%) + (Pre: 29.43%)
Floating rate, denominated in reais	41	2,085	68	168	337	2,699	(13)	2,686	(CDI+ 2.37%per year) + (TR + 9.80% per year)
Total loans and financing	1,095	2,373	426	237	425	4,556	(14)	4,528
Debentures floating rate, denominated in reais	1,224	2,383	1,000	-	-	4,607	(9)	4,035	(CDI + 1.27% per year)
Total liabilities	2,319	4,756	1,426	237	425	9,163	(23)	8,563

________________

(1)	Cash and banks include Éxito Group’s facilities in Colombia, Uruguay and Argentina the amount of (i) R$100 million, (ii) R$382 million and (iii) 3,028 million, respectively, as well as our funds invested in the United States in U.S. dollars in the amount of R$127 million.
(2)	Cash equivalents include Éxito Group’s cash equivalents in Colombia, Uruguay and Argentina in the amount of (i) R$12 million, (ii) R$1 million and (iii) 146 million, respectively
(3)	Originally U.S. dollar-denominated and swapped to CDI.
(4)	Refers to Éxito Group loans and financing.

The following table presents historical data for interest rates relevant to our financial instrument in the last three years:

	As of December 31,
	2020	2019	2018
CDI(1)	2.76%	5.96%	6.4%

________________

(1)	Annualized rate at the end of each period.

We have not experienced, and we do not expect to experience, difficulty in obtaining financing or refinancing existing debt. See “Item 5. Operating and Financial Review and Prospects—5B. Liquidity and Capital Resources” for a discussion of our credit agreements.

Exchange Rate Risk

We are exposed to fluctuations in foreign currency cash flows related to certain short-term and long-term debt payments. We are principally exposed to fluctuations of the exchange rate with the U.S. dollar and the Colombian pesos. For more information see, “Item 3. Key Information—3D. Risk Factors—Risks Relating to Brazil and Colombia—Exchange rate volatility may adversely affect the Brazilian economy and us.”

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar and the Colombian pesos. Foreign currency-denominated liabilities as of December 31, 2020, included debt denominated mainly in U.S. dollars and Colombian pesos. Our net foreign currency exposure to U.S. dollars (U.S. dollar-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was a credit of R$12 million as of December 31, 2020, compared to debt of R$15 million as of December 31, 2019 and debt of R$76 million as of December 31, 2018. Our net foreign currency exposure is represented by the debt due to import financing. Our cross-currency interest rate swaps partially hedge our exposure arising from our U.S. dollar denominated debt. We do not use cross-currency interest rate swaps to hedge our exposure arising from our Colombian pesos denominated debt.

Éxito Group uses derivatives to hedge against foreign exchange (U.S. dollars and euros) variations on imports, as well as to hedge against foreign exchange variations (U.S. dollars) on bank loans.

The table below provides information on our debt outstanding as of December 31, 2020:

	Expected Maturity Date
	2021	2022	2023	2024	Thereafter	Total	Fair Value
	(in millions of R$)
Loans and financing
U.S. dollars(1)	1	-	282	-	-	283	283
Colombian pesos(2)	1,052	288	76	69	88	1,573	1,559
Reais	35	2,085	65	167	334	2,686	2,686
Total loans and financing	1,088	2,373	423	236	422	4,542	4,528
Debentures and promissory note in reais	1,219	2,383	996	-	-	4,598	4,035
Total Debentures	1,219	2,383	996	-	-	4,598	4,035

________________

(1)	Originally U.S. dollar-denominated and swapped to CDI.
(2)	Refers to Éxito Group loans and financing.

Our utilization of derivative financial instruments is substantially limited to the use of cross-currency interest rate swap contracts to mitigate U.S. dollar currency risks. Foreign currency swap contracts allow us to swap fixed rate U.S. dollar-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation. See note 18 to our audited consolidated financial statements included elsewhere in this annual report. As of December 31, 2020, 2019 and 2018, the originally U.S. dollar-denominated debt totaled R$283 million, R$831 million and R$767 million, which were covered by floating rate swaps in reais, based on the CDI rate, has been treated on a combined basis as if these loans had been originally denominated in reais and accrued CDI. In addition, the swap agreements do not provide for collateral.

The table below provides information about our cross-currency interest rate swaps:

	Expected Maturity Date
	2021	2022	2023	Thereafter	Total	Fair Value of Assets (Liabilities)	Average Paying Rate in reais	Average Receiving Rate
Cross currency and interest rate swap contracts notional amount
U.S. dollars to reais	-	-	271	-	271	271	(CDI + 2.0%)	(USD + 2.27% per year)

Credit Risk

Cash and cash equivalents: in order to minimize our credit risk, we adopt investment policies at financial institutions approved by our Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.

Accounts receivable: large portion of the sales in our stores are paid with credit cards. Sales to customers using credit cards accounted for 46.5%, 46.4% and 46.1% of the consolidated net operating revenue in 2020, 2019 and 2018 for our Brazilian retail segment, respectively. Credit risks related to credit card accounts receivable is minimized by the fact that we sell these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of credit card receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets to third parties. Additionally, we monitor the credit risk, mainly with regards to accounts receivable in the form of installment sales, through the background check for the concession of credit to customers and by the periodic analysis of the provision for losses.

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

Persons depositing or withdrawing common shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	● Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property
● Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$.05 (or less) per ADS	● Any cash distribution to ADS registered Holders

US$.05 (or less) per ADS per calendar year (or portion thereof)	● Services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision)
A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
Registration or transfer fees	● Transfer and registration of common shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	● Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
● Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	● As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

Fees Incurred Since January 1, 2020

From January 1, 2020, until December 31, 2020, the Company received from J.P. Morgan Chase Bank N.A., as the depositary bank for our ADS program during that period, the amount of US$ 2.53 million for the payment of continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of reimbursement of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Evaluation of Disclosure Controls and Procedures.

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the specified time periods. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) evaluated the effectiveness, as of December 31, 2020, of the Company’s “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon that evaluation, our CEO and CFO concluded that, due to material weaknesses in our internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2020. We completed additional procedures prior to filing this annual report, which have allowed us to conclude that, notwithstanding these material weaknesses, its consolidated financial statements included in this annual report fairly present, in all material respects, our financial position, results of operations, capital position, and cash flows for the periods presented, in conformity with the International Financial and Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB.

Management’s Report on Internal Control over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15-d15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment management concluded that our internal control over financial reporting was not effective as of December 31, 2020, considering the material weaknesses described below.

Inadequate controls over IT General Controls

Management controls were insufficient to detect deficiencies that in aggregate gave rise to a material weakness in the IT General Controls. Deficiencies were identified in the segregation of duties and in the control procedures to manage systems accesses. Such deficiencies did not result in actual misstatements as certain mitigating actions were taken by management to complete the analysis in time before the year-end closing, as such, there were no impacts in the consolidated financial statements as of December 31, 2020 and comparative periods.

Internal control certification in the subsidiary Éxito

Management controls were insufficient to detect control deficiencies that in aggregate gave rise to a material weakness in the internal controls of the subsidiary Éxito, in Colombia. Éxito was acquired in 2019 and operates in Colombia, Uruguay and Argentina. In 2020, Éxito was included for the first time in our assessment of and conclusion on the effectiveness of internal controls over financial reporting. Control deficiencies were identified in the subsidiary in Colombia across different processes, which, in the aggregate resulted in a material weakness. Such deficiencies did not result in actual misstatements as certain mitigating actions were taken by management to complete the analysis in time before the year-end closing. As a result, there were no impacts in the consolidated financial statements as of December 31, 2020 and comparative periods.

Remedial actions

Remedial actions over the material weakness identified as of December 31, 2019

As of December 31, 2019, a material weakness was identified in relation to the aggregation of significant deficiencies related to late filing of the annual report under Form 20-F, timely conclusion of unusual transactions, monitoring of the closing process of subsidiaries and insufficient documentation of the related parties aspects in the sale of subsidiaries. Management took remedial actions and implemented control improvements in relation to all significant deficiencies, which were effective as of December 31, 2020.

Remedial actions over the material weakness evaluated as of December 31, 2020

Control deficiencies in relation to segregation of duties on IT General Controls, were remediated at year-end. However, we were unable to perform enough testing to conclude that such controls were effective as of December 31, 2020. In relation to IT access controls, a robust software has already been implemented in the majority of our systems and we expect to complete implementation in all systems during 2021.

Control deficiencies in our subsidiary Éxito relate mostly to the controls design and controls evidences on certain specific controls. We are confident that we will be able to implement a remediation plan which is expected to be in place during 2021.

The Company is in process of designing and implementing the appropriate remedial actions to address the material weaknesses described above, with the support of external advisors and the oversight of the audit committee.

Attestation report of the independent registered accounting firm

EY, the independent registered certified public accounting firm who audited the Company’s consolidated financial statements included in this annual report under Form 20-F, has issued a report on the Company’s internal control over financial reporting, which is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

There were no other changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), other than the changes discussed above in the remedial actions for the year ended December 31, 2019 and 2020, occurring during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting other than those resulting from the implementation of the plan to remediate the material weaknesses described above and that will continue to be implemented throughout 2021.

ITEM 16.	[RESERVED]

16A. Audit Committee Financial Expert

Our board of directors nominated Mr. Fernando Dal-Ri Múrcia, a member of our audit committee, as the financial expert of the audit committee, as defined by current SEC rules. Mr. Dal-Ri Múrcia meets the independence requirements of the SEC and the NYSE listing standards.

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

16C. Principal Accountant Fees and Services

Ernst & Young Auditores Independentes S.S. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2020 and 2019. The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2020 and 2019, including out-of-pocket expenses, and a breakdown of these amounts by category of service:

	2020	2019
	(in millions of R$)
Audit Fees	15.7	10.0
Audit–Related Fees	4.2	-
Tax Fees	-	0.0
All Other Fees	0.8	0.7
Total	20.7	10.7

Audit Fees

Audit fees are fees for: (i) the audit of our consolidated financial statements for the year of 2020, the reviews of our quarterly financial information for the year with corresponding audit of our internal control over financial reporting for 2020, which were billed in 2020 and 2021.

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

16F. Change in Registrant’s Certifying Accountant

As disclosed in our current report on Form 6-K furnished on March 19, 2021 to the SEC, on February 23, 2021, following the implementation of new governance measures after the Sendas Spin-Off, our board of directors approved the change of Ernst & Young Auditores Independentes S.S., or EY, as independent registered public accounting firm and the engagement of Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, to serve as our new independent registered public accounting firm as of the first quarter of 2021 for the fiscal year ending December 31, 2021, and future fiscal years until a new auditor rotation is required. The change was part of broader measures that foster better governance practices with the segregation of the audit services of the two companies.

EY’s audit report dated April 29, 2021, on our consolidated financial statements for the fiscal year ended December 31, 2020, does not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. EY’s audit report dated December 1, 2020, on our consolidated financial statements for the fiscal year ended December 31, 2019, also did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

EY’s audit report dated April 29, 2021, on the effectiveness of our internal control over financial reporting as of December 31, 2020, expressed an adverse opinion related to the following material weaknesses: the design and execution of relevant controls on business and financial reporting processes at our subsidiary of Almacenes Éxito S.A. in Colombia and on information technology general controls to fully address the requirements of the COSO criteria. EY’s audit report dated December 1, 2020, on the effectiveness of our internal control over financial reporting as of December 31, 2019, expressed an adverse opinion related to a material weakness in controls related to our financial statement closing process.

During the two fiscal years preceding the rotation of EY, there were no disagreements between us and EY on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreement in its report on our consolidated financial statements. During the two fiscal years preceding the rotation of EY, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have provided EY with a copy of this Item 16F and have requested and received from EY a letter addressed to the SEC stating whether or not EY agrees with the above statements. A copy of the letter from EY is attached as Exhibit 16.1 to this annual report.

During the two fiscal years preceding the rotation of EY, neither us nor anyone acting on our behalf consulted Deloitte regarding any of the matters or events set forth in Item 16F(a)(2) of the instructions to Form 20-F.

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

Although we are not required under applicable Brazilian law, we have created a Corporate Governance and Sustainability Committee and a Human Resources and Compensation Committee to improve our corporate governance practices. The Human Resources and Compensation Committee is responsible for examining candidates and providing guidelines for the appointment of members for our board of directors, special committees and executive officers. For further information on our Human Resources and Compensation Committee, see “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Committees of the Board of Directors—Human Resources and Corporate Governance Committee.”

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

Under Brazilian corporate law, the total amount available for compensation for our directors and executive officers and for profit-sharing payments to our executive officers is set by our shareholders at the annual general shareholders’ meeting. On the other hand, the board of directors, through the Human Resources and Compensation Committee, is responsible for recommending to the shareholders the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such recommendation, the board, through the Human Resources and Compensation Committee, reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation. For further information on our Human Resources and Compensation Committee, see “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Committees of the Board of Directors—Human Resources and Corporate Governance Committee.”

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

We implemented a code of ethics in 2000, as amended in 2016 and 2020, to regulate our employees’ conduct with us and our customers, suppliers, competitors, public agents and the public at large. In order to comply with the requirements of the Sarbanes-Oxley Act, NYSE rules and applicable Brazilian law, we implemented rules applicable to our managers’ conduct in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data in 2016. For more information about our code of ethics, see “—16B. Code of Ethics.”

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

ITEM 19.	EXHIBITS
Exhibit Number	Description
1.1	English translation of our Estatuto Social (bylaws), as amended.*
2.(a).1	Form of Third Amended and Restated Deposit Agreement, among us, JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, evidencing ADSs representing deposited Shares (defined therein).(1)
2.(a).2	Amended form of ADR (defined therein).(2)
2.(d)	Description of the registrant’s securities registered under Section 12 of the Exchange Act. (5)
4.(b).1	Cost Sharing Agreement, dated August 1, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada and Companhia Brasileira de Distribuição.(1)
4.(b).2	First Amendment to the Cost Sharing Agreement, dated October 30, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada, Companhia Brasileira de Distribuição and Euris.(3)
4.(b).3	Wilkes Participações S.A. Shareholders’ Agreement, dated August 20, 2015, among Segisor S.A.S., Casino, Guichard-Perrachon S.A., Oregon LLC, Pincher LLC, Bengal I LLC and Almacenes Éxito S.A., and, as Intervening Parties, Wilkes Participações S.A., Companhia Brasileira de Distribuição and Onper Investments 2015, S.L.(4)

4.(b).4	Separation Agreement, dated as of December 14, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation)*
4.(b).5	EY letter addressed to the SEC stating whether or not EY agrees with our statements on item 16F.*
8.1	List of Subsidiaries. See note 12 to our financial statements for information regarding our subsidiaries.
11.1	Code of Ethics, dated February 6, 2020.(5)
12.1	Section 302 Certification of the Chief Executive Officer.*
12.2	Section 302 Certification of the Chief Financial Officer.*
13.1	Section 906 Certification of the Chief Executive Officer.*
13.2	Section 906 Certification of the Chief Financial Officer.*

________________

(1)	Incorporated herein by reference from Form F-6 Registration Statement under the Securities Act of 1933 filed with the SEC (SEC file No. 333-207667) on October 29, 2015.
(2)	Incorporated herein by reference from Form 424(b)(3) Registration Statement under the Securities Act of 1933 filed with the SEC (SEC file No. 333-207667) on March 4, 2020.
(3)	Incorporated herein by reference to our annual report on Form 20-F filed on April 30, 2015.
(4)	Incorporated herein by reference to our 6-K furnished on August 28, 2015.
(5)	Incorporated herein by reference to our annual report on Form 20-F filed on December 1, 2020.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:	/s/ Jorge Faiçal

Name: Jorge Faiçal

Title: Chief Executive Officer

By:	/s/ Guillaume Marie Didier Gras

Name: Guillaume Marie Didier Gras

Title: Chief Financial Officer and Investor Relations Officer

Companhia Brasileira
de Distribuição

Consolidated Financial Statements as of December 31, 2020 and 2019 and for the Years Ended December 31, 2020, 2019 and 2018 and Report of Independent Registered Public Accounting Firm

Companhia Brasileira de Distribuição

Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Report of Independent Registered Public Accounting Firm	F-3

Consolidated financial statements

Consolidated Statement of income	F-9
Consolidated Statement of comprehensive income	F-10
Consolidated Balance Sheet	F-11
Consolidated Statement of changes in shareholders’ equity	F-13
Consolidated Statement of cash flows	F-15
Notes to the consolidated financial statements	F-17

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Companhia Brasileira de Distribuição

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Companhia Brasileira de Distribuição (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and, for 2018, on the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We did not audit the 2018 financial statements of Via Varejo S.A. (“Via Varejo”), a former Company’s subsidiary disposed of in June 2019, and which operations were presented as discontinued operations as of December 31, 2018. Via Varejo’s net income constituted 10% of the Company´s consolidated net income for the year ended December 31, 2018. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Via Varejo, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2021 expressed an adverse opinion thereon.

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

Recoverability of ICMS (State Value Added Tax “VAT”) tax credits

Description of the Matter

As described in Note 10.1 to the consolidated financial statements, at December 31, 2020, the Company had ICMS tax credits amounting to R$ 1,435 million. ICMS tax credits recoverability depends on the future generation of ICMS tax payable.

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

To test the recoverability of the ICMS tax credits, our audit procedures included, among others, evaluating significant assumptions used by management; testing the completeness and accuracy of the underlying data supporting the significant assumptions used by the Company on its recoverability assessment; involving our tax professionals to evaluate the application of tax laws and special tax regimes used in the Company’s ICMS tax credits annual recoverability assessment. We also evaluated the consolidated financial statements disclosures included in Note 10.1.

Description of the Matter

Tax claims with a probability of loss assessed as possible

As described in Note 22.4 to the consolidated financial statements, the Company is party to a significant number of administrative and legal proceedings arising from various tax claims totaling R$ 10,081 million for which no provision was recorded as of December 31, 2020, as the probability of loss was assessed as possible based on current available information. The Company uses significant judgment in determining whether its technical merits are more-likely-than-not to be sustained in the court, considering the complexity of the Brazilian tax environment and lack of jurisprudence for certain tax matters. To carry out this assessment, management monitors the evolution of court ruling trends and is assisted by the Company’s external legal counsel.

Auditing management’s assessment of the probability of a loss on tax claims is complex, highly judgmental and based on interpretations of tax laws and legal rulings, as there is significant estimation uncertainty related to the ultimate outcome of court decisions, the evolution of jurisprudence and the position of the Brazilian tax authorities.

How We Addressed the Matter in our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the identification and evaluation of tax claims, including management’s process to estimate whether the technical merits are more-likely-than-not to be sustained in the court.

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

Description of the Matter

Corporate reorganization

As described in Note 1.1 to the consolidated financial statements, at the General and Special Shareholders’ Meetings of the Company and of Sendas Distribuidora S.A. ("Sendas"), held on December 31, 2020, the shareholders of both companies approved the proposal for corporate reorganization previously approved by the Boards of Directors of both companies.

Auditing the corporate reorganization was complex due to the significance of the underlying transactions and their tax and accounting implications, including the presentation of Sendas’ operations as discontinued operations.

How We Addressed the Matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the tax and accounting implications for the corporate reorganization.

To test the corporate reorganization, our audit procedures included, among others, obtaining the corporate reorganization agreement and other related corporate legal documentation; analyzing the Company’s technical accounting and tax memoranda; evaluating the related accounting and tax entries and testing their consistency with the shareholders’ approvals. We also evaluated the related consolidated financial statements disclosures in Note 1.1.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company's auditor since 2017.

São Paulo, Brazil

April 29, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Companhia Brasileira de Distribuição

Opinion on Internal Control over Financial Reporting

We have audited Companhia Brasileira de Distribuição’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Companhia Brasileira de Distribuição (the Company) has not maintained effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses in the design and execution of relevant controls on business and financial reporting processes at the subsidiary of Almacenes Éxito S.A. in Colombia and on information technology general controls to fully address the requirements of the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2020 consolidated financial statements, and this report does not affect our report dated April 29, 2021, which expressed an unqualified opinion thereon.

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

April 29, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Via Varejo S.A.

Opinion on the financial statements

We have audited the consolidated statements of profit and loss, comprehensive income, changes in equity and cash flows of Via Varejo S.A. and subsidiaries (the “Company”) for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB.

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

April 26, 2019 (October 20, 2020 as to notes 3.a and 18)

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

We served as the Company’s auditor since 2014. In 2019, we became the predecessor auditor.

Companhia Brasileira de Distribuição

Consolidated Statements of Income

Years ended December 31, 2020, 2019 and 2018

(In millions of Brazilian Reais, except earnings per share)

		For the year ended December 31,
	Note	2020	2019	2018
			Note 2	Note 2
Continued operations
Net operating revenue	26	51,253	28,838	26,490
Cost of sales	27	(37,504)	(21,225)	(19,046)
Gross profit		13,749	7,613	7,444
Operating expenses, net
Selling expenses	27	(7,755)	(5,166)	(4,655)
General and administrative expenses	27	(1,588)	(532)	(741)
Depreciation and amortization		(1,804)	(1,028)	(892)
Other operating expenses, net	28	(71)	(386)	(199)
		(11,218)	(7,112)	(6,487)
Profit from continued operations before net financial expenses and share of profit of associates		2,531	501	957

Financial expenses, net	29	(728)	(871)	(902)
Share of profit of associates	12	98	2	28

Income before income tax and social contribution		1,901	(368)	83

Income tax and social contribution	21	(662)	95	41

Net income (loss) for the year from continuing operations		1,239	(273)	124
Net income for the year from discontinued operations	34	1,087	1,109	1,160
Net income for the year		2,326	836	1,284

Net income for the year attributable to:
Controlling shareholders from continuing operations		1,092	(287)	124
Controlling shareholders from discontinued operations		1,087	1,077	1,025
Total of controlling shareholders		2,179	790	1,149

Non-controlling shareholders from continuing operations		147	14	-
Non-controlling shareholders from discontinued operations		-	32	135
Total of non-controlling shareholders		147	46	135
		2,326	836	1,284

Earnings (loss) per share (R$/share) – controlling shareholders’	30
Basic
Basic earnings per share – continuing operations		4.07575	(1.07463)	0.46546
Basic earnings per share – discontinued operations		4.05709	4.03267	3.84673
Basic earnings per share – total		8.13283	2.95804	4.31209

Diluted
Diluted earnings per share – continuing operations		4,06984	(1.07337)	0.46337
Diluted earnings per share – discontinued operations		4.05120	4.02728	3.83024
Diluted earnings per share – total		8.12104	2.95391	4.29361

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Statements of Comprehensive Income

Years ended December 31, 2020, 2019 and 2018

(In millions of Brazilian Reais)

	For the year ended December 31,
	2020	2019	2018
		Note 2	Note 2

Net income for the year	2,326	836	1,284
Other comprehensive income for the year
-Items that may be subsequently reclassified to the statement of operations in subsequent periods:
Foreign currency translation	2,145	214	(26)
Fair value of trade receivable	1	(15)	17
Derivatives	17	5	-
Income taxes related to other comprehensive income	3	16	-
-Items that will not be reclassified to the statement of operations in subsequent periods:
Other comprehensive income	(4)	(2)	-
Other comprehensive income (loss) for the year, net of income tax	2,162	218	(9)
Total comprehensive income for the year	4,488	1,054	1,275

Total comprehensive income attributable to:
Controlling shareholders	3,748	945	1,132
Non-controlling shareholders	740	109	143
	4,488	1,054	1,275

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

December 31, 2020 and 2019

(In millions of Brazilian Reais)

		As of December 31,
	Note	2020	2019

Current assets
Cash and cash equivalents	6	8,711	7,954
Trade receivables, net	7	686	727
Other receivables	8	365	381
Inventories, net	9	6,536	8,631
Recoverable taxes	10	1,199	1,692
Derivative financial instruments	19.1	-	73
Other current assets		251	287
		17,748	19,745
Assets held for sale	33.1	109	223
Total current assets		17,857	19,968

Non-current assets
Trade receivables, net	7	5	1
Other receivables	8	671	192
Recoverable taxes	10	3,100	2,702
Derivative financial instruments	19.1	12	13
Deferred income tax and social contribution	21	-	337
Related parties	11	154	104
Restricted deposits for legal proceedings	22.7	563	795
Other non-current assets		208	177
Investments in associates	12	1,250	609
Investment properties	14	3,639	3,051
Property and equipment, net	15	19,888	24,290
Intangible assets, net	16	6,164	6,236
Total non-current assets		35,654	38,507
Total assets		53,511	58,475

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

December 31, 2020 and 2019

(In millions of Brazilian Reais)

		As of December 31,
	Note	2020	2019
Current liabilities

Trade payable, net	17	11,424	14,887
Borrowings and financing	18	2,309	3,488
Lease liabilities	23	947	937
Payroll and related taxes		897	980
Taxes payable	20	585	531
Related parties	11	194	215
Dividends payable	25.3	556	168
Financing of property and equipment		100	231
Deferred revenue	24	297	365
Transfer to third		77	164
Acquisition of non-controlling interest	19.3	636	466
Other current liabilities		677	703
Total current liabilities		18,699	23,135

Non-current liabilities
Borrowings and financing	18	6,842	10,706
Lease liabilities	23	7,427	7,730
Deferred income tax and social contribution	21	1,034	1,195
Tax payable	20	248	376
Related parties		168	-
Provision for contingencies	22	1,385	1,305
Deferred revenues	24	19	26
Provision for losses on investment in associates	12	591	386
Other non-current liabilities		291	68
Total non-current liabilities		18,005	21,792

Shareholders’ equity	25
Share capital		5,650	6,857
Capital reserves		263	447
Earning reserves		6,090	3,529
Other comprehensive income		1,692	107
		13,695	10,940
Non-controlling interest		3,112	2,608
Total shareholders’ equity		16,807	13,548
Total liabilities and shareholders’ equity		53,511	58,475

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2020 and 2019

(In millions of Brazilian Reais)

		Controlling Shareholders
		Capital reserves		Earnings reserves									Total
	Share Capital	Other Reserves	Stock Options	Legal	Business growth reserve	Treasury Shares	Retained earnings	Govern-mental subsidy reserve	Appropriated earnings	Other comprehensive income	Total	Non-controlling interest
At December 31, 2018	6,825	7	406	517	2,504	(7)	(10)	58	-	(66)	10,234	2,925	13,159
Other comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	790	-	790	46	836
Foreign currency translation	-	-	-	-	-	-	-	-	-	151	151	63	214
Fair value of trade receivable	-	-	-	-	-	-	-	-	-	(5)	(5)	(10)	(15)
Income taxes related to other comprehensive income	-	-	-	-	-	-	-	-	-	6	6	10	16
Cash flow hedge	-	-	-	-	-	-	-	-	-	5	5	-	5
Other comprehensive income	-	-	-	-	-	-	-	-	-	(2)	(2)	-	(2)
Comprehensive income for the year	-	-	-	-	-	-	-	-	790	155	945	109	1,054

Capital increase (Note 25)	32	-	-	-	-	-	-	-	-	-	32	-	32
Share-based expenses (Note 25)	-	-	29	-	-	-	-	-	-	-	29	-	29
Share-based expenses – subsidiaries (Note 25)	-	-	5	-	-	-	-	-	-	-	5	4	9
Appropriation of net income to legal reserve (Note 25)	-	-	-	39	-	-	-	-	(39)	-	-	-	-
Interest on own capital (Note 25)	-	-	-	-	(137)	-	-	-	(37)	-	(174)	-	(174)
Transfer to expansion reserve (Note 25)	-	-	-	-	549	-	-	-	(549)	-	-	-	-
Proposed dividends (note 25.3)	-	-	-	-	-	-	-	-	(156)	-	(156)	(38)	(194)
Hyperinflation adjustment on foreign investments	-	-	-	-	-	-	29	-	-		29	1	30
Transactions with non-controlling interests	-	-	-	-	-	-	(13)	-	(4)	-	(17)	342	325
Non-controlling interest on Éxito (Note 13)	-	-	-	-	-	-	-	-	-	-	-	2,556	2,556
Sale of Via Varejo (Note12.4)	-	-	-	-	-	-	-	-	(5)	18	13	(3,291)	(3,278)
Balance at December 31, 2019	6,857	7	440	556	2,916	(7)	6	58	-	107	10,940	2,608	13,548

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2020 and 2019

(In millions of Brazilian Reais)

	Controlling Shareholders
		Capital reserves		Earnings reserves
	Share Capital	Other Reserves	Stock Options	Legal	Business growth reserve	Treasury Shares	Retained earnings	Governmental subsidy reserve	Appropriated earnings	Other comprehensive results	Total	Non-controlling interest	Total
Balance at December 31, 2019	6,857	7	440	556	2,916	(7)	6	58	-	107	10,940	2,608	13,548
Other comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	2,179	-	2,179	147	2,326
Foreign currency translation	-	-	-	-	-	-	-	-	(16)	1,570	1,554	591	2,145
Fair value of trade receivable	-	-	-	-	-	-	-	-	-	1	1	-	1
Income taxes related to other comprehensive income	-	-	-	-	-	-	-	-	-	3	3	-	3
Cash flow hedge	-	-	-	-	-	-	-	-	-	15	15	2	17
Other comprehensive income	-	-	-	-	-	-	-	-	-	(4)	(4)	-	(4)
Comprehensive income for the year	-	-	-	-	-	-	-	-	2,163	1,585	3,748	740	4,488

Capital increase (Note 25)	9	-	-	-	-	-	-	-	-	-	9	-	9
Capital reduction (note 1.1)	(1,216)	(7)	(209)	-	-	-	-	-	-	-	(1,432)	-	(1,432)
Stock options granted (Note 25)	-	-	26	-	-	-	-	-	-	-	26	-	26
Stock options granted to subsidiaries (note 25)	-	-	6	-	-	-	-	-	-	-	6	-	6
Appropriation of net income to legal reserve (note 25)	-	-	-	109	-	-	-	-	(109)	-	-	-	-
Appropriation of net income to other reserves (note 25)	-	-	-	-	1,528	-	-	9	(1,537)	-	-	-	-
Mandatory dividends (note 25.3)	-	-	-	-	-	-	-	-	(515)	-	(515)	-	(515)
Dividends paid to non-controlling interests (Note 25.4)	-	-	-	-	-	-	-	-	-	-	-	(143)	(143)
Subsidiary PUT valuation Disco (note 19.3)	-	-	-	-	-	-	-	-	-	-	-	(102)	(102)
Hyperinflation adjustment on foreign investments	-	-	-	-	-	-	220	-	-	-	220	5	225
Fair value exchange of assets with subsidiary (note 1.1)	-	-	-	-	-	-	694	-	-	-	694	-	694
Others	-	-	-	-	-	-	1	-	(2)	-	(1)	4	3
Balance at December 31, 2020	5,650	-	263	665	4,444	(7)	921	67	-	1,692	13,695	3,112	16,807

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Consolidated Statement of Cash Flows

Years ended December 31, 2020, 2019 and 2018

(In millions of Brazilian Reais)

	For the year ended 31,
	2020	2019	2018

Cash flow provided by operating activities
Net income for the year	2,326	836	1,284
Adjustments to reconcile net income for the year to net cash provided by the operating activities:
Deferred income tax (note 21)	69	240	235
Losses on disposals of property and equipment	317	88	17
Depreciation and amortization	2,564	1,559	1,322
Financial charges	1,796	1,668	1,730
Receivables Fair value adjustment	(1)	1	3
Share of profit of associates (note 12)	(99)	(18)	(69)
Provision for contingencies	443	194	730
Provision for write-off and impairment	45	-	29
Share-based payment	32	38	41
Allowance for doubtful accounts (note 8.1)	86	263	634
Allowance (reversal) for inventory losses and damages (Note 9.2)	24	16	(6)
Deferred revenue (Note 24)	(349)	(344)	(478)
Gain on write-off of lease liabilities	(698)	(116)	(80)
Other operating income / expenses (*)	(1,815)	18	(369)
Gain on the sale of subsidiary	-	(598)	-
Gain on fair value adjustment on retained interest in Bellamar (note 1.1)	(573)	-	-
	4,167	3,845	5,023
Changes in operating assets and liabilities
Trade receivables	(257)	(14)	(326)
Inventories	(1,142)	(181)	(1,475)
Recoverable taxes	392	(354)	(1,350)
Other assets	(27)	(173)	(34)
Related parties	(22)	(81)	166
Restricted deposits for legal proceedings	87	(6)	(1)
Trade payables, net	726	(1,215)	2,149
Payroll and related taxes	234	(131)	36
Taxes and social contributions payable	549	(15)	249
Payments of income tax and social contributions	(70)	(231)	(410)
Provision for contingencies	(161)	(453)	(1,021)
Deferred revenue	252	173	1,032
Other liabilities	(1)	(52)	193
Receipts of dividends and interest on own capital	15	23	36
	575	(2,710)	(756)

Net cash provided by operating activities	4,742	1,135	4,267

(*) Includes R$ 1,609 of tax credits explained in the note 22.7

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Statement of Cash Flows

Years ended December 31, 2020, 2019 and 2018

(In millions of Brazilian Reais)

	For the year ended December 31,
	2020	2019	2018

Cash flow from investing activities
Capital increase in associate	(31)	-	-
Purchase of property and equipment (Note 15.4)	(2,289)	(2,462)	(1,649)
Purchase of intangible assets (note 16.3)	(201)	(320)	(715)
Proceeds from sales of property and equipment	1,773	511	467
Acquisition of Éxito, net of cash acquired	-	(3,309)	-
Cash of deconsolidation of Sendas ( note 1.1)	(3,529)		-
Proceeds from the sale of subsidiary, Via Varejo (Note 12.4)		2,326
Acquisition of investment property (Note 14)	(14)	(12)	-
Net cash used in investment activities	(4,291)	(3,266)	(1,897)

Cash flow from financing activities
Capital increase	9	32	3
Proceeds from borrowings and financing (Note 18.2)	7,262	13,604	9,139
Payments of borrowings and financing (Note 18.2)	(5,538)	(9,952)	(8,687)
Payments of lease liabilities	(1,680)	(1,498)	(1,743)
Payments of dividends and interest on own capital	(339)	(268)	(351)
Contributions obtained from non-controlling shareholders	3	-	-
Installment payments on the acquisition of subsidiary	-	(31)	(1)
Transactions with non-controlling shareholders	2	7	(1)
Net cash provided by (used in) financing activities	(281)	1,894	(1,641)

Net increase (decrease) in cash and cash equivalents	170	(237)	729

Cash and cash equivalents at the beginning of the year	7,954	8,080	7,351
Exchange variation on cash and cash equivalents	587	111	-
Cash and cash equivalents at the end of the year	8,711	7,954	8,080

Interest paid in the amount of R$774 at December 31, 2020 (R$504 at December 31, 2019 and R$ 758 at December 31, 2018 is being disclosed in the financing activity under the item “Loans and financing payments ".

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

On November 27, 2019, the Company completed a public offering in Colombia to acquire the shares of Almacenes Éxito SA (“Éxito”) from the public including those owned by Casino Guichard Perrachon (“Casino”), our controlling shareholder. Éxito is a Colombian company that operates the supermarket and hypermarket banners Éxito, Carulla, Super Inter, Surtimax and Surtimayorista in Colombia, the Libertad banner in Argentina and the Disco and Devoto banners in Uruguay. Additionally, Éxito also operates shopping centers in Colombia under the banner Viva. The operations of Éxito and its subsidiaries are considered an international operating segment named as Éxito Group, as disclosed in note 31. Éxito is listed on Colombian Securities Exchange. Further details of the acquisition are disclosed in note 13 of these financial statements.

In June 2019, the Company disposed of all of its interest in Via Varejo S.A. (“Via Varejo”), a controlled subsidiary engaged in retail activities in the electronics and e-commerce segments operating the brands “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,”, “Pontofrio.com” and “Barateiro.com”. Prior to the disposal, Via Varejo was presented as a discontinued operation (see note 12.4).

The Company’s shares are listed on the São Paulo Stock Exchange (B3 - Brasil, Bolsa, Balcão) called Novo Mercado, which requires the highest level of Corporate Governance under, the ticker symbol “PCAR3” and in the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is controlled by Wilkes Participações S.A. (“Wilkes”), and its parent company is Casino, a French company listed in the Paris Stock Exchange.

1.1.	Corporate reorganization and Sendas Spin-Off

On December 31, 2020, an extraordinary general shareholders’ meetings of CBD and Sendas Distribuidora S.A. (‘Sendas”) approved a corporate reorganization (the “Transaction”) under which substantially all of the issued and outstanding Sendas common shares were distributed to holders of CBD common shares, including the CBD ADS Custodian, on a pro rata basis for no consideration.

The Transaction aims to unlock the full potential of the Cash & Carry segment, which is operated by Sendas, allowing them to operate separately, with their own management, focused on its business model and direct access to the capital market and other sources of financing.

In addition, the Transaction involved the following:

•	Contribution and exchange of interest in Éxito
1.	CBD engaged in the exchange transaction with Sendas in which certain assets of CBD were transferred to Sendas in exchange for an equivalent value of the shares of Éxito held by Sendas (corresponding to 8.77% of the total outstanding shares of Éxito). The assets of CBD transferred to Sendas consisted of:

o	50% of the shares of Bellamar Empreendimentos e Participações Ltda. (“Bellamar”), a holding company that holds an investment in 35.76% of the shares of Financeira Itaú CBD S.A. Credit, Financing and Investment, with a book value of R$195 million; and

o	the real estate assets, consisting of five parcels of real estate, with a book value of R$25 million, which may be developed as sites for new stores in the future.

o	As a result of this exchange, an effect of R$694 was recorded on the Company's shareholders' equity in retained earnings.

2.	Sendas distributed to CBD the remaining shares of Éxito held by Sendas, corresponding to 87.80% of the total outstanding shares of Éxito for no consideration.

•	Contribution of certain assets by Sendas to CBD

Sendas distributed certain assets to CBD in the net amount of R$20 million.

•	Contribution by CBD to Sendas

CBD conducted the following capital contributions:

1.	CBD transferred to Sendas the net assets of stores that may be developed by Sendas in the future, with a residual value of R$45 million;
2.	CBD contributed intercompany receivables to Sendas for an amount of R$140 million; and
3.	CBD contributed R$500 million in cash to Sendas

•	In addition, on December 14, 2020, CBD entered into a Separation Agreement with Sendas, which provides a framework for CBD’s relationship with Sendas following the Transaction. Pursuant to the Separation Agreement, CBD transferred and Sendas will recognize certain assets and liabilities related to contingencies and their related judicial deposits for which the parties have agreed to be responsible following the Separation, in a net amount of R$111 million.

The Transaction was accounted for as reorganization amongst entities under common control, as such, the net effect of the transactions above was recorded in equity.

In addition, the exchange of 50% interest in Bellamar, described above, resulted in the loss of control of Bellamar. As a result, the Company recognized a gain of R$573 for the difference between the fair value of the retained interest in Bellamar and its book value.

The table below summarizes the balances of Sendas that have been deconsolidated from CBD, as of December 31, 2020, as a result of the Transaction:

Sendas
31.12.2020

Cash and cash equivalents	3,532
Trade receivable, net	182
Other receivable	34
Inventories, net	3,739
Recoverable taxes	768
Derivative financial instruments	57
Other current assets	36
Total current assets	8,348

Related parties	178
Recoverable taxes	866
Restricted deposits for legal proceedings	134
Financial instruments	11
Investments in associates	769
Property and equipment, net	7,477
Intangible assets, net	1,038
Total non-current assets	10,473
Total assets	18,821

Trade payable, net	5,057
Payroll and related taxes	371
Taxes, installment and contributions payable	528
Borrowings and financing	2,119
Lease liabilities	172
Deferred revenue	227
Financing of property and equipment	34
Other current liabilities	153
Total current liabilities	8,661

Borrowings and financing	5,711
Lease liabilities	2,604
Related parties	41
Provision for contingencies	281
Deferred revenue	1
Deferred income tax and social contribution	82
Other non-current liabilities	8
Total non-current liabilities	8,728

Total liabilities	17,389

Net assets	1,432
Total liabilities and shareholders’ equity	18,821

On February 10, 2021 the request for listing and admission to the trading of shares issued by Sendas in the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão was approved.

On February 12, 2021, the request for listing of American Depositary Securities (“ADSs”) issued by Sendas on the New York Stock Exchange (“NYSE”) was approved and the Sendas’ ADSs started trading on the NYSE on March 8, 2021, under the ticker symbol “ASAI”.

GPA’s shareholders received, after the close of trading on February 26, 2021 (“Cut-off Date”), shares issued by the Sendas, in proportion to their respective holdings in GPA’s share capital.

1.2.	Effects of COVID-19 on the consolidated financial statements

The Group has been monitoring the progress of the pandemic of COVID-19 (Coronavirus) and its impacts on its operations. Several actions were taken by management, among which we highlight the creation of a crisis committee formed by the senior management, which takes decisions in line with the recommendations of Ministry of Health and local authorities and professional associations.

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

The Company carried out a complete analysis of the consolidated financial statements, in addition to concluding about its operational continuity. The main aspects evaluated were:

•	The Company prepared its strategic planning for the next three years that were used to estimate the recoverability of store assets and intangible assets, according to the methodology and assumptions described in notes 7.2, 8.1, 15.1, 16.1 and 16.2;
•	We assessed the recoverability of receivables from credit card companies, customers, galleries in our stores, real estate rentals and there is no need to record additional provisions to those already registered;
•	During the first months of 2021, there were restrictions in some cities where the Company operates, in relation to closure in few days, or restrictions of sale of certain products in determined periods. These restrictions, whatsoever, represent a very small portion of our stores and sales;
•	In relation to inventories, we do not expect any adjustment impacting their realizable amount;
•	Financial instruments already reflect the market assumptions in their valuation, and there are no additional exposures not disclosed in these consolidated financial statements. The Company is not exposed to significant financing denominated in US dollars;
•	At this time, the Company does not expect obtaining new financing as a consequence of the pandemic.

Finally, the costs necessary to adapt our stores to serve the public are disclosed in Note 28 - Other operating expenses, net. In summary, according to management's estimates and monitoring of the impacts of the pandemic, there are no effects that should be recorded in the consolidated financial statements, nor are there any effects on the Company’s capacity to continue as a going concern and its estimates that would require changes or additional provisions to be recorded, in addition to those already recognized and disclosed. Company will continue to monitor and assess the impacts and, if necessary, make the disclosures.

1.3.	Allegations of fraud at Via Varejo

In November 2019, Via Varejo’s management disclosed to the market anonymous allegations of fraud related to alleged accounting irregularities at Via Varejo, which had been brought to the attention of Via Varejo’s management at the end of September 2019. Subsequently, in December 2019, Via Varejo informed the market that its preliminary investigation had identified indications of alleged accounting irregularities. On March 25, 2020, Via Varejo disclosed to the market the conclusion of the investigation, which did not result in any material adjustment to be recorded by GPA.

1.4.	Company’s trading in “Novo Mercado”

On December 30, 2019, the Company's shareholders at the Extraordinary General Meeting approved the Company’s share to be traded in the Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), and the conversion of all preferred shares into common shares, in the ratio of one common share for each preferred share. On February 14, 2’020, B3 approved the admission of the Company to the special listing segment “Novo Mercado”. On March 2, 2020 the conversion process of preferred shares into common shares was concluded and the Company’s shares started to trade in the Novo Mercado.

1.5.	Sale and Leaseback

On December 23, 2019, the Group entered into an agreement to sell 6 properties (Pão de Açúcar stores) in the Sale and Leaseback transaction with Rio Bravo Investimentos Distribuidora de Titulos e Valores Imobiliários Ltda (Rio Bravo). for a total selling price of R$92, of which R$91 was paid upon signing the commitment. In 2020, the Group concluded the sale of 5 of the 6 stores. The parties entered into lease agreements for the 5 properties, with a term of 10 years, renewable for the same period, ensuring the continuity of GPA operations in properties with sustainable financial conditions.

On March 5, 2020, the Group entered into a Sale and Leaseback transaction with investment funds administered by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A. and managed by TRX Gestora de Recursos Ltda. (“TRX”), pursuant to the signing of a “Private Instrument of Commitment of Purchase and Sale of Real Estate Properties and Real Surface Law Institution” (“Instrument”). The Instrument initially foresaw the sale of 43 properties of the Company in various tranches, for the total amount of R$1,246.

•	On May 29, 2020, the Group concluded the sale of 5 properties
•	On June 29, 2020, the Group concluded the sale of 7 properties
•	On July 22, 2020, the Group concluded the sale of another 16 properties
•	On July 30, 2020, the Group concluded the sale of the remaining 11 properties, whose transfer was completed on August 28, 2020.

The Group completed the sale of 39 properties for a total amount of R$1,183, of which R$ 1,181 has been already received. Four properties of non-relevant value from the total volume were not sold. The parties entered into lease agreements for each property, with a term of 15 years, renewable for the same period.

On December 23, 2020, the Group entered into an agreement to sell 4 properties, in a Sale and Leaseback transaction, to Rio Bravo for a total amount of R$255, of which R$235 was collected in 2020. The parties entered into a 15-year lease agreement for these 4 stores, renewable for the same period, ensuring the continuity of GPA's operations in the properties with sustainable financial conditions.

The gain on sale and leaseback transactions was R$187. The right of use increased in R$ 312 and the liability increased in R$ 582.

1.6.	Going concern

Management has assessed the Company's ability to continue operating for the foreseeable future and has concluded that it has the ability to maintain its business and systems operating normally, even in the face of the COVID- 19 pandemic (see note nº1.2). Accordingly, management is not aware of any material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern and the financial statements have been prepared on a going concern basis.

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

These consolidated financial statements were approved by the Board of Directors on April 29, 2021.

In June 2019, the Company disposed of all of its interest in its subsidiary Via Varejo (see note 12.4), which prior to the disposal was classified as a discontinued operation in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operation.

The consolidated statement of income for the year and the notes related to the result for the year ended December 31, 2019 are being restated due to the spin-off of the subsidiary Sendas (Assai) note 1.1, considering the effects of such transaction in compliance with IFRS 5 - Non-current assets held for sale and Discontinued Operation.

The consolidated statements of cash flow include the cash flow from continuing and discontinued operations. The details of the cash flows from discontinued operations are disclosed in Note 34.

The consolidated financial statements include the financial information of all subsidiaries over which the Group exercises control directly or indirectly. The determination if a subsidiary is controlled by the Group and the basis of consolidation are in accordance with the requirements of IFRS 10 - Consolidated Financial Statements.

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

The list of subsidiaries and associates is presented in note 12.1

3.	Significant accounting policies

The main significant accounting policies and practices are described in each corresponding explanatory note, except for those below that are related to more than one explanatory note. Accounting policies and practices have been consistently applied to the years presented in the Group's consolidated financial statements.

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

Financial assets with credit recovery problems – On each reporting date, the Group evaluates whether the financial assets recorded at amortized cost and the debt securities measured at FVOCI have any indication of impairment. A financial asset shows “indication of impairment loss” in the occurrence of one or more events with negative impact on the estimated future cash flows of the financial asset.

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

When an existing financial liability is replaced by another from the same lender, on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as the derecognition of the original liability and recognition of a new liability. The difference in the respective carrying amounts is recognized in profit or loss. When there is a debt modification impacting interest rate the impact is recorded in profit or loss, except, if it is a fee in the modification, over which the impact on profit or loss will follow the effective interest rate.

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

3.3.	Classification of assets and liabilities as current and non-current

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset is current when it is:

•	expected to be realized or intended to be sold or consumed within twelve months from the end of the reporting periods
•	held primarily for the purpose of trading
•	expected to be realized within twelve months after the reporting period or
•	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when it is:

•        expected to be settled within twelve months from the end of the reporting periods

•	held primarily for the purpose of trading
•	due to be settled within twelve months after the reporting period or
•	there is no unconditional right to defer the settlement of the liability for at least twelve months after
•	the reporting period are classified as current liabilities.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as “non-current” and presented net when appropriate in accordance with the provisions of IAS 12.

3.4.	Foreign operations

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

For certain restructuring transactions that occurred in previous years, the Group recorded, at historical cost, the interests deriving from corporate restructuring under common control without economic substance. The difference between the historical cost and the acquiring value was recorded as shareholders’ equity, when the interest acquired is from companies under common control. Such transactions are not in the scope of IFRS 3.

4.	Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB.
4.1.	New and amendments standards and interpretations

In 2020, the Group applied amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2020. The main new standards adopted are as follows:

Statement	Description	Impact
Changes in IFRS 3: Definition of business	Describe that to be considered a business an integrated set activities and assets must include, at least, input of resources and a substantive process, that together contribute significantly to the capacity to generate output of resources.	These changes did not have any impact in the consolidated financial statements.
Revision of the Conceptual Framework	Concepts and guidelines on presentation and disclosure, measurement basis, financial report objectives and useful information.	These changes did not have any impact in the consolidated financial statements.
Changes in IFRS 9: Reform of the reference interest rate	The amendments to standard IFRS 9 provide exemptions that apply to all hedge relationships directly affected by the reference interest rate reform. A relationship of hedge is directly affected if the reform raises uncertainties about the period, or the value, of cash flows based on the reference interest rate of the hedge item or hedging instrument.	These changes did not have any impact in the consolidated financial statements.
Amendments to IAS 1 and IAS 8 - Definition of materiality	In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, ’Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity	These changes did not have any impact in the consolidated financial statements.
Changes in IFRS 16: Benefits provided to lessees in connection with the COVID-19 pandemic	Amendments related to concession to tenants, in the application of the guidelines of IFRS 16, on the modification of the lease, when accounting for related benefits as a direct consequence of the Covid-19 pandemic.	These changes did not have any impact in the consolidated financial statements.

4.2 New and amended standards and interpretations applied since 2018

i.	IFRS 16 - Leases

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

ii.	IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and related interpretations and it applies, with limited exceptions, to all revenue arising from contract with customers. IFRS 15 establishes a five-step model to account for revenue arising from contacts with customers and requires that revenue to be recognized at an amount that reflects the consideration to which and entity expects to be entitled in exchange for transferring goods or services to a customer.

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

iii.	Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

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

iv.	IFRS 9 - Financial Instruments

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

v.	IFRIC 23 – Uncertainty over income tax treatments

IFRIC 23 clarifies how to apply the recognition and measurement requirements of IFRIC 23 when there is uncertainty about the income tax treatments. The interpretation was approved on December 21, 2018 and became effective on January 1, 2019. In the assessment of the Company's management, there are no significant impacts as a result of the interpretation.

4.4.	New and revised standards and interpretations issued and not yet effective

The Group has not early adopted the following new and revised IFRSs, which have already been issued but not yet in effect, up to the date of the issuance of the Group’s consolidated financial statements:

Accounting pronouncement	Description	Applicable to annual periods starting in or after
Amendments to IAS 1: Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, in order to specify the requirements for classifying the liability as current or non-current. The amendments clarify:

• Which means a right to postpone liquidation;

• That the right to postpone must exist on the base date of the report;

• That this classification is not affected by the likelihood that an entity will exercise its right to postpone

• That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification

The amendments effective for annual reporting periods beginning on or after January 1, 2023 must be applied retrospectively. The Company is currently assessing the impact that the amendments will have on current practice and whether existing loan agreements may require renegotiation.

01/01/2023

The Group does not expect a significant impact on the Group's consolidated financial statements.

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

In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the consolidated financial statements, as disclosed in the following notes:

•	Impairment: Notes 7.2, 8.1, 15.1, 16.1 and 16.2
•	Inventories: Allowance for losses on inventory obsolescence and damages: Note 9
•	Recoverable taxes: Expected realization of tax credits: Note 10
•	Fair value of derivatives and other financial instruments: Measurement of the fair value of derivatives: Note 19
•	Provision for contingencies: Record of provision for claims with likelihood assessed as probable loss, estimated with a certain degree of reasonability: Note 22
•	Income tax: Record of provisions based on reasonable estimates: Note 21
•	Share-based payments: Estimated fair value of transactions based on a valuation model - Note 25
•	Business combination: estimates of fair value of assets acquired and liabilities assumed in the business combination and determination of resulting goodwill - Note 13
•	Lease: determination of the lease term and the incremental borrowing rate - Note 23.

6.	Cash and cash equivalents

Cash and cash equivalents consist of cash, bank accounts and highly liquid short-term investments that are readily convertible into a known amount of cash, with a maturity of three months or less and subject to an insignificant risk of change in value.

	Rate	2020	2019

Cash and banks – Brazil		131	249
Cash and banks – Abroad	(*)	3,637	3,109
Short-term investments - Brazil	(**)	4,784	4,471
Short-term investments - Abroad	(***)	159	125
		8,711	7,954
(*)	As of December 31, 2020, refers to (i) funds from the Éxito Group, of which R$100 are denominated in Argentina pesos, R$382 are denominated in Uruguayan pesos and R$3,028 in Colombian pesos (R$73 in Argentine pesos, R$254 in Uruguayan pesos and R$2,698 in Colombian pesos on December 31, 2019); (ii) including R$127 deposited in the United States of America in US Dollars (R$ 84 on December 31, 2019)
(**)	Refers substantially to highly liquid investments bearing interest at a weighted average rate of 96.93% (89.94% on December 31, 2019) of the Brazilian Interbank Deposit Certificate (“CDI”), maturing in 90 days or less and which are subject to an insignificant change in value.
(***)	Refers to funds invested abroad, of which R$12 are denominated in in Argentinian pesos, R$1 are denominated in Uruguayan pesos and R$146 are denominated in Colombia pesos (R$20 in Argentina, R$4 in Uruguay and R$101 in Colombia on December 31, 2019), maturing in 90 days or less and which are subject to an insignificant change in value
7.	Trade receivables

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

F-35

	2020	2019

Credit card companies (note 7.1)	76	42
Credit card companies - related parties (note 11.2)	15	24
Sales vouchers and trade receivables	488	446
Private label credit card	71	70
Receivables from related parties (note 11.2)	13	12
Receivables from suppliers	71	166
Allowance for doubtful accounts (note 7.2)	(43)	(32)
	691	728

Current	686	727
Non-current	5	1

7.1.	Credit card companies

As part of its cash management strategy, the Group periodically enters into factoring transactions and discounts a portion of its credit card receivables with financial institutions or credit card companies, without recourse or related obligation.

7.2.	Allowance for doubtful accounts on trade receivables
	2020	2019	2018

At the beginning of the year	(32)	(5)	(6)
Allowance booked for the year	(86)	(263)	(630)
Write-offs of receivables	78	282	771
Deconsolidation Sendas	4	(19)	-
Assets held for sale and discontinued operations	-	1	(140)
Business combination	-	(28)	-
Foreign currency translation adjustment	(7)	-	-
At the end of the year	(43)	(32)	(5)

The aging list of gross trade receivables is as follows:

			Overdue receivables
	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days

12.31.2020	734	574	80	67	8	5
12.31.2019	760	609	79	21	5	46

8.	Other receivables
	2020	2019

Accounts receivable from insurers (*)	14	72
Receivable from sale of subsidiaries (note 8.2)	78	83
Lease receivables	208	113
Accounts receivable - Via Varejo (**)	266	49
Receivables from sale of real estate properties(***)	291	128
Other	190	143
Allowance for doubtful accounts on other receivables (note 8.1)	(11)	(15)
	1,036	573

Current	365	381
Non-current	671	192

(*) In October 2019, the Company received R$203 from the insurance company regarding the claim related to the fire that occurred at the Distribution Center in Osasco on December 27, 2017, after negotiations and agreement on the final amount of the indemnity.

(**) As the Company sold the equity interest in Via Varejo, the amount that had been reported as related parties was reclassified to other receivables. The amount of R$266 includes R$231 corresponding to GPA's right to receive from Via Varejo the reimbursement of the deduction of ICMS from the calculation basis PIS and COFINS of its former subsidiary Globex, after the unappeasable court decision, related to the period from 2007 to 2010 (note 22.7)

(***) Amount comprised mainly of a land purchase and sale agreement on September 29, 2018 for the amount of R$200, the sale of which was not recognized under IFRS 15 due to the contractual characteristics of long-term payment and transfer of legal title at a future date to be defined by the buyer. In 2020, the Company transferred the deed (legal title), at the buyer's request, in accordance with the contract, of all land registrations and recognized a gain of R$174 (see note 27) in the result line with fixed assets. The transaction resulted in the recognition of an amount receivable of R$200, maturing in September 2023, for which the Company obtained bank guarantee as a guarantee of receipt.

8.1.	Allowance for doubtful accounts on other receivables
	2020	2019	2018

At the beginning of the year	(15)	(16)	(12)
Allowance booked for the year	-	-	(4)
Write-off of other receivables	2	5	13
Deconsolidation Sendas	2	(4)	-
Assets held for sale and discontinued operations	-	-	(13)
At the end of the year	(11)	(15)	(16)
8.2.	Receivables from the sale of subsidiaries

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

	2020	2019

Stores	2,453	4,698
Distribution centers	1,134	1,583
Inventories – Éxito Group	2,879	2,254
Real Estate Inventory – Éxito Group	142	191
Allowance for losses on inventory obsolescence and damages	(72)	(95)
	6,536	8,631
9.1.	Unrealized bonuses

On December 31, 2020, unrealized bonuses, which are presented as reducing the inventory balance, amounted to R$62 (R$310 on December 31, 2019).

9.2.	Allowance for losses on inventory obsolescence and damages
	2020	2019	2018

At the beginning of the year	(95)	(65)	(73)
Additions	(40)	(51)	(79)
Business combination	-	(22)	-
Write-offs / reversal	16	35	85
Foreign currency translation adjustment	(4)	-	-
Deconsolidation of Sendas	51	8	-
Assets held for sale and discontinued operations	-	-	2
At the end of the year	(72)	(95)	(65)

10.	Recoverable taxes

The Company records tax credit, when obtains internal and external factors as legal and market interpretations to conclude that it is entitled to these credits, including realization of the tax credit ICMS is recognized in cost of sale in the statement of operation. PIS/COFINS is recognized as a credit in the same account on which the credits are calculated.

The future realization of tax credits is based on a feasibility study, on the expectation of future growth and the expected offset against tax debts from its operations.

	2020	2019

State VAT tax credits - ICMS (note 10.1)	1,435	2,621
Social Integration Program/ Contribution for Social Security Financing - PIS/COFINS (note 10.2)	1,926	854
Social Security Contribution – INSS (note 10.3)	299	321
Income tax and social contribution prepayments (*)	462	472
Other	47	49
Other recoverable taxes – Éxito Group	130	77
Total	4,299	4,394

Current	1,199	1,692
Non-current	3,100	2,702

(*) Includes Éxito’s amount of R$440 (R$340 on December31, 2019).

10.1.	ICMS (State VAT) tax credits

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

Up to one year	261
From 1 to 2 years	175
From 2 to 3 years	173
From 3 to 4 years	157
From 4 to 5 years	153
More than 5 years	516
1,435
10.2.	PIS and COFINS credit

The Company records PIS and COFINS credits, when it obtains enough evidence to conclude that it is entitled to these credits. Evidence include i) Interpretation of tax legislation, ii) internal and external factors as legal and market interpretations and iii) accounting evaluation about the matter.

On October 29, 2020, the Company obtained a favorable decision in its individual lawsuit, resulting in the recording of tax credit in the amount of R$1,609 (of which R$613 in the financial result), net of provisions for installments, which, eventually, considered unrealizable. The compensation of this tax credit against tax liabilities is subject to certain administrative proceedings with the Brazilian tax authorities and the Company estimates it will be realized in until 5 (five) years. See note 22.9.

In relation to PIS and COFINS assets, the Company assessed recent procedural progress in certain cases and proceeded to write off PIS/COFINS assets in the amount of R$168, on December 31, 2020, of amounts without expectation of realization.

The realization of the PIS and COFINS balance is shown below:

Consolidated

Up to one year	285
From 1 to 2 years	297
From 2 to 3 years	300
From 3 to 4 years	310
From 4 to 5 years	317
More than 5 years	417
1,926

10.3.	INSS

On August 28, 2020, the Federal Supreme Court (STF), in general repercussion, recognized as constitutional the incidence of social security charges (INSS) on the additional one third of vacation payment. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the recoverability of the respective credits. The amount involved in the consolidated is equivalent to R$158, on December 31, 2020 (R$154 on December 31, 2019)

11.	Related parties
11.1.	Management compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws, including members of the Board of Directors and advisory committees) for the years ended December 31, 2020, 2019 and 2018, were as follows:

(In thousands of Brazilian Reais)

	Base salary			Variable compensation			Stock option plan – Note 25			Total compensation
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
Board of directors (*)	67,716	38,207	12,256	-	-	-	4,056	2,366	-	71,772	40,573	12,256
Executive officers	36,868	33,373	42,695	11,175	12,943	15,083	10,906	15,596	29,267	58,949	61,912	87,045
Fiscal Council	331	-	228	-	-	-	-	-	-	331	-	228
	104,915	71,580	55,179	11,175	12,943	15,083	14,962	17,962	29,267	131,052	102,485	99,529
% share-based payment over the total compensation							11.4%	17.5%	9.4%

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

	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2018

Controlling shareholders
Casino (i)	-	-	-	5	-	-	-	24	(91)	(57)	(64)
Foncière Euris (i)	-	-	-	-	-	-	-	1	(3)	(1)	(2)
Helicco Participações (i)	-	-	-	-	-	-	-	-	-	(3)	(7)
Geant international	-	-	-	-	-	-	-	-	-	(3)
Associates
FIC (iii)	15	24	31	36	12	39	-	-	55	83	152
Puntos Colombia (v)	-	-	37	28	-	-	54	43	(114)	(13)
Tuya (vi)	-	-	31	26	-	-	1	-	24	21
Other related parties
Greenyellow (iv)	-	-	-	-	-	-	119	134	(84)	(35)
Sendas Distribuidora (viii)	-	-	42	-	-	-	169	-	-	-	-
Casino Group (vii)	13	12	12	8	-	1	19	13	(30)	(4)	(39)
Others	-	-	1	1	-	-	-	-	-	-
Total	28	36	154	104	12	40	362	215	(243)	(12)	(40)

The Company's main transactions with related parties are:

(i)	Casino: “Cost Sharing Agreement”: Agreement signed between the Company, Helicco Participações Ltda., Foncière Euris and Casino, Guichard-Perrachon S.A. (“Casino”) in August 10, 2014 to set the reimbursement rules for the Group of incurred expenses by the Casino Group companies related to activities involving transfer of “know-how” to the Group to support its development.

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

(iii)	FIC: Commercial contracts to set the rules for promotion and sale of financing services provided by FIC at the Company stores for implementation the financing partnership between the Company and Itaú Unibanco S.A. established in the association agreement between the parties: (i) bank correspondent; (ii) indemnification agreement that FIC is committed to keep the Company free of losses in performing FIC’s services; and FIC and Company are committed, with each other, to compensate for contingences; and (iii) agreement for sharing information and allow access to the systems for offering services.
(iv)	Greenyellow: execution of (a) agreement with the Company to set the rules for the equipment installation and services provided by Greenyellow of energy efficiency solutions in the retail stores for energy reduction; (b) agreement with Sendas to set the rules for the lease and maintenance of photovoltaic system equipment by Greenyellow at Sendas stores; (c) contracts with the Company and Sendas for the purchase of energy sold on the free market.

(v)	Puntos Colombia: Éxito's customer loyalty program. Amount related to point redemption and other services.
(vi)	Tuya: Financial institution that is an associate of Éxito. Amount related to participation in business collaboration agreements and expense reimbursement, discount vouchers and others.
(vii)	Casino Group: Receivable for expatriate expenses with Casino International, Distribution Casino and Casino Services. Provision of services in the importation of goods by other companies of the Casino Group.
(viii)	Sendas Distribuidora: As of December 31, 2020 Sendas is not a subsidiary of the Group. The Company is responsible for the legal proceedings of Sendas Distribuidora prior to the Assai activity. The Company signed with Sendas a separation agreement, which main terms are related to the operational steps for the separation of the remaining activities done in conjunction. Additionally, this separation agreement stablish the indemnization rights and responsibilities, over which the Company is responsible for expenses related to losses given cause by the retail activity. In the same way, the Company has the right over the gains relate to such activity.
12.	Investments
12.1.	Interest in subsidiaries and associates:

The details of the Company's subsidiaries at the end of each year are shown below:

			Direct and indirect equity interest - %
			2020	2019
	Companies
	Subsidiaries
CBD	Novasoc Comercial Ltda. (“Novasoc”)	Brazil	100.00	100.00
	Sendas Distribuidora S.A. (“Sendas”)	Brazil	-	100.00
	CBD Holland B.V. (“CBD Holland”)	Brazil	100.00	100.00
	GPA 2 Empreend. e Participações Ltda. (“GPA 2”)	Brazil	100.00	100.00
	GPA Logística e Transporte Ltda. (“GPA Logística”)	Brazil	100.00	100.00
	SCB Distribuição e Comércio Varejista de Alimentos Ltda. ("Compre Bem'')	Brazil	100.00	100.00
	Stix Fidelidade e Inteligência S.A. ("Stix")(*)	Brazil	66.67	100.00
	James Intermediação S.A. ("James Delivery")	Brazil	100.00	100.00
	Cheftime Comércio de Refeições S/A ("Cheftime")	Brazil	79.57	79.57
	GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	Brazil	100.00	100.00
	BCafeterias e Lanchonetes Ltda. ("BCafeterias")(*)	Brazil	100.00	100.00
	Fronteira Serviços Imobiliários Ltda.("Fronteira")	Brazil	100.00	100.00
	Place2B Serviços Imobiliários Ltda.("Place2B")	Brazil	100.00	100.00
	Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco”)	Luxembourg	100.00	100.00
	Companhia Brasileira de Distribuição Netherlands Holding B.V. (“CBDDutchco”)	Netherlands	100.00	100.00
Éxito	Almacenes Éxito S.A. ("Éxito")	Colombia	96.57	96.57
(Acquired on 11/27/2019)	Éxito Industrias S.A.S. ("Éxito Industrias")	Colombia	94.59	94.59
	Fideicomiso Lote Girardot	Colombia	96.57	96.57
	Éxito Viajes y Turismo S.A.S.	Colombia	49.25	49.25
	Almacenes Éxito Inversiones S.A.S. (Móvil Éxito)	Colombia	96.57	96.57
	Transacciones Energéticas S.A.S	Colombia	96.57	96.57
	Marketplace Internacional Éxito y Servicios S.A.S. (MPI)	Colombia	96.57	96.57
	Logística, Transporte y Servicios Asociados S.A.S. (LTSA)	Colombia	96.57	96.57
	Depósitos y Soluciones Logísticas S.A.S.	Colombia	96.57	96.57
	Patrimonio Autónomo Iwana	Colombia	49.25	49.25

Patrimonio Autónomo Viva Malls	Colombia	49.25	49.25
Patrimonio Autónomo Viva Sincelejo	Colombia	25.12	25.12
Patrimonio Autónomo Viva Villavicencio	Colombia	25.12	25.12
Patrimonio Autónomo San Pedro Etapa I	Colombia	25.12	25.12
Patrimonio Autónomo Centro Comercial	Colombia	25.12	25.12
Patrimonio Autónomo Viva Laureles	Colombia	39.40	39.40
Patrimonio Autónomo Viva Palmas	Colombia	25.12	25.12
Patrimonio Autónomo Centro Comercial Viva	Colombia	44.33	44.33
Spice investment Mercosur	Uruguay	96.57	96.57
Larenco S.A.	Uruguay	96.57	96.57
Geant Inversiones S.A.	Uruguay	96.57	96.57
Lanin S.A.	Uruguay	96.57	96.57
5 Hermanos Ltda.	Uruguay	96.57	96.57
Sumelar S.A.	Uruguay	96.57	96.57
Raxwy Company S.A. (**)	Uruguay	-	96.57
Supermercados Disco del Uruguay S.A.(***)	Uruguay	60.35	60.35
Maostar S.A.	Uruguay	30.18	30.18
Ameluz S.A.	Uruguay	60.35	60.35
Fandale S.A.	Uruguay	60.35	60.35
Odaler S.A.	Uruguay	60.35	60.35
La Cabaña S.R.L.	Uruguay	60.35	60.35
Ludi S.A.	Uruguay	60.35	60.35
Semin S.A.	Uruguay	60.35	60.35
Randicor S.A.	Uruguay	60.35	60.35
Setara S.A.	Uruguay	60.35	60.35
Hiper Ahorro S.R.L.	Uruguay	60.35	60.35
Ciudad del Ferrol S.C.	Uruguay	59.14	59.14
Mablicor S.A.	Uruguay	30.78	30.78
Tipsel S.A.	Uruguay	96.57	96.57
Tedocan S.A.	Uruguay	96.57	96.57
Vía Artika S. A.	Uruguay	96.57	96.57
Group Disco del Uruguay S.A.	Uruguay	60.35	60.35
Devoto Hermanos S.A.	Uruguay	96.57	96.57
Mercados Devoto S.A.	Uruguay	96.57	96.57
Libertad S.A.	Argentina	96.57	96.57
Onper Investment 2015 S.L	Spain	96.57	96.57
Spice España de Valores Americanos S.L.	Spain	96.57	96.57
Marketplace Internacional Éxito S.L	Spain	96.57	96.57
Gelase S. A.	Belgium	96.57	96.57

(*) In 2020 the interest held in the company Stix Fidelidade was changed to 66.67%.

(**) On July 31, 2020 the company Raxwy Company was liquidated.

(***) Supermercados Disco del Uruguay S.A. is controlled through a Shareholders Agreement signed in April 2015, giving Éxito the 75% voting necessary. This agreement will expire in June 30th, 2021 and is currently under discussion.

The details of the Company's associates at the end of each year are shown below:

			Direct and indirect equity interest - %
			2020	2019
	Companies
	Subsidiaries
Cnova N.V.	Cnova N.V. (“Cnova Holanda”)	Netherlands	33.98	33.98
	Cdiscount Afrique SAS (“Cdiscount Afrique”)	France	33.98	33.98
	Cdiscount International BV (“Cdiscount Internacional”)	Netherlands	33.98	33.98
	Cnova France SAS (“Cnova France”)	France	33.98	33.98
	Cdiscount S.A. (“Cdiscount”)	France	33.87	33.87
	Cdiscount Côte d'Ivoire SAS Ivory Coast (“Cdiscount Côte”)	Ivory Coast	33.98	33.98
	Cdiscount Sénégal SAS (“Cdiscount Sénégal”)	Senegal	33.98	33.98
	Cdiscount Cameroun SAS (“Cdiscount Cameroun”)	Cameroon	33.98	33.98
	CLatam AS Uruguay (“CLatam”)	Uruguay	23.79	23.79
	Cdiscount Panama S.A. (“Cdiscount Panama”)	Panama	23.79	23.79
	Cdiscount Uruguay S.A. (“Cdiscount Uruguay”)	Uruguay	23.79	23.79
	Ecdiscoc Comercializadora S.A. (Cdiscount Ecuador) (“Ecdiscoc Comercializadora”)	Ecuador	23.78	23.78
	Cnova Pay	France	33.98	33.98
	BeezUP SAS ("BezzUp")	France	33.98	33.98
	CARYA	France	33.87	33.87
	HALTAE	France	33.87	33.87
	C-Logistics	France	28.56	28.56
	NEOSYS	France	17.33	17.33
	Neotech Solutions	Morocco	17.33	17.33
	NEOSYS Tunisie	Tunisia	17.33	17.33
	C Chez Vous	France	28.56	28.56
	Phoenix	France	16.99	16.99
	C-Shield (*)	France	33.87	-
	C-Payment (*)	France	33.87	-
	MAAS (*)	France	33.87	-
FIC	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	Brazil	17.88	35.76
	FIC Promotora de Vendas Ltda. (“FIC Promotora”)	Brazil	17.88	35.76
	Bellamar Empreend. e Participações Ltda. (“Bellamar”) (**)	Brazil	50	100
Éxito	Puntos Colombia S.A.S ("Puntos")	Colombia	48.29	48.29
	Compañia de Financiamento Tuya S.A. ("Tuya")	Colombia	48.29	48.29
	Cnova N.V (“Cnova Holanda”)	Netherlands	0.18	0.18

(*) In 2020 the interest of 33.87% in C-SHIELD, C-PAYMENT and MAAS was acquired by Cnova Group

(**) In 2020 the interest held in Bellamar changed to 50%, see note 1.1.

12.2.	Associates

Investments in associates are accounted for under the equity method when Group exercises significant influence, but not control, and (a) it is part of the shareholders’ agreement, appointing certain officers and having voting rights in certain relevant decisions; and (b) it has power to participate in the operational and financial decisions. The Group’s relevant associates are: i) FIC managed by Itaú Unibanco S.A. (“Itaú Unibanco”), ii) Cnova N.V. which holds mainly on e-commerce in France and (iii) Tuya, financial institution invested of Éxito

The summarized financial statements are as follows:

	FIC		Cnova N.V.		Tuya
	2020	2019	2020	2019	2020	2019

Current assets	6,738	7,085	4,224	3,271	4,728	3,943
Non-current assets	52	51	4,055	2,587	200	100
Total assets	6,790	7,136	8,279	5,858	4,928	4,043

Current liabilities	5,611	6,185	6,766	5,819	1,612	1,426
Non-current liabilities	22	20	2,806	867	2,578	2,146
Shareholders’ equity	1,157	931	(1,293)	(828)	738	471
Total liabilities and shareholders’ equity	6,790	7,136	8,279	5,858	4,928	4,043

	FIC			Cnova N.V.			Tuya
Statement of operations:	2020	2019	2018	2020	2019	2018	2020	2019

Revenues	989	1,207	969	13,117	9,689	9,370	615	698
Operating income	555	441	398	207	(24)	(73)	71	87
Net income for the year	329	263	218	(138)	(288)	(147)	37	(14)

In applying the equity method in FIC, the special goodwill reserve of R$122 recorded by FIC is deducted from its shareholders’ equity, since it represents Itaú Unibanco’s exclusive right. The investments in Tuya and Cnova N.V. including the goodwill acquired in the business combination with Éxito totaling R$71 and R$11, respectively.

12.3.	Breakdown of investments and rollfoward:
	FIC Note 1.1	BINV	Bellamar Note 1.1	Tuya	Puntos Colombia	Other	Total
Balances at 12.31.2018	203	-	-	-	-	(279)	(76)
Share of profit (loss) of associates – continuing operation	106	-	-	(7)	2	(99)	2
Share of profit of associates – discontinued operation	12	4	-	-	-	-	16
Dividends and interest on own capital - continuing operation	(20)	-	-	-	-	-	(20)
Dividends and interest on own capital - discontinued operation	(3)	-	-	-	-	-	(3)
Share of other comprehensive income	-	-	-	9	-	(8)	1
Investment acquisition	-	-	-	305		11	316
Assets held for sale and discontinued operations	(9)	(4)	-	-	-	-	(13)
Balances at 12.31.2019	289	-	-	307	2	(375)	223
Share of profit (loss) of associates – continuing operation	118	-	-	18	9	(47)	98
Dividends and interest on own capital - continuing operation	(37)	-	-	-	-	-	(37)
Share of other comprehensive income	-	-	-	79	1	(156)	(76)
Capital increase	-	-	-	52	-	-	52
Deconsolidation	(370)	-	-	-	-	-	(370)
Spin off – Sendas	-	-	196	-	-	-	196
Fair value adjustment	-	-	573	-	-	-	573
Balances at 12.31.2020	-	-	769	456	12	(578)	659

(*) Includes losses in the investment in associate Cnova N.V. of R$620 on December 31, 2020 (R$385 on December 31, 2019).

12.4.	Sale of investment in Via Varejo:

In June 2019, the Company concluded the sale of its subsidiary Via Varejo, through an auction held at B3 SA - Brasil, Bolsa, Balcão, at a price of R$4.90 Reais per share, totaling R$2,300. The sale of Via Varejo resulted in the recognition of a gain on sale of R$398, net of the effect of income taxes of R$199 (see note 21) and related costs. Such gain was presented in the results of discontinued operations (see note 34).

There are certain agreements between the Company and Via Varejo that were signed when it was part of the Group, and a related party, being the more significant: i) Corporate collaterals granted by the Company to guarantee obligations in operational agreements under responsibility of Via Varejo, with maturities and performance terms to be met by that company over time, in the amount up to R$ 2 billion. The collaterals are not past due, neither being executed against the Company. Management has already taken the necessary legal steps, according to the previous agreements, to extinguish all the guarantees and has reached an agreement with Via Varejo for replacement of the most significant guarantees, which are no longer in effect as of the date of these consolidated financial statements; ii) Operational agreement regulating the use of GPA brands by Via Varejo, which term will expire on October 21, 2021, iii) Equity interest held, respectively, by GPA, Via Varejo and Itaú Unibanco in Financeira Itaú CBD S.A.(“FIC”), and iv) Hold harmless clauses in the Shareholders´ Agreements signed in 2010, in the occasion of the merger between Globex and Casas Bahia, in relation to previously existing contingencies. Management has been accruing for the probable losses as disclosed in Note 22.6, as well as recording rights related to periods before the signature of the Shareholders´ Agreement. Referred reciprocal guarantees´ obligations will continue as long as the processes covered by such agreement have not ended.

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

After initial recognition, goodwill is measured at cost, less any impairment losses. For impairment testing purposes, the goodwill acquired in a business combination is, as of the acquisition date, allocated to the cash generating unit that is expected to benefit from the business combination, regardless of whether other assets or liabilities of the acquiree are assigned those units.

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

As Grupo Éxito was previously controlled by the Company´s controlling shareholders and transactions under common control are not provided for in IFRS, the Company evaluated the substance of the transaction, which did not have a purpose of merely a corporate reorganization, which have been treated at cost historically by the Company, but the acquisition of Éxito Group differed from a reorganization because it had a commercial substance, being carried out at market value validated by evaluation committees, involved a public offering launched by GPA, through its subsidiary Sendas Distribuidora SA (“Sendas”), to acquire, in cash, up to the totality of Éxito’s shares, a listed company located in Colombia. Due to the economic substance, the Company has elected an accounting policy election and recorded this transaction as a business combination pursuant to IFRS 3.

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

Since the Company was exposed to Colombian pesos (“COP”) during the tender offer period, on July 24, 2019, the financial committee approved the realization of a cash flow hedge, via NDFs (Non-Deliverable Forward), to mitigate this exposure.

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

As a consequence of this change of control, and based on what is established in the Colombian corporate law, the capital stock owned by a single shareholder cannot exceed 95%. The Company had 18 months, counting from the public offering, to comply with the law. On February 10, 2021 the Company transferred 5% of its interest to GPA 2 Empreendimentos e Participações ("GPA2") and now holds a direct interest of 91.57% of Éxito's capital stock. The Company holds 100% interest in GPA 2.

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

Fair values of assets acquired and liabilities assumed

The fair values of identifiable assets acquired and liabilities assumed from Éxito, on the date of the business combination, are as follows:

Balance after purchase price allocation
Assets:
Cash and cash equivalents	6,062
Trade receivables, net	416
Inventories, net	2,765
Recoverable taxes	477
Other current assets	349
Deferred income tax and social contribution	1,353
Related parties	137
Other non-current assets	111
Investments in associates	316
Investment properties	2,972
Property and equipment, net	8,496
Intangible assets, net	3,009
26,463

Liabilities:
Payroll and related taxes	283
Trade payables, net	4,545
Taxes and contributions payables	219
Borrowings and financing	2,546
Lease liabilities	277
Other current liabilities	998
Non-current borrowings and financing	2,060
Deferred income tax and social contribution	2,100
Provisions for contingencies	103
Non-current lease liabilities	1,540
Other non-current liabilities	28
14,699
Net assets	11,764
(-) Attributed to non-controlling shareholders	(2,558)
Net assets	9,206

a)	Tradename - These includes the brands Surtimax, Super Inter, Surti Mayorista, Viva, Frescampo, Éxito and Carulla in Colombia, Libertad brand in Argentina and Disco in Uruguay. In addition, it also includes the brands Éxito, Bronzini, Frescampo, Ekono, Arkitect and Carulla. Tradenames have an indefinite useful life.

b)	Investment properties and real estate properties - Éxito Group has real estate assets in galleries and shopping malls for the purpose of being leased. Such assets have high commercial relevance as they are located in prime areas. Additionally, we evaluated a group of stores considered significant that are exploited in Éxito's operation
c)	Investment in Banco Tuya – fair value was estimated using the incoming approach method.
d)	Lease agreements - Lease liabilities were re-measured using the incremental borrowing rate at the date of acquisition.

The non-controlling interests was measured at fair value on the date of acquisition, as shown below:

Total consideration transferred - 96.57%	9,371
Fair value of the Company - 100%	9,706
Non-controlling interest at fair value	335

Goodwill

The Company recorded a residual goodwill of R$165; which has been determined as follows:

Fair value of net assets acquired	11,764
(-) Attributed to non-controlling shareholders	(2,223)
9,541
Remaining non-controlling interest	(335)
Net assets	9,206
Total consideration transferred for the acquisition of control of Éxito	9,371
Goodwill	165

Goodwill is not deductible for tax purposes, except on the sale of the investment.

The acquisition-related costs totaled R$198 and were recognized as other operating expenses (note 28).

14.	Investment properties

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

The investment properties of the Group correspond to commercial areas and lots that are maintained for income generation or future price appreciation.

The fair value of investment properties is measured based on assessments performed by third parties.

	Balance at 12.31.2019	Additions	Impairment	Depreciation	Exchange rate	Transfers	Balance at 12.31.2020

Land	656	-	(11)	-	149	(32)	762
Buildings	2,385	6	(11)	(63)	557	(15)	2,859
Construction in progress	10	8	-	-	2	(2)	18
Total	3,051	14	(22)	(63)	708	(49)	3,639

	Balance at 12.31.2018	Additions	Depreciation	Business combination	Exchange rate changes	Transfers	Balance at 12.31.2019

Land	6	2	-	643	11	(6)	656
Buildings	10	10	(4)	2,319	45	5	2,385
Improvements	4	-	-	-	-	(4)	-
Construction in progress	-	-	-	10	-	-	10
Total	20	12	(4)	2,972	56	(5)	3,051

	Balance at 12.31.2020			Balance at 12.31.2019
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	762	-	762	656	-	656
Buildings	2,921	(62)	2,859	2,400	(15)	2,385
Construction in progress	18	-	18	10	-	10
Total	3,701	(62)	3,639	3,066	(15)	3,051

The net result generated by investment properties is as follows:

	2020	2019
Lease revenue	368	31
Operating expenses from investment properties that generate revenue	(78)	(4)
Operating expenses from investment properties that do not generate revenue	(165)	(12)
Net result generated by investment properties	125	15

As of December 31, 2020, the fair value of investment properties in use was R$3,926 (R$3,047 as of December 31, 2019). Key inputs used in the fair value assessment, such as discount rate, vacancy rate and terminal capitalization rate are estimated by advisors or management based on comparable transactions and industry data. The rates vary for each development based on geographic region, development format and are presented below:

	Range
Discount rate	10.00%	15.25%
Vacancy rate	1.00%	10.00%
Terminal capitalization rate	7.50%	8.50%

15.	Property and equipment

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

Asset category	Useful life (in years)
Buildings	40 to 50
Leasehold improvements	24 to 40
Machinery and equipment	10 to 20
Facilities	11
Furniture and fixtures	9 to 12
Others	3 to 5

Property and equipment items and eventual significant parts are written off when sold or no future economic benefits are expected from its use. Any gains or losses arising from the disposals of the assets are included in the statement of operations for the year.

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each reporting period and adjusted prospectively, if applicable. The Company reviewed the useful lives of property and equipment items for fiscal year 2020 and no significant changes were deemed necessary.

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

• Step 2: the Group considers the highest value between: a) the discounted cash flows of stores using sales growth average 4.6% (4.8% in 2019) for periods exceeding the next five years and a discount rate of 7.9% (8.4% in 2019) and b) a valuation prepared by independent experts for owned stores.

The Group assessed if any of its long-lived assets were impaired at December 31, 2020. Based on the tests performed, it was necessary to record a loss amounting to R$23 in the consolidated financial statements. See considerations regarding the effects of the pandemic in note 1.2.

Impairment losses are recognized in profit or loss for the year consistent with the function of the respective impaired asset. Previously recognized impairment losses are reversed only if there is a change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed in future periods.

	Balance at 12.31.2019	Additions	Remeasurement	Impairment	Depreciation	Write-offs	Merger	Transfers (*)	Exchange rate changes	Deconsolidation	Balance at 12.31.2020

Land	3,692	61	-	-	-	(87)	121	(308)	542	(481)	3,540
Buildings	4,869	80	-	(23)	(156)	(145)	-	(308)	705	(608)	4,414
Leasehold improvements	4,441	788	-	-	(429)	(119)	-	262	70	(2,601)	2,412
Machinery and equipment	2,281	308	-	-	(437)	(69)	-	172	151	(637)	1,769
Facilities	580	61	-	-	(67)	(11)	-	(18)	8	(270)	283
Furniture and fixtures	1,007	120	-	-	(193)	(16)	-	62	66	(340)	706
Construction in progress	275	746	-	-	-	(7)	-	(750)	17	(68)	213
Other	74	18	-	-	(28)	-	-	7	1	(38)	34
Total	17,219	2,182	-	(23)	(1,310)	(454)	121	(881)	1,560	(5,043)	13,371

Lease – right of use:
Buildings	7,023	2,001	1,403	-	(928)	(1,005)	-	(3)	402	(2,428)	6,465
Equipment	45	24	(7)	-	(15)	(1)	-	-	9	(6)	49
Land	3	-	-	-	-	-	-	-	-	-	3
	7,071	2,025	1,396	-	(943)	(1,006)	-	(3)	411	(2,434)	6,517
Total	24,290	4,207	1,396	(23)	(2,253)	(1,460)	121	(884)	1,971	(7,477)	19,888

(*) The main effects are R$722 for transfers to held for sale and R$198 for intangibles and (R$49) for investment properties

	Balance at 12.31.2018	Additions	Business Combination	Remeasurement	Depreciation	Write-offs	Transfers	Exchange rate changes	Deconsolidation Via Varejo	Balance at 12.31.2019

Land	1,366	75	2,277	-	-	(30)	(36)	40	-	3,692
Buildings	1,773	237	2,934	-	(67)	(29)	(29)	51	(1)	4,869
Leasehold improvements	3,843	634	334	-	(332)	(382)	407	-	(63)	4,441
Machinery and equipment	1,308	445	672	-	(264)	(36)	180	10	(34)	2,281
Facilities	501	86	64	-	(59)	(16)	30	(2)	(24)	580
Furniture and fixtures	595	163	300	-	(100)	(21)	80	6	(16)	1,007
Construction in progress	176	789	154	-	-	(6)	(903)	3	62	275
Other	59	32	6	-	(24)	(2)	7	-	(4)	74
Total	9,621	2,461	6,741	-	(846)	(522)	(264)	108	(80)	17,219

Lease – right of use:
Buildings	4,422	792	1,727	832	(525)	(152)	52	32	(157)	7,023
Equipment	9	15	25	-	(5)	-	-	1	-	45
Land	-	-	3	-	-	-	-	-	-	3
	4,431	807	1,755	832	(530)	(152)	52	33	(157)	7,071
Total	14,052	3,268	8,496	832	(1,376)	(674)	(212)	141	(237)	24,290

	Balance at 12.31.2020			Balance at 12.31.2019
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	3,540	-	3,540	3,692	-	3,692
Buildings	5,219	(805)	4,414	5,712	(843)	4,869
Leasehold improvements	4,778	(2,366)	2,412	7,065	(2,624)	4,441
Machinery and equipment	4,438	(2,669)	1,769	4,864	(2,583)	2,281
Facilities	725	(442)	283	1,065	(485)	580
Furniture and fixtures	1,966	(1,260)	706	2,196	(1,189)	1,007
Construction in progress	213	-	213	275	-	275
Other	181	(147)	34	256	(182)	74
	21,060	(7,689)	13,371	25,125	(7,906)	17,219

Lease – right of use:
Buildings	10,069	(3,604)	6,465	10,655	(3,632)	7,023
Equipment	105	(56)	49	128	(83)	45
Land	7	(4)	3	6	(3)	3
	10,181	(3,664)	6,517	10,789	(3,718)	7,071
Total	31,241	(11,353)	19,888	35,914	(11,624)	24,290

15.2.	Guarantees

At December 31, 2020 and 2019, the Group had collateralized property and equipment items in relation to certain legal claims, as disclosed in note 22.8.

15.3.	Capitalized borrowing costs

Capitalized borrowing costs for the year ended December 31, 2020 were R$15 (R$26 for the year ended December 31, 2019). The rate used for the capitalization of borrowing costs was 150.67% of Brazilian CDI (136.11% in 2019), corresponding to the effective interest rate of the Group’s borrowings. The effective interest rate was 3.96% in 2020 (6.06% in 2019)

15.4.	Additions to property and equipment for cash flow presentation purposes are as follows:
	2020	2019

Additions (i)	4,207	3,268
Lease	(2,025)	(806)
Capitalized borrowing costs	(15)	(26)
Property and equipment financing - Additions (ii)	(2,001)	(2,116)
Property and equipment financing - Payments (ii)	2,123	2,142
Total	2,289	2,462

(i)	The additions are related to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.
(ii)	The additions to property and equipment above are presented to reconcile the acquisitions during the year with the amounts presented in the statement of cash flows net of items that did not impact cash flow.
15.5.	Other information

At December 31, 2020, the Group recorded in cost of sales an amount of R$232 (R$120 at December 31, 2019) related to the depreciation of its machinery, buildings and facilities related to the distribution centers.

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

	Balance at 12.31.2019	Additions	Amortization	Write-off	Remeasurement	Exchange rate changes	Transfer	Deconsolidation Sendas	Balance at 12.31.2020

Goodwill	1,314	-	-	-	-	39	15	(618)	750
Tradename	3,062	-	(1)	-	-	713	-	(40)	3,734
Commercial rights (note 16.2)	136	6	-	-	-	-	-	(95)	47
Software	888	191	(179)	(2)	-	19	183	(70)	1,030
	5,400	197	(180)	(2)	-	771	198	(823)	5,561
Lease-right of use:
Right of use Paes Mendonça (*)	780	-	(47)	-	49	-	-	(215)	567
Software	56	1	(21)	-	-	-	-	-	36
	836	1	(68)	-	49	-	-	(215)	603
Total	6,236	198	(248)	(2)	49	771	198	(1,038)	6,164

(*) Correspond to the premium paid for the renewal of the agreement with Paes Mendonça to operate certain stores by 30-year term

	Balance at 12.31.2018	Additions	Business combination (*)	Amortization	Write-off	Remeasurement	Exchange rate changes	Transfer	Deconsolidation Via Varejo	Balance at 12.31.2019

Goodwill	1,148	-	165	-	-	-	3	(1)	-	1,315
Tradename	39	-	2,949	-	-	-	66	8	-	3,062
Commercial rights (note 16.2)	111	24	-	-	-	-	-	-	-	135
Software	621	274	60	(110)	(7)	-	1	124	(75)	888
	1,919	298	3,174	(110)	(7)	-	70	131	(75)	5,400
Lease-right of use:
Right of use Paes Mendonça (**)	819	-	-	(45)	-	6	-	-	-	780
Software	80	-	-	(24)	(1)	-	-	-	1	56
	899	-	-	(69)	(1)	6	-	-	1	836
Total	2,818	298	3,174	(179)	(8)	6	70	131	(74)	6,236

(*) See note 13.1

(**) Correspond to the premium paid for the renewal of the agreement with Paes Mendonça to operate certain stores by 30-year term

	Balance at 12.31.2020			Balance at 12.31.2019
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	2,478	(1,728)	750	2,425	(1,111)	1,314
Tradename	3,736	(2)	3,734	3,062	-	3,062
Commercial rights (note 16.2)	47	-	47	135	1	136
Software	2,012	(982)	1,030	1,715	(827)	888
	8,273	(2,712)	5,561	7,337	(1,937)	5,400
Lease-right of use:
Right of use Paes Mendonça	653	(86)	567	836	(56)	780
Software	120	(84)	36	321	(265)	56
	773	(170)	603	1,157	(321)	836
Total intangibles	9,046	(2,882)	6,164	8,494	(2,258)	6,236

16.1.	Impairment assessment on intangible assets with indefinite useful life, including goodwill

The impairment test of intangibles uses the same practices described in Note 15 Property and equipment.

For impairment testing purposes, goodwill acquired through business combinations and licenses (brands) with indefinite life were allocated to a group of cash generating units, which correspond to our operating segments. They are retail and international retail (Éxito).

CGU’s recoverable value is calculated using the value in use based on estimated cash flow based on financial budgets approved by Board of Directors for the next three years. The discount rate used on cash flow projections was 7.9% (8.4% in 2019), and the cash flows exceeding the three-year period are extrapolated using a 4.6% growth rate (4.8% on December 31, 2019).  Based on this analysis no impairment charges were recorded. See considerations regarding the pandemic effects of COVID-19 in note 1.2.

The Éxito Group discount rate applied to cash flow projections is 6.5% (and cash flows exceeding the three-year period are extrapolated using a growth rate of 3%) in Colombia. The discount rate applied to cash flow projections is 9.4% (and cash flows exceeding the three-year period are extrapolated using a growth rate of 6.3%) in Uruguay. The discount rate applied to cash flow projections is 58.1% for 2021, 47.9% for 2022, 38.9% for 2023, 33.5% para 2024, 30.2% for 2025, 27.8% for 2026, 26.4% for 2027, 25.3% for 2028, 22.1% for 2029 and 19.6% for 2030 onwards and growth rate is 5.0% in Argentina. Based on this analysis no impairment charges were recorded.

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

16.3.	Additions to intangible assets for cash flow presentation purposes:
	2020	2019

Additions	198	298
Lease	-	(1)
Intangible assets financing - Addition	(1)	(23)
Intangible assets financing - Payments	4	46
Total	201	320

17.	Trade payables, net
	2020	2019

Product suppliers	10,907	14,371
Service suppliers	904	977
Bonuses from suppliers (note 17.2)	(387)	(461)
	11,424	14,887
17.1.	Agreement between suppliers, the Group and banks

The Group entered into certain agreements with financial institutions in order to allow suppliers to use the Group's lines of credit, and to anticipate receivables arising from the sale of goods and services.

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

18.	Borrowings and financing
18.1.	Debt breakdown
	Weighted average rate	2020	2019

Debentures and promissory note
Debentures, certificate of agribusiness receivables and promissory notes (note 18.4)	CDI + 1.27% per year	4,598	11,863
		4,598	11,863

Borrowings and financing
Local currency
BNDES	4.07% per year	-	27
Working capital	CDI + 2.37% per year	2,689	1,008
Working capital	TR + 9.80 % per year	13	99
Swap contracts (note 18.7)	CDI – 0.02% per year	(2)	(12)
Unamortized borrowing costs		(13)	(22)
		2,687	1,100
Foreign currency (note 18.5)
Working capital	USD + 2.27% per year	271	846
Working capital	IBR 3M + 3.8%	1,534	323
Working capital Argentina	Pré: 29.43%	26	-
Credit letter		12	12
Swap contracts (note 18.7)	CDI + 2.0% per year	12	(15)
Swap contracts (note 18.7)	IBR 3M + 3.8%	1	(19)
NDF Contracts – Derivatives		-	(1)
Unamortized borrowing costs		(1)	(1)
		1,855	1,145
Total		9,140	14,108

Current assets		-	73
Non-current assets		11	13
Current liabilities		2,309	3,488
Non-current liabilities		6,842	10,706

18.2.	Changes in borrowings
At December 31, 2019	14,108
Additions	7,262
Accrued interest	755
Accrued swap	(343)
Mark-to-market	14
Adjustment to present value	115
Monetary and exchange rate changes	331
Borrowing cost	53
Interest paid	(774)
Payments	(5,125)
Swap paid	333
Foreign currency translation adjustment	173
Deconsolidation Sendas	(7,762)
At December 31, 2020	9,140

At December 31, 2018	5,286
Additions	13,604
Accrued interest	678
Accrued swap	(11)
Mark-to-market	(47)
Monetary and exchange rate changes	(13)
Borrowing cost	31
Interest paid	(504)
Payments	(9,551)
Swap paid	103
Acquisition of company	4,527
Foreign currency translation adjustment	80
Desconsolidation Via Varejo	(75)
At December 31, 2019	14,108

18.3.	Maturity schedule of non-current borrowings and financing
Year

From 1 to 2 years	4,756
From 2 to 3 years	1,426
From 3 to 4 years	237
From 4 to 5 years	230
After 5 years	195
Subtotal	6,844

Unamortized borrowing costs	(13)
Total	6,831

18.4.	Debentures, Promissory Note and Certificate of Agribusiness Receivables

				Date				Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Financial charges	Unit price (in reais)	12.31.2020	12.31.2019

14th Issue of Debentures – CBD and CRA	No preference	1,080	1,080,000	04/17/17	04/13/20	-	-	-	1,091
15th Issue of Debentures – CBD	No preference	800	800,000	01/17/18	01/15/21	150.00% of CDI	564	451	821
16th Issue of Debentures – CBD (1st series)	No preference	700	700,000	09/11/18	09/10/21	162.71% of CDI	1,015	711	712
16th Issue of Debentures – CBD (2nd series)	No preference	500	500,000	09/11/18	09/12/22	163.56% of CDI	1,042	521	508
17th Issue of Debentures - CDB	No preference	2,000	2,000,000	01/06/20	01/06/23	CDI + 1.45% per year	1,017	2,033	-
4th Issue of Promissory Notes – CBD	No preference	800	800	01/10/19	01/09/22	163.13% of CDI	1,113,594	891	849
1th Issue of Promissory Notes – Sendas (1st series)	No preference	50	1	07/04/19	07/03/20	CDI + 0.72% per year	-	-	52
1th Issue of Promissory Notes – Sendas (2nd series)	No preference	50	1	07/04/19	07/05/21	CDI + 0.72% per year	-	-	52
1th Issue of Promissory Notes – Sendas (3nd series)	No preference	50	1	07/04/19	07/04/22	CDI + 0.72% per year	-	-	52
1th Issue of Promissory Notes – Sendas (4nd series)	No preference	250	5	07/04/19	07/04/23	CDI + 0.72% per year	-	-	258
1th Issue of Promissory Notes – Sendas (5nd series)	No preference	200	4	07/04/19	07/04/24	CDI + 0.72% per year	-	-	206
1th Issue of Promissory Notes – Sendas (6nd series)	No preference	200	4	07/04/19	07/04/25	CDI + 0.72% per year	-	-	206
1th Issue of Debentures – Sendas (1nd series)	No preference	2,000	2,000,000	09/04/19	08/20/20	-	-	-	1,001
1th Issue of Debentures – Sendas (2nd series)	No preference	2,000	2,000,000	09/04/19	08/20/21	CDI + 1.74% per year	-	-	2,044
1th Issue of Debentures – Sendas (3nd series)	No preference	2,000	2,000,000	09/04/19	08/20/22	CDI + 1.95% per year	-	-	2,046
1th Issue of Debentures – Sendas (4nd series)	No preference	2,000	2,000,000	09/04/19	08/20/23	CDI + 2.20% per year	-	-	2,047
Borrowing cost							-	(9)	(82)
								4,598	11,863

Current liabilities								1,220	2,287
Non-current liabilities								3,378	9,576

GPA issues debentures to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

Principal is paid in full on maturity date with semi-annually interest payments ( 14th, 15th, and 16th issue of CBD).

The 15th issue could be redeemed starting on December 15, 2018, the16th on December 10, 2018, and the 17th on April 6, 2020.

On April 17, 2017, CBD launched the 14th issuance of simple debentures, non-convertible into shares, unsecured, in a single series, which was placed privately with Ares Serviços Imobiliários Ltda., which was later assigned and transferred to Ápice Securitizadora S.A., that acquired the Debentures and the Certificate of Agribusiness Receivables with the purpose to bind with the 7th series of the 1st issuance of Certificate of Agribusiness Receivables (CRA). The proceeds were used exclusively for purchasing agribusiness products, such as fruits, vegetables, dairy, and animal’s protein from rural producers and cooperatives. The amount of R$ 1,080 was paid on April 13, 2020, with interest of 96% of the CDI.

On January 17, 2018, CBD performed the 15th issuance of simple debentures, non-convertible into shares, unsecured, in a single series. The resources are used to increase working capital and to extend the indebtedness profile. The amount of R$ 800 has maturity on January 15, 2021, with interest of 104.75% of CDI that will be paid semiannually.

On September 11, 2018, CBD launched the 16th issuance of simple debentures, non-convertible to shares, unsecured, in two series. The proceeds were used to increase working capital and extend the indebtedness profile. The total amount of R$ 1,200, being the first series matures on September 10, 2021 and the second series matures on September 10, 2022, with interest of 106.00% of CDI for the first series and 107.40% for the second series with semiannually payment.

On January. 6, 2020, CBD launched the 17th issuance of simple debentures, non-convertible to shares, unsecured, in single series. The resources are used to increase working capital and to extend the indebtedness profile. The total amount of R$ 2,000 has two maturities on January 6, 2022 and 2023, with interest of CDI + 1.45% that will be paid semiannually.

In the third quarter of 2019, occurred the first issue of commercial promissory notes of Sendas in 6 series, with a nominal value of R$50 to R$250 and a total of R$800.

On December 17, 2018, CBD approved the 4th issue of promissory notes in a single series. The resources are used to increase working capital and extend the indebtedness profile. The total amount was R$800, has maturity on January 9, 2022 and interest of 105.75% of CDI.

In the year, there was also the first issue of Sendas of simple, not convertible debentures into shares, in four series with a nominal value of R$2,000 Reais each, with a maturity between 1 and 4 years, totaling of R$8,000. These funds were used to finance the acquisition of Éxito shares in connection with the proposed reorganization operations in Latin America, as disclosed in note 13.1.

18.5.	Borrowings in foreign currencies

On December 31, 2020 the Group has loans in foreign currencies (US dollar) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments.

18.6.	Guarantees

The Group has signed promissory notes for some loan contracts.

18.7.	Swap contracts

The Group uses swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective to protect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate in December 2020 was 2.76% (5.96% as of December 31, 2019).

18.8.	Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies, the Company is required to maintain certain debt financial covenants. In connection of the reorganization disclosed, certain conditions were renegotiated. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At December 31, 2020, GPA complied with these ratios.

19.	Financial instruments

The main financial instruments and their carrying amounts, by category, are as follows:

	Carrying amount
	2020	2019

Financial assets:
Amortized cost
Related parties - assets	154	104
Trade receivables and other receivables	1,614	924
Others assets	48	51
Fair value through profit or loss
Cash and cash equivalents	8,711	7,954
Financial instruments – Fair value hedge	11	86
Financial instruments about lease – Fair value hedge	1	-
Others assets	2	2
Fair value through other comprehensive income
Trade receivables - credit card companies and sales vouchers	113	377
Others assets	28	19
Financial liabilities:
Other financial liabilities - amortized cost
Related parties – liabilities	(194)	(215)
Trade payables	(11,424)	(14,887)
Financing for purchase of assets	(100)	(231)
Debentures and promissory notes	(4,598)	(11,863)
Borrowings and financing	(4,247)	(1,348)
Lease	(8,372)	(8,667)
Fair value through profit or loss
Borrowings and financing (Hedge accounting underlying)	(284)	(944)
Financial instruments – Fair Value Hedge – liabilities side	(22)	(39)
Financial instruments about lease – Fair value hedge – liabilities side	(2)	-
Suppliers financial instruments - Fair value hedge - liabilities side	(25)	(8)
Disco Group put option (*)	(636)	(466)

(*) See note 19.3.

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

The Group capital structure is as follows:

	2020	2019

Cash and cash equivalents	8,711	7,954
Financial instruments – Fair value hedge	(37)	39
Borrowings, financing and debentures	(9,129)	(14,155)
Other liabilities with related parties (*)	(120)	(124)
Net financial debt	(575)	(6,286)
Shareholders’ equity	(16,807)	(13,548)

Net debt to equity ratio	3%	46%

(*) Represents amount payable to Greenyellow related to the purchase of equipment.

(v)	Liquidity risk management

The Group manages liquidity risk through the daily analysis of cash flows and maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Group’s financial liabilities as at December 31, 2020.

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings	1,174	3,761	181	5,116
Debentures and promissory notes	1,259	3,551	-	4,810
Derivative financial instruments	(22)	43	-	21
Lease liabilities	1,606	5,226	8,172	15,004
Trade payables	11,424	-	-	11,424
Total	15,441	12,581	8,353	36,375

(vi)	Derivative financial instruments

Swap transactions are designated as fair value hedges, with the objective to hedge the exposure to changes in foreign exchange rates and fixed interest rates (U.S. dollars), converting the debt into domestic interest rates and currency.

At December 31, 2020 the notional amount of these contracts was R$301 (R$955 at December 31, 2019. These transactions are usually contracted under the same terms of amounts, maturities, and carried out with the financial institution of the same economic group, observing the limits set by Management.

According to the Group’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” and “forwards” transactions to hedge against debts.

The Group calculates the effectiveness of hedge transactions at the inception date and on a continuing basis. Hedge transactions contracted in the year ended December 31, 2020 were effective in relation to the covered risk. For derivative transactions that qualify as hedge accounting, the debt, which is the hedged item, is also adjusted to fair value.

		Notional value		Fair value
		2020	2019	2020	2019
Fair value hedge
Hedge object (debt)		301	955	284	944

Long position (buy)
Prefixed rate	TR + 9.80% per year	21	127	13	99
US$ + fixed	USD + 2.27 % per year	280	828	271	846
		301	955	284	945
Short position (sell)
	CDI + 1.92% per year	(301)	(955)	(294)	(917)

Hedge position - asset		-	-	11	57
Hedge position - liability		-	-	(21)	(29)
Net hedge position		-	-	(10)	28

Realized and unrealized gains and losses on these contracts during the year ended December 31, 2020 are recorded as financial income or expenses and the balance payable at fair value is

R$10 (receivable from R$28 as of December 31, 2019). Assets are recorded as “Financial instruments” and liabilities as “Borrowings and financing”

The effects of the fair value hedge recorded in the statement of operations for the year ended December 31, 2020 resulted in a gain of R$282 (gain of R$24 as of December 31, 2019 and a gain of R$6 as of December 31, 2018).

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

For the probable scenario, weighted exchange rate was R$5.28 on the due date, and the interest rate weighted was 2.85% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating that the effects are not significant.

The Group disclosed the net exposure of the derivative financial instruments, each of the scenarios mentioned above in the sensitivity analysis as follows:

(i)	Other financial instruments

Transactions	Risk (CDI variation)	Balance at 2020	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	CDI-0.02% per year	(11)	(1)	(1)	(1)
Fair value hedge (exchange rate)	CDI+2.00% per year	(283)	(11)	(13)	(16)
Debentures and promissory notes	CDI+1.27% per year	(4,607)	(133)	(166)	(199)
Bank loans	CDI+2.37% per year	(2,689)	(82)	(103)	(123)
Total borrowings and financing exposure		(7,590)	(227)	(283)	(339)

Cash and cash equivalents (*)	96.93% of CDI	4,784	106	133	159
Net exposure		(2,806)	(121)	(150)	(180)

(*) Weighted average

The Éxito Group's sensitivity analysis considers the economic environment in which this company operates. In scenario I, the observable rates are used. In scenario II it is considered an increase of 10% and in scenario III it is a decrease of 10%.

Scenario I: Reference Bank Index in Colombia (IBR) available 1.693%.

Scenario II: 1.693% increase in IBR and for Libor at 90 days an increase of 0.01583%

Scenario III: 1.693% decrease in IBR and for Libor at 90 days a decrease of 0.01583%

		Market projection
Transactions	Balance 2020	Scenario I	Scenario II	Scenario III

Bank loans and swap	1,599	(13)	(44)	(18)

19.3.	Fair value measurements

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

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, for which the fair value is disclosed in the consolidated financial statements:

	Carrying amount	Fair value
	12.31.2020	12.31.2020	Level
Financial assets and liabilities
Trade receivables with credit card companies and sales vouchers	113	113	2
Cross-currency interest rate swap	(12)	(12)	2
Interest rate swaps	(23)	(23)	2
Forward between Currencies	(2)	(2)	2
Borrowings and financing (FVPL)	(284)	(284)	2
Borrowings and financing and debentures (amortized cost)	(8,845)	(8,241)	2
Disco Group put option (*)	(636)	(636)	3
Total	(9,689)	(9,085)

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

There were no changes between the fair value measurements hierarchy levels during the year ended December 31, 2020.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate and current and future foreign exchange rate.

19.4.	Consolidated position of derivative transactions

The Group has derivative contracts with the following financial institutions: Itaú BBA, Scotiabank, Bogotá Bank, BBVA, Davivenda, Bancolombia, Santander, Banco Popular, Banco Occidente and Corficolombia.

The outstanding derivative financial instruments are presented in the table below:

Risk	Notional (millions)	Due date	2020	2019

Debt
USD - BRL	US$ 160	2020	-	16
USD - BRL	US$ 50	2023	(12)	-
Interest rate - BRL	R$ 21	2026	2	2
Interest rate - BRL	R$ 106	2027	-	10
Derivatives - Fair value hedge - Brazil			(10)	28

Debt
USD - COP		2020	-	20
USD - COP	US$ 2	2022	1	1
Interest rate - COP	COP 383.235	2021	(2)	(1)
Interest rate - COP	COP 132.917	2022	(1)	-
			(2)	20

Trade payables
EUR - COP	EUR 5	2021	(2)	-
USD - COP	USD 55	2021	(23)	-
			(25)	-

Derivatives – Éxito Group			(27)	20

20.	Taxes payable

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

20.1.	Taxes and contributions payable and taxes payable in installments are as follows:
	2020	2019

Taxes payable in installments - Law 11,941/09 (ii)	244	355
Taxes payable in installments – PERT(i)	151	162
ICMS	99	96
PIS and COFINS	9	7
Provision for income tax and social contribution	13	-
Withholding Income Tax	2	1
INSS	5	6
Other	25	60
Taxes payable – Éxito Group	285	220
	833	907

Current	585	531
Non-current	248	376

(i)	In 2017, the Group decided to include certain federal tax debts in the Special Program on Tax Settlements – PERT (“PERT Program. The program allows the payment of certain taxes in monthly installments, and granted discounts on interest and penalties. The Group included tax debts related to (i) tax assessments over purchase transactions, manufacturing and exports sales of soil beans (PIS/COFINS), (ii) non-validation of tax offsets (IRPJ, PIS/COFINS); and other tax debts previously classified as possible risks related mainly to CPMF(Contribuição provisória sobre movimentação financeira) and other claims - (See note 22.2). The PERT liability is being settled in monthly installments up to 12 years. The Group is in compliance with the obligations assumed under the PERT Program.
(ii)	Federal tax installment payment program, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, a special federal tax and social security debt installment program, for debts overdue until November 2008, which granted several benefits to its participants, such as reduction of fines, interest rates and penalties, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months, use of restricted deposits linked to the claim to reduce the balance. The program also allows the gains arising from reduction of fines and penalties not to be taxable for income taxes purposes. The Group is in compliance with the terms and conditions of these tax payment program.

20.2.	Maturity schedule of taxes payable in installments in non-current liabilities:
From 1 to 2 years	87
From 2 to 3 years	73
From 3 to 4 years	25
From 4 to 5 years	12
After 5 years	51
248

21.	Income tax and social contribution

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

21.1.	Income tax and social contribution effective rate reconciliation
	2020	2019	2018
		Note 2	Note 2
Income (loss) before income tax and social contribution (Continued operations)	1,901	(368)	83
Credit (expense) of Income tax and social contribution expense at the nominal rate.	(542)	105	(28)
Tax penalties	(11)	(16)	(20)
Share of profit of associates	19	(2)	15
Interest on own capital (*)	(78)	(4)	54
Tax benefits	12	6	15
Sendas spin-off	(74)	-	-
Other permanent differences	12	6	5
Effective income tax and social contribution expense	(662)	95	41

Credit (expense) income tax and social contribution expense for the year:
Current	(371)	249	(41)
Deferred	(291)	(154)	82
Credit (expense) income tax and social contribution expense	(662)	95	41
Effective rate	34.82%	25.82%	-49.40%

(*) Effect of income tax on interest on own capital.

Income tax expense calculated on the sale of Via Varejo in 2019 totaled R$199 (see note 12.4), presented in the result of discontinued operations.

The nominal rate is 34% for subsidiaries located in Brazil, 32% for subsidiaries based in Colombia, 25% for subsidiaries based in Uruguay and 30% for subsidiaries based in Argentina. The Company does not pay social contribution based on a final favorable court decision in the past; therefore, its nominal rate is 25%.

21.2.	Breakdown of deferred income tax and social contribution

	2020			2019
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	514	-	514	453	-	453
Provision for contingencies	376	-	376	321	-	321
Goodwill tax amortization	-	(496)	(496)	-	(604)	(604)
Mark-to-market adjustment	-	(6)	(6)	-	(7)	(7)
Technological innovation – future realization	-	(5)	(5)	-	(7)	(7)
Fixed assets, tradename and investment property	-	(1,681)	(1,681)	-	(1,359)	(1,359)
Unrealized gains with tax credits	-	(402)	(402)	82	(322)	(240)
Net adjustments of IFRS 16	389	-	389	356	-	356
Cash flow hedge	11	-	11	-	(80)	(80)
Other	29	-	29	117	-	117
Presumed profit on equity of Éxito	237	-	237	192	-	192
Deferred income tax and social contribution assets (liabilities)	1,556	(2,590)	(1,034)	1,521	(2,379)	(858)

Off-set assets and liabilities	(1,556)	1,556	-	(1,184)	1,184	-
Deferred income tax and social contribution assets (liabilities), net	-	(1,034)	(1,034)	337	(1,195)	(858)

Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income. This assessment was based on information from the strategic planning report previously approved by the Group’s Board of Directors.

The Company estimates the recovery of the deferred tax assets as follows:

Up to one year	143
From 1 to 2 years	238
From 2 to 3 years	211
From 3 to 4 years	218
From 4 to 5 years	225
Above 5 years	521
1,556

21.3.	Movement in deferred income tax and social contribution
	2020	2019	2018
		Note 2	Note 2
Opening balance	(858)	(225)	(95)
Credit (expense) for the year – Continuing operations	(291)	(154)	82
Credit (expense) for the year - Discontinued operations	214	(122)	(87)
Tax on discontinued operations	-	314	(61)
Income tax related to OCI - Continuing operations	-	1	(1)
Income tax related to OCI - Discontinued operations	-	(20)	3
Business combination	-	(747)	-
Exchange rate changes	(188)	(18)	-
Assets held for sale and discontinued operations	-	122	(64)
Deconsolidation - Sendas	91	-	-
Other	(2)	(7)	(2)
At the end of the period	(1,034)	(856)	(225)

22.	Provision for contingencies

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

	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2019	841	319	145	1,305
Additions	331	166	166	663
Payments	(13)	(75)	(73)	(161)
Reversals	(67)	(83)	(70)	(220)
Monetary adjustment	(3)	38	21	56
Exchange rate changes	17	2	5	24
Deconsolidation Sendas (*)	(169)	(64)	(49)	(282)
Balance at December 31, 2020	937	303	145	1,385

(*) As result of the Sendas’ spin-off, the balances of provisions for legal demands totaling R$ 292 were deconsolidated, of which R$179 of tax contingencies, R$64 of labor contingencies, and R$49 of civil contingencies and others.

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

The main provisioned tax claims are as follows:

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basic food basket” had no right to fully take the ICMS credits on the purchase. The Group, with the assistance of its legal counsel, decided to record a provision in relation to this matter amounting to R$27 as of December 31, 2020 (R$50 as of December 31, 2019). The amounts accrued represent Management’s best estimate of the future probable cash disbursement to settle this claim. On May 9, 2019, the STF upheld the previous understanding and did not comply with the request for modulation of the effects of the decision. However, this decision did not have a major impact on the Group's financial information, since the amount was fully provisioned.

Additionally, there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions the Group accrued R$292 (R$268 in December 2019) representing the estimation of probable loss evaluated by management based on documentation evidence aspect of the claims.

Other tax claim

According to the assessment of its external legal counsel, were provisioned by the Group refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) challenge on the State Finance Department on the ICMS tax rate calculated on energy bills; (iii) undue credit (iv) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (v) IPI requirement on the resale of imported products; (vi) other minor claims. The amount accrued for these claims as of December 31, 2020 was R$470 (R$345 as of December 31, 2019).

Supplementary Law 110/2001

The Group claims in court the eligibility to not pay to the Government Severance Indemnity Fund for Employees (FGTS) costs. The accrued amount as of December 31, 2020 is R$60 (R$96 in December 31, 2019).

Indemnification with Sendas

The Company is responsible for the legal proceedings of Sendas Distribuidora prior to Assai's activity. At December 31, 2020, the accrued amount of tax lawsuits is R$115 (R$104 at December 31, 2019).

Éxito Group

Éxito and its subsidiaries discuss tax claims related to value added tax, property tax and industry and commerce taxes in the amount of R$88 at December 31, 2020 (R$78 at December 2019).

22.2.	Labor and social security taxes

The Group is part in various labor lawsuits mainly due to termination of employees in the ordinary course of business. At December 31, 2020, the Group recorded a provision of R$303 (R$319 as of December 31, 2019). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when the related amounts can be reasonably estimated, based on past experiences in relation to the amounts claimed.

22.3.	Civil and others

The Group is part in civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. Management records a provision for amounts it considers sufficient to cover unfavorable court decisions, when its internal and external legal counsels assess that a negative outcome is probable.

Among these lawsuits, we highlight the following:

•	The Group is part in various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Group recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the owner of the property, when its internal and external legal counsels assessed that it is probable that such difference will be actually paid by the Group. As of December 31, 2020, the amount accrued for these lawsuits is R$34 (R$68 as of December 31, 2019), for which there are no corresponding restricted deposits.
•	The Group is part of claims related to penalties applied by regulatory agencies, from the Federal, State and Municipal Administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Management, with the assistance of its legal counsels, assessed these claims, and recorded a provision. On December 31, 2020 the amount of this provision is R$40 (R$24 on December 31, 2019).
•	The subsidiary Éxito and its subsidiaries respond to certain lawsuits related to civil liability claims, lawsuits for rental conditions and other matters in the amount of R$35 on December 31, 2020 (R$17 on December 31, 2019).
•	In relation to the provisioned amounts remaining for other civil jurisdiction claims on December 31, 2019, it is R$36 (R$36 on December 31, 2019).

Total civil lawsuits and other claims as of December 31, 2020 amount to R$145 (R$145 as of December 31, 2019).

22.4.	Possible contingent liabilities

The Group is part of other litigations for which an outcome has been assessed by Management with the support of legal advisors as possible, therefore, the Group has not recorded a provision. Possible losses amounted to R$10,081 as of December 31, 2020 (R$10,829 on December 31, 2019), and are mainly related to:

•	INSS (Social Security Contribution) –The Group was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, totaling R$473, as December 31, 2020 (R$453 as of December 31, 2019). The claims are under administrative and court discussions. On August 28, 2020, the Federal Supreme Court (STF), in a general repercussion decision, recognized the constitutionality of the incidence of social security contributions on one-third vacation pay. The Company has been following the development of these issues, and together with its legal advisors, has concluded that the elements until now do not require to record a provision for losses.

•	IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – Group has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$575 as of December 31, 2020 (R$1,055 as of December 31, 2019).
•	COFINS, PIS and IPI – the Group has been challenged about offsets of IPI credits acquired from third parties with a final and an-appeal over the decision, fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits, among other minor claims. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,940 as December 31, 2020 (R$2,022 as of December 31, 2019).
•	ICMS – The Group received tax assessment notices by the State tax authorities in relation to: (i) utilization of energy bills credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) purchases of merchandise for resale (own ICMS); (iv) sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$5,572, as of December 31, 2020 (R$6,773 as of December 31, 2019), which await a decision at the administrative and court levels.
•	Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, penalties for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$143 as December 31, 2020 (R$123 as of December 31, 2019), which await decision at the administrative and court levels.
•	Other litigations – these refer to administrative proceedings and lawsuits in which the Group claims the renewal of rental agreements and setting of rents according to market values in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, totaling R$374 as December 31, 2020 (R$403 as of December 31, 2019).
•	The subsidiary Éxito and its subsidiaries have an amount of R$4 of lawsuits with probability of possible losses on December 31, 2020 (R$72 as of December 31, 2019), mostly related to tax claims.

The Group is part of other tax claims, including the improper tax deduction of goodwill amortization, for which, based on the management’s understanding and assessment of external legal counsel, the Group has the right for an indemnization from its former and current shareholders, related to the years 2007 to 2013. These assessments amounted to R$1,432 on December 31, 2020 (R$1,409 on December 31, 2019).

The Group is responsible for the legal processes of GLOBEX prior to the association with Casas Bahia (Via Varejo). As of December 31, 2020, the amount involved in tax proceedings is R$456 (R$484 as of December 31, 2019).

The Company is responsible for the legal proceedings of Sendas Distribuidora prior to the Assai activity. At December 31, 2020, the amount involved is R$1,420, of which tax R$1,378 and civil and others R$42 (R$1,382 at December 31, 2019).

The Group engages external legal counsels to represent it in the tax assessments, whose fees are contingent on the final outcome of the lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of December 31, 2020 the estimated amount, in case of success in all lawsuits, is approximately R$174 (R$205 as of December 31, 2019).

22.5.	Restricted deposits for legal proceedings

The Group is challenging the payment of certain taxes, contributions and labor-related obligations and has made restricted deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Group has recorded restricted deposits as follows.

	2020	2019

Tax	123	242
Labor	407	474
Civil and other	33	79
Total	563	795
22.6.	Guarantees
Lawsuits	Property and equipment		Letter of Guarantee		Total
	2020	2019	2020	2019	2020	2019

Tax	733	843	10,022	9,162	10,755	10,005
Labor	-	-	613	539	613	539
Civil and other	9	11	558	469	567	480
Total	742	854	11,193	10,170	11,935	11,024

The cost of letter of guarantees is approximately 0.49% per year of the amount of the lawsuits and is recorded as financial expense.

The Company is responsible for the legal claims of Sendas Distribuidora related to periods when activities in Sendas Distribuidora were related to the traditional retail. In relation to these legal claims there are letters of guarantee and insurance issued in the amount of R$ 201 at December 31, 2020.

22.7.	Deduction of ICMS from the calculation basis for PIS and COFINS

Since the adoption of the non-cumulative regime to calculate PIS and COFINS, the Group has claimed the right to deduct ICMS taxes from the calculation basis of PIS and COFINS. On March 15, 2017, the Supreme Court ruled that ICMS should be excluded from the calculation basis of PIS and COFINS.

Since such decision, the proceedings have been brought forward by our legal advisors without any change in management's judgment, but without the final decision on the appeal filed by the Attorney General. The Group and its external legal counsel believe that the decision on this appeal will not limit the right of the lawsuit filed by the Group, however, the elements of the lawsuit were still pending decision and do not allow the recognition of assets related to the credits to be raised since filing of the lawsuit in 2003. In 2019, certain of the Company’s subsidiaries had final court decision and recorded PIS and COFINS credits of R$382, of which R$198 was recognized as financial income.

On October 29, 2020, a final decision was issued in favor of the Company and granted a tax credit, of approximately R$1,609 (of which R$613 in the financial result), net of provisions for portions that are eventually considered unrealizable. The Group made the calculations based on the understanding of its legal advisors. This tax credit is subjected to certain administrative proceeding within the Brazilian Tax Authorities, and the Company estimates to realize the credits within 5 (five) years.

Similarly, Via Varejo obtained a favorable decision in May, 2020, which includes amount for which GPA is entitled to be reimbursed for, according to the terms of the association agreement signed between GPA and the Klein family in the transaction that created Via Varejo. The periods which GPA is entitled to be reimbursed relate to the subsidiary Globex (that was merged in the formation of Via Varejo) for the years between 2003 and 2010.

CBD has already recognized in fiscal year 2020, R$231 of a receivable with Via Varejo. The related gain is recognized in the net result of discontinued operations. In addition, the Company believes it is entitled to an outstanding amount of R$277, to be confirmed by documents to be provided by Via Varejo.

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

Variable rents are recognized as income in the years in which they are earned.

Aging of leases liability:

Leasing contracts totaled R$8,374 as of December 31, 2020 (R$8,667 as of December 31, 2019), as presented in the following table:

	2020	2019

Lease liability – minimum lease payments:
Up to 1 year	947	937
1 - 5 years	3,053	2,936
Over 5 years	4,374	4,794
Present value of finance lease agreements	8,374	8,667

Future financing charges	6,630	8,007
Gross amount of finance lease agreements	15,004	16,674

The interest expense on lease liabilities is presented in note 29. The average incremental borrowing rate of the Group at the date of signing the agreements was 9.41% in the year ended December 31, 2020 (10.73% in 2019 and 12.61% in 2018).

23.2.	Movement of lease liabilities

At December 31, 2019	8,667
Additions	2,025
Remeasurement	1,445
Accrued interest	958
Payments	(1,680)
Anticipated lease contract termination	(698)
Exchange rate changes	433
Deconsolidation of Sendas	(2,776)
At December 31, 2020	8,374

Current	947
Non-current	7,427

At December 31, 2018	5,787
Additions	807
Remeasurement	838
Accrued interest	862
Payments	(1,498)
Anticipated lease contract termination	(116)
Business combination (Éxito)	1,817
Exchange rate changes	33
Deconsolidation Via Varejo	137
At December 31, 2019	8,667

Current	937
Non-current	7,730

23.3.	Lease expense on variable rents, low value assets and short-term agreements

	2020	2019	2018
Expenses (income) for the year:		Note 2	Note 2
Variable (0.1% to 4.5% of sales)	40	19	11
Sublease rentals (*)	(196)	(210)	(191)

(*) Refers to revenues from lease agreements from commercial shopping malls and spaces rented in the stores.

24.	Deferred revenues

The Group received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the subsidiary Sendas received amounts for the rental of back lights for exhibition of products from certain suppliers at its stores.

	2020	2019

Deferred revenue in relation to sale of real estate property	8	10
Additional or extended warranties	12	16
Services rendering agreement - Allpark	8	9
Revenue from credit card operators and banks	80	84
Back lights	-	142
Gift Card	131	99
Others	77	31
	316	391

Current	297	365
Non-current	19	26

25.	Shareholders’ equity
a.	Capital stock

On March 02, 2020 the conversion process of the preferred shares into common shares was completed and GPA started trading on the Novo Mercado The subscribed and paid-up capital as of December 31, 2020 is represented by 268,352 (267,997 as of December 31, 2019) in thousands of registered shares with no par value. As a result of the spin-off of Sendas, there was a capital reduction in the amount of R$ 1,216. At December 31, 2020, capital is R$ 5,650 (R$ 6,857 at December 31, 2019).

The Company is authorized to increase its capital stock up to the limit of 400,000 shares, regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors.

At the Board of Directors’ Meetings held on February 19, 2020, March 24, 2020, May 13, 2020, July 29, 2020 and October 28, 2020, it was approved a capital increase totaling R$9 through the issuance of 354 thousand shares. At the Board of Directors’ Meetings held on February 20, 2019, May 7, 2019, June 24, 2019 and July 24, 2019, it was approved a capital increase totaling R$32 through the issuance of 1,152 thousands of shares.

b.	Share rights

Pursuant to the Brazilian Corporation Law, the Bylaws or the resolutions taken by the shareholders in a General Meeting may not deprive the shareholders of their right to: (i) participate in the Company's corporate profits; (ii) participate, in the event of liquidation of the Company, in the distribution of any remaining assets, in proportion to their interest in the capital stock; (iii) supervise the management, as provided for in the Brazilian Corporation Law; (iv) preference in the subscription of future capital increases, except in certain circumstances provided for in the Brazilian Corporation Law; and (v) withdraw from the Company in the cases provided for in the Brazilian Corporation Law.

Regarding the right to dividends, the Bylaws provide that 25% of the annual adjusted net profit must be available for distribution as mandatory dividend or payment of interest on equity in any fiscal year.

c.	Earnings reserve
(i)	Legal reserve: corresponds to appropriations of 5% of net income of each year, limited to 20% of the capital.
(ii)	Business growth reserve: corresponds to appropriations of the amount determined by shareholders to reserve funds to finance additional fixed and working capital investment through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders’ meeting.
d.	Stock options

The Company recognizes the expenses associated to the group of executives’ share-based payments in accordance with IFRS 2 – Share-based payment.

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

The following describes the Stock Option Plans on December 31, 2020.

Compensation Plan

The Compensation Plan is managed by the Board of Directors, who has assigned to the Human Resources and the Compensation Committee the responsibility to grant the options and act as an advisory in managing the Compensation Plan (the "Committee").

Committee members meet to decide on the grant of options and Compensation Plan series or whenever necessary. Each series of the options granted are assigned the letter "B" followed by number. For the year ended December 31, 2020, the B5 and B6 Series of the Compensation Plan were granted.

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

Committee members meet when options under the Option Plan are granted, and, when necessary, to make decisions in relation to the Stock Option Plan. Each series of options granted receive the letter "C" followed by a number. For the year ended December 31, 2020, the series C5 and C6 of the Option Plan were granted.

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

Information on the plans are summarized below:

					2020
					Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Expired	Outstanding
B4	05/31/2017	05/31/2020	0.01	537	(450)	(55)	(32)	-
C4	05/31/2017	05/31/2020	56.78	537	(382)	(60)	(95)	-
B5	05/31/2018	05/31/2021	0.01	594	(152)	(49)	-	393
C5	05/31/2018	05/31/2021	62.61	594	(142)	(58)	-	394
B6	05/31/2019	05/31/2022	0.01	434	(13)	(29)	-	392
C6	05/31/2019	05/31/2022	70.62	331	(5)	(37)	-	289
				3,027	(1,144)	(288)	(127)	1,468

Consolidated information of share-based payment plans – GPA

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

At December 31, 2020 there were 239 thousands treasury preferred shares which may be used upon exercised of the options granted in the plan. The preferred share market price was R$75.05 per share.

The table below shows the dilutive effect if all options granted were exercised:

	2020	2019

Number of shares	268,352	267,997
Balance of effective stock options granted	1,468	2,153
Maximum percentage of dilution	0.55%	0.80%

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

The expectation of remaining average life of the series outstanding at December 31, 2020 is 0.88 year (1.50 year at December 31, 2019). The weighted average fair value of options granted at December 31, 2020 was R$58.78 (R$56.41 at December 31, 2019).

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term

At December 31, 2019
Granted during the period	765	30.55
Cancelled during the period	(126)	31.75
Exercised during the period	(1,080)	21.55
Expired during the period	(161)	16.74
Outstanding at the end of the period	2,153	30.25	1.50
Total to be exercised at December 31, 2019	2,153	30.25	1.50

At December 31, 2020
Granted during the period	-	-
Cancelled during the period	(69)	42.59
Exercised during the period	(489)	23.93
Expired during the period	(127)	42.44
Outstanding at the end of the period	1,468	30.71	0.88
Total to be exercised at December 31, 2020	1,468	30.71	0.88

The amounts recorded in the statement of operations, for the year ended December 31, 2020 were R$23 (R$27 as of December 31, 2019).

25.1.	Other comprehensive income

Exchange variation of foreign subsidiaries

Cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) denominated in Euros to Brazilian Reais, corresponding to the investment in subsidiary Cnova N.V and Colombian denominated in Pesos to Reais and corresponding to the investment in the subsidiary Éxito. The effect was R$1,570 (R$151 on December 31, 2019).

25.2.	Governmental subsidy reserve

On June 29, 2018, and in December 2018, an extraordinary shareholders’ meeting approved Management’s proposal to transfer a total R$58 from the expansion reserve to the governmental subsidy reserve.

In December 2020 the Management’s proposal an additional R$9 to subsidy reserve to be approved at an Extraordinary General Meeting.

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

Management proposed dividends to be distributed in the amount of R$515 (R$1.9217 - one real and ninety-two cents per share), as shown below, considering that there were no anticipations of interest on equity in the fiscal year 2020.

	Proposed dividends
	2020	2019

Net income for the year	2,179	790
Legal reserve	(109)	(39)
Governmental subsidy reserve	(9)	-
Calculation basis of dividends	2,061	751
Mandatory minimum dividends – 25%	515	188

Payment of interim dividends as interest on own capital, net of withholding taxes	-	(32)
Dividends payable	515	156

25.4.	Dividends distributed to non-controlling interests.

The Company, through its subsidiary Éxito, has investments with non-controlling interest in some real estate projects and in Grupo Disco del Uruguay S.A., as detailed in Note 12. On December 31, 2020 dividends in the amount of R$143 were declared to the non-controlling interests.

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

Service revenue

The Company acts as agent in insurance extended warranty, financial protection insurance, personal accident insurance, technical assistance and mobile phone credits recharge. Revenues from these services are presented net of related costs and recognized when control of the service is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services.

	2020	2019	2018
Gross sales		Note 2	Note 2
Goods	54,466	30,826	28,686
Services rendered	1,608	555	440
Sales returns and cancellations	(342)	(216)	(433)
	55,732	31,165	28,693

Taxes on sales	(4,479)	(2,327)	(2,203)

Net operating revenue	51,253	28,838	26,490

27.	Expenses by nature

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

	2020	2019	2018
		Note 2	Note 2

Cost of inventories	(35,357)	(19,893)	(17,498)
Personnel expenses	(5,500)	(3,607)	(3,485)
Outsourced services	(838)	(438)	(485)
Overhead expenses	(2,214)	(1,361)	(1,086)
Commercial expenses	(1,690)	(1,074)	(1,003)
Other expenses	(1,248)	(550)	(635)
	(46,847)	(26,923)	(24,442)

Cost of sales	(37,504)	(21,225)	(19,046)
Selling expenses	(7,755)	(5,166)	(4,655)
General and administrative expenses	(1,588)	(532)	(741)
	(46,847)	(26,923)	(24,442)

28.	Other operating expenses, net

Other operating income and expenses correspond to the effects of major or nonrecurring events occurred during the year that do not meet the definition for the other statement of operations lines.

	2020	2019	2018
		Note 2	Note 2

Tax installments and other tax risks	(374)	(158)	(217)
Restructuring expenses (*)	(454)	(267)	(142)
Gain on disposal of property and equipment(**)	378	39	160
Corporate reorganization (****)	513	-	-
Prevention spending – Covid-19 (***)	(134)	-	-
	(71)	(386)	(199)
(*)	amounts related to restructuring expenses in the Brazilian operations and those incurred in connection with the acquisition of Éxito Group.
(**)	The net gain on disposal of fixed assets was mainly impacted by Sale and Leaseback operations in the amount of R$187 (see note 1.3), disposal of 3 stores in the city of Curitiba in the amount of R$68 and the disposal of 2 non-core properties in the city of São Paulo in the amount of R$190 (see note 32), R$45 in 2019.
(***)	The expenses incurred as a consequence of the pandemic refer to the purchase of individual protection items and adaptation of the stores, expenses with overtime, expenses with internal and external communication, incremental expenses with transportation and with cleaning and sanitation services.
(****)	Impacts related to the spin-off of Sendas totaled revenue of R$513 including (i) revaluation of the remaining held in FIC by IFRS10 (50% of the interest held in GPA was transferred to Sendas at fair value price) in the amount of R$573 (see note 1.1) and (ii) costs related to the spin-off (expenses of R$60).

29.	Financial income (expenses), net

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

	2020	2019	2018
		Note 2	Note 2
Finance expenses:
Cost of debt	(387)	(337)	(327)
Cost of the discounting of receivables	(58)	(101)	(114)
Monetary restatement loss	(265)	(151)	(89)
Interest on lease liabilities	(729)	(528)	(494)
Other finance expenses	(198)	(107)	(71)
Total financial expenses	(1,637)	(1,224)	(1,095)

Financial income:
Income from short term instruments	152	111	23
Monetary restatement gain (*)	749	234	162
Other financial income	8	8	8
Total financial income	909	353	193

Total	(728)	(871)	(902)

(*) On October 29, 2020, the lawsuit had an unappeasable decision in favor of the Company, granting a tax credit in the amount of R$ 1,609, net of the provisions for portions considered unrealizable being R$613 in the financial result.

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

As mentioned in note 1.4, the migration process to “Novo Mercado” was concluded and, therefore, the Company started to present earnings per share considering a single class of shares for 2019 and 2018.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	2020	2019	2018
		Note 2	Note 2
Basic numerator
Net income (loss) allocated to controlling shareholder – continuing operations	1,092	(287)	124
Net income allocated to controlling shareholder - discontinued operations	1,087	1,077	1,025
Net income allocated to controlling shareholder	2,179	790	1,149

Basic denominator (millions of shares)
Weighted average of shares	268	267	266

Basic earnings per share (R$) – continuing operations	4.07575	(1.07463)	0.46546
Basic earnings per share (R$) – discontinued operations	4.05709	4.03267	3.84673
Basic earnings per share (R$) – total	8.13283	2.95804	4.31209

Diluted numerator
Net income (loss) allocated to ordinary controlling shareholders – continuing operations	1,092	(287)	124
Net income allocated to ordinary controlling shareholders - discontinued operations	1,087	1,077	1,025
Net income allocated to ordinary controlling shareholders	2,179	790	1,149

Diluted denominator
Weighted average of shares (in millions)	268	267	266
Stock option (in millions)	1	1	1
Diluted weighted average of shares (millions)	269	268	267

Diluted earnings per share (R$) – continuing operations	4.06984	(1.07337)	0.46337
Diluted earnings per share (R$) – discontinued operations	4.05120	4.02728	3.83024
Diluted earnings per share (R$) – total	8.12104	2.95391	4.29361

31.	Segment information

Management considers the following business segments:

•	Food retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado” / “Mercado Extra”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Comprebem”, “Posto Extra, “Drogaria Extra” and “GPA Malls & Properties”.
•	Éxito Group - includes the company Éxito (Colômbia) and its subsidiaries Libertad (Argentina) and Disco (Uruguay). Éxito also operates the brands Surtimax, Super Inter and CarullaHome, consequence of the business combination of Éxito in November 2019 (note 13).

Appliances and e-commerce segments were sold and are presented as Discontinued Operations on December 31, 2019 and 2018 (note 12.4). The cash and carry segment, Assai, has been deconsolidated to the Company’s shareholders and is presented as a discontinued operation as of December 31, 2020 and 2019 and 2018 (note1.1)..The others businesses are composed of the results of James Delivery, Cheftime, Stix and Cnova N.V. Those segments are maintained in this note for reconciliation purposes.

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

The Group is engaged in operations of retail stores located in 16 States and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

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

Information on the Group’s segments as of December 31, 2020 is included in the table below:

Description	Retail			Éxito Group		Others Business			Discontinued operations			Total
	2020	2019	2018	2020	2019	2020	2019	2018	2020	2019	2018	2020	2019	2018

Net operating revenue	29,170	26,654	26,490	22,034	2,151	49	33	-	-	-	-	51,253	28,838	26,490
Gross profit	8,219	7,005	7,444	5,508	609	22	(1)	-	-	-	-	13,749	7,613	7,444
Depreciation and amortization	(1,069)	(967)	(892)	(729)	(60)	(6)	(1)	-	-	-	-	(1,804)	(1,028)	(892)
Operating income	2,016	467	957	652	90	(137)	(56)	-	-	-	-	2,531	501	957
Net financial expenses	(386)	(815)	(902)	(340)	(57)	(2)	1	-	-	-	-	(728)	(871)	(902)
Profit(loss) before income tax and social contribution	1,748	(241)	134	339	27	(186)	(154)	(51)	-	-	-	1,901	(368)	83
Share of profit of associates	118	107	79	27	(6)	(47)	(99)	(51)	-	-	-	98	2	28
Income tax and social contribution	(559)	121	41	(110)	(28)	7	2	-	-	-	-	(662)	95	41
Net income (loss) for continuing operations	1,189	(120)	175	229	(1)	(179)	(152)	(51)	-	-	-	1,239	(273)	124
Net income (loss) for discontinued operations	85	312	(73)	(1)	-	-	-	-	1,003	797	1,233	1,087	1,109	1,160
Net income (loss) of year end	1,274	192	102	228	(1)	(179)	(152)	(51)	1,003	797	1,233	2,326	836	1,284

Current assets	9,747	8,002	7,529	8,015	6,664	95	10		-	5,292	28,813	17,857	19,968	40,518
Non-current assets	16,672	15,568	15,138	18,930	15,438	52	26		-	7,475	-	35,654	38,507	21,139
Current liabilities	8,789	11,557	8,358	9,729	7,252	181	9		-	4,317	23,602	18,699	23,135	37,256
Non-current liabilities	14,390	9,810	9,834	3,620	9,686	(5)	1		-	2,295	-	18,005	21,792	11,242
Shareholders' equity	3,240	2,203	4,475	13,596	5,164	(29)	26		-	6,155	5,211	16,807	13,548	13,159

The Group operates primarily as a retailer of food, clothing, home appliances and other products. Total revenues by geographic region is showed below:

	2020	2019	2018
Brazil
Retail	29,170	26,654	26,490
Others businesses	49	33	-
	29,219	26,687	26,490

Éxito Group
Colombia	17,062	1,694	-
Uruguay	3,746	350	-
Argentina	1,226	107	-
	22,034	2,151	-
Total net operating revenue	51,253	28,838	26,490
32.	Non cash transactions

During 2020, 2019 and 2018 the Group had the following non-cash transactions:

•      Purchase of property plant and equipment items not yet paid as per note 15.3;

•      Purchase of intangible assets not yet paid as per note 16.3.

33.	Non-current assets held for sale and discontinued operations
33.1.	Assets held for sale

Non-current assets and group of assets are reclassified as held for sale if the carrying amount will be recovered through a sale transaction, instead of continuous use. This condition is met only when the asset is available for sale in the present condition, exposed only to the terms that are usual to sales of these assets and the sale is highly probable. Management has to be committed to complete within one year.

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

Non-current assets classified as held for sale are measured based on the lower amount between their carrying amount and their fair value less cost to sell.

Breakdown	2020	2019

Properties / lands held for sale	78	171
Real estate developments held for sale - Éxito	31	52
Total	109	223

34.	Discontinued operations
a)	Via Varejo

As disclosed in notes 2 and 12.4, on June 14, 2019, the sale of Via Varejo S.A. (“VV”) was concluded, the date on which control of the subsidiary was exercised by its new controlling shareholders.

Following are the balance sheet and consolidated statements of Via Varejo's cash flows before eliminations, including effects of purchase price allocation on the acquisitions of Globex and Casa Bahia:

Balance sheet (*):
05.31.2019
Assets
Current
Total current assets	9,871
Non-current
Total non-current assets	16,266
Total assets	26,137

Liabilities
Current
Total current liabilities	13,484

Non-current
Total non-current liabilities	7,375

Shareholders’ equity	5,278
Total liabilities and shareholders’ equity	26,137

(*) Prior to elimination of GPA related party balances.

Cash flow:	05.31.2019	12.31.2018

Cash flow provided by (used in) operating activities	(2,640)	1,609
Net cash provided by (used in) investing activities	(234)	(590)
Net cash provided by (used in) financing activities	(651)	(867)
Cash variation in the period	(3,525)	152

Income statement:

The breakdown of profit from discontinued operations presented in the consolidated income statement of the Company is as follows:

	05.31.2019	12.31.2018

Net operating revenue	10,527	26,928
Net income before income tax and social contribution	169	341
Income tax and social contribution	(119)	(101)
Net income for the period	50	240

b)	Sendas

On December 31, 2020, the Company lost control of the subsidiary Sendas (note 1.1), as a result of the spin off, Sendas' net result is presented as a discontinued operation. Below is the summary cash flow statement and income statement:

Cash flow:	12.31.2020	12.31.2019	12.31.2018

Cash flow provided by operating activities	4,191	(5,560)	1,548
Net cash used in investing activities	(695)	(965)	(925)
Net cash used in financing activities	(1,827)	6,986	(97)
Cash variation in the year	1,669	461	526

	12.31.2020	12.31.2019	12.31.2018

Net operating revenue	35,950	27,806	22,900
Net income before income tax and social contribution	1,315	1,128	1,487
Income tax and social contribution	(312)	(367)	(455)

Net income for the period	1,003	761	1,032

c) Composition of discontinued operations
	12.31.2020	12.31.2019	12.31.2018
Net income Via Varejo	-	50	240
Net income - Sendas	1,003	761	1,032
Other results from discontinued operations	84	(100)	(112)
Gain on the sale of discontinued operations (note 12.4)	-	398	-
Net income from discontinued operations presented in the consolidated income statement of the Company	1,087	1,109	1,160

Attributable:
Controlling shareholders of the Company	1,087	1,077	1,025
Participation of non-controlling shareholders	-	32	135

In the amount of “Other results from discontinued operations” of R$84 (R$(100) on December 31, 2019 and R$(112) on December 31, 2018) is related mainly to costs of contingencies and credits of Via Varejo, pertaining to the operation of Globex, now operated by Via Varejo, which is recorded in this line under IFRS 5. The amount of R$84 includes the a gain of R$231 (R$173 net of income tax) corresponding to GPA right to receive the refund of the ICMS exclusion benefit from the PIS and COFINS basis of its former subsidiary Globex from Via Varejo, after the final and unappeasable process referring to the period of 2007 and 2010 (note 22.7).

35.	Insurance coverage

The insurance coverage as of December 31, 2020 is summarized as follows:

Insured assets	Covered risks	Amount insured
Property and equipment and inventories	Operating risks	16,438
Business interruption	Loss of profits	13,110
Cars and Others (*)	Damages	337

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

36.	Subsequent events

At the Annual and Extraordinary General Meeting held on April 28, 2021, it was approved the distribution of dividends and interest on equity (“EI”) in the amount of R$584 for the fiscal year ended December 31, 2020, as follows:

(i) the amount of R$ 128, corresponding to R$ 0.475788964 per share, to be paid as dividends;

(ii) the gross amount of R$ 456, corresponding to R$1.701093954 per share, to be paid as EI. From such gross amount, it will be deducted the amount related to withhold taxes (“IRRF” – “Imposto de Renda Retido na Fonte”), pursuant to the law in force, with the exception of the shareholders that are immune and/or exempt.

