Form 20-F
period 2021-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2022-05-16
CIK 1038572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________________________________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Guillaume Marie Didier Gras, Chief Financial Officer and Investor Relations Officer
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

As of December 31, 2021, the registrant had outstanding 269,375,860 common shares, no par value per share

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b)

of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

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

☐ Yes ☒ No

 i

 ii

PART III		139
ITEM 17.	FINANCIAL STATEMENTS	139
ITEM 18.	FINANCIAL STATEMENTS	139
ITEM 19.	EXHIBITS	139

iii

INTRODUCTION

All references in this annual report to (i) “CBD,” “we,” “us,” “our,” “Company” and “Pão de Açúcar Group” are references to Companhia Brasileira de Distribuição and its consolidated subsidiaries, unless the context requires otherwise; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) the “Colombian government” are references to the federal government of the Federative Republic of Colombia, or Colombia; (iv) the “Argentinian government” are references to the federal government of the Federative Republic of Argentina, or Argentina; (v) “common shares” are references to our authorized and outstanding common shares (ações ordinárias), without par value; and (vi) “preferred shares” are references to our formerly issued preferred shares, all of which were converted into common shares on February 28, 2020. For additional information on the conversion of our preferred shares into common shares, see “Item 9. The Offer and Listing—9A. Offer and Listing Details.” All references to “ADSs” are to American Depositary Shares, each representing one common share, without par value. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by J.P. Morgan Chase Bank N.A., the depositary bank for the ADSs. All references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “COP$” are to Colombian pesos, the official currency of Colombia. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. All references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

Presentation of Financial and Other Data

Financial Data

We have prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

Our consolidated financial statements are presented in Brazilian reais. We have translated some of the real amounts contained in this annual report into U.S. dollars and COP. The rate used to translate the U.S. dollars amounts as of December 31, 2021 was R$5.5805 to US$1.00, which was the commercial selling rate of U.S. dollars in effect as of December 31, 2021, as reported by the Central Bank of Brazil, or the Central Bank. Unless otherwise stated, the rate used to translate the Colombian pesos amounts as of December 31, 2021 was COP$0.0015 to R$1.00, which was the commercial selling rate of Colombian pesos in effect as of December 31, 2021, as reported by the Central Bank. The U.S. dollar and Colombian pesos equivalent information presented in this annual report are solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars and Colombian pesos at that rate or at any other rate.

Other Data

In this annual report:

•	some of the financial data reflects the effect of rounding;
•	the term “Brazilian retail segment” refers to our food and non-food retail operating segment in Brazil that operates under different formats through the banners Pão de Açúcar, Extra Hiper, Mercado Extra, Compre Bem, Mini Extra, Minuto Pão de Açúcar, Aliados Minimercado and Pão de Açúcar Adega, and GPA Malls, our real estate business unit that operates in Brazil;
•	the term “Casino” refers to Casino, Guichard-Perrachon S.A., a French corporation (société anonyme). Casino is our indirect controlling shareholder. It is ultimately controlled by Mr. Jean-Charles Naouri, the chairman of our board of directors. For additional information on our direct and indirect shareholders, see “Item 7A. Major Shareholders;”
•	the term “Casino Group” refers to Casino and Casino’s subsidiaries, including Rallye S.A., or Rallye, and Euris S.A.S., or Euris, Wilkes Participações S.A., Segisor S.A., King LLC, Geant International B.V. and Helicco Participações Ltda., which are ultimately controlled by Mr. Jean-Charles Naouri;
•	the term “Cnova” refers to CNova N.V., a Dutch corporation, and, where appropriate, its subsidiaries. Cnova was one of our consolidated subsidiaries until October 31, 2016 and, starting on November 1, 2016, we began recording our investment in Cnova according to the equity pick-up accounting method. For additional information on our investment in Cnova, see “Item 4A. History and Development of the Company—Changes in Our Business;”

iv

•	the term “Cnova Brazil” refers to Cnova Comércio Eletrônico S.A., a Brazilian corporation (sociedade anônima), which until October 31, 2016 was a wholly owned subsidiary of Cnova and operated and owned the Brazilian non-food e-commerce businesses of CBD and Via, as defined below. Following the completion of the Cnova corporate reorganization on October 31, 2016, Cnova Brazil became a wholly owned subsidiary of Via. For additional information on the Cnova reorganization, see “Item 4A. History and Development of the Company;”
•	“Éxito” are to Almacenes Éxito S.A., a Colombian corporation, one of our consolidated subsidiaries, which became part of the Pão de Açúcar Group in November 2019. For additional information on the acquisition of Éxito, see “Item 4A. History and Development of the Company—Changes in our Business—Acquisition of Grupo Éxito;”
•	“Grupo Éxito” are to Éxito and its consolidated subsidiaries;
•	“Grupo Éxito segment” refers to Grupo Éxito’s food and non-food retail operating segment in Colombia, Uruguay and Argentina
•	“FIC” are to Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, a Brazilian financial services company;
•	the term “home appliances” refers to durable goods (i.e., electronics, furniture and other items for the home);
•	the term “low-cost supermarkets” refers to a grocery store or supermarket retail format that sell products at prices that are in principle lower than the regular retail price;
•	the term “private label” refers to our own branded products, including Qualitá, Taeq, Cheftime, Casino, Club des Sommeliers, Fábrica 1959, Confraria, Finlandek, Arkitect, Bronzini, Cast, Bambini, Boomy Nous, Frescampo and Custer;
•	the term “same-store sales” refers to sales made in stores open for at least 12 consecutive months and that did not close nor remain closed for a period of seven or more consecutive days;
•	the term “Sendas” refers to Sendas Distribuidora S.A., a Brazilian corporation (sociedade anônima) and, where appropriate, its subsidiaries. Sendas was one of our subsidiaries until December 31, 2020 and it operated in the cash and carry business under the banner Assaí. The spin-off and separation of Sendas from CBD was completed on December 31, 2020. For additional information on the spin-off and separation of Sendas, see “Item 4. Information on the Company—Changes in Our Business—Spin-off of Cash and Carry Operating Segment.”
•	“Sendas Separation” refers to our separation from Sendas. On December 14, 2020, we entered into a Separation Agreement with Sendas to provide a framework for our relationship with Sendas following the Separation and the Sendas Spin-Off. For more information on the Separation Agreement, see “Item 7B. Related Party Transactions—Agreements With Sendas”;
•	“Sendas Spin-Off” refers to the distribution of substantially all of the issued and outstanding Sendas common shares to holders of CBD common shares, on a pro rata basis for no consideration. For more information on the Sendas Spin-Off, see “Item 4A. History and Development of the Company—Changes in Our Business—Spin-Off of Cash and Carry Operating Segment; and
•	the term “Stix” refers to Stix Fidelidade e Inteligência S.A., a Brazilian corporation (sociedade anônima), focused on loyalty programs, in which we hold 66.7% of the capital stock and Raia Drogasil S.A., or RD, a pharmacy retailer in Brazil, holds the remaining 33.3% of the capital stock.
•	the term “Via” refers to Via S.A., a Brazilian corporation (sociedade anônima) and, where appropriate, its subsidiaries. Via was one of our subsidiaries until June 2019 and it operated in the home appliances business under the banners Ponto Frio and Casas Bahia. Via’s operations were classified and presented as discontinued operations in the periods from November 2016 through June 2019. On June 14, 2019, we consummated the sale of all equity interest we held in Via. For additional information on the sale of the discontinued operations of Via, see “Item 4. Information on the Company—4A. History and Development of the Company—Recent Changes in Our Business—Via Sale;”

v

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

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, principally in “Item 3. Key Information—3D. Risk Factors,” “Item 4. Information on the Company—4B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

•	the economic, financial, political and social effects of the COVID-19 pandemic, including new variants, and any restrictive measures imposed by governmental authorities to contain the COVID-19 pandemic (or other pandemics, epidemics and similar crises) particularly in Brazil and in other Latin American countries where we operate, and to the extent that they continue to cause negative macroeconomic effects, thus prompting and exacerbating the risks described under “Item 3. Key Information—3D. Risk Factors;”
•	the impacts of the COVID-19 pandemic, and new variants, on customer demand and purchasing habits, as well as on our expected results of operations, financial condition and cash flows;
•	fluctuations in crude oil prices and its effect on fuel costs, especially in light of the conflict between Russia and Ukraine;
•	global economic conditions, including any adverse effects arising from the ongoing war between Russia and Ukraine, and their impact on consumer spending patterns, particularly in Brazil, including, but not limited to, unemployment rates, interest rates, monetary policies and inflation rates;
•	our ability to sustain or improve our performance;
•	competition in the retail industry of Brazil, Colombia, Uruguay and Argentina in the sectors in which we operate;
•	government regulations and tax matters in the countries where we operate;
•	adverse legal or regulatory disputes or proceedings;
•	our ability to implement our strategy, including our digital transformation initiatives;
•	credit and other risks of lending and investment activities;
•	our ability to expand our operations outside of our existing markets;
•	hedge risks; and
•	other risk factors as set forth under “Item 3. Key Information—3D. Risk Factors.”

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

vi

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3A. Selected Financial Data

We present in this section summary financial and operating data derived from our audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, or our audited consolidated financial statements, included elsewhere in this annual report and prepared in accordance with IFRS as issued by the IASB, and from our audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, not included in this annual report and prepared in accordance with IFRS as issued by the IASB.

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

The following tables present certain of our summary historical consolidated financial and operating data for each of the periods indicated. Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2021, have been translated into U.S. dollars at a rate of R$5.5805 to US$1.00, which was the commercial selling rate of U.S. dollars in effect as of December 31, 2021, as reported by the Central Bank.

	As of and for the Year Ended December 31,
	2021(*)	2021	2020	2019(**)(1)(2)(3)	2018(**)(1)(2)	2017(**)(1)(2)
	(millions of US$, except per share/ADS data)	(millions of R$, except per share/ADS data)
Statement of operations and comprehensive income
Net operating revenue	9,191	51,291	51,253	28,838	26,490	26,195
Cost of sales	(6,871)	(38,341)	(37,504)	(21,225)	(19,046)	(18,092)
Gross profit	2,321	12,950	13,749	7,613	7,444	8,103
Selling, general and administrative expenses	(1,676)	(9,353)	(9,343)	(5,698)	(5,396)	(5,433)
Depreciation and amortization	(332)	(1,853)	(1,804)	(1,028)	(892)	(935)
Other operating expenses, net	(1)	(7)	(71)	(386)	(199)	(551)
Operating expenses	(2,009)	(11,213)	(11,218)	(7,112)	(6,487)	(6,919)
Profit from operations before net financial expenses and share of profit of associates	311	1,737	2,531	501	957	1,184
Financial income	87	488	909	353	193	144
Financial expenses	(324)	(1,809)	(1,637)	(1,224)	(1,095)	(1,391)
Finance expenses, net	(237)	(1,321)	(728)	(871)	(902)	(1,247)
Share of profit of associates	(8)	(47)	98	2	28	(93)
Profit (loss) before income tax and social contribution	66	369	1,901	(368)	83	(155)
Income tax and social contribution	106	594	(662)	95	41	(28)
Net income (loss) for the year from continuing operations	173	963	1,239	(273)	124	(183)
Net income (loss) for the year from discontinued operations	(1)	(3)	1,087	1,109	1,160	1,012
Net income for the year	172	960	2,326	836	1,284	829
Attributed to controlling shareholders from continuing operations	144	805	1,092	(287)	124	(183)
Attributed to controlling shareholders from discontinued operations	(1)	(3)	1,087	1,077	1,025	682
Total attributed to controlling shareholders	144	802	2,179	790	1,149	499
Attributed to non-controlling shareholders from continuing operations	28	158	147	14	-	-
Attributed to non-controlling shareholders from discontinued operations	-	-	-	32	135	330
Total attributed to non-controlling shareholders	28	158	147	46	135	330
Other comprehensive income (loss) for the year, net of income tax	(252)	(1,408)	2,162	218	(9)	(36)
Total comprehensive income (loss) for the year	(80)	(448)	4,488	1,054	1,275	821
Attributed to controlling shareholders	(57)	(316)	3,748	945	1,132	478
Attributed to non-controlling shareholders	(24)	(132)	740	109	143	343
Per share data(4)
Basic earnings per common share (weighted average for the year):
Common – Continuing operations	0.54	3.00	4.08	(1.07)	0.47	1.34
Common – Total	0.53	2.98	8.13	2.96	4.31	1.91
Diluted earnings per common share (weighted average for the year):
Common – Continuing operations	0.54	2.99	4.07	(1.07)	0.46	1.34
Common – Total	0.53	2.98	8.12	2.95	4.29	1.90
Weighted average number of common shares outstanding (in thousands)	268,696	268,696	267,926	267,068	266,604	266,071
Dividends declared and interest on own capital per common share	0.05	0.30	1.92	0.85	1.09	0.30
Balance sheet data
Cash and cash equivalents	1,483	8,274	8,711	7,954	4,369	3,792
Property and equipment, net	2,929	16,344	19,888	24,290	14,052	13,292
Assets held for sale	213	1,187	109	223	28,687	26,746
Total assets	8,860	49,443	53,295	58,475	61,657	55,862
Current borrowings and financing	263	1,470	2,309	3,488	1,981	1,200
Non-current borrowings and financing	1,359	7,582	6,842	10,706	3,392	3,193

	As of and for the Year Ended December 31,
	2021(*)	2021	2020	2019(**)(1)(2)(3)	2018(**)(1)(2)	2017(**)(1)(2)
	(millions of US$, except per share/ADS data)	(millions of R$, except per share/ADS data)
Liabilities related to assets held for sale	11	62	-	-	23,545	21,947
Shareholders’ equity	2,935	16,380	16,807	13,548	13,159	12,156
Share capital	1,050	5,859	5,434	6,857	6,825	6,822
Other financial information
Net cash provided by (used in):
Operating activities	489	2,728	4,742	1,135	4,267	3,464
Investing activities	(14)	(77)	(4,291)	(3,266)	(1,897)	(1,592)
Financing activities	(492)	(2,743)	(281)	1,894	(1,641)	(3,663)
Capital expenditures(5)	(227)	(1,267)	(2,490)	(2,782)	(2,364)	(1,713)

_________________

(*)	Solely for the convenience of the reader, we have translated certain real amounts at a rate of R$5.5805 to US$1.00, the closing commercial U.S. dollar selling rate as of December 31, 2021, as published by the Central Bank.
(**)	The statements of operations for the years ended December 31, 2020, 2019, 2018 and 2017, presented in the table related to Sendas were classified in a single line as discontinued operations. For additional information on the Sendas Separation and Sendas Spin-Off, see notes 1.2 and 33 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere this annual report and “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Spin-off of Cash and Carry Operating Segment.”
(1)	The operations of Via were classified as discontinued operations in the periods from November 2016 through June 2019. For additional information on the sale of our discontinued operations of Via, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Sale of Home Appliances Operating Segment.” Moreover, starting on November 1, 2016, we began recording our investment in Cnova according to IFRS 5.
(2)	IFRS 16 became effective on January 1, 2019. We opted for the full retrospective adoption method as if IFRS 16 had been adopted since the date the lease agreements have entered into effect to show the comparative effects for each past period. As a result, we have restated our audited consolidated financial statements, and financial information included in this annual report, as of and for the years ended December 31, 2018 and 2017.
(3)	As a result of Grupo Éxito’s acquisition on November 27, 2019, this table includes Grupo Éxito’s financial information solely for the month of December 2019.
(4)	Until February 2020, each preferred share received a dividend 10% higher than the dividend paid to each common share. In 2019, we paid dividends in the amount of R$20.6 to our preferred shareholders. See “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information—Dividend Policy.” As a result of our migration to the Novo Mercado listing segment of B3 on March 2, 2020, we converted all of our preferred shares into common shares and started trading our common shares on the Novo Mercado listing segment of B3. For additional information on our migration to the Novo Mercado listing segment of B3, see “Item 9. The Offer and Listing—9A. Offer and Listing Details.” According to IAS33, for purposes of the presentation of the basic earnings per share and diluted earnings per share we are solely considering our common shares, including for periods from 2017 to the year ended December 31, 2019. We calculate basic earnings per share and diluted earnings per share on a converted basis to accommodate the fact that we no longer have outstanding preferred shares.
(5)	Capital expenditures are comprised of cash used in purchases of property, equipment and intangible assets, as reflected in the consolidated statement of cash flows.

	As of December 31,
	2021(4)	2020(4)	2019(4)	2018	2017
	(R$, except as indicated)
Operating data*
Number of employees at period end(1)	91,917	95,616	92,648	61,130	64,731
Total square meters of selling area at period end	1,970,128	2,164,137	2,232,514	1,195,089	1,237,769
Number of stores at period end(2):
Pão de Açúcar	181	182	185	186	186
Extra Hiper(3)	72	103	112	112	117
Mini Extra and Minuto Pão de Açúcar	240	236	237	235	265
Mercado Extra and Compre Bem(4)	174	175	181	186	188
Grupo Éxito(5)	620	629	653	-	-
Total number of stores at period end	1,287	1,325	1,368	719	756

_________________

*The table does not include the operating data from Sendas.

(1)	Based on the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time employees) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.
(2)	Excludes gas stations and drugstores.
(3)	We expect to classify the results of operations of the Extra Hiper banner as discontinued operations in our audited consolidated financial statements for the year ending December 31, 2022. For more information on the discontinuance of the Extra Hiper banner, see “Item 5A. Discontinued Operations—Discontinued Operations for the Year Ending December 31, 2022—Extra Hiper Stores.”
(4)	In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores. Accordingly, the operational information relating to the Mercado Extra and Compre Bem banners include the operations of the Extra Supermercado stores until December 31, 2020.
(5)	Includes Grupo Éxito’s operations in Colombia, Uruguay and Argentina.

	As of and for the Year Ended December 31,
	2021(*)	2021	2020	2019(1)	2018	2017
	(US$, except as indicated)	(R$, except as indicated)
Net operating revenue per employee(2):
Pão de Açúcar	88,759	495,321	586,990	447,977	442,129	414,903
Extra Hiper(3)	155,682	868,783	838,464	622,068	609,364	570,601
Mini Extra and Minuto Pão de Açúcar(4)	116,456	649,884	581,231	424,552	348,985	349,306
Mercado Extra and Compre Bem(4)	79,812	445,392	468,733	376,005	390,024	439,678
Grupo Éxito(5)	116,868	652,182	585,415
CBD average net operating revenue per employee	100,194	559,130	544,030	311,259	433,333	404,657
Net operating revenue by store format(6):
Pão de Açúcar	1,299	7,249	7,630	7,156	7,171	6,932
Extra Hiper(3)	2,217	12,374	14,694	13,613	13,719	13,652
Mini Extra and Minuto Pão de Açúcar(3)	373	2,082	1,678	1,273	1,182	1,085
Mercado Extra and Compre Bem(4)	925	5,160	5,168	4,611	4,417	4,525
Grupo Éxito(5)	4,365	24,357	22,034	2,151	-	-
Other(7)	13	70	49	34	-	-
Total net operating revenue	9,191	51,291	51,251	28,838	26,489	26,194
Average monthly net operating revenue per square meter(8):
Pão de Açúcar	452	2,522	2,638	2,448	2,451	2,385
Extra Hiper(3)	271	1,515	1,711	1,515	1,516	1,536
Mini Extra and Minuto Pão de Açúcar(3)	539	3,010	2,407	1,850	1,524	1,343
Mercado Extra and Compre Bem(4)	375	2,093	2,046	1,786	1,704	1,278
Grupo Éxito(5)	354	1,978	1,767
CBD average monthly net operating revenue per square meter	348	1,944	1.892	1,772	1,740	1,634
Average ticket amount:
Pão de Açúcar	16	89	90	67	64	59
Extra Hiper(3)	20	112	116	90	86	80
Mini Extra and Minuto Pão de Açúcar(3)	9	49	38	25	22	20
Mercado Extra and Compre Bem(4)	9	53	49	40	38	36
Grupo Éxito(5)	17	94	90
CBD average ticket amount	16	87	85	63	60	56
Average number of tickets per month:
Pão de Açúcar	6,800,133	6,800,133	7,060,537	8,959,041	9,393,488	9,770,687
Extra Hiper(3)	9,167,364	9,167,364	10,559,155	12,669,866	13,244,647	14,284,209
Mini Extra and Minuto Pão de Açúcar(3)	3,510,029	3,510,029	3,634,277	4,160,461	4,435,348	4,425,078
Mercado Extra and Compre Bem(4)	8,181,570	8,181,570	8,703,080	9,674,130	9,710,083	10,480,779
Grupo Éxito(5)	21,655,975	21,655,975	20,421,095
CBD average number of tickets per month	49,315,071	49,315,071	50,378,144	35,463,497	36,783,565	38,960,753

_________________

(*)	Solely for the convenience of the reader, we have translated certain real amounts at a rate of R$5.5805 to US$1.00, the closing commercial U.S. dollar selling rate as of December 31, 2021, as published by the Central Bank.
(1)	IFRS 16 became effective on January 1, 2019. We opted for the full retrospective adoption method as if IFRS 16 had been adopted since the date the lease agreements have entered into effect to show the comparative effects for each past period. As a result, we have restated our audited consolidated financial statements, and financial information included in this annual report, as of and for the year ended December 31, 2018.
(2)	Based on the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time employees) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.
(3)	Includes revenues associated with rentals of commercial spaces. Revenues of gas stations, drugstores, e-commerce food delivery and in-store pick-up are included in the respective banner. We expect to classify the results of operations of our drugstores as discontinued operations in our audited consolidated financial statements for the year ending December 31, 2022. For more information on the discontinuance of our drugstores, see “Item 5A. Discontinued Operations—Discontinued Operations for the Year Ending December 31, 2022—Drugstores.” We expect to classify the results of operations of the Extra Hiper banner as discontinued operations in our audited consolidated financial statements for the year ending December 31, 2022. For more information on the discontinuance of the Extra Hiper banner, see “Item 5A. Discontinued Operations—Discontinued Operations for the Year Ending December 31, 2022—Extra Hiper Stores.”
(4)	In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores. Accordingly, the operational information relating to the Mercado Extra and Compre Bem banners include the operations of the Extra Supermercado stores until June 30, 2021.
(5)	As a result of Grupo Éxito’s acquisition on November 27, 2019, this table includes Grupo Éxito’s financial information solely for the month of December 2019 onwards.
(6)	Net operating revenue of each banner divided by total number of stores of the banner.
(7)	Includes the banners Cheftime, James and Stix Fidelidade.
(8)	Calculated using the average of square meters of selling area on the last day of each month in the period.

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

For purposes of this Item 3D. Risk Factors, when we state that a risk, uncertainty or problem may, could or will have an “adverse effect” on us or “adversely affect” us, we mean that the risk, uncertainty or problem could have an adverse effect on our business, financial condition, results of operations, cash flow, liquidity, prospects, reputation and/or the trading price of our common shares and ADSs, except as otherwise indicated. You should view similar expressions in this Item 3D. Risk Factors as having similar meanings.

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

The Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes to monetary, credit, tariff, tax and other policies and regulations. The Brazilian government’s actions to control inflation have often involved, among other measures, increases and decreases in interest rates, changes in tax and social security policies, price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the trading price of our ADSs and common shares may be adversely affected by changes in Brazilian policy or regulations at the federal, state or municipal level involving or affecting various factors, such as:

•	economic, political and social instability;
•	increases in the unemployment rate;
•	interest rates and monetary policies (such as restrictive consumption measures that could affect the income of the population and government measures that may affect the levels of investment and employment in Brazil);
•	significant increases in inflation or strong deflation in prices;

•	expansion or contraction of the Brazilian economy, as measured by gross domestic product, or GDP, growth rates;
•	currency fluctuations;
•	import and export controls;
•	exchange controls and restrictions on remittances abroad (such as those that were imposed in 1989 and early 1990s);
•	modifications to laws and regulations according to political, social and economic interests;
•	efforts to reform labor, tax and social security policies and regulation (including the increase of taxes, both generally and on dividends);
•	energy and water shortages and rationing;
•	liquidity of domestic capital and lending markets;
•	public health, including as a result of epidemics and pandemics, such as the COVID-19 pandemic; and
•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies. These uncertainties and other future developments in the Brazilian economy may adversely affect our business activities, and consequently our results of operations, and may also adversely affect the trading price of the ADSs and our common shares. Moreover, the business and results of operations of Brazilian companies as well as the trading price of their securities, including ours, may experience heightened volatility due to the Brazilian presidential elections, which will be held in October 2022.

Political instability has adversely affected and may continue to adversely affect our business, results of operations and the trading price of the ADSs and our common shares.

The Brazilian economy has been and continues to be affected by political events in Brazil, which have also affected the confidence of investors and the public in general, adversely affecting the performance of the Brazilian economy and increasing the volatility of securities issued by Brazilian companies, including the trading price of the ADSs and our common shares.

Brazilian markets have experienced heightened volatility due to uncertainties from investigations related to allegations of money laundering, corruption and misconduct by government officials and legal entities and individuals from the private sector carried out by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor. These investigations have adversely affected the Brazilian economy and political environment. We have no control over and cannot predict developments in these investigations nor whether future investigations or allegations will result in further political and economic instability, which could adversely affect the trading price of securities issued by Brazilian companies, including ours.

In addition, any difficulty by the Brazilian government in obtaining a majority in the national congress could result in congressional deadlock, political unrest and demonstrations or strikes, which could adversely affect us. Uncertainties relating to the implementation by the Brazilian government of changes related to monetary, fiscal and social security policies, as well as to related laws may contribute to economic instability. These uncertainties may heighten the volatility of the Brazilian securities market, including in relation to our ADSs and our common shares.

Brazilian government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us and the trading price of the ADSs and our common shares.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Brazilian government to curb it, including the increase of the SELIC rate, the basic interest rate in the Brazilian banking system, established by the Central Bank, together with the speculation about governmental measures to be adopted, have materially and adversely affected the Brazilian economy and contributed to economic uncertainty in Brazil, heightening volatility in the Brazilian capital markets and adversely affecting us. Brazil’s annual inflation, as measured by the general price index (Índice Geral de Preços – Mercado), or IGP-M index, was 17.1% in 2021, 23.1% in 2020 and 7.31% in 2019. Brazil’s Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or the IPCA, recorded inflation of 10.1%, 4.5% and 4.3% in 2021, 2020 and 2019, respectively, according to IBGE. In 2021, 2020 and 2019, the SELIC rate was 9.25%, 1.90% and 4.90%, respectively. The Monetary Policy Committee (Comitê de Política Monetária), or COPOM, has adjusted the official interest rates in situations of economic uncertainty to meet the economic goals established by the Brazilian government. In February 2022, the COPOM increased official interest rates from 9.25% to 10.75%. As of the date of this annual report, the official interest rate in Brazil is 11.75%.

Inflationary pressures may hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm us or adversely affect the trading price of the ADSs and our common shares. In addition, we may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure.

Brazilian government measures to combat inflation that result in an increase in interest rates may have an adverse effect on us, as our indebtedness is indexed to the interbank deposit certificate (Certificados de Depósito Interbancário), or CDI, rate. An increase in interest rates may affect not only the cost of new loans, but also the cost of our current indebtedness, increasing our financial expenses. This increase, in turn, may adversely affect our cash availability and ability to meet our financial obligations. In addition, tight monetary policies with high interest rates have restricted and may restrict Brazil’s growth and the availability of credit, which adversely affects our customers’ purchasing power and consequently our net operating revenue.

Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our business and increase our financial expenses. Furthermore, interest rate decreases may affect our ability to maintain interest margins we charge on installment sales, which could have a negative effect on our net operating revenue.

Exchange rate volatility may adversely affect the Brazilian economy and us.

The real has historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2018, the real depreciated against the U.S. dollar in comparison to 2017, reaching R$3.875 per US$1.00 as of December 31, 2018. In 2019, the real further depreciated against the U.S. dollar in comparison to 2018, reaching R$4.0301 per US$1.00 as of December 31, 2019. In 2020, the real further depreciated against the U.S. dollar in comparison to 2019, reaching R$5.1967 per US$1.00 as of December 31, 2020. In 2021, the real further depreciated against the U.S. dollar in comparison to December 31, 2020, reaching R$5.5805 per US$1.00 as of December 31, 2021. As of May 13, 2022, the real-U.S. dollar exchange rate was R$5.1075 per U.S. dollar.

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

Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on indebtedness issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account a number of factors, including macroeconomic trends, fiscal and budgetary conditions, indebtedness and the prospect of change in these factors. Downgrades in Brazil’s credit rating can lead to downgrades in our credit rating and increase the cost of our indebtedness as investors may require a higher rate of return to compensate a perception of increased risk.

In January 2018, Standard & Poor’s downgraded Brazil’s credit rating to BB- with a stable outlook, which it changed to positive in December 2019 and back to stable in April 2020. Most recently, Standard & Poor’s reaffirmed its rating and outlook in June 2021. In February 2018, Fitch downgraded Brazil’s credit rating to BB- with a stable outlook, which it affirmed in May 2019. In May 2020, Fitch adjusted its outlook to negative, which it most recently reaffirmed in May 2021. Since April 2018, Moody’s has maintained Brazil’s credit rating at Ba2 with a stable outlook, which it most recently reaffirmed in December 2020.

We cannot assure you that rating agencies will maintain Brazil’s sovereign credit ratings. Any further downgrade of Brazil’s credit rating could heighten investors’ perception of risk and, as a result, increase the cost of debt issuances and adversely affect the trading price of our securities.

Developments and the perception of risk in other countries may adversely affect the trading price of Brazilian securities, including the ADSs and our common shares.

The market value of securities of Brazilian issuers is affected to varying degrees by economic and market conditions in other countries, including developed countries such as the United States and certain European and emerging market countries.

Investors’ reactions to developments in other countries may adversely affect the market value of securities of Brazilian issuers, including the ADSs and our common shares. Any financial crisis or significant developments, such as increase in interest rates in other countries, especially the United States, may decrease global liquidity and the interest of investors in securities of Brazilian issuers, adversely affecting the ADSs and our common shares. Moreover, geopolitical conflicts, such as the military conflict between Russia and Ukraine, have had and may continue to have an adverse effect on global capital markets and investors’ interest in securities issued by companies operating in emerging markets, which could have a negative impact on the trading price of the ADSs and our common shares.

The outbreak of communicable diseases around the world has led and may continue to lead to higher volatility in the global capital markets, adversely affecting the trading price of ADSs and our common shares.

The outbreak of communicable diseases on a global scale has adversely affected and may continue to adversely affect investment sentiment and result in higher volatility in global capital markets due to increased concerns of the recessionary pressure on the global economy Since December 2019, a novel strain of coronavirus known as COVID-19 has spread in China and other countries. The COVID-19 outbreak has compelled governments around the world to adopt temporary measures to contain the spread of COVID-19 by means such as lockdowns of cities, restrictions on travel and public transportation, business and store closures, and emergency quarantines, among others, all of which have caused significant disruptions to the global economy and ordinary course of business operations across numerous sectors and countries. The measures adopted to combat the COVID-19 outbreak, including new variants, have adversely affected and may continue to adversely affect business confidence and consumer sentiment. They have been, and may continue to be, accompanied by significant volatility in the global capital markets and stock exchanges worldwide.

In Brazil, the stock market experienced automatic suspensions known as “circuit breakers,” as a result of significant volatility in stock trading caused by investors’ reactions to the uncertainty related to the COVID-19 pandemic in the global economy and recessionary effect on the Brazilian economy. The B3 dropped 36.9% from January 1, 2020, to March 31, 2020, following the downfall of international equity markets. The trading price of our common shares was also adversely affected.

Uncertainties related to the spread of new variants of COVID-19, especially if the measures to curb the spread of the virus lingers, may continue to have broader macroeconomic implications, including reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained and adversely affect investment sentiment in the global capital markets. We cannot estimate the additional impacts that new variants of COVID-19 may cause on the price and performance of our common shares and ADSs.

Risks Relating to Other Latin American Countries Where We Operate

The political and economic conditions of Colombia, Uruguay and Argentina may adversely our business, results of operations and the trading price of the ADSs and our common shares.

As a result of our acquisition of the Grupo Éxito on November 27, 2019, we started to have operations in Colombia, Uruguay and Argentina, which represented 36.6%, 7.5% and 3.4%, respectively, of our net operating revenue for the year ended December 31, 2021. We are exposed to political and economic crises and declining purchase power of our customers in Colombia, Uruguay and Argentina, which may be prompted by several factors, primarily including:

•	interference by local governments in economic policies;
•	unstable exchange rates and devaluation of local currencies;
•	deterioration of economic conditions;
•	inflation and interest rates;
•	foreign exchange controls and restrictions on remittances abroad, including remittance of dividends;
•	fiscal policy and tax regime;
•	foreign trade policy, including taxes and tariffs;
•	liquidity in the financial, capital and credit markets;
•	downgrades in credit ratings of Colombia, Uruguay or Argentina; and
•	other diplomatic, political, social, and economic risks that affect those markets.

Uncertainties related to economic and political conditions in Colombia, Uruguay and Argentina, including changes in government policies and regulations, may adversely affect the business environment in these countries, which could adversely affect our results of operations and the trading price of the ADSs and our common shares.

In particular, the Colombian government has frequently imposed additional taxes and enacted modifications to existing taxes related to financial transactions, income, value added tax, or VAT, and taxes on net worth. More recently, in September 2021, the Colombian government approved the increase in the general corporate income tax to 35%, which became effective in January 2022. New tax laws and regulations as well as changes in tax-related laws and regulations can create significant additional tax burdens on us and our businesses, adversely affecting our results of operations and financial condition. Moreover, our Colombian business and results of operations as well as the trading price of the ADSs and our common shares may experience heightened volatility due to the Colombian presidential elections, which will be held in May 2022.

Historically, Colombia has experienced several periods of violence and instability. Future violence and instability in Colombia may adversely affect the Colombian economy and our operations.

Colombia has experienced several periods of violence over the past six decades, primarily due to the activities of guerrillas, organized crime groups and drug cartels.

While there has been a reduction of guerrilla and criminal activity in Colombia following the peace agreement between the Revolutionary Armed Forces of Colombia, or FARC, and Colombian government in 2016 and the creation of certain programs and policies of the Colombian government, guerrilla and criminal activity persists in Colombia. Any escalation in the violence associated with these activities and effects associated with it could have a negative impact on the Colombian economy and on our business and results of operations.

In addition, the level of dissatisfaction of the Colombian citizens towards the public institutions of that country is increasing and has led to massive protests, acts of violence, vandalism and disturbances to the public order. These events could have a negative effect on the Colombian economy and on us.

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

If we are unable to compete successfully in our target markets (including adapting our store format mix or layout, identifying locations and opening stores in preferred areas, and quickly adjusting our product mix or prices under each of our banners and segments) or otherwise adjust to changing consumer habits and preferences, such as online shopping, including through mobile devices, we may lose market share, which would adversely affect our financial condition and results of operations.

Our traditional supermarkets and retail stores face increasing competition from internet sales, which may negatively affect sales of traditional channels, and our digital transformation strategy might not be an effective response to this emerging competition.

In recent years, retail sales of food, clothing and home appliances products over the internet have increased significantly in Brazil and in other Latin American countries where we have operations. We expect this trend to continue as more traditional retailers enter into the online retail field or expand their existing infrastructure related to internet sales. For example, in recent years, Amazon has been expanding its operations in Brazil. Growth in the internet retail business of our competitors would likely harm not only our retail operations but also our internet retail operations. Internet retailers are able to sell directly to consumers, reducing the importance of traditional distribution channels such as supermarkets and retail stores. Certain internet food retailers have significantly lower operating costs than traditional hypermarkets and supermarkets because they do not rely on an expensive network of retail points of sale or a large workforce. As a result, internet food retailers are able to offer their products at lower costs than we do and, in certain cases, are able to bypass retailing intermediaries and deliver particularly high-quality and fresh products to consumers. We believe that our customers are increasingly using the internet to shop electronically for food and other retail goods, and that this trend is likely to continue, especially as a result of the COVID-19 pandemic.

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

The food retail and home appliances industries are sensitive to decreases in consumer purchasing power and unfavorable economic cycles.

Historically, the food retail industry in Brazil and other countries where we have operations has experienced periods of economic slowdown that led to declines in consumer spending. The success of operations in the food retail and home appliances sectors depends on various factors related to consumer spending and consumer income, including general business conditions, interest rates, inflation, consumer credit availability, taxation, consumer confidence in future economic conditions, employment and salary levels. Reductions in credit availability in Brazil or the other countries where we have operations, as well as more stringent credit policies adopted by us and credit card companies may negatively affect our sales, especially for home appliances. Unfavorable economic conditions in Brazil or in other Latin American countries where we operate, or unfavorable economic conditions worldwide reflected in the Brazilian economy and in those other countries where we operate, may significantly reduce consumer spending and available income, particularly for lower income classes, who have less access to credit than higher income classes, more limited debt refinancing conditions and more susceptibility to be affected by increases in the unemployment rate. These conditions may have a material adverse effect on our financial condition and results of operation.

These factors are compounded as Brazil emerges from a prolonged recession after a period of slow recovery, followed by the crisis triggered by the COVID-19 pandemic, with only meager GDP. Brazil’s GDP growth rates were 4.6% in 2021, (4.0)% in 2020 and 1.1% in 2019. According to Colombia’s National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística), or DANE, in 2021, the Colombian GDP increased by 10.6%. As of the end of December 31, 2020, the Colombian GDP decreased by 6.8% compared to the same period of 2019, while the Colombian retail and wholesale industry as a whole decreased by 2.8%, mainly as a result of the adverse effects of the COVID-19 pandemic, including restrictions on the circulation of people, lockdowns, closing of commercial spaces, as well as the increased unemployment rate and lower consumer confidence.

Our results of operations and financial condition have been, and will continue to be, affected by the weak GDP of the countries where we operate. Developments in the economy of the Latin American countries where we operate, principally Brazil and Colombia, may affect these countries’ growth rates and, consequently, the sales of our products, which may adversely affect the trading price of our ADSs and common shares.

Because the retail industry is usually perceived as essentially growth-oriented, we are dependent on the growth rate of the urban population and on the income levels of the population in the countries where we operate, especially Brazil and Colombia. Any decrease or slowdown in these metrics may adversely affect our sales and our results of operations.

We cannot guarantee that our service providers or suppliers do not engage in irregular practices.

We engage in the ordinary course of business in commercial transactions with a significant number of service providers and suppliers. While we have policies and procedures in place to know the essential facts related to the operations of the service providers and suppliers with whom we enter into agreements, we cannot guarantee that they will not have issues, such as illegal working and improper safety conditions, environmental and sustainability matters, among other issues, nor that they will not engage in irregular practices. If our service providers or suppliers have issues related to those conditions or matters or engage in irregular practices, our reputation may be harmed and we could be subject to market scrutiny or legal proceedings, which may adversely affect the trading price of the ADSs and our common shares. In addition, our customers’ perception of our products may be adversely affected, causing a reduction in sales and in our results of operations.

Restrictions of credit availability to consumers in Brazil and Brazilian government rules and interventions affecting financial operations may adversely affect our sales volumes and operations, and we are exposed to risks related to customer financing and loans.

Sales in installments are an important component of the results of operations for Brazilian non-food retailers. The increase in the unemployment rate combined with relatively high interest rates have resulted in an increased restriction of credit availability to consumers in Brazil. The unemployment rate in the country reached 11.1% in 2021, compared to 13.9% in 2020 and 11.9% in 2019.

Our sales volumes, particularly for non-food products, and, consequently, our results of operations may be adversely affected if the credit availability to consumers is reduced, or if the Brazilian government restricts the granting of credit to consumers.

Additionally, through FIC, we extend credit to customers in Brazil. FIC is our partnership with Itaú Unibanco Holding S.A., or Itaú Unibanco, one of the largest privately-owned financial institutions in Brazil. FIC exclusively offers credit cards, financial services and insurance coverage at our stores. For more information on FIC, see “Item 4. Information on the Company—4B. Business Overview—Operations in Brazil—Financial Services.”

FIC is subject to the risks usually associated with providing financing services, including the risk of default on the payment of principal and interest and any mismatch of cost and maturity of our funding in relation to the cost and maturity of financing to customers, which could have a material adverse effect on us.

Furthermore, FIC is a financial institution regulated by the Central Bank and is, therefore, subject to extensive regulation. The regulatory framework of the Brazilian financial system is continuously changing. Existing laws and regulations may be amended, and their application or interpretation may also change, and new laws and regulations may be adopted. FIC and, therefore, we, may be adversely affected by regulatory changes, including those related to:

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

We are increasingly dependent on credit card sales. Sales to customers using credit cards accounted for 47.2%, 46.5% and 46.4% of the consolidated net operating revenue in 2021, 2020 and 2019 for our Brazilian retail segment. In order to offer credit card sales to our customers, we depend on the policies of merchant acquirers, including fees charged by these companies. Any change in the policies of merchant acquirers, including, for example, their merchant discount rate, may adversely affect us.

In addition, a portion of our sales is paid in installments offered by merchant acquirers. As a result, we depend on those merchant acquirers to be able to continue offering credit cards as a payment option to our customers. Any change in the policies of acquirers regarding installment payments and credit may adversely affect us.

Our business depends on strong brands. We may not be able to maintain and enhance our brands, or we may receive unfavorable customer complaints or negative publicity, which could adversely affect our brands.

We believe that our Pão de Açúcar, Extra, Compre Bem, Éxito, Carulla, Surtimax, Super Inter, Surtimayorista, Devoto, Disco, Geant and Libertad banners contribute significantly to the success of our business. We also believe that maintaining and enhancing those brands is critical to expanding our base of customers, which depends largely on our ability to continue to create the best customer experience, based on our competitive pricing and our large assortment of products.

Customer complaints or negative publicity about our product offerings or services could harm our reputation and diminish consumer confidence in us. A reduction in the strength of our brands and reputation could adversely affect our business, financial condition and operating results.

The outbreak of the COVID-19 pandemic could further disrupt our operations and have an adverse impact on our business, financial condition, results of operations or prospects.

In response to the COVID-19 pandemic, government authorities around the world and in the countries where we operate imposed restrictive measures in 2020 and 2021. In the countries where we operate, state and local governments followed the guidelines issued by the respective Ministry of Health to control the spread of COVID-19 and imposed restrictions related to social distancing and lockdowns requirements, resulting in the closing of restaurants, schools, daycare centers, hotels, shopping malls, and areas with intense foot traffic, including parks and other public spaces.

As new variants of the COVD-19 virus emerged governments have continued to impose restrictive measures until recently. Most of the governments in Latin America, including in Brazil, Colombia, Uruguay and Argentina, have relaxed the restrictive measures imposed to contain the spread of the COVID-19 virus and variants.

As grocery stores, our activity is considered essential and our business operations in Brazil were not adversely affected by the restrictive measures imposed by Brazilian federal and state governments. On the other hand, our Colombian operations were adversely affected by the restrictive measures imposed by regional and state governments as a result of the COVID-19 pandemic, since the restrictions imposed in Colombia were more stringent than in Brazil and included, among other things, reduced business hours at stores, establishment of purchasing limits, closure of stores, dry law enforcement during certain weekends and curfew in the main Colombian cities. Additionally, certain of our operations were not deemed essential by government authorities, which led to the closure of a significant part of our commercial galleries and centers in Colombia. Even after the re-opening of these commercial galleries and centers, we have experienced a reduced traffic of people at these venues. Consequently, revenue from these operations has decreased significantly, which has adversely affected and may continue to negatively affect us.

Moreover, our administrative office and other facilities were affected as we adopted a remote work policy for our administrative and back-office personnel in the countries we operate. After the decrease in the number of cases and hospitalizations caused by the Omicron variant of COVID-19, we have been gradually returning our employees to the office, on a hybrid model of work. The use of this policy may affect our productivity, result in errors and delays in our operations, divert our management’s attention, increase our operating costs, increase our operating risks, including cyber security and labor litigation. As new variants of the COVID-19 virus continue to spread throughout the world, we may face supply chain risks, such as scrutiny or embargoing of goods produced in infected areas, in addition to failures of third parties, including our suppliers, contract manufacturers, contractors, commercial banks, joint venture partners and external business partners to meet their obligations, or significant disruptions to their ability to do so.

The extent to which the COVID-19 pandemic will continue to affect or further disrupt our operations depends on uncertain factors that cannot be predicted, including whether there will be new waves caused by additional periods of increases or spikes in the number of COVID-19 cases, future mutations or related strains of the virus in areas in which we operate; evolving macroeconomic factors, including general economic uncertainty, unemployment rates, and recessionary pressures; unknown consequences on our business performance and initiatives stemming from the substantial investment of time and other resources to the pandemic response; the long-term impact of the pandemic on our business, including changes in consumer behavior. Accordingly, if the COVID-19 pandemic causes further disruption in our operations, our business, financial condition, results of operations or prospects may be adversely affected.

Contingent obligations for the benefit of unrelated parties may cause a material adverse effect on our business and result of operations.

On June 14, 2019, we completed the sale of all of our equity interest in Via and Via ceased to be a consolidated subsidiary. Since then, we do not control Via nor have exercised influence over its management or operations, and, as a result, Via has no longer been our related party. However, certain transactions, previously existing between the Company and Via, when Via was part of the Pão de Açúcar Group, remained in effect, including guarantees we have granted for certain obligations of Via. While most of the guarantees have been terminated, we and Via are under discussions with respect to allegedly outstanding obligations under certain agreements. In the event of non-compliance by Via of these obligations, including as a result of non-payment, our business and results of operations may be adversely and materially affected. For additional information on these transactions, see “Item 7. Major Shareholders and Related Party Transactions—7B. Related Party Transactions—Via.”

We may not be able to protect our intellectual property rights.

Our business strategy depends significantly on our ability to protect our brands and to defend our intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how. We have been granted numerous trademark registrations covering our brands and products and have filed, and expect to continue to file, trademark and patent applications seeking to protect newly developed brands and products. We cannot assure that trademark and patent registrations will be issued with respect to any of our applications. There is also a risk that we could inadvertently fail to renew a trademark or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, us. Although we have put in place appropriate actions to protect our portfolio of intellectual property rights (including trademark registration and domain names), we cannot assure that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate our proprietary rights. Any failure in our ability to protect our proprietary rights against infringement or misappropriation could adversely affect our business, results of operations, cash flows or financial condition, and, in particular, our ability to carry out our business and implement our business strategy.

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

In our Brazilian retail segment, approximately 65% of our products are distributed through our eleven distribution centers and warehouses located in the Southeastern, Midwestern and Northeastern regions of Brazil. The transportation system and infrastructure in Brazil are underdeveloped and need significant investment to work efficiently and to meet our business needs.

Any significant interruption or reduction in the use or operation of transportation infrastructure in the cities where our distribution centers are located or in operations at one of our distribution centers, as a result of natural disasters, fire, accidents, systemic failures, strikes (such as the May 2018 Brazilian truckers’ strike) or other unexpected causes, may delay or affect our ability to distribute products to our stores and customers and may decrease our sales, which may have a material adverse effect on us. Our growth strategy includes the opening of new stores which may require the opening of new distribution centers or the expansion of the existing ones to supply and meet the demand of additional stores. Our operations may be negatively affected if we are not able to open new distribution centers or expand our existing distribution centers to meet the supply needs of these new stores.

Our systems and database are subject to violations, breaches and interruptions, which could cause a material adverse effect on our business and reputation. Moreover, failure to protect our database could have an adverse effect on us.

We, like all business organizations in the digital world, have been subject to a broad range of cyber threats, including attacks, with varying levels of sophistication. These cyber threats are related to the confidentiality, availability and integrity of our systems and database, including our customers’, suppliers’ and employees’ confidential, classified or personal information.

We maintain what we believe to be reasonable and adequate technical security controls, policy enforcement mechanisms, monitoring systems and management oversight to address these threats. While these measures are designed to prevent, detect and respond to unauthorized activity in our systems, certain types of attacks, including cyberattacks, may occur. In addition, our information systems may suffer interruptions due to factors beyond our control, such as natural disasters, hacking, energy interruptions, failures in telecommunication and computer viruses, among other factors. Any of these types of interruption may adversely affect our business and reputation, thereby adversely affecting our financial condition and results of operations.

Moreover, we maintain a database of information about our suppliers, employees and customers, which mainly includes, but is not limited to, data collected when customers sign up for our loyalty programs. If we experience a breach in our security procedures that affect the integrity of our database, including unauthorized access to any personal information of our customers, we may be subject to legal proceedings that could result in damages, fines and harm to our reputation.

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

We depend on our information technology systems, and any failure of these systems could adversely affect our business and subject us to risks associated with non-compliance with the applicable data protection laws.

The processing of personal data is regulated in the jurisdictions where we operate by a series of rules enacted in Brazil and Colombia, some of which have just been recently implemented by local authorities.

The general personal data protection regime was established in Colombia in 2012, with the enactment of Law 1581, requiring companies that handle personal data to protect such information and subjecting these companies to fines and penalties such as the suspension of the use of personal databases or the temporary or permanent closure of operations in case of non-compliance with the law or personal data leaks.

In 2018, Law No. 13,709/2018 (Lei Geral de Proteção de Dados), or the Brazilian General Data Protection Law, was enacted to take effect in August 2020 and to change the personal data protection system in Brazil. After a few congressional setbacks, the law entered into force as of September 18, 2020. This law sets forth a new legal framework for the treatment of personal data, including the rights of personal data owners; the legal basis applicable to personal data protection; the requirements to obtain consent; the obligations and requirements related to security incidents, personal data leaks and transfers; and the creation of the Brazilian Data Protection Authority, among others. If we fail to comply with the Brazilian General Data Protection Law, we may be subject to penalties, including warning, obligation to disclose the incident, temporary blocking or deletion of personal data and a fine of up to 2% of our revenue or the revenues of our group or conglomerate in Brazil in the last fiscal year, excluding taxes, up to an aggregate amount of R$50.0 million per infraction. In addition, we may be held responsible for pecuniary, non-pecuniary, individual, or collective damages caused by us and jointly and severally liable for pecuniary non-pecuniary, individual or collective damages caused by our subsidiaries, due to non-compliance with the obligations set forth in the Brazilian General Data Protection Law.

Accordingly, failures in protecting personal data processed by us and complying with applicable law may result in significant fines, disclosure of the incident to the market, deletion of personal data from our database and suspension of our operations, which may adversely affect us.

Our controlling shareholder has the ability to direct our businesses and affairs.

According to Brazilian Law No. 6,404, dated December 15, 1976, as amended, or Brazilian corporate law, our controlling shareholder, the Casino Group, has the power to (i) appoint the majority of the members of our board of directors, who, in turn, appoint our executive officers; and (ii) determine the outcome of the vast majority of actions requiring shareholder approval. Our controlling shareholders’ interests and business decisions may prevail over our other shareholders or holders of ADSs.

Unfavorable decisions in legal and administrative proceedings could have a material adverse effect on us.

We are party to legal and administrative proceedings related to civil, regulatory, tax and labor matters. We cannot assure you that these legal proceedings will be decided in our favor. We have made provisions for proceedings in which the chance of loss has been classified as probable by our external legal advisors, management and our audit committee. Our provisions may not be sufficient to cover the total liabilities arising from unfavorable decisions in legal or administrative proceedings. If all or a significant number of these proceedings have an outcome unfavorable to us, our business, financial condition and results of operations may be materially and adversely affected. In addition to provisions recorded on our financial statements and the cost of legal fees associated with the proceedings, we may be required to post bonds in connection with the proceedings, which may adversely affect our financial condition. See “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information—Legal Proceedings” and note 21 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report, for a description of our material litigation contingencies.

We may be unable to attract or retain key personnel.

In order to support and develop our operations, we must attract and retain personnel with specific skills and knowledge. We face various challenges inherent to the management of a large number of employees over a wide geographical area. Key personnel may leave us for a variety of reasons and the impact of these departures is difficult to predict, which may hinder the implementation of our strategic plans and adversely affect our results of operations.

We could be materially adversely affected by violations of the Brazilian Anti-Corruption Law, U.S. Foreign Corrupt Practices Act, the Sapin II Law and similar anti-corruption laws.

Law No. 12,846, of August 1, 2013, or the Brazilian Anti-Corruption Law, introduced the concept of strict liability for legal entities involved in harmful acts against the public administration, subjecting the perpetrator to both administrative and civil penalties.  Similar to the Foreign Corrupt Practices Act of the United States, to which we are also subject, the Brazilian Anti-Corruption Law considers that an effective implementation of a compliance program may be used to mitigate the administrative penalties to be applied as a consequence of a harmful act against the public administration.  Similarly, in Colombia, Law No. 1,778 of 2016 imposes liability on companies if their controlling shareholders, employees, contractors or administrators or of any of their subsidiaries, carry out foreign bribery offences. The sanctions include significant fines and a prohibition to contract with the Colombian government, among others. Likewise, Colombian law contemplates among its criteria for limiting corporate liability the existence, execution and effectiveness of transparency and business ethics programs or anti-corruption mechanisms within the company.

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

We are subject to environmental laws and regulations and any non-compliance may adversely affect our financial condition and results of operations.

We are subject to a number of federal, state and municipal laws and regulations relating to the preservation and protection of the environment, especially in relation to our gas stations. Among other obligations, these laws and regulations establish environmental licensing requirements and standards for the release of effluents, gaseous emissions, management of solid waste and protected areas. We incur expenses for the prevention, control, reduction or elimination of releases into the air, ground and water at our gas stations, as well as in the disposal and handling of wastes at our stores and distribution centers. Any failure to comply with those laws and regulations may subject us to significant administrative and criminal sanctions, such as fines and shutdown of business and operations, in addition to the obligation to remediate or indemnify others for the damages caused. We cannot ensure that these laws and regulations will not become stricter. If they do, we may be required to increase, perhaps significantly, our capital expenditures and costs to comply with these environmental laws and regulations. Sanctions for non-compliance with environmental laws and regulations and unforeseen environmental investments could materially and adversely affect our financial condition and results of operations.

Risks Relating to the ADSs and Our Common Shares

ADS holders may find it difficult to exercise voting rights at our shareholders’ meetings.

ADS holders may only exercise their voting rights in accordance with the deposit agreement governing the ADRs. Holders of ADSs face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares are able to exercise their voting rights by attending a shareholders’ meeting in person or virtually (whenever the shareholders’ meeting is held under a partial or 100% digital format), by means of the distance voting form (boletim de voto a distância) or by voting by proxy. By contrast, ADS holders will receive notice of a shareholders’ meeting by mail from the depositary bank for the ADSs if we give notice to the depositary requesting it to do so. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. This voting process necessarily takes longer for ADS holders than for holders of our common shares. If the depositary fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that those ADS holders are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, to the extent permitted by the New York Stock Exchange, or the NYSE, rules.

ADS holders also may not receive the voting materials in time to instruct the depositary to vote our common shares underlying the ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the ADS holders or for the manner of carrying out those voting instructions. Accordingly, ADS holders may not be able to exercise voting rights, and they have little, if any, recourse if the common shares underlying the ADSs are not voted as requested.

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

According to our bylaws, we must pay to our shareholders at least 25% of our annual net income as dividends, as determined and adjusted under Brazilian corporate law. This adjusted income may be used to absorb losses or otherwise be appropriated as permitted by Brazilian corporate law and may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that these distributions would be inadvisable in view of our financial condition.

Our status as a foreign private issuer exempts us from certain of the corporate governance standards of the NYSE limiting the protections afforded to investors.

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

4A. History and Development of the Company

We were incorporated in Brazil under the laws of this jurisdiction on November 10, 1981, as Companhia Brasileira de Distribuição. Our principal executive offices are located at Avenida Brigadeiro Luiz Antonio, 3142, São Paulo, SP, Brazil (telephone: +55-11-3886-0421). Our agent for service of process in the United States is CT Corporation, 28 Liberty Street, New York, New York, 10005.

We have been a pioneer in the Brazilian retail food industry, opening our first store, a pastry shop, in 1948 in the city of São Paulo under the name Pão de Açúcar. We established one of the first supermarket chains in Brazil, opening our first supermarket in 1959 and opening the first hypermarket in Brazil in 1971. Brazilian economic reforms implemented in 1994, including the introduction of the real as the Brazilian currency and the drastic reduction of inflation rates, resulted in an unprecedented growth in local consumer markets. This increase in available income and the resulting increase in consumer confidence broadened our addressable customer base and provided us with growth opportunities.

We responded to these changes by strengthening our capital structure, increasing our logistics and technology investments and implementing an expansion strategy focused on the different consumer preferences and needs of the Brazilian population. To support our expansion strategy, consisting of acquisitions and organic growth, we defined the format of our stores to tailor them to the expectations, consumption patterns and purchasing power of the different income levels in Brazil. Our stores have operated under different banners targeting the various income segments of the Brazilian population, aiming to provide comprehensive and targeted coverage of the regions where we operate. In order to implement this strategy and to increase our market share, throughout our history, we acquired important Brazilian supermarket chains, which were later and gradually converted into our banners. We also acquired or entered into association with retailers in the home appliances segment and a financial institution, Ítaú Unibanco, to offer credit cards and financial services.

Throughout the years, our principal banners included Pão de Açúcar (premium supermarkets), Extra (hypermarkets, supermarkets, drugstores and gas stations), Mercado Extra and Minuto Pão de Açúcar (proximity and neighborhood concept stores), Assaí (cash and carry stores), and Ponto Frio and Casas Bahia (home appliances). For further information on our banners, see “—Item 4B. Business Overview—Operations” and “—Item 4B. Business Overview—Operations—Operations in Brazil.”

In addition, we entered into a financial partnership called FIC with Itaú Unibanco to offer credit cards and financial services. For further information on FIC, see “—Item 4. Information on the Company—4B. Business Overview—Operations in Brazil—Financial Services.”

In the end of the 2019, with the acquisition of Grupo Éxito, we started to have operations in Colombia, Uruguay and Argentina, through the following banners: (i) Viva Malls, Éxito, Carulla, Surtimayorista, Surtimax and Super Inter in Colombia, (ii) Devoto, Disco and Géant in Uruguay, and (iii) Libertad, Mini Libertad and Paseo Libertad Malls in Argentina.

More recently, our strategy in Brazil has been to focus on the food retail segment in the premium and proximity formats under the banners Pão de Açúcar, Minuto Pão de Açúcar and Mercado Extra.

We summarize below principal historical changes in our business related to acquisitions, divestitures and other significant developments.

Changes in Our Business

Discontinued Operations for the Year Ending December 31, 2022

Extra Hiper Stores

On October 14, 2021 and December 16, 2021, the directors of CBD and Sendas at meetings of the board of directors of both companies approved the conversion of 70 Extra Hiper stores operated by us and located in several states of Brazil into cash and carry stores to be operated by Sendas, or the Real Estate Properties Assignment Transaction. The total estimated price of the Real Estate Properties Assignment Transaction is R$5,200.0 million, of which R$3,973.0 million will be paid by Sendas to CBD in installments between December 2021 and January 2024. The Real Estate Properties Assignment Transaction was formalized through an assignment agreement between CBD and Sendas for the assignment of the Extra Hiper stores and the sale to Sendas of certain equipment of these stores. The consummation of the transaction is subject to several conditions precedent, including the demobilization of all the assigned stores. As of December 31, 2021, we had received R$1.0 billion from Sendas under the Real Estate Properties Assignment Transaction.

As of the date of this annual report, we had concluded the assignment of 60 Extra Hiper stores to Sendas. We expect to assign all the stores to Sendas under the Real Estate Properties Assignment Transaction by the end of May 2022.

Of the 33 Extra Hiper stores that were not assigned to Sendas, up to 29 will be converted into Pão de Açúcar or Mercado Extra stores. We are analyzing whether the remaining four Extra Hiper stores will be closed or converted into other banners.

Starting in the second semester of 2022, we will no longer operate under the Extra Hiper banner and will focus on the premium and proximity segments, notably under the banners Pão de Açúcar, Minuto, Compre Bem and Mercado Extra. Accordingly, we expect to classify the results of operations of the Extra Hiper banner as discontinued operations in our statements of operations in the audited consolidated financial statements for the year ending December 31, 2022. For more information on the discontinuance of the Extra Hiper banner, see “Item 5. Operating and Financial Review and Prospects—Item 5A. Operating Results—Discontinued Operations— Discontinued Operations for the Year Ending December 31, 2022—Extra Hiper Stores.”

In addition, on February 25, 2022, we also entered into an agreement with Barzel Properties, a Brazilian real estate investment fund, or Barzel, and Sendas, as an intervening and guaranteeing party, to sell to Barzel 17 of the 70 Extra Hiper stores that would initially be assigned to Sendas under the Real Estate Properties Assignment Transaction. The estimated total sale price of these properties is R$1,200.0 million, which will be paid by Barzel to us. After the conclusion of the sale, the 17 properties will be leased by Barzel to Sendas for a period of 20 years, renewable for the same term. On April 13, 2022, the Administrative Council of Economic Defense, or CADE, approved the sale of these 17 properties.

Drugstores

In line with our strategy of optimizing store platform and allocating resources to accelerate the growth of our most profitable banners, we decided to close all our drugstores.

As of the date of this annual report, we had already closed all our drugstores and discontinued 68 of our drugstores.

We expect to classify the results of operations of our drugstores as discontinued operations in our statements of operations in the audited consolidated financial statements for the year ending December 31, 2022.

Acquisition of Grupo Éxito

In June 2019, our board of directors approved the recommendation of our controlling shareholder, Casino, to carry out a reorganization to simplify its activities and businesses in Latin America. The proposed transaction comprised: an all-cash tender offer by our then wholly owned subsidiary Sendas in which it acquired 96.57% of the shares of Grupo Éxito; a purchase agreement between Casino and Grupo Éxito, pursuant to which Casino acquired all controlling shares issued by us and held indirectly by Grupo Éxito; and our migration to the Novo Mercado listing segment of B3 with the consequent conversion of all of our preferred shares into common shares.

The acquisition was consummated in November 2019 and we have begun to consolidate Grupo Éxito’s results of operations in our financial statements since December 1, 2019. On February 14, 2020, B3 approved our migration from the Level 1 listing segment to the Novo Mercado listing segment of B3, its highest level of corporate governance.

With the acquisition of Grupo Éxito, we started to have operations in Colombia, Uruguay and Argentina, through the following banners: (i) Viva Malls, Éxito, Carulla, Surtimayorista, Surtimax and Super Inter in Colombia, (ii) Devoto, Disco and Géant in Uruguay, and (iii) Libertad, Mini Libertad and Paseo Libertad Malls in Argentina.

Our banners in Colombia include Viva Malls (shopping malls), Éxito (hypermarkets and supermarkets) Éxito Express (convenience stores), Vecino (supermarkets), Carulla (high quality supermarkets) Carulla Express (proximity and neighborhood concept stores), Surtimayorista (cash & carry stores), Surtimax (lost-cost convenience stores) and Super Inter (low-cost supermarket).

Our banners in Uruguay include Disco (supermarkets), Devoto (supermarkets), Devoto Express (convenience stores) and Géant (hypermarkets).

Our banners in Argentina include Paseo Liberdad Malls (shopping malls), Libertad (hypermarkets) and Mini Libertad (proximity and neighborhood concept stores).

Spin-off of Cash and Carry Operating Segment

From 2007 to 2009, we acquired a 100% ownership interest in Sendas Distribuidora S.A., which operated cash and carry stores under the Assaí banner.

In December 2020, our board of directors approved a corporate reorganization to carry out the separation of the cash and carry business through a spin-off of our then wholly owned subsidiary Sendas and the shareholders of CBD and Sendas at extraordinary shareholders’ meetings of both companies approved the Sendas Separation and Sendas Spin-off.

In addition, pursuant to a series of corporate transactions, Sendas underwent a corporate reorganization, the “Sendas Corporate Reorganization,” which consisted of the transfer of certain Sendas’ assets and 96.57% equity interest in Éxito to CBD for certain CBD’s assets, including capital contributions, 50% of the shares of Bellamar Empreendimentos e Participações Ltda., or Bellamar, a holding company that holds an investment in 35.8% of the shares of FIC, and five parcels of real estate assets.

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

Sale of Home Appliances Operating Segment

In 2009, we acquired a 98.8% of ownership interest in Globex (which later changed its corporate name to Via), a company which operated in the home appliances sector under the brand name Ponto Frio.

In 2010, through an association with members of the Klein family who represent the partners of Casa Bahia Comercial Ltda., or Casa Bahia Comercial, a Brazilian home appliances retailer which operated under the brand name Casas Bahia, we and the partners of Casa Bahia Comercial merged our respective businesses in the home appliances and e-commerce segments under Via. As a result, we then owned 52.4% of Via. After Via’s initial public offering in Brazil in the end of 2013, our equity interest in Via was 62.25% of the common shares and 43.35% of the total capital stock.

In November 2016, our board of directors approved the plan to sell our equity interest in Via, in line with our long-term strategy of focusing on the development of the food retail segment. Since then, in accordance with IFRS 5, we reported separately the results of Via as discontinued operations in one single line item in assets, liabilities and income statement.

In December 2018 and February 2019, through total return swap transactions, involving the sale of common shares of Via, we sold an aggregate of 6.95% of Via’s total capital stock on the B3 at a price of R$4.90 per share, totaling R$2,300 million. We recognized a gain on sale in the results of discontinued operations of R$398 million, net of the effect of income taxes of R$199 million and related costs. On June 14, 2019, we sold by means of an auction procedure all of our equity interest in Via on B3 for the price of R$4.90 per share, totaling R$2,300.7 million. Since then, we ceased consolidating Via’s assets, liabilities and operating results that were classified as held for sale. As a result of the sale, we recognized a gain on sale of investment of R$398 million, net of tax.

Since June 14, 2019, we no longer exercise influence over Via’s management.

After the consummation of the sale of all our equity interest in Via, certain transactions, previously existing between the Company and Via when Via was part of the Pão de Açúcar Group, remained in effect. While most of the transactions have been terminated, we and Via are under discussions with respect to allegedly outstanding obligations under certain agreements regarding their amicable termination or replacement.

For additional information on these transactions, see “Item 7. Major Shareholders and Related Party Transactions—7B. Related Party Transactions—Via”.

Corporate Reorganization of E-commerce Operating Segment

Cnova Brazil was a wholly owned subsidiary of Cnova and owned our and Via’s Brazilian non-food e-commerce businesses. Following the completion of the Cnova corporate reorganization in October 2016, Cnova Brazil became a wholly owned subsidiary of Via, operating the websites Extra.com.br, Pontofrio.com and Casasbahia.com.br, and ceased to be a shareholder of Cnova. Cnova has continued its e-commerce operations outside of Brazil, focusing entirely on Cdiscount. Also, we were no longer the majority shareholder of Cnova, remaining with a 34.2% equity interest in Cnova, which we started to recognize through the equity pick-up accounting method.

The corporate reorganization of Cnova consisted of (i) a reorganization agreement entered into by and among Cnova, Cnova Brazil and Via, dated August 2016; and (ii) concurrent tender offers launched by Casino to purchase any and all Cnova common shares in the United States and in France in December 2016.

In connection with the Cnova corporate reorganization, Casino and CBD entered into commitment and support letters to govern the parties’ ongoing relationship in their capacity as shareholders of Cnova after the Cnova corporate reorganization. Casino submitted the commitment letter to CBD, pursuant to which it grants us certain governance and liquidity rights in relation to the interest held by CBD in Cnova, including, among others: (i) CBD’s right to designate at least one member to the board of directors of Cnova, taking into account the number of members proportional to CBD’s interest; (ii) CBD will have priority over Casino to sell its shares in a public offering for the distribution of shares with respect to 90% of the total shares to be offered in the secondary offering; (iii) CBD will have partial tag along rights in case Casino sells its Cnova shares and the sale does not constitute a change of control; in case of change of control, CBD will have the right to sell all of its shares; (iv) CBD will be treated pari passu in relation to Casino in any transfer of Cnova shares to any third party or in case of any reorganization or corporate transaction resulting in any exchange, redemption or another issuance of Cnova shares; and (v) in case of any reorganization or corporate transaction involving Cnova, Casino will use its reasonable measures to cause CBD to receive securities in exchange for Cnova shares that are as liquid as the Cnova shares currently held by CBD.

Digital Transformation

To advance our digital transformation and expand our investment in technology, in 2018, we acquired the delivery app James, a multiservice platform for ordering and delivering our products, connecting customers, deliverers and establishments and, in 2019, we acquired Cheftime, a Brazilian company focused on ready-to-eat and cook-it-yourself meal kits. Also in 2019, we and Raia Drogasil formed Stix, the legal entity that operates the Stix Fidelidade loyalty program. The loyalty program was developed to better adapt to our customers’ demand for delivery and e-commerce services. In addition, the program allows its users to earn points on purchases made on associated retailers’ websites and stores, including us and Raia Drogasil, which are redeemable for products, services, discounts and other benefits. Stix Fidelidade also has Banco Itaú as a strategic partner responsible for enabling Banco Itaú’s clients to acquire points under Stix Fidelidade under certain terms and conditions.

For more information on our digital transformation, see “Item 5A. Operating Results—Overview of the Fiscal Year Ended December 31, 2021” and “Item 5D. Trend Information.”

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

For more information on our private labels, see “Item 4B. Business Overview—Private Label Products.”

Capital Expenditures and Investment Plan

As part of our capital expenditures and investment plan, we have invested R$6.5 billion in our consolidated operations in the three years ended December 31, 2021. As a result of the discontinuation of the operations of Sendas, we decreased our capital expenditures in our continuing operations by 49.1% from R$2.5 billion in 2020 to R$1.3 billion in 2021.

Our capital expenditures and investment plan in 2021 aimed to foster (i) the opening of new stores and store conversions; (ii) store renovations; (iii) improvements to information technology; and (iv) improvements to distribution facilities. We have historically financed our capital expenditures and investments mainly with cash flow generated from our operations and, to a lesser extent, funded by third parties. We plan to continue financing our capital expenditures and investments principally with cash flow from our operations and the cash flow from the sale of Extra Hiper stores. For more information on the sale of Extra Hiper stores, see “Changes in Our Business—Discontinued Operations for the Year Ending December 31, 2022—Extra Hiper Stores.”

Our investments in the last three years ended December 31, 2021 have included:

Opening of new stores and store conversions – In the Brazilian retail sector, we seek to rent real estate properties when there is an opportunity to open new stores under one of our banners or local supermarket chain acquisition opportunities that suit one of our formats.

In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores, and opened 14 stores, of which 12 were Minuto Pão de Açúcar stores, one was a Pão de Açúcar store and one was a Mini Extra store.

In addition, as a consequence of the Real Estate Properties Assignment Transaction, we discontinued 31 Extra Hiper stores and concluded the sale of 20 of these stores to Sendas, in 2021.

In the Grupo Éxito segment, 57 stores were inaugurated among openings and conversions, 51 of which were located in Colombia. Of the 51 stores that were inaugurated in Colombia: (i) nine consisted of Éxito; (ii) eight consisted of Éxito WOW hypermarkets, which operate under the Éxito banner; (iii) 15 consisted of Carulla; (iv) eight consisted of Carulla Fresh Market, which operate under the Carulla banner; (v) two consisted of Surtimayorista; (vi) 18 consisted of Super Inter Vecinos; and (vii) seven consisted of Surtimax stores. Another 16 stores were closed in Colombia (five Éxito, two Carulla, two Surtimax and seven Super Inter stores).

Six stores were inaugurated in Uruguay (two new Devoto stores and four Disco and Devoto stores that were reformed to the Fresh Market format).

Renovation of existing stores – We usually remodel a number of our stores every year. Through our renovation program, we updated refrigeration equipment in our stores, created a more modern, customer-friendly and efficient environment and outfit our stores with advanced information technology systems.

Improvements to information technology – We view technology as an important tool for efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters. We have made significant investments in information technology, totaling R$522 million from 2019 through 2021. For more information on our information technology, see “—Item 4B. Business Overview—Information Technology.”

Improvements to distribution facilities and others – We own and lease distribution centers and warehouses. The improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow. We have invested R$929.0 million in our distribution facilities from 2019 through 2021.

The following table provides a summary description of our principal capital expenditures for the periods indicated:

	Year Ended December 31,
	2021	2020	2019	2019-2021
	(in millions of R$)
Opening of new stores and store conversions	79	1,054	1,200	2,333
Renovation of existing stores	338	533	689	1,560
Information technology	177	179	166	522
Distribution facilities and other	195	276	458	929
Financing assets	(61)	110	(27)	22
Brazilian retail(1)	728	2,152	2,486	5,366
Grupo Éxito	539	338	80	957
Total	1,267	2,490	2,782	6,539

_________________

(1) The total of capital expenditures presented in the table for the years ended December 31, 2020 and 2019 include capital expenditures that we made in Sendas during the period until the Sendas Spin-Off that occurred on December 31, 2020. The capital expenditures related to Sendas totaled R$1,329.0 million and R$1,305.0 million in 2019 and 2020, respectively. The table also includes total capital expenditures made in Via until June 2019 when we completed the sale of all our equity interest in Via, which totaled R$216 million in the year ended December 31, 2019. For additional information on the Sendas Spin-Off and Via sale, see “—Changes in Our Business—Spin-Off of Cash and Carry Operating Segment,” and “—Changes in Our Business—Sale of Home Appliances Operating Segments,” respectively.

We believe that existing resources and operating income will be sufficient for our capital expenditures and investment plan and to meet our liquidity requirements. However, our capital expenditures and investment plan are subject to a number of contingencies, many of which are beyond our control, including the continued growth and stability of the Brazilian economy and the economies of the other Latin American countries where we operate, and our business and operations as well as the conclusion of the Real Estate Properties Assignment Transaction. We cannot assure you that we will successfully complete all or any portion of our capital expenditures and investment plan. In addition, we may participate in acquisitions or divest asset that are not budgeted in the capital expenditures and investment plan and we may modify the plans.

For information on our (i) contractual obligations, see “Item 5B. Liquidity and Capital Resources—Contractual Obligations,” (ii) off-balance sheet arrangements, see “Item 5B. Liquidity and Capital Resources—Off Balance Sheet Arrangements,” (iii) costs relating to the discontinuation of the Extra Hiper stores, including costs relating to the termination of employment agreements, see note 1.1. to our audited consolidated financial statements.

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

4B. Business Overview

The Brazilian Retail Industry

According to the Brazilian Supermarket Association (Associação Brasileira de Supermercados), or ABRAS, the Brazilian retail food industry represented approximately 7.5% of Brazil’s GDP in 2020, and the food retail industry in Brazil had gross revenues of approximately R$554 billion in 2020, representing a 46.5% nominal increase compared to approximately R$378 billion in 2019.

The Brazilian retail food industry is highly fragmented. According to ABRAS, the five largest supermarket chains that disclosed their revenues to ABRAS represented approximately 30.5% of the retail food industry in 2020, as compared to 38.9% in 2019 and 37.0% in 2018.

According to data published by IBGE, the volume of sales in the food retail sector slightly increased by 0.4% in 2021 compared to 2020.

According to the IBGE, the total population of Brazil was approximately 213.3 million as of December 31, 2021, representing a 0.74% growth compared to December 31, 2020. Given that approximately 85% of the population lives in urban areas (where most of our operations are located) and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth. According to an IBGE survey, in 2021, the city of São Paulo had an estimated population of 12.4 million and the city of Rio de Janeiro had an estimated population of 6.8 million. These are the two largest cities in Brazil. The state of São Paulo has an estimated total population of 46.6 million, representing 21.9% of the Brazilian population and is our largest consumer market in Brazil, with 603 stores as of December 31, 2021. The state of Rio de Janeiro is our second largest consumer market, with 103 stores as of December 31, 2021.

Brazil’s GDP increased 4.6% in 2021 compared to 2020, while household consumption expenditure decreased by 7.9% in relation to 2020, mainly due to the increase in inflation in 2021.

For more information on the Brazilian economic environment, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Macroeconomic Environment and Factors Affecting Our Results of Operations.”

The Colombian Retail Industry

Sales in the Colombian retail sector (excluding sales of gas and vehicles) increased by 11.8% in 2021 compared to the decrease of 1.7% in 2020, according to DANE. According to the marketing consulting company Raddar CKG, household consumption in Colombia reached COP$826,000 million in 2021, an increase of 9.0% when compared to 2020.

According to Nielsen, in 2021, the price of the Nielsen basket in Colombia, which is composed by the prices of food and cleaning products, increased by 13.9% in value and 7.7% in volume when compared to 2020. In 2021, the beverages industry presented a 11.9% growth in volume, while the consumption of the home and personal care and the food industries increased by 2.0% and 3.1 % respectively. Also in 2021, the market share of neighborhood stores in the food retail industry in Colombia was 43.4%, compared to 40.2% in 2020. This increase was due to the decision adopted by the Colombian government in the second semester of 2021 to lift the mobility restrictions that had been previously imposed to combat the COVID-19 pandemic outbreak. The lifting of these restrictions increased foot traffic in the vicinity of neighborhood stores resulting in an increase in the market share of neighborhood stores in the Colombian food retail industry and a decrease in the market share of supermarkets. In 2021, the market share of supermarket chains was 32.8% compared to 36.6% in 2020. In the same year, the market share of low-cost supermarkets was 15.7%, representing an increase of 0.6% when compared to 2020, with an 8.1% participation of drugstores and small owner-operated businesses (the so called “mom-and-pop stores”).

Operations

We are the largest traditional retailer in sales in the food segment in Brazil and the largest supermarket chain in Colombia in terms of market share, both according to Nielsen. We also have operations in Uruguay and Argentina.

We operate in the Brazilian retail industry, which consists of sales of food and non-food products to individual consumers at (i) supermarkets through the banners Pão de Açúcar, Mercado Extra and Compre Bem; (ii) proximity and specialized stores through the banners Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado; and (iii) gas stations through the Pão de Açúcar, Mercado Extra and Compre Bem banners. The Brazilian retail segment also includes revenues related to rentals of commercial spaces in our stores and e-commerce sales.

Within the Brazilian retail food industry, we had a total market share based on same store sales of approximately 11.9% in 2021, according to information published by Nielsen. For the year ended December 31, 2021, our net operating revenue of the Brazilian retail segment, totaled R$26.9 billion. As of December 31, 2021, we operated 667 stores, 74 gas stations and 68 drugstores in 16 Brazilian states and in the Federal District, in addition to a logistics infrastructure supported by 15 distribution centers and warehouses across Brazil.

We expect to classify the results of operations of the Extra Hiper banner and the results of operations of our drugstores as discontinued operations in our audited consolidated financial statements for the year ending December 31, 2022. For more information on the discontinuance of the Extra Hiper banner and our drugstores, see “Item 5A. Discontinued Operations—Discontinued Operations for the Year Ending December 31, 2022—Extra Hiper Stores” and “Item 5A. Discontinued Operations—Discontinued Operations for the Year Ending December 31, 2022—Drugstores.”

In addition, we are also a leading food retailer in Colombia, mainly with hypermarkets and supermarkets and also cash and carry stores, proximity stores, loyalty programs, private label products and financial services business. As of December 31, 2021, the Grupo Éxito operated in Colombia, Uruguay and Argentina, through the following banners: (i) Éxito, Carulla, Surtimayorista, Surtimax, Super Inter and Viva Malls in Colombia, (ii) Devoto, Disco and Géant in Uruguay, and (iii) Libertad, Mini Libertad and Paseo Libertad Malls in Argentina. As of December 31, 2021, the Éxito, Carulla, Surtimax, Super Inter and Surtimayorista banners had a total of 503 stores in Colombia.

According to Nielsen, Grupo Éxito was the largest supermarket chain in Colombia with a market share of 23.4% in 2021. For the year ended December 31, 2021, the net operating revenue of the Grupo Éxito segment totaled R$24.7 billion. As of December 31, 2021, we operated 620 stores and 24 gas stations in Colombia, Uruguay and Argentina, in addition to a logistics infrastructure supported by 18 distribution centers and warehouses across these countries.

We operate in the retail of food and non-food products. Food products include non-perishables, beverages, fruits, vegetables, meat, bread, cold cuts, dairy products, cleaning products, disposable products and personal care products. We also sell home appliances and other non-food products, which include clothing items, baby items, shoes and accessories, household articles, books, magazines, CDs and DVDs, stationery, toys, sports and camping gear, furniture, mobile phones, mattresses, pet products, gardening equipment and tools and electronics products, such as personal computers, software, computer accessories and sound and image systems. We also offer some of the products listed above under our private label. In addition, we sell our products through our websites.

We also retail the non-food products we sell at our drugstores, such as medications and cosmetics, and non-food products we sell and the services we provide at our gas stations. However, we expect to classify the results of operations of our drugstores as discontinued operations in our audited consolidated financial statements for the year ending December 31, 2022. For more information on the discontinuance of our drugstores, see “Item 5A. Discontinued Operations—Discontinued Operations for the Year Ending December 31, 2022—Drugstores.”

For more information on our operating segments, see note 31 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report.

Segment Revenue and Income Distribution

We measure the results of our operating segments in accordance with IFRS using, among other measures, each segment’s operating results.

The table below shows the breakdown of our consolidated gross sales and net operating revenue by banner and other operations, in addition to the Brazilian retail and Grupo Éxito segments, for the year ended December 31, 2021:

	Year Ended December 31, 2021
Banners and other operations	Gross Sales(1)	Percentage of Total Gross Profit	Net Operating Revenue	Percentage of Total Net Operating Revenue
	(in millions of R$)	(%)	(in millions of R$)	(%)
Extra/Compre Bem(2)	16,732	29.7%	15,216	29.7%
Pão de Açúcar	7,801	13.8%	7,079	13.8%
Proximity stores(3)	2,196	3.9%	2,082	4.1%
Drugstores, gas stations and Delivery(4)	2,299	4.1%	2,487	4.8%
Brazilian retail segment	29,028	51.5%	26,864	52.4%
Éxito	14,185	25.2%	12,777	24.9%
Carulla	2,872	5.1%	2,638	5.1%
Surtimax and Super Inter	1,748	3.1%	1,635	3.2%
B2B and Others	1,864	3.3%	1,703	3.3%
Colombia	20,669	36.7%	18,752	36.6%
Uruguay	4,552	8.1%	3,853	7.5%
Argentina	2,044	3.6%	1,752	3.4%
Grupo Éxito segment(5)	27,265	48.4%	24,357	47.5%
Other(6)	81	0.1%	70	0.1%
Total	56,374	100%	51,291	100%

_________________

(1)	We calculate gross sales by adding taxes on sales to net operating revenue. For a reconciliation of gross sales to net operating revenue, see note 25 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report.
(2)	Includes the banners Extra Hiper, Extra Supermercado, Mercado Extra and Compre Bem. We expect to classify the results of operations of the Extra Hiper banner as discontinued operations in our audited consolidated financial statements for the year ending December 31, 2022. For more information on the discontinuance of the Extra Hiper banner, see “Item 5A. Discontinued Operations—Discontinued Operations for the Year Ending December 31, 2022—Extra Hiper Stores.” In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores. Accordingly, the operational information relating to the Mercado Extra and Compre Bem banners include the operations of the Extra Supermercado stores until June 30, 2021.
(3)	Includes the banners Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado.
(4)	Includes drugstores, gas stations, food delivery and real estate business units. We expect to classify the results of operations of our drugstores as discontinued operations in our audited consolidated financial statements for the year ending December 31, 2022. For more information on the discontinuance of our drugstores, see “Item 5A. Discontinued Operations—Discontinued Operations for the Year Ending December 31, 2022—Drugstores.”
(5)	Includes our operations in Colombia, Uruguay and Argentina since our acquisition of Grupo Éxito in November 2019. For information on the acquisition of Grupo Éxito, see “—4A. History and Development of the Company—Changes in Our Business—Acquisition of Grupo Éxito”.
(6)	Includes the banners Cheftime, James and Stix Fidelidade.

The table below shows the breakdown of our consolidated operating income (loss) by reportable segment, taking into account the operating income from Brazilian retail, the Grupo Éxito and other operations. We present results of the reportable segments in accordance with IFRS, the measure used by management in evaluating the performance of and strategy for the segments listed below.

	Year Ended December 31, 2021
	Operating Income (Loss) from the Segment	Percentage of Total Operating Income (Loss)
Reportable segment	(in millions of R$)	(%)
Brazilian retail(1)	625	65.1%
Grupo Éxito(2)	532	55.4%
Other(3)	(197)	(20.5%)
Total	960	100%

_________________

(1)	Includes Pão de Açúcar, Extra Hiper, Mercado Extra, Compre Bem, Mini Extra, Minuto Pão de Açúcar, Aliados Minimercado and Pão de Açúcar Adega banners and GPA Malls our real estate business unit that operates in Brazil.
(2)	Includes our operations in Colombia, Uruguay and Argentina since our acquisition of Grupo Éxito in November 2019, including our real estate business units that operate in Colombia and Argentina.
(3)	Includes the banners Cheftime, James, Cdiscount and Stix Fidelidade.

For more information on our net operating revenue and net income (loss) by reportable segment, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Results of Operations for 2021, 2020 and 2019.”

Stores

The following table sets forth the total number of stores in Brazil at the end of the periods indicated per store format:

	Pão de Açúcar	Extra Hiper(1)	Extra Super-mercado(2)	Mercado Extra	Compre Bem	Mini Extra	Minuto Pão de Açúcar	Total
As of December 31, 2019(2)	185	112	53	100	28	152	85	715
During 2020
Opened	-	-	-	-	-	1	1	2
Closed	(3)	(6)	(6)	-	-	(3)	-	(18)
Converted (from)/to	-	(3)	(41)	41	-	-	-	(3)

As of December 31, 2020(3)	182	103	6	141	28	150	86	696
During 2021
Opened	1	-	-	-	-	1	12	14
Closed	(2)	(31)	-	(1)	-	(8)	(1)	(43)
Converted (from)/to	-	-	(6)	6	-	(2)	2	6

As of December 31, 2021	181	72	-	146	28	141	99	667

_________________

(1)	We expect to classify the results of operations of the Extra Hiper banner as discontinued operations in our audited consolidated financial statements for the year ending December 31, 2022. For more information on the discontinuance of the Extra Hiper banner, see “Item 5A. Discontinued Operations—Discontinued Operations for the Year Ending December 31, 2022—Extra Hiper Stores.”
(2)	In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores.
(3)	Excludes 74 gas stations and 68 drugstores. We expect to classify the results of operations of our drugstores as discontinued operations in our audited consolidated financial statements for the year ending December 31, 2022. For more information on the discontinuance of our drugstores, see “Item 5A. Discontinued Operations—Discontinued Operations for the Year Ending December 31, 2022—Drugstores.”

As of December 31, 2021, (i) Éxito, Carulla, Surtimax and Super Inter banners had a total of 503 stores in Colombia, (ii) Libertad and Mini Libertad banners had a total of 25 stores in Argentina, and (iii) Devoto, Disco and Géant banners had a total of 92 stores in Uruguay.

The following table sets forth the total number of stores in Colombia, Uruguay and Argentina at the end of the periods indicated per store format:

	Éxito	Carulla	Surtimax	Super Inter	Surtimayorista	Libertad	Mini Libertad	Devoto	Disco	Géant	Total
As of December 31, 2019	247	98	92	70	30	15	10	60	29	2	653
During 2020	(6)	(3)	(18)	(1)	4	0	0	1	0	0	(24)
Opened								1	-		1
Closed	(7)	(3)	(13)	(1)	-	-	-	-1	-	-	(25)
Converted (from)/to	1	-	(5)	-	4	-	-	-	-	-	0

As of December 31, 2020	241	95	74	69	34	15	10	59	30	2	629
During 2021	(8)	6	(2)	(8)	2	0	0	1	0	0	(9)
Opened	2	3	-	-	1	-	-	2	-	-	8
Closed	(5)	(2)	(2)	(7)	-	-	-	(1)	-	-	(17)
Converted (from)/to	(5)	5	-	(1)	1	-	-	-	-	-	0

As of December 31, 2021	233	101	72	61	36	15	10	60	30	2	620

The following table sets forth the number of stores, the total selling area, the average selling area per store, total number of employees and the net operating revenue as a percentage of our consolidated net operating revenue for each of our store formats as of and for the year ended December 31, 2021:

	Store Format	Number of Stores	Total Selling Area	Average Selling Area Per Store	Total Number of Employees(3)	Percentage of Our Net Operating Revenue
			(in square meters)(1)	(in square meters)(2)
Pão de Açúcar	Supermarket	181	233,151	1,288	14,634	14.1%
Extra Hiper(4)	Hypermarket	72	454,206	6,308	14,243	24.1%
Mercado Extra and Compre Bem(5)	Supermarket	174	196,052	1,127	11,585	10.1%
Mini Extra and Minuto Pão de Açúcar(6)	Proximity Store	240	58,933	246	3,204	4.1%
Grupo Éxito(*)	Various	620	1,027,785	1,658	37,347	47.5%
Other Businesses(7)	Various	-	-	-	55	0.1%
Total		1,287	1,970,128	1,531	81,067	100.0%

_________________

(1)	Based on the sale area of each store of the banner.
(2)	Total sale area of banner divided by total number of stores of the banner.
(3)	Based on the full-time equivalent number of employees, which is the product of the number of Brazilian retail employees (full- and part-time) and the ratio of the average monthly hours of Brazilian retail employees to the average monthly hours of full-time employees.
(4)	We expect to classify the results of operations of the Extra Hiper banner as discontinued operations in our audited consolidated financial statements for the year ending December 31, 2022. For more information on the discontinuance of the Extra Hiper banner, see “Item 5A. Discontinued Operations—Discontinued Operations for the Year Ending December 31, 2022—Extra Hiper Stores.”
(5)	In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores. Accordingly, the operational information relating to the Mercado Extra and Compre Bem banners include the operations of the Extra Supermercado stores until June 30, 2021.
(6)	Excludes 74 gas stations and 68 drugstores. We expect to classify the results of operations of our drugstores as discontinued operations in our audited consolidated financial statements for the year ending December 31, 2022. For more information on the discontinuance of our drugstores, see “Item 5A. Discontinued Operations—Discontinued Operations for the Year Ending December 31, 2022—Drugstores.”
(7)	Includes the banners Cheftime, James and Stix Fidelidade.
(*)	The table below shows the breakdown of the information related to the number of stores, the total selling area, the average selling area per store and total number of employees for each of our store formats in the Grupo Éxito segment as of and for the year December 31, 2021.

The following table sets forth the number of Grupo Éxito stores, the total selling area, the average selling area per store, total number of employees and the net operating revenue as a percentage of our consolidated net operating revenue for each of our store formats as of and for the year ended December 31, 2021:

	Store Format	Number of Stores	Total Selling Area	Average Selling Area Per Store	Total Number of Full Time Employees
			(in square meters)(1)	(in square meters)(2)
Éxito	Hypermarket	91	480,836	5,284	14,205
Éxito Super	Supermarket	30	33,423	1,114	1,104
Carulla	Supermarket	82	82,783	1,010	4,122
Éxito Express	Proximity Store	66	11,014	167	494
Carulla Express	Proximity Store	19	4,501	237	194
Éxito Vecino	Proximity Store	46	95,191	2,069	2,798
Surtimax	Low-cost Store	72	30,989	430	1,007
Super Inter	Low-cost Store	61	58,682	962	2,471
Surtimayorista	Low-cost Store	36	34,870	969	778
Disco	Supermarket	30	35,252	1,175	2,433
Devoto	Supermarket	24	33,714	1,405	2,169
Géant	Hypermarket	2	16,411	8,206	849
Devoto Express	Proximity Store	36	6,517	181	412
Libertad	Hypermarket	15	101,807	6,787	1,813
Mini Libertad	Proximity Store	10	1,796	180	97
Other Businesses(3)	Various	-	-	-	6,458
Total	-	620	1,027,787	1,658	41,402

_________________

(1)	Based on the sale area of each store of the banner.
(2)	Total sale area of banner divided by total number of stores of the banner.
(3)	Includes gas stations, the headquarters of Grupo Éxito, B2B and complementary business, such as, as real estate business, mobile services business, logistics services, the “Turbo Fresh” express delivery service, marketplace and other projects.

For a description of net operating revenue for each of our store formats, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Results of Operations for 2021, 2020 and 2019.”

Geographic Distribution of Stores

Brazil

We operate mainly in the Southeast region of Brazil, in the states of São Paulo, Rio de Janeiro and Minas Gerais. The Southeast region accounted for 80% of our net operating revenue for the year ended December 31, 2021, while the other Brazilian regions (North, Northeast, Midwest and South), in the aggregate, accounted for 20% of our consolidated net operating revenue for the year ended December 31, 2021. In addition, none of the other Brazilian regions represents individually more than 13% of the consolidated net operating revenue.

The following table sets forth the number of our stores by region as of December 31, 2021:

Region	Supermarket	Hypermarket	Proximity	Total
North	0	1	0	1
Midwest	16	4	0	20
Southeast	303	53	234	590
Northeast	36	14	6	56
South	0	0	0	0
Total	355	72(1)	240	667

_________________

(1)	On October 14, 2021 and December 16, 2021, the directors of CBD and Sendas at meetings of the board of directors of both companies approved the Real Estate Properties Assignment Transaction. The Real Estate Properties Assignment Transaction is subject to the fulfillment of certain conditions, including the prior consent of the owners of certain assigned properties and the demobilization by us of all the assigned stores. As of the date of this annual report, we had concluded the assignment of 60 Extra Hiper stores to Sendas. We expect to assign all the stores to Sendas under the Real Estate Properties Assignment Transaction by the end of May 2022. Of the 33 Extra Hiper stores that were not assigned to Sendas, up to 29 will be converted into Pão de Açúcar or Mercado Extra stores. We are analyzing whether the remaining four Extra Hiper stores will be closed or converted into other banners. Starting in the second semester of 2022, we will no longer operate under the Extra Hiper banner and will focus on the premium and proximity segments, notably under the banners Pão de Açúcar, Minuto, Compre Bem and Mercado Extra. Accordingly, we expect to classify the results of operations of the Extra Hiper banner as discontinued operations in our statements of operations in the audited consolidated financial statements for the year ending December 31, 2022. For more information on the Real Estate Properties Assignment Transaction, see “Item 4A. History and Development of the Company—Changes in Our Business— Discontinued Operations for the Year Ending December 31, 2022—Extra Hiper Stores” and “Item 7B. Related Party Transactions—Agreements with Sendas—Real Estate Properties Assignment Transaction.”

Colombia, Uruguay and Argentina

We have a total of 620 stores in the other Latin American countries where we have operations, of which 503 stores are in Colombia, 92 stores in Uruguay and 25 stores in Argentina, among supermarkets, hypermarkets, low cost and proximity stores.

The following table sets forth the distribution of our stores in Colombia by region as of December 31, 2021:

Region	Supermarket	Hypermarket	Proximity	Total
Bogotá	59	39	140	238
Cali	37	8	6	51
Coast region	18	17	28	63
Coffee region	34	5	7	46
Medellín	24	17	47	88
Santanderes and Boyacá	1	5	11	17
Total	173	91	239	503

Operations in Brazil

We have a multi-channel, multi-format and multi-region portfolio ensuring a strong position in offering products and services to our customers. We have been a long-standing player in the Brazilian retail market, and over the past few years, have adapted our positioning to meet changing consumer needs and preferences.

Our Brazilian retail segment operates under different formats and banners allowing us to reach customers from all socio-economic backgrounds in Brazil.

Store Formats and Banners

Hypermarkets

Extra Hiper Stores

Net operating revenue of the Extra Hiper banner reached R$10.2 billion in 2021, representing a 13% decrease compared to R$11.7 billion in 2020, due to the measures adopted to terminate the Extra Hiper banner in the last quarter of 2021.

As of the date of this annual report, we had concluded the assignment of 60 Extra Hiper stores to Sendas. We expect to assign all the stores to Sendas under the Real Estate Properties Assignment Transaction by the end of May 2022. Starting in the second semester of 2022, we will no longer operate under the Extra Hiper banner and will focus on the premium and proximity segments, notably under the banners Pão de Açúcar, Minuto, Compre Bem and Mercado Extra. Accordingly, we expect to classify the results of operations of the Extra Hiper banner as discontinued operations in our audited consolidated financial statements for the year ending December 31, 2022. For more information on the Real Estate Properties Assignment Transaction and the termination of the Extra Hiper banner, see “Item 4A. Changes in our Business—Discontinued Operations for the Year Ending December 31, 2022—Extra Hiper Stores.” For more information on the discontinuance of the Extra Hiper banner, see “Item 5A. Discontinued Operations—Discontinued Operations for the Year Ending December 31, 2022—Extra Hiper Stores.”

Supermarkets

Pão de Açúcar

Our Pão de Açúcar banner is our premium supermarket chain and is considered a reference for innovation in the retail industry, providing high quality services, a wide assortment of products to our customers and promoting concepts of healthy living and sustainability.

Pão de Açúcar stores are supermarkets which are predominantly located in large urban areas such as the São Paulo metropolitan area, where over one-third of the Pão de Açúcar stores are located. We believe that the locations of the Pão de Açúcar stores are a competitive advantage for us as available sites for supermarkets in these urban areas are scarce. The Pão de Açúcar stores target the Brazilian class A and class B household consumers. The Pão de Açúcar stores aim to provide to customers a pleasant shopping environment, a broad mix of high-quality products, innovative service offerings and a high-quality service.

As of December 31, 2021, we had 181 Pão de Açúcar stores in 12 Brazilian states and the Federal District, with an average sales area per store of 1,288 square meters. Food products represented 97% of net operating revenue of Pão de Açúcar stores in 2021 and non-food products represented 3%. In 2021, we made layout adjustments at 50 stores and fully renovated six stores following a next-generation concept store, which present a multi-channel, multi-sensory and multi-solution space, focusing on the digital shopping experience; with more personalized, special and healthy products; and with interaction areas. The renovated stores continue to have higher growth in sales compared to non-renovated stores, representing 31% of Pão de Açúcar banner net operating revenue considering a total of 181 stores.

The Pão de Açúcar banner recorded net operating revenue of R$7.1 billion in 2021 mainly due to ongoing initiatives, such as (i) the strong performance of our stores renovated to a next-generation concept store, (ii) operational improvements, and (iii) the evolution of omnichannel initiatives and expansion of our express delivery model.

Mercado Extra and Compre Bem Stores

As of December 31, 2021, we operated 146 Mercado Extra stores and 28 Compre Bem stores. In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores. As of December 31, 2021, we did not operate any Extra Supermercado stores.

These banners have a neighborhood supermarket format focused on middle-class customers, and offer a complete mix of food products, general merchandise, a wide range of household items and a complete portfolio of private label products which allows customers to purchase products at a more accessible price and increase the quality perception in the stores. Mercado Extra and Compre Bem stores are predominantly located in São Paulo.

These banners had an average sales area per store of 1,127 square meters, as of December 31, 2021. The sale of food products and non-food products represented 97% and 3%, respectively, of net operating revenue of Mercado Extra and Compre Bem stores in 2021.

Net operating revenue of the Mercado Extra and Compre Bem banners reached R$4.9 billion in 2021, representing a 17.2% increase when compared to 2020, when the net operation revenue of these banners totaled R$4.2 billion.

Proximity Stores

Mini Extra, Minuto Pão de Açúcar and Aliados Minimercado

Our proximity stores operate under the Mini Extra, Minuto Pão de Açúcar and Aliados Minimercado brands. These stores serve customers seeking for a convenience in their daily routines.

As of December 31, 2021, the Mini Extra, Minuto Pão de Açúcar and Aliados Minimercado stores had an average sales area per store of 244 square meters. The sale of food products and non-food products represented 99% and 1%, respectively, of net operating revenue in proximity stores in 2021. Resuming the format’s expansion through the Minuto Pão de Açúcar banner is one of our priorities for the next three years.

Mini Extra, Minuto Pão de Açúcar and Aliados Minimercado stores are predominantly located in the city of São Paulo. The Mini Extra, Minuto Pão de Açúcar and Aliados Minimercado stores target all Brazilian classes.

Net operating revenue of the proximity stores in 2021 totaled R$2.2 billion, an increase of 22.9% compared to 2020, mainly due to the (i) effective value proposition in the neighborhood store formats Minuto Pão de Açúcar and Mini Extra and (ii) the expansion of Aliados Minimercado project. The proximity format reached 240 stores as of December 31, 2021, of which 141 were Mini Extra and 99 were Minuto Pão de Açúcar.

In 2016, we launched the “Aliados Compre Bem” project, which was renamed to “Aliados Minimercado” in 2018, a business model for neighborhood stores that consists of a partnership between us and independent retailers, in which we provide our operational expertise to meet and increase the sales potential of this market segment by supplying products to participating independent retailers.

Drugstores

As of December 31, 2021, we operated 68 drugstores.

In line with our strategy of optimizing store platform and allocating resources to accelerate the growth of our most profitable banners, we decided to close all of our drugstores. Accordingly, as of the date of this annual report, we no longer operate drugstores.

We expect to classify the results of operations of our drugstores as discontinued operations in our audited consolidated financial statements for the year ending December 31, 2022. For more information on the discontinuance of our drugstores, see “Item 5A. Discontinued Operations—Discontinued Operations for the Year Ending December 31, 2022—Drugstores.”

Gas Stations

As of December 31, 2021, we operated 74 gas stations in Brazil, the vast majority of which are located within the parking area of certain of our stores, mainly of Extra Hiper stores. We also have gas stations that operate under our Pão de Açúcar, Mercado Extra and Compre Bem banners.

Our gas stations that are located in the parking areas of Extra Hiper stores, will also be assigned to Sendas under the Real Estate Properties Assignment Transaction. For more information on the Real Estate Properties Assignment Transaction, see “Item 4A. History and Development of the Company—Changes in Our Business— Discontinued Operations for the Year Ending December 31, 2022—Extra Hiper Stores” and “Item 7B. Related Party Transactions—Agreements with Sendas—Real Estate Properties Assignment Transaction.”

We have partnerships with Ipiranga and Shell, two major gas station chains in Brazil. These partnerships allow us to offer co-branded gas stations, such as Extra-Ipiranga and Pão de Açúcar-Ipiranga, which we believe attracts more customers to the gas stations and gives us a competitive advantage.

The location of our gas stations allows our customers to shop in our stores and refuel their cars while they are on our premises. Our strategy for our gas stations is based on offering competitive prices and reliable and high-quality fuel.

E-commerce Food Delivery and In-Store Pick-Up

We are one of the leading players in the Brazilian food e-commerce segment through our food delivery platforms, including Pão de Açúcar Delivery, or PA Delivery, and Clube Extra Delivery, through which our customers can order their products online and receive them at home (within 24 hours for “conventional” delivery and four hours for “express” delivery). This service also allows us to expand and deepen our client base, reaching new clients through our app and website, while also furthering our omnichannel approach for existing clients. Through this service, we also offer our “Click and Collect” service, a purchasing option through which our customers are able to order online and choose the best time to pick up their food order at selected Pão de Açúcar and Extra stores.

As of December 31, 2021, we offered the “express” and/or “click and collect” concepts at more than 300 stores under the Pão de Açúcar, Minuto Pão de Açúcar, Mercado Extra and Compre Bem banners, in the Southeast, South, Midwest and Northeast regions of Brazil.

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

In 2018, as part of our digital transformation strategy, we acquired the delivery app James, which is a multiservice platform for ordering and delivering our products, connecting customers, deliverers and establishments. This acquisition complements the delivery methods that we make available to our customers at our brick-and-mortar stores. In addition, the deliveries through James complements our same day and next day deliveries and provides our customers with one-hour delivery option. We have expanded James operations to 32 cities in Brazil located in the States of São Paulo, Rio de Janeiro, Ceará, Paraná, Tocantins, Pernambuco, Piauí, Sergipe, Minas Gerais, Mato Grosso, Mato Grosso do Sul, Paraíba, Bahia and the Federal District (Distrito Federal).

Loyalty Programs

My Discount

The My Discount program, launched in July 2017 in Brazil, consists of a mobile app that provides personalized discounts to customers who are members of the loyalty programs of the Pão de Açúcar and Extra banners. At the end of 2021, 67% of our net operating revenue in the Brazilian retail segment were related to our loyalty programs. This number corresponds to approximately 58% of the net operating revenue of the Extra banner (Clube Extra) and 86% of the net operating revenue of the Pão de Açúcar banner (Pão de Açúcar Mais) in 2021.

Our two phone apps, Pão de Açúcar Mais and Clube Extra, are important tools to increase our customers’ digitalization and create ultra personalization, where we can give personalized discounts for each customer, and long-term relationships.

In March 2018, we added the My Rewards program to our mobile apps, providing personalized challenges to customers who are members of the loyalty programs of the Pão de Açúcar and Extra banners.

Stix Fidelidade

In 2019, we and Raia Drogasil formed Stix, the legal entity that operates the Stix Fidelidade loyalty program. The loyalty program allows its users to earn points on purchases made on associated retailers’ websites and stores, including us and Raia Drogasil, which are redeemable for products, services, discounts and other benefits. Stix Fidelidade also has Banco Itaú as a strategic partner responsible for enabling Banco Itaú’s clients to acquire points under Stix Fidelidade under certain terms and conditions.

Stix Fidelidade was launched in October 2020 as the first retail coalition in Brazil and its opt-in platform reached more than one million customers at the end of that year. The program was developed for us to better adapt to our customers’ demand for delivery and e-commerce services and a wider program that allows the acquisition of fidelity points in exchange of products acquired in retail businesses.

From all the rewards distributed, 80% were activated and 30% of Stix Fidelidade customers have earned points through more than one brand that is part of the program (Pão de Açúcar, Extra, or Raia Drogasil). In February 2020, we announced the approval by CADE of the transaction that created Stix Fidelidade.

We expect to enter into partnership agreements with other retailers to turn Stix Fidelidade into a loyalty program coalition comprising several retailers nationwide in Brazil. Together with Raia Drogasil, we have more than 3,000 stores to promote our loyalty programs.

Financial Services

We extend credit to customers through FIC, our partnership with Itaú Unibanco, one of the largest privately-owned financial institutions in Brazil. FIC exclusively offers credit cards, financial services and insurance coverage at our stores.

We and Sendas each hold 50.0% of Bellamar, a holding company that holds an investment in 35.8% of the shares of FIC. Itaú Unibanco and Via hold 50.0% and 14.2%, respectively, of the shares of FIC. Itaú Unibanco determines the financial and operational policies of FIC and appoints the majority of its officers.

FIC operates financial services kiosks in our stores in Brazil with exclusive rights to offer credit cards, financial services and insurance policies, except for extended warranties. FIC has been operating for more than ten years and as of December 31, 2021, had a portfolio of 3.5 million credit card accounts from customers, including the portfolio of Cartão Extra, Cartão Pão de Açúcar, Cartão Passaí and Cartão Ponto Frio.

In 2021 and 2020, FIC’s net profit was R$264.9 million and R$328.8 million, respectively. We maintain our strategy to increase the share of FIC’s credit cards and financial services at our stores in Brazil as an important loyalty tool and mechanism to increase sales and additional profitability. FIC’s credit cards offer payment options for the cardholders at our stores, aiming at providing them with benefits and convenience.

The table below sets forth the breakdown of FIC’s customers in 2021, 2020 and 2019:

Total number of clients	2021	2020	2019
	(in thousands)
Brazilian retail	1,952	1,873	2,085
Sendas (1)	1,010	732	717
Via (2)	538	631	776
Credit cards	3,499	3,236	3,578

_________________

(1)	After consummation of the Sendas Separation on December 31, 2020, Sendas remained as one of the members of FIC with an equity interest of 17.88%.
(2)	The sale of all of our equity interest in Via, consummated on June 14, 2019, did not have any impact on FIC’s clients relating to the Ponto Frio banner. Via remains as one of the members of FIC with an equity interest of 14.24%.

Real Estate Business Units

GPA Malls is our real estate business unit responsible for the transformation and management of commercial spaces in Brazil.

As of December 31, 2021, GPA Malls was present in 15 Brazilian states and the Federal District and managed approximately 210 commercial galleries in Brazil and two neighborhood commercial centers. As of December 31, 2021, GPA Malls had more than 246,000 square meters of gross leasable area. The term “gross leasable area” refers to all of the area in our commercial spaces that are available for lease. We calculate our gross leasable area by subtracting the areas in our commercial spaces owned by third parties and not available for lease by us from our gross commercial area, which corresponds to all the commercial area in our commercial spaces.

Operations in Colombia

The Grupo Éxito is a leading food retailer in Colombia, with a portfolio mainly comprising hypermarkets and supermarkets and also comprising cash and carry stores, proximity stores, loyalty programs, private label products and financial services and real estate businesses.

As of December 31, 2021, the Éxito, Carulla, Surtimax, Super Inter and Surtimayorista banners had a total of 503 stores in Colombia. Grupo Éxito’s operations in Colombia corresponded to 77% and 48% of Grupo Éxito’s and CBD’s total gross revenue in 2021, respectively.

Store Formats and Banners

Hypermarkets

Éxito

Éxito is a hypermarket banner with a food and non-food product offering tailored to the needs of all segments of the Colombian population. Éxito stands out for the quality of its private-label apparel range, which enjoys a good reputation with customers. The stores also provide a variety of services including the “Points Éxito” loyalty program, mobile phones, travel deals, and financial services (credit cards and insurance) and are organized in a department store style, with an average sales area per store of 2,663 square meters as of December 31, 2021. Éxito hypermarket stores target the Colombian middle and middle-high classes.

The banner continued to develop its Éxito WOW hypermarkets, offering an even more digital customer experience in a remodeled store.

As of December 31, 2021, we had 223 Éxito stores. The sale of food products and non-food products represented 54% and 46% of Éxito banner’s net operating revenue in 2021, respectively. Our focus is to continue developing the new generation of Éxito hypermarkets known as “Wow” to link the best of the physical and virtual worlds in one place: a shopping experience connected to the digital world, superior customer service and improved focus on fresh products.

The net operating revenue of the Éxito banner in 2021, reached R$12.8 billion, representing a 7.1% increase compared to 2020 and approximately 70% of the net operating revenue in Colombia for 2021. The net operating revenue of the Éxito banner increased in almost all regions of Colombia mainly due to the approximately 15% growth of the non-food category and the increase in sales from stores under the innovative Wow format. Éxito Wow stores are digitally connected hypermarkets that integrate the digital channels and physical services offered by the Éxito banner to other services, including banking services, co-working area, gourmet food-court, omnichannel zone, among others. The Éxito Wow model totaled 19 stores in 2021 and is present in the cities of Bogotá, Medellin, Cali, Santander, Boyacá, and Atlantic Coast.

Supermarkets

Éxito Super and Vecino

The Éxito brand also includes two different supermarket banners: 30 Éxito Super stores, offering a range of primarily food products and 46 Éxito Vecino stores, offering a wider assortment of non-food products.

Carulla

Carulla comprises supermarkets and convenience stores predominantly located in main cities such as Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, among others, and is renowned for its high quality. Carulla stores focus mainly on offering imported and premium products, a highly quality assortment of fresh products and are nationwide recognized for having the best bakery in the country.

Carulla had an average sales area per store of 864 square meters as of December 31, 2021. Carulla stores target the Colombian high-end classes and as of December 31, 2021, we had 101 Carulla stores. The sale of food products and non-food products represented 98% and 2% of Carulla’s net operating revenue in 2021, respectively.

In 2021, the banner continued to develop its new Carulla Fresh Market format, offering an expanded offering of fresh produce and more premium service counters. In that year, the Carulla Fresh Market format was implemented at 22 market stores located in the cities of Bogotá, Medellin, Santa Marta, Cali and Cartagena. These Fresh Market stores represented approximately 45.1% of the sales share of the Carulla’s stores.

The net operating revenue of the Carulla banner reached R$2.6 billion in 2021, a 1.1% increase compared to 2020 reflecting the expansion of the Carulla Fresh Market format, the implementation of “Turbo-Fresh”, an express service pursuant to which Rappi delivers products to clients in less than ten minutes from the time the order is made. This innovative model aims at transforming the fresh food category, renovating stores and improving layouts. The model includes digital activities, such as apps, improved customer service experience, strengthening the offer of key items, such as wine, pasta, cheese, coffee, and other commercial events related to the premium banner.

Low-Cost Supermarkets

Super Inter and Surtimax

Super Inter and Surtimax are considered low-cost supermarkets characterized by offering low prices for a complete basic basket of products, good quality meat, fresh fruits and vegetables and a large assortment of bulk grains. These stores have a regional focus, offering products according to the local consumer needs. Super Inter stores operate in approximately 17 cities in the Coffee and Pacific regions of Colombia. Surtimax stores are located in residential areas and offer a wide portfolio of private label products.

Super Inter’s sales of food products and non-food products represented 99% and 1%, respectively, of its stores net operating revenue in 2021. We had 61 Super Inter and 72 Surtimax stores, respectively, and average sales area per store was 964 square meters as of December 31, 2021.

Surtimax’s sales of food products and non-food products represented 99% and 1% respectively of its stores net operating revenue in 2021.

Cash and Carry Stores

Surtimayorista

Surtimayorista stores have been operating in the cash and carry segment in Colombia for over five years and are focused on the commercialization of products for retail and institutional consumers, such as food retailers (including restaurants, pizzerias and snack bars), conventional retailers (such as grocery and small family-owned stores) and end users (including schools, small businesses, churches and hospitals). It offers more than 2,100 items of grocery, food, perishable, beverage, wrapping, personal care and cleaning products, among others and 500 additional non-food items.

As of December 31, 2021, the Surtimayorista banner totaled 36 stores in eleven Colombian cities. The cash and carry format expanded with two stores opened in the last 12 months from conversions and organic, and the Surtimayorista banner reached 36 stores during the year.

The net operating revenue of the low-cost segment in 2021 (which includes Super Inter, Surtimax, Surtimayorista, B2B and other), reached R$3.3 billion, a 7.6% increase compared to 2020 as a result of the store base optimization, conversions into cash and carry stores, strong commercial actions, implementation of productivity plans, and the increase in the focus towards private label brands to offset the effect of the challenging competitive environment in this market.

Proximity Stores

Éxito Express

Éxito Express is a proximity store which offers fast-moving consumer goods and fresh products, as well as a selection of household cleaning and multimedia products. As of December 31, 2021, we had 66 Éxito Express stores.

Carulla Express

Carulla Express is a proximity store which offers fast-moving high-quality consumer goods and fresh products in the premium segment, as well as take-away products such as sandwiches, fresh fruit, cakes and pastries. As of December 31, 2021, we had 19 Carulla Express stores.

Loyalty Program

Puntos Colombia is a 50/50 joint venture between Grupo Éxito and Bancolombia in Colombia. Puntos Colombia operates a loyalty program pursuant to which its users earn points on purchases made on partners’ websites and at their stores. These points are redeemable for products or services available at Puntos Colombia platform, in addition to discounts and other benefits. As of December 31, 2021, Puntos Colombia had 134 affiliated businesses, including Celio, Pilates and CineColombia and our customers redeemed 28.5 million points under the Puntos Colombia program in 2021.

Other Businesses and Services

Other revenue include income mainly from complementary businesses, such as the real estate, financial, travel, insurance, mobile and money transfer businesses. Net operating revenue from other businesses and services increased by 20.9% in 2021, totaling R$1,703 million, mainly driven by the real estate and the financial businesses.

Financial Services

Tuya is a 50/50 joint venture between Grupo Éxito and Bancolombia. Tuya is a financial company focusing on issuing credit cards mainly for low and middle-income segments and promote access to financial services to segments that the traditional banking system does not approach. By the end of 2021, Tuya was rated AAA, for the 12th year in a row, by Fitch Ratings. As of December 31, 2021, Tuya issued 2.8million credit cards, representing 17% of the credit card market share in Colombia.

Real Estate Business Units

Viva Malls is our real estate business unit which is responsible for the creation and management of commercial spaces in Colombia.

As of December 31, 2021, Viva Malls was present in eleven Colombian cities and managed around six commercial galleries and 12 shopping centers. As of December 31, 2021, Viva Malls had 567,747 square meters of gross leasable area.

Operations in Uruguay and Argentina

Grupo Éxito’s operates in Uruguay and Argentina under the following banners: (i) Devoto (supermarkets and proximity stores), Disco (supermarkets) and Géant (hypermarkets) in Uruguay, and (ii) Libertad (hypermarkets) and Mini Libertad (proximity stores) in Argentina.

As of December 31, 2021, (i) Libertad and Mini Libertad banners had a total of 25 stores in Argentina, and (ii) Devoto, Disco and Géant banners had a total of 92 stores in Uruguay.

Paseo Libertad Malls is our real estate business unit which is responsible for the creation and management of commercial spaces in Argentina. As of December 31, 2021, Paseo Libertad Malls was present in nine Argentinian provinces and managed approximately five commercial galleries and ten shopping centers. As of December 31, 2021, Paseo Libertad Malls operated approximately 170,000 square meters of gross leasable area.

Grupo Éxito’s operations in Uruguay and Argentina corresponds to 16% and 7%, respectively, of Grupo Éxito’s total gross revenue in 2021 and 8% and 4%, respectively, of CBD’s total gross revenue in 2021.

Private Label Products

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

Our main private labels are Taeq, which focuses on the healthy food segment, and Qualitá, which offers high-quality food products at affordable prices. We also have Casino, Cheftime, Club des Sommeliers, Confraria, Finlandek, Arkitect, Bronzini, Cast, Bambini, Boomy, Frescampo and Custer, among others, in our private label portfolio.

We launched the Taeq products in 2006. Its portfolio comprises healthy food products, including cereals, cereal bars, yogurts, teas, pasta, meats, soups, isotonic, juices, organic and natural products, among others. Taeq products are offered at our Pão de Açúcar and Extra stores (supermarkets and proximity stores) and at our websites. We also offer our Taeq products in our stores in Colombia.

We launched the Qualitá banner in 2008. Its portfolio comprises a variety of products, including frozen food, cleaning supplies, dairy products, among others. In order to achieve the goal of keeping a high-quality in our products while selling them at affordable prices, Qualitá products undergo a strict standard of supply selection, logistics control and consumer testing before being offered to our clients. Qualitá products are offered at our Pão de Açúcar and Extra stores (supermarkets and proximity stores) and at our websites.

Casino is a French brand that offers imported products selected and approved by French chefs. Club des Sommeliers is a wine brand that offers more than 90 wine labels from eleven nationalities. Bambini and Boomy are children clothing brands. Arkitect, Bronzini, Custer and Cast are clothing brands.

In November 2019, we acquired 79.6% of the equity interest in Cheftime, a company that prepares and offers ready-to-eat meal kits, semi-cooked meal kits, and cook-it-yourself meal kits, enabling anyone to prepare their own food and inspiring our consumers to take up cooking as a hobby. In 2019, we started to sell Cheftime products solely in the format of ready-to-cook meal kits, assembled with pre-portioned ingredients paired with the recipes. Today Cheftime products are offered in 300 stores in Brazil.

Frescampo is a Colombian low-cost brand that offers quality food products at reasonable prices. Frescampo products are offered at our stores in Colombia.

In 2021, the sales of our private label in the food category represented 21% of our total food sales in Brazil and 16% of our total food sales in Colombia.

Seasonality

In Brazil, Colombia, Uruguay and Argentina, we have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season and “Black Friday” promotions, which help to boost fourth quarter sales in mainly non-food categories. In recent years, our average sales revenues during the fourth quarter have typically been approximately 14% above average sales revenues during the other quarters of the year.

We also experience strong seasonality in our results for the months of March or April as a result of the Easter holiday, when we offer specialized products, as well as in FIFA World Cup years, when some of our event-focused products have an increase in sales.

Seasonality relating to the availability of some of our products (such as fruits and vegetables) generally does not affect our results due to the large and diverse selection of products we offer to our customers.

Products

We operate in the retail segment of food and non-food products. Food products include non-perishables, beverages, fruits, vegetables, meat, bread, cold cuts, dairy products, cleaning products, disposable products and personal care products. We also sell home appliances and other non-food products, which include clothing items, baby items, shoes and accessories, household articles, books, magazines, CDs and DVDs, stationery, toys, sports and camping gear, furniture, mobile phones, mattresses, pet products, gardening equipment and tools and electronics products, such as personal computers, software, computer accessories and sound and image systems. We also offer some of the products listed above under our private label. In addition, we sell our products in the retail segment through our websites.

We include in the retail segment the non-food products we sell at our drugstores, such as medications and cosmetics, and the non-food products we sell and the services we provide at our gas stations. However, we expect to classify the results of operations of our drugstores as discontinued operations in our audited consolidated financial statements for the year ending December 31, 2022. For more information on the discontinuance of our drugstores, see “Item 5A. Discontinued Operations—Discontinued Operations for the Year Ending December 31, 2022—Drugstores.”

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

Suppliers

In Brazil, the purchasing of food products for all of the banners in the Brazilian retail segment is centralized through our logistics platform and subsequently delivered to our stores. We mostly purchase our food products on a spot or short-term basis from a large number of local and international unrelated suppliers. Consequently, we do not depend on one or a few suppliers.

The purchasing of 95% of the goods sold under our private label is made through our logistics platform and products are purchased from a large number of local and international suppliers.

In Colombia, the purchasing process for 74% of the merchandise for all our banners is centralized through our logistics platform due to the large number of local and international suppliers we use, of which 42% is managed via cross docking, which is a process that involves delivery directly from the suppliers to the stores and does not require warehouse storage. The goods that are supplied to us on a non-centralized basis consists mainly of beverage, bakery, snacks and some frozen products. In 2021, 90% of fruit and vegetables were purchased locally, 90% of apparel was acquired from 80 local workshops with over 9,600 employees (70% women) and 176 farms were monitored to ensure zero levels of deforestation.

In Uruguay, the purchasing of food products for all our banners is mostly decentralized as 62.3% of the products are purchased directly by our stores from different suppliers. These purchases are mostly made on a short-term basis from a large number of unrelated suppliers. Non-food products, including home appliances, are mostly imported due to the lack of a national industry.

In Argentina, the purchasing of food products for all our banners is centralized and purchases are done directly and on a short-term basis from a large number of unrelated suppliers.

The prices of the food products we purchase from our suppliers vary according to inflation.

Distribution and Logistics

In Brazil, in order to efficiently distribute perishable food products, grocery items and general merchandise, we operate eleven distribution centers and warehouses strategically located across the country, with a total storage capacity of approximately 400,479 square meters. The locations of our distribution centers enable us to make frequent shipments to stores, which reduces the need of in-store inventory space and limits store inventories. Our distribution centers are significantly supported by pd@net, a business-to-business technology platform, which links our computer automated ordering system to our distribution centers and suppliers to automatically replenish our inventory.

We organize our logistics and distribution processes in accordance with the products and services sold under our banners in Brazil, Colombia, Uruguay and Argentina. Accordingly, we guide our distribution processes by the procedures described below.

Stores, Supermarkets and Hypermarkets

Brazil

As of December 31, 2021, the logistics process to supply our stores, supermarkets and hypermarkets, excluding drugstores and gas stations, included eleven distribution centers located in the states of São Paulo (including a distribution center specifically focused on our proximity stores), Rio de Janeiro, Ceará, Pernambuco and the Federal District, corresponding to a 400,479 square meter area including both our own and outsourced distribution centers. Our distribution process is performed by an outsourced fleet. As of December 31, 2021, our centralization rate (the percentage of revenue from the products supplied at our stores that comes directly from our distribution centers) was approximately 65%.

Orders made for our non-centralized products are made directly by the stores and delivered by the suppliers following the supply model known as “Direct Delivery.” As of December 31, 2021, approximately 35% of our stores sales corresponded to “Direct Delivery” products, especially ornamental plants, cigarettes, ice cream, yogurt and magazines.

Colombia, Uruguay and Argentina

As of December 31, 2021, the logistics process to supply our stores, supermarkets and hypermarkets, excluding our cash and carry operation in Colombia, included 18 distribution centers located in Colombia, Argentina and Uruguay, corresponding to a 470,000 square meter area including both our own and outsourced distribution centers. Our distribution process is performed by an outsourced fleet.

In Colombia, we operate ten distribution centers and three nodes located in Bogotá, Medellín, Cali, Santander and the Atlantic Coast with total storage capacity of 272,902 square meters.

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

In Colombia, we operate one of the largest e-commerce operations in the country through our direct online and marketplace sales, and the new channels, such as the “Turbo Fresh” express delivery service and other including delivery applications. In order to operate these channels, we have a network of dedicated (i) distribution centers in Bogota serving mainly non-food products, (ii) storages in Medellin for food e-commerce, and (iii) deliveries from stores used mainly to serve delivery applications and websites.

Drugstores

The main Brazilian pharmaceutical distributors and regional distributors supply our drugstores across the country, with whom we have entered into supply agreements for medications and other products, such as cosmetics. The logistics system varies between centralized deliveries through our distribution centers and decentralized deliveries.

We expect to classify the results of operations of our drugstores as discontinued operations in our audited consolidated financial statements for the year ending December 31, 2022. For more information on the discontinuance of our drugstores, see “Item 5A. Discontinued Operations—Discontinued Operations for the Year Ending December 31, 2022—Drugstores.”

Gas Stations

Our gas stations are supplied by exclusive suppliers in Brazil. In 2021, we used two suppliers. Supply orders are made individually by each station, and fuel is requested through purchase orders or pre-agreed daily supply orders, pursuant to the service agreements entered into by each gas station. Fuel transportation is carried out exclusively by our suppliers while unloading operations are closely followed by our employees for safety and quality control reasons.

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

Marketing

Our marketing policy aims at attracting and retaining our customers. To this end, we carry out integrated marketing campaigns that are specific to each store banner in which we operate and are structured and directed at the target customer market for each store banner. Our marketing teams are media experts dedicated to developing quality marketing campaigns to emphasize our strengths in terms of products assortment, service and competitive prices. We recognize marketing campaign expenses in our financial statements as sales expenses as they are incurred.

Since 2019, we increased the control of our marketing expenses by means of the use of digital tools and platforms. We also reduced the use of printed advertising and started to use our app more often to promote our clearance items.

In 2021, 2020 and 2019, we spent R$383 million, R$663 million and R$542 million respectively, in advertising, representing 1.42%, 1.29% and 1.88%, respectively, of total net operating revenue in each year.

Innovation

In 2017, we created GPA Labs, a program developed to foster innovation within our corporate structure and the development of innovative ecosystems. GPA Labs is largely focused on digitalizing the retail sector and improving our clients’ purchasing experience.

As of December 31, 2021, we had business partnerships with 114 startups that helped us to develop the following innovation fronts: (i) food technology (Foodtechs); (ii) business-to-client services (B2C); (iii) human resources (HR Techs); (iv) logistics (Logtechs); (v) data analysis (Data Analytics); (vi) mechanization of corporate processes; (vii) marketing and ads (Martechs and Adtechs) and (viii) services and general retail operations (Retail and Servicetechs).

In 2021, we maintained our business partnership with Endeavor, the largest solution and entrepreneur developing nonprofit organization in Brazil, through: (i) our sponsorship of the “Retail Tech” and “Operations and Consumer Goods” programs; (ii) our participation in Corporate Hub, a network of leaders in innovation and new businesses; (iii) our participation in Corporate Venture Capital, a program developed for its participants to share experiences, train teams and overcome challenges by connecting with new high-growth companies, or scale-ups; and (iv) our support of scale-up acceleration programs focused on developing new solutions in the retail segment.

Also in 2021, we concluded the third edition of our “Ambassadors of Innovation” program, which had twice the amount of participants when compared to 2020. The participants of the program are entrepreneurs who were divided into squads to work in strategic programs of ours.

Credit Sales

In 2021, 58.1% of our net operating revenue from the Brazilian retail segment was represented by credit sales, principally in the form of credit card sales, installment sales and food vouchers, as compared to 56.2% in 2020, as described below:

Credit card sales. All of our store formats and our e-commerce operations accept payment for purchases with major credit cards, such as MasterCard, Visa, Diners Club, American Express and co-branded credit cards issued by FIC. Our stores also accept virtual credit cards through methods such as Apple Pay. Sales to customers using credit cards accounted for 47.2%, 46.5% and 46.4%% of the consolidated net operating revenue for our Brazilian retail segment in 2021, 2020 and 2019, respectively. Of this total, sales through our FIC co-branded credit cards accounted for 7.0% of our net operating revenue in 2021. An allowance for doubtful accounts is not required as credit risks are assumed by the relevant credit card companies or issuing banks.

Food Vouchers. We accept food vouchers as payment at our stores. Food Vouchers are issued by third-party agents to participating companies that provide food vouchers to their employees as a fringe benefit. Food vouchers accounted for 11.1%, 9.8% and 8.0% of the consolidated net operating revenue for our Brazilian retail segment in 2021, 2020 and 2019, respectively. The voucher-issuing companies assume the credit risk associated with these sales.

Information Technology

We invested R$177 million, R$179 million and R$166 million in information technology in 2021, 2020 and 2019, respectively. Through a continuous improvement process, we have identified opportunities and mapped efficiency gains by integrating services and functions across our various operating segments, improving our tax systems, our ERP, focusing on governance and our customers. Our information technology department negotiates the reduction of costs on projects and contracts with service and software suppliers, based on sharing services between us and our subsidiaries, thus creating economies of scale.

In 2019, we implemented an information technology project to enhance our information technology system and develop our digital services. Since then, we have been investing in tax hardware, development of new digital products and implementation of new systems, among other things.

In 2020, we improved our digital platform, including navigation and search features, customer service, in addition to updating the versions of our app: Pão de Açúcar Mais and Clube Extra and updating our internal systems, among other improvements.

In 2021, we improved our applications, tools, and processes, attracting new consumers to e-commerce and strengthening an omnichannel shopping profile, which combines face-to-face and digital experiences, including a marketplace, WhatsApp, our apps, and open collaboration platforms. For our operations of the Grupo Éxito, we continued implementing solutions that use contactless technologies, customer service, data analysis, logistics, and supply chain, and HR management in accordance with the strategy established for the period between 2021 and 2024.

Intellectual Property

We consider our brands to be one of our most valuable assets and we have worked extensively to define the characteristics of each of our banners (Extra Hiper, Supermercado Extra, Mercado Extra, Mini Extra, Pão de Açúcar, Minuto Pão de Açúcar, Compre Bem, Éxito, Geant, Carulla, Super Inter, Surtimax, Surtimayorista, Libertad, Disco, Devoto and Viva) with respect to the expectations, consumption patterns and purchasing power of the different types of customers and income levels. We believe that our customers associate each of our banners with a specific combination of products, services and price levels.

In Brazil, it is necessary to officially register a trademark with the National Industrial Property Institute (Instituto Nacional de Propriedade Industrial), or INPI, in order to acquire trademark rights. This registration gives the owner the exclusive right to use the trademark throughout Brazil for a specific period of time, which may be renewable.

As of December 31, 2021, our most important trademarks (Pão de Açúcar, Extra, Qualitá, Taeq and Compre Bem, among others) were duly registered with INPI and we had approximately 2,164 trademarks registered or in the process of being registered in Brazil and abroad, of which 1,993 trademarks are in Brazil. We did not have any registered patents as of December 31, 2021.

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

Grupo Éxito owns a portfolio of more than 1,600 duly registered trademarks, including every trademark class, among 32 countries, of which more than 1,060 are in Colombia, including, among others, the brands Éxito, Carulla, Surtimax, Superinter, Surtimayorista associated to the retail business and Arkitect y Bronzini, associated to the fashion and textile industry. As of December 31, 2021, Grupo Éxito did not have any registered patents. Additionally, Grupo Éxito owns the following domain names, among others: www.grupoexito.com.co, www.exito.com, www.carulla.com, www.surtimax.co and www.arkitect.com.co.  These domain names are listed for informative purposes only and the information contained in these websites is not incorporated by reference in this annual report.

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

Recently, leading retail food companies, including our Company, have pursued the following strategies:

•	strengthening core competencies in the most profitable, and performing segments of operations;
•	expansion of omnichannel operations;
•	partnership with delivery (last milers) and marketplace players;
•	migration of large stores to smaller store formats, such as neighborhood or proximity stores;
•	expansion of small store formats;
•	investment in store renovations and in general asset quality;
•	investment in multi-channel strategy to reach more customers;
•	focus on loyalty programs for deeper understanding of consumer habits; and
•	development and strengthening of private label products.

Our competitors vary depending on the regional location of the stores. Our main competitors in the Brazilian retail segment in the state of São Paulo are Carrefour, Futurama, Mambo, Pastorinho, Sonda, Dia and Grupo BIG. In the city of Brasília, our principal competitors are Big Box, Carrefour, Super Cei and Super Maia. In the state of Rio de Janeiro, our principal competitors are Guanabara, Mundial, Prezunic and Zona Sul supermarkets. In the states of Paraíba, Pernambuco, Ceará and Piauí, our principal competitors are the local supermarkets, in addition to Bompreço and GBarbosa.

The principal competitor of our Extra hypermarkets is Carrefour, which operates stores in the Southeastern and Southern regions of Brazil, and Grupo Big, which operates through various banners in the Southeastern, Northeastern and Southern regions of Brazil.

In our other regional markets, we compete not only with the organized Brazilian retail sector, but also with various small and medium-sized chains, family-owned companies and Brazilian retail businesses.

We are one of the leading players in food e-commerce in Brazil, through the operations of Pão de Açúcar and Extra banners. Our main competitors in this segment are Carrefour, Saint Marché, Mambo, Sonda and Zona Sul.

Colombia

In Colombia, the retail industry has undergone a profound transformation in the last ten years, characterized by the entry of foreign companies into the national market, the trend towards greater concentration, the implementation of new technologies and the search for greater efficiency.

Grupo Éxito is the market leader in the Colombian retail market, according to Nielsen. Our main competitors are Supertiendas Olímpica (and its subsidiary Supertiendas Cañaveral), Grupo Cencosud (Jumbo and Metro) and discounters, which have been increasingly gaining market share, such as Koba Colombia S.A. (Tiendas D1), Mercadería Justo & Bueno Discount Store and Supermercados Jerónimo Martins (ARA).

According to Nielsen, in 2021, the market share of main players in Colombia, excluding drugstores (48.4%), was Grupo Éxito with a market share of 23.4%, followed by Tiendas D1 and Mercadería Justo & Bueno Discount Store, which in the aggregate totaled 22.9%, Supertiendas Olímpica 12.4%, Supermercados Jerónimo Martins, with 9.4% and Grupo Cencosud, which had a 7.2% market share.

Regulatory Matters

Brazil

We are subject to a wide range of governmental regulation and supervision generally applicable to companies engaged in business in Brazil, including federal, state and municipal regulation, such as labor laws, public health and environmental laws. In order to open and operate our stores, we need a business permit, site approval and an inspection certificate from the local fire department, as well as health and safety permits. Our stores are subject to inspection by city authorities. We believe that we are in compliance, in all material respects, with all applicable statutory and administrative regulations with respect to our business. In addition, we have internal policies that, in some instances, are even more strict than what is required by law, particularly with respect to environmental and sustainability requirements and social and community matters.

Our business is primarily affected by a set of consumer protection rules regulating matters such as advertising, labeling and consumer credit. We believe we are in compliance in all material respects with these consumer protection regulations.

Brazilian General Data Protection Law

On August 14, 2018, the Brazilian General Data Protection Law was enacted, and came into effect on September 18, 2021. However, the Brazilian General Data Protection Law administrative sanctions started to be applied by the Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD, in August 2021. The Brazilian General Data Protection Law establishes a new legal framework to be observed in the processing of personal data, including that of our customers, suppliers and employees. The Brazilian General Data Protection Law establishes, among other things, the rights of personal data owners, the legal basis applicable to the protection of personal data, requirements for obtaining consent, obligations and requirements relating to security incidents, data leaks and data transfers, as well as the creation of the National Data Protection Authority. In the event of non-compliance with the Brazilian General Data Protection Law, we may be subject to the following penalties: (i) disclosure of the infraction after it has been duly investigated and confirmed, (ii) blockage of the personal data to which the infraction relates, (iii) deletion of personal data to which the infraction relates, and (iv) a fine, per infraction, of up to 2% (subject to a limit of R$50.0 million) of our revenue or the revenues of our group or conglomerate in Brazil in the last fiscal year, excluding taxes. ANPD may revise data protection standards and proceedings based on the Brazilian General Data Protection Law in the future. In addition, we may be held responsible for pecuniary, non-pecuniary, individual, or collective damages caused by us and jointly and severally liable for pecuniary non-pecuniary, individual or collective damages caused by our subsidiaries, due to non-compliance with the obligations set forth in the Brazilian General Data Protection Law.

Accordingly, in the event of non-compliance with the Brazilian General Data Protection Law or any other applicable law related to personal data, or in the event of a personal data breach, we may be subject to legal proceedings, fines and damage to our reputation, which may materially and adversely affect us. We are subject to uncertainties as to how Brazilian courts will apply and interpret the Brazilian General Data Protection Law, which may materially and adversely affect us.

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

Colombia

Grupo Éxito is subject to governmental regulation relating to commercial establishments and supervision by competent authorities, generally applicable to environmental, health and commercial matters. In order to open and operate our stores, we must register all our stores in the commercial register, obtain the land use permit and the sanitary certification that certifies compliance with matters relating to the safety of the facilities and the level of sanitation of the establishments. Grupo Éxito’s stores must also have a security certificate issued by the respective fire department, which indicates that the establishment has the security mechanisms and tools to attend to an emergency at any time. In respect of environmental matters, we comply with waste management, dumping and noise regulations. We believe that Grupo Éxito complies in all material respects with all applicable regulations and controls with respect to our business.

Grupo Éxito’s Colombian subsidiaries develop their businesses in different industries, including logistics and transportation, travel, mobile telephone, industrial production (food and apparel), and electronic commerce. We believe Grupo Éxito is complying within all material regulations of these industries.

Grupo Éxito is a registered company in the Colombian stock market, and, accordingly, is also subject to regulations issued by the Financial Superintendence, which includes, but is not limited to the disclosure of relevant information, the adoption of corporate governance practices and financial reporting. We believe that Grupo Éxito is complying in all material respects with these regulations.

Environmental and Social Matters

Our sustainability strategy comprises priority topics for planning and strategically developing our business.

In 2021, we reviewed our environmental, social and governance operating pillars, to create a new grouping that reinforces the connection and alignment surrounding our business and sustainability strategy. These pillars also support the Casino Group Corporate Social Responsibility Program, enabling the maximization of the creation of value for our stakeholders throughout the different areas of our operations.

The five pillars are:

•	Responsible supply chains for conscientious manufacturing and consumption: Participating in the construction of value chains committed to the protection of the environment and the welfare of people and animals;
•	Tackling climate change: Combating climate change by increasing the environmental efficiency of our operations and innovating;
•	Commitment to ethics and transparency: Consolidating social, environmental and best governance practices in our business model and ensuring ethics and transparency in our relationship with our stakeholders;
•	Promoting diversity and inclusion: Thriving to become a leading company in the promotion of diversity, inclusion, and sustainability among our employees; and

•	Social impact through the generation of opportunities: Promoting a more inclusive society with equal opportunities for all.

All the initiatives and commitments, in each of the areas, are led by a dedicated internal team, with the support of other areas, and monitored by our executive board and our sustainability and diversity committee.

Grupo Éxito is committed to sustainability and seeks, in all its activities, to support Colombia’s growth, the strengthening of Colombian institutions, compliance with applicable laws and regulations, the best governance practices, transparency and equity. These commitments reflect Grupo Éxito’s objective to meet its stakeholders’ expectations, the principles set forth in the United Nations Global Compact and other global sustainability standards.

Responsible Supply Chains for Conscientious Manufacturing and Consumption

We seek to adopt a process of purchasing and selling products that contributes to a more socially conscious supply network and consumption pattern. Our relationship with our suppliers is guided by the promotion of human rights, occupational health and safety, food safety, anti-corruption practices, protection of biodiversity and the environment, and animal welfare. We map and monitor our critical chains and their associated social and environmental risks, in an effort to minimize the impacts related to the purchase and sale of products.

Some of the most important initiatives we have developed towards a more socially conscious supply network and consumption pattern are summarized below.

Proper Working Conditions

In 2021, we published the “Human Rights Policy in the GPA Value Chain” containing guidelines regarding respect for human rights and working conditions which must be followed by our suppliers and business partners. Compliance with these guidelines is a condition for supplying products to the Company and our subsidiaries and for maintaining long-term relationships with the Pão de Açúcar Group.

Animal Welfare

We were the first Brazilian food retailer to sign, in 2017, a commitment to animal welfare in the egg production chain, when we committed ourselves to sell 100% of our private label eggs from cage-free hens by 2025. Later, we assumed the goal of having 100% of the eggs that are sold in our stores, which include our private labels eggs and eggs from other brands, originated from cage-free hens by 2028.

By the end of 2021, 40.2% of the private label eggs we sold and 30.2% of all the eggs we sold were originated from cage-free hens. In 2021, we launched an animal welfare policy presenting our vision, commitments, and targets regarding animal welfare in the production chains that supply the Pão de Açúcar Group.

Combating Deforestation

The beef value chain comprises a complex array of production stages and players. Our aim is to build a deforestation-free value chain by implementing sound procurement policies and structured processes and engaging with each link in the value chain. Our “Responsible Beef Sourcing Policy” aims to ensure that our beef supply chain is transparent and traceable from the farms who are our direct suppliers to slaughterhouse, and that the beef we sell has not been raised in areas which have been subject to deforestation or conversion of native vegetation. Since 2020, all slaughterhouses aiming to supply beef to the Pão de Açúcar Group have been required to comply with the rules set forth in the “Beef on Track Protocol” (Protocolo Boi na Linha), a protocol created to combat deforestation in the Amazon.

As of the date of this annual report, (i) our direct beef suppliers are compliant with our Responsible Beef Sourcing Policy; (ii) our direct slaughterhouses suppliers are equipped with their own geomonitoring system and active traceability; (iii) 9,231 of the farms who are our direct suppliers were analyzed through our social and environmental reassessment process to certify compliance with our Responsible Beef Sourcing Policy.

In case we verify any nonconformity of a supplier with our Responsible Beef Sourcing Policy, the farm of the nonconforming supplier will be barred from supplying products to the Pão de Açúcar Group and the nonconforming supplier will have to follow an action plan, comprehending educational, corrective and disciplinary action, as applicable.

Since 2017, we have been found nonconformities of 22 Brazilian suppliers. We have implemented action plans for four of these nonconforming suppliers. The other 18 nonconforming suppliers remain barred from supplying products to the Pão de Açúcar Group.

Supporting Local Producers

Grupo Éxito supports local producers by creating partnerships with local associations and purchasing directly from the local producers. In 2021, more than 80% of the products purchased by Grupo Éxito were acquired from approximately 700 local Colombian suppliers and approximately 90% of the fruits and vegetables sold by Grupo Éxito were originated in Colombia. Grupo Éxito also contributes to the local economic and social development by providing local Colombian producers with a support program, which includes technical assistance, consultancy for productivity improvement and logistics management, and a guarantee of purchase of their products at a price that is reasonable for the suppliers.

Tackling Climate Change

Our sustainability strategy is focused on promoting a low carbon economy. To accomplish this goal, we have defined targets and adopted systems and processes to combat climate change, which include reducing atmospheric emissions, increasing energy efficiency, and purchasing energy from renewable and clean sources.

To reinforce our strategy and further engage our employees, in 2021, we started linking the variable compensation of eligible leadership positions (which includes our chief executive officer, other executive officers, and the executive officers of Grupo Éxito) to the Pão de Açúcar Group’s environmental goals, specifically, with regards to the reduction of (i) scope 1 carbon dioxide emissions, which are direct greenhouse emissions from sources that are controlled or owned by a company, such as emissions associated with refrigerant gases, fuel combustion furnaces, generators or own vehicles, and (i) scope 2 carbon dioxide emissions, which are indirect greenhouse emissions that are purchased by a company from an utility provider and released into the atmosphere through electricity consumption.

In 2021, our main initiatives to reduce the environmental impact of our operations included: (i) the monitoring of indicators to avoid refrigerant gas leakage in our stores; (ii) the creation of the “Green Cool Project,” which replace the refrigerated islands in our remodeled and expanded stores using gases with lower GWP (Global Warming Potential) or natural gases; (iii) the intensification of the migration of our stores’ energy consumption to the Brazilian free energy market; (iv) the improvement of the logistics efficiency of our operation, reducing the number of trips by 8.7% when compared to 2020, and the implementation of projects that contribute to lower emissions, such as a routing system, promoting multimodality, regionalization and use of a more eco-efficient fleet (electric); (v) the launch of an internal training program to improve waste separation and support the reduction of solid waste sent to landfills; and (vi) the increase in the volume of donated perishable food (fruits and vegetables unsuitable for sale, but suitable for consumption) to 26.5%, reaching 3,860 tons, in comparison with 2020, thereby reducing food waste.

As a result of these initiatives, an independent third party verified that, in 2021, we achieved a 5.1% reduction in scope 1 and 2 carbon dioxide emissions when compared to 2020. We expect that the pace of reduction in scope 1 and 2 carbon dioxide emissions will allow us to meet the commitment we assumed in 2020 to reduce the carbon dioxide emissions in our operations by at least 30% by 2025, and by 38% by 2030 as compared to our total emissions in 2015.

In line with its goal of reducing its scope 1 and 2 carbon dioxide emissions by at least 35% by 2023, Grupo Éxito committed to equipping 100% of the parking areas charging stations for electric vehicles by 2035 and, in 2021, continued its efforts to (i) renovate its warehouse and store equipment, (ii) promote awareness campaigns and training programs to its employees on eco-gestures, (iii) manage its waste management policy with environmental delegates which reduced more than 29,000 tons of operating waste, (iv) resell recyclable materials and (v) encourage consumers to use or purchase renewable bags in Grupo Éxito’s facilities. In 2021, Grupo Éxito inaugurated a solar power plant which will cover the energy demand from the cooling systems of 27 of Grupo Éxito’s warehouses.

Commitment to Ethics and Transparency

Ethics and integrity are fundamental pillars that guide our daily routines and underpin a fair and transparent business practice based on 14 pillars, including:(i) senior management commitment; (ii) risk identification; (iii) communication and training; (iv) audits and controls; (v) application of disciplinary measures; and (vi) continuous monitoring and improving.

In 2021, we organized a training event focused on day-to-day ethics in business, corporate communications and training to prevent and combat corruption. Our senior leadership and more than 1,500 employees attended the event. We also organized another internal event in 2021, in which a member of our audit committee shared information and reflections on good practices, combating corruption and the importance of ethics in day-to-day interactions.

In 2021, Grupo Éxito conducted a follow-up evaluation of the risks of fraud, bribery and corruption in the processes that make up its value chain, pursuant to the requirements of the French Anti-corruption Law (Sapin II Law) and the recommendations of the French Anti-Corruption Agency (AFA), to reinforce its commitment to adopting best practices in its ethical relationship with third parties. As a result, Grupo Éxito trained: (i) 4,965 of its employees in the prevention of money laundering and combating the financing of terrorism; (ii) 38,867 employees in the virtual module of “Success Guardians,” an innovative program focused on the appropriate management of risks of fraud, bribery, corruption, personal data processing and compliance with applicable regulations. Grupo Éxito also implemented measures promoted by the Dow Jones Sustainability Index and the Carbon Disclosure Project, with the purpose of aligning its actions with the highest international standards in social, environmental, economic and corporate governance matters.

Promoting Diversity and Inclusion

We believe in inclusion and promoting diversity in all its forms. Our efforts towards reaching this objective rely on initiatives that promote the rights of all people, regardless of age, gender, gender identity, sexual orientation, origin, ethnicity, color, physical condition, religion, marital status, nationality, expression or any other identity marker, family situation, or any other characteristic. Our diversity and inclusion initiatives are guided by our “Diversity, Inclusion and Human Rights Policy,” which is based on the principles set forth in the United Nation’s Universal Declaration of Human Rights and the commitments established by other Brazilian and international programs, such as: UN Women, Unstereotype Alliance, Women 360 Movement (Movimento Mulher 360), Business Coalition to End Violence against Women and Girls, Business Coalition for Racial and Gender Equality, Movement for Racial Equality (MOVER), 10 Company Commitments to LGBTI+ Rights, Business Initiative for Racial Equality, and Compact for the Inclusion of People with Disabilities. Our main diversity and inclusion programs in 2021 are summarized below:

Diversity Census

We conducted a diversity census with our employees for the first time in 2021 to increase our understanding of underrepresented groups within the Pão de Açúcar Group in Brazil. The results of the census have been supporting us in prioritizing strategies to strengthen and increase representation and inclusion.

5th Diversity Week

We held our 5th Diversity Week, with live streaming, lectures and trainings regarding diversity related issues. We registered 6,360 accesses to the transmissions, a 14% increase when compared to the lectures held in 2020.

Grupo Éxito Diversity Initiatives

In 2021, Grupo Éxito promoted the “Diversity Month” with live streaming, lectures and trainings focused on unconscious bias. Grupo Éxito also continues to implement the “Diversity that Unites Us” program, aimed at training its employees on aspects of the Colombian anti-discrimination law, and training courses focused on the gender equality, inclusion and development of people with disabilities and other diversity issues.

Grupo Éxito also renewed the “Mujeres Operational Lines” program in 2021, which aims to promote greater representation of women in management positions and signed the Gender Parity Initiative to increase the share of women in the Colombian labor force, top management positions in Colombian companies and ensure gender pay equity in the country.

Gender Equality

We expanded our “Women's Leadership Development Program,” which has benefited 835 employees since its inception in 2019, 608 of which were benefited in 2021. In addition, on December 31, 2021, we had 36.9% of our leadership positions occupied by women. We were also recognized in the WEPs - Women's Empowerment Principles Award (UN Women) in the Silver Category and selected to be part of the Bloomberg Gender-Equality Index (GEI) 2022.

Racial Equality

We ended 2021 with 37.9% self-declared black employees in leadership positions, which are positions in our management or above management, and 52% self-declared black in our overall workforce. In 2021, we launched a program dedicated to the development of black employees. This program has 131 participants and aims to develop the careers of our black employees and create opportunities for their inclusion, empowerment, sense of belonging and self-development.

Social Impact Through the Generation of Opportunities

For more than 20 years, our social investment has been managed and guided by the GPA Institute, which has the objective of reducing social inequalities, by mobilizing resources and partners to support people in vulnerable situations.

In 2021, our main initiatives towards the reduction of social inequalities and generation of professional opportunities included: (i) the collection of more than 5,000 tons of food in Brazil, together with our customers and employees, for the more than 350 social organizations that are partners of the GPA Institute; (ii) continuing to support a project that promotes technical and financial support for micro and small business ventures led by black women; and (iii) contributing to the academic training of low-income students with high development potential by offering scholarships in undergraduate courses of highly renowned universities.

Grupo Éxito continued to develop the “Cero Desnutrición” program in Colombia, through the Éxito Foundation, which aims to eradicate chronic child malnutrition by 2030 by providing financial support to guarantee a healthy and balanced diet to children and future mothers from underprivileged areas and raising awareness regarding a better nutrition. In 2021, Grupo Éxito collected approximately 1,430 tons of food in Colombia for the local networks focused on the distribution of food to low-income communities.

4C. Organizational Structure

The chart below sets forth a summary of our organizational structure based on total capital stock as of the date of this annual report:

For further information on our subsidiaries, see note 12 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report.

4D. Property, Plant and Equipment

In Brazil, as of December 31, 2021, we owned 57 stores, one warehouse and a portion of the real estate where our headquarters are located. As of the same date, we leased the remaining 639 stores and 14 distribution centers and warehouses we operated in Brazil and the remaining portion of the real estate where our headquarters is located. Leases are usually for a term of five to 25 years and provide for monthly rent payments based on a percentage of sales above an agreed minimum value. Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them. Based on our management’s experience and knowledge of the Brazilian market, our management believes that our leases follow market standards.

We are constantly looking for opportunities to sell our real estate properties in line with our strategy of monetizing mature assets, contributing to (i) the decrease of our net indebtedness, (ii) the strengthening of our capital structure and (iii) the increase of our return on capital expenditures. One of the means by which we sell our real estate properties is through sale and leaseback transactions pursuant to which we sell the real estate properties and lease the properties for a certain period.

The following table sets forth the number and total selling area of our owned and leased retail stores by store format, the number and total storage area of our owned and leased distribution centers and the total office area of our headquarters that we owned and leased in Brazil as of December 31, 2021:

	Owned		Leased		Total(1)
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Pão de Açúcar	11	13,670	170	219,481	181	233,151
Extra Hiper(2)	11	75,431	61	378,775	72	454,206
Mercado Extra and Compre Bem(3)	24	33,505	150	167,914	174	201,419
Proximity stores(4)	1	117	238	58,453	239	58,570
Total Stores	57	170,381	639	963,038	696	1,133,419
Warehouses	1	13,198	12	500,201	13	513,399
Total	58	183,579	651	1,463,239	709	1,646,818

_____

(1)	Excludes gas stations and drugstores.
(2)	On October 14, 2021 and December 16, 2021, the directors of CBD and Sendas at meetings of the board of directors of both companies approved the Real Estate Properties Assignment Transaction. The Real Estate Properties Assignment Transaction is subject to the fulfillment of certain conditions, including the prior consent of the owners of certain assigned properties and the demobilization by us of all the assigned stores. As of the date of this annual report, we had concluded the assignment of 60 Extra Hiper stores to Sendas. We expect to assign all the stores to Sendas under the Real Estate Properties Assignment Transaction by the end of May 2022. Of the 33 Extra Hiper stores that were not assigned to Sendas, up to 29 will be converted into Pão de Açúcar or Mercado Extra stores. We are analyzing whether the remaining four Extra Hiper stores will be closed or converted into other banners. Starting in the second semester of 2022, we will no longer operate under the Extra Hiper banner and will focus on the premium and proximity segments, notably under the banners Pão de Açúcar, Minuto, Compre Bem and Mercado Extra. Accordingly, we expect to classify the results of operations of the Extra Hiper banner as discontinued operations in our statements of operations in the audited consolidated financial statements for the year ending December 31, 2022. For more information on the Real Estate Properties Assignment Transaction, see “Item4A. History and Development of the Company—Changes in Our Business— Discontinued Operations for the Year Ending December 31, 2022—Extra Hiper Stores” and “Item 7B. Related Party Transactions—Agreements with Sendas—Real Estate Properties Assignment Transaction.” For more information on the discontinuance of the Extra Hiper banner, see “Item 5A. Discontinued Operations—Discontinued Operations for the Year Ending December 31, 2022—Extra Hiper Stores.”
(3)	In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores.
(4)	Includes Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado.

As of December 31, 2021, in Colombia, Argentina and Uruguay we owned 192, 16 and 16 stores, respectively, and one warehouse in each country. In Colombia we also lease 395 stores and 12 distribution centers and warehouses, and we also have 26 mixed stores (stores that are partially owned and partially leased by us). In Argentina we lease nine stores, and in Uruguay we lease 76 stores and three distribution centers. The term of our lease agreements in these countries varies from three to 15 years, and payment conditions include a fixed fee and a variable fee, which is calculated according to the percentage of sales.

We usually remodel a number of our stores every year. Through our renovation program, we updated refrigeration equipment in our stores, created a more modern, customer-friendly and efficient environment and outfit our stores with advanced information technology systems.

As of December 31, 2021, GPA Malls managed approximately 210 commercial galleries in Brazil and two neighborhood commercial centers. On the same date, GPA Malls had more than 292,759 square meters of gross leasable area.

As of December 31, 2021, Viva Malls managed around six commercial galleries and 12 shopping centers in Colombia. On the same date, Viva Malls had 567,747 square meters of gross leasable area.

As of December 31, 2021, Paseo Libertad Malls managed approximately five commercial galleries and ten shopping centers in Argentina. On the same date, Paseo Libertad Malls operated approximately 170,000 square meters of gross leasable area.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this discussion in conjunction with our audited consolidated financial statements prepared in accordance with IFRS and the related notes thereto and the other financial information, included elsewhere in this annual report.

5A. Operating Results

Macroeconomic Environment and Factors Affecting Our Results of Operations

Our results of operations are affected by macroeconomic conditions in Brazil, including inflation rates, interest rates, Brazilian GDP growth, employment rates, wage levels, consumer confidence and credit availability. Since the acquisition of Grupo Éxito’s in the end of 2019, we started to operate in Colombia, Uruguay and Argentina. Thus, our results of operations are also affected by macroeconomic conditions in these countries, especially Colombia.

Brazilian Macroeconomic Environment

Brazilian macroeconomic conditions remain unstable. Although the Brazilian economy presented signs of recovery in 2019, the year of 2020 presented challenges and impacts due to the COVID-19 pandemic. These challenges included the increase in inflation, which continued rising in 2021. As of December 31, 2021, inflation in Brazil was 17.1%, according to the IGP-M index, compared to 23.1% and 7.32% as of December 31, 2020 and 2019, respectively. The IPCA also increased, reaching 10.1% as of December 31, 2021, compared to 4.52% and 4.31% as of December 31, 2020 and 2019. Inflation has a direct effect on the final prices we charge our customers for our products.

In recent years, there has been a significant fluctuation in the real/U.S. dollar exchange rate. In 2019, the real depreciated against the U.S. dollar in comparison to 2018, reaching R$4.0301 per US$1.00 as of December 31, 2019. In 2020, the real further depreciated against the U.S. dollar in comparison to 2019, reaching R$5.1967 per US$1.00 as of December 31, 2020. In 2021, the real depreciated by 6.9% in relation to the U.S. dollar. As of December 31, 2021, the real/U.S. dollar exchange rate was R$5.581 per US$1.00. The depreciation of the real against the U.S. dollar may create inflationary pressures in Brazil, including in the category of food inflation, with possible effects on the cost practiced by our suppliers. Foreign exchange reserves held by the Brazilian government slightly increased from US$355,620 million as of December 2020 to US$362,204 million as of December 2021.

The SELIC rate increased in 2021, reaching 9.2% as of December 31, 2021, after having decreased from 4.5% as of December 31, 2019, to 2.0% as of December 31, 2020. In February 2022, the SELIC rate was raised to 10.75%, reaching two digits for the first time since July 2017. Interest rates have been historically used by the Brazilian government as a tool to curb inflationary pressures.

Brazilian GDP increased by 4.6% in 2021, compared to a decrease of 4.1% in 2020 and an increase of 1.4% in 2019. The unemployment rate in Brazil reached 13.2% as of December 31, 2021, 13.9% as of December 31, 2020 and 11.0% as of December 31, 2019. These two indicators directly affect the purchasing power of the Brazilian workforce.

A continuation of the recent trend of increasing interest rates in Brazil could have an adverse effect on our results of operations and financial condition, as many of our rental contracts are partially indexed to Brazil’s national inflation index and the majority of our financial revenues and financial expenses have variable interest rates. Furthermore, in case the recent trend of increasing interest rates in Brazil persists, there could be a decrease in household consumption in Brazil, which could have an adverse effect on our results of operations and financial condition.

In order to mitigate the interest rate risk in Brazil, we maintain our cash and cash equivalents from the Brazilian retail segment indexed to the CDI rate to partially neutralize the impact on the interest rate fluctuations.

The following table sets forth data on real GDP growth, inflation and interest rates in Brazil, and the Brazilian real/U.S. dollar exchange rate for the indicated periods:

	As of and for the year ended December 31,
	2021	2020	2019	2018	2017
GDP Growth(1)	4.6	(4.1)	1.4	1.8	1.3
Inflation (IGP-M) (%)(2)	17.1	23.4	7.3	7.5	(0.5)
Inflation (IPCA) (%)(3)	10.1	4.5	4.3	3.7	2.9
CDI (%)(4)	4.4	2.8	5.9	6.4	9.9
TJLP (%)(5)	5.3	4.6	5.6	7.0	7.0
SELIC rate (%)(6)	9.2	1.9	4.4	6.4	7.0
Appreciation (depreciation) of real to U.S. dollars (%)	7.4	(28.9)	4.4	18.5	1.5
Exchange rate (closing) R$ per U.S. dollars 1.00(7)	5.581	5.197	4.031	3.875	3.308
Average exchange rate R$ per U.S. dollars 1.00(8)	5.395	5.1578	3.946	3.656	3.193

_________________

(1)	Source: IBGE.
(2)	The General Market Price Index (Índice Geral de Preços-Mercado), or IGP-M, is measured by FGV.
(3)	Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo), or IPCA, is a broad consumer price index measured by IBGE.
(4)	The CDI is the accumulated rate of interbank deposits in Brazil during each year.
(5)	The official long-term interest rate (taxa de juros de longo prazo), or TJLP, is charged by Brazil’s National Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, on long-term financing (end of the period data).
(6)	Annual average interest rate. Source: Central Bank.
(7)	Exchange rate (for sale) of the last day of the period. Source: Central Bank.
(8)	Average of exchange rates (for sale) of the period. Source: Central Bank.

We use derivatives, such as swaps, aiming to hedge the exchange exposure risk to U.S. dollar, converting the cost of debt into domestic currency and interest rates. We have a treasury policy to manage foreign exchange risk relating to U.S. dollar, principally by entering into swaps in reais for 100% of our U.S. dollar-denominated liabilities, which represented 5% of our total debt as of December 31, 2021. We engage in cross-currency interest rate swaps under which we enter into an agreement with the same counterparty that provides the original U.S. dollar-denominated financing. We sign a separate financial instrument at the time the loan agreement is consummated, pursuant to which we are then effectively liable for amounts in reais and interest at a percentage of the CDI rate. The reference amounts and maturity periods of these swaps generally correspond to the original U.S. dollar-denominated loan. This policy protects us against losses resulting from currency devaluations.

An economic recession and an increasing unemployment rate in Brazil, including as a result of COVID-19 pandemic, could lead to a decline in household consumption that could adversely affect our results of operations and financial condition.

Macroeconomic Environment in Colombia, Argentina and Uruguay

The Colombian economy showed signs of economic recovery during the first quarter of 2021. This recovery was mitigated during the second quarter of 2021, largely due to significant social demonstrations, strikes and an increase in the number of cases of COVID-19 in the country.

However, in the second semester of 2021, as the vaccination of the Colombian population against COVID-19 advanced and the mobility restrictions in the country started loosening, the Colombian economy showed a quick and solid economic improvement becoming one of the best performing economies in Latin America in 2021. In 2021, the GDP rate in Colombia increased by 10.6%, the unemployment rate decreased from 13.4% in 2020 to 11% in 2021 and the Colombian consumer confidence index increased by 3.4% even if the index having remained at (7%).

Conversely, inflation levels remained high at 5.6% as of December 31, 2021 (1.61% in 2020), having increased mainly due to the 17.2% increase in food prices during 2021. To combat the rise in inflation, the Colombian Central Bank increased the official interest rate by 125 bps to 3.0% by year-end in 2021 (1.75% in 2020). As of the date of this annual report, the official interest rate in Colombia is 4%.

In addition, a continuation of the recent trend of increasing interest rates in the countries in which we operate could have an adverse effect on our results of operations and financial condition, as many of our rental contracts are partially indexed to these countries’ s national inflation indices and the majority of our financial revenues and financial expenses have variable interest rates.

The following table sets forth data on real GDP growth, inflation and interest rates in Colombia, and the Colombian pesos/U.S. dollar exchange rate for the indicated periods:

	December 31,
	2021	2020	2019	2018	2017
GDP Growth	10.6	(6.8)	3.3	2.5	1.4
Inflation	5.6	1.6	3.8	3.2	4.1
IPP annual variation	5.6	(0.9)	6.1	2.3	3.3
IPP	26.6	119.7	120.8	103.9	111.3
Unemployment	13.7	15.9	10.5	9.7	9.4
DTF(1)	3.08	1.9	4.5	4.5	5.2
IBR nominal rate – annual period (2)	2.99	1.7	4. 1	4.1	4.5

_________________

(1)	Term Deposit Rate (Depósito a Término Fijo, or DTF).
(2)	Colombian Interbank Reference Rate (Interés Bancario de Referencia, or IBR). This reference rate was first calculated and published in 2008.

The weak performance of the Uruguayan economy started gradually improving towards the last quarter of 2021, mainly due to the lifting of the COVID-19 related restrictions, which resulted in an increase of tourist activity in Uruguay. The Uruguayan GDP is expected to increase by 4.4% in 2021 reflecting a recovery of the economy during the second half of 2021. The unemployment rate in Uruguay decreased from 10.5% in 2020 to 7.0% in 2021. The inflation rate in Uruguay decreased from 9.4% in 2020 to 8.0% in 2021 and the food inflation reduced from 9.5% in 2020 to 6.5% in 2021.

The Argentinian economy showed gradual signs of recovery in the third quarter of 2021, when the Argentinian GDP increased by 11.9%. However, the inflation rates remained high in Argentina in 2021 having reached 49.5%, with an increase of 54.1% in food prices when compared to 2020. The lifting of the mobility restrictions in Argentina led to the increase of traffic at stores and commercial galleries, resulting in a 14.8% increase in retail sales in the country in 2021, according to the Argentinian Confederation of Medium Size Businesses (Confederación Argentina de la Mediana Empresa – CAME).

COVID-19

In response to the COVID-19 pandemic, government authorities around the world and in the countries where we operate imposed restrictive measures in 2020 and 2021. In the countries where we operate, state and local governments followed the guidelines issued by the respective Ministry of Health to control the spread of COVID-19 and imposed restrictions related to social distancing and lockdowns requirements, resulting in the closing of restaurants, schools, daycare centers, hotels, shopping malls, and areas with intense foot traffic, including parks and other public spaces.

As new variants of the COVD-19 virus emerged, governments have continued to impose restrictive measures until recently. Most of the governments in Latin America, including in Brazil, Colombia, Uruguay and Argentina, have relaxed the restrictive measures previously imposed to contain the spread of the COVID-19 virus and variants.

The restrictive measures have caused significant disruptions to the global economy and normal business operations across numerous sectors and countries. The measures adopted to combat the COVID-19 outbreak have adversely affected and will continue to adversely affect business confidence and consumer sentiment, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets as well as stock exchanges worldwide, adversely affecting the trading price of securities, including the ADSs and our common shares.

As grocery stores, our activity is considered essential and our business operations in Brazil were not adversely affected by the restrictive measures imposed by Brazilian federal and state governments. On the other hand, our Colombian operations were adversely affected by the restrictive measures imposed by regional and state governments as a result of the COVID-19 pandemic, since the restrictions imposed in Colombia were more stringent than in Brazil and included, among other things, reduced business hours at stores, establishment of purchasing limits, closure of stores, dry law enforcement during certain weekends and curfew in the main Colombian cities. Additionally, certain of our operations were not deemed essential by government authorities, which led to the closure of a significant part of our commercial galleries and centers in Colombia. Even after the re-opening of these commercial galleries and centers, we have experienced a reduced traffic of people at these venues.

In Uruguay, the government established the closure of international borders of the country for foreigners during most of the year in 2021 to control the spread of the COVID-19 pandemic, in addition to imposing restrictions such as the closure of many commercial establishments. Likewise, during the first semester of 2021, the Argentinian government implemented severe restrictions such as capacity reduction at stores, closure of stores, the prohibition to sell non-essential items, and restrictions on foot and car traffic at night.

As a result of the COVID-19 pandemic, we experienced a temporary increase in sales in our stores in Brazil since people were initially stocking food, in addition to the change in consumption pattern of individuals, from restaurants to home meal preparations. The COVID-19 pandemic also resulted in greater adherence to online sales channels as an option of convenience to the consumer in all countries where we operate.

As of December 31, 2021, we have assessed the impacts of the COVID-19 to our business and concluded that we do not expect to have material adverse changes to our revenues and other lines of our income statement, and we did not need to record any COVID-19 related provisions.

We may face supply chain risks due to the COVID-19 pandemic, such as scrutiny or embargoing of goods produced in infected areas, in addition to failures of third parties, including our suppliers, contract manufacturers, contractors, commercial banks, joint venture partners and external business partners to meet their obligations, or significant disruptions to their ability to do so. As of the date of this annual report, we have not experienced problems in our supply chain, and our suppliers are delivering products on a regular basis to our distribution centers and stores.

The extent to which the coronavirus and/or other diseases affect us will depend on future developments, which are highly uncertain and cannot be predicted. No recent comparable events exist that provide us with guidance regarding the effects of a severe global pandemic. As a result, the final impact of the COVID-19 outbreak is uncertain and subject to changes that we cannot predict.

Discontinued Operations

Sale of Home Appliances Operating Segment

On November 23, 2016, our board of directors approved the disposal of our equity interest in Via, in line with our long-term strategy of focusing on the development of the Brazilian retail segment. Starting on November 1, 2016, we began recording our investment in Via according to IFRS 5. We concluded the sale of our equity interest in Via on June 14, 2019 by means of a public auction on B3.

Until May 31, 2019, we carried out our discontinued operations through Via, which operated in the home appliances segment, including consumer electronics and furniture, and the e-commerce segment through stores under the banners Ponto Frio and Casas Bahia, in addition to the e-commerce platforms Casasbahia.com, Pontofrio.com, Extra.com.br and Barateiro.com, which were operated by Cnova Brazil.

The results (up to May 31, 2019) related to Via were classified in a single line item as “discontinued operations” in our statement of operations and comprehensive income and the assets and liabilities for Via (including Cnova Brazil) are classified as held for sale in our balance sheet as of December 31, 2018 and 2017. The sale of Via resulted in the recognition of a gain on sale of R$398 million, net of the effect of income taxes of R$199 million and related costs. The net effects on discontinued operations were a gain of R$348 million in 2019 compared to R$128 million in 2018. For additional information, see note 33 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report.

Noncurrent assets held for sale were R$26,137 million as of May 31, 2019 compared to R$29,144 million as of December 31, 2018. Noncurrent liabilities held for sale were R$20,859 million as of May 31, 2019 compared to R$23,933 million as of December 31, 2018.

For more information on the sale of our equity interest in Via, see “—4A. History and Development of the Company—Changes in Our Business—Sale of Home Appliances Operating Segments.”

Spin-Off of the Cash and Carry Operating Segment

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

As disclosed in note 33 to our audited consolidated financial statements, included elsewhere in this annual report, net income for the years ended December 31, 2021, 2020 and 2019 and the results related to Sendas were classified in a single line item as “discontinued operations” in our statement of operations and comprehensive income.

For more information on the spin-off of our cash and carry business, see “—4A. History and Development of the Company—Changes in Our Business—Spin-off of Cash and Carry Operating Segment.”

Discontinued Operations for the Year Ending December 31, 2022

Extra Hiper Stores

On October 14, 2021 and December 16, 2021, the directors of CBD and Sendas at meetings of the board of directors of both companies approved the conversion of 70 Extra Hiper stores operated by us and located in several states of Brazil into cash and carry stores to be operated by Sendas pursuant to the Real Estate Properties Assignment Transaction.

As of the date of this annual report, we had concluded the assignment of 60 Extra Hiper stores to Sendas. We expect to assign all the stores to Sendas under the Real Estate Properties Assignment Transaction by the end of May 2022.

Of the 33 Extra Hiper stores that were not assigned to Sendas, up to 29 will be converted into Pão de Açúcar or Mercado Extra stores. We are analyzing whether the remaining four Extra Hiper stores will be closed or converted into other banners.

Starting in the second semester of 2022, we will no longer operate under the Extra Hiper banner and will focus on the premium and proximity segments, notably under the banners Pão de Açúcar, Minuto, Compre Bem and Mercado Extra.

We expect to classify the results of operations of the Extra Hiper banner as discontinued operations in our statements of operations in the audited consolidated financial statements for the year ending December 31, 2022. The net gain on disposal of the assets and the results of the hypermarket business will be presented in a single line in the statements of operations as a discontinued operation for the year ending December 31, 2022 and the comparative periods, as required by IFRS5/CPC31.

The assets and liabilities related to 50 Extra Hiper stores, which were substantially property, plant and equipment, right of use and corresponding liabilities and intangible assets, were classified as assets held for sale in our audited consolidated financial statements as of and for the year ended December 31, 2021.

For more information on the Real Estate Properties Assignment Transaction and the discontinuation of the Extra Hiper banner, see “Item 4. “Changes in Our Business—Discontinued Operations for Year Ending December 31, 2022—Extra Hiper Stores” and “Item 7B. Related Party Transactions—Real Estate Properties Assignment Transaction.”

Drugstores

In line with our strategy of optimizing store platform and allocating resources to accelerate the growth of our most profitable banners, we decided to close all our drugstores.

As of the date of this annual report, we had already closed all our drugstores and discontinued 68 of our drugstores.

We expect to classify the results of operations of our drugstores as discontinued operations in our statements of operations in the audited consolidated financial statements for the year ending December 31, 2022. The net gain on disposal of the assets and the results of the drugstore business will be presented in a single line in the statements of operations as a discontinued operation for the year ending December 31, 2022 and the comparative periods, as required by IFRS5/CPC31.

Acquisition of Grupo Éxito

On November 27, 2019, Sendas acquired 96.57% of Grupo Éxito’s shares by means of an all-cash tender offer. As a result of Grupo Éxito’s acquisition, we started to carry out operations in Colombia, Argentina and Uruguay. For additional information on Grupo Éxito’s acquisition, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Acquisition of Grupo Éxito.”

We started to consolidate Grupo Éxito’s results of operations after we assumed its corporate control on November 27, 2019.

Overview of the Fiscal Year Ended December 31, 2021

We believe that 2021 was one of the most important years in our recent history, as we made important decisions and went through material changes, such as the discontinuation of our Extra Hiper stores, in the challenging economic scenario created by the COVID-19 pandemic.

Despite a challenging economic scenario in which consumption was sharply affected by high unemployment rates, and increasing inflation, especially in Brazil where the IPCA increased from 4.5% in 2020 to 10.1% in 2021, our consolidated net operating revenue in the Brazilian retail segment decreased 5.2% in 2021 from 2020, totaling R$26.8 billion.

The net operating revenue of Grupo Éxito increased by 10.5% in 2021 in spite of the increase in the official interest rates in the countries in which it operates, having benefited from the quick and solid improvement of the Colombian economy and the easing of the COVID-19 related restrictions in Colombia, Uruguay and Argentina.

We improved our portfolio of store formats in the Brazilian retail segment to better meet our clients’ needs by renovating or converting our stores, which reinforced consumers’ power of choice and ensured a better presentation of our products and services. In 2021, 58 stores in Brazil were renovated, converted, opened or repositioned.

Our focus on improving our clients’ shopping experience was materialized with the 46 Pão de Açúcar stores renovated following a next-generation concept store, focused on perishables, services and improvement of portfolio, presenting a multi-channel, or sales in different channels, including brick and mortar stores, e-commerce and James delivery, among others; multi-sensory and multi-solution space, offering different shopping experience in terms of store layout, variety of products, service quality, and social hubs, among others. By the end of 2021, we renovated 28% of the Pão de Açúcar stores, delivering outstanding performance in terms of sales.

In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores. In the same year, these stores presented significant growth in sales and better performance compared to non-converted stores.

The proximity store business continues to soar, mainly due to its effective value proposition in the neighborhood format and the expansion of the Aliados Compre Bem program, as evidenced by the continuous increase in sales – ten consecutive quarters of growth – and profitability gains throughout the year.

In 2021, we also improved the portfolio of our private label brands, an important part of the loyalty building and profitability of our business, launching more than 100 products in Brazil, and increasing the categories of products we offer under our private label brands. This improvement was responsible for the increase in sales of the products under our private label brand and contributed to a more integrated strategy for our businesses.

We also invested in our digital transformation strategy by means of the continuous integration of our e-commerce and brick-and-mortar stores, reaffirming our leadership in the e-commerce food segment. The net operating revenue of our digital retail operation in Brazil in 2021 presented an increase of 53% when compared to 2020, mainly due to (i) the expansion of the Express and Click & Collect models to more than 300 stores as of December 31, 2021 (compared to 289 stores as of December 31, 2020), (ii) the opening of four new mini distribution centers to support a pervasive delivery system, (iii) the beginning of partnerships with other last milers (iFood, Rappi and Cornershop) that in 2021 represented 23.5% of our total online sales, and (iv) our partnership with Mercado Livre announced in May 2021, which has been growing on a monthly basis, with approximately 4,000 supermarket items from the chains on the platform with the Pão de Açúcar and Extra brands.

In addition, in 2021, we completed the Sendas Separation and Sendas Spin-Off, and focused our business on the retail sector, with our income statement reflecting the higher level of service and value-added products.

The operations of the Grupo Éxito in the beginning of 2021 were negatively affected by store closures to combat the spread of the COVID-19 pandemic in Colombia and the social protests that occurred throughout the country. Grupo Éxito’s operations were also negatively impacted in the beginning of 2021 in Uruguay, as a result of the decrease of tourist activity in Uruguay due to the closure of the Uruguayan borders for tourists to combat the spread of the COVID-19 pandemic in the country, and in Argentina, as a result of the deterioration of the macroeconomic conditions of the country due to the COVID-19 pandemic.

Nevertheless, Grupo Éxito quickly adapted and managed to take advantage of important opportunities that led to improvements in revenue and profitability mainly due to the strengthening of the omnichannel strategy, consolidation of innovative formats and recovery of its real estate and financial services businesses.

Results of Operations for 2021, 2020 and 2019

The following table presents the consolidated results of operations in accordance with IFRS for the periods indicated, as included in our audited consolidated financial statements, included elsewhere in this annual report.

	Year Ended December 31,(1)
	2021	% of Net Operating Revenue	2020	% of Net Operating Revenue	2019(2)	% of Net Operating Revenue
Results of Operations	(in millions of R$, unless otherwise noted)
Net operating revenue	51,291	100.0	51,253	100.0	28,838	100.0
Cost of sales	(38,341)	(74.8)	(37,504)	(73.2)	(21,225)	(73.6)
Gross profit	12,950	25.2	13,749	26.8	7,613	26.4
Selling, general and administrative expenses	(9,353)	(18.2)	(9,343)	(18.2)	(5,698)	(19.8)
Depreciation and amortization	(1,853)	(3.6)	(1,804)	(3.5)	(1,028)	(3.6)
Other operating expenses, net	(7)	(0.0)	(71)	(0.1)	(386)	(1.3)
Operating expenses	(11,213)	(21,9)	(11,218)	(21.9)	(7,112)	(24.7)
Profit from operations before financial expenses and share of profit of associates	1,737	3.4	2,531	4.9	501	1.7
Financial income	488	1.0	909	1.8	353	1.2
Financial expenses	(1,809)	(3.5)	(1,637)	(3.2)	(1,224)	(4.2)
Financial expenses, net	(1,321)	(2.6)	(728)	(1.4)	(871)	(3.0)
Share of profit of associates	(47)	(0.1)	98	0.2	2	-
Profit (loss) before income tax and social contribution	369	0.7	1,901	3.7	(368)	(1.3)
Income tax and social contribution	594	1.2	(662)	(1.3)	95	0.3
Net income (loss) from continuing operations	963	1.9	1,239	2.4	(273)	(0.9)
Net income (loss) from discontinued operations	(3)	(0.0)	1,087	2.1	1,109	3.8
Net income for the year	960	1.9	2,326	4.5	836	2.9
Attributed to controlling shareholders from continued operations	805	1.6	1,092	2.1	(287)	(1.0)
Attributed to controlling shareholders from discontinued operations	(3)	(0.0)	1,087	2.1	1,077	3.7
Total attributed to controlling shareholders	802	1.6	2,179	4.3	790	2.7
Attributed to non-controlling shareholders from continued operations	158	0.3	147	0.3	14	0.0
Attributed to non-controlling shareholders from discontinued operations	-	-	-	-	32	0.1
Total attributed to non-controlling shareholders	158	0.3	147	0.3	46	0.2

_________________

(1)	The statement of operations for the years ended December 31, 2021, 2020 and 2019 related to Sendas was classified as “discontinued operations.” As discussed in note 33 to our audited consolidated financial statements as of and for the years ended December 31, 2021, included elsewhere in this annual report, the Sendas Spin-off was approved by the general meeting on December 31, 2020, resulting in the deconsolidation of Sendas from the Pão de Açúcar Group on the same date.
(2)	Via operations were classified as discontinued operations in the periods from 2016 to 2019 (until May 31, 2019). Starting on November 1, 2016, we began recording our investment in Cnova according to IFRS 5. On June 14, 2019, we consummated the sale of all equity interest we held in Via. Accordingly, our financial statements as of and for the year ended December 31, 2019 include the five months that Via’s results of operations were considered in the line item relating to discontinued operations. The sale of Via resulted in the recognition of a gain on sale of R$398 million, net of the effect of income taxes of R$199 million and related costs. The net effects on discontinued operations were a gain of R$348 million in 2019.

In addition, we present the results of our operating segments in the same manner management evaluates the performance of and strategy for the segments listed below. For further information on the segments, see note 30 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report.

The following tables contain a breakdown of our statement of operations by segment for each of the periods indicated:

Statement of operations	Year Ended December 31, 2021
Segments	Brazilian retail	Grupo Éxito (1)	Other businesses(2)	Total
	(in millions of R$)
Net operating revenue	26,864	24,357	70	51,291
Operating income	712	1,121	(96)	1,737
Financial expenses, net	(1,039)	(279)	(3)	(1,321)
Profit (loss) before income tax and social contribution	(280)	853	(204)	369
Share of profit of associates	47	11	(105)	(47)
Income tax and social contribution	908	(321)	7	594
Net income (loss) – continuing operations	628	532	(197)	963
Net income (loss) – discontinued operations	(3)	-	-	(3)
Net income (loss) for the year	625	532	(197)	960

_________________

(1)	Includes our operations in Colombia, Uruguay and Argentina since our acquisition of Grupo Éxito in November 2019. For information on the all-cash tender offer to acquire Grupo Éxito’s shares, see “Item—4A. History and Development of the Company—Changes in Our Business—Acquisition of Grupo Éxito.”
(2)	Includes equity pickup of the Company in Cnova. It also includes the banners Cheftime, James and Stix Fidelidade.

Statement of operations	Year Ended December 31, 2020
Segments	Brazilian retail	Grupo Éxito(1)	Other businesses(2)	Discontinued operations	Total
	(in millions of R$)
Net operating revenue	29,170	22,034	49	-	51,253
Operating Income	2,016	652	(137)	-	2,531
Financial expenses, net	(386)	(340)	(2)	-	(728)
Profit (loss) before income tax and social contribution	1,748	339	(186)	-	1,901
Share of profit of associates	118	27	(47)	-	98
Income tax and social contribution	(559)	(110)	7	-	(662)
Net income (loss) – continuing operations	1,189	229	(179)	-	1,239
Net income (loss) – discontinued operations	85	(1)	-	1,003	1,087
Net income (loss) for the year	1,274	228	(179)	1,003	2,326

_________________

(1)	Includes our operations in Colombia, Uruguay and Argentina since our acquisition of Grupo Éxito in November 2019. For information on the all-cash tender offer to acquire Grupo Éxito’s shares, see “Item—4A. History and Development of the Company—Changes in Our Business—Acquisition of Grupo Éxito.”
(2)	Includes equity pickup of the Company in Cnova. It also includes the banners Cheftime, James and Stix Fidelidade.

Statement of operations	Year Ended December 31, 2019(2)
Segments	Brazilian retail	Grupo Éxito	Other businesses(1)	Discontinued operations(2)	Total
	(in millions of R$)
Net operating revenue	26,654	2,151	33	-	28,838
Operating Income	467	(56)	-	-	501
Financial expenses, net	(815)	(57)	1	-	(871)
Profit (loss) before income tax and social contribution	(241)	27	(154)	-	(368)
Share of profit of associates	107	(6)	(99)	-	2
Income tax and social contribution	121	(28)	2	-	95
Net income (loss) – continuing operations	(120)	(1)	(152)	-	(273)
Net (loss) income– discontinued operations	312	-	-	797	1,109
Net income (loss) for the year	192	(1)	(152)	797	836

_________________

(1)	Includes equity pickup of the Company in Cnova. It also includes the banners Cheftime, James and Stix Fidelidade.
(2)	The statement of operations for the years ended December 31, 2021, 2020 and 2019 related to Sendas were classified as “discontinued operations.” Via operations were classified as discontinued operations in the periods from 2016 to 2019 (until June 2019). On June 14, 2019, we consummated the sale of all equity interest we held in Via. Accordingly, our financial statements as of and for the year ended December 31, 2019 include the five months that Via’s results of operations were considered in the line item relating to discontinued operations. The sale of Via resulted in the recognition of a gain on sale of R$398 million, net of the effect of income taxes of R$199 million and related costs. The net effects on discontinued operations were a gain of R$348 million in 2019. Moreover, starting on November 1, 2016, we began recording our investment in Cnova according to IFRS 5. For additional information on the sale on our discontinued operations, see notes 12 and 34 to our audited consolidated financial statements as of and for the years ended December 31, 2019 and 2020, included elsewhere in this annual report.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Consolidated

Net operating revenue. Net operating revenue increased by 0.1%, from R$51,253 million in 2020 to R$51,291 million in 2021 due to the increase of sales in Grupo Éxito mainly related to the recovery in consumer confidence in Colombia during the second semester of 2021, which boosted consumption levels in the country and the improvement of the omnichannel performance of the Grupo Éxito, partially offset by the decrease in sales from the Brazilian retail segment due to the beginning of the demobilization of our Extra Hiper stores and our drugstores, which started in the fourth quarter of 2021.

Gross profit. Gross profit decreased by 5.8%, or R$799 million, from R$13,749 million in 2020 to R$12,950 million in 2021, mainly due to the impact of the recognition of R$834 million in ICMS tax credits as costs of sales in 2020 due to a favorable decision in a lawsuit to which we were a party declaring the exclusion of ICMS from the calculation basis of PIS and COFINS, which did not occur in 2021.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by R$10 million, from R$9,343 million in 2020 to R$9,353 million in 2021, mainly due to the increase in the omnichannel sales of the Grupo Éxito, partially offset by a decrease in the sales in the Brazilian retail segment due to the reduction in marketing expenses and the reduction in personnel expenses caused by the closing of the Extra Hiper stores. Selling, general and administrative expenses represented 18.2% of our net operating revenue in 2020 and 2021.

Depreciation and amortization. Depreciation and amortization increased by 2.7%, or R$49 million, from R$1,804 billion in 2020 to R$1,853 billion in 2021, mainly due to the renovation and maintenance of stores, renewal of lease agreements and IT projects and investments in platforms to increase our productivity, partially offset by the demobilization of our Extra Hiper stores and drugstores, which started in the fourth quarter of 2021.

Other operating expenses, net. Other operating expenses, net, decreased by 90.1%, or R$64 million, from R$71 million in 2020 to R$7 million in 2021, mainly as a result of (i) the R$426 million net revenue from the sale of 20 Extra Hiper stores to Sendas pursuant to the Real Estate Properties Assignment Transaction, (ii) the R$224 million decrease in the restructuring and corporate reorganization expenses related to the Sendas Separation, as well as expenses related to the acquisition of the Grupo Éxito, (iii) the gains, in 2020, related to revaluation of our equity participation in Bellamar, a holding company that holds an investment in 35.8% of the shares of FIC, net of costs, of R$513 million, which did not occur in 2021, (iv) the decrease in expenses incurred as a result of the COVID-19 pandemic of R$134 million, and (v) the decrease in tax contingencies of R$235 million due to a decision of the Brazilian Supreme Court (Supremo Tribunal Federal), or STF, which allowed companies that import products, such as us, not to pay the tax on industrialized products (IPI) on imported goods.

Financial expenses, net. Financial expenses, net, increased by 35.8%, or R$593 million, from R$728 million in 2020 to R$1,321 billion in 2021, as a result of the (i) decrease in our monetary restatement gain of R$504 million in 2021 caused by the R$613 million revenue, net of costs, in 2020, due to a favorable decision in a lawsuit to which we were a party declaring the exclusion of ICMS from the calculation basis of PIS and COFINS, which decreased to R$109 million in 2021, and (ii) increase in the average CDI rate in Brazil from 2.8% in 2020 to 4.4% in 2021, which had a positive effect on our revenue from financial investments, while adversely affecting financial expenses as certain of our financings are indexed to the CDI rate.

Share of profit of associates. Share of profit of associates decreased by 148.1%, or R$145 million, from a gain of R$98 million in 2020 to a loss of R$47 million in 2021, mainly as a result of (i) an increase in losses in the amount of R$57 million from our share of profit in Cnova, due to the deterioration of the results of operations of Cnova in 2021; and (ii) a decrease in our share of profit in FIC in the amount of R$71 million, mainly due to the reduction of our participation in Bellamar, after the Sendas Spin-off, to 18% in 2021 from 36% in 2020.

Income tax and social contribution. Income tax and social contribution increased by R$1,256 million, from an income tax and social contribution expense of R$662 million in 2020 to an income of R$594 million in 2021, mainly as a result of (i) state tax incentives, pursuant to article 30 of Law No. 12,973/14 and Complementary Law No. 160/17, related to income obtained outside Brazil, and (ii) the increase in our tax credits in 2021 due to a decision issued by the STF, in September 2021, which declared the unconstitutionality of the collection of income tax in interest payments indexed to SELIC rate arising from overpayments of tax.

Net income (loss) from continuing operations. As a result of the foregoing, net income from continuing operations decreased by 22.2%, or R$276 million, from a profit of R$1,239 million in 2020 to a profit of R$963 million in 2021.

Net income (loss) from discontinued operations. Net income (loss) from discontinued operations decreased by R$1,090 million, from an income of R$1,087 million in 2020 to a loss of R$3 million in 2021, mainly due to the classification of the operations of Sendas in the periods from December 31, 2018 through December 31, 2020 as discontinued operations.

Segment Information

Brazilian Retail Segment

Our Brazilian retail segment in 2021 consisted of sales of food and non-food products to individual consumers at (i) supermarkets through the banners Pão de Açúcar, Extra Supermercado, Mercado Extra and Compre Bem; (ii) hypermarkets through the banner Extra Hiper; (iii) proximity stores through the banners Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado; and (iv) gas stations that operate under our Pão de Açúcar, Mercado Extra and Compre Bem banners. The Brazilian retail segment also includes the revenues related to rentals of commercial spaces and e-commerce sales.

In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores.

We expect to classify the results of operations of the Extra Hiper banner and the results of operations of our drugstores as discontinued operations in our audited consolidated financial statements for the year ending December 31, 2022.

We do not consider Grupo Éxito as part of our Brazilian retail segment and consider it as a separate segment since its acquisition at the end of 2019.

Net operating revenue. Net operating revenue decreased by 7.9%, or R$2,306 million, from R$29,170 million in 2020 to R$26,864 million in 2021, mainly as a result of the loss of the revenues caused by the demobilization of Extra Hiper stores, which started in the beginning of the fourth quarter of 2021. In addition, macroeconomic conditions, such as high inflation, adversely affected consumers’ purchasing power and, consequently, our sales.

Profit (loss) from operations before financial income (expenses). Profit from operations before financial income (expenses) decreased by 64.7%, or R$1,304 million, from R$2,016 million in 2020 to R$712 million in 2021, as a result of the decrease of R$2,306 million in our net operating revenue and the decrease of R$111 million in our other operating income, which were partially offset by the decrease of R$687 million in cost of sales and the decrease of R$ 426 million in selling, general and administrative expenses.

Financial income (expenses), net. Financial expenses, net, increased by 169.2%, or R$653 million, from R$386 million in 2020 to R$1,039 million in 2021, mainly as a result of higher cost to service our debt due to higher interest rates in Brazil in 2021 and to a favorable decision in a lawsuit to which we were a party declaring the exclusion of ICMS from the calculation basis of PIS and COFINS.

Profit (loss) before income tax and social contribution. As a result of the foregoing, profit (loss) before income tax and social contribution decreased by R$2,028 million, from a profit of R$1,748 million in 2020 to a loss of R$280 million in 2021.

Income Tax and Social Contribution. Income tax and social contribution increased by R$1,467 million, from an in expense of R$559 million in 2020 to an income of R$908 million in 2021, mainly as a result of the increase in our tax credits in 2021 due (i) state tax incentives, pursuant to article 30 of Law No. 12,973/14 and Complementary Law No. 160/17, related to income obtained outside Brazil, and (ii) the increase in our tax credits in 2021 due to a decision issued by the STF, in September 2021, which declared the unconstitutionality of the collection of income tax in interest payments indexed to SELIC rate arising from overpayments of tax.

Net income for the year. As a result of the foregoing, net income for the year decreased by 50.9%, or R$649 million, from a profit of R$1,274 million in 2020 to a profit of R$625 million in 2021.

Grupo Éxito

As a result of our acquisition of Grupo Éxito at the end of 2019, we started to consolidate the operations in Colombia, Uruguay and Argentina, through the following banners: (i) Viva Malls, Éxito, Carulla, Surtimayorista, Surtimax and Super Inter in Colombia, (ii) Devoto, Disco and Géant in Uruguay, and (iii) Libertad, Mini Libertad and Paseo Libertad Malls in Argentina. For additional information on the acquisition of Grupo Éxito, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Acquisition of Grupo Éxito.”

Net operating revenue. Net operating revenue increased by R$2,323 million, from R$22,034 million in 2020 to R$24,357 million in 2021, mainly as a result of the strong omnichannel performance in Colombia, Uruguay and Argentina, the increase in revenues from complementary businesses, such as Tuya and the real estate business units and the travel business, which benefitted from the easing of restrictions during the year, the improvement of the macroeconomic conditions in Colombia, Uruguay and Argentina and the return of tourism in these countries in end of 2021. In the same period, our gross margin, calculated by dividing gross profit by net operating revenue, increased from 25.0% in 2020 to 25.8% in 2021.

Profit (loss) from operations before financial income (expenses). As a result of the increase in Éxito’s sales volume caused by the improvement of the macroeconomic conditions in Colombia, Uruguay and Argentina and the return of tourism in these countries in end of 2021, profit from operations before financial income (expenses) increased by R$469 million, from R$652 million in 2020 to R$1,121 million in 2021.

Financial income (expenses), net. Financial expenses, net, decreased by R$61 million, from R$340 million in 2020 to R$279 million in 2021, mainly as a result of a lower cost to service our debt in the period due to lower interest rates in Colombia in 2021.

Profit (loss) before income tax and social contribution. Profit before income tax and social contribution increased by R$514 million, from R$339 million in 2020 to R$853 million in 2021, as a result of the increase of R$783 million in gross profit, partially offset by the increase of R$484 million in selling, general and administrative expenses and depreciation and amortization.

Income Tax and Social Contribution. Income tax and social contribution increased by R$211 million, from an income tax and social contribution expense of R$110 million in 2020 to an expense of R$321 million in 2021, mainly as a result of the increase in profit before income tax and social contribution.

Net income for the year. As a result of the foregoing, net income for the year increased by 133.3%, or R$304 million, from a profit of R$228 million in 2020 to a profit of R$532 million in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Consolidated

Net operating revenue. Net operating revenue increased by 77.7%, or R$22,415 million, from R$28,838 million in 2019 to R$51,253 million in 2020, of which R$19,883 million relates to net operating revenue of Grupo Éxito in 2020 which we started to consolidate at the end of 2019. To a lesser extent, the increase was also related to the growth of renovated and remodeled stores in the last two years, as well as digital transformation initiatives, underlining the adoption of our omnichannel strategy. In addition, the restrictions in mobility related to the COVID-19 pandemic had a positive impact on sales.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by 64.0%, or R$3,645 million, from R$5,698 million in 2019 to R$9,343 million in 2020, mainly due to the increase of R$3,498 million generated by the acquisition of Grupo Éxito. Selling, general and administrative expenses represented 19.8% of our net operating revenue in 2019 and 18.2% in 2020. The increase related to the consolidation of Éxito’s results was partially offset by a decrease in the selling, general and administrative expenses of the Brazilian retail segment, mainly due to our initiatives to control expenses.

Depreciation and amortization. Depreciation and amortization increased by 75.5%, or R$776 million, from R$1,028 million in 2019 to R$1,804 million in 2020, mainly due to the depreciation and amortization resulting from the acquisition of Grupo Éxito of R$669 million and, to a lesser extent, the increase was also related to renovation and maintenance of stores, renewal of lease agreements and IT projects.

Other operating income (expenses), net. Other operating expenses, net, decreased by R$315 million, from R$386 million in 2019 to R$71 million in 2020, mainly as a result of (i) gains related to revaluation of our equity participation in Bellamar, net of costs, of R$513 million, (ii) gain on disposal of assets of R$378million. The decrease was partially offset by (i) increase on restructuring costs of R$187 million, (ii) expenses incurred as a result of the COVID-19 pandemic of R$134 million and (iii) increase on tax contingencies of R$216 million.

Financial income (expenses), net. Financial expenses, net, decreased by 16.4%, or R$143 million, from R$871 million in 2019 to R$728 million in 2020, mainly as a result of i) R$413 million of increase in expenses mainly related to monetary restatement and lease liabilities and ii) tax credit of ICMS on the calculation basis of PIS/COFINS of R$622 million that have offset the increase.

Share of profit of associates. Share of profit of associates increased by R$96 million, from a gain of R$2 million in 2019 to R$98 million in 2020, mainly as a result of (i) a decrease in losses in the amount of R$52 million from our share of profit in Cnova, due to a better performance of this investee; (ii) a gain of R$18 million in the share of profit in Tuya and Puntos Colombia as a result of the acquisition of Grupo Éxito at the end of 2019; and (iii) an increase in our share of profit in FIC due to higher profits.

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

Net income (loss) from discontinued operations. Net income from discontinued operations decreased by R$22 million, from R$1,109 million in 2019 to R$1,087 million in 2020, mainly due to the gain on the sale of Via in the amount of R$398 million in 2019, partially offset by an increase in the net income of Sendas in 2020.

Segment Information

Brazilian Retail Segment

Our Brazilian retail segment in 2020 consisted of sales of food and non-food products to individual consumers at (i) supermarkets through the banners Pão de Açúcar, Extra Supermercado, Mercado Extra and Compre Bem; (ii) hypermarkets through the banner Extra Hiper; (iii) proximity stores through the banners Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado; and (iv) gas stations, and drugstores through the Extra and Pão de Açúcar banners. The Brazilian retail segment also includes the revenues related to rentals of commercial spaces and e-commerce sales.

In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores.

We expect to classify the results of operations of the Extra Hiper banner and the results of operations of our drugstores as discontinued operations in our audited consolidated financial statements for the year ending December 31, 2022.

We do not consider Grupo Éxito as part of our Brazilian retail segment and consider it as a separate segment since its acquisition at the end of 2019.

Net operating revenue. Net operating revenue increased by 9.4%, or R$2,516 million, from R$26,654 million in 2019 to R$29,170 million in 2020, mainly as a result of the strengthening of stores that were renovated and remodeled in the previous two years, as well as our digital transformation initiatives, underlining the traction of our omnichannel strategy. In the same period, our gross margin, calculated by dividing gross profit by net operating revenue, increased from 26.3% in 2019 to 28.18% in 2020. Also, in the beginning of the pandemic, we had a significant increase in our sales as customers were stocking food.

Profit (loss) from operations before financial income (expenses). As a result of the foregoing, profit from operations before financial income (expenses) increased by 331.7%, or R$1,549 million, from R$467 million in 2019 to R$2,016 million in 2020.

Financial income (expenses), net. Financial expenses, net, decreased by 52.6%, or R$429 million, from R$815 million in 2019 to R$386 million in 2020, mainly as a result of (i) an increase in expenses principally related to monetary restatement and lease liabilities and (ii) tax credit of ICMS on the calculation basis of PIS/COFINS.

Profit (loss) before income tax and social contribution. As a result of the foregoing, profit (loss) before income tax and social contribution increased by R$1,989 million, from a loss of R$241 million in 2019 to a profit of R$1,748 million in 2020.

Grupo Éxito

As a result of Grupo Éxito’s acquisition at the end of 2019, we started to consolidate its operations in Colombia, Uruguay and Argentina, through the following banners: (i) Viva Malls, Éxito, Carulla, Surtimayorista, Surtimax and Super Inter in Colombia, (ii) Devoto, Disco and Géant in Uruguay, and (iii) Libertad, Mini Libertad and Paseo Libertad Malls in Argentina. For additional information on Grupo Éxito’s acquisition, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Acquisition of Grupo Éxito.”

Net operating revenue. Net operating revenue increased by R$19,883 million, from R$2,151 million in 2019 to R$22,034 million in 2020, mainly as a result of the solid progress made in our omnichannel strategy in all countries, the strong performance of the Colombia retail operation and a solid contribution from innovative formats (Wow and Fresh Market). In the same period, our gross margin, calculated by dividing gross profit by net operating revenue, decreased from 28.3% in 2019 to 25.0% in 2020. This decrease was mainly related to lower revenues of complementary businesses due to the pandemic, especially the lower distribution of royalties in Tuya, despite the improvement in its retail operation performance. Éxito was consolidated in the statements of operations of our consolidated financial statements for 12 months in 2020, compared to only one month in 2019.

Depreciation and amortization. Depreciation and amortization increased by R$669 million, from R$60 million in 2019 to R$729 million in 2020, mainly as a result of the acquisition of Grupo Éxito at the end of 2019.

Profit (loss) from operations before financial income (expenses). As a result of the foregoing, profit from operations before financial income (expenses) increased by R$562 million, from R$90 million in 2019 to R$652 million in 2020.

Financial income (expenses), net. Financial expenses, net, increased by R$283 million, from R$57 million in 2019 to R$340 million in 2020, mainly as a result of the acquisition of Grupo Éxito at the end of 2019.

Profit (loss) before income tax and social contribution. As a result of the foregoing, profit before income tax and social contribution increased by R$312 million, from R$27 million in 2019 to R$339 million in 2020.

5B. Liquidity and Capital Resources

Cash Flows

The following table sets forth information related to our cash flows as of and for the periods presented:

	As of and for the Year Ended December 31,
	2021(*)	2021	2020(**)	2019(**)(1)(3)	2018(**)(1)(2)	2017(**)(1)(2)
	(millions of US$)	(millions of R$)
Other financial information
Net cash provided by (used in):
Operating activities	489	2,728	4,742	1,135	4,267	3,464
Investing activities	(14)	(77)	(4,291)	(3,266)	(1,897)	(1,592)
Financing activities	(492)	(2,743)	(281)	1,894	(1,641)	(3,663)
Capital expenditures(4)	(227)	(1,267)	(2,490)	(2,782)	(2,364)	(1,713)

_________________

(*)	Solely for the convenience of the reader, we have translated certain real amounts at a rate of R$5.5805 to US$1.00, the closing commercial U.S. dollar selling rate as of December 31, 2021, as published by the Central Bank.
(**)	The statements of operations for the years ended December 31, 2020, 2019, 2018 and 2017, presented in the table related to Sendas were classified in a single line as discontinued operations. For additional information on the Sendas Separation and Sendas Spin-Off, see notes 1.2 and 33 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere this annual report and “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Spin-off of Cash and Carry Operating Segment.”
(1)	The operations of Via were classified as discontinued operations in the periods from November 2016 through June 2019. For additional information on the sale of our discontinued operations of Via, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Sale of Home Appliances Operating Segment.” Moreover, starting on November 1, 2016, we began recording our investment in Cnova according to IFRS 5.
(2)	IFRS 16 became effective on January 1, 2019. We opted for the full retrospective adoption method as if IFRS 16 had been adopted since the date the lease agreements have entered into effect to show the comparative effects for each past period. As a result, we have restated our audited consolidated financial statements, and financial information included in this annual report, as of and for the years ended December 31, 2018 and 2017.
(3)	As a result of Grupo Éxito’s acquisition on November 27, 2019, this table includes Grupo Éxito’s financial information as of and for the year ended December 31, 2019 solely for the month of December 2019.
(4)	Capital expenditures are comprised of cash used in purchases of property, equipment and intangible assets, as reflected in the consolidated statement of cash flows.

Sources of Funds

We have funded our operations and capital expenditures mainly from our cash flow provided by operating activities and the sale of receivables at a discount to financial institutions (banks and credit card merchant acquirers). Additionally, we have issued debentures in the local markets and entered into loans and financing agreements with financial institutions.

In 2021, we continued selling our receivables to financial institutions and credit card merchant acquirers at a discount, without a right to recourse or any related obligation. For further information on the discount on receivables, see note 7.1 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report. We believe that our sources of funds are suitable to our debt profile and sufficient to meet our working capital and investment needs.

Our primary sources of liquidity have historically been cash flows provided by our operating activities.  Net cash provided by operating activities, including continuing and discontinued operations, was R$2,728 million, R$4,742 million and R$1,135 million in 2021, 2020 and 2019, respectively. From 2020 to 2021, the decrease of R$2,014 million in net cash provided from operating activities was mainly due to a decrease of R$1,366 million in net income, R$480 million in interest and monetary variations, R$447 million in depreciation and amortization and R$306 million in provision for contingencies, R$745 million in deferred income tax, R$564 million in losses on disposals of property and equipment, R$324 million in lease liabilities write-off, partially offset by an increase of R$2,131 million in inventories. From 2019 to 2020, the increase in net cash provided from operating activities was primarily due to an increase of R$1,490.0 million and R$1,941.0 million in trade payables and R$1,005.0 million in depreciation and amortization.

Net cash used in investment activities was R$77 million, R$4,291 million and R$3,266 million for the years ended December 31, 2021, 2020 and 2019, respectively. In 2021, 2020 and 2019 our net cash used in investment activities was mainly related to store renovations, purchases of equipment and intangible assets, in 2021, and in 2020 to the cash of de-consolidation of Sendas. In addition, in 2021, 2020 and 2019, we used net cash provided by operating activities primarily for investments in our capital expenditures program, totaling R$1,267.0 million, R$2,490.0 million and R$2,782.0 million, respectively. Proceeds from sales of property and equipment in 2021 generated a cash flow of R$1,315 million mainly due to the sale of Extra Hiper stores to Sendas in 2021.

Net cash provided by (used in) financing activities, was net cash used of R$2,743 million, net cash used of R$281 million and net cash provided of R$1,894 million for the years ended December 31, 2021, 2020 and 2019, respectively. From 2020 to 2021, the decrease was due to a decrease in our demand for new indebtedness. Our year-end current and noncurrent borrowings and financing decreased by 1.0%, or R$89 million, from R$9,140 million as of December 31, 2020 to R$9,051 million as of December 31, 2021, and consisted of:

•	R$7,349 million in real-denominated loans;
•	R$455 million in U.S. dollar-denominated debt, swapped to real-denominated loans; and
•	R$1,246 million related to Grupo Éxito’s loans and financing agreements.

From 2019 to 2020, the decrease was mainly due to the de-consolidation of results from Sendas. Our year-end current and noncurrent borrowings and financing decreased by 35.2%, or R$4,968 million, from R$14,108 million as of December 31, 2019 to R$9,140 million as of December 31, 2020, and consisted of:

•	R$7,285 million in real-denominated loans;
•	R$282 million in U.S. dollar-denominated debt, swapped to real-denominated loans; and
•	R$1,573 million related to Grupo Éxito’s loans and financing agreements.

Our interest expense was R$516 million in 2021, R$387 million in 2020 and R$337 million in 2019, excluding our discontinued operations.

Our year-end total cash position decreased by 5.0%, or R$437 million, from R$8,711 million as of December 31, 2020 to R$8,274 million as of December 31, 2021, of which R$3,492 million were related to the conversion of cash and cash equivalents of foreign subsidiaries.

Financial Instruments

Derivatives

We use derivatives, such as swaps, aiming to hedge the exchange exposure risk to U.S. dollar and euros, converting the cost of debt into domestic currency and interest rates. We also use derivatives to hedge against foreign exchange (U.S. dollars and euros) variations on imports. See “—Item 5A. Operating Results—Macroeconomic Environment and Factors Affecting Our Results of Operations.”

Contractual Obligations

Our estimated future contractual obligations were R$18,299 million as of December 31, 2021, and include current and long-term debt, debentures, accrued interest related to debentures, lease liabilities and taxes payable (other than income taxes).

During the fiscal year of 2022, we have a total long-term obligation to repay R$346 million of long-term debt, as well as R$22 million of accrued interest related to long-term debt. After the fiscal year of 2022, our long-term debt obligation is R$3.992 billion and accrued interest related to long-term debt of R$67 million.

During the fiscal year of 2022, we have a current obligation to repay R$992 million related to the payment of the principal amount of debentures, as well as R$96 million of accrued interest related to debentures. After the fiscal year of 2022, our obligation related to the payment of the principal amount is R$3.491 billion and accrued interest related to debentures of R$34 million.

For lease liabilities, we have a current and long-term obligation of R$922 million and R$5.196 million, respectively. For additional information on our long-term debt and lease liabilities, see note 18 to our audited consolidated financial statements, included elsewhere in this annual report.

FINAME Financings

We have credit lines outstanding with financial institutions that are associated with BNDES by means of the Equipment and Machinery Financing (Financiamento de Máquinas e Equipamentos), or FINAME, program, which are used in the ordinary course of our business for the purchase of machinery and equipment financing. We make payments of principal amounts in monthly installments after a grace period. BNDES has historically been one of our sources of financing for new stores and the acquisition of supermarket chains as well as machinery and equipment acquisitions. For further information on our lines of credit with BNDES, see note 17 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report.

Promissory Notes

In July 2021, we issued commercial promissory notes in the total principal amount of R$1.0 billion, of which (i) R$500.0 million refers to the first series, which accrues interest at 1.55% per year plus the average CDI rate and matures on July 30, 2025, and (ii) R$500.0 million refers to the second series, which accrues interest at 1.65% per year plus the average CDI rate and matures on July 30, 2026. As of December 31, 2021, the total outstanding amount under this issuance was R$1,034 million.

Non-Convertible Debentures

In January 2020, we issued non-convertible debentures in Brazil in the total principal amount of R$2.0 billion, maturing on January 6, 2023, and accruing interest at 1.45% per year plus the average CDI rate. As of December 31, 2021, the total outstanding amount under this issuance was R$2,075 million.

In May 2021, we issued non-convertible debentures in two series in Brazil in the total principal amount of R$1.5 billion, of which (i) R$980.0 million refers to the first series, which accrues interest at 1,70% per year plus the average CDI rate and matures on May 10, 2026, and (ii) R$520.0 million refers to the second series, which accrues interest at 1.95% per year plus the average CDI rate and matures on May 10, 2028. As of December 31, 2021, the total outstanding amount under this issuance was R$1,521 million.

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

For further information on our non-convertible debentures, see note 17.4 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report.

Borrowings in Foreign Currencies

As of December 31, 2021, we had borrowings in U.S. dollars and Colombian pesos to strengthen our working capital, maintain our cash strategy, extend our debt profile and make investments. As of December 31, 2021, the total outstanding amount (corresponding to principal and interest) under these agreements was R$1,702 million.

On October 13, 2020, we entered into a financing agreement with Bank of Nova Scotia, or Scotiabank, in the aggregate amount of US$50 million, or R$448 million, accruing interest at USD plus 2.12% per year (R$271 million as of December 31, 2020).

Grupo Éxito has borrowings in Colombian pesos. As of December 31, 2021, the total outstanding amount (corresponding to principal and interest) under these agreements was R$1,246 million, accruing interest at IBR 3M plus 1.6% per year and IBR 1M plus 1.45%.

For additional information on our borrowings in foreign currency, see note 17.1 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report.

Recognition of Foreign Currency Transactions

Foreign currency transactions are initially recognized at the respective functional currencies exchange rates on the date the transaction qualifies for recognition.

Our financial statements are presented in Brazilian reais, which is our functional currency.

Monetary assets and liabilities denominated in foreign currencies are converted into reais according to the exchange rates of the respective currencies at the balance sheet date. Any difference arising from the payment or translation of monetary items is recognized in our financial results. For more information on the conversion of foreign currencies, see note 3.2 to our audited consolidated financial statements, included elsewhere in this annual report.

The financial statements of our subsidiaries located in countries outside Brazil are translated into Brazilian reais at the balance sheet date, according to specific criteria described in note 3.4 to our audited consolidated financial statements, included elsewhere in this annual report. Exchange rate differences from the translation are recognized directly in a separate component of equity. When a foreign operation is sold, the accumulated amount of exchange variation adjustment in shareholders' equity is recorded in the income statement for the year.

As Argentina has been considered a hyperinflationary economy since September 2018, we started to adjust the amounts of non-monetary assets and liabilities, equity and operating results of our indirect subsidiary Libertad, which is headquartered in Argentina, to disclose the measurement monetary unit at the end of the year. The measure monetary unit considers the effects measured by the Consumer Price Index in Argentina as from January 1, 2017 and the Domestic Retail Price Index in Argentina until December 31, 2016. For more information on the effects of the hyperinflation in Argentina in our business, see note 3.5 to our audited consolidated financial statements, included elsewhere in this annual report.

Off-Balance Sheet Arrangements

Except as disclosed in “Item 7. Major Shareholders and Related Party Transactions—7B. Related Party Transactions—Via—Guarantees,” we do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

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

Our strategy for 2022 is to accelerate our expansion plan, strengthening core competencies in the most profitable, and performing segments of our portfolio, represented by the premium and proximity stores, neighborhood supermarkets and the food e-commerce business. In 2022, we intend to continue our transition to a new Pão de Açúcar Group in a new cycle that reinforces our strengths and aims to provide the best shopping experience for our customers.

We expect great volatility in the Brazilian market in 2022, due to the presidential elections. However, we believe that we are prepared to face the effects of this volatility and other challenges that might arise in 2022, with flexibility, agility, and resilience, supported by the execution capacity of our management team and employees.

As new variants of the COVD-19 virus emerged, governments have continued to impose restrictive measures until recently. In the second semester of 2021, most of the governments in Latin America, including in Brazil, Colombia, Uruguay and Argentina, have relaxed the restrictive measures previously imposed to contain the spread of the COVID-19 virus and variants.

As grocery stores, our activity is considered essential and our business operations in Brazil were not adversely affected by the restrictive measures imposed by Brazilian federal and state governments in 2021. On the other hand, our Colombian operations were adversely affected by the restrictive measures imposed by regional and state governments as a result of the COVID-19 pandemic, since the restrictions imposed in Colombia were more stringent than in Brazil.

The lifting of the COVID-19 related restrictions and the advance of the vaccination against COVID-19 in Colombia, Uruguay and Argentina, during the second semester of 2021, increased the foot traffic in stores and malls and tourist activity in these countries, resulting in an increase in the sales and net operating revenue of the Grupo Éxito in 2021, when compared to 2020. For more information on the effects of the COVID-19 in the Grupo Éxito’s operations, see “—Item 5A. Operating Results—Macroeconomic Environment and Factors Affecting our Results of Operations—COVID-19.”

As of December 31, 2021, we have assessed the impacts of the COVID-19 to our business and concluded that we do not expect to have material adverse changes to our revenues and other lines of our income statement, and we did not need to record any COVID-19 related provisions.

On October 14, 2021 and December 16, 2021, the directors of CBD and Sendas at meetings of the board of directors of both companies approved the Real Estate Properties Assignment Transaction. As of the date of this annual report, we had concluded the assignment of 60 Extra Hiper stores to Sendas. We expect to assign all the stores to Sendas under the Real Estate Properties Assignment Transaction by the end of May 2022. Of the 33 Extra Hiper stores that were not assigned to Sendas, up to 29 will be converted into Pão de Açúcar or Mercado Extra stores. We are analyzing whether the remaining four Extra Hiper stores will be closed or converted into other banners. For more information on the discontinuance of the Extra Hiper banner, see “—Item 5A. Operating Results—Discontinued Operations—Discontinued Operations for the Year Ending December 31, 2022—Extra Hiper Stores.”

Also, in line with our strategy of optimizing store platform and allocating resources to accelerate the growth of our most profitable banners, we decided to close all our drugstores. We expect to classify the results of operations of our drugstores as discontinued operations in our audited consolidated financial statements for the year ending December 31, 2022. For more information on the discontinuance of our drugstores, see “—Item 5A. Operating Results—Discontinued Operations—Discontinued Operations for the Year Ending December 31, 2022—Drugstores.”

We have also implemented a strong digital transformation plan, including the use of physical assets for logistical support, launching our own online operation and the marketplace of the Pão de Açúcar Group, which helped us support the sharp increase in e-commerce demand, develop a closer relationship with suppliers, while improving our customers’ shopping experience and providing innovative solutions to our customers. We also entered into partnerships with last milers and Mercado Livre to be wherever our client wants and to increase the area of deliveries from our stores. For more information on our digital transformation, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Digital Transformation.”

The Grupo Éxito will continue to implement technological solutions that use contactless technologies, customer service, data analysis, logistics, and supply chain as well as the Grupo Éxito’s human resources management strategy for the period 2021-2024. Therefore, we are increasingly multi-format, multi-channel, and multi-region, in all countries, especially with our store conversions in Brazil and in Colombia.

Moreover, we expect that Russia’s invasion of Ukraine and international responses to it, including sanctions, will continue to cause instability in international markets and impact the global supply of oil and other commodities. These factors have negatively affected and may continue to negatively affect the prices of fuel and food products, which may result in an increase in our costs of goods sold and operating expenses. If we are not able to pass on to our customers increases in our costs and expenses, our results of operations may be adversely affected.

Finally, the conflict could escalate militarily both regionally and globally. Any substantial escalation would have a material adverse effect on macroeconomic conditions in the regions where we operate, and, consequently, on us.

5E. Critical Accounting Policies and Estimates

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

For further details on critical accounting policies and our adoption of new accounting standards, such as IFRS 16, see notes 3 and 4 of our consolidated financial statements, included elsewhere in this annual report.

Annual Impairment Test of Goodwill and Intangibles

We test annually whether goodwill is impaired, in accordance with the accounting policy stated in note 14, 15 and 15.1 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report and international accounting standards, or IAS, IAS 36 – Impairment of Assets. Other intangible assets, the useful lives of which are indefinite, such as brands and commercial rights, are submitted to impairment tests on the same basis as goodwill.

As of December 31, 2021, we calculated the recoverable amount of goodwill arising from past acquisitions, for the purpose of evaluating its recoverability and potential impairment resulting from events or changes in economic, operating and technological conditions that might indicate impairment.

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

The recoverable amount allocated to each segment was defined by means of a calculation based on the value in use of the assets based on cash flow projections arising from financial budgets approved by senior management for the next three years. The discount rate applied to cash flow projections was 10.6% each year and cash flows exceeding three years are extrapolated by the expected long-term growth rate of 4.8% for our Brazilian retail segment. Based on this analysis, no impairment loss was identified. The Grupo Éxito discount rate applied to cash flow projections is 7.4% (and cash flows exceeding the three-year period are extrapolated using a growth rate of 3%).  Based on this analysis, we recognized a loss of R$22 million in tradename.

Commercial rights are intangible assets which are amounts paid to former owners of commercial locations. To test for impairment of these assets, we allocated the amounts of identifiable commercial rights by store and we test them together with the fixed assets of the store as described in notes 15.1 and 15.2 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report.

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

We have recognized deferred tax assets related to tax loss carry forwards amounting to R$1,145 million as of December 31, 2021, R$514 million as of December 31, 2020 and R$453 million as of December 31, 2019. These losses do not expire and relate to subsidiaries that have tax-planning opportunities available to support these balances. The use of tax loss carry forwards is limited by law to 30% of taxable income in a single fiscal-year.

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

Share-based Payments

The cost of transactions with employees eligible for share-based compensation is measured based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the specific grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in note 24 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report.

Provision for Contingencies

We are a party to several proceedings at the judicial and administrative levels in the ordinary course of its business. Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as legal counsel’s opinion. For details on legal proceedings, see note 21 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report.

Impairment of Financial Asset

On January 1, 2018, we started to adopt IFRS 9. IFRS 9 replaces the incurred loss model of IAS 39 with an expected credit losses model. The new impairment loss model applies to financial assets measured at amortized cost, contractual assets and debt instruments measured at fair value through other comprehensive income, but does not apply to investments in equity instruments (shares) or financial assets measured at fair value through profit or loss.

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

When determining whether the credit risk of a financial asset increased significantly since its initial recognition and while estimating the expected credit losses, we take into account reasonable and sustainable information that is relevant and available free of cost or excessive effort. This includes quantitative and qualitative information and analysis, based on our historical experience, during credit appraisal and considering information about projections. We consider that the credit risk of a financial asset increased significantly if the asset is overdue for more than 90 days. For additional information, see note 3 to our audited consolidated financial statements, included elsewhere in this annual report.

Recoverable Taxes

We pay tax on services and sales (Imposto Sobre Circulação de Mercadorias e Serviços), or ICMS, which is a state level value-added tax levied on the sale of goods and the provision of services at each phase of production and sales. In the Brazilian states where we operate, and for most of the products in our sales mix, the ICMS tax substitution regime applies. Under the tax substitution regime, the responsibility for paying upfront taxes due on the entire production and sales chain for certain products is primarily that of the manufacturers and, in some cases (depending on the tax system applicable in each state and for each product) can be our responsibility. In the tax substitution regime, the tax is collected on the sale of the products and transferred to the government. We record the taxes paid upfront under the tax substitution regime in accordance with the accrual basis in our cost of goods resold.

We also have recoverable tax credits related to social security contribution (Contribuição para o Financiamento da Seguridade Social), or COFINS, and social integration (Programa de Integração Social), or PIS, taxes.

The estimate of future recoverability of these tax credits is made based on growth projections, operational matters, the consumption of the credits by the companies of the Pão de Açúcar Group and the special tax regime. For details of credits and compensation, see note 10 to our audited consolidated financial statements, included elsewhere in this annual report.

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

6A. Directors and Senior Management

Board of Directors

The following table sets forth the name, position, year of election and date of birth of each of the members of our board of directors as of the date of this annual report. A brief biographical description of each of our board members follows the table:

Name	Position	First Year Elected	Date of Birth
Jean-Charles Henri Naouri	Chairman	2005(1)	March 8, 1949
Arnaud Daniel Charles Walter Joachim Strasser	Co-Vice Chairman	2010(2)	July 6, 1969
Ronaldo Iabrudi dos Santos Pereira	Co-Vice Chairman	2016(3)	May 14, 1955
Hervé Daudin	Director	2019	May 12, 1967
Christophe José Hidalgo	Director	2020	October 25, 1967
Rafael Sirotsky Russowsky	Director	2020	December 10, 1977
Luiz Augusto de Castro Neves	Director (Independent)	2012	October 29, 1943
Eleazar de Carvalho Filho	Director (Independent)	2012	July 26, 1957
Renan Bergmann	Director (Independent)	2020	February 16, 1954

_________________

(1)	Mr. Jean-Charles Henri Naouri has been a member of our board of directors since 2005 and the chairman of our board of directors since 2013.
(2)	Mr. Arnaud Daniel Charles Walter Joachim Strasser has been a member of our board of directors since 2010 and co-vice chairman of our board of directors since 2018.
(3)	Ronaldo Iabrudi dos Santos Pereira has been a member of our board of directors since 2016 and co-vice chairman of our board of directors since 2018.

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

Mr. Hervé Daudin is currently a member of the executive committee and executive director of merchandise, from the Agribusiness Division and from the Supply Chain, Logistics and IT of Casino Group. He is a member of the board of directors of Almacenes Éxito (Colombia), CDiscount (France), Distribution Casino France, European Marketing Distribution, Achats Marchandise Casino and Big C (Thailand). He was a member of the board of directors of Via. After holding the position of Director in Euris Group, the parent company of Casino Group, he joined the Casino Group in 2003, where he held various executive positions in the areas of strategy, logistics and technology. He began his career as an economist and he was, for seven years, a high ranking official in the Ministry of Economy in France. Mr. Daudin holds a bachelor’s degree in physical sciences and a PhD in economics from the École Normale Supérieure of Paris and an Engineering degree from the École Nationale des Ponts et Chaussées.

Mr. Christophe José Hidalgo has served as our chief financial officer from 2012 to 2021, and as our chief financial officer and investor relations officer from 2020 to 2021. He has also been our corporate services officer since 2012. He joined the Casino Group in 2000, where he has held several positions in finance and accounting, including chief financial officer of Grupo Éxito from 2010 to 2012. From 1996 to 2000, Mr. Hidalgo served as the chief financial officer of Castorama. Mr. Hidalgo holds a bachelor’s degree in law and a master’s degree in finance and accounting from the Université de Bordeaux.

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

Mr. Renan Bergmann holds a bachelor’s degree in chemical engineering from the Federal University of Rio Grande do Sul and a master’s degree in nuclear chemical engineering from the Federal University of Rio de Janeiro (COPPE). He completed the executive program at the John E. Anderson Graduate School of Management and the executive program “Making Corporate Boards More Effective” at Harvard Business School. He is a member of the board of directors of Fogo de Chão since 2018 and is a senior advisor to the Rhone Group. He was a member of the board of directors of Rampak of Columbus, Ohio, USA, SLC Participações, FCC Campo Bom - RS, CCRR, Terphane Holdings LLC of Delaware, Almatis B.V. and UTEX of Houston TX. He was also an advisor to New Globe.

Executive Officers

The following table sets forth the name, position, year of election and date of birth of each of our executive officers as of the date of this annual report. A brief biographical description of each of our executive officers follows the table:

Name	Position	First Year Elected	Date of Birth
Marcelo Pimentel	Chief Executive Officer	2022	April 3, 1973
Guillaume Marie Didier Gras	Chief Financial Officer and Investor Relations Officer	2021	August 22, 1978
Luiz Henrique Rodrigues Costa	Chief Operation Officer	2021	December 26, 1968
Fréderic Garcia	Chief Business’ Operations Officer	2021	March 24, 1970

Mr. Marcelo Pimentel is an executive with over 20 years of retail operations experience. Mr. Pimentel was the chief executive officer of Lojas Marisa from 2019 to 2022 and its retail operations officer from 2017 to 2019. From 2015 to 2017, he was the retail operations officer at Drogarias Pacheco. Before 2015, he had worked in senior level executive positions for the Walmart Group in Brazil and in the United Kingdom for over ten years.

Mr. Guillaume Marie Didier Gras holds a bachelor’s degree in business from EDHEC Business School. He has also worked at Ernest & Young and at IECD (European Institute for Cooperation and Development) in Lebanon. Mr. Gras has been working at the Casino Group for more than 16 years and, in the last seven years, he has developed several international roles: serving as chief financial officer of BIG-C Vietnam for almost two years and in the Company since 2016, when he joined as head of financial control. Since March 2021, he serves as our chief financial officer and investor relations officer.

Mr. Luiz Henrique Rodrigues Costa holds a bachelor’s degree in mechanical engineering from the Federal Center for Technological Education of Minas Gerais (Centro Federal de Educação Tecnológica de Minas Gerais – CEFET-MG), a postgraduate degree in the areas of work safety, quality and administration, an MBA in business from Fundação Dom Cabral and a post-MBA from Northwestern University - Kellogg School of Management. He has been working for the Company since 2014 and, before joining the Company, he worked for more than 20 years in executive roles in telecommunications, steel and industry segments, in companies such as Oi/Telemar and Grupo Gerdau. Mr. Costa is currently our chief operating officer.

Mr. Fréderic Garcia has been working for the Company since 2014. Before joining the Company, he worked for 21 years at Carrefour, in countries such as Argentina, Brazil, Portugal and France, acting as commercial director at Carrefour Brazil between 2011 and 2014. He holds a degree in economic and social sciences at Lycée Charles le Chauve (Roissy en Brie/France 1989), postgraduate degree in business specializing in International Trade from the Institut Européen des Affaires, Paris (1993), and a Master Pro-Varejo from the University of São Paulo (2000).

6B. Compensation

For the year ended December 31, 2021, the aggregate compensation expense of our directors, executive officers and members of committees was R$62.4 million, of which R$49.0 million was paid in cash. Our executive officers receive a package of benefits in line with market practices, including health and dental insurance, biannual medical check-ups, pension plan, life insurance, meal vouchers and purchase discounts. According to the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, listed companies are required to publicly disclose the lowest, highest and average individual compensation paid to directors, executive officers and members of the fiscal council.

In July 2007, the Company established a supplementary private pension plan to its employees and engaged the financial institution Brasilprev Seguros e Previdência S.A. to manage the plan. The Company provides monthly contributions on behalf of its employees based on services rendered to the Company. Contributions made by the Company in the year ended December 31, 2021, amounted to R$0.5 million and employees’ contributions amounted to R$0.5 million with four participants.

Our board of directs established and approved a profit-sharing plan for our management, including our executive officers. Under the terms of the plan, each beneficiary of the plan is entitled to receive an annual payment based on (i) the consolidated results of the Company, (ii) the results of the business segment or the department, as the case may be and to which the individual belongs, and (iii) the individual’s performance. The final amount to be received by each beneficiary under the profit-sharing plan is determined by multiplying the individual amount by an index which is applicable to all beneficiaries and defined according to our operating performance.

Compensation of the Board of Directors, Executive Officers and Fiscal Council of CBD for 2020, 2021 and 2022 (expected)

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

The table below indicates the compensation for members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2021:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(In R$, when applicable)
Number of members	9.67	2.83	2.58	15.08
Number of compensated members	8.67	2.83	2.58	14.08
Fixed annual compensation	24,233,299	17,360,181	432,000	42,025,480
Benefits	2,650,518	655,727	-	3,306,246
Variable compensation		6,994,532	-	6,994,532
Profit sharing	-	-	-	-
Participation in meetings
Others (invitees’ compensation, contributions and taxes)	-	-	-	-
Post-employment benefit
Benefits on ceasing to exercise the position
Share-based compensation	6,907,644	3,201,608	-	10,109,252
Total compensation	33,791,461	28,212,048	432,000	62,435,510

The table below indicates the expected compensation for members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2022 (expected):

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(In R$, when applicable)
Number of members	13.00	4.00	3.00	20.00
Number of compensated members	12.00	4.00	3.00	19.00
Fixed annual compensation	11,042,438	7,696,667	432,00	19,171,105
Benefits	4,624,779	3,162,980	-	7,787,760
Variable compensation
Profit sharing	20,026,273	7,235,000	-	33,261,273
Participation in meetings	-	-	-	-
Others (invitees’ compensation, contributions and taxes)	-	20,000,000	-	-
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation	4,750,000	3,424,267	-	8,174,267
Total compensation	46,443,491	50,149,592	432,000	97,025,083

Variable Compensation for 2020, 2021 and 2022 (expected)

Below we present the variable compensation of our executive officers paid in 2020, 2021 and 2022 (expected):

2020	Executive officers
(In R$, when applicable)
Number of members	4.58
Number of compensated members	4.58
Profit sharing
Minimum expected amount	0
Maximum expected amount	28,981,131
Expected amount – goals achieved	14,490,566
Amount actually recognized	11,175,170

2021	Executive officers
(In R$, when applicable)
Number of members	2.83
Number of compensated members	2.83
Profit sharing
Minimum expected amount	0
Maximum expected amount	28,981,131
Expected amount – goals achieved	14,490,565
Amount actually recognized	6,994,532

2022 (expected)	Executive officers
(In R$, when applicable)
Number of members	4.00
Number of compensated members	4.00
Profit sharing
Minimum expected amount	0
Maximum expected amount	17,261,355
Expected amount – goals achieved	8,630,678

Employee Stock Option Plan

At an extraordinary shareholders’ meeting held on May 9, 2014, our shareholders voted to (i) approve the creation of a stock option plan, or our Stock Option Plan, and (ii) create a compensation plan for employees based on stock options, or our Compensation Plan. Our Stock Option Plan and our Compensation Plan originally granted options to purchase preferred shares (which were recently converted into common shares), including to members of our board of directors. The Stock Option Plan and the Compensation Plan were further amended as a result of the resolutions approved at the annual and special shareholders’ meeting held on April 24, 2015, April 25, 2019 and December 31, 2019. The December 31, 2019 amendment reflected the changes relating to the conversion of our preferred shares into common shares, as a result of our migration to the Novo Mercado listing segment of B3, as approved by our shareholders on December 31, 2019. Accordingly, as of December 31, 2020, our Stock Option Plan and the Compensation Plan grant the option to purchase common shares to our employees, including to members of our board of directors.

General Terms and Conditions

Stock Option Plan

Our Stock Option Plan is managed by the human resources and corporate governance committee of our board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under our Stock Option Plan is designated with a serial number beginning with the letter “C.” As of December 31, 2021, the outstanding series of stock options under our Stock Option Plan were C6 and C7.

Our employees and executive officers, as well as the employees and executive officers of our subsidiaries, who are considered “key executives,” are eligible to participate in our Stock Option Plan, subject to the approval of the human resources and corporate governance committee. Participation in our Stock Option Plan is independent of other forms of compensation, such as wages and benefits.

Compensation Plan

Our Compensation Plan is also managed by the human resources and corporate governance committee of our board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under our Compensation Plan is designated with a serial number beginning with the letter “B.” As of December 31, 2021, the outstanding series of stock options under our Compensation Plan were Series B6 and B7.

Our employees and executive officers, as well as the employees and executive officers of our subsidiaries, who are considered “key executives,” are eligible to participate in our Compensation Plan, subject to the approval of the human resources and corporate governance committee. Participation in our Compensation Plan is independent of other forms of compensation, such as wages and benefits.

Main Objectives of the Stock Option Plan

The goal of our Stock Option Plan is to (i) attract and retain highly qualified executive officers and professionals; (ii) enable our managers and employees to participate in our capital and in the equity increases arising from the results these managers and employees have contributed to; and (iii) align the interests of our managers and employees with those of our shareholders, encouraging these professionals to improve performance while ensuring continuity in the management of our Company and our subsidiaries.

Maximum Number of Shares and Options

The total aggregate number of options that may be granted under each of our Stock Option Plan and our Compensation Plan, must not exceed 2% of the total number of common shares issued by us, subject to adjustments resulting from stock splits, reverse stock splits and bonuses.

Exercise Price

The exercise price per common share granted under the Compensation Plan will correspond to R$0.01.

For each series of options granted under the Stock Option Plan, the exercise price of each stock option will correspond to 80% of the average of the closing price of the common shares issued by the Company, in the prior 20 trading sessions of the B3 prior to the date of the meeting of the human resources and corporate governance committee, in which the options are granted.

Vesting

In general, the stock options granted under the Stock Option Plan will vest beginning on the 37th month following the granting of the stock options.

The options granted under the Stock Option Plan may be exercised in whole or in part.

Restrictions on Transferring Shares

Under the Stock Option Plan, for a period of 180 days from the date of payment by the participant, the participant will be prohibited from, directly or indirectly, selling, assigning, exchanging, disposing, transferring, granting an option or entering into any instrument or agreement that results or may result in the direct or indirect, onerous or gratuitous, disposition of any or all of the shares. There is no such transfer restriction for the Compensation Plan.

Outstanding Stock Options

The charts below detail the outstanding stock options for the members of our senior management, as of December 31, 2021.

	As of December 31, 2021
	Number of options (in thousands)
In relation to each option grant:	Series B6	Series C6	Series B7	Series C7
Grant date	05/31/2019	05/31/2019	01/31/2021	01/31/2021
Number of options granted (in number of shares)	232,409	129,305	223,018	47,127
Deadline for the options to become exercisable	05/31/2022	05/31/2022	05/01/2023	05/01/2023
Deadline for the exercise of the options	11/30/2022	11/30/2022	11/30/2023	11/30/2023
Period of restriction to the transfer of the shares	n.a.	180 days	n.a.	180 days

Average weighted exercise price of each of the following groups of shares:
Outstanding at the beginning of the year (in R$ per share)	0.01	70.62	0.01	51.18
Lost during the year (R$ per share)	n.a.	n.a.	n.a.	n.a.
Exercised during the year (R$ per share)	0.01	70.62	0.01	51.18
Expired during the year (R$ per share)	n.a.	n.a.	n.a.	n.a.
Fair value of the options on the grant date (in R$ per share)	82.39	31.50	72.68	31.15
Potential dilution in case of exercise of the options	0.09%	0.05%	0.08%	0.02%

Stock Options Exercised and Shares Delivered

In 2021, 137,204 stock options were exercised by certain members of our senior management and 118,339 shares were delivered to certain members of our senior management.

We recognized share-based payment expenses of R$10,110 million, R$14,962 million and R$17,962 million in our consolidated financial statements in 2021, 2020 and 2019, respectively. These amounts included the amounts related to accelerated vesting of certain stock options.

Maximum, Minimum and Average Compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

The tables below contain the highest, lowest and average individual compensation of our directors, executive officers and members of the fiscal council for the years ended December 31, 2019, 2020 and 2021.

Highest, Lowest and Average Individual Compensation for the Year Ended December 31, 2019

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council(3)

Number of members	12.50	4.67	0.00
Number of compensated members	11.50	4.67	0.00
Highest compensation (R$)(1)	33,222,859	19,668,197	-
Lowest compensation (R$)(2)	176,400	10,512,518	-
Average compensation	3,120,992	10,138,507	97,877

_________________

(1)	The highest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council was received by members who provided services to our Company for 12 months.
(2)	The calculation of the lowest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council excludes members who provided services to our Company for less than 12 months.
(3)	In 2019, we did not install the fiscal council.

Highest, Lowest and Average Individual Compensation for the Year Ended December 31, 2020

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council

Number of members	12.50	4.58	2.00
Number of compensated members	11.50	4.59	2.00
Highest compensation (R$)(1)	65,944,593	14,329,313	n/a
Lowest compensation (R$)(2)	216,000	819,045	n/a
Average compensation	5,520,932	11,682,744	97,877

_________________

(1)	The highest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council was received by members who provided services to our Company for 12 months.
(2)	The calculation of the lowest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council excludes members who provided services to our Company for less than 12 months in the year.

Highest, Lowest and Average Individual Compensation for the Year Ended December 31, 2021

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
	(in thousands of R$, when applicable)
Number of members	9.67	2.83	2.0
Number of compensated members	8.67	2.83	2.0
Highest compensation (R$)(1)	25,722,978	9,329,083	156,000
Lowest compensation (R$)(2)	53,005	911,422	138,000
Average compensation	2,634,488	5,451,258	147,000

_________________

(1)	The highest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council was received by members who provided services to our Company for 12 months.
(2)	The calculation of the lowest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council excludes members who provided services to our Company for less than 12 months.

Insurance

We maintain officers’ and directors’ liability insurance with a certain limit, covering all our executive officers against damages attributed to them in the good faith exercise of their functions. The policy is automatically extended to the management of our subsidiaries.

6C. Board Practices

According to our bylaws and the internal regulation of our board of directors, the board of directors shall consist of seven to nine members, elected and removable by the annual shareholders’ meeting. The term of office of the members of the board of directors shall be up to two years, with re-election permitted. The board of directors shall have a chairman and up to two vice-chairmen, all appointed by the annual shareholders’ meeting. The board of directors shall ordinarily meet at least six times a year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan and strategic plan and shall extraordinarily meet whenever necessary.

Our board of directors is comprised of nine members elected by our shareholders, with three of those being independent directors. The term of office of all of our directors will expire in the 2024 annual shareholder’s meeting which will approve the financial statements of the fiscal year of 2023. We are managed by our board of directors and by our board of executive officers. None of our directors and officers is party to an employment agreement providing for benefits upon termination of employment, except for those benefits provided by Brazilian labor law.

The board of executive officers shall consist of two to 14 members, shareholders or not, resident in Brazil, appointed and removed by the board of directors, being necessarily appointed one Chief Executive Officer, one Investor Relations Executive Officer and the others Vice Executive Officers and Officers. As of December 31, 2021, our board of executive officers was composed of four members.

The responsibilities of our executive officers include adopting plans related to our management and operations, reporting to shareholders each fiscal year on the status of our business activities, presenting the year-end balance sheets and other legally required financial statements and submitting investment programs and budgets to our board of directors.

Our executive officers are elected by our board of directors for two-year terms, although any executive officer may be removed by our board of directors before the expiration of his or her term. On March 19, 2021, our directors elected our executive officers. The term of all executive officers expires on the date of the first board of directors meeting after the 2023 annual shareholders’ meeting.

Committees of the Board of Directors

As of the date of this annual report, we have the following five advisory committees: (i) audit committee; (ii) human resources and corporate governance committee; (iii) financial committee; (iv) sustainability and diversity committee; and (v) innovation and digital transformation committee. The responsibilities of our committees are set by their respective internal regulations. The members of each committee are appointed by our board of directors and the board of directors also designates the coordinator of each advisory committee. The committees may include one member who is external and independent, except for the audit committee, which has specific rules described below. Each special committee is composed of at least three and up to five members for a term of office of two years, reelection being permitted. In addition to these committees, the board of directors may create other committees with special roles.

Audit Committee

Brazilian publicly held companies may, pursuant to CVM Resolution 23/2021, as amended from time to time, adopt a statutory audit committee (comitê de auditoria estatutário). According to CVM Resolution 23/2021, the statutory audit committee is an advisory body of the board of directors and must have at least three members who shall be appointed by the board of directors, including at least one member who is also a member of the board of directors and not a member of management. A majority of the members must be independent, according to the independence requirements of the CVM. Additionally, a company listed on the Novo Mercado listing segment of the B3, such as us, must install an audit committee.

The statutory audit committee holds meetings at least once every three months and its main duties, according to its internal rules, are: to analyze and monitor the quality and integrity of our quarterly information, financial statements and management report, to evaluate the effectiveness and sufficiency of our internal control structure and internal and independent audit processes, to evaluate and monitor, jointly with our management and internal audit systems, to evaluate and monitor, together with our management and internal audit systems, the adequacy of the related party transactions entered into by us, to evaluate and monitor our exposure to risk, to propose the appointment of independent auditors as well as their replacement, and to prepare the annual report, to be presented jointly with the financial statements, including, at least, the following information: (i) activities carried out in the period, the results and conclusions reached; (ii) evaluation of the effectiveness of the internal control and risk management systems; (iii) description of the recommendations presented to our management and evidence of their implementation; (iv) evaluation of the effectiveness of the independent and internal audits; (v) evaluation of the quality of the financial, internal control and risk management reports; and (vi) any situations in which there is any significant divergence between our management, the independent auditors and the committee in relation to our financial statements.

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

As Brazilian corporate law does not permit the board of directors to delegate responsibility for the appointment, retention and compensation of the external independent auditors and does not provide the board of directors with the authority to resolve disagreements between management and the external auditors regarding financial reporting, our statutory audit committee cannot fulfill these functions. Therefore, our statutory audit committee may only make recommendations to the board of directors with respect to these matters.

The following members were appointed by our board of directors to our statutory audit committee:

Name	Position	First Year Elected	Date of Birth
Eleazar de Carvalho Filho(1)	Coordinator and Member(2)	2014	July 26, 1957
Gisélia da Silva	Member	2018	December 30, 1961
Renan Bergmann	Member	2018	February 16, 1954
Fernando Dal-Ri Múrcia	Member	2020	July 16, 1977
Christophe José Hidalgo(3)	Member	2020	October 25, 1967

_________________

(1)	Independent member of board of directors.
(2)	The role of the coordinator of the statutory audit committee is provided for in CVM Resolution No. 23, of February 25, 2021. His responsibilities are to chair the meetings, represent the committee to our administrative bodies and enforce the provisions of the internal regulation.
(3)	Mr. Hidalgo joined the statutory audit committee only after leaving his previous position as chief financial officer, given that both positions are incompatible under our bylaws.

Mr. Eleazar de Carvalho Filho. Please see “—6A. Directors and Senior Management—Board of Directors” for Mr. Carvalho’s biography.

Ms. Gisélia da Silva is the founding partner of GIS DS, a consulting firm specialized in integrity culture and corporate governance models. She is a lawyer specialized in corporate law and capital markets. She holds a law degree from the Pontíficia Universidade Católica in the state of Rio Grande do Sul (PUC-RS), an MBA in marketing from Escola Superior de Propaganda e Marketing in the state of São Paulo (ESPM-SP), an L.L.M. degree in corporate law from Insper/SP and a Post-MBA in Advanced Boardroom Program for Women from Saint Paul Business School/SP and the Columbia University of New York. She worked for more than 18 years for the CPFL Energia group, having held the positions of Institutional Relations Advisor, Corporate Law Manager and Advisor of Corporate Governance. She is a member of the board of directors and law committees of the Brazilian Institute of Corporate Governance (IBGC), as well as an independent member of the Management Committee of the Integra Rating of Governance in Sports. She is also an independent member of the Board of Directors of Eletronorte and CGT Eletrosul (Eletrobras Group).

Mr. Renan Bergmann. Please see “—6A. Directors and Senior Management—Board of Directors” for Mr. Bergmann’s biography.

Mr. Fernando Dal-Ri Múrcia holds a bachelor’s degree in management from the Webber International University, in the United States, and in accounting from Universidade do Vale do Itajaí, in the state of Santa Catarina, Brazil. Mr. Múrcia has a master’s degree in accounting from the Federal University of Santa Catarina and a PhD in accounting and controllership from the University of São Paulo. He is also a professor at the Economics, Business and Accounting School of the University of São Paulo (FEA-USP). Mr. Múrcia is an alternate member of the fiscal council of Gerdau S.A., a member of the Accounting Studies Group of the Accounting Pronouncements Committee (CPC) on tax accounting matters in partnership with the Study Group Accounting Department of the Federal Revenue of Brazil (RFB), a member of the Finance and Accounting Commission of the Brazilian Institute of Corporate Governance (IBGC), a member of the Brazilian Commission for Monitoring the Relato Integrado (CBARI), a representative of Latin America in the Program of Emerging Researchers of the International Association for Accounting Education and Research (IAAER), and a researching scholar of the National Council for Scientific and Technological Development (CNPQ). He is currently a member of the Audit Committees of Locaweb and FUNCEF and of the Fiscal Councils of Renova Energia and EPTV. Mr. Múrcia has already served as the chairman of our fiscal council, a member of our fiscal council, a member of the Audit Committee of Via, a member of the fiscal council of Folha Participações and alternate member of the supervisory boards of Gerdau and Marfrig.

Mr. Christophe José Hidalgo. Please see “—6A. Directors and Senior Management—Board of Directors” for Mr. Hidalgo’s biography.

Human Resources and Corporate Governance Committee

The human resources and corporate governance committee holds meetings at least once every three months and has the following duties: (i) suggesting amendments to the committee’s internal regulation, submitting them to the board of directors’ consideration; (ii) discussing and recommending an organizational structure model for the Company, to be submitted to the board of directors’ consideration; (iii) evaluating and recommending to the board of directors policies on management and development of people, as well as guidelines for attracting and retaining talents; (iv) identifying, both in the Company and in its subsidiaries, potential future leaders and follow up the development of their corresponding careers (v) reviewing and discussing the recruitment and hiring methods adopted by us, by taking those used by similar Brazilian companies as a parameter; (vi) examining the candidates to be elected to the board of directors and to the committees, including external members, based on professional experience, technical qualifications, as well as economic, social and cultural representativeness; (vii) examining and recommending to the board of directors the selected candidates for the position of chief executive officer of the Company, as well as the candidates selected by the chief executive officer to hold a position in our board of executive officers; (viii) reviewing and discussing the compensation policy applicable to our management, recommending to the board of directors the criteria of compensation, benefits and other programs, including the stock option program; (ix) reporting periodically to the board of directors its assessment of the applicability and effectiveness of compensation policies adopted by us, in order to assess the effectiveness of these policies in rewarding performance and discriminate against non-satisfactory performance, according to metrics aligned to our strategic goals, as well as to attract and retain talent; (x) discussing and suggesting criteria to annually evaluate the performance of our executive officers, by taking those used by similar Brazilian companies as a parameter, as well as supporting our board of directors in the evaluation process, manifesting its recommendations to the individual assessments of our board of directors; (xi) recommending and monitoring the adoption of the best corporate governance practices, as well as coordinating the process of implementing and maintaining such practices in the Company, as well as the effectiveness of the corporate governance processes, proposing changes, updates and improvements when necessary; (xii) draft and periodically submit to the board of directors a review of the Company’s hiring policy with its related parties, as well as all other policies necessary for the adoption, by the Company, of the best management and corporate governance practices; among others.

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

As of the date of this annual report, our human resources and corporate governance committee is composed of Arnaud Daniel Charles Walter Joachim Strasser, Luiz Augusto de Castro Neves, Rafael Sirotsky Russowsky and Ronaldo Iabrudi dos Santos Pereira.

Financial Committee

The financial committee holds meetings at least once every three months and has the following duties: (i) suggesting amendments to the committee’s internal regulation, submitting them to the board of directors’ consideration; (ii) recommending and following up the adoption of the best economic and financial standards and the process of implementation and maintenance of such standards in the Company, suggesting to the board of directors changes, updates and improvements thereto; (iii) analyzing and reviewing our budget, as well as following up and monitoring the implementation and enforcement thereof; (iv) analyzing and reviewing the economic and financial feasibility of our investment plans and programs, as well as following up and monitoring the implementation thereof; (v) analyzing, reviewing, and recommending measures and actions for the negotiations of any intra-company loans, merger and acquisition, or any other similar transaction involving the Company or any of its controlled companies; (vi) following up any of the operations and negotiations mentioned in item (v) above; (vii) analyzing and reviewing the economic and financial indicators, our cash flow and debt policy, for the purpose of suggesting changes and adjustments whenever it may deem necessary; (viii) following up and monitoring our average capital structure cost and suggest modifications thereto, whenever it may deem it necessary, as well as evaluating and discussing new funding alternatives for the Company; (ix) reviewing and recommending opportunities connected to financing transactions that may improve our capital structure, as well as for analyzing and discussing the working capital needs and its impact on our capital structure; (x) assisting both the board of directors and the board of executive officers in analyzing the Brazilian and world economic situations and their potential effects on our financial position, as well as the development of scenarios and trends, evaluating opportunities and risks and defining strategies to be adopted by us as regards its financial policy; (xi) monitoring the trading patterns of our securities in both the Brazilian and American markets, as well as the opinions of top investment analysts, recommending measures able to contribute in maintaining a healthy and liquid secondary market; and (xii) performing other duties as may be specified by the board of directors.

As of the date of this annual report, our financial committee is composed of Eleazar de Carvalho Filho, Arnaud Daniel Charles Walter Joachim Strasser, Christophe José Hidalgo, Hervé Daudin and Renan Bergmann

Sustainability and Diversity Committee

The sustainability and diversity committee has been advising our board of directors since 2014. This committee is responsible for guiding and ensuring the adoption of the best corporate governance practices in our business, promoting discussions on sustainable development policies and initiatives and themes that are deemed important to members of our board of directors and executive officers. In addition, this committee monitors key indicators and policies relating to environmental, social and governance matters.

As of the date of this annual report, our sustainability and diversity committee is composed of Luiz Augusto Castro Neves, Arnaud Daniel Charles Walter Joachim Strasser, Rafael Sirotsky Russowsky, Helio Mattar and Ronaldo Iabrudi dos Santos Pereira.

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

As of the date of this annual report, our innovation and digital transformation committee is composed of Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Cristina Palmaka and Rafael Sirotsky Russowsky.

Fiscal Council

According to Brazilian corporate law, the adoption of a fiscal council is voluntary, and it may be on a permanent or temporary basis. On October 18, 2012, our shareholders approved an amendment to our bylaws to grant temporary status to our fiscal council. Under Brazilian corporate law, the fiscal council is an independent body from management and the board of directors, elected by shareholders annually to supervise the activities of the board of directors, management and independent auditors. The responsibilities of the fiscal council are set by Brazilian corporate law and encompass the oversight of management’s compliance with the laws and bylaws, the issuance of a report included in the annual and quarterly financial reports and certain matters submitted for shareholders’ approval and the calling of shareholders’ meetings and the reporting of specific adverse matters arising at those meetings.

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

On April 27, 2022, we installed a fiscal council for the 2022 fiscal year at our shareholders’ meeting held on the same date to serve a term of office that lasted until the 2023 annual shareholders’ meeting. Our shareholders elected three members and their respective alternate members. One of the members and his alternate member were elected by our minority shareholders.

The following table sets forth the name, position, year of election and date of birth of each of the members of our fiscal council as of the date of this annual report, who were elected at our 2022 annual shareholders’ meeting:

Name	Position	First Year Elected	Date of Birth
Eric Aversari Martins	Effective member	2020	October 19, 1973
Líbano Miranda Barroso	Effective member	2020	July 6, 1969
Doris Beatriz França Wilhelm	Effective member	2021	December 17, 1954
Michelle Squeff	Alternate	2021	November 27, 1978
Marcelo Amorim	Alternate	2022	March 4, 1964
João Paulo Seibel de Faria	Alternate	2022	May 20, 1975

6D. Employees

As of December 31, 2021, we had 50,515 employees (calculated on a full-time employee equivalent basis) located in Brazil and 41,402 full-time employees located in Colombia, Uruguay and Argentina. In Brazil, in 2021, over 37% of leadership positions were occupied by women and we experienced an 18% increase in the percentage of persons with disabilities, when compared to 2020.

Virtually all of our employees, including Grupo Éxito’s employees, are covered by union agreements. The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the retail food industry, including our management, and unions representing employees in the retail food industry. We believe we compensate our employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover, including a retention program for key management. For more information on the risks relating to the inability of attracting or retaining key employees, see, “Item 3. Key Information—3D. Risk Factors—Risks Relating to our Industry and Us—We may be unable to attract or retain key personnel.” Our management believes that our relations with our employees and their unions are good.

The following table sets forth the number of our employees as of December 31, 2021, 2020 and 2019:

	As of December 31,(1)
	2021	2020	2019(2)
Operational	87,638	82,663	92,648
Administrative	4,279	5,471	8,427
Total	91,917	88,134	101,075

_________________

(1)	Based on the average of the full-time equivalent number of employees, which is the product of the number of employees (full- and part-time) and the ratio of the average monthly hours of all retail employees to the average monthly hours of all full-time employees. The numbers in the table are related to our continuing operations in 2021, 2020 and 2019.
(2)	On November 27, 2019, Sendas acquired 96.57% of Grupo Éxito’s shares by means of an all-cash tender offer. As a result of Grupo Éxito’s acquisition, we started to carry out operations in Colombia, Argentina and Uruguay. For additional information on Grupo Éxito’s acquisition, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Acquisition of Grupo Éxito.”

6E. Share Ownership

As of December 31, 2021, members of our board of executive officers directly owned an aggregate amount of 160,883 common shares while the members of our board of directors directly held an aggregate amount of 855,286 common shares. As of the same date, none of our executive officers nor directors held directly, individually, more than 1% of our outstanding common shares. For more information on direct share ownership of our board members, see “Item 7. Major Shareholders and Related Party Transactions—7A. Major Shareholders.” As of December 31, 2021, our management and some of our employees also owned options to purchase an aggregate amount of 1,411,955 common shares at a per-share weighted average purchase price of R$5.71. For more information on our Stock Option Plan, see “—6B. Compensation —Employee Stock Option Plan” and note 24(d) to our financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report.

On February 14, 2020, B3 approved our migration from the Level 1 listing segment to the Novo Mercado listing segment of B3, the highest level of corporate governance practices of B3. According to the Novo Mercado requirements, on February 28, 2020, all of our then outstanding preferred shares were converted into common shares. For additional information on our migration to the Novo Mercado listing segment, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Acquisition of Grupo Éxito.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our capital stock as of April 30, 2022, by each person known by us to beneficially own 5% or more of our common shares and our directors and officers as a group.

Shareholder	Common Shares
	Number	%
Wilkes Participações S.A.(1)	94,019,178	34.89
Segisor S.A.S.(1)	5,600,050	2.08
Casino(1)	2	0.00
King LLC(1)	852,000	0.32
Geant International B.V.(1)	9,423,742	3.50
Helicco Participações Ltda.(1)	581,600	0.22
BTG Pactual	19,139,936	7.10
Jean-Charles Naouri	1	0.00
Directors and Officers(2)	927,292	0.34
Treasury shares	160,342	0.06
Others	139,243,300	51.69
Total	269,455,303	100

_________________

(1)	Wilkes Participações S.A., Segisor S.A.S., Casino, King LLC, Geant International B.V. and Helicco Participações Ltda. are part of the Casino Group.
(2)	Refers to common shares that our board of directors and board of executive officers own directly.

As of April 30, 2022, we had 74,769 record holders in Brazil. On April 30, 2022, 33,660,211 of our common shares were held in the form of ADSs, representing 12.49% of the total of our common shares.

In 2015, our controlling shareholder, the Casino Group, carried out a reorganization of its activities and businesses in Latin America to consolidate its platform in the region and capture synergies. Pursuant to the reorganization, the Casino Group transferred 50% of our common shares to Grupo Éxito, which corresponded to approximately 18.8% of our total capital stock. Grupo Éxito was also controlled by the Casino Group and, therefore, after consummation of the transaction, the Casino Group remained as our controlling shareholder.

In connection with this reorganization, Segisor S.A.S. shareholders’ agreement, the Holding Company shareholders’ agreement and CBD shareholders’ agreement were executed on August 20, 2015 with the purpose of setting forth the rules pursuant to which the Casino Group and Grupo Éxito would exercise control of CBD. As a result of the Holding Company shareholders’ agreement and CBD shareholders’ agreement, representatives of the Casino Group and Grupo Éxito on our board of directors used to vote in the same manner and our board had nine members, of whom three were representatives of the Casino Group and three were representatives of Grupo Éxito.

On June 26, 2019, our board of directors approved the acquisition of Grupo Éxito. The proposed transaction comprised (i) the launch of an all-cash tender offer by us to acquire up to all of the shares of Éxito; (ii) the acquisition by Casino of all controlling shares issued by us and held indirectly by Grupo Éxito for a fair price; and (iii) our migration from Level 1 to the Novo Mercado listing segment of B3 and, consequently, the conversion of all of our preferred shares into common shares. For more information on the corporate reorganization, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Acquisition of Grupo Éxito.”

On September 12, 2019, Casino entered into a purchase agreement with Grupo Éxito to acquire all shares issued by us and indirectly held by Grupo Éxito for R$113.00 for each share, corresponding to a total amount, net of debt, of US$1,161 million. The shareholders agreement entered into by and among Grupo Éxito, Casino and their subsidiaries governing their relationship as our shareholders was terminated and our board members appointed by Grupo Éxito resigned.

As of April 30, 2022, the Casino Group was the beneficial owner of 41.01% of the total capital stock of CBD.

7B. Related Party Transactions

From time to time, we and our affiliates have entered into transactions with the Casino Group and other related parties in the ordinary course of business on an arm’s length basis, including, but not limited to, loans, consulting agreements, intellectual property license agreements, services agreements for the intermediation and negotiation of third-party services and agency agreements.

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

In addition, we have also entered into the following commercial contracts to set the rules for promotion and sale of financing services provided by FIC at the Company stores for implementation the financing partnership between the Company and Itaú Unibanco S.A. established in the association agreement between the parties: (i) bank correspondent agreement; (ii) indemnification agreement under which FIC is committed to keep the Company free of losses in performing FIC’s services, and that FIC and the Company are committed, with each other, to compensate for contingences; and (iii) agreement for sharing information and allowing access to their respective systems for offering services.

Agreements with Casino Group

Cost Sharing Agreement

On August 1, 2014, as amended on October 30, 2014 and October 28, 2020, we entered into a cost sharing agreement with Casino, Euris, Helicco Participações Ltda. Wilkes Participações S.A. and Sendas Group (all companies controlled by the Casino Group), pursuant to which we agreed to reimburse them (Casino Group) for expenses incurred by their employees in connection with activities involving the transfer of “know-how” to CBD to support its development. The activities involve administrative, financial, advertising, strategic, planning and budgeting aspects, among others. On August 1, 2016, we also entered into a joinder agreement (substantially in the form of the schedule attached to the cost sharing agreement) with Casino Services SAS (a company controlled by the Casino Group), pursuant to which Casino Services SAS adhered to the cost sharing agreement. For the year ended December 31, 2021, we paid R$46.5 million under the cost sharing agreement.

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

Cost Reimbursement Agreement

On July 25, 2016, as amended on January 23, 2018 and September 5, 2019, we and Casino entered into an agreement to regulate the reimbursement by the Company of expenses incurred by the Company’s French employees related to French social contributions and other benefits granted in the expatriation program which are paid by Casino in France.

Services Agreements

We enter into a services agreement with Casino on a yearly basis for the renewal of our insurance policies relating to cybersecurity. The services agreement allows Casino to hire a global cybersecurity insurance policy for a one-year period which also covers the operations of the Company.

Agreement with EMC

On June 6, 2019, we entered into a purchase agreement with Sendas and E.M.C. Distribution Limited, or EMC, a company indirectly controlled by Casino, pursuant to which EMC will perform the import of non-food and food products (except perishables and wine), on a non-exclusive basis. The agreement has a term of five years, automatically renewable for equal periods of time.

Agreements with Grupo Éxito

Commercial Agreement and Copyright License Agreement

On July 27, 2016, we and Grupo Éxito entered into an agreement for the implementation of synergy processes for the operations of CBD and Grupo Éxito. The agreement provided for the granting of trademark and copyright licenses by Distribuidora de Textiles y Confecciones S.A., a company of the Grupo Éxito, to us. On July 13, 2017, we and Distribuidora de Textiles y Confecciones S.A. entered into a copyright license agreement, which sets forth the royalty payments to be made to Distribuidora de Textiles y Confecciones S.A. This agreement was terminated by a mutual agreement between us and Éxito, on November 25, 2021.

Cost Reimbursement Agreement

On October 22, 2019, we, Grupo Éxito and Sendas entered into a reimbursement agreement to regulate the reimbursement of expenses related to the relocation of employees among Grupo Éxito, CBD and Sendas to foster the sharing of know-how and experience on certain areas of operation within the companies of the Pão de Açúcar Group. On November 4, 2020, Sendas became a party to this agreement. This agreement has an indefinite period of duration.

On June 1, 2020, we entered into another cost sharing agreement with Éxito Grupo providing for the reimbursement of expenses relating to the inclusion of Grupo Éxito as a user to DocuSign, which is an electronic signature software.

Agreements with GY

Energy Efficiency Framework Agreement

On May 8, 2015, as amended on April 6, 2016, December 7, 2018, December 31, 2019 and January 7, 2020, we entered into an agreement with GreenYellow do Brasil Energia e Serviços Ltda., or GY, a Brazilian company controlled by Casino, pursuant to which GY provided for the installation of equipment and rendering of energy efficient solutions services at our Extra and Pão de Açúcar stores.  The equipment and the services provided by GY were aimed at reducing the amount of energy used by our stores.  We pay as consideration for the equipment an annual amount according to a payment method that is similar to a lease.  For the rendering of services, GY is remunerated according to a formula based on the energy savings generated at each store. The duration of the individual agreements entered into under the framework agreement vary from two to 13 years.

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

Energy Sale and Purchase Agreements and Management Service Agreement

On June 30, 2021, we entered into an agreement with GY pursuant to which GY will sell electric energy at a discounted price, or the Energy Purchase and Sale Agreement, to supply energy to certain of our stores. On the same date, we entered into an agreement with GY pursuant to which GY would provide services to adapt certain of our stores to use the electric energy purchased under the Energy Purchase and Sale Agreement, or the Management Service Agreement. The Energy Purchase and Sale Agreement has a term of two years and the Management Service Agreement has a term of one year.

Penalties Relating to Agreements with GY

The Real Estate Assignment Transaction and our decision to discontinue the operations of the Extra Hiper banner significantly reduced the scope and materiality of our agreements with GY. As a result, we decided to terminate certain of these agreements thereby giving rise to contractual penalties of R$180 million to be paid by us to GY. As of December 31, 2021, we had paid R$68 million in penalties to GY and R$112 million remained outstanding.

For more information on the Real Estate Properties Assignment Transaction and the discontinuation of the Extra Hiper banner, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Discontinued Operations for Year Ending December 31, 2022—Extra Hiper Stores” and “—Real Estate Properties Assignment Transaction.”

Agreements with Sendas

Separation Agreement

On December 14, 2020, we entered into a Separation Agreement with Sendas, which was later amended on June 30, 2021. The Separation Agreement sets forth our arrangements with Sendas regarding the principal actions to be taken in connection with the separation of the cash and carry business and matters regarding the operation of the CBD and Sendas businesses after the Sendas Spin-Off. The following are the principal terms of the Separation Agreement:

Transfer of Assets and Assumption of Liabilities

The Separation Agreement identifies the assets to be transferred, liabilities to be assumed and contracts to be assigned, terminated and/or duplicated to each of Sendas and us as part of the internal transactions to be effected prior, during and after the Sendas Spin-off, the purpose of which is to ensure that, as at the time of the Sendas Spin-off, each of CBD and Sendas holds the assets which it requires to fully operate.

Common Agreements

All agreements, arrangements, commitments and understandings with third parties that contemplate both Sendas and us as parties, beneficiaries, guarantors and/or that in any way create an obligation to both Sendas and us, will terminate as soon as practically feasible after the completion of the Sendas Spin-off, except where such termination could create losses for Sendas and us, and therefore will be addressed by the Transition Committee (as defined therein).

Intercompany Arrangements

All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and Sendas, on the other hand, will be terminated effective as of completion of the Sendas Spin-off, except for specified agreements and arrangements that are intended to survive completion of the Sendas Separation that are either transactional in nature, at arm’s length or depend on a transitional period due to its complexity.

Representations and Warranties

We and Sendas each provide customary warranties as to our respective capacity to enter into the Separation Agreement. Except as expressly set forth in the Separation Agreement or any ancillary agreement, neither we nor Sendas will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the Sendas Separation, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the Sendas Spin-off.

Indemnification

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

Other Matters

Other matters governed by the Separation Agreement include, without limitation, insurance arrangements, confidentiality, data protection, mutual assistance and information exchange after completion of the Spin-off, treatment and replacement of cross-guarantees, conduct of litigation and tax matters after the Sendas Spin-off, and transfer of and post-Sendas Separation access to certain books and records.

Data Protection Agreement

On December 17, 2020, we entered into a Data Protection Agreement with Sendas. The Data Protection Agreement sets forth our arrangements with Sendas regarding the fulfillment of data protection rules by both parties, the sharing of data between Sendas and us and indemnification rules relating to any penalties, damages or losses that might result from the non-compliance of data protection rules by any party.

Employee Matters Agreement

On December 17, 2020, we entered into an Employee Matters Agreement with Sendas. The Employee Matters Agreement sets forth our arrangements with Sendas, as part of the operational separation in connection with the Sendas Spin-off, regarding the transfer of employees to each of Sendas and us, the amendment to Sendas’ stock options plan and the creation of new stock options plans for our officers and employees, as well as the arrangements concerning agreements, understandings and/or representations with unions.

Real Estate Properties Assignment Transaction

On October 14, 2021 and December 16, 2021, the directors of CBD and Sendas at meetings of the board of directors of both companies approved the Real Estate Properties Assignment Transaction. The total estimated price of the Real Estate Properties Assignment Transaction is R$5,173.0 million, of which R$3,973.0 million shall be paid by Sendas to CBD, in installments, between December 2021 and January 2024. The Real Estate Properties Assignment Transaction is subject to the fulfillment of certain conditions, including the prior consent of the owners of certain assigned properties and the demobilization by us of all the assigned stores.

As of the date of this annual report, we had concluded the assignment of 60 Extra Hiper stores to Sendas. We expect to assign all the stores to Sendas under the Real Estate Properties Assignment Transaction by the end of May 2022.

Of the 33 Extra Hiper stores that were not assigned to Sendas, up to 29 will be converted to Pão de Açúcar or Mercado Extra stores. We are analyzing whether the remaining four Extra Hiper stores will be closed or converted into other banners.

Starting in the second semester of 2022, we will no longer operate under the Extra Hiper banner and will focus on the premium and proximity segments, notably under the banners Pão de Açúcar, Minuto, Compre Bem and Mercado Extra. Accordingly, we expect to classify the results of operations of the Extra Hiper banner as discontinued operations in our statements of operations in the audited consolidated financial statements for the year ending December 31, 2022. For more information on the discontinuance of the Extra Hiper banner, see “Item 5. Operating and Financial Review and Prospects—Item 5A. Operating Results—Discontinued Operations—Discontinued Operations for the Year Ending December 31, 2022—Extra Hiper Stores.”

In addition, on February 25, 2022, we also entered into an agreement with Barzel and Sendas, as an intervening and guaranteeing party, to sell to Barzel 17 of the 70 Extra Hiper stores that would initially be assigned to Sendas under the Real Estate Properties Assignment Transaction. The estimated total sale price of these properties is R$1,200.0 million, which will be paid by Barzel to the Pão de Açúcar Group. After the conclusion of the sale, the 17 properties will be leased by Barzel to Sendas for a period of 20 years, renewable for the same term. On April 13, 2022, CADE approved the sale of these 17 properties.

Via

On June 14, 2019, we completed the sale of all of our equity interest in Via by means of a block trade over the B3. For additional information on the sale of our equity interest in Via, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Sale of Home Appliances Operating Segments.”

Since then, we do not control Via nor have exercised influence over its management or operations, and, as a result, Via has no longer been a related party of the Company. After the consummation of the sale of all our equity interest in Via, certain transactions, previously existing between the Company and Via when Via was part of the Pão de Açúcar Group, remained in effect.

While most of the transactions have been terminated, we and Via are under discussions with respect to allegedly outstanding obligations under certain agreements regarding their amicable termination or replacement.

Guarantees

From 2016 through 2018, we entered into guarantee agreements with Via and its subsidiaries, collectively referred to as the Guarantee Framework Agreements.  The agreements provided for a fee based on market terms to be paid by Via and/or its subsidiaries, as the case may be, to us for having granted the guarantee.  We provided guarantees for obligations of Cnova Brazil under financial agreements, lease agreements and commercial agreements.  We also provided guarantees for obligations of Via under lease agreements, commercial agreements, insurance policies and agreements with financial institutions pursuant to which the financial institutions granted a surety to Via and its subsidiaries. Moreover, we granted guarantees for obligations of Via under operational agreements with maturities and performance terms to be complied by Via.

We have reached an agreement with Via for the replacement of the most significant guarantees, which are no longer in effect as of the date of this annual report. As of the date of this annual report, we and Via are under discussions with respect to allegedly outstanding obligations under certain agreements regarding their amicable termination or replacement. .

Indemnity with the Klein Family

On December 4, 2009, we entered into an association agreement with Via, the Klein Family and Casa Bahia Comercial, which was later amended on July 1, 2010.  Under the association agreement, (i) Via had indemnity rights against us and Casa Bahia Comercial for certain claims existing as of July 1, 2010 and (ii) the parties undertook to ascertain the balance of indemnity rights to be paid by one party to another, among other related expenses on November 8, 2016 (i.e., six years after the closing of the transaction).

On July 4, 2017, we entered into an agreement with the original counterparties to the association agreement to (i) ascertain the liabilities for losses and damages incurred by Via and the Klein Family until July 1, 2010; (ii) consolidate the procedures for indemnification of potential losses and damages of Via and the Klein Family before and after July 1, 2010; and (iii) adjust the guarantees provided by the Pão de Açúcar Group on the lease agreements entered into between Via and the Klein Family.  Pursuant to the terms of that agreement, it was established that (i) Casa Bahia Comercial would pay R$70.2 million to Via in installments during 2017, adjusted for the SELIC rate, as indemnifying losses incurred until November 8, 2016.  This amount was paid in full in 2017; and (ii) Via would pay a fee to us on an arm’s length basis in connection with corporate guarantees provided by us in respect of the lease agreements entered into by Via and Casa Bahia Comercial.  The parties also agreed on the proceedings to be followed to determinate the liability of each party regarding claims occurred on and after November 8, 2016.  On October 24, 2018, we entered into an amendment to the agreement to improve the criteria for determination of the outstanding amount of indemnifiable losses, among other items.

The reimbursement obligations of CBD related to contingencies arising from facts that occurred prior to the acquisition of Globex in 2010 will remain in effect for as long as the legal proceeding that are subject to the reimbursement obligations have not terminated. Regarding this matter, Via obtained a favorable decision in May 2020, which includes the amount for which CBD is entitled to be reimbursed, under the terms of the association agreement. The period to which CBD is entitled to be reimbursed refer to the subsidiary Globex (which was incorporated in the formation of Via) for the years 2003 to 2010. The favorable decision obtained by Via refers to the refund of the ICMS exclusion benefit from the PIS and COFINS basis of its former subsidiary Globex for the period of 2007 and 2010. The exact reimbursed value shall be disclosed after we and Via agree on the amount due.

For further information, see note 21.9 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report.

Operating Agreement

In August 2016, Via and Cnova entered into the Cnova Reorganization Agreement related to the reorganization of Cnova Brazil within Via.  After the Cnova Corporate Reorganization in October 2016, Via became the sole shareholder of Cnova Brazil, which operates Extra.com.br, Pontofrio.com and Casasbahia.com.br websites, and ceased to be a shareholder of Cnova.  For further information on the Cnova Corporate Reorganization, see “Item 4. Information on the Company—4A. History and Development of the Company––Changes in Our Business.”

On August 8, 2016, CBD and Via entered into an operating agreement, pursuant to which both parties agreed to integrate the e-commerce and physical stores of the Extra banner, among other terms and conditions, including the use of the Extra.com brand by Via free of charge.

After the consummation of the sale of all of our equity interest in Via, the only section of the Operating Agreement that remained effective was Via’s exclusive right to operate the e-commerce of electronic products. However, considering that the Operating Agreement expired on October 21, 2021, Via shall still operate the website Extra.com, but has no exclusive rights to operate the e-commerce of electronic products through other websites and digital platforms.

Cheftime

Umbrella Agreement

On March 1, 2021, we and Cheftime entered into an umbrella agreement pursuant to which we agreed on the general terms and conditions of a loan from CBD to Cheftime in the total amount of up to R$ 44 million. The loans must be granted according to Cheftime’s needs and our cash availability. The terms, interest rate and other conditions of each loan must be agreed upon on an individual basis.

Stix Fidelidade

Operational Agreement

On November 27, 2019, we, Raia Drogasil and Stix entered into an operational agreement to set forth the terms and conditions for the operation of Stix Fidelidade, including the definition of the amount of loyalty points to be acquired by us and RD from Stix, and the price paid for each acquired loyalty point, among other conditions.

Grupo Éxito

Tuya

Grupo Éxito entered into agreements with Tuya, a joint venture between Grupo Éxito and Grupo Bancolombia, relating to partnership agreements and to the reimbursement of expenses, among other matters.

Puntos Colombia

Grupo Éxito entered into an agreement with Puntos Colombia, a joint venture between Grupo Éxito and Banco Colombia, providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services.

For further information regarding our related party transactions, see note 11 to our audited consolidated financial statements, included elsewhere in this annual report.

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

Based on the advice of our external legal counsel, we have identified and made provisions for the following probable losses that may result from legal proceedings to which we are a party:

	As of December 31,
	2021	2020	2019
	(in millions of R$)
Tax claims(1)	845	937	841
Labor claims	361	303	319
Civil and other claims	236	145	145
Total accrued liabilities for legal proceedings	1,442	1,385	1,305

_________________

(1)	Includes tax claims related PIS and COFINS.

For further information on our legal proceedings, see note 21 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report.

Tax-Related Claims

Tax-related claims are indexed to the SELIC rate, which in annual terms was 4.50% on December 31, 2019, 2.00% on December 31, 2020, and 9.15% on December 31, 2021, and are also subject, in certain cases, to fines. We have made provisions for interest charges and fines, when applicable.

In addition, tax claims are subject to monthly indexing, which involves adjusting the amount of provisions for litigation in accordance with the indexing rates used by each tax jurisdiction. The indexing is required by law for all tax amounts, including the provision for judicial deposits.

We have tax claims that were deemed probable losses by our legal counsel, including: (i) a 2011 disagreement regarding the non-application of Accident Prevention Factor (Fator Acidentário de Prevenção), or FAP, in contributions to our employees; (ii) the use of allegedly undue tax credits; (iii) non-payment of social charges on benefits granted to our employees, due to an unfavorable decision of the STF; (iv) IPI requirement on resale of imported products; (v) discussions related to the municipal property tax (Imposto Predial e Territorial Urbano), or IPTU; (vi) other less relevant issues. The amount we provisioned for these matters as of December 31, 2021, was R$437 million (R$497 million as of December 31, 2020).

Additionally, we are party to some proceedings before the São Paulo state tax authorities which discuss accessory state tax obligations in the context of the refund of ICMS due to tax substitution. Considering recent court decisions, we recorded a provision for this matter amounting to R$292 million as of December 31, 2021 (R$292 million as of December 31, 2020), representing the estimate of probable loss evaluated by our management on these proceedings.

We discussed in court our eligibility to not pay Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo de Serviço), or FGTS, contributions, as provided by Supplementary Law 110/01. As of December 31, 2021, the amount involved in this proceeding was R$51 million (R$60 million as of December 31, 2020).

Grupo Éxito and its subsidiaries are parties to legal proceedings relating to value added tax, property tax and taxes related to our operations. As of December 31, 2021, the amount under discussion totaled R$65 million (R$88 million as of December 31, 2020).

Exclusion of ICMS from the Calculation Basis of PIS and COFINS

We pay PIS and COFINS taxes, at the rates of 1.65% and 7.60% on net operating revenue, respectively. We adopt the non-cumulative system whereby these tax liabilities can be partially or completely offset by credits we accrue from taxes previously paid on products we purchase and other expenses. As a result of our application of the non-cumulative system, we and our subsidiaries have requested the right to exclude ICMS from the calculation basis of these two contributions.

On March 15, 2017, the STF ruled that ICMS must be excluded from the calculation basis of PIS and COFINS, in line with our request.

We and our legal counsel expect that the decision in regard to this appeal will not limit our claim; however, the proceeding is still pending judgment and we are unable to recognize the asset related to the credits to be obtained since we filed this lawsuit in 2003. In 2019, our subsidiaries recorded credits in the amount of R$382 million, of which R$198 million was recorded in our financial result, in accordance with the final and unappealable decisions rendered in the respective proceedings.

On October 29, 2020, we obtained a favorable decision in a lawsuit, resulting in the recording of a tax credit in the amount of R$1,609 million, of which R$613 million was recorded in financial result, net of provisions for installments that may be considered non-realizable. Further, in 2021, as a result of certain judicial decisions issued in that year, we reassessed the tax credit, reversing part of the provisions previously recorded in the amount of R$280 million (R$109 million of which was recorded in the financial result). We made calculations based on the opinion of our legal counsel. The offsetting of this tax credit is subject to certain administrative proceedings filed with the Brazilian tax authorities and we expect to realize it within seven years.

Similarly, Via obtained a favorable decision in May 2020, which includes an amount to which we are entitled to be reimbursed for, according to the terms of the association agreement signed between us and the Klein family in the transaction that created Via. The periods for which we are entitled to be reimbursed relate to the subsidiary Globex (that was merged in the formation of Via) for the years between 2003 and 2010. We have already recognized in fiscal year 2020, R$231 million of receivables from Via. The related gain is recognized in the net result of discontinued operations. In addition, we believe we are entitled to an outstanding amount of R$277 million, which is subject to be confirmed by documents to be provided by Via.

Labor Claims

We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of business. As of December 31, 2021, we recorded a provision of R$361 million (R$303 million as of December 31, 2020) referring to lawsuits whose risk of loss was considered probable. Management, assisted by legal counsel, evaluates these claims recording provisions for losses when reasonably estimable and taking into account previous experience in relation to the amounts claimed.

Civil, Regulatory and Other Claims

We are defendants in civil lawsuits. Among these lawsuits, we highlight the following:

•	We have filed or are the defendants in various lawsuits requesting the review of lease amounts. In these lawsuits, the judge determines a provisional lease amount, which is then paid by the stores until the final lease amount is defined. The Company recognizes a provision for the difference between the original amount paid by the stores and the amounts requested by the opposing party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of a change to the lease paid by us. As of December 31, 2021, the provision for these lawsuits was R$100 million (R$34 million as of December 31, 2020) to which there are no judicial deposits.
•	We are party to lawsuits relating to penalties applied by municipal, state and federal regulatory agencies, including the Consumer Protection Agency (Procuradoria de Proteção e Defesa do Consumidor) and the National Institute of Metrology, Standardization and Industrial Quality (INMETRO), as well as discussions relating to the termination of agreements with our suppliers. As of December 31, 2021, we had provisions for these lawsuits in the amount R$56 million (R$40 million as of December 31, 2020).
•	Grupo Éxito is a party to civil lawsuits relating to challenges to lease agreements, among others. As of December 31, 2021, the amount under discussion was R$30 million (R$35 million as of December 31, 2020).
•	The amount provisioned for the remaining civil jurisdiction matters as of December 31, 2021, was R$50 million (R$36 million as of December 31, 2020).

As of December 31, 2021, including the civil lawsuits mentioned above, we had provisions for civil, regulatory and other claims in the amount of R$236 million (R$145 million as of December 31, 2020).

Other Contingent Liabilities for Which There Are No Provisions

As of December 31, 2021, we were party to certain legal proceedings for which the probability of loss was deemed possible and, therefore, we have not recorded provisions for these proceedings. See note 21 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report, for detailed information on these proceedings.

We are party to several tax-related legal proceedings with various governmental agencies related to social security charges under discussion with the National Institute of Social Security (Instituto Nacional de Seguridade Social), or INSS, corporate income tax (IRPJ), withholding income tax (Imposto de Renda Retido na Fonte), or IRRF, social contribution on net profits (Contribuição Social Sobre o Lucro Líquido), or CSLL, COFINS, PIS, credits related to taxes on industrialized products (Imposto Sobre Produtos Industrializados), or IPI, contribution tax on financial transactions (IOF), ICMS, municipal service tax (Imposto Sobre Serviços), or ISS, and IPTU. As of December 31, 2021, the aggregate amount of the possible loss regarding these tax-related legal proceedings was R$12,123 million (R$10,081 million as of December 31, 2020).

Globex (which later changed its corporate name to Via) is a defendant in tax legal proceeding relating to ICMS, PIS and COFINS discussions, among others. As per the terms of the public auction to acquire Globex’s shares in 2009, we are liable for the losses relating to the legal proceedings of Globex prior to its acquisition by Via. On June 14, 2019, we sold all of our equity interest in Via, however, we remain liable for these legal proceedings. For additional information on the transactions with Via that remained in effect, see “Item 7. Major Shareholders and Related Party Transactions—7B. Related Party Transactions—Via.” As of December 31, 2021, the amount under discussion in this tax proceeding was R$474 million (R$456 million as of December 31, 2020).

We are also party to other tax legal proceedings, including claims relating to the improper deduction of goodwill amortization. Pursuant to agreements we entered into with certain of our former and current shareholders, we believe we are entitled to receive an indemnification, which, as of December 31, 2021, we estimated to be in the amount of R$1,467 million (R$1,432 million as of December 31, 2020).

We engage external counsels to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and, as of December 31, 2021, the estimated amount that will be paid in all lawsuits is approximately R$157 million (R$174 million as of December 31, 2020).

Legal Proceedings Related to Sendas Compensation Liability

We are liable for Sendas legal proceedings prior to the Sendas Spin-off. As of December 31, 2021, the total amount provisioned under these legal proceedings was R$96 million, of which R$69 million consisted in tax proceedings, R$14 million consisted of labor proceedings and R$13 million consisted in civil proceedings.

For further information on our tax-related claims, see note 21 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report.

Arbitration

Península

On September 12, 2017, we announced that we received a notice from the Brazil Canada Chamber of Commerce regarding a request for arbitration filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusive interest of the quotaholders of Península.

The arbitration proceeding aimed at discussing the calculation of rental fees and other operational matters related to lease agreements and contracts which we entered into with Península, during 2005, regarding stores owned by Península. These agreements entitled us to the commercial use of the referred real estate for a period of 20 years, which may be extended for an additional 20-year term, at our exclusive criteria.

On July 7, 2021, we entered into an agreement to settle the arbitration proceeding. Pursuant to the settlement agreement, certain terms of the lease agreements were adapted to the prevailing market conditions, allowing us to optimize the use of properties of the lease agreements. The continuity and the term of the leases were not affected. As a result of the execution of this settlement agreement, we recorded an expense of R$17 million under other operating expenses in our audited consolidated financial statements as of and for the year ended December 31, 2021.

For further information on the arbitration proceeding related to Península, see note 21.8 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report.

Dividend Policy

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

We may prepay dividends on a quarterly basis, subject to approval by our board of directors, at meetings usually held during the first quarter of each fiscal year. Nevertheless, at the end of each fiscal year, we pay our shareholders the minimum mandatory dividend, calculated in accordance with Brazilian corporate law. In case we decide to prepay dividends in a quarterly basis or otherwise, the amount prepaid shall be considered in the calculation of the mandatory dividend amount that must be paid at the end of each fiscal year.

In 2019, 2020 and 2021, our board of directors approved payments of interest on shareholders’ equity to our shareholders. The approved payments were charged to the minimum mandatory dividend related to the respective fiscal years. On June 15, 2020, we paid dividends in the amount of R$155.8 million to meet the minimum mandatory dividend for 2019, as required by Brazilian corporate law. As we did not prepay dividends in 2021, our shareholders approved the payment of interest on shareholders’ equity in the total amount of R$ 81.1 million at our annual shareholders’ meeting held on April 27, 2022.

According to Brazilian corporate law and our bylaws, we must pay declared dividends within 60 days after the approval of the distribution of dividends at the shareholders’ meeting.

For further information on our dividend policy, see “Item 10. Additional Information—10B. Memorandum and Articles of Association—Appropriation of Net Profits and Distribution of Dividends—Distribution of Dividends” and “—Interest on Shareholders’ Equity.”

History of Dividend Payments

On April 27, 2022, an annual shareholders’ meeting took place and approved the payment of interest on shareholders’ equity in the amount of R$0.301301 per common share. The following table sets forth the distributions paid or to be paid to holders of our common shares and preferred shares at the time:

Period	Description	First payment date	R$ per preferred share(1)	R$ per common share	Total amount of dividends and interest on shareholders’ equity
					(in R$ millions)
2019	Interest on shareholders’ equity	August 16, 2019	0.142512451	0.129556774	36(2)
2019	Interest on shareholders’ equity	June 15, 2020	N/A	0.582024107	156(2)
2020	Interest on shareholders’ equity	June 15, 2021	N/A	1.701093954	456(1)
2020	Dividends	June 15, 2021	N/A	0.475788964	127
2021	Interest on shareholders’ equity	June, 15,2022	N/A	0.301301	81

_________________

(1)	On February 14, 2020, B3 approved our migration from the Level 1 listing segment to the Novo Mercado listing segment of B3. According to the Novo Mercado requirements, on February 28, 2020, all of our then outstanding preferred shares were converted into common shares and, on March 2, 2020, the trading of our common shares began on the Novo Mercado listing segment of the B3. For additional information on the conversion of our preferred shares, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Acquisition of Éxito Group.”
(1)	Such amounts represent the estimated gross amount of interest on shareholders’ equity, as certain shareholders are exempt withholding income tax.

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

Not applicable.

ITEM 9.	THE OFFER AND LISTING

9A. Offer and Listing Details

On February 14, 2020, B3 approved our migration from the Level 1 listing segment to the Novo Mercado listing segment of B3. According to the Novo Mercado requirements, on February 28, 2020, all of our then outstanding preferred shares were converted into common shares and, on March 2, 2020, the trading of our common shares began in the Novo Mercado listing segment of the B3. For additional information on the conversion of our preferred shares, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Acquisition of Grupo Éxito.”

Our preferred shares were traded on B3 under the trading symbol PCAR4 until their conversion into common shares on February 28, 2020. Since March 2, 2020, the trading of our common shares, which were already listed on B3 under the trading symbol PCAR3, began trading on the Novo Mercado listing segment of the B3.

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

Trading on the exchange is conducted by authorized members. Trading sessions take place every business day, with order cancellation from 09:30am to 09:45am, pre-opening from 09:45am to 10:00am, trading from 10:00am to 04:55pm and closing call from 04:55pm to 05:00pm. Depending on daylight savings time in Brazil or United States the trading sessions can take place in different periods, with order cancellation from 09:30am to 09:45am, pre-opening from 09:45am to 10:00am, trading from 10:00am to 04:55pm and closing call from 04:55pm to 05:00pm.

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

Under Brazilian corporate law, a company is either public (companhia aberta), like us, or private (companhia fechada). All public companies are registered with the CVM and are subject to periodic reporting requirements and the public disclosure of material facts. A company registered with the CVM may have its securities traded either on B3 or on the Brazilian over-the-counter market. The shares of a company listed on B3 may also be traded privately, subject to certain limitations. To be listed on B3, a company must apply for registration with the CVM and with B3. Trading of securities of a public company on B3 may be suspended at the request of such company in anticipation of a material announcement. Trading may also be suspended upon the initiative of B3 or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries made by the CVM or B3.

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

Corporate Governance Practices

In 2000, the BM&FBOVESPA, currently known as B3, introduced three special listing segments, known as Level 1 (Nível 1) and Level 2 (Nível 2) of differentiated Corporate Governance Practices and the New Market (Novo Mercado), aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the then BM&FBOVESPA, by prompting such companies to follow good corporate governance practices. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by applicable Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

On May 10, 2011, the differentiated Corporate Governance Practices of the Level 1 and 2 and the Novo Mercado rules were amended. The new provisions include, among others, new pecuniary sanctions for companies that do not comply with rules. In addition, according to the amended rules, a company’s chief executive officer or major executive officer cannot also hold the position of chairman of the board of directors. Board members shall be elected for continuous terms of a maximum of two years, with reelection permitted.

We were listed on the Level 1 listing segment of B3 from March 31, 2003 to February 14, 2020, when we received the formal approval by B3 to migrate to Novo Mercado, the highest level of corporate governance of B3. According to the Novo Mercado requirements, on February 28, 2020, all of our then outstanding preferred shares were converted into common shares and, on March 2, 2020, the trading of our common shares began in the Novo Mercado listing segment of B3. In the U.S. the preferred ADS positions were converted into common ADS positions on March 4, 2020, with a consequently change of CUSIP. On March 5, 2020, NYSE suspended trading of the old CUSIP and trading under new CUSIP began. For additional information on our enrollment in the Novo Mercado, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Acquisition of Grupo Éxito.”

To be listed on the Novo Mercado segment, in addition to the obligations imposed by current Brazilian law, a company must agree to (i) issue only common shares; (ii) grant tag-along rights to all shareholders in the event of a change in shareholder control. The shareholder acquiring control must hold a public tender offer for the shares of other shareholders, offering the same price per share paid to the controllers; (iii) maintain free float of at least 25% of the company’s total capital stock; (iv) adopt offering procedures that favor a broad shareholder base; (v) comply with minimum quarterly disclosure standards; (vi) follow stricter disclosure policies with respect to securities transactions made by the issuer’s controlling shareholders, board members and officers; (vii) submit any existing shareholders’ agreements and stock option plans to B3; (viii) disclose a schedule of corporate events to shareholders; (ix) prepare annual financial statements including cash flow statements in English and in accordance with international accounting standards, such as U.S. GAAP or the International Financing Report Accounting Standards (IFRS); (x) adopt exclusively the arbitration rules of B3, in which B3, the company, the controlling shareholder, managers and members of the fiscal council, if instated, commit to resolve any dispute or controversy related to the listing rules through arbitration; (xi) hold public meetings with financial analysts and any other interested parties at least once a year to present information regarding its financial and economic position, projects and prospects; and (xii) if a decision to delist from the Novo Mercado is made, the issuer’s controlling shareholder must hold a public tender offer for the acquisition of all outstanding shares at a minimum price to be established based on an independent appraisal.

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

Such requirements include provisions that:

•	establish the concept of a material act or events that gives rise to reporting requirements. Material acts or events include decisions made by the controlling shareholders, resolutions of the annual shareholders’ meeting or of the company’s management, or any other political, administrative, technical, financial or economic acts or facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade or maintain such securities or to exercise any of such securities’ underlying rights;
•	specify examples of acts or facts that are considered to be material, which include, among others, the execution of agreements providing for the transfer of control of a public company, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;
•	oblige the public company to disclose material acts or facts to the CVM, to B3 and through the publication of such acts in the newspapers or websites usually utilized by such company;
•	require the acquirer of a controlling stake in a public company to publish a material event, including its intentions as to whether or not to de-list the company’s shares within one year;
•	require management, members of the fiscal council, if active, or of any technical or advising body of a public company, to disclose to the company, to the CVM and to B3 the number, type and form of trading of securities issued by the company, its subsidiaries and controlling public companies that are held by them or by persons closely related to them, and any changes in their respective ownership positions;
•	require that, if any direct or indirect controlling shareholder or any shareholder electing members of the board of directors of a public company increases or decreases participation in such company by more than 5.0%, such person or entity must disclose information regarding such acquisition or disposition; and

•	forbid trading on the basis of insider information, setting forth a list of prohibited transactions, in which trading is presumed to be made on the basis of insider information.

Under the terms of CVM Resolution No.44, dated August 23, 2021, as amended, we may, under exceptional circumstances, submit a request for confidential treatment to the CVM concerning a material act or fact when our controlling shareholders or managers consider that such disclosure will pose a risk to the company’s legitimate interest.

9D Selling Shareholders

Not applicable.

9E. Dilution

Not applicable.

9F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10A. Share Capital

As of December 31, 2021, our subscribed and paid-up capital was represented by 269.336.551 (two hundred and sixty-nine million, three hundred and thirty-six thousand, five hundred and fifty-one) common shares, with no par value.

As a result of our migration to the Novo Mercado listing segment of B3, on February 28, 2020, we converted all of our preferred shares into common shares. For additional information on the conversion of our preferred shares into common shares, see “Item 9. The Offer and Listing—9A. Offer and Listing Details.”

The Company is authorized to increase its capital stock up to the limit of 400,000,000 common shares, regardless of any amendment to the Company’s Bylaws, upon resolution of the board of directors, which will establish the terms and conditions.

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

Pursuant to our bylaws and our B3 listing agreement in connection with the listing of our common shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian corporate law provide that holders of our common shares are entitled to dividends or other distributions made in respect of our common shares ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. See “Appropriation of Net Profits and Distribution of Dividends—Interest on Shareholders’ Equity” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon our liquidation, holders of our common shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. Holders of our common shares are not obligated to subscribe to future capital increases and are generally entitled to preemptive rights to subscribe for new shares as provided by the Brazilian corporate law. See “Preemptive Rights on Increases in Share Capital.”

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

Mandatory Minimum Dividend. Under Brazilian corporate law and our bylaws, we must distribute a specified percentage of our net income as a mandatory minimum dividend to be paid with respect to all shares of our capital stock. Our bylaws establish the minimum percentage at 25% of our adjusted net profit. The mandatory dividend may be made in the form of dividends or interest on shareholders’ equity, which may be deducted by us in calculating our income tax and social contribution obligations. Adjusted net profit is net profit following the addition or subtraction of:

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

Under Brazilian corporate law, however, we are allowed to suspend the distribution of the mandatory dividends for any year in which our management reports at our shareholders’ general meeting that the distribution would be incompatible with our financial condition. The fiscal council, if in place, must issue its opinion in relation to the suspension. In addition, our management must file a justification for such suspension with the CVM within five days from the date of the relevant annual shareholders’ meeting. If the mandatory dividend is not paid, the unpaid amount must be attributed to a special reserve account and, if not absorbed by subsequent losses, those funds must be paid out as dividends as soon as our financial condition permits.

Legal reserve account. Under Brazilian corporate law and our bylaws, we are required to maintain a legal reserve to which we must appropriate 5% of our net profit for each fiscal year until the aggregate amount of our legal reserve equals 20% of our share capital. Our legal reserve may only be used to increase our share capital or to offset accumulated losses, if any. We are not required to make any appropriations to our legal reserve for any fiscal year in which such reserve, when added to our capital reserves, exceeds 30% of our share capital. The legal reserve account is not available for the payment of dividends.

Contingency reserve account. A portion of our net profit may also be allocated to a contingency reserve for an anticipated loss that is deemed probable in future years. Any amount so appropriated in a prior year must either be reversed in the fiscal year for which the loss was anticipated if the loss does not occur or be charged off if the anticipated loss occurs.

Tax incentives reserve account. Our shareholders’ meeting, upon a justified proposal of our board of directors or board of executive officers or according to the rules of the benefit granted, may decide to appropriate a percentage of our net profit resulting from government donations or subventions for investment purposes to a tax incentives reserve account.

Statutory Reserve. Under the Brazilian corporate law, our bylaws may create reserves provided that the purpose of the reserve is determined along with the appropriation criteria and the maximum amount to be maintained in it. Currently, our bylaws provide for an expansion reserve (Reserva de Expansão) which will be made of up to 100% of the remaining adjusted net profit after the establishment of the legal reserve account, contingency reserve account and the payment of the mandatory dividend. The total amount of this reserve may not exceed the amount of our share capital. Our shareholders may amend our bylaws in order to establish other discretionary reserves. The appropriation of our net profit to discretionary reserve accounts may not be made if it prevents the distribution of our mandatory dividends.

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

Dividends are generally to be declared at annual shareholders’ meetings in accordance with the board of directors’ recommendation. Our board of directors may declare interim dividends to be deducted from the accrued profit recorded in our annual or semiannual financial statements. In addition, our board of directors may pay dividends from the net profit based on our unaudited quarterly financial statements. The interim dividends may be declared and debited to the profit reserve amount registered at the most recent annual or semiannual financial statement. These semiannual or quarterly interim dividends may not exceed the amounts accounted for in our capital reserve accounts. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profit earned in the year the interim dividends were paid.

Under Brazilian corporate law and our bylaws, dividends must be available to the shareholders within 60 days after the date the dividends were declared. The amount is subject to monetary restatement, if so, determined by our board of directors.

A shareholder has a three-year period following the dividend payment date to claim a dividend with respect to its shares. After the expiration of that period, we are no longer liable for the payment of such dividend.

Interest on Shareholders’ Equity

We are allowed to pay interest on shareholders’ equity as an alternative form of payment to shareholders. We may treat these payments as deductible expenses for income tax and social contribution purposes. Payments of interest on shareholders’ equity may be made at the discretion of our board of directors, subject to the approval of our shareholders in a shareholders’ meeting. The amount distributed to our shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution. This rate applied in calculating interest on shareholders’ equity cannot exceed the daily pro rata variation of the TJLP, as determined by the Central Bank, from time to time, and cannot exceed, for tax purposes, the greater of (1) 50% of net profit (after deduction of social contribution, but before taking into account the provision for income tax and the amount of the interest on shareholders’ equity) for the year with respect to which the payment is made; or (2) 50% of the sum of retained profit and profit reserves in the beginning of the period with respect to which the payment is made.

Any payment of interest on common shares to shareholders, whether Brazilian residents or not, including holders of the ADRs, each representing one common share, is subject to Brazilian withholding tax at the rate of 15% or at the rate of 25% if the beneficiary is resident or domiciled in a Low or Nil Taxation Jurisdiction (generally a country or location that does not impose income tax or where the maximum income tax rate is lower than 20%, or 17% if certain requirements are met or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment). See “—10E. Taxation—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity.” The amount distributed to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the minimum mandatory dividend. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest attributable to shareholders’ equity, after payment of any applicable withholding tax, plus the amount of declared dividends is at least equivalent to the mandatory dividend amount.

Board of Directors

According to Brazilian corporate law, our directors are prohibited from voting on, or acting in, matters in which their interests conflict with ours.

Our bylaws provide that the shareholders are responsible for determining the global compensation of the members of our management and fiscal bodies. There are no specific provisions regarding the directors’ power to vote on their compensation in the absence of an independent quorum.

Our board of directors has the power to authorize the borrowing of funds in amounts in excess of the equivalent to half of our EBITDA.

In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any of our assets, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, we are required to be represented either: (i) jointly by two executive officers; (ii) by two attorneys-in-fact; (iii) by one executive officer and one attorney-in-fact of whom one must always be the chief executive officer; and the attorney-in-fact duly appointed by two executive officers of whom one must be the chief executive officer.

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

Voting Rights

At our shareholders’ meetings, each common share entitles the holder thereof to one vote. Pursuant to our bylaws and our B3 listing agreement in connection with the listing of our common shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian corporate law provide that holders of our common shares are entitled to dividends or other distributions made in respect of our common shares ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. See “—Appropriation of Net Profits and Distribution of Dividends—Interest on Shareholders’ Equity” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon our liquidation, holders of our common shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. Holders of our common shares are not obligated to subscribe to future capital increases and are generally entitled to preemptive rights to subscribe for new shares, proportionally to their respective equity interests, as provided by the Brazilian corporate law. See “—Preemptive Rights on Increases in Share Capital.”

According to the Brazilian corporate law, holders of our common shares that are not controlling shareholders and represent at least 10% of our total voting stock will have the right to elect one member of our board of directors. Only shareholders that can prove that they have held the common shares for at least three continuous months immediately prior to the respective annual shareholders’ meeting may exercise such right.

The Brazilian corporate law permits the adoption of cumulative voting upon a request by shareholders representing at least 10% of our voting capital. CVM Instruction No. 165, of December 11, 1991, as amended by CVM Resolution No. 70, of March 22, 2022, or CVM Resolution No. 70, allows the minimum voting capital percentage required for the adoption of the cumulative vote in publicly held companies to be reduced from 10% to as low as 5% depending on the value of the company’s capital stock. Taking into consideration our current capital stock, shareholders holding shares representing at least 5% of our voting shares at our shareholders’ meeting have the right to request us to adopt a cumulative voting procedure to elect the members of our board of directors. This procedure must be requested at least 48 hours prior to a shareholders’ meeting.

In the event that our minority shareholders elect a director through the cumulative voting procedure described above, our controlling shareholders will have the right to elect at least one additional member to the board of director, regardless of the total number of members of our board of directors.

In accordance with Brazilian corporate law, minority shareholders are entitled to elect one member and an alternate to our fiscal council in a separate election as long as they jointly represent at least 10% of our voting shares. The other shareholders with the right to vote may elect the remaining members and alternates, who, in any event, must outnumber the members of the fiscal council and alternates elected by any holders of non-voting preferred shares and the minority shareholders.

CVM Resolution No. 70 allows the minimum required voting capital percentage for the election of a member and an alternate to the fiscal council of a publicly-held company to be reduced from 10% to 2% depending on the company’s capital stock. Considering our capital stock, shareholders representing 2% of our voting capital are allowed to request to elect one member and an alternate member to our fiscal council. According to the Brazilian corporate law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

•	the right to participate in the distribution of profits;
•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the Company;
•	preemptive rights in the event of the issuance of shares, convertible debentures or warrants, except in certain specific circumstances under Brazilian corporate law described under “—Preemptive Rights on Increases in Share Capital;”
•	the right to supervise our management in accordance with the provisions of the Brazilian corporate law; and
•	the right to withdraw from the Company in the cases specified in the Brazilian corporate law, which are described under “— Redemption and Withdrawal Rights.”

Indemnity Provision

On April 28, 2021, an annual shareholders’ meeting took place and approved an amendment to our bylaws that included an indemnity provision in favor of members of our board of directors, our officers, members of our statutory committees, members of our fiscal council and employees that exercise any function in our management. As a result, an indemnification will be available under our bylaws if the insurance coverage of any civil liability provided by us is insufficient to cover the losses of a member of our management. Any action shall not be indemnified if (i) in disagreement with any applicable legislation or regulation; (ii) against our bylaws, policies and codes; (iii) not performed in the normal course of business; (iv) performed in bad faith, fraud or serious guilt, in self-interest or in the interests of third parties; or (v) to the detriment of the social interest.

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

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year whenever necessary. Pursuant to our bylaws and Brazilian corporate law, the following actions, among others, may be taken only at a shareholders’ meeting:

•	the amendment of our bylaws;
•	the appointment or removal of members of our board of directors;
•	the appointment or removal of the chairman or the co-vice chairmen of our board of directors;
•	the approval of annual management’s accounts and our annual financial statements;
•	the approval of any issuance of shares, bonuses, debentures convertible into our shares or securities or other rights or interests which are convertible or exchangeable into or exercisable for our shares, without limiting the authorization granted to our board of directors to approve such issuances within the limit of our authorized capital (400,000,000 common shares);
•	the approval of any appraisals of assets offered by a shareholder in consideration for the subscription of shares of our capital stock;
•	the approval of any proposal to change our corporate form, amalgamate, merge the Company with or into another company, spin-off or split the Company, or any other form of restructuring of the Company;

•	the approval of any proposal for the dissolution or liquidation of the Company, or for the appointment or replacement of the liquidator;
•	the approval of the accounts of the liquidator; and
•	the establishment of the global annual compensation of the members of our board of directors and board of executive officers.

Our annual and extraordinary shareholders’ meeting took place on April 27, 2022. The agenda for the meeting included: (i) review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2021; (ii) resolve on the proposal for allocation of profit for the fiscal year ended December 31, 2021; (iii) election of 9 members for our board of directors; (iv) appointment of the chairman and co-vice-chairman of our board of directors; (v) determination of the annual global compensation of the members of our (a) management (including the board of directors and board of executive officers) and (b) fiscal council, in case the shareholders request its continued installation; (vi) resolve on the proposal for the reallocation of R$1.8 billion resulting from tax incentives granted to us from the years of 2013 to 2017, initially destined for the statutory reserve provided in our bylaws, to the tax incentives reserve in accordance with Article 195-A of the Brazilian corporate law; (vii) approve the proposal of amendment and restatement of our bylaws to reflect the capital increases resulting from the exercise of stock options under our stock options plan, within the limits of the authorized capital, as approved in certain meetings of our board of directors that were held after the last extraordinary shareholders’ meeting held in 2021; and (viii) re-ratification of the annual compensation of the Board of Executive Officers for the year 2021.

Call of Shareholders’ Meeting

The chairman of our board of directors may call shareholders’ meetings. In his absence, the meeting may be called by any of the co-vice chairmen of our board of directors or, in their absence, by an executive officer appointed by the chairman of our board of directors. Pursuant to the Brazilian corporate law, shareholders’ meetings also may be called by:

•	any shareholder, if our management fails to call a shareholders’ meeting within 60 days after the date which it is required to do so under applicable law and our bylaws;
•	shareholders holding at least 5% of our shares if our management fails to call a meeting within eight days after receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;
•	shareholders holding a predetermined percentage of our shares if our management fails to call a meeting within eight days after receipt of a request to call the meeting for the creation of the fiscal council. Pursuant to CVM Resolution No. 70, this percentage varies from 1% to 5%, depending on the company’s capital stock. Considering our capital stock, shareholders representing 2% of our voting capital are allowed to call the meeting in this case; and
•	our fiscal council, if one is created, if our management fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and our bylaws. The fiscal council may also call an extraordinary shareholders’ meeting if it believes that there are important or urgent matters to be addressed.

Notice of our Shareholders’ Meetings

Under the Brazilian corporate law, notice of our shareholders’ meetings must be published at least three times, in complete form at a widely recognized online newspaper of the State where the headquarter of the company is located and, on the same date, in the printed copy of the same newspaper. Currently, we publish our notices on Folha de São Paulo. Such notice must contain the agenda for the meeting and, in the case of an amendment to our bylaws, a summary of the proposed amendment. The first notice must be published no later than 21 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, the CVM recommends that the first notice be published no later than 30 days before the date of the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of an extraordinary shareholders’ meeting so that the CVM may become familiar with and analyze the proposals to be voted upon at the meeting and, as the case may be, inform our Company at the end of this period the reasons based on which any proposal submitted to the shareholders was found to violate applicable legislation or the CVM may even adjourn the meeting for up to 30 days in case it considers that the information disclosed for analysis of the shareholders is insufficient.

Conditions of Admission to Shareholders’ Meeting

Shareholders attending a shareholders’ meeting must produce proof of their status as shareholders and proof that they hold the common shares that they intend to vote. A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before, provided the attorney-in-fact is a shareholder, a corporate officer, a lawyer or a financial institution. An investment fund must be represented by its investment fund officer or a proxy.

Quorum and Voting at Shareholders’ Meeting

Generally, the Brazilian corporate law provides that the quorum for our shareholders’ meetings consists of shareholders representing at least 25% of our total number of shares with voting rights and, if that quorum is not reached, any percentage on the second call. If a shareholders’ meeting is called to amend our bylaws, a quorum at that shareholders’ meeting consists of shareholders representing at least two-thirds of our issued and outstanding common shares on the first call and any percentage on the second call.

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

Preemptive Rights on Increases in Share Capital

Under Brazilian corporate law, each shareholder has a general preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding, except in the event of the grant and exercise of any option to acquire shares of our capital stock under our Stock Option Plan. A shareholder has a general preemptive right to subscribe for debentures convertible into our shares and subscription warrants that we may issue. A minimum period of 30 days following the publication of the notice of a capital increase must be respected to exercise this right, except if otherwise determined by the bylaws or a shareholders’ meeting. This right is negotiable.

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

In the event of a capital increase, which maintains or increases the proportion of our capital, holders of ADSs may, under the circumstances described above, exercise preemptive rights to subscribe for newly issued shares. In the event of a capital increase which would reduce the proportion of capital, holders of ADSs may, under the circumstances described above, have preemptive rights to subscribe for shares in proportion to their shareholdings. For risks associated with preemptive rights, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to the ADSs and Our Common Shares—You might be unable to exercise preemptive rights with respect to the common shares underlying the ADSs.”

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

Dissenting shareholders also have a right of withdrawal in the event that the entity resulting from (1) a merger of all of our shares into another company so that we become a wholly-owned subsidiary of such company; (2) a spin-off; or (3) a merger or a consolidation of a Brazilian publicly listed company, fails to become a Brazilian publicly listed company within 120 days of the annual shareholders’ meeting in which such decision was taken.

The right to withdraw lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. We are entitled to reconsider any action giving rise to withdrawal rights within ten days following the expiration of this period if we determine that the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

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

The B3 operates a clearinghouse through the Brazilian Liquidation and Custody Company (Companhia Brasileira de Liquidação e Custódia), or CBLC. CBLC is also responsible for settlement and custody of the shares. The payment of dividends, bonuses and other corporate events is managed by the Central Depositary (Central Depositária), which is a department of the B3.

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

•	the economic value of our Company, determined pursuant to Article 36 of our bylaws;
•	the highest price paid by the acquiring person, shareholder or Group of Shareholders during the 12 months prior to the acquisition of the Significant Equity Interest; and
•	125% of the weighted average unit price of our common shares during the period of 120 trading sessions prior to the commencement of the tender offer.

The obligation to commence a tender offer will not apply to a person, shareholder or Group of Shareholders that acquires a Significant Equity Interest:

•	as a result of a merger of our Company with another company or a merger of shares of another company into us;
•	if we purchase another company through a private increase in corporate capital or subscription of shares by primary offering by any person who has preemptive rights;
•	if we purchase another company through a private increase in corporate capital or subscription of shares by means of a primary offering due to the lack of full payment by any person who has preemptive rights or if there were not enough interested parties in the respective offer; or
•	in the event of a public offering (including a public offering with restricted selling efforts).

Involuntary increases of equity interest resulting from cancellation of treasury shares, repurchases of shares by us or capital reductions with cancellation of shares will not be considered in the calculation of a Significant Equity Interest.

The commencement of a public tender offer by the holder of a Significant Equity Interest does not prevent any other person from commencing a competing public tender offer in accordance with applicable regulations.

The obligation of the holder of a Significant Equity Interest to commence a public tender offer may be waived in an annual shareholders’ meeting by the affirmative vote of a majority of our outstanding shares present in such meeting, excluding shares held by the holder of a Significant Equity Interest. The quorum requirement for an annual shareholders’ meeting called to deliberate on such a waiver is a minimum of 2/3 of our outstanding shares, excluding shares held by the holder of a Significant Equity Interest, on first call, and any number of our outstanding shares on a subsequent call.

Arbitration

In accordance with our bylaws, we, our shareholders, directors, officers and members of our fiscal council, effective or alternates, if any, agree to resolve through arbitration before the Market Arbitration Chamber of B3 any disputes or controversies that may arise between us relating to or arising from our status as issuer, shareholders, directors, officers or members of the fiscal council, especially arising from the provisions established in Law No. 6,385, of December 7, 1976, in the Brazilian corporate law, in our bylaws, in the regulations issued by the CMN, by the Central Bank and by the CVM, as well as in any regulation applicable to the operation of capital markets in general, in addition to those contained in the Novo Mercado Regulation, other regulations of B3, and the Participation Agreement of the Novo Mercado.

10C. Material Contracts

Separation Agreement

For information regarding the Separation Agreement with Sendas, see “Item 7. Major Shareholders and Related Party Transactions—7B. Related Party Transactions––Agreements with Sendas—Separation Agreement.”

Cost Sharing Agreement with Casino Group

For information regarding our cost sharing agreement with the Casino Group, see “Item 7. Major Shareholders and Related Party Transactions—7B. Related Party Transactions––Agreements with Casino Group—Cost Sharing Agreement.”

Real Estate Properties Assignment Transaction Related to Extra Hiper Stores

On October 14, 2021 and December 16, 2021, the directors of CBD and Sendas at meetings of the board of directors of both companies approved the conversion of 70 Extra Hiper stores operated by us and located in several states of Brazil into cash and carry stores to be operated by Sendas, or the Real Estate Properties Assignment Transaction. The total estimated price of the Real Estate Properties Assignment Transaction is R$5,173.0 million, of which R$3,973.0 million will be paid by Sendas to CBD in installments between December 2021 and January 2024. The Real Estate Properties Assignment Transaction was formalized through an assignment agreement between CBD and Sendas for the assignment of the Extra Hiper stores and the sale to Sendas of certain equipment of these stores. The consummation of the transaction is subject to several conditions precedent, including the demobilization of all the assigned stores. As of December 31, 2021, we had received R$1.0 billion from Sendas under the Real Estate Properties Assignment Transaction.

For more information on the Real Estate Properties Assignment Transaction and the discontinuation of the Extra Hiper banner, see “Item 4. Information on the Company—4A. Changes in Our Business— Discontinued Operations for the Year Ending December 31, 2022—Extra Hiper Stores” and “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Discontinued Operations—Discontinued Operations for the Year Ending December 31, 2022—Extra Hiper Stores.”

10D. Exchange Controls

The ownership of common shares by individuals or legal entities domiciled outside Brazil is subject to certain conditions established under Brazilian law.

There are no restrictions on ownership of our ADSs or our common shares by individuals or legal entities based on location and/or nationality of the respective investor. However, the right to convert dividends and interest on shareholders’ equity payments arising from our shares, as well as proceeds from the sale of our shares, into U.S. dollars and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation. Such operations generally require that the relevant investments be registered with the Central Bank and foreign investors are registered with the CVM. Holders of our securities could be adversely affected by delays or difficulties to meet any regulatory requirement for conversions of real payments and remittances abroad.

Investors residing outside Brazil may either register their investments in securities in Brazil, (i) as a foreign direct investment under CMN Resolution No. 3,844; or (ii) as a portfolio investment under CMN Resolution No. 4,373, and CVM Resolution No. 13, dated November 18, 2020. Foreign investors, regardless of whether their investments are made as direct investments or portfolio investments, must be enrolled with the Brazilian Federal Revenue. The registration process is undertaken by financial institution or by an institution authorized to operate by the Brazilian Central Bank as the investor’s legal representative in Brazil. Any foreign investor must also be registered under the Brazilian Federal Revenue, pursuant to RFB Normative Instruction No. 1,548 of February 13, 2015, and RFB Normative Instruction No. 1,863 of December 28, 2018.

Foreign direct investors under CMN Resolution 3,844 may directly hold and sell securities in both private and open market transactions, but these investors are likely to be subject to a different tax treatment on gains, apart from being subject to taxation on the execution of foreign exchange transactions.

Under CMN Resolution No. 4,373, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that the following requirements are fulfilled:

i.	appoint a legal representative duly accredited with the Central Bank, that will be responsible for complying with the registration and periodically reporting requirements of the Central Bank and the CVM;
ii.	appoint an authorized custodian in Brazil duly authorized by the CVM (except for private individuals);
iii.	complete the appropriate foreign investor registration form and be registered as a foreign investor with the CVM;
iv.	be registered with the Brazilian Federal Revenue to obtain the enrolment of taxpayer registration; and
v.	through the appointed representative in Brazil, register the foreign investment with the Central Bank.

In the event that a holder of ADSs exchanges those ADSs for common shares, that holder will be entitled to (i) sell the shares on the stock exchange and rely on the depositary’s electronic registration to obtain and remit U.S. dollars abroad; (ii) convert its investment into a foreign portfolio investment under CMN Resolution No. 4,373, or (iii) convert its investment into a foreign direct investment under CMN Resolution No. 3,844. If a holder of ADSs wishes to convert its investment into either a foreign portfolio investment under CMN Resolution No. 4,373 or a foreign direct investment under CMN Resolution No. 3,844, it should begin the process of obtaining its own foreign investor registration with the Central Bank and/or with the CVM, as the case may be, in advance of exchanging the ADSs for our shares.

Investors under CMN Resolution No. 4,373 who are not resident in a Low or Nil Taxation Jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment. See “—10E. Taxation—Brazilian Tax Considerations.”

10E. Taxation

This summary contains a description of the main Brazilian and U.S. federal income tax consequences applicable to the purchase, ownership and disposal of our common shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters based upon the particular circumstances of a holder.

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

Overview

The following discussion describes the material Brazilian tax consequences relating to the purchase, ownership and disposal of our common shares and our ADSs by Non-Resident Holders.

It does not purport to be a comprehensive discussion of all the tax consequences that may be relevant to these matters, and it is not applicable to all categories of investors, some of which may be subject to special tax rules not specifically addressed herein. It is based upon the tax laws of Brazil in effect as of the date of this annual report, which are subject to change and to differing interpretations. Any change in the applicable Brazilian laws and regulations may impact the consequences described below.

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

Any profits paid in excess of said 2007 Profits, or Excess Dividends, should, in the tax authorities’ view and in the specific case of Non-Resident Holders, be subject to the following rules of taxation: (1) 15.0% WHT, in case of beneficiaries domiciled abroad, but not in a Low or Nil Tax Jurisdiction, and (2) 25.0% WHT, in the case of beneficiaries domiciled in a Low or Nil Tax Jurisdiction.

In order to mitigate potential disputes on the subject, Law No. 12,973, dated May 13, 2014, or Law No. 12,973, in addition to revoking the RTT, introduced a new set of tax rules, or the New Brazilian Tax Regime, including new provisions with respect to Excess Dividends. Under these new provisions: (1) Excess Dividends related to profits assessed from 2008 to 2013 are exempt; (2) potential disputes remain concerning the Excess Dividends related to 2014 profits, since Law No. 12,973 has not expressly excluded those amounts from taxation and Rule No. 1,492, issued by the Brazilian tax authorities on September 17, 2014, established that they are subject to taxation when distributed by companies which have not elected to apply the New Brazilian Tax Regime in 2014; and (3) as of 2015, as the New Brazilian Tax Regime is mandatory and has completely replaced the RTT, dividends calculated based on IFRS Profits should be considered fully exempt.

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

For tax purposes, this interest is limited to the daily variation of the pro rata variation of the long-term interest rate as determined by the Central Bank from time to time applied to certain equity accounts, and the amount of the distribution may not exceed the greater of:

•	50.0% of net income (after the deduction of social contribution and before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; or
•	50.0% of the sum of retained profits and profits reserves for the year prior to the year in respect of which the payment is made.

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

Our understanding is that ADSs do not qualify as assets located in Brazil for the purposes of Law No. 10,833 because they represent securities issued and renegotiated on an offshore exchange market and, therefore, should not be subject to the Brazilian WHT. However, considering the lack of any judicial court ruling in respect thereto, we cannot assure you of how tax authorities and Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident Holder on the disposal of ADSs to another Non-Resident Holder. If the ADSs are deemed to be assets located in Brazil, gains recognized by a Non-Resident Holder from the sale or other disposition to either a non-resident or a resident in Brazil may be subject to income tax in Brazil as further described below.

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

Alternatively, a Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such common shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not registered with the Central Bank and CVM in accordance with the Central Bank Resolution No. 4,373, as described below.

Sale of Common Shares

Capital gains assessed on a Non-Resident Holder on the disposition of common shares carried out on a Brazilian stock exchange are:

•	exempt from income tax when realized by a Non-Resident Holder that: (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373, or a 4,373 Holder; and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;
•	subject to income tax at a rate of 15.0% in the case of gains realized by a Non-Resident Holder that: (1) is a 4,373 Holder; and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a WHT of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder; or
•	subject to income tax at a rate of up to 25.0% in the case of gains realized by a Non-Resident Holder that: (1) is not a 4,373 Holder; and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a WHT of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder.

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

Under Brazilian legislation, there are legal grounds to support that the disposition of shares of a Brazilian entity by a 4,373 Holder outside the Brazilian stock exchange should be subject to a rate of 15.0%. This is mainly because Section 81 of Law No. 8,981, dated January 20, 1995, as extended by Section 16 of Provisional Measure 2,189-49/01, provides for a Special Tax Regime to 4,373 Holders by means of which: (1) capital gains earned by 4,373 Holders are exempt, to the extent capital gains are considered to be the positive results obtained from transactions carried out on the stock exchange; and (2) in all other cases applies the taxation at the 15.0% WHT rate. Notwithstanding, Brazilian custodian agents usually do not accept this view and require the tax treatment applicable to 4,131 Holders (i.e., progressive WHT rates ranging from 15.0% up to 22.5%) on disposition of Brazilian assets carried out outside the stock exchange. There is a Ruling surrounding the matter, but it still leaves room for interpretation. Administrative and judicial precedents are inexistent.

Any exercise of preemptive rights relating to common shares or ADSs will not be subject to Brazilian WHT. Any gain on the sale or assignment of preemptive rights relating to common shares by the Depositary on behalf of holders of ADSs will be subject to Brazilian income tax according to the same rules applicable to the sale or disposal of common shares.

In the case of a redemption of common shares or a capital reduction by a Brazilian corporation, such as us, the positive difference between the amount received by a Non-Resident Holder and the acquisition cost of the common shares redeemed, including common shares underlying ADSs, is treated as a capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange, and is therefore subject to income tax at the specific rates detailed above, depending on the nature of the investment and the location of the investor.

As a general rule, gains realized as a result of the disposal of common shares, including the underlying ADSs, is the positive difference between the amount realized on the sale or exchange of the common shares and their acquisition cost. There is a controversy regarding the currency that should be considered for purposes of determining the capital gain realized by a Non-Resident Holder on a sale or disposition of shares in Brazil, more specifically, if such capital gain is to be determined in foreign or in local currency.

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

Currently, the understanding of the Brazilian tax authorities is that the rate of 15.0% of WHT applies to payments made to beneficiaries resident in privileged tax regimes (Answer to Advance Tax Ruling Request COSIT No. 575, of December 20, 2017). In any case, if Brazilian tax authorities determine that payments made to a Non-Resident Holder under a privileged tax regime are subject to the same rules applicable to payments made to Non-Resident Holders located in a Low or Nil Tax Jurisdictions, the WHT applicable to such payments could be assessed at a rate of up to 25.0%.

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

Taxation of Foreign Exchange Transactions (IOF/Exchange)

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a Non-Resident Holder in common shares and ADSs, may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange. Currently, the applicable rate for almost all foreign currency exchange transactions is 0.38%. As of the date of this annual report, foreign currency exchange transactions carried out for the inflow of funds in Brazil for investment in the Brazilian financial and capital market made by a foreign investor (including a Non-Resident Holder, as applicable) are subject to IOF/Exchange at a 0% rate. The IOF/Exchange rate will also be 0% for the outflow of resources from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate for the conversion of ADSs into common shares held by foreign investors under the 4,373 Holders regime. In any case, the Brazilian government is permitted to increase the rate to a maximum of 25.0% at any time, with respect to future transactions. Any increase in the rate would not apply retroactively.

Tax on Bonds and Securities Transactions (IOF/Bonds)

Pursuant to Decree No. 6,306/07, the Tax on Bonds and Securities Transactions, or IOF/Bonds, may be imposed on any transaction involving bonds and securities even if the transactions are performed on a Brazilian stock exchange. The rate of this tax for transactions involving common shares is currently 0%, but the Brazilian government may increase such rate up to 1.5% per day, with respect to future transactions. Currently, the issuance of depositary receipts traded outside of Brazil which underlying common shares are issued by a Brazilian company and listed on a Brazilian stock exchange are also subject to IOF/Bonds at the 0% rate. Any increase in the rate would not apply retroactively.

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

This summary does not purport to address all of the material U.S. federal income tax consequences that may be relevant to the holders of the common shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for the alternative minimum tax, partnerships and other pass-through entities or arrangements, U.S. expatriates, investors that own, have owned or are treated as owning, directly, indirectly or constructively, 10% or more of the voting power or value of our stock, investors that hold the common shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, “controlled foreign corporations,” certain U.S. holders who file applicable financial statements required to recognize income when the associated revenue is reflected on such financial statements and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules.

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

In general, for U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the beneficial owners of the common shares represented by those ADSs.

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

Distributions paid in Brazilian currency will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are actually or constructively received by the U.S. holder, or in the case of dividends received in respect of ADSs, on the date the dividends are actually or constructively received by the depositary or its agent, whether or not converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt by the U.S. holder or disposition, as the case may be, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be foreign currency gain or loss that is treated as U.S. source ordinary income or loss. If distributions paid in Brazilian currency are converted into U.S. dollars on the day they are received by the U.S. holder, the depositary or its agent, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss, if any, if Brazilian currency received by the U.S. holder or the depositary or its agent is not converted into U.S. dollars on the date of receipt.

Under current law, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a reduced rate if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States; (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date; and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. The ADSs are listed on the NYSE, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Moreover, as discussed below under “Passive Foreign Investment Company Rules,” we believe that we were not treated as a PFIC for U.S. federal income tax purposes in 2021, and do not expect to become a PFIC for our current taxable year. Additionally, dividends on ADSs will not be eligible for the dividends received deduction allowed to U.S. corporations.

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

U.S. holders should be aware that the IRS has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian income tax on dividends could be affected by future actions that may be taken by the IRS. The rules with respect to the U.S. foreign tax credit are complex, recent U.S. regulations have imposed additional requirements that must be met for a foreign tax to be creditable and U.S. holders of common shares or ADSs are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Capital gains or losses, if any, realized by a U.S. holder on the sale, exchange or other taxable disposition of common shares or ADSs generally will be treated as U.S. source gains or losses for U.S. foreign tax credit purposes. If a Brazilian income tax is imposed on the sale or disposition of common shares, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian income tax. Under recent U.S. regulations, Brazilian withholding tax imposed on such U.S. source gain may not constitute a creditable tax. Moreover, even if the tax is a creditable tax, the U.S. holder may be unable to benefit unless the U.S. holder can apply the credit against U.S. federal income tax payable on other income from foreign sources from the relevant foreign tax basket. Alternatively, a U.S. holder may take a deduction for all foreign income taxes paid during the taxable year if it does not elect to claim a foreign tax credit for any foreign taxes paid or accrued during the taxable year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of common shares or ADSs.

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

A U.S. holder may make a mark-to-market election, if the common shares or ADSs are “regularly traded” on a “qualified exchange.” Under applicable U.S. Treasury regulations, a “qualified exchange” includes a national securities exchange, such as the NYSE, that is registered with the SEC or the national market system established under the Exchange Act. Also, under applicable Treasury Regulations, PFIC securities traded on a qualified exchange are regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure you that the ADSs will be eligible for a mark-to-market election.

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

Market Risk

We are exposed to market risks from changes in foreign currency and interest rates. Market risk is the potential loss arising from adverse changes in market rates, such as foreign currency exchange rates and interest rates. For additional information regarding derivative financial instruments and our foreign exchange and interest rate risk, see note 18 to our audited consolidated financial statements as of and for the year ended December 31, 2021, included elsewhere in this annual report.

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

Grupo Éxito uses derivatives to hedge against foreign exchange (U.S. dollars and euros) variations on imports, as well as to hedge against foreign exchange (U.S. dollars) variations on bank loans.

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

Grupo Éxito also uses bank loans to meet their financing requirements, usually denominated in Colombian pesos accruing interested based on the reference bank index in Colombia, or IBR.

The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2021.

	Expected Maturity Date
	As of December 31, 2021
	2022	2023	2024	2025	There-after	Total	Borrowing Cost	Fair Value	Annual Average Interest Rate
	(in millions of R$)
Assets:
Cash and banks denominated in reais(1)	3,581	-	-	-	-	3,581	-	3,581
Cash equivalents denominated in reais(2)	4,693	-	-	-	-	4,693	-	4,693	93.51% of CDI
Total cash and cash equivalents	8,274	-	-	-	-	8,274	-	8,274

Liabilities:
Loans and financing
Floating rate, denominated in U.S. dollars(3)	2	287	167	-	-	456	-	456	(USD+ 2.12% per year) + (CDI + 1.70% per year)
Floating rate, denominated in Colombian pesos(4)	228	268	438	159	154	1,247	-	1,246	(IBR 3M+1.6%)
Floating rate, denominated in reais	156	1,169	1,085	168	170	2,748	(11)	2,737	(CDI+ 1.89%per year) + (TR + 9.80% per year)
Total loans and financing	386	1,724	1,690	327	324	4,451	(11)	4,439
Debentures floating rate, denominated in reais	1,095	1,000	-	1,007	1,527	4,629	(17)	4,612	(CDI + 1.59% per year)
Total liabilities	1,481	2,724	1,690	1,334	1,851	9,080	(28)	9,051

_________________

(1)	Cash and banks include Grupo Éxito’s facilities in Colombia, Uruguay and Argentina the amount of (i) R$2,905 million, (ii) R$366 million and (iii) 126 million, respectively, as well as our funds invested in the United States in U.S. dollars in the amount of R$84 million.
(2)	Cash equivalents include Grupo Éxito’s cash equivalents in Colombia and Uruguay in the amount of (i) R$94 million and (ii) R$1 million, respectively
(3)	Originally U.S. dollar-denominated and swapped to CDI.
(4)	Refers to Grupo Éxito loans and financing.

The following table presents historical data for interest rates relevant to our financial instrument in the last three years:

	As of December 31,
	2021	2020	2019
CDI(1)	9.15%	1.90%	4.40%

_________________

(1)	Annualized rate at the end of each period.

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

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar and the Colombian pesos. Foreign currency-denominated liabilities as of December 31, 2021, included debt denominated mainly in U.S. dollars and Colombian pesos. Our net foreign currency exposure to U.S. dollars (U.S. dollar-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was a debt of R$7 million as of December 31, 2021, compared to debt of R$12 million as of December 31, 2020 and credit of R$15 million as of December 31, 2019. Our net foreign currency exposure is represented by the debt due to import financing. Our cross-currency interest rate swaps partially hedge our exposure arising from our U.S. dollar-denominated debt. We do not use cross-currency interest rate swaps to hedge our exposure arising from our Colombian pesos-denominated debt.

Grupo Éxito uses derivatives to hedge against foreign exchange (U.S. dollars and euros) variations on imports, as well as to hedge against foreign exchange variations (U.S. dollars) on bank loans.

The table below provides information on our debt outstanding as of December 31, 2021:

	Expected Maturity Date
	2022	2023	2024	2025	Thereafter	Total	Fair Value
	(in millions of R$)
Loans and financing
U.S. dollars(1)	2	287	167	-	-	456	456
Colombian pesos(2)	228	268	438	159	154	1,247	1,246
Reais	156	1,169	1,085	168	170	2,748	2,737
Total loans and financing	386	1,724	1,690	327	324	4,451	4,439
Debentures and promissory note in reais	1,095	1,000	-	1,007	1,527	4,629	4,612
Total Debentures	1,095	1,000	-	1,007	1,527	94,629	4,612

_________________

(1)	Originally U.S. dollar-denominated and swapped to CDI.
(2)	Refers to Grupo Éxito loans and financing.

Foreign currency swap contracts allow us to swap fixed rate U.S. dollar-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation. For additional information regarding derivative financial instruments and our foreign exchange and interest rate risk, see note 18 to our audited consolidated financial statements as of and for the year ended December 31, 2021. As of December 31, 2021, 2020 and 2019, the originally U.S. dollar-denominated debt totaled R$459 million, R$283 million and R$831 million, which were covered by floating rate swaps in reais, based on the CDI rate, has been treated on a combined basis as if these loans had been originally denominated in reais and accrued CDI. In addition, the swap agreements do not provide for collateral.

The table below provides information about our cross-currency interest rate swaps:

	Notional	Expected Maturity Date	2021	2020
Debt	(in millions)
U.S. dollars to reais	US$ 50	2023	(7)	(12)
Lease Liability
U.S. dollars to COP$	US$ 1	2022	-	1
Trade Payables
Euros to COP$	EUR 3	2021	-	(2)
U.S. dollars to COP$	US$ 35	2021	-	(23)
U.S. dollars to COP$	US$ 105	2022	15	-
Total			(8)	(36)

For more information on our cross-currency interest rate swaps, see note 18.4 to our audited consolidated financial statements as of and for the year ended December 31, 2021.

Credit Risk

Cash and cash equivalents: in order to minimize our credit risk, we adopt investment policies at financial institutions approved by our Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.

Accounts receivable: large portion of the sales in our stores are paid with credit cards. Sales to customers using credit cards accounted for 47.2%, 46.5% and 46.4% of the consolidated net operating revenue in 2021, 2020 and 2019 for our Brazilian retail segment, respectively. Credit risks related to credit card accounts receivable is minimized by the fact that we sell these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of credit card receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets to third parties. Additionally, we monitor the credit risk, mainly with regards to accounts receivable in the form of installment sales, through the background check for the concession of credit to customers and by the periodic analysis of the provision for losses.

Derivative instruments: we also have counterparty risk related to derivative instruments; such risk is mitigated by the transactions carried out according to the policies approved by our governance boards.

There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales.

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

A form of the Deposit Agreement is filed as Exhibit 2.(a).1 to this annual report. We encourage you to review this document carefully if you are an ADS holder.

For information on the risks relating to the ADSs, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to the ADSs and Our Common Shares.”

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

Fees Incurred Since January 1, 2021

From January 1, 2021, until December 31, 2021, the Company received from J.P. Morgan Chase Bank N.A., as the depositary bank for our ADS program during that period, the amount of US$1.6 million for the payment of continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of reimbursement of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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
(a)	Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the specified time periods. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) evaluated the effectiveness, as of December 31, 2021, of the Company’s “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon that evaluation, our CEO and CFO concluded that, due to material weaknesses in our internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2021. We completed additional procedures prior to filing this annual report, which have allowed us to conclude that, notwithstanding these material weaknesses, our consolidated financial statements included in this report fairly present, in all material respects, our financial position, results of operations, capital position, and cash flows for the periods presented, in conformity with the International Financial and Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB.

(b)	Management’s Report on Internal Control over Financial Reporting

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

Management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2021, considering the material weaknesses described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

(1) Company’s inadequate entity level controls over reviewing and monitoring effectiveness of IT general controls and business processes controls of Almacenes Exito S.A. and its subsidiaries in Colombia.

Management monitoring controls were insufficient in relation to Almacenes Exito S.A. and its subsidiaries in Colombia to (i) timely detect and remediate deficiencies on the operation of IT general controls and (ii) timely and effectively execute the plan for testing operating effectiveness of internal controls related to certain business processes, especially in regard to the sufficiency and appropriateness of evidences and review of information produced by entity used in the controls. The deficiencies did not result in actual misstatements but could have had pervasive impacts to the financial statements. There were no impacts in the consolidated financial statements as of and for the year ended December 31, 2021 and comparative periods.

(2) Ineffective general information technology controls to support the information technology operating systems, database, and IT applications of Almacenes Exito S.A. and its subsidiaries in Colombia.

Management failure to maintain effective internal controls on the review of users access on IT applications and segregation of duties of Almacenes Exito S.A. and its subsidiaries in Colombia, to support the information technology operating systems, database, and IT applications, which in the aggregate resulted in a material weakness. These deficiencies also affected the effectiveness of business process automated controls, manual controls with an automated component, and the database and logic of the reports that were used to execute certain automated and manual controls. The deficiencies did not result in actual misstatements but could have had pervasive impacts to the financial statements. There were no impacts in the consolidated financial statements as of and for the year ended December 31, 2021 and comparative periods.

(c)	Attestation report of the independent registered accounting firm

Deloitte Touche Tohmatsu Auditores Independentes Ltda., the independent registered certified public accounting firm who audited the Company’s consolidated financial statements included in this Form 20-F, has issued a report on the Company’s internal control over financial reporting, which is included herein.

(d)	Changes in Internal Control over Financial Reporting

There were no other changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), other than the changes discussed below in the remedial actions for the year ended December 31, 2021, occurring during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting other than those resulting from the implementation of the plan to remediate the material weaknesses described above and that will continue to be implemented throughout 2022.

Remedial actions over the material weakness evaluated as of December 31, 2020

As of December 31, 2020, material weaknesses were identified related to internal controls in Almacenes Exito S.A. and its subsidiaries in Colombia and inadequate controls over IT general controls related to the subsidiaries in Brazil and Colombia. Management took actions in relation to design and implementation of controls, fully addressing the deficiencies that gave rise the material weaknesses on IT general controls related to the subsidiaries in Brazil. Management also designed and implemented controls during 2021 to address the control deficiencies in relation to IT general controls of Almacenes Exito S.A. and its subsidiaries in Colombia. However, deficiencies on the operation of IT general and business processes controls remained as of December 31, 2021.

Remedial actions over the material weaknesses evaluated as of December 31, 2021

The Company is in the process of designing and implementing the appropriate remedial actions to address the material weaknesses described above, with the support of external advisors and the oversight of the audit committee.

Management substantially addressed the deficiencies during 2021 related to design and implementation; however, the deficiencies related to operation of controls still remained, which management believes that it will be able to further implement the remediation actions and completely address the deficiencies in the course of 2022. These remedial actions will start with a strengthening of our monitoring of planning and execution of controls in earlier stages in the process, especially within IT general controls.

ITEM 16.	RESERVED

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

16C. Principal Accountant Fees and Services

Deloitte Touche Tohmatsu Auditores Independentes Ltda (PCAOB ID: 1045) acted as our independent registered public accounting firm for the fiscal year ended December 31, 2021. Ernst & Young Auditores Independentes S.S. (PCAOB ID: 1448) acted as our independent registered public accounting firm for the fiscal years ended December 31, 2020 and 2019. The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2021 and 2020, including out-of-pocket expenses, and a breakdown of these amounts by category of service:

	2021	2020
	(in millions of R$)
Audit Fees	14.5	15.7
Audit–Related Fees	-	4.2
Tax Fees	-	-
All Other Fees	-	0.8
Total	14.5	20.7

Audit Fees

Audit fees are fees for the audit of our consolidated financial statements for the years of 2021 and 2020, the reviews of our quarterly financial information for the year with corresponding audit of our internal control over financial reporting for 2021 and 2020.

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

Pre-Approval Policies and Procedures

Our audit committee has the responsibility of analyzing all audit, audit-related, tax and other services provided by our independent accountants and assist our board of directors on these matters. Our board of directors is ultimately responsible for approving all audit, audit-related, tax and other services provided by our independent accountants. Any services provided by our independent accountants that are not specifically included within the scope of the audit must be pre-approved by our audit committee prior to any engagement. Our audit committee is permitted to approve certain audit and tax services, pursuant to a de minimis exception.

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

16F. RESERVED

16G. Corporate Governance

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we must disclose any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards. As a Brazilian company listed on B3, we are required to comply with the corporate governance standards set forth in Brazilian corporate law and the rules of the CVM. The following is a summary of those differences.

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

Brazilian corporate law requires that our directors be elected by our shareholders at an annual shareholders’ meeting. Currently, our board of directors consists of nine members elected by our shareholders, of which six are representatives of the Casino Group and three are independent directors.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Brazilian corporate law does not have a similar provision. According to Brazilian corporate law, up to one-third of the members of the board of directors can be elected from management. There is no requirement that non-management directors meet regularly without management. As a result, the non-management directors on our board of directors do not typically meet in executive sessions.

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

Although we are not required under applicable Brazilian law, we have created a Human Resources and Corporate Governance Committee to improve our corporate governance practices. The Human Resources and Corporate Governance Committee is responsible for examining candidates and providing guidelines for the appointment of members for our board of directors, special committees and executive officers. For further information on our Human Resources and Corporate Governance Committee, see “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Committees of the Board of Directors—Human Resources and Corporate Governance Committee.”

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

Under Brazilian corporate law, the total amount available for compensation for our directors and executive officers and for profit-sharing payments to our executive officers is set by our shareholders at the annual shareholders’ meeting. On the other hand, the board of directors, through the Human Resources and Corporate Governance Committee, is responsible for recommending to the shareholders the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such recommendation, the board, through the Human Resources and Corporate Governance Committee, reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation. For further information on our Human Resources and Corporate Governance Committee, see “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Committees of the Board of Directors—Human Resources and Corporate Governance Committee.”

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

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the fiscal council or the audit committee, as the case may be, with ongoing assessments of the company’s risk management processes and system of internal control. Our internal controls department is responsible for our compliance with the requirements of Section 404 of the U.S. Sarbanes Oxley Act of 2002, or SOX, regarding internal control over financial reporting. In addition, our internal audit department, which reports to our audit committee and our chief executive officer, reviews our internal controls over financial reporting. Our audit committee and chief executive officer, in turn, report to our board of directors.

SOX

We maintain controls and procedures designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. We have filed the relevant officer certifications under Section 404 of SOX regarding internal controls over financial reporting as Exhibits 12.1 and 12.2 to this annual report.

16H. Mine Safety Disclosure

Not applicable.

16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements, together with the Reports of Independent Registered Public Accounting Firms, are filed as part of this annual report.

ITEM 19.	EXHIBITS
Exhibit Number	Description
1.1	English translation of our Estatuto Social (bylaws), as amended.(1)
2.(a).1	Form of Fourth Amended and Restated Deposit Agreement, among us, JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, evidencing ADSs representing deposited Shares (defined therein).(2)
2.(a).2	Amended form of ADR (defined therein).(2)
2.(d)	Description of the registrant’s securities registered under Section 12 of the Exchange Act.(3)
4.(b).1	Cost Sharing Agreement, dated August 1, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada and Companhia Brasileira de Distribuição.(4)
4.(b).2	First Amendment to the Cost Sharing Agreement, dated October 30, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada, Companhia Brasileira de Distribuição and Euris.(4)
4.(b).3	Second Amendment to the Cost Sharing Agreement, dated October 28, 2020, by and among Casino Guichard Perrachon S.A., Casino Services SAS, Helicco Participações Ltda., Wilkes Participações S.A., Euris, Companhia Brasileira de Distribuição and Sendas Distribuidora S.A.*
4.(b).4	Wilkes Participações S.A. Shareholders’ Agreement, dated August 20, 2015, among Segisor S.A.S., Casino, Guichard-Perrachon S.A., Oregon LLC, Pincher LLC, Bengal I LLC and Almacenes Éxito S.A., and, as Intervening Parties, Wilkes Participações S.A., Companhia Brasileira de Distribuição and Onper Investments 2015, S.L.(5)
4.(b).5	Separation Agreement, dated as of December 14, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation)(1)
8.1	List of Subsidiaries. For information on our subsidiaries, see note 12 to our audited consolidated financial statements.
11.1	Code of Ethics, dated February 6, 2020.(6)
12.1	Section 302 Certification of the Chief Executive Officer.*
12.2	Section 302 Certification of the Chief Financial Officer.*
13.1	Section 906 Certification of the Chief Executive Officer.*
13.2	Section 906 Certification of the Chief Financial Officer.*

_________________

(1)	Incorporated herein by reference from our annual report on Form 20-F filed on April 30, 2021.
(2)	Incorporated herein by reference from Post-Effective Amendment No. 1 to Form F-6 Registration Statement under the Securities Act of 1933 filed with the SEC (SEC file No. 333-207667) on December 9, 2021.
(3)	Incorporated herein by reference to our annual report on Form 20-F filed on December 1, 2020.
(4)	Incorporated herein by reference to our annual report on Form 20-F filed on April 30, 2015.
(5)	Incorporated herein by reference to our 6-K furnished on August 28, 2015
(6)	Incorporated herein by reference to our annual report on Form 20-F filed on December 1, 2020.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:	/s/ Marcelo Pimentel

Name: Marcelo Pimentel

Title: Chief Executive Officer

By:	/s/Guillaume Marie Didier Gras

Name: Guillaume Marie Didier Gras

Title: Chief Financial Officer and Investor Relations Officer

Companhia Brasileira
de Distribuição

Consolidated Financial Statements as of December 31, 2021 and 2020 and for the Years Ended December 31, 2021, 2020 and 2019 and Reports of Independent Registered Public Accounting Firms

F-1

Companhia Brasileira de Distribuição

Consolidated Financial Statements as of December 31, 2021 and 2020 and for the

years ended December 31, 2021, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Companhia Brasileira de Distribuição

São Paulo - SP

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Companhia Brasileira de Distribuição and its subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the year ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and of its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 16, 2022, expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.

Basis for opinion

These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission - SEC and the PCAOB.

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

Critical audit matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Discontinuation of Hypermarket Format and Sale and transfer of Store Locations to Assaí - Refer to notes 1.1 and 32 to the financial statements

Critical audit matter description

As disclosed in notes 1.1 and 32 to the consolidated financial statements, on October 14, 2021, the Company approved a plan for the discontinuation of its hypermarket format that contemplates the closure, sale or conversion of 103 store locations operating under the Extra Hiper banner. In connection therewith, on December 16, 2021, the Company signed an agreement with Sendas Distribuidora S.A. (“Assaí”), a related party, for the transfer and sale of 70 store locations. The plan also considers the conversion of 29 stores to the Pão de Açúcar and Mercado Extra banners and the closure of four stores. As of December 31, 2021, the Company had ceased operations in a total of 31 store locations and had completed the sale and transfer of 20 of those store locations to Assaí. For the year ended December 31, 2021, the Company recorded a pre-tax net gain of R$426 million related to the plan, and at December 31, 2021 had recorded R$1,117 million of assets and R$62 million of liabilities as held-for-sale related to the remaining 50 store locations to be transferred to Assaí in 2022.

We identified the discontinuation of the hypermarket format, including the transfer and sale of store locations to Assaí, as a critical audit matter because of the complexity and significance of the amounts involved, the significant judgments made by Management in determining the appropriate accounting treatment for the transaction as held-for-sale and timing to recognize discontinued operations, including timing of effective abandonment, in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, as well as the amounts and timing of the accounting for associated gains, costs and expenses. This required a high degree of auditor judgment and an increased extent of effort, when performing audit procedures to evaluate the reasonableness of Management’s accounting conclusions, and the related presentation and disclosure in the consolidated financial statements.

How the critical audit matter was addressed in the audit

Our audit procedures included, among others:

•	We tested the effectiveness of controls over the identification, accounting and reporting for significant unusual transactions
•	We read minutes of the Board of Directors that evidenced proper authorization and approval of the plan for discontinuation.
•	We gained an understanding of the nature and terms of the Company’s plans and related transactions, including reading and evaluating the related agreements and assessing the significant terms and provisions for the appropriate accounting treatment, including the effective timing of wind-down operations and transfer and sale of store locations to Assaí.
•	We evaluated Management’s conclusions regarding held-for-sale and discontinued operations treatment, including timing of effective abandonment and presentation in the consolidated financial statements.
•	We tested the completeness and accuracy of Management’s identification of assets and liabilities included in the transaction as defined in the agreements and the underlying data supporting the measurement of held-for-sale assets at the lower of carrying amount or fair value less cost to sell.
•	We tested the components of the recorded net gain by comparing the selling price less costs to sell to the carrying value of assets transferred and sold.
•	We tested the measurement, completeness and accuracy of costs and expenses related to the transaction.
•	We evaluated the completeness and accuracy of the presentation and disclosure in the financial statements.

Recoverable Tax Credits - Refer to notes 10 and 20.1 to the financial statements

Critical audit matter description

The Company records tax credits, mainly related to State VAT (ICMS) and taxes on revenue (PIS and COFINS), whenever it has legal right and factual evidence about these credits that allow for their recognition, as well assessment of uncertain tax treatment with respect to corporate income tax (IRPJ), due to complex and potential new applicable tax legislation. As disclosed in notes 10 and 20.1 to the financial statements, for the year ended December 31, 2021, the Company recorded tax credits of R$1,075 million related to PIS and COFINS (R$280 million) and IRPJ (R$795 million) related to its operations in Brazil.

This matter was considered a critical audit matter in our audit because of the significance of the respective amounts and the high degree of complexity involved in the Brazilian indirect tax legislation (both state and federal) and the uncertainties as to whether related state ICMS tax incentives are subject to Brazilian income taxes. This requires a high degree of judgment applied by Management in assessing the case law for each of the matters, supported by the opinion of the outside legal counsel and requires a high level of effort to prepare the calculations used to measure and record these credits. This also involved a high degree of auditor judgment and an increased extent of effort, including the need to involve our tax specialists, when performing audit procedures to evaluate the rationale and challenge Management’s assumptions and judgment.

How the critical audit matter was addressed in the audit

Our audit procedures included, among others:

•	We tested internal controls over the Company’s process to identify and assess the assumptions and technical merits of tax positions, including Management's process to measure and record related tax credits.
•	With the assistance of our tax specialists, we obtained an understanding of and assessed Management’s judgements, the technical merits and documentation of the relevant tax positions, including reading and evaluating tax opinions obtained by the Company.
•	We used our knowledge of and experience with the application of tax laws and evaluated developments in the applicable regulatory and tax environments to assess potential impacts on the Company’s positions.
•	We analyzed the Company’s assumptions used to determine the amounts of the recorded tax credits.
•	We tested the data used by the Company in determining these amounts by comparing inputs to internal data and testing the accuracy of the calculations.
•	We also evaluated the related disclosures in the consolidated financial statements.

May 16, 2022

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

São Paulo - SP

We have served as the Company’s auditor since 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Companhia Brasileira de Distribuição

São Paulo SP, Brazil

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Companhia Brasileira de Distribuição and subsidiaries (“the Company”) as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021 of the Company and our report, dated May 16, 2022, expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Material weakness

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: (1) Company’s inadequate entity level controls over reviewing and monitoring effectiveness of IT general and business processes controls in Almacenes Exito S.A. and its subsidiaries in Colombia; (2) Ineffective general information technology controls to support the information technology operating systems, database, and IT applications of Almacenes Exito S.A. and its subsidiaries in Colombia.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements, as of and for the year ended December 31, 2021, of the Company, and this report does not affect our report on such financial statements.

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

São Paulo, Brazil

May 16, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Companhia Brasileira de Distribuição

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Companhia Brasileira de Distribuição (the Company) as of December 31, 2020, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

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

São Paulo, Brazil

April 29, 2021

Companhia Brasileira de Distribuição

Consolidated Statements of Income

Years ended December 31, 2021, 2020 and 2019

(In millions of Brazilian Reais, except earnings per share)

		For the year ended December 31,
	Note	2021	2020	2019

Continued operations
Net operating revenue	25	51,291	51,253	28,838
Cost of sales	26	(38,341)	(37,504)	(21,225)
Gross profit		12,950	13,749	7,613
Operating expenses, net
Selling expenses	26	(7,645)	(7,755)	(5,166)
General and administrative expenses	26	(1,708)	(1,588)	(532)
Depreciation and amortization		(1,853)	(1,804)	(1,028)
Other operating expenses, net	27	(7)	(71)	(386)
		(11,213)	(11,218)	(7,112)
Profit from continued operations before net financial expenses and share of profit of associates		1,737	2,531	501

Financial expenses, net	28	(1,321)	(728)	(871)
Share of profit of associates	12	(47)	98	2

Income (loss) before income tax and social contribution		369	1,901	(368)

Income tax and social contribution	20	594	(662)	95

Net income (loss) for the year from continuing operations		963	1,239	(273)
Net income (loss) for the year from discontinued operations	33	(3)	1,087	1,109
Net income for the year		960	2,326	836

Net income (loss) for the year attributable to:
Controlling shareholders from continuing operations		805	1,092	(287)
Controlling shareholders from discontinued operations		(3)	1,087	1,077
Total of controlling shareholders		802	2,179	790

Non-controlling shareholders from continuing operations		158	147	14
Non-controlling shareholders from discontinued operations		-	-	32
Total of non-controlling shareholders		158	147	46
		960	2,326	836

Earnings (loss) per share (R$/share) – controlling shareholders’	29
Basic
Basic earnings (loss) per share – continuing operations		2.99595	4.07575	(1.07463)
Basic earnings (loss) per share – discontinued operations		(0.01117)	4.05709	4.03267
Basic earnings per share – total		2.98478	8.13283	2.95804

Diluted
Diluted earnings (loss) per share – continuing operations		2.99153	4.06984	(1.07337)
Diluted earnings (loss) per share – discontinued operations		(0.01117)	4.05120	4.02728
Diluted earnings per share – total		2.98036	8.12104	2.95391

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Statements of Comprehensive Income

Years ended December 31, 2021, 2020 and 2019

(In millions of Brazilian Reais)

	For the year ended December 31,
	2021	2020	2019

Net income for the year	960	2,326	836
Other comprehensive income for the year
-Items that may be subsequently reclassified to the Statements of Income in subsequent periods:
Foreign currency translation	(1,405)	2,145	214
Fair value of trade receivable	(1)	1	(15)
Derivatives	3	17	5
Income taxes related to other comprehensive income	(8)	3	16
-Items that will not be reclassified to the Statements of Income in subsequent periods:
Other comprehensive income	3	(4)	(2)
Other comprehensive income (loss) for the year, net of income tax	(1,408)	2,162	218
Total comprehensive income for the year	(448)	4,488	1,054

Total comprehensive income attributable to:
Controlling shareholders	(316)	3,748	945
Non-controlling shareholders	(132)	740	109
	(448)	4,488	1,054

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

December 31, 2021 and 2020

(In millions of Brazilian Reais)

		As of December 31,
	Note	2021	2020

Current assets
Cash and cash equivalents	6	8,274	8,711
Trade receivables, net	7	831	686
Other receivables	8	294	365
Inventories, net	9	5,257	6,536
Recoverable taxes	10	1,743	1,199
Dividends receivable		16	-
Derivative financial instruments	18.1	19	-
Other current assets		251	251
		16,685	17,748
Assets held for sale	32	1,187	109
Total current assets		17,872	17,857

Non-current assets
Trade receivables, net	7	1	5
Other receivables	8	558	671
Recoverable taxes	10	2,410	3,100
Derivative financial instruments	18.1	6	12
Deferred income tax and social contribution	20	581	-
Related parties	11	517	154
Restricted deposits for legal proceedings	21.7	731	563
Other non-current assets		162	208
Investments in associates	12	1,254	1,250
Investment properties	13	3,254	3,639
Property and equipment, net	14	16,344	19,888
Intangible assets, net	15	5,753	6,164
Total non-current assets		31,571	35,654
Total assets		49,443	53,511

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

December 31, 2021 and 2020

(In millions of Brazilian Reais)

		As of December 31,
	Note	2021	2020
Current liabilities

Trade payable, net	16	10,078	11,424
Borrowings and financing	17	1,470	2,309
Lease liabilities	22	895	947
Payroll and related taxes		808	897
Taxes payable	19	580	585
Related parties	11	371	194
Dividends payable	24.3	112	556
Financing of property and equipment		182	100
Deferred revenue	23	383	297
Pass-through liabilities		15	77
Acquisition of non-controlling interest	18.3	701	636
Other current liabilities		893	677
Liabilities related to assets held for sale	32	62	-
Total current liabilities		16,550	18,699

Non-current liabilities
Borrowings and financing	17	7,582	6,842
Lease liabilities	22	5,223	7,427
Deferred income tax and social contribution	20	935	1,034
Tax payable	19	153	248
Related parties	11	96	168
Provision for contingencies	21	1,442	1,385
Deferred revenues	23	65	19
Provision for losses on investment in associates	12	689	591
Other non-current liabilities		328	291
Total non-current liabilities		16,513	18,005

Shareholders’ equity	24
Share capital		5,859	5,650
Capital reserves		291	263
Earning reserves		6,925	6,090
Other comprehensive income		574	1,692
		13,649	13,695
Non-controlling interest		2,731	3,112
Total shareholders’ equity		16,380	16,807
Total liabilities and shareholders’ equity		49,443	53,511

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2021, 2020 and 2019

(In millions of Brazilian Reais)

		Controlling Shareholders
		Capital reserves		Earnings reserves									Total
	Share Capital	Other Reserves	Stock Options	Legal	Business growth reserve	Treasury Shares	Retained earnings	Govern- mental subsidy reserve	Appropriated earnings	Other comprehensive income	Total	Non- controlling interest
At December 31, 2018	6,825	7	406	517	2,504	(7)	(10)	58	-	(66)	10,234	2,925	13,159
Other comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	790	-	790	46	836
Foreign currency translation	-	-	-	-	-	-	-	-	-	151	151	63	214
Fair value of trade receivable	-	-	-	-	-	-	-	-	-	(5)	(5)	(10)	(15)
Income taxes related to other comprehensive income	-	-	-	-	-	-	-	-	-	6	6	10	16
Cash flow hedge	-	-	-	-	-	-	-	-	-	5	5	-	5
Other comprehensive income	-	-	-	-	-	-	-	-	-	(2)	(2)	-	(2)
Comprehensive income for the year	-	-	-	-	-	-	-	-	790	155	945	109	1,054

Capital increase (Note 25)	32	-	-	-	-	-	-	-	-	-	32	-	32
Share-based expenses (Note 25)	-	-	29	-	-	-	-	-	-	-	29	-	29
Share-based expenses – subsidiaries (Note 25)	-	-	5	-	-	-	-	-	-	-	5	4	9
Appropriation of net income to legal reserve (Note 25)	-	-	-	39	-	-	-	-	(39)	-	-	-	-
Interest on own capital (Note 25)	-	-	-	-	(137)	-	-	-	(37)	-	(174)	-	(174)
Transfer to expansion reserve (Note 25)	-	-	-	-	549	-	-	-	(549)	-	-	-	-
Proposed dividends (note 25.3)	-	-	-	-	-	-	-	-	(156)	-	(156)	(38)	(194)
Hyperinflation adjustment on foreign investments	-	-	-	-	-	-	29	-	-		29	1	30
Transactions with non-controlling interests	-	-	-	-	-	-	(13)	-	(4)	-	(17)	342	325
Non-controlling interest on Éxito (Note 13)	-	-	-	-	-	-	-	-	-	-	-	2,556	2,556
Sale of Via Varejo (Note12.4)	-	-	-	-	-	-	-	-	(5)	18	13	(3,291)	(3,278)
Balance at December 31, 2019	6,857	7	440	556	2,916	(7)	6	58	-	107	10,940	2,608	13,548

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2021, 2020 and 2019

(In millions of Brazilian Reais)

	Controlling Shareholders
		Capital reserves		Earnings reserves
	Share Capital	Other Reserves	Stock Options	Legal	Business growth reserve	Treasury Shares	Retained earnings	Governmental subsidy reserve	Appropriated earnings	Other comprehensive results	Total	Non- controlling interest	Total
Balance at December 31, 2019	6,857	7	440	556	2,916	(7)	6	58	-	107	10,940	2,608	13,548
Other comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	2,179	-	2,179	147	2,326
Foreign currency translation	-	-	-	-	-	-	-	-	(16)	1,570	1,554	591	2,145
Fair value of trade receivable	-	-	-	-	-	-	-	-	-	1	1	-	1
Income taxes related to other comprehensive income	-	-	-	-	-	-	-	-	-	3	3	-	3
Cash flow hedge	-	-	-	-	-	-	-	-	-	15	15	2	17
Other comprehensive income	-	-	-	-	-	-	-	-	-	(4)	(4)	-	(4)
Comprehensive income for the year	-	-	-	-	-	-	-	-	2,163	1,585	3,748	740	4,488

Capital increase (note 24)	9	-	-	-	-	-	-	-	-	-	9	-	9
Capital reduction (note 1.2)	(1,216)	(7)	(209)	-	-	-	-	-	-	-	(1,432)	-	(1,432)
Stock options granted (note 24)	-	-	26	-	-	-	-	-	-	-	26	-	26
Stock options granted to subsidiaries (note 24)	-	-	6	-	-	-	-	-	-	-	6	-	6
Appropriation of net income to legal reserve (note 24)	-	-	-	109	-	-	-	-	(109)	-	-	-	-
Appropriation of net income to other reserves (note 24)	-	-	-	-	1,528	-	-	9	(1,537)	-	-	-	-
Mandatory dividends (note 24.3)	-	-	-	-	-	-	-	-	(515)	-	(515)	-	(515)
Dividends paid to non-controlling interests (note 24.4)	-	-	-	-	-	-	-	-	-	-	-	(143)	(143)
Subsidiary PUT valuation Disco (note 18.3)	-	-	-	-	-	-	-	-	-	-	-	(102)	(102)
Hyperinflation adjustment on foreign investments	-	-	-	-	-	-	220	-	-	-	220	5	225
Fair value exchange of assets with subsidiary (note 1.2)	-	-	-	-	-	-	694	-	-	-	694	-	694
Others	-	-	-	-	-	-	1	-	(2)	-	(1)	4	3
Balance at December 31, 2020	5,650	-	263	665	4,444	(7)	921	67	-	1,692	13,695	3,112	16,807

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2021, 2020 and 2019

(In millions of Brazilian Reais)

				Controlling Shareholders
		Capital reserves		Earnings reserves
	Share Capital	Other Reserves	Stock Options	Legal	Business growth reserve	Treasury Shares	Retained earnings	Govern- mental subsidy reserve	Others reserves	Appropria- ted earnings	Other compre- hensive income	Total	Non- controlling interest	Total
At December 31, 2020	5,650	-	263	665	4,444	(7)	921	67	-	-	1,692	13,695	3,112	16,807
Other comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	-	802	-	802	158	960
Foreign currency translation	-	-	-	-	-	-	-	-	-	-	(1,116)	(1,116)	(289)	(1,405)
Fair value of trade receivable	-	-	-	-	-	-	-	-	-	-	(1)	(1)	-	(1)
Income taxes related to other comprehensive income	-	-	-	-	-	-	-	-	-	-	(8)	(8)	-	(8)
Cash flow hedge	-	-	-	-	-	-	-	-	-	-	4	4	(1)	3
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	3	3	-	3
Comprehensive income for the year	-	-	-	-	-	-	-	-	-	802	(1,118)	(316)	(132)	(448)

Capital increase (note 24)	209	-	-	-	(200)	-	-	-	-	-	-	9	-	9
Stock in treasury (note 24)	-	2	-	-	-	6	-	-	-	-	-	8	-	8
Stock options granted (note 24)	-	-	26	-	-	-	-	-	-	-	-	26	-	26
Appropriation of net income to legal reserve (note 24)	-	-	-	40	-	-	-	-	-	(40)	-	-	-	-
Interest on own capital (note 24)	-	-	-	-	(68)	-	-	-	-	-	-	(68)	-	(68)
Appropriation of net income to other reserves (note 24)	-	-	-	-	(1,601)	-	-	2,282	-	(681)	-	-	-	-
Mandatory dividends (note 24.3)	-	-	-	-	-	-	-	-	-	(81)	-	(81)	-	(81)
Dividends paid to non-controlling interests (note 24.4)	-	-	-	-	-	-	-	-	-	-	-	-	(207)	(207)
Subsidiary PUT valuation Disco (note 18.3)	-	-	-	-	-	-	-	-	-	-	-	-	(70)	(70)
Hyperinflation adjustment on foreign investments	-	-	-	-	-	-	388	-	-	-	-	388	16	404
Others	-	-	-	-	-	-	(9)	-	(3)	-	-	(12)	12	-
Balance at December 31, 2021	5,859	2	289	705	2,575	(1)	1,300	2,349	(3)	-	574	13,649	2,731	16,380

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Consolidated Statement of Cash Flows

Years ended December 31, 2021, 2020 and 2019

(In millions of Brazilian Reais)

	For the year ended 31,
	2021	2020	2019

Cash flow provided by operating activities
Net income for the year	960	2,326	836
Adjustments to reconcile net income for the year to net cash provided by the operating activities:
Deferred income tax (note 20)	(676)	69	240
Losses on disposals of property and equipment	(247)	317	88
Depreciation and amortization	2,117	2,564	1,559
Financial charges	1,316	1,796	1,668
Receivables Fair value adjustment	1	(1)	1
Share of profit of associates (note 12)	47	(99)	(18)
Provision for contingencies	137	443	194
Provision for write-off and impairment	44	45	-
Share-based payment	26	32	38
Allowance for doubtful accounts (note 7.2 e 8.1)	61	86	263
Allowance (reversal) for inventory losses and damages (Note 9.2)	26	24	16
Deferred revenue (Note 23)	26	(349)	(344)
Gain on write-off of lease liabilities (note 22.2)	(1,022)	(698)	(116)
Other operating income / expenses (*)	(280)	(1,815)	18
Gain on the sale of subsidiary	-	-	(598)
Gain on fair value adjustment on retained interest in Bellamar (note 1.1)	-	(573)	-
	2,536	4,167	3,845
Changes in operating assets and liabilities
Trade receivables	(140)	(257)	(14)
Inventories	989	(1,142)	(181)
Recoverable taxes	210	392	(354)
Other assets	(5)	(27)	(173)
Related parties	(101)	(22)	(81)
Restricted deposits for legal proceedings	(176)	87	(6)
Trade payables, net	(738)	726	(1,215)
Payroll and related taxes	(60)	234	(131)
Taxes and social contributions payable	355	549	(15)
Payments of income tax and social contributions	(425)	(70)	(231)
Provision for contingencies	(161)	(161)	(453)
Deferred revenue	55	252	173
Other liabilities	378	(1)	(52)
Receipts of dividends and interest on own capital	11	15	23
	192	575	(2,710)

Net cash provided by operating activities	2,728	4,742	1,135

(*)	In 2021, includes R$ 280 of tax credits (R$ 1,609 in 2020) explained in the note 21.7

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Statement of Cash Flows

Years ended December 31, 2021, 2020 and 2019

(In millions of Brazilian Reais)

	For the year ended December 31,
	2021	2020	2019

Cash flow from investing activities
Capital increase in associate	-	(31)	-
Purchase of property and equipment (Note 14.4)	(1,035)	(2,289)	(2,462)
Purchase of intangible assets (note 15.3)	(232)	(201)	(320)
Proceeds from sales of property and equipment	1,315	1,773	511
Acquisition of Éxito, net of cash acquired	-	-	(3,309)
Cash of deconsolidation of Sendas (Note 1.1)	-	(3,529)	-
Proceeds from the sale of subsidiary, Via Varejo (Note 12.4)	-	-	2,326
Acquisition of investment property (Note 13)	(124)	(14)	(12)
Others	(1)	-	-
Net cash used in investment activities	(77)	(4,291)	(3,266)

Cash flow from financing activities
Capital increase	9	9	32
Proceeds from borrowings and financing (Note 17.2)	4,860	7,262	13,604
Payments of borrowings and financing (Note 17.2)	(5,315)	(5,538)	(9,952)
Payments of lease liabilities	(1,523)	(1,680)	(1,498)
Payments of dividends and interest on own capital	(780)	(339)	(268)
Contributions obtained from non-controlling shareholders	14	3	-
Installment payments on the acquisition of subsidiary	(3)	-	(31)
Transactions with non-controlling shareholders	(5)	2	7
Net cash provided by (used in) financing activities	(2,743)	(281)	1,894

Net increase (decrease) in cash and cash equivalents	(92)	170	(237)

Cash and cash equivalents at the beginning of the year	8,711	7,954	8,080
Exchange variation on cash and cash equivalents	(345)	587	111
Cash and cash equivalents at the end of the year	8,274	8,711	7,954

Interest paid in the amount of R$482 at December 31, 2021 (R$774 at December 31, 2020 and R$ 504 at December 31, 2019 is being disclosed in the financing activity under the item “Loans and financing payments ".

The main non-cash transactions are disclosed in note 31.

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

1.	Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of supermarkets, specialized stores and department stores especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, “Mercado Extra”, “Minimercado Extra” and the neighborhood shopping mall brand “Conviva”. Related to the operations of the Extra Hiper brand, see note 1.1. The Group’s headquarters is in the city of São Paulo, State of São Paulo, Brazil.

The Company also operates in other Latin American countries by the subsidiary Almacenes Éxito SA (“Éxito”). Éxito is a Colombian company that operates the supermarket and hypermarket banners Éxito, Carulla, Super Inter, Surtimax and Surtimayorista in Colombia, the Libertad banner in Argentina and the Disco and Devoto banners in Uruguay. Additionally, Éxito also operates shopping centers in Colombia under the banner Viva.

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

The Company’s shares are listed on the São Paulo Stock Exchange (B3 - Brasil, Bolsa, Balcão) called “Novo Mercado”, which requires the highest level of Corporate Governance under, the ticker symbol “PCAR3” and in the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is controlled by Wilkes Participações S.A. (“Wilkes”), and its parent company is Casino, a French company listed in the Paris Stock Exchange.

1.1	Discontinuation of the business of Extra Hiper stores and sale of assets with Sendas

As part of the Brazilian retail reportable segment, the Company operates different store formats, as highlighted in Note 1, including 103 Extra Hiper stores. In line with the strategy of optimizing its stores portfolio, allocating relevant resources to accelerate the growth of the most profitable formats, Management decided to discontinue the operation of stores with the Extra Hiper banner.

According to material facts disclosed on October 14, 2021 and December 16, 2021, it was approved by the Board of Directors of the Company and Sendas Distribuidora S.A. (“Assai” or “Sendas” - a former subsidiary and that its spin-off is described in note 1.2), considering only the vote of independent directors, the terms and conditions of the agreement for the transfer to Sendas of the rights of use of 70 stores, located in several different states, including real estate owned by the Company and other leased from third parties.

The transaction includes the transfer of 70 stores and is being carried out as follows: (i) transfer of 70 commercial points to Sendas for the amount of R$3.973 billion, and (ii) commitment to sell 17 properties to Barzel Properties, a Brazilian real estate investment fund, guaranteed and subsequently leased by Assai in the amount of R$1.2 billion . The amounts received by the Company by December 31, 2021 totaled R$1 billion and the remaining will be paid as follows: R$2.3 billion in 2022, R$1.2 billion in 2023 and R$700 million in January 2024 restated by CDI +1.2%.

Also, as part of the plan to discontinue the hypermarket format, out of the 33 remaining Extra Hiper stores, the Company decided to convert 29 to other banners (Pão de Açúcar and Mercado Extra) and to discontinue 4 stores. This plan will be implemented during 2022 and may be subsequently reviewed.

The transaction was partially implemented by December 31st, 2021, by the definitive closure of 31 stores and transfer of the rights of use to Assai of 20 of these stores, including 6 real estate properties owned by the Company. The gross sales for the 31 stores discontinued in 2021 reached 21% of the total gross sales Extra Hiper stores for the year ended 2021;

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

For the transfer of 20 commercial points and 6 owned properties, on December 31, 2021, the Company recorded revenue in the amount of R$1.2 billion, in addition to write-offs of assets corresponding to the amount of R$481, gains related to remeasurement of leasing agreements of R$522 and expenses of R$816 (R$147 of which related to dismissal of employees, R$283 cancellation of contracts, R$279 markdown of inventories and R$107 other expenses related to the transaction) generating the net gain in the amount of R$426, recorded in Other operating expenses (Note 27).

The operations of the other Extra Hiper stores representing the remaining 50 commercial points including 11 owned properties, will be discontinued and the properties and rights of use delivered to Sendas during the 1st half of 2022. As of December 31st, 2021, the assets and liabilities related to these stores (substantially property, plant and equipment, right of use and corresponding liabilities and intangible assets) were classified as assets held for sale.

Management evaluated the transaction as per IFRS5 - "Non-Current Assets Held for Sale and Discontinued Operation" and concluded that the discontinuation of the 103 Extra Hiper stores (complete transaction) results in the abandonment of an important line of business in the Brazilian retail segment, with subsequent sale of free operating assets (fixed and right of use) to Sendas.

Therefore, on December 31, 2021, the Company partially abandoned the stores (21% of gross revenue from the Extra Hiper business line for the year 2021) and concluded that the abandonment of the hypermarkets business line was not substantially completed in 2021, since, according to IFRS5, an abandonment of an operation must be considered discontinued when it is substantially completed, which is expected to occur in the first semester of 2022 (Note 35.1).

The net gain on disposal of the assets and the result of operations of the hypermarket business line will be presented in 2022, when the transaction will be substantially implemented, as a discontinued operation (Extra Hiper business line), as well as comparative periods, in a single line in the income statement, as provided for in IFRS5.

Net revenue from this business line in 2021 was R$10,636 (R$12,058 in 2020).

1.2	Corporate reorganization and Sendas Spin-Off

On December 31, 2020, an extraordinary general shareholders’ meeting of CBD and Sendas Distribuidora S.A. approved a corporate reorganization (the “Transaction”) under which substantially all of the issued and outstanding Sendas common shares were distributed to holders of CBD common shares and American Depositary Shares, on a pro rata basis for no consideration.

The Transaction aimed to unlock the full potential of our previously held Cash & Carry segment (currently presented as “Discontinued operations”), which is now operated by Sendas, allowing them to operate separately, with their own management, focused on its business model and direct access to the capital market and other sources of financing.

In addition, the Transaction involved the following:

•	Contribution and exchange of interest in Éxito
1.	CBD engaged in the exchange transaction with Sendas in which certain assets of CBD were transferred to Sendas in exchange for an equivalent value of the shares of Éxito held by Sendas (corresponding to 8.77% of the total outstanding shares of Éxito). The assets of CBD transferred to Sendas consisted of:

o	50% of the shares of Bellamar Empreendimentos e Participações Ltda. (“Bellamar”), a holding company that holds an investment in 35.76% of the shares of Financeira Itaú CBD S.A. Credit, Financing and Investment, with a book value of R$195 million; and

o	real estate assets, consisting of five parcels of real estate, with a book value of R$25 million, which may be developed as sites for new stores in the future.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

o	As a result of this exchange, an effect of R$694 was recorded on the Company's shareholders' equity as retained earnings.

2.	Sendas distributed to CBD the remaining shares of Éxito held by Sendas, corresponding to 87.80% of the total outstanding shares of Éxito for no consideration.

•	Contribution of certain assets by Sendas to CBD

Sendas distributed certain assets to CBD in the net amount of R$20.

•	Contribution by CBD to Sendas

CBD conducted the following capital contributions:

1.	CBD transferred to Sendas the net assets of stores that may be developed by Sendas in the future, with a residual value of R$45
2.	CBD contributed intercompany receivables to Sendas for an amount of R$140; and
3.	CBD contributed R$500 in cash to Sendas

•	In addition, on December 14, 2020, CBD entered into a Separation Agreement with Sendas, which provides a framework for CBD’s relationship with Sendas following the Transaction. Pursuant to the Separation Agreement, CBD transferred and Sendas will recognize certain assets and liabilities related to contingencies and their related judicial deposits for which the parties have agreed to be responsible following the Separation, in a net amount of R$111.

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

The table below summarizes the balances of Sendas that have been deconsolidated from CBD, as of December 31, 2020, as a result of the Transaction:

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Sendas
31.12.2020

Cash and cash equivalents	3,532
Trade receivable, net	182
Other receivable	34
Inventories, net	3,739
Recoverable taxes	768
Derivative financial instruments	57
Other current assets	36
Total current assets	8,348

Related parties	178
Recoverable taxes	866
Restricted deposits for legal proceedings	134
Financial instruments	11
Investments in associates	769
Property and equipment, net	7,477
Intangible assets, net	1,038
Total non-current assets	10,473
Total assets	18,821

Trade payable, net	5,057
Payroll and related taxes	371
Taxes installment and contributions payable	528
Borrowings and financing	2,119
Lease liabilities	172
Deferred revenue	227
Financing of property and equipment	34
Other current liabilities	153
Total current liabilities	8,661

Borrowings and financing	5,711
Lease liabilities	2,604
Related parties	41
Provision for contingencies	281
Deferred revenue	1
Deferred income tax and social contribution	82
Other non-current liabilities	8
Total non-current liabilities	8,728

Total liabilities	17,389

Net assets	1,432
Total liabilities and shareholders’ equity	18,821

On February 10, 2021, the request for listing and admission to the trading of shares issued by Sendas in the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão was approved.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

On February 12, 2021, the request for listing of American Depositary Securities (“ADSs”) issued by Sendas on the New York Stock Exchange (“NYSE”) was approved and the Sendas’ ADSs started trading on the NYSE on March 8, 2021, under the ticker symbol “ASAI”.

GPA’s shareholders received, after the close of trading on February 26, 2021 (“Cut-off Date”), shares issued by the Sendas, in proportion to their respective holdings in GPA’s share capital.

1.3.	Effects of COVID-19 on the consolidated financial statements

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

Since the beginning of the COVID-19 outbreak, our stores have remained open, in addition to the significant increase of our e-commerce formats. The Company has an important commitment to society to continue taking products to our consumers. We had no material problems in our supply chain, and our suppliers continued to deliver its products in our distribution centers and stores.

The Company carried out a complete analysis of the consolidated financial statements, in addition to concluding about its operational continuity. The main aspects evaluated were:

•	The Company prepared its strategic planning for the next three years that were used to estimate the recoverability of store assets and intangible assets, according to the methodology and assumptions described in notes 7.2, 8.1, 14.1, 15.1 and 15.2;
•	We assessed the recoverability of receivables from credit card companies, customers, galleries in our stores, real estate rentals and there is no need to record additional provisions to those already registered;
•	During the first months of 2021, there were restrictions in some cities where the Company operates, such as obligatory closures during few days, or restrictions of sale of certain products in determined periods. These restrictions, whatsoever, represent a very small portion of our stores and sales;
•	We evaluate qualitative and quantitative aspects of inventories and do not expect any additional provision for adjustment to realizable amount;
•	Financial instruments already reflect the market assumptions in their valuation, and there are no additional exposures not disclosed in these consolidated financial statements. The Company is not exposed to significant financing denominated in US dollars;

Finally, the costs necessary to adapt our stores to serve the public are disclosed in Note 27 - Other operating expenses, net. In summary, according to management's estimates and monitoring of the impacts of the pandemic, there are no effects that should be recorded in the consolidated financial statements, nor are there any effects on the Company’s capacity to continue as a going concern and its estimates that would require changes or additional provisions to be recorded, in addition to those already recognized and disclosed. Company will continue to monitor and assess the impacts and, if necessary, make the disclosures.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

1.4.	Sale and Leaseback

On December 23, 2019, the Group entered into an agreement to sell 6 properties (Pão de Açúcar stores) in the Sale and Leaseback transaction with Rio Bravo Investimentos Distribuidora de Titulos e Valores Imobiliários Ltda (“Rio Bravo”). for a total selling price of R$92, of which R$91 was paid upon signing the commitment. In 2020, the Group concluded the sale of 5 of the 6 stores. The parties entered into lease agreements for the 5 properties, with a term of 10 years, renewable for the same period, ensuring the continuity of GPA operations in properties with sustainable financial conditions.

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

The Group completed the sale of 39 properties for a total amount of R$1,183, of which R$ 1,181 was received by December, 31, 2020 and the remaining amount by the first quarter of 2021. Four properties of non-relevant value from the total volume were not sold. The parties entered into lease agreements for each property, with a term of 15 years, renewable for the same period.

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

The gain on sale and leaseback transactions was R$187. The right of use increased in R$ 312 and the liability increased in R$ 582.

1.5.	Going concern

Management has assessed the Company's ability to continue operating for the foreseeable future and has concluded that it has the ability to maintain its business and systems operating normally, even in the face of the COVID- 19 pandemic (see note nº1.3). Accordingly, management is not aware of any material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern and the financial statements have been prepared on a going concern basis.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

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

These consolidated financial statements were approved by the Board of Directors on May 16, 2022.

In June 2019, the Company disposed of all of its interest in its subsidiary Via Varejo (see note 12.4), which prior to the disposal was classified as a discontinued operation in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operation.

The consolidated statements of cash flow include the cash flow from continuing and discontinued operations. The details of the cash flows from discontinued operations are disclosed in Note 33.

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

The list of subsidiaries and associates is presented in note 12.1

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the Statements of Income when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment. Group has no investments classified in OCI.

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

(ii)	Subsequent measurement of financial assets

Financial assets measured at FVPL - Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income.

Financial assets at amortized cost - Financial assets at amortized costs are subsequently measured using the effective interest rate method. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Financial assets at FVOCI - For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of income and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

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
The Group chose to measure provisions for losses from trade receivable, other receivables, and contractual assets at an amount that equals to the credit loss expected for the entire term, and for trade receivables, whose portfolio of receivables is fragmented, rents receivable, wholesale accounts receivable and accounts receivable from freight companies, the practical expedient was applied through the adoption of a matrix of losses for each maturity range.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

When determining whether the credit risk of a financial asset increased significantly since its initial recognition and while estimating the expected credit losses, the Group takes into account reasonable and sustainable information that is relevant and available free of excessive cost or effort. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, during credit assessment and considering information about projections.

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

Impairment losses related to trade receivables and other receivables, including contractual assets, are presented separately in the Statements of Income and OCI. Impairment of other financial assets is reported under “selling expenses”.

Accounts receivable and contractual assets – The Company considers the model and some of the assumptions used in the calculation of these expected credit losses as the main sources of uncertainty in the estimate.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

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

Gains or losses on liabilities held for trading are recognized in the Statements of Income.

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

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance expenses, net in the Statements of Income.

This category generally applies to interest-bearing loans and borrowings. For more information, refer to Note 17.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

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

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it intends to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they have been highly effective throughout the periods for which they were designated.

(ix)	Fair value hedge

The following are recognized as fair value hedges:

•	The change in the fair value of a derivative financial instrument classified as fair value hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the Statements of Income;

•	In order to calculate the fair value, debts and swaps are measured through rates available in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings denominated in foreign currency is developed through CDI curves, free coupon and DI, indexes disclosed by the B3 (the Brazilian Securities, Commodities and Futures Exchange), whereas for borrowings denominated in Reais, the Company uses the DI curve, an index published by the CETIP (Securities Custodial and Clearing Center) and calculated through the exponential interpolation method.

The Company uses financial instruments only to hedge identified, risks limited to 100% of the value of these risks. Derivative instruments transactions are exclusively used to reducing the exposure to the risk of changes in interest rates and foreign currency fluctuation and maintaining a balanced capital structure.

(x)	Cash flow hedge

Derivative instruments are recorded as cash flow hedge, using the following principles:

•	The effective portion of the gain or loss on the hedge instrument is recognized directly in stockholders’ equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, the Group should “rebalance” the hedge ratio to meet the eligibility criteria.

•	Any remaining gain or loss on the hedge instrument (including arising from the "rebalancing" of the hedge ratio) is ineffective, and therefore should be recognized in profit or loss.

•	Amounts recorded in other comprehensive income are immediately transferred to the Statements of Income together with the hedged transaction by affecting the Statements of Income, for example, when the hedged financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.

•	The Company should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship).

•	If the expected transaction or firm commitment is no longer expected, amounts previously recognized in OCI are transferred to the Statements of Income If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect profit or loss.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

3.2.	Foreign currency transactions

Foreign currency transactions are initially recognized at the exchange rate of the corresponding currencies at the date the transaction qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated into Brazilian Reais, using the spot exchange rate at the end of each reporting period. Gains or losses on changes in exchange rate variations are recognized as financial income or expense.

3.3.	Classification of assets and liabilities as current and non-current

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset is current when it is:

•	expected to be realized or intended to be sold or consumed within twelve months from the end of the reporting periods
•	held primarily for the purpose of trading
•	expected to be realized within twelve months after the reporting period or
•	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when it is:

•         expected to be settled within twelve months from the end of the reporting periods

•	held primarily for the purpose of trading
•	due to be settled within twelve months after the reporting period or
•	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period are classified as current liabilities.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as “non-current” and presented net when appropriate in accordance with the provisions of IAS 12.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

3.4.	Foreign operations

For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

On consolidation, the financial statements of foreign operations are translated into Brazilian Reais, as follows:

•	Assets and liabilities, including goodwill, are translated into Brazilian Reais at the exchange rate prevailing at the reporting date.

•	The Statements of Income are translated into Brazilian Reais using the average rate for the period except when significant fluctuations in the exchange rate occurs, in which case, the rate at the transaction date is used.

•	Equity accounts are maintained at the historical balance in Reais.

The exchange rate differences arising from the translation are recognized in other comprehensive income (“OCI”). When a foreign operation is disposed of, the component of OCI related to that particular foreign operation is reclassified to profit or loss.

3.5.	Hyperinflation

Starting from September 2018, Argentina has been considered a hyperinflationary economy. As per IAS 29 – Financial Reporting in Hyperinflationary Economies, the non-monetary assets and liabilities, equity items and the statement of income of the indirect subsidiary Libertad, headquartered in Argentina, a direct subsidiary of Éxito, whose functional currency is the Argentinean peso, are being adjusted so that amounts are reported in the monetary measurement unit at the end of the reporting period. This unit, considers the effects measured by the Consumer Price Index (“IPC”) in Argentina starting January 1, 2017 and Argentina’s Domestic Retail Price Index (“IPIM”) up to December 31, 2016. Consequently, as required by IAS 29, the operating results of the indirect subsidiary Libertad must be considered as highly inflationary starting from September 1, 2018 (start of the period in which a hyperinflationary scenario was identified).

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

4.	Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB.
4.1.	New and amended standards and interpretations

In 2021, the Group applied amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2021. The main new standards adopted are as follows:

Statement	Description	Impact
Amendments to IAS 1 and IAS 8 - Definition of materiality	In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, ’Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity	These changes did not have any impact in the consolidated financial statements.
Changes in IFRS 9: Reform of the reference interest rate	The amendments to standard IFRS 9 provide exemptions that apply to all hedge relationships directly affected by the reference interest rate reform. A relationship of hedge is directly affected if the reform raises uncertainties about the period, or the value, of cash flows based on the reference interest rate of the hedge item or hedging instrument.	These changes did not have any impact in the consolidated financial statements.
Changes in IFRS 16: Benefits provided to lessees in connection with the COVID-19 pandemic	Amendments related to concession to tenants, in the application of the guidelines of IFRS 16, on the modification of the lease, when accounting for related benefits as a direct consequence of the Covid-19 pandemic.	These changes did not have any impact in the consolidated financial statements.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

4.2.	New and amended standards and interpretations applied since 2019
i.	IFRS 16 - Leases

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

ii.	IFRIC 23 – Uncertainty over income tax treatments

IFRIC 23 clarifies how to apply the recognition and measurement requirements of IFRIC 23 when there is uncertainty about the income tax treatments. The interpretation was approved on December 21, 2018 and became effective on January 1, 2019. In the assessment of the Company's management, there were no significant impacts as a result of the interpretation.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

4.3.	New and revised standards and interpretations issued and not yet effective

The Group has not early adopted the following new and revised IFRSs, which have already been issued but not yet in effect, up to the date of the issuance of the Group’s consolidated financial statements:

Accounting pronouncement	Description	Applicable to annual periods starting in or after
Amendments to IAS 1: Classification of liabilities as current or non-current and concept of materiality

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

• That this classification is not affected by the likelihood that an entity will exercise its right to postpone

• That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification

In February 2021, the IASB issued amendments to IAS1, providing guides and examples to help entities apply materiality judgment to the disclosure of accounting policies.

01/01/2023
Amendments to IAS 8: Definition of accounting estimates	The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and error correction and how entities use measurement techniques and inputs to develop accounting estimates.	01/01/2023
Amendments to IFRS 10 - Consolidated Financial Statements and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Gains and losses resulting from (i) loss of control of a subsidiary that does not contain a business in a transaction with an associate or joint venture accounted for using the equity method are recognized in the parent's income only in proportion to the interest held by investors not related to that affiliate or joint venture; (ii) remeasurement of investments retained in a former subsidiary at fair value are recognized in the former parent's income in proportion to the interest held by unrelated investors in the new associate or joint venture.	The effective date has not yet been set by the IASB
IAS16 - Fixed Assets – Resources Before Intended Use	The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from the sale of items produced before the asset is available for use, which must be recognized in profit or loss.	01/01/2022
Amendments to IFRS 3 Reference to the Conceptual Structure	For obligations within the scope of IAS 37, the purchaser applies IAS37 to determine whether there is a present obligation on the acquisition date as a result of past events. For a tax within the scope of IFRIC 21, the purchaser applies IFRIC 21 to determine whether the event that resulted in the obligation to pay the tax occurred by the date of acquisition. The purchaser does not recognize contingent assets acquired in a business combination.	01/01/2022

The Group does not expect a significant impact on the Group's consolidated financial statements.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

5.	Significant accounting judgments, estimates and assumptions

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

In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the consolidated financial statements, as disclosed in the following notes:

•	Impairment: Notes 7.2, 8.1, 14.1, 15.1 and 15.2
•	Inventories: Allowance for losses on inventory obsolescence and damages: Note 9
•	Recoverable taxes: Expected realization of tax credits: Note 10
•	Fair value of derivatives and other financial instruments: Measurement of the fair value of derivatives: Note 18
•	Provision for contingencies: Record of provision for claims with likelihood assessed as probable loss, estimated with a certain degree of reasonability: Note 21
•	Income tax: Record of provisions based on reasonable estimates: Note 20
•	Share-based payments: Estimated fair value of transactions based on a valuation model - Note 24
•	Lease: determination of the lease term and the incremental borrowing rate - Note 22.
•	Discontinued of Operations – Nota 1.1

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

6.	Cash and cash equivalents

Cash and cash equivalents consist of cash, bank accounts and highly liquid short-term investments that are readily convertible into a known amount of cash, with a maturity of three months or less and subject to an insignificant risk of change in value.

	Rate	2021	2020

Cash and banks – Brazil		100	131
Cash and banks – Abroad	(*)	3,481	3,637
Short-term investments - Brazil	(**)	4,598	4,784
Short-term investments - Abroad	(***)	95	159
		8,274	8,711
(*)	As of December 31, 2021, refers to (i) funds from the Éxito Group, of which R$126 are denominated in Argentina pesos, R$366 are denominated in Uruguayan pesos and R$2,905 in Colombian pesos (R$100 in Argentine pesos, R$382 in Uruguayan pesos and R$3,028 in Colombian pesos on December 31, 2020); (ii) including R$84 deposited in the United States of America in US Dollars (R$127 on December 31, 2020)
(**)	Refers substantially to highly liquid investments bearing interest at a weighted average rate of 93.51% (96.93% on December 31, 2020) of the Brazilian Interbank Deposit Certificate (“CDI”), maturing in 90 days or less and which are subject to an insignificant change in value.
(***)	Refers to funds invested abroad, of which R$1 are denominated in Uruguayan pesos and R$94 are denominated in Colombia pesos (R$12 in Argentina, R$1 in Uruguay and R$146 in Colombia on December 31, 2020), maturing in 90 days or less and which are subject to an insignificant change in value

7.	Trade receivables

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	2021	2020

Credit card companies (note 7.1)	65	76
Credit card companies - related parties (note 11.2)	15	15
Sales vouchers and trade receivables	655	488
Private label credit card	53	71
Receivables from related parties (note 11.2)	13	13
Receivables from suppliers	66	71
Allowance for doubtful accounts (note 7.2)	(35)	(43)
	832	691

Current	831	686
Non-current	1	5

7.1.	Credit card companies

As part of its cash management strategy, the Group periodically enters into factoring transactions and discounts a portion of its credit card receivables with financial institutions or credit card companies, without recourse or related obligation.

7.2.	Allowance for doubtful accounts on trade receivables

	2021	2020	2019

At the beginning of the year	(43)	(32)	(5)
Allowance booked for the year	(57)	(86)	(263)
Write-offs of receivables	61	78	282
Deconsolidation Sendas	-	4	(19)
Assets held for sale and discontinued operations	-	-	1
Business combination	-	-	(28)
Foreign currency translation adjustment	4	(7)	-
At the end of the year	(35)	(43)	(32)

The aging list of gross trade receivables is as follows:

			Overdue receivables
	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days

12.31.2021	867	729	110	17	9	2
12.31.2020	734	574	80	67	8	5

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

8.	Other receivables

	2021	2020

Accounts receivable from insurers	5	14
Receivable from sale of subsidiaries (note 8.2)	79	78
Lease receivables	179	208
Accounts receivable - Via Varejo (*)	298	266
Receivables from sale of property and equipment (**)	148	291
Other	158	190
Allowance for doubtful accounts on other receivables (note 8.1)	(15)	(11)
	852	1,036

Current	294	365
Non-current	558	671
(*)	As the Company sold the equity interest in Via Varejo, the amount that had been reported as related parties was reclassified to other receivables. The amount of R$298 includes R$231 corresponding to GPA's right to receive from Via Varejo the reimbursement of the deduction of ICMS from the calculation basis PIS and COFINS of its former subsidiary Globex, after the unappeasable court decision, related to the period from 2007 to 2010 (note 21.7)
(**)	Amount comprised mainly of a land purchase and sale agreement on September 29, 2018 for the amount of R$200, the sale of which was not recognized under IFRS 15 due to the contractual characteristics of long-term payment and transfer of legal title at a future date to be defined by the buyer. In 2020, the Company transferred the deed (legal title), at the buyer's request, in accordance with the contract, of all land registrations and recognized a gain of R$174 as Other operating expenses, net in the Statement of Income. The transaction resulted in the recognition of an amount receivable of R$200, for which the Company obtained a bank guarantee as a guarantee of receipt, with R$154 received in August 2021 and the remainder maturing in September 2023

8.1.	Allowance for doubtful accounts on other receivables

	2021	2020	2019

At the beginning of the year	(11)	(15)	(16)
Allowance booked for the year	(4)	-	-
Write-off of other receivables	-	2	5
Deconsolidation Sendas	-	2	(4)
At the end of the year	(15)	(11)	(15)

8.2.	Receivables from the sale of subsidiaries

Receivables related to the exercise of an option to buy gas stations by a third party. The original amount of this receivable was R$50, which was adjusted since the execution of the agreement on May 28, 2012, at a rate of 110% of the CDI, with payment in 240 monthly installments. In January, 2016, 5 news gas stations were sold for the amount of R$8, in 120 installments at a rate of 110% of CDI.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

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

The table below presents our inventories per location:

	2021	2020

Stores	1,646	2,453
Distribution centers	773	1,134
Inventories – Éxito Group	2,884	2,879
Real Estate Inventory – Éxito Group	50	142
Allowance for losses on inventory obsolescence and damages (note nº9.2)	(96)	(72)
	5,257	6,536

9.1.	Unrealized bonuses

On December 31, 2021, unrealized bonuses, which are presented as reducing the inventory balance, amounted to R$47 (R$62 on December 31, 2020).

9.2.	Allowance for losses on inventory obsolescence and damages

	2021	2020	2019

At the beginning of the year	(72)	(95)	(65)
Additions	(63)	(40)	(51)
Business combination	-	-	(22)
Write-offs / reversal	37	16	35
Foreign currency translation adjustment	2	(4)	-
Deconsolidation of Sendas	-	51	8
At the end of the year	(96)	(72)	(95)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

10.	Recoverable taxes

The Company records tax credit when obtains internal and external factors – such as legal and market interpretations - to conclude that it is entitled to these credits.

The future realization of tax credits is based on a feasibility study, on the expectation of future growth and the expected offset against tax debts from its operations.

	2021	2020

State VAT tax credits - ICMS (note 10.1)	920	1,435
Social Integration Program/ Contribution for Social Security Financing - PIS/COFINS (note 10.2)	2,062	1,926
Social Security Contribution – INSS (note 10.3)	300	299
Income tax and social contribution prepayments (*)	672	462
Other	23	47
Other recoverable taxes – Éxito Group	176	130
Total	4,153	4,299

Current	1,743	1,199
Non-current	2,410	3,100
(*)	Includes Éxito’s amount of R$460 (R$440 on December 31, 2020).

10.1.	ICMS (State VAT) tax credits

Since 2008, the Brazilian States have been substantially changing their laws aiming at implementing and broadening the ICMS (State VAT) tax substitution system (“ICMS-ST”). Referred system implies the prepayment of ICMS throughout the supply chain, being levied upon the receipt of goods from the manufacturer or importer, or upon transfers to other States. The expansion of such system to a wider range of products traded at the retail stores is based on the assumption that the trading cycle of these products will end in the State, so that ICMS is fully owed thereto.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The Group understands that future realization of ICMS tax credits is probable based on a feasibility study, on the expectation of future growth and the expected offset against tax debts from its operations. The projections on the realization of ICMS balances are revised at least annually by the occasion of the annual strategic planning approved by the Company’s Board of Directors. Management has implemented monitoring controls over the progress of the plan annually established, assessing and including new elements that contribute to the recoverability of ICMS tax credits. The expected recoverability of ICMS tax credits is demonstrated as follows:

Up to one year	456
From 1 to 2 years	336
From 2 to 3 years	27
From 3 to 4 years	27
From 4 to 5 years	11
More than 5 years	63
920

10.2.	PIS and COFINS credits

The Company records PIS and COFINS credits, when it obtains enough evidence to conclude that it is entitled to these credits. Evidence includes i) Interpretation of tax legislation, ii) internal and external factors as legal and market interpretations and iii) analysis by external legal advisors regarding the issues and (iv) accounting evaluation about the matter.

The PIS and COFINS credits presented in the balance sheet for the period ended December 31, 2021 refer, in particular, to amounts arising from a final and unappealable lawsuit on October 29, 2020, in which the Company discussed the exclusion of ICMS from the PIS and COFINS calculation basis.

This decision resulted in the recording of tax credits in the amount of R$1,609 (of which R$613 were related to monetary correction recognized as financial result), in the period ended December 31, 2020, net of provisions for portions that are eventually considered unrealizable. (see note 21.7).

During the 2021 calendar year, due to decisions held in 2021 (see note 21.7) the Company reassessed this tax credit, reversing the provisions previously constituted, which resulted in a supplement of R$280 (R$109 of which in the financial result).

In relation to PIS and COFINS assets, the Company assessed recent procedural progress in certain cases and proceeded to write off PIS/COFINS assets in the amount of R$168, on December 31, 2020, of amounts without expectation of realization.

The realization of the PIS and COFINS balance is shown below:

Consolidated

Up to one year	347
From 1 to 2 years	300
From 2 to 3 years	301
From 3 to 4 years	302
From 4 to 5 years	303
More than 5 years	509
2,062

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)
10.3.	INSS

On August 28, 2020, the Federal Supreme Court (STF), in general repercussion, recognized as constitutional the incidence of social security charges (INSS) on the additional one third of vacation payment. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the recoverability of the respective credits. The amount involved is equivalent to R$161, on December 31, 2021 (R$158 on December 31, 2020)

11.	Related parties
11.1.	Management compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws, including members of the Board of Directors and advisory committees) for the years ended December 31, 2021, 2020 and 2019, were as follows:

(In thousands of Brazilian Reais)

	Base salary			Variable compensation			Stock option plan – Note 24			Total compensation
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Board of directors (*)	26,884	67,716	38,207	-	-	-	6,908	4,056	2,366	33,792	71,772	40,573
Executive officers	18,016	36,868	33,373	6,995	11,175	12,943	3,202	10,906	15,596	28,213	58,949	61,912
Fiscal Council	432	331	-	-	-	-	-	-	-	432	331	-
	45,332	104,915	71,580	6,995	11,175	12,943	10,110	14,962	17,962	62,437	131,052	102,485
% share-based payment over the total compensation							16.2%	11.4%	17.5%

(*)	Includes the compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)
11.2.	Balances and transactions with related parties

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed upon between the parties.

	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2019

Controlling shareholders
Casino (i)	-	-	-	-	-	-	1	-	(46)	(91)	(57)
Foncière Euris (i)	-	-	-	-	-	-	1	-	(6)	(3)	(1)
Helicco Participações (i)	-	-	-	-	-	-	-	-	-	-	(3)
Geant international	-	-	-	-	-	-	-	-	-	-	(3)
Wilkes	-	-	-	-	-	-	2	-	(5)	-	-
Associates
FIC (iii)	14	15	35	31	8	12	-	-	62	55	83
Puntos Colombia (v)	-	-	42	37	-	-	58	54	(119)	(114)	(13)
Tuya (vi)	-	-	57	31	-	-	-	1	181	24	21
Other related parties
Greenyellow (iv)	-	-	-	-	-	-	283	119	(325)	(84)	(35)
Sendas Distribuidora (viii)	2	-	370	42	15	-	103	169	1,382	-	-
Casino Group (vii)	12	13	12	12	-	-	19	19	(29)	(30)	(4)
Others	-	-	1	1	-	-	-	-	-	-	-
Total	28	28	517	154	23	12	467	362	1,095	(243)	(12)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The Company's main transactions with related parties are:

(i)	Casino: (a) “Cost Sharing and Cost Reimbursement Agreement”: signed between the Company, Sendas, Helicco Participações Ltda., Foncière Euris Casino Services and Casino, Guichard-Perrachon S.A. (“Casino”) in August 10, 2014 and July 25, 2016, respectively, to set the reimbursement rules for the Group of incurred expenses by the Casino Group companies related to activities of transfer of “know-how” to the Group and also the reimbursement of expenses of French employees (expatriates) to Casino; (b)Insurance agreements entered into between the Group and Casino for intermediation of renewals of certain insurance policies; (c) Agency Agreement signed between the Company, Sendas, Casino Internancional S.A.and Groupe Casino Limited on July 25, 2016 for the “global sourcing” (prospecting global suppliers and intermediating the purchases) provided by Casino and reimbursement for Groupe Casino Limited the Company to restore reduced profit margins as a result of promotions realized by Company in its stores; (d) Purchase Agreement signed between the Company, Sendas and E.M.C. Distribution Limited on June 6, 2019 for the import of perishable and non-perishable products on a non-exclusive basis.
(ii)	FIC: Commercial contracts to set the rules for promotion and sale of financing services provided by FIC at the Company stores for implementation the financing partnership between the Company and Itaú Unibanco S.A.
(iii)	Greenyellow: execution of (a) agreement with the Company to set the rules for the equipment installation and services provided by Greenyellow of energy efficiency solutions in the retail stores for energy reduction; (b) contracts with the Company and Sendas for the purchase of energy sold on the free market; (c) fine costs resulting from the discontinuation of Extra Hiper stores in the amount of R$180 (R$68 fully paid in 2021).
(iv)	Puntos Colombia: Éxito's customer loyalty program. Amount related to point redemption and other services.
(v)	Tuya: Financial institution that is an associate of Éxito. Amount related to participation in business collaboration agreements and expense reimbursement, discount vouchers and others.
(vi)	Casino Group: Receivable for expatriate expenses with Casino International, Distribution Casino and Casino Services. Provision of services in the importation of goods by other companies of the Casino Group.
(vii)	Sendas Distribuidora: As of December 31, 2020 Sendas is not a subsidiary of the Group. The Company is responsible for the legal proceedings of Sendas Distribuidora prior to the Assai activity. The Company signed with Sendas a separation agreement, which main terms are related to the operational steps for the separation of the remaining activities done in conjunction. Additionally, this separation agreement establishes the indemnization rights and responsibilities, over which the Company is responsible for expenses related to losses given cause by the retail activity. In the same way, the Company has the right over the gains relate to such activity. In 2021, they entered into an Agreement for the Onerous Assignment of Rights of Use of Commercial Points and Other Covenants, which consists of the sale by the Company to Sendas of 70 commercial points, which are now operated by the Company in 17 of its own properties and the others in properties leased from third parties. Of the 70 stores included in the transaction, 20 were transferred in 2021, of which 6 owned stores, receiving R$1 billion and remaining in accounts receivable with Sendas the amount of R$201 (see note 1.1).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

12.	Investments
12.1.	Interest in subsidiaries and associates:

The details of the Company's subsidiaries at the end of each year are shown below:

			Direct and indirect equity interest - %
			2021	2020
	Companies
	Subsidiaries
CBD	Novasoc Comercial Ltda. (“Novasoc”)	Brazil	100.00	100.00
	CBD Holland B.V. (“CBD Holland”)	Brazil	100.00	100.00
	GPA 2 Empreend. e Participações Ltda. (“GPA 2”)	Brazil	100.00	100.00
	GPA Logística e Transporte Ltda. (“GPA Logística”)	Brazil	100.00	100.00
	GPA Holding Empreendimentos e Participações Ltda.("GPA Holding")	Brazil	100.00	-
	SCB Distribuição e Comércio Varejista de Alimentos Ltda. ("Compre Bem'')	Brazil	100.00	100.00
	Stix Fidelidade e Inteligência S.A. ("Stix")	Brazil	66.67	66.67
	James Intermediação S.A. ("James Delivery")	Brazil	100.00	100.00
	Cheftime Comércio de Refeições S/A ("Cheftime") (*)	Brazil	99.05	79.57
	GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	Brazil	100.00	100.00
	BCafeterias e Lanchonetes Ltda. ("BCafeterias")(*)	Brazil	-	100.00
	Fronteira Serviços Imobiliários Ltda.("Fronteira")	Brazil	100.00	100.00
	Place2B Serviços Imobiliários Ltda.("Place2B")	Brazil	100.00	100.00
	Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco”)	Luxembourg	100.00	100.00
	Companhia Brasileira de Distribuição Netherlands Holding B.V. (“CBDDutchco”)	Netherlands	100.00	100.00
Éxito	Almacenes Éxito S.A. ("Éxito")	Colombia	96.57	96.57
	Éxito Industrias S.A.S. ("Éxito Industrias")	Colombia	94.59	94.59
	Fideicomiso Lote Girardot	Colombia	96.57	96.57
	Éxito Viajes y Turismo S.A.S.	Colombia	49.25	49.25
	Almacenes Éxito Inversiones S.A.S. (Móvil Éxito)	Colombia	96.57	96.57
	Transacciones Energéticas S.A.S	Colombia	96.57	96.57
	Marketplace Internacional Éxito y Servicios S.A.S. (MPI)	Colombia	96.57	96.57
	Logística, Transporte y Servicios Asociados S.A.S. (LTSA)	Colombia	96.57	96.57
	Depósitos y Soluciones Logísticas S.A.S.	Colombia	96.57	96.57
	Patrimonio Autónomo Iwana (****)	Colombia	49.25	49.25
	Patrimonio Autónomo Viva Malls (****)	Colombia	49.25	49.25
	Patrimonio Autónomo Viva Sincelejo (****)	Colombia	25.12	25.12
	Patrimonio Autónomo Viva Villavicencio (****)	Colombia	25.12	25.12
	Patrimonio Autónomo San Pedro Etapa I (****)	Colombia	25.12	25.12
	Patrimonio Autónomo Centro Comercial (****)	Colombia	25.12	25.12
	Patrimonio Autónomo Viva Laureles (****)	Colombia	39.40	39.40
	Patrimonio Autónomo Viva Palmas (****)	Colombia	25.12	25.12
	Patrimonio Autónomo Centro Comercial Viva (****)	Colombia	44.33	44.33
	Spice investment Mercosur	Uruguay	96.57	96.57
	Larenco S.A.	Uruguay	96.57	96.57
	Geant Inversiones S.A.	Uruguay	96.57	96.57
	Lanin S.A.	Uruguay	96.57	96.57
	5 Hermanos Ltda.	Uruguay	96.57	96.57
	Sumelar S.A.	Uruguay	96.57	96.57
	Gestión Logística S.A. (**)	Uruguay	96.57	-

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Supermercados Disco del Uruguay S.A.(***)	Uruguay	60.35	60.35
Maostar S.A. (****)	Uruguay	30.18	30.18
Ameluz S.A.	Uruguay	60.35	60.35
Fandale S.A.	Uruguay	60.35	60.35
Odaler S.A.	Uruguay	60.35	60.35
La Cabaña S.R.L.	Uruguay	60.35	60.35
Ludi S.A.	Uruguay	60.35	60.35
Semin S.A.	Uruguay	60.35	60.35
Randicor S.A.	Uruguay	60.35	60.35
Setara S.A.	Uruguay	60.35	60.35
Hiper Ahorro S.R.L.	Uruguay	60.35	60.35
Ciudad del Ferrol S.C.	Uruguay	59.14	59.14
Mablicor S.A.	Uruguay	30.78	30.78
Tipsel S.A.	Uruguay	96.57	96.57
Tedocan S.A.	Uruguay	96.57	96.57
Vía Artika S. A.	Uruguay	96.57	96.57
Group Disco del Uruguay S.A.	Uruguay	60.35	60.35
Devoto Hermanos S.A.	Uruguay	96.57	96.57
Mercados Devoto S.A.	Uruguay	96.57	96.57
Libertad S.A.	Argentina	96.57	96.57
Onper Investment 2015 S.L	Spain	96.57	96.57
Spice España de Valores Americanos S.L.	Spain	96.57	96.57
Marketplace Internacional Éxito S.L	Spain	96.57	96.57
Gelase S. A.	Belgium	96.57	96.57

(*)	On August 2021, CBD acquired a 19.48% stake from Cheftime's minority shareholders.
(**)	In 2021, Éxito acquired a 96.57% stake in Gestión Logística S.A.
(***)	Supermercados Disco del Uruguay S.A. is controlled through a Shareholders Agreement signed in April 2015, giving Éxito the 75% voting necessary. This agreement expired on June 30, 2021 and on August 18, 2021 a new Agreement was signed maintaining Éxito as controllering entity.
(****)	Companies controlled directly or indirectly by the Éxito, controlled through a Shareholders Agreement giving Éxito the majority of the voting powers.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The details of the Company's associates at the end of each year are shown below:

			Direct and indirect equity interest - %
			2021	2020
	Companies
	Subsidiaries
Cnova N.V.	Cnova N.V. (“Cnova Holanda”)	Netherlands	33.98	33.98
	Cdiscount Afrique SAS (“Cdiscount Afrique”)	France	33.98	33.98
	Cdiscount International BV (“Cdiscount Internacional”)	Netherlands	33.98	33.98
	Cnova France SAS (“Cnova France”)	France	33.98	33.98
	Cdiscount S.A. (“Cdiscount”)	France	33.87	33.87
	Cdiscount Côte d'Ivoire SAS Ivory Coast (“Cdiscount Côte”)	Ivory Coast	33.98	33.98
	Cdiscount Sénégal SAS (“Cdiscount Sénégal”)	Senegal	33.98	33.98
	Cdiscount Cameroun SAS (“Cdiscount Cameroun”)	Cameroon	33.98	33.98
	CLatam AS Uruguay (“CLatam”)	Uruguay	23.79	23.79
	Cdiscount Panama S.A. (“Cdiscount Panama”)	Panama	23.79	23.79
	Cdiscount Uruguay S.A. (“Cdiscount Uruguay”)	Uruguay	23.79	23.79
	Ecdiscoc Comercializadora S.A. (Cdiscount Ecuador) (“Ecdiscoc Comercializadora”)	Ecuador	23.78	23.78
	Cnova Pay	France	33.98	33.98
	BeezUP SAS ("BezzUp")	France	25.29	33.98
	CARYA	France	33.87	33.87
	HALTAE	France	33.87	33.87
	C-Logistics	France	28.56	28.56
	NEOSYS	France	17.33	17.33
	Neotech Solutions	Morocco	17.33	17.33
	NEOSYS Tunisie	Tunisia	17.33	17.33
	C Chez Vous	France	28.53	28.56
	Phoenix (*)	France	-	16.99
	C-Shield	France	33.87	33.87
	C-TECHNOLOGY (former C-Payment)	France	33.87	33.87
	CLR (**)	France	28.56	-
	MAAS	France	33.87	33.87
FIC	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	Brazil	17.88	17.88
	FIC Promotora de Vendas Ltda. (“FIC Promotora”)	Brazil	17.88	17.88
	Bellamar Empreend. e Participações Ltda. (“Bellamar”)	Brazil	50.00	50.00
Éxito	Puntos Colombia S.A.S ("Puntos")	Colombia	48.29	48.29
	Compañia de Financiamento Tuya S.A. ("Tuya")	Colombia	48.29	48.29
	Cnova N.V (“Cnova Holanda”)	Netherlands	0.18	0.18

(*)	In 2021 the Phoenix was sold. (**) In 2021 CLR was created.

12.2.	Associates

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The summarized financial statements are as follows:

	FIC		Cnova N.V.		Tuya
	2021	2020	2021	2020	2021	2020

Current assets	8,742	6,738	4,110	4,224	5,293	4,728
Non-current assets	35	52	3,732	4,055	156	200
Total assets	8,777	6,790	7,842	8,279	5,449	4,928

Current liabilities	7,401	5,611	6,351	6,766	2,689	1,612
Non-current liabilities	44	22	3,066	2,806	2,039	2,578
Shareholders’ equity	1,332	1,157	(1,575)	(1,293)	721	738
Total liabilities and shareholders’ equity	8,777	6,790	7,842	8,279	5,449	4,928

	FIC			Cnova N.V.				Tuya
Statements of Income:	2021	2020	2019	2021	2020	2019	2021	2020	2019

Revenues	1,034	989	1,207	13,824	13,117	9,689	783	615	698
Operating income	482	555	441	54	207	(24)	35	71	87
Net income (loss) for the year	265	329	263	(313)	(138)	(288)	15	37	(14)

In applying the equity method in FIC, a special goodwill reserve of R$122 recorded by FIC is deducted from its shareholders’ equity, since it represents Itaú Unibanco’s exclusive right, which has 50% interest in FIC.

The investments in Tuya and Cnova N.V. including the goodwill acquired in the business combination (IFRS 3) with Éxito totals R$77 and R$13, respectively (R$71 and R$11 at December 31, 2020).

12.3.	Breakdown of investments and rollfoward:
	FIC Note 1.1	Bellamar Note 1.1	Tuya	Puntos Colombia	Other (*)	Total
Balances at 12.31.2019	289	-	307	2	(375)	223
Share of profit (loss) of associates – continuing operation	118	-	18	9	(47)	98
Dividends and interest on own capital - continuing operation	(37)	-	-	-	-	(37)
Share of other comprehensive income	-	-	79	1	(156)	(76)
Capital increase	-	-	52	-	-	52
Deconsolidation	(370)	-	-	-	-	(370)
Spin off – Sendas	-	196	-	-	-	196
Fair value adjustment	-	573	-	-	-	573
Balances at 12.31.2020	-	769	456	12	(578)	659
Share of profit (loss) of associates – continuing operation	-	47	8	3	(105)	(47)
Dividends and interest on own capital - continuing operation	-	(27)	-	-	-	(27)
Share of other comprehensive income	-	-	(46)	(1)	6	(41)
Capital increase	-	-	21	-	-	21
Balances at 12.31.2021	-	789	439	14	(677)	565

(*)	Includes losses in the investment in associate Cnova N.V. of R$689 on December 31, 2021 (R$591 on December 31, 2020).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

12.4.	Sale of investment in Via Varejo:

In June 2019, the Company concluded the sale of its subsidiary Via Varejo, through an auction held at B3 SA - Brasil, Bolsa, Balcão, at a price of R$4.90 Reais per share, totaling R$2,300. The sale of Via Varejo resulted in the recognition of a gain on sale of R$398, net of the effect of income taxes of R$199 (see note 20) and related costs. Such gain was presented in the results of discontinued operations (see note 33).

The Company ceased to exercise corporate control over Via Varejo in June 2019. In the 2nd quarter of 2021, Via Varejo took certain measures and fully replaced the guarantees that had been provided to third parties by GPA in favor of that company, with no further obligations remaining of GPA on this matter. The Operating Agreement previously signed expired in October 2021 and is therefore terminated. Via Varejo still uses the Extra brand for the sale of products sold by it under the Extra Brand Usage License Agreement, which allows Via Varejo to carry out e-commerce activities through the Extra.com domain. With the termination of the Operating Agreement, GPA can also promote electronic commerce in electronics on any platforms.

GPA, together with Sendas, Via Varejo and Itaú Unibanco are partners in Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”). CBD is the holder of a claim against Via Varejo arising from a final and unappealable tax action, the amounts of which are being calculated by a specialized company hired by the parties involved, as well as being responsible, on the other hand, for any supervenience liabilities incurred up to a certain date, if final and unappealable, on behalf of the former Globex, a company that, in the merger process with Casas Bahia SA, had its name changed to Via Varejo and currently renamed to Via.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

13.	Investment properties

Investment properties are measured at historical cost, including transaction costs, net of accumulated depreciation and impairment loss, if any. The cost of investment properties acquired in a business combination is determined at fair value, in accordance with IFRS 3 - Business combination.

Investment properties are written off when they are sold or no longer used and no future economic benefit is expected from its use. An investment property is also classified as held for sale when there is an intention and plan to sell. The difference between the net amount obtained from the sale and the carrying amount of the asset is recognized in the Statements of Income in the period in which the asset is disposed of. The useful life of buildings is presented in note 14.

The investment properties of the Group correspond to commercial areas and lots that are maintained for income generation or future price appreciation.

The Company performed an impairment test to verify the operating assets of investment properties that could not be recoverable in the year ended December 31, 2021. Based on the tests carried out, it was necessary to record a loss in the amount of R$32 (R$22 in December 31, 2020). The fair value of investment properties is measured based on assessments performed by third parties.

	Balance at 12.31.2020	Additions	Impairment	Depre- ciation	Write-off	Exchange rate	Transfers (*)	Balance at 12.31.2021

Land	762	1	(4)	-	4	(58)	54	759
Buildings	2,859	91	(28)	(58)	3	(169)	(243)	2,455
Construction in progress	18	32	-	-	-	(3)	(7)	40
Total	3,639	124	(32)	(58)	7	(230)	(196)	3,254
(*)	Transfers to fixed assets

	Balance at 12.31.2019	Additions	Impairment	Depreciation	Exchange rate	Transfers	Balance at 12.31.2020

Land	656	-	(11)	-	149	(32)	762
Buildings	2,385	6	(11)	(63)	557	(15)	2,859
Construction in progress	10	8	-	-	2	(2)	18
Total	3,051	14	(22)	(63)	708	(49)	3,639

	Balance at 12.31.2021			Balance at 12.31.2020
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	759	-	759	762	-	762
Buildings	2,607	(152)	2,455	2,921	(62)	2,859
Construction in progress	40	-	40	18	-	18
Total	3,406	(152)	3,254	3,701	(62)	3,639

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The net result generated by investment properties is as follows:

	2021	2020
Lease revenue	433	368
Operating expenses from investment properties that generate revenue	(108)	(78)
Operating expenses from investment properties that do not generate revenue	(103)	(165)
Net result generated by investment properties	222	125

As of December 31, 2021, the fair value of investment properties in use was R$3,844 (R$3,926 as of December 31, 2020). Key inputs used in the fair value assessment, such as discount rate, vacancy rate and terminal capitalization rate are estimated by advisors or management based on comparable transactions and industry data. The rates vary for each development based on geographic region, development format and are presented below:

	Range
Discount rate	10.00%	14.00%
Vacancy rate	0.00%	54.45%
Terminal capitalization rate	7.50%	8.50%

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

14.	Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized as the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in the Statements of Income for the year as incurred.

Asset category	Useful life (in years)
Buildings	40 to 50
Leasehold improvements	24 to 40
Machinery and equipment	10 to 20
Facilities	11
Furniture and fixtures	9 to 12
Others	3 to 5

Property and equipment items and eventual significant parts are written off when sold or no future economic benefits are expected from its use. Any gains or losses arising from the disposals of the assets are included in the Statements of Income for the year.

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each reporting period and adjusted prospectively, if applicable. The Company reviewed the useful lives of property and equipment items for fiscal year 2021 and no significant changes were deemed necessary.

Interest on borrowings and financing directly attributable to the acquisition or construction of an asset that requires a substantial period of time to be completed for its intended use or sale (qualifying asset), are capitalized as part of the cost of the respective assets during its construction phase. From the date that the asset is placed in operation, capitalized costs are depreciated over the estimated useful life of the asset.

14.1.	Impairment of non-financial assets

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

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and an impairment loss is recorded to adjust its carrying amount to its recoverable amount. In assessing the recoverable amount, the estimated future cash flows are discounted to present value using a pre-tax discount rate that represents the Company’s weighted average cost of capital (“WACC”), reflecting current market assessments of the time value of money and the risks specific to the asset. The impairment test for intangibles including goodwill is presented in note 15.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Impairment test of stores operating assets

An impairment assessment is performed on operating assets (property and equipment) and intangible assets (such as Commercial rights) directly attributable to stores, as follows:

•	Step 1: the book value of properties in rented stores was compared to a sales multiple (30% to 35%) representing transactions between retail companies. Stores for which the multiple of sales was lower than their book value and owned stores, a more detailed test is made, as described in Step 2 below.
•	Step 2: the Group considers the highest value between: a) the discounted cash flows of stores using sales growth average 4.8% (4.6% in 2020) for periods exceeding the next five years and a discount rate of 10.6% (7.9% in 2020) and b) a valuation prepared by independent experts for owned stores.

The Group assessed if any of its long-lived assets were impaired at December 31, 2021. Based on the tests performed, it was necessary to record a loss amounting to R$5 in the consolidated financial statements. See considerations regarding the effects of the pandemic in note 1.3.

Impairment losses are recognized in profit or loss for the year consistent with the function of the respective impaired asset. Previously recognized impairment losses are reversed only if there is a change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed in future periods.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	Balance at 12.31.2020	Additions	Remea- surement (*)	Impairment	Depreciation	Write-offs (**)	Merger	Transfers (***)	Exchange rate changes	Balance at 12.31.2021

Land	3,540	2	-	(1)	(1)	(80)	1	(162)	(174)	3,125
Buildings	4,414	66	-	(1)	(156)	(64)	-	(5)	(246)	4,008
Leasehold improvements	2,412	118	-	(3)	(255)	(241)	4	(200)	(26)	1,809
Machinery and equipment	1,769	480	-	-	(336)	(117)	1	(106)	(75)	1,616
Facilities	283	5	-	-	(42)	(24)	-	(25)	-	197
Furniture and fixtures	706	122	-	-	(144)	(7)	-	(36)	(27)	614
Construction in progress	213	433	-	-	-	(1)	(9)	(461)	(4)	171
Other	34	9	-	-	(13)	-	-	3	-	33
Total	13,371	1,235	-	(5)	(947)	(534)	(3)	(992)	(552)	11,573

Lease – right of use:
Buildings	6,465	232	(463)	-	(830)	(485)	-	1	(192)	4,728
Equipment	49	6	2	-	(13)	(2)	-	-	(4)	38
Land	3	1	1	-	-	-	-	-	-	5
	6,517	239	(460)	-	(843)	(487)	-	1	(196)	4,771
Total	19,888	1,474	(460)	(5)	(1,790)	(1,021)	(3)	(991)	(748)	16,344

(*)	(1,170) is related to the remeasurement of the leasing liability of the 50 stores that will be delivered to Sendas in 2022 (see note 1.1), partially offset by the monetary restatement of the rental contracts.
(**)	Mainly refers to the Extra Hiper transaction (see note 1.1), being R$481 in fixed assets and R$385 in right of use.
(***)	Of this amount, the main effects are R$996 from transfers to held for sale and R$115 for intangibles and R$196 from investment properties.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	Balance at 12.31.2019	Additions	Remea- surement	Impairment	Depreciation	Write-offs	Merger	Transfers (*)	Exchange rate changes	Deconsolidation	Balance at 12.31.2020

Land	3,692	61	-	-	-	(87)	121	(308)	542	(481)	3,540
Buildings	4,869	80	-	(23)	(156)	(145)	-	(308)	705	(608)	4,414
Leasehold improvements	4,441	788	-	-	(429)	(119)	-	262	70	(2,601)	2,412
Machinery and equipment	2,281	308	-	-	(437)	(69)	-	172	151	(637)	1,769
Facilities	580	61	-	-	(67)	(11)	-	(18)	8	(270)	283
Furniture and fixtures	1,007	120	-	-	(193)	(16)	-	62	66	(340)	706
Construction in progress	275	746	-	-	-	(7)	-	(750)	17	(68)	213
Other	74	18	-	-	(28)	-	-	7	1	(38)	34
Total	17,219	2,182	-	(23)	(1,310)	(454)	121	(881)	1,560	(5,043)	13,371

Lease – right of use:
Buildings	7,023	2,001	1,403	-	(928)	(1,005)	-	(3)	402	(2,428)	6,465
Equipment	45	24	(7)	-	(15)	(1)	-	-	9	(6)	49
Land	3	-	-	-	-	-	-	-	-	-	3
	7,071	2,025	1,396	-	(943)	(1,006)	-	(3)	411	(2,434)	6,517
Total	24,290	4,207	1,396	(23)	(2,253)	(1,460)	121	(884)	1,971	(7,477)	19,888

(*)	The main effects are R$722 for transfers to held for sale and R$198 for intangibles and R$49 for investment properties

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	Balance at 12.31.2021			Balance at 12.31.2020
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	3,125	-	3,125	3,540	-	3,540
Buildings	4,751	(743)	4,008	5,219	(805)	4,414
Leasehold improvements	3,749	(1,940)	1,809	4,778	(2,366)	2,412
Machinery and equipment	4,201	(2,585)	1,616	4,438	(2,669)	1,769
Facilities	554	(357)	197	725	(442)	283
Furniture and fixtures	1,810	(1,196)	614	1,966	(1,260)	706
Construction in progress	171	-	171	213	-	213
Other	163	(130)	33	181	(147)	34
	18,524	(6,951)	11,573	21,060	(7,689)	13,371

Lease – right of use:
Buildings	8,774	(4,046)	4,728	10,069	(3,604)	6,465
Equipment	101	(63)	38	105	(56)	49
Land	9	(4)	5	7	(4)	3
	8,884	(4,113)	4,771	10,181	(3,664)	6,517
Total	27,408	(11,064)	16,344	31,241	(11,353)	19,888

14.2.	Guarantees

At December 31, 2021 and 2020, the Group had collateralized property and equipment items in relation to certain legal claims, as disclosed in note 21.8.

14.3.	Capitalized borrowing costs

Capitalized borrowing costs for the year ended December 31, 2021 were R$11 (R$15 for the year ended December 31, 2020). The rate used for the capitalization of borrowing costs was 153.04% of Brazilian CDI (150.67% in 2020), corresponding to the effective interest rate of the Group’s borrowings. The effective interest rate was 6.70% in 2021 (3.96% in 2020).

14.4.	Additions to property and equipment for cash flow presentation purposes are as follows:

	2021	2020

Additions (i)	1,474	4,207
Lease	(239)	(2,025)
Capitalized borrowing costs	(11)	(15)
Property and equipment financing - Additions (ii)	(1,149)	(2,001)
Property and equipment financing - Payments (ii)	960	2,123
Total	1,035	2,289

(i)	The additions are related to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.
(ii)	The additions to property and equipment above are presented to reconcile the acquisitions during the year with the amounts presented in the statement of cash flows net of items that did not impact cash flow.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)
14.5.	Other information

At December 31, 2021, the Group recorded in cost of sales an amount of R$264 (R$232 at December 31, 2020) related to the depreciation of its machinery, buildings and facilities related to the distribution centers.

15.	Intangible assets

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

Software development costs recognized as assets are amortized over their useful lives (5 to 10 years). The weighted average amortization rate is 11.47%, beginning the amortization when the assets become operational.

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

When applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, any gain or loss is recognized in the Statements of Income in the year the asset is derecognized.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	Balance at 12.31.2020	Additions	Impairment	Amortization	Write-off	Remeasurement	Exchange rate changes	Transfer (**)	Balance at 12.31.2021

Goodwill	750	-	-	-	-	-	(21)	-	729
Tradename	3,731	-	(22)	-	-	-	(324)	-	3,385
Commercial rights (note 15.2)	47	4	-	-	-	-	-	-	51
Contractual rights	3	-	-	-	-	-	-	-	3
Software	1,030	228	-	(214)	(2)	-	(13)	115	1,144
	5,561	232	(22)	(214)	(2)	-	(358)	115	5,312
Lease-right of use:
Right of use Paes Mendonça (*)	567	-	-	(47)	-	43	-	(150)	413
Software	36	-	-	(8)	-	-	-	-	28
	603	-	-	(55)	-	43	-	(150)	441
Total	6,164	232	(22)	(269)	(2)	43	(358)	(35)	5,753
(*)	Correspond to the premium paid for the renewal of the agreement with Paes Mendonça to operate certain stores until 2048.
(**)	Right-of-use value of R$150 reclassified to assets held for sale (Note 32)

	Balance at 12.31.2019	Additions	Amortization	Write-off	Remeasurement	Exchange rate changes	Transfer	Deconsolidation Sendas	Balance at 12.31.2020

Goodwill	1,314	-	-	-	-	39	15	(618)	750
Tradename	3,059	-	-	-	-	700	12	(40)	3,731
Commercial rights (note 15.2)	136	6	-	-	-	-	-	(95)	47
Contractual rights	3	-	(1)	-	-	13	(12)	-	3
Software	888	191	(179)	(2)	-	19	183	(70)	1,030
	5,400	197	(180)	(2)	-	771	198	(823)	5,561
Lease-right of use:
Right of use Paes Mendonça (*)	780	-	(47)	-	49	-	-	(215)	567
Software	56	1	(21)	-	-	-	-	-	36
	836	1	(68)	-	49	-	-	(215)	603
Total	6,236	198	(248)	(2)	49	771	198	(1,038)	6,164
(*)	Correspond to the premium paid for the renewal of the agreement with Paes Mendonça to operate certain stores until 2048.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	Balance at 12.31.2021				Balance at 12.31.2020
	Cost	Accumulated amortization		Net	Cost	Accumulated amortization		Net

Goodwill	1,587	(858)	(*)	729	2,478	(1,728)	(*)	750
Tradename	3,385	-		3,385	3,731	-		3,731
Commercial rights (note 15.2)	54	(3)		51	47	-		47
Contractual rights	6	(3)		3	5	(2)		3
Software	2,165	(1,021)		1,144	2,012	(982)		1,030
	7,197	(1,885)		5,312	8,273	(2,712)		5,561
Lease-right of use:
Right of use Paes Mendonça	543	(130)		413	653	(86)		567
Software	170	(142)		28	120	(84)		36
	713	(272)		441	773	(170)		603
Total intangibles	7,910	(2,157)		5,753	9,046	(2,882)		6,164
(*)	Refers to amortizations recorded previously prior to the first time adoption of the IFRS.

15.1.	Impairment assessment on intangible assets with indefinite useful life, including goodwill

The impairment test of intangibles uses the same practices described in Note 14 Property and equipment.

For impairment testing purposes, goodwill acquired through business combinations and tradenames (brands) with indefinite life were allocated to a group of cash generating units, which correspond to our operating segments. They are Brazilian retail and Éxito Group.

CGU’s recoverable value is calculated using the value in use based on estimated cash flow based on financial budgets approved by Board of Directors for the next three years. The discount rate used on our retail segment cash flow projections was 10.6% (7.9% in 2020), and the cash flows exceeding the three-year period are extrapolated using a 4.8% growth rate (4.6% on December 31, 2020).  Based on this analysis no impairment charges were recorded.

The Éxito Group discount rate applied to cash flow projections is 7.4% (and cash flows exceeding the three-year period are extrapolated using a growth rate of 3%) in Colombia. Based on this analysis, R$ 22 impairment charges were recorded.

Sensitivity analysis

Based on the probable scenario, a sensitivity analysis was made for a 0.5 percentage points increase / decrease in the discount rate and growth rate. In any combination, the value of the segment's cash flow is higher than its book value. As a result of this analysis, there was no need to record a provision for impairment of these assets.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)
15.2.	Commercial right

Commercial rights are the right to operate the stores under acquired rights, or through business combinations.

Commercial rights are considered recoverable either through the expected cash flows of the related store or the sale to third parties.

Commercial rights with a defined useful life are tested using the same assumptions for the Company's impairment test, following the term of use of these assets.

15.3.	Additions to intangible assets for cash flow presentation purposes:

	2021	2020

Additions	232	198
Intangible assets financing - Addition	-	(1)
Intangible assets financing - Payments	-	4
Total	232	201

16.	Trade payables, net

	2021	2020

Product suppliers	9,591	10,907
Service suppliers	870	904
Bonuses from suppliers (note 16.2)	(383)	(387)
	10,078	11,424

16.1.	Agreement between suppliers, the Group and banks

The Group entered into certain agreements with financial institutions in order to allow suppliers to use the Group's lines of credit, and to anticipate receivables arising from the sale of goods and services.

These transactions were assessed by management that determined that they have commercial characteristics, since there are no changes to the original terms of the payables in relation to price and / or terms, including financial charges. The anticipation is also solely at the suppliers’ discretion.

The Group also has commercial transactions increasing payment terms, as part of its commercial activities, without financial charges.

16.2.	Bonuses from suppliers

It includes considerations and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing campaigns, freight reimbursements, and other similar programs. The settlement of these receivables is through offsetting the amounts payable to suppliers, according to the terms of supply agreements.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

17.	Borrowings and financing

17.1.	Debt breakdown
	Weighted average rate	2021	2020

Debentures and promissory note
Debentures, certificate of agribusiness receivables and promissory notes (note 17.4)	CDI + 1.59% per year	4,613	4,598
		4,613	4,598

Borrowings and financing
Local currency
BNDES		-	-
Working capital	CDI + 1.89% per year	2,737	2,689
Working capital	TR + 9.80 % per year	11	13
Swap contracts (note 17.7)	CDI – 0.08% per year	(1)	(2)
Unamortized borrowing costs		(11)	(13)
		2,736	2,687
Foreign currency (note 17.5)
Working capital	USD + 2.12% per year	448	271
Working capital	IBR 1M + 1.45%	276	-
Working capital	IBR 3M + 1.6%	959	1,534
Working capital Argentina	Pre: 39.52%	-	26
Credit letter		12	12
Swap contracts (note 17.7)	CDI + 1.70% per year	7	12
Swap contracts (note 17.7)	IBR 3M + 1.6%	-	1
Unamortized borrowing costs		-	(1)
		1,702	1,855
Total		9,051	9,140

Current assets		-	-
Non-current assets		1	11
Current liabilities		1,470	2,309
Non-current liabilities		7,582	6,842

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

17.2.	Changes in borrowings
At December 31, 2020	9,140
Additions	4,860
Accrued interest	500
Accrued swap	(7)
Mark-to-market	15
Monetary and exchange rate changes	20
Borrowing cost	15
Interest paid	(482)
Payments	(4,842)
Swap paid	(23)
Foreign currency translation adjustment	(145)
At December 31, 2021	9,051

At December 31, 2019	14,108
Additions	7,262
Accrued interest	755
Accrued swap	(343)
Mark-to-market	14
Adjustment to present value	115
Monetary and exchange rate changes	331
Borrowing cost	53
Interest paid	(774)
Payments	(5,125)
Swap paid	333
Foreign currency translation adjustment	173
Deconsolidation Sendas	(7,762)
At December 31, 2020	9,140

17.3.	Maturity schedule of non-current borrowings and financing
Year

From 1 to 2 years	2,724
From 2 to 3 years	1,689
From 3 to 4 years	1,334
From 4 to 5 years	1,252
After 5 years	599
Subtotal	7,598

Unamortized borrowing costs	(17)
Total	7,581

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

17.4.	Debentures, Promissory Note and Certificate of Agribusiness Receivables

				Date				Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Financial charges	Unit price (in reais)	12.31.2021	12.31.2020

15th Issue of Debentures – CBD	No preference	800	-	01/17/18	01/15/21	-	-	-	451
16th Issue of Debentures – CBD (1st series)	No preference	700	-	09/11/18	09/10/21	-	-	-	711
16th Issue of Debentures – CBD (2nd series)	No preference	500	-	09/11/18	09/12/22	-	-	-	521
17th Issue of Debentures - CDB	No preference	2,000	2,000,000	01/06/20	01/06/23	CDI + 1.45% per year	1,038	2,075	2,033
4th Issue of Promissory Notes – CBD	No preference	800	-	01/10/19	01/09/22	-	-	-	891
18th Issue of Debentures – CBD (1st series)	No preference	980	980,000	05/14/21	05/10/26	CDI + 1.70% per year	1,014	994	-
18th Issue of Debentures – CBD (2nd series)	No preference	520	520,000	05/14/21	05/10/28	CDI + 1.95% per year	1,014	527	-
5th Issue of Promissory Notes – CBD (1st series)	No preference	500	500	07/30/21	07/30/25	CDI + 1.55% per year	1,033,886	517	-
5th Issue of Promissory Notes – CBD (2nd series)	No preference	500	500	07/30/21	07/30/26	CDI + 1.65% per year	1,034,314	517	-
Borrowing cost							-	(17)	(9)
								4,613	4,598

Current liabilities								1,089	1,220
Non-current liabilities								3,524	3,378

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

GPA issues debentures to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

The amortization of the 1st series of the 18th issuance of debentures occurs with payments in two installments in 2025 and 2026 with the semiannual remuneration and the 2nd series of the 18th issuance occurs with payments in two installments in 2027 and 2028 with the semiannual remuneration and for the 17th issuance the payment will be made in two installments in the years 2022 and 2023. The amortization and remuneration of the 5th issue of promissory notes will occur with an exclusive payment at maturity.

On January 17, 2018, CBD performed the 15th issuance of simple debentures, non-convertible into shares, unsecured, in a single series. The resources are used to increase working capital and to extend the indebtedness profile. The amount of R$ 800 matured on January 15, 2021, which accrued interest of 104.75% of CDI, and was fully paid at that date.

On September 11, 2018, CBD launched the 16th issuance of simple debentures, non-convertible to shares, unsecured, in two series. The proceeds were used to increase working capital and extend the indebtedness profile. The total amount of R$ 1,200, being the first series matured on September 10, 2021 and the second series matures on September 10, 2022, with interest of 106.00% of CDI for the first series and 107.40% for the second series with semiannually payment. These second series were paid in advance on November 10, 2021.

On December 17, 2018, CBD approved the 4th issue of promissory notes in a single series. The resources were used to increase working capital and extend the indebtedness profile. The total amount was R$800, and paid interest of 105.75% of CDI. The promissory note would mature on January 9, 2022 but was paid in advance on August 13, 2021.

On January 6, 2020, CBD launched the 17th issuance of simple debentures, non-convertible to shares, unsecured, in single series. The resources are used to increase working capital and to extend the indebtedness profile. The total amount of R$ 2,000 has two maturities on January 6, 2022 and 2023, with interest of CDI + 1.45% that will be paid semiannually.

On the second quarter of 2021, the 18th issuance of simple, non-convertible, unsecured debentures took place, in up to 2 series, with maturity between 5 and 7 years, in the amount of R$1,500 for public distribution with restricted placement efforts.

On July 20, 2021, the Company's Board of Directors approved its 5th issue of commercial promissory notes, in 2 series, with maturity between 4 and 5 years, in the total amount of R$1,000 for public distribution with efforts placement restrictions.

The debentures and promissory notes are used to reinforce working capital and/or lengthen the debt profile.

17.5.	Borrowings in foreign currencies

On December 31, 2021 the Group has loans in foreign currencies (US dollar) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

17.6.	Guarantees

The Group has signed promissory notes for some loan contracts.

17.7.	Swap contracts

The Group uses swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective to protect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate in December 2021 was 4.42% (2.76% as of December 31, 2020).

17.8.	Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies and working capital, the Company is required to maintain certain debt financial covenants. In connection of the reorganization disclosed, certain conditions were renegotiated. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At December 31, 2021, GPA complied with these ratios.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

18.	Financial instruments

The main financial instruments and their carrying amounts, by category, are as follows:

	Carrying amount
	2021	2020

Financial assets:
Amortized cost
Cash and cash equivalents	8,274	8,711
Related parties - assets	517	154
Trade receivables and other receivables	1,589	1,614
Others assets	9	48
Fair value through profit or loss
Financial instruments – Fair value hedge	1	11
Financial instruments about lease – Fair value hedge	9	1
Suppliers’ financial instruments – Fair value hedge	15	-
Others assets	2	2
Fair value through other comprehensive income
Trade receivables - credit card companies and sales vouchers	95	113
Others assets	28	28
Financial liabilities:
Other financial liabilities - amortized cost
Related parties – liabilities	(467)	(194)
Trade payables	(10,078)	(11,424)
Financing for purchase of assets	(250)	(100)
Debentures and promissory notes	(4,613)	(4,598)
Borrowings and financing	(3,973)	(4,247)
Lease	(6,118)	(8,372)
Fair value through profit or loss
Borrowings and financing (Hedge accounting underlying)	(459)	(284)
Financial instruments – Fair Value Hedge – liabilities side	(7)	(22)
Financial instruments about lease – Fair value hedge – liabilities side	-	(2)
Suppliers financial instruments - Fair value hedge - liabilities side	(1)	(25)
Disco Group put option (*)	(701)	(636)
(*)	See note 18.3.

The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 18.3. The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions.

18.1	Considerations on risk factors that may affect the business of the Group

(i)	Credit risk
•	Cash and cash equivalents: in order to minimize credit risk, the Group adopts investment policies at financial institutions approved by the Group’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)
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

Éxito Group uses derivatives to hedge foreign currency exchange rate on goods imports and leases.

(iv)	Capital risk management

The main objective of the Group’s capital management is to ensure that the Group maintain its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Group manages the capital structure and makes adjustments taking into account changes in the economic conditions.

The Group capital structure is as follows:

	2021	2020

Cash and cash equivalents	8,274	8,711
Financial instruments – Fair value hedge	17	(37)
Borrowings, financing and debentures	(9,045)	(9,129)
Other liabilities with related parties (*)	(145)	(120)
Net financial debt	(899)	(575)
Shareholders’ equity	(16,380)	(16,807)

Net debt to equity ratio	5%	3%
(*)	Represents amount payable to Greenyellow related to the purchase of equipment.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

(v)	Liquidity risk management

The Group manages liquidity risk through the daily analysis of cash flows and maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Group’s financial liabilities as at December 31, 2021.

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	2,016	9,285	587	11,888
Lease liabilities	1,369	4,042	3,690	9,101
Trade payables	10,078	-	-	10,078
Total	13,463	13,327	4,277	31,067

(vi)	Derivative financial instruments

Swap transactions are designated as fair value hedges, with the objective to hedge the exposure to changes in foreign exchange rates and fixed interest rates (U.S. dollars), converting the debt into domestic interest rates and currency.

At December 31, 2021 the notional amount of these contracts was R$469 (R$301 at December 31, 2020). These transactions are usually contracted under the same terms of amounts, maturities, and carried out with the financial institution of the same economic group, observing the limits set by Management.

According to the Group’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” and “forwards” transactions to hedge against debts.

The Group calculates the effectiveness of hedge transactions at the inception date and on a continuing basis. Hedge transactions contracted in the year ended December 31, 2021 were effective in relation to the covered risk. For derivative transactions that qualify as hedge accounting, the debt, which is the hedged item, is also adjusted to fair value.

		Notional value		Fair value
		2021	2020	2021	2020
Fair value hedge
Hedge object (debt)		469	301	459	284

Long position (buy)
Prefixed rate	TR + 9.80% per year	22	21	11	13
US$ + fixed	USD + 1.70% per year	447	280	448	271
		469	301	459	284
Short position (sell)
	CDI + 1.66% per year	(469)	(301)	(465)	(294)

Hedge position - asset		-		1	11
Hedge position - liability		-		(7)	(21)
Net hedge position		-	-	(6)	(10)

Realized and unrealized gains and losses on these contracts during the year ended December 31, 2021 are recorded as financial income or expenses and the balance payable at fair value is R$6(receivable from R$10 as of December 31, 2020). Assets are recorded as “Financial instruments” and liabilities as “Borrowings and financing”.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The effects of the fair value hedge recorded in the Statements of Income for the year ended December 31, 2021 resulted in a gain of R$105 (gain of R$282 as of December 31, 2020).

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

18.2	Sensitivity analysis

According to Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3, on the maturity dates of each transaction.

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, the Management considers an increase of 10% and a decrease of 10% was taken into account, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$6.17 on the reporting date, and the interest rate weighted was 11.79% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges objects, indicating that the effects are not significant.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The Group disclosed the net exposure of the derivative financial instruments, each of the scenarios mentioned above in the sensitivity analysis as follows:

(i)	Other financial instruments

Transactions	Risk (CDI variation)	Balance at 2021	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	CDI-0.08% per year	(10)	(1)	(1)	(1)
Fair value hedge (exchange rate)	CDI+1.70% per year	(455)	(63)	(69)	(58)
Debentures and promissory notes	CDI+1.59% per year	(4,630)	(584)	(643)	(526)
Bank loans	CDI+1.89% per year	(2,737)	(345)	(380)	(311)
Total borrowings and financing exposure		(7,832)	(993)	(1,093)	(896)

Cash and cash equivalents (*)	93.51% of CDI	4,598	503	553	453
Net exposure		(3,234)	(490)	(540)	(443)

(*)	Weighted average

The Éxito Group's sensitivity analysis considers the economic environment in which this company operates. In scenario I, the observable rates are used. In scenario II it is considered an increase of 10% and in scenario III it is a decrease of 10%.

Scenario I: Reference Bank Index in Colombia (IBR) available 3.4180%.

Scenario II: 0.34180% increase in IBR

Scenario III: 0.34180% decrease in IBR

		Market projection
Transactions	Balance 2021	Scenario I	Scenario II	Scenario III

Bank loans and swap	(1,224)	-	55	(58)

18.3	Fair value measurements

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The data used in fair value models are obtained, whenever possible, from observable markets or from information in comparable transactions in the market, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models. Judgment is used in the determination of assumptions in relation to liquidity risk, credit risk and volatility. Changes in assumptions may affect the reported fair value of financial instruments.

The fair values of cash and cash equivalents, trade receivables and trade payables approximate their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, for which the fair value is disclosed in the consolidated financial statements:

	Carrying amount	Fair value
	12.31.2021	12.31.2021	Level
Financial assets and liabilities
Trade receivables with credit card companies and sales vouchers	95	95	2
Cross-currency interest rate swap	(7)	(7)	2
Interest rate swaps	10	10	2
Forward between Currencies	14	14	2
Borrowings and financing (FVPL)	(459)	(459)	2
Borrowings and financing and debentures (amortized cost)	(8,586)	(8,451)	2
Disco Group put option (*)	(701)	(701)	3
Total	(9,634)	(9,499)
(*)	Non-controlling shareholders of Group Disco del Uruguay S.A., Éxito Group’s subsidiary has an exercisable put option based on a formula that uses data such as net income, EBITDA - earnings before interest, taxes, depreciation and amortization - and net debt, in addition to fixed amounts determined in the contract and the exchange variation applicable for conversion to the functional currency. This put option is presented in “Acquisition of non-controlling interest”.

There were no changes between the fair value measurements hierarchy levels during the year ended December 31, 2021.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

18.4	Consolidated position of derivative transactions

The Group has derivative contracts with the following financial institutions: Itaú BBA, Scotiabank, Bogotá Bank, BBVA, Davivenda, Bancolombia, Santander, Banco Popular, Banco Occidente, Corpbanca and Corficolombia.

The outstanding derivative financial instruments are presented in the table below:

Risk	Notional (millions)	Due date	2021	2020

Debt
USD - BRL	US$ 50	2023	(7)	(12)
Interest rate - BRL	R$ 21	2026	1	2
Derivatives - Fair value hedge - Brazil			(6)	(10)

Lease liability
USD - COP	US$ 1	2022	-	1

Debt
Interest rate - COP	COP 108,750	2021	-	(2)
Interest rate - COP	COP 108,750	2022	-	(1)
Interest rate - COP	COP 102,708	2022	1	-
Interest rate - COP	COP 200,000	2023	7	-
			8	(3)

Trade payables
EUR - COP	EUR 3	2021	-	(2)
USD - COP	USD 35	2021	-	(23)
USD - COP	USD 105	2022	15	-
			15	(25)

Derivatives – Éxito Group			23	(27)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

19.	Taxes payable

In Brazil, revenue from sales of goods or services are subject to taxation by State Value-Added Tax (“ICMS”) and Services Tax (“ISS”), calculated based on the rates applicable to each state and city, as well as contributions for the Social Integration Program (“PIS”) and Social Security Financing (“COFINS”), and are presented as a reduction of sales revenue.

Revenue and expenses are recognized net of taxes, except when the taxes paid on the purchase of assets or services is not recoverable from the tax authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as cost or expense item, as applicable.

19.1 Taxes and contributions payable and taxes payable in installments are as follows:

	2021	2020

Taxes payable in installments - Law 11,941/09 (ii)	177	244
Taxes payable in installments – PERT(i)	115	151
ICMS	82	99
PIS and COFINS	9	9
Provision for income tax and social contribution	17	13
Withholding Income Tax	4	2
INSS	6	5
Other	47	25
Taxes payable – Éxito Group	276	285
	733	833

Current	580	585
Non-current	153	248

(i)	In 2017, the Group decided to include certain federal tax debts in the Special Program on Tax Settlements – PERT (“PERT Program.”) The program allows the payment of certain taxes in monthly installments, and granted discounts on interest and penalties. The Group included tax debts related to (i) tax assessments over purchase transactions, manufacturing and exports sales of soil beans (PIS/COFINS), (ii) non-validation of tax offsets (IRPJ, PIS/COFINS); and other tax debts previously classified as possible risks related mainly to CPMF(Contribuição provisória sobre movimentação financeira) and other claims - (See note 22.2). The PERT liability is being settled in monthly installments up to 12 years. The Group is in compliance with the obligations assumed under the PERT Program.
(ii)	Federal tax installment payment program, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, a special federal tax and social security debt installment program, for debts overdue until November 2008, which granted several benefits to its participants, such as reduction of fines, interest rates and penalties, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months, use of restricted deposits linked to the claim to reduce the balance. The program also allows the gains arising from reduction of fines and penalties not to be taxable for income taxes purposes. The Group is in compliance with the terms and conditions of these tax payment program.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

19.2	Maturity schedule of taxes payable in installments in non-current liabilities:

From 1 to 2 years	86
From 2 to 3 years	32
From 3 to 4 years	12
From 4 to 5 years	23
153

20.	Income tax and social contribution

Current income tax and social contribution

Current income tax and social contribution assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those enacted or substantially enacted at the balance sheet date.

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income, at the statutory rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$240,000 for IRPJ, and 9% for CSLL, and it is paid by each legal entity. According to tax legislation in Brazil there is not a Group´s Corporate Tax Return, and each legal entity have its own tax obligations. The Company does not pay social contribution based on a lawsuit that was final and favorable in the past, therefore the rate is 25%.

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

Deferred taxes related to items directly recognized in equity are also recognized in equity and not in the Statements of Income.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Deferred income tax and social contribution assets and liabilities are offset if there is a legal or contractual right to offset tax assets against income tax liabilities, and relates to the same taxpayer entity and to the same tax authority.

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

20.1	Income tax and social contribution effective rate reconciliation
	2021	2020	2019

Income (loss) before income tax and social contribution (Continued operations)	369	1,901	(368)
Credit (expense) of Income tax and social contribution expense at the nominal rate (*)	(134)	(542)	105
Tax penalties	(16)	(11)	(16)
Share of profit of associates	(11)	19	(2)
Interest on own capital	114	(78)	(4)
Tax benefits	28	12	6
Sendas spin-off	-	(74)	-
Tax Credits (**)	238	-	-
Subsidy for investments (****)	557	-	-
Tax on results earned abroad (***)	(106)	-	-
Provision for non-realization of tax losses (***)	(51)	-	-
Other permanent differences	(25)	12	6
Effective income tax and social contribution expense	594	(662)	95

Credit (expense) income tax and social contribution expense for the year:
Current	(82)	(371)	249
Deferred	676	(291)	(154)
Credit (expense) income tax and social contribution expense	594	(662)	95
Effective rate	-160.98%	34.82%	25.82%

(*)	The nominal rate is 34% for subsidiaries based in Brazil, 31% (32% -2020) for those based in Colombia, 25% for those based in Uruguay and 30% for those based in Argentina. The Company does not pay social contribution based on a lawsuit that was final and favorable in the past, therefore the rate is 25%.
(**)	In September 2021, the Federal Supreme Court (STF) ruled, in terms of general repercussion, for the unconstitutionality of the collection of IRPJ and CSLL on amounts related to Selic interest arising from tax overpayments. Indeed, in 2021, the Company recorded income tax credits in the amount of R$238, of which R$18 was recorded under Recoverable Taxes and R$220 in the reversal of deferred income tax liabilities.
(***)	Amounts related to taxes calculated on subsidiaries abroad, related to entities in Éxito. Additionally, provisions were made for tax losses on subsidiaries with merger plans by management.
(****)	Certain Company operations benefit from state tax incentives which, pursuant to article 30 of Law No. 12,973/14 and Complementary Law No. 160/17, could be characterized as investment subsidies. The Company recorded the credit in 2021 based on its and legal advisors' opinion about the judgment in Higher Chamber of the Administrative Tax Appeals Council ("CSRF"). For the year ended December 31, 2021, the respective amounts were excluded from the IRPJ calculation basis.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

20.2	Breakdown of deferred income tax and social contribution

	2021			2020
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	1,145	-	1,145	514	-	514
Provision for contingencies	397	-	397	376	-	376
Goodwill tax amortization	-	(481)	(481)	-	(496)	(496)
Mark-to-market adjustment	-	(7)	(7)	-	(6)	(6)
Fixed assets, tradename and investment property	-	(1,710)	(1,710)	-	(1,686)	(1,686)
Unrealized gains with tax credits	-	(239)	(239)	-	(402)	(402)
Net adjustments of IFRS 16	285	-	285	389	-	389
Cash flow hedge	-	(7)	(7)	11	-	11
Other	96	-	96	29	-	29
Presumed profit on equity of Éxito	167	-	167	237	-	237
Deferred income tax and social contribution	2,090	(2,444)	(354)	1,556	(2,590)	(1,034)

Off-set assets and liabilities	(1,509)	1,509	-	(1,556)	1,556	-
Deferred income tax and social contribution assets/(liabilities), net	581	(935)	(354)	-	(1,034)	(1,034)

Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income. This assessment was based on information from the strategic planning report previously approved by the Group’s Board of Directors.

The Company estimates the recovery of the deferred tax assets as follows:

Up to one year	387
From 1 to 2 years	304
From 2 to 3 years	248
From 3 to 4 years	307
From 4 to 5 years	369
Above 5 years	475
2,090

20.3	Movement in deferred income tax and social contribution
	2021	2020	2019

Opening balance	(1,034)	(858)	(225)
Credit (expense) for the year – Continuing operations	676	(291)	(154)
Credit (expense) for the year - Discontinued operations	-	214	(122)
Tax on discontinued operations	-	-	314
Income tax related to OCI - Continuing operations	-	-	1
Income tax related to OCI - Discontinued operations	-	-	(20)
Business combination	-	-	(747)
Exchange rate changes	13	(188)	(18)
Assets held for sale and discontinued operations	-	-	122
Deconsolidation - Sendas	-	91	-
Other	(9)	(2)	(9)
At the end of the period	(354)	(1,034)	(858)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

21.	Provision for contingencies

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the obligation can be reliably estimated. The expense related to the provision is recognized in Statements of Income for the year, net of any reimbursement. In case of attorney’s fees in favorable court decisions, the Group’s policy is to record a provision when fees are incurred, i.e., upon final judgment on lawsuits, as well as disclose in notes the estimated amounts involved in lawsuits in progress.

In order to assess the outcome´s probability the Group considers available evidence, the hierarchy of laws, prior court decisions in similar cases and their legal significance, as well as the legal counsel’s opinion.

The provision for contingencies is estimated by the Group’s management, supported by its legal counsel, for an amount considered sufficient to cover probable losses.

	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2020	937	303	145	1,385
Additions	136	180	161	477
Payments	(22)	(82)	(57)	(161)
Reversals	(219)	(77)	(44)	(340)
Monetary adjustment	21	38	34	93
Exchange rate changes	(8)	(1)	(3)	(12)
Balance at December 31, 2021	845	361	236	1,442

	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2019	841	319	145	1,305
Additions	331	166	166	663
Payments	(13)	(75)	(73)	(161)
Reversals	(67)	(83)	(70)	(220)
Monetary adjustment	(3)	38	21	56
Exchange rate changes	17	2	5	24
Deconsolidation Sendas (*)	(169)	(64)	(49)	(282)
Balance at December 31, 2020	937	303	145	1,385

(*)	As result of the Sendas’ spin-off, the balances of provisions for legal demands totaling R$ 282 were deconsolidated, of which R$169 of tax contingencies, R$64 of labor contingencies, and R$49 of civil contingencies and others.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

21.1	Tax

As per prevailing legislation, tax claims are subject to monetary restatement, which refers to an adjustment to the provision for tax claims according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and penalties, when applicable, were computed and fully provisioned.

The main provisioned tax claims are as follows:

ICMS

There are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions the Group accrued R$292 (R$292 in December 2020) representing the estimation of probable loss evaluated by management based on documentation evidence aspect of the claims.

Supplementary Law 110/2001

The Group claims in court the eligibility to not pay to the Government Severance Indemnity Fund for Employees (FGTS) costs. The accrued amount as of December 31, 2021 is R$51 (R$60 in December 31, 2020).

Other tax claim

According to the assessment of its external legal counsel, were provisioned by the Group refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) undue credit (iii) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (iv) IPI requirement on the resale of imported products; (v) discussions related to IPTU (vi) other minor claims. The amount accrued for these claims as of December 31, 2021 was R$437 (R$497 as of December 31, 2020).

Indemnification with Sendas

The Company is responsible for the legal proceedings of Sendas Distribuidora prior to Assai's activity. At December 31, 2021, the accrued amount of tax lawsuits is R$96, of which R$69 is tax, R$14 labor and R$13 civil (R$166 at December 31, 2020).

Éxito Group

Éxito and its subsidiaries have tax claims related to value added tax, property tax and industry and commerce taxes in the accrued amount of R$65 at December 31, 2021 (R$88 at December 2020).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

21.2 Labor and social security taxes

The Group is part in various labor lawsuits mainly due to termination of employees in the ordinary course of business. At December 31, 2021, the Group recorded a provision of R$361 (R$303 as of December 31, 2020). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when the related amounts can be reasonably estimated, based on past experiences in relation to the amounts claimed.

21.3 Civil and others

The Group is part in civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. Management records a provision for amounts it considers sufficient to cover unfavorable court decisions, when its internal and external legal counsels assess that a negative outcome is probable.

Among these lawsuits, we highlight the following:

•	The Group is part in various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Group recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the owner of the property, when its internal and external legal counsels assessed that it is probable that such difference will be actually paid by the Group. As of December 31, 2021, the amount accrued for these lawsuits is R$100 (R$34 as of December 31, 2020), for which there are no corresponding restricted deposits.
•	The Group is part of claims related to penalties applied by regulatory agencies, from the Federal, State and Municipal Administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Management, with the assistance of its legal counsels, assessed these claims, and recorded a provision. On December 31, 2021 the amount accrued for this provision is R$56 (R$40 on December 31, 2020).
•	The subsidiary Éxito and its subsidiaries respond to certain lawsuits related to civil liability claims, lawsuits for rental conditions and other matters in the accrued amount of R$30 on December 31, 2021 (R$35 on December 31, 2020).
•	In relation to the provisioned amounts remaining for other civil jurisdiction claims on December 31, 2021, it is an accrual of R$50 (R$36 on December 31, 2020).

Total civil lawsuits and other claims as of December 31, 2021 amount to an accrual of R$236 (R$145 as of December 31, 2020).

21.4	Possible contingent liabilities

The Group is part of other litigations for which an outcome has been assessed by Management with the support of legal advisors as possible, therefore, the Group has not recorded a provision. Possible losses amounted to R$12,123 as of December 31, 2021 (R$10,081 on December 31, 2020), and are mainly related to:

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

•	INSS (Social Security Contribution) –The Group was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, totaling R$576, as December 31, 2021 (R$473 as of December 31, 2020). The claims are under administrative and court discussions. On August 28, 2020, the Federal Supreme Court (STF), in a general repercussion decision, recognized the constitutionality of the incidence of social security contributions on one-third vacation pay. The Company has been following the development of these issues, and together with its legal advisors, has concluded that the elements until now do not require to record a provision for losses.
•	IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – Group has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$750 as of December 31, 2021 (R$575 as of December 31, 2020).
•	COFINS, PIS and IPI – the Group has been challenged about offsets of IPI credits acquired from third parties with a final and an-appeal over the decision, fine for failure to comply with accessory obligations, taxation of discounts received from suppliers, disallowance of COFINS and PIS credits, among other minor claims. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$4,662 as December 31, 2021 (R$2,940 as of December 31, 2020).
•	ICMS – The Group received tax assessment notices by the State tax authorities in relation to: (i) utilization of energy bills credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) purchases of merchandise for resale (own ICMS); (iv) resulting from financed sales; and (v) among other matters. The total amount of these assessments is R$5,660, as of December 31, 2021 (R$5,572 as of December 31, 2020), which await a decision at the administrative and court levels.
•	Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, penalties for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$142 as December 31, 2021 (R$143 as of December 31, 2020), which await decision at the administrative and court levels.
•	Other litigations – these refer to administrative proceedings and lawsuits in which the Group claims the renewal of rental agreements and setting of rents according to market values in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, totaling R$327 as December 31, 2021 (R$374 as of December 31, 2020).
•	The subsidiary Éxito and its subsidiaries have an amount of R$6 of lawsuits with possible losses on December 31, 2021 (R$4 as of December 31, 2020), mostly related to tax claims.

The Group is part of other tax claims, including the improper tax deduction of goodwill amortization, for which, based on the management’s understanding and assessment of external legal counsel, the Group has the right for an indemnization from its former and current shareholders, related to the years 2007 to 2013. These assessments amounted to R$1,467 on December 31, 2021 (R$1,432 on December 31, 2020).

The Group is responsible for the legal processes of GLOBEX prior to the association with Casas Bahia (Via Varejo). As of December 31, 2021, the amount involved in tax proceedings is R$474 (R$456 as of December 31, 2020).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The Company is responsible for the legal proceedings of Sendas Distribuidora prior to the Assai activity. At December 31, 2021, the amount involved is R$1,270, of which tax R$1,234 and civil and others R$36 (R$1,420 at December 31, 2020).

The Group engages external legal counsels to represent it in the tax assessments, whose fees are contingent on the final outcome of the lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of December 31, 2021 the estimated amount, in case of success in all lawsuits, is approximately R$157 (R$174 as of December 31, 2020).

21.5	Restricted deposits for legal proceedings

The Group is challenging the payment of certain taxes, contributions and labor-related obligations and has made restricted deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Group has recorded restricted deposits as follows.

	2021	2020

Tax	206	123
Labor	498	407
Civil and other	27	33
Total	731	563

21.6	Guarantees

Lawsuits	Property and equipment		Letter of Guarantee		Total
	2021	2020	2021	2020	2021	2020

Tax	723	733	9,924	10,022	10,647	10,755
Labor	-	-	1,153	613	1,153	613
Civil and other	9	9	495	558	504	567
Total	732	742	11,572	11,193	12,304	11,935

The cost of letter of guarantees is approximately 0.46% per year of the amount of the lawsuits and is recorded as financial expense.

21.7	Deduction of ICMS from the calculation basis for PIS and COFINS

The Group has claimed the right to deduct ICMS taxes from the calculation basis of PIS and COFINS. On March 15, 2017, the Supreme Court ruled that ICMS should be excluded from the calculation basis of PIS and COFINS. The Attorney General's Office of the National Treasury (PGFN), in turn, appealed against this decision, with the aim of modulating its effects and clarifying which ICMS value should, after all, be object of suppression from the PIS and COFINS bases.

In 2019, some of the Company's subsidiaries obtained a favorable decision in their own proceedings, resulting in the recording of tax credits in the amount of R$382, of which R$198 in the financial result.

On October 29, 2020, a final decision was issued in favor of the Company and granted a tax credit, of R$1,609 (of which R$613 in the financial result), as of December 31, 2020, net of provisions for portions that are eventually considered unrealizable. On May 13, 2021, the STF considered the appeals presented by PGFN in relation to that decision taken on March 15, 2017 and expressed an understanding in line with that of the Company and its legal advisors.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

During calendar year 2021, the Company reassessed the tax credit, reversing part of the provisions previously constituted in the amount of R$280 (R$109 of which in the financial result).

The calculations prepared by the Company are based on the understanding of its legal advisors and the estimated realization of the asset is, at most, 7 (seven) years.

Similarly, Via Varejo obtained a favorable decision in May, 2020, which includes amount for which GPA is entitled to be reimbursed for, according to the terms of the association agreement signed between GPA and the Klein family in the transaction that created Via Varejo. The periods which GPA is entitled to be reimbursed relate to the subsidiary Globex (that was merged in the formation of Via Varejo) for the years between 2003 and 2010. CBD has already recognized in fiscal year 2020, R$231 of a receivable with Via Varejo. The related gain was recognized in the net result of discontinued operations. In addition, the Company believes it is entitled to an outstanding amount of R$277, to be confirmed by documents to be provided by Via Varejo.

21.8	Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration (“Proceeding”) filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península").

The Proceeding discussed the calculation of the rental fees and other operational matters related to 60 stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years, which may be extended for an additional 20-year term, at CBD’s discretion.

As communicated to the market, on July 7, 2021, the parties reached an agreement to amicably resolve past disputes and terminate the Proceedings. The agreement improved the Agreements, maintaining the long-term lease term of 20 years, renewable for another 20 years at CBD's discretion, but introduced new rules that are more adapted to the current market, which allow for the optimization of the use of properties and bring potential for gain for both Parties with the best use of real estate spaces. As a result of this agreement, the Company recorded in the result the amount of R$17 in other operating expenses, in addition to the remeasurement related to contractual changes in accordance with IFRS 16.

22	Leases
22.1	Lease obligations

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The Group as lessee

The Group evaluates its lease agreements in order to identify lease terms for a right to use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US$5,000 (five thousand dollars).

The contracts are then recorded, when the lease begins, as a Lease Liability against the Right of Use (notes 14 and 15), both at the present value of the minimum lease payments, using the interest rate implicit in the contract, if this can be used, or an incremental borrowing rate considering loans obtained by the Group.

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

The Group as lessor

Leases where the Group does not substantially transfer all the risks and rewards of ownership of the asset are classified as operating leases. The initial direct costs of negotiating operating leases are added to the book value of the leased asset and recognized over the term of the contract, on the same basis as rental income.

Variable rents are recognized as income in the years in which they are earned.

Aging of leases liability:

Leasing contracts totaled R$6,118 as of December 31, 2021 (R$8,374 as of December 31, 2020), as presented in the following table:

	2021	2020

Lease liability – minimum lease payments:
Up to 1 year	895	947
1 - 5 years	2,807	3,053
Over 5 years	2,416	4,374
Present value of finance lease agreements	6,118	8,374

Future financing charges	2,983	6,630
Gross amount of finance lease agreements	9,101	15,004

The interest expense on lease liabilities is presented in note 28 The average incremental borrowing rate of the Group at the date of signing the agreements was 8.89% in the year ended December 31, 2021 (9.41% in 2020 and 10.73% in 2019).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

22.2	Movement of lease liabilities

At December 31, 2020	8,374
Additions	239
Remeasurement (*)	(417)
Accrued interest	739
Payments	(1,523)
Anticipated lease contract termination	(1,022)
Exchange rate changes	(210)
Liabilities on Non-Current Assets for Sale	(62)
At December 31, 2021	6,118

Current	895
Non-current	5,223

At December 31, 2019	8,667
Additions	2,025
Remeasurement	1,445
Accrued interest	958
Payments	(1,680)
Anticipated lease contract termination	(698)
Exchange rate changes	433
Deconsolidation of Sendas	(2,776)
At December 31, 2020	8,374

Current	947
Non-current	7,427

(*)	(R$1,170) is related to the remeasurement of the leasing liability of the 50 stores that will be delivered to Sendas in 2022 and the remainder is related to the monetary restatement of the rental contracts.

22.3	Lease expense on variable rents, low value assets and short-term agreements

	2021	2020	2019
Expenses (income) for the year:
Variable (0.1% to 4.5% of sales)	55	40	19
Sublease rentals (*)	(241)	(196)	(210)
(*)	Refers to revenues from lease agreements from commercial shopping malls and spaces rented in the stores.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

23.	Deferred revenues

The Group received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the subsidiary Sendas received amounts for the rental of back lights for exhibition of products from certain suppliers at its stores.

	2021	2020

Deferred revenue in relation to sale of real estate property	30	8
Additional or extended warranties	11	12
Services rendering agreement	11	8
Revenue from credit card operators and banks	106	80
Gift Card	182	131
Others	108	77
	448	316

Current	383	297
Non-current	65	19

24.	Shareholders’ equity
a.	Capital stock

On December 30, 2019, the Company's shareholders at the Extraordinary General Meeting approved the Company’s share to be traded in the Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), and the conversion of all preferred shares into common shares, in the ratio of one common share for each preferred share. On February 14, 2020, B3 approved the admission of the Company to the special listing segment “Novo Mercado”. On March 02, 2020 the conversion process of the preferred shares into common shares was completed and GPA started trading on the Novo Mercado.

The subscribed and paid-up capital as of December 31, 2021 is represented by 269,376 (268,352 as of December 31, 2020) in thousands of registered shares with no par value. At December 31, 2021, capital is R$ 5,859 (R$ 5,650 at December 31, 2020). On April 28, 2021, the Extraordinary Shareholders' Meeting approved the capital increase through the capitalization of R$200 from the Expansion Reserve account, without the issuance of new shares.

The Company is authorized to increase its capital stock up to the limit of 400,000 shares, regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors.

At the Board of Directors’ Meetings held on June 1, 2021, July 28, 2021, November 3, 2021 and December 9, 2021, it was approved a capital increase totaling R$9 through the issuance of 1,024 thousand shares. At the Board of Directors’ Meetings held on February 19, 2020, March 24, 2020, May 13, 2020, July 29, 2020 and October 28, 2020, it was approved a capital increase totaling R$9 through the issuance of 354 thousands of shares.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

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

c.	Earnings reserve
(i)	Legal reserve: corresponds to appropriations of 5% of net income of each year, limited to 20% of the capital.
(ii)	Business growth reserve: corresponds to appropriations of the amount determined by shareholders to reserve funds to finance additional fixed and working capital investment through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders’ meeting.
(iii)	Governmental subsidy reserve: see Note 24.2
(iv)	Retained earnings: correspond to reserve is composed of transactions with non-controlling shareholders and translation adjustments in foreign subsidiaries with hyperinflationary economies.
d.	Stock options

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

When an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee, as measured on the date of modification.

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

The following describes the Stock Option Plans on December 31, 2021.

Compensation Plan

The Compensation Plan is managed by the Board of Directors, who has assigned to the Human Resources and the Compensation Committee the responsibility to grant the options and act as an advisory in managing the Compensation Plan (the "Committee").

Committee members meet to decide on the grant of options and Compensation Plan series or whenever necessary. Each series of the options granted are assigned the letter "B" followed by number. For the year ended December 31, 2021, the B6 and B7 Series of the Compensation Plan were granted.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Option Plan

The Stock Option Plan is managed by the Board of Directors, who assigns to Human Resources and the Compensation Committee the responsibility to grant options and to provide advice in managing the Stock Option Plan (the "Committee").

Committee members meet when options under the Option Plan are granted, and, when necessary, to make decisions in relation to the Stock Option Plan. Each series of options granted receive the letter "C" followed by a number. For the year ended December 31, 2021, the series C6 and C7 of the Option Plan were granted.

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

Information on the plans are summarized below:

					2021
					Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Expired	Outstanding
B5	05/31/2018	05/31/2021	0.01	594	(528)	(49)	(17)	-
C5	05/31/2018	05/31/2021	15.42	594	(482)	(60)	(52)	-
B6	05/31/2019	05/31/2022	0.01	462	(129)	(33)	-	300
C6	05/31/2019	05/31/2022	17.39	359	(122)	(42)	-	195
B7	01/31/2021	05/31/2023	0.01	673	(103)	(23)	-	547
C7	01/31/2021	05/31/2023	12.60	497	(104)	(23)	-	370
				3,179	(1,468)	(230)	(69)	1,412

According to the terms of the plans, including B6 and C6 series, each option offers the participant the right to acquire ordinary share. The plans will be exercisable in until 6 months after the end of the vesting period. The series are different, exclusively, in the exercise price of the options and in the existence or not of a restriction of selling after vesting.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the Company.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

At December 31, 2021 there were 160 thousands treasury preferred shares which may be used upon exercised of the options granted in the plan. The preferred share market price was R$21.73 per share.

The table below shows the dilutive effect if all options granted were exercised:

	2021	2020

Number of shares	269,376	268,352
Balance of effective stock options granted	1,412	1,468
Maximum percentage of dilution	0.52%	0.55%

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

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B7 and C7 series: (a) dividend expectation of 1.61%, (b) volatility expectation of nearly 37.09% and (c) the weighted average interest rate of 5.47%.

The expectation of remaining average life of the series outstanding at December 31, 2021 is 1.06 year (0.88 year at December 31, 2020). The weighted average fair value of options granted at December 31, 2021 was R$16.02 (R$58.78 at December 31, 2020).

The movement of shares above refers to the Company's shares, after the spin-off from Sendas Distribuidora, and during the transition period, certain executives of the Company receive compensation in Sendas Distribuidora shares, recorded as an expense. The movement in the number of options granted, the weighted average of the exercise price and the weighted average of the remaining term are presented in the table below:

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term

At December 31, 2020
Granted during the period	-	-
Cancelled during the period	(69)	42.59
Exercised during the period	(489)	23.93
Expired during the period	(127)	42.44
Outstanding at the end of the period	1,468	30.71	0.88
Total to be exercised at December 31, 2020	1,468	30.71	0.88

At December 31, 2021
Granted during the period	1,225	22.37
Cancelled during the period	(55)	10.50
Exercised during the period	(1,157)	7.65
Expired during the period	(69)	11.57
Outstanding at the end of the period	1,412	5.71	1.06
Total to be exercised at December 31, 2021	1,412	5.71	1.06

The amounts recorded in the Statements of Income, for the year ended December 31, 2021 were R$36 (R$23 as of December 31, 2020).

24.1.	Other comprehensive income

Exchange variation of foreign subsidiaries

The exchange rate differences arising from the translation are recognized in other comprehensive income (“OCI”).Cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) denominated in Colombian Pesos to Brazilian Reais, corresponding to the investment in the subsidiary Éxito, and denominated in Euros to Reais corresponding to the investment associate in Cnova N.V. The effect was R$1,116 (R$1,570 at December 31, 2020).

24.2.	Governmental subsidy reserve

As mentioned in note 20.1, many of the tax incentives granted by the States started to be characterized as subsidies for investments, not achieved by the taxation of income tax and social contribution.

The respective amounts of these incentives must be allocated, in shareholders' equity, in a tax incentive reserve account. As provided for in article 30 of Law No. 12,973/14, said reserve may be used to absorb losses, provided that the other profit reserves have already been fully absorbed, with the exception of the legal reserve, or to increase capital.

This same legal provision provides that the amounts computed in the tax incentive reserve should not form the basis for calculating the minimum mandatory dividend, and the Company must submit amounts that may be allocated to partners or shareholders for taxation by the IRPJ and CSLL.

On June 29, 2018, and in December 2018, an extraordinary shareholders’ meeting approved Management’s proposal to transfer a total R$58 from the expansion reserve to the governmental subsidy reserve.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

In December 2020 the Management’s proposal an additional R$9 to subsidy reserve, approved at the Extraordinary General Meeting on April 28, 2021.

In December 2021, the Company allocated another R$2,282 to reserve tax incentives to be approved at the Extraordinary General Meeting, accumulated basis of the credit amount recorded in the income tax for the year, being subject of reduction in the dividend base of the year the portion related to 2021 (see note 20.1)

24.3.	Dividends and interest on own capital

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

Management proposed dividends to be distributed in the amount of R$81 (R$0.3013 cents per share), as shown below, considering that there were no anticipations of interest on equity in the fiscal year 2021.

	Proposed dividends
	2021	2020	2019

Net income for the year	802	2,179	790
Legal reserve	(40)	(109)	(39)
Governmental subsidy reserve	(438)	(9)	-
Calculation basis of dividends	324	2,061	751
Mandatory minimum dividends – 25%	81	515	188

Payment of interim dividends as interest on own capital, net of withholding taxes	-	-	(32)
Dividends payable	81	515	156

24.4.	Dividends distributed to non-controlling interests.

The Company, through its subsidiary Éxito, has investments with non-controlling interest in some real estate projects and in Grupo Disco del Uruguay S.A., as detailed in Note 12. On December 31, 2021 dividends in the amount of R$207 were declared to the non-controlling interests (R$143 at December 31, 2020).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

25.	Revenue from the sale of goods and / or services

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

Service revenue

The Company acts as agent in insurance extended warranty, financial protection insurance, personal accident insurance, technical assistance, and mobile phone credits recharge. Revenues from these services are presented net of related costs and recognized when control of the service is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services.

	2021	2020	2019

Gross sales
Goods	54,862	54,466	30,826
Services rendered	1,907	1,608	555
Sales returns and cancellations	(395)	(342)	(216)
	56,374	55,732	31,165

Taxes on sales	(5,083)	(4,479)	(2,327)

Net operating revenue	51,291	51,253	28,838

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

26.	Expenses by nature

Cost of goods sold

The cost of goods sold comprises the acquisition cost of inventory net of discounts and considerations received from suppliers and logistics costs.

Rebates received from suppliers are measured based on contracts and agreements signed with them.

The cost of sales includes the cost of logistics operations managed or outsourced by the Group, comprising warehousing, handling and freight costs incurred until the goods are ready for sale, including any depreciation and amortization.

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

	2021	2020	2019

Cost of inventories	(36,180)	(35,357)	(19,893)
Personnel expenses	(5,472)	(5,500)	(3,607)
Outsourced services	(895)	(838)	(438)
Overhead expenses	(2,368)	(2,214)	(1,361)
Commercial expenses	(1,570)	(1,690)	(1,074)
Other expenses	(1,209)	(1,248)	(550)
	(47,694)	(46,847)	(26,923)

Cost of sales	(38,341)	(37,504)	(21,225)
Selling expenses	(7,645)	(7,755)	(5,166)
General and administrative expenses	(1,708)	(1,588)	(532)
	(47,694)	(46,847)	(26,923)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

27.	Other operating expenses, net

Other operating income and expenses correspond to the effects of major or nonrecurring events occurred during the year that do not meet the definition for the other Statements of Income lines.

	2021	2020	2019

Tax installments and other tax risks	(139)	(374)	(158)
Restructuring expenses (i)	(290)	(454)	(267)
Gain on disposal of property and equipment(ii)	(17)	378	39
Extra Hiper stores transaction (iii)	426	-	-
Corporate reorganization (iv)	-	513	-
Prevention spending – Covid-19 (v)	-	(134)	-
Others	13	-	-
	(7)	(71)	(386)

(i)	Amounts related to restructuring expenses in the Brazilian operations and those incurred in connection with the acquisition of Éxito Group.
(ii)	In 2020, the net gain on disposal of fixed assets was mainly impacted by Sale and Leaseback operations in the amount of R$187 (see note 1.4, disposal of 3 stores in the city of Curitiba in the amount of R$68 and the disposal of 2 non-core properties in the city of São Paulo in the amount of R$190 (see note 32), R$45 in 2019.
(iii)	For the sale of these 20 commercial points and the 6 owned properties, on December 31, 2021, the Company recorded revenue in the amount of R$1.2 billion, in addition to write-offs of assets corresponding to the amount of R$481, positive effect from the remeasurement of IFRS 16 of R$522 and expenses of R$816 (R$147 of which related to dismissal of employees, R$283 cancellation of contracts, R$279 markdown of inventories and R$107 other expenses related to the transaction)). See Note 1.1.
(iv)	Impacts related to the spin-off of Sendas totaled revenue of R$513 including (i) revaluation of the remaining held in FIC by IFRS10 (50% of the interest held in GPA was transferred to Sendas at fair value price) in the amount of R$573 (see note 1.2) and (ii) costs related to the spin-off (expenses of R$60).
(v)	The expenses incurred as a consequence of the pandemic refer to the purchase of individual protection items and adaptation of the stores, expenses with overtime, expenses with internal and external communication, incremental expenses with transportation and with cleaning and sanitation services.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

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

Financial expenses include substantially interest and financial charges on borrowings and financing and discounting receivables during the year, losses arising from measurement of derivative financial instruments at fair value, losses on disposals of financial assets, financial charges on provisions on lawsuits and taxes and interest charges on leases, as well as discount charges.

	2021	2020	2019

Finance expenses:
Cost of debt	(516)	(387)	(337)
Cost of the discounting of receivables	(117)	(58)	(101)
Monetary restatement loss	(351)	(265)	(151)
Interest on lease liabilities	(719)	(729)	(528)
Other finance expenses	(106)	(198)	(107)
Total financial expenses	(1,809)	(1,637)	(1,224)

Financial income:
Income from short term instruments	115	152	111
Monetary restatement gain (*)	364	749	234
Other financial income	9	8	8
Total financial income	488	909	353

Total	(1,321)	(728)	(871)
(*)	On October 29, 2020, the lawsuit had an unappeasable decision in favor of the Company, granting a tax credit in the amount of R$ 1,609, net of the provisions for portions considered unrealizable being R$613 in the financial result. In 2021, the Company recorded a credit of R$109, referring to the monetary restatement of the tax credit.

The gains or losses on derivative financial instruments are recorded as cost of debt and disclosed in Note 18.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

29.	Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year.

Diluted earnings per share are calculated as follows:

•	Numerator: profit for the year adjusted by dilutive effects from stock options.
•	Denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled with the Company’s shares are only included in the calculation when its settlement has a dilutive impact on earnings per share.

As mentioned in note 1.5, the migration process to “Novo Mercado” was concluded and, therefore, the Company started to present earnings per share considering a single class of shares for 2019

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	2021	2020	2019

Basic numerator
Net income (loss) allocated to controlling shareholder – continuing operations	805	1,092	(287)
Net income (loss) allocated to controlling shareholder - discontinued operations	(3)	1,087	1,077
Net income allocated to controlling shareholder	802	2,179	790

Basic denominator (millions of shares)
Weighted average of shares	269	268	267

Basic earnings (loss) per share (R$) – continuing operations	2.99595	4.07575	(1.07463)
Basic earnings (loss) per share (R$) – discontinued operations	(0.01117)	4.05709	4.03267
Basic earnings per share (R$) – total	2.98478	8.13283	2.95804

Diluted numerator
Net income (loss) allocated to ordinary controlling shareholders – continuing operations	805	1,092	(287)
Net income (loss) allocated to ordinary controlling shareholders - discontinued operations	(3)	1,087	1,077
Net income allocated to ordinary controlling shareholders	802	2,179	790

Diluted denominator
Weighted average of outstanding shares (in millions)	269	268	267
Stock option (in millions)	-	1	1
Diluted weighted average of outstanding shares (millions)	269	269	268

Diluted earnings (loss) per share (R$) – continuing operations	2.99153	4.06984	(1.07337)
Diluted earnings (loss) per share (R$) – discontinued operations	(0.01117)	4.05120	4.02728
Diluted earnings per share (R$) – total	2.98036	8.12104	2.95391

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

30.	Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

Management considers the following business segments:

•	Brazilian retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado” / “Mercado Extra”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Comprebem”, “Posto Extra, “Drogaria Extra” and “GPA Malls & Properties”.
•	Grupo Éxito - includes the company Éxito (Colômbia) and its subsidiaries Libertad (Argentina) and Disco (Uruguay). Éxito also operates the brands Surtimax, Super Inter and CarullaHome, consequence of the business combination of Éxito in November 2019.
•	Other businesses - is composed of the results of James Delivery, Cheftime, Stix and the results of our investment in associate Cnova N.V.

Appliances and e-commerce segments were sold and are presented as Discontinued Operations on December 31, 2019 (note 12.4). The cash and carry segment, Assai, has been contributed to the Company’s shareholders and is also presented as a discontinued operation as of December 31, 2020 and 2019 (note 1.2). Those segments are maintained in this note for reconciliation purposes.

Results and balances of each segment are presented net of intrasegment eliminations.

The debentures obtained for funding the acquisition of Éxito and related interest expenses were allocated to Éxito Group, as well as other acquisition related expenses incurred in 2019.

Management monitors the operating results of its business units separately making decisions about resource allocation and performance assessment. The segment performance is regularly reviewed by the chief operating decision-maker (CODM), using the accounting practices under IFRS and mainly based on “Operating Income”, which is measured consistently with “Profit from continued operations before net financial expenses and share of profit of associates” in the financial statements and includes certain corporate overhead allocations. However, other performance measures are also used by the CODM in this process as included in the table below:

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Description
	Brazilian retail			Grupo Éxito			Other Business			Discontinued operations			Total
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019

Net operating revenue	26,864	29,170	26,654	24,357	22,034	2,151	70	49	33	-	-	-	51,291	51,253	28,838
Operating income	712	2,016	467	1,121	652	90	(96)	(137)	(56)	-	-	-	1,737	2,531	501
Net financial expenses	(1,039)	(386)	(815)	(279)	(340)	(57)	(3)	(2)	1	-	-	-	(1,321)	(728)	(871)
Profit(loss) before income tax and social contribution	(280)	1,748	(241)	853	339	27	(204)	(186)	(154)	-	-	-	369	1,901	(368)
Share of profit of associates	47	118	107	11	27	(6)	(105)	(47)	(99)	-	-	-	(47)	98	2
Income tax and social contribution	908	(559)	121	(321)	(110)	(28)	7	7	2	-	-	-	594	(662)	95
Net income (loss) for continuing operations	628	1,189	(120)	532	229	(1)	(197)	(179)	(152)	-	-	-	963	1,239	(273)
Net income (loss) for discontinued operations	(3)	85	312	-	(1)	-	-	-	-	-	1,003	797	(3)	1,087	1,109
Net income (loss) of year end	625	1,274	192	532	228	(1)	(197)	(179)	(152)	-	1,003	797	960	2,326	836

Current assets	9,898	9,747	7,871	8,015	103	95	-	-	17,872	17,857
Non-current assets	13,796	16,672	17,694	18,930	81	52	-	-	31,571	35,654
Current liabilities	7,528	8,789	8,853	9,729	169	181	-	-	16,550	18,699
Non-current liabilities	12,470	14,390	4,040	3,620	3	(5)	-	-	16,513	18,005
Shareholders' equity	3,696	3,240	12,672	13,596	12	(29)	-	-	16,380	16,807

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The Group operates primarily as a retailer of food, clothing, home appliances and other products. Total revenues by geographic region is showed below:

	2021	2020	2019
Brazil
Retail	26,864	29,170	26,654
Other businesses	70	49	33
	26,934	29,219	26,687

Éxito Group
Colombia	18,752	17,062	1,694
Uruguay	3,853	3,746	350
Argentina	1,752	1,226	107
	24,357	22,034	2,151
Total net operating revenue	51,291	51,253	28,838

31.	Non cash transactions

The Group had the following non-cash transactions:

•       Purchase of property plant and equipment items not yet paid as per note 14.3;

•       Purchase of intangible assets not yet paid as per note 15.3;

•       Capital increase with fixed assets: note 12.2.

32.	Non-current assets held for sale

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

When the Company is committed to a sale plan involving the loss of control over a subsidiary, all the assets and liabilities of this subsidiary are classified as held for sale when the criteria above is met, even if the Company keeps a non-controlling interest in its former subsidiary after the sale. Additionally, the net income of the entity classified as held for sale is presented as discontinued operations in a single caption in the Statements of Income.

Non-current assets classified as held for sale are measured based on the lower amount between their carrying amount and their fair value less cost to sell.

Breakdown	2021	2020

Properties / lands held for sale	36	78
Extra Hiper Stores (Note 1.1) (*)	1,117	-
Real estate developments held for sale - Éxito	34	31
Assets held for sale	1,187	109

Extra Hiper Stores / Lease liability (Note 1.1)	62	-
Liabilities held for sale	62	-
(*)	R$967 refers to Fixed Assets and R$150 refers to Right of Use - Paes Mendonça

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

33.	Discontinued operations
a)	Via Varejo

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

Following are the balance sheet and consolidated statements of Via Varejo's cash flows before eliminations, including effects of purchase price allocation on the acquisitions of Globex and Casa Bahia:

Balance sheet (*):

05.31.2019
Assets
Current
Total current assets	9,871
Non-current
Total non-current assets	16,266
Total assets	26,137

Liabilities
Current
Total current liabilities	13,484

Non-current
Total non-current liabilities	7,375

Shareholders’ equity	5,278
Total liabilities and shareholders’ equity	26,137

(*)	Prior to elimination of GPA related party balances.

Cash flow:	05.31.2019

Cash flow provided by (used in) operating activities	(2,640)
Net cash provided by (used in) investing activities	(234)
Net cash provided by (used in) financing activities	(651)
Cash variation in the period	(3,525)

Income statement:

The breakdown of profit from discontinued operations presented in the consolidated income statement of the Company is as follows:

05.31.2019

Net operating revenue	10,527
Net income before income tax and social contribution	169
Income tax and social contribution	(119)

Net income for the period	50

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)
b)	Sendas

On December 31, 2020, the Company lost control of the subsidiary Sendas (note 1.1), as a result of the spin off, Sendas' net result is presented as a discontinued operation. Below is the summary cash flow statement and income statement:

Cash flow:	12.31.2020	12.31.2019

Cash flow provided by operating activities	4,191	(5,560)
Net cash used in investing activities	(695)	(965)
Net cash used in financing activities	(1,827)	6,986
Cash variation in the year	1,669	461

Income statement	12.31.2020	12.31.2019

Net operating revenue	35,950	27,806
Net income before income tax and social contribution	1,315	1,128
Income tax and social contribution	(312)	(367)

Net income for the period	1,003	761

c)	Composition of discontinued operations

	12.31.2021	12.31.2020	12.31.2019
Net income Via Varejo	-	-	50
Net income - Sendas	-	1,003	761
Other results from discontinued operations	(3)	84	(100)
Gain on the sale of discontinued operations (note 12.4)	-	-	398
Net income from discontinued operations presented in the consolidated income statement of the Company	(3)	1,087	1,109

Attributable:
Controlling shareholders of the Company	(3)	1,087	1,077
Participation of non-controlling shareholders	-	-	32

In 2020, the amount of R$84 includes the gain of R$231 (R$173 net of income tax) corresponding to GPA right to receive the refund of the ICMS exclusion benefit from the PIS and COFINS basis of its former subsidiary Globex from Via Varejo, after the final and unappeasable process referring to the period of 2007 and 2010 (note 21.7).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

34.	Insurance coverage

The insurance coverage as of December 31, 2021 is summarized as follows:

Insured assets	Covered risks	Amount insured
Property and equipment and inventories	Operating risks	16,013
Business interruption	Loss of profits	7,625
Cars and Others (*)	Damages	334

The Company also has specific insurance policies for general civil liability of R$100 and civil responsibility of R$134, coverage against fraud and risk (Criminal) in the amount of R$17 and damage protection and Cybersecurity responsibility (Cyber) of R$13, which totaled a coverage of R$264.

(*)	The value reported above does not include coverage of the hulls, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

35.	Subsequent events

35.1 Discontinuation of the business of Extra Hiper stores and sale of assets with Sendas

On April 4; 2022, Company and Sendas (Assaí) informed their shareholders and the market in general that the assignment of the exploration rights of over 40 commercial points to Assaí has been concluded, adding to the 20 carried out in Q4 2021, we ended Q1 22 with 60 commercial points assigned, 86% of the total, in line with the material facts already disclosed on October 14th and December 16th, 2021 related to the transaction involving the conversion of stores under the “Extra Hiper” banner operated by GPA in cash & carry stores, which will be operated by Assaí. The other 10 remaining commercial points are expected to be concluded until the end of May 2022, date that can be postponed depending on administrative procedures.

In the first quarter of 2022, for the sale of these 40 commercial points, Company recorded revenue in the amount of R$3,685, in addition to write-offs of assets corresponding to the amount of R$954, and expenses of R$494 (R$136 of which related to dismissal of employees, R$94 cancellation of contracts, and R$264 other expenses related to the transaction) generating the net gain in the amount of R$2,237.

Of the 33 Extra Hiper stores that were not assigned to Sendas a portion will be converted into other banners and a portion will be closed, this plan is being currently reviewed.

35.2 Distribution of interest on equity (“EI”)

At the Annual and Ordinary General Meeting held on April 28, 2021, it was approved the distribution of interest on equity (“EI”) in the amount of R$81 for the fiscal year ended December 31, 2021. The gross amount of R$ 95, corresponding to R$0,3544 per share, to be paid as EI. From such gross amount, it will be deducted the amount related to withhold taxes (“IRRF”–“Imposto de Renda Retido na Fonte”), pursuant to the law in force, with the exception of the shareholders that are immune and/or exempt.

