Form 20-F
period 2022-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2023-08-16
CIK 1038572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________________________________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Rafael Sirotsky Russowsky , Chief Financial Officer and Investor Relations Officer
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

As of December 31, 2022, the registrant had outstanding 270,139,069 common shares, no par value per share

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☒ No

i

ii

INTRODUCTION

All references in this annual report to (i) “CBD,” “we,” “us,” “our,” “Company” and “Pão de Açúcar Group” are references to Companhia Brasileira de Distribuição and its consolidated subsidiaries, unless the context requires otherwise; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “common shares” are references to our authorized and outstanding common shares (ações ordinárias), without par value; and (iv) “preferred shares” are references to our formerly issued preferred shares, all of which were converted into common shares on February 28, 2020. For more information on the conversion of our preferred shares into common shares, see “Item 9. The Offer and Listing—9A. Offer and Listing Details.” All references to “ADSs” are to American Depositary Shares, each representing one common share, without par value. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by J.P. Morgan Chase Bank N.A., the depositary bank for the ADSs. All references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. All references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

Presentation of Financial and Other Data

Financial Data

We have prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

Our consolidated financial statements are presented in Brazilian reais. The rate used to translate the U.S. dollars amounts as of December 31, 2022 was R$5.2177 to US$1.00, which was the commercial selling rate of U.S. dollars in effect as of December 31, 2022, as reported by the Central Bank of Brazil, or the Central Bank. The U.S. dollar equivalent information presented in this annual report are solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at that rate or at any other rate.

Other Data

In this annual report:

•	some of the financial data reflects the effect of rounding;
•	the term “audited consolidated financial statements” refers to our audited consolidated financial statements prepared in accordance with IFRS, as issued by the IASB, as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, together with the corresponding reports of our independent registered public accounting firms, included elsewhere in this annual report;
•	the term “Casino” refers to Casino, Guichard-Perrachon S.A., a French corporation (société anonyme). Casino is our indirect controlling shareholder. It is ultimately controlled by Mr. Jean-Charles Naouri, the chairman of our board of directors. For more information on our direct and indirect shareholders, see “Item 7. Major Shareholders and Related Party Transactions––7A. Major Shareholders;”
•	the term “Casino Group” refers to Casino and Casino’s subsidiaries, including Rallye S.A., or Rallye, and Euris S.A.S., or Euris, Wilkes Participações S.A., Segisor S.A., King LLC, Geant International B.V. and Helicco Participações Ltda., which are ultimately controlled by Mr. Jean-Charles Naouri;
•	the term “Cnova” refers to CNova N.V., a Dutch corporation, and, where appropriate, its subsidiaries. Cnova was one of our consolidated subsidiaries until October 31, 2016 and, starting on November 1, 2016, we began recording our investment in Cnova according to the equity pick-up accounting method. For more information on our investment in Cnova, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Corporate Reorganization of E-commerce Operating Segment;”
•	the term “Cnova Brazil” refers to Cnova Comércio Eletrônico S.A., a Brazilian corporation (sociedade anônima), which until October 31, 2016 was a wholly-owned subsidiary of Cnova and operated and owned the Brazilian non-food e-commerce businesses of CBD and Via, as defined below. Following the completion of the Cnova corporate reorganization on October 31, 2016, Cnova Brazil became a wholly-owned subsidiary of Via. For more information on the Cnova reorganization, see “Item 4. Information on the Company—4A. History and Development of the Company—Corporate Reorganization of E-commerce Operating Segment;”

•	“Éxito” are to Almacenes Éxito S.A., a Colombian corporation, one of our subsidiaries;
•	“Grupo Éxito” are to Éxito and its consolidated subsidiaries. As of December 31, 2022, we have reported Grupo Éxito’s results of operations as discontinued operations. For more information on Grupo Éxito’s discontinued operations and its consequences on our audited consolidated financial statements, see Explanatory Note on “Item 4. Information on the Company—Item 4A. History and Development of the Company—Changes in our Business—Discontinued Operations for the Year Ended December 31, 2022—Grupo Éxito” and notes 1.2 and 33(a) to our audited consolidated financial statements as of and for the year ended December 31, 2022;
•	“FIC” are to Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, a Brazilian financial services company;
•	the term “GHG emissions” refers to greenshouse gas emissions;
•	the term “private label” refers to our own branded products, including Qualitá, Taeq, Cheftime, Casino, Club des Sommeliers, Fábrica 1959, Confraria, Finlandek and Nous;
•	the term “same-store-sales” refers to sales made in stores open for at least 12 consecutive months and that did not close nor remain closed for a period of seven or more consecutive days;
•	the term “Sendas” refers to Sendas Distribuidora S.A., a Brazilian corporation (sociedade anônima) and, where appropriate, its subsidiaries. Sendas was one of our subsidiaries until December 31, 2020 and it operated in the cash and carry business under the banner Assaí. The spin-off and separation of Sendas from CBD was completed on December 31, 2020. For more information on the spin-off and separation of Sendas, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Spin-off of Cash and Carry Operating Segment;”
•	the term “Sendas Spin-Off” refers to our separation from Sendas through the distribution of substantially all of the issued and outstanding Sendas common shares to holders of CBD common shares, on a pro rata basis for no consideration. For more information on the Sendas Spin-Off, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Spin-Off of Cash and Carry Operating Segment;”
•	the term “Stix” refers to Stix Fidelidade e Inteligência S.A., a Brazilian corporation (sociedade anônima), focused on loyalty programs, in which we hold 66.7% of the capital stock and Raia Drogasil S.A., or RD, a pharmacy retailer in Brazil, holds the remaining 33.3% of the capital stock; and
•	the term “Via” refers to Via S.A., a Brazilian corporation (sociedade anônima) and, where appropriate, its subsidiaries. Via was one of our subsidiaries until June 2019 and it operated in the home appliances business under the banners Ponto Frio and Casas Bahia. On June 14, 2019, we consummated the sale of all equity interest we held in Via. For more information on the sale of the operations of Via, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Sale of Home Appliances Operating Segment.”

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

•	global economic and political conditions as well as geopolitical instability, including the military conflict between Russia and Ukraine and the potential outbreaks of transmissible diseases around the world, and their impacts on the global economy and consumer spending patterns (including, but not limited to, unemployment rates, interest rates, monetary policies and inflation rates in Brazil);
•	political instability relating to the election of the new president of Brazil, who took office in January 2023, and uncertainties relating to the monetary, fiscal and social security policies that will be adopted by the new government and the political turmoil that started after the election results, with demonstrations and strikes;
•	government interventions that affect the economy, incentive policies, tariffs and taxation, regulatory restrictions, as well as environmental regulations in Brazil;
•	changes in Brazil’s socioeconomic, political and business environment, including changes in inflation rates, interest rates, exchange rates, unemployment rates, population growth, consumer confidence and capital and financial markets liquidity;
•	our ability to sustain or improve our performance;
•	competition in the Brazilian retail industry in the sectors in which we operate;
•	adverse legal or regulatory disputes or proceedings;
•	our ability to implement our strategy, including our digital transformation initiatives;
•	credit and other risks of lending and investment activities;
•	our ability to expand our operations outside of our existing markets;
•	hedge risks; and
•	other risk factors as set forth under “Item 3. Key Information—3D. Risk Factors.”

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

EXPLANATORY NOTE

Éxito Segregation Transaction

In February 2023, our shareholders approved the segregation of Grupo Éxito’s operations in Colombia, Argentina and Uruguay, from our business. The segregation of Grupo Éxito is expected to unlock value to our shareholders by enhancing the market value of the Company and Éxito separately, and will be achieved through a capital reduction of the Company in the amount of R$7,133.4 million, with the delivery to our shareholders of approximately 83% of the common shares issued by Éxito, which are owned by the Company, or the Éxito Segregation Transaction.

Éxito’s common shares will be delivered: (a) in the form of sponsored Brazilian Depositary Receipts Level II, or Éxito BDRs, admitted to trading in the B3, to holders of our common shares who do not have their investment in the Company registered as a direct investment under the terms of Law No. 4,131, dated September 3, 1962, as amended, or Law No. 4,131 CBD shareholders; and (b) in the form of American Depositary Receipts Level II, or Éxito ADSs, admitted to trading on the New York Stock Exchange, or NYSE, which are expected to begin trading in the NYSE on the third quarter of 2023, to (i) holders of our ADSs and (ii) to Law No. 4,131 CBD shareholders who chose to receive Éxito ADSs. The amount of Éxito common shares to be delivered to our shareholders and ADR holders through Éxito BDRs or Éxito ADSs, are set out below:

•	One Éxito BDR will be delivered to holders of our common shares who are not Law No. 4,131 CBD shareholders for each common share of the Company held by each of them on a date to be determined in due course. Each Éxito BDR will represent four Éxito common shares;
•	One Éxito ADS will be delivered to our ADS holders for every two ADSs of the Company held by each of them on a date to be determined in due course. Each Éxito ADS will represent eight Éxito common shares; and
•	One Éxito ADS will be delivered to our Law No. 4,131 CBD shareholders who chose to receive Éxito ADSs for every two common shares of the Company held by each of them on a date to be determined in due course.

Following the completion of the Éxito Segregation Transaction, which is expected to occur in the third quarter of 2023, the Company will retain a minority stake of approximately 13% of Éxito’s common shares and Casino will retain a voting stake, directly and indirectly, of approximately 47% of Éxito.

As of the date of this annual report, we have fulfilled the main requirements for the Éxito Segregation Transaction. Thus, in accordance with IFRS 5, we report the net result of Grupo Éxito for the year ended December 31, 2022, after taxes, in one single line item in the statement of income and the balances of assets and liabilities are presented as held for sale or distribution and discontinued operations, or the Grupo Éxito Discontinued Operations. Furthermore, in accordance with IFRS 5, for comparative purposes, the statement of income and the explanatory notes related to our income for the years ended December 31, 2021 and 2020 were restated to account for the effects of the Éxito Segregation Transaction and the Extra Hiper Discontinued Operations (as defined below) in our audited consolidated financial statements.

For more information on the effects of the Éxito Segregation Transaction on our consolidated financial statements, see notes 1.2 and 33(a) to our audited consolidated financial statements.

Extra Hiper Discontinued Operations

In line with our strategy of focusing on the premium supermarket and proximity store segments, we decided to discontinue our hypermarket business, operated under the Extra Hiper banner, or the Extra Hiper Discontinued Operations. As part of that goal, in late 2021, the boards of directors of CBD and Sendas approved the conversion of a number of Extra Hiper stores operated by us and located in several states of Brazil into cash and carry stores to be operated by Sendas through the sale of certain assets, or the Extra Hiper Asset Sale.

The Extra Hiper Asset Sale consisted of (i) the transfer of commercial rights of 66 Extra Hiper stores to Sendas for R$3.9 billion to be paid by Sendas to CBD in installments and (ii) the sale of 17 Extra Hiper real estate properties stores to Barzel Properties, a Brazilian real estate investment fund, or Barzel, for R$1.2 billion. The 17 real estate properties were subsequently leased by Barzel to Sendas for a period of 25 years, renewable for the same term.

In August 2022, as part of the Extra Hiper Asset Sale, after the transfer of commercial rights of 61 stores to Sendas, we assigned certain receivables related to those stores to financial institutions, for approximately R$2 billion. The receivables consisted of R$1.2 billion maturing in 2023 and R$700 million maturing in January 2024, adjusted by the CDI rate, plus 1.2% per year. The cost of the receivables assignment was R$2.4 million, which we recorded in the line item “financial income (expenses), net” of our income statement. In the end of 2022, after the transfer of commercial rights of five additional stores to Sendas, we assigned the remaining receivables related to those stores to financial institutions. As of December 31, 2022, Sendas had paid all the amount due to CBD relating to the transfer of commercial rights of 66 Extra Hiper stores to Sendas.

Out of our remaining 37 Extra Hiper stores that were not part of the Extra Hiper Asset Sale, 23 stores were converted into Pão de Açúcar or Mercado Extra stores, 11 stores were closed or sold to other third parties and three stores remain under analysis for possible closure. As of the date of this annual report, we no longer operate under the Extra Hiper banner.

In accordance with IFRS 5, we report the net result of the sale of our hypermarket business as of and for the year ended December 31, 2022, after taxes, in one single line item in the statement of income and the balances of assets and liabilities of our hypermarket business are presented as held for sale and discontinued operations, or the Extra Hiper Discontinued Operations. Furthermore, in accordance with IFRS 5, for comparative purposes, the statement of income and the explanatory notes related to our income for the years ended December 31, 2021 and 2020 were restated to account for the effects of the Éxito Segregation Transaction and the Extra Hiper Discontinued Operations in our audited consolidated financial statements.

For the year ended December 31, 2022, the Company recorded proceeds related to the Extra Hiper Asset Sale in the amount of R$3.9 billion, in addition to asset write-offs in the amount of R$1.0 billion and expenses of R$1.3 billion. The net result of the Extra Hiper Asset Sale, in the amount of R$1.5 billion, was recorded in our result of discontinued operations. As of December 31, 2022, we had received all amounts expected to be received under the Extra Hiper Asset Sale.

For more information on the effects of the Extra Hiper Discontinued Operations on our consolidated financial statements, see notes 1.1 and 33(b) to our audited consolidated financial statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3A. Reserved

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

In October 2022, Brazil held elections for President, senators, federal legislators, state governors, state legislators and former President Luiz Inácio Lula da Silva was elected, representing distinctly opposing political ideologies as compared to those of the previous president Jair Bolsonaro. Political bipolarization between the left and right wings tends to enhance political instability, which could adversely affect the economy and therefore us.

The president of Brazil has the power to determine policies and issue governmental acts related to the Brazilian economy that affect the operations and financial performance of companies, including us. We cannot predict which policies the newly elected president will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy.

Uncertainty regarding political developments and the policies the Brazilian federal government may adopt or alter may have material adverse effects on the macroeconomic environment in Brazil, as well as on the operations and financial performance of businesses operating in Brazil, including ours. These uncertainties may heighten the volatility of the Brazilian securities market, including in relation to our ADSs and our common shares.

Brazilian government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us and the trading price of the ADSs and our common shares.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Brazilian government to curb it, including the increase of the SELIC rate, the basic interest rate in the Brazilian banking system, established by the Central Bank, together with the speculation about governmental measures to be adopted, have materially and adversely affected the Brazilian economy and contributed to economic uncertainty in Brazil, heightening volatility in the Brazilian capital markets and adversely affecting us. Brazil’s annual inflation, as measured by the general price index (Índice Geral de Preços – Mercado), or IGP-M index, was 5.5% in 2022, 17.1% in 2021 and 23.1% in 2020. Brazil’s Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or the IPCA, recorded inflation of 5.8%, 10.1% and 4.5% in 2022, 2021 and 2020, respectively, according to IBGE. As of December 31, 2022, 2021 and 2020, the SELIC rate was 13.75%, 9.25% and 2.00%, respectively. The Monetary Policy Committee (Comitê de Política Monetária), or COPOM, has adjusted the official interest rates in situations of economic uncertainty to meet the economic goals established by the Brazilian government. As of August 2, 2023, the COPOM decreased the official interest rates to 13.25%. As of the date of this annual report, the official interest rate in Brazil is 13.25%.

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

The real has historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2020, the real depreciated against the U.S. dollar in comparison to 2019, reaching R$5.1967 per US$1.00 as of December 31, 2020. In 2021, the real further depreciated against the U.S. dollar in comparison to December 31, 2020, reaching R$5.5805 per US$1.00 as of December 31, 2021. In 2022, the real gained value against the U.S. dollar and, as of December 31, 2022, the U.S. dollar selling rate was R$5.2177 per US$1.00. As of August 15, 2023, the real-U.S. dollar exchange rate was R$4.9812 per U.S. dollar.

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

In January 2018, Standard & Poor’s downgraded Brazil’s credit rating to BB- with a stable outlook, which it changed to positive in December 2019 and back to stable in April 2020. In June 2021, and in June 2022, Standard & Poor’s reaffirmed its rating. In June 2023, Standard & Poor’s adjusted its outlook to positive. In February 2018, Fitch downgraded Brazil’s credit rating to BB- with a stable outlook, which it affirmed in May 2019. In May 2020, Fitch adjusted its outlook to negative, which it reaffirmed in May 2021 and July 2022. In June 2023, Fitch upgraded Brazil’s credit rating to BB with a stable outlook. Since April 2018, Moody’s has maintained Brazil’s credit rating at Ba2 with a stable outlook.

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

The COVID-19 pandemic and governmental responses thereto had a severe impact on global and Brazilian macro-economic and financial conditions, including the disruption of supply chains and the closures or interruptions of many businesses, leading to losses of revenues, increased unemployment and economic stagnation and contraction. The COVID-19 pandemic also resulted in materially increased volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads.

In Brazil, the stock market experienced automatic suspensions, known as “circuit-breakers,” as a result of significant volatility in stock trading caused by investors’ reactions to the uncertainty related to the COVID-19 pandemic in the global economy and recessionary effect on the Brazilian economy. The B3 dropped 36.9% from January 1, 2020, to March 31, 2020, following the downfall of international equity markets. The trading piece of our common shares was also adversely affected.

Measures taken by governmental authorities worldwide, including Brazil, to stabilize markets and support economic growth in the case of an outbreak of an epidemic or pandemic may not be sufficient to control volatility or to prevent serious and prolonged reductions in economic activity. These measures may have adverse macroeconomic effects and negatively influence the behavior of the consumer market and the population in general.

The effects of an outbreak of an epidemic or pandemic on our business will depend on, among other factors, the ultimate geographic spread of the disease, the duration of the outbreak and the extent and overall economic effects of the governmental response to it. In addition, the effects of the outbreak may exacerbate the effects of the other risk factors disclosed in this section of this annual report, including the effects on the price and performance of our common shares and ADSs.

Risks Relating to our Industry and Us

We face significant competition and pressure to adapt to changing consumer habits and preferences, which may adversely affect our market share and net income.

We operate mainly in the Brazilian food retail industry, which is highly competitive. We compete with other retailers based on price, product mix, store location and layout and services. Consumer habits are constantly changing, and we may not be able to anticipate and quickly respond to these changes. We face intense competition from other store formats and sub-segments within the food retail industry, especially the cash-and-carry sector, which has in recent years imposed significant competitive pressure on our stores. We also face competition from small and regional retailers, mainly in the retail segment, and especially from those that operate in the informal segment of the Brazilian economy. In addition, in our markets, particularly in the São Paulo and Rio de Janeiro metropolitan areas, we compete in the Brazilian retail sector with a number of large multinational retail food, general merchandise and cash and carry chains, as well as local supermarkets and independent grocery stores. Acquisitions or consolidations within the industry may also increase competition and adversely affect our market share and net income.

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

In recent years, traditional supermarkets and retail stores sales in Brazil have increased sales of food and clothing products over the internet. We expect this trend to continue as more traditional retailers enter into the online retail field or expand their existing infrastructure related to internet sales. For example, in recent years, Amazon has been expanding its operations in Brazil. Growth in the internet retail business of our competitors would likely harm not only our retail operations but also our internet retail operations. Internet retailers are able to sell directly to consumers, reducing the importance of traditional distribution channels such as supermarkets and retail stores. Certain internet food retailers have significantly lower operating costs than traditional supermarkets because they do not rely on an expensive network of retail points of sale or a large workforce. As a result, internet food retailers are able to offer their products at lower costs than we do and, in certain cases, are able to bypass retailing intermediaries and deliver particularly high-quality and fresh products to consumers. We believe that our customers are increasingly using the internet to shop electronically for food and other retail goods, and that this trend is likely to continue.

Additionally, technology employed in retail food sales evolves constantly as part of a modern digital culture. We may not be able to adapt to these changes quickly enough to meet our customers’ demands and preferences, as well as standards of the industry in which we operate.

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

Historically, the Brazilian food retail industry has experienced periods of economic slowdown that led to declines in consumer spending. The success of operations in the food retail sector depends on various factors related to consumer spending and consumer income, including general business conditions, interest rates, inflation, consumer credit availability, taxation, consumer confidence in future economic conditions, employment and salary levels. Reductions in credit availability in Brazil, as well as more stringent credit policies adopted by us and credit card companies may negatively affect our sales. Unfavorable economic conditions in Brazil, or unfavorable economic conditions worldwide reflected in the Brazilian economy, may significantly reduce consumer spending and available income, particularly for lower income classes, who have less access to credit than higher income classes, more limited debt refinancing conditions and more susceptibility to be affected by increases in the unemployment rate. These conditions may have a material adverse effect on our financial condition and results of operation.

These factors are compounded as Brazil continues to slowly recover from a recession following the COVID-19 pandemic, with only meager GDP. Brazil’s GDP growth rates were 2.9% in 2022, 4.6% in 2021, (4.1)% in 2020. Negative developments in the Brazilian economy may affect its growth rate and, consequently, the sales of our products, which may adversely affect the trading price of our ADSs and common shares.

Because the Brazilian retail industry is usually perceived as essentially growth-oriented, we are dependent on the growth rate of the urban population and on the income levels of the Brazilian population. Any decrease or slowdown in these metrics may adversely affect our sales and our results of operations.

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

Sales in installments are an important component of the results of operations for Brazilian non-food retailers. The increase in the unemployment rate combined with relatively high interest rates have resulted in an increased restriction of credit availability to consumers in Brazil. The unemployment rate in the country reached 9.3% in 2022 compared to 11.1% in 2021 and 13.9% in 2020.

Our sales volumes, particularly for non-food products, and, consequently, our results of operations may be adversely affected if the credit availability to consumers is reduced, or if the Brazilian government restricts the granting of credit to consumers.

Additionally, through FIC, we extend credit to customers in Brazil. FIC is our partnership with Itaú Unibanco Holding S.A., or Itaú Unibanco, one of the largest financial institutions in Brazil. FIC exclusively offers credit cards, financial services and insurance coverage at our stores. For more information on FIC, see “Item 4. Information on the Company—4B. Business Overview—Operations—Financial Services.”

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

We are increasingly dependent on credit card sales. Sales to customers using credit cards accounted for 44.6%, 47.0% and 47.2% of our consolidated net operating revenue in 2022, 2021 and 2020, respectively. In order to offer credit card sales to our customers, we depend on the policies of merchant acquirers, including fees charged by these companies. Any change in the policies of merchant acquirers, including, for example, their merchant discount rate, may adversely affect us.

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

We believe that our Pão de Açúcar, Extra and Compre Bem banners contribute significantly to the success of our business. We also believe that maintaining and enhancing those brands is critical to expanding our base of customers, which depends largely on our ability to continue to create the best customer experience, based on our competitive pricing and our large assortment of products.

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

On June 14, 2019, we completed the sale of all of our equity interest in Via and Via ceased to be a consolidated subsidiary. Since then, we do not control Via nor have exercised influence over its management or operations, and, as a result, Via has no longer been our related party. However, certain transactions, previously existing between the Company and Via, when Via was part of the Pão de Açúcar Group, remained in effect, including guarantees we have granted for certain obligations of Via. While the vast majority of the guarantees have been terminated, we and Via are under discussions with respect to allegedly outstanding obligations under certain agreements. In the event of non-compliance by Via of these obligations, including as a result of non-payment, our business and results of operations may be adversely and materially affected. For more information on these transactions, see “Item 4. Information on the Company—4A. History and Development of the Company—Sale of Home Appliances Operating Segment.”

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

Approximately 65% of our products are distributed through our 10 distribution centers and warehouses located in the Southeastern, Midwestern and Northeastern regions of Brazil. The transportation system and infrastructure in Brazil are underdeveloped and need significant investment to work efficiently and to meet our business needs.

Any significant interruption or reduction in the use or operation of transportation infrastructure in the cities where our distribution centers are located or in operations at one of our distribution centers, as a result of natural disasters, fire, accidents, systemic failures, strikes or other unexpected causes, may delay or affect our ability to distribute products to our stores and customers and may decrease our sales, which may have a material adverse effect on us. Our growth strategy includes the opening of new stores which may require the opening of new distribution centers or the expansion of the existing ones to supply and meet the demand of additional stores. Our operations may be negatively affected if we are not able to open new distribution centers or expand our existing distribution centers to meet the supply needs of these new stores.

Factors associated with climate change could adversely affect us.

The long-term effects of global climate change present both physical risks, such as extreme weather conditions or rising sea levels, and transition risks, such as regulatory or technology changes, which are expected to be widespread and unpredictable.

Many of our operations are in locations that may be affected by the physical risks of climate change. Weather conditions, natural disasters, and other catastrophic events, such as tropical storms, floods, fires and droughts, in areas where we or our suppliers operate, or depend upon for continued operations, could adversely affect the availability and cost of commodities, including utilities, and certain products within our supply chain, affect consumer purchasing power, and reduce consumer demand. We also face the risk of losses incurred as a result of physical damage to stores or warehouses, loss or spoilage of inventory and business interruption caused by such events, all of which could adversely affect us.

We use natural gas, diesel fuel, gasoline and electricity in our operations, all of which could face increased regulation and cost increases as a result of climate change or other environmental concerns. Transitioning to alternative energy sources, such as renewable electricity or electric vehicles, could result in higher costs. Regulations limiting greenhouse gas emissions and energy inputs are expected to increase in coming years, which may increase our costs associated with compliance, tracking, reporting, and sourcing. We also sell fuel at our gas stations, the demand for which could be impacted by concerns about climate change and increased regulations. Furthermore, any failure to achieve our goals with respect to reducing our impact on the environment, or perception of a failure to act responsibly with respect to the environment, could adversely affect our reputation and results of operations. These events and their impacts could adversely affect us.

We rely on information technologies and systems to operate our business and any disruption to these systems may adversely affect our business. Moreover, failure to protect our database from violations and breaches could have an adverse effect on us.

We heavily rely on the accuracy, availability and security of our information technology systems, including systems used for websites and apps, data analytics, customer service, supplier connectivity, communications, fraud detection, enterprise resource planning, inventory management, warehouse management and administration. Disruptions to these systems, caused by obsolescence, natural disasters, energy interruptions, failures in telecommunication, technical failures, human input errors or intentional acts, such as hacker attacks, could affect the availability of our services and prevent or inhibit the ability of consumers to complete purchases on our stores, websites and apps. Problems with the reliability of our systems could prevent us from recording and earning revenue, result in loss of customers, harm our reputation and adversely affect our business.

In addition, we, like all business organizations in the digital world, have been subject to a broad range of cyber threats, including attacks, with varying levels of sophistication. These cyber threats may undermine the confidentiality, availability and integrity of our systems and database, including our customers’, suppliers’ and employees’ confidential, classified or personal information.

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

We are subject to risks associated with non-compliance with the applicable data protection laws.

The processing of personal data in Brazil is regulated by Law No. 13,709/2018 (Lei Geral de Proteção de Dados), or the Brazilian General Data Protection Law, which became effective as of September 18, 2020. The Brazilian General Data Protection Law established a new legal framework for the treatment of personal data, which set forth rules relating to, among other subjects: (i) the rights of personal data owners; (ii) the legal basis applicable to personal data protection; (iii) the requirements to obtain consent to use personal data; (iv) the obligations and requirements related to security incidents involving personal data, (v) personal data leaks and transfers; and (vi) the creation of the Brazilian Data Protection Authority (Autoridade Nacional de Proteção de Dados).

If we fail to comply with the Brazilian General Data Protection Law, we may be subject to penalties, such as: (i) notifications; (ii) obligations to disclose the infraction; (iii) temporary blockage or deletion of personal data to which the infraction relates from our database; (iv) partial or total suspension to operate the database to which the infringement relates for a maximum period of six months; (v) partial or total prohibition to exercise activities related to data processing; and (vi) fines in amounts corresponding to up to 2% of our revenue or the revenues of our group or financial conglomerate in Brazil for the previous fiscal year, excluding taxes, limited to an aggregate amount of R$50.0 million per infraction. In addition, we may be held responsible for pecuniary, non-pecuniary, individual, or collective damages caused by us and jointly and severally liable in case these damages are caused by our subsidiaries, due to non-compliance with the obligations set forth in the Brazilian General Data Protection Law and in other sparse and sectoral legislation on data protection in effect in Brazil.

Accordingly, failures by us and our subsidiaries to comply with the Brazilian General Data Protection Law may result in penalties and damages which could have a material adverse effect on our business and reputation.

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

We are party to legal and administrative proceedings related to civil, regulatory, tax and labor matters. We cannot assure you that these legal proceedings will be decided in our favor. We have made provisions for proceedings in which the chance of loss has been classified as probable by our external legal advisors, management and our audit committee. Our provisions may not be sufficient to cover the total liabilities arising from unfavorable decisions in legal or administrative proceedings. If all or a significant number of these proceedings have an outcome unfavorable to us, our business, financial condition and results of operations may be materially and adversely affected. In addition to provisions recorded on our financial statements and the cost of legal fees associated with the proceedings, we may be required to post bonds in connection with the proceedings, which may adversely affect our financial condition. See “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information—Legal Proceedings” and note 21 to our audited consolidated financial statements, for a description of our material litigation contingencies.

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

Failure to comply with anti-corruption laws to which we are subject or any investigations of misconduct, or enforcement actions could subject us to fines, loss of operating licenses, and reputational harm as well as other penalties, including individual arrests, which may materially and adversely affect us, our reputation, and the trading price of the ADSs and our common shares.

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

ADS holders may only exercise their voting rights in accordance with the deposit agreement governing the ADRs. Holders of ADSs face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares are able to exercise their voting rights by attending a shareholders’ meeting in person or virtually (whenever the shareholders’ meeting is held under a partial or 100% digital format), by means of the distance voting form (boletim de voto a distância) or by voting by proxy. By contrast, ADS holders will receive notice of a shareholders’ meeting by mail from the depositary bank for the ADSs if we give notice to the depositary requesting it to do so. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. This voting process necessarily takes longer for ADS holders than for holders of our common shares. If the depositary fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that those ADS holders are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, to the extent permitted by NYSE rules.

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

We responded to these changes by strengthening our capital structure, increasing our logistics and technology investments and implementing an expansion strategy focused on the different consumer preferences and needs of the Brazilian population. To support our expansion strategy, consisting of acquisitions and organic growth, we defined the format of our stores to tailor them to the expectations, consumption patterns and purchasing power of the different income levels in Brazil. Our stores have operated under different banners targeting the various income segments of the Brazilian population, aiming to provide comprehensive and targeted coverage of the regions where we operate. In order to implement this strategy and to increase our market share, throughout our history, we acquired important Brazilian supermarket chains, which were later and gradually converted into our banners. We also acquired or entered into an association with a financial institution, Itaú Unibanco, to offer credit cards and financial services.

Throughout the years, our principal banners included Pão de Açúcar (premium supermarkets), Extra (hypermarkets, supermarkets, drugstores and gas stations), Mercado Extra and Minuto Pão de Açúcar (proximity and neighborhood concept stores), Assaí (cash and carry stores), and Ponto Frio and Casas Bahia (home appliances). For more information on our current banners, see “—4B. Business Overview—Operations.”

In addition, we entered into a financial partnership called FIC with Itaú Unibanco to offer credit cards and financial services. For more information on FIC, see “—4B. Business Overview—Operations—Financial Services.”

In the end of the 2019, with the acquisition of Grupo Éxito, we started to have operations in Colombia, Uruguay and Argentina, through the following banners: (i) Viva Malls, Éxito, Carulla, Surtimayorista, Surtimax and Super Inter in Colombia, (ii) Devoto, Disco and Géant in Uruguay, and (iii) Libertad, Mini Libertad and Pasco Libertad Malls in Argentina.

More recently, our strategy has been to focus on the Brazilian food retail segment in the premium and proximity formats under the banners Pão de Açúcar, Minuto Pão de Açúcar and Mercado Extra.

We summarize below principal historical changes in our business related to acquisitions, divestitures and other significant developments.

Changes in Our Business

Discontinued Operations for the Year Ended December 31, 2022

Grupo Éxito

In February 2023, our shareholders approved the segregation of Grupo Éxito’s operations in Colombia, Argentina and Uruguay, from our business. The Éxito Segregation Transaction is expected to unlock value to our shareholders by enhancing the market value of the Company and Éxito separately.

Éxito’s common shares will be delivered: (a) in the form of Éxito BDRs, admitted to trading in the B3, to holders of our common shares who are not Law No. 4,131 CBD shareholders; and (b) in the form of Éxito ADSs, admitted to trading on the NYSE, which are expected to begin trading in the NYSE on the third quarter of 2023, to (i) holders of our ADSs and (ii) to our Law No. 4,131 CBD shareholders who chose to receive Éxito ADSs.

Following the completion of the Éxito Segregation Transaction, which is expected to occur in the third quarter of 2023, the Company will retain a minority stake of approximately 13% of Éxito’s common shares and Casino will retain a voting stake, directly and indirectly, of approximately 47% of Éxito.

As of the date of this annual report, we have fulfilled the main requirements for the Éxito Segregation Transaction. Thus, in accordance with IFRS 5, we report the net result of Grupo Éxito for the year ended December 31, 2022, after taxes, in one single line item in the statement of income and the balances of assets and liabilities are presented as held for sale or distribution. Furthermore, in accordance with IFRS 5, for comparative purposes, the statement of income and the explanatory notes related to our income for the years ended December 31, 2021 and 2020 were restated to account for the effects of the Éxito Segregation Transaction in our audited consolidated financial statements. For more information on the effects of the Éxito Segregation Transaction on our audited consolidated financial statements, see notes 1.2 and 33(a) to our audited consolidated financial statements.

The effect of assets and liabilities held for sale or distribution as of December 31, 2022, was R$20,809 million and R$11,260 million, respectively. The effect of the results of discontinued operations for the years ended December 31, 2022, 2021 and 2020, was a loss of R$7 million, a gain of R$532 million and a gain of R$228 million, respectively.

For more information on the Éxito Segregation Transaction, see “Explanatory Note—Éxito Segregation Transaction.”

Extra Hiper Stores

In line with our strategy of focusing on the premium supermarket and proximity store segments, we decided to discontinue our hypermarket business, operated under the Extra Hiper banner. As part of that goal, in late 2021, the boards of directors of CBD and Sendas approved the Extra Hiper Asset Sale.

The Extra Hiper Asset Sale consisted of (i) the transfer of commercial rights of 66 Extra Hiper stores to Sendas for R$3.9 billion to be paid by Sendas to CBD in installments and (ii) the sale of 17 Extra Hiper real estate properties stores to Barzel Properties, a Brazilian real estate investment fund, or Barzel, for R$1.2 billion. The 17 real estate properties were subsequently leased by Barzel to Sendas for a period of 25 years, renewable for the same term.

In August 2022, as part of the Extra Hiper Asset Sale, after the transfer of commercial rights of 61 stores to Sendas, we assigned certain receivables related to those stores to financial institutions, for approximately R$2 billion. The receivables assigned consisted of R$1.2 billion maturing in 2023 and R$700 million maturing in January 2024, adjusted by the CDI rate, plus 1.2% per year. The cost of the receivables assignment was R$2.4 million, which we recorded in the line item “financial income (expenses), net” of our income statement. In the end of 2022, after the transfer of commercial rights of five additional stores to Sendas, we assigned the remaining receivables to financial institutions. As of December 31, 2022, Sendas had paid all the amount due to CBD relating to the transfer of commercial rights of 66 Extra Hiper stores to Sendas.

Out of our remaining 37 Extra Hiper stores that were not part of the Extra Hiper Asset Sale, 23 stores were converted into Pão de Açúcar or Mercado Extra stores, 11 stores were closed or sold to other third parties and three stores remain under analysis for possible closure. As of the date of this annual report, we no longer operate under the Extra Hiper banner.

For the year ended December 31, 2022, the Company recorded proceeds related to the Extra Hiper Asset Sale in the amount of R$3.9 billion, in addition to asset write-offs in the amount of R$1.0 billion and expenses of R$1.3 billion. The net result of the Extra Hiper Asset Sale, in the amount of R$1.5 billion, was recorded in our result of discontinued operations. As of December 31, 2022, we had received all amounts expected to be received under the Extra Hiper Asset Sale. For more information on the effects of the Extra Hiper Discontinued Operations on our consolidated financial statements, see notes 1.1 and 33(a) to our audited consolidated financial statements.

For more information on the Extra Hiper Discontinued Operations and the Extra Hiper Asset Sale, see “Explanatory Note—Extra Hiper Discontinued Operations.”

Drugstores

In late 2021, we decided to close all of our drugstores as part of the actions adopted in the context of the Extra Hiper Discontinued Operations. By the end of the first quarter of 2022, we had closed and discontinued all of our drugstores.

Spin-off of Cash and Carry Operating Segment

On December 31, 2020, we segregated the cash and carry business from our business through a spin-off of our then wholly-owned subsidiary Sendas, which operated cash and carry stores under the Assaí banner, or the Sendas Spin-Off. After the Sendas Spin-Off, Sendas underwent a corporate reorganization.

Following the consummation of the Sendas Spin-Off, Sendas has become an independent and publicly traded company. As of the date of this annual report, Casino holds 11.7% of the equity interest in Sendas. Also, as of the date of this annual report, each of CBD and Sendas holds 50.0% of Bellamar Empreendimentos e Participações Ltda., or Bellamar, a holding company that holds an investment in 35.8% of the shares of FIC.

In connection with the Sendas Spin-Off, we entered into a Separation Agreement with Sendas, which provides a framework for our relationship with Sendas following the Sendas Spin-Off. For more information on the Separation Agreement, see “Item 7. Major Shareholders and Related Party Transactions—7B. Related Party Transactions—Agreements with Sendas.”

Acquisition of Cheftime

In August 2022, we acquired the remaining equity stake previously held by minority shareholders in our subsidiary Cheftime, which is focused on ready-to-eat meals. Following this acquisition, Cheftime became our wholly-owned subsidiary, and its activities were transferred to our company.

Sale of Home Appliances Operating Segment

In 2009, we acquired a 98.8% of ownership interest in Globex (which later changed its corporate name to Via), a company which operated in the home appliances sector under the brand name Ponto Frio.

In 2010, through an association with members of the Klein family who represented the partners of Casa Bahia Comercial Ltda., or Casa Bahia Comercial, a Brazilian home appliances retailer which operated under the brand name Casas Bahia, we and the partners of Casa Bahia Comercial merged our respective businesses in the home appliances and e-commerce segments under Via, controlled by us.

Between December 2018 and June 2019, we sold, through a series of transactions, all of our equity interest in Via on B3 and we no longer exercise influence over Via’s management.

After the consummation of the sale of all our equity interest in Via, certain transactions, previously existing between the Company and Via when Via was part of our group, remained in effect. While most of the transactions have been terminated, we and Via are under discussions with respect to allegedly outstanding obligations under certain agreements regarding their amicable termination or replacement.

Under our prior operating agreement with Via, which expired on October 21, 2021, Via had exclusive right to operate the e-commerce of electronic products through the website Extra.com. As of the date of this annual report, under our trademark licensing agreement with Via, Via is still allowed to use the Extra.com brand in its e-commerce activities, but has no exclusive rights to the use of that brand.

Before the sale of our equity interest in Via, we provided guarantees for obligations of Cnova Brazil and Via under certain agreements, including lease agreements, commercial agreements, insurance policies and agreements with financial institutions. We have since reached an agreement with Cnova Brazil and Via for the replacement of the most significant guarantees, which are no longer in effect as of the date of this annual report. As of the date of this annual report, we and Via are under discussions with respect to allegedly outstanding obligations under certain agreements regarding their amicable termination or replacement.

Indemnity with the Klein Family

Pursuant to the terms of our association agreement with the Klein family for the merger of our and the Klein family’s respective home appliances businesses under Via, dated December 4, 2009, Via had indemnity rights against us and Casa Bahia Comercial for certain claims existing as of November 9, 2010, the closing date of the transaction. The parties undertook to ascertain the balance of indemnity rights to be paid by one party to another, among other related expenses, six years after the closing of the transaction.

Accordingly, on July 4, 2017, we entered into an agreement with the original counterparties to the association agreement to, among other matters, ascertain the liabilities for losses and damages incurred by Via and the Klein family and consolidate the procedures for indemnification of these losses and damages. On October 24, 2018, we entered into an amendment to the agreement to improve the criteria for determination of the outstanding amount of indemnifiable losses, among other items.

As a result of these agreements, we are entitled to receive reimbursements from Via related to certain tax credits of our former subsidiary Globex, net of the amount of certain other tax, consumer, civil and labor related contingencies of Globex, for which we are liable. The reimbursement obligations of CBD related to contingencies arising from facts that occurred prior to the acquisition of Globex, in 2010, will remain outstanding for as long as the legal proceedings relating to these obligations remain pending.

The tax credits for which we are entitled to receive the reimbursements are related to the exclusion of the tax charged on the sales of the products (Imposto sobre Circulação de Bens e Mercadorias), or ICMS, from the calculation basis of the contribution to the social integration plan (Programa de Integração Social), or PIS, and the contribution for social security financing (Contribuição para o Financiamento da Seguridade Social), or COFINS, which are both taxes charged on gross revenues. As of December 31, 2022, the reimbursement rights amounted to R$573 million.

For more information on the reimbursement rights and tax credits, see notes 8, 21.6 and 21.9 to our audited consolidated financial statements.

Corporate Reorganization of E-commerce Operating Segment

Cnova Brazil was a wholly-owned subsidiary of Cnova and owned our and Via’s Brazilian non-food e-commerce businesses. Following the completion of the Cnova corporate reorganization in October 2016, Cnova Brazil became a wholly-owned subsidiary of Via, operating the websites Extra.com.br, Pontofrio.com and Casasbahia.com.br, and ceased to be a shareholder of Cnova.

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

Digital Transformation

To advance our digital transformation and expand our investment in technology, in 2018, we acquired the delivery app James, a multiservice platform for ordering and delivering our products, connecting customers, deliverers and establishments. In late 2022, our James delivery operations were consolidated into the e-commerce operations of the Pão de Açúcar and Extra banners.

In 2019, we and Raia Drogasil formed Stix, the legal entity that operates the Stix Fidelidade loyalty program. The loyalty program was developed to better adapt to our customers’ demand for delivery and e-commerce services. In addition, the program allows its users to earn points on purchases made on associated retailers’ websites and stores, including us and Raia Drogasil, which are redeemable for products, services, discounts and other benefits. Stix Fidelidade also has Itaú Unibanco as a strategic partner responsible for enabling Itaú Unibanco’s clients to acquire points under Stix Fidelidade under certain terms and conditions.

For more information on our digital transformation, see “Item 5. Operating and Financial Review and Prospects––5A. Operating Results—Overview of the Fiscal Year Ended December 31, 2022” and “––5D. Trend Information.”

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

Also, as of the date of this annual report, we are in the course of further improving our private label brands, an effort focused initially on our Qualitá and Taeq brands.

For more information on our private label brands, see “––4B. Business Overview—Private Label Products.”

Recent Developments

Social Contribution on Net Profits

On February 9, 2023, the Brazilian Supreme Court (Supremo Tribunal Federal), or STF, issued a ruling on the social contribution on net profits (Contribuição Social Sobre o Lucro Líquido), or CSLL. The CSLL is a federal tax levied on net profits at a rate of 9.0%. The decision issued by the STF determined that companies that had obtained prior final and unappealable decisions allowing the non-payment of CSLL on the basis that CSLL was unconstitutional were nonetheless subject to another ruling by the STF of 2007 that had determined that the CSLL was constitutional.

As a result, we: (i) revised the probability of loss in legal proceedings against us regarding non-payment of CSLL and the amounts of CSLL not paid in the last five years from remote to probable; (ii) recorded provisions in the amount of R$600 million related to these proceedings in our balance sheet as of December 31, 2022; (iii) recorded deferred tax credits from negative basis, temporary differences and taxes on profits abroad of R$312 million. Consequently, our total net CSLL expense for the year ended December 31, 2022, was R$288 million, of which R$180 million were originated from continued operations and R$108 million were originated from discontinued operations.

The full impact of the decision on our cash and cash equivalents will depend on the outcome of our ongoing proceedings involving CSLL. The STF’s decision has automatically increased by 9% the tax rate levied on net profits. For more information on the decision of the STF regarding CSLL, see “Item 8. Financial Information––8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Tax-Related Claims—Non-Payment of Social Contribution on Net Profits.”

Capital Increase and Capital Reduction

On February 14, 2023, our shareholders approved a (i) capital increase of R$2,605 million, through the use of reserves, without issuing new shares and (ii) a capital reduction in the amount of R$7,133.4 million through the delivery of common shares issued by Éxito owned by the Company, to our shareholders, as part of the Éxito Segregation Transaction.

Pursuant to Brazilian corporate law, the unsecured creditors of a company may raise an opposition to a capital reduction within a period of 60 days after the publication of the minutes of the shareholders’ meeting that approved the capital reduction. None of our unsecured creditors raised any opposition to the capital reduction relating to the Éxito Segregation Transaction within the 60-day period, which ended on April 16, 2023. However, the capital reduction will only be implemented and reflected in our capital stock upon completion of the Éxito Segregation Transaction, which is expected to occur in the third quarter of 2023.

For more information on the Éxito Segregation Transaction, see “Explanatory Note—Éxito Segregation Transaction.”

19th Issuance of Debentures

In February 2023, we issued non-convertible debentures in Brazil in the total principal amount of R$500.0 million, of which (i) R$376.6 million relate to the first series, which accrues interest at 1.0% per year plus the average CDI rate and matures on February 11, 2028, and (ii) R$123.4 million relate to the second series, which accrues interest at 1.2% per year plus the average CDI rate and matures on February 13, 2030. These debentures were granted as collateral under the 80th issuance of real estate receivable certificates of Virgo Companhia de Securitização.

Sale and Leaseback Transaction

On June 19, 2023, we entered into a real estate sale and leaseback agreement pursuant to which we sold two Mercado Extra and nine Pão de Açúcar stores to a private fund for US$330 million, as part of our plan to reduce our level of indebtedness for the years ending December 31, 2023 and 2024, and strengthen our capital structure. These stores were subsequently leased back to us pursuant to individual lease agreements that have terms ranging from 15 to 18 years, renewable for terms equal to the original lease agreement.

Capital Expenditures and Investment Plan

As part of our capital expenditures and investment plan, we have invested R$5.4 billion in our consolidated operations in the three years ended December 31, 2022, taking into account continued operations and discontinued operations. Our capital expenditures in our continuing operations increased by 53.7% % from R$0.7 billion in 2021 to R$1.1 billion in 2022.

Our capital expenditures and investment plan in 2022 aimed to foster (i) the opening of new stores and store conversions; (ii) store renovations; (iii) improvements to information technology; and (iv) improvements to distribution facilities. We have historically financed our capital expenditures and investments mainly with cash flow generated from our operations and funded by third parties. For more information on the sale of Extra Hiper stores, see “—Changes in Our Business—Discontinued Operations for the Year Ended December 31, 2022—Extra Hiper Stores.”

Our investments in the last three years ended December 31, 2022 have included:

Opening of new stores and store conversions – We seek to rent real estate properties when there is an opportunity to open new stores under one of our banners or local supermarket chain acquisition opportunities that suit one of our formats.

In 2022, we opened 49 stores, 38 of which were Minuto Pão de Açúcar stores, six of which were Mini Extra stores and six of which were Mini Extra stores. We also converted 23 Extra Hiper stores into Pão de Açúcar or Mercado Extra stores.

In addition, as a consequence of the Extra Hiper Asset Sale, we (i) the transferred commercial rights of 66 Extra Hiper stores to Sendas and (ii) sold 17 Extra Hiper real estate properties stores to Barzel Properties.

Out of our remaining 37 Extra Hiper stores that were not part of the Extra Hiper Asset Sale, 23 stores were converted into Pão de Açúcar or Mercado Extra stores, 11 stores were closed or sold to other third parties and three stores remain under analysis for possible closure. As of the date of this annual report, we no longer operate under the Extra Hiper banner. For more information on the Extra Hiper Asset Sale, see “—Changes in our Business—Discontinued Operations for the Year Ended December 31, 2022—Extra Hiper Stores.”

Renovation of existing stores – We usually remodel a number of our stores every year. Through our renovation program, we updated refrigeration equipment in our stores, created a more modern, customer-friendly and efficient environment and outfit our stores with advanced information technology systems. In 2022, we invested R$31.8 million in the renovation of refrigeration equipment in our stores.

Improvements to information technology – We view technology as an important tool for efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters. We have made significant investments in information technology, totaling R$620 million from 2020 through 2022 excluding the investments in information technology relating to Grupo Éxito’s discontinued operations. For more information on our information technology, see “—Item 4B. Business Overview—Information Technology” and for more information on the Éxito Segregation Transaction, see “Explanatory Note—Éxito Segregation Transaction.”

Improvements to distribution facilities and others – We own and lease distribution centers and warehouses. The improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow. We have invested R$612 million in our distribution facilities from 2020 through 2022 excluding the investments in distribution facilities relating to Grupo Éxito’s discontinued operations. For more information on the Éxito Segregation Transaction, see “Explanatory Note—Éxito Segregation Transaction.”

The following table provides a summary description of our principal capital expenditures for the periods indicated:

	Year Ended December 31,
	2022	2021	2020	2020-2022
	(in millions of R$)
Opening of new stores and store conversions	217	73	1,111	1,401
Renovation of existing stores	479	312	562	1,353
Information technology	276	163	189	628
Distribution facilities and other	147	180	291	618
Retail(1)	1,119	728	2,152	3,999
Grupo Éxito Discontinued Operations(2)	507	539	338	1,384
Total	1,626	1,267	2,490	5,383

_________________

(1)	The total of capital expenditures presented in the table for the year ended December 31, 2020 include capital expenditures that we made in Sendas during the period until the Sendas Spin-Off that occurred on December 31, 2020. The capital expenditures related to Sendas totaled R$1,305.0 million in 2020. For more information on the Sendas Spin-Off, see “—Changes in Our Business—Spin-Off of Cash and Carry Operating Segment.” The total of capital expenditures presented in the table for the year ended December 31, 2020 also include capital expenditures that we made in the Extra Hiper stores. We classified the results of operations of the Extra Hiper banner as discontinued operations in our audited consolidated financial statements. For more information on the discontinuance of the Extra Hiper banner, see “—Changes in Our Business—Discontinued Operations for the Year Ended December 31, 2022—Extra Hiper Stores.”

(2)	As disclosed in notes 1.2 and 33(a) to our audited consolidated financial statements, the statement of income for the years ended December 31, 2022, 2021 and 2020 related to Grupo Éxito was classified in a single line as “discontinued operations,” as well as the assets and liabilities for Grupo Éxito, which are now classified as held for sale, as a result of the Éxito Segregation Transaction. For more information on the Éxito Segregation Transaction, see “Explanatory Note—Éxito Segregation Transaction.”

We believe that existing resources and operating income will be sufficient for our capital expenditures and investment plan and to meet our liquidity requirements. However, our capital expenditures and investment plan are subject to a number of contingencies, many of which are beyond our control, including the continued growth and stability of the Brazilian economy, and our business and operations. We cannot assure you that we will successfully complete all or any portion of our capital expenditures and investment plan. In addition, we may participate in acquisitions or divest asset that are not budgeted in the capital expenditures and investment plan and we may modify the plans.

For information on our (i) contractual obligations, see “Item 5. Operating and Financial Review and Prospects––5B. Liquidity and Capital Resources—Financial Instruments––Contractual Obligations,” (ii) off-balance sheet arrangements, see “Item 5. Operating and Financial Review and Prospects––5B. Liquidity and Capital Resources—Off-Balance Sheet Arrangements,” (iii) costs relating to the discontinuation of the Extra Hiper stores, including costs relating to the termination of employment agreements, see note 1.1 to our audited consolidated financial statements.

Financial and Operating Data Highlights

The following table presents certain of our summary historical consolidated financial data for each of the periods indicated.

	For the Year Ended December 31,
	2022(*)(2)(3)	2022(2)(3)	2021(4)	2020(1)(4)
	(millions of US$, except per share/ADS data)	(millions of R$, except per share/ADS data)
Statement of income and comprehensive income
Net operating revenue	3,320	17,321	16,298	16,796
Cost of sales	(2,495)	(13,019)	(11,942)	(11,939)
Gross profit	825	4,302	4,356	4,857
Selling expenses	(517)	(2,699)	(2,572)	(2,809)
General and administrative expenses	(115)	(598)	(695)	(727)
Depreciation and amortization	(178)	(931)	(810)	(772)
Other operating expenses, net	(83)	(434)	(168)	343
Operating expenses, net	(893)	(4,662)	(4,245)	(3,965)
Profit (loss) from operations	(69)	(360)	111	892
Financial income	149	778	320	470
Financial expenses	(293)	(1,528)	(943)	(804)
Finance expenses, net	(144)	(750)	(623)	(334)
Share of profit of associates	(39)	(205)	(58)	71
Profit (loss) before income tax and social contribution	(252)	(1,315)	(570)	629
Income tax and social contribution	87	454	725	(318)
Net income (loss) for the year from continuing operations	(165)	(861)	155	311
Net income (loss) for the year from discontinued operations	164	857	805	2,015
Net income for the year	(1)	(4)	960	2,326
Attributed to controlling shareholders from continuing operations	(165)	(863)	158	322
Attributed to controlling shareholders from discontinued operations	132	691	644	1,857
Total attributed to controlling shareholders	(33)	(172)	802	2,179
Attributed to non-controlling shareholders from continuing operations	-	2	(3)	(11)
Attributed to non-controlling shareholders from discontinuing operations	32	166	161	158

	For the Year Ended December 31,
	2022(*)(2)(3)	2022(2)(3)	2021(4)	2020(1)(4)
	(millions of US$, except per share/ADS data)	(millions of R$, except per share/ADS data)
Total attributed to non-controlling shareholders	32	168	158	147
Other comprehensive income (loss) for the year, net of income tax	(560)	(2,924)	(1,408)	2,162
Total comprehensive income (loss) for the year	(561)	(2,928)	(448)	4,488
Attributed to controlling shareholders	(479)	(2,498)	(316)	3,748
Attributed to non-controlling shareholders	(82)	(430)	(132)	740
Per share data(5)
Basic earnings per common share (weighted average for the year):
Common – Continuing operations	(0.61)	(3.20)	0.59	1.20
Common – Total	(0.12)	(0.64)	2.98	8.13
Diluted earnings per common share (weighted average for the year):
Common – Continuing operations	(0.61)	(3.20)	0.59	1.20
Common – Total	(0.12)	(0.64)	2.98	8.13
Weighted average number of common shares outstanding (in millions)	269	269	269	268
Dividends declared and interest on own capital per common share	-	-	0.30	1.92

_________________

(*)	Solely for the convenience of the reader, we have translated certain real amounts at a rate of R$5.2177 to US$1.00, the closing commercial U.S. dollar selling rate as of December 31, 2022, as published by the Central Bank.
(1)	The statement of income for the year ended December 31, 2020 presented in the table related to Sendas was classified in a single line as discontinued operations. For more information on the Sendas Separation, see notes 1.1 and 33(c) to our audited consolidated financial statements. For more information on the Sendas Spin-Off, see notes 1.3 and 33(c) to our audited consolidated financial statements and “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Spin-off of Cash and Carry Operating Segment.”
(2)	In accordance with IFRS 5, we report the net result of Grupo Éxito as of and for the year ended December 31, 2022, after taxes, in one single line item in the statement of income and the balances of assets and liabilities are presented as held for sale or distribution and discontinued operations. For more information on the effects of the Éxito Segregation Transaction on our audited consolidated financial statements, see notes 1.2 and 33(a) to our audited consolidated financial statements.
(3)	In accordance with IFRS 5, we report the net result of the sale of our hypermarket business as of and for the year ended December 31, 2022, after taxes, in one single line item in the statement of income and the balances of assets and liabilities of our hypermarket business are presented as held for sale and discontinued operations. For more information on the effects of the Extra Hiper Discontinued Operations on our audited consolidated financial statements, see note 1.1 and 33(b) to our audited consolidated financial statements.
(4)	In accordance with IFRS 5, for comparative purposes, the statement of income and the explanatory notes related to our income for the years ended December 31, 2021 and 2020 were restated to account for the effects of the Éxito Segregation Transaction and the Extra Hiper Discontinued Operations in our audited consolidated financial statements. For more information on the effects of the Éxito Segregation Transaction and the Extra Hiper Discontinued Operations on our audited consolidated financial statements, see notes 1.2 and 1.1 to our audited consolidated financial statements.
(5)	Until February 2020, each preferred share received a dividend 10% higher than the dividend paid to each common share. As a result of our migration to the Novo Mercado listing segment of B3 on March 2, 2020, we converted all of our preferred shares into common shares and started trading our common shares on the Novo Mercado listing segment of B3. See “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information—Dividend Policy.” We calculate basic earnings per share and diluted earnings per share on a converted basis to accommodate the fact that we no longer have outstanding preferred shares.

The following table presents certain of our summary historical balance sheet data and other financial information as of the dates indicated and for each of the periods indicated.

	As of and for the Year Ended December 31,
	2022(*)(2)(3)	2022	2021(4)	2020(4)
	(in millions of US$)	(in millions of R$)
Balance sheet data
Cash and cash equivalents	719	3,751	8,274	8,711
Property and equipment, net	1,312	6,844	16,344	19,888
Assets held for sale or distribution	3,995	20,843	1,187	109
Total assets	8,402	43,839	49,443	53,295
Current borrowings and financing	192	1,001	1,470	2,309
Non-current borrowings and financing	932	4,862	7,582	6,842
Liabilities on non-current assets for sale or distribution	2,202	11,487	62	-
Shareholders’ equity	2,632	13,733	16,380	16,807
Share capital	1,123	5,861	5,859	5,434
Other financial information
Net cash provided by (used in):

	As of and for the Year Ended December 31,
	2022(*)(2)(3)	2022	2021(4)	2020(4)
	(in millions of US$)	(in millions of R$)
Operating activities	(41)	(216)	2,728	4,742
Investing activities	543	2,834	(77)	(4,291)
Financing activities	(901)	(4,703)	(2,743)	(281)
Capital expenditures(1)	(312)	(1,626)	(1,267)	(2,490)

_________________

(*)	Solely for the convenience of the reader, we have translated certain real amounts at a rate of R$5.2177 to US$1.00, the closing commercial U.S. dollar selling rate as of December 31, 2022, as published by the Central Bank.
(1)	Capital expenditures are comprised of cash used in purchases of property, equipment and intangible assets, as reflected in the consolidated statement of cash flows.
(2)	In accordance with IFRS 5, we report the net result of Grupo Éxito as of and for the year ended December 31, 2022, after taxes, in one single line item in the statement of income and the balances of assets and liabilities are presented as held for sale or distribution and discontinued operations. For more information on the effects of the Éxito Segregation Transaction on our audited consolidated financial statements, see notes 1.2 and 33(a) to our audited consolidated financial statements.
(3)	In accordance with IFRS 5, we report the net result of the sale of our hypermarket business as of and for the year ended December 31, 2022, after taxes, in one single line item in the statement of income and the balances of assets and liabilities of our hypermarket business are presented as held for sale and discontinued operations. For more information on the effects of the Extra Hiper Discontinued Operations on our audited consolidated financial statements, see note 1.1 and 33(b) to our audited consolidated financial statements.
(4)	In accordance with IFRS 5, for comparative purposes, the statement of income and the explanatory notes related to our income for the years ended December 31, 2021 and 2020 were restated to account for the effects of the Éxito Segregation Transaction and the Extra Hiper Discontinued Operations in our audited consolidated financial statements. For more information on the effects of the Éxito Segregation Transaction and the Extra Hiper Discontinued Operations on our audited consolidated financial statements, see notes 1.2 and 1.1 to our audited consolidated financial statements.

The following table presents certain of our summary historical operating data as of each of the dates indicated.

	As of December 31,
	2022	2021	2020

Operating data*
Number of employees at period end(1)	37,325	50,515	53,068
Total square meters of selling area at period end	582,006	942,343	1,128,052
Number of stores at period end(2):
Pão de Açúcar	194	181	182
Mini Extra and Minuto Pão de Açúcar	281	240	236
Mercado Extra and Compre Bem(3)	183	174	175
Extra Hiper Discontinued Operations (4)	3	72	103
Grupo Éxito Discontinued Operations (5)	-	-	-
Total number of stores at period end	661	667	696

_________________

(1)	Based on the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time employees, including employees of the Extra Hiper stores as of December 31, 2020 and 2021, and excluding employees of Éxito) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.
(2)	Excludes gas stations and drugstores. By the end of the first quarter of 2022, we had closed and discontinued all of our drugstores. For more information on the discontinuance of our drugstores, see “—Changes in Our Business—Discontinued Operations for the Year Ended December 31, 2022—Extra Hiper Stores—Drugstores.”
(3)	In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores. Accordingly, the operational information relating to the Mercado Extra and Compre Bem banners include the operations of the Extra Supermercado stores until December 31, 2020.
(4)	For more information on the Extra Hiper Asset Sale and the discontinuation of the Extra Hiper banner, see “––Changes in Our Business—Discontinued Operations for the Year Ended December 31, 2022—Extra Hiper Stores.” The three remaining Extra Hiper stores as of December 31, 2022 are under analysis to be converted to another banner or closed.
(5)	For more information on the Éxito Segregation Transaction, see “Explanatory Note—Éxito Segregation Transaction.”

The following table presents certain of our summary historical consolidated financial and operating data as of each of the dates indicated and for each of the periods indicated.

	As of and for the Year Ended December 31,
	2022(*)	2022	2021(5)	2020(5)
	(US$, except as indicated)	(R$, except as indicated)
Net operating revenue per employee(1):
Pão de Açúcar	92,791	484,158	487,646	561,755

	As of and for the Year Ended December 31,
	2022(*)	2022	2021(5)	2020(5)
	(US$, except as indicated)	(R$, except as indicated)
Mini Extra and Minuto Pão de Açúcar(2)	136,765	713,601	649,884	581,231
Mercado Extra and Compre Bem(2)	88,231	460,360	440,418	455,973
Gas Stations	376,633	1,965,156	1,917,092	2,000,021
Malls	351,070	1,831,778	1,891,252	1,254,295
Other Businesses	694,247	3,622,371	1,165,327	1,018,602
Discontinued operations
Extra Hiper(3)	-	-	773,117	731,431
Drugstores	-	-	436,647	349,971
Grupo Éxito(4)	-	-	-	-
Total discontinued operations	-	-	1,209,764	1,081,402
CBD average net operating revenue per employee	109,994	573,913	610,806	633,819

Gross operating revenue by store format(6):	(in millions of US$)	(in millions of R$)

Pão de Açúcar	1,463	7,636	7,080	7,560
Mini Extra and Minuto Pão de Açúcar(2)	475	2,476	2,082	1,678
Mercado Extra and Compre Bem(2)	1,039	5,423	5,017	4,921
Gas Stations	271	1,411	1,761	1,754
Malls	28	148	246	197
Other Businesses	69	359	360	929
Discontinued operations
Extra Hiper(3)	166	864	10,199	11,935
Drugstores	-	2	189	244
Grupo Éxito(4)	4,825	25,176	24,357	22,034
Total discontinued operations	4,991	26,042	34,745	34,213
Total gross operating revenue (million)	3,511	18,319	48,924	48,372

Average monthly net operating revenue per square meter(8):
Pão de Açúcar	486	2,534	2,528	2,677
Mini Extra and Minuto Pão de Açúcar(2)	642	3,352	3,010	2,407
Mercado Extra and Compre Bem(2)	407	2,125	2,123	2,042
Gas Stations	387	2,017	2,513	2,501
Discontinued operations
Extra Hiper (3)	170	888	1,371	1,520
Drugstores	-	-	2,294	2,413
Grupo Éxito(4)	392	2,045	1,978	1,767
Total discontinued operations	562	2,933	5,643	5,700
CBD average monthly net operating revenue per square meter	440	2,297	1,913	2,003

Average ticket amount:
Pão de Açúcar	16	85	89	91
Mini Extra and Minuto Pão de Açúcar(2)	10	53	49	38
Mercado Extra and Compre Bem(2)	10	55	53	49
Gas Stations	21	110	99	77
Discontinued operations
Extra Hiper(3)	15	77	112	117
Drugstores	8	41	29	30
Grupo Éxito (4)	16	83	94	90
Total discontinued operations	39	201	235	237
CBD average ticket amount	14	70	81	81

Average number of tickets per month:
Pão de Açúcar	7,492,058	7,492,058	6,662,197	6,907,432
Mini Extra and Minuto Pão de Açúcar(2)	3,894,180	3,894,180	3,510,029	3,634,276
Mercado Extra and Compre Bem(2)	8,271,102	8,271,102	7,881,444	8,328,330
Gas Stations	1,066,030	1,066,030	1,482,988	1,908,376
Discontinued operations
Extra Hiper(3)	936,631	936,631	7,587,111	8,502,810
Drugstores	4,185	4,185	535,328	675,823
Grupo Éxito(4)	25,138,330	25,138,330	21,655,597	20,421,100
Total discontinued operations	26,079,146	26,079,146	29,778,036	29,599,733
CBD average number of tickets per month	21,664,186	21,664,186	27,659,097	29,957,048

_________________

(*)	Solely for the convenience of the reader, we have translated certain real amounts at a rate of R$5.2177 to US$1.00, the closing commercial U.S. dollar selling rate as of December 31, 2022, as published by the Central Bank.

(1)	Based on the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time employees) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.
(2)	In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores. Accordingly, the operational information relating to the Mercado Extra and Compre Bem banners include the operations of the Extra Supermercado stores until June 30, 2021.
(3)	In accordance with IFRS 5, we report the net result of the sale of our hypermarket business as of and for the year ended December 31, 2022, after taxes, in one single line item in the statement of income and the balances of assets and liabilities of our hypermarket business are presented as held for sale and discontinued operations. For more information on the effects of the Extra Hiper Discontinued Operations on our audited consolidated financial statements, see notes 1.1 and 33(b) to our audited consolidated financial statements.
(4)	In accordance with IFRS 5, we report the net result of Grupo Éxito as of and for the year ended December 31, 2022, after taxes, in one single line item in the statement of income and the balances of assets and liabilities are presented as held for sale or distribution and discontinued operations. For more information on the effects of the Éxito Segregation Transaction on our audited consolidated financial statements, see notes 1.2 and 33(a) to our audited consolidated financial statements.
(5)	In accordance with IFRS 5, for comparative purposes, the statement of income and the explanatory notes related to our income for the years ended December 31, 2021 and 2020 were restated to account for the effects of the Éxito Segregation Transaction and the Extra Hiper Discontinued Operations in our audited consolidated financial statements. For more information on the effects of the Éxito Segregation Transaction on our audited consolidated financial statements, see notes 1.2 and 33(a) to our audited consolidated financial statements and for more information on the effects of the Extra Hiper Discontinued Operations on our audited consolidated financial statements, see notes 1.1 and 33(b) to our audited consolidated financial statements.
(6)	Net operating revenue of each banner divided by total number of stores of the banner.
(7)	Includes Cheftime, James and Stix Fidelidade.
(8)	Calculated using the average of square meters of selling area on the last day of each month in the period.

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

4B. Business Overview

The Brazilian Retail Industry

According to the Brazilian Supermarket Association (Associação Brasileira de Supermercados), or ABRAS, the Brazilian retail food industry represented approximately 7.03% of Brazil’s GDP in 2022, and the food retail industry in Brazil had gross revenues of approximately R$611 billion in 2021, representing a 10.3% nominal increase compared to approximately R$554 billion in 2020.

The Brazilian retail food industry is highly fragmented. According to ABRAS, the ten largest supermarket chains that disclosed their revenues to ABRAS represented approximately 37.2% of the retail food industry in 2021, as compared to 37.5% in 2020 and 35.0% in 2019.

According to data published by IBGE, the volume of sales in the food retail sector slightly increased by 1% in 2022 compared to 2021.

According to the IBGE, the total population of Brazil was approximately 215 million as of December 31, 2022, representing a 1.2% growth compared to December 31, 2021. Given that approximately 85% of the population lives in urban areas (where most of our operations are located) and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth. According to an IBGE survey, in 2022, the city of São Paulo had an estimated population of 12 million and the city of Rio de Janeiro had an estimated population of 7 million. These are the two largest cities in Brazil. The state of São Paulo has an estimated total population of 46 million, representing 21% of the Brazilian population and is our largest consumer market in Brazil, with 592 stores as of December 31, 2022. The state of Rio de Janeiro is our second largest consumer market, with 66 stores as of December 31, 2022.

Brazil’s GDP increased by 2.9% in 2022 compared to 2021, while household consumption expenditure increased by 4.3% in relation to 2021, mainly due to purchases of goods and services, boosted by the loosening of restrictions related to the COVID-19 pandemic.

For more information on the Brazilian economic environment, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Macroeconomic Environment and Factors Affecting Our Results of Operations.”

Operations

We are among the largest traditional retailers in sales in the food segment in Brazil in terms of market share, according to Nielsen. We operate in the Brazilian retail industry, which consists of sales of food and, to a lesser extent, non-food products to individual consumers at (i) supermarkets through the banners Pão de Açúcar, Mercado Extra and Compre Bem; (ii) proximity and specialized stores through the banners Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado; and (iii) gas stations through the Pão de Açúcar, Mercado Extra and Compre Bem banners. We also record revenues related to rentals of commercial spaces in our stores and e-commerce sales.

Within the Brazilian retail food industry, we had a total market share based on same-store-sales of approximately 5.9% in 2022, according to information published by Nielsen, excluding the cash and carry segment. For the year ended December 31, 2022, our net operating revenue totaled R$17.3 billion. As of December 31, 2022, we operated 661 stores and 74 gas stations in 14 Brazilian states and in the Federal District, in addition to a logistics infrastructure supported by 10 distribution centers and warehouses located in the Southeastern, Midwestern and Northeastern regions of Brazil.

We operate in the retail of food products and, to a lesser extent, non-food products. Our food products include non-perishables, beverages, fruits, vegetables, meat, bread, cold cuts and dairy products. We also offer non-food products, such as cleaning supplies, disposable products, personal care products and pet supplies. In addition, we offer some of the products listed above under our private label brands and we sell our products through our websites.

We also provide services at our gas stations.

We classified the results of operations of Grupo Éxito, present in other Latin American countries and the results of operations of the Extra Hiper banner as discontinued operations in our audited consolidated financial statements. For more information on the discontinuance of Grupo Éxito, see “––4A. History and Development of the Company—Changes in Our Business—Discontinued Operations for the Year Ended December 31, 2022—Grupo Éxito.”.

For more information on our operating segments, see note 30 to our audited consolidated financial statements.

Segment Revenue and Income Distribution

We measure the results of our operating segments in accordance with IFRS using, among other measures, each segment’s operating results.

The table below shows the breakdown of our consolidated gross sales and net operating revenue by banner and other operations for the year ended December 31, 2022

	Year Ended December 31, 2022
	Gross Sales(1)	Percentage of Total Gross Sales	Net Operating Revenue	Percentage of Total Net Operating Revenue
	(in millions of R$)	(%)	(in millions of R$)	(%)
Banners and other operations
Mercado Extra/Compre Bem(2)	5,829	12.2	5,423	12.5
Pão de Açúcar	8,405	17.6	7,636	17.6
Proximity stores(3)	2,609	5.4	2,476	5.7
Others(4)	1,687	3.5	1,785	4.1
Retail Continued	18,531	38.7	17,320	39.8
Other Discontinued Operations(5)	1,020	2.1	999	2.3
Grupo Éxito Discontinued Operations(6)	28,337	59.2	25,176	57.9
Total	47,888	100.0	43,494	100.0

_________________

(1)	We calculate gross sales by adding taxes on sales to net operating revenue. For a reconciliation of gross sales to net operating revenue, see note 25 to our audited consolidated financial statements.
(2)	Includes the banners Mercado Extra and Compre Bem. In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores. Accordingly, the operational information relating to the Mercado Extra and Compre Bem banners include the operations of the Extra Supermercado stores until June 30, 2021.

(3)	Includes the banners Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado.
(4)	Includes gas stations, Cheftime, James, Stix Fidelidade and real estate business units.
(5)	It includes Extra Hiper, drugstores and the part of real estate business related to Extra Hiper.
(6)	As disclosed in note 1.2 and 33(a) to our audited consolidated financial statements, the statement of income for the years ended December 31, 2022, 2021 and 2020 related to Grupo Éxito was classified in a single line as “discontinued operations,” as well as the assets and liabilities for Grupo Éxito, which are now classified as held for sale, as a result of the Éxito Segregation Transaction. For more information on the Éxito Segregation Transaction, see “Explanatory Note—Éxito Segregation Transaction.”

The table below shows the breakdown of our consolidated operating income (loss) by reportable segment, taking into account the operating income from our retail segment, the Grupo Éxito Discontinued Operations and other operations. We present results of the reportable segments in accordance with IFRS, the measure used by management in evaluating the performance of and strategy for the segments listed below.

	Year Ended December 31, 2022
	Operating Income (Loss) from the Segment	Percentage of Total Operating Income (Loss)
Reportable segment	(in millions of R$)	(%)
Retail(1)	(306)	(177)%
Grupo Éxito Discontinued Operations(2)	(174)	101%
Other(3)	(303)	(176)%
Total	(172)	100%

_________________

(1)	Includes Pão de Açúcar, Extra Hiper, Mercado Extra, Compre Bem, Mini Extra, Minuto Pão de Açúcar, Aliados Minimercado and Pão de Açúcar Adega banners and GPA Malls our real estate business unit that operates in Brazil.
(2)	As disclosed in 1.2 and 2 to our audited consolidated financial statements, the statement of income for the years ended December 31, 2022, 2021 and 2020 related to Grupo Éxito was classified in a single line as “discontinued operations,” as well as the assets and liabilities for Grupo Éxito, which are now classified as held for sale, as a result of the Éxito Segregation Transaction. For more information on the Éxito Segregation Transaction, see “Explanatory Note—Éxito Segregation Transaction.”
(3)	Includes Cheftime, James, Cdiscount and Stix Fidelidade.

For more information on our net operating revenue and net income (loss) by reportable segment, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Results of Operations for 2022, 2021 and 2020.”

Stores

The following table sets forth the total number of stores in Brazil at the end of the periods indicated per store format, excluding gas stations and drugstores:

	Pão de Açúcar	Extra Hiper(1)	Extra Super-mercado (2)	Mercado Extra	Compre Bem	Mini Extra	Minuto Pão de Açúcar	Total
As of December 31, 2020(2)	182	103	6	141	28	150	86	696
During 2021
Opened	1	-	-	-	-	1	12	14
Closed	(2)	(31)	-	(1)	-	(8)	(1)	(43)
Converted (from)/to	-	-	(6)	6	-	(2)	2	6

As of December 31, 2021(2)	181	72	-	146	28	141	99	667
During 2022
Opened	5	-	-	0	-	6	38	49
Closed	(5)	(46)	-	(1)	-	(1)	(2)	(55)
Converted (from)/to	13	(23)	-	9	1	-	-	-

As of December 31, 2022	194	3	-	154	29	146	135	661

_________________

(1)	We classified the results of operations of the Extra Hiper banner as discontinued operations in our audited consolidated financial statements. For more information on the discontinuance of the Extra Hiper banner, see “Item 5. Operating and Financial Review and Prospects––5A. Discontinued Operations—Discontinued Operations for the Year Ended December 31, 2022—Extra Hiper Stores.” As of the date of this annual report, the three remaining Extra Hiper stores under analysis for conversion into other banners or closure.
(2)	In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores.

The following table sets forth the number of stores, the total selling area, the average selling area per store, total number of employees and the net operating revenue as a percentage of our consolidated net operating revenue for each of our store formats as of and for the year ended December 31, 2022:

	Store Format	Number of Stores	Total Selling Area	Average Selling Area Per Store	Total Number of Employees(3)	Percentage of Our Net Operating Revenue
			(in square meters)(1)	(in square meters)(2)
Pão de Açúcar	Supermarket	194	280,901	1,448	15,771	41.7%
Extra Hiper, Mercado Extra and Compre Bem(4)(5)	Supermarket	186	231,354	1,244	11,780	34.3%
Mini Extra and Minuto Pão de Açúcar	Proximity Store	281	69,751	248	3,470	13.5%
Gas Stations	Various	74	58,301	788	718	7.7%
Malls	Various	-	-	-	81	0.8%
Other Businesses(6)	Various	-	-	-	99	2.0%
Grupo Éxito Discontinued Operations(7)	Various	-	-	-	-	-
Total		735	640,308	871	31,919	100.0%

_________________

(1)	Based on the sale area of each store of the banner.
(2)	Total sale area of banner divided by total number of stores of the banner.
(3)	Based on the full-time equivalent number of employees, which is the product of the number of retail segment employees (full- and part-time) and the ratio of the average monthly hours of retail segment employees to the average monthly hours of full-time employees.
(4)	In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores. Accordingly, the operational information relating to the Mercado Extra and Compre Bem banners include the operations of the Extra Supermercado stores until June 30, 2021.
(5)	Includes three remaining Extra Hiper stores under analysis for conversion into other banners or closure.
(6)	Includes Cheftime, James and Stix Fidelidade.
(7)	As disclosed in notes 1.2 and 33(b) to our audited consolidated financial statements, the statement of income for the years ended December 31, 2022, 2021 and 2020 related to Grupo Éxito was classified in a single line as “discontinued operations,” as well as the assets and liabilities for Grupo Éxito, which are now classified as held for sale, as a result of the Éxito Segregation Transaction. For more information on the Éxito Segregation Transaction, see “Explanatory Note—Éxito Segregation Transaction.”

For a description of net operating revenue for each of our store formats, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Results of Operations for 2022, 2021 and 2020.”

Geographic Distribution of Stores

We operate mainly in the Southeast region of Brazil, in the states of São Paulo, Rio de Janeiro and Minas Gerais. The Southeast region accounted for 87% of our net operating revenue for the year ended December 31, 2022, while the other Brazilian regions (North, Northeast, Midwest and South), in the aggregate, accounted for 13% of our consolidated net operating revenue for the year ended December 31, 2022. In addition, none of the other Brazilian regions represents individually more than 9% of the consolidated net operating revenue.

The following table sets forth the number of our stores by region as of December 31, 2022:

Region	Supermarket	Proximity	Total
North	0	0	0
Midwest	17	0	17
Southeast	326	273	599
Northeast	37	8	45
South	0	0	0
Total	380	281	661

Operations

We have a multi-channel, multi-format and multi-region portfolio ensuring a strong position in offering products and services to our customers. We have been a long-standing player in the Brazilian retail market, and over the past few years, have adapted our positioning to meet changing consumer needs and preferences.

We operate under different formats and banners allowing us to reach customers from all socio-economic backgrounds in Brazil.

We also operate in Colombia, Argentina and Uruguay through Grupo Éxito. As a result of the Éxito Segregation Transaction, the statement of income related to Grupo Éxito was classified as discontinued operations. For more information on the Éxito Segregation Transaction, see “Explanatory Note—Éxito Segregation Transaction.”

Store Formats and Banners

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

As of December 31, 2022, we had 194 Pão de Açúcar stores in 12 Brazilian states and the Federal District, with an average sales area per store of 1,448 square meters. Food products represented 99% of net operating revenue of Pão de Açúcar stores in 2022 and non-food products represented 1%. In 2022, we made layout adjustments at 50 stores and fully renovated six stores following a next-generation concept store, which present a multi-channel, multi-sensory and multi-solution space, focusing on the digital shopping experience; with more personalized, special and healthy products; and with interaction areas. Our stores renovated in recent years continue to have higher growth in sales compared to non-renovated stores, representing 68.5% of Pão de Açúcar banner’s net operating revenue.

The Pão de Açúcar banner recorded net operating revenue of R$ 7.6 billion in 2022 mainly due to ongoing initiatives, such as (i) the strong performance of our stores renovated to a next-generation concept store, (ii) operational improvements, and (iii) the evolution of omnichannel initiatives and expansion of our express delivery model.

Mercado Extra and Compre Bem Stores

As of December 31, 2022, we operated 154 Mercado Extra stores and 29 Compre Bem stores. In 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores. As of December 31, 2022, we did not operate any Extra Supermercado stores.

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

These banners had an average sales area per store of 1,244 square meters, as of December 31, 2022. The sale of food products and non-food products represented 97% and 3%, respectively, of net operating revenue of Mercado Extra and Compre Bem stores in 2022.

Net operating revenue of the Mercado Extra and Compre Bem banners reached R$5.4 billion in 2022, representing a 8.1% increase compared to 2021, when the net operation revenue of these banners totaled R$5.0 billion.

Proximity Stores

Mini Extra, Minuto Pão de Açúcar and Aliados Minimercado

Our proximity stores operate under the Mini Extra, Minuto Pão de Açúcar and Aliados Minimercado brands. These stores serve customers seeking for a convenience in their daily routines.

As of December 31, 2022, the Mini Extra, Minuto Pão de Açúcar and Aliados Minimercado stores had an average sales area per store of 248 square meters. The sale of food products represented 100% of net operating revenue in proximity stores in 2022. Resuming the format’s expansion through the Minuto Pão de Açúcar banner is one of our priorities for the next three years.

Mini Extra, Minuto Pão de Açúcar and Aliados Minimercado stores are predominantly located in the city of São Paulo. The Mini Extra, Minuto Pão de Açúcar and Aliados Minimercado stores target all Brazilian classes.

Net operating revenue of the proximity stores in 2022 totaled R$2.5 billion, an increase of 18.9% compared to 2021, mainly due to the (i) effective value proposition in the neighborhood store formats Minuto Pão de Açúcar and Mini Extra and (ii) the expansion of Aliados Minimercado project. The proximity format reached 281 stores as of December 31, 2022, of which 146 were Mini Extra and 135 were Minuto Pão de Açúcar.

In 2016, we launched the “Aliados Compre Bem” project, which was renamed to “Aliados Minimercado” in 2018, a business model for neighborhood stores that consists of a partnership between us and independent retailers, in which we provide our operational expertise to meet and increase the sales potential of this market segment by supplying products to participating independent retailers.

Hypermarkets

Extra Hiper Stores

Until the third quarter of 2022, we operated hypermarkets under the Extra Hiper banner. In line with our strategy of optimizing store platform and allocating resources to accelerate the growth of our most profitable banners, we decided in late 2021 to discontinue the Extra Hiper banner. As of the date of this annual report, we no longer operate under the Extra Hiper banner and focus on the supermarket and proximity segments.

We classified the results of operations of the Extra Hiper banner as discontinued operations in our audited consolidated financial statements for the year ended December 31, 2022. For more information on the discontinuance of the Extra Hiper banner, see “Item 5. Operating and Financial Review and Prospects––5A. Discontinued Operations—Discontinued Operations for the Year Ended December 31, 2022—Extra Hiper Stores.”

Drugstores

In late 2021, we decided to close all of our drugstores as part of the actions adopted in the context of the Extra Hiper Discontinued Operations. By the end of the first quarter of 2022, we had closed and discontinued all of our drugstores.

Gas Stations

As of December 31, 2022, we operated 73 gas stations, the vast majority of which are located within the parking area of certain of our stores, mainly of Extra Hiper stores. We also have gas stations that operate under our Pão de Açúcar, Mercado Extra and Compre Bem banners.

Our gas stations located in the parking areas of Extra Hiper stores were assigned to Sendas under the Extra Hiper Asset Sale. For more information on the Real Estate Properties Assignment Transaction, see “––Item 4A. History and Development of the Company—Changes in Our Business—Discontinued Operations for the Year Ended December 31, 2022—Extra Hiper Stores” and “Item 7. Major Shareholders and Related Party Transactions––7B. Related Party Transactions—Agreements with Sendas—Extra Hiper Asset Sale.”

We have a partnership with Ipiranga, one of the major gas station chains in Brazil. These partnerships allow us to offer co-branded gas stations, such as Extra-Ipiranga and Pão de Açúcar-Ipiranga, which we believe attracts more customers to the gas stations and gives us a competitive advantage.

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

As of December 31, 2022, we offered the “express” and/or “click and collect” concepts at 280 stores under the Pão de Açúcar, Minuto Pão de Açúcar, Mercado Extra and Compre Bem banners, in the Southeast, South, Midwest and Northeast regions of Brazil.

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

In 2018, as part of our digital transformation strategy, we acquired the delivery app James, which is a multiservice platform for ordering and delivering our products, connecting customers, deliverers and establishments. In late 2022, the James operations were merged into the e-commerce operations of the Pão de Açúcar, Minuto Pão de Açúcar, Mini Extra and Aliados Minimercado banners.

Loyalty Programs

My Discount

The My Discount program, launched in July 2017 in Brazil, consists of a mobile app that provides personalized discounts to customers who are members of the loyalty programs of the Pão de Açúcar and Extra banners. For the year ended December 31, 2022, 68% of our net operating revenue were related to our loyalty programs. This number corresponds to approximately 48% of the net operating revenue of the Extra banner (Clube Extra) and 83% of the net operating revenue of the Pão de Açúcar banner (Pão de Açúcar Mais) in 2022.

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

Stix Fidelidade

In 2019, we and Raia Drogasil founded Stix, a company that operates the largest coalition of loyalty program in Brazil. The Stix Fidelidade program allows its users to earn points through purchases made at participating retailers’ websites and stores, including our Pão de Açúcar and Extra banners, DrogaRaia and Drogasil. The points earned are redeemable for products, services, discounts and other benefits. The program evolved from our relationship platform, aiming to increase customers’ spending at our stores and to attract to our business new customers from other participant retailers. Stix Fidelidade has also partnered with Itaú Unibanco, allowing its clients to transfer points to the Stix Fidelidade program.

The Stix Fidelidade loyalty program reached over four million customers as of December 31, 2022. The coalition model has proven successful, as 91% of customers have carried out transactions in the program in the last 12 months and 48% have earned points shopping at two or more participant retailers. In 2022, Sodimac and Polishop joined the Stix Fidelidade program. Sodimac a retailer in the home center segment in Latin America with 55 stores in the state of São Paulo, and Polishop is a retailer in the innovative products and electronics segment with more than 150 stores throughout Brazil and a television network broadcasted to more than 180 million Brazilians. The Stix Fidelidade loyalty program is present in more than 4,000 point-of-sales in Brazil.

Financial Services

We extend credit to customers through FIC, our partnership with Itaú Unibanco, one of the largest financial institutions in Brazil. FIC exclusively offers credit cards, financial services and insurance coverage at our stores.

We and Sendas each hold 50.0% of Bellamar, a holding company that holds an investment in 35.8% of the shares of FIC. Itaú Unibanco and Via hold 50.0% and 14.2%, respectively, of the shares of FIC. Itaú Unibanco determines the financial and operational policies of FIC and appoints the majority of its officers.

FIC operates financial services kiosks in our stores in Brazil with exclusive rights to offer credit cards, financial services and insurance policies, except for extended warranties. FIC has been operating for more than ten years and as of December 31, 2022, had a portfolio of 3.7 million credit card accounts from customers, including the portfolio of Cartão Extra, Cartão Pão de Açúcar, Cartão Passaí and Cartão Ponto Frio.

In 2022 and 2021, FIC’s net profit was R$264.9 million and R$245.2 million, respectively. We maintain our strategy to increase the share of FIC’s credit cards and financial services at our stores in Brazil as an important loyalty tool and mechanism to increase sales and additional profitability. FIC’s credit cards offer payment options for the cardholders at our stores, aiming at providing them with benefits and convenience.

The table below sets forth the breakdown of FIC’s customers in 2022, 2021 and 2020:

Total number of clients	2022	2021	2020
	(in thousands)
Retail	2,096	1,952	1,873
Sendas (1)	1,146	1,010	732
Via (2)	458	538	631
Credit cards	3,700	3,500	3,236

_________________

(1)	After consummation of the Sendas Spin-Off on December 31, 2020, Sendas remained as one of the members of FIC with an equity interest of 17.88%.
(2)	The sale of all of our equity interest in Via, consummated on June 14, 2019, did not have any impact on FIC’s clients relating to the Ponto Frio banner. Via remains as one of the members of FIC with an equity interest of 14.24%.

Real Estate Business Units

GPA Malls is our real estate business unit responsible for the transformation and management of commercial spaces in Brazil.

As of December 31, 2022, GPA Malls was present in several Brazilian states and managed approximately 144 commercial galleries in Brazil. As of December 31, 2022, GPA Malls had more than 87,378 square meters of gross leasable area. The term “gross leasable area” refers to all of the area in our commercial spaces that are available for lease. We calculate our gross leasable area by subtracting the areas in our commercial spaces owned by third parties and not available for lease by us from our gross commercial area, which corresponds to all the commercial area in our commercial spaces.

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

Our main private label brands are Qualitá, which offers high-quality food products at affordable prices, and Taeq, which focuses on the healthy food segment. Our portfolio of private label brands also includes Casino, Club des Sommeliers, Pra Valer, Finlandek, among other brands. As of the date of this annual report, we are in the course of further improving our private label brands, an effort which is initially focused on the Qualitá brand.

We launched the Taeq products in 2006 and recently modernized the brand and packaging to better appeal to our consumers. Its portfolio comprises healthy food products, including cereals, cereal bars, yogurts, teas, pasta, meats, juices, organic and natural products, among others. Taeq products are offered at our Pão de Açúcar and Extra stores (supermarkets and proximity stores) and at our websites. We also offer Taeq products in our stores in Colombia. Following the segregation of Grupo Éxito, the brand will continue to be sold in Grupo Éxito’s stores. On March 1, 2023, we entered into an agreement with Éxito pursuant to which we assigned the trademark registrations of Taeq in Colombia, Uruguay, Venezuela and Peru, including all rights to use and assign the trademark registrations in these countries, to Éxito, for US$1.1 million. For more information on the assignment of Taeq’s trademark registrations to Éxito, see “Item 7B—Related Party Transactions—Agreements with Éxito—Trademark Assignment Agreement.

We launched the Qualitá brand in 2008. Its portfolio comprises a variety of food products. In order to achieve the goal of keeping a high-quality in our products while selling them at affordable prices, Qualitá products undergo a strict standard of supply selection, logistics control and consumer testing before being offered to our clients. Qualitá products are offered at our Pão de Açúcar and Extra stores (supermarkets and proximity stores) and at our websites.

In the second half of 2023, we intend to relaunch our Qualitá brand, with new and modern packaging to better appeal to our customers. We conducted a customer survey that indicated that Qualitá is a strong brand and that our customers perceive it as a brand that offers good value for money, with potential for creating customer loyalty. As of the date of this annual report, Qualitá brand is among the main brands in Brazil in its category and is our most significant private label brand in terms of revenue.

Casino is a French brand that offers imported products. Club des Sommeliers is a wine brand that offers more than 120 wine labels from eleven nationalities. The Pra Valer brand is an entry-level brand offering affordable products at our Mercado Extra stores.

Seasonality

In Brazil, we have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season and “Black Friday” promotions, which help to boost fourth quarter sales in mainly non-food categories. In recent years, our average sales revenues during the fourth quarter have typically been approximately 14% above average sales revenues during the other quarters of the year.

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

Products

We operate in the retail segment of food and, to a lesser extent, non-food products. Our food products include non-perishables, beverages, fruits, vegetables, meat, bread, cold cuts and dairy products. We also offer non-food products, such as cleaning supplies, disposable products, personal care products and pet supplies. In addition, we offer some of the products listed above under our private label brands and we sell our products through our websites.

We also include in the retail segment the non-food products sold at our gas stations.

Until the end of the first quarter of 2022, we operated drugstores that sold other non-food products, such as medications and cosmetics. By the end of the first quarter of 2022, we had closed and discontinued all of our drugstores. For more information on the discontinuation of our drugstores, see “4A. History and Development of the Company—Changes in Our Business—Discontinued Operations for the Year Ended December 31, 2022—Extra Hiper Stores—Drugstores.”

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

Suppliers

The purchasing of food products for all of the banners is centralized through our logistics platform and subsequently delivered to our stores. We mostly purchase our food products on a spot or short-term basis from a large number of local and international unrelated suppliers. Consequently, we do not depend on one or a few suppliers.

The purchasing of 95% of the goods sold under our private label is made through our logistics platform and products are purchased from a large number of local and international suppliers.

The prices of the food products we purchase from our suppliers vary according to inflation.

Distribution and Logistics

In order to efficiently distribute perishable food products, grocery items and general merchandise, we operate ten distribution centers and warehouses strategically located across the country, with a total storage capacity of approximately 383,252 square meters. The locations of our distribution centers enable us to make frequent shipments to stores, which reduces the need of in-store inventory space and limits store inventories. Our distribution centers are significantly supported by pd@net, a business-to-business technology platform, which links our computer automated ordering system to our distribution centers and suppliers to automatically replenish our inventory.

Proximity Stores and Supermarkets

Brazil

As of December 31, 2022, the logistics process to supply our proximity stores, supermarkets and hypermarkets, included ten distribution centers located in the states of São Paulo, Rio de Janeiro, Ceará, Pernambuco and the Federal District, corresponding to a 383,252 square meter area including both our own and outsourced distribution centers. Our distribution process is performed by an outsourced fleet. As of December 31, 2022, our centralization rate (the percentage of revenue from the products supplied at our stores that comes directly from our distribution centers) was approximately 84%.

Orders made for our non-centralized products are made directly by the stores and delivered by the suppliers following the supply model known as “Direct Delivery.” As of December 31, 2022, approximately 16% of our stores sales corresponded to “Direct Delivery” products, especially ornamental plants, cigarettes, ice cream, yogurt and magazines.

E-commerce Food Delivery

Since 2016, we have operated a dedicated distribution center in the city of São Paulo focused on our online operations. This distribution center is responsible for regular online delivery requests. Additionally, certain of our stores offer express delivery services, delivered within the range of 36 to 96 minutes.

Gas Stations

Our gas stations are supplied by one exclusive supplier in Brazil. Supply orders are made individually by each station, and fuel is requested through purchase orders or pre-agreed daily supply orders, pursuant to the service agreements entered into by each gas station. Fuel transportation is carried out exclusively by our supplier while unloading operations are closely followed by our employees for safety and quality control reasons.

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

In 2022, 2021 and 2020, we spent R$201 million, R$383 million and R$663 million respectively, in advertising, representing 1.10%, 1.42% and 1.29% respectively, of total net operating revenue in each year.

Innovation

In 2017, we created GPA Labs, a program developed to foster innovation within our corporate structure and the development of innovative ecosystems. GPA Labs is largely focused on digitalizing the retail sector and improving our clients’ purchasing experience.

As of December 31, 2022, we had business partnerships with more than 100 startups that helped us to develop the following innovation fronts: (i) food technology (Foodtechs); (ii) business-to-client services (B2C); (iii) human resources (HR Techs); (iv) logistics (Logtechs); (v) data analysis (Data Analytics); (vi) mechanization of corporate processes; (vii) marketing and ads (Martechs and Adtechs) and (viii) services and general retail operations (Retail and Servicetechs).

We have a business partnership with Endeavor, the largest solution and entrepreneur developing nonprofit organization in Brazil, through our participation in Corporate Hub, a network of leaders in innovation and new businesses, and our support of scale-up acceleration programs focused on developing new solutions in the retail segment.

Also in 2022, we concluded the latest edition of our “Ambassadors of Innovation” program. The participants of the program are entrepreneurs who were divided into squads to work in strategic programs of ours. As of December 31, 2022, we had 65 ambassadors in our “Ambassadors of Innovation” program.

Credit Sales

In 2022, 44.6% of our net operating revenue segment was represented by credit sales, principally in the form of credit card sales, installment sales and food vouchers, as compared to 58.1% in 2021, as described below:

Credit card sales. All of our store formats and our e-commerce operations accept payment for purchases with major credit cards, such as MasterCard, Visa, Diners Club, American Express and co-branded credit cards issued by FIC. Our stores also accept virtual credit cards through methods such as Apple Pay. Sales to customers using credit cards accounted for 44.6%, 47.0% and 47.2% of our consolidated net operating revenue in 2022, 2021 and 2020, respectively. Of this total, sales through our FIC co-branded credit cards accounted for 2.9% of our net operating revenue in 2022. An allowance for doubtful accounts is not required as credit risks are assumed by the relevant credit card companies or issuing banks.

Food Vouchers. We accept food vouchers as payment at our stores. Food Vouchers are issued by third-party agents to participating companies that provide food vouchers to their employees as a fringe benefit. Food vouchers accounted for 9.3%, 11.1% and 9.8% of our consolidated net operating revenue in 2022, 2021 and 2020, respectively. The voucher-issuing companies assume the credit risk associated with these sales.

Information Technology

We invested R$264 million, R$177 million and R$179 million in information technology in 2022, 2021 and 2020, respectively, excluding investments in information technology relating to Grupo Éxito’s discontinued operations. Through a continuous improvement process, we have identified opportunities and mapped efficiency gains by integrating services and functions across our various operating segments, improving our tax systems, our ERP, focusing on governance and our customers. Our information technology department negotiates the reduction of costs on projects and contracts with service and software suppliers, based on sharing services between us and our subsidiaries, thus creating economies of scale.

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

Intellectual Property

We consider our brands to be one of our most valuable assets and we have worked extensively to define the characteristics of each of our banners (Mercado Extra, Mini Extra, Pão de Açúcar, Minuto Pão de Açúcar and Compre Bem) with respect to the expectations, consumption patterns and purchasing power of the different types of customers and income levels. We believe that our customers associate each of our banners with a specific combination of products, services and price levels.

In Brazil, it is necessary to officially register a trademark with the National Industrial Property Institute (Instituto Nacional de Propriedade Industrial), or INPI, in order to acquire trademark rights. This registration gives the owner the exclusive right to use the trademark throughout Brazil for a specific period of time, which may be renewable.

As of December 31, 2022, our most important trademarks (Pão de Açúcar, Extra, Qualitá, Taeq and Compre Bem, among others) were duly registered with INPI and we had approximately 1,873 trademarks registered or in the process of being registered, 1,736 of which are in Brazil. We did not have any registered patents as of December 31, 2022.

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

Our competitors vary depending on the regional location of the stores. Our main competitors in the state of São Paulo are Carrefour, Futurama, Mambo, Pastorinho, Sonda, Dia and St. Marche. In the city of Brasília, our principal competitors are Big Box, Carrefour, Super Cei and Super Maia. In the state of Rio de Janeiro, our principal competitors are Guanabara, Mundial, Prezunic and Zona Sul supermarkets. In the states of Paraíba, Pernambuco, Ceará and Piauí, our principal competitors are the local supermarkets, in addition to Bompreço and GBarbosa.

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

The five pillars of our environmental, social and governance program are the following:

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

We summarize some of the information relating to our environmental and social commitments in this section, including information contained in our 2022 Sustainability Report, available on our website. The content of the Sustainability Report is not incorporated by reference into this annual report. Additionally, the statements contained in this section are not indicative of any future results.

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

Biodiversity Protection

In order to protect biodiversity, we launched our Social and Environmental Purchasing Policy for Fish in October of 2022, setting forth the guidelines for business with suppliers, monitoring of suppliers and species, as well as inspection guidelines for endangered species, which aims to provide suppliers with guidance and promote awareness on the depletion of environmental resources and biodiversity. The policy also provides strategies to promote sustainable supply chains, as well as small family-run businesses and business models with positive social impact.

Animal Welfare

We were the first Brazilian food retailer to sign, in 2017, a commitment to animal welfare in the egg production chain, when we committed ourselves to sell 100% of our private label eggs from cage-free hens by 2025. Later, we set the goal of having 100% of the eggs that are sold in our stores, which include our private label eggs and eggs from other brands, originated from cage-free hens by 2028.

By the end of 2022, 47.9% of the private label eggs we sold and 40.2% of all the eggs we sold were originated from cage-free hens.

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

As of December 31, 2022, (i) our direct beef suppliers were compliant with our Responsible Beef Sourcing Policy, (ii) our direct slaughterhouses suppliers were equipped with their own geomonitoring system and active traceability and (iii) 15,089 of our direct supplier farms have been reassessed in our social and environmental reassessment process to certify compliance with our Responsible Beef Sourcing Policy.

In case we verify any nonconformity of a supplier with our Responsible Beef Sourcing Policy, the farm of the nonconforming supplier will be barred from supplying products to the Pão de Açúcar Group and the nonconforming supplier will have to follow an action plan, comprehending educational, corrective and disciplinary action, as applicable.

From December 31, 2017 to December 31, 2022, we have found nonconformities at 22 Brazilian suppliers. We have implemented action plans for five of these nonconforming suppliers. The other 17 nonconforming suppliers remain barred from supplying products to us.

Tackling Climate Change

Our sustainability strategy is focused on promoting a low carbon economy. To accomplish this goal, we have defined targets and adopted systems and processes to combat climate change, which include reducing atmospheric emissions, increasing energy efficiency, and purchasing energy from renewable and clean sources.

To further engage our employees with our sustainability strategy, the variable compensation of eligible leadership positions, which includes our chief executive officer and other executive officers, is tied to our environmental goals, specifically, with regards to the reduction of (i) scope 1 GHG emissions, which are direct greenhouse emissions from sources that are controlled or owned by a company, such as emissions associated with refrigerant gases, fuel combustion, generators or own vehicles, and (i) scope 2 GHG emissions, which are indirect greenhouse emissions related to the purchase of electricity.

Our main initiatives to reduce GHG emissions in our operations include: (i) monitoring of indicators to avoid refrigerant gas leakage in our stores; (ii) replacement of refrigerated islands in our remodeled and expanded stores using gases with lower global warming potential or natural gases (ten stores included in 2022); (iii) intensification of the migration of our stores’ energy consumption to the Brazilian free energy market; and (iv) continuous improvement of the logistics efficiency of our operation, with implementation of projects that contribute to lower emissions, such as a routing system, promoting multimodality, regionalization and use of a more eco-efficient fleet (electric).

As a result of our initiatives, we achieved a reduction of more than 40% in scope 1 and 2 GHG emissions compared to 2015, with approximately 35% of the reduction related to the discontinuation of our hypermarkets business, a major source of GHG emissions. We have surpassed our goal to reduce our scope 1 and 2 GHG emissions by 38% until 2030 compared to our 2015 emissions. As a result, we have updated our commitment to reduce the scope 1 and scope 2 GHG emissions in our operations and we expect to achieve a 50% reduction by 2025, compared to our 2015 emissions.

Waste Management and Waste Reduction

Our responsible waste management and waste reduction efforts are divided into six categories: (i) development with suppliers to increase the shelf life of products in our stores; (ii) quality and safety (e.g., efficiency and monitoring actions in orders and supply, employee training, and continuous updating of processes and procedures); (iii) sale of co-products; (iv) discounted prices for products close to expiration date; (v) food donations to social organizations and food banks; and (vi) separation and reuse of waste.

Commitment to Ethics and Transparency

Ethics and integrity are fundamental pillars that guide our daily routines and underpin a fair and transparent business practice based on 14 pillars, including: (i) senior management commitment; (ii) risk identification; (iii) communication and training; (iv) audits and controls; (v) application of disciplinary measures; and (vi) continuous monitoring and improving.

In 2022, we continued to disclose and communicate policies related to our ethics and compliance program through our communication channels, highlighting the policy of gifts, travel, and entertainment. We also launched a training for the code of ethics in our training and educational platform, which started in October 2022, and was completed by over 80% of our employees.

Promoting Diversity and Inclusion

We believe in inclusion and promoting diversity in all its forms. Our efforts towards reaching this objective rely on initiatives that promote the rights of all people, regardless of age, gender, gender identity, sexual orientation, origin, ethnicity, color, physical condition, religion, marital status, nationality, expression or any other identity marker, family situation, or any other characteristic. Our diversity and inclusion initiatives are guided by our “Diversity, Inclusion and Human Rights Policy,” which was updated in 2022, and is based on the principles set forth in the United Nation’s Universal Declaration of Human Rights and the commitments established by other Brazilian and international programs in which we participate, such as: UN Women, Unstereotype Alliance, Women 360 Movement (Movimento Mulher 360), Business Coalition to End Violence against Women and Girls, Business Coalition for Racial and Gender Equality, Movement for Racial Equality (MOVER), 10 Company Commitments to LGBTI+ Rights, Business Initiative for Racial Equality, and Compact for the Inclusion of People with Disabilities. In 2022, we launched the Inclusive Communication Policy and also joined the Generations and the Future of Work Forum. Our main diversity and inclusion programs in 2022 are summarized below.

Diversity and Equality Trainings

In 2022, we launched two web series in our internal educational platform: “Generations,” and “Deconstructing LGBTphobia” and held an online training session with our team of diversity ambassadors team on diversity and non-violent communication for our operations teams at stores, distribution centers and gas stations. The training session had over 2,790 participations. In 2022, we launched the training “Diversity and Compliance: together for the new GPA” on our diversity pillars and the key points of our code of ethics. Diversity, inclusion, and whistleblowing content was included in all sessions of our succession programs, which are our strategic programs for training, retaining, and developing professionals with potential within the company, providing career and succession opportunities, and ensuring the meritocracy in internal promotions.

6th Diversity Week

In 2022, we held our 6th Diversity Week, addressing the five priority pillars of diversity and inclusion. We held lectures on gender and ethnic equality, LGBTQI+ inclusion and age diversity. Our 6th Diversity Week had over 2,700 participations and a net promoter score of 93 (zone of excellence).

Gender Equality

Our Female Leadership Development Program started in 2019 for all our officers and managers, was expanded to cover middle management in 2020, and further expanded to non-leaders via self-enrollment in 2021. The program has trained more than 460 female employees, with more than 100 of them having been promoted.

As of December 31, 2022, 38.3% of our leadership positions were occupied by women. Our goal is to achieve 40% of women in leadership positions by 2025. We were the only retailer chosen to be part of the select list of 13 Brazilian companies that are included in the 2022 Bloomberg Gender-Equality Index (GEI).

Racial Equality

In 2022, we were recognized in the Best Companies in Diversity Practices and Actions award, promoted by the Business Initiative for Racial Equality (IERE), in the Ascension of Black Professionals category as a result of our Black People Development Program.

As of December 31, 2022, we had 42% self-declared black employees in leadership positions, which are positions in our management or above, and 56% self-declared black employees in our overall workforce.

Social Impact Through the Generation of Opportunities

For more than 20 years, our social investment has been managed and guided by the GPA Institute, which has the objective of reducing social inequalities, by mobilizing resources and partners to support people in vulnerable situations.

In 2022, our main initiatives towards the reduction of social inequalities and generation of professional opportunities included: (i) the collection of more than 2,000 tons of food in our stores, together with our customers and employees, to benefit of more than 270 nonprofit entities; (ii) partnership with nonprofit entities, offering opportunities for 80 people living in the surroundings of our stores to experience the universe of bakery and pastry in basic and practical 40-hours learning courses; and (iii) contributing to the academic training of low-income students with high development potential by offering scholarships in undergraduate courses of highly renowned universities.

4C. Organizational Structure

The chart below sets forth a summary of our organizational structure based on total capital stock as of the date of this annual report:

For more information on our subsidiaries, see note 12 to our audited consolidated financial statements.

4D. Property, Plant and Equipment

As of December 31, 2022, we owned 38 stores, one warehouse and a portion of the real estate where our headquarters are located. As of the same date, we leased the remaining 623 stores and nine distribution centers and warehouses we operated in Brazil and the remaining portion of the real estate where our headquarters is located. Leases are usually for a term of five to 25 years and provide for monthly rent payments based on a percentage of sales above an agreed minimum value. Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them. Based on our management’s experience and knowledge of the Brazilian market, our management believes that our leases follow market standards.

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

The following table sets forth the number and total selling area of our owned and leased retail stores by store format, the number and total storage area of our owned and leased distribution centers and the total office area of our headquarters that we owned and leased in Brazil as of December 31, 2022, all of which relate to our continued operations:

	Owned		Leased		Total(1)
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Pão de Açúcar	13	17,846	182	263,055	195	280,901
Mercado Extra(2)	23	30,755	162	200,600	185	231,354
Proximity stores(3)	2	347	279	69,405	281	69,751
Total Stores	38	48,947	623	533,059	661	582,006
Warehouses	1	13,198	9	376,484	10	389,682
Total	39	62,145	632	909,543	671	971,688

46

________________

(1)	Excludes gas stations and drugstores.
(2)	Includes Mercado Extra and Compre Bem stores. In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores.
(3)	Includes Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado.

We usually remodel a number of our stores every year. Through our renovation program, we updated refrigeration equipment in our stores, created a more modern, customer-friendly and efficient environment and outfit our stores with advanced information technology systems.

As of December 31, 2022, GPA Malls managed approximately 144 commercial galleries. On the same date, GPA Malls had more than 87,378 square meters of gross leasable area.

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

For the period between the acquisition of Grupo Éxito in the end of 2019 and the completion of the Éxito Segregation Transaction, expected to occur in the third quarter of 2023, we also have operations in Colombia, Uruguay and Argentina. Thus, our results of operations for the period were affected by macroeconomic conditions in these countries, especially Colombia.

Brazilian Macroeconomic Environment

Brazilian macroeconomic conditions remain unstable. Developments relating to the COVID-19 pandemic in 2021 and 2022 had a severe and adverse impact on the global economy and on the Brazilian macroeconomic environment. These challenges included the increase in inflation, which continued rising, although at a slower pace, in 2022. In 2022, the annual inflation in Brazil increased by 5.5%, according to the IGP-M index, compared to an increase of 17.8% in 2021 and 24.5% in 2020. The IPCA increased 5.8% in 2022, 10.1% in 2021 and 4.5% in 2020. Inflation has a direct effect on the final prices we charge our customers for our products.

In recent years, there has been a significant fluctuation in the real/U.S. dollar exchange rate. In 2019, the real depreciated against the U.S. dollar in comparison to 2018, reaching R$4.0301 per US$1.00 as of December 31, 2019. In 2020, the real further depreciated against the U.S. dollar in comparison to 2019, reaching R$5.1967 per US$1.00 as of December 31, 2020. In 2021, the real depreciated by 6.9% in relation to the U.S. dollar. As of December 31, 2021, the real/U.S. dollar exchange rate was R$5.581 per US$1.00. In 2022, the real gained value against the U.S. dollar and, as of December 31, 2022, the U.S. dollar selling rate was R$5.2177 per US$1.00. The depreciation of the real against the U.S. dollar may create inflationary pressures in Brazil, including in the category of food inflation, with possible effects on the cost practiced by our suppliers. Foreign exchange reserves held by the Brazilian government slightly decreased from US$362.2 billion as of December 2021 to US$324.7 billion as of December 2022.

Brazilian GDP increased by 2.9% in 2022, compared to an increase of 4.6% in 2021 and a decrease of 4.1% in 2020. The unemployment rate in Brazil reached 7.9% as of December 31, 2022, 13.2% as of December 31, 2021 and 13.9% as of December 31, 2020. These two indicators directly affect the purchasing power of the Brazilian workforce.

An economic recession and an increasing unemployment rate in Brazil could lead to a decline in household consumption that could adversely affect our results of operations and financial condition.

The SELIC rate continued to increase in 2022, reaching 13.75% as of December 31, 2022, after having increased to 9.25% as of December 31, 2021, from 2.00% as of December 31, 2020.

Continued and prolonged increases in interest rates in Brazil could have an adverse effect on our results of operations and financial condition, as many of our rental contracts are partially indexed to Brazil’s national inflation index and the majority of our financial revenues and financial expenses are inclined to variable interest rates. Furthermore, in case increased interest rates in Brazil persist, there could be a further decrease in household consumption in Brazil, which could have an adverse effect on our results of operations and financial condition.

In order to mitigate the interest rate risk in Brazil, we maintain our cash and cash equivalents indexed to the CDI rate to partially neutralize the impact of the interest rate fluctuations.

The following table sets forth data on real GDP growth, inflation and interest rates in Brazil, and the Brazilian real/U.S. dollar exchange rate for the indicated periods:

	As of and for the year ended December 31,
	2022	2021	2020	2019	2018
GDP Growth (%)(1)	2.9	4.6	(4.1)	1.4	1.8
Inflation (IGP-M) (%)(2)	5.5	17.1	23.4	7.3	7.5
Inflation (IPCA) (%)(3)	5.8	10.1	4.5	4.3	3.7
CDI (%)(4)	13.7	4.4	2.8	5.9	6.4
TJLP (%)(5)	5.3	5.3	4.6	5.6	7.0
SELIC rate (%)(6)	13.8	9.2	1.9	4.4	6.4
Appreciation (depreciation) of real to U.S. dollars (%)(7)	(7.7)	7.4	(28.9)	4.4	18.5
Exchange rate (closing) R$ per U.S. dollars 1.00(8)	5.218	5.581	5.197	4.031	3.875

_________________

(1)	Source: IBGE.
(2)	The General Market Price Index (Índice Geral de Preços-Mercado), or IGP-M, is measured by FGV.
(3)	Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo), or IPCA, is a broad consumer price index measured by IBGE.
(4)	The CDI is the accumulated rate of interbank deposits in Brazil during each year.
(5)	The official long-term interest rate (taxa de juros de longo prazo), or TJLP, is charged by Brazil’s National Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, on long-term financing (end of the period data).
(6)	Annual average interest rate. Source: Central Bank.
(7)	Average of exchange rates (for sale) of the period. Source: Central Bank.
(8)	Exchange rate (for sale) of the last day of the period. Source: Central Bank.

We use derivatives, such as swaps, aiming to hedge the exchange exposure risk to U.S. dollar, converting the cost of debt into domestic currency and interest rates. We have a treasury policy to manage foreign exchange risk relating to U.S. dollar, principally by entering into swaps in reais for 100% of our U.S. dollar-denominated liabilities, which represented 8% of our total debt as of December 31, 2022. We engage in cross-currency interest rate swaps under which we enter into an agreement with the same counterparty that provides the original U.S. dollar-denominated financing. We sign a separate financial instrument at the time the loan agreement is consummated, pursuant to which we are then effectively liable for amounts in reais and interest at a percentage of the CDI rate. The reference amounts and maturity periods of these swaps generally correspond to the original U.S. dollar-denominated loan. This policy protects us against losses resulting from currency devaluations.

COVID-19

The COVID-19 pandemic and governmental responses thereto had a severe impact on global and Brazilian macro-economic and financial conditions, including the disruption of supply chains and the closures or interruptions of many businesses, leading to losses of revenues, increased unemployment and economic stagnation and contraction. The COVID-19 pandemic also resulted in materially increased volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads.

As of December 31, 2022, we have assessed the impacts of the COVID-19 to our business and concluded that we do not expect to have material adverse changes to our revenues and other line items of our statement of income, and we did not need to record any COVID-19 related provisions.

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

Discontinued Operations

Spin-Off of the Cash and Carry Operating Segment

On December 14, 2020, our board of directors approved a corporate reorganization in order to carry out the segregation of the cash and carry business through a spin-off of our then wholly-owned subsidiary Sendas, which operates under the banner Assaí. On December 31, 2020, the corporate reorganization proposal was submitted to and approved by the shareholders of CBD and Sendas at extraordinary shareholders’ meetings of both companies. Our shareholders also approved the delivery of the common shares issued by Sendas that were owned by CBD directly to CBD shareholders, at a ratio of one common share of Sendas for each common share issued by CBD. The Sendas Spin-off included the transfer of the equity interest currently held by Sendas in Almacenes Éxito S.A. to the Company.

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

For more information on the spin-off of our cash and carry business, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Spin-off of Cash and Carry Operating Segment.”

Discontinued Operations for the Year Ended December 31, 2022

Grupo Éxito

In February 2023, our shareholders approved the segregation of Grupo Éxito’s operations in Colombia, Argentina and Uruguay, from our business. The segregation of Grupo Éxito is expected to unlock value to our shareholders by enhancing the market value of the Company and Éxito separately and will be achieved through the Éxito Segregation Transaction.

For more information on the Éxito Segregation Transaction, see “Explanatory Note—Éxito Segregation Transaction.”

Extra Hiper Stores

In line with our strategy of focusing on the premium supermarket and proximity store segments, we decided to discontinue our hypermarket business, operated under the Extra Hiper banner. As part of that goal, in late 2021, the boards of directors of CBD and Sendas approved the Extra Hiper Asset Sale.

For more information on the Extra Hiper Discontinued Operations and the Extra Hiper Asset Sale, see “Explanatory Note—Extra Hiper Discontinued Operations.”

Overview of the Fiscal Year Ended December 31, 2022

We believe that 2022 was an important year in our recent history, as we made the strategic decision to focus on six pillars in the operation of our business: (i) increase our revenue growth; (ii) increase our net promote score; (iii) promote our digital expansion; (iv) promote our organic expansion; (v) increase our profitability; and (vi) disseminate ESG practices and strengthen our corporate culture. In addition, after the sale of the Extra Hiper stores, we are completely focused on our supermarket and proximity formats, which operate under our Pão de Açúcar and Extra banners.

Also, in 2022, we initiated material changes, such as the segregation of Grupo Éxito, which is expected to unlock value to our shareholders.

Despite a challenging economic scenario in which consumption was sharply affected by high unemployment rates, and increasing inflation, our consolidated net operating revenue in the retail segment increased by 6.3% in 2022 from 2021, totaling R$17.3 billion.

The net operating revenue of Grupo Éxito increased by 33.6% in 2022 in spite of the increase in the official interest rates in the countries in which it operates, having benefited from the quick and solid improvement of the Colombian economy and the easing of the COVID-19 related restrictions in Colombia, Uruguay and Argentina.

We improved our portfolio of store formats in the retail segment to better meet our clients’ needs by renovating or converting our stores, which reinforced consumers’ power of choice and ensured a better presentation of our products and services. In 2022, 129 stores in Brazil were renovated, converted, opened or repositioned.

We materialized our focus on improving our clients’ shopping experience by renovating Pão de Açúcar stores to a next-generation concept store, focused on perishable products, services and improvement of portfolio, presenting a multi-channel, or sales in different channels, including brick and mortar stores and e-commerce, among others; multi-sensory and multi-solution space, offering different shopping experience in terms of store layout, variety of products, service quality, and social hubs, among others. By the end of 2022, we renovated 60% of the Pão de Açúcar stores, reaching the total number of 116 renovated stores in 2022, which delivered outstanding performance in terms of sales for the year.

The proximity store business continues to soar, mainly due to its effective value proposition in the neighborhood format and the expansion of the Aliados Mini Mercado program and Minuto Pão de Açúcar, as evidenced by the continuous increase in sales, for ten consecutive quarters, and profitability gains throughout the year.

In 2022, we also improved the portfolio of our private label brands, an important part of the loyalty building and profitability of our business, launching 78 products in Brazil, and increasing the categories of products we offer under our private label brands. This improvement was responsible for the increase in sales of the products under our private label brand and contributed to a more integrated strategy for our businesses.

We also invested in our digital transformation strategy by means of the continuous integration of our e-commerce and brick-and-mortar stores, reaffirming our leadership in the e-commerce food segment. The net operating revenue of our digital retail operation in Brazil in 2022 increased by 15.4% compared to 2021, mainly due to (i) the increase of the product assortment, especially perishable products, (ii) greater availability of delivery times for fast delivery and (iii) the growth of our partnerships with delivery services companies.

Results of Operations for 2022, 2021 and 2020

The following table presents the consolidated results of operations in accordance with IFRS for the periods indicated, as included in our audited consolidated financial statements.

	Year Ended December 31,
	2022(2)	% of Net Operating Revenue(2)	2021(2)	% of Net Operating Revenue(2)	2020(1) (2)	% of Net Operating Revenue(1) (2)
Results of Operations	(in millions of R$, unless otherwise noted)
Net operating revenue	17,321	100.0	16,298	100.0	16,796	100.0
Cost of sales	(13,019)	(75.2)	(11,942)	(73.3)	(11,939)	(71.1)
Gross profit	4,302	24.8	4,356	26.7	4,857	28.9
Selling expenses	(2,699)	(15.6)	(2,572)	(15.8)	(2,809)	(16.7)
General and administrative expenses	(598)	(3.5)	(695)	(4.3)	(727)	(4,3)
Depreciation and amortization	(931)	(5.4)	(810)	(5.0)	(772)	(4.6)
Other operating expenses, net	(434)	(2.5)	(168)	(1.0)	343	2.0
Operating expenses, net	(4,662)	(26.9)	(4,245)	(26.0)	(3,965)	(23.6)
Income (loss) from continuing operations	(565)	(3.3)	53	0.3	963	5.7
Financial income	778	4.5	320	2.0	470	2.8
Financial expenses	(1,528)	(8.8)	(943)	(5.8)	(804)	(4.8)
Financial expenses, net	(750)	(4.3)	(623)	(3.8)	(334)	(2.0)
Share of profit of associates	(205)	(1.2)	(58)	(0.4)	71	0.4
Income (loss) before income tax and social contribution	(1,315)	(7.6)	(570)	(3.5)	629	3.7
Income tax and social contribution	454	2.6	725	4.4	(318)	(1.9)
Net income (loss) from continuing operations	(861)	(5.0)	155	1.0	311	1.9
Net income (loss) from discontinued operations	857	4.9	805	4.9	2,015	12.0
Net income for the year	(4)	(0.0)	960	5.9	2,326	13.8
Attributed to controlling shareholders from continued operations	(863)	(5.0)	158	1.0	322	1.9
Attributed to controlling shareholders from discontinued operations	691	4.0	644	4.0	1,857	11.1
Total attributed to controlling shareholders	(172)	(1.0)	802	4.9	2,179	13.0
Attributed to non-controlling shareholders from continued operations	2	-	(3)	-	(11)	(0.1)
Attributed to non-controlling shareholders from discontinued operations	166	1.0	161	1.0	158	0.9
Total attributed to non-controlling shareholders	168	1.0	158	1.0	147	0.9

_________________

(1)	The statement of income for the year ended December 31, 2020 related to Sendas were classified as “discontinued operations,” as indicated in note 33(c) to our audited consolidated financial statements.
(2)	The statements of operations for the years ended December 31, 2022, 2021 and 2020 related to Grupo Éxito and the Extra Hiper banner were classified as “discontinued operations.” For more information on the effects of the Éxito Segregation Transaction on our audited consolidated financial statements, see notes 1.2 and 33(a) to our audited consolidated financial statements. For more information on the effects of the Extra Hiper Discontinued Operations on our audited consolidated financial statements, see notes 1.1 and 33(b) to our audited consolidated financial statements.

In addition, we present the results of our operating segments in the same manner management evaluates the performance of and strategy for the segments listed below. For more information on the segments, see note 30 to our audited consolidated financial statements.

The following tables contain a breakdown of our statement of income by segment for each of the periods indicated:

	Year Ended December 31, 2022
	Retail (1)	Grupo Éxito Discontinued Operations (1)	Other businesses(2)	Total
	(in millions of R$)
Statement of Income – Segments
Net operating revenue	17,250	-	71	17,321
Gross profit	4,228	-	74	4,302
Depreciation and amortization	(911)	-	(20)	(931)
Operating income	(311)	-	(49)	(360)
Financial expenses, net	(747)	-	(3)	(750)
Share of profit of associates	44	-	(249)	(205)
Income (loss) before income tax and social contribution	(1,014)	-	(301)	(1,315)
Income tax and social contribution	456	-	(2)	454
Net income (loss) – continuing operations	(558)	-	(303)	(861)
Net income (loss) – discontinued operations	864	(7)	-	857
Net income (loss) for the year	306	(7)	(303)	(4)

_________________

(1)	The statements of operations for the years ended December 31, 2022, 2021 and 2020 related to Grupo Éxito and the Extra Hiper banner were classified as “discontinued operations.” For more information on the effects of the Éxito Segregation Transaction on our audited consolidated financial statements, see notes 1.2 and 33(a) to our audited consolidated financial statements. For more information on the effects of the Extra Hiper Discontinued Operations on our audited consolidated financial statements, see notes 1.1 and 33(b) to our audited consolidated financial statements.
(2)	Includes equity pickup of the Company in Cnova and Cheftime.

	Year Ended December 31, 2021
	Retail	Grupo Éxito Discontinued Operations (1)	Other businesses(2)	Total
	(in millions of R$)
Statement of Income – Segments
Net operating revenue	16,268	-	70	16,298
Gross profit	4,297	-	59	4,356
Depreciation and amortization	(797)	-	(13)	(810)
Operating Income	207	-	(96)	111
Financial expenses, net	(620)	-	(3)	(623)
Share of profit of associates	47	-	(105)	(58)
Income (loss) before income tax and social contribution	(366)	-	(204)	(570)
Income tax and social contribution	718	-	7	725
Net income (loss) – continuing operations	352	-	(197)	155
Net income (loss) – discontinued operations	273	532	-	805
Net income (loss) for the year	625	532	(197)	960

_________________

(1)	The statements of operations for the years ended December 31, 2022, 2021 and 2020 related to Grupo Éxito and the Extra Hiper banner were classified as “discontinued operations.” For more information on the effects of the Éxito Segregation Transaction on our audited consolidated financial statements, see notes 1.2 and 33(a) to our audited consolidated financial statements. For more information on the effects of the Extra Hiper Discontinued Operations on our audited consolidated financial statements, see notes 1.1 and 33(b) to our audited consolidated financial statements.
(2)	Includes equity pickup of the Company in Cnova and Cheftime.

	Year Ended December 31, 2020(2)
	Retail	Grupo Éxito Discontinued Operations	Other businesses(1)	Discontinued operations	Total
	(in millions of R$)
Statement of Income – Segments
Net operating revenue	16,747	-	49	-	16,796
Gross profit	4,835	-	22	-	4,857
Depreciation and amortization	(766)	-	(6)	-	(772)
Operating Income	1,029	-	(137)	-	892
Financial expenses, net	(332)	-	(2)	-	(334)
Share of profit of associates	118	-	(47)	-	71
Income (loss) before income tax and social contribution	815	-	(186)	-	629
Income tax and social contribution	(325)	-	7	-	(318)
Net income (loss) – continuing operations	490	-	(179)	-	311
Net (loss) income– discontinued operations	784	228	-	1,003	2,015
Net income (loss) for the year	1,274	228	(179)	1,003	2,326

_________________

(1)	Includes equity pickup of the Company in Cnova. It also includes Cheftime, James and Stix Fidelidade.
(2)	The income statement for the year ended December 31, 2020 related to Sendas was classified as “discontinued operations.” For more information on the sale of our discontinued operations, see notes 1.1 and 33(c) to our audited consolidated financial statements.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Consolidated

Net operating revenue. Net operating revenue increased by 6.3%, or R$1,023 million, from R$16,298 million in 2021 to R$17,321 million in 2022, mainly as a result of the increase of 2.6% in same-store sales in 2022, and, to a lesser extent, due to the opening of new stores and conversion of existing stores from the Extra Hiper banner to the Pão de Açúcar and Mercado Extra banners in the year. In addition, macroeconomic conditions, such as the increase in inflation and interest rates, adversely affected consumers’ purchasing power and, consequently, our sales.

Cost of Sales. Cost of sales increased by 9.0%, or R$1,077 million, from R$11,942 million in 2021 to R$13,019 in 2022 mainly due to the increase in inflation in the period and a more challenging macroeconomic scenario to negotiate with our suppliers.

Gross profit. Gross profit decreased by 1.2%, or R$54 million, from R$4,356 million in 2021 to R$4,302 million in 2022, mainly due to the impact of inflation on food products.

Selling expenses. Selling expenses increased by 4.9%, or R$127 million, from R$2,572 million in 2021 to R$2,699 million in 2022, mainly due to the increase in inflation in Brazil in 2022 partially offset by greater operating efficiencies at our stores, which led selling expenses to increase less compared to revenue. Selling expenses represented 16% of our net operating revenue in 2021 and 2022.

General and administrative expenses. General and administrative expenses decreased by 14.0%, or R$97 million, from R$695 million in 2021 to R$598 million in 2022, mainly due to the resizing of our headquarters after the Extra Hiper Asset Sale. General and administrative expenses represented 4% of our net operating revenue in 2021 and 2022.

Depreciation and amortization. Depreciation and amortization increased by 14.9%, or R$121 million, from R$810 million in 2021 to R$931 million in 2022, mainly due to the increase in the investments made during the year in the remodeling and expansion of our stores.

Other operating expenses, net. Other operating expenses, net, increased by 158.3%, or R$266 million, from R$168 million in 2021 to R$434 million in 2022, mainly as a result of (i) the reassessment of ICMS contingencies due to the recent STF ruling relating to the treatment of energy credits for purposes of ICMS, which resulted in our recording of a provision for this matter amounting to R$285 million in 2022, (ii) the increase of provisions for labor contingencies, and (iii) expenses relating to the restructuring and resizing of the personnel of our headquarters. For more information on the decision of the STF relating to the treatment of energy credits for purposes of ICMS, see “Item 8. Financial Information––8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Tax-Related Claims.”

Financial expenses, net. Financial expenses, net increased by 20.4%, or R$127 million, from R$623 million in 2021 to R$750 million in 2022, mainly as a result of higher cost to service our debt due to the increase in interest rates in Brazil in 2021, partially offset by the increase in our monetary restatement gain, from R$238 million in 2021 to R$640 million in 2022.

In 2022, we recorded a monetary restatement gain relating to ICMS tax credits of R$201 million as a result of a reassessment of a provision due to recent judicial decisions that have granted the right to obtain amounts relating to the interest accrued over certain ICMS tax credits from certain Brazilian states which were recorded in preceding fiscal years. For more information on our ICMS tax credits, see note 10.1 to our audited consolidated financial statements.

In 2021, we recorded a monetary restatement gain of R$109 million relating to the tax credit arising from a favorable decision, issued in 2020, in a lawsuit to which we were a party declaring the exclusion of ICMS from the calculation basis of PIS and COFINS. For more information on this decision and its impact on our financial condition, see “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information––Legal Proceedings—Tax-Related Claims—Exclusion of ICMS from the Calculation Basis of PIS and COFINS” and notes 20 and 21 to our audited consolidated financial statements.

Share of profit of associates. Share of profit of associates decreased by 253.4%, or R$147 million, from a loss of R$58 million in 2021 to a loss of R$205 million in 2022, mainly as a result of an increase in losses in the amount of R$403 million from our share of profit in Cnova.

Income tax and social contribution. Income tax and social contribution decreased by 37.4%, or R$271 million, from an income of R$725 million in 2021 to an income of R$454 million in 2022. In addition to the effect of the increase in loss before income tax in 2022, this decrease in income tax and social contribution can be attributed to: (i) the impact, in 2022, of the STF’s decision regarding the effects of its 2007 ruling on CSLL. For more information on the decision of the STF regarding CSLL and its impact on our results of operations, see “Item 8. Financial Information––8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Tax-Related Claims—Non-Payment of Social Contribution on Net Profits;” and (ii) our recording, in 2021, of R$427 million in tax credits (compared to R$138 million in 2022) due to a tax incentive that allows us to exclude certain state tax subsidies from the calculation basis of income tax under certain conditions, which include transferring these subsidies to our tax incentive reserve account. For more information on our tax incentive reserve account, see “Item 10. Additional Information––10B. Memorandum and Articles of Association—Appropriation of Net Profits and Distribution of Dividends—Appropriation of Net Profits—Tax Incentive Reserve Account” and notes 20.1 and 24.2 to our audited consolidated financial statements.

Net income (loss) from continuing operations. As a result of the foregoing, net income (loss) from continuing operations decreased by R$1,016 million, from an income of R$155 million in 2021 to a loss of R$861 million in 2022.

Net income from discontinued operations. Net income from discontinued operations increased by 6.5%, or R$52 million, from R$805 million in 2021 to R$857 million in 2022, mainly due to the net income from the Extra Hiper Asset Sale offsetting the negative impact on Éxito’s net result caused by the increase in the tax rate from 10% to 15% on occasional gains (ganancia occasionala) in Colombia.

Net income (loss) for the year. As a result of the foregoing, net income for the year decreased by R$964 million, from an income of R$960 million in 2021 to a loss of R$4 million in 2022.

Segment Information

Retail Segment

Our retail segment in 2022 consisted of sales of food and non-food products to individual consumers in Brazil at (i) supermarkets through the banners Pão de Açúcar, Extra Supermercado, Mercado Extra and Compre Bem; (ii) hypermarkets through the banner Extra Hiper; (iii) proximity stores through the banners Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado; and (iv) gas stations that operate under our Pão de Açúcar, Mercado Extra and Compre Bem banners. The retail segment also includes the revenues related to rentals of commercial spaces and e-commerce sales.

In 2022, we converted 25 Extra Hipermercado stores into Pão de Açúcar and Mercado Extra stores, and opened 49 new stores, of which 38 were Minuto Pão de Açúcar, six were Aliados Minimercado and five were Pão de Açúcar.

Net operating revenue. Net operating revenue increased by 6.3%, or R$1,022 million, from R$16,228 million in 2021 to R$17,250 million in 2022, mainly as a result of the increase of 2.6% in same-store-sales in 2022, and, to a lesser extent, due to the opening of new stores and conversion of existing stores from the Extra Hiper banner to the Pão de Açúcar and Mercado Extra banners in the year. In addition, macroeconomic conditions, such as the increase in inflation and interest rates, adversely affected consumers’ purchasing power and, consequently, our sales.

Cost of Sales. Cost of sales remained relatively stable, from R$11,939 in 2020 to 11,942 million in 2021.

Operating Income. Operating income decreased by R$518 million, from an income of R$207 million in 2021 to a loss of R$311 million in 2022, mainly due to the increase of R$1,022 million in our net operating revenue and the decrease of R$521 million in our other operating income, which were partially offset by the decrease of R$1,077 million in our cost of sales and the decrease of R$30 million in selling expenses and general and administrative expenses.

Financial expenses, net. Financial expenses, net, increased by 20.5%, or R$127 million, from R$620 million in 2021 to R$747 million in 2022, mainly as a result of higher cost to service our debt due to the increase in interest rates in Brazil in 2021, partially offset by the increase in our monetary restatement gain, from R$238 million in 2021 to R$640 million in 2022.

In 2022, we recorded a monetary restatement gain relating to ICMS tax credits of R$201 million as a result of a reassessment of a provision due to recent judicial decisions that have granted the right to obtain amounts relating to the interest accrued over certain ICMS tax credits from certain Brazilian states which were recorded in preceding fiscal years. For more information on our ICMS tax credits, see note 10.1 to our audited consolidated financial statements.

In 2021, we recorded a monetary restatement gain of R$109 million relating to the tax credit arising from a favorable decision, issued in 2020, in a lawsuit to which we were a party declaring the exclusion of ICMS from the calculation basis of PIS and COFINS. For more information on this decision and its impact on our financial condition, see “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information––Legal Proceedings—Tax-Related Claims—Exclusion of ICMS from the Calculation Basis of PIS and COFINS” and notes 20 and 21 to our audited consolidated financial statements.

Income (loss) before income tax and social contribution. As a result of the foregoing, income loss before income tax and social contribution increased by 177.0%, or R$648 million, from R$366 million in 2021 to R$1,014 million in 2022.

Income Tax and Social Contribution. Income tax and social contribution decreased by 36.5%, or R$262 million, from an income of R$718 million in 2021 to an income of R$456 million in 2022. In addition to the effect of the increase in the loss before income tax in 2022, this decrease in income tax and social contribution can be attributed to: (i) the impact, in 2022, of the STF’s decision regarding the effects of its 2007 ruling on CSLL. For more information on the decision of the STF regarding CSLL and its impact on our results of operations, see “Item 8. Financial Information––8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Tax-Related Claims—Non-Payment of Social Contribution on Net Profits;” and (ii) our recording, in 2021, of R$427 million in tax credits (compared to R$138 million in 2022) due to a tax incentive that allows us to exclude certain state tax subsidies from the calculation basis of income tax under certain conditions, which include transferring these subsidies to our tax incentive reserve account. For more information on our tax incentive reserve account, see “Item 10. Additional Information––10B. Memorandum and Articles of Association—Appropriation of Net Profits and Distribution of Dividends—Appropriation of Net Profits—Tax Incentive Reserve Account” and notes 20.1 and 24.2 to our audited consolidated financial statements.

Net income for the year. As a result of the foregoing, net income for the year decreased by 51.0%, or R$319 million, from R$625 million in 2021 to R$306 million in 2022.

Grupo Éxito

As disclosed in note 1.2 to our audited consolidated financial statements, the statement of income for the years ended December 31, 2022, 2021 and 2020 related to Grupo Éxito was classified in a single line as “discontinued operations,” as a result of the Éxito Segregation Transaction. For more information on the Éxito Segregation Transaction, see “Explanatory Note—Éxito Segregation Transaction.”

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Consolidated

Net operating revenue. Net operating revenue decreased by R$498 million, from R$16,796 million in 2020 to R$16,298 million in 2021, mainly as a result of the loss of the revenues caused by the demobilization of Extra Hiper stores, which started in the beginning of the fourth quarter of 2021. In addition, macroeconomic conditions, such as high inflation and interest rates, adversely affected consumers’ purchasing power and, consequently, our sales.

Gross profit. Gross profit decreased by 10.3%, or R$501 million, from R$4,857 million in 2020 to R$4,356 million in 2021, mainly due to the impact of the recognition of R$834 million in ICMS tax credits as costs of sales in 2020 due to a favorable decision in a lawsuit to which we were a party declaring the exclusion of ICMS from the calculation basis of PIS and COFINS, which did not occur in 2021. For more information on this decision and its impact on our financial condition, see “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information––Legal Proceedings—Tax-Related Claims—Exclusion of ICMS from the Calculation Basis of PIS and COFINS” and notes 20 and 21 to our audited consolidated financial statements.

Selling expenses. Selling expenses decreased by R$237 million, from R$2,809 million in 2020 to R$2,572 million, due to the reduction in selling expenses related to the reduction in marketing expenses partially offset by the increase in expenses as a result of the increase in inflation in the period.

General and administrative expenses. General and administrative expenses decreased by R$32 million, from R$727 million in 2020 to R$695 million in 2021 due to reduction in personnel expenses caused by the closing of Extra Hiper stores, partially offset by the increase in expenses as a result of the increase in inflation in the period. Selling expenses and general and administrative expenses represented, in the aggregate, 20.0% of our net operating revenue in 2020 and 2021.

Depreciation and amortization. Depreciation and amortization increased by 4.9%, or R$38 million, from R$772 million in 2020 to R$810 million in 2021, mainly due to the renovation and maintenance of stores, renewal of lease agreements and IT projects and investments in platforms to increase our productivity, partially offset by the demobilization of our Extra Hiper stores and drugstores, which started in the fourth quarter of 2021.

Other operating expenses, net. Other operating expenses, net, varied by R$511 million, from an income of R$343 million in 2020 to an expense of R$168 million in 2021, mainly as a result of one-time events that had a positive effect on our results of operations and occurred in 2020 (i) R$518 million gain from the sale of real estate properties and sale and leaseback of stores as part of our strategy to focus on our core assets and (ii) a R$513 million gain related to the revaluation of our equity participation in Bellamar, a holding company that holds an investment in 35.8% of the shares of FIC, net of costs. Those events were partially offset by (i) a R$333 million decrease in tax contingencies in 2021 due to the provision we made in 2020 of R$283 million as a result of an unfavorable decision relating to taxes on industrialized products (Imposto Sobre Produtos Industrializados), or IPI, requirement on the resale of imported products, which did not occur in 2021, and (ii) a R$84 million decrease in the expenses incurred as a result of the COVID-19 pandemic in 2021 when compared to 2020.

Financial expenses, net. Financial expenses, net, increased by 86.5%, or R$289 million, from R$334 million in 2020 to R$623 million in 2021, mainly as a result of the (i) decrease in our monetary restatement gain of R$168 million mainly related to the reassessment of the provision we made relating to a lawsuit to which we were a party under which the ICMS was excluded from the calculation basis of PIS and COFINS as a result of a decision that decreased the amount of interest accrued over the amounts awarded to us, and (ii) increase in the average CDI rate in Brazil from 2.8% in 2020 to 4.4% in 2021, which had a positive effect on our revenue from financial investments, while adversely affecting financial expenses as certain of our financings are indexed to the CDI rate. For more information on the lawsuit to which we were a party under which the ICMS was excluded from the calculation basis of PIS and COFINS, see “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information––Legal Proceedings—Tax-Related Claims—Exclusion of ICMS from the Calculation Basis of PIS and COFINS” and notes 20 and 21 to our audited consolidated financial statements.

Share of profit of associates. Share of profit of associates decreased by 181.7%, or R$129 million, from a gain of R$71 million in 2020 to a loss of R$58 million in 2021, mainly as a result of (i) an increase in losses in the amount of R$57 million from our share of profit in Cnova, due to the deterioration of the results of operations of Cnova in 2021; and (ii) a decrease in our share of profit in FIC in the amount of R$71 million, mainly due to the reduction of our participation in Bellamar, after the Sendas Spin-off, to 18% in 2021 from 36% in 2020.

Income tax and social contribution. Income tax and social contribution increased by R$1,043 million, from an income tax and social contribution expense of R$318 million in 2020 to an income of R$725 million in 2021. In addition to the effect of the increase in the loss before income tax in 2021, this decrease in income tax and social contribution can be attributed to: (i) our recording, in 2021, of R$427 million in tax credits due to a tax incentive that allows us to exclude certain state tax subsidies from the calculation basis of income tax under certain conditions, which include transferring these subsidies to our tax incentive reserve account. For more information on our tax incentive reserve account, see “Item 10. Additional Information––10B. Memorandum and Articles of Association—Appropriation of Net Profits and Distribution of Dividends—Appropriation of Net Profits—Tax Incentive Reserve Account” and notes 20.1 and 24.2 to our audited consolidated financial statements; and (ii) a decision issued by the STF, in September 2021, which declared the unconstitutionality of the collection of income tax levied on interest indexed to SELIC rate arising from overpayments of tax in previous periods. For more information on our tax incentive reserve account, see “Item 10. Additional Information––10B. Memorandum and Articles of Association—Appropriation of Net Profits and Distribution of Dividends—Appropriation of Net Profits—Tax Incentive Reserve Account” and notes 20.1 and 24.2 to our audited consolidated financial statements.

Net income (loss) from continuing operations. As a result of the foregoing, net income from continuing operations decreased by 50.2%, or R$156 million, from an income of R$311 million in 2020 to an income of R$155 million in 2021.

Net income (loss) from discontinued operations. Net income (loss) from discontinued operations decreased by R$1,210 million, from an income of R$2,015 million in 2020 to an income of R$805 million in 2021, mainly due to the decreases, from 2020 to 2021, in the net revenue of Sendas and Extra Hiper of R$1,003 million and R$424 million, respectively, which were offset by the increase in the net income of Grupo Éxito of R$304 million during the same period.

Segment Information

Retail Segment

Our retail segment in 2021 consisted of sales of food and non-food products to individual consumers in Brazil at (i) supermarkets through the banners Pão de Açúcar, Extra Supermercado, Mercado Extra and Compre Bem; (ii) hypermarkets through the banner Extra Hiper; (iii) proximity stores through the banners Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado; and (iv) gas stations that operate under our Pão de Açúcar, Mercado Extra and Compre Bem banners. The retail segment also includes the revenues related to rentals of commercial spaces and e-commerce sales.

In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores.

Net operating revenue. Net operating revenue decreased by 3.1%, or R$519 million, from R$16,747 million in 2020 to R$16,228 million in 2021, mainly as a result of the loss of the revenues caused by the demobilization of Extra Hiper stores, which started in the beginning of the fourth quarter of 2021. In addition, macroeconomic conditions, such as high inflation and interest rates, adversely affected consumers’ purchasing power and, consequently, our sales.

Operating Income. Operating income decreased by 79.9%, or R$822 million, from an income of R$1,029 million in 2020 to an income of R$207 million in 2021, as a result of the decrease of R$519 million in our net operating revenue and the decrease of R$547 million in our other operating income, which were partially offset by the decrease of R$19 million in cost of sales and the increase of R$261 million in selling, general and administrative expenses.

Financial (expenses), net. Financial expenses, net, increased by 86.7%, or R$288 million, from R$332 million in 2020 to R$620 million in 2021, mainly as a result of the (i) decrease in our monetary restatement gain of R$168 million mainly related to the reassessment of the provision we made relating to a lawsuit to which we were a party under which the ICMS was excluded from the calculation basis of PIS and COFINS as a result of a decision that decreased the amount of interest accrued over the amounts awarded to us, and (ii) increase in the average CDI rate in Brazil from 2.8% in 2020 to 4.4% in 2021, which had a positive effect on our revenue from financial investments, while adversely affecting financial expenses as certain of our financings are indexed to the CDI rate. For more information on the lawsuit to which we were a party under which the ICMS was excluded from the calculation basis of PIS and COFINS, see “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information––Legal Proceedings—Tax-Related Claims—Exclusion of ICMS from the Calculation Basis of PIS and COFINS” and notes 20 and 21 to our audited consolidated financial statements.

Income (loss) before income tax and social contribution. As a result of the foregoing, income (loss) before income tax and social contribution decreased by R$1,181 million, from an income of R$815 million in 2020 to a loss of R$366 million in 2021.

Income Tax and Social Contribution. Income tax and social contribution changed by R$1,043 million, from an expense of R$325 million in 2020 to an income of R$718 million in 2021. In addition to the effect of the increase in the loss before income tax in 2021, this decrease in income tax and social contribution can be attributed to: (i) our recording, in 2021, of R$427 million in tax credits due to a tax incentive that allows us to exclude certain state tax subsidies from the calculation basis of income tax under certain conditions, which include transferring these subsidies to our tax incentive reserve account. For more information on our tax incentive reserve account, see “Item 10. Additional Information––10B. Memorandum and Articles of Association—Appropriation of Net Profits and Distribution of Dividends—Appropriation of Net Profits—Tax Incentive Reserve Account” and notes 20.1 and 24.2 to our audited consolidated financial statements; and (ii) a decision issued by the STF, in September 2021, which declared the unconstitutionality of the collection of income tax levied on interest indexed to SELIC rate arising from overpayments of tax in previous periods. For more information on our tax incentive reserve account, see “Item 10. Additional Information––10B. Memorandum and Articles of Association—Appropriation of Net Profits and Distribution of Dividends—Appropriation of Net Profits—Tax Incentive Reserve Account” and notes 20.1 and 24.2 to our audited consolidated financial statements.

Net income for the year. As a result of the foregoing, net income for the year decreased by 50.9%, or R$649 million, from an income of R$1,274 million in 2020 to an income of R$625 million in 2021.

Grupo Éxito

As disclosed in note 1.2 to our audited consolidated financial statements, the statement of income for the years ended December 31, 2022, 2021 and 2020 related to Grupo Éxito was classified in a single line as “discontinued operations,” as a result of the Éxito Segregation Transaction. For more information on the Éxito Segregation Transaction, see “Explanatory Note—Éxito Segregation Transaction.”

5B. Liquidity and Capital Resources

Cash Flows

The following table sets forth information related to our cash flows as of and for the periods presented:

	As of and for the Year Ended December 31,
	2022(*)(2)(3)	2022(2)(3)	2021(3)(4)	2020(1)(4)
	(in millions of US$)	(in millions of R$)
Other financial information
Net cash provided by (used in):
Operating activities	(41.4)	(216)	2,728	4,742
Investing activities	543.2	2,834	(77)	(4,291)
Financing activities	(901.4)	(4,703)	(2,743)	(281)
Capital expenditures(5)	(311.6)	(1,626)	(1,267)	(2,490)

_________________

(*)	Solely for the convenience of the reader, we have translated certain real amounts at a rate of R$5.2177 to US$1.00, the closing commercial U.S. dollar selling rate as of December 31, 2022, as published by the Central Bank.

(1)	The statements of operations for the years ended December 31, 2020 presented in the table related to Sendas were classified in a single line as discontinued operations. For more information on the Sendas Spin-Off, see notes 1.3 and 33(c) to our audited consolidated financial statements, included elsewhere this annual report, and “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Spin-off of Cash and Carry Operating Segment.”
(2)	In accordance with IFRS 5, we report the net result of Grupo Éxito as of and for the year ended December 31, 2022, after taxes, in one single line item in the statement of income and the balances of assets and liabilities are presented as held for sale or distribution and discontinued operations. For more information on the effects of the Éxito Segregation Transaction on our audited consolidated financial statements, see notes 1.2 and 33(a) to our audited consolidated financial statements.
(3)	In accordance with IFRS 5, we report the net result of the sale of our hypermarket business as of and for the year ended December 31, 2022, after taxes, in one single line item in the statement of income and the balances of assets and liabilities of our hypermarket business are presented as held for sale and discontinued operations. For more information on the effects of the Extra Hiper Discontinued Operations on our audited consolidated financial statements, see notes 1.1 and 33(b) to our audited consolidated financial statements.
(4)	In accordance with IFRS 5, for comparative purposes, the statement of income and the explanatory notes related to our income for the years ended December 31, 2021 and 2020 were restated to account for the effects of the Éxito Segregation Transaction and the Extra Hiper Discontinued Operations in our audited consolidated financial statements. For more information on the effects of the Éxito Segregation Transaction on our audited consolidated financial statements, see notes 1.2 and 33(a) to our audited consolidated financial statements. For more information on the effects of the Extra Hiper Discontinued Operations on our audited consolidated financial statements, see notes 1.1 and 33(b) to our audited consolidated financial statements.
(5)	Capital expenditures are comprised of cash used in purchases of property, equipment and intangible assets, as reflected in the consolidated statement of cash flows.

Sources of Funds

We have funded our operations and capital expenditures mainly from our cash flow provided by operating activities and the sale of receivables at a discount to financial institutions (banks and credit card merchant acquirers). Additionally, we have issued debentures in the local markets and entered into loans and financing agreements with financial institutions.

In 2022, we continued selling our receivables to financial institutions and credit card merchant acquirers at a discount, without a right to recourse or any related obligation. For more information on the discount on receivables, see note 7 to our audited consolidated financial statements. We believe that our sources of funds are suitable to our debt profile and sufficient to meet our working capital and investment needs.

Our primary sources of liquidity have historically been cash flows provided by our operating activities.  Cash used in operating activities, including continuing and discontinued operations, was R$216 million in 2022. Cash used by operating activities, including continuing and discontinued operations, was R$2,728 million and R$4,742 million in 2021 and 2020, respectively. From 2021 to 2022, the decrease of R$2,944 million in net cash provided from operating activities was mainly due to a decrease of R$964 million in net income and decrease of R$2,183 million in interest and monetary variations. From 2020 to 2021, the decrease in net cash provided from operating activities was primarily due to a decrease of R$1,366 million in net income.

Net cash from investment activities was R$2,834 million, R$(77) million and R$(2,911) million for the years ended December 31, 2022, 2021 and 2020, respectively. In 2022, 2021 and 2020 our net cash used in investment activities was mainly related in 2022 to, to store openings, store renovations, purchases of equipment and intangible assets and the sale of the Extra Hiper stores, while in 2021 it was related to store renovations, purchases of equipment and intangible assets, and, in 2020, to the cash of de-consolidation of Sendas. In addition, in 2022, 2021 and 2020, we used net cash in operating activities primarily for investments in our capital expenditures program, totaling R$(1,626) million, R$1,267.0 million and R$2,490.0 million, respectively. Proceeds from sales of property and equipment in 2022 generated a cash flow of R$4,560 million mainly due to the Extra Hiper Asset Sale.

Net cash (used in) financing activities, was net cash used of R$4,703 million, net cash used of R$2,743 million and net cash (used) of R$(281) million for the years ended December 31, 2022, 2021 and 2020, respectively. From 2021 to 2022, the decrease was due to a decrease in our demand for new indebtedness. Our year-end current and noncurrent borrowings and financing decreased by 25%, or R$$1,942 million, from R$7,805 million as of December 31, 2021 to R$5,863 million as of December 31, 2022, and consisted of:

•	R$5,402 million in real-denominated loans; and
•	R$461 million in U.S. dollar-denominated debt, swapped to real-denominated loans.

From 2020 to 2021, the decrease was due to a decrease in our demand for new indebtedness. Our year-end current and noncurrent borrowings and financing increased by 3.1%, or R$237 million, from R$7,568 million as of December 31, 2020 to R$7,805 million as of December 31, 2021, and consisted of:

•	R$7,349 million in real-denominated loans; and
•	R$455 million in U.S. dollar-denominated debt, swapped to real-denominated loans.

Our year-end total cash position decreased by 21.5%, or R$1,026 million, from R$4,777 million as of December 31, 2021 to R$3,751 million as of December 31, 2022.

We expect to fully pay, using cash flows from operating activities and new financing, or refinance the portions of our indebtedness due in 2023 to 2024. For information on recent developments relating to our indebtedness, see “—Financial Instruments.”

Financial Instruments

Derivatives

We use derivatives, such as swaps, aiming to hedge the exchange exposure risk to U.S. dollar and euros, converting the cost of debt into domestic currency and interest rates. We also use derivatives to hedge against foreign exchange (U.S. dollars and euros) variations on imports. See “—5A. Operating Results—Macroeconomic Environment and Factors Affecting Our Results of Operations.”

Contractual Obligations

Our estimated future contractual obligations were R$18,378 million as of December 31, 2022, and include current and long-term debt, debentures, accrued interest related to debentures, lease liabilities and trades payable.

During the fiscal year ending December 31, 2023, we do not have obligation to repay any long-term debt. After the fiscal year 2022, our long-term debt obligation totals R$4.5 billion and accrued interest related to long-term debt totals R$363 million.

During the fiscal year ending December 31, 2023, we have a current obligation to pay R$181 million of accrued interest related to debentures. After the fiscal year 2022, our obligation related to the payment of the principal amount of debenture totals R$2.5 billion and accrued interest related to debentures of R$211 million.

For lease liabilities, we have a current and long-term obligation of R$490 million and R$3,547 million, respectively. For more information on our long-term debt and lease liabilities, see note 22 to our 2022 audited consolidated financial statements.

Promissory Notes

In July 2021, we issued commercial promissory notes in the total principal amount of R$1.0 billion, of which (i) R$500.0 million refers to the first series, which accrues interest at 1.55% per year plus the average CDI rate and matures on July 30, 2025, and (ii) R$500.0 million refers to the second series, which accrues interest at 1.65% per year plus the average CDI rate and matures on July 30, 2026. As of December 31, 2022, the total outstanding amount under this issuance was R$1,181 million.

Non-Convertible Debentures

In May 2021, we issued non-convertible debentures in two series in Brazil in the total principal amount of R$1.5 billion, of which (i) R$980.0 million refers to the first series, which accrues interest at 1.70% per year plus the average CDI rate and matures on May 10, 2026, and (ii) R$520.0 million refers to the second series, which accrues interest at 1.95% per year plus the average CDI rate and matures on May 10, 2028. As of December 31, 2022, the total outstanding amount under this issuance was R$1,531 million.

In February 2023, we issued non-convertible debentures in Brazil in the total principal amount of R$500.0 million, of which (i) R$376.6 million refers to the first series, which accrues interest at 1.0% per year plus the average CDI rate and matures on February 11, 2028, and (ii) R$123.3 million refers to the second series, which accrues interest at 1.2% per year plus the average CDI rate and matures on February 13, 2030.

We are required to comply with certain covenants under our debt instruments. The financial ratios are calculated based on our audited consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. The ratios are (i) net debt (defined as debt minus cash and cash equivalents and trade accounts receivable) not greater than equity; and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. As of the date of this annual report, we are in compliance with the covenants under our debt instruments.

For more information on our non-convertible debentures, see note 17.4 to our audited consolidated financial statements, included elsewhere in this annual report.

Borrowings in Foreign Currencies

As of December 31, 2022, we had borrowings in U.S. dollars and Colombian pesos to strengthen our working capital, maintain our cash strategy, extend our debt profile and make investments. As of December 31, 2022, the total outstanding amount (corresponding to principal and interest) under these agreements was R$461 million.

On October 13, 2020 and October 25, 2021, we entered into two financing agreements in the aggregate amount of R$448 million, accruing interest at 2.12% per year, and with maturity in October, 2023 and October, 2024. Both agreements have been hedged by a swap contract linked to CDI, according to our internal derivative policy. As of December 31, 2022, the aggregate amount outstanding under these financing agreements was R$419 million.

For more information on our borrowings in foreign currencies, see note 17. 1 and 17.5 to our audited consolidated financial statements.

Recognition of Foreign Currency Transactions

Foreign currency transactions are initially recognized at the respective functional currencies exchange rates on the date the transaction qualifies for recognition.

Our financial statements are presented in Brazilian reais, which is our functional currency.

Monetary assets and liabilities denominated in foreign currencies are converted into reais according to the exchange rates of the respective currencies at the balance sheet date. Any difference arising from the payment or translation of monetary items is recognized in our financial results. For more information on the conversion of foreign currencies, see note 3.2 to our audited consolidated financial statements.

The financial statements of our subsidiaries located in countries outside Brazil are translated into Brazilian reais at the balance sheet date, according to specific criteria described in note 3.4 to our audited consolidated financial statements. Exchange rate differences from the translation are recognized directly in a separate component of equity. When a foreign operation is sold, the accumulated amount of exchange variation adjustment in shareholders' equity is recorded in the statement of income for the year.

Off-Balance Sheet Arrangements

Except for guarantees we provided for obligations of Cnova Brazil and Via under certain agreements as disclosed in “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Sale of Home Appliances Operating Segment,” we do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5C. Research and Development, Patents and Licenses, Etc.

We do not have any significant research and development activities.

5D. Trend Information

The following discussion is based largely upon our current expectations about future events, and trends affecting our business. Actual results for our industry and performance could differ substantially. For more information related to our forward-looking statements, see “Forward-Looking Statements” and for a description of certain factors that could affect our industry in the future and our own future performance, see “Item 3. Key Information—3D. Risk Factors.”

Our strategy for 2023 is to accelerate our expansion plan, strengthening core competencies in the most profitable, and performing segments of our portfolio, represented by the premium and proximity stores, neighbourhood supermarkets and the food e-commerce business. In 2023, we intend to continue our transition to a new Pão de Açúcar Group in a new cycle that reinforces our strengths and aims to provide the best shopping experience for our customers.

We believe that we are prepared to face the effects of volatility under the new Brazilian government’s administration after the 2022 elections and other challenges that might arise in 2023, with flexibility, agility, and resilience, supported by the execution capacity of our management team and employees.

In 2022, most of the governments in Latin America, including in Brazil, Colombia, Uruguay and Argentina, relaxed the restrictive measures previously imposed to contain the spread of COVID-19.

As of December 31, 2022, we assessed the impacts of the COVID-19 to our business and concluded that we do not expect to have material adverse changes to our revenues and other line items of our statement of income, and we did not need to record any COVID-19 related provisions.

In line with our strategy of focusing on the supermarket and proximity store segments, as of September 2022, we had completed the conversion of all remaining hypermarkets under the Extra Hiper banner to Pão de Açúcar or Mercado Extra supermarkets.

In late 2021, we decided to close all of our drugstores as part of the actions adopted in the context of the Extra Hiper Discontinued Operations. By the end of the first quarter of 2022, we had closed and discontinued all of our drugstores.

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

A recent STF’s decision related to CSLL has increased by 9% the tax rate levied on net profits. For more information regarding the impacts of the STF’s decision on our tax rate levied on net profits and our results of operations, see “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information––Legal Proceedings—Tax-Related Claims—Non-Payment of Social Contribution on Net Profits” and notes 20 and 21 to our audited consolidated financial statements.

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

5E. Critical Accounting Estimates

For information on critical accounting estimates, see note 5 to our audited consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

Board of Directors

The following table sets forth the name, position, year of election and date of birth of each of the members of our board of directors as of the date of this annual report. A brief biographical description of each of our board members follows the table:

Name	Position	First Year Elected	Date of Birth
Jean-Charles Henri Naouri	Chairman	2005(1)	March 8, 1949
Arnaud Daniel Charles Walter Joachim Strasser	Co-Vice Chairman	2010(2)	July 6, 1969
Christophe José Hidalgo	Co-Vice Chairman	2020	October 25, 1967
Marcelo Pimentel	Director	2022	April 3, 1973
Hervé Daudin	Director	2019	May 12, 1967
Luiz Augusto de Castro Neves	Director (Independent)	2012	October 29, 1943
Eleazar de Carvalho Filho	Director (Independent)	2012	July 26, 1957
Renan Bergmann	Director (Independent)	2020	February 16, 1954

_________________

(1)	Mr. Jean-Charles Henri Naouri has been a member of our board of directors since 2005 and the chairman of our board of directors since 2013.
(2)	Mr. Arnaud Daniel Charles Walter Joachim Strasser has been a member of our board of directors since 2010 and co-vice chairman of our board of directors since 2018.

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

Mr. Renan Bergmann holds a bachelor’s degree in chemical engineering from the Federal University of Rio Grande do Sul and a master’s degree in nuclear chemical engineering from the Federal University of Rio de Janeiro (COPPE). He completed the executive program at the John E. Anderson Graduate School of Management and the executive program “Making Corporate Boards More Effective” at Harvard Business School. He is a member of the board of directors of Fogo de Chão, since 2018, and of Paramount Films, Tulsa USA, since 2021. He has also been a senior advisor to the Rhone Group since 2012. He was a member of the board of directors of: (i) Ranpak, in the city of Columbus, state of Ohio; (ii) SLC Participações; (iii) FCC Campo Bom, in the state of Rio Grande do Sul; (iv) CCRR; (v) Terphane Holdings LLC, in the state of Delaware; (vi) Almatis B.V.; and (vii) UTEX, in the city of Houston, state of Texas. He was also an advisor to New Globe.

Executive Officers

The following table sets forth the name, position, year of election and date of birth of each of our executive officers as of the date of this annual report. A brief biographical description of each of our executive officers follows the table:

Name	Position	First Year Elected	Date of Birth
Marcelo Pimentel	Chief Executive Officer	2022	April 3, 1973
Rafael Sirotsky Russowsky(1)	Chief Financial Officer and Investor Relations Officer	2023	December 10, 1977
Fréderic Garcia	Chief Business’ Operations Officer	2021	March 24, 1970
Joaquim Alexandre Fernandes Sousa	Commercial Officer	2022	July 22, 1971

Mr. Marcelo Pimentel. Please see “—6A. Directors and Senior Management—Board of Directors” for Mr. Pimentel’s biography.

Mr. Rafael Sirotsky Russowsky has been director of corporate development and participations for the Casino Group since 2012. Previously, he was an investment banker specializing in M&A and equity capital markets transactions at Credit Suisse, Morgan Stanley and Oppenheimer & Co. In addition, he worked at HSBC. and Safra Banco, focusing on credit operations. Mr. Russowsky holds a bachelor’s degree in business administration from the Pontifical Catholic University of Rio Grande do Sul and holds an MBA from Columbia Business School in New York. Mr. Rafael Sirotsky Russowsky is our chief financial officer and investor relations officer.

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

Mr. Joaquim Alexandre Fernandes Sousa has been working for the Company since June 2022. Before joining the Company, he worked at Carrefour from 2006 to 2022, where he held management positions and worked in the areas of supply, merchandising operations, and was also commercial executive officer. Between 2011 and 2014, he was CEO of Grupo MV. From 1995 to 1999 he worked at Wal-Mart as manager of perishable products. He holds a specialization in Retail from the Getulio Vargas Foundation (Fundação Getúlio Vargas - FGV).

6B. Compensation

For the year ended December 31, 2022, the aggregate compensation expense of our directors, executive officers and members of committees was R$93.2 million, of which R$ 42.2 million was paid in cash. Our executive officers receive a package of benefits in line with market practices, including health and dental insurance, biannual medical check-ups, pension plan, life insurance, meal vouchers and purchase discounts. According to the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, listed companies are required to publicly disclose the lowest, highest and average individual compensation paid to directors, executive officers and members of the fiscal council.

In July 2007, the Company established a supplementary private pension plan to its employees and engaged the financial institution Brasilprev Seguros e Previdência S.A. to manage the plan. The Company provides monthly contributions on behalf of its employees based on services rendered to the Company. Contributions made by the Company in the year ended December 31, 2022, amounted to R$0.3 million and employees’ contributions amounted to R$0.3 million with four participants.

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

Compensation of the Board of Directors, Executive Officers and Fiscal Council for 2021, 2022 and 2023 (expected)

The table below indicates the compensation of the members of our board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2021:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(in R$, when applicable)
Number of members	9.67	2.83	2.58	15.08
Number of compensated members	8.67	2.83	2.58	14.08
Fixed compensation
Fixed annual compensation	24,233,299	17,360,181	432,000	42,025,480
Benefits	2,650,518	655,727	-	3,306,246
Variable compensation
Profit sharing	-	6,994,532	-	6,994,532
Participation in meetings	-	-	-	-
Others (invitees’ compensation, contributions and taxes)	-	-	-	-
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation	6,907,644	3,201,608	-	10,109,252
Total compensation	33,791,461	28,212,048	432,000	62,435,510

The table below indicates the compensation for members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2022:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(in R$, when applicable)
Number of members	12	4	3	19
Number of compensated members	11	4	3	18
Fixed compensation
Fixed annual compensation	30,357,866.30	9,426,336.60	432,000.00	40,216,202.90
Benefits	1,851,465.24	2,336,754.70	-	4,188,219.94
Variable compensation
Profit sharing	-	1,947,316.28	-	1,947,316.28
Participation in meetings	-	-	-	-
Others (invitees’ compensation, contributions and taxes)	-	-	-	-
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	16,114,039.00	17,604,897.29	-	33,718,936.29
Share-based compensation	8,500,000.00	4,606,506.00	-	13,106,506.00
Total compensation	56,823,370.54	35,921,810.88	432,000.00	93,177,181.41

The table below indicates the expected compensation for members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2023 (expected):

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(in R$, when applicable)
Number of members	12	4	3	19
Number of compensated members	11	4	3	18
Fixed compensation
Fixed annual compensation	22,172,101.07	15,092,160.27	432,000.00	30,705,327.31
Benefits	975,505.49	2,549,734.56	-	3,135,037.86

Variable compensation
Profit sharing	-	11,088,224.00	-	11,088,224.00
Participation in meetings	-	-	-	-
Others (invitees’ compensation, contributions and taxes)	-	-	-	-
Post-employment benefit	-	-	-	-
Benefits on ceasing to exercise the position	-	-	-	-
Share-based compensation	2,573,240.00	3,410,107.00	-	5,983,347.00
Total compensation	25,720,846.57	32,140,225.83	432,000.00	58,293,072.40

Variable Compensation for 2021, 2022 and 2023 (expected)

Below we present the variable compensation of our executive officers paid in 2021, 2022 and 2023 (expected):

2021	Executive officers
(in R$, when applicable)
Number of members	2.83
Number of compensated members	2.83
Profit sharing
Minimum expected amount	-
Maximum expected amount	28,981,131
Expected amount – goals achieved	14,490,565
Amount actually recognized	6,994,532

2022	Executive officers
(in R$, when applicable)
Number of members	4
Number of compensated members	4
Profit sharing
Minimum expected amount	-
Maximum expected amount	17,261,355
Expected amount – goals achieved	8,630,678
Amount actually recognized	0

2023 (expected)	Executive officers
(in R$, when applicable)
Number of members	4
Number of compensated members	4
Profit sharing
Minimum expected amount	-
Maximum expected amount	22,176,448
Expected amount – goals achieved	11,088,224

Employee Stock Option Plan

At an extraordinary shareholders’ meeting held on May 9, 2014, our shareholders voted to (i) approve the creation of a stock option plan, or our Stock Option Plan, and (ii) create a compensation plan for employees based on stock options, or our Compensation Plan. Our Stock Option Plan and our Compensation Plan originally granted options to purchase preferred shares (which were recently converted into common shares), including to members of our board of directors. The Stock Option Plan and the Compensation Plan were further amended as a result of the resolutions approved at the annual and special shareholders’ meeting held on April 24, 2015, April 25, 2019 and December 31, 2019. The December 31, 2019 amendment reflected the changes relating to the conversion of our preferred shares into common shares, as a result of our migration to the Novo Mercado listing segment of B3, as approved by our shareholders on December 31, 2019. Accordingly, as of December 31, 2022, our Stock Option Plan and the Compensation Plan grant the option to purchase common shares to our employees, including to members of our board of directors.

General Terms and Conditions

Stock Option Plan

Our Stock Option Plan is managed by our Human Resources and Corporate Governance Committee of our board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under our Stock Option Plan is designated with a serial number beginning with the letter “C.” As of December 31, 2022, the outstanding series of stock options under our Stock Option Plan were C7 and C9.

Our employees and executive officers, as well as the employees and executive officers of our subsidiaries, who are considered “key executives,” are eligible to participate in our Stock Option Plan, subject to the approval of the human resources and corporate governance committee. Participation in our Stock Option Plan is independent of other forms of compensation, such as wages and benefits.

Compensation Plan

Our Compensation Plan is also managed by the human resources and corporate governance committee of our board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under our Compensation Plan is designated with a serial number beginning with the letter “B.” As of December 31, 2022, the outstanding series of stock options under our Compensation Plan were Series B7 and B9.

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

Outstanding Stock Options

The charts below detail the outstanding stock options for the members of our senior management, as of December 31, 2022.

	As of December 31, 2022
	Number of options
In relation to each option grant:	Series B7	Series C7	Series B9	Series C9
Grant date	01/31/2021	01/31/2021	05/31/2021	05/31/2021
Number of options granted (in number of shares)	223,018	47,127	428,691	254,999
Deadline for the options to become exercisable	05/01/2023	05/01/2023	06/01/2025	06/01/2025
Deadline for the exercise of the options	11/30/2023	11/30/2023	11/30/2025	11/30/2025
Period of restriction to the transfer of the shares	n.a.	180 days	n.a.	180 days

Average weighted exercise price of each of the following groups of shares:
Outstanding at the beginning of the year (in R$ per share)	0.01	51.18	0.01	17.67
Lost during the year (R$ per share)	n.a.	n.a.	n.a.	n.a.
Exercised during the year (R$ per share)	0.01	51.18	0.01	17.67
Expired during the year (R$ per share)	n.a.	n.a.	n.a.	n.a.
Fair value of the options on the grant date (in R$ per share)	72.68	31.15	7.68	7.68
Potential dilution in case of exercise of the options	0.08%	0.02%	0.07%	0.07%

Stock Options Exercised and Shares Delivered

In 2022, 129,584 stock options were exercised by certain members of our senior management and 683,690 shares were delivered to certain members of our senior management.

We recognized share-based payment expenses of R$10.9 million, R$10.1 million and R$15.0 million in our audited consolidated financial statements in 2022, 2021 and 2020, respectively. These amounts included the amounts related to accelerated vesting of certain stock options.

Maximum, Minimum and Average Compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

The tables below contain the highest, lowest and average individual compensation of our directors, executive officers and members of the fiscal council for the years ended December 31, 2020, 2021 and 2022.

Highest, Lowest and Average Individual Compensation for the Year Ended December 31, 2020

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
Number of members	12.50	4.58	2.00
Number of compensated members	11.50	4.59	2.00
Highest compensation (R$)(1)	65,944,593	14,329,313	n.a.
Lowest compensation (R$)(2)	216,000	819,045	n.a.
Average compensation (R$)	5,520,932	11,682,744	97,877

_________________

(1)	The highest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council was received by members who provided services to our Company for 12 months.
(2)	The calculation of the lowest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council excludes members who provided services to our Company for less than 12 months in the year.

Highest, Lowest and Average Individual Compensation for the Year Ended December 31, 2021

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
	(in R$, when applicable)
Number of members	9.67	2.83	2.0
Number of compensated members	8.67	2.83	2.0
Highest compensation (R$)(1)	25,722,978	9,329,083	156,000

Lowest compensation (R$)(2)	53,005	911,422	138,000
Average compensation	2,634,488	5,451,258	147,000

_________________

(1)	The highest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council was received by members who provided services to our Company for 12 months.
(2)	The calculation of the lowest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council excludes members who provided services to our Company for less than 12 months.

Highest, Lowest and Average Individual Compensation for the Year Ended December 31, 2022

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
Number of members	12	4	3
Number of compensated members	11	4	3
Highest compensation (R$)(1)	15,775,840	43,161,132	156,000
Lowest compensation (R$)(2)	4,989,098	224,640	138,000
Average compensation (R$)	6,324,976	5,422,792	144,000

_________________

(1)	The highest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council was received by members who provided services to our Company for 12 months.
(2)	The calculation of the lowest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council excludes members who provided services to our Company for less than 12 months.

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

Our board of directors is comprised of nine members elected by our shareholders, with three of those being independent directors. The term of office of all of our directors will expire in the first meeting of our board of directors to be held after the 2024 annual shareholder’s meeting which will approve the financial statements of the fiscal year of 2023. We are managed by our board of directors and by our board of executive officers. None of our directors and officers is party to an employment agreement providing for benefits upon termination of employment, except for those benefits provided by Brazilian labor law.

The board of executive officers shall consist of two to 14 members, shareholders or not, resident in Brazil, appointed and removed by the board of directors, being necessarily appointed one Chief Executive Officer, one Investor Relations Executive Officer and the others Vice Executive Officers and Officers. As of December 31, 2022, our board of executive officers was composed of four members.

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

The statutory audit committee holds meetings at least once every three months and its main duties, according to its internal rules, are: to analyze and monitor the quality and integrity of our quarterly information, financial statements and management report, to evaluate the effectiveness and sufficiency of our internal control structure and internal and independent audit processes, to evaluate and monitor, jointly with our management and internal audit systems, to evaluate and monitor, together with our management and internal audit systems, the adequacy of the policies of the Company, including the policy of related party transactions, to evaluate and monitor our exposure to risk, to propose the appointment of independent auditors as well as their replacement, and to prepare the annual report, to be presented jointly with the financial statements, including, at least, the following information: (i) activities carried out in the period, the results and conclusions reached; (ii) evaluation of the effectiveness of the internal control and risk management systems; (iii) description of the recommendations presented to our management and evidence of their implementation; (iv) evaluation of the effectiveness of the independent and internal audits; (v) evaluation of the quality of the financial, internal control and risk management reports; and (vi) any situations in which there is any significant divergence between our management, the independent auditors and the committee in relation to our financial statements.

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

The following members were appointed by our board of directors to our statutory audit committee:

Name	Position	First Year Elected	Date of Birth
Eleazar de Carvalho Filho(1)	Coordinator and Member(2)	2014	July 26, 1957
Gisélia da Silva	Member	2018	December 30, 1961
Renan Bergmann	Member	2018	February 16, 1954
Fernando Dal-Ri Múrcia	Member	2020	July 16, 1977
Christophe José Hidalgo	Member	2020	October 25, 1967

_________________

(1)	Independent member of board of directors.
(2)	The role of the coordinator of the statutory audit committee is provided for in CVM Resolution No. 23, of February 25, 2021. His responsibilities are to chair the meetings, represent the committee to our administrative bodies and enforce the provisions of the internal regulation.

Mr. Eleazar de Carvalho Filho. Please see “—6A. Directors and Senior Management—Board of Directors” for Mr. Carvalho’s biography.

Ms. Gisélia da Silva holds a law degree from the Pontíficia Universidade Católica in the state of Rio Grande do Sul (PUC-RS), an MBA in marketing from Escola Superior de Propaganda e Marketing in the state of São Paulo (ESPM-SP), an L.L.M. degree in corporate law from Insper, in the city of São Paulo, a Post-MBA in Advanced Boardroom Program for Women from Saint Paul Business School, in the city of São Paulo, and the Columbia University, in the city of New York, in addition to a corporate director certificate awarded by Harvard Business School. She worked for more than 18 years for the CPFL Energia group, having held the positions of institutional relations advisor, corporate law manager and head of the corporate governance advisory area. She is a member of the board of directors and law committees of the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa - IBGC), as well as an independent member of the management committee of the Integra Rating of governance in sports. She was an independent member of the board of directors of Eletronorte and CGT Eletrosul from 2018 to 2023, a member of the audit committee of Via from 2018 to 2019, and an alternate member of the fiscal council of SABESP, from 2020 to 2021. Ms. Silva is the founding partner of GIS DS, a consulting firm specialized in integrity culture and corporate governance.

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

We have a Related Party Transactions Policy which requires that such transactions be conducted at arm’s length and in the interest of the Company. This policy also establishes the corporate body responsible for approving related party transactions. Our human resources and corporate governance committee is responsible for, among other things, reviewing whether the procedures set forth in the Related Party Transactions Policy are followed. Additionally, if the related party transaction exceeds the amount of R$25 million, our human resources and corporate governance committee must analyze the transaction and recommend it for final approval by our board of directors.

As of the date of this annual report, our human resources and corporate governance committee is composed of Christophe José Hidalgo, Arnaud Daniel Charles Walter Joachim Strasser, Luiz Augusto de Castro Neves and Rafael Sirotsky Russowsky.

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

As of the date of this annual report, our financial committee is composed of Eleazar de Carvalho Filho, Arnaud Daniel Charles Walter Joachim Strasser, Hervé Daudin and Renan Bergmann.

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

As of the date of this annual report, our sustainability and diversity committee is composed of Luiz Augusto Castro Neves, Arnaud Daniel Charles Walter Joachim Strasser, Rafael Sirotsky Russowsky, Helio Mattar and Marcelo Pimentel.

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

As of the date of this annual report, our innovation and digital transformation committee is composed of Christophe Hidalgo, Rafael Sirotsky Russowsky, Marcelo Pimentel and Alberto Serrentino.

Mr. Alberto Serrentino holds a bachelor’s degree in economics from the Federal University of Bahia (Universidade Federal da Bahia – UFBA). He is a consultant with more than 30 years of experience in the retail industry, having led over 190 projects for companies headquarted in Brazil and abroad. He is a member of boards of directors and committees of various companies. He is also the vice-president and member of the decision-making committee of the Brazilian Retail Society (Sociedade Brasileira de Varejo e Consumo) and the founder of Varese Retail, a retail strategy and digital transformation company. Mr. Serrentino is a professor of the specialization in retail of the University of São Paulo (USP)/Luiz de Queiroz Superior Agriculture School (ESALQ) and was a visiting professor of the Getúlio Vargas Foundation (Fundação Getúlio Vargas - FGV). He was the only Latin American individual to be nominated Top Retail Influencer by Rethink Retail.

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

At our shareholders’ meeting held on April 26, 2023, our shareholders decided not to install a fiscal council.

6D. Employees

As of December 31, 2022, we had 37,325 employees (calculated on a full-time employee equivalent basis) located in Brazil. In Brazil, in 2022, over 39% of leadership positions were occupied by women and we experienced an increase of 0.3 p.p. in the percentage of persons with disabilities, when compared to 2021.

Virtually all of our employees are covered by union agreements. The agreements are renegotiated annually as part of industry wide negotiations between a management group representing the major participants in the retail food industry, including our management, and unions representing employees in the retail food industry. We believe we compensate our employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover, including a retention program for key management. For more information on the risks relating to the inability of attracting or retaining key employees, see, “Item 3. Key Information—3D. Risk Factors—Risks Relating to our Industry and Us—We may be unable to attract or retain key personnel.” Our management believes that our relations with our employees and their unions are good.

The following table sets forth the number of our employees in Brazil as of December 31, 2022, 2021 and 2020:

	As of December 31,(1)
	2022	2021	2020
Operational	34,855	47,411	49,915
Administrative	2,470	3,104	3,153
Total	37,325	50,515	53,068

_________________

(1)	Based on the average of the full-time equivalent number of employees, which is the product of the number of employees (full- and part-time) and the ratio of the average monthly hours of all retail employees to the average monthly hours of all full-time employees. The numbers in the table are related to our continuing operations in 2022, 2021 and 2020.

6E. Share Ownership

As of July 31, 2023, members of our board of executive officers directly owned an aggregate amount of 9,871 common shares while the members of our board of directors directly held an aggregate amount of 62,110 common shares. As of the same date, none of our executive officers nor directors held directly, individually, more than 1% of our outstanding common shares. For more information on direct share ownership of our board members, see “Item 7. Major Shareholders and Related Party Transactions—7A. Major Shareholders.” As of December 31, 2022, our management and some of our employees also owned options to purchase an aggregate amount of 3,038,000 common shares at a per-share weighted average purchase price of R$8.46. For more information on our Stock Option Plan, see “—6B. Compensation—Employee Stock Option Plan” and note 24(d) to our financial statements as of and for the year ended December 31, 2022, included elsewhere in this annual report.

On February 14, 2020, B3 approved our migration from the Level 1 listing segment to the Novo Mercado listing segment of B3, the highest level of corporate governance practices of B3. According to the Novo Mercado requirements, on February 28, 2020, all of our then outstanding preferred shares were converted into common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our capital stock as of June 30, 2023, by each person known by us to beneficially own 5% or more of our common shares and our directors and officers as a group.

Shareholder	Common Shares
	Number	%
Segisor S.A.S.(1)	99,619,228	36.88
Casino(1)	2	0.00
Geant International B.V.(1)	10,275,742	3.80
Helicco Participações Ltda.(1)	581,600	0.22
BTG Pactual	14,197,600	5.26
Nuveen LLC	14,217,060	5.26

Jean-Charles Naouri	1	0.00
Directors and Officers(2)	71,981	0.03
Treasury shares	159,689	0.06
Others	131,016,166	48.50
Total	270,139,069	100

_________________

(1)	Segisor S.A.S. is a wholly-owned subsidiary of Casino. Wilkes Participações S.A., Segisor S.A.S., Casino, King LLC, Geant International B.V. and Helicco Participações Ltda. are part of the Casino Group.
(2)	Refers to common shares that our board of directors and board of executive officers own directly.

As of June 30, 2023, we had 50,503 record holders in Brazil. On June 30, 2023, 33,315,393 of our common shares were held in the form of ADSs, representing 12.33% of the total of our common shares.

As of April 30, 2023, the Casino Group was the beneficial owner of 40.9% of the total capital stock of CBD.

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

We have a Related Party Transactions Policy which requires that related party transactions be at arm’s length, according to the usual trading conditions of the market, and in the best interest of the Company. This policy also establishes the corporate body responsible for approving related party transactions. Until February 14, 2020, our statutory audit committee was responsible for, among other things, reviewing whether the procedures set forth in the Related Party Transactions Policy are followed. As a result of our migration to the Novo Mercado listing segment, the corporate governance and human resource committee assumed the responsibility of reviewing all of our related party transactions.

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

Agreements with Casino Group

Cost Sharing Agreement

On August 1, 2014, as amended on October 30, 2014 and October 28, 2020, we entered into a cost sharing agreement with Casino, Euris, Helicco Participações Ltda. Wilkes Participações S.A. and Sendas Group (all

companies controlled by the Casino Group), pursuant to which we agreed to reimburse them (Casino Group) for expenses incurred by their employees in connection with activities involving the transfer of “know-how” to CBD to support its development. The activities involve administrative, financial, advertising, strategic, planning and budgeting aspects, among others. On August 1, 2016, we also entered into a joinder agreement (substantially in the form of the schedule attached to the cost sharing agreement) with Casino Services SAS (a company controlled by the Casino Group), pursuant to which Casino Services SAS adhered to the cost sharing agreement. For the year ended December 31, 2022, we paid R$33.0 million under the cost sharing agreement.

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

Agreements with Éxito

Cost Reimbursement Agreements

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

Our cost reimbursement agreements with Éxito were terminated as of January 1, 2023.

Trademark Assignment Agreement

On March 1, 2023, we entered into an agreement with Éxito pursuant to which we assigned the trademark registrations of Taeq in Colombia, Uruguay, Venezuela and Peru, including all rights to use and assign the trademark registrations in these countries, to Éxito, for US$1.1 million. The assignment agreement also provided Éxito with the right to register Taeq’s trademarks in all countries of South and Central America, except for Brazil.

Agreements with GY

Energy Efficiency Framework Agreement

On May 8, 2015, as amended on April 6, 2016, December 7, 2018, December 31, 2019 and January 7, 2020, we entered into an agreement with GreenYellow do Brasil Energia e Serviços Ltda., or GY, a Brazilian company in which Casino holds a 15% equity participation, pursuant to which GY provided for the installation of equipment and rendering of energy efficient solutions services at our Extra and Pão de Açúcar stores. The equipment and the services provided by GY were aimed at reducing the amount of energy used by our stores. We pay as consideration for the equipment an annual amount according to a payment method that is similar to a lease. For the rendering of services, GY is remunerated according to a formula based on the energy savings generated at each store. The duration of the individual agreements entered into under the framework agreement vary from two to 13 years.

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

Penalties Relating to Agreements with GY

The Real Estate Assignment Transaction and our decision to discontinue the operations of the Extra Hiper banner significantly reduced the scope and materiality of our agreements with GY. As a result, we decided to terminate certain of these agreements thereby giving rise to contractual penalties of R$180 million to be paid by us to GY. As of December 31, 2022, these penalties had been fully paid.

For more information on the Extra Hiper Asset Sale and the discontinuation of the Extra Hiper banner, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Discontinued Operations for the Year Ending December 31, 2022—Extra Hiper Stores” and “—Extra Hiper Asset Sale.”

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

Intercompany Arrangements

All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and Sendas, on the other hand, will be terminated effective as of completion of the Sendas Spin-off, except for specified agreements and arrangements that are intended to survive completion of the Sendas Spin-Off that are either transactional in nature, at arm’s length or depend on a transitional period due to its complexity.

Representations and Warranties

We and Sendas each provide customary warranties as to our respective capacity to enter into the Separation Agreement. Except as expressly set forth in the Separation Agreement or any ancillary agreement, neither we nor Sendas will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the Sendas Spin-Off, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the Sendas Spin-off.

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

Other Matters

Other matters governed by the Separation Agreement include, without limitation, insurance arrangements, confidentiality, data protection, mutual assistance and information exchange after completion of the Spin-off, treatment and replacement of cross-guarantees, conduct of litigation and tax matters after the Sendas Spin-off, and transfer of and post-Sendas Spin-Off access to certain books and records.

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

Extra Hiper Asset Sale

In line with our strategy of focusing on the premium supermarket and proximity store segments, we decided to discontinue our hypermarket business. As part of that goal, in late 2021, the boards of directors of CBD and Sendas approved the Extra Hiper Asset Sale.

For more information on the Extra Hiper Discontinued Operations and the Extra Hiper Asset Sale, see “Explanatory Note—Extra Hiper Discontinued Operations.” For more information on the effects of the Extra Hiper Discontinued Operations on our audited consolidated financial statements, see notes 1.1 and 33(b) to our audited consolidated financial statements.

Agreement with Stix Fidelidade

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

For more information regarding our related party transactions, see note 11 to our audited consolidated financial statements.

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

Based on the advice of our external legal counsel, we have identified and made provisions for the following probable losses that may result from legal proceedings to which we are a party:

	As of December 31,
	2022	2021	2020
	(in millions of R$)
Tax claims	1,761	845	937
Labor claims	668	361	303
Civil and other claims	200	236	145
Total accrued liabilities for legal proceedings	2,629	1,442	1,385

For more information on our legal proceedings, see note 21 to our audited consolidated financial statements.

Tax-Related Claims

Tax-related claims are indexed to the SELIC rate, which in annual terms was 2.00% on December 31, 2020, and 9.15% on December 31, 2021, 13.75% on December 31, 2022, and are also subject, in certain cases, to fines. We have made provisions for interest charges and fines, when applicable.

In addition, tax claims are subject to monthly indexing, which involves adjusting the amount of provisions for litigation in accordance with the indexing rates used by each tax jurisdiction. The indexing is required by law for all tax amounts, including the provision for judicial deposits.

We have tax claims that were deemed probable losses by our legal counsel, including: (i) a 2011 disagreement regarding the non-application of Accident Prevention Factor (Fator Acidentário de Prevenção), or FAP, in contributions to our employees; (ii) the use of allegedly undue tax credits; (iii) non-payment of social charges on benefits granted to our employees, due to an unfavorable decision of the STF; (iv) IPI requirement on resale of imported products; (v) discussions related to the municipal property tax (Imposto Predial e Territorial Urbano), or IPTU; (vi) other less relevant issues. The amount we provisioned for these matters as of December 31, 2022, was R$380 million (R$437 million as of December 31, 2021).

Additionally, we are party to some proceedings before the São Paulo state tax authorities, which discuss ancillary state tax obligations in the context of the refund of ICMS due to tax substitution. Considering recent court decisions, we recorded a provision for this matter amounting to R$329 million as of December 31, 2022 (R$292 million as of December 31, 2021), representing the estimate of probable loss evaluated by our management on these proceedings.

The Company is also a party to proceedings before the São Paulo state tax authorities related to the treatment of energy credits for purposes of ICMS. After a recent STF ruling that decided for the absence of constitutional grounds to discuss this matter, we recorded a provision amounting to R$285 million as of December 31, 2022 (R$0 as of December 31, 2021), representing the estimate of probable loss evaluated by our management on these proceedings.

We discussed in court our eligibility to not pay Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo de Serviço), or FGTS, contributions, as provided by Supplementary Law 110/01. As of December 31, 2022, the amount involved in this proceeding was R$51 million (R$51 million as of December 31, 2021).

Non-Payment of Social Contribution on Net Profits

In 1992, we obtained a final and unappealable decision allowing us not to pay CSLL on the basis that CSLL was deemed unconstitutional. As a result, all of our tax proceedings related to the non-payment of CSLL were deemed to have a remote probability of loss and we did not record any provisions related to these tax proceedings.

In 2007, the STF ruled in a direct action of unconstitutionality (ação direta de inconstitucionalidade) (ADI No. 15) that the CSLL was constitutional. However, the STF did not, on that occasion, decide on whether the entities that had obtained prior final and unappealable decisions allowing for the non-payment of CSLL were subject to the 2007 ruling and, if so, as from which date the payment of CSLL was due.

On February 9, 2023, the STF decided that its 2007 ruling was applicable to companies that had obtained prior final and unappealable decisions allowing for the non-payment of CSLL, such as us, and further decided that the effects of this decision would retroact to the date of the 2007 ruling. The decision of February 9, 2023, is subject to appeal.

As a result, we have: (i) revised the probability of loss in legal proceedings against us regarding non-payment of CSLL and the amounts of CSLL not paid in the last five years from remote to probable; (ii) recorded provisions in the amount of R$600 million related to such proceedings in our balance sheet as of December 31, 2022; (iii) recorded deferred tax credits from negative basis, temporary differences and taxes on profits abroad of R$312 million. Consequently, our total net CSLL expense for the year ended December 31, 2022, was R$288 million, of which R$180 million were originated from continued operations and R$108 million were originated from discontinued operations.

The STF’s decision has automatically increased by 9% the tax rate levied on net profits. For additional information regarding the impacts of the STF’s decision on our tax rate levied on net profits and our results of operations, see notes 20 and 21 to our audited consolidated financial statements.

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

On March 15, 2017, the STF ruled that ICMS must be excluded from the calculation basis of PIS and COFINS, in line with our request. The Attorney General's Office of the National Treasury (Procuradoria Geral da Fazenda Nacional), appealed against this decision.

In 2019, our subsidiaries recorded credits in the amount of R$382 million, of which R$198 million was recorded in our financial result, in accordance with the final and unappealable decisions rendered in the respective proceedings.

On October 29, 2020, we obtained a favorable decision in a lawsuit related to the exclusion of ICMS from the calculation basis of PIS and COFINS, which resulted in the recording of a tax credit in the amount of R$1,609 million, of which R$613 million was recorded in financial result, net of provisions for installments that may be considered non-realizable. Further, in 2021, as a result of certain judicial decisions issued in that year, we reassessed the tax credit, based on the opinion of our legal counsel, reversing part of the provisions previously recorded in the amount of R$280 million (R$109 million of which was recorded in the financial result). The offsetting of this tax credit is subject to certain administrative proceedings filed with the Brazilian tax authorities and we expect to realize it within seven years.

Via obtained a similar favorable decision in May 2020, resulting in Via recording a tax credit. We believe that we are entitled to be reimbursed for this tax credit, according to the terms of our association agreement with the Klein family in the transaction that created Via. For more information on reimbursements rights under our association agreement with the Klein family and reimbursements that are entitled to receive from Via, see “Item 4. Information on the Company—Item 4A. History and Development of the Company—Changes in Our Business—Indemnity with the Klein Family.”

On September 6, 2022, we obtained a favorable decision in a claim related to the exclusion of ICMS from the calculation basis of PIS and COFINS, which was decided separately from other proceedings of the same subject. Due to the favorable decision, we recorded a tax credit in the amount of R$106 million (R$71 million of which was recorded in the financial result).

Legal Proceedings Related to Sendas Compensation Liability

We are liable for Sendas legal proceedings prior to the Sendas Spin-off. As of December 31, 2022, the total amount provisioned under these legal proceedings was R$24 million, of which R$3 million consisted in tax proceedings, R$12 million consisted of labor proceedings and R$9 million consisted in civil proceedings. For more information on our tax-related claims, see note 21 to our audited consolidated financial statements.

Labor Claims

We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of business. As of December 31, 2022, we recorded a provision of R$668 million

(R$361 million as of December 31, 2021) referring to lawsuits whose risk of loss was considered probable. Management, assisted by legal counsel, evaluates these claims recording provisions for losses when reasonably estimable and taking into account previous experience in relation to the amounts claimed.

Civil, Regulatory and Other Claims

We are defendants in civil lawsuits. Among these lawsuits, we highlight the following:

•	We have filed or are the defendants in various lawsuits requesting the review of lease amounts. In these lawsuits, the judge determines a provisional lease amount, which is then paid by the stores until the final lease amount is defined. The Company recognizes a provision for the difference between the original amount paid by the stores and the amounts requested by the opposing party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of a change to the lease paid by us. As of December 31, 2022, the provision for these lawsuits was R$46 million (R$100 million as of December 31, 2021) to which there are no judicial deposits.
•	We are party to lawsuits relating to penalties applied by municipal, state and federal regulatory agencies, including the Consumer Protection Agency (Procuradoria de Proteção e Defesa do Consumidor) and the National Institute of Metrology, Standardization and Industrial Quality (INMETRO), as well as discussions relating to the termination of agreements with our suppliers. As of December 31, 2022, we had provisions for these lawsuits in the amount R$83 million (R$56 million as of December 31, 2021).
•	The amount provisioned for the remaining civil jurisdiction matters as of December 31, 2022, was R$71 million (R$50 million as of December 31, 2021).

As of December 31, 2022, including the civil lawsuits mentioned above, we had provisions for civil, regulatory and other claims in the amount of R$200 million (R$236 million as of December 31, 2021).

Other Contingent Liabilities for Which There Are No Provisions

As of December 31, 2022, we were party to certain legal proceedings for which the probability of loss was deemed possible and, therefore, we have not recorded provisions for these proceedings. See note 21 to our audited consolidated financial statements for detailed information on these proceedings.

We are party to several tax-related legal proceedings with various governmental agencies related to social security charges under discussion with the National Institute of Social Security (Instituto Nacional de Seguridade Social), or INSS, corporate income tax (IRPJ), withholding income tax (Imposto de Renda Retido na Fonte), or IRRF, CSLL, COFINS, PIS, credits related to IPI, contribution tax on financial transactions (IOF), ICMS, municipal service tax (Imposto Sobre Serviços), or ISS, and IPTU. Also, we are party to legal proceedings for the compulsory renewal of lease agreements, and other civil and administrative proceedings involving authorities such as the Consumer Protection Foundation (Fundação de Proteção e Defesa do Consumidor - PROCON) and the National Institute of Metrology, Standardization and Industrial Quality (Instituto Nacional de Metrologia, Qualidade e Tecnologia – INMETRO) and the Brazilian Health Regulatory Agency (Agência Nacional de Vigilância Sanitária – ANVISA). As of December 31, 2022, the aggregate amount of the possible loss regarding these legal proceedings was R$14,459 million (R$12,123 million as of December 31, 2021).

We are party to tax proceedings related to goodwill tax deduction regarding corporate income tax (IRPJ) and CSLL, for the period from 2007 to 2013, for which we believe that we are entitled to be reimbursed by our current and former shareholders. As of December 31, 2022, the aggregate amount of the possible loss regarding these legal proceedings was R$1,922 million (R$1,467 million as of December 31, 2021).

Globex (which later changed its corporate name to Via) is a defendant in tax legal proceeding relating to ICMS, PIS and COFINS discussions, among others. As per the terms of the public auction to acquire Globex’s shares in 2009, we are liable for the losses relating to the legal proceedings of Globex prior to its acquisition by Via. On June 14, 2019, we sold all of our equity interest in Via, however, we remain liable for these legal proceedings. For more information on the transactions with Via that remained in effect, see “Item 4. Information on the Company—Item 4A. History and Development of the Company—Changes in Our Business—Sale of Home Appliances Operating Segment.” As of December 31, 2022, the amount under discussion in this tax proceeding was R$419 million (R$474 million as of December 31, 2021).

We are also party to other tax legal proceedings, including claims relating to the improper deduction of goodwill amortization. Pursuant to agreements we entered into with certain of our former and current shareholders, we believe we are entitled to receive an indemnification, which, as of December 31, 2022, we estimated to be in the amount of R$1,922 million (R$1,467 million as of December 31, 2021).

We are also liable for Sendas Distribuidora legal proceedings prior to the Sendas Spin-off for which we record no provisions. As of December 31, 2022, the total amount of these legal proceedings was R$1,352 million, of which R$1,309 million consisted of tax proceedings and R$ 43 million consisted of other proceedings.

We engage external counsels to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and, as of December 31, 2022, the estimated amount that will be paid in all lawsuits is approximately R$142 million (R$157 million as of December 31, 2021).

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

We may prepay dividends on a quarterly basis, subject to approval by our board of directors, at meetings held throughout the fiscal year. Nevertheless, at the end of each fiscal year, we pay our shareholders the minimum mandatory dividend, calculated in accordance with Brazilian corporate law. In case we decide to prepay dividends in a quarterly basis or otherwise, the amount prepaid shall be considered in the calculation of the mandatory dividend amount that must be paid at the end of each fiscal year.

In 2020, 2021 and 2022, our board of directors approved payments of interest on shareholders’ equity to our shareholders. The approved payments were charged to the minimum mandatory dividend related to the respective fiscal years. On June 15, 2020, we paid dividends in the amount of R$155.8 million to meet the minimum mandatory dividend for 2019, as required by Brazilian corporate law. As we did not prepay dividends in 2021, our shareholders approved the payment of interest on shareholders’ equity in the total amount of R$ 81.1 million at our annual shareholders’ meeting held on April 27, 2022.

According to our bylaws, declared dividends must be paid within the deadline informed at the meeting of our board of directors or our shareholders’ meeting that approved the dividend distribution.

For more information on our dividend policy, see “Item 10. Additional Information—10B. Memorandum and Articles of Association—Appropriation of Net Profits and Distribution of Dividends—Distribution of Dividends” and “—Interest on Shareholders’ Equity.”

History of Dividend Payments

On April 26, 2023, an annual shareholders’ meeting took place and since we recorded a loss for the year ended December 31, 2022, there was no distribution of dividends to our shareholders. The following table sets forth the distributions paid to holders of our common shares and preferred shares in the years ended December 31, 2022, 2021 and 2020:

Period	Description	First payment date	R$ per preferred share(1)	R$ per common share	Total amount of dividends and interest on shareholders’ equity
					(in R$ millions)
2019	Interest on shareholders’ equity	June 15, 2020	N/A	0.582024107	156(2)
2020	Interest on shareholders’ equity	June 15, 2021	N/A	1.701093954	456(1)
2020	Dividends	June 15, 2021	N/A	0.475788964	127
2021	Interest on shareholders’ equity	June, 15,2022	N/A	0.301301	81

_________________

(1)	On February 14, 2020, B3 approved our migration from the Level 1 listing segment to the Novo Mercado listing segment of B3. According to the Novo Mercado requirements, on February 28, 2020, all of our then outstanding preferred shares were converted into common shares and, on March 2, 2020, the trading of our common shares began on the Novo Mercado listing segment of the B3.
(2)	Such amounts represent the estimated gross amount of interest on shareholders’ equity, as certain shareholders are exempt withholding income tax.

Shareholders who are not residents of Brazil must generally register with the Central Bank to have dividends and/or interest on shareholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. For more information, see “Item 10. Additional Information—10D. Exchange Controls.” The common shares underlying the ADSs are held in Brazil by the Custodian, as agent for the depositary, the registered owner on the records of the Custodian for the common shares underlying the ADSs. As of the date of this annual report, the Custodian of our ADSs is Banco Itaú Corretora de Valores S.A.

Payments of cash dividends and distributions, if any, will be made in Brazilian reais to the Custodian on behalf of the depositary, which will then convert the payments from Brazilian reais into U.S. dollars and thereafter will cause the U.S. dollars to be delivered to the depositary for distribution to holders of ADSs as described above. In the event that the Custodian is unable to immediately convert the Brazilian reais received as dividends and/or interest on shareholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by any devaluation of the Brazilian real that occurs before the distributions are converted and remitted. For more information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Brazil—Exchange rate volatility may adversely affect the Brazilian economy and us.” Dividends and interest on shareholders’ equity in respect to the shares paid to shareholders, including holders of ADSs, are subject to the tax treatment outlined in “Item 10. Additional Information—10E. Taxation—Brazilian Tax Considerations.”

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

10A. Share Capital

As of December 31, 2022, our subscribed and paid-up capital was represented by 270,139,069 (two hundred and seventy million, one hundred and thirty-nine thousand, sixty nine) common shares, with no par value.

As a result of our migration to the Novo Mercado listing segment of B3, on February 28, 2020, we converted all of our preferred shares into common shares. For more information on the conversion of our preferred shares into common shares, see “Item 9. The Offer and Listing—9A. Offer and Listing Details.”

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

Pursuant to our bylaws and our B3 listing agreement in connection with the listing of our common shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian corporate law provide that holders of our common shares are entitled to dividends or other distributions made in respect of our common shares ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. See “––Appropriation of Net Profits and Distribution of Dividends—Interest on Shareholders’ Equity” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon our liquidation, holders of our common shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. Holders of our common shares are not obligated to subscribe to future capital increases and are generally entitled to preemptive rights to subscribe for new shares as provided by the Brazilian corporate law. See “––Preemptive Rights on Increases in Share Capital.”

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

According to our bylaws, declared dividends must be paid within the deadline informed at the meeting of our board of directors or our shareholders’ meeting that approved the dividend distribution. The amount is subject to monetary restatement, if so, determined by our board of directors.

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

In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any of our assets, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, we are required to be represented either: (i) jointly by two executive officers; (ii) by two attorneys-in-fact; (iii) by one executive officer and one attorney-in-fact; and the attorney-in-fact duly appointed by two executive officers.

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

CVM Resolution No. 70 allows the minimum required voting capital percentage for the election of a member and an alternate to the fiscal council of a publicly-held company to be reduced from 10% to 2% depending on the company’s capital stock. Considering our capital stock, shareholders representing 2% of our voting capital are allowed to request to elect one member and an alternate member to our fiscal council. According to the Brazilian corporate law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

•	the right to participate in the distribution of profits;
•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the Company;
•	preemptive rights in the event of the issuance of shares, convertible debentures or warrants, except in certain specific circumstances under Brazilian corporate law described under “—Preemptive Rights on Increases in Share Capital”;
•	the right to supervise our management in accordance with the provisions of the Brazilian corporate law; and
•	the right to withdraw from the Company in the cases specified in the Brazilian corporate law, which are described under “— Redemption and Withdrawal Rights.”

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

Our annual and extraordinary shareholders’ meeting took place on April 26, 2023. The agenda for the meeting included: (i) review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2022; and (ii)  determination of the annual global compensation of the members of our (a) management (including the board of directors and board of executive officers) and (b) fiscal council, in case the shareholders request its continued installation.

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

Transfer of shares by a foreign investor is made in the same way and is requested by the investor’s local agent on the investor’s behalf. If the original investment is registered with the Central Bank pursuant to CMN Resolution 4,373, the foreign investor should also seek amendment of the electronic registration to reflect the new ownership through its local agent, if necessary.

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

Extra Hiper Asset Sale Related to Extra Hiper Stores

In line with our strategy of focusing on the premium supermarket and proximity store segments, we decided to discontinue our hypermarket business, operated under the Extra Hiper banner. As part of that goal, in late 2021, the boards of directors of CBD and Sendas approved the Extra Hiper Asset Sale.

For more information on the Extra Hiper Discontinued Operations and the Extra Hiper Asset Sale, see “Explanatory Note—Extra Hiper Discontinued Operations.”

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

Investors residing outside Brazil may either register their investments in securities in Brazil, (i) as a foreign direct investment under CMN Resolution No. 3,844; or (ii) as a portfolio investment under CMN Resolution No. 4,373, and CVM Resolution No. 13, dated November 18, 2020. Foreign investors, regardless of whether their investments are made as direct investments or portfolio investments, must be enrolled with the Brazilian Federal Revenue. The registration process is undertaken by financial institution or by an institution authorized to operate by the Brazilian Central Bank as the investor’s legal representative in Brazil. Any foreign investor must also be registered under the Brazilian Federal Revenue, pursuant to RFB Normative Instruction No. 2119, of December 6, 2022.

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

This summary is based upon federal tax laws of Brazil and the federal income tax laws of the United States in effect as of the date hereof, which are subject to change and differing interpretations possibly with retroactive effect. This summary is also based upon the representations of the depositary and on the assumption that each obligation in the Amended and Restated Deposit Agreement, dated as of May 28, 1997, last amended on November 29, 2021, as amended from time to time, or the Deposit Agreement, among us, JP Morgan Chase Bank, N.A., as the depositary and the owners from time to time of ADRs, and any related documents, will be performed in accordance with its terms.

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

The tax consequences described below do not take into account double tax treaties entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or locality/municipality of Brazil, except if otherwise stated herein.

Although there is currently no double tax treaty between Brazil and the United States, the tax authorities of the two jurisdictions countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a double tax treaty will enter into force or how such a treaty would affect a U.S. holder of our common shares or ADSs.

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

Law No. 11,638, dated December 28, 2007, or Law No. 11,638, significantly changed the Brazilian corporate law in order to align Brazilian generally accepted accounting principles with IFRS. Nonetheless, Law No. 11,941, dated May 27, 2009, introduced the Transitory Tax Regime, or RTT, in order to render neutral, from a tax perspective, all the changes provided by Law No. 11,638. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria that were effective on December 31, 2007.

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

In order to mitigate potential disputes on the subject, Law No. 12,973, dated May 13, 2014, or Law No. 12,973, in addition to revoking the RTT, introduced a new set of tax rules, or the New Brazilian Tax Regime, including new provisions with respect to Excess Dividends. Under these new provisions: (1) Excess Dividends related to profits assessed from 2008 to 2013 are exempt; (2) potential disputes remain concerning the Excess Dividends related specifically to 2014 profits, since Law No. 12,973 has not expressly excluded those amounts from taxation and Rule No. 1,492, issued by the Brazilian tax authorities on September 17, 2014, established that they are subject to taxation when distributed by companies which have not elected to apply the New Brazilian Tax Regime in 2014; and (3) as of 2015, as the New Brazilian Tax Regime is mandatory and has completely replaced the RTT, dividends calculated based on IFRS Profits should be considered fully exempt.

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

Capital Gains

Sale of Our ADSs

According to Section 26 of Law No. 10,833, dated December 29, 2003, or Law No. 10,833, capital gains earned on the disposal of assets located in Brazil by a Non-Resident Holder, whether to another Non-Resident Holder or to a Brazilian Resident Holder are subject to taxation in Brazil.

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

Upon receipt of the underlying common shares upon the cancellation of ADSs, a Non-Resident Holder may elect to register with the Central Bank such common shares as a foreign portfolio investment under Resolution No. 4,373, which will entitle them to the tax treatment described below.

Alternatively, a Non-Resident Holder is also entitled to register with the Central Bank such common shares as a foreign direct investment under Law No. 4,131, dated September 3, 1962, as amended, or Law No. 4,131 , in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not registered with CVM in accordance with the Central Bank Resolution No. 4,373, as described below.

Sale of Common Shares

Capital gains assessed by a Non-Resident Holder on the disposition of common shares carried out on a Brazilian stock exchange are:

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

Any other gains assessed on a sale or disposition of common shares that is not carried out on a Brazilian stock exchange are subject to: (1) income tax at a rate ranging from 15.0% up to 22.5% when realized by a Non-Resident Holder that (A) has registered its investment as a foreign direct investment under Law No. 4,131, or a Law No. 4,131 Holder; and (B) is not resident or domiciled in a Low or Nil Tax Jurisdiction; and (2) income tax at a rate of 25.0% when realized by a Law No. 4,131 Holder that is domiciled or resident in a Low or Nil Tax Jurisdiction. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, a WHT of 0.005% on the sale value will also apply and can be used to offset the income tax due on the capital gain.

Under Brazilian legislation, there are legal grounds to support that the disposition of shares of a Brazilian entity by a 4,373 Holder outside the Brazilian stock exchange should be subject to a rate of 15.0%. This is mainly because Section 81 of Law No. 8,981, dated January 20, 1995, as extended by Section 16 of Provisional Measure 2,189-49/01, provides for a Special Tax Regime to 4,373 Holders by means of which: (1) capital gains earned by 4,373 Holders are exempt, to the extent capital gains are considered to be the positive results obtained from transactions carried out on the stock exchange; and (2) in all other cases applies the taxation at the 15.0% WHT rate. Notwithstanding, Brazilian custodian agents usually do not accept this view and require the tax treatment applicable to Law No. 4,131 Holders (i.e., progressive WHT rates ranging from 15.0% up to 22.5%) on disposition of Brazilian assets carried out outside the stock exchange. There is a Ruling surrounding the matter, but it still leaves room for interpretation. Administrative and judicial precedents are inexistent.

Any exercise of preemptive rights relating to common shares or ADSs will not be subject to Brazilian WHT. Any gain on the sale or assignment of preemptive rights relating to common shares by the Depositary on behalf of holders of ADSs will be subject to Brazilian income tax according to the same rules applicable to the sale or disposal of common shares.

In the case of a redemption of common shares or a capital reduction by a Brazilian corporation, such as us, the positive difference between the amount actually received by a Non-Resident Holder and the acquisition cost of the common shares redeemed, including common shares underlying ADSs, is treated as a capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange, and is therefore subject to income tax at the specific rates detailed above, depending on the nature of the investment and the location of the investor.

As a general rule, gains realized as a result of the disposal of common shares, including the underlying ADSs, is the positive difference between the amount realized on the sale or exchange of the common shares and their acquisition cost. For investments carried out as foreign direct investment under Law No. 4,131, there is a controversy regarding the currency that should be considered for purposes of determining the capital gain realized by a 4131 Non-Resident Holder on a sale or disposition of shares in Brazil, more specifically, if such capital gain is to be determined in foreign or in local currency.

There is no assurance that the current preferential treatment for a Non-Resident Holder of ADSs and a 4,373 Holder of common shares will continue or that it will not change in the future.

Conversion of Common Shares into ADSs

The deposit of common shares into the ADS program and issuance of ADSs may subject a Non-Resident Holder to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign direct investment in common shares or, in the case of other market investors under Resolution No. 4,373, the acquisition cost of the common shares, as the case may be, is lower than:

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

Taxation of Distributions

Subject to the passive foreign investment company, or (“PFIC”), rules discussed below, the gross amount of any dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to the common shares or ADSs generally will be subject to U.S. federal income taxation as ordinary income. In general, distributions with respect to the common shares or ADSs (which includes (i) distributions of interest on shareholders’ equity under Brazilian law, (ii) amounts withheld in respect of Brazilian taxes and (iii) any additional amounts payable in respect of such withholding taxes, as described above under “—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity”), to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will constitute dividends for U.S. federal income tax purposes. If a distribution exceeds the amount of our current and accumulated earnings and profits, as so determined under U.S. federal income tax principles, the excess will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the common shares or ADSs, and thereafter as capital gain, which will be either long-term or short-term capital gain depending on whether the U.S. holder held the common shares or ADSs for more than one year. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. holders should assume that all distributions are made out of earnings and profits and constitute dividend income. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

Under current law, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a reduced rate if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States; (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date; and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. The ADSs are listed on the NYSE, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Moreover, as discussed below under “Passive Foreign Investment Company Rules,” we believe that we were not treated as a PFIC for U.S. federal income tax purposes in 2022, and do not expect to become a PFIC for our current taxable year. Additionally, dividends on ADSs will not be eligible for the dividends received deduction allowed to U.S. corporations.

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

Dividends paid by us generally will constitute foreign source “passive category” income and will be subject to various other limitations for U.S. foreign tax credit purposes. For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income. Subject to generally applicable limitations under U.S. federal income tax law, Brazilian income tax imposed or withheld on such dividends, if any, may be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election if it does not elect to claim a foreign tax credit for any foreign income taxes paid during the taxable year, any otherwise creditable foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income). In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax.

U.S. holders should be aware that the IRS has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian income tax on dividends could be affected by future actions that may be taken by the IRS. The rules with respect to the U.S. foreign tax credit are complex, U.S. regulations have imposed additional requirements that must be met for a foreign tax to be creditable and U.S. holders of common shares or ADSs are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Capital gains or losses, if any, realized by a U.S. holder on the sale, exchange or other taxable disposition of common shares or ADSs generally will be treated as U.S. source gains or losses for U.S. foreign tax credit purposes. If a Brazilian income tax is imposed on the sale or disposition of common shares, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian income tax. Under U.S. regulations, Brazilian withholding tax imposed on such U.S. source gain may not constitute a creditable tax. Moreover, even if the tax is a creditable tax, the U.S. holder may be unable to benefit unless the U.S. holder can apply the credit against U.S. federal income tax payable on other income from foreign sources from the relevant foreign tax basket. Alternatively, a U.S. holder may take a deduction for all otherwise creditable foreign income taxes paid during the taxable year if it does not elect to claim a foreign tax credit for any foreign taxes paid or accrued during the taxable year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of common shares or ADSs. A U.S. holder should consult its tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in its particular circumstance.

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

Further, because the determination of whether the common shares or ADSs constitute common shares of a PFIC will be based upon the composition of our income, assets and the nature of our business, which may differ substantially from previous taxable years due to the segregation of our business from that of Grupo Éxito, as well as a proportionate interest in the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance (and it is possible that the IRS could reach a contrary conclusion) that the common shares or ADSs will not be considered common shares of a PFIC for any fiscal year. If the common shares or ADSs were common shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC. If we are deemed to be a PFIC for a taxable year, dividends on our common shares or ADSs would not be “qualified dividend income” eligible for preferential rates of U.S. federal income taxation.

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

Market Risk

We are exposed to market risks from changes in foreign currency and interest rates. Market risk is the potential loss arising from adverse changes in market rates, such as foreign currency exchange rates and interest rates. For more information regarding derivative financial instruments and our foreign exchange and interest rate risk, see note 18 to our audited consolidated financial statements.

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

The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2022.

	Expected Maturity Date
	As of December 31, 2022
	2022	2023	2024	2025	There-after	Total	Borrowing Cost	Fair Value	Annual Average Interest Rate
	(in millions of R$)
Assets:
Cash and banks denominated in reais	178	-	-	-	-	178	-	178
Cash equivalents denominated in reais	3,573	-	-	-	-	3,573	-	3,573	101.38% of CDI
Total cash and cash equivalents	3,751	-	-	-	-	3,751	-	3,751

Liabilities:
Loans and financing
Floating rate, denominated in U.S. dollars(1)	290	171	-	-	-	461	-	461	(USD+ 2.12% per year) + (CDI + 1.70% per year)
Floating rate, denominated in reais	692	1,201	669	168	-	2,730	(7)	2,723	(CDI+ 1.87%per year) + (TR + 9.80% per year)
Total loans and financing	386	1,724	1,690	327	324	4,451	(11)	4,439
Debentures floating rate, denominated in reais	31	-	1,080	1,081	520	2,711	(33)	2,679	(CDI + 1.71 per year)
Total liabilities	1,012	1,372	1,749	1,249	520	5,901	(40)	5,863

_________________

(1)	Originally U.S. dollar-denominated and swapped to CDI.

The following table presents historical data for interest rates relevant to our financial instrument in the last three years:

	As of December 31,
	2022	2021	2020
CDI(1)	13.65%	9.15%	1.90%

_________________

(1)	Annualized rate at the end of each period.

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

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency-denominated liabilities as of December 31, 2022, included debt denominated mainly in U.S. dollars. Our net foreign currency exposure to U.S. dollars (U.S. dollar-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was a debt of R$58 million as of December 31, 2022, compared to a debt of R$7 million as of December 31, 2021 and a debt of R$12 million as of December 31, 2020. Our net foreign currency exposure is represented by the debt due to import financing. Our cross-currency interest rate swaps partially hedge our exposure arising from our U.S. dollar-denominated debt.

The table below provides information on our debt outstanding as of December 31, 2022:

	Expected Maturity Date
	2022	2023	2024	2025	Thereafter	Total	Fair Value
	(in millions of R$)
Loans and financing
U.S. dollars(1)	289	171	-	-	-	461	461
Reais	692	1,201	669	168	-	2,730	2,730
Total loans and financing	719	1,215	669	168	-	2,771	2,771
Debentures and promissory note in reais	31	-	1,079	1,081	520	2,711	2,711
Total Debentures	31	-	1,079	1,081	520	2,711	2,711

_________________

(1)	Originally U.S. dollar-denominated and swapped to CDI.

Foreign currency swap contracts allow us to swap fixed rate U.S. dollar-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation. For more information regarding derivative financial instruments and our foreign exchange and interest rate risk, see note 18 to our audited consolidated financial statements. As of December 31, 2022, 2021 and 2020, the originally U.S. dollar-denominated debt totaled R$403 million, R$448 million and R$271 million, which were covered by floating rate swaps in reais, based on the CDI rate, has been treated on a combined basis as if these loans had been originally denominated in reais and accrued CDI. In addition, the swap agreements do not provide for collateral.

The table below provides information about our cross-currency interest rate swaps:

	Notional	Expected Maturity Date	2022	2021
Debt	(in millions)
U.S. dollars to reais	US$50	2023	(35)	(7)
U.S. dollars to reais	US$30	2024	(23)	-
Total			(58)	(7)

For more information on our cross-currency interest rate swaps, see note 18.4 to our audited consolidated financial statements.

Credit Risk

Cash and cash equivalents: in order to minimize our credit risk, we adopt investment policies at financial institutions approved by our Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.

Accounts receivable: large portion of the sales in our stores are paid with credit cards. Sales to customers using credit cards accounted for 44.6%, 47.2% and 46.5% of the consolidated net operating revenue in 2022, 2021 and 2020 for our retail segment, respectively. Credit risks related to credit card accounts receivable is minimized by the fact that we sell these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of credit card receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets to third parties. Additionally, we monitor the credit risk, mainly with regards to accounts receivable in the form of installment sales, through the background check for the concession of credit to customers and by the periodic analysis of the provision for losses.

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

Fees Incurred from January 1, 2022 until December 31, 2022

From January 1, 2022, until December 31, 2022, the Company received from J.P. Morgan Chase Bank N.A., as the depositary bank for our ADS program during that period, the amount of US$ 866.2 million (US$ 259.9 million of which were retained as withholding taxes) for the payment of continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of reimbursement of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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
(a)	Evaluation of Disclosure Controls and Procedures

Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit in compliance with the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms established by the SEC.

Based upon our management’s evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2022 due to the material weaknesses in our internal control over financial reporting described below. Our management completed additional procedures prior to filing this annual report, which allowed it to conclude that, notwithstanding these material weaknesses, our audited consolidated financial statements included in this report fairly present, in all material respects, our financial position, results of operations, capital structure, and cash flows as of the dates and for the periods presented, in conformity with IFRS, as issued by IASB.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintain adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with applicable generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures with the objective of (1) maintaining records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) providing reasonable assurance that transactions are recorded as needed in order to permit the preparation of financial statements in accordance with IFRS, and that the receipts and expenditures of the Company are only being made in accordance with appropriate authorization of our management and our board of directors; and (3) providing reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on our audited consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Accordingly, even these systems determined to be effective can only provide reasonable assurance with respect to the preparation and presentation of consolidated financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk of internal controls becoming inadequate due to changes in market conditions or deterioration of the level of compliance with policies or procedures relating to internal control over financial reporting.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria set forth in the 2013 Committee of Sponsoring Organizations of the Treadway Commission Internal Control-Integrated Framework (COSO Framework). Based on this assessment, considering the material weaknesses described below, our management concluded that our internal control over financial reporting was not effective as of December 31, 2022. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting which raises a reasonable possibility that a material misstatement in our consolidated financial statements will not be prevented or detected on a timely basis.

(1) Company´s inadequate entity level controls over reviewing and monitoring effectiveness of internal controls of Almacenes Exito S.A. and its subsidiaries (Grupo Éxito)

Our management’s monitoring controls were insufficient to timely identify and remediate deficiencies related to design, implementation or operation of certain internal controls and processes at Grupo Éxito.

(2) Insufficient trained resources resulting in an ineffective risk assessment process related to internal control over financial reporting for certain processes of Grupo Éxito

Our management did not have sufficiently trained resources at Grupo Éxito, which resulted in an ineffective risk assessment process related to internal control over financial reporting for certain processes. These processes that defined clear financial reporting objectives and evaluated risks, including risks related to specific changes that could materially impact Éxito’s system of internal control, resulting in additional material weaknesses related to:

•     Ineffective information and communication process that identified and assessed the source of controls necessary to ensure the reliability of information used in financial reporting. Consequently, all process-level manual and automated controls that depended on the accuracy and completeness of information were also deemed ineffective as they could have been adversely impacted;

•     Ineffective design, implementation and/or operation of process-level control activities related to the monthly adjustment of the difference between standard cost and actual cost for manufactured products in the context of the inventory process; and

•     Ineffective design, implementation and/or operation of process-level control activities over complex transactions.

These deficiencies resulted in immaterial misstatements in our audited consolidated financial statements as of and for the year ended December 31, 2022, which were corrected by our management. As there is a reasonable possibility that a material misstatement in the audited consolidated financial statements may not be prevented or detected on a timely basis, our management concluded that these deficiencies represent material weaknesses.

(c)	Attestation report of the independent registered accounting firm

Deloitte Touche Tohmatsu Auditores Independentes Ltda., the independent registered certified public accounting firm who audited the Company’s consolidated financial statements included in this annual report, issued a report on our internal control over financial reporting, which is included herein.

(d)	Changes in Internal Control over Financial Reporting

There were no other changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) other than the changes in internal controls over financial reporting described below, implemented during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, which are related to the implementation of the plan to remediate the material weaknesses identified in 2021.

Remediation of the Material Weaknesses identified as of December 31, 2021

We have previously disclosed material weaknesses in our annual report for the year ended December 31, 2021, relating to (1) Company’s inadequate entity level controls over reviewing and monitoring effectiveness of IT general controls and business processes controls of Grupo Éxito and (2) ineffective general information technology controls to support the information technology operating systems, database, and information technology applications of Grupo Éxito Colombia.

Throughout 2022, the following remedial procedures were implemented to address the aforementioned material weaknesses, which strengthened our monitoring of planning and execution of controls in earlier stages in the process, especially in the context of general information technology relating controls:

•     Implementation of periodic and timely assessment of operating effectiveness tests progress by our internal control’s team within the subsidiary;

•     Reperformance by the Company´s internal control team of a sample of tests of general information technology controls;

•     Improvement of the execution of controls by the subsidiary, performing tests in earlier stages in the process, especially in the context of information technology general controls;

•     Implementation of additional retention of evidence by subsidiary, increasing the completeness of the information; and

•     Improved segregation of the duties of analysis and execution by subsidiary.

Our management addressed the deficiencies that gave rise to material weaknesses in 2021 related to general information technology controls. However, the deficiencies related to the entity level monitoring controls remained as of December 31, 2022.

Planned Remedial actions over the material weaknesses identified as of December 31, 2022

We continue to evaluate, design and implement the appropriate remedial actions to address the material weaknesses identified in 2022 and described above, including the increase of oversight of our subsidiaries, additional staffing efforts to be able to appropriately assess the internal control risks related to Grupo Éxito’s operations. More robust risk assessment will allow Grupo Éxito’s management to design more effective controls over:

•     The accuracy and completeness of reports used to perform process-level manual and automated controls dependent upon the accuracy and completeness of information;

•     Inventory;

•     Accounting and disclosures for complex transactions; and

•     Any changes that could significantly impact Éxito’s system of internal controls.

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

A copy of our code of ethics has been filed as Exhibit 11.(a) to this annual report.

16C. Principal Accountant Fees and Services

Deloitte Touche Tohmatsu Auditores Independentes Ltda. (PCAOB ID: 1045) acted as our independent registered public accounting firm for the fiscal years ended December 31, 2022 and 2021. Ernst & Young Auditores Independentes S/S Ltda. (PCAOB ID: 1448) acted as our independent registered public accounting firm for the fiscal year ended December 31, 2020. The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2022 and 2021, including out-of-pocket expenses, and a breakdown of these amounts by category of service:

	2022	2021
	(in millions of R$)
Audit Fees	14.3	14.6
Audit–Related Fees	12.5	-
Tax Fees	-	-
All Other Fees	-	-
Total	26.9	14.6

_________________

(1)	Adjusted to reflect the total amount billed to us for services rendered only by the principal accountant.

Audit Fees

Audit fees are fees for the audit of our consolidated financial statements for the years of 2022 and 2021, the reviews of our quarterly financial information for the year with corresponding audit of our internal control over financial reporting for 2022 and 2021.

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

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

As a result of our migration to the Novo Mercado listing segment of B3, three shareholders, jointly holders of 6,474 of our preferred shares, exercised their withdrawal right. Therefore, according to article 45 of the Brazilian corporate law, these shareholders received a reimbursement of R$ 41.54 for each share, calculated pursuant to the net equity recorded in our financial statements for the year ended December 31, 2019, included elsewhere in this annual report. On February 10, 2020, we paid the total amount of R$0.3 million to these dissenting shareholders. The preferred shares were converted into common shares and are held in treasury by us. For more information on our migration to the Novo Mercado listing segment of B3, see “Item 10. Additional Information—10B. Memorandum and Articles of Association—Common Shares.”

16F. Removed and Reserved

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

Although we are not required under applicable Brazilian law, we have created a human resources and corporate governance committee to improve our corporate governance practices. The human resources and corporate governance committee is responsible for examining candidates and providing guidelines for the appointment of members for our board of directors, special committees and executive officers. For more information on our human resources and corporate governance committee, see “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Committees of the Board of Directors—Human Resources and Corporate Governance Committee.”

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

Under Brazilian corporate law, the total amount available for compensation for our directors and executive officers and for profit-sharing payments to our executive officers is set by our shareholders at the annual shareholders’ meeting. On the other hand, the board of directors, through the human resources and corporate governance committee, is responsible for recommending to the shareholders the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such recommendation, the board, through the human resources and corporate governance committee, reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation. For more information on our human resources and corporate governance committee, see “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Committees of the Board of Directors—Human Resources and Corporate Governance Committee.”

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

The audited consolidated financial statements, together with the Reports of Independent Registered Public Accounting Firms, are filed as part of this annual report.

ITEM 19.	EXHIBITS
Exhibit Number	Description
1.1	English translation of our Estatuto Social (bylaws), as amended.(1)
2.(a).1	Form of Fourth Amended and Restated Deposit Agreement, among us, JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, evidencing ADSs representing deposited Shares (defined therein).(2)
2.(a).2	Amended form of ADR (defined therein).(2)

2.(d)	Description of the registrant’s securities registered under Section 12 of the Exchange Act.(3)
4.(b).1	Cost Sharing Agreement, dated August 1, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada and Companhia Brasileira de Distribuição.(4)
4.(b).2	First Amendment to the Cost Sharing Agreement, dated October 30, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada, Companhia Brasileira de Distribuição and Euris.(4)
4.(b).3	Second Amendment to the Cost Sharing Agreement, dated October 28, 2020, by and among Casino Guichard Perrachon S.A., Casino Services SAS, Helicco Participações Ltda., Wilkes Participações S.A., Euris, Companhia Brasileira de Distribuição and Sendas Distribuidora S.A.(5)
4.(b).4	Wilkes Participações S.A. Shareholders’ Agreement, dated August 20, 2015, among Segisor S.A.S., Casino, Guichard-Perrachon S.A., Oregon LLC, Pincher LLC, Bengal I LLC and Almacenes Éxito S.A., and, as Intervening Parties, Wilkes Participações S.A., Companhia Brasileira de Distribuição and Onper Investments 2015, S.L.(6)
4.(b).5	Separation Agreement, dated as of December 14, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation)(7)
8.1	List of Subsidiaries. For information on our subsidiaries, see note 12 to our audited consolidated financial statements.
11.(a)	Code of Ethics, dated February 6, 2020.(8)
12.1	Section 302 Certification of the Chief Executive Officer.*
12.2	Section 302 Certification of the Chief Financial Officer.*
13.1	Section 906 Certification of the Chief Executive Officer.*
13.2	Section 906 Certification of the Chief Financial Officer.*

_________________

(1)	Incorporated herein by reference to our 6-K furnished on February 14, 2023.
(2)	Incorporated herein by reference from Post-Effective Amendment No. 1 to Form F-6 Registration Statement under the Securities Act of 1933 filed with the SEC on December 9, 2021.
(3)	Incorporated herein by reference to our annual report on Form 20-F filed on December 1, 2020.
(4)	Incorporated herein by reference to our annual report on Form 20-F filed on April 30, 2015.
(5)	Incorporated herein by reference to our 6-K/A furnished on May 16, 2022.
(6)	Incorporated herein by reference to our 6-K furnished on August 28, 2015.
(7)	Incorporated herein by reference to our annual report on Form 20-F filed on April 30, 2021.
(8)	Incorporated herein by reference to our 6-K furnished on February 18, 2020.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:	/s/ Marcelo Pimentel

Name: Marcelo Pimentel

Title: Chief Executive Officer

By:	/s/ Rafael Sirotsky Russowsky

Name: Rafael Sirotsky Russowsky

Title: Chief Financial Officer and Investor Relations Officer

Companhia Brasileira
de Distribuição

Consolidated Financial Statements as of December 31, 2022 and 2021 and for the Years Ended December 31, 2022, 2021 and 2020 and Reports of Independent Registered Public Accounting Firms

Companhia Brasileira de Distribuição Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2022, 2021 and 2020

Reports of Independent Registered Public Accounting Firms	F-3

Consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Companhia Brasileira de Distribuição

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Companhia Brasileira de Distribuição and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits and the report of the other auditors, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We did not audit the consolidated financial statements of Almacenes Éxito S.A. and its subsidiaries (“Éxito”), a subsidiary of the Company, as of and for the year ended December 31, 2022. The accompanying consolidated financial statements of the Company as of and for the year ended December 31, 2022, include R$19,602 million of total assets of Éxito, that are presented as part of assets held for sale and distribution as of December 31, 2022, and R$304 million of net income of Éxito that is presented as part of discontinued operations for the year ended December 31, 2022. The consolidated financial statements of Éxito as of and for the year ended December 31, 2022 were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Éxito, is based solely on the report of the other auditors.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 16, 2023, expressed an adverse opinion on the Company’s internal control over financial reporting based on our audit and the report of the other auditors.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of the other auditors provides a reasonable basis for our opinion.

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

Discontinued Operations - Discontinuation of Hypermarket Format and Planned Distribution of Subsidiary Éxito to Shareholders - Refer to notes 1.1, 1.2, 32 and 33 to the financial statements

Critical Audit Matter Description

During the year ended December 31, 2022, the Company completed its plan for the discontinuation of its hypermarket format that included the closure, sale or conversion of store locations previously operating under the Extra Hiper banner. The Company recorded a pre-tax net gain of R$1,564 million related to the plan during the year ended December 31, 2022, and the results of the Extra Hiper operations have been presented as discontinued operations in the consolidated statements of income for all periods presented.

Additionally, the Company disclosed plans for the divestiture of its subsidiary Éxito, which includes the distribution of approximately 83% of Éxito shares currently held by the Company to its shareholders. At December 31, 2022, the Company recorded R$20,809 million of total assets and R$11,261 million of total liabilities related to Éxito as held for distribution in its consolidated balance sheet. Beginning December 2022, the results of operations of Éxito have been presented as discontinued operations in the financial statements for all periods presented.

We identified the accounting for discontinued operations as a critical audit matter because of (i) the complexity and significance of the amounts involved; (ii) the significant judgments made by Management in determining the appropriate accounting treatment for the transaction as held-for-sale/distribution and the timing of recognition as discontinued operations, in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, as well as the amounts and timing of the accounting for associated gains, costs and expenses; and (iii) the non-routine process and judgements used by Management to compile historical financial data for discontinued operations presentation. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of Management’s accounting conclusions, and the related presentation and disclosure in the financial statements.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures included, among others:

•	We obtained an understanding, evaluated the design and implementation and tested the operating effectiveness of the relevant internal controls related to the identification and treatment of significant unusual transactions, including those specifically related to discontinued operations.
•	We evaluated the appropriateness of the application of the criteria for reporting assets and liabilities as held for sale/distribution and of discontinued operations, including Management’s judgements, by inspecting and discussing Management’s supporting documentation and technical accounting memorandum, reading of Board of Directors meeting minutes, reading and evaluating underlying contracts and other entity information, including evaluation for contrary evidence based on our understanding of the business.
•	We tested the net gain recognized in discontinued operations, including:
−	Testing the existence and valuation of cash proceeds.
−	Inspecting the related sale agreements to obtain an understanding of the assets and liabilities included in the scope of the sales transaction and testing the completeness and accuracy of the assets and liabilities included in the gain calculation on a sample basis by comparing amounts to the Company’s accounting records.
−	Testing the measurement, completeness and accuracy of costs and expenses related to the transaction.
−	Testing the tax effects of the sale.
•	With the assistance of our valuation specialists, we tested the valuation of the Éxito assets and liabilities held for distribution, including assessing the reasonableness of the Company’s valuation methodology and the significant assumptions used in determining fair value less costs to distribute.
•	We evaluated the presentation and disclosures, including earnings per share and cash flows in the financial statements.

Recoverability of ICMS and PIS/COFINS Tax Credits - Refer to note 10 to the financial statements

Critical Audit Matter Description

The Company had recoverable ICMS tax credits amounting to R$856 million and PIS/COFINS tax credits amounting to R$2,253 million, at December 31, 2022, whose recoverability depends on the generation of sufficient amounts of suitable taxes payable in the future. In assessing the recoverability of these tax credits, Management uses projections of revenues, costs and expenses, as well as other information used in estimating the timing and nature of the future amounts of taxes payable, which are based on estimates and assumptions as to future business performance and market conditions, as well as expectations as to applicable tax regulations.

Auditing the recoverability of these tax credits was considered especially challenging due to: (i) the magnitude of amounts involved; and (ii) the high degree of complexity involved in the Brazilian indirect tax legislation (both State and Federal) and in Management’s assessment process, which requires significant judgment by Management and includes significant assumptions in the estimation of the timing and amounts of future taxes payable that could be affected by future market or economic conditions and events.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures included, among others:

•	We obtained an understanding, evaluated the design and implementation and tested the operating effectiveness of relevant internal controls over Management’s assessment of the recoverability of these tax credits, including relevant internal controls over projections prepared by Management and approved by those charged with governance, used in the recoverability assessment.
•	We evaluated the significant assumptions used by Management in its recoverability assessment and tested the completeness and accuracy of the underlying data supporting the significant assumptions.
•	With the assistance of our tax specialists, we evaluated the application of tax laws and special tax regimes used in the recoverability assessment.
•	We tested the data used by Management in determining the recorded amounts for recoverable tax credits, comparing inputs to internal data and testing the accuracy and completeness of calculations.
•	We evaluated the related disclosures in the financial statements.

Provisions and Tax contingencies - Refer to note 21 to the financial statements

Critical Audit Matter Description

The Company and its subsidiaries are party to a significant number of administrative and legal proceedings arising from various tax claims and assessments. Based on the opinions and with the support of its internal and external legal counsel, Management assesses the likelihood of loss related to these tax claims and assessments, and records provisions when the likelihood of loss is assessed as probable and the amounts can be estimated. As of December 31, 2022, Management has recorded provisions in the amount of R$1,761 million.

Additional claims and assessments of R$12,459 million were outstanding as of December 31, 2022, for which no provision was recorded. The Company is also contingently liable under indemnification agreements for certain other tax claims and assessments of divested subsidiary operations, as well subject to be reimbursed from its controlling shareholders for certain tax assessment, totaling R$3,650 million, for which no provision was recorded. Management uses significant judgment in evaluating the merits of each claim and assessment and in evaluating the likelihood and potential amounts of loss, considering the complexity of the Brazilian tax environment and legislation, including existence and interpretation of applicable jurisprudence and case law.

Auditing Management’s assessment of the likelihood of loss on tax claims was considered especially challenging due to: (i) the complexity involved in the evaluation and interpretation of applicable tax legislation, case law, and applicable jurisprudence, which requires a high degree of judgment applied by Management and the assistance of the Company’s external counsel; (ii) the amounts involved and the significant estimate uncertainty related to the ultimate outcome and timing of court decisions; and (iii) the additional audit efforts, which include the involvement of our tax specialists.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures included, among others:

•	We obtained an understanding, evaluated the design and implementation, and tested the operating effectiveness of relevant internal controls over the identification and evaluation of tax claims and assessments, including the assumptions and technical merits of tax positions used in the evaluation of the likelihood of loss, as well as the processes to measure, record and disclose the amounts related to tax contingencies.
•	We read and obtained an understanding on indemnification agreements entered by the Company.
•	We tested the completeness of the tax contingencies subject to evaluation by the Company.
•	With the assistance of our tax specialists, we evaluated Management’s assessment of the likelihood and estimate of loss for a sample of material tax contingencies, which included:
−	Obtaining an understanding and evaluating Management’s judgments, the technical merits and documentation supporting Management’s assessment, including reading and evaluating tax opinions or other third-party tax advice obtained from the Company’s external tax and legal counsel.
−	Inspecting and evaluating the responses to external confirmations sent to key external tax and legal advisers of the Company.
−	Challenging Management’s assessment using our knowledge of, and experience with, the application of tax laws and developments in the applicable regulatory and tax environments.
−	Testing the assumptions, underlying data and accuracy of the calculation of the amounts related to recorded tax provisions and disclosed tax contingencies.
−	Obtaining written representations from executives of the Company.
•	We also evaluated the related disclosures in the financial statements.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

São Paulo, Brazil

August 16, 2023

We have served as the Company’s auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Companhia Brasileira de Distribuição

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Companhia Brasileira de Distribuição and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control -Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, based on our audit and the report of the other auditors, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We did not audit the effectiveness of internal control over financial reporting of Almacenes Éxito S.A. and its subsidiaries (“Éxito”), a subsidiary of the Company, as of December 31, 2022. The consolidated financial statements of the Company as of and for the year ended December 31, 2022, include R$19,602 million of total assets of Éxito, that are presented as part of assets held for sale and distribution as of December 31, 2022, and R$304 million of net income of Éxito that is presented as part of discontinued operations for the year ended December 31, 2022. The effectiveness of Éxito’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Éxito’s internal control over financial reporting, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, and our report dated August 16, 2023 expressed an unqualified opinion thereon, based on our audit and the report of the other auditors.

Basis for opinion

The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the audit of the other auditors provides a reasonable basis for our opinion.

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

Material weaknesses

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment.

•	Inadequate Company entity level controls over reviewing and monitoring the effectiveness of internal controls at Éxito to timely identify and remediate deficiencies related to design, implementation or operation of certain process and internal controls.
•	Insufficiently trained resources at Éxito resulting in an ineffective risk assessment process at the subsidiary level related to internal control over financial reporting for certain processes that defined clear financial reporting objectives and evaluated risks, including risks related to specific changes that could significantly impact the system of internal control, resulting in:

−	Ineffective information and communication process that identified and assessed the source of and controls necessary to ensure the reliability of information used in financial reporting. Therefore, all process-level manual and automated controls dependent upon the accuracy and completeness of information were also ineffective because they could have been adversely impacted.

−	Ineffective design, implementation or operation of process-level control activities related to the monthly adjustment for the difference between standard cost and actual cost for manufactured products within the inventory process.

−	Ineffective design, implementation or operation of process-level control activities over complex transactions.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements, as of and for the year ended December 31, 2022, of the Company, and this report does not affect our report on such financial statements.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

São Paulo, Brazil

August 16, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Companhia Brasileira de Distribuição

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows of Companhia Brasileira de Distribuição (the Company) for the year ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the Company’s results of its operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young Auditores Independentes S/S Ltda.

We served as the Company's auditor from 2017 to 2021.

São Paulo, Brazil

April 29, 2021

except for the effects of the discontinued operations described in notes 1.1, 1.2 and 33 as to which the date is August 16, 2023

Companhia Brasileira de Distribuição

Consolidated Statements of Income

Years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, except earnings per share)

		For the year ended December 31,
	Note	2022	2021	2020
			Note 2	Note 2
Continuing operations
Net operating revenue	25	17,321	16,298	16,796
Cost of sales	26	(13,019)	(11,942)	(11,939)
Gross profit		4,302	4,356	4,857
Operating expenses, net
Selling expenses	26	(2,699)	(2,572)	(2,809)
General and administrative expenses	26	(598)	(695)	(727)
Depreciation and amortization		(931)	(810)	(772)
Other operating expenses, net	27	(434)	(168)	343
Total operating expenses		(4,662)	(4,245)	(3,965)
Income (loss) from continuing operations		(360)	111	892

Financial expenses, net	28	(750)	(623)	(334)
Share of profit of associates	12	(205)	(58)	71

Income (loss) before income tax and social contribution		(1,315)	(570)	629

Income tax and social contribution	20	454	725	(318)

Net income (loss) for the year from continuing operations		(861)	155	311
Net income for the year from discontinued operations	33	857	805	2,015
Net income (loss) for the year		(4)	960	2,326

Net income (loss) for the year attributable to:
Controlling shareholders from continuing operations		(863)	158	322
Controlling shareholders from discontinued operations		691	644	1,857
Total of controlling shareholders		(172)	802	2,179

Non-controlling shareholders from continuing operations		2	(3)	(11)
Non-controlling shareholders from discontinued operations		166	161	158
Total of non-controlling shareholders		168	158	147
Total comprehensive income (loss) for the year		(4)	960	2,326

Earnings (loss) per share (R$/share) – controlling shareholders’	29
Basic
Basic earnings (loss) per share – continuing operations		(3.20372)	0.58803	1.20182
Basic earnings (loss) per share – discontinued operations		2.56521	2.39678	6.93101
Basic earnings (loss) per share – total		(0.63851)	2.98481	8.13283

Diluted
Diluted earnings (loss) per share – continuing operations		(3.20372)	0.58716	1.20008
Diluted earnings (loss) per share – discontinued operations		2.56521	2.39324	6.92096
Diluted earnings (loss) per share – total		(0.63851)	2.98040	8.12104

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Statements of Comprehensive Income (loss)

Years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais)

	For the year ended December 31,
	2022	2021	2020

Net income (loss) for the year	(4)	960	2,326
Other comprehensive income for the year
-Items that may be subsequently reclassified to the Statements of Income in subsequent periods:
Foreign currency translation	(2,930)	(1,405)	2,145
Others	6	(3)	17
Other comprehensive income (loss) for the year, net of income tax	(2,924)	(1,408)	2,162
Total comprehensive income (loss) for the year	(2,928)	(448)	4,488

Total comprehensive income attributable to:
Controlling shareholders	(2,498)	(316)	3,748
Non-controlling shareholders	(430)	(132)	740
Total comprehensive income for the year	(2,928)	(448)	4,488

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

December 31, 2022 and 2021

(In millions of Brazilian Reais)

		As of December 31,
	Note	2022	2021

Current assets
Cash and cash equivalents	6	3,751	8,274
Trade receivables, net	7	417	831
Other receivables	8	279	294
Inventories, net	9	2,046	5,257
Recoverable taxes	10	1,114	1,743
Dividends receivable		-	16
Derivative financial instruments	18.1	-	19
Other current assets		109	251
Total		7,716	16,685
Assets held for sale or distribution	32	20,843	1,187
Total current assets		28,559	17,872

Non-current assets
Trade receivables, net	7	-	1
Other receivables	8	727	558
Recoverable taxes	10	2,808	2,410
Derivative financial instruments	18.1	-	6
Deferred income tax and social contribution	20	922	581
Related parties	11	301	517
Restricted deposits for legal proceedings	21.7	759	731
Other non-current assets		100	162
Investments in associates	12	833	1,254
Investment properties	13	-	3,254
Property and equipment, net	14	6,844	16,344
Intangible assets, net	15	1,986	5,753
Total non-current assets		15,280	31,571
Total assets		43,839	49,443

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

December 31, 2022 and 2021

(In millions of Brazilian Reais)

		As of December 31,
	Note	2022	2021
Current liabilities

Trade payable, net	16	2,528	6,772
Trade payables – Agreements	16	595	3,306
Borrowings and financing	17	1,001	1,470
Lease liabilities	22	490	895
Payroll and related taxes		294	808
Taxes payable	19	363	580
Related parties	11	335	371
Dividends payable	24.3	1	112
Financing of property and equipment		112	182
Deferred revenue	23	156	383
Pass-through liabilities		-	15
Acquisition of non-controlling interest	18.3	-	701
Other current liabilities		385	893
Total		6,260	16,488
Liabilities related to assets held for sale or distribution	32	11,487	62
Total current liabilities		17,747	16,550

Non-current liabilities
Borrowings and financing	17	4,862	7,582
Lease liabilities	22	3,547	5,223
Deferred income tax and social contribution	20	-	935
Tax payable	19	55	153
Related parties	11	23	96
Provision for risk	21	2,629	1,442
Deferred revenues	23	97	65
Provision for losses on investment in associates	12	863	689
Other non-current liabilities		283	328
Total non-current liabilities		12,359	16,513

Shareholders’ equity	24
Share capital		5,861	5,859
Capital reserves		318	291
Earning reserves		7,238	6,925
Accumulated loss		(172)	-
Other comprehensive income		(1,752)	574
Total shareholders' equity		11,493	13,649
Non-controlling interest		2,240	2,731
Total shareholders’ equity		13,733	16,380
Total liabilities and shareholders’ equity		43,839	49,443

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais)

	Controlling Shareholders
		Capital reserves			Earnings reserves
	Share Capital	Other Reserves	Stock Options	Treasury Shares	Investment reserve	Legal	Retained earnings	Governmental incentive reserve		Accumulated earnings	Other comprehensive income	Total	Non-controlling interest	Total
Balance at December 31, 2019	6,857	7	440	(7)	2,916	556	6	58	-	-	107	10,940	2,608	13,548
Other comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-		2,179	-	2,179	147	2,326
Foreign currency translation	-	-	-	-	-	-	-	-		(16)	1,570	1,554	591	2,145
Others	-	-	-	-	-	-	-	-	-	-	15	15	2	17
Comprehensive income for the year	-	-	-	-	-	-	-	-		2,163	1,585	3,748	740	4,488

Capital increase (note 24)	9	-	-	-	-	-	-	-		-	-	9	-	9
Capital reduction (note 1.2)	(1,216)	(7)	(209)	-	-	-	-	-		-	-	(1,432)	-	(1,432)
Stock options granted (note 24)	-	-	26	-	-	-	-	-		-	-	26	-	26
Stock options granted to subsidiaries (note 24)	-	-	6	-	-	-	-	-		-	-	6	-	6
Appropriation of net income to legal reserve (note 24)	-	-	-	-	-	109	-	-		(109)	-	-	-	-
Appropriation of net income to other reserves (note 24)	-	-	-	-	1,528	-	-	9		(1,537)	-	-	-	-
Mandatory dividends (note 24.3)	-	-	-	-	-	-	-	-		(515)	-	(515)	-	(515)
Dividends paid to non-controlling interests (note 24.4)	-	-	-	-	-	-	-	-		-	-	-	(143)	(143)
Subsidiary PUT valuation Disco (note 18.3)	-	-	-	-	-	-	-	-		-	-	-	(102)	(102)
Hyperinflation adjustment on foreign investments	-	-	-	-	-	-	220	-		-	-	220	5	225
Fair value exchange of assets with subsidiary (note 1.2)	-	-	-	-	-	-	694	-		-	-	694	-	694
Others	-	-	-	-	-	-	1	-		(2)	-	(1)	4	3
Balance at December 31, 2020	5,650	-	263	(7)	4,444	665	921	67	-	-	1,692	13,695	3,112	16,807

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais)

	Controlling Shareholders
		Capital reserves			Earnings reserves
	Share Capital	Other Reserves	Stock Options	Treasury Shares	Investment reserve	Legal	Retained earnings	Governmental incentive reserve	Other reserves	Accumulated earnings	Other comprehensive results	Total	Non-controlling interest	Total
At December 31, 2020	5,650	-	263	(7)	4,444	665	921	67	-	-	1,692	13,695	3,112	16,807
Other comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-		802	-	802	158	960
Foreign currency translation	-	-	-	-	-	-	-	-		-	(1,116)	(1,116)	(289)	(1,405)
Others	-	-	-	-	-	-	-	-		-	(2)	(2)	(1)	(3)
Comprehensive income for the year	-	-	-	-	-	-	-	-	-	802	(1,118)	(316)	(132)	(448)

Capital increase (note 24)	209	-	-	-	(200)	-	-	-	-	-	-	9	-	9
Stock in treasury (note 24)	-	2	-	6	-	-	-	-	-	-	-	8	-	8
Stock options granted (note 24)	-	-	26	-	-	-	-	-	-	-	-	26	-	26
Appropriation of net income to legal reserve (note 24)	-	-	-	-	-	40	-	-	-	(40)	-	-	-	-
Interest on own capital (note 24)	-	-	-	-	(68)	-	-	-	-	-	-	(68)	-	(68)
Appropriation of net income to other reserves (note 24)	-	-	-	-	(1,601)	-	-	2,282	-	(681)	-	-	-	-
Mandatory dividends (note 24.3)	-	-	-	-	-	-	-	-	-	(81)	-	(81)	-	(81)
Dividends paid to non-controlling interests (note 24.4)	-	-	-	-	-	-	-	-	-	-	-	-	(207)	(207)
Subsidiary PUT valuation Disco (note 18.3)	-	-	-	-	-	-	-	-	-	-	-	-	(70)	(70)
Hyperinflation adjustment on foreign investments	-	-	-	-	-	-	388	-	-	-	-	388	16	404
Others	-	-	-	-	-	-	(9)	-	(3)		-	(12)	12	-
Balance at December 31, 2021	5,859	2	289	(1)	2,575	705	1,300	2,349	(3)	-	574	13,649	2,731	16,380

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais)

	Controlling Shareholders
		Capital reserves			Earnings reserves
	Share Capital	Other Reserves	Stock Options	Treasury Shares	Investment reserve	Legal	Retained earnings	Governmental incentive reserve	Other reserves	Accumulated earnings	Other comprehensive results	Total	Non-controlling interest	Total
At December 31, 2021	5,859	2	289	(1)	2,575	705	1,300	2,349	(3)	-	574	13,649	2,731	16,380
Other comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	-	(172)	-	(172)	168	(4)
Foreign currency translation	-	-	-	-	-	-	-	-	-	-	(2,334)	(2,334)	(596)	(2,930)
Other	-	-	-	-	-	-	-	-	-	-	8	8	(2)	6
Comprehensive income for the year	-	-	-	-	-	-	-	-	-	(172)	(2,326)	(2,498)	(430)	(2,928)

Capital increase (note 24)	2	-	-	-	-	-	-	-	-	-	-	2	-	2
Stock options granted (note 24)	-	-	27	-	-	-	-	-	-	-	-	27	-	27
Interest on own capital (note 24)	-	-	-	-	(14)	-	-	-	-	-	-	(14)	-	(14)
Transfer between earnings reserve	-	-	-	-	(235)	-	-	235	-	-	-	-	-	-
Shareholder Transactions (*) (**)	-	-	-	-	-	-	(248)	-	-	-	-	(248)	5	(243)
Dividends paid to non-controlling interests (note 24.4) (**)	-	-	-	-	-	-	-	-	-	-	-	-	(225)	(225)
Subsidiary PUT valuation Disco (note 18.3) (**)	-	-	-	-	-	-	(52)	-	-	-	-	(52)	95	43
Hyperinflation adjustment on foreign investments (**)	-	-	-	-	-	-	636	-	-	-	-	636	73	709
Others	-	-	-	-	-	-	(7)	-	(2)		-	(9)	(9)	(18)
Balance at December 31, 2022	5,861	2	316	(1)	2,326	705	1,629	2,584	(5)	(172)	(1,752)	11,493	2,240	13,733

(*)	Amount composed mainly of deferred income tax and social contribution in the amount of R$228 related to the segregation of Grupo Éxito's operations. Note 1.2.
(**)	Items related to assets and liabilities held for sale or distribution.

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Consolidated Statement of Cash Flows

Years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais)

	For the year ended 31,
	2022	2021	2020

Cash flow provided by operating activities
Net income (loss) for the year	(4)	960	2,326
Adjustments to reconcile net income for the year to net cash provided by the operating activities:
Deferred income tax (note 20)	(29)	(676)	69
Losses on disposals of property and equipment	(2,569)	(247)	317
Depreciation and amortization	1,902	2,117	2,564
Financial charges	1,696	1,316	1,796
Receivables Fair value adjustment	2	1	(1)
Share of profit of associates (note 12)	247	47	(99)
Provision for contingencies	1,523	137	443
Provision for write-off and impairment	33	44	45
Share-based payment	27	26	32
Allowance for doubtful accounts (note 7.2 e 8.1)	40	61	86
Allowance (reversal) for inventory losses and damages (Note 9.2)	(28)	26	24
Deferred revenue (Note 23)	(26)	26	(349)
Gain on write-off of lease liabilities (note 22.2)	(278)	(1,022)	(698)
Other operating income / expenses (*)	-	(280)	(1,815)
Gain on the sale of subsidiary	1	-	-
Gain on fair value adjustment on retained interest in Bellamar (note 1.1)	-	-	(573)
Total	2,537	2,536	4,167
Changes in operating assets and liabilities
Trade receivables	(166)	(140)	(257)
Inventories	(383)	989	(1,142)
Recoverable taxes	(509)	210	392
Other assets	(336)	(5)	(27)
Related parties	(396)	(101)	(22)
Restricted deposits for legal proceedings	(51)	(176)	87
Trade payables, net	(332)	(738)	726
Payroll and related taxes	(67)	(60)	234
Taxes and social contributions payable	274	355	549
Payments of income tax and social contributions	(306)	(425)	(70)
Provision for contingencies	(368)	(161)	(161)
Deferred revenue	66	55	252
Other liabilities	(195)	378	(1)
Receipts of dividends and interest on own capital	16	11	15
Total	(2,753)	192	575

Net cash provided by (used in) operating activities	(216)	2,728	4,742

(*)	In 2021, includes R$ 280 of tax credits (R$ 1,609 in 2020) explained in the note 21.7

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Statement of Cash Flows

Years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais)

	For the year ended December 31,
	2022	2021	2020

Cash flow from investing activities
Capital increase in associate	-	-	(31)
Purchase of property and equipment (Note 14.4)	(1,398)	(1,035)	(2,289)
Purchase of intangible assets (note 15.3)	(228)	(232)	(201)
Proceeds from sales of property and equipment	4,560	1,315	1,773
Cash of deconsolidation of Sendas (Note 1.1)	-	-	(3,529)
Acquisition of investment property (Note 13)	(100)	(124)	(14)
Others	-	(1)	-
Net cash provided by (used in) investment activities	2,834	(77)	(4,291)

Cash flow from financing activities
Capital increase	2	9	9
Proceeds from borrowings and financing (Note 17.2)	1,545	4,860	7,262
Payments of borrowings and financing (Note 17.2)	(4,579)	(5,315)	(5,538)
Payments of lease liabilities	(1,378)	(1,523)	(1,680)
Payments of dividends and interest on own capital	(265)	(780)	(339)
Contributions obtained from non-controlling shareholders	-	14	3
Installment payments on the acquisition of subsidiary	(3)	(3)	-
Transactions with non-controlling shareholders	(25)	(5)	2
Net cash used in financing activities	(4,703)	(2,743)	(281)

Net increase (decrease) in cash and cash equivalents	(2,085)	(92)	170

Cash and cash equivalents at the beginning of the year	8,274	8,711	7,954
Exchange variation on cash and cash equivalents	(568)	(345)	587
Cash and cash equivalents at the end of the year	5,621	8,274	8,711

The main non-cash transactions are disclosed in note 31.

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

1.	Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of supermarkets, specialized stores and department stores especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, “Mercado Extra”, “Minimercado Extra” and “Compra Bem”. Related to the operations of the Extra Hiper brand, note 1.1. The Group’s headquarters is in the city of São Paulo, State of São Paulo, Brazil.

The Company also operates in other Latin American countries through the subsidiary Almacenes Éxito SA (“Éxito”). Éxito is a Colombian company that operates the supermarket and hypermarket banners Éxito, Carulla, Super Inter, Surtimax and Surtimayorista in Colombia, the Libertad banner in Argentina and the Disco and Devoto banners in Uruguay. Additionally, Éxito also operates shopping centers in Colombia under the banner Viva. The process of segregation and discontinuity of Éxito's activities at GPA is in progress, refer to Note 1.2.

The Company’s shares are listed on the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão (“B3”)) called “Novo Mercado”, which requires the highest level of Corporate Governance under, the ticker symbol “PCAR3” and in the New York Stock Exchange (“NYSE”) (American Depositary Receipts (“ADR”) level III), under the ticker symbol “CBD”.

The Company is controlled by Ségisor and its parent company is Casino Guichard Perrachon (“Casino"), a French company listed in the Paris Stock Exchange.

1.1	Discontinuation of the business of Extra Hiper stores and sale of assets to Sendas

As part of the Brazilian retail reportable segment, the Company operates different store formats, as highlighted in Note 1, including 103 Extra Hiper stores. In line with the strategy of optimizing its stores portfolio, allocating relevant resources to accelerate the growth of the most profitable formats, Management decided to discontinue the operation of stores with the Extra Hiper banner (including drugstores).

According to material facts disclosed on October 14, 2021 and December 16, 2021, the independent directors of the Boards of Directors of the Company and Sendas Distribuidora S.A. (“Assai” or “Sendas” - a former subsidiary and that it was spun-off as described in Note 1.3), approved the terms and conditions of the agreement for the transfer to Sendas of the rights of use of 70 stores, located in several different states, including real estate owned by the Company and other assets leased from third parties.

The transaction was definitively completed, after an amendment on December 26, 2022, as follows: (i) transfer of the point of sale rights of 66 (initially 70) stores to Assaí for the amount of R$3,928 billion (initially R$3,973 billion) and (ii) sale of 17 properties to the real estate fund Barzel Properties, with guarantee and subsequent lease directly by Assaí for a period of 25 years, renewable for an additional period of 15 years, in the amount of R$1.200 billion, pursuant to the agreement entered into on February 25, 2022.

On August 17, 2022, the Company's Board of Directors approved the execution of agreements with financial institutions for the definitive sale of receivables with Assaí, in the amount of up to R$2 billion referring to the installments due between 2023 and 2024. Residual installments in the amount of R$1.2 billion due in 2023 and R$700 million due in January 2024 adjusted by the CDI +1.2% p.a. were also definitively sold, with the consent of Assai and with no right of recourse during the third quarter of 2022. The cost of this sale was R$2.4 million and is allocated in the financial result.

On December 31, 2022, the Company received, or sold, the totality of the receivables related to the transaction.

Also, as part of the plan to discontinue the hypermarket format, out of the 37 remaining Extra Hiper stores, the Company converted 25 to other banners (Pão de Açúcar and Mercado Extra) and closed 12 stores.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

Management evaluated the transaction as per IFRS5 - "Non-Current Assets Held for Sale and Discontinued Operations" and concluded that the discontinuation of the 103 Extra Hiper stores (complete transaction) results in the abandonment of an important line of business in the Brazilian retail segment, with subsequent sale of free operating assets (fixed and right of use) to Sendas.

Therefore, on December 31, 2021, the Company partially abandoned the stores (21% of gross revenue from the Extra Hiper business line for the year 2021) and concluded that the abandonment of the hypermarkets business line was not substantially completed in 2021, since, according to IFRS5, an abandonment of an operation must be considered discontinued when it is substantially completed, which occurred in the first quarter of 2022, with the abandonment and delivery of 86% of the total stores to Assaí. In 2022, the net gain on disposal of the assets and the result of operations of the hypermarket business line is being presented as a discontinued operation (Extra Hiper business line), as well as comparative periods (2021 and 2020), in a single line in the statement of income, as provided for in IFRS5.

In the year ended December 31, 2022, the Company recorded revenue in the amount of R$3.9 billion (R$1.2 billion in 2021), in addition to write-offs of assets corresponding to the amount of R$1,035 (R$481 in 2021) and expenses of R$1,345 (R$294, net of gains, in 2021). The expenses in 2022 are comprised of R$566 related to the dismissal of employees, R$95 cancellation of contracts and R$684 other transaction-related expenses, generating the net result of the transaction in the amount of R$1,564 (R$426 in 2021) recorded in the Net income for the year from discontinued operations (Note 33).

1.2	Segregation transaction and discontinuation of Éxito's operations in the Company.

On September 5, 2022, the Company's Board of Directors evaluated the result of preliminary studies for the eventual segregation of GPA and Éxito, authorizing Management to finalize the studies regarding this transaction, as well as to evaluate the necessary steps for its respective formalization, including all measures for the creation of Éxito's BDRs (Brazilian Depositary Receipts) and ADRs programs in Brazil and in the United States of America, respectively.

According to the plan prepared by Management, the transaction is expected to occur through a capital reduction of GPA with the objective of distributing approximately 83% of the Éxito shares, currently held by GPA, to its shareholders. Thus, after the distribution of shares, GPA will maintain a minority interest of approximately 13% in Éxito.

On December 30, 2022, Éxito submitted the application for registration as a category “A” publicly-held company, the application for registration of the BDR Level I program with CVM, and the application for listing of BDRs with to B3.

The Company also concluded the necessary prior authorizations from the main financial creditors during the year ended 2022.

Management complied with the main requirements of the segregation process of its subsidiary Éxito in 2022, and the transaction is considered highly likely to be concluded during 2023. According to IFRS 5, the subsidiary Éxito and its subsidiaries are presented in these financial statements as assets held for sale or distribution on the balance sheet as of December 31, 2022 and discontinued operations in the Statement of Income for the year ended December 31, 2022 and comparative presentation for the years ended December 31, 2021 and 2020.

The Company’s extraordinary general meeting held on February 14, 2023 approved (i) the Company's capital increase, in the amount of R$2,605, through the use of reserves, without issuing new shares; (ii) the capital reduction of GPA in the amount of R$ 7,133 through the delivery to GPA’s shareholders of 1,080,556,276 common shares issued by Éxito owned by GPA, representing 4 shares issued by Éxito for each GPA’s share.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

On April 3rd and 4th, 2023, CVM and B3, respectively, approved Éxito’s registration as a publicly traded company category “A” and the request for registration and negotiation of Éxito’s BDRs in B3.

On July 3, 2023, Éxito's public request for registration was made, through the declaration contained in its form 20-F, to the U.S. Securities and Exchange Commission (“SEC”) and on n July 25, 2023, SEC declared the effectiveness of Éxito's Form 20-F, concluding SEC’s registration process of Éxito. As a result, Éxito is registered as a public company in the three markets (Brazil, Colombia and the United States of America) necessary to complete the transaction.

On August 8, 2023, GPA obtained the authorization from the Superintendencia Financeira de Colombia (“SFC”), Colombian regulatory body, for the transfer of the shares of Éxito which will be delivered to GPA’s shareholders in the context of the Transaction, considering a cut-off date on August 22, 2023 for BDR and August 23, 2023 for ADR. Company maintains its expectation to complete the transaction in the third quarter of 2023.

1.3	Corporate reorganization and Sendas Spin-Off

On December 31, 2020, an extraordinary general shareholders’ meeting of CBD and Sendas approved a corporate reorganization (the “Transaction”) under which substantially all of the issued and outstanding Sendas common shares were distributed to holders of CBD common shares and American Depositary Shares, on a pro rata basis for no consideration.

The Transaction aimed to unlock the full potential of our previously held Cash & Carry segment (currently presented as “Discontinued operations”), which is now operated by Sendas, allowing them to operate separately, with their own management, focused on its business model and direct access to the capital market and other sources of financing.

In addition, the Transaction involved the following:

•	Contribution and exchange of interest in Éxito
1.	CBD engaged in the exchange transaction with Sendas in which certain assets of CBD were transferred to Sendas in exchange for an equivalent value of the shares of Éxito held by Sendas (corresponding to 8.77% of the total outstanding shares of Éxito). The assets of CBD transferred to Sendas consisted of:

o	50% of the shares of Bellamar Empreendimentos e Participações Ltda. (“Bellamar”), a holding company that holds an investment in 35.76% of the shares of Financeira Itaú CBD S.A. Credit, Financing and Investment, with a book value of R$195 million; and

o	real estate assets, consisting of five parcels of real estate, with a book value of R$25 million, which may be developed as sites for new stores in the future.

o	As a result of this exchange, an effect of R$694 was recorded on the Company's shareholders' equity as retained earnings. At December 31, 2022, the company recorded the deferred income tax liability on this amount due to the segregation plan of the operations of Grupo Éxito, see note 1.2

2.	Sendas distributed to CBD the remaining shares of Éxito held by Sendas, corresponding to 87.80% of the total outstanding shares of Éxito for no consideration.

•	Contribution of certain assets by Sendas to CBD

Sendas distributed certain assets to CBD in the net amount of R$20.

•	Contribution by CBD to Sendas

CBD conducted the following capital contributions:

1.	CBD transferred to Sendas the net assets of stores that may be developed by Sendas in the future, with a residual value of R$45
2.	CBD contributed intercompany receivables to Sendas for an amount of R$140; and
3.	CBD contributed R$500 in cash to Sendas

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

In addition, on December 14, 2020, CBD entered into a Separation Agreement with Sendas, which provides a framework for CBD’s relationship with Sendas following the Transaction. Pursuant to the Separation Agreement, CBD transferred and Sendas will recognize certain assets and liabilities related to contingencies and their related judicial deposits for which the parties have agreed to be responsible following the Separation, in a net amount of R$111.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

The table below summarizes the balances of Sendas that have been deconsolidated from CBD, as of December 31, 2020, as a result of the Transaction:

Sendas
December 31, 2020

Cash and cash equivalents	3,532
Trade receivables, net	182
Other receivables	34
Inventories, net	3,739
Recoverable taxes	768
Derivative financial instruments	57
Other current assets	36
Total current assets	8,348

Related parties	178
Recoverable taxes	866
Restricted deposits for legal proceedings	134
Financial instruments	11
Investments in associates	769
Property and equipment, net	7,477
Intangible assets, net	1,038
Total non-current assets	10,473
Total assets	18,821

Trade payable, net	5,057
Payroll and related taxes	371
Taxes payable	528
Borrowings and financing	2,119
Lease liabilities	172
Deferred revenue	227
Financing of property and equipment	34
Other current liabilities	153
Total current liabilities	8,661

Borrowings and financing	5,711
Lease liabilities	2,604
Related parties	41
Provision for contingencies	281
Deferred revenue	1
Deferred income tax and social contribution	82
Other non-current liabilities	8
Total non-current liabilities	8,728

Total liabilities	17,389

Net assets	1,432
Total liabilities and shareholders’ equity	18,821

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

On February 10, 2021, the request for listing and admission to the trading of shares issued by Sendas in the Novo Mercado segment of the B3 was approved. The shares started trading on March 1,2021, under the ticker symbol “ASAI3”.

On February 12, 2021, the request for listing of American Depositary Securities (“ADSs”) issued by Sendas on the NYSE was approved and the Sendas’ ADSs started trading on the NYSE on March 8, 2021, under the ticker symbol “ASAI”.

GPA’s shareholders received, after the close of trading on February 26, 2021, shares issued by the Sendas, in proportion to their respective holdings in GPA’s share capital.

1.4	Going concern

Management has assessed the Company's ability to continue operating for the foreseeable future and has concluded that it has the ability to maintain its business and systems operating normally. Accordingly, management is not aware of any material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern and the financial statements have been prepared on a going concern basis.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

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

These consolidated financial statements were approved by the Board of Directors on August 16, 2023

The statement of income and the explanatory notes related to the result for the years ended December 31, 2021 and 2020 are being restated due to the discontinuity of the business of the Extra Hiper stores (Note 1.1) and due to the segregation process and discontinuation of its subsidiary Éxito (Note 1.2), as per requirements in IFRS 5 – Non-current assets held for sale and Discontinued Operation.

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

The list of subsidiaries and associates is presented in Note 12.1

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

3.	Significant accounting policies

The significant accounting policies and practices are described in each corresponding explanatory note, except for those below that are related to more than one explanatory note. Accounting policies and practices have been consistently applied to the years presented in the Group's consolidated financial statements.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the Statements of Income when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment. Group has no investments classified in OCI.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

When determining whether the credit risk of a financial asset increased significantly since its initial recognition and while estimating the expected credit losses, the Group takes into account reasonable and sustainable information that is relevant and available free of excessive cost or effort. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, during credit assessment and considering information about projections.

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

The positions within each group were segmented based on common credit risk characteristics, such as:

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

•          Credit risk level and historical losses – for wholesale clients and property rental; and

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

(vi)	Derecognition of financial assets and liabilities

A financial asset (or, as the case may be, part of a financial asset or part of a group of similar financial assets) is derecognized when:

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

• The rights to receive cash flows from the asset have expired; or

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

Monetary assets and liabilities denominated in foreign currencies are translated into Brazilian Reais, using the spot exchange rate at the end of each reporting period. Gains or losses on changes in exchange rate variations are recognized as financial income or expense.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

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

This unit considers the effects measured by the Consumer Price Index (“IPC”) in Argentina starting January 1, 2017 and Argentina’s Domestic Retail Price Index (“IPIM”) up to December 31, 2016. Consequently, as required by IAS 29, the operating results of the indirect subsidiary Libertad must be considered as highly inflationary starting from September 1, 2018 (start of the period in which a hyperinflationary scenario was identified).

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

4.	Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB.
4.1.	New and amended standards and interpretations

The Group applied amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2022. The main new standards adopted are as follows:

Statement	Description	Impact
IAS16 - Fixed Assets – Resources Before Intended Use	The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from the sale of items produced before the asset is available for use, which must be recognized in profit or loss.	These changes did not have any impact in the consolidated financial statements.
Changes in IFRS 9: Reform of the reference interest rate	The amendments to standard IFRS 9 provide exemptions that apply to all hedge relationships directly affected by the reference interest rate reform. A relationship of hedge is directly affected if the reform raises uncertainties about the period, or the value, of cash flows based on the reference interest rate of the hedge item or hedging instrument.	These changes did not have any impact in the consolidated financial statements.
Changes in IFRS 16:	• Improvements in IFRS 16: Leases: The amendments exclude the concept of reimbursement for improvements in third-party properties.	These changes did not have any impact in the consolidated financial statements.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

4.2.	New and revised standards and interpretations issued and not yet effective

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

5.	Significant accounting judgments, estimates and assumptions

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

In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the consolidated financial statements, as disclosed in the following notes:

•	Discontinued Operations – Note 1.1, 1.2, 1.3 and 33
•	Impairment: Notes 7.2, 8.1, 14.1, 15.1 and 15.2
•	Inventories: Allowance for losses on inventory obsolescence and damages: Note 9
•	Recoverable taxes: Expected realization of tax credits: Note 10
•	Fair value of derivatives and other financial instruments: Measurement of the fair value of derivatives: Note 18
•	Provision for risks: Record of provision for claims with likelihood assessed as probable loss, estimated with a certain degree of reasonability: Note 21
•	Income tax: Record of provisions based on reasonable estimates: Note 20
•	Lease: determination of the lease term and the incremental borrowing rate - Note 22.
•	Share-based payments: Estimated fair value of transactions based on a valuation model - Note 24

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

6.	Cash and cash equivalents

Cash and cash equivalents consist of cash, bank accounts and highly liquid short-term investments that are readily convertible into a known amount of cash, with a maturity of three months or less and subject to an insignificant risk of change in value.

	Rate	2022	2021

Cash and banks – Brazil		99	100
Cash and banks – Abroad	(*)	79	3,481
Short-term investments - Brazil	(**)	3,573	4,598
Short-term investments - Abroad	(***)	-	95
		3,751	8,274
(*)	As of December 31, 2022, refers to (i) funds from the Éxito Group, of which R$79 are denominated in the United States of America in US Dollars (R$126 in Argentine pesos, R$366 in Uruguayan pesos and R$2,905 in Colombian pesos on December 31, 2021); (ii) including R$84 deposited in the United States of America in US Dollars
(**)	Refers substantially to highly liquid investments bearing interest at a weighted average rate of 101,38% (93.51% on December 31, 2021) of the Brazilian Interbank Deposit Certificate ("CDI")
(***)	Refers to funds invested abroad, of which R$1 are denominated in Uruguayan pesos and R$34 are denominated in Colombia pesos (R$1 in Uruguay and R$94 in Colombia on December 31, 2021).

7.	Trade receivables

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

	2022	2021

Credit card companies (note 7.1)	79	65
Credit card companies - related parties (note 11.2)	4	15
Sales vouchers and trade receivables	255	655
Private label credit card	34	53
Receivables from related parties (note 11.2)	5	13
Receivables from suppliers	42	66
Allowance for doubtful accounts (note 7.2)	(2)	(35)
	417	832

Current	417	831
Non-current	-	1

7.1.	Credit card companies

As part of its cash management strategy, the Group periodically enters into factoring transactions and discounts a portion of its credit card receivables with financial institutions or credit card companies, without recourse or related obligation.

7.2.	Allowance for doubtful accounts on trade receivables

	2022	2021	2020

At the beginning of the year	(35)	(43)	(32)
Allowance booked for the year	(40)	(57)	(86)
Write-offs of receivables	38	61	78
Deconsolidation Sendas	-	-	4
Assets held for sale or distribution and discontinued operations	25	-	-
Foreign currency translation adjustment	10	4	(7)
At the end of the year	(2)	(35)	(43)

The aging list of gross trade receivables is as follows:

			Overdue receivables
	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days

12.31.2022	419	404	10	1	1	3
12.31.2021	867	729	110	17	9	2

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

8.	Other receivables

	2022	2021

Accounts receivable - Via (*)	603	298
Receivable from sale of subsidiaries (note 8.2) (**)	72	79
Lease receivables	21	179
Receivables from sale of property and equipment	61	148
Accounts receivable from insurers	2	5
Other (***)	254	158
Allowance for doubtful accounts on other receivables (note 8.1)	(7)	(15)
	1,006	852

Current	279	294
Non-current	727	558

(*)	As the Company sold the equity interest in Via S.A. ("Via") in 2019, the amount that had been reported as related parties was reclassified to other receivables. The amount of R$603 includes R$573 corresponding to GPA's right to receive from Via the reimbursement of the deduction of ICMS from the calculation basis PIS and COFINS of its former subsidiary Globex. After obtaining a final and unappealable decision, GPA is entitled to the credits for the period from 2003 to 2010 (Note 21.7).
(**)	Receivables related to the exercise of an option to buy gas stations by a third party. The original amount of this receivable was R$50, which was adjusted since the execution of the agreement on May 28, 2012, at a rate of 110% of the CDI, with payment in 240 monthly installments. In January 2016, 5 news gas stations were sold for the amount of R$8, in 120 installments at a rate of 110% of CDI
(***)	Includes the remaining amount of R$139 receivable from Fundo Imobiliário Barzel for the sale of 17 properties related to the demobilization of Hypermarkets (Note 1.1). The Company will transfer the amounts received to Assaí, since the Company has already received the advance payment for the sale of properties from Assaí.

8.1 Allowance for doubtful accounts on other receivables

	2022	2021	2020

At the beginning of the year	(15)	(11)	(15)
Allowance booked for the year	-	(4)	-
Write-off of other receivables	8	-	2
Deconsolidation Sendas	-	-	2
At the end of the year	(7)	(15)	(11)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

9.	Inventories

Inventories purchased are recorded at average cost, including warehouse and handling costs, to the extent that these costs are necessary to bring inventories to selling conditions at the stores, less bonuses received from suppliers. Inventories are evaluated at average cost or net realizable value, whichever is lower

Net realizable value is the selling price in the ordinary course of business, less the estimated costs to sell.

Inventories are reduced by an allowance for losses and damages, which is periodically reviewed and evaluated as appropriate. Bonuses received from suppliers are measured and recognized based upon executed contracts and agreements and recorded as cost of sales when the corresponding inventories are sold. Unrealized bonuses are presented as reducing the inventories at each balance sheet date.

The table below presents our inventories per location:

	2022	2021

Stores	1,286	1,646
Distribution centers	809	773
Inventories – Éxito Group	-	2,884
Real Estate Inventory – Éxito Group	-	50
Allowance for losses on inventory obsolescence and damages (note 9.2)	(49)	(96)
	2,046	5,257

9.1.	Unrealized bonuses

On December 31, 2022, unrealized bonuses, which are presented as reducing the inventory balance, amounted to R$40 (R$47 on December 31, 2021).

9.2.	Allowance for losses on inventory obsolescence and damages

	2022	2021	2020

At the beginning of the year	(96)	(72)	(95)
Additions	(113)	(63)	(40)
Business combination	-	-	-
Write-offs / reversal	141	37	16
Foreign currency translation adjustment	5	2	(4)
Deconsolidation of Sendas	-	-	51
Assets held for sale or distribution and discontinued operations	14	-	-
At the end of the year	(49)	(96)	(72)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

10.	Recoverable taxes

The Company records tax credit when obtains internal and external factors – such as legal and market interpretations - to conclude that it is entitled to these credits.

The future realization of tax credits is based on a feasibility study, on the expectation of future growth and the expected offset against tax debts from its operations.

	2022	2021

State VAT tax credits - ICMS (note 10.1)	856	920
Social Integration Program/ Contribution for Social Security Financing - PIS/COFINS (note 10.2)	2,253	2,062
Social Security Contribution – INSS (note 10.3)	250	300
Income tax and social contribution prepayments	521	672
Other	42	23
Other recoverable taxes – Éxito Group	-	176
Total	3,922	4,153

Current	1,114	1,743
Non-current	2,808	2,410

10.1.	ICMS (State VAT) tax credits

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

The Group understands that future realization of ICMS tax credits is probable based on a feasibility study, on the expectation of future growth and the expected offset against tax debts from its operations. The projections on the realization of ICMS balances are revised at least annually by the occasion of the annual strategic planning approved by the Company’s Board of Directors. Management has implemented monitoring controls over the progress of the plan annually established, assessing and including new elements that contribute to the recoverability of ICMS tax credits. The expected recoverability of ICMS tax credits is demonstrated as follows.

Up to one year	473
From 1 to 2 years	201
From 2 to 3 years	10
From 3 to 4 years	13
From 4 to 5 years	14
More than 5 years	145
856

In 2022, the amount of R$338 was recorded referring to the monetary restatement of the ICMS-ST reimbursement, of which R$201 in the financial result and R$137 in the result of discontinued operations.

10.2.	PIS and COFINS credits

The Company records PIS and COFINS credits, when it obtains enough evidence to conclude that it is entitled to these credits. Evidence includes i) Interpretation of tax legislation, ii) internal and external factors as legal and market interpretations and iii) analysis by external legal advisors regarding the issues and (iv) accounting evaluation about the matter.

In June 2022, the STJ recognized that was not legal the extinction of the tax incentive provided for in Law 11.196/05. The mentioned law zeroed the PIS and COFINS rates levied on revenues on the sale of certain technology products. As a result of this ruling, the Company recorded credits in the amount of R$160 in the second quarter of 2022.

On September 6, 2022, the Company obtained a favorable decision in a claim related to the exclusion of ICMS from the PIS and COFINS´ basis of calculation, which was decided separately from other proceedings of the same subject, whose credits have already been recognized in the financial statements in 2020. Due to the favorable decision, the Company recorded a credit in the amount of R$106, of which R$71 in the financial result. The realization of the PIS and COFINS balance is shown below:

Consolidated

Up to one year	466
From 1 to 2 years	473
From 2 to 3 years	453
From 3 to 4 years	432
From 4 to 5 years	429
2,253

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

10.3.	INSS

On August 28, 2020, the Federal Supreme Court (STF), in general repercussion, recognized as constitutional the incidence of social security charges (INSS) on the additional one third of vacation payment. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the recoverability of the respective credits. The amount involved is equivalent to R$151, on December 31, 2022 (R$161 on December 31, 2021)

11.	Related parties
11.1.	Management compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws, including members of the Board of Directors and advisory committees) for the years ended December 31, 2022, 2021 and 2020, were as follows:

	(In thousands of Brazilian Reais)
	Base salary			Variable compensation			Stock option plan – Note 24			Total compensation
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Board of directors (*)	48,323	26,884	67,716	-	-	-	13,646	6,908	4,056	61,969	33,792	71,772
Executive officers	29,368	18,016	36,868	-	6,995	11,175	2,383	3,202	10,906	31,751	28,213	58,949
Fiscal Council	432	432	331	-	-	-	-	-	-	432	432	331
	78,123	45,332	104,915	-	6,995	11,175	16,029	10,110	14,962	94,152	62,437	131,052
% share-based payment over the total compensation							17%	16.2%	11.4%

(*)	Includes the compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

11.2.	Balances and transactions with related parties

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed upon between the parties.

	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2020

Controlling shareholders
Casino (i)	-	-	-	-	-	-	10	1	(30)	(46)	(91)
Foncière Euris (i)	-	-	-	-	-	-	1	1	(3)	(3)	(3)
Associates
FIC (ii)	4	14	35	35	4	8	-	-	19	62	55
Puntos Colombia (iv)	-	-	-	42	-	-	-	58	-	-	(114)
Tuya (v)	-	-	-	57	-	-	-	-	-	-	24
Other related parties
Greenyellow (iii)		-	-	-	-	-	86	283	(92)	(274)	(84)
Sendas Distribuidora (vii)	-	2	264	370	18	15	259	103	4,230	1,382	-
Casino Group (vi)	5	12	-	12	-	-	-	19	3	(7)	(30)
Wilkes	-	-	1	-	-	-	2	2	(8)	(5)	-
Others	-	-	1	1	-	-	-	-	-	-	-
Total	9	28	301	517	22	23	358	467	4,119	1,109	(243)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

The Company's main transactions with related parties are:

(i)	Casino: (a) “Cost Sharing and Cost Reimbursement Agreement”: signed between the Company, Sendas, Helicco Participações Ltda., Foncière Euris Casino Services and Casino, Guichard-Perrachon S.A. (“Casino”) in August 10, 2014 and July 25, 2016, respectively, to set the reimbursement rules for the Group of incurred expenses by the Casino Group companies related to activities of transfer of “know-how” to the Group and also the reimbursement of expenses of French employees (expatriates) to Casino; (b)Insurance agreements entered into between the Group and Casino for intermediation of renewals of certain insurance policies; (c) Agency Agreement signed between the Company, Sendas, Casino Internancional S.A.and Groupe Casino Limited on July 25, 2016 for the “global sourcing” (prospecting global suppliers and intermediating the purchases) provided by Casino and reimbursement for Groupe Casino Limited the Company to restore reduced profit margins as a result of promotions realized by Company in its stores; (d) Purchase Agreement signed between the Company, Sendas and E.M.C. Distribution Limited on June 6, 2019 for the import of perishable and non-perishable products on a non-exclusive basis.
(ii)	FIC: Commercial contracts to set the rules for promotion and sale of financing services provided by FIC at the Company stores for implementation the financing partnership between the Company and Itaú Unibanco S.A.
(iii)	Greenyellow: execution of (a) agreement with the Company to set the rules for the equipment installation and services provided by Greenyellow of energy efficiency solutions in the retail stores for energy reduction; (b) contracts with the Company and Sendas for the purchase of energy sold on the free market; (c) fine costs resulting from the discontinuation of Extra Hiper stores in the amount of R$180 (R$68 fully paid in 2021).
(iv)	Puntos Colombia: Éxito's customer loyalty program. Amount related to point redemption and other services.
(v)	Tuya: Financial institution that is an associate of Éxito. Amount related to participation in business collaboration agreements and expense reimbursement, discount vouchers and others.
(vi)	Casino Group: Receivable for expatriate expenses with Casino International, Distribution Casino and Casino Services. Provision of services in the importation of goods by other companies of the Casino Group.
(vii)	Sendas Distribuidora: As of December 31, 2020 Sendas is not a subsidiary of the Group. The Company is responsible for the legal proceedings of Sendas Distribuidora prior to the Assai activity. The Company signed with Sendas a separation agreement, which main terms are related to the operational steps for the separation of the remaining activities done in conjunction. Additionally, this separation agreement establishes the indemnization rights and responsibilities, over which the Company is responsible for expenses related to losses given cause by the retail activity. In the same way, the Company has the right over the gains relate to such activity. In 2021, the Company and Sendas entered into an agreement to transfer 66 commercial points as described in Note 1.1.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

12.	Investments
12.1.	Interest in subsidiaries and associates:

The details of the Company's subsidiaries at the end of each year are shown below:

			Direct and indirect equity interest - %
			2022	2021
	Companies
	Subsidiaries
CBD	Novasoc Comercial Ltda. (“Novasoc”)	Brazil	100.00	100.00
	CBD Holland B.V. (“CBD Holland”)	Brazil	-	100.00
	GPA 2 Empreend. e Participações Ltda. (“GPA 2”)	Brazil	100.00	100.00
	GPA Logística e Transporte Ltda. (“GPA Logística”)	Brazil	100.00	100.00
	GPA Holding Empreendimentos e Participações Ltda.("GPA Holding")	Brazil	100.00	100.00
	SCB Distribuição e Comércio Varejista de Alimentos Ltda. ("Compre Bem'')	Brazil	-	100.00
	Stix Fidelidade e Inteligência S.A. ("Stix")	Brazil	66.67	66.67
	James Intermediação S.A. ("James Delivery")	Brazil	-	100.00
	Cheftime Comércio de Refeições S/A ("Cheftime") (*)	Brazil	100.00	99.05
	GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	Brazil	100.00	100.00
	Fronteira Serviços Imobiliários Ltda.("Fronteira")	Brazil	100.00	100.00
	Place2B Serviços Imobiliários Ltda.("Place2B")	Brazil	100.00	100.00
	Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco”)	Luxembourg	100.00	100.00
	Companhia Brasileira de Distribuição Netherlands Holding B.V. (“CBDDutchco”)	Netherlands	100.00	100.00
Éxito(**)	Almacenes Éxito S.A. ("Éxito")	Colombia	96.52	96.57
	Éxito Industrias S.A.S. ("Éxito Industrias")	Colombia	94.54	94.59
	Fideicomiso Lote Girardot	Colombia	96,52	96.57
	Éxito Viajes y Turismo S.A.S.	Colombia	49.22	49.25
	Almacenes Éxito Inversiones S.A.S. (Móvil Éxito)	Colombia	96.52	96.57
	Transacciones Energéticas S.A.S	Colombia	96.52	96.57
	Marketplace Internacional Éxito y Servicios S.A.S. (MPI)	Colombia	96.52	96.57
	Logística, Transporte y Servicios Asociados S.A.S. (LTSA)	Colombia	96.52	96.57
	Depósitos y Soluciones Logísticas S.A.S.	Colombia	96.52	96.57
	Patrimonio Autónomo Iwana	Colombia	49.22	49.25
	Patrimonio Autónomo Viva Malls	Colombia	49.22	49.25
	Patrimonio Autónomo Viva Sincelejo	Colombia	25.10	25.12
	Patrimonio Autónomo Viva Villavicencio	Colombia	25.10	25.12
	Patrimonio Autónomo San Pedro Etapa I	Colombia	25.10	25.12
	Patrimonio Autónomo Centro Comercial	Colombia	25.10	25.12
	Patrimonio Autónomo Viva Laureles	Colombia	39.38	39.40
	Patrimonio Autónomo Viva Palmas	Colombia	25.10	25.12
	Patrimonio Autónomo Centro Comercial Viva	Colombia	44.30	44.33
	Spice investment Mercosur	Uruguay	96.52	96.57
	Larenco S.A.	Uruguay	96.52	96.57
	Geant Inversiones S.A.	Uruguay	96.52	96.57
	Lanin S.A.	Uruguay	96.52	96.57
	5 Hermanos Ltda.	Uruguay	96.52	96.57
	Sumelar S.A.	Uruguay	96.52	96.57
	Gestión Logística S.A. (**)	Uruguay	96.52	96.57
	Supermercados Disco del Uruguay S.A.(*)	Uruguay	60.31	60.35
	Maostar S.A.	Uruguay	30.16	30.18
	Ameluz S.A.	Uruguay	60.31	60.35

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

Fandale S.A.	Uruguay	60.31	60.35
Odaler S.A.	Uruguay	60.31	60.35
La Cabaña S.R.L.	Uruguay	60.31	60.35
Ludi S.A.	Uruguay	60.31	60.35
Semin S.A.	Uruguay	60.31	60.35
Randicor S.A.	Uruguay	60.31	60.35
Setara S.A.	Uruguay	60.31	60.35
Hiper Ahorro S.R.L.	Uruguay	60.31	60.35
Ciudad del Ferrol S.C.	Uruguay	59.11	59.14
Mablicor S.A.	Uruguay	30.76	30.78
Tipsel S.A.	Uruguay	96.52	96.57
Tedocan S.A.	Uruguay	96.52	96.57
Vía Artika S. A.	Uruguay	96.52	96.57
Group Disco del Uruguay S.A.	Uruguay	60.31	60.35
Devoto Hermanos S.A.	Uruguay	96.52	96.57
Mercados Devoto S.A.	Uruguay	96.52	96.57
Libertad S.A.	Argentina	96.52	96.57
Onper Investment 2015 S.L	Spain	96.52	96.57
Spice España de Valores Americanos S.L.	Spain	96.52	96.57
Marketplace Internacional Éxito S.L	Spain	-	96.57
Gelase S. A.	Belgium	96.52	96.57

(*)	Supermercados Disco del Uruguay S.A. is controlled through a Shareholders Agreement signed in April 2015, giving Éxito the 75% voting necessary. This agreement expired on June 30, 2021 and on August 18, 2021 a new Agreement was signed maintaining Éxito as controlling entity.
(**)	Grupo Éxito entities are classified as assets held for distribution on December 31, 2022, Note 1.2.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

The details of the Company's associates at the end of each year are shown below:

			Direct and indirect equity interest - %
	Companies		2022	2021

	Subsidiaries
Cnova N.V.	Cnova N.V. (“Cnova Holanda”)	Netherlands	33.98	33.98
	Cdiscount Afrique SAS (“Cdiscount Afrique”)	France	33.98	33.98
	Cdiscount International BV (“Cdiscount Internacional”)	Netherlands	33.98	33.98
	Cnova France SAS (“Cnova France”)	France	33.98	33.98
	Cdiscount S.A. (“Cdiscount”)	France	33.87	33.87
	Cdiscount Côte d'Ivoire SAS Ivory Coast (“Cdiscount Côte”)	Ivory Coast	-	33.98
	Cdiscount Sénégal SAS (“Cdiscount Sénégal”)	Senegal	33.98	33.98
	Cdiscount Cameroun SAS (“Cdiscount Cameroun”)	Cameroon	33.98	33.98
	CLatam AS Uruguay (“CLatam”)	Uruguay	23.79	23.79
	Cdiscount Panama S.A. (“Cdiscount Panama”)	Panama	-	23.79
	Cdiscount Uruguay S.A. (“Cdiscount Uruguay”)	Uruguay	23.79	23.79
	Ecdiscoc Comercializadora S.A. (Cdiscount Ecuador) (“Ecdiscoc Comercializadora”)	Ecuador	23.78	23.78
	Cnova Pay	France	33.98	33.98
	BeezUP SAS ("BezzUp")	France	25.29	33.98
	CARYA	France	33.87	33.87
	HALTAE	France	33.87	33.87
	C-Logistics	France	28.56	28.56
	NEOSYS	France	17.33	17.33
	Neotech Solutions	Morocco	17.33	17.33
	NEOSYS Tunisie	Tunisia	17.33	17.33
	C Chez Vous	France	1.70	28.53

	C-Shield	France	33.87	33.87
	MAAS	France	33.87	33.87
	C-TECHNOLOGY (former C-Payment)	France	33.87	33.87
	CLR	France	28.56	28.56

FIC	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	Brazil	17.88	17.88
	FIC Promotora de Vendas Ltda. (“FIC Promotora”)	Brazil	17.88	17.88
	Bellamar Empreend. e Participações Ltda. (“Bellamar”)	Brazil	50.00	50.00
Éxito(*)	Puntos Colombia S.A.S ("Puntos")	Colombia	48.26	48.29
	Compañia de Financiamento Tuya S.A. ("Tuya")	Colombia	48.26	48.29
	Cnova N.V (“Cnova Holanda”)	Netherlands	0.18	0.18
	Sara ANB S.A.S	Colômbia	48.26	-

(*)	Grupo Éxito entities are classified as assets held for distribution on December 31, 2022, Note 1.2.

12.2.	Associates

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

The summarized financial statements are as follows:

	FIC		Cnova N.V.		Tuya
	2022	2021	2022	2021	2022	2021

Current assets	11,682	8,742	2,304	4,110	5,355	5,293
Non-current assets	32	35	3,591	3,732	144	156
Total assets	11,714	8,777	5,895	7,842	5,499	5,449

Current liabilities	9,963	7,401	5,351	6,351	2,329	2,689
Non-current liabilities	174	44	2,677	3,066	2,588	2,039
Shareholders’ equity	1,577	1,332	(2,133)	(1,575)	582	721
Total liabilities and shareholders’ equity	11,714	8,777	5,895	7,842	5,499	5,449

	FIC			Cnova N.V.				Tuya
Statements of Income:	2022	2021	2020	2022	2021	2020	2022	2021	2020

Revenues	1,411	1,034	989	9,345	13,824	13,117	490	783	615
Operating income (loss)	412	482	555	(279)	54	207	(121)	35	71
Net income (loss) for the year	245	265	329	(716)	(313)	(138)	(89)	15	37

In applying the equity method in FIC, a special goodwill reserve of R$122 recorded by FIC is deducted from its shareholders’ equity, since it represents Itaú Unibanco’s exclusive right.

12.3.	Breakdown of investments and rollfoward:

	Bellamar	Tuya	Cnova N.V	Other	Total
Balances at 12.31.2020	769	456	(579)	13	659
Share of profit (loss) of associates – continuing operation	47	8	(105)	3	(47)
Dividends and interest on own capital - continuing operation	(27)	-	-	- -	(27)
Share of other comprehensive income	-	(46)	6	(1)	(41)
Capital increase	-	21	- -	-	21

Balances at 12.31.2021	789	439	(678)	15	565
Share of profit (loss) of associates – continuing operation	44	-	(249)	-	(205)
Share of profit (loss) of associates – discontinuing operation	-	(44)	-	2	(42)
Dividends and interest on own capital - continuing operation	-
Share of other comprehensive income		(95)	72	(3)	(26)
Capital increase		54		1	55
Other	-	-	-	(1)	(1)
Assets held for sale or distribution (Note 1.2)	-	(354)	(8)	(14)	(376)
Balances at 12.31.2022	833	-	(863)	-	(30)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

12.4 Share buyback

On March 24, 2022, it was approved the proposal to distribute to shareholders the results of Grupo Éxito in the amount of 487 billion Colombian pesos, of which 237 billion Colombian pesos were paid on March 31, 2022 as dividends and the remaining amount of 250 billion of Colombian pesos (equivalent to R$315 as of March 31, 2022) were related to the share buyback program of Grupo Éxito. It was allocated 147 billion Colombian pesos to this program (equivalent to R$186 as of March 31, 2022) from the expansion reserve, corresponding to 2020 net results

On June 1, 2022, the members of the Company's Board of Directors approved the adhesion to the Share Buyback Program of subsidiary Éxito, for the sale of 3.4% of the shares of Exito held by the Company and its subsidiary GPA2. The program was concluded on June 22, 2022, with the receipt of R$398 by GPA, being R$378 for the Company and R$20 by GPA2. The Company had its interest in Exito changed from 91.57% to 91.52%, and GPA2 maintained its 5% shares.

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

The Company performed an impairment test to verify the operating assets of investment properties that could not be recoverable in the year ended December 31, 2022. Based on the tests carried out, it was necessary to record a loss in the amount of R$6 (R$32 at December 31, 2021 and R$22 at December 31, 2020). The fair value of investment properties is measured based on assessments performed by third parties.

	Balance at 12.31.2021	Additi-ons	Impair-ment	Depre- ciation	Write-off	Exchange rate	Transfers(*)	Assets held for sale or distribution	Balance at 12.31.2022

Land	759	-	(1)	-	3	(189)	(4)	(568)	-
Buildings	2,455	2	(5)	(50)	9	(447)	14	(1,978)	-
Construction in progress	40	98	-	-	-	(20)	-	(118)	-
Total	3,254	100	(6)	(50)	12	(656)	10	(2,664)	-
(*)	Transfers to fixed assets

	Balance at 12.31.2020	Additi-ons	Impair-ment	Depre- ciation	Write-off	Exchange rate	Transfers (*)	Balance at 12.31.2021

Land	762	1	(4)	-	4	(58)	54	759
Buildings	2,859	91	(28)	(58)	3	(169)	(243)	2,455
Construction in progress	18	32	-	-	-	(3)	(7)	40
Total	3,639	124	(32)	(58)	7	(230)	(196)	3,254
(*)	Transfers to fixed assets

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

	Balance at 12.31.2022			Balance at 12.31.2021
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	-	-	-	759	-	759
Buildings	-	-	-	2,607	(152)	2,455
Construction in progress	-	-	-	40	-	40
Total	-	-	-	3,406	(152)	3,254

The net result generated by investment properties is as follows:

	2022	2021
Lease revenue	416	433
Operating expenses from investment properties that generate revenue	(92)	(108)
Operating expenses from investment properties that do not generate revenue	(99)	(103)
Net result generated by investment properties	225	222

The amounts are recorded in the discontinued operation (Note 1.2).

As of December 31, 2022, the fair value of investment properties in use was R$4,278 (R$3,844 as of December 31, 2021). Key inputs used in the fair value assessment, such as discount rate, vacancy rate and terminal capitalization rate are estimated by advisors or management based on comparable transactions and industry data. The value of investment properties is recorded in assets held for sale (note 1.2). The rates vary for each development based on geographic region, development format and are presented below:

	Range
Discount rate	11.25%	17.00%
Vacancy rate	0.00%	17.92%
Terminal capitalization rate	8.00%	8.25%

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

14.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and/or impairment losses, if any. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized as the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in the Statements of Income for the year as incurred.

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

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each reporting period and adjusted prospectively, if applicable. The Company reviewed the useful lives of property and equipment items for fiscal year 2022 and no significant changes were deemed necessary.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

Impairment test of stores operating assets

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

• Step 2: the Group considers the highest value between: a) the discounted cash flows of stores using sales growth average 5.4%% (4.8% in 2021) for periods exceeding the next five years and a discount rate of 11.6% (10.6% in 2021) and b) a valuation prepared by independent experts for owned stores.

The Group assessed if any of its long-lived assets were impaired at December 31, 2021. Based on the tests performed, it was necessary to record an impairment provision amounting R$8 in the consolidated financial statements (R$5 at December 31, 2021).

Impairment losses are recognized in profit or loss for the year consistent with the function of the respective impaired asset. Previously recognized impairment losses are reversed only if there is a change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed in future periods.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

	Balance at 12.31.2021	Additions	Remea-surement	Impairment	Depreciation	Write-offs	Transfers (*)	Exchange rate changes	Assets held for sale or distribution (**)	Balance at 12.31.2022

Land	3,125	15	-	-	-	(5)	(14)	(437)	(2,262)	422
Buildings	4,008	69	-	-	(126)	(14)	(5)	(653)	(2,834)	445
Leasehold improvements	1,809	143	-	(2)	(197)	(43)	227	(41)	(442)	1,454
Machinery and equipment	1,616	385	-	-	(295)	(73)	139	(167)	(700)	905
Facilities	197	11	-	-	(33)	(7)	30	5	(86)	117
Furniture and fixtures	614	176	-	-	(121)	(27)	23	(59)	(268)	338
Construction in progress	171	644	-	-	-	(13)	(615)	(17)	(54)	116
Other	33	13	-	-	(12)	(3)	9	(2)	(6)	32
Total	11,573	1,456	-	(2)	(784)	(185)	(206)	(1,371)	(6,652)	3,829

Lease – right of use:
Buildings	4,728	430	716	(6)	(736)	(168)	-	(360)	(1,589)	3,015
Equipment	38	10	-	-	(9)	-	-	(7)	(32)	-
Land	5	-	-	-	(1)	-	-	-	(4)	-
	4,771	440	716	(6)	(746)	(168)	-	(367)	(1,625)	3,015
Total	16,344	1,896	716	(8)	(1,530)	(353)	(206)	(1,738)	(8,277)	6,844

(*)	The main effects are R$126 transferred to intangible assets and R$33 to real estate inventory – Grupo Éxito.
(**)	Note 1.2

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

	Balance at 12.31.2020	Additions	Remeasurement (*)	Impairment	Depreciation	Write-offs (**)	Merger	Transfers (***)	Exchange rate changes	Balance at 12.31.2021

Land	3,540	2	-	(1)	(1)	(80)	1	(162)	(174)	3,125
Buildings	4,414	66	-	(1)	(156)	(64)	-	(5)	(246)	4,008
Leasehold improvements	2,412	118	-	(3)	(255)	(241)	4	(200)	(26)	1,809
Machinery and equipment	1,769	480	-	-	(336)	(117)	1	(106)	(75)	1,616
Facilities	283	5	-	-	(42)	(24)	-	(25)	-	197
Furniture and fixtures	706	122	-	-	(144)	(7)	-	(36)	(27)	614
Construction in progress	213	433	-	-	-	(1)	(9)	(461)	(4)	171
Other	34	9	-	-	(13)	-	-	3	-	33
Total	13,371	1,235	-	(5)	(947)	(534)	(3)	(992)	(552)	11,573

Lease – right of use:
Buildings	6,465	232	(463)	-	(830)	(485)	-	1	(192)	4,728
Equipment	49	6	2	-	(13)	(2)	-	-	(4)	38
Land	3	1	1	-	-	-	-	-	-	5
	6,517	239	(460)	-	(843)	(487)	-	1	(196)	4,771
Total	19,888	1,474	(460)	(5)	(1,790)	(1,021)	(3)	(991)	(748)	16,344

(*)	(1,170) is related to the remeasurement of the leasing liability of the 50 stores that will be delivered to Sendas in 2022 (Note 1.1), partially offset by the monetary restatement of the rental contracts.
(**)	Mainly refers to the Extra Hiper transaction (Note 1.1), being R$481 in fixed assets and R$385 in right of use.
(***)	Of this amount, the main effects are R$996 from transfers to available for sale and R$102 for intangibles and R$ 196 for investment properties.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

	Balance at 12.31.2022			Balance at 12.31.2021
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	422	-	422	3,125	-	3,125
Buildings	812	(367)	445	4,751	(743)	4,008
Leasehold improvements	3,032	(1,578)	1,454	3,749	(1,940)	1,809
Machinery and equipment	2,403	(1,498)	905	4,201	(2,585)	1,616
Facilities	382	(265)	117	554	(357)	197
Furniture and fixtures	915	(577)	338	1,810	(1,196)	614
Construction in progress	116	-	116	171	-	171
Other	125	(93)	32	163	(130)	33
	8,207	(4,378)	3,829	18,524	(6,951)	11,573

Lease – right of use:
Buildings	5,805	(2,790)	3,015	8,774	(4,046)	4,728
Equipment	37	(37)	-	101	(63)	38
Land	-	-	-	9	(4)	5
	5,842	(2,827)	3,015	8,884	(4,113)	4,771
Total	14,049	(7,205)	6,844	27,408	(11,064)	16,344

14.2.	Guarantees

At December 31, 2022 and 2021, the Group had collateralized property and equipment items in relation to certain legal claims, as disclosed in note 21.8.

14.3.	Capitalized borrowing costs

Capitalized borrowing costs for the year ended December 31, 2022 were R$37 (R$11 for the year ended December 31, 2021). The rate used for the capitalization of borrowing costs was 177.29% of Brazilian CDI (153.04% in 2021), corresponding to the effective interest rate of the Group’s borrowings.

14.4.	Additions to property and equipment for cash flow presentation purposes are as follows:

	2022	2021

Additions (i)	1,896	1,474
Lease	(431)	(239)
Capitalized borrowing costs	(37)	(11)
Property and equipment financing - Additions (ii)	(1,474)	(1,149)
Property and equipment financing - Payments (ii)	1,444	960
Total	1,398	1,035

(i)	The additions are related to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.
(ii)	The additions to property and equipment above are presented to reconcile the acquisitions during the year with the amounts presented in the statement of cash flows net of items that did not impact cash flow.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

14.5.	Other information

At December 31, 2022, the Group recorded in cost of sales an amount of R$95 (R$131 at December 31, 2021) related to the depreciation of its machinery, buildings and facilities related to the distribution centers.

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

Software development costs recognized as assets are amortized over their useful lives (5 to 10 years). The weighted average amortization rate is 11.50%, beginning the amortization when the assets become operational.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

	Balance at 12.31.2021	Additions	Impairment	Amortization	Write-off	Remeasurement	Exchange rate changes	Transfer (**)	Assets held for sale or distribution	Balance at 12.31.2022

Goodwill	729	-	-	-	-	-	(40)	-	(148)	541
Tradename	3,385	-	(19)	-	-	-	(686)	-	(2,675)	5
Commercial rights (note 15.2)	51	-	-	(3)	-	-	(1)	3	(3)	47
Contractual rights	3	-	-	(1)	-	-	1	1	(3)	1
Software	1,144	230	-	(268)	(2)	-	(28)	125	(128)	1,073
	5,312	230	(19)	(272)	(2)	-	(754)	129	(2,957)	1,667
Lease-right of use:
Right of use Paes Mendonça (*)	413	-	-	(47)	(78)	20	-	(3)	-	305
Software	28	-	-	(3)	(11)	-	-	-	-	14
	441	-	-	(50)	(89)	20	-	(3)	-	319
Total	5,753	230	(19)	(322)	(91)	20	(754)	126	(2,957)	1,986
(*)	Correspond to the premium paid for the renewal of the agreement with Paes Mendonça to operate certain stores until 2048.

	Balance at 12.31.2020	Additions	Impairment	Amortization	Write-off	Remeasurement	Exchange rate changes	Transfer (**)	Balance at 12.31.2021

Goodwill	750	-	-	-	-	-	(21)	-	729
Tradename	3,731	-	(22)	-	-	-	(324)	-	3,385
Commercial rights (note 15.2)	47	4	-	-	-	-	-	-	51
Contractual rights	3	-	-	-	-	-	-	-	3
Software	1,030	228	-	(214)	(2)	-	(13)	115	1,144
	5,561	232	(22)	(214)	(2)	-	(358)	115	5,312
Lease-right of use:
Right of use Paes Mendonça (*)	567	-	-	(47)	-	43	-	(150)	413
Software	36	-	-	(8)	-	-	-	-	28
	603	-	-	(55)	-	43	-	(150)	441
Total	6,164	232	(22)	(269)	(2)	43	(358)	(35)	5,753
(*)	Correspond to the premium paid for the renewal of the agreement with Paes Mendonça to operate certain stores until 2048.
(**)	Right-of-use value of R$150 reclassified to assets held for sale (Note 32)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

	Balance at 12.31.2022			Balance at 12.31.2021
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	541	-	541	729	-	729
Tradename	5	-	5	3,385	-	3,385
Commercial rights (note 15.2)	47	-	47	54	(3)	51
Contractual rights	2	(1)	1	6	(3)	3
Software	2,116	(1,043)	1,073	2,165	(1,021)	1,144
	2,711	(1,044)	1,667	6,339	(1,027)	5,312
Lease-right of use:
Right of use Paes Mendonça	478	(173)	305	543	(130)	413
Software	120	(106)	14	170	(142)	28
	598	(279)	319	713	(272)	441
Total intangibles	3,309	(1,323)	1,986	7,052	(1,299)	5,753

15.1.	Impairment assessment on intangible assets with indefinite useful life, including goodwill

The impairment test of intangibles uses the same practices described in Note 14 Property and equipment.

For impairment testing purposes, goodwill acquired through business combinations and tradenames (brands) with indefinite life were allocated to a group of cash generating units, which correspond to our operating segments, used to be Brazilian retail and Éxito Group.

CGU’s recoverable value is calculated using the value in use based on estimated cash flow based on financial budgets approved by Board of Directors for the next three years. The discount rate used on our retail segment cash flow projections was 11.7% (10.6% in 2021), and the cash flows exceeding the three-year period are extrapolated using a 5.4% growth rate (4.8% on December 31, 2021).  Based on this analysis no impairment charges were recorded.

The Éxito Group discount rate applied to cash flow projections is 7.4% (and cash flows exceeding the three-year period are extrapolated using a growth rate of 3.7%) in Colombia. Based on this analysis, an impairment amounting R$(19) were recorded (R$(22) at December 31, 2021

Sensitivity analysis

Based on the probable scenario, a sensitivity analysis was made for a 0.5 percentage points increase / decrease in the discount rate and growth rate. In any combination, the value of the segment's cash flow is higher than its book value. As a result of this analysis, there was no need to record a provision for impairment of these assets.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

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

15.3.	Additions to intangible assets for cash flow presentation purposes:

	2022	2021

Additions	230	232
Intangible assets financing - Addition	(2)	-
Total	228	232

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

16.	Trade payables and agreement suppliers, net

	2022	2021

Product suppliers	2,618	6,285
Service suppliers	247	870
Bonuses from suppliers (note 16.2)	(337)	(383)
	2,528	6,772

Agreement suppliers (note 16.1)	595	3,306

16.1.	Agreement between suppliers, the Group and banks

The Group entered into certain agreements with financial institutions in order to allow suppliers to use the Group's lines of credit, and to anticipate receivables arising from the sale of goods and services.

These transactions were assessed by management that determined that they have commercial characteristics, since there are no changes to the original terms of the payables in relation to price and / or terms, including financial charges. The anticipation is also solely at the suppliers’ discretion. Additionally, there is no exposure to any financial institution individually related to these operations and these resulting liabilities are not considered net debt and have no restrictive covenants (financial or non-financial) related.

These balances are classified as "agreement suppliers" and payments are made to financial institutions under the same conditions as originally agreed with the supplier. As a result, all cash flow from these operations is presented as operational in the cash flow statement.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

17.	Borrowings and financing
17.1.	Debt breakdown

	Weighted average rate	2022	2021

Debentures and promissory note
Debentures, certificate of agribusiness receivables and promissory notes (note 17.4)	CDI + 1.71% per year	2,679	4,613
		2,679	4,613

Borrowings and financing
Local currency
Working capital	CDI + 1.87% per year	2,721	2,737
Working capital	TR + 9.80 % per year	9	11
Swap contracts (note 17.7)	CDI – 0.12% per year	-	(1)
Unamortized borrowing costs		(7)	(11)
		2,723	2,736
Foreign currency (note 17.5)
Working capital	USD + 2.12% per year	403	448
Working capital	IBR 1M + 1.45%	-	276
Working capital	IBR 3M + 1.6%	-	959
Credit letter		-	12
Swap contracts (note 17.7)	CDI + 1.70% per year	58	7

		461	1,702
Total		5,863	9,051

Non-current assets		-	1
Current liabilities		1,001	1,470
Non-current liabilities		4,862	7,582

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

17.2.	Changes in borrowings

At December 31, 2021	9,051
Additions	1,545
Accrued interest	971
Accrued swap	76
Mark-to-market	(4)
Monetary and exchange rate changes	(29)
Borrowing cost	13
Interest paid	(755)
Payments	(3,852)
Swap paid	(54)
Liabilities related to assets held for sale or distribution	(851)
Foreign currency translation adjustment	(248)
At December 31, 2022	5,863

At December 31, 2020	9,140
Additions	4,860
Accrued interest	500
Accrued swap	(7)
Mark-to-market	15
Monetary and exchange rate changes	20
Borrowing cost	15
Interest paid	(482)
Payments	(4,842)
Swap paid	(23)
Foreign currency translation adjustment	(145)
At December 31, 2021	9,051

17.3.	Maturity schedule of non-current borrowings and financing

Year

From 1 to 2 years	1,371
From 2 to 3 years	1,749
From 3 to 4 years	1,250
From 4 to 5 years	260
After 5 years	260
Subtotal	4,890

Unamortized borrowing costs	(28)
Total	4,862

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

17.4.	Debentures, Promissory Note and Certificate of Agribusiness Receivables

				Date				Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Financial charges	Unit price (in reais)	12.31.2022	12.31.2021

17th Issue of Debentures - CDB	No preference	2,000	-	01/06/20	01/06/23	CDI + 1.45% per year	-	-	2,075
18th Issue of Debentures – CBD (1st series) (*)	No preference	980	980,000	05/14/21	05/10/26	CDI + 1.70% per year	1,020	1,000	994
18th Issue of Debentures – CBD (2nd series) (*)	No preference	520	520,000	05/14/21	05/10/28	CDI + 1.95% per year	1,021	531	527
5th Issue of Promissory Notes – CBD (1st series)	No preference	500	500	07/30/21	07/30/25	CDI + 1.55% per year	1,179,744	590	517
5th Issue of Promissory Notes – CBD (2nd series)	No preference	500	500	07/30/21	07/30/26	CDI + 1.65% per year	1,181,391	591	517
Borrowing cost							-	(33)	(17)
								2,679	4,613

Current liabilities								21	1,089
Non-current liabilities								2,658	3,524

(*)	Each series of the 18th issue matures in two installments, with the 1st series maturing on 05/10/25 and 05/10/26 and the 2nd series on 05/10/27 and 05/10/28.

(**)	The 17th issue of debentures was settled in advance on September 16, 2022 with part of the proceeds from the sale of stores (note 1.1), as authorized in the respective indenture

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

GPA issues debentures to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

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

On December 31, 2022 the Group has loans in foreign currencies (US dollar) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments.

17.6.	Guarantees

The Group has signed promissory notes for some loan contracts.

17.7.	Swap contracts

The Group uses swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective to protect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate in December 2022 was 12.39% (4.42% as of December 31, 2021).

17.8.	Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies and working capital, the Company is required to maintain certain debt financial covenants. In connection of the reorganization disclosed in note 1.1, certain conditions were renegotiated. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At December 31, 2022, GPA complied with these ratios.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

18.	Financial instruments

The main financial instruments and their carrying amounts, by category, are as follows:

	Carrying amount
	2022	2021

Financial assets:
Amortized cost
Cash and cash equivalents	3,751	8,274
Related parties - assets	301	517
Trade receivables and other receivables	1,314	1,589
Others assets	-	9
Fair value through profit or loss
Financial instruments – Fair value hedge	-	1
Financial instruments about lease – Fair value hedge	-	9
Suppliers’ financial instruments – Fair value hedge	-	15
Others assets	-	2
Fair value through other comprehensive income
Trade receivables - credit card companies and sales vouchers	109	95
Others assets	-	28
Financial liabilities:
Other financial liabilities - amortized cost
Related parties – liabilities	(358)	(467)
Trade payables	(3,123)	(10,078)
Financing for purchase of assets	(112)	(250)
Debentures and promissory notes	(2,679)	(4,613)
Borrowings and financing	(2,714)	(3,973)
Lease	(4,037)	(6,118)
Fair value through profit or loss
Borrowings and financing (Hedge accounting underlying)	(412)	(459)
Financial instruments – Fair Value Hedge – liabilities side	(58)	(7)
Financial instruments about lease – Fair value hedge – liabilities side		-
Suppliers financial instruments - Fair value hedge - liabilities side	-	(1)
Disco Group put option (*)	-	(701)
(*)	See note 18.3.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

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

The main objective of the Group’s capital management is to ensure that the Group maintain its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Group manages the capital structure and makes adjustments taking into account changes in the economic conditions. There were no changes to the objectives, policies and processes during the period ended December 31, 2022.

The Group capital structure is as follows:

	2022	2021

Cash and cash equivalents	3,751	8,274
Trade receivables	417	832
Financial instruments – Fair value hedge	(58)	17
Borrowings, financing and debentures	(5,805)	(9,045)
Net financial debt	(1,695)	78
Shareholders’ equity	(13,733)	(16,380)

Net debt to equity ratio	12%	0,005%

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

(v)	Liquidity risk management

The Group manages liquidity risk through the daily analysis of cash flows and maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Group’s financial liabilities as at December 31, 2022.

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,476	6,426	278	8,180
Lease liabilities	912	2,999	3,164	7,075
Trade payables	3,123			3,123
Total	5,511	9,425	3,442	18,378

(vi)	Derivative financial instruments

Swap transactions are designated as fair value hedges, with the objective to hedge the exposure to changes in foreign exchange rates and fixed interest rates (U.S. dollars), converting the debt into domestic interest rates and currency.

At December 31, 2022 the notional amount of these contracts was R$469 (R$469 at December 31, 2021. These transactions are usually contracted under the same terms of amounts, maturities, and carried out with the financial institution of the same economic group, observing the limits set by Management.

According to the Group’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” and “forwards” transactions to hedge against debts.

The Group calculates the effectiveness of hedge transactions at the inception date and on a continuing basis. Hedge transactions contracted in the year ended December 31, 2022 were effective in relation to the covered risk. For derivative transactions that qualify as hedge accounting, the debt, which is the hedged item, is also adjusted to fair value.

		Notional value		Fair value
		2022	2021	2022	2021
Fair value hedge
Hedge object (debt)		469	469	412	459

Long position (buy)
Prefixed rate	TR + 9.80% per year	22	22	9	11
US$ + fixed	USD + 2.12% per year	447	447	403	448
		469	469	412	459
Short position (sell)
	CDI + 1.67% per year	(469)	(469)	(470)	(465)

Hedge position - asset				-	1
Hedge position - liability		-	-	(58)	(7)
Net hedge position		-	-	(58)	(6)

Realized and unrealized gains and losses on these contracts during the year ended December 31, 2022 are recorded as financial income or expenses and the balance payable at fair value is R$58 (payable from R$6 as of December 31, 2021). Assets are recorded as “Financial instruments” and liabilities as “Borrowings and financing”

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

v)	Fair value of derivative financial instruments

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

For the probable scenario, weighted exchange rate was R$5.47 on the reporting date, and the interest rate weighted was 13.73% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges objects, indicating that the effects are not significant.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

The Group disclosed the net exposure of the derivative financial instruments, each of the scenarios mentioned above in the sensitivity analysis as follows:

(i)	Other financial instruments

Transactions	Risk (CDI variation)	Balance at 2022	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	CDI-0.12% per year	(8)	(1)	(1)	(1)
Fair value hedge (exchange rate)	CDI+1.70% per year	(462)	(57)	(62)	(52)
Debentures and promissory notes	CDI+1.71% per year	(2,711)	(404)	(439)	(368)
Bank loans	CDI+1.88% per year	(2,721)	(333)	(362)	(303)
Total borrowings and financing exposure		(5,902)	(795)	(864)	(724)

Cash and cash equivalents (*)	101.38% of CDI	3,573	486	534	438
Net exposure		(2,329)	(309)	(330)	(286)

(*)	Weighted average

18.3	Fair value measurements

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

	Carrying amount	Fair value
	12.31.2022	12.31.2022	Level
Financial assets and liabilities
Trade receivables with credit card companies and sales vouchers	109	109	2
Cross-currency interest rate swap	(58)	(58)	2
Borrowings and financing (FVPL)	(412)	(412)	2
Borrowings and financing and debentures (amortized cost)	(5,393)	(5,268)	2

Total	(5,754)	(5,629)

There were no changes between the fair value measurements hierarchy levels during the year ended December 31, 2022.

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

The outstanding derivative financial instruments are presented in the table below:

Risk	Notional (millions)	Due date	2022	2021

Debt
USD – BRL	US$ 50	2023	(35)	(7)
USD – BRL	US$ 30	2024	(23)	-
Interest rate – BRL	R$ 21	2026	-	1
Derivatives – Fair value hedge			(58)	(6)

The effects of the fair value hedge recorded in the Statements of Income for the year ended December 31, 2022 resulted in a loss of R$83 (gain of R$105 as of December 31, 2021).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

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

19.1 Taxes and contributions payable and taxes payable in installments are as follows:

	2022	2021

Taxes payable in installments - Law 11,941/09 (ii)	109	177
Taxes payable in installments – PERT(i)	110	115
ICMS	130	82
Provision for income tax and social contribution	51	17
Other	18	66
Taxes payable – Éxito Group	-	276
	418	733

Current	363	580
Non-current	55	153

(i)	In 2017, the Group decided to include certain federal tax debts in the Special Program on Tax Settlements – PERT (“PERT Program.”) The program allows the payment of certain taxes in monthly installments, and granted discounts on interest and penalties. The Group included tax debts related to (i) tax assessments over purchase transactions, manufacturing and exports sales of soil beans (PIS/COFINS), (ii) non-validation of tax offsets (IRPJ, PIS/COFINS); and other tax debts previously classified as possible risks related mainly to CPMF(Contribuição provisória sobre movimentação financeira) and other claims. The PERT liability is being settled in monthly installments up to 12 years. The Group is in compliance with the obligations assumed under the PERT Program.
(ii)	Federal tax installment payment program, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, a special federal tax and social security debt installment program, for debts overdue until November 2008, which granted several benefits to its participants, such as reduction of fines, interest rates and penalties, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months, use of restricted deposits linked to the claim to reduce the balance. The program also allows the gains arising from reduction of fines and penalties not to be taxable for income taxes purposes. The Group is in compliance with the terms and conditions of these tax payment program.

19.2	Maturity schedule of taxes payable in installments in non-current liabilities:

From 1 to 2 years	28
From 2 to 3 years	13
From 3 to 4 years	14

55

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

20.	Income tax and social contribution

Current income tax and social contribution

Current income tax and social contribution assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those enacted or substantially enacted at the balance sheet date.

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income, at the statutory rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$240,000 for IRPJ, and 9% for CSLL, and it is paid by each legal entity. According to tax legislation in Brazil there is not a Group´s Corporate Tax Return, and each legal entity have its own tax obligations. After an unfavorable decision by the STF, in February 2023, regarding the limits of the res judicata, with modulation for the application of its effects from September 2007, the Company becomes a Social Contribution taxpayer from the rate of 9%, which must be added to the Income Tax rate of 25% to make a total of 34%.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

20.1	Income tax and social contribution effective rate reconciliation

	2022	2021	2020

Income (loss) before income tax and social contribution (Continued operations)	(1,315)	(570)	629
Credit (expense) of Income tax and social contribution expense at the nominal rate	447	143	(198)
Tax penalties	(10)	(14)	(11)
Share of profit of associates	(51)	(14)	28
Interest on own capital	24	114	(78)
Tax benefits	11	4	12
Sendas spin-off	-	-	(74)
Tax Credits (*)	113	143	-
Subsidy for investments (**)	138	427	-
Tax on results earned abroad	(9)	(7)	-
Provision for non-realization of tax losses	-	(51)	-
Recognition of Negative Base - CSLL (***)	(180)	-	-
Other permanent differences	(29)	(20)	3
Effective income tax and social contribution expense	454	725	(318)

Credit (expense) income tax and social contribution expense for the year:
Current	174	192	(131)
Deferred	280	533	(187)
Credit (expense) income tax and social contribution expense	454	725	(318)
Effective rate	34.52%	127.19%	50,56%
(*)	In September 2021, the Federal Supreme Court (STF) ruled, in terms of general repercussion, for the unconstitutionality of the collection of IRPJ and CSLL on amounts related to Selic interest arising from tax overpayments. Indeed, in 2021, the Company recorded income tax credits in the amount of R$238, of which R$18 was recorded under Recoverable Taxes and R$220 in the reversal of deferred income tax liabilities. In 2022 other tax overdue items were recorded by the Company, with an IRPJ and CSLL effect of R$112.
(**)	Certain Company operations benefit from state tax incentives which, pursuant to article 30 of Law No. 12,973/14 and Complementary Law No. 160/17, could be characterized as investment subsidies.
(***)	As mentioned in notes 20 and 21, the STF decided by the limits of the res judicata leading the Company to be subject to a global rate of 34% for income tax and CSLL. Thus, the effects above represent: i) the effect of the contingency recorded on the matter, and ii) the estimate of the balances of negative basis (net operating losses) of CSLL and taxes on profits abroad considering the new rate.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

20.2	Breakdown of deferred income tax and social contribution

	2022			2021
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	987	-	987	1,145	-	1,145
Provision for risks	723	-	723	397	-	397
Goodwill tax amortization	-	(381)	(381)	-	(481)	(481)
Mark-to-market adjustment	-	(14)	(14)	-	(7)	(7)
Fixed assets, tradename and investment property	-	(322)	(322)	-	(1,710)	(1,710)
Unrealized gains with tax credits	-	(393)	(393)	-	(239)	(239)
Net adjustments of IFRS 16	273	-	273	285	-	285
Cash flow hedge	-	-	-	-	(7)	(7)
Other	49	-	49	96	-	96
Presumed profit on equity of Éxito	-	-	-	167	-	167
Deferred income tax and social contribution	2,032	(1,110)	922	2,090	(2,444)	(354)

Off-set assets and liabilities	(1,110)	1,110		(1,509)	1,509	-
Deferred income tax and social contribution assets/(liabilities), net	922	-	922	581	(935)	(354)

Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income. This assessment was based on information from the strategic planning report previously approved by the Group’s Board of Directors.

The Company estimates the recovery of the deferred tax assets as follows:

Up to one year	318
From 1 to 2 years	131
From 2 to 3 years	130
From 3 to 4 years	118
From 4 to 5 years	144
Above 5 years	1,191
2,032

20.3	Movement in deferred income tax and social contribution

	2022	2021	2020
Opening balance	(354)	(1,034)	(858)
Credit (expense) for the year – Continuing operations	280	533	(291)
Credit (expense) for the year - Discontinued operations	(851)	143	214
Exchange rate changes	231	13	(188)
Assets held for sale or distribution and discontinued operations	1,016	-	-
Deconsolidation - Sendas	-	-	91
Other	-	(9)	(2)
Recognition of Negative Base - CSLL (*)	600	-	-
Fair value - exchange of shares (**)	(227)	-	-
Liabilities related to assets held for sale or distribution	227	-	-
At the end of the period	922	(354)	(1,034)
(*)	As mentioned in notes 20 and 21, the STF decided by the limits of the res judicata leading the Company to be subject to a global rate of 34% for income tax and CSLL. Thus, the effects above represent: i) the effect of the contingency recorded on the matter, and ii) the estimate of the balances of negative basis (net operating losses) of CSLL and taxes on profits abroad considering the new rate.
(**)	At December 31, 2022, the company recorded the deferred income tax liability on this amount due to the segregation plan of the operations of Grupo Éxito

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

21.	Provision for risks

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

The provision for risks is estimated by the Group’s management, supported by its legal counsel, for an amount considered sufficient to cover probable losses.

	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2021	845	361	236	1,442
Additions	1,030	580	92	1,702
Payments	(61)	(188)	(119)	(368)
Reversals	(40)	(119)	(20)	(179)
Monetary adjustment	58	49	38	145
Exchange rate changes	(15)	(3)	(6)	(24)
Liabilities related to assets held for sale or disdistribution	(56)	(12)	(21)	(89)
Balance at December 31, 2022	1,761	668	200	2,629

	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2020	937	303	145	1,385
Additions	136	180	161	477
Payments	(22)	(82)	(57)	(161)
Reversals	(219)	(77)	(44)	(340)
Monetary adjustment	21	38	34	93
Exchange rate changes	(8)	(1)	(3)	(12)
Balance at December 31, 2021	845	361	236	1,442

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

21.1	Tax

As per prevailing legislation, tax claims are subject to monetary restatement, which refers to an adjustment to the provision for tax claims according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and penalties, when applicable, were computed and fully provisioned.

The main provisioned tax claims are as follows:

Social Contribution on Net Income

Since 1992 the Company had a res judicata decision regarding the non-payment of Social Contribution over Profit. Since then, the Company evaluated the assessments related to this issue as Remote risk, based on the evaluation of its legal advisors.

The Federal Supreme Court decided for the limitation of the res judicata and modulated its effects to reach taxable events as from September 2007. Company revaluated the assessment notices for periods after the mentioned date, leading to the recognition of a provision for contingencies in the amount of R$600.

As mentioned in note 20.1, the Company estimated the recalculated the balances of negative basis, temporary differences and taxes on profits abroad considering the new tax rate, representing a gain of R$312.

In summary, Company recorded in 2022 a provision for contingencies in the amount of R$600 and , deferred tax credits from negative basis, temporary differences and taxes on profits abroad of R$312, resulting in a net Social Contribution expense of R$288, of which R$180 in continued operations and R$108 in discontinued.

ICMS

There are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions the Group accrued R$329 (R$292 in December 2021) representing the estimation of probable loss evaluated by management based on documentation evidence aspect of the claims In addition to this matter, the Company has received assessments related to the disallowance of electric energy credits. After the judgment of the Federal Supreme Court, which dismissed the lawsuit related to the matter, under the allegation that it is a matter of infra-constitutional law, the Company evaluated and concluded for a provision of R$285 of the lawsuits because it understands that the chances were reduced.

Supplementary Law 110/2001

The Group claims in court the eligibility to not pay to the Government Severance Indemnity Fund for Employees (FGTS) costs. The accrued amount as of December 31, 2022 is R$51 (R$51 in December 31, 2021).

Other tax claim

According to the assessment of its external legal counsel, were provisioned by the Group refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) undue credit (iii) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (iv) IPI requirement on the resale of imported products; (v) discussions related to IPTU (vi) other minor claims. The amount accrued for these claims as of December 31, 2022 was R$380 (R$497 as of December 31, 2021).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

Indemnification with Sendas

The Company is responsible for the legal proceedings of Sendas Distribuidora prior to Assai's activity. At December 31, 2022, the accrued amount of tax lawsuits is R$24, of which R$3 is tax, R$12 labor and R$9 civil (R$96 at December 31, 2021).

21.2 Labor and social security taxes

The Group is part in various labor lawsuits mainly due to termination of employees in the ordinary course of business. At December 31, 2022, the Group recorded a provision of R$668 (R$361 as of December 31, 2021). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when the related amounts can be reasonably estimated, based on past experiences in relation to the amounts claimed.

21.3 Civil and others

The Group is part in civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. Management records a provision for amounts it considers sufficient to cover unfavorable court decisions, when its internal and external legal counsels assess that a negative outcome is probable.

Among these lawsuits, we highlight the following:

•	The Group is part in various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Group recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the owner of the property, when its internal and external legal counsels assessed that it is probable that such difference will be actually paid by the Group. As of December 31, 2022, the amount accrued for these lawsuits is R$46 (R$100 as of December 31, 2021), for which there are no corresponding restricted deposits.

•      The Group is part of claims related to penalties applied by regulatory agencies, from the Federal, State and Municipal Administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Management, with the assistance of its legal counsels, assessed these claims, and recorded a provision. On December 31, 2022 the amount accrued for this provision is R$83 (R$56 on December 31, 2021).

•      In relation to the provisioned amounts remaining for other civil jurisdiction claims on December 31, 2022, it is an accrual of R$71 (R$50 on December 31, 2021).

Total civil lawsuits and other claims as of December 31, 2022 amount to an accrual of R$200 (R$236 as of December 31, 2021).

21.4	Possible contingent liabilities

The Group is part of other litigations for which an outcome has been assessed by Management with the support of legal advisors as possible, therefore, the Group has not recorded a provision. Possible losses amounted to R$12,459 as of December 31, 2022 (R$12,123 on December 31, 2021), and are mainly related to:

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

•	INSS (Social Security Contribution) –The Group was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, totaling R$616, as December 31, 2022 (R$576 as of December 31, 2021). The claims are under administrative and court discussions. The Company has been following the development of these issues, and together with its legal advisors, has concluded that the elements until now do not require to record a provision for losses.
•	IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – Group has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$830 as of December 31, 2022 (R$750 as of December 31, 2021).
•	COFINS, PIS and IPI – the Group has been challenged about offsets of IPI credits acquired from third parties with a final and an-appeal over the decision, fine for failure to comply with accessory obligations, taxation of discounts received from suppliers, disallowance of COFINS and PIS credits, among other minor claims. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$4,625 as December 31, 2022 (R$4,662 as of December 31, 2021).
•	ICMS – The Group received tax assessment notices by the State tax authorities in relation to: (i) utilization of energy bills credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) purchases of merchandise for resale (own ICMS); (iv) resulting from financed sales; and (v) among other matters. The total amount of these assessments is R$5,901, as of December 31, 2022 (R$5,660 as of December 31, 2021), which await a decision at the administrative and court levels.
•	Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, penalties for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$131 as December 31, 2022 (R$142 as of December 31, 2021), which await decision at the administrative and court levels.
•	Other litigations – these refer to administrative proceedings and lawsuits in which the Group claims the renewal of rental agreements and setting of rents according to market values in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, totaling R$356 as December 31, 2022 (R$327 as of December 31, 2021).

The Group is part of other tax claims, including the improper tax deduction of goodwill amortization, for which, based on the management’s understanding and assessment of external legal counsel, the Group has the right for an indemnization from its former and current shareholders, related to the years 2007 to 2013. These assessments amounted to R$1,922 on December 31, 2022 (R$1,467 on December 31, 2021).

The Group is responsible for the legal processes of GLOBEX prior to the association with Casas Bahia (Via Varejo). As of December 31, 2021, the amount involved in tax proceedings is R$419 (R$474 as of December 31, 2021).

The Company is responsible for the legal proceedings of Sendas Distribuidora prior to the Assai activity. At December 31, 2022, the amount involved is R$1,352, of which tax R$1,309 and civil and others R$43 (R$1,279 of which R$1,234 in tax and R$36 in civil at December 31, 2021).

The Group engages external legal counsels to represent it in the tax assessments, whose fees are contingent on the final outcome of the lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of December 31, 2022 the estimated amount, in case of success in all lawsuits, is approximately R$142 (R$157 as of December 31, 2021).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

21.5	Restricted deposits for legal proceedings

The Group is challenging the payment of certain taxes, contributions and labor-related obligations and has made restricted deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Group has recorded restricted deposits as follows.

	2022	2021

Tax	210	206
Labor	483	498
Civil and other	66	27
Total	759	731

21.6	Guarantees

Lawsuits	Property and equipment		Letter of Guarantee		Total
	2022	2021	2022	2021	2022	2021

Tax	572	723	9,685	9,924	10,257	10,647
Labor	-	-	1,000	1,153	1,000	1,153
Civil and other	9	9	414	495	423	504
Total	581	732	11,099	11,572	11,680	12,304

The cost of letter of guarantees is approximately 0.4% per year of the amount of the lawsuits and is recorded as financial expense.

21.7	Deduction of ICMS from the calculation basis for PIS and COFINS

The Group has claimed the right to deduct ICMS taxes from the calculation basis of PIS and COFINS. On March 15, 2017, the Supreme Court ruled that ICMS should be excluded from the calculation basis of PIS and COFINS. The Attorney General's Office of the National Treasury (PGFN), appealed against this decision, aiming the modulation of its effects and clarification of the ICMS value that should, after all, be object of suppression from the PIS and COFINS basis of calculation.

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

Similarly, Via obtained a favorable decision in May, 2020, which includes amount for which GPA is entitled to be reimbursed for, according to the terms of the association agreement signed between GPA and the Klein family in the transaction that created Via. The periods which GPA is entitled to be reimbursed relate to the subsidiary Globex (that was merged in the formation of Via) for the years between 2003 and 2010. CBD has already recognized in fiscal year 2020, R$231 of a receivable with Via and R$278 in 2022. The related gain was recognized in net income from discontinued operations.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

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

As communicated to the market, on July 7, 2021, the parties reached an agreement to amicably resolve past disputes and terminate the Proceedings. The agreement improved the Agreements, maintaining the long-term lease term of 20 years, renewable for another 20 years at CBD's discretion, but introduced new rules that are more adapted to the current market, which allow for the optimization of the use of properties and bring potential for gain for both Parties with the best use of real estate spaces. As a result of this agreement, the Company recorded in the 2021 result the amount of R$17 in other operating expenses, in addition to the remeasurement related to contractual changes in accordance with IFRS 16.

21.9	Via

The Company ceased to exercise corporate control over Via in June 2019. In the 2nd quarter of 2021, Via took certain measures and fully replaced the guarantees that had been provided to third parties by GPA in favor of that company, with no further obligations remaining of GPA on this matter. The Operating Agreement previously signed expired in October 2021 and is therefore terminated. Via still uses the Extra brand for the sale of products under the Extra Brand Usage License Agreement, which allows Via to carry out e-commerce activities through the Extra.com domain. With the termination of the Operating Agreement, GPA can also promote electronic commerce in electronics on any platforms.

GPA, together with Sendas, Via and Itaú Unibanco are partners in Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”). CBD is the holder of a claim against Via arising from a final and unappealable tax action, the amounts of which are being calculated by a specialized company hired by the parties involved, as well as being responsible, on the other hand, for any supervenience liabilities incurred up to a certain date, if final and unappealable, on behalf of the former Globex.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

The Group as lessee

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

Variable rents are recognized as income in the years in which they are earned.

Aging of leases liability:

Leasing contracts totaled R$4,037 as of December 31, 2022 (R$6,118 as of December 31, 2021), as presented in the following table:

	2022	2021

Lease liability – minimum lease payments:
Up to 1 year	490	895
1 - 5 years	1,766	2,807
Over 5 years	1,781	2,416
Present value of finance lease agreements	4,037	6,118

Future financing charges	3,038	2,983
Gross amount of finance lease agreements	7,075	9,101

The interest expense on lease liabilities is presented in note 28 The average incremental borrowing rate of the Group at the date of signing the agreements was 10.15% in the year ended December 31, 2022 (8.89% in 2021 and 9.41% in 2020).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

22.2	Movement of lease liabilities

At December 31, 2021	6,118
Additions	433
Remeasurement	736
Accrued interest	606
Payments	(1,378)
Anticipated lease contract termination	(278)
Exchange rate changes	(391)
Liabilities on Non-Current Assets for Sale or distribution	(1,809)
At December 31, 2022	4,037

Current	490
Non-current	3,547

At December 31, 2020	8,374
Additions	239
Remeasurement (*)	(417)
Accrued interest	739
Payments	(1,523)
Anticipated lease contract termination	(1,022)
Exchange rate changes	(210)
Liabilities on Non-Current Assets for Sale	(62)
At December 31, 2021	6,118

Current	895
Non-current	5,223

(*)	(R$1,170) is related to the remeasurement of the leasing liability of the 50 stores delivered to Sendas in 2022 and the remaining amount is related to the monetary restatement of the rental contracts.

22.3	Lease expense on variable rents, low value assets and short-term agreements

	2022	2021	2020
Expenses (income) for the year:
Variable (0.1% to 4.5% of sales)	61	55	40
Sublease rentals (*)	(135)	(241)	(196)
(*)	Refers to revenues from lease agreements from commercial shopping malls and spaces rented in the stores.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

23.	Deferred revenues

The Group received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the subsidiary Sendas received amounts for the rental of back lights for exhibition of products from certain suppliers at its stores.

	2022	2021

Deferred revenue in relation to sale of real estate property	25	30
Additional or extended warranties	-	11
Services rendering agreement	50	11
Revenue from credit card operators and banks	129	106
Gift Card	47	182
Others	2	108
	253	448

Current	156	383
Non-current	97	65

24.	Shareholders’ equity
a.	Capital stock

The subscribed and paid-up capital as of December 31, 2022 is represented by 270,139 (269,376 as of December 31, 2021) in thousands of registered shares with no par value. At December 31, 2022, capital is R$ 5,861 (R$ 5,859 at December 31, 2021).

The Company is authorized to increase its capital stock up to the limit of 400,000 shares, regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors.

At the Board of Directors’ Meetings held on February 23, 2022, March 28, 2022, April 29, 2022, July 27,22, November 3, 2022, December 12, 22 and December 23, 2022, it was approved a capital increase totaling R$2(R$ 9 at December 31, 2022) through the issuance of 763 thousand shares (1,024 at December 31, 2022)

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

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

The following describes the Stock Option Plans on December 31, 2022.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

Compensation Plan

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

Options granted to a participant vest on a period of 36 (thirty six) months from the date of grant ("Grace Period"), except with formal authorization by the Company, and may only be exercised in the period beginning on the first day of the 36 (thirty-sixth) month from the date of grant, through the 42 (forty-second) month from the date of grant ("Exercise Period").

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

Participants may exercise the options in full or in part, in one or more times, by the formalization of the exercise.

The options exercise price shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

Information on the plans are summarized below:

					2022
					Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Expired	Outstanding

B6	05/31/2019	05/31/2022	0.01	462	(400)	(35)	(27)	-
C6	05/31/2019	05/31/2022	17.39	359	(190)	(153)	(16)	-
B7	01/31/2021	05/31/2023	0.01	673	(345)	(105)	-	223
C7	01/31/2021	05/31/2023	12.60	497	(161)	(119)	-	217
B8	05/31/2022	05/31/2023	0.01	1,617	(347)	-	-	1,270
C8	05/31/2022	05/31/2023	17.28	1,328	-	-	-	1,328
				4,936	(1,443)	(412)	(43)	3,038

According to the terms of the series plans, each option gives its beneficiary the right to purchase one share of the Company's stock. In both plans, the vesting period is 36 months, always measured from the date on which the Board of Directors approved the issuance of the respective series of options. The stock options may be exercised by their beneficiaries within 6 months after the end of the vesting period of the respective grant date. The condition for the options to be exercisable (vested) is that the beneficiary must remain an employee of the Company. The series are different, exclusively, in the exercise price of the options and in the existence or not of a restriction of selling after vesting.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the Company.

At December 31, 2022 there were 160 thousands treasury preferred shares which may be used upon exercised of the options granted in the plan. The preferred share market price was R$16.52 per share.

The table below shows the dilutive effect if all options granted were exercised:

	2022	2021

Number of shares	270,139	269,376
Balance of effective stock options granted	3,038	1,412
Maximum percentage of dilution	1.12%	0.52%

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B6 and C6 series: (a) dividend expectation of 0.67%, (b) volatility expectation of nearly 32.74% and (c) the weighted average interest rate of 7.32.%.

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B7 and C7 series: (a) dividend expectation of 1,61%, (b) volatility expectation of nearly 37.09% and (c) the weighted average interest rate of 5.47%.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B8 and C8 series: (a) dividend expectation of 4.50%, (b) volatility expectation of nearly 43.48% and (c) the weighted average interest rate of 11.96%.

The expectation of remaining average life of the series outstanding at December 31, 2022 is 2.13 year (1.06 year at December 31, 2021). The weighted average fair value of options granted at December 31, 2022 was R$12.80 (R$16.02 at December 31, 2021).

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

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term

At December 31, 2021
Granted during the period	1,225	22.37
Cancelled during the period	(55)	10.50
Exercised during the period	(1,157)	7.65
Expired during the period	(69)	11.57
Outstanding at the end of the period	1,412	5.71	1.06
Total to be exercised at December 31, 2021	1,412	5.71	1.06

At December 31, 2022
Granted during the period	2,945	7.80
Cancelled during the period	(291)	10.82
Exercised during the period	(985)	1.94
Expired during the period	(43)	6.34
Outstanding at the end of the period	3,038	8.46	2.13
Total to be exercised at December 31, 2022	3,038	8.46	2.13

The amounts recorded in the Statements of Income, for the year ended December 31, 2022 were R$27 (R$36 as of December 31, 2021 and R$23 as of December 2020).

24.1.	Other comprehensive income

Exchange variation of foreign subsidiaries

The exchange rate differences arising from the translation are recognized in other comprehensive income (“OCI”).Cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) denominated in Colombian Pesos to Brazilian Reais, corresponding to the investment in the subsidiary Éxito, and denominated in Euros to Reais corresponding to the investment associate in Cnova N.V. The effect was R$2,334 (R$1,116 at December 31, 2020).

24.2.	Governmental incentive reserve

As mentioned in note 20.1, many of the tax incentives granted by the States started to be characterized as subsidies for investments, not achieved by the taxation of income tax and social contribution.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

The respective amounts of these incentives must be allocated, in shareholders' equity, in a tax incentive reserve account. As provided for in article 30 of Law No. 12,973/14, said reserve may be used to absorb losses, provided that the other profit reserves have already been fully absorbed, with the exception of the legal reserve, or to increase capital.

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

In December 2021, the Company allocated another R$2,282 to reserve tax incentives to be approved at the Extraordinary General Meeting, accumulated basis of the credit amount recorded in the income tax for the year, being subject of reduction in the dividend base of the year the portion related to 2021 (note 20.1)

In December 2022, the Company allocated an additional R$613 to subsidy reserve, of which R$235 refers to tax incentives generated in years prior to 2022 transferred from the expansion reserve and R$378 to be constituted as profits are earned in subsequent periods.

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

Management proposed dividends to be distributed in the amount of R$81 (R$0.3013 cents per share), as shown below, considering that there were no anticipations of interest on equity in the fiscal year 2021. There was no basis for constituting the minimum mandatory dividends in 2022:

	Proposed dividends
	2022	2021	2020

Net (loss) income for the year	(172)	802	2,179
Legal reserve	-	(40)	(109)
Governmental subsidy reserve	-	(438)	(9)
Calculation basis of dividends	-	324	2,061
Mandatory minimum dividends – 25%	-	81	515

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

24.4.	Dividends distributed to non-controlling interests.

The Company, through its subsidiary Éxito, has investments with non-controlling interest in some real estate projects and in Grupo Disco del Uruguay S.A., as detailed in Note 12. On December 31, 2022 dividends in the amount of R$225 were declared to the non-controlling interests (R$207 at December 31, 2021).

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

	2022	2021	2020
		Note 2	Note 2
Gross sales
Goods	18,392	17,261	17,513
Services rendered	289	266	185
Sales returns and cancellations	(150)	(128)	(77)
	18,531	17,399	17,621

Taxes on sales	(1,210)	(1,101)	(825)

Net operating revenue	17,321	16,298	16,796

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

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

	2022	2021	2020
		Note 2	Note 2

Cost of inventories	(12,047)	(10,972)	(10,959)
Personnel expenses	(2,227)	(2,220)	(2,263)
Outsourced services	(301)	(389)	(393)
Overhead expenses	(748)	(653)	(716)
Commercial expenses	(586)	(514)	(588)
Other expenses	(407)	(461)	(556)
	(16,316)	(15,209)	(15,475)

Cost of sales	(13,019)	(11,942)	(11,939)
Selling expenses	(2,699)	(2,572)	(2,809)
General and administrative expenses	(598)	(695)	(727)
	(16,316)	(15,209)	(15,475)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

27.	Other operating expenses, net

Other operating income and expenses correspond to the effects of major or nonrecurring events occurred during the year that do not meet the definition for the other Statements of Income lines.

	2022	2021	2020
		Note 2	Note 2

Tax installments and other tax risks	(141)	27	(306)
Restructuring expenses (i)	(315)	(263)	(298)
Gain on disposal of property and equipment(ii)	23	57	518
Corporate reorganization (iii)	-	-	513
Prevention spending – Covid-19 (iv)	-	-	(84)
Others	(1)	11	-
Total	(434)	(168)	343
(i)	Amounts related to restructuring expenses in the Brazilian operations.
(ii)	In 2020, the net gain on disposal of fixed assets was mainly impacted by Sale and Leaseback operations in the amount of R$187, disposal of 3 stores in the city of Curitiba in the amount of R$68 and the disposal of 2 non-core properties in the city of São Paulo in the amount of R$190.
(iii)	Gain related to the revaluation of the interest retained in FIC (50% of the interest held in GPA was transferred to Sendas at fair value price).
(iv)	The expenses incurred as consequence of the pandemic refer to the purchase of individual protection items and adaptation of the stores, expenses with overtime, expenses with internal and external communication, incremental expenses with transportation and with cleaning and sanitation services.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

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

	2022	2021	2020
		Note 2	Note 2
Finance expenses:
Cost of debt	(863)	(441)	(319)
Cost of the discounting of receivables	(53)	(2)	(1)
Monetary restatement loss	(148)	(93)	(91)
Interest on lease liabilities	(393)	(317)	(301)
Other finance expenses	(71)	(90)	(92)
Total financial expenses	(1,528)	(943)	(804)

Financial income:
Income from short term instruments	137	78	60
Monetary restatement gain (*)	640	238	406
Other financial income	1	4	4
Total financial income	778	320	470

Total	(750)	(623)	(334)
(*)	In 2022, the amount of R$201 was recorded referring to the monetary restatement of the refund of ICMS-ST. In 2021, the Company recorded a credit of R$109, referring to the monetary restatement of the tax credit for the exclusion of ICMS from the PIS and COFINS calculation bases. (R$345 at December 2020).

The gains or losses on derivative financial instruments are recorded as cost of debt and disclosed in Note 18.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

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

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	2022	2021	2020
		Note 2	Note 2
Basic numerator
Net income (loss) allocated to controlling shareholder – continuing operations	(863)	158	322
Net income (loss) allocated to controlling shareholder - discontinued operations	691	644	1,857
Net income allocated to controlling shareholder	(172)	802	2,179

Basic denominator (millions of shares)
Weighted average of shares	269	269	268

Basic earnings (loss) per share (R$) – continuing operations	(3.20372)	0.58803	1.20182
Basic earnings (loss) per share (R$) – discontinued operations	2.56521	2.39678	6.93101
Basic earnings per share (R$) – total	(0.63851)	2.98481	8.13283

Diluted numerator
Net income (loss) allocated to ordinary controlling shareholders – continuing operations	(863)	158	322
Net income (loss) allocated to ordinary controlling shareholders - discontinued operations	691	644	1,857
Net income allocated to ordinary controlling shareholders	(172)	802	2,179

Diluted denominator
Weighted average of outstanding shares (in millions)	269	269	268
Stock option (in millions)	-	-	1
Diluted weighted average of outstanding shares (millions)	269	269	269

Diluted earnings (loss) per share (R$) – continuing operations	(3.20372)	0.58716	1.20008
Diluted earnings (loss) per share (R$) – discontinued operations	2.56521	2.39324	6.92096
Diluted earnings per share (R$) – total	(0.63851)	2.98040	8.12104

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

30.	Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

Management considers that it has only one segment called “Retail”–which includes the banners “Pão de Açúcar”, “Extra Supermercado”, “Mercado Extra”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Compre Bem”, “Posto Extra”, and “GPA Malls”.

As described in note 1.2, Grupo Éxito, previously presented as a separate segment, is being presented as a discontinued operation, being considered a segment until the conclusion of the distribution of shares held by the Company to its direct shareholders.

The cash and carry segment, Assai, has been contributed to the Company’s shareholders and is also presented as a discontinued operation (note 1.3). Those segments are maintained in this note for reconciliation purposes.

“Other businesses” also include the operations of James (incorporated into the parent company in December 2022), Stix and equity pick up from Cdiscount,

Results and balances of each segment are presented net of intrasegment eliminations.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

Description	Brazilian retail			Discontinued operations			Other Businesses			Total
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
					Note 2	Note 2					Note 2	Note 2

Net operating revenue	17,250	16,228	16,747	-	-	-	71	70	49	17,321	16,298	16,796
Gross profit	4,228	4,297	4,835	-	-	-	74	59	22	4,302	4,356	4,857
Depreciation and amortization	(911)	(797)	(766)	-	-	-	(20)	(13)	(6)	(931)	(810)	(772)
Operating income	(311)	207	1,029	-	-	-	(49)	(96)	(137)	(360)	111	892
Net financial expenses	(747)	(620)	(332)	-	-	-	(3)	(3)	(2)	(750)	(623)	(334)
Share of profit of associates	44	47	118	-	-	-	(249)	(105)	(47)	(205)	(58)	71
Profit(loss) before income tax and social contribution	(1,014)	(366)	815	-	-	-	(301)	(204)	(186)	(1,315)	(570)	629
Income tax and social contribution	456	718	(325)	-	-	-	(2)	7	7	454	725	(318)
Net income (loss) for continuing operations	(558)	352	490	-	-	-	(303)	(197)	(179)	(861)	155	311
Net income (loss) for discontinued operations	864	273	784	(7)	532	1,231	-	-	-	857	805	2,015
Net income (loss) of year end	306	625	1,274	(7)	532	1,231	(303)	(197)	(179)	(4)	960	2,326

Current assets	7,632	9,898	9,531	20,809	7,871	8,015	118	103	95	28,559	17,872	17,641
Non-current assets	15,203	13,796	16,672	-	17,694	18,930	77	81	52	15,280	31,571	35,654
Current liabilities	6,314	7,528	8,573	11,260	8,853	9,729	173	169	181	17,747	16,550	18,483
Non-current liabilities	12,358	12,470	14,390	-	4,040	3,620	1	3	(5)	12,359	16,513	18,005
Shareholders' equity	4,163	3,696	3,240	9,549	12,672	13,596	21	12	(29)	13,733	16,380	16,807

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries operate primarily as a retailer of food and other products. Total revenues are composed of the following brands:

	2022	2021	2020

Pão de Açúcar	7,629	7,079	7,221
Extra / Compre Bem	5,339	4,580	4,434
Proximity	2,476	2,082	1,678
Gas stations / Delivery	1,806	2,487	3,414
Other businesses	71	70	49
Total net operating revenue	17,321	16,298	16,796

31.	Non cash transactions

The Group had the following non-cash transactions:

•	Purchase of property plant and equipment items not yet paid as per note 14.3;
•	Purchase of intangible assets not yet paid as per note 15.3;
•	Capital increase with fixed assets: note 12.2.
•	New leases agreements: note 22.2
•	Classification for non current assets held for sale or distribution

32.	Non-current assets held for sale

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

Breakdown	2022	2021

Properties / lands held for sale	34	36
Extra Hiper Stores (Note 1.1)	-	1,117
Grupo Éxito (note nº1.2)	20,809	34
Assets held for sale	20,843	1,187

Extra Hiper Stores / Lease liability (Note 1.1)	-	62
Grupo Éxito (note nº1.2)	11,260
Others	227
Liabilities held for sale	11,487	62

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

Impairment test and fair value

Assets held for sale are assessed for impairment before being reclassified. After the reclassification, it is subject to valuation according to IFRS 5, that is, at fair value less cost of sale at the end of each year.

The Company estimates that the market value less cost of distributing Éxito to shareholders is greater than the book value of net assets, based on the discounted cash flow prepared by external advisors, using assumptions of 7.4% discount rate and growth in perpetuity of 3.7%.

33.	Discontinued operations
a)	Éxito:

At December 31, 2022, the company presents Éxito as a discontinued operation, note 1.2. The summarized balance sheet, and statements of income and cash flows of Grupo Éxito before related party eliminations are as follows:

Balance sheet	2022	2021

Assets
Current
Total current assets	6,355	7,871
Non-current
Total non-current assets	14,454	17,694
Total assets	20,809	25,565

Liabilities
Current
Total current liabilities	7,955	8,853

Non-current
Total non-current liabilities	3,306	4,039

Shareholders’ equity	9,548	12,673
Total liabilities and shareholders’ equity	20,809	25,565

Cash flow:	2022	2021	2020

Cash flow provided by operating activities	1,044	1,950	1,352
Net cash used in investing activities	(585)	(655)	(4,075)
Net cash used in financing activities	(1,514)	(1,146)	(1,014)
Cash variation in the period	(1,055)	149	(3,737)

Statement of income	2022	2021	2020

Net operating revenue	25,175	24,357	22,034
Net income before income tax and social contribution(*)	519	853	339
Income tax and social contribution	(526)	(321)	(111)

Net income (loss)	(7)	532	228

(*)	include taxes on results earned abroad in the amount of R$1 at December 31, 2022 (R$98 at December 31, 2021) and costs related to the segregation process (note 1.2) of R$57, net of taxes.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

b)	Extra Hiper:

At December 31, 2021, the Company started the process of demobilization and discontinuing operations under the Extra Hiper banner, and the net result is presented as a discontinued operation (Note 1.1).

Income statement	2022	2021	2020

Net operating revenue	998	10,636	12,423
Net income before income tax and social contribution(*)	1,369	86	933
Income tax and social contribution	(561)	190	(233)

Net income for the period	808	276	700
(*)	The amount of R$1,369 includes the amount of R$1,564 from the gain on the sale of Extra Hiper stores (46 commercial properties and 11 properties) net of other costs related to the demobilization of stores
c)	Sendas

On December 31, 2020, the Company lost control of the subsidiary Sendas (note 1.3), as a result of the spin off, Sendas' net result is presented as a discontinued operation.

Cash flow:	2020

Cash flow provided by operating activities	4,191
Net cash used in investing activities	(695)
Net cash used in financing activities	(1,827)
Cash variation in the year	1,669

Statement of income	2020

Net operating revenue	35,950
Net income before income tax and social contribution	1,315
Income tax and social contribution	(312)

Net income for the period	1,003

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2022, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

d)	Breakdown of discontinued operations:

	2022	2021	2020

Grupo Éxito	(7)	532	228
Extra Hiper	808	276	700
Sendas	-	-	1,003
Via(*)	56	(3)	84

Net income (loss) from discontinued operations	857	805	2,015

(*)	In the amount of R$56 is included the amount of R$278 corresponding to GPA's right to receive from Via the reimbursement of the benefit of ICMS exclusion from the PIS and COFINS basis of its former subsidiary Globex (note 21.9), net of tax and labor contingencies of GPA's responsibility.

34.	Insurance coverage

The insurance coverage as of December 31, 2022 is summarized as follows:

Insured assets	Covered risks	Amount insured
Property and equipment and inventories	Operating risks	21,808
Business interruption	Loss of profits	4,870
Cars and Others (*)	Damages	286

The Company also has specific insurance policies for general civil liability of R$150 and civil responsibility of R$134, coverage against fraud and risk (Criminal) in the amount of R$13 and damage protection and Cybersecurity responsibility (Cyber) of R$14, which totaled a coverage of R$311.

(*)	The value reported above does not include coverage of the hulls, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

35.	Subsequent events
a)	Debentures’ issuance

On January 23, 2023, the Board of Directors approved: (i) the holding of the 19th issuance of simple debentures, in two series, in the initial amount of R$750, with the option of an additional lot of up to 25%; (ii) the possibility of partial distribution of the Offer, provided that the minimum limit of R$500 is observed. The issuance was concluded in the amount of R$500 on February 24, 2023.

b)	Sales and leaseback transactions

In June 2023, the Company entered a Sales and Leaseback transaction signing a Private Instrument of Commitment to Purchase and Sale of Real Estate and subsequent lease, with the purpose of selling 11 GPA supermarket stores to a private fund for a total amount of R$330, R$140 had already been received on June 30, 2023. The remaining amount was received on July 7, 2023. The initial Lease Agreements are for 15 years, except for 3 stores the initial lease agreements are for 18 years, renewable for an additional same period, ensuring the continuity of GPA's operations at the Stores under sustainable financial conditions. The gain on this sales and leaseback operation recognized was R$85 in June 2023. The right of use increased by R$81 and the lease liability increased by R$183.

INDEX TO FINANCIAL STATEMENTS

Almacenes Éxito S.A.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Almacenes Éxito S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Almacenes Éxito S.A. and subsidiaries (the Company) as of December 31, 2022, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 3, 2023 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of value in use of the groups of cash generating units

As discussed in Notes 4 and 34.2 to the consolidated financial statements, as of December 31, 2022, goodwill and intangible assets with indefinite useful lives amounted to COP$3,484,303 million and COP$324,391 million, respectively. Annually, the Company conducts impairment tests by comparing the recoverable amount to the carrying value of the groups of cash generating units (CGUs) to which goodwill and intangible assets with an indefinite useful life are allocated. The recoverable amount was determined based on the value in use and its estimate involves certain assumptions that require significant judgment on the part of the Company, including those relating to the future cash flows such as: discount rates and revenue growth rates on perpetuity, which are based on the Company’s expectations about future market conditions.

We identified the assessment of value in use of the groups of cash generating units as a critical audit matter. Specifically, complex auditor judgment and also specialized skills and knowledge was required to assess the Company’s determination of the discount rates and revenue growth rates (the assumptions) used in the future cash flows to estimate the value in use. Minor changes to these assumptions could have a significant effect on the Company’s assessment of the recoverable amount of the goodwill and intangible assets with an indefinite useful life.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the goodwill and intangible assets with indefinite useful lives’ impairment process, specifically a control over the determination of the assumptions used in estimating the recoverable amount of the groups of CGUs. We involved valuation professionals with specialized skills and knowledge who assisted in:

–	comparing the Company’s historical cash flows forecasts to actual results to evaluate the Company’s ability to accurately forecast.
–	evaluating the Company’s discount rates by comparing them to a discount rate range that was independently developed using publicly available market data for comparable entities.
–	evaluating the Company’s revenue growth rates on perpetuity by comparing them to rates that were independently developed using publicly available market data for comparable entities.
–	Developing an estimate of the value in use of groups of CGUs using the cash flow assumptions and independently developed discount rates, and compared the result of the Company’s estimate.

/s/ KPMG S.A.S.

We have served as the Company’s auditor since 2022.

Medellín, Colombia

July 3, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Almacenes Éxito S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Almacenes Éxito S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2022, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated July 3, 2023 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. The Company did not have sufficiently trained resources resulting in an ineffective risk assessment process related to internal control over financial reporting for certain processes that defined clear financial reporting objectives and evaluated risks, including risks related to specific changes that could significantly impact the system of internal control. As a result:

•	The Company did not have an effective information and communication process that identified and assessed the source of and controls necessary to ensure the reliability of information used in financial reporting. Therefore, all process-level manual and automated controls dependent upon the accuracy and completeness of information were also ineffective because they could have been adversely impacted.

•	The Company did not effectively design, implement or operate process-level control activities related to the monthly adjustment for the difference between standard cost and actual cost for manufactured products within the inventory process.

•	The Company did not effectively design, implement or operate process-level control activities over complex transactions.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG S.A.S.

Medellín, Colombia

July 3, 2023

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB (IFRS).

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with applicable generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the receipts and expenditures of the Company are being made only in accordance with appropriate authorization of management and the board of directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate.

Management, under the oversight of our Board of Directors, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, management concluded that Exito’s internal control over financial reporting was not effective as of December 31, 2022 due to the material weaknesses in internal control over financial reporting as follows:

Management did not have sufficiently trained resources resulting in an ineffective risk assessment process related to internal control over financial reporting for certain processes that defined clear financial reporting objectives and evaluated risks, including risks related to specific changes that could significantly impact the system of internal control.  As a result:

•	Management did not have an effective information and communication process that identified and assessed the source of and controls necessary to ensure the reliability of information used in financial reporting. Therefore, all process-level manual and automated controls dependent upon the accuracy and completeness of information were also ineffective because they could have been adversely impacted.
•	Management did not effectively design, implement or operate process-level control activities related to the monthly adjustment for the difference between standard cost and actual cost for manufactured products within the inventory process.
•	Management did not effectively design, implement or operate process-level control activities over complex transactions.

These deficiencies resulted in both immaterial and material misstatements in our consolidated financial statements during the year ended December 31, 2022, of which the material misstatements were corrected by our management, and immaterial misstatements in our consolidated financial statements for the years ended December 31, 2021 and 2020, of which certain misstatements have been corrected by our management.   Because there is a reasonable possibility that a material misstatement in the consolidated financial statements may not be prevented or detected on a timely basis, management concluded that these deficiencies represent material weaknesses.

Remediation plan:

A remediation plan will be designed and implemented through the remainder of 2023. This plan will include additional staffing efforts to be able to appropriately assess the internal control risks in relation with our operations. The more robust risk assessment will allow us to more effectively design controls over:

•	The accuracy and completeness of reports used to perform process-level manual and automated controls dependent upon the accuracy and completeness of information
•	Inventory
•	Accounting and disclosures for complex transactions
•	Any changes that could significantly impact our system of internal controls

Almacenes Éxito S.A.

Consolidated statements of financial position

At December 31, 2022 and 2021

(Amounts expressed in millions of Colombian pesos)

	Notes	2022	2021
Current assets
Cash and cash equivalents	7	1,733,673	2,541,579
Trade receivables and other receivables	8	779,355	625,931
Prepayments	9	39,774	36,515
Receivables from related parties	10	47,122	56,475
Inventories, net	11	2,770,443	2,104,303
Financial assets	12	45,812	14,331
Tax assets	24	509,884	429,625
Assets held for sale	40	21,800	24,601
Total current assets		5,947,863	5,833,360
Non-current assets
Trade receivables and other receivables	8	50,521	58,120
Prepayments	9	6,365	9,195
Receivables from related parties	10	35,000	24,500
Financial assets	12	32,572	40,630
Deferred tax assets	24	142,589	205,161
Rights of use asset, net	15	1,443,469	1,370,512
Other intangible assets, net	16	424,680	363,987
Investment property, net	14	1,841,228	1,656,245
Property, plant and equipment, net	13	4,474,280	4,024,697
Goodwill	17	3,484,303	3,024,983
Investments accounted for using the equity method	18	300,021	289,391
Other assets		398	398
Total non-current assets		12,235,426	11,067,819
Total assets		18,183,289	16,901,179
Current liabilities
Loans, borrowings and other financial liability	20	915,604	674,927
Employee benefits	21	4,555	2,482
Provisions	22	27,123	24,175
Payables to related parties	10	79,189	65,646
Trade payables and other payable	23	5,651,303	5,136,626
Lease liabilities	15	263,175	234,178
Tax liabilities	24	109,726	81,519
Derivative instruments and collections on behalf of third parties	25	136,223	81,544
Other liabilities	26	228,496	217,303
Total current liabilities		7,415,394	6,518,400
Non-current liabilities
Loans, borrowings and other financial liability	20	539,980	742,084
Employee benefits	21	32,090	17,896
Provisions	22	15,254	11,086
Trade payables and other payable	23	70,472	49,929
Lease liabilities	15	1,392,780	1,360,465
Deferred tax liabilities	24	277,713	166,751
Tax liabilities	24	2,749	3,924
Other liabilities	26	2,411	2,167
Total non-current liabilities		2,333,449	2,354,302
Total liabilities		9,748,843	8,872,702
Shareholders' equity
Share capital		4,482	4,482
Reserves		1,541,586	1,306,445
Other equity components		5,592,920	5,444,087
Equity attributable to non-controlling interest		1,295,458	1,273,463
Total shareholders' equity		8,434,446	8,028,477
Total liabilities and shareholders' equity		18,183,289	16,901,179

The accompanying notes are an integral part of the consolidated financial statements.

Almacenes Éxito S.A.

Consolidated statements of profit or loss

For the years ended December 31, 2022 and 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2022	2021	2020
Continuing operations
Revenue from contracts with customers	28	20,619,673	16,922,385	15,735,839
Cost of sales	11	(15,380,090)	(12,488,856)	(11,778,910)
Gross profit		5,239,583	4,433,529	3,956,929

Distribution, administrative and selling expenses	29	(4,231,887)	(3,489,920)	(3,240,216)
Other operating expenses, net	31	(17,562)	(24,201)	(105,468)
Operating profit		990,134	919,408	611,245

Financial income	32	219,909	173,819	200,195
Financial cost	32	(600,383)	(369,574)	(445,826)
Share of profit (loss) in associates and joint ventures		(34,720)	7,234	19,668
Profit before income tax from continuing operations		574,940	730,887	385,282
Income tax expense	24	(325,702)	(137,670)	(54,179)
Profit for the year from continuing operations		249,238	593,217	331,103
Net loss from discontinued operations		—	(280)	(1,201)
Profit for the year		249,238	592,937	329,902

Net profit attributable to:
Equity holders of the Parent		99,072	474,681	230,872
Non-controlling interests		150,166	118,256	99,030
Profit for the year		249,238	592,937	329,902

Earnings per share (*)
Basic and diluted earnings per share (*):
Basic and diluted earnings per share attributable to the shareholders of the Parent	33	75.16	365.74	177.89
Basic and diluted earnings per share from continuing operations attributable to the shareholders of the Parent	33	75.16	365.96	178.82
Basic and diluted (losses) earnings per share from discontinued operations attributable to the shareholders of the Parent	33	—	(0.22)	(0.93)

(*) Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the consolidated financial statements.

Almacenes Éxito S.A.

Consolidated statements of other comprehensive income

For the years ended December 31, 2022 and 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2022	2021	2020

Profit for the year		249,238	592,937	329,902

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes	27
Remeasurement gain (loss) on defined benefit plans		2,123	1,812	(542)
(Loss) gain from financial instruments designated at fair value through other comprehensive income		(4,003)	(932)	1,936
Total other comprehensive (loss) income that will not be reclassified to period results, net of taxes		(1,880)	880	1,394

Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
Gain (loss) from translation exchange differences (1)	27	266,807	111,657	(269,461)
Net loss on hedge of a net investment in a foreign operation	27	2,473	(5,755)	(14,236)
Gain (loss) from cash flows hedges	27	4,495	4,909	(797)
Total other comprehensive income (loss) that may be reclassified to profit or loss, net of taxes		273,775	110,811	(284,494)
Total other comprehensive income (loss)		271,895	111,691	(283,100)
Total comprehensive income		521,133	704,628	46,802

Comprehensive income (loss) attributable to:
Equity holders of the Parent		372,327	585,186	(50,678)
Non-controlling interests		148,806	119,442	97,480

(1) Represents exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

The accompanying notes are an integral part of the consolidated financial statements.

Almacenes Éxito S.A.

Consolidated statement of changes in equity

For the years ended December 31, 2022 and 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

	Attributable to the equity holders of the parent
	Issued share capital	Premium on the issue of shares	Treasury shares	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	Total reserves	Other comprehensive income	Retained earnings	Hyperinflation effects and transactions between shareholders	Total	Non-controlling interests	Total shareholders' equity
	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27			Note 2.1
Balance at January 1, 2020	4,482	4,843,466	(2,734)	7,857	1,771,022	22,000	155,412	199,280	2,155,571	(1,069,112)	618,031	620,999	7,170,703	1,274,139	8,444,842
Cash dividend declared	—	—	—	—	(1,091,259)	—	—	—	(1,091,259)	—	—	—	(1,091,259)	(74,574)	(1,165,833)
Profit for the period	—	—	—	—	—	—	—	—	—	—	230,872	—	230,872	99,030	329,902
Other comprehensive income (loss), excluding translation adjustments to the put option	—	—	—	—	—	—	—	—	—	(316,861)	—	—	(316,861)	(1,550)	(318,411)
Appropriation to reserves	—	—	—	—	57,602	—	—	—	57,602	—	(57,602)	—	—	—	—
Changes in interest in the ownership of subsidiaries that do not result in loss of control	—	—	—	—	—	—	—	—	—	—	—	(2,055)	(2,055)	2,619	564
Equity impact on the inflationary effect of subsidiary Libertad S.A.	—	—	—	—	—	—	—	—	—	—	—	163,521	163,521	—	163,521
Changes in financial liability of the put option on non-controlling interests, and related translation adjustments (Notes 4 and 20)	—	—	—	—	—	—	—	—	—	35,311	—	(52,453)	(17,142)	(20,706)	(37,848)
Other movements	—	—	—	—	(2,583)	—	—	138,384	135,801	—	(147,995)	—	(12,194)	(270)	(12,464)
Balance at December 31, 2020	4,482	4,843,466	(2,734)	7,857	734,782	22,000	155,412	337,664	1,257,715	(1,350,662)	643,306	730,012	6,125,585	1,278,688	7,404,273
Cash dividend declared	—	—	—	—	(49,609)	—	—	—	(49,609)	—	(123,614)	—	(173,223)	(127,773)	(300,996)
Profit for the period	—	—	—	—	—	—	—	—	—	—	474,681	—	474,681	118,256	592,937
Other comprehensive income, excluding translation adjustments to the put option	—	—	—	—	—	—	—	—	—	154,889	—	—	154,889	1,186	156,075
Appropriation to reserves	—	—	—	—	107,258	—	—	—	107,258	—	(107,258)	—	—	—	—
Changes in interest in the ownership of subsidiaries that do not result in loss of control	—	—	—	—	—	—	—	—	—	—	—	(5,506)	(5,506)	3,419	(2,087)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	—	—	—	—	—	—	—	—	—	—	—	278,474	278,474	—	278,474
Changes in the financial liability of the put option on non-controlling interests, and related translation adjustments (Notes 4 and 20)	—	—	—	—	—	—	—	—	—	(44,384)	—	(48,113)	(92,497)	12	(92,485)
Other movements	—	—	—	—	(784)	—	—	(8,135)	(8,919)	—	1,530	—	(7,389)	(325)	(7,714)
Balance at December 31, 2021	4,482	4,843,466	(2,734)	7,857	791,647	22,000	155,412	329,529	1,306,445	(1,240,157)	888,645	954,867	6,755,014	1,273,463	8,028,477
Cash dividend declared	—	—	—	—	(12,330)	—	—	—	(12,330)	—	(225,348)	—	(237,678)	(156,808)	(394,486)
Profit for the period	—	—	—	—	—	—	—	—	—	—	99,072	—	99,072	150,166	249,238
Other comprehensive income (loss), excluding translation adjustments to the put option	—	—	—	—	—	—	—	—	—	450,086	—	—	450,086	(1,360)	448,726
Acquisition of treasury shares	—	—	(316,756)	—	—	—	—	—	—	—	—	—	(316,756)	—	(316,756)
Appropriation to reserves	—	—	—	—	(147,108)	396,442	—	—	249,334	—	(249,334)	—	—	—	—
Changes in interest in the ownership of subsidiaries that do not result in loss of control	—	—	—	—	—	—	—	—	—	—	—	(14,072)	(14,072)	(6,426)	(20,498)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	—	—	—	—	—	—	—	—	—	—	—	581,478	581,478	—	581,478
Changes in the financial liability of the put option on non-controlling interests, and related translation adjustments (Notes 4 and 20)	—	—	—	—	—	—	—	—	—	(176,831)	—	(1,620)	(178,451)	36,423	(142,028)
Other movements	—	—	—	—	(1,863)	—	—	—	(1,863)	—	2,529	(371)	295	—	295
Balance at December 31, 2022	4,482	4,843,466	(319,490)	7,857	630,346	418,442	155,412	329,529	1,541,586	(966,902)	515,564	1,520,282	7,138,988	1,295,458	8,434,446

The accompanying notes are an integral part of the consolidated financial statements.

Almacenes Éxito S.A.

Consolidated statements of cash flows

For the years ended December 31, 2022 and 2021 and 2020

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2022	2021	2020
Operating activities
Profit for the year		249,238	592,937	329,902
Adjustments to reconcile profit for the year
Current income tax	24	192,268	122,096	117,393
Deferred income tax	24	133,434	15,574	(63,214)
Interest, loans and lease expenses	32	210,558	147,148	211,026
(Gain) loss from changes in fair value of derivative financial instruments	32	(13,213)	(26,780)	25,325
Impairment of receivables, net	8.1	4,709	8,027	13,681
Impairment (reversal) losses of inventories, net	11.1	1,813	(5,844)	2,475
Impairment of property, plant and equipment, investment properties, intangible assets and right of use assets	13; 14; 15; 16	2,201	4,527	16,895
Employee benefit provisions	21	19,411	2,463	1,537
Provisions	22	26,562	30,735	81,503
Depreciation of property, plant and equipment, right of use asset and investment property	13; 14; 15	556,686	510,498	485,794
Amortization of intangible assets	16	27,216	17,693	19,217
Share of profit (loss) in associates and joint ventures accounted for using the equity method	18	34,720	(7,234)	(19,668)
(Gain) loss from the disposal of non-current assets	31	(11,100)	17,971	9,186
Loss from reclassification of assets held for sale		230	—	—
Interest income	32	(27,040)	(17,277)	(22,014)
Other adjustments from items other than cash		62,326	4,531	3,109
Cash generated from operating activities before changes in working capital		1,470,019	1,417,065	1,212,147
Increase in trade receivables and other receivables		(120,532)	(169,941)	(129,936)
Decrease in prepayments		849	2,603	3,398
Decrease (increase) in receivables from related parties		9,275	(17,015)	15,385
Increase in inventories		(586,328)	(150,859)	(65,222)
Increase in tax assets		(6,195)	(11,940)	(5,235)
Decrease in employee benefits		(2,784)	(2,660)	(3,306)
Decrease in other provisions		(18,556)	(38,135)	(69,738)
Increase in trade payables and other accounts payable		322,166	375,684	87,071
Increase in accounts payable to related parties		16,588	15,627	5,264
Increase in tax liabilities		19,099	7,594	5,315
(Decrease) increase in other liabilities		(368)	52,518	50,123
Income tax paid		(201,804)	(136,915)	(127,665)
Net cash flows from operating activities		901,429	1,343,626	977,601
Investing activities
Advances to joint ventures		(55,850)	(24,500)	(37,002)
Acquisition of property, plant and equipment	13.1	(380,815)	(330,450)	(204,417)
Acquisition of other assets		(7,002)	(708)	(34)
Acquisition of investment property	14	(81,838)	(86,149)	(10,596)
Acquisition of intangible assets	16	(27,519)	(42,774)	(37,853)
Proceeds of the sale of property, plant and equipment and intangible assets.		23,095	4,396	4,886
Net cash flows used in investing activities		(529,929)	(480,185)	(285,016)
Financing activities
Proceeds from financial assets		3,462	23,625	7,527
Proceeds from (payments of) derivative instruments and other liabilities with third parties		49,242	11,679	(30,889)

Proceeds from loans and borrowings	20	876,798	370,620	1,622,096
Repayment of loans and borrowings	20	(995,865)	(500,834)	(866,866)
Payments of interest of loans and borrowings	20	(98,872)	(54,178)	(76,283)
Lease liabilities paid	15	(266,357)	(220,830)	(173,703)
Interest on lease liabilities paid	15	(96,959)	(94,909)	(130,286)
Dividends paid	37	(397,022)	(303,483)	(1,182,231)
Interest received	32	27,040	17,277	22,014
Payments of share buy-back		(316,756)	—	—
(Payment) proceeds from transactions with non-controlling interest		(20,532)	(3,178)	1,677
Other		—	1,137	1,264
Net cash flows used in financing activities		(1,235,821)	(753,074)	(805,680)
Net (decrease) increase in cash and cash equivalents		(864,321)	110,367	(113,095)
Effects of the variation in exchange rates		56,415	21,821	(40,188)
Cash and cash equivalents at the beginning of period	7	2,541,579	2,409,391	2,562,674
Cash and cash equivalents at the end of period	7	1,733,673	2,541,579	2,409,391

The accompanying notes are an integral part of the consolidated financial statements.

Note 1. General information

Almacenes Éxito S.A. was incorporated pursuant to Colombian laws on March 24, 1950; its headquarter is located Carrera 48 No. 32B Sur - 139, Envigado, Colombia. Here and after Almacenes Éxito S.A. and its subsidiaries are referred to as the “Éxito Group”.

Almacenes Éxito S.A. is listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia.

These consolidated financial statements were authorized for issue in accordance with resolution of directors of Almacenes Éxito S.A. on June 29, 2023.

Éxito Group´s corporate purpose is to:

-	Acquire, store, transform and, in general, distribute and sell under any trading figure, including funding thereof, all kinds of goods and products, produced either locally or abroad, on a wholesale or retail basis, physically or online.
-	Provide ancillary services, namely grant credit facilities for the acquisition of goods, grant insurance coverage, carry out money transfers and remittances, provide mobile phone services, trade tourist package trips and tickets, repair and maintain furnishings, complete paperwork and energy trade.
-	Give or receive in lease trade premises, receive or give, in lease or under occupancy, spaces or points of sale or commerce within its trade establishments intended for the exploitation of businesses of distribution of goods or products, and the provision of ancillary services.
-	Incorporate, fund or promote with other individuals or legal entities, enterprises or businesses intended for the manufacturing of objects, goods, articles or the provision of services related with the exploitation of trade establishments.
-	Acquire property, build commercial premises intended for establishing stores, malls or other locations suitable for the distribution of goods, without prejudice to the possibility of disposing of entire floors or commercial premises, give them in lease or use them in any convenient manner with a rational exploitation of land approach, as well as invest in property, promote and develop all kinds of real estate projects.
-	Invest resources to acquire shares, bonds, trade papers and other securities of free movement in the market to take advantage of tax incentives established by law, as well as make temporary investments in highly liquid securities with a purpose of short-term productive exploitation; enter into firm factoring agreements using its own resources; encumber its chattels or property and enter into financial transactions that enable it to acquire funds or other assets.
-	In the capacity as wholesaler and retailer, distribute oil-based liquid fuels through service stations, alcohols, biofuels, natural gas for vehicles and any other fuels used in the automotive, industrial, fluvial, maritime and air transport sectors, of all kinds.

The immediate holding company, or controlling entity of Almacenes Éxito S.A. is Companhia Brasileira de Distribuição (hereinafter CBD), which owns 91.52% at December 31, 2022 (at December 31, 2021 - 91.57%) of its ordinary shares. CBD is controlled by Casino, Guichard-Perrachon S.A., which is ultimately controlled by Mr. Jean-Charles Henri Naouri.

Almacenes Éxito S.A. is registered in the Camara de Comercio Aburrá Sur.

Note 1.1. Stock ownership in subsidiaries included in the consolidated financial statements

Below is a detail of the stock ownership in subsidiaries included in the consolidated financial statements at December 31, 2022, which was the same as in 2021:

Name	Direct controlling entity	Segment	Country	Stock ownership of direct controlling entity 2022	Stock ownership in the direct parent	Total direct and indirect ownership	Total Non-controlling interest
Directly owned entities
Almacenes Éxito Inversiones S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Logística, Transporte y Servicios Asociados S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Marketplace Internacional Éxito y Servicios S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Depósitos y Soluciones Logísticas S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Marketplace Internacional Éxito S.L.	Almacenes Éxito S.A.	Colombia	Spain	100.00%	n/a	100.00%	0.00%
Fideicomiso Lote Girardot	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Transacciones Energéticas S.A.S. E.S.P. (a)	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Éxito Industrias S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	97.95%	n/a	97.95%	2.05%
Éxito Viajes y Turismo S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Gestión Logística S.A. (b)	Almacenes Éxito S.A.	Colombia	Panama	100.00%	n/a	100.00%	0.00%

Patrimonio Autónomo Viva Malls	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Spice Investment Mercosur S.A.	Almacenes Éxito S.A.	Uruguay	Uruguay	100.00%	n/a	100.00%	0.00%
Onper Investment 2015 S.L.	Almacenes Éxito S.A.	Argentina	Spain	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Iwana	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Indirectly owned entities
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Patrimonio Autónomo Viva Malls	Colombia	Colombia	90.00%	51.00%	45.90%	54.10%
Patrimonio Autónomo Viva Laureles	Patrimonio Autónomo Viva Malls	Colombia	Colombia	80.00%	51.00%	40.80%	59.20%
Patrimonio Autónomo Viva Sincelejo	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Villavicencio	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Centro Comercial	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Palmas	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Geant Inversiones S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Larenco S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lanin S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Grupo Disco Uruguay S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	62.49%	100.00%	62.49%	37.51%
Devoto Hermanos S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Mercados Devoto S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
5 Hermanos Ltda.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Sumelar S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tipsel S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tedocan S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Supermercados Disco del Uruguay S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	62.49%	62.49%	37.51%
Ameluz S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	62.49%	62.49%	37.51%
Fandale S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	62.49%	62.49%	37.51%
Odaler S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	62.49%	62.49%	37.51%
La Cabaña S.R.L.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	62.49%	62.49%	37.51%
Ludi S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	62.49%	62.49%	37.51%
Hiper Ahorro S.R.L.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	62.49%	62.49%	37.51%
Maostar S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	50.01%	62.49%	31.25%	68.75%
Semin S.A.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	62.49%	62.49%	37.51%
Randicor S.A.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	62.49%	62.49%	37.51%
Ciudad del Ferrol S.C.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	98.00%	62.49%	61.24%	38.76%
Setara S.A.	Odaler S.A.	Uruguay	Uruguay	100.00%	62.49%	62.49%	37.51%
Mablicor S.A.	Fandale S.A.	Uruguay	Uruguay	51.00%	62.49%	31.87%	68.13%
Vía Artika S. A.	Onper Investment 2015 S.L.	Argentina	Uruguay	100.00%	100.00%	100.00%	0.00%
Gelase S. A.	Onper Investment 2015 S.L.	Argentina	Belgium	100.00%	100.00%	100.00%	0.00%
Libertad S.A.	Onper Investment 2015 S.L.	Argentina	Argentina	100.00%	100.00%	100.00%	0,00%
Spice España de Valores Americanos S.L.	Vía Artika S. A.	Argentina	Spain	100.00%	100.00%	100.00%	0.00%

(a)	On December 3, 2020, subsidiary Gemex O&W S.A.S. changed its corporate name to Transacciones Energéticas S.A.S. On February 16, 2021, subsidiary Transacciones Energéticas S.A.S. changed its corporate name to Transacciones Energéticas S.A.S. E.S.P.

(b)	Subsidiary created on September 7, 2021.

Note 1.2. Subsidiaries with material non-controlling interests

At December 31, 2022 and 2021 the following subsidiaries have material non-controlling interests:

		Percentage of equity interest held by non-controlling interests
		Year ended December 31,
	Country	2022	2021
Patrimonio Autónomo Viva Palmas	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Sincelejo	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Villavicencio	Colombia	73.99%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Colombia	73.99%	73.99%
Patrimonio Autónomo Centro Comercial	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Laureles	Colombia	59.20%	59.20%
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Colombia	54.10%	54.10%
Patrimonio Autónomo Iwana	Colombia	49.00%	49.00%
Éxito Viajes y Turismo S.A.S.	Colombia	49.00%	49.00%
Patrimonio Autónomo Viva Malls	Colombia	49.00%	49.00%
Grupo Disco Uruguay S.A.	Uruguay	37.51%	37.51%

Below is a summary of financial information relevant to the assets, liabilities, profit or loss and cash flows of subsidiaries, as reporting entities, that hold material non-controlling interests, that have been included in the consolidated financial statements. Balances are shown before the eliminations required as part of the consolidation process.

		Statement of financial position						Profit or loss and Total comprehensive income
Company	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity	Controlling interest	Non-controlling interest	Revenue from contracts with customers	Income from continuing operations	Total comprehensive income	Comprehensive income attributable to equity holders of the Parent	Comprehensive income attributable to non-controlling interest	Profit or loss attributable to non-controlling interest
	For the year-ended at December 31, 2022
Grupo Disco Uruguay S.A.	565,381	1,114,329	641,985	94,249	943,476	2,335,708	87,092 (*)	2,247,060	140,290	140,290	86,467	52,623	53,822
Éxito Viajes y Turismo S.A.S.	44,592	4,263	38,387	583	9,885	5,176	4,844	31,342	8,682	8,682	4,342	4,254	4,254
Patrimonio Autónomo Viva Malls	81,805	1,816,209	19,288	-	1,878,726	1,021,744	920,576	211,186	148,294	148,294	77,613	72,664	72,664
Patrimonio Autónomo Viva Sincelejo	3,687	76,948	3,337	-	77,298	39,422	37,876	8,764	2,784	2,784	1,420	1,364	1,364
Patrimonio Autónomo Viva Villavicencio	4,676	211,370	6,346	-	209,700	104,322	102,753	28,654	17,770	17,770	9,146	8,707	8,707
Patrimonio Autónomo San Pedro Etapa I	918	31,542	975	-	31,485	16,057	15,428	4,533	2,863	2,863	1,460	1,403	1,403

Patrimonio Autónomo Centro Comercial	3,351	103,912	2,463	-	104,800	52,657	51,352	14,390	9,195	9,195	4,715	4,506	4,506
Patrimonio Autónomo Iwana	67	5,520	66	-	5,521	3,025	2,705	336	(161)	(161)	(103)	(79)	(79)
Patrimonio Autónomo Centro Comercial Viva Barranquilla	12,693	308,084	7,783	-	312,994	281,695	31,299	54,414	18,596	18,596	16,737	9,112	9,112
Patrimonio Autónomo Viva Laureles	3,167	102,237	2,931	-	102,473	81,978	20,495	18,943	10,690	10,690	8,552	2,138	2,138
Patrimonio Autónomo Viva Palmas	951	32,896	3,299	-	30,548	15,579	14,969	4,289	(2,260)	(2,260)	(1,153)	(1,107)	(1,107)
Eliminations and other NCI							6,069					(6,779)	(6,618)
Total							1,295,458					148,806	150,166
	For the year-ended at December 31, 2021
Grupo Disco Uruguay S.A.	449,087	799,024	412,180	60,200	775,731	1,798,354	96,483 (*)	1,679,924	112,768	112,768	69,461	42,299	43,307
Éxito Viajes y Turismo S.A.S.	39,518	3,049	33,683	406	8,478	4,545	4,154	20,669	4,626	4,626	2,160	2,266	2,266
Patrimonio Autónomo Viva Malls	60,916	1,787,039	43,692	-	1,804,263	974,979	884,089	179,919	116,412	116,412	67,853	57,042	57,042
Patrimonio Autónomo Viva Sincelejo	3,381	75,766	3,613	-	75,534	38,522	37,012	7,068	2,194	2,194	1,119	1,075	1,075
Patrimonio Autónomo Viva Villavicencio	8,032	209,021	3,989	-	213,064	105,954	104,401	21,627	11,419	11,419	6,069	5,595	5,595
Patrimonio Autónomo San Pedro Etapa I	1,327	32,095	1,209	-	32,213	16,428	15,784	3,709	2,315	2,315	1,181	1,134	1,134
Patrimonio Autónomo Centro Comercial	5,967	107,038	1,964	-	111,041	55,814	54,410	11,629	7,019	7,019	3,605	3,439	3,439
Patrimonio Autónomo Iwana	68	5,668	43	-	5,693	3,134	2,790	333	(125)	(125)	(64)	(61)	(61)
Patrimonio Autónomo Centro Comercial Viva Barranquilla	19,930	313,447	6,828	-	326,549	293,895	32,665	45,001	12,793	12,793	11,513	1,283	1,283

Patrimonio Autónomo Viva Laureles	5,523	102,638	2,389	-	105,772	84,618	21,154	16,261	9,345	9,345	7,476	1,869	1,869
Patrimonio Autónomo Viva Palmas	1,907	32,237	3,340	-	30,804	15,710	15,094	3,883	1,854	1,854	946	908	908
Eliminations and other NCI							5,427					2,593	399
Total							1,273,463					119,442	118,256
	For the year-ended at December 31, 2020
Grupo Disco Uruguay S.A.	400,771	708,040	353,438	51,201	704,172	1,577,881	96,486 (*)	1,671,612	121,302	121,302	74,807	45,500	46,495
Éxito Viajes y Turismo S.A.S.	31,098	4,400	23,479	1,101	10,918	6,005	5,350	13,597	1,921	1,921	1,146	942	942
Patrimonio Autónomo Viva Malls	105,970	2,049,430	65,317	-	2,090,083	967,463	885,018	251,174	82,464	82,464	54,882	40,408	40,408
Patrimonio Autónomo Viva Sincelejo	3,079	73,273	4,444	-	71,908	36,673	35,235	14,335	916	916	467	449	449
Patrimonio Autónomo Viva Villavicencio	7,316	215,149	2,147	-	220,318	109,408	107,956	22,963	13,737	13,737	6,927	6,731	6,731
Patrimonio Autónomo San Pedro Etapa I	1,228	32,099	261	-	33,066	16,864	16,202	2,968	1,199	1,199	612	588	588
Patrimonio Autónomo Centro Comercial	4,116	110,078	512	-	113,682	57,136	55,704	9,210	4,642	4,642	2,393	2,275	2,275
Patrimonio Autónomo Iwana	52	5,815	44	-	5,823	3,200	2,853	411	(46)	(46)	10	(23)	(23)
Patrimonio Autónomo Centro Comercial Viva Barranquilla	12,046	320,536	6,032	-	326,550	293,895	32,655	32,867	3,014	3,014	2,712	301	301
Patrimonio Autónomo Viva Laureles	3,717	104,894	2,165	-	106,446	85,157	21,289	14,492	7,080	7,080	5,664	1,416	1,416
Patrimonio Autónomo Viva Palmas	971	30,889	1,487	-	30,373	15,490	14,883	3,038	(1,428)	(1,428)	(728)	(700)	(700)
Eliminations and other NCI							5,057					(407)	148
Total							1,278,688					97,480	99,030

(*) The non-controlling interest presented for Grupo Disco Uruguay S.A. does not include the amounts that are subject to the put option (Note 20).

	Cash flows for the year ended December 31, 2022				Cash flows for the year ended December 31, 2021				Cash flows for the year ended December 31, 2020
Company	Operating activities	Investment activities	Financing activities	Net increase (decrease) in cash	Operating activities	Investment activities	Financing activities	Net increase (decrease) in cash	Operating activities	Investment activities	Financing activities	Net increase (decrease) in cash
Grupo Disco Uruguay S.A.	213,384	(51,151)	(235,941)	(73,708)	118,443	(34,913)	(103,090)	(19,560)	114,766	(49,181)	(32,109)	33,476
Éxito Viajes y Turismo S.A.S.	8,476	(118)	(4,930)	3,428	10,275	(67)	(5,605)	4,603	(2,924)	(225)	931	(2,218)
Patrimonio Autónomo Viva Malls	142,499	(23,218)	(100,955)	18,326	117,111	5,190	(142,839)	(20,538)	87,429	(1,895)	(41,239)	44,295
Patrimonio Autónomo Viva Sincelejo	3,937	(2,766)	(1,094)	77	3,540	(4,368)	956	128	5,934	(1,053)	(5,080)	(199)
Patrimonio Autónomo Viva Villavicencio	24,201	(8,727)	(19,166)	(3,692)	18,922	(876)	(17,138)	908	17,069	(1,658)	(16,347)	(936)
Patrimonio Autónomo San Pedro Etapa I	3,879	(775)	(3,407)	(303)	3,286	(806)	(2,777)	(297)	2,463	(360)	(1,395)	708
Patrimonio Autónomo Centro Comercial	11,775	(48)	(15,103)	(3,376)	10,554	(245)	(8,381)	1,928	7,512	(3,284)	(3,436)	792
Patrimonio Autónomo Iwana	38	-	(11)	27	(22)	-	(4)	(26)	16	-	(56)	(40)
Patrimonio Autónomo Centro Comercial Viva Barranquilla	28,221	(2,642)	(31,079)	(5,500)	23,347	(1,329)	(12,463)	9,555	4,720	(9,157)	3,923	(514)
Patrimonio Autónomo Viva Laureles	13,302	(2,019)	(13,742)	(2,459)	11,993	(350)	(9,795)	1,848	9,218	(616)	(7,149)	1,453
Patrimonio Autónomo Viva Palmas	(2,431)	(500)	2,023	(908)	868	(492)	436	812	171	(1,323)	720	(432)

Note 1.3. Restrictions on the transfer of funds

At December 31, 2022 and 2021, there are no restrictions on the ability of subsidiaries to transfer funds to Almacenes Éxito S.A. in the form of cash dividends, or loan repayments or advance payments.

Note 1.4. Disclosure and compliance with IFRS

The Exito Group has adopted IFRS 1, First-time adoption of international financial reporting standards, on December 31, 2021, with a transition date of January 1, 2020. IFRS 1 applies when an entity adopts IFRS for the first time by an explicit and unreserved statement of compliance with IFRS. The application requires that the Exito Group adopts accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements. These accounting policies were applied as of the date of transition to IFRS and throughout all periods presented in the first IFRS consolidated financial statements. In accordance with IFRS 1, assets and liabilities were recognized and measured in accordance with those IFRS required to be applied as of January 1, 2020.

The Exito Group used the exemption to not apply IFRS 3 Business Combinations to acquisitions that occurred before January 1, 2020, and the previous carrying amounts of assets and liabilities from these acquisitions are their deemed cost at the date of acquisition. The Exito Group did not recognize any assets or liabilities that were not recognized under previous generally accepted accounting principles (GAAP) or exclude any previously recognized amounts as a result of IFRS recognition requirements.

IFRS 1 requires that an entity explains how the transition from previous GAAP to IFRS affected its reported financial position, financial performance, and cash flows. As the Exito Group has previously complied with all the recognition, measurement, and classification requirements of IFRS, there is no impact on the reported statement of profit or loss, statement of other comprehensive income and statement of financial position, statement of changes in equity or the statement of cash flows.

Note 2. Basis of preparation and other significant accounting policies

The consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and financial instruments measured at fair value.

The Exito Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

Note 2.1. Voluntary correction of an immaterial error

During the preparation of the consolidated financial statements for 2022, the Exito Group identified an immaterial error in relation to the non-controlling interest of Grupo Disco Uruguay S.A., part of which is subject to the put option as further disclosed in Note 20. Although the error was not material, the Exito Group has voluntarily elected to correct prior periods. This error correction resulted in a decrease to equity attributable to the equity holders of the parent and an increase to non-controlling interest of $126,390 at December 31, 2021, $78,277 at December 31, 2020 and $25,825 at January 1, 2020. As a result, the consolidated statement of changes in equity has been corrected to present all the impacts in equity of the accounting for the put option, including the related foreign currency translation adjustment of the put option liability, in one single line item: “changes in the financial liability of the put option on non-controlling interests, and related translation adjustments”. In addition, the difference between the carrying amount of the non-controlling interest subject to the put option and the put option financial liability amount at the end of the reporting period has been included in the “Hyperinflation effects and transactions between shareholders” column within equity attributable to the equity holders of the parent.

Such correction of an immaterial error did not impact consolidated assets, liabilities or total shareholder's equity as of December 31, 2021 and 2020, or profit for the year, comprehensive income or cash flows for the years ended December 31, 2021 and 2020.

Note 3. Basis for consolidation

All significant transactions and material balances among subsidiaries have been eliminated upon consolidation; non-controlling interests represented by third parties' ownership interests in subsidiaries have been recognized and separately included in the consolidated shareholders' equity.

These consolidated financial statements include the financial statements of Almacenes Éxito S.A. and all of its subsidiaries. Subsidiaries (including special-purpose vehicles) are entities over which Almacenes Éxito S.A. has direct or indirect control. Special-purpose vehicles are stand-alone trust funds (Patrimonios Autónomos, in Spanish) established with a defined purpose or limited term. A listing of subsidiaries is included in Note 1.

"Control" is the power to govern relevant activities, such as the financial and operating policies of a controlled company (subsidiary). Control is when Éxito has power over an investee, is exposed to variable returns from its involvement and has the ability to use its power over the investee to affect its returns. Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Exito Group has less than a majority of the voting or similar rights of an investee, the Exito Group considers all relevant facts and circumstances in assessing whether it has power over an investee.

At the time of assessing whether Éxito has control over a subsidiary, analysis is made of the existence and effect of currently exercisable potential voting rights. Subsidiaries are consolidated as of the date on which control is gained until Éxito ceases to control the subsidiary.

Transactions involving a change in ownership percentage without loss of control are recognized in shareholders' equity. Cash flows provided or paid to non-controlling interests which represent a change in ownership interests not resulting in a loss of control are classified as financing activities in the statement of cash flows.

In transactions involving a loss of control, the entire ownership interest in the subsidiary is derecognized, including the relevant items of the other comprehensive income, and the retained interest is recognized at fair value. Any gain or loss arising from the transaction is recognized in profit or loss. Cash flows from the acquisition or loss of control over a subsidiary are classified as investing activities in the statement of cash flows.

Whenever a subsidiary is made available for sale or its operation is discontinued, but control over it is still maintained, its assets and liabilities are classified as assets held for sale and presented in a single line item in the statement of financial position. Results from discontinued operations are presented separately in the consolidated statement of profit or loss.

Income for the period and each component in other comprehensive income are attributed to the owners of the parent and to non-controlling interests.

In consolidating the financial statements, all subsidiaries apply the same policies and accounting principles implemented by Almacenes Éxito S.A.

Subsidiaries' assets and liabilities, revenue and expenses, as well as Almacenes Éxito S.A.'s revenue and expenses in foreign currency have been translated into Colombian pesos at observable market exchange rates on each reporting date and at period average, as follows:

	Closing rates (*)			Average rates (*)
	Year ended December 31,
	2022	2021	2020	2022	2021	2020
US Dollar	4,810.20	3,981.16	3,432.50	4,255.44	3,743.09	3,693.36
Uruguayan peso	120.97	89.06	80.81	103.69	85.91	87.86
Argentine peso	27.16	38.77	40.83	32.99	39.39	52.76
Euro	5,133.73	4,527.39	4,199.86	4,471.09	4,424.86	4,214.11

(*)	Expressed in Colombian pesos.

Note 4. Significant accounting policies

The accompanying consolidated financial statements at December 31, 2022 have been prepared using the same accounting policies, measurements and bases used to present the consolidated financial statements for the year ended December 31, 2021.

The significant accounting policies applied in the preparation of the consolidated financial statements are the following:

Significant accounting estimates, judgments and assumptions

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

Estimates and relevant assumptions are reviewed regularly, and their results are recorded in the period in which the estimate is reviewed and in subsequent periods.

In the process of applying the Exito Group’s accounting policies, Management has made the following judgments and estimates, which have the most significant impact on the amounts recognized in the consolidated financial statements:

-	The assumptions used to estimate the fair value of financial instruments (Note 35),
-	The estimation of expected credit losses on trade receivables (Note 8),
-	The estimation of useful lives of property, plant and equipment, and the amortization period of intangible assets (Notes 13 and 16),
-	Assumptions used to assess the recoverable amount of non-financial assets and define the indicators of impairment of non-financial assets (Note 34)
-	Assumptions used to assess and determine inventory losses and obsolescence (Note 11),
-	The estimation of the discount rate used to measure lease liabilities (Note 15),
-	Actuarial assumptions used to estimate retirement benefits and long-term employee benefit liabilities, such as inflation rate, death rate, discount rate, and the possibility of future salary increases. (Note 21),
-	The estimation of the probability and amount of loss to recognize provisions related to lawsuits (Notes 22 and 36),
-	The estimation of future taxable profits to recognize deferred tax assets (Note 24),

Classification between current or non-current

The Exito Group presents assets and liabilities in the statement of financial position based on current and non-current classification.

An asset is current when it is realized or will become available in a term not to exceed one year from the reporting date. All other assets are classified as non-current.

A liability is current when it is expected to be settled within twelve months from the end of the reporting periods. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as “non-current” and presented net when appropriate in accordance with the provisions of IAS 12 – Income Tax.

Presentation and functional currency

The Exito Group’s consolidated financial statements are presented in millions of Colombian pesos, except otherwise stated, which is also Almacenes Exito S.A.’s functional currency. For each entity, the Exito Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

Hyperinflation

Argentina’s accumulated inflation rate over the past three years at December 31, 2022 calculated using different consumer price index combinations has exceeded 100%, and therefore is considered to be hyperinflationary. Financial statements related to the subsidiary in Argentina, Libertad S.A., have been adjusted for hyperinflation pursuant to IAS 29 - Financial Reporting in Hyperinflationary Economies. As such, Libertad S.A.’s financial statements and the corresponding figures for previous periods have been restated for the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the measuring unit current at the end of the reporting period. In applying the provisions of IAS 29, the Exito Group has used the historical cost approach.

Foreign operations

The financial statements of subsidiaries that are carried in a functional currency other than the Colombian peso have been translated into Colombian pesos. Transactions and balances are translated as follows, except for subsidiaries located in hyperinflationary economies in which case all balances and transactions are translated at closing rates:

-	Assets and liabilities are translated into Colombian pesos at the period closing exchange rate,
-	Income-related items are translated into Colombian pesos using the period's average exchange rate,
-	Equity transactions in foreign currency are translated into Colombian pesos at the exchange rate on the date of each transaction.

Exchange differences arising from the translation are directly recognized in a separate component of equity and are reclassified to the statement of profit or loss upon loss of control in the subsidiary.

Foreign currency transactions

Transactions in foreign currency are defined as those denominated in a currency other than the functional currency. During the reporting periods, exchange differences arising from the settlement of such transactions, between the historical exchange rate when recognized and the exchange rate in force on the date of collection or payment, are recorded as exchange gains or losses and presented as part of the net financial results in the statement of profit or loss.

Monetary balances at reporting date expressed in a currency other than the functional currency are updated based on the exchange rate at the end of the reporting period, and the resulting exchange differences are recognized as part of the net financial results in the statement of profit or loss. For this purpose, monetary balances are translated into the functional currency using the market spot rate.

Non-monetary items are not translated at period closing exchange rate but are measured at historical cost (at the exchange rates on the date of each transaction), except for non-monetary items measured at fair value such as forward and swap financial instruments, which are translated using the exchange rates on the date of measurement of the fair value thereof.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Fair value measurement

The fair value is the price to be received upon the sale of an asset or paid out upon transferring a liability under an orderly transaction carried out by market participants on the date of measurement.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Éxito Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities,
•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable,
•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Éxito Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Investments in associates and joint arrangements

An associate is an entity over which Éxito is in a position of exercising significant influence, but not control or joint control, through the power of participating in decisions regarding operating and financial policies of the associate. In general, significant influence is presumed where Éxito has an ownership interest higher than 20%.

A joint arrangement is an agreement by means of which two or more parties maintain joint control. Joint arrangements can be joint operations or joint ventures. There is joint control only when decisions on significant activities require the unanimous consent of the parties that share control. Acquisitions of such arrangements are recorded using the principles applicable to business combinations set out by IFRS 3.

A joint venture is a joint arrangement by which the parties having joint control over the arrangement are entitled to the net assets of the arrangement. Such parties are known as participants in a joint venture.

A joint operation is a joint arrangement by means of which the parties having joint control over the arrangement are entitled to the assets and liability-related obligations associated with the arrangement. Such parties are known as joint operators.

Investments in associates or joint ventures are accounted for using the equity method.

Under the equity method, investment in associates and joint ventures is recorded at cost upon initial recognition and subsequently the carrying amount of the investment is adjusted to recognize changes in the Exito Group’s share of net assets of the associate or joint venture since the acquisition date. Such changes are recognized in profit or loss or in other comprehensive income, as appropriate. Dividends received from an investee are deducted from the carrying value of the investment.

The financial statements of the associate or joint venture are prepared for the same reporting period as the Éxito Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Éxito Group.

Unrealized gains or losses from transactions between Éxito and associates and joint ventures are eliminated in the proportion of Éxito's interest in such entities upon application of the equity method.

After application of the equity method, the Éxito Group determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, the Éxito Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Éxito Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within ‘Share of profit of an associate and joint ventures’ in the statement of profit or loss.

Transactions involving a loss of significant influence over an associate or joint venture are booked recognizing any ownership interest retained at its fair value, and the gain or loss arising from the transaction is recognized in profit or loss including the relevant items of other comprehensive income.

Dividends are recognized when the right to receive payment for investments classified as financial instruments arise; dividends received from associates and joint ventures, that were measure using the equity method, are recognized as a financial income against a decrease in the carrying amount of the investment in these associates or joint ventures.

Goodwill

Goodwill is recognized as the excess of the fair value of the consideration transferred over the fair value of net assets acquired. After initial recognition, goodwill is carried at cost less any accumulated impairment losses. For purposes of impairment testing, from the date of the acquisition, goodwill is allocated to the cash-generating unit or group of cash-generating units that are expected to benefit from the business combination.

Refer to Note 34 for goodwill impairment.

Put options on the holders of non-controlling interests

Under current IFRS, it is not clear how to account for put options that are granted to holders of non-controlling interests (“NCI”) at the date of acquiring control of a subsidiary. There is a lack of explicit guidance in IFRS and potential contradictions between the requirements of IFRS 10 (in respect of accounting for NCI and changes in ownership without loss of control) and IAS 32.

As such the Exito Group has developed an accounting policy, which has been consistently applied.

Under such accounting policy, since the Company does not have a present ownership interest in the shares subject to the put, the requirements of IFRS 10 take precedence over those of IAS 32.

While the NCI put remains unexercised, the accounting at the end of each reporting period is as follows:

·	The Éxito Group determines the amount that would have been recognized for NCI, including the allocations of profit or loss, allocations of changes in other comprehensive income and dividends declared for the reporting period, as required by IFRS 10 paragraph B94;
·	The NCI is de-recognized as if it were acquired at that date; and,

·	A financial liability is recognized at the present value of the amount payable on exercise of the NCI put in accordance with IFRS 9.

Any difference between the financial liability and the carrying amount of the NCI is considered an equity transaction between controlling shareholders and non-controlling interests with no change in control and accounted for in equity (see Note 20).

The IASB is considering the accounting for written puts on NCI as part of its ongoing project on Financial Instruments with Characteristics of Equity. There may be changes in the accounting going forward pending resolution of the standard setting project.

Intangible assets

Intangible assets acquired separately are initially recognized at cost.

Internally-generated trademarks are not recognized in the statement of financial position.

The cost of intangible assets includes acquisition cost, import duties, indirect not-recoverable taxes and costs directly incurred to bring the asset to the place and use conditions foreseen by Éxito Group's management, after trade discounts and rebates, if any.

Intangible assets having indefinite useful lives are not amortized, but are subject to impairment testing, on an annual basis or whenever there is indication of impairment.

Intangible assets having a defined useful life are amortized using the straight-line method over their estimated useful lives. Estimated useful lives are:

Acquired software	Between 3 and 5 years
ERP-like acquired software	Between 5 and 8 years

Amortization expense and impairment losses are recognized in the statement of profit or loss.

An intangible asset is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. The gain or loss from derecognition of an asset is calculated as the difference between the net proceeds of sale and the carrying amount of the asset and is included in profit or loss.

Useful lives and amortization methods are reviewed at each reporting date and changes, if any, are applied prospectively.

Property, plant and equipment

Property, plant and equipment are initially measured at cost; subsequently they are measured at cost less accumulated depreciation and less accumulated impairment losses.

The cost of property, plant and equipment items includes acquisition cost, import duties, non-recoverable indirect taxes, future dismantling costs, if any, borrowing costs directly attributable to the acquisition of a qualifying asset and the costs directly attributable to place the asset in the site and usage conditions foreseen by Éxito Group's management, net of trade discounts and rebates.

Costs incurred for expansion, modernization and improvements that increase productivity, capacity or efficiency, or an increase in the useful lives thereof, are capitalized. Maintenance and repair costs from which no future benefit is foreseen are expensed.

Land and buildings are deemed to be individual assets, whenever they are material and physical separation is feasible from a technical viewpoint, even if they have been jointly acquired.

Assets under construction are transferred to operating assets upon completion of the construction or commencement of operation and depreciated as of that moment.

The useful life of land is unlimited and consequently it is not depreciated. All other items of property, plant and equipment are depreciated using the straight-line method over their estimated useful lives.

The categories of property, plant and equipment and relevant useful lives are as follows:

Computers	5 years
Vehicles	5 years
Machinery and equipment	From 10 to 20 years
Furniture and office equipment	From 10 to 12 years
Other transportation equipment	From 5 to 20 years
Surveillance team armament	10 years
Other property, plant and equipment	From 10 to 20 years
Installations	From 40 to 50 years
Buildings	From 40 to 50 years
Improvements to third-party properties	40 years or the term of the lease agreement or the remaining of the lease term, whichever is less

Residual values, useful lives and depreciation methods are reviewed at the end of each year, and changes, if any, are applied prospectively.

An item of property, plant and equipment is derecognized (a) upon its sale or (b) whenever no future economic benefit is expected from use or it is disposed. The gain or loss from derecognition of an asset is the difference between the net proceeds of sale and the carrying amount of the asset. Such effect is recognized in profit or loss.

Investment property

This category includes the shopping malls and other property owned by the Éxito Group.

Investment properties are initially measured at cost, including transaction costs. Following initial recognition, they are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Investment property is depreciated using the straight-line method over the estimated useful life. The useful life estimated to depreciate buildings classified as investment property is from 40 to 50 years.

Transfers are made from investment properties to other assets and from other assets to investment properties only whenever there is a change in the use of the asset. For transfers from investment property to property, plant and equipment or to inventories, the cost taken into consideration for subsequent accounting is the carrying amount on the date the use is changed. If a property, plant and equipment item would become investment property, it will be recorded at carrying amount on the date it changes.

Investment property is derecognized upon its sale or whenever no future economic benefit is expected from the use or disposition thereof.

The gain or loss from derecognition of investment properties is the difference between the net proceeds of sale and the carrying amount of the asset and recognized in profit or loss.

The fair values of investment property are updated on an annual basis for the purposes of disclosure in the financial statements.

Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

The criteria for classification as held for sale is regarded as met whenever an asset or group of assets are available for immediate sale, under current condition, and the sale is highly probable to occur. In order for the sale to be highly probable, the management must be committed to a plan to sell the asset (or assets or disposal groups) and the sale is expected within the year following the classification date.

Non-current assets and disposal groups are measured at the lower of carrying amount or fair value, less costs to sell, and are not depreciated or amortized as of the date they are classified as held for sale. Such assets or disposal groups are presented separately as current items in the statement of financial position.

In the statement of profit or loss for the current period and for that of the comparative previous period, revenue, costs and expenses from a discontinued operation are presented separately from those from continuing activities, in one single line item as profit or loss after tax from discontinued operations. An operation is deemed to be discontinued whenever it represents a business line or geographical area of operations that are material to Éxito Group.

Leases

The Exito Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Éxito Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Éxito Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right of use asset

The Éxito Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

The right-of-use assets are also subject to impairment.

Lease liabilities

At the commencement date of the lease, the Éxito Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Éxito Group and payments of penalties for terminating the lease, if the lease term reflects the Éxito Group exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Éxito Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

Éxito Group as a lessor

Leases in which the Éxito Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

Short term leases and leases of low value assets

The Éxito Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered to be low value, such as furniture and office equipment, computers, machinery and equipment and intangibles. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or manufacturing of a qualifying asset, in other words an asset that necessarily takes a substantial period (generally more than six months) to become ready for its intended use or sale, are capitalized as part of the cost of the respective asset. Other borrowing costs are accounted for as expenses during the period they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds.

Impairment of non-financial assets

The Éxito Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Éxito Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

To assess impairment losses, assets are grouped at the level of cash-generating units, and estimation is made of the recoverable amount. The Éxito Group has defined each store or each shop as an individual cash-generating unit.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

To determine the fair value less the costs of disposal, a pricing model is used in accordance with the cash-generating unit or groups of cash-generating units, if it can be established.

To assess the value in use:

-	Estimation is made of future cash flows of the cash-generating unit over a period not to exceed five years. Cash flows beyond a 3-year period are estimated by applying a steady or declining growth rate.
-	The terminal value is estimated by applying a perpetual growth rate, according to the forecasted cash flow at the end of the five-year period.
-	The cash flows and terminal value are discounted to present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Éxito Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Impairment losses are accounted in profit or loss in the amount of the excess of the carrying amount of the asset over recoverable amount thereof; first, reducing the carrying amount of the goodwill allocated to the cash-generating unit or group of cash-generating units; and second, if there would be a remaining balance, by reducing all other assets of the cash-generating unit or group of units as a function of the carrying amount of each asset until such carrying amount reaches zero.

Goodwill is tested for impairment annually as at 31 December and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. Intangible assets with indefinite useful lives are tested for impairment annually as at 31 December at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

Inventories

Inventories include goods acquired with the purpose of being sold in the ordinary course of business, goods in process of manufacturing or construction with a view to such sale, and goods to be consumed in the process of production or provision of services.

Inventories in transit are recognized upon receipt of all substantial risks and benefits attached to the asset, according to performance obligations satisfied by the seller, as appropriate under procurement conditions.

Inventories also include real estate property where construction or development of a real estate project has been initiated with a view to future selling.

Inventories purchased are recorded at cost, including warehouse and handling costs, to the extent that these costs are necessary to bring inventories to their present location and condition, that is to say, upon completion of the production process or receipt at the store. Inventories are measured using the first-in-first-out (FIFO) method. Logistics costs and supplier discounts are capitalized as part of the inventories and recognized in cost of goods sold upon sale. Unrealized bonuses are presented as a reduction to inventories at each reporting date.

Inventories are accounted for at the lower of cost or net realizable value. Net realizable value is the selling price in the ordinary course of business, less the estimated costs to sell.

Rebates and discounts received from suppliers are measured and recognized based upon executed contracts and agreements and recorded as cost of sales when the corresponding inventories are sold.

Inventories are adjusted for obsolescence and damages, which are periodically reviewed and assessed.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Financial assets are recognized in the statement of financial position when the Éxito Group becomes party to the contractual provisions of the instrument. Financial assets are classified at initial recognition, as subsequently measured at:

−	Fair value through profit or loss,
−	Amortized cost, and
−	Fair value through other comprehensive income.

The classification depends on the business model used to manage financial assets and on the characteristics of the cash flows from the financial asset; such classification is defined upon initial recognition. Financial assets are classified as current assets, if they mature in less than one year; otherwise they are classified as non-current assets.

a.	Financial assets measured at fair value through profit or loss

Includes financial assets incurred mainly seeking to manage liquidity through frequent sales of the instrument. These instruments carried in the statement of financial position at fair value with net changes in fair value are recognized in the statement of profit or loss.

b.	Financial assets measured at amortized cost

These are non-derivative financial assets with known payments and fixed maturity dates, for which there is an intention and capability of collecting the cash flows from the instrument under a contract.

These Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. The amortized cost is estimated by adding or deducting any premium or discount, revenue or incremental cost, during the remaining life of the instrument. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.

c.	Financial assets at fair value through other comprehensive income

They represent variable-income investments not held for trading nor deemed an acquirer's contingent consideration in a business combination. Éxito made an irrevocable election at initial recognition for these investments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income.

In case these assets are derecognized, the gains and losses previously recognized in other comprehensive income are reclassified to retained earnings.

d.	Loans and accounts receivable

Loans and accounts receivable are financial assets issued or acquired in exchange for cash, goods or services delivered to a debtor.

Accounts receivable from sales transactions are measured at invoice values less allowance for expected credit losses. These accounts receivable are recognized when all risks and benefits have been transferred to a third party and all performance obligations agreed upon with the customer have been met or are in the process of being met.

Long-term loans (more than one year of issuance date) are measured at amortized cost using the effective interest method. Expected credit losses are recognized in the statement of profit or loss.

These instruments are included as current assets, except for those maturing after 12 months of the reporting date, which are classified as non-current assets. Accounts receivable expected to be settled over a period of more than 12 months and include payments during the first 12 months, are shown as non-current portion and current portion, respectively.

e.	Effective interest method

Is the method to estimate the amortized cost of a financial asset and the allocation of interest revenue during the entire relevant period. The effective interest rate is the rate that exactly discounts the estimated net future cash flows receivable (including all charges received that are an integral part of the effective interest rate, transaction costs and other rewards or discounts), during the expected life of a financial asset.

f.	Impairment of financial assets

Given that trade accounts receivable and other accounts receivable are deemed to be short-term receivables of less than 12 months as of the date of issue and do not contain a significant financial component, impairment thereof is estimated from initial recognition and on each presentation date as the expected loss for the following 12 months.

For financial assets other than those measured at fair value, expected losses are measured over the life of the relevant asset. For this purpose, determination is made of whether the credit risk arising from the asset assessed on an individual basis has significantly increased, by comparing the risk of default on the date of presentation against that on the date of initial recognition; if so, an impairment loss is recognized in profit or loss in the amount of the credit losses expected over the following 12 months.

g.	Derecognition

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or the Exito Group transfers the contractual rights to receive the cash flows of the financial asset.

Financial liabilities

Financial liabilities are recognized in the statement of financial position when the Éxito Group becomes party pursuant to the instrument´s terms and conditions. Financial liabilities are classified and subsequently measured at fair value through profit or loss or amortized cost.

a.	Financial liabilities measured at fair value through profit or loss.

Financial liabilities are classified under this category when held for trading or when upon initial recognition they are designated at fair value through profit or loss.

b.	Financial liabilities measured at amortized cost.

Include loans and bonds issued, which are initially measured at the actual amount received net of transaction costs and subsequently measured at amortized cost using the effective interest method.

c.	Effective interest method

The effective interest method is the method to calculate the amortized cost of a financial liability and the allocation of interest expenses over the relevant period. The effective interest rate is the rate that accurately discounts estimated future cash flows payable during the expected life of a financial liability, or, as appropriate, a shorter period whenever a prepayment option is associated to the liability and it is likely to be exercised.

d.	Derecognition

A financial liability or a part thereof is derecognized upon settlement or expiry of the contractual obligation.

Interest income

Interest income is recognized using the effective interest method.

Cash and cash equivalents

Include cash at hand and in banks, and highly liquid investments. To be classified as cash equivalents, investments should meet the following criteria:

(a)	Short-term investments, in other words, with terms less than or equal to three months as of acquisition date,
(b)	Highly liquid investments,
(c)	Readily convertible into a known amount of cash, and
(d)	Subject to an insignificant risk of change in value.

In the statement of financial position, overdraft accounts with financial institutions are classified as financial liabilities. In the statement of cash flows such overdrafts are shown as a component of cash and cash equivalents, provided they are an integral part of Éxito Group's cash management system.

Derivative financial instruments

The Exito Group uses derivative financial instruments to mitigate the exposure to variation in interest and exchange rates. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value at the end of each reporting period. They are presented as non-current assets or non-current liabilities whenever the remaining maturity of the hedged item exceeds 12 months, otherwise they are presented as current assets and current liabilities.

Gains or losses arising from changes in the fair value of derivatives are recognized as financial income or expenses. Derivative financial instruments that meet hedge accounting requirements are accounted for pursuant to the hedge accounting policy, described below.

Hedge accounting

The Éxito Group uses hedge instruments to mitigate the risks associated with changes in the exchange rates related to its investments in foreign operations and in the exchange and interest rates related to its financial liabilities.

A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

•	There is ‘an economic relationship’ between the hedged item and the hedging instrument.
•	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.
•	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Exito Group actually hedges and the quantity of the hedging instrument that the Éxito Group actually uses to hedge that quantity of hedged item.

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Éxito Group will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined).

Hedges are classified and booked as follows, upon compliance with hedge accounting criteria:

-	Cash flow hedges include hedges covering the exposure to the variation in cash flows arising from a particular risk associated to a recognized asset or liability or to a foreseen transaction whose occurrence is highly probable and may have an impact on period results.

Derivative instruments are recorded as cash flow hedge, using the following principles:

•	The effective portion of the gain or loss on the hedge instrument is recognized directly in stockholders’ equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, the Exito Group should “rebalance” the hedge ratio to meet the eligibility criteria.

•	Any remaining gain or loss on the hedge instrument (including arising from the "rebalancing" of the hedge ratio) is ineffective, and therefore should be recognized in profit or loss.

•	Amounts recorded in other comprehensive income are immediately transferred to the profit or loss together with the hedged transaction, for example, when the hedged financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.

•	The Éxito Group should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship).

•	If the expected transaction or firm commitment is no longer expected, amounts previously recognized in OCI are transferred to the Statements of Income If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect profit or loss

-	Fair-value hedges: this category includes hedges covering the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments.

A change in the fair value of a derivative that is a fair-value hedging instrument is recognized in the statement of profit or loss as financial expense or income. A change in the fair value of a hedged item attributable to the hedged risk is booked as part of the carrying amount of the hedged item and is also recognized in the statement of profit or loss as financial expense or revenue.

Whenever an unrecognized firm commitment is identified as a hedged item, the subsequent accrued change in the fair value of the firm commitment attributable to the hedged risk will be recognized as an asset or liability and the relevant gain or loss will be recognized in profit or loss. For the years ended 2022 and 2021, the Éxito Group has not designated any derivative financial instrument as fair value hedge.

-	Net investment hedges in a foreign operation: this category includes hedges covering exposure to the variation in exchange rates arising from the translation of foreign businesses to Almacenes Exito S.A.'s reporting currency.

The effective portion of the changes in the fair value of derivative instruments defined as instruments to hedge a net investment in a foreign operation is recognized in other comprehensive income. The gain or loss related to the non-effective portion is recognized in the statement of profit or loss.

If the Éxito Group would dispose of a foreign business, in whole or in part, the accrued value of the effective portion recorded to other comprehensive income is reclassified to the statement of profit or loss.

Employee benefits

a.	Post-employment: defined contribution plans

Post-employment benefit plans under which there is an obligation to make certain predetermined contributions to a separate entity (a retirement fund or insurance company) and there is no further legal or constructive obligation to pay additional contributions. Such contributions are recognized as expenses in the statement of profit or loss, in as much as the relevant contributions are enforceable.

b.	Post-employment: defined benefit plans

Post-employment defined benefit plans are those under which there is an obligation to directly provide retirement pension payments and retroactive severance pay, pursuant to Colombian legal requirements. the Éxito Group has no specific assets intended for guaranteeing the defined benefit plans.

Post-employment defined benefit plan liabilities are estimated for each plan, with the support of independent third parties, applying the projected credit unit's actuarial valuation method, using actuarial assumptions on the date of the period reported, such as discount rate, salary increase expectations, average time of employment, life expectancy and personnel turnover. Actuarial gains or losses are recognized in other comprehensive income. Interest expense on post-employment benefits plans, as well as settlements and plan reductions, are recognized in profit or loss as financial costs.

c.	Long-term employee benefits

These are benefits not expected to be fully settled within twelve months following the reporting date regarding which employees render their services. These benefits relate to time-of-service bonuses and similar benefits. The Éxito Group has no specific assets intended for guaranteeing long-term benefits.

The liability for long-term benefits is determined separately for each plan with the support of independent third parties, following the actuarial valuation of the forecasted credit unit method, using actuarial assumptions on the date of the reporting period. The cost of current service, cost of past service, cost for interest, actuarial gains and losses, as well as settlements or reductions in the plan are recognized in the statement of profit or loss.

d.	Short-term employee benefits

These are benefits expected to be fully settled within twelve months and after the reporting date regarding which the employees render their services. Such benefits include a share of profits payable to employees based on performance. Short-term benefit liabilities are measured based on the best estimation of disbursements required to settle the obligations on the reporting date.

e.	Employee termination benefits

The Éxito Group pays employees certain benefits upon termination, whenever decision is made to terminate a labor contract earlier than on the ordinary retirement date, or whenever an employee accepts a benefit offer in exchange for termination of his labor contract.

Termination benefits are classified as short-term employee benefits and are recognized in profit or loss when they are expected to be fully settled within 12 months of the end of the reporting period; and are classified as long-term employee benefits when they are expected to be settled after 12 months of the end of the reporting period.

Provisions, contingent assets and liabilities

The Éxito Group recognizes a provision for all present obligations resulting from past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and can be reliably estimated.

Provisions are recognized at the present value of the best estimation of cash outflows required to settle the liability. In those cases where there is expectation that the provision will be reimbursed, in full or in part, the reimbursement is recognized as a separate asset only if virtually certain.

The provisions are revised periodically and estimated based on the best information available on the reporting date.

Provisions for onerous contracts are recognized whenever unavoidable costs to be incurred in performing under the contract exceed the economic benefits expected to be received.

A restructuring provision is recognized whenever there is a constructive obligation to conduct a reorganization, when a formal and detailed restructuring plan has been prepared and has raised a valid expectation in those affected and announced prior to the reporting date.

Contingent liabilities are obligations arising from past events, whose existence is subject to the occurrence or non-occurrence of future events not entirely under the control of the Éxito Group; or current obligations arising from past events, from which the amount of the obligation cannot be reliably measured or it is not probable that an outflow of resources will be required to settle the obligation. Contingent liabilities are not recognized; instead they are disclosed in notes to the financial statements, unless the possibility of any outflow is remote.

A contingent asset is a possible asset that arises from past events, whose existence will be confirmed only by the occurrence or non-occurrence of future events not entirely under the control of the Éxito Group. Contingent assets are not recognized in the statement of financial position unless realization is virtually certain. Instead, they are disclosed in the notes to the financial statements when an inflow of economic benefit is probable.

Taxes

Taxes include the following income and non-income taxes:

Colombia:

-	Income tax,
-	Real estate tax, and
-	Industry and trade tax.

Argentina:

-	Income tax,
-	Province taxes,
-	Tax on personal property - substitute responsible party, and
-	Municipal trade and industry tax.

Uruguay:

-	Income tax (Impuesto a las Rentas de Industria y Comercio -IRIC, in Spanish),
-	Tax on equity,
-	Real property tax,
-	Industry and trade tax,
-	Tax on Control of Stock Corporations (Impuesto de Control a las Sociedades Anónimas – ICOSA, in Spanish),
-	National tax on wine production, and
-	Tax on the Disposal or Transfer of Agricultural and Livestock Assets (Impuesto a la Enajenación de Bienes Agropecuarios – IMEBA, in Spanish)

Current income tax

Current income tax in Colombia is assessed on the higher of the presumed profits and the taxable net income at the enacted rate applicable to the corresponding fiscal year and the end of the period of presentation of financial statements.

For subsidiaries in Uruguay and Argentina, current income tax is assessed at enacted tax rates.

The Exito Group continuously evaluates the positions assumed in the tax declarations with respect to situations in which certain interpretations may exist in the tax laws to adequately record the amounts that are expected to be paid.

Current tax assets and liabilities are offset for presentation purposes if there is a legally enforceable right, they have been incurred with the same tax authority and the intention is to settle them at net value or realize the asset and settle the liability simultaneously.

Deferred income tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income tax arises from temporary differences that give rise to differences between the accounting base and the taxable base of assets and liabilities. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the reporting period.

Deferred income tax assets are only recognized if it is probable that there will be future taxable income against which such deductible temporary differences may be offset. Deferred income tax liabilities are always recognized.

The effects of the deferred tax are recognized in income for the period or in other comprehensive income depending on where the originating profits or losses were booked, and they are shown in the statement of financial position as non-current items.

For presentation purposes, deferred tax assets and liabilities are offset if there is a legally enforceable right and they have been incurred with the same tax authority.

No deferred tax liabilities are carried for the total of the differences that may arise between the accounting balances and the taxable balances of investments in associates and joint ventures, since the exemption contained in IAS 12 is applied when recording such deferred income tax liabilities.

Revenue from contracts with customers

Revenue is measured at the fair value of the consideration received or to be received, net of trade rebates, cash discounts and volume discounts; value added tax is excluded.

Retail sales

Revenue from retail sales is recognized at the point in time when control of the asset is transferred to the customer, upon delivery of the goods and receipt of consideration.

-	Loyalty programs

Under their loyalty programs, certain subsidiaries award customer points on purchases, which may be exchanged in future for benefits such as prizes or goods available at the stores, means of payment or discounts, redemption with allies and continuity programs, among other. Points are measured at fair value, which is the value of each point received by the customer, taking the various redemption strategies into consideration. The fair value of each point is estimated at the end of each accounting period.

The obligation of awarding such points is recorded in the liability side as a deferred revenue that represents the portion of unredeemed benefits at fair value, considering for such effect the redemption rate and the estimated portion of points expected not to be redeemed by the customers

Revenue from services

Revenue from the provision of services is recognized at a point in time, when the performance obligations agreed upon with the customer have been satisfied. Revenue from services recognized over time is not material.

Lease income

Lease income on investment properties is recognized on a straight-line basis over the term of the agreement.

Other revenue

Royalties are recognized upon fulfilment of the conditions set out in the agreements.

Principal or agent

Contracts to provide goods or services to customers on behalf of other parties are analyzed on the grounds of specific criteria to determine when the Éxito Group acts as principal and when as a commission agent.

When another party is involved in providing goods or services to a customer, Éxito Group determines whether the nature of its promise is a performance obligation to provide the specified goods or services itself (principal) or to arrange for those goods or services to be provided by the other party (agent). Revenue from contracts in which the Exito Group acts as an agent are immaterial.

Earnings per share

Basic earnings per share are calculated by dividing the profit for the period attributable to equity holders of the parent, by the weighted average of common shares outstanding during the year, excluding, if any, common shares acquired by Éxito and held as treasury shares.

For the purpose of calculating diluted earnings per share, profit or loss attributable to equity holders of the parent entity, and the weighted average number of shares outstanding, are adjusted for the effects of all dilutive potential ordinary shares, if any.

There were no dilutive potential ordinary shares outstanding at the end of the reporting period.

Note 5. Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB

Note 5.1. New and amended standards and interpretations

Exito Group applied amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2020. The main new standards adopted are as follows:

Statement	Description	Impact
IAS16 - Fixed Assets – Resources Before Intended Use	The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from the sale of items produced before the asset is available for use, which must be recognized in profit or loss.	These changes did not have any impact in the consolidated financial statements.
Changes in IFRS 9: Reform of the reference interest rate	The amendments to standard IFRS 9 provide exemptions that apply to all hedge relationships directly affected by the reference interest rate reform. A relationship of hedge is directly affected if the reform raises uncertainties about the period, or the value, of cash flows based on the reference interest rate of the hedge item or hedging instrument.	These changes did not have any impact in the consolidated financial statements.
Changes in IFRS 16	Improvements in IFRS 16: Leases: The amendments exclude the concept of reimbursement for improvements in third-party properties.	These changes did not have any impact in the consolidated financial statements.
Amendments to IAS 1 and IAS 8 - Definition of material	In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, ’Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.	These changes did not have any impact in the consolidated financial statements.
Amendments to IFRS 16: COVID-19 related rent concessions	Amendments related to concession to tenants, in the application of the guidelines of IFRS 16, on the modification of the lease, when accounting for related benefits as a direct consequence of the Covid-19 pandemic.	These changes did not have any impact in the consolidated financial statements.
Amendments to IFRS 3: Definition of business	Describes that to be considered a business an integrated set activities and assets must include, at least, input of resources and a substantive process, that together contribute significantly to the capacity to generate output of resources.	These changes did not have any impact in the consolidated financial statements.
Revision of the Conceptual Framework	Concepts and guidelines on presentation and disclosure, measurement basis, financial report objectives and useful information.	These changes did not have any impact in the consolidated financial statements.

Note 5.2. New and revised standards and interpretations issued and not yet effective

Exito Group has not early adopted the following new and revised IFRSs, which have already been issued but not yet in effect, up to the date of the issuance of the Group’s consolidated financial statements:

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

Exito Group does not expect a significant impact on the Group's consolidated financial statements.

Note 6. Relevant facts

Covid-19 pandemic

On January 30, 2020, the World Health Organization declared the outbreak of the new coronavirus which first appeared in Wuhan, province of Hubei, China, called Covid-19, as a public health emergency of international significance. Later, on March 11, 2020 and because of the alarming levels of dissemination of the virus around the world, Covid-19 was described as a pandemic.

The Éxito Group assessed and did not identify specific situations or negative material effects on the value of its investments, on the measurement of inventories, on the depreciation of properties, plants and equipment, on the measurement of the expected losses on trade receivables, on provision liabilities or on restructuring plans, on the measurement of employee benefits, on the estimation and recognition of the deferred income tax, on transactions with related parties, on the impairment of assets, on revenue from ordinary activities arising from contracts with customers, on lease contracts, on non-current assets held for sale, on discontinued operations, and generally on all of its liabilities, that might have an effect on the financial position or on the results of the operations, or that might impair its sustainability and operation.

Corporate reorganization of Companhia Brasileira de Distribuição - CBD

The corporate reorganization of Companhia Brasileira de Distribuição - CBD was completed on December 31, 2020. As a result of this reorganization, Companhia Brasileira de Distribuição – CBD became the controlling shareholder of Éxito with 96.57% interest in its share capital. Under Colombian commercial regulations, Éxito had fallen in grounds for dissolution since more than 95% of its capital stock was held by one single shareholder at December 31, 2020.

In March 2021, Companhia Brasileira de Distribuição - CBD overcame the grounds for dissolution through a transfer of shares of Éxito Company to a related third party (GPA2 Empreendimentos E Participacoes), thus its new shareholding in Éxito's capital stock was 91.57%.

Share buy-back

General Meetings of Shareholders held on March 24, 2022 and June 9, 2022 authorized and approved a share buy-back program. As a result, Éxito bought back 14,982,863 of its outstanding shares (representing 44,948,589 shares after the share split).

Share split

Éxito's General Meeting of Shareholders approved the share split on October 25, 2022, as follows:

a.	Prior to the share split, Éxito’s capital was represented by 448,240,151 common shares with a nominal value of $10 Colombian pesos. The number of outstanding shares was 432,621,453 and the number of treasuries shares was 15,618,698. The authorized capital was comprised of 530,000,000 common shares.

b.	The share split for subscribed and paid-in capital was made in a proportion of 1 into 3, increasing the number of common shares to 1,344,720,453 and decreasing their nominal value to $3.3333 Colombian pesos. The new number of outstanding shares is 1,297,864,359 and the new number of treasury shares is 46,856,094. Authorized share capital increased to 1,590,000,000.

The number of shares and calculation of earnings per share for all periods presented has been retrospectively adjusted for the effects of the share split.

Note 7. Cash and cash equivalents

The balance of cash and cash equivalents is shown below:

	As at December 31,
	2022	2021
Cash at banks and on hand	1,700,987	2,472,151
Fiduciary rights – money market like	30,652	68,716
Funds	1,139	-
Term deposit certificates	870	681
Other cash equivalents	25	31
Total cash and cash equivalents	1,733,673	2,541,579

(1)   Represents the Collective Investment Fund with Fiduciaria Corficolombiana created to guarantee the payment of the lease fee on the Éxito Poblado and Cedi Avenida 68 properties. These funds must be maintained until March 2027, when the guaranteed contracts expire.

At December 31, 2022, the Éxito Group recognized interest income from cash at banks and on hand and cash equivalents in the amount of $27,040 (December 31, 2021 - $17,277), which were recognized as financial income as detailed in Note 32.

At December 31, 2022 and 2021, cash and cash equivalents were not restricted or levied in any way as to limit availability thereof.

Note 8. Trade receivables and other receivables

The balance of trade receivables and other receivables is shown below:

	As at December 31,
	2022	2021
Trade receivables (Note 8.1)	506,342	387,353
Other receivables (Note 8.2)	323,534	296,698
Total trade receivables and other receivables	829,876	684,051
Current	779,355	625,931
Non-Current	50,521	58,120

Note 8.1. Trade receivables

The balance of trade receivables is shown below:

	As at December 31,
	2022	2021
Trade accounts	385,766	272,920
Sale of real-estate project inventories	66,831	67,434
Rentals and dealers	64,260	62,426
Employee funds and lending	12,367	9,841
Allowance for expected credit loss	(22,882)	(25,268)
Trade receivables	506,342	387,353

The allowance for expected credit loss is recognized as expense in profit or loss. The movement in the allowance for expected credit losses during the periods was as follows:

Balance at January 1, 2020	21,931
Additions	36,360
Reversal of allowance for expected credit losses	(22,679)
Write-off of receivables	(6,759)
Reclassifications to non-current assets held for sale	27
Effect of exchange difference from translation into presentation currency	(1,320)
Balance at December 31, 2020	27,560
Additions	39,615
Reversal of allowance for expected credit losses	(31,588)
Write-off of receivables	(10,049)
Effect of exchange difference from translation into presentation currency	(270)
Balance at December 31, 2021	25,268
Additions	30,802
Reversal of allowance for expected credit losses	(26,093)
Write-off of receivables	(4,976)
Effect of exchange difference from translation into presentation currency	(2,119)
Balance at December 31, 2022	22,882

An analysis is performed at each reporting date to estimate expected credit losses. The allowance rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., product type and customer rating). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events and current conditions. Generally, trade receivables and other receivables are written-off if past due for more than one year.

Note 8.2. Other receivables

	As at December 31,
	2022	2021
Recoverable taxes	106,631	32,474
Loans or advances to employees	84,885	78,088
Business agreements	57,989	84,973
Money transfer services	20,370	63,811
Money remittances	16,347	8,205
Sale of fixed assets, intangible assets and other assets	6,278	673
Maintenance fees	4,074	4,737
Long-term receivable	2,895	1,720
Tax claims	-	1,360
Other	24,065	20,657
Total other receivables	323,534	296,698

Note 8.3. Trade receivables and other receivables by age

The detail by age of trade receivables and other receivables, without considering impairment, is shown below:

Period	Total	Less than 30 days	From 31 to 60 days	From 61 to 90 days	More than 90 days
December 31, 2022	852,758	740,340	13,667	5,778	92,973
December 31, 2021	709,319	603,596	16,150	5,201	84,372

Note 9. Prepayments

	As at December 31,
	2022	2021
Insurance	20,161	19,359
Lease payments made before commencement date	9,645	10,658
Advertising	6,060	3,730
Maintenance	5,811	5,304
Other prepayments	4,462	6,659
Total prepayments	46,139	45,710
Current	39,774	36,515
Non-current	6,365	9,195

Note 10. Related parties

Note 10.1. Significant agreements

Transactions with related parties refer mainly to transactions between the Exito Group. its subsidiaries, joint ventures and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed upon between the parties. The agreements are detailed as follows:

Casino Group: The Éxito Group entered into various contracts with Casino Group entities:

(a)	Casino international, International Retail Trade and Services IG and Distribution Casino France: Commercial agreement to regulate the terms pursuant to which Casino International renders international retail and trade services to Éxito Group (e.g., negotiation of commercial services with international suppliers, prospecting global suppliers and intermediating the purchases provided by Casino, purchase and importation of products and reimbursement for promotions realized in stores).

(b)	Insurance agreements entered into between the Group and Casino for intermediation of renewals of certain insurance policies.

(c)	Cost reimbursement agreements between the Éxito Group and Casino entities (Euris, Casino Services and Casino Guichard Perrachon S.A.) to foster the sharing of know-how and experience on certain areas of operation, and also the reimbursement of expenses related to expatriates of the Casino Group.

Greenyellow: the Éxito Group entered into a service agreement with Greenyellow Energía de Colombia S.A.S. (GY), pursuant to which GY will provide oversight and monitoring services relating to energy efficiency.

Puntos Colombia: the Éxito Group entered into an agreement with Puntos Colombia S.A.S., a joint venture with Bancolombia, providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services.

Tuya: The Éxito Group entered into partnership agreements with Tuya, a joint venture with Grupo Bancolombia, to promote (i) the sale of products and services offered by Éxito through Éxito co-branded credit cards, (ii) the use of these credit cards in and out of the Éxito stores and (iii) the use of other financial services agreed between the parties inside Éxito stores. The Éxito Group also entered into an agreement for the reimbursement of expenses, among other matters.

Companhia Brasileira de Distribuição (CBD): The Éxito Group entered into a cost reimbursement agreement related to the sharing of know-how and experience of CBD on certain areas (strategy, finance, human resources, legal, communication and investors relations). The Éxito Group also entered into an agreement for the reimbursement of expenses related to the relocation of employees among the Éxito Group.

Note 10.2. Transactions with related parties

Transactions with related parties relate to revenue from retail sales and other services, as well as to costs and expenses related to risk management and technical assistance support, purchase of goods and services received.

The amount of revenue, costs and expenses arising from transactions with related parties is as follows:

	Revenue
	Year ended December 31,
	2022	2021	2020
Joint ventures (1)	72,748	132,530	66,170
Casino Group companies (2)	4,606	7,972	8,219
Controlling entity (3)	-	-	369
Total revenue	77,354	140,502	74,758

	Costs and expenses
	Year ended December 31,
	2022	2021	2020
Joint ventures (1)	110,665	89,299	87,211
Casino Group companies (2)	62,311	60,700	46,525
Controlling entity (3)	12,248	9,777	9,848
Members of the Board	2,666	1,593	1,736
Total cost and expenses	187,890	161,369	145,320

(1)	The amount of revenue and costs and expenses with each joint venture is as follows:

Revenue:

	Compañía de Financiamiento Tuya S.A.			Puntos Colombia S.A.S.
	Year ended December 31,
Description	2022	2021	2020	2022	2021	2020
Commercial activation recovery	53,398	52,047	43,739	-	-	-
Yield on bonus, coupons and energy	11,638	14,224	14,122	-	-	-
Lease of real estate	4,520	4,886	5,247	-	-	-
Services	1,837	923	1,836	1,355	1,401	1,226
Corporate collaboration agreement	-	59,049	-	-	-	-
Total revenue	71,393	131,129	64,944	1,355	1,401	1,226

Costs and expenses:

	Compañía de Financiamiento Tuya S.A.			Puntos Colombia S.A.S.
	Year ended December 31,
Description	2022	2021	2020	2022	2021	2020
Cost of customer loyalty program	-	-	-	100,301	83,649	83,064
Commissions on means of payment	10,364	5,650	4,147	-	-
Total costs and expenses	10,364	5,650	4,147	100,301	83,649	83,064

(2)	Revenue mainly relates to the provision of services and success fees from suppliers. Costs and expenses accrued mainly arise from energy optimization services received and intermediation in the import of goods, procurement of goods and consultancy services.

Revenue by each company is as follows:

	Year ended December 31,
	2022	2021	2020
Greenyellow Energía de Colombia S.A.S.	1,901	442	451
Casino International	1,175	6,783	6,941
Relevan C Colombia S.A.S.	701	-	-
Distribution Casino France	534	48	499
International Retail and Trade Services IG.	295	699	321
Casino Services	-	-	7
Total revenue	4,606	7,972	8,219

Costs and expenses by each company are as follows:

	Year ended December 31,
	2022	2021	2020
Greenyellow Energía de Colombia S.A.S.	40,841	36,152	23,336
Casino Guichard Perrachon S.A.	14,229	12,975	10,369
Distribution Casino France	6,404	5,329	8,604
Relevan C Colombia S.A.S.	595	-	-
Casino Services	229	2,778	1,288
Cdiscount S.A.	13	43	-
Euris	-	1,742	1,669
International Retail and Trade Services IG.	-	1,681	1,259
Total costs and expenses	62,311	60,700	46,525

(3)	Costs and expenses related to consulting services provided by Companhia Brasileira de Distribuição – CBD.

Note 10.3. Other information on related party transactions

Financial assets measured at fair value through other comprehensive income

Éxito Group has 659,383 shares in Cnova NV in the amount of $9,222.

Financial assets measured at amortized cost

According to Note 12, Éxito Group has investment in bonds issued by Compañía de Financiamiento Tuya S.A., which has the intention and capability of holding to obtain contractual cash flows until maturity in amount of $- (December 31, 2021 - $5,046). The interests on these bonds are at market terms and conditions.

Note 10.4. Receivables from related parties

	Receivable		Other non-financial assets
	As at December 31,		As at December 31,
	2022	2021	2022	2021
Joint ventures (1)	41,909	47,739	35,000	24,500
Casino Group companies (2)	4,925	8,448	-	-
Controlling entity (3)	288	288	-	-
Total	47,122	56,475	35,000	24,500
Current	47,122	56,475	-	-
Non-Current	-	-	35,000	24,500

(1)	Balances relate to the following joint ventures and the following detail:

-	The balance of receivables by joint ventures is shown below:

	Compañía de Financiamiento Tuya S.A.		Puntos Colombia S.A.S.		Sara ANV S.A.
	As at December 31,
Description	2022	2021	2022	2021	2022	2021
Reimbursement of shared expenses, collection of coupons and other	5,407	4,403	-	-	-	-
Corporate collaboration agreement	-	10,494	-	-	-	-
Redemption of points	-	-	33,805	30,356	-	-
Other services	2,329	2,229	-	257	368	-
Total receivable	7,736	17,126	33,805	30,613	368	-

-	Other non-financial assets:

The balance of $35,000 at December 31, 2022 and $24,500 at December 31, 2021, relates to payments made to Compañía de Financiamiento Tuya S.A. for the future subscription of shares. Given that prior to December 31, 2022 and December 31, 2021, Compañía de Financiamiento Tuya S.A. had not received authorization from the Colombian Financial Superintendence to register a capital increase, amounts disbursed were not recognized as an investment in such company. During the year ended December 31, 2022, Compañía de Financiamiento Tuya S.A effectively subscribed and issued shares for the amount of $44,493 representing an increase in such investment.

(2)	Receivable from Casino Group companies represents reimbursement for payments to expats, supplier agreements and energy efficiency solutions.

	As at December 31,
	2022	2021
Casino International	3,893	7,341
International Retail and Trade Services	344	725
Distribution Casino France	232	49
Relevan C Colombia S.A.S.	193	-
Casino Services	7	7
Greenyellow Energía de Colombia S.A.S.	2	113
Other	254	213
Total Casino Group companies	4,925	8,448

(3)	Represents the balance of personnel expenses receivable from Companhia Brasileira de Distribuição - CBD.

Note 10.5. Payables to related parties

The balance of payables to related parties is shown below:

	As at December 31,
	2022	2021
Joint ventures (1)	62,772	42,619
Casino Group companies (2)	16,374	23,027
Members of the Board	43	-
Total	79,189	65,646

(1)	Mainly represents the balance outstanding in favor of Puntos Colombia S.A.S. arising from points (accumulations) issued.

(2)	Payables to Casino Group companies such as energy efficiency solutions received, intermediation in the import of goods, and consulting and technical assistance services.

	As at December 31,
	2022	2021
Casino Guichard Perrachon S.A.	14,659	11,415
Distribution Casino France	934	224
Relevan C Colombia S.A.S.	508	-
Greenyellow Energía de Colombia S.A.S.	125	9,456
Casino Services	100	1,637
International Retail and Trade Services IG	-	164
Other	48	131
Total Casino Group companies	16,374	23,027

Note 10.6. Other financial liabilities with related parties

	As at December 31,
	2022	2021
Joint ventures (1)	26,218	17,461
Total	26,218	17,461

(1)	Mainly represents collections received from customers related to the Tarjeta Éxito cards owned by Tuya.

Note 10.7. Key management personnel compensation

Transactions between the Éxito Group and key management personnel, including legal representatives and/or administrators, mainly relate to labor agreements executed by and between the parties.

Compensation of key management personnel is as follows:

	Year ended December 31,
	2022	2021	2020
Short-term employee benefits	96,078	89,817	74,444
Post-employment benefits	2,318	2,427	2,604
Termination benefits	-	-	1,192
Total key management personnel compensation	98,396	92,244	78,240

Note 11. Inventories, net and cost of sales

Note 11.1. Inventories, net

	As at December 31,
	2022	2021
Inventories (1)	2,640,995	1,973,452
Inventories in transit	73,066	65,884
Raw materials	29,105	10,668
Materials, spares, accessories and consumable packaging	18,941	11,536
Production in process	5,123	25,244
Real estate project inventories	3,213	17,519
Total inventories (2)	2,770,443	2,104,303

(1)	The movement of the allowance for losses on inventory obsolescence and damages during the reporting periods is shown below:

Balance at January 1, 2020	16,398
Allowance recognized during the period	5,325
Allowance reversal	(2,850)
Effect of exchange difference from translation into presentation currency	(557)
Balance at December 31, 2020	18,316
Allowance recognized during the period	5,251
Allowance reversal	(11,095)
Effect of exchange difference from translation into presentation currency	(113)
Balance at December 31, 2021	12,359
Allowance recognized during the period	2,313
Allowance reversal	(500)
Effect of exchange difference from translation into presentation currency	(1,022)
Balance at December 31, 2022	13,150

(2)	Includes $21,901 of products sold in 2021, which do not affect the reasonableness of cost of sales for 2022.

At December 31, 2022, there are no restrictions or liens on the sale of inventories.

Note 11.2. Cost of sales

The following is the information related with the cost of sales, allowance for losses on inventory obsolescence and damages, and allowance reversal on inventories:

	Year ended December 31,
	2022	2021	2020
Cost of goods sold (1)	17,086,294	13,794,658	13,014,815
Logistics costs (2)	579,791	493,630	484,174
Damage and loss	202,573	171,747	167,941
(Reversal) allowance for inventory losses, net	1,813	(5,844)	2,475
Trade discounts and purchase rebates	(2,490,381)	(1,965,335)	(1,890,495)
Total cost of sales	15,380,090	12,488,856	11,778,910

(1)	At December 31, 2022 includes $98,259 of depreciation and amortization cost (December 31, 2021 - $82,311).

(2)	At December 31, 2022 includes $308,614 of employee benefits (December 31, 2021 - $274,557).

Note 12. Financial assets

The balance of financial assets is shown below:

	As at December 31,
	2022	2021
Financial assets measured at fair value through other comprehensive income	29,043	29,392
Derivative financial instruments (1)	27,300	11,057
Derivative financial instruments designated as hedge instruments (2)	14,480	6,023
Financial assets measured at amortized cost (3)	6,939	6,896
Financial assets measured at fair value through profit or loss	622	1,593
Total financial assets	78,384	54,961
Current	45,812	14,331
Non-current	32,572	40,630

(1)	Relates to forward and swap contracts used to hedge the variation in the exchange rates and interest rates of financial liabilities in foreign currency. The fair value of these instruments is estimated based on valuation models who use variables other than quoted prices, directly or indirectly observable for financial assets or liabilities.

The detail of maturities of these instruments at December 31, 2022 was as follows:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	-	24,382	2,918	-	-	27,300

The detail of maturities of these instruments at December 31, 2021 was as follows:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	3,016	4,587	3,454	-	-	11,057

(2)	Derivative instruments designated as hedging instrument relates to interest and exchange rate swaps. The fair value of these instruments is determined based on valuation models.

At December 31, 2022, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M e IBR 1M	9.0120% y 3.9%	14,480

The detail of maturities of these hedge instruments at December 31, 2022 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	-	3,980	4,725	4,149	1,626	14,480

At December 31, 2021, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M	2.0545% - 2.145%	6,023

The detail of maturities of these hedge instruments at December 31, 2021 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	(262)	-	483	2,470	3,332	6,023

(3)	Financial assets measured at amortized cost represented:

	As at December 31,
	2022	2021
Term deposit	5,461	-
National Treasury bonds	1,478	1,850
Investment in bonds (a)	-	5,046
Total financial assets measured at amortized cost	6,939	6,896

(a)	Investment in bonds issued by Tuya and for which Éxito had the intention and capability of holding to obtain contractual cash flows until maturity. These investments were part of Tarjeta Éxito corporate collaboration agreement. At December 31, 2022 the nominal value amounts to $- (December 31, 2021 - $5,000) and the maturity ranged from 1 to 10 years and yields CPI + 6%.

At December 31, 2022 and 2021, there are no restrictions or liens on financial assets that restrict their sale, except for (a) the investment in bonds of Compañía de Financiamiento Tuya S.A. which were issued as part of the business collaboration agreement on Tarjeta Éxito, and (b) judicial deposits relevant to the subsidiary Libertad S.A.

None of the assets were impaired at December 31, 2022 and 2021.

Note 13. Property, plant and equipment, net

	As at December 31,
	2022	2021
Land	1,278,822	1,137,865
Buildings	2,348,627	2,115,633
Machinery and equipment	1,176,246	1,033,499
Furniture and fixtures	789,622	655,019
Assets under construction	50,305	45,009
Installations	197,097	132,928
Improvements to third-party properties	776,293	635,377
Vehicles	28,712	23,873
Computers	404,938	346,091
Other property, plant and equipment	16,050	16,050
Total property, plant and equipment, gross	7,066,712	6,141,344
Accumulated depreciation	(2,587,996)	(2,111,908)
Impairment	(4,436)	(4,739)
Total property, plant and equipment, net	4,474,280	4,024,697

The movement of the cost of property, plant and equipment, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at January 1, 2020	1,013,078	1,901,719	951,405	604,591	82,196	113,362	553,014	19,006	224,545	16,050	5,478,966
Additions	-	3,409	9,012	5,166	162,665	3,826	3,781	378	5,090	-	193,327
Increase (decrease) from movements between property, plant and equipment accounts	-	47,030	29,246	31,298	(151,419)	3,597	18,417	773	21,058	-	-
Increase (decrease) from transfers from (to) investment property	13,435	28,070	1,408	29	(17,548)	-	-	-	-	-	25,394
Disposals and derecognition	(10)	(3,418)	(46,030)	(44,136)	(986)	(12)	(17,127)	(521)	(15,128)	-	(127,368)
Increase (decrease) from transfers from (to) non-current assets held for sale (1)	13,345	(737)	-	-	3,041	-	-	-	-	-	15,649
Effect of exchange differences on translation into presentation Currency	(50,685)	(70,031)	(12,851)	(14,471)	(2,683)	(9,338)	(15,913)	(1,572)	(9,805)	-	(187,349)
Increase (decrease) from transfers to (from) other balance sheet Accounts	9,435	(95)	2,770	797	(12,577)	-	(19)	(187)	612	-	736
Hyperinflation adjustments	37,808	47,381	6,062	5,409	1,448	-	-	1,782	5,973	-	105,863
Balance at December 31, 2020	1,036,406	1,953,328	941,022	588,683	64,137	111,435	542,153	19,659	232,345	16,050	5,505,218
Additions	1,506	39,396	113,128	59,137	28,519	3,296	45,476	525	130,303	-	421,286
(Decrease) increase from movements between property, plant and equipment accounts	-	(22,546)	2,499	6,202	(34,331)	6,477	40,500	433	766	-	-
Increase (decrease) from transfers from (to) investment property	19,657	40,682	259	-	(5,747)	-	-	-	-	-	54,851
Disposals and derecognition	-	(3,896)	(25,585)	(13,343)	(716)	(15)	(12,489)	(1,713)	(12,487)	-	(70,244)
Effect of exchange differences on translation into presentation Currency	9,904	21,306	7,910	10,098	1,087	11,735	20,779	(278)	2,824	-	85,365
Increase (decrease) from transfers to (from) other balance sheet Accounts	424	1,191	(17,846)	(6,610)	(10,496)	-	(1,042)	1,890	(20,257)	-	(52,746)
Hyperinflation adjustments	69,968	86,172	12,112	10,852	2,556	-	-	3,357	12,597	-	197,614
Balance at December 31, 2021	1,137,865	2,115,633	1,033,499	655,019	45,009	132,928	635,377	23,873	346,091	16,050	6,141,344
Additions	8,922	28,881	138,155	82,438	70,190	2,377	65,911	1,879	44,697	-	443,450
Increase (decrease) from movements between property, plant and equipment accounts	-	4,165	3,745	19,713	(49,114)	12,771	8,713	-	7	-	-
(Decrease) from transfers from (to) investment property	(1,643)	(1,756)	-	-	(12,232)	-	-	-	-	-	(15,631)
Increase (decrease) from transfers from (to) non-current assets held for sale	(446)				(647)						(1,093)
Disposals and derecognition	(466)	(2,436)	(29,871)	(11,784)	(627)	(957)	(20,755)	(226)	(9,613)	-	(76,735)
Effect of exchange differences on translation into presentation currency	6,219	36,390	27,542	38,182	2,496	49,978	89,656	(2,633)	5,065	-	252,895
(Decrease) Increase from transfers to (from) other balance sheet accounts	(929)	(741)	(18,610)	(11,548)	(266)	-	(2,609)	143	(5,078)	-	(39,638)
Hyperinflation adjustments	129,300	168,491	21,786	17,602	(4,504)	-	-	5,676	23,769	-	362,120
Balance at December 31, 2022	1,278,822	2,348,627	1,176,246	789,622	50,305	197,097	776,293	28,712	404,938	16,050	7,066,712

Accumulated depreciation	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at January 1, 2020		326,935	443,859	350,634		61,124	260,343	12,968	169,154	4,009	1,629,026
Depreciation		47,080	87,643	60,282		7,790	32,486	1,802	23,316	788	261,187
Increase (decrease) from movements between property, plant and equipment accounts		-	(9,575)	9,337		-	422	213	(397)	-	-
Increase because of transfers from investment property		20,210	-	-		-	-	-	-		20,210
Disposals and derecognition		(375)	(34,465)	(34,918)		(4)	(10,964)	(367)	(13,406)	-	(94,499)
Effect of exchange differences on translation into presentation currency		(20,015)	(9,489)	(11,637)		(5,338)	(6,903)	(1,129)	(8,208)	-	(62,719)
Other		(31)	1	51		-	-	-	28	-	49
Hyperinflation adjustments		18,199	5,332	4,730		-	-	1,585	7,050	-	36,896
Balance at December 31, 2020		392,003	483,306	378,479		63,572	275,384	15,072	177,537	4,797	1,790,150
Depreciation		49,909	86,118	56,701		8,152	30,637	1,675	31,408	788	265,388
Disposals and derecognition		(1,178)	(18,607)	(9,535)		(5)	(6,254)	(1,582)	(11,815)	-	(48,976)
(Decrease) from transfers (to) investment property		(16)	-	-		-	-	-	-	-	(16)
Effect of exchange differences on translation into presentation currency		5,102	5,460	8,889		6,790	8,541	(231)	2,289	-	36,840
Other		(278)	(489)	-		-	-	(5)	6	-	(766)
Hyperinflation adjustments		34,532	10,057	9,068		-	-	3,048	12,583	-	69,288
Balance at December 31, 2021		480,074	565,845	443,602		78,509	308,308	17,977	212,008	5,585	2,111,908
Depreciation		51,704	88,988	58,975		9,933	36,580	2,097	34,328	788	283,393
Disposals and derecognition		(669)	(23,868)	(9,317)		(509)	(16,858)	(193)	(9,562)	-	(60,976)
(Decrease) from transfers (to) investment property		526	-	-		-	-	-	-	-	526
Increase (decrease) from transfers from (to) non-current assets held for sale		(436)									(436)
Effect of exchange differences on translation into presentation currency		5,988	18,227	32,472		29,690	34,381	(2,339)	3,806	-	122,225
Other		32	(7)	-		-	-	(333)	1,307	-	999
Hyperinflation adjustments		67,528	18,408	15,673		-	-	5,585	23,163	-	130,357
Balance at December 31, 2022		604,747	667,593	541,405		117,623	362,411	22,794	265,050	6,373	2,587,996

Impairment	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at January 1, 2020	1,280	1,007	-	-		-	2,561	-	-	-	4,848
Impairment loss	641	1,977	-	-		-	214	-	-	-	2,832
Effect of exchange differences on translation into presentation currency	-	-	-	-		-	(214)	-	-	-	(214)
Balance at December 31, 2020	1,921	2,984	-	-		-	2,561	-	-	-	7,466
Impairment loss	-	756	-	-		-	1,735	-	-	-	2,491
Reversal of Impairment loss	(1,921)	(2,857)	-	-		-	-	-	-	-	(4,778)
Disposals and derecognition	-	(756)	-	-		-	-	-	-	-	(756)
Effect of exchange differences on translation into presentation currency	-	-	-	-		-	316	-	-	-	316
Balance at December 31, 2021	-	127	-	-		-	4,612	-	-	-	4,739
Impairment loss	-	241	-	-		-	1,403	-	-	-	1,644
Reversal of Impairment loss	-	(17)	-	-		-	(2,786)	-	-	-	(2,803)
Disposals and derecognition	-	(241)	-	-		-	(239)	-	-	-	(480)
Effect of exchange differences on translation into presentation currency	-	-	-	-		-	1,336	-	-	-	1,336
Balance at December 31, 2022	-	110	-	-		-	4,326	-	-	-	4,436

(1)	At December 31, 2020 and given the impossibility of achieving the sale, the Hotel Cota plot of land and real estate project were transferred from non-current assets held for sale back to property, plant and equipment.

Assets under construction are represented by those assets in process of construction and process of assembly not ready for their intended use as expected by Éxito Group management, and on which costs directly attributable to the construction process continue to be capitalized if they are qualifying assets.

The cost of property, plant and equipment does not include the balance of estimated dismantling and similar costs, based on the assessment and analysis made by the Éxito Group which concluded that there are no contractual or legal obligations at acquisition.

At December 31, 2022 and 2021 no restrictions or liens have been imposed on items of property, plant and equipment that limit their sale, and there are no commitments to acquire, build or develop property, plant and equipment.

Information about impairment testing is disclosed in Notes 34 and 35.

Note 13.1 Additions to property, plant and equipment for cash flow presentation purposes

	Year ended December 31,
	2022	2021	2020
Additions	443,450	421,286	193,327
Additions to trade payables for deferred purchases of property, plant and equipment	(546,817)	(411,044)	(181,799)
Payments for deferred purchases of property, plant and equipment	484,182	320,208	192,889
Acquisition of property, plant and equipment in cash	380,815	330,450	204,417

Note 14. Investment property, net

Éxito Group's investment properties are business premises and land held to generate income from operating leases or future appreciation of their value.

The net balance of investment properties is shown below:

	As at December 31,
	2022	2021
Land	312,399	281,119
Buildings	1,744,190	1,597,106
Constructions in progress	109,563	29,059
Total cost of investment property	2,166,152	1,907,284
Accumulated depreciation	(317,665)	(241,348)
Impairment	(7,259)	(9,691)
Total investment property, net	1,841,228	1,656,245

The movement of the cost of investment property, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Constructions in progress	Total
Balance at January 1, 2020	313,899	1,470,745	8,223	1,792,867
Additions	201	4,338	6,057	10,596
Disposals and derecognition	(12)	-	-	(12)
(Decrease) from transfers (to) property, plant and equipment	(13,435)	(10,060)	(1,899)	(25,394)
Effect of exchange differences on the translation into presentation currency	(9,188)	(61,289)	(154)	(70,631)
Increase from transfers from non-current assets held for sale (1)	-	597	-	597
Hyperinflation adjustments	5,634	61,678	159	67,471
Other	(9,707)	1,354	(314)	(8,667)
Balance at December 31, 2020	287,392	1,467,363	12,072	1,766,827
Additions	629	63,445	22,075	86,149
(Decrease) from transfers (to) property, plant and equipment	(19,657)	(31,809)	(3,385)	(54,851)
(Decrease) from transfers (to) real estate project inventories	(776)	-	-	(776)
Disposals and derecognition	-	(6,276)	-	(6,276)
Effect of exchange differences on the translation into presentation currency	3,589	(8,769)	(29)	(5,209)
Hyperinflation adjustments	10,366	113,108	220	123,694
Other	(424)	44	(1,894)	(2,274)
Balance at December 31, 2021	281,119	1,597,106	29,059	1,907,284
Additions	-	1,618	80,220	81,838
Increase from transfers from property, plant and equipment	1,643	11,128	2,860	15,631
Increase (decrease) from movements between investment properties accounts	-	2,756	(2,756)	-
Disposals and derecognition	(39)	(1,844)	-	(1,883)
Increases from transfers from non-current assets held for sale	1,229	1,844	-	3,073
Effect of exchange differences on the translation into presentation currency	8,852	(88,535)	(262)	(79,945)
Hyperinflation adjustments	20,175	220,592	569	241,336
Other	(580)	(475)	(127)	(1,182)
Balance at December 31, 2022	312,399	1,744,190	109,563	2,166,152

Accumulated depreciation	Buildings
Balance at January 1, 2020	163,183
Depreciation expenses	31,416
(Decrease) from transfers (to) property, plant and equipment	(20,210)
Effect of exchange differences from translation into presentation currency	(11,805)
Increase from transfers from non-current assets held for sale (1)	41
Hyperinflation adjustments	17,195
Balance at December 31, 2020	179,820
Depreciation expenses	30,180
Increase arising from transfers from property, plant and equipment accounts	16
Disposals and derecognition	(71)
Effect of exchange differences on the translation into presentation currency	(1,741)
Hyperinflation adjustments	33,365
Other	(221)
Balance at December 31, 2021	241,348
Depreciation expenses	31,174
Decrease arising from transfers (to) property, plant and equipment accounts	(526)
Disposals and derecognition	(189)
Increases from transfers from non-current assets held for sale	870
Effect of exchange differences on the translation into presentation currency	(21,452)
Hyperinflation adjustments	66,589
Other	(149)
Balance at December 31, 2022	317,665

Impairment	Land	Buildings	Total
Balance at January 1, 2020	1,159	2,305	3,464
Impairment loss	509	4,288	4,797
Balance at December 31, 2020	1,668	6,593	8,261
Impairment loss	336	7,538	7,874
Reversal of Impairment loss	(192)	(868)	(1,060)
Disposals and derecognition	-	(5,384)	(5,384)
Balance at December 31, 2021	1,812	7,879	9,691
Impairment loss	-	556	556
Reversal of Impairment loss	(173)	(2,259)	(2,432)
Disposals and derecognition	-	(556)	(556)
Balance at December 31, 2022	1,639	5,620	7,259

(1)	Given the impossibility of achieving the sale, the Pereira Plaza Trade Premises were transferred back to investment property.

At December 31, 2022 and 2021, there are no limitations or liens imposed on investment property that restrict realization or tradability thereof.

At December 31, 2022 and 2021, the Éxito Group is not committed to acquire, build or develop new investment property.

Information about impairment testing is disclosed in Note 34. Note 35 discloses the fair value of investment property, based on the appraisal carried out by an independent third party.

During the years ended December 31, 2022 and 2021 the results at the Éxito Group from the investment property are as follows:

	Year ended December 31,
	2022	2021	2020
Lease rental income	340,746	300,541	220,706
Operating expense related to leased investment properties	(75,031)	(75,210)	(55,931)
Operating expense related to investment properties that are not leased	(81,306)	(71,138)	(118,038)
Net gain from investment property	184,409	154,193	46,737

Note 15. Leases

Note 15.1 Right of use asset, net

	As at December 31,
	2022	2021
Right of use asset	2,826,607	2,553,975
Accumulated depreciation	(1,377,029)	(1,183,463)
Impairment	(6,109)	-
Total right of use asset, net	1,443,469	1,370,512

The movement of right of use asset and depreciation thereof, during the reporting periods, is shown below:

Cost
Balance at January 1, 2020	2,413,037
Increase from new contracts	356,658
Remeasurements from existing contracts (1)	219,207
Derecognition, reversal and disposal (2)	(664,459)
Effect of exchange differences on translation into presentation currency	(22,553)
Balance at December 31, 2020	2,301,890
Increase from new contracts	97,446
Remeasurements from existing contracts (1)	170,764
Derecognition, reversal and disposal (2)	(43,987)
Effect of exchange differences on the translation into presentation currency	27,862
Balance at December 31, 2021	2,553,975
Increase from new contracts	174,190
Increase from new contracts, prepaid	7,002
Remeasurements from existing contracts (1)	137,047
Derecognition, reversal and disposal (2)	(166,587)
Hyperinflation adjustments	2,149
Effect of exchange differences on the translation into presentation currency	118,831
Balance at December 31, 2022	2,826,607

Accumulated depreciation
Balance at January 1, 2020	1,109,389
Depreciation	193,191
Remeasurements from existing contracts (1)	(421)
Derecognition and disposal (2)	(308,257)
Effect of exchange differences on the translation into presentation currency	(9,557)
Balance at December 31, 2020	984,345
Depreciation	214,930
Remeasurements from existing contracts (1)	(320)
Derecognition and disposal (2)	(27,746)
Effect of exchange differences on the translation into presentation currency	12,254
Balance at December 31, 2021	1,183,463
Depreciation	242,119
Remeasurements from existing contracts (1)	(1,190)
Derecognition and disposal (2)	(105,459)
Hyperinflation adjustments	517
Effect of exchange differences on the translation into presentation currency	57,579
Balance at December 31, 2022	1,377,029

Impairment
Balance at December 31, 2021	-
Impairment loss	5,236
Effect of exchange differences on the translation into presentation currency	873
Balance at December 31, 2022	6,109

(1)	Mainly results from the extension of contract terms, indexation or lease modifications.

(2)	Mainly results from the early termination of lease contracts.

The cost of right of use asset by class of underlying asset is shown below:

	As at December 31,
	2022	2021
Lands	9,128	6,373
Buildings	2,782,432	2,512,434
Vehicles	24,771	26,876
Equipment	10,276	8,292
Total	2,826,607	2,553,975

Accumulated of depreciation of right of use assets by class of underlying asset is shown below:

	As at December 31,
	2022	2021
Lands	4,754	2,958
Buildings	1,357,351	1,163,200
Vehicles	10,182	14,947
Equipment	4,742	2,358
Total	1,377,029	1,183,463

Depreciation expense by class of underlying asset is shown below:

	Year ended December 31,
	2022	2021	2020
Lands	631	429	299
Buildings	234,907	206,666	185,808
Vehicles	4,876	5,903	4,841
Equipment	1,705	1,932	2,243
Total depreciation	242,119	214,930	193,191

The Éxito Group is not exposed to the future cash outflows for extension options and termination options. Additionally, there are no residual value guarantees, and there are no restrictions or covenants related to these leases.

As at December 31, 2022, the average remaining term of lease contracts is 8.8 years (9.2 years as at December 31, 2021), which is also the average remaining period over which the right of use asset is depreciated.

Note 15.2 Lease liability

	As at December 31,
	2022	2021
Lease liabilities	1,655,955	1,594,643
Current	263,175	234,178
Non-current	1,392,780	1,360,465

Balance at January 1, 2020	1,530,231
Additions	356,928
Accrued interest	133,322
Remeasurements	219,628
Terminations	(375,971)
Payments of lease liabilities including interests	(303,989)
Effect of exchange differences on the translation into presentation currency	(16,997)
Other	(257)
Balance at December 31, 2020	1,542,895
Additions	96,738
Accrued interest	94,555
Remeasurements	171,083
Terminations	(15,406)
Payments of lease liabilities including interests	(315,739)
Effect of exchange differences on the translation into presentation currency	20,601
Other	(84)
Balance at December 31, 2021	1,594,643
Additions	174,190
Accrued interest	99,324
Remeasurements	138,237
Terminations	(66,937)
Payments of lease liabilities including interests	(363,316)
Effect of exchange differences on the translation into presentation currency	79,950
Other	(136)
Balance at December 31, 2022	1,655,955

Below are the future lease liability payments at December 31, 2022:

Up to one year	337,809
From 1 to 5 years	991,809
More than 5 years	782,572
Minimum lease liability payments	2,112,190
Future financing (expenses)	(456,235)
Total minimum net lease liability payments	1,655,955

The Éxito Group is not exposed to the future cash outflows for extension options or termination options. Additionally, there are no residual value guarantees, and there are no restrictions nor covenants imposed by leases.

Note 15.3. Short term leases and leases of low value assets of the Éxito Group as a lessee

Leases of low value assets are for items such as furniture and fixtures, computers, machinery and equipment and office equipment. Variable lease payments apply to some of the Éxito Group’s property leases and are detailed below:

	Year ended December 31,
	2022	2021
Variable lease payments	54,711	39,768
Short term leases	11,288	9,896
Total	65,999	49,664

Note 15.4. Operating leases of the Éxito Group as a lessor

The Éxito Group has executed operating lease agreements on investment properties. Total future minimum instalments under non-cancellable operating lease agreements at the reporting dates are:

	Year ended December 31,
	2022	2021
Up to one year	227,423	204,750
From 1 to 5 years	270,281	244,942
More than 5 years	163,414	153,603
Total minimum instalments under non-cancellable operating leases	661,118	603,295

Operating lease agreements cannot be cancelled during their term. Prior agreement of the parties is needed to terminate and a minimum cancellation payment is required ranging from 1 to 12 monthly instalments, or a fixed percentage on the remaining term.

For the year ended December 31, 2022 lease rental income was $409,009 (December 31, 2021 - $302,262) mostly comprised of investment property rental income for $340,746 (December 31, 2021 - $300,541). Income from variable lease payments was $225,506 (December 31, 2021 - $162,172).

Note 16. Other intangible assets, net

The net balance of other intangible assets, net is shown below:

	As at December 31,
	2022	2021
Trademarks	299,688	242,170
Computer software	274,480	249,324
Rights	24,703	22,538
Other	147	114
Total cost of other intangible assets	599,018	514,146
Accumulated amortization	(174,338)	(150,159)
Total other intangible assets, net	424,680	363,987

The movement of the cost of other intangible assets, of accumulated depreciation and of impairment losses is shown below:

Cost	Trademarks (1)	Computer Software	Rights (2)	Other	Total
Balance at January 1, 2020	219,923	172,044	27,034	86	419,087
Additions	-	37,853	-	-	37,853
Disposals and derecognition	-	(800)	-	-	(800)
Effect of exchange differences on translation into presentation currency	(18,853)	(1,428)	(12)	(17)	(20,310)
Hyperinflation adjustments	12,255	-	1,096	17	13,368
Transfers	-	195	-	-	195
Other	-	284	-	-	284
Balance at December 31, 2020	213,325	208,148	28,118	86	449,677
Additions	-	40,003	2,771	-	42,774
Disposals and derecognition	-	(2,140)	(9,266)	-	(11,406)
Effect of exchange differences on translation into presentation currency	6,386	1,823	(57)	(3)	8,149
Hyperinflation adjustments	22,459	-	972	31	23,462
Transfers	-	470	-	-	470
Other	-	1,020	-	-	1,020
Balance at December 31, 2021	242,170	249,324	22,538	114	514,146
Additions	-	27,519	-	-	27,519
Disposals and derecognition	-	(10,191)	-	-	(10,191)
Effect of exchange differences on translation into presentation currency	13,804	8,275	(613)	(27)	21,439
Hyperinflation adjustments	43,714	-	2,778	60	46,552
Transfers	-	(410)	-	-	(410)
Other	-	(37)	-	-	(37)
Balance at December 31, 2022	299,688	274,480	24,703	147	599,018

Accumulated amortization	Trademarks (1)	Computer Software	Rights (2)	Other	Total
Balance at January 1, 2020		114,792	40	40	114,872
Amortization		19,214	-	3	19,217
Effect of exchange differences on translation into presentation currency		(1,183)	(10)	(10)	(1,203)
Hyperinflation adjustments		-	144	18	162
Disposals and derecognition		(436)	-	-	(436)
Other		(7)	9	-	2
Balance at December 31, 2020		132,380	183	51	132,614
Amortization		17,684	6	3	17,693
Effect of exchange differences on translation into presentation currency		1,503	(9)	(3)	1,491
Hyperinflation adjustments		-	506	37	543
Disposals and derecognition		(1,941)	-	-	(1,941)
Other		(235)	(6)	-	(241)
Balance at December 31, 2021		149,391	680	88	150,159
Amortization		26,737	479	-	27,216
Effect of exchange differences on translation into presentation currency		6,692	(203)	(26)	6,463
Hyperinflation adjustments		-	1,105	63	1,168
Disposals and derecognition		(10,190)	-	-	(10,190)
Other		-	(479)	1	(478)
Balance at December 31, 2022		172,630	1,582	126	174,338

Impairment
Balance at January 1, 2020	-	-	-	-	-
Impairment loss	-	-	9,266	-	9,266
Balance at December 31, 2020	-	-	9,266	-	9,266
Disposals and derecognition (2)	-	-	(9,266)	-	(9,266)
Balance at December 31, 2021	-	-	-	-	-
Impairment loss	-	-	-	-	-
Balance at December 31, 2022	-	-	-	-	-

(1)	The balance relates to the following trademarks:

			As at December 31,
Operating segment	Brand	Useful life	2022	2021
Uruguay	Miscellaneous	Indefinite	128,103	94,319
Low cost and other (Colombia)	Súper Ínter	Indefinite	63,704	63,704
Argentina	Libertad	Indefinite	90,454	66,720
Low cost and other (Colombia)	Surtimax	Indefinite	17,427	17,427
			299,688	242,170

The trademarks have an indefinite useful life. The Éxito Group estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently they are not amortized.

(2)	Exploitation rights on trade premises impaired during 2020 were derecognized at December 31, 2021 in the amount of $9,266.

The rights have an indefinite useful life. The Éxito Group estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently these are not amortized, except for rights of Libertad S.A.

Information about impairment testing is disclosed in Notes 34 and 35.

At December 31, 2022 and 2021, other intangible assets are not limited or subject to lien that would restrict their sale. In addition, there are no commitments to acquire or develop other intangible assets.

Note 17. Goodwill

Changes in goodwill are shown below:

	Cost	Impairment	Net
Balance at January 1, 2020	2,930,768	(1,017)	2,929,751
Effect of exchange differences on the translation into presentation currency	(122,399)	-	(122,399)
Hyperinflation adjustments	46,183	-	46,183
Balance at December 31, 2020	2,854,552	(1,017)	2,853,535
Effect of exchange differences on the translation into presentation currency	86,805	-	86,805
Hyperinflation adjustments	84,643	-	84,643
Balance at December 31, 2021	3,026,000	(1,017)	3,024,983
Effect of exchange differences on the translation into presentation currency	294,578	-	294,578
Hyperinflation adjustments	164,742	-	164,742
Balance at December 31, 2022	3,485,320	(1,017)	3,484,303

Goodwill was not impaired at December 31, 2022 and 2021.

Information about impairment testing is disclosed in Notes 34 and 35.

Note 18. Investments accounted for using the equity method

The balance of investments accounted for using the equity method includes:

		As at December 31,
Company	Classification	2022	2021
Compañía de Financiamiento Tuya S.A.	Joint venture	287,657	279,790
Puntos Colombia S.A.S.	Joint venture	11,514	9,601
Sara ANV S.A-	Joint venture	850	-
Total investments accounted for using the equity method		300,021	289,391

Note 18.1. Non-financial information

Information regarding country of domicile, functional currency, main economic activity, ownership percentage and shares held in investments accounted for using the equity method is shown below:

Company	Country	Functional currency	Primary economic activity	Ownership percentage		Number of shares
				As at December 31,
				2022	2021	2022	2021
Compañía de Financiamiento Tuya S.A.	Colombia	Colombian peso	Credit	50%	50%	13.097.457.027	11.084.732.098
Puntos Colombia S.A.S.	Colombia	Colombian peso	Services	50%	50%	9.000.000	9.000.000
Sara ANV S.A.	Colombia	Colombian peso	Services	50%	-	850.000	-

Note 18.2. Financial information

Financial information regarding investments accounted for using the equity method at December 31, 2022:

Companies	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity	Revenue from ordinary activities	Income from continuing operations	Other comprehensive Income (*)
Compañía de Financiamiento Tuya S.A.	4,968,085	133,262	2,160,570	2,400,687	540,090	1,530,333	(73,266)	-
Puntos Colombia S.A.S.	196,826	37,789	199,105	12,483	23,027	320,137	3,826	-
Sara ANV S.A.	850	1,230	380	-	1,700	-	-	-

Companies	Cash and cash equivalents	Current financial liabilities	Non-current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax expense
Compañía de Financiamiento Tuya S.A.	523,859	2,036,426	2,382,673	1,412	(13,010)	(28,508)	(13,828)
Puntos Colombia S.A.S.	39,496	64,500	1,288	3,011	(23)	(747)	(3,034)
Sara ANV S.A.	850	380	-	-	-	-	-

Financial information regarding investments accounted for using the equity method at December 31, 2021:

Companies	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity	Revenue from ordinary activities	Income from continuing operations	Other comprehensive income (*)
Compañía de Financiamiento Tuya S.A.	3,851,907	113,490	1,956,776	1,484,265	524,356	1,074,933	10,681	-
Puntos Colombia S.A.S.	167,340	11,320	151,408	8,051	19,201	259,482	3,787	-

Companies	Cash and cash equivalents	Current financial liabilities	Non-current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax expense
Compañía de Financiamiento Tuya S.A.	353,348	1,598,249	1,465,860	624,858	(89,465)	(21,113)	(13,828)
Puntos Colombia S.A.S.	57,493	16	-	1,194	-	(5,151)	(1,876)

Financial information regarding investments accounted for using the equity method at December 31, 2020:

Companies	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity	Revenue from ordinary activities	Income from continuing operations	Other comprehensive income (*)
Compañía de Financiamiento Tuya S.A.	3,104,242	131,233	1,058,139	1,692,661	484,675	1,164,209	26,665	-
Puntos Colombia S.A.S.	135,435	15,336	129,616	5,740	15,415	238,215	12,669	-

Companies	Cash and cash equivalents	Current financial liabilities	Non-current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax expense
Compañía de Financiamiento Tuya S.A.	339,044	783,730	1,659,232	655,695	(142,770)	(18,693)	(142,770)
Puntos Colombia S.A.S.	39,856	29	-	2,551	-	(4,686)	-

(*)	There are no other comprehensive income figures proceeding from this companies.

Note 18.3. Corporate purpose

Compañía de Financiamiento Tuya S.A.

A joint venture and a joint control investment which was acquired on October 31, 2016. It is a private entity, authorized by the Colombian Financial Superintendence, having its main place of business in Medellín. Its main corporate purpose is to issue credit cards and grant consumer loans to low-income segments that the traditional banking system does not serve, promoting financial access.

Puntos Colombia S.A.S.

A joint venture established on April 19, 2017 under Colombian law. Its main corporate purpose is operating a loyalty program, pursuant to which its users earn points when purchasing from the Éxito Group and its partners. These points are redeemable for products or services available at the Puntos Colombia platform.

Sara ANV S.A.

Joint venture established on June 17, 2022. Its main corporate purpose is the performance of all operations, businesses, acts, services, or activities that, by of the applicable financial regulation, result from acquirer activities, whether carried out directly or through third parties. Its main address is located at Carrera 48 number 32B Sur – 139, Envigado, Colombia. The term of duration of the company is until June 16, 2122.

Note 18.4. Other information

The reconciliation of summarized financial information reported to the carrying amount of associates and joint ventures in the consolidated financial statements is shown below:

	December 31, 2022
Companies	Net assets	Ownership percentage	Proportionate share of net assets	Carrying amount (1)
Compañía de Financiamiento Tuya S.A.	540,090	50%	270,045	287,611
Puntos Colombia S.A.S.	23,027	50%	11,514	11,514
Sara ANV S.A.	1,700	50%	850	799

	December 31, 2021
Companies	Net assets	Ownership percentage	Proportionate share of net assets	Carrying amount (1)
Compañía de Financiamiento Tuya S.A.	524,356	50.00%	262,178	279,753
Puntos Colombia S.A.S.	19,201	50.00%	9,601	9,601

(1)	Amount of investment and goodwill.

No dividends were received from joint ventures during the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

There are no restrictions on the capability of joint ventures to transfer funds to Éxito in the form of cash dividends, or loan repayments or advance payments.

Éxito has no contingent liabilities incurred related to its participation therein.

There are no constructive obligations acquired by Éxito on behalf of joint ventures arising from losses exceeding the interest held in them.

These investments have no restrictions or liens that affect the interest held in them.

Note 19. Non-cash transactions

During 2022, 2021 and 2020, the Éxito Group had non-cash additions to property, plant and equipment, and to right of use assets, that were not included in the statement of cash flow, presented in Note 13.1 and 15, respectively.

Note 20. Loans, borrowing and other financial liability

The balance of loans, borrowing and other financial liability is shown below:

	As at December 31,
	2022	2021
Bank loans	791,098	898,267
Put option on non-controlling interests (1)	651,899	509,870
Letters of credit	12,587	8,874
Total loans, borrowing and other financial liability	1,455,584	1,417,011
Current	915,604	674,927
Non-current	539,980	742,084

(1) Represents the put option liability on part of the non-controlling interest in Grupo Disco Uruguay S.A. (“Grupo Disco”). The Éxito Group has a non-controlling interest in Grupo Disco of 37.51%, of which 29.82% is subject to a put option held by non-controlling shareholders. Such put option is exercisable by the holders at any time until expiry on June 30, 2025. The put option exercise price is the greater of following three measures: (i) a fixed price per share of $0.30 in US dollars as stated in the put option contract adjusted at a rate of 5% per year, (ii) a multiple of 6 times the average EBITDA of the last two years minus the net debt of Grupo Disco as of the exercise date, or (iii) a multiple of 12 times the average net income of the past two years of the Grupo Disco. On December 31, 2022, 2021 and 2020, the greater of these three measures was the updated fixed price in US dollars. See accounting policy in Note 4.

The movement in loans, borrowing and other financial liability during the reporting periods is shown below:

Balance at January 1, 2020	660,353
Proceeds from loans and borrowings	1,622,096
Changes in the fair value of the put option recognized in equity	37,848
Interest accrued	77,704
Exchange difference	1,264
Translation difference	(454)
Repayments of loans and borrowings	(866,866)
Repayments of interest on loans and borrowings	(76,283)
Balance at December 31, 2020	1,455,662
Proceeds from loans and borrowings	370,620
Changes in the fair value of the put option recognized in equity	92,485
Interest accrued	52,593
Exchange difference	725
Translation difference	(62)
Repayments of loans and borrowings	(500,834)
Repayments of interest on loans and borrowings	(54,178)
Balance at December 31, 2021	1,417,011
Proceeds from loans and borrowings	876,798
Changes in the fair value of the put option recognized in equity	142,028
Interest accrued	111,234
Translation difference	3,250
Repayments of loans and borrowings	(995,865)
Repayments of interest on loans and borrowings	(98,872)
Balance at December 31, 2022	1,455,584

Below is a detail of maturities for non-current loans and borrowings outstanding at December 31, 2022, discounted at present value:

Year	Total
2024	318,791
2025	114,935
2026	60,183
>2027	46,071
539,980

Éxito Group has available unused credit lines to minimize liquidity risks, as follows:

As at December 31, 2022
Banco Davivienda S.A.	500,000
Bancolombia S.A.	500,000
Total	1,000,000

Covenants

Under loans and borrowing contracts, the Éxito Group is subject to comply with the following financial covenants:

Maintain a leverage financial ratio, defined as adjusted recurring EBITDA to gross financial liabilities of less than 2.8x. Such ratio will be measured annually on April 30 or the following business day, based on the audited separate financial statements of Éxito.

As at December 31, 2022, 2021 and 2020, Éxito Group complied with its covenants.

Note 21. Employee benefits

The balance of employee benefits is shown below:

	As at December 31,
	2022	2021
Defined benefit plans	35,091	18,794
Long-term benefit plan	1,554	1,584
Total employee benefits	36,645	20,378
Current	4,555	2,482
Non-Current	32,090	17,896

Note 21.1. Defined benefit plans

The Éxito Group has the following defined benefit plans:

a.	Retirement pension plan

Under the plan, each of Éxito's employees will receive, upon retirement, a monthly pension payment, pension adjustments pursuant to legal regulations, survivor's pension, assistance with funeral expenses and June and December bonuses established by law. Such amount depends on factors such as: employee age, time of service and salary. The above plan also applies to Uruguayan subsidiaries’ employees starting beginning of 2022.

Éxito Group is responsible for the payment of retirement pensions to employees who meet the following requirements: (a) employees who at January 1, 1967 had served more than 20 years (full liability), and (b) employees and former employees who at January 1, 1967 had served more than 10 years but less than 20 years (partial liability).

b.	Retroactive severance pay plan

Retroactivity of severance pay is estimated for those employees whom labor laws applicable are those prior to Law 50 of 1990, and who did not move to the new severance pay system. Under the plan, a retroactive amount as severance pay will be paid to employees upon retirement, after deduction of advance payments. This social benefit is calculated over the entire time of service, based on the latest salary earned.

Such benefits are estimated on an annual basis or whenever there are material changes, using the projected credit unit. During the years ended December 31, 2022 and 2021, there were no material changes in the methods or nature of assumptions applied when preparing the estimates and sensitivity analyses.

Balances and movement:

The following are balances and movement of defined benefit plans:

	Retirement Pensions	Retroactive severance pay	Old age pension and disability retirement bonus	Total
Balance at January 1, 2020	20,719	952	391	22,062
Cost of current service	-	17	-	17
(Gain) from cost of past service	-	(19)	(405)	(424)
Interest expense	1,293	47	-	1,340
Actuarial loss (gain) from changes in experience	206	(56)	14	164
Actuarial loss from financial assumptions	590	21	-	611
Benefits paid	(2,266)	(379)	-	(2,645)
Balance at December 31, 2020	20,542	583	-	21,125
Cost of current service	-	15	-	15
Cost of past service	1,227	-	-	1,227
Interest expense	1,146	24	-	1,170
Actuarial loss (gain) from changes in experience	675	(57)	-	618
Actuarial gain from financial assumptions	(2,915)	(32)	-	(2,947)
Benefits paid	(2,242)	(172)	-	(2,414)
Balance at December 31, 2021	18,433	361	-	18,794
Cost of current service	16,419	11	-	16,430
Interest expense	2,655	26	-	2,681
Actuarial loss from changes in experience	118	40	-	158
Actuarial gain (losses) from financial assumptions	(3,290)	18	-	(3,272)
Benefits paid	(2,401)	(53)	-	(2,454)
Effect of exchange differences on translation	2,754	-	-	2,754
Balance at December 31, 2022	34,688	403	-	35,091

Actuarial assumptions used for calculation:

Discount rates, salary increase rates, inflation rates and death dates are as follows:

	As at December 31,
	2022		2021
	Retirement pensions	Retroactive severance pay	Retirement pensions	Retroactive severance pay
Discount rate	13.7%	13.60%	8.50%	7.80%
Annual salary increase rate	5.5%	5.5%	3.50%	3.50%
Future annuities increase rate	4.5%	0.00%	3.50%	-
Annual inflation rate	5.5%	5.5%	3.50%	3.50%
Mortality rate - men (years)	60-62	60-62	60-62	60-62
Mortality rate - women (years)	55-57	55-57	55-57	55-57
Mortality rate - men	0.001117% - 0.034032%	0.001117% - 0.034032%	0.001117% - 0.034032%	0.001117% - 0.034032%
Mortality rate - women	0.000627% - 0.019177%	0.000627% - 0.019177%	0.000627% - 0.019177%	0.000627% - 0.019177%

Employee turnover, disability and early retirement rates:

	As at December 31,
Years of service	2022	2021
From 0 to less than 5	20.56%	25.70%
From 5 to less than 10	10.01%	12.51%
From 10 to less than 15	5.89%	7.37%
From 15 to less than 20	4.39%	5.49%
From 20 to less than 25	3.37%	4.22%
25 and more	2.54%	3.18%

Sensitivity analysis:

A quantitative sensitivity analysis regarding a change in a relevant actuarial assumption, would affect in the following variation over defined benefit plans net liability, using for that sensitive analysis the assumptions for changes in discount rate and annual salary increase rate:

	As at December 31,
	2022		2021
Variation expressed in basis points	Retirement Pensions	Retroactive severance pay	Retirement Pensions	Retroactive severance pay
Discount rate + 25	(187)	(3)	(283)	(4)
Discount rate – 25	192	3	292	4
Discount rate + 50	(370)	(6)	(558)	(7)
Discount rate – 50	389	6	594	7
Discount rate + 100	(722)	(11)	(1,083)	(14)
Discount rate – 100	799	12	1,225	15
Annual salary increase rate + 25	N/A	5	N/A	7
Annual salary increase rate - 25	N/A	(5)	N/A	(7)
Annual salary increase rate + 50	N/A	10	N/A	13
Annual salary increase rate - 50	N/A	(10)	N/A	(13)
Annual salary increase rate + 100	N/A	20	N/A	27
Annual salary increase rate - 100	N/A	(19)	N/A	(26)

Contributions for the next years funded with Éxito Group's own resources are foreseen as follows:

	As at December 31,
	2022		2021
Year	Retirement pensions	Retroactive severance pay	Retirement pensions	Retroactive severance pay
2022	-	-	2,256	5
2023	2,427	59	2,249	49
2024	2,437	4	2,218	4
2025	2,419	185	2,172	163
>2026	38,126	385	29,626	285
Total	45,409	633	38,521	506

Other considerations:

The average duration of the liability for defined benefit plans at December 31, 2022 is 5.5 years (December 31, 2021 - 6.8 years, December 31, 2020 - 7.4 years).

The Éxito Group has no specific assets intended for guaranteeing the defined benefit plans.

The defined contribution plan expense at December 31, 2022 amounted to $127,618 (December 31, 2021 - $101,042, December 31, 2020 - $88,055).

Note 21.2. Long-term benefit plans

The long-term benefit plans involve a time-of-service bonus associated to years of service payable to the employees of Almacenes Éxito S.A. and to the employees of subsidiaries Logística, Transporte y Servicios Asociados S.A.S.

Such benefit is estimated on an annual basis or whenever there are material changes, using the projected credit unit. During the years ended December 31, 2022, December 31, 2021 and December 31, 2020, there were no material changes in the methods or nature assumptions applied when preparing the estimates and sensitivity analyses.

During 2015 Almacenes Éxito S.A. reached agreement with several employees who voluntarily decided to replace the time-of-service bonus with a special single one-time bonus.

Balances and movement:

The following are balances and movement of the long-term defined benefit plan:

Balance at January 1, 2020	1,836
Cost of current service	76
Interest expense	104
Actuarial loss from change in experience	84
Actuarial loss from demographic changes	23
Benefits paid	(425)
Actuarial loss from financial assumptions	81
Balance at December 31, 2020	1,779
Cost of current service	74
Interest expense	89
Actuarial loss from change in experience	75
Benefits paid	(246)
Actuarial gain from financial assumptions	(187)
Balance at December 31, 2021	1,584
Cost of current service	78
Past service Cost	(13)
Interest expense	115
Actuarial loss from change in experience	200
Benefits paid	(93)
Actuarial gain from financial assumptions	(317)
Balance at December 31, 2022	1,554

Actuarial assumptions used to make the calculations:

Discount rates, salary increase rates, inflation rates and death dates are as follows:

	As at December 31,
	2022	2021
Discount rate	13.60%	8.10%
Annual salary increase rate	5.5%	3.50%
Annual inflation rate	5.5%	3.50%
Mortality rate - men	0.001117% - 0.034032%	0.001117% - 0.034032%
Mortality rate - women	0.000627% - 0.019177%	0.000627% - 0.019177%

Employee turnover, disability and early retirement rates are as follows:

	As at December 31,
Years of service	2022	2021
From 0 to less than 5	20.56%	25.70%
From 5 to less than 10	10.01%	12.51%
From 10 to less than 15	5.89%	7.37%
From 15 to less than 20	4.39%	5.49%
From 20 to less than 25	3.37%	4.22%
25 and more	2.54%	3.18%

Sensitivity analysis:

A quantitative sensitivity analysis regarding a change in a relevant actuarial assumption, would affect in the following variation over long-term benefit plans net liability, using for that sensitive analysis the assumptions for changes in discount rate and annual salary increase rate:

	As at December 31,
Variation expressed in basis points	2022	2021
Discount rate + 25	(15)	(18)
Discount rate - 25	16	19
Discount rate + 50	(31)	(37)
Discount rate - 50	32	38
Discount rate + 100	(60)	(72)
Discount rate - 100	65	78
Annual salary increase rate + 25	17	16
Annual salary increase rate - 25	(17)	(16)
Annual salary increase rate + 50	34	32
Annual salary increase rate - 50	(33)	(31)
Annual salary increase rate + 100	70	65
Annual salary increase rate - 100	(65)	(61)

Contributions for the next years funded with Éxito Group's own resources are foreseen as follows:

	As at December 31,
Year	2022	2021
2022	-	221
2023	207	169
2024	343	300
2025	373	319
>2026	2,009	1,498
Total	2,932	2,507

Other considerations:

The average duration of the liability for long-term benefits at December 31, 2022 is 4.3 years (December 31, 2021 - 5.1 years).

The Éxito Group has not devoted specific assets to guarantee payment of the time-of-service bonus.

The effect on the statement of profit or loss from the long-term benefit plan at December 31, 2022 was recognized as an income in the amount of $82 (December 31, 2021 was recognized as a expense in the amount of $129, December 31, 2020 was recognized as a expense in the amount of $13).

Note 22. Provisions

The balance of provisions is shown below:

	As at December 31,
	2022	2021
Legal proceedings (1)	19,101	17,595
Restructuring	10,517	2,708
Taxes other than income tax	4,473	3,549
Other	8,286	11,409
Total provisions	42,377	35,261
Current	27,123	24,175
Non-current	15,254	11,086

At December 31, 2022 and 2021, there are no provisions for onerous contracts.

(1)	Provisions for lawsuits are recognized to cover estimated potential losses arising from lawsuits brought against the Éxito Group, related to labor, civil, administrative and regulatory matters, which are assessed based on the best estimation of cash outflows required to settle a liability on the date of preparation of the financial statements. The balance is comprised of:

	As at December 31,
	2022	2021
Labor legal proceedings	10,902	10,418
Civil legal proceedings	5,516	5,371
Administrative and regulatory proceedings	2,683	1,806
Total legal proceedings	19,101	17,595

Balances and movement of provisions during the reporting periods are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Other	Total
Balance at January 1, 2020	14,889	8,552	269	9,708	33,418
Increase	8,145	-	67,458	28,873	104,476
Uses	(35)	-	(3,996)	25	(4,006)
Payments	(2,701)	(605)	(42,619)	(19,807)	(65,732)
Reversals (not used)	(4,517)	(861)	(16,789)	(806)	(22,973)
Effect of exchange differences on the translation into presentation currency	(169)	(258)	-	(82)	(509)
Other reclassifications	36	-	-	(36)	-
Balance at December 31, 2020	15,648	6,828	4,323	17,875	44,674
Increase	14,597	-	13,801	11,225	39,623
Uses	(9)	-	(12)	-	(21)
Payments	(9,093)	-	(12,059)	(16,962)	(38,114)
Reversals (not used)	(3,801)	(3,273)	(1,103)	(711)	(8,888)
Other reclassifications	72	-	(2,086)	17	(1,997)
Effect of exchange differences on the translation into presentation currency	181	(6)	(156)	(35)	(16)
Balance at December 31, 2021	17,595	3,549	2,708	11,409	35,261
Increase	8,141	967	15,211	7,672	31,991
Uses	(787)	-	-	-	(787)
Payments	(2,838)	-	(5,448)	(9,483)	(17,769)
Reversals (not used)	(3,462)	-	(920)	(1,047)	(5,429)
Other reclassifications	-	-	(485)	-	(485)
Effect of exchange differences on the translation into presentation currency	452	(43)	(549)	(265)	(405)
Balance at December 31, 2022	19,101	4,473	10,517	8,286	42,377

Note 23. Trade payables and other payable

	As at December 31,
	2022	2021
Payables to suppliers of goods	3,080,264	2,418,848
Payables and other payable - agreements (1)	1,485,905	1,866,092
Payables to other suppliers	406,595	323,333
Employee benefits	354,431	278,325
Purchase of assets	186,421	120,748
Tax payable	149,557	120,188
Dividends payable	10,886	22,487
Other	47,716	36,534
Total trade payables and other payable	5,721,775	5,186,555
Current	5,651,303	5,136,626
Non-current	70,472	49,929

(1)	The detail of payables and other payable - agreements is shown below:

	As at December 31,
	2022	2021
Payables to suppliers of goods	1,439,118	1,771,857
Payables to other suppliers	46,787	93,921
Purchase of assets	-	314
Total payables and other payable - agreements	1,485,905	1,866,092

In Colombia, receivable anticipation transactions are initiated by suppliers who, at their sole discretion, choose the banks that will advance financial resources before invoice due dates, according to terms and conditions negotiated with the Éxito Group. The Group cannot direct a preferred or financially related bank to the supplier or refuse to carry out transactions, as local legislation ensures the supplier's right to freely transfer the title/receivable to any bank through endorsement.

The Éxito Group has entered into agreements with some financial institutions in Colombia, which grant an additional payment period, without interest charges. The terms under such agreements are not unique to the Exito Group but are based on market practices in Colombia applicable to other payers in the market.

Note 24. Income tax

Note 24.1. Tax regulations applicable to Almacenes Éxito S.A. and to its Colombian subsidiaries

Income tax rate applicable to Almacenes Éxito S.A. and its Colombian subsidiaries

a.	For 2021 the income tax rate for legal entities was 31% (32% in 2020). On September 14, 2021, the congress of the Republic of Colombia approved law 2155 enacting the Social Investment Act and other regulations. The income tax rate for legal entities is 35%, effective from 2022.

b.	For 2021, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period (0.5% in 2020).

c.	From 2023 onwards, according to the Tax reform of December 13, 2022, the minimum tax rate calculated on financial profit may not be less than 15%.

Tax credits of Almacenes Éxito S.A and its Colombian subsidiaries

Pursuant to tax regulations in force as of 2017, the time limit to offset tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary net income assessed within the following five years.

Company losses are not transferrable to shareholders. In no event tax losses arising from revenue other than income and occasional gains, and from costs and deductions not related with the generation of taxable income, will be offset against the taxpayer's net income.

(a)	Tax credits of Almacenes Éxito S.A

At December 31, 2022 Almacenes Éxito S.A. has accrued $211,190 (at December 31, 2021 - $346,559) excess presumptive income over net income.

The movement of Alamacenes Éxito S.A.’s excess presumptive income over net income during the reporting year is shown below:

Balance at January 1, 2020	506,677
Adjustments to excess presumptive income of previous periods	11,336
Balance at December 31, 2020	518,013
Offsetting of presumptive income against net income for the period	(171,454)
Balance at December 31, 2021	346,559
Offsetting of presumptive income against net income for the period	(135,369)
Balance at December 31, 2022	211,190

At December 31, 2022, Almacenes Éxito S.A. has accrued tax losses amounting to $740,337 (at December 31, 2021 - $738,261).

The movement of tax losses at Almacenes Éxito S.A. during the reporting year is shown below:

Balance at January 1, 2020	643,898
Adjustment to tax losses from prior periods (1)	94,363
Balance at December 31, 2020	738,261
Adjustment to tax losses from prior periods	-
Balance at December 31, 2021	738,261
Adjustment to tax losses from prior periods	2,076
Balance at December 31, 2022	740,337

(1)	Represents the application of the tax adjustment to the balance of tax losses accrued at December 31, 2016. The adjustment percentage applied is that defined by the authorities for 2017.

(b)	Movement of tax losses for Colombian subsidiaries for the reporting years is shown below

Balance at January 1, 2020	27,647
Marketplace Internacional Éxito y Servicios S.A.S.	177
Depósitos y Soluciones Logísticas S.A.S.	85
Éxito Industrias S.A.S.	(1,136)
Balance at December 31, 2020	26,773
Transacciones Energéticas S.A.S. E.S.P. (i)	33,380
Depósitos y Soluciones Logísticas S.A.S.	78
Éxito Industrias S.A.S.	(26,324)
Marketplace Internacional Éxito y Servicios S.A.S.	(283)
Balance at December 31, 2021	33,624
Transacciones Energéticas S.A.S. E.S.P. (i)	158
Depósitos y Soluciones Logísticas S.A.S.	(220)
Balance at December 31, 2022	33,562

(i)	No deferred tax has been calculated for these tax losses because of the uncertainty on the recoverability with future taxable income.

(c)	The movement of the offsetting of tax credits from Almacenes Éxito S.A. and Colombian subsidiaries is as follows:

	Year ended December 31,
	2022	2021
Offsetting of presumptive income against net income for the period of Almacenes Éxito S.A.	(135,369)	(171,454)
Offsetting of tax losses from the period of Depósitos y Soluciones Logísticas S.A.S	(220)	-
Offsetting of presumptive income against net income for the period Depósitos y Soluciones Logísticas S.A.S	(27)	-
Offsetting of tax losses from the period of Éxito Industrias S.A.S.	-	(18,795)
Offsetting of tax losses from the period of Marketplace Internacional Éxito y Servicios S.A.S.	-	(278)
Offsetting of presumptive income against net income for the period of Marketplace Internacional Éxito y Servicios S.A.S.	-	(16)
Total	(135,616)	(190,543)

Note 24.2. Tax rates applicable to foreign subsidiaries

Income tax rates applicable to foreign subsidiaries are:

-	Uruguay applies a 25% income tax rate in 2022 (25% in 2021);
-	Argentina applies a 30% income tax rate in 2022 (35% in 2021).

Note 24.3. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	As at December 31,
	2022	2021
Income tax balance receivable by Almacenes Éxito S.A. and its Colombian subsidiaries	282,659	228,040
Tax discounts applied by Almacenes Éxito S.A. and its Colombian subsidiaries	111,440	88,369
Industry and trade tax advances and withholdings of Almacenes Éxito S.A. and its Colombian subsidiaries	63,408	56,231
Tax discounts of Éxito from taxes paid abroad	24,631	23,899
Other current tax assets of subsidiary Spice Investment Mercosur S.A.	18,268	14,605
Current income tax assets of subsidiary Spice Investments Mercosur S.A.	8,007	3,008
Current income tax assets of subsidiary Onper Investment 2015 S.L.	1,024	15,364
Other current tax assets of subsidiary Onper Investment 2015 S.L.	447	109
Total current tax assets	509,884	429,625

Current tax liabilities

	As at December 31,
	2022	2021
Industry and trade tax payable of Almacenes Éxito S.A. and its Colombian subsidiaries	92,815	77,284
Current income tax liabilities of some Colombian subsidiaries	10,976	-
Taxes of subsidiary Onper Investment 2015 S.L. other than income tax	3,743	3,490
Tax on real estate of Almacenes Éxito S.A. and its Colombian subsidiaries	1,762	516
Taxes of subsidiary Spice Investments Mercosur S.A. other than income tax	430	229
Total current tax liabilities	109,726	81,519

Note 24.4. Income tax

The components of the income tax expense recognized in the statement of profit or loss were:

	Year ended December 31,
	2022	2021	2020
Current income tax (expense)	(183,105)	(122,096)	(117,393)
Adjustment in respect of current income tax of prior periods	(9,164)	(526)	(14,767)
Changes in tax rates	(78,382)	34,012	(15,020)
Deferred income tax (expense) (Note 24.5)	(55,051)	(49,060)	93,001
Total income tax (expense)	(325,702)	(137,670)	(54,179)

The reconciliation of average effective tax rate to applicable tax rate is shown below:

	Year ended December 31,
	2022	Rate	2021	Rate	2020	Rate
Profit before income tax from continuing operations	574,940		730,887		385,282
Tax expense at enacted tax rate in Colombia	(201,229)	(35%)	(226,575)	(31%)	(123,290)	(32%)
Unrecognition deferred tax from prior periods	3,407		(11,638)		-
Adjustment to current taxes from prior periods	(9,164)		(526)		(14,767)
Tax impact of readjustment to carry forward losses	727		-		31,355
Non-deductible / Non taxable domestic operation	(27,410)		2,556		17,703
Equity method in joint venture domestic operations	(12,152)		2,243		6,293
Tax rates differences from foreign operations	22,362		11,228		13,669
Accounting effects of NCI domestic operations without tax impact	31,991		22,408		16,462
Non-deductible/ Non taxable foreign operation	(55,852)		28,622		13,415
Changes in tax rates	(78,382)		34,012		(15,020)
Total income tax expense	(325,702)	(57%)	(137,670)	(19%)	(54,179)	(14%)

Note 24.5. Deferred tax

	As at December 31,
	2022		2021
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Tax losses	259,118	-	258,710	-
Excess presumptive income	73,917	-	121,296	-
Tax credits	62,943	-	82,257	-
Other provisions	10,893	-	24,188	-
Investment property	-	(148,031)	-	(123,114)
Goodwill	-	(218,308)	-	(144,997)
Property, plant and equipment	59,162	(341,631)	80,113	(328,311)
Leases	641,886	(553,947)	656,222	(581,055)
Other	103,215	(84,341)	28,264	(35,163)
Total	1,211,134	(1,346,258)	1,251,050	(1,212,640)

The breakdown of deferred tax assets and liabilities for the three jurisdictions in which the Éxito Group operates are grouped as follows:

	As at December 31,
	2022		2021
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Colombia	98,372	-	150,888	-
Uruguay	44,217	-	54,273	-
Argentina	-	(277,713)	-	(166,751)
Total	142,589	(277,713)	205,161	(166,751)

The reconciliation of the movement of net deferred tax to the statement of profit or loss and the statement of comprehensive income is shown below:

	As at December 31,
	2022	2021	2020
(Expense) benefit from deferred tax recognized in income	(55,051)	(49,060)	93,001
Adjustment with respect to the current income tax of previous periods	(9,164)	(526)	(14,767)
Changes in tax rates	(78,382)	34,012	(15,020)
Expense from deferred tax recognized in other comprehensive income	(206)	(5,982)	(118)
Effect of the translation of the deferred tax recognized in other comprehensive income (1)	(30,731)	(56,024)	(7,872)
Total movement of net deferred tax	(173,534)	(77,580)	55,224

(1) Such effect resulting from the translation at the closing rate of deferred tax assets and liabilities of foreign subsidiaries is included in the line item “Exchange difference from translation” in Other comprehensive income (Note 27).

Temporary differences related to investments in associates and joint ventures, for which no deferred tax liabilities have been recognized at December 31, 2022 amounted to $32,279 (at December 31, 2021 - $66,999).

Note 24.6. Effects of the distribution of dividends on the income tax

There are no income tax consequences attached to the payment of dividends in either 2022 or 2021 by the Éxito Group to its shareholders.

Note 24.7. Non-Current tax liabilities

The $2,749 balance at December 31, 2022 (at December 31, 2021 - $3,924) relates to taxes payable of subsidiary Libertad S.A. for federal taxes and incentive program by instalments.

Note 25. Derivative instruments and collections on behalf of third parties

	As at December 31,
	2022	2021
Collections on behalf of third parties (1)	130,819	80,710
Derivative financial instruments (2)	5,404	592
Derivative financial instruments designated as hedge instruments (3)	-	242
Total	136,223	81,544

(1)	Collections on behalf of third parties includes amounts received for services where the Éxito Group acts as an agent, such as travel agency sales, and payments and banking services provided to customers.

(2)	The detail of maturities of these instruments at December 31, 2022 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	3,149	2,255	-	-	5,404

The detail of maturities of these instruments at December 31, 2021 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	309	283	-	-	592

(3)	Derivative instruments under hedge accounting are as follows:

At December 31, 2022 and 2021, swap transactions was used to hedge exchange and/or interest risks of financial liabilities taken to acquire property, plant and equipment.

The Éxito Group documents the hedge relationship and conduct effectiveness testing from initial recognition and over the time of the hedge relationship until its derecognition. No ineffectiveness has been identified during the reporting periods.

At December 31, 2021:

Hedge instrument	Nature of risk Hedged	Hedged item	Nature of the hedge	Range of rates for the hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	Cash-flow hedge	IBR 3M	2.0545% - 2.145%	242

The detail of maturities of these hedge instruments is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	-	242	-	-	-	242

Note 26. Other liabilities

The balance of other liabilities is shown below:

	As at December 31,
	2022	2021
Deferred revenues (1)	154,265	174,395
Customer loyalty programs	56,165	37,015
Advance on contract covering assets held for sale	14,360	2,046
Advance payments under lease agreements and other projects	4,891	5,655
Repurchase coupon	942	99
Instalments received under "plan resérvalo"	284	260
Total other liabilities	230,907	219,470
Current	228,496	217,303
Non-Current	2,411	2,167

(1)	Mainly relates to payments received for the future sale of products, property leases and strategic alliances.

The movement of deferred revenue and customer loyalty programs, and the related revenue recognized during the reporting years, is shown below:

	Deferred revenue	Customer loyalty programs
Balance at January 1, 2020	81,763	27,106
Additions	667,742	14,500
Revenue recognized	(622,504)	(11,296)
Others	4,834	1,352
Effect of exchange difference from translation into presentation currency	(861)	(2,482)
Balance at December 31, 2020	130,974	29,180
Additions	1,174,455	14,608
Revenue recognized	(1,130,709)	(10,075)
Others	-	258
Effect of exchange difference from translation into presentation currency	(325)	3,044
Balance at December 31, 2021	174,395	37,015
Additions	1,290,023	19,053
Revenue recognized	(1,309,193)	(13,736)
Others	-	407
Effect of exchange difference from translation into presentation currency	(960)	13,426
Balance at December 31, 2022	154,265	56,165

Note 27. Shareholders’ equity

At December 31, 2022, Éxito's authorized capital is represented by 1,590,000,000 common shares with a nominal value of $3.3333 Colombian pesos. The number of outstanding shares is 1,297,864,359 (1,342,812,948 in 2021) and the number of treasury shares is 46,856,094 (1,907,505 in 2021). The number of shares is adjusted for the effects of the share split (see Note 6).

The premium on the issue of shares represents the surplus paid over the par value of the shares. Pursuant to Colombian legal regulations, this balance may be distributed upon liquidation of the company or capitalized. Capitalization means the transfer of a portion of such premium to a capital account as the result of a distribution of dividends paid in shares of Éxito.

Reserves

Reserves are appropriations made by Almacenes Éxito's S.A.’s General Meeting of Shareholders on the results of prior periods. In addition to the legal reserve, there is an occasional reserve, a reserve for acquisition of treasury shares and a reserve for future dividend distribution.

Other comprehensive income

The tax effect on the components of other comprehensive income is shown below:

	As at December 31,
	2022			2021			2020
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Loss from financial instruments designated at fair value through other comprehensive income	(16,202)	-	(16,202)	(12,199)	-	(12,199)	(11,267)	-	(11,267)
Remeasurement loss on defined benefit plans	(536)	334	(202)	(3,582)	1,257	(2,325)	(5,910)	1,773	(4,137)
Translation exchange differences	(997,445)	-	(997,445)	(1,264,252)	-	(1,264,252)	(1,375,909)	-	(1,375,909)
Gain (loss) from cash-flow hedges	12,939	(4,529)	8,410	6,023	(2,108)	3,915	(1,435)	441	(994)
Loss on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,312)	(3,138)	(21,450)	(15,474)	(221)	(15,695)
Total other comprehensive income	(1,020,221)	(4,195)	(1,024,416)	(1,292,322)	(3,989)	(1,296,311)	(1,409,995)	1,993	(1,408,002)
Other comprehensive income of non-controlling interests			(57,514)			(56,154)			(57,340)
Other comprehensive income of the parent			(966,902)			(1,240,157)			(1,350,662)

Note 28. Revenue from contracts with customers

The amount of revenue from contracts with customers is as shown:

	Year ended December 31,
	2022	2021	2020
Retail sales (1) (Note 39)	19,754,076	16,105,756	15,141,244
Service revenue (2)	741,246	609,303	512,280
Other revenue (3)	124,351	207,326	82,315
Total revenue from contracts with customers	20,619,673	16,922,385	15,735,839

(1)	Retail sales represent the sale of goods and real estate projects net of returns and sales rebates. This amount includes the following items:

	Year ended December 31,
	2022	2021	2020
Retail sales, net of sales returns and rebates	19,725,311	16,048,995	15,073,989
Sale of real estate project inventories (a)	28,765	56,761	67,255
Total retail sales	19,754,076	16,105,756	15,141,244

(a)	At December 31, 2022, represents the sale of a percentage of the Montevideo real estate project inventory in the amount of $26,620 and the sale of a percentage of La Secreta real estate project inventory in the amount of $2,505. At December 31, 2021, represents the sale of a percentage of the Montevideo real estate project inventory in the amount of $56,306 and the sale of a percentage of La Secreta real estate project inventory in the amount of $455.

(2)	Revenues from services and rental income comprise:

	Year ended December 31,
	2022	2021	2020
Leases and real estate related income	409,009	302,262	218,528
Advertising	94,802	80,300	83,917
Distributors	84,424	94,988	91,354
Telephone services	34,811	30,517	30,617
Transport	29,837	31,449	18,223
Commissions	27,354	25,931	22,807
Banking services	19,082	16,392	15,143
Other	41,927	27,464	31,691
Total service revenue	741,246	609,303	512,280

(3)	Other revenue relates to:

	Year ended December 31,
	2022	2021	2020
Real estate projects (a)	63,203	87,174	14,920
Marketing events	19,402	18,305	21,809
Royalty revenue	7,158	14,682	9,514
Collaboration agreements (b)	4,809	63,742	-
Other	29,779	23,423	36,072
Total other revenue	124,351	207,326	82,315

(a)	For 2022, it corresponds mainly to the bonus received for operating results generated in real estate projects for $32,948, to the bonus received to ensure the permanence in a leased property for $6,000 and to income from compliance with commercial alliance goals for $4,422. For 2021, it corresponds mainly to income from fees for coordinating the development and construction of real estate projects for $74,938.

(b)	Represents revenue from the following collaboration agreements:

	Year ended December 31,
	2022	2021	2020
Compañía de Financiamiento Tuya S.A.	-	59,050	-
Kiire	3,656	3,106	-
Éxito Media	1,153	1,586	-
Total revenue from collaboration agreements	4,809	63,742	-

Note 29. Distribution, administrative and selling expenses

The amount of distribution, administrative and selling expenses by nature is:

	Year ended December 31,
	2022	2021	2020
Employee benefits (Note 30)	1,577,911	1,285,924	1,213,284
Depreciation and amortization	505,068	465,073	443,308
Taxes other than income tax	343,794	266,605	224,036
Services	290,308	234,801	239,847
Fuels and power	251,046	192,001	181,849
Repairs and maintenance	242,659	202,209	158,967
Advertising	165,589	143,073	127,288
Commissions on debit and credit cards	139,288	102,285	105,524
Professional fees	100,002	85,281	74,779
Leases	61,234	46,502	43,453
Packaging and marking materials	55,874	41,085	35,917
Insurance	48,036	42,934	35,002
Transport	44,904	47,359	58,982
Administration of trade premises	43,382	37,421	35,062
Other	362,792	297,367	262,918
Total distribution, administrative and selling expenses	4,231,887	3,489,920	3,240,216
Distribution expenses	2,253,239	1,856,544	1,720,331
Administrative and selling expenses	400,737	347,452	306,601
Employee benefit expenses	1,577,911	1,285,924	1,213,284

Note 30. Employee benefit expenses

The amount of employee benefit expenses incurred by each significant category is as follows:

	Year ended December 31,
	2022	2021	2020
Wages and salaries	1,284,582	1,062,505	1,010,025
Contributions to the social security system	45,453	35,160	34,127
Other short-term employee benefits	54,695	52,968	49,137
Total short-term employee benefit expenses	1,384,730	1,150,633	1,093,289

Post-employment benefit expenses, defined contribution plans	127,618	101,042	88,055
Post-employment benefit expenses, defined benefit plans	16,472	1,174	(478)
Total post-employment benefit expenses	144,090	102,216	87,577

Termination benefit expenses	14,506	6,702	6,137
Other personnel expenses	34,667	26,502	26,268
Other long-term employee benefits	(82)	(129)	13
Total employee benefit expenses	1,577,911	1,285,924	1,213,284

The cost of employee benefit include in cost of sales is shown in Note 11.2.

Note 31. Other operating expenses, net

	Year ended December 31,
	2022	2021	2020
Reversal of allowance for expected credit loss on trade receivables	26,093	31,588	22,680
Tax on wealth expense	(21,239)	(15,981)	(18,356)
Restructuring expenses, net	(14,291)	(12,698)	(50,669)
Covid-19 related expenses	-	-	(36,574)
Write-off of assets	(13,507)	(20,524)	(31,617)
Impairment loss on assets	(2,201)	(4,527)	(16,895)
(Loss) gain from the early termination of lease contracts	5,809	(835)	19,768
Gain from the sale of assets	19,597	4,266	11,191
Other	(17,823)	(5,490)	(4,996)
Total other operating expenses, net	(17,562)	(24,201)	(105,468)

Note 32. Financial income and cost

The amount of financial income and cost is as follows:

	Year ended December 31,
	2022	2021	2020
Gain from derivative financial instruments	74,864	25,287	77,370
Gain from exchange differences	51,006	52,167	72,953
Gain from fair value changes in derivative financial instruments	28,824	28,261	48
Interest income on cash and cash equivalents (Note 7)	27,040	17,277	22,014
Net monetary position results, effect of the statement of profit or loss (1)	21,993	-	-
Other financial income	16,182	50,827	27,810
Total financial income	219,909	173,819	200,195
Loss from exchange differences	(181,719)	(89,890)	(87,038)
Net monetary position expense, effect of the statement of financial position	(111,754)	(6,191)	(14,097)
Interest expense on loan and borrowings	(111,234)	(52,593)	(77,704)
Interest expense on lease liabilities	(99,324)	(94,555)	(133,322)
Net monetary position results, effect of the statement of profit or loss (1)	-	(62,100)	(8,914)
Factoring expenses	(51,537)	(34,048)	(39,325)
Loss from fair value changes in derivative financial instruments	(15,611)	(1,481)	(25,373)
Loss from derivative financial instruments	(12,846)	(14,862)	(50,964)
Other financial expenses	(11,224)	(8,739)	(5,173)
Commission expenses	(5,134)	(5,115)	(3,916)
Total financial cost	(600,383)	(369,574)	(445,826)
Net financial result	(380,474)	(195,755)	(245,631)

(1)	The indicator used to adjust for inflation in the financial statements of Libertad S.A. is the Internal Wholesales Price Index (IPIM) published by the Instituto Nacional de Estadística y Censos de la República Argentina (INDEC). The price index and corresponding changes are presented below:

	Price Index	Annual change
January 1, 2020	446.28	-
December 31, 2020	595.19	33.37%
December 31, 2021	900.78	51.34%
December 31, 2022	1,754.58	94.78%

Note 33. Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year.

There were no dilutive potential ordinary shares outstanding at the end of the reporting period.

The calculation of basic earnings per share for all periods presented has been adjusted retrospectively for the effects of the share split (Note 6).

	Year ended December 31,
	2022	2021	2020
Net profit attributable to equity holders of the parent	99,072	474,681	230,872
Weighted average of the number of ordinary shares attributable to basic earnings per share (basic and diluted)	1.318.183.584	1,297,864,359	1,297,864,359
Basic and diluted earnings per share attributable to the equity holders of the parent (in Colombian pesos)	75.16	365.74	177.89

		Year ended December 31,
	2022	2021	2020
Net profit from continuing operations	249,238	593,217	331,103
Less: net income from continuing operations attributable to non-controlling interests	150,166	118,256	99,030
Net profit from continuing operations attributable to the equity holders of the parent	99,072	474,961	232,073
Weighted average of the number of ordinary shares attributable to basic earnings per share (basic and diluted)	1.318.183.584	1,297,864,359	1,297,864,359
Basic and diluted earnings per share from continuing operations attributable to the equity holders of the parent (in Colombian pesos)	75.16	365.96	178.82

		Year ended December 31,
	2022	2021	2020
Net (loss) from discontinued operations	-	(280)	(1,201)
Less: net income from discontinued operations attributable to non-controlling interests	-	-	-
Net (loss) from discontinued operations attributable to the equity holders of the parent	-	(280)	(1,201)
Weighted average of the number of ordinary shares attributable to basic earnings per share (basic and diluted)	1.318.183.584	1,297,864,359	1,297,864,359
Basic and diluted (loss) per share from discontinued operations attributable to the equity holders of the parent (in Colombian pesos)	-	(0.22)	(0.93)

Note 34. Impairment of assets

Note 34.1. Financial assets

No impairment losses on financial assets were identified at December 31, 2022 and 2021.

Note 34.2. Non-financial assets

December 31, 2022

The carrying amount of the groups of cash-generating units is made of property, plant and equipment, investment properties, other intangible assets other than goodwill, net working capital items and the goodwill and intangible assets acquired through business combinations.

For the purposes of impairment testing, the goodwill obtained through business combinations, trademarks and the rights to exploit trade premises with indefinite useful lives were allocated to the following groups of cash-generating units:

	Groups of cash-generating units
	Éxito	Carulla	Surtimax	Súper Ínter	Surtimayorista	Uruguay	Argentina	Total
Goodwill (Note 17)	90,674	856,495	37,402	464,332	4,174	1,690,339	340,887	3,484,303
Trademarks with indefinite useful life (Note 16)	-	-	17,427	63,704	-	128,103	90,454	299,688
Rights with indefinite useful life (Note 16)	17,720	2,771	-	-	-	-	4,212	24,703

The recoverable amount of the cash generating units in Colombia and Uruguay was determined as their value in use.

The value in use was estimated based on the expected cash flows as forecasted by Company management over a five-year period, on the grounds of the price growth rate in Colombia and Uruguay (Consumer Price Index - CPI), trend analyses based on past results, expansion plans, strategic projects to increase sales, and optimization plans.

Cash flows beyond the five-year period were determined using a real growth rate of 0%. For the Éxito Group, this is a conservative approach that reflects the ordinary growth expected for the industry in absence of unexpected factors that might have an effect on growth.

The tax rate included in the forecast of cash flows is the rate at which Almacenes Éxito S.A. expects to pay its taxes during the next years. The tax rate used in the projection of cash flows of the Éxito, Carulla, Surtimax, Súper Ínter and Surtimayorista cash-generating units was 35% for 2023 onwards, which is the enacted rate in Colombia as at December 31, 2022.

For goodwill allocated to the Uruguayan cash-generating unit, the tax rate used was 25%.

Expected cash flows were discounted at the weighted average cost of capital (WACC) using a market indebtedness structure for the type of industry where Éxito Group operates, which was 7.40% for 2023 onwards.

The WACC used to discount the cash flows of the Uruguayan cash-generating unit was 8.55% for 2023 onwards.

The variables that have the greater impact on the determination of the value in use of the cash-generating units are the discount rate and the perpetual growth rate. These variables are defined as follows:

(a)	Growth rate in perpetuity: Nominal growth rates in perpetuity are the long-term inflation expectations for the relevant country, i.e. a real growth rate of zero. A decrease in real growth rates to below zero is not considered reasonably possible given cash flows are expected to increase at least in line with inflation, and up to 4% above inflation.

(b)	Discount rate: The estimation of the discount rate is based on an analysis of the market indebtedness for Almacenes Éxito S.A.; a change is deemed reasonable if the discount rate would increase by 1%, in which event no impairment in the value of the groups of cash-generating units would arise.

The recoverable amount of the Argentina group of cash generating units was determined as the fair value less costs of disposal of its retail estate portfolio.

This was estimated based on the appraisals performed by an independent appraiser on all the properties owned by the subsidiary in Argentina, minus the total liabilities, plus cash of Libertad S.A. as of December 31, 2022 excluding non-monetary and intercompany items. The cost of disposal is an estimated brokerage commission on the sale of real estate equivalent to 3% of the total amount of the property values. The main variables used in the appraisals are the real estate index in Argentina and the exposure to foreign exchange (USD more specifically). A decrease of 2% in the fair value less costs to sell would trigger an impairment charge.

Assets are grouped into stores, which generate independent cash flows. The recoverable amount was the value in use of the stores.

The recoverable amount of investment properties owned by the Éxito Group was determined as their value in use.

December 31, 2021

The carrying amount of the groups of cash-generating units is made of property, plant and equipment, investment properties, other intangible assets other than goodwill, net working capital items and the goodwill and intangible assets acquired through business combinations.

For the purposes of impairment testing, the goodwill obtained through business combinations, trademarks and the rights to exploit trade premises with indefinite useful lives were allocated to the following groups of cash-generating units:

	Groups of cash-generating units
	Éxito	Carulla	Surtimax	Súper Ínter	Surtimayorista	Uruguay	Argentina	Total
Goodwill (Note 17)	90,674	856,495	37,402	464,332	4,174	1,320,465	251,441	3,024,983
Trademarks with indefinite useful life (Note 16)	-	-	17,427	63,704	-	94,319	66,720	242,170
Rights with indefinite useful life (Note 16)	17,720	2,771	-	-	-	-	2,047	22,538

The recoverable amount of the cash generating units in Colombia and Uruguay was determined as their value in use.

The value in use was estimated based on the expected cash flows as forecasted by Company management over a five-year period, on the grounds of the price growth rate in Colombia and Uruguay (Consumer Price Index - CPI), trend analyses based on past results, expansion plans, strategic projects to increase sales, and optimization plans.

Cash flows beyond the five-year period were determined using a real growth rate of 0%. For the Éxito Group, this is a conservative approach that reflects the ordinary growth expected for the industry in absence of unexpected factors that might have an effect on growth.

The tax rate included in the forecast of cash flows is the rate at which Éxito expects to pay its taxes during the next years. The tax rate used in the projection of cash flows of the Éxito, Carulla, Surtimax, Súper Ínter and Surtimayorista cash-generating units was 35% for 2022 onwards, which is the enacted rate in Colombia as at December 31, 2021.

For goodwill allocated to the Uruguayan cash-generating unit, the tax rate used was 25%.

Expected cash flows were discounted at the weighted average cost of capital (WACC) using a market indebtedness structure for the type of industry where Éxito operates, which was 7.40% for 2022 onwards.

The WACC used to discount the cash flows of the Uruguayan cash-generating unit was 8.55% for 2022 onwards.

The variables that have the greater impact on the determination of the value in use of the cash-generating units are the discount rate and the perpetual growth rate. These variables are defined as follows:

(a)	Growth rate in perpetuity: Nominal growth rates in perpetuity are the long-term inflation expectations for the relevant country, i.e. a real growth rate of zero. A decrease in real growth rates to below zero is not considered reasonably possible given cash flows are expected to increase at least in line with inflation, and up to 4% above inflation.

(b)	Discount rate: The estimation of the discount rate is based on an analysis of the market indebtedness for Éxito; a change is deemed reasonable if the discount rate would increase by 1%, in which event no impairment in the value of the groups of cash-generating units would arise.

The recoverable amount of the Argentina group of cash generating units was determined as the fair value less costs of disposal of its retail estate portfolio.

This was estimated based on the appraisals performed by an independent appraiser on all the properties owned by the subsidiary in Argentina, minus the total liabilities, plus cash of Libertad S.A. as of December 31, 2021 excluding non-monetary and intercompany items. The cost of disposal is an estimated brokerage commission on the sale of real estate equivalent to 3% of the total amount of the property values. The main variables used in the appraisals are the real estate index in Argentina and the exposure to foreign exchange (USD more specifically). A decrease of 2% in the fair value less costs to sell would trigger an impairment charge.

Assets are grouped into stores, which generate independent cash flows. The recoverable amount was the value in use of the stores.

The recoverable amount of investment properties owned by the Éxito Group was determined as their value in use.

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment property, property, plant and equipment and financial instruments, other than those with carrying amounts that are a reasonable approximation of fair values.

	As at December 31,
	2022		2021
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Investments in private equity funds	426	426	1,476	1,476
Forward contracts measured at fair value through income (Note 12)	27,300	27,300	11,057	11,057
Derivative swap contracts denominated as hedge instruments (Note 12)	14,480	14,480	6,023	6,023
Investment in bonds (Note 12)	6,939	6,939	6,896	6,828
Investment in bonds through other comprehensive income	18,367	18,367	18,716	18,716
Equity investments	10,676	10,676	10,676	10,676
Non-financial assets
Investment property (Note 14)	1,841,228	3,968,389	1,656,245	2,797,335
Property, plant and equipment, and investment property held for sale (Note 40)	21,800	29,261	24,601	29,981
Financial liabilities
Loans and borrowings (Note 20)	803,685	793,624	907,141	895,472
Put option (Note 20)	651,899	651,899	509,870	509,870
Swap contracts denominated as hedge instruments (Note 25)	-	-	242	242
Forward contracts measured at fair value through income (Note 25)	5,404	5,404	592	592
Non-financial liabilities
Customer loyalty liability (Note 26)	56,165	56,165	37,015	37,015

The following methods and assumptions were used to estimate the fair values:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Assets
Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.
Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the preclosing value for the day, divided by the total number of fund units at the closing of operations for the day. The fund administrator appraises the assets daily.	N/A
Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed- upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price ("bid" and "ask").

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI
Derivative swap contracts denominated as hedge instruments	Level 2	Operating cash flows forecast model

The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.

Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI
Investment in bonds	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for investments under similar conditions on the date of measurement in accordance with maturity days.	CPI 12 months + Basis points negotiated
Investment property	Level 2	Comparison or market method	This technique involves establishing the fair value of goods from a survey of recent offers or transactions for goods that are similar and comparable to those being appraised.	N/A

Investment property	Level 3	Discounted cash flows method

This technique provides the opportunity to identify the increase in revenue over a previously defined period of the investment. Property value is equivalent to the discounted value of future benefits. Such benefits represent annual cash flows (both, positive and negative) over a period, plus the net gain arising from the hypothetical sale of the property at the end of the investment period.

Discount rate (10% - 14%) Vacancy rate (0% - 54.45%) Terminal capitalization rate (7.5% - 8.5%)
Investment property	Level 3	Realizable-value method

This technique is used whenever the property is suitable for urban movement, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.

Realizable value
Investment property	Level 3	Replacement cost method

The valuation method consists in calculating the value of a brand-new property, built at the date of the report, having the same quality and comforts as that under evaluation. Such value is called replacement value; then an analysis is made of property impairment arising from the passing of time and the careful or careless maintenance the property has received, which is called depreciation.

Physical value of building and land.
Non-current assets classified as held for trading	Level 2	Realizable-value method

This technique is used whenever the property is suitable for urban development, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.

Realizable Value

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Liabilities
Financial liabilities measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points.
Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI
Derivative instruments measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price ("bid" and "ask").

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Derivative swap contracts denominated as hedge instruments	Level 2	Discounted cash flows method	The fair value is calculated based on forecasted future cash flows provided by the operation upon market curves and discounting them at present value, using swap market rates.	Swap curves calculated by Forex Finance Market Representative Exchange Rate (TRM)
Customer loyalty liability (refer to footnote 26)	Level 3	Market value

The customer loyalty liability is updated in accordance with the point average market value for the last 12 months and the effect of the expected redemption rate, determined on each customer transaction.

Number of points redeemed, expired and issued. Point value. Expected redemption rate.
Bonds issued	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for bonds in similar conditions on the date of measurement in accordance with maturity days.	12-month CPI
Lease liabilities	Level 2	Discounted cash flows method	Future cash flows of lease contracts are discounted using the market rate for loans in similar conditions on contract start date in accordance with the non-cancellable minimum term.	Reference Banking Index (RBI) + basis points in accordance with risk profile.

Put option (refer to footnote 20)	Level 3	Given formula	Measured at fair value using a given formula under an agreement executed with non-controlling interests of Grupo Disco, using level 3 input data.

Net income of Supermercados Disco del Uruguay S.A. at December 31, 2022 and 2021.

US Dollar-Uruguayan peso exchange rate on the date of valuation

US Dollar-Colombian peso exchange rate on the date of valuation

Total shares Supermercados Disco del Uruguay S.A.

Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Material non-observable input data and a valuation sensitivity analysis on the valuation of the "put option contract" refer to:

	Material non-observable input data	Range (weighted average)	Sensitivity of the input data on the estimation of the fair value
Put option	Net income of Supermercados Disco del Uruguay S.A. at December 31, 2022	$168,684

The Put option value is defined as the greater of (i) the fixed price of the contract in US dollars updated at 5% per year, (ii) a multiple of EBITDA minus the net debt of Grupo Disco, or (iii ) a multiple of the net income of Grupo Disco.

On December 31, 2022, the value of the put option is recognized based on the fixed contract price.

Grupo Disco's EBITDA should increase by approx. 27% to arrive at a value greater than the recognized value.

Grupo Disco's net income should increase by approx. 9% to reach a value greater than the recognized value

An exchange rate appreciation of 15% would increase the value of the put option by $97,038.

	Ebitda of Supermercados Disco del Uruguay S.A., consolidated over 12 months	$265,114
	Net financial debt of Supermercados Disco del Uruguay S.A., consolidated over 6 months	($196,684)
	Fixed contract price	$672,638
	US Dollar-Uruguayan peso exchange rate on the date of valuation	$40.07
	US Dollar-Colombian peso exchange rate on the date of valuation	$4,810.20
	Total shares Supermercados Disco del Uruguay S.A.	443,071,575

Changes in hierarchies may occur if new information is available, certain information used for valuation is no longer available, there are changes resulting in the improvement of valuation techniques or changes in market conditions.

There were no transfers between level 1 and level 2 hierarchies during the year ended December 31, 2022. See Notes 20 and 26.

Note 36. Contingent liabilities

Contingent liabilities at December 31, 2022 and 2021 are:

(a)	The following proceedings are underway, seeking that the Éxito Group be exempted from paying the amounts claimed by the complainant entity:

-	Administrative discussion with DIAN (Colombia national directorate of customs) amounting $32,225 (December 31, 2020 - $29,963) relating to Éxito’s 2015 income tax return.

-	Resolutions issued by the District Tax Direction of Bogotá to Éxito, relating to alleged inaccuracy in payments made in 2011, in the amount of $11,830 (December 31, 2020 - $11,830).

(b)	Guarantees:

-	As required by some insurance companies and as a requirement for the issuance of compliance bonds, during 2022 some subsidiaries and Almacenes Éxito S.A., as joint and several debtor of some of its subsidiaries, have granted certain guarantees to these third parties. Below a detail of guarantees granted:

Type of guarantee	Description and detail of the guarantee	Insurance company
Unlimited promissory note	Compliance bond Éxito acts as joint and several debtors of Patrimonio Autónomo Viva Barranquilla	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Éxito Industrias S.A.S.	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Éxito Viajes y Turismo S.A.	Berkley International Seguros Colombia S.A.
Unlimited promissory note	Compliance bond granted by Éxito Viajes y Turismo S.A.	Seguros Generales Suramericana S.A.

Note 37. Dividends declared and paid

Almacenes Éxito S.A. General Meeting of Shareholders held on March 24, 2022, declared a dividend of $237,678, equivalent to an annual dividend of $531 Colombian pesos per share. Dividends paid during the year ended December 31, 2022 amounted to $237,580.

Dividends declared and paid to the owners of non-controlling interests in subsidiaries during the year ended December 31, 2022 are as follows:

	Dividends declared	Dividends paid
Grupo Disco Uruguay S.A.	98,278	87,528
Patrimonio Autónomo Viva Malls	34,988	48,799
Patrimonio Autónomo Viva Villavicencio	8,706	8,491
Patrimonio Autónomo Centro Comercial	4,506	4,371
Éxito Viajes y Turismo S.A.S.	3,565	3,565
Patrimonio Autónomo Viva Laureles	2,138	2,102
Patrimonio Autónomo Centro Comercial Viva Barranquilla	1,860	1,772
Patrimonio Autónomo San Pedro Etapa I	1,403	1,329
Patrimonio Autónomo Viva Sincelejo	1,364	1,485
Total	156,808	159,442

Éxito's General Meeting of Shareholders held on March 25, 2021, declared a dividend of $173,223, equivalent to an annual dividend of $387 Colombian pesos per share. Dividends paid during the year ended December 31, 2021 amounted to $173,174.

Dividends declared and paid to the owners of non-controlling interests in subsidiaries during the year ended December 31, 2021 are as follows:

	Dividends declared	Dividends paid
Patrimonio Autónomo Viva Malls	63,487	69,550
Grupo Disco Uruguay S.A.	44,205	42,758
Patrimonio Autónomo Viva Villavicencio	6,414	5,639
Patrimonio Autónomo Centro Comercial	3,825	3,193
Éxito Viajes y Turismo S.A.S.	3,463	3,463
Patrimonio Autónomo Viva Laureles	1,869	1,829
Patrimonio Autónomo Centro Comercial Viva Barranquilla	1,279	1,251
Patrimonio Autónomo San Pedro Etapa I	1,247	1,058
Patrimonio Autónomo Viva Sincelejo	1,075	1,568
Patrimonio Autónomo Viva Palmas	909	-
Total	127,773	130,309

Dividends declared and paid to the owners of non-controlling interests in subsidiaries during the year ended December 31, 2020 are as follows:

	Dividends declared	Dividends paid
Patrimonio Autónomo Viva Malls	40,821	20,948
Grupo Disco Uruguay S.A.	18,630	19,536
Patrimonio Autónomo Viva Villavicencio	6,880	8,931
Patrimonio Autónomo Viva Sincelejo	3,671	2,264
Patrimonio Autónomo Centro Comercial	2,282	2,665
Patrimonio Autónomo Viva Laureles	1,416	1,432
Patrimonio Autónomo San Pedro Etapa I	573	679
Patrimonio Autónomo Centro Comercial Viva Barranquilla	301	258
Total	74,574	56,713

Note 38. Financial risk management policy

At December 31, 2022 and 2021 Éxito Group's financial instruments were comprised of:

	Year ended December 31,
	2022	2021
Financial assets
Cash and cash equivalents (Note 7)	1,733,673	2,541,579
Trade receivables and other receivables (Note 8)	829,876	684,051
Accounts receivables from related parties (Note 10) (1)	47,122	56,475
Financial assets (Note 12)	78,384	54,961
Total financial assets	2,689,055	3,337,066

Financial liabilities
Accounts payable to related parties (Note 10) (1)	79,189	65,646
Trade payables and other accounts payable (Note 23)	5,721,775	5,186,555
Loans and borrowings (Note 20)	1,455,584	1,417,011
Lease liabilities (Note 15)	1,655,955	1,594,643
Derivative instruments and collections on behalf of third parties (Note 25)	136,223	81,544
Total financial liabilities	9,048,726	8,345,399

Net (liability) exposure	(6,359,671)	(5,008,333)

(1)	Transactions with related parties refer to transactions between Éxito and its associates, joint ventures and other related parties, and are carried in accordance with market general prices, terms and conditions.

Capital risk management

Éxito Group manages its equity structure and makes the required adjustments as a function of changes in economic conditions and requirements under financial clauses. To maintain and adjust its capital structure, Éxito may also modify the payment of dividends to shareholders, reimburse capital contributions or issue new shares.

Financial risk management

Besides derivative instruments, the most significant of Éxito Group's financial liabilities include debt, lease liabilities and interest-bearing loans, trade accounts payable and other accounts payable. The main purpose of such liabilities is financing Éxito Group's operations and maintaining proper levels of working capital and net financial debt.

The most significant of Éxito Group's financial assets include loans, trade debtors and other accounts receivable, cash and short-term placements directly resulting from day-to-day transactions. The Éxito Group also has other investments classified as financial assets measured at fair value, which, according to the business model, have effects in income for the period or in other comprehensive income. Further, other rights may arise from transactions with derivative instruments and will be carried as financial assets.

The Éxito Group is exposed to market, credit and liquidity risks. Éxito Group management monitor the manner in which such risks are managed, through the relevant bodies of the organization designed for such purpose. The scope of the Board of Directors' activities includes a financial committee that oversees such financial risks and the financial risk management corporate framework that is most appropriate. The financial committee supports Éxito Group management in that financial risk assumption activities fall within the approved corporate policies and procedures framework, and that such financial risks are identified, measured and managed pursuant to such corporate policies.

Financial risk management activities related to all transactions with derivative instruments are carried out by teams of specialists with the required skills and experience, who are supervised by the organizational structure. Pursuant to Éxito Group's corporate policies, no transactions with derivative instruments may be carried out solely for speculation. Even if hedge accounting models not always are applied, derivatives are negotiated based on an underlying element that in fact requires such hedging in accordance with internal analyses.

The Board of Directors reviews and agrees on the policies applicable to manage each of these risks, which are summarized below:

a.	Credit risk

A credit risk is the risk that a counterparty fails to comply with their obligations on a financial instrument or trade agreement, resulting in a financial loss. The Éxito Group is exposed to credit risk arising from their operating activities (particularly from trade debtors) and from their financial activities, including deposits in banks and financial institutions and other financial instruments. The carrying amount of financial assets represents the maximum exposure to credit risks.

Cash and cash equivalents

The credit risk arising from balances with banks and financial entities is managed pursuant to corporate policies defined for such purpose. Surplus funds are only invested with counterparties approved by the Board of Directors and within previously established jurisdictions. On an ongoing basis, management reviews the general financial conditions of counterparties, assessing the most significant financial ratios and market ratings.

Trade receivables and other receivables

The credit risk associated with trade receivables is low given that most of the Éxito Group’s sales are cash sales (cash and credit cards) and financing activities are conducted under trade agreements that reduce Éxito Group's exposure to risk. In addition, there are administrative collections departments that permanently monitor ratios, figures, payment behaviors and risk models by each third party. There are no trade receivables that individually are equivalent to or exceed 5% of accounts receivable or sales, respectively.

Collaterals

The Éxito Group does not grant guarantees, collaterals or letters of credit, or issues filled-in or blank securities, or other liens or contingent rights in favor of third parties. Exceptionally, the Éxito Group may impose liens, depending on the relevancy of the business, the amount of the contingent liability and the benefit. In addition, there are certain promissory notes used in the regular course of the operation with banks and treasury. As of December 31, 2022, Almacenes Éxito S.A. was a guarantor in favor of its subsidiary Almacenes Éxito Inversiones S.A.S. in the amount of $2,935 to cover potential default of its obligations, acts as joint and several debtor of subsidiary Patrimonio Autónomo Centro Comercial Viva Barranquilla at the request of some insurance companies and as a requirement for the issuance of compliance bonds. Éxito Viajes y Turismo S.A.S. granted a collateral in favor of Aerovías del Continente Americano S.A. in the amount of $264. Subsidiaries Exito Industrias S.A.S. and Éxito Viajes y Turismo S.A.S. granted some guarantees to insurance companies and as a requirement for the issuance of compliance bonds. The subsidiary Transacciones Energéticas S.A.S. E.S.P. granted guarantees to third parties in the amount of $3,248 to cover for the use of the energy transmission system.

b.	Market risk

Market risk is the risk that changes in market prices, namely changes in exchange rates, interest rates or stock prices, have a negative effect on Éxito Group's revenue or on the value of the financial instruments it holds. The purpose of market risk management is to manage and control exposure to this risk within reasonable parameters while optimizing profitability.

Interest rate risk

Interest rate risk is the risk that the fair value of financial assets and liabilities, or the future cash flows of financial instruments, fluctuate due to changes in market interest rates. Éxito Group's exposure to interest rate risk is mainly related to debt obligations incurred at variable interest rates or indexed to an index beyond the control of the Éxito Group.

Most of Éxito Group's financial liabilities are indexed to market variable rates. To manage the risk, the Éxito Group performs financial exchange transactions via derivative financial instruments (interest rate swaps) with previously approved financial institutions, under which they agree on exchanging, at specific intervals, the difference between the amounts of fixed interest rates and variable interest rates estimated over an agreed upon nominal principal amount, which turns variable rates into fixed rates and cash flows may then be determined.

Currency risk

Currency risk is the risk that the fair value or future cash flows of financial instruments fluctuate due to changes in exchange rates. Éxito Group's exposure to exchange rate risk is attached to passive transactions in foreign currency associated with long-term debt liabilities and with Éxito Group's operating activities (whenever revenue and expenses are denominated in a currency other than the functional currency), as well as with Éxito Group's net investments abroad.

The Éxito Group manages its exchange rate risk via derivative financial instruments (namely forwards and swaps) whenever such instruments are efficient to mitigate volatility.

When exposed to unprotected currency risk, Éxito Group's policy is to contract derivative instruments that correlate with the terms of the underlying elements that are unprotected. Not all financial derivatives are classified as hedging transactions; however, Éxito Group's policy is not to carry out transactions for speculation.

At December 31, 2022 and 2021, Éxito Group had hedged almost 100% of their purchases and liabilities in foreign currency.

c.	Liquidity risk

Liquidity risk is the risk that the Éxito Group faces difficulties to fulfil its obligations associated with financial liabilities, which are settled by delivery of cash or other financial assets. Éxito Group's approach to manage liquidity is to ensure, in as much as possible, that it will always have the necessary liquidity to meet its obligations without incurring unacceptable losses or reputational risk.

The Éxito Group manages liquidity risks by daily monitoring its cash flows and maturities of financial assets and liabilities, and by maintaining proper relations with the relevant financial institutions.

The Éxito Group maintains a balance between business continuity and the use of financing sources through short-term and long-term bank loans according to requirements, unused credit lines available from financial institutions, among other mechanisms. At December 31, 2022 approximately 33% of Éxito Group's debt will mature in less than one year (December 31, 2021 - 18%) considering the carrying amount of borrowings included in the accompanying financial statements.

The Éxito Group’s liquidity risk is considered to be low as there is no significant restriction for the payment of financial liabilities settling within twelve months from the reporting date. The Éxito Group has access to unused lines of credit.

The following table shows a profile of maturities of Éxito Group's financial liabilities based on non-discounted contractual payments arising from the relevant agreements.

At December 31, 2022	Less than 1 year	From 1 to 5 years	More than 5 years	Total
Lease liabilities	337,809	991,809	782,572	2,112,190
Other relevant contractual liabilities	278,196	666,882	50,960	996,038
Total	616,005	1,658,691	833,532	3,108,228

At December 31, 2021	Less than 1 year	From 1 to 5 years	More than 5 years	Total
Lease liabilities	284,621	906,480	681,837	1,872,938
Other relevant contractual liabilities	160,436	772,052	83,445	1,015,933
Total	445,057	1,678,532	765,282	2,888,871

Sensitivity analysis for 2022 balances

The Éxito Group assessed the potential changes in interest rates of financial liabilities and other significant contract liabilities.

Assuming complete normality and considering 10% variation in interest rates, three scenarios have been assessed:

−	Scenario I: Latest interest rates known at the end of 2022.
−	Scenario II: An increase of 1.1660% was assumed for the Banking Reference Rate. This increase was on the latest published interest rate.
−	Scenario III: A decrease of 1.1660% was assumed for the Banking Reference Rate. This reduction was on the latest published interest rate.

The sensitivity analysis did not result in significant variance among the three scenarios. Potential changes are as follows:

Operations	Risk	Balance at December 31, 2022	Market forecast
			Scenario I	Scenario II	Scenario III
Borrowings	Changes in interest rates	803,685	807,799	820,573	795,026

d.	Derivative financial instruments

The Éxito Group uses derivative financial instruments to hedge risk exposure, with the main purpose of hedging exposure to interest rate risk and exchange rate risk, fixing the interest and exchange rates of the financial debt.

At December 31, 2022, the reference value of these contracts amounted to COP $355.458 million (interest rate swaps), USD 125.5 million y EUR 14.11 million (December 31, 2021 – COP $302.710 million, USD 104.5 million and EUR 6.83 million). Such transactions are generally contracted under identical conditions regarding amounts, terms and transaction costs and, preferably, with the same financial institutions, always in compliance with Éxito Group's limits and policies.

The Éxito Group has designed and implemented internal controls to ensure that these transactions are carried out in compliance with its policies.

e.	Fair value of derivative financial instruments

The fair value of derivative financial instruments is estimated under the operating cash flow forecast model, using government treasury security curves in each country and discounting them at present value, using market rates for swaps as disclosed by the relevant authorities in such countries.

Swap market values were obtained by applying market exchange rates valid on the date of the financial information available, and the rates are forecasted by the market based on currency discount curves. A convention of 365 consecutive days was used to calculate the coupon of foreign currency indexed positions.

Note 39. Operating segments

The Éxito Group’s three reportable segments all meet the definition of operating segments, are as follows:

Colombia:

-	Éxito: Revenues from retailing activities, with stores under the banner Éxito.
-	Carulla: Revenues from retailing activities, with stores under the banner Carulla.
-	Low cost and other: Revenues from retailing and other activities, with stores under the banners Surtimax, Súper Inter, Surti Mayorista and B2B format.

Argentina:

-	Revenues and services from retailing activities in Argentina, with stores under the banners Libertad and Mini Libertad.

Uruguay:

-	Revenues and services from retailing activities in Uruguay, with stores under the banners Disco, Devoto and Géant.

Éxito discloses information by segment pursuant to IFRS 8 - Operating segments, which are defined as a component of an entity whose operating results are regularly reviewed by the chief operating decision maker (Board of Directors) for decision making purposes about resources to be allocated.

Retail sales by each of the segments are as follows:

		Year ended December 31,
Operating segment	Banner	2022	2021	2020
Colombia	Éxito	10,120,848	8,581,274	8,049,347
	Carulla	2,133,700	1,782,355	1,769,277
	Low cost and other	2,262,847	1,920,768	1,824,061
Argentina		1,683,717	1,178,166	847,060
Uruguay		3,553,925	2,643,858	2,654,336
Total sales		19,755,037	16,106,421	15,144,081
Eliminations		(961)	(665)	(2,837)
Total consolidated		19,754,076	16,105,756	15,141,244

Below is additional information by operating segment:

	For the year ended December 31, 2022
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	14,517,395	1,683,717	3,553,925	19,755,037	(961)	19,754,076
Service revenue	648,806	66,658	25,782	741,246	-	741,246
Other revenue	113,466	341	10,816	124,623	(272)	124,351
Gross profit	3,385,817	604,403	1,249,056	5,239,276	307	5,239,583
Operating profit	663,984	68,703	257,140	989,827	307	990,134
Depreciation and amortization	(506,716)	(24,426)	(72,185)	(603,327)	-	(603,327)
Net finance expenses	(263,785)	(97,014)	(19,368)	(380,167)	(307)	(380,474)
Income tax	(218,901)	(65,262)	(41,539)	(325,702)	-	(325,702)
Non-current assets other than financial instruments and deferred tax assets	7,793,835	1,342,002	2,832,144	11,967,981	-	11,967,981

	For the year ended December 31, 2021
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	12,284,397	1,178,166	2,643,858	16,106,421	(665)	16,105,756
Service revenue	550,284	39,477	19,542	609,303	-	609,303
Other revenue	198,142	826	8,993	207,961	(635)	207,326
Gross profit	3,099,453	412,465	921,140	4,433,058	471	4,433,529
Operating profit	701,974	16,152	200,809	918,935	473	919,408
Depreciation and amortization	(466,959)	(24,873)	(55,552)	(547,384)	-	(547,384)
Net finance expenses	(161,533)	(20,079)	(13,670)	(195,282)	(473)	(195,755)
Income tax	(120,671)	12,769	(29,768)	(137,670)	-	(137,670)
Non-current assets other than financial instruments and deferred tax assets	7,729,171	1,008,084	2,052,676	10,789,931	(59,718)	10,730,213

	For the year ended December 31, 2020
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	11,642,685	847,060	2,654,336	15,144,081	(2,837)	15,141,244
Service revenue	464,531	26,639	21,110	512,280	-	512,280
Other revenue	75,056	514	7,215	82,785	(470)	82,315
Gross profit	2,758,438	282,994	913,563	3,954,995	1,934	3,956,929
Operating profit	418,621	(11,131)	201,832	609,322	1,923	611,245
Depreciation and amortization	(447,619)	(18,039)	(52,375)	(518,033)	-	(518,033)
Net finance expenses	(217,963)	(19,181)	(6,564)	(243,708)	(1,923)	(245,631)
Income tax	(27,529)	2,405	(29,055)	(54,179)	-	(54,179)
Non-current assets other than financial instruments and deferred tax assets	7,510,630	715,595	1,858,542	10,084,767	(51,487)	10,033,280

(1)	For information reporting purposes, non-operating companies (holding companies that hold interests in the operating companies) are allocated by segments to the geographic area to which the operating companies belong. Should the holding company hold interests in various operating companies, it is allocated to the most significant operating company.

(2)	Relates to the balances of transactions carried out between segments, which are eliminated in the process of consolidation of financial statements.

Total assets and liabilities by segment are not reported internally for management purposes and consequently they are not disclosed.

Note 40. Assets held for sale

Assets held for sale

Éxito Group management started a plan to sell certain property seeking to structure projects that allow using such real estate property, increase the potential future selling price and generate resources to Éxito Group. Consequently, certain property, plant and equipment and certain investment property were classified as assets held for sale.

The balance of assets held for sale, included in the statement of financial position, is shown below:

	As at December 31,
	2022	2021
Property, plant and equipment	17,875	16,340
Investment property	3,925	8,261
Total	21,800	24,601

Note 41. Subsequent Events

No events have occurred subsequent to the date of the reporting period that entail significant changes in the financial position and the operations of Éxito Group due to their relevance, are required to be disclosed in the financial statements:

