Form 20-F
period 2023-12-31
BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD
filed 2024-06-28
CIK 1038572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________________________________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Phone: +55 11 3886-0024
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the end of the period covered by the annual report:

As of December 31, 2023, the registrant had outstanding 270,139,069 common shares, no par value per share

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

☐ Yes ☒ No

i

ii

INTRODUCTION

All references in this annual report to (i) “CBD,” “we,” “us,” “our,”, “GPA”, “Company” and “Pão de Açúcar Group” are references to Companhia Brasileira de Distribuição and its consolidated subsidiaries, unless the context requires otherwise; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “common shares” are references to our authorized and outstanding common shares (ações ordinárias), without par value; and (iv) “preferred shares” are references to our formerly issued preferred shares, all of which were converted into common shares on February 28, 2020. For more information on the conversion of our preferred shares into common shares, see “Item 9. The Offer and Listing—9A. Offer and Listing Details.” All references to “ADSs” are to American Depositary Shares, each representing one common share, without par value. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by J.P. Morgan Chase Bank N.A., the depositary bank for the ADSs. All references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. All references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

Presentation of Financial and Other Data

Financial Data

We have prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

Our consolidated financial statements are presented in Brazilian reais. The rate used to translate the U.S. dollars amounts as of December 31, 2023 was R$4.8413 to US$1.00, which was the commercial selling rate of U.S. dollars in effect as of December 31, 2023, as reported by the Central Bank of Brazil, or the Central Bank. The U.S. dollar equivalent information presented in this annual report are solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at that rate or at any other rate.

Other Data

In this annual report:

•	some of the financial data reflects the effect of rounding;
•	the term “audited consolidated financial statements” refers to our audited consolidated financial statements prepared in accordance with IFRS, as issued by the IASB, the balance sheets as of December 31, 2023 and 2022 and the related consolidated statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three-year periods ended December 31, 2023, together with the corresponding reports of our independent registered public accounting firms, included elsewhere in this annual report;
•	the term “Casino” refers to Casino, Guichard-Perrachon S.A., a French corporation (société anonyme). Since March 18, 2024, Casino is no longer our controlling shareholder. For more information on the change in the number of our common shares held by Casino and our direct and indirect shareholders, see “Item 7. Major Shareholders and Related Party Transactions––7A. Major Shareholders;”
•	the term “Casino Group” refers to Casino and Casino’s subsidiaries, including Rallye S.A., or Rallye, and Euris S.A.S., or Euris, Segisor S.A., Geant International B.V., Obin Holdings Netherlands B.V. and Helicco Participações Ltda. Since March 28, 2024, after the completion of the financial restructuring of the Casino Group, the Casino Group is controlled by France Retail Holdings S.à.r.l. (an entity ultimately controlled by Mr. Daniel Křetínský);
•	the term “Cnova” refers to Cnova N.V., a Dutch corporation, and, where appropriate, its subsidiaries. Cnova was one of our consolidated subsidiaries until October 31, 2016 and, starting on November 1, 2016, we began recording our investment in Cnova according to the equity pick-up accounting method. We sold our stockholdings in Cnova to the Casino Group in November, 2023. For more information on our investment in Cnova and the sale of our stockholdings in Cnova, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Corporate Reorganization of E-commerce Operating Segment and Sale of Cnova to Casino Group;”

•	the term “Cnova Brazil” refers to Cnova Comércio Eletrônico S.A., a Brazilian corporation (sociedade anônima), which until October 31, 2016 was a wholly-owned subsidiary of Cnova and operated and owned the Brazilian non-food e-commerce businesses of CBD and Casas Bahia, as defined below. Following the completion of the Cnova corporate reorganization on October 31, 2016, Cnova Brazil became a wholly-owned subsidiary of Casas Bahia. For more information on the Cnova reorganization, see “Item 4. Information on the Company—4A. History and Development of the Company—Corporate Reorganization of E-commerce Operating Segment and Sale of Cnova to Casino Group;”
•	“Éxito” refers to Almacenes Éxito S.A., a Colombian corporation, that was one of our subsidiaries until August 2023, when the spin-off of the Group Éxito was consummated. For more information on our investment in Éxito and the spin-off of the Group Éxito, see “Explanatory Note—Éxito Segregation Transaction;”
•	“Grupo Éxito” refers to Éxito and its consolidated subsidiaries. As of December 31, 2022, we have reported Grupo Éxito’s results of operations as discontinued operations. For more information on Grupo Éxito’s discontinued operations and its consequences on our audited consolidated financial statements, see Explanatory Notes 1.2 and 33(a) and “Item 4. Information on the Company - Item 4A. History and Development of the Company - Changes in our Business - Discontinued Operations for the Years Ended December 31, 2023 and 2022 - Grupo Éxito;”
•	“FIC” refers to Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, a Brazilian financial services company;
•	the term “GHG emissions” refers to greenhouse gas emissions;
•	the term “private label” refers to our own branded products, including Qualitá, Taeq, Casino, Club des Sommeliers, and Finlandek;
•	the term “same-store-sales” refers to sales made in stores open for at least 12 consecutive months and that did not close nor remain closed for a period of seven or more consecutive days;
•	the term “Sendas” refers to Sendas Distribuidora S.A., a Brazilian corporation (sociedade anônima) and, where appropriate, its subsidiaries. Sendas was one of our subsidiaries until December 31, 2020 and it operated in the cash and carry business under the banner Assaí. The spin-off and separation of Sendas from CBD was completed on December 31, 2020. For more information on the spin-off and separation of Sendas, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Spin-off of Cash and Carry Operating Segment;”
•	the term “Sendas Spin-Off” refers to our separation from Sendas through the distribution of substantially all of the issued and outstanding Sendas common shares to holders of CBD common shares, on a pro rata basis for no consideration. For more information on the Sendas Spin-Off, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Spin-Off of Cash and Carry Operating Segment;”
•	the term “Stix” refers to Stix Fidelidade e Inteligência S.A., a Brazilian corporation (sociedade anônima), focused on loyalty programs, in which we hold 66.7% of the capital stock and Raia Drogasil S.A., or RD, a Brazilian corporation (sociedade anônima) and pharmacy retailer in Brazil, holds the remaining 33.3% of the capital stock; and
•	the term “Casas Bahia” refers to Casas Bahia S.A., a Brazilian corporation (sociedade anônima) and, where appropriate, its subsidiaries. Casas Bahia was one of our subsidiaries until June 2019 and it operated in the home appliances business under the banners Ponto Frio and Casas Bahia. On June 14, 2019, we consummated the sale of all equity interest we held in Casas Bahia. For more information on the sale of the operations of Casas Bahia, see “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Sale of Home Appliances Operating Segment.”

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

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, principally in “Item 3. Key Information—3D. Risk Factors,” “Item 4. Information on the Company—4B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

•	global economic and political conditions as well as geopolitical instability, including the military conflict between Russia and Ukraine as well as Israel and Hamas, heightened tensions between and Israel and some Arab countries and the potential outbreaks of transmissible diseases around the world, and their impacts on the global economy and consumer spending patterns (including, but not limited to, unemployment rates, interest rates, monetary policies and inflation rates in Brazil);
•	political instability, and uncertainties relating to the monetary, fiscal and social security policies that may be adopted by the government;
•	government interventions that affect the economy, incentive policies, tariffs and taxation, regulatory restrictions, as well as environmental regulations in Brazil;
•	the effect of any changes in tax law, tax reforms or review of the tax treatment of our activities, operations and profitability;
•	changes in Brazil’s socioeconomic, political and business environment, including changes in inflation rates, interest rates, exchange rates, unemployment rates, population growth, consumer confidence and capital and financial markets liquidity;
•	our ability to sustain or improve our performance;
•	competition in the Brazilian retail industry in the sectors in which we operate;
•	adverse legal or regulatory disputes or proceedings;
•	our ability to implement our strategy, including our digital transformation initiatives;
•	credit and other risks of lending and investment activities;
•	our ability to expand our operations outside of our existing markets;
•	hedge risks; and
•	other risk factors as set forth under “Item 3. Key Information—3D. Risk Factors.”

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

EXPLANATORY NOTE

Change in our Control

In March 2024, we launched and closed an offering of 220,000,000 common shares, or the Offering. The Offering was directed (i) in Brazil, to our shareholders, through a priority offering, and to professional investors headquartered or residing in Brazil, (ii) within the United States, to a limited number of qualified institutional buyers (as defined under Rule 144A under the U.S. Securities Act of 1933, as amended, the “Securities Act”), pursuant to procedures consistent with, and in reliance on, Section 4(a)(2) of the Securities Act in transactions exempt from, or not subject to, registration under the Securities Act and the rules thereunder, and (iii) outside of the United States and Brazil, to institutional and other investors that are not U.S. persons (as defined in Regulation S under the Securities Act), in reliance on Regulation S under the Securities Act and exemptions from United States securities registration requirements.

As a result of the closing of the Offering, Casino Group’s equity interest in the Company was significantly decreased from 40.89% to 22.54%. On April 18, 2024, 30 days from the date of closing of the Offering, the new slate for the board of directors composed by six independent members, two members appointed by the Casino Group and one representative of our management took office. Since the closing of the Offering on March 18, 2024 and investiture of the new board of directors on April 18, 2024, we no longer have a controlling shareholder or control group.

Éxito Segregation Transaction

On February 14, 2023, our shareholders approved a (i) capital increase of R$2,605 million, through the use of reserves, without issuing new shares and (ii) a capital reduction in the amount of R$7,133 million through the delivery of common shares issued by Éxito, owned by the Company, to our shareholders. On September 19, 2023, the board of directors, at a board of directors’ meeting, approved the capital reduction in the amount of R$6,659 million, which was lower than the amount approved by the shareholders at the general shareholders’ meeting on February 14, 2023, due to the then current book value of Éxito in the Company’s financial statements. On October 27, 2023, the shareholders ratified the capital reduction approved by the board of directors on September 19, 2023 in the amount of R$6,659 million.

We believe the segregation of Grupo Éxito’s operations in Colombia, Argentina and Uruguay, from our business unlocked value to our shareholders by enhancing the market value of the Company and Éxito separately, with the delivery to our shareholders of approximately 83% of the common shares issued by Éxito, which were owned by the Company, or the Éxito Segregation Transaction.

Éxito’s common shares were delivered: (a) in the form of sponsored Brazilian Depositary Receipts Level II, or Éxito BDRs, admitted to trading in the B3, to holders of our common shares who did not have their investment in the Company registered as a direct investment under the terms of Law No. 4,131, dated September 3, 1962, as amended, or Law No. 4,131 CBD shareholders; and (b) in the form of American Depositary Receipts Level II, or Éxito ADSs, admitted to trading on the New York Stock Exchange, or NYSE, which started trading in the NYSE on August 29, 2023, to (i) holders of our ADSs and (ii) to Law No. 4,131 CBD shareholders who chose to receive Éxito ADSs. The amount of Éxito common shares delivered to our shareholders and ADR holders through Éxito BDRs or Éxito ADSs, are set out below:

•	One Éxito BDR was delivered to holders of our common shares who were not Law No. 4,131 CBD shareholders for each common share of the Company held by each of them on August 22, 2023. Each Éxito BDR represented four Éxito common shares;
•	One Éxito ADS was delivered to our ADS holders for every two ADSs of the Company held by each of them on August 29, 2023. Each Éxito ADS represented eight Éxito common shares; and
•	One Éxito ADS was delivered to our Law No. 4,131 CBD shareholders who chose to receive Éxito ADSs for every two common shares of the Company held by each of them on August 29, 2023.

As from the period ended on July 31, 2023, we no longer have control over the Grupo Éxito, and consequently cease to consolidate the results of operations of the Grupo Éxito in our financial statements. On August 22, 2023, Éxito’s BDRs and Éxito ADSs were effectively distributed to GPA’s shareholders.

We applied IFRS10 Consolidated Financial Statements to register the loss of control, which effects are detailed in note 33 to our audited consolidated financial statements, and mainly include (i) R$ (1,360) million due to exchange rate devaluation from the time of acquisition until the segregation; (ii) R$ (746) million remeasurement of the remaining portion in the net amount of the investment write-off; and (iii) R$ 23 million in other items of comprehensive income.

Thus, in accordance with IFRS 5, we reported the net result of Grupo Éxito for the year ended December 31, 2023, after taxes, in one single line item in the statement of income and the balances of assets and liabilities were deconsolidated.

We measured the remaining stake in Éxito of approximately 13% at its fair value at the date of loss of control. We concluded in the absence of significant influence over Grupo Éxito for the remaining stake considering all factors such as the shareholders’ agreement signed August 9 ,2023. Therefore, the remaining interest is being recorded as a financial asset through profit or loss (FVTPL) based on IFRS9, under the heading “Financial investments.” In addition to the remeasurement effect on the date of loss of control as a result of applying IFRS10, we recorded the variation in the fair value of the financial asset between the loss of control and the period ended December 31, 2023, in the amount of R$153 million, in the financial result, in the profitability of cash equivalents and financial investments category.

On October 13, 2023, the board of directors approved the signing of a pre-agreement with Grupo Calleja, or Pre-Agreement, owner of the leading supermarket retail group in El Salvador that operates under the Super Selectos brand, or Buyer, for the sale of GPA’s entire remaining stake in Éxito, corresponding to 13.31% of Éxito’s share capital, within the scope of a public acquisition offer to be launched by the Buyer in Colombia and the United States of America for the acquisition of 100% of Éxito shares, subject to the minimum acquisition of 51% of shares, or Tender Offer (TO).

On October 31, 2023, the Company’s management contracted a hedge operation (NDF – Non Deliverable Forward) to protect us against the exchange rate exposure related to the sale of GPA's entire remaining stake in Éxito, corresponding to 13.31% of the share capital of Success. As of December 31, 2023, the fair value of the derivative was R$20 million. This value is presented in the explanatory note to our consolidated financial statement relative to financial applications.

On January 23, 2024, after the conclusion of the TO launched by the buyer for the acquisition of Éxito shares, in Colombia and the United States, GPA received the amount of US$156 million (corresponding to R$789 million. Included in this value is the positive effect of R$12 million from the hedge contracted on October 31, 2023) from the sale of GPA's entire remaining stake in Éxito's share capital. For more information on the effects of the Éxito Segregation Transaction on our consolidated financial statements, see notes 1.2 and 33(a) to our audited consolidated financial statements.

Delisting from the NYSE

On October 16, 2023, we received a letter from the NYSE informing us that our ADRs were below criteria for the average closing price of a security, i.e., below US$1.00 for a consecutive period of 30 trading days. Pursuant to applicable NYSE rules, we had to regain compliance with listing criteria within six months of notification, i.e., April 16, 2024, or the NYSE could suspend the trading of our ADSs and initiate a delisting process. On March 29, 2024, our board of directors determined, that delisting our ADSs from the NYSE was in the best interests of the Company and its shareholders and, on that same day, we notified the NYSE of the approval of the delisting and issued a press release informing our shareholders and the market about this decision. On April 8, 2024, we filed Form 25 with the SEC and, on April 18, 2024, our ADSs were suspended from the NYSE.

Sale of Fuel Stations and Administrative Headquarters

On February 23, 2024, Management informed the market about advances in its plan to reduce financial leverage through the sale of non-core assets and improve efficiency in capital allocation. Within this context, the Company has ongoing negotiations aimed at selling the Company's gas stations located in different regions of Brazil (“Stations”), through various transactions with different potential buyers, and the property where its gas station is located in its Administrative headquarters in São Paulo city (“Headquarters”).

On May 2, 2024, the Company entered into a transaction for the sale of the administrative headquarters, located in São Paulo city, for the price R$218 million, being 82% to receive in 2024 and 18% in installments until Mar/26, comprising: (i) Sale and Leaseback operation represented only by the administrative tower that makes up the property for R$109 million, where the Company's administrative headquarters will remain through a lease agreement for an initial term of 15 years and a cap rate, approximately 9% (ii) execution of the private purchase and sale commitment instrument of the part around the administrative tower in the total value of R$ 109 million.

The Company continues to discuss the terms and conditions for the sale of its gas station network. The conclusion of the transaction depends on the fulfillment of certain conditions, including the execution of definitive contracts.

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

Summary of Risk Factors

Risks Relating to Brazil

•	The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions may adversely affect us and the trading price of our ADSs and common shares.
•	Political instability has adversely affected and may continue to adversely affect our business and the trading price of our ADSs and common shares.
•	Brazilian government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us and the trading price of our ADSs and common shares.
•	Exchange rate volatility may adversely affect the Brazilian economy and us.

•	Any deterioration in Brazil’s or our credit rating may adversely affect the trading price of our ADSs and common shares and us.
•	Developments and the perception of risk in other countries may adversely affect the trading price of Brazilian securities, including our ADSs and common shares.
•	The outbreak of communicable diseases around the world has led and may continue to lead to higher volatility in the global capital markets, adversely affecting the trading price of our ADSs and common shares.

Risks Relating to Our Industry and Us

•	We rely on information technologies and systems to operate our business and any disruption to these systems may adversely affect our business. Moreover, failure to protect our database from violations and breaches could have an adverse effect on us.
•	Unfavorable decisions in legal, administrative and arbitration proceedings could have a material adverse effect on us.
•	Certain of our debt instruments contain clauses that may affect our cash flows and financial condition and cause other adverse consequences, in addition to limiting our distribution of dividends to the minimum required by Brazilian law.
•	We may not be able to renew or maintain our stores’ lease agreements on acceptable terms, or at all, and we may be unable to obtain, maintain or renew the operational licenses of our stores or distribution centers in a timely manner.
•	Incidents that are not covered by our insurance policies or non-renewal of our insurance policies may result in losses, which may adversely affect us.
•	We are subject to risks associated with non-compliance with the applicable data protection laws.
•	We could be materially adversely affected by violations of the Brazilian Anti-Corruption Law, U.S. Foreign Corrupt Practices Act and similar anti-corruption laws.
•	Increase in oil prices and, as a result, fuel prices may adversely affect our freight cost.
•	The existence of liens or legal restrictions on the real estate properties held and/or occupied by us may adversely affect our operations and cause the termination of our lease agreements.
•	Our product distribution is dependent on a limited number of distribution centers and we depend on the Brazilian transportation systems and infrastructure to deliver our products, and any disruption at one of our distribution centers or delay related to transportation and infrastructure, or failure to implement our marketing programs, through our customer data platform, or CDP, could adversely affect our supply needs and our ability to distribute products to our stores and customers
•	We may be unable to attract or retain key personnel.
•	We disclose certain projections that may not materialize and, as a result, adversely affect us.
•	We may not be able to protect our intellectual property rights.
•	Our sales depend on the effectiveness of our advertisement and marketing campaigns, which may adversely affect our revenues and profitability.
•	Our traditional supermarkets and retail stores face increasing competition from internet sales, which may negatively affect sales of traditional channels, and our digital transformation strategy might not be an effective response to this emerging competition.

•	Our business depends on strong brands. We may not be able to maintain and enhance our brands, or we may receive unfavorable customer complaints or negative publicity, which could adversely affect our brands.
•	We were previously part of Casino’s economic group, which included other operational entities. We may be held jointly or severally liable in legal proceedings involving such entities. We may be held jointly and severally liable for tax, environmental, labor and social security obligations of third parties, suppliers or service providers, which may adversely affect us.
•	We cannot guarantee that our service providers or suppliers have not engaged and will not engage in irregular practices.
•	We are subject to a number of incidents in our stores that may be beyond the control of our store managers, which could materially adversely affect us and our reputation.
•	Some categories of products that we sell are principally acquired from a few suppliers and over-concentration could disrupt the availability of these products.
•	We may be held responsible for consumer incidents involving adverse reactions after consumption of products sold by us.
•	The Brazilian food retail industry is sensitive to decreases in consumer purchasing power and unfavorable economic cycles.
•	Restrictions of credit availability to consumers in Brazil and Brazilian government rules and interventions affecting financial operations may adversely affect our sales volumes and operations, and we are exposed to risks related to customer financing and loans.
•	Our business is subject to significant fluctuation due to the seasonal purchasing patterns of our customers.
•	We face significant competition and pressure to adapt to changing consumer habits and preferences, which may adversely affect our market share and net income.
•	We are increasingly dependent on credit card sales. Any changes in the policies of merchant acquirers may adversely affect us.
•	Changes in the tax legislation may result in an increase in certain direct and indirect taxes, which may reduce our profitability.
•	We are subject to environmental laws and regulations and any non-compliance may adversely affect our financial condition and results of operations.
•	Factors associated with climate change could adversely affect us.

Risks Relating to Our ADSs and Common Shares

•	ADS holders may find it difficult to exercise voting rights at our shareholders’ meetings.
•	If you exchange the ADSs for common shares, as a result of Brazilian regulations you may risk losing the ability to remit foreign currency abroad.
•	You might be unable to exercise preemptive rights with respect to the common shares underlying the ADSs.
•	The volatility and illiquidity of the Brazilian securities markets and of our common shares may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.
•	Holders of our ADSs and common shares may not receive any dividends.
•	We do not have a controlling shareholder or control group, which may expose us to alliances among shareholders, conflicts among shareholders and other adverse consequences resulting from the absence of a controlling shareholder or control group or from a change of control.
•	Our status as a foreign private issuer exempts us from certain of the corporate governance standards of the NYSE limiting the protections afforded to investors
•	U.S. securities laws do not require us to disclose as much information to investors as a U.S. issuer is required to disclose, and you may receive less information about us than you might otherwise receive from a comparable U.S. company.
•	We may be treated as a passive foreign investment company for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences for U.S. investors.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions may adversely affect us and the trading price of our ADSs and common shares.

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

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies. These uncertainties and other future developments in the Brazilian economy may adversely affect our business activities, and consequently our results of operations, and may also adversely affect the trading price of our ADSs and common shares.

Political instability has adversely affected and may continue to adversely affect our business and the trading price of our ADSs and common shares.

The Brazilian economy has been and continues to be affected by political events in Brazil, which have also affected the confidence of investors and the public in general, adversely affecting the performance of the Brazilian economy and increasing the volatility of securities issued by Brazilian companies, including the trading price of our ADSs and common shares.

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

Uncertainty regarding political developments and the policies the Brazilian federal government may adopt or alter may have material adverse effects on the macroeconomic environment in Brazil, as well as on the operations and financial performance of businesses operating in Brazil, including ours. These uncertainties may heighten the volatility of the Brazilian securities market, including in relation to our ADSs and common shares.

Brazilian government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us and the trading price of our ADSs and common shares.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Brazilian government to curb it, including the increase of the SELIC rate, the basic interest rate in the Brazilian banking system, established by the Central Bank, together with the speculation about governmental measures to be adopted, have materially and adversely affected the Brazilian economy and contributed to economic uncertainty in Brazil, heightening volatility in the Brazilian capital markets and adversely affecting us. Brazil’s annual inflation, as measured by the general price index (Índice Geral de Preços – Mercado), or IGP-M index, was 3.2% in 2023, 5.5% in 2022 and 17.1% in 2021. Brazil’s Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or the IPCA, recorded inflation of 4.6%, 5.8% and 10.1% in 2023, 2022 and 2021, respectively, according to IBGE. As of December 31, 2023, 2022 and 2021, the SELIC rate was 11.75%, 13.75% and 9.25%, respectively. The Monetary Policy Committee (Comitê de Política Monetária), or COPOM, has adjusted the official interest rates in situations of economic uncertainty to meet the economic goals established by the Brazilian government. As of the date of this annual report, the SELIC rate in Brazil is 10.50%.

Inflationary pressures may hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm us or adversely affect the trading price of our ADSs and common shares. In addition, we may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure.

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

The real has historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2021, the real further depreciated against the U.S. dollar in comparison to December 31, 2020, reaching R$5.5805 per US$1.00 as of December 31, 2021. In 2022, the real appreciated against the U.S. dollar in comparison to December 31, 2021, reaching R$5.2177 per US$1.00 as of December 31, 2022. In 2023, the real appreciated against the U.S. dollar in comparison to December 31, 2022, reaching R$4.8525 per US$1.00 as of December 31, 2023.

The real may substantially depreciate or appreciate against the U.S. dollar in the future. Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which negatively affects the growth of the Brazilian economy as a whole, curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar has also, including in the context of an economic slowdown, led to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole. Depreciation would also reduce the U.S. dollar value of distributions and dividends and the U.S. dollar equivalent of the trading price of our ADSs and common shares. As a result, we may be materially and adversely affected by real/U.S. dollar exchange rate variations.

Any deterioration in Brazil’s or our credit rating may adversely affect the trading price of our ADSs and common shares and us.

Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on indebtedness issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account a number of factors, including macroeconomic trends, fiscal and budgetary conditions, indebtedness and the prospect of change in these factors.

In 2021, Standard & Poor’s maintained Brazil’s credit rating at BB- with a stable outlook. In June 2023, Standard & Poor’s adjusted its outlook to positive. In December 2023, Standard & Poor’s upgraded Brazil’s credit rating from BB- to BB. In 2021, Moody’s confirmed Brazil’s credit rating at Ba2 and the stable outlook. In 2021, Fitch reaffirmed Brazil’s credit rating to BB-, with a negative outlook. In June 2023, Fitch upgraded Brazil’s credit rating to BB with a stable outlook.

The review in Brazil’s credit rating by Standard & Poor’s and Fitch to BB- in past years adversely affected the trading price of debt and equity securities of Brazilian issuers. Any further downgrade of Brazil’s credit rating could heighten investors’ perception of risk and, as a result, increase the cost of debt issuances and adversely affect the trading price of our securities.

Additionally, any downgrade of our credit rating may adversely affect our ability to obtain loans and/or financings in the future or our cost of funding, which may hinder or increase the cost of funding of our operations or the refinancing of our financial obligations, adversely affecting us.

Developments and the perception of risk in other countries may adversely affect the trading price of Brazilian securities, including our ADSs and common shares.

The market value of securities of Brazilian issuers is affected to varying degrees by geopolitical tensions, military conflicts, perception of risk and economic and market conditions in other countries, including United States, China and certain European and emerging market countries.

Geopolitical conflicts affect macroeconomic conditions, security conditions, exchange rates and global financial markets in general, as well as reduce the levels of economic activity and increase volatility in the financial markets, making it more difficult for us to obtain additional funds. The conflict between Russia and Ukraine and the conflict in the Gaza Strip resulted in volatility in global markets and may continue to adversely affect the global capital markets and the interest of investors in securities issued by companies that operate in emerging markets, which may adversely affect the trading price of our ADSs and common shares.

Investors’ reactions to developments in other countries may adversely affect the market value of securities of Brazilian issuers, including our ADSs and common shares. Any financial crisis or significant developments, such as increase in interest rates in other countries, especially the United States, may decrease global liquidity and the interest of investors in securities of Brazilian issuers, adversely affecting our ADSs and common shares.

The outbreak of communicable diseases around the world has led and may continue to lead to higher volatility in the global capital markets, adversely affecting the trading price of our ADSs and common shares.

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

Measures that may be taken by governmental authorities worldwide, including in Brazil, to stabilize markets and support economic growth in the case of an outbreak of an epidemic or pandemic may not be sufficient to control volatility or to prevent serious and prolonged reductions in economic activity. These measures may have adverse macroeconomic effects and negatively influence the behavior of the consumer market and the population in general.

The effects of an outbreak of an epidemic or pandemic on our business will depend on, among other factors, the ultimate geographic spread of the disease, the duration of the outbreak and the extent and overall economic effects of the governmental response to it. In addition, the effects of the outbreak may exacerbate the effects of the other risk factors disclosed in this section of this annual report, including the effects on the price and performance of our ADSs and common shares.

Risks Relating to Our Industry and Us

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

Unfavorable decisions in legal, administrative and arbitration proceedings could have a material adverse effect on us.

We, our previous controlling shareholders and our subsidiaries are defendants or may become defendants in legal, administrative and arbitration proceedings related to civil, regulatory, tax, labor, criminal and environmental matters or other matters. In addition, there may be legal proceedings in which we seek the renewal of our lease agreements and the determination of rental based on market prices.

We cannot assure you that the legal proceedings will be decided in our favor. We have made provisions for proceedings in which the chance of loss has been classified as probable by our external legal advisors, management and our audit committee. Our provisions may not be sufficient or accurate to cover the total liabilities arising from unfavorable decisions in legal or administrative proceedings. If all or a significant number of these proceedings have an outcome unfavorable to us or involve a significant amount, our business, financial condition and results of operations may be materially and adversely affected. In addition to provisions recorded on our financial statements and the cost of legal fees associated with the proceedings, we may be required to post bonds in connection with the proceedings, which may adversely affect our financial condition.

Our previous controlling shareholders and our subsidiaries are parties to judicial proceedings that involve labor, social security and environmental matters arising from the ordinary course of their business activities. If the outcomes or decisions in these proceedings are unfavorable, we may be held jointly and severally or secondarily liable, adversely affecting us.

In addition, members of our board of directors and management may become defendants in legal and administrative proceedings related to civil, tax, labor and criminal matters that bear no relationship with the Company. These proceedings may negatively affect members of our board of directors and management which, in turn, may directly or indirectly adversely impact us. We cannot assure that new investigations and legal and administrative proceedings involving our board members and managers will not occur.

Moreover, our inability to make judicial deposits or guarantees may result in the application of fines for late payment, the enforcement of claims over our assets, levy of execution of assets, including financial assets and receivables, and difficulties in obtaining good standing tax certificates and funds, which may adversely affect our business operations and financial condition. Unfavorable decisions in legal and administrative proceedings against us, our previous controlling shareholders, subsidiaries or members of our board of directors or management may adversely affect our business, results of operations and financial condition.

Certain of our debt instruments contain clauses that may affect our cash flows and financial condition and cause other adverse consequences, in addition to limiting our distribution of dividends to the minimum required by Brazilian law.

We are a party to certain financial instruments providing for financial covenants that require our compliance with specific financial ratios and other obligations. Compliance with these financial covenants and obligations may adversely affect us by forcing us to allocate funds to service the debt as opposed to support our operations. Events that are beyond our control, including changes in general business and macroeconomic conditions, may affect our ability to comply with the financial ratios and fulfill other obligations.

Non-compliance with financial covenants or non-compliance with other obligations under our debt instruments that are not timely cured may cause the acceleration of our debt and trigger the cross-default and cross-acceleration of our other obligations, as well as the foreclosure of collateral rights and enforcement of guarantees under these debt instruments, all of which would have a material adverse effect on us.

We cannot assure you that we will be able to renegotiate our debt in the future if we fail to comply with our financial covenants or other obligations under our debt instruments. If any of these events occur, we may be materially and adversely affected. If our assets or cash flows are insufficient to repay the outstanding amounts under our debt instruments, our business operations may be adversely affected.

In addition, certain of our debt instruments limit our distribution of dividends to the minimum required by Brazilian law, and for as long as these debt instruments remain in effect, holders of our common shares will not be able to benefit from an upside in our operating results that would otherwise allow for a distribution of dividends above this minimum.

We may not be able to renew or maintain our stores’ lease agreements on acceptable terms, or at all, and we may be unable to obtain, maintain or renew the operational licenses of our stores or distribution centers in a timely manner.

Most of our stores are leased. The strategic location of our stores is key to the development of our business strategy and, as a result, we may be adversely affected if our lease agreements are terminated or if we fail to renew our lease agreements on acceptable terms, or at all. In addition, in accordance with applicable law, landlords may increase rent periodically, usually every three years. A significant increase in the rent of our leased properties may adversely affect our financial position and results of operations.

Moreover, the registration and annotation of lease agreements in the registrar of the leased real estate properties are required to ensure the effectiveness of the lease and right of first refusal in the event of sale of the real estate properties by landlords to third parties. Some of our lease agreements are not duly registered and annotated with the registrar of the leased real estate properties, and if the landlords sell the real estate properties during the term of the lease agreements, the new owners may request us to leave the property within 90 days from the date of acquisition, regardless of the term of the lease agreement. This could adversely affect our business and operations.

Our stores and distribution centers are also subject to certain operational licenses issued by various authorities, including environmental and health agencies, and firefighters’ department. These operational licenses must be maintained in good standing pursuant to the applicable requirements and timely renewed from time to time. Our inability to obtain, maintain or renew these operational licenses in a timely manner may result in the imposition of fines, warnings and other penalties, including the partial or complete suspension of our activities or the closing of the stores or distribution centers. Given that smooth and uninterrupted operations in our stores and distribution centers are a critical factor for the success of our business strategy, we may be negatively affected in the case of their closing as a result of our inability to obtain or renew the necessary operational licenses.

Incidents that are not covered by our insurance policies or non-renewal of our insurance policies may result in losses, which may adversely affect us.

We cannot assure you that our insurance coverage will always be available or sufficient to cover any incidents and related damages resulting from claims. Moreover, certain types of risks may not be covered by our insurance policies, including accidents, war, force majeure or certain business interruptions. In addition, we cannot assure you that, upon expiration of our insurance policies, we will be able to renew them at similar terms, or at all. The occurrence of claims that are not covered by our insurance policies, damages exceeding our contracted coverage or the impossibility to contract or renew our insurance policies may adversely affect us.

Furthermore, the coverage of our insurance policies for insured events is subject to the payment of the relevant premium. If we fail to pay this premium, we may be exposed to risks, since the damages related to those insured events would not be covered by the insurance company.

We are subject to risks associated with non-compliance with the applicable data protection laws.

The processing of personal data in Brazil is regulated by Law No. 13,709/2018 (Lei Geral de Proteção de Dados), or the Brazilian General Data Protection Law, which became effective as of September 18, 2020 which became effective as of August 1, 2021. The Brazilian General Data Protection Law established a new legal framework for the treatment of personal data, which set forth rules relating to, among other subjects: (i) the rights of personal data owners; (ii) the legal basis applicable to personal data protection; (iii) the requirements to obtain consent to use personal data; (iv) the obligations and requirements related to security incidents involving personal data, (v) personal data leaks and transfers; and (vi) the creation of the Brazilian Data Protection Authority (Autoridade Nacional de Proteção de Dados).

We store personal data of our employees, business partners, service providers and clients, including consumers. If we face any security incident and fail to comply with the Brazilian General Data Protection Law, we may be subject to penalties, such as: (i) notifications; (ii) obligations to disclose the infraction; (iii) temporary blockage or deletion of personal data to which the infraction relates from our database; (iv) partial or total suspension to operate the database to which the infringement relates for a maximum period of six months; (v) partial or total prohibition to exercise activities related to data processing; and (vi) fines in amounts corresponding to up to 2% of our revenue or the revenues of our group or financial conglomerate in Brazil for the previous fiscal year, excluding taxes, limited to an aggregate amount of R$50 million per infraction, in accordance with the procedures established by the Brazilian Data Protection Authority. In addition, we may be defendants in individual or collective lawsuits seeking damages for violations and may be held responsible for pecuniary, non-pecuniary, individual, or collective damages caused by us and jointly and severally liable in case these damages are caused by our subsidiaries, due to non-compliance with the obligations set forth in the Brazilian General Data Protection Law and in other sparse and sectoral legislation on data protection in effect in Brazil. Moreover, we may be subject to the application of penalties set forth in Law No. 8,870/1990 (Código de Defesa do Consumidor), or the Brazilian Consumer Protection Code, and Law No. 12,965/2014 (Marco Civil da Internet), or the Internet Civil Framework, by certain consumer protection agencies.

Accordingly, failures by us and our subsidiaries to comply with the Brazilian General Data Protection Law, the Brazilian Consumer Protection Code and the Internet Civil Framework may result in penalties and damages which could have a material adverse effect on our business and reputation.

We could be materially adversely affected by violations of the Brazilian Anti-Corruption Law, U.S. Foreign Corrupt Practices Act and similar anti-corruption laws.

Law No. 12,846, of August 1, 2013, as amended, or the Brazilian Anti-Corruption Law, introduced the concept of strict liability for legal entities involved in harmful acts against the public administration, subjecting the perpetrator to both administrative and civil penalties. Similar to the Foreign Corrupt Practices Act of the United States, to which we are also subject, the Brazilian Anti-Corruption Law considers that an effective implementation of a compliance program may be used to mitigate the administrative penalties to be applied as a consequence of a harmful act against the public administration.

Other related laws, including Law No. 8,429/1992 relating to misconduct by governmental officials and Law No. 9,613/1998, as amended, relating to money laundering may also apply to us or to the members of our management, employees, representatives or other third parties.

Failure to comply with anti-corruption laws to which we are subject or any investigations of misconduct, or judicial or administrative proceedings related to the violation of these laws, in Brazil or abroad, could subject us to fines, loss of operating licenses, suspension of our activities, our inability to receive tax incentives or benefits and reputational harm as well as other penalties, including individual arrests, which may materially and adversely affect us, our reputation, and the trading price of our common shares.

We may also be held jointly and severally liable for the payment of fines and the full repair of damages in connection with violations of anti-corruption laws by our parent company and other affiliates, which may materially and adversely affect us.

Increase in oil prices and, as a result, fuel prices may adversely affect our freight cost.

International oil and oil by products prices are volatile and significantly influenced by global supply and demand conditions and expectations, including global events and political conflicts, such as the war between Russia and Ukraine. The volatility and uncertainty of international oil prices will likely persist in the near- to medium-term future and may cause the fluctuation of the prices of oil byproducts, including gasoline and diesel and, indirectly, ethanol prices.

Our distribution network is sensitive to the fluctuation of oil prices and fuel availability. Any price increases, interruption in supply or lack of fuel may increase our freight costs. If we are not able to pass on to our customers an increase in our freight costs, our business, results of operations and financial condition may be adversely affected.

The existence of liens or legal restrictions on the real estate properties held and/or occupied by us may adversely affect our operations and cause the termination of our lease agreements.

Certain real estate properties occupied by us are subject to liens and legal restrictions recorded in the relevant real estate registrations. Payment default of the obligations secured by the liens may result in the forced sale or the transfer of ownership rights of the real estate properties held or occupied by us to third parties. In these events, the new owners of the real estate properties occupied by us may seek the possession of these assets and we may need to reallocate our activities, or they may impose new terms and conditions under the lease agreements or terminate them.

We may also lose strategic locations and we cannot assure you that we will be able to find new locations that will be as attractive or that will have the same customer traffic as our current ones. Additionally, we will incur costs related to the reallocation to a new real estate property and the store’s activities may be interrupted until new real estate properties are leased or purchased, which may adversely affect us.

Certain of the real estate properties used by us are subject to legal restrictions imposed by governmental authorities, including the listing of our real estate properties or the neighboring area, the application of priority rights or the creation of special cultural preservation zones, among others, which may result in the interruption or termination of our activities in strategic locations, adversely affecting us.

Our product distribution is dependent on a limited number of distribution centers and we depend on the Brazilian transportation systems and infrastructure to deliver our products, and any disruption at one of our distribution centers or delay related to transportation and infrastructure, or failure to implement our marketing programs, through our customer data platform, or CDP, could adversely affect our supply needs and our ability to distribute products to our stores and customers.

A significant portion of our products are distributed through our 12 distribution centers and warehouses located in the Southeastern, Midwestern and Northeastern regions of Brazil. The transportation system and infrastructure in Brazil are underdeveloped and need significant investment to work efficiently and to meet our business needs.

Any significant interruption or reduction in the use or operation of transportation infrastructure in the cities where our distribution centers are located or on the roads used to deliver products, as a result of natural disasters, fire, accidents, systemic failures, strikes or other causes, may delay or affect our ability to distribute products to our stores and customers and may decrease our sales, which may have a material adverse effect on us. Our growth strategy includes the opening of new stores, which may require the opening of new distribution centers or the expansion of the existing ones to supply and meet the demand of additional stores, and the development of our CDP. Our operations may be negatively affected if we are not able to open new distribution centers or expand our existing distribution centers to meet the supply needs of these new stores, or if we are not able to implement our marketing strategy relating to our CDP.

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

In addition, we are heavily dependent on the services provided by the members of our management. If we are unable to retain them, our business operations and financial condition may be materially adversely affected, which may affect the trading price of our common shares.

We disclose certain projections that may not materialize and, as a result, adversely affect us.

We disclose projections related to the number of supermarkets and proximity stores to be opened, which depends on certain assumptions and factors that are beyond our control.

We cannot assure you that we will achieve the estimates established under our disclosed projections, which may have an adverse effect on the trading price of our common shares.

We may not be able to protect our intellectual property rights.

Our business strategy depends significantly on our ability to protect our brands and to defend our intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, among others. We cannot assure that trademark and patent registrations will be issued with respect to any of our applications. There is also a risk that we fail to renew a trademark or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, us. Although we have put in place appropriate actions to protect our portfolio of intellectual property rights (including trademark registration and domain names), we cannot assure that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate our proprietary rights. Any failure in our ability to protect our proprietary rights against infringement or misappropriation could adversely affect our business, results of operations, cash flows or financial condition, and, in particular, our ability to carry out our business and implement our business strategy.

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

In recent years, traditional supermarkets and retail stores sales in Brazil have increased sales of food and clothing products over the internet. We expect this trend to continue as more traditional retailers enter into the online retail field or expand their existing infrastructure related to internet sales. For example, in recent years, Amazon has been expanding its operations in Brazil. Growth in the internet retail business of our competitors would likely harm not only our retail operations but also our internet retail operations, as they could sell directly to consumers, reducing the importance of traditional distribution channels such as supermarkets and retail stores. As a result, internet food retailers are able to offer their products at lower costs than we do and, in certain cases, are able to bypass retailing intermediaries and deliver particularly high-quality and fresh products to consumers. We believe that our customers are increasingly using the internet to shop electronically for food and other retail goods, and that this trend is likely to continue.

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

We believe that our Pão de Açúcar, Extra Mercado, Minuto Pão de Açúcar, Mini Extra, Taeq and Qualitá banners contribute significantly to the success of our business. We also believe that maintaining and enhancing those brands is critical to expanding our base of customers, which depends largely on our ability to continue to maintain the quality of our products and efficiency of our services, include new products and services to our portfolio and create the best customer experience, which is based on our competitive pricing and our large assortment of products.

Customer complaints or negative publicity about our product offerings or services could harm our reputation and diminish consumer confidence in us. A reduction in the strength of our brands and reputation could adversely affect our business, financial condition and operating results.

We were previously part of Casino’s economic group, which included other operational entities. We may be held jointly or severally liable in legal proceedings involving such entities.

We were previously part of Casino’s economic group, which included other operational entities. We may be held jointly or severally liable in legal proceedings involving such entities. These entities are involved in legal proceedings as part of their normal business activities. If they are convicted, the outcome of such proceedings may impact us jointly or severally for actions or omissions that occurred during the period when we were under Casino’s common control. If we are held jointly or severally liable for such convictions, our operational and financial results and reputation may be adversely affected.

In June 2023, Sendas, ceased to be our related party due to the sale of all equity interest held by Casino. Accordingly, as of such date, we did not control Sendas, nor have we exercised any influence over its management or operations, and, as a result, Sendas has no longer been our related party. However, we are still guarantors under a number of agreements entered into by Sendas. Most of these contracts are lease agreements that we entered into when Sendas was our subsidiary. In the event of non-compliance by Sendas with these obligations, including as a result of non-payment, guarantees may be foreclosed against us, and our business and results of operations may be adversely and materially affected.

We may be held jointly and severally liable for tax, environmental, labor and social security obligations of third parties, suppliers or service providers, which may adversely affect us.

We use outsourced labor in our activities. The use of outsourced labor by us may result in the assumption of environmental, labor and social security contingencies, which may include fines and payment of indemnification, if the outsourcing companies fail to fulfill the labor and social security obligations of their employees. We may also be required to assume the labor and social security contingencies of our subsidiaries, irrespective of our or our subsidiaries’ right of recourse against the outsourcing companies. The occurrence of any of those contingencies may adversely affect us.

Liability for environmental damages is strict and joint and several, i.e., all parties who directly or indirectly contributed to the environmental damage, irrespective of any fault and/or intent, may be held liable for repairing the damages. Therefore, we may be held jointly and severally or secondarily liable for any environmental damage that our outsourced companies may have caused. We may become defendants in environmental proceedings for third-party conduct, be required to make payments as determined by courts and adopt measures to repair environmental damages. If we are held jointly and severally liable in this regard, we may be adversely affected.

We cannot guarantee that our service providers or suppliers have not engaged and will not engage in irregular practices.

We engage in the ordinary course of business in commercial transactions with a significant number of service providers and suppliers. We cannot guarantee that our outsourced service providers will not commit unlawful acts, such as illegal working conditions and improper safety conditions, environmental and sustainability matters, among other issues, nor that they will not engage in irregular practices. If our service providers or suppliers have issues related to those conditions or matters or engage in irregular practices, our reputation may be harmed and we could be subject to market scrutiny or legal proceedings, which may adversely affect the trading price of our common shares. Moreover, we may be held liable under administrative and civil laws for acts committed by our service providers and suppliers in violation of anti-corruption laws regardless of whether those acts were committed in our exclusive interest or benefit. For more information, see “––We could be materially adversely affected by violations of the Brazilian Anti-Corruption Law, U.S. Foreign Corrupt Practices Act and similar anti-corruption laws.”

We are subject to a number of incidents in our stores that may be beyond the control of our store managers, which could materially adversely affect us and our reputation.

We are subject to a number of accidents in our stores that may be beyond the control of our store managers. Those incidents may cause damages to our consumers and outsourced services providers onsite, which may subject us to civil liability and/or the obligation of indemnify any injured individuals. This could materially adversely affect us and our reputation.

Some categories of products that we sell are principally acquired from a few suppliers and over-concentration could disrupt the availability of these products.

Some categories of products that we sell are principally acquired from a few suppliers. If any supplier is not able to supply the products in the quantity, at the frequency and with the quality that we normally acquire them, and we are not able to replace the supplier on acceptable terms or at all, we may be unable to maintain our usual level of sales in the affected category of product, which may have a material adverse effect on our business and operations and, consequently, on our results of operations.

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

Historically, the Brazilian food retail industry has experienced periods of economic slowdown that led to declines in consumer spending. The success of operations in the food retail sector depends on various factors related to consumer spending and consumer income, including general business conditions, interest rates, inflation, consumer credit availability, taxation, consumer confidence in future economic conditions, employment and salary levels. Reductions in credit availability in Brazil, as well as more stringent credit policies adopted by us, and credit card companies may negatively affect our sales. Unfavorable economic conditions in Brazil, or unfavorable economic conditions worldwide reflected in the Brazilian economy, may significantly reduce consumer spending and available income, particularly for lower income classes, who have less access to credit than higher income classes, more limited debt refinancing conditions and more susceptibility to be affected by increases in the unemployment rate. These conditions may have a material adverse effect on our financial condition and results of operation.

These factors are compounded as Brazil continues to slowly recover from a recession following the COVID-19 pandemic, with a slow recovery of GDP growth. Brazil’s GDP growth rates were 2.9% in 2023, 2.9% in 2022 and 4.6% in 2021. Negative developments in the Brazilian economy may affect its growth rate and, consequently, the sales of our products, which may adversely affect the trading price of our common shares.

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

Sales with installment payments are an important component of the results of operations for Brazilian non-food retailers. The increase in the unemployment rate combined with relatively high interest rates have resulted in an increased restriction of credit availability to consumers in Brazil. The unemployment rate in the country reached 7.4% in 2023.

Our sales volumes, particularly for non-food products, and, consequently, our results of operations may be adversely affected if the credit availability to consumers is reduced, or if the Brazilian government restricts the granting of credit to consumers.

Additionally, through Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, a Brazilian financial services company, or FIC, we extend credit to customers in Brazil. FIC is our partnership with Itaú Unibanco Holding S.A., or Itaú Unibanco, one of the largest financial institutions in Brazil. FIC exclusively offers credit cards, financial services and insurance coverage at our stores. For more information on FIC, see “Item 4. Information on the Company––4B. Business Overview––Operations––Financial Services.”

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

Our business is subject to significant fluctuation due to the seasonal purchasing patterns of our customers.

Our sales and results of operations may vary from quarter to quarter, based on seasonal fluctuations. As a result, a decrease in consumer confidence in the weeks before and immediately after the Black Friday and the Christmas sales season, when we record higher net sales, would materially affect us. Seasonality also influences our purchasing patterns, as we increase the purchase of goods before a season begins, which directly affects our cash flows, trade payables and inventories.

Moreover, seasonality affects our debt and working capital, as we usually incur higher debt in the first half of the year to meet increased cash flow requirements due to: (i) the maturity of payables to suppliers for inventories purchased before the peak sales seasons; and (ii) decreased sales volume, which usually occurs after the Christmas sales season, extending until the first semester of the subsequent year. If we miscalculate the quantity or mix of products that we will sell in the fourth quarter, our financial performance may be adversely affected. If our net sales in the fourth quarter are not sufficiently high to fully recover our expenses related to employees and advertising activities or are lower than the targets we used to determine our inventory levels, we may be adversely affected.

Our quarterly results of operations may also significantly vary due to several other factors including, among others, the moment of presentation and advertising of new products and changes in the mix of products. Any seasonal or quarterly fluctuations that we report in the future may not correspond to the expectations of investors and market analysts, which may adversely affect the trading price of our common shares.

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

We are increasingly dependent on credit card sales. Sales to customers using credit cards accounted for 45%, 44.6% and 47.0% of our consolidated net operating revenue for the fiscal years ended 2023, 2022 and 2021, respectively. In order to offer credit card sales to our customers, we depend on the policies of merchant acquirers, including fees charged by these companies. Any change in the policies of merchant acquirers, including, for example, their merchant discount rate, may adversely affect us.

In addition, a portion of our sales is paid in installments offered by merchant acquirers. As a result, we depend on those merchant acquirers to be able to continue offering credit cards as a payment option to our customers. Any change in the policies of acquirers regarding installment payments and credit may adversely affect us.

Changes in the tax legislation may result in an increase in certain direct and indirect taxes, which may reduce our profitability.

The Brazilian government regularly proposes changes to the tax regime applicable to different sectors of the economy, including changes that represent an increase in our tax burden and the tax burden of our customers and suppliers, which can negatively impact our business. These changes include changes in tax rates, tax base, tax deductibility and, occasionally, the creation of taxes (temporary or non-temporary). If these changes directly or indirectly increase our tax burden, we may have our gross margin reduced, adversely affecting our business, financial condition and results of operations.

Currently, there are several bills on tax reforms subject to a vote by the Brazilian Congress, which may alter tax on goods and services. Any approval of a tax reform that changes the taxes levied on our operations and business may affect our business and results of operations.

Another proposed tax reform involves, among other matters, a broad restructuring of the Brazilian tax system, including the creation of an added value tax charged on goods and services, replacing a number of taxes, such as social contributions, federal tax on industrialized products, tax on financial transactions and tax on the circulation of goods and services.

We are unable to quantify the effects of these changes or any other additional reforms, if approved, as certain proposed amendments to the Constitution provide for the enactment of regulations regarding these new taxes, which regulations have not been presented yet. These changes may result in impacts on us that cannot yet be assessed. Accordingly, any increase in tax rates in Brazil, the creation of new taxes or the recognition of taxes that affect our operations may adversely affect us.

We are subject to environmental laws and regulations and any non-compliance may adversely affect our financial condition and results of operations.

We are subject to a number of federal, state and municipal laws and regulations relating to the preservation and protection of the environment, especially in relation to our gas stations. Among other obligations, these laws and regulations establish environmental licensing requirements and standards for the release of effluents, gaseous emissions, management of solid waste, use and/or storage of controlled chemical products, and protected areas. We incur expenses for the prevention, control, reduction or elimination of releases into the air, ground and water at our gas stations, as well as in the disposal and handling of wastes at our stores and distribution centers. Any failure to comply with those laws and regulations may subject us to significant administrative and criminal sanctions, such as fines and shutdown of business and operations, in addition to the obligation to remediate or indemnify others for the damages caused. We cannot ensure that these laws and regulations will not become stricter. If they do, we may be required to increase, perhaps significantly, our capital expenditures and costs to comply with these environmental laws and regulations. Sanctions, investigations by Brazilian authorities and legal proceedings for non-compliance with environmental laws and regulations and unforeseen environmental investments could materially and adversely affect our financial condition and results of operations.

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

We use natural gas, diesel fuel, gasoline and electricity in our operations, all of which could face increased regulation and cost increases as a result of climate change or other environmental concerns. Transitioning to alternative energy sources, such as renewable electricity or electric vehicles, could result in higher costs. Regulations limiting greenhouse gas emissions and energy inputs are expected to become stricter in coming years in view of the potential improvement and/or changes in the calculation methods of emissions, which may increase our costs associated with compliance, tracking, reporting, and sourcing. We also sell fuel at our gas stations, the demand for which could be impacted by concerns about climate change and increased specific regulations. Furthermore, any failure to achieve our goals with respect to reducing our impact on the environment, or perception of a failure to act responsibly with respect to the environment, could adversely affect our reputation and results of operations. These events and their impacts could adversely affect us.

Risks Relating to Our ADSs and Common Shares

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

Holders of our ADSs and common shares may not receive any dividends.

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

We do not have a controlling shareholder or control group, which may expose us to alliances among shareholders, conflicts among shareholders and other adverse consequences resulting from the absence of a controlling shareholder or control group or from a change of control.

Since March 18, 2024, date of closing of the Offering, the entities of the Casino Group hold collectively 22.54% of our capital stock. Moreover, the shareholders’ meeting held on January 11, 2024, elected new members of our board of directors, six of whom are independent members, in addition to two members appointed by Casino and one representative of the Company’s management who will remain on the board of directors. The investiture of the new board members occurred on April 18, 2024. Accordingly, since the closing of the Offering on March 18, 2024 and investiture of the new board of directors on April 18, 2024, we no longer have a controlling shareholder or control group.

The absence of a controlling shareholder or a control group enhances our exposure to hostile takeover attempts and conflicts arising from them. Moreover, certain resolutions, which require a minimum quorum for installation or approval, may be subject to a lengthier approval process or may not be approved, thus hindering our decision-making process. If a control group arises, holding decision-making power, we may suffer sudden and unexpected changes in our corporate policies and strategies, including the replacement of any members of management and changes in our business plan. We may also be subject to other dispute among shareholders regarding their rights, which may adversely affect us and the trading price of our ADSs and common shares.

Our status as a foreign private issuer exempts us from certain of the corporate governance standards of the NYSE limiting the protections afforded to investors.

We are a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE listing rules, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (i) a majority of the board of directors consist of independent directors, (ii) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (iii) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (iv) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Therefore, ADSs holders do not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

For example, as a foreign private issuer, we chose to rely on an exemption under Rule 10A-3(c)(3) of the Exchange Act of 1934, as amended, or the Exchange Act, with respect to our audit committee. For a further discussion of our statutory audit committee and the audit committee exemption, see “Item 6. Directors, Senior Management and Employees––6C. Board Practices––Committees of the Board of Directors––Audit Committee.”

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

We may be treated as a passive foreign investment company for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences for U.S. investors.

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, the composition of the income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by its officers and employees. Based on our audited financial statements as well as relevant market and shareholder data, we can provide no assurance that we were not a passive foreign investment company, or a PFIC, as defined in Section 1297(a) of the Internal Revenue Code of 1986, as amended, for our most recently completed taxable year or that we will not be classified as a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future, as a result, in part, of changes in our income and the value of our assets and uncertainty as to the characterization of certain assets. If we were a PFIC for our most recently completed taxable year or become a PFIC in the current taxable year or future taxable years, U.S. Holders of our ADSs may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year that produce or are held for the production of passive income is at least 50%. The asset test described in (ii) above is applied using the fair market value of such non-U.S. corporation’s assets. We cannot assure you that we are not a PFIC or will not be treated as a PFIC in any future taxable year.

ITEM 4.	INFORMATION ON THE COMPANY

4A. History and Development of the Company

We are a corporation (sociedade por ações) and were incorporated in Brazil under the laws of this jurisdiction on November 10, 1981, as Companhia Brasileira de Distribuição. Our principal executive offices are located at Avenida Brigadeiro Luiz Antonio, 3142, São Paulo, SP, Brazil (telephone: +55-11-3886-0024). Our agent for service of process in the United States is CT Corporation, 28 Liberty Street, New York, New York, 10005.

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

In the end of the 2019, with the acquisition of Grupo Éxito, we started to have operations in Colombia, Uruguay and Argentina, through the following banners: (i) Viva Malls, Éxito, Carulla, Surtimayorista, Surtimax and Super Inter in Colombia, (ii) Devoto, Disco and Géant in Uruguay, and (iii) Libertad, Mini Libertad and Pasco Libertad Malls in Argentina. However, in September 2022, our board of directors approved the segregation of our businesses from the ones of Grupo Éxito which was concluded on August 2023. In January 2024, we sold our remaining stake in Grupo Éxito, therefore seizing all activities in Colombia, Uruguay and Argentina. For more information on Grupo Éxito, see “—4A. Changes in Our Business. Discontinued Operations for the Years Ended December 31, 2023 and 2022 - Grupo Éxito.”

More recently, our strategy has been to focus on the Brazilian food retail segment in the premium and proximity formats under the banners Pão de Açúcar, Minuto Pão de Açúcar and Mercado Extra.

We summarize below principal historical changes in our business related to acquisitions, divestitures and other significant developments.

Changes in Our Business

Discontinued Operations for the Years Ended December 31, 2023 and 2022

Grupo Éxito

On February 14, 2023, our shareholders approved a (i) capital increase of R$2,605 million, through the use of reserves, without issuing new shares and (ii) a capital reduction in the amount of R$7,133 million through the delivery of common shares issued by Éxito, owned by the Company, to our shareholders. On September 19, 2023, the board of directors, at a board of directors’ meeting, approved the capital reduction in the amount of R$6,659 million, which was lower than the amount approved by the shareholders at the general shareholders’ meeting on February 14, 2023, due to the then current book value of Éxito in the Company’s financial statements. On October 27, 2023, the shareholders ratified the capital reduction approved by the board of directors on September 19, 2023 in the amount of R$6,659 million.

We believe the segregation of Grupo Éxito’s operations in Colombia, Argentina and Uruguay, from our business unlocked value to our shareholders by enhancing the market value of the Company and Éxito separately, with the delivery to our shareholders of approximately 83% of the common shares issued by Éxito, which were owned by the Company, or the Éxito Segregation Transaction.

Éxito’s common shares were delivered: (a) in the form of sponsored Brazilian Depositary Receipts Level II, or Éxito BDRs, admitted to trading in the B3, to holders of our common shares who did not have their investment in the Company registered as a direct investment under the terms of Law No. 4,131, dated September 3, 1962, as amended, or Law No. 4,131 CBD shareholders; and (b) in the form of American Depositary Receipts Level II, or Éxito ADSs, admitted to trading on the New York Stock Exchange, or NYSE, which started trading in the NYSE on August 29, 2023, to (i) holders of our ADSs and (ii) to Law No. 4,131 CBD shareholders who chose to receive Éxito ADSs. The amount of Éxito common shares delivered to our shareholders and ADR holders through Éxito BDRs or Éxito ADSs, are set out below:

•	One Éxito BDR was delivered to holders of our common shares who were not Law No. 4,131 CBD shareholders for each common share of the Company held by each of them on August 22, 2023. Each Éxito BDR represented four Éxito common shares;
•	One Éxito ADS was delivered to our ADS holders for every two ADSs of the Company held by each of them on August 29, 2023. Each Éxito ADS represented eight Éxito common shares; and
•	One Éxito ADS was delivered to our Law No. 4,131 CBD shareholders who chose to receive Éxito ADSs for every two common shares of the Company held by each of them on August 29, 2023.

As from the period ended on July 31, 2023, we no longer have control over the Grupo Éxito, and consequently cease to consolidate the results of operations of the Grupo Éxito in our financial statements. On August 22, 2023, Éxito’s BDRs and Éxito ADSs were effectively distributed to GPA’s shareholders.

We applied IFRS10 Consolidated Financial Statements to register the loss of control, which effects are detailed in note 33 to our audited consolidated financial statements, and mainly include (i) R$ (1,360) million due to exchange rate devaluation from the time of acquisition until the segregation; (ii) R$ (746) million remeasurement of the remaining portion in the net amount of the investment write-off; and (iii) R$ 23 million in other items of comprehensive income.

Thus, in accordance with IFRS 5, we reported the net result of Grupo Éxito for the year ended December 31, 2023, after taxes, in one single line item in the statement of income and the balances of assets and liabilities were deconsolidated.

We measured the remaining stake in Éxito of approximately 13% at its fair value at the date of loss of control. We concluded in the absence of significant influence over Grupo Éxito for the remaining stake considering all factors such as the shareholders’ agreement signed August 9 ,2023. Therefore, the remaining interest is being recorded as a financial asset through profit or loss (FVTPL) based on IFRS9, under the heading “Financial investments.” In addition to the remeasurement effect on the date of loss of control as a result of applying IFRS10, we recorded the variation in the fair value of the financial asset between the loss of control and the period ended December 31, 2023, in the amount of R$153 million, in the financial result, in the profitability of cash equivalents and financial investments category.

On October 13, 2023, the board of directors approved the signing of a pre-agreement with Grupo Calleja, or Pre-Agreement, owner of the leading supermarket retail group in El Salvador that operates under the Super Selectos brand, or Buyer, for the sale of GPA’s entire remaining stake in Éxito, corresponding to 13.31% of Éxito’s share capital, within the scope of a public acquisition offer to be launched by the Buyer in Colombia and the United States of America for the acquisition of 100% of Éxito shares, subject to the minimum acquisition of 51% of shares, or Tender Offer (TO).

On October 31, 2023, the Company’s management contracted a hedge operation (NDF – Non Deliverable Forward) to protect us against the exchange rate exposure related to the sale of GPA's entire remaining stake in Éxito, corresponding to 13.31% of the share capital of Success. As of December 31, 2023, the fair value of the derivative was R$20 million. This value is presented in the explanatory note to our consolidated financial statement relative to financial applications.

On January 23, 2024, after the conclusion of the TO launched by the buyer for the acquisition of Éxito shares, in Colombia and the United States, GPA received the amount of US$156 million (corresponding to R$789 million. Included in this value is the positive effect of R$12 million from the hedge contracted on October 31, 2023) from the sale of GPA's entire remaining stake in Éxito's share capital. For more information on the effects of the Éxito Segregation Transaction on our consolidated financial statements, see notes 1.2 and 33(a) to our audited consolidated financial statements.

Extra Hiper Stores

In line with our strategy of focusing on the premium supermarket and proximity store segments, we decided to discontinue our hypermarket business, operated under the Extra Hiper banner. As part of that goal, in late 2021, the board of directors of CBD approved the sale of a number of Extra Hiper stores operated by us and located in several states of Brazil, to be converted into cash and carry stores to be operated by Sendas, or the Extra Hiper Asset Sale.

The Extra Hiper Asset Sale consisted of (i) the transfer of commercial rights of 66 Extra Hiper stores to Sendas for R$3.9 billion to be paid by Sendas to CBD in installments, subject to monetary restatement and interests, and (ii) the sale of 17 Extra Hiper real estate properties stores to Barzel Properties, a Brazilian real estate investment fund, or Barzel, for R$1.2 billion. The 17 real estate properties were subsequently leased by Barzel to Sendas for a period of 25 years, renewable for the same term.

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

Spin-off of Cash and Carry Operating Segment

On December 31, 2020, we segregated the cash and carry business from our business through a spin-off of our then wholly owned subsidiary Sendas, which operated cash and carry stores under the Assaí banner, or the Sendas Spin-Off. After the Sendas Spin-Off, Sendas underwent a corporate reorganization.

Following the consummation of the Sendas Spin-Off, Sendas has become an independent and publicly traded company. As of the date of this annual report, Casino does not hold any equity interest in Sendas. Also, as of the date of this annual report, each of CBD and Sendas holds 50.0% of Bellamar Empreendimentos e Participações Ltda., or Bellamar, a holding company that holds an investment in 35.8% of the shares of FIC.

In connection with the Sendas Spin-Off, we entered into a Separation Agreement with Sendas, which provides a framework for our relationship with Sendas following the Sendas Spin-Off. For more information on the Separation Agreement, see “Item 7. Major Shareholders and Related Party Transactions—7B. Related Party Transactions—Agreements with Sendas.”

Acquisition of Cheftime

In August 2022, we acquired the remaining equity stake previously held by minority shareholders in our subsidiary Cheftime, which is focused on ready-to-eat meals. Following this acquisition, Cheftime became our wholly owned subsidiary, and its activities were transferred to our company.

Sale of Home Appliances Operating Segment

In 2009, we acquired a 98.8% of ownership interest in Globex (which later changed its corporate name to Casas Bahia), a company which operated in the home appliances sector under the brand name Ponto Frio.

In 2010, through an association with members of the Klein family who represented the partners of Casa Bahia Comercial Ltda., or Casa Bahia Comercial, a Brazilian home appliances retailer which operated under the brand name Casas Bahia, we and the partners of Casa Bahia Comercial merged our respective businesses in the home appliances and e-commerce segments under Casas Bahia, which at that time was controlled by us.

Between December 2018 and June 2019, we sold, through a series of transactions, all of our equity interest in Casas Bahia on B3 and we no longer exercise influence over Casas Bahia’s management.

After the consummation of the sale of all our equity interest in Casas Bahia, certain transactions, previously existing between the Company and Casas Bahia when Casas Bahia was part of our group, remained in effect. While most of the transactions have been terminated, we and Casas Bahia are under discussions with respect to allegedly outstanding obligations under certain agreements regarding their amicable termination or replacement.

Under our prior operating agreement with Casas Bahia, which expired on October 21, 2021, Casas Bahia had exclusive right to operate the e-commerce of electronic products through the website Extra.com. As of the date of this annual report, under our trademark licensing agreement with Casas Bahia, Casas Bahia is still allowed to use the Extra.com brand in its e-commerce activities but has no exclusive rights to the use of that brand.

Indemnity with the Klein Family

Pursuant to the terms of our association agreement with the Klein family for the merger of our and the Klein family’s respective home appliances businesses under Casas Bahia, dated December 4, 2009, Casas Bahia had indemnity rights against us and Casa Bahia Comercial for certain claims existing as of November 9, 2010, the closing date of the transaction. The parties undertook to ascertain the balance of indemnity rights to be paid by one party to another, among other related expenses, six years after the closing of the transaction.

Accordingly, on July 4, 2017, we entered into an agreement with the original counterparties to the association agreement to, among other matters, ascertain the liabilities for losses and damages incurred by Casas Bahia and the Klein family and consolidate the procedures for indemnification of these losses and damages. On October 24, 2018, we entered into an amendment to the agreement to improve the criteria for determination of the outstanding amount of indemnifiable losses, among other items.

As a result of these agreements, we are entitled to receive reimbursements from Casas Bahia related to certain tax credits of our former subsidiary Globex, net of the amount of certain other tax, consumer, civil and labor related contingencies of Globex, for which we are liable. The reimbursement obligations of CBD related to contingencies arising from facts that occurred prior to the acquisition of Globex, in 2010, will remain outstanding for as long as the legal proceedings relating to these obligations remain pending.

The tax credits for which we are entitled to receive the reimbursements are related to the exclusion of the tax charged on the sales of the products (Imposto sobre Circulação de Bens e Mercadorias), or ICMS, from the calculation basis of the contribution to the social integration plan (Programa de Integração Social), or PIS, and the contribution for social security financing (Contribuição para o Financiamento da Seguridade Social), or COFINS, which are both taxes charged on gross revenues. As of December 31, 2023, the reimbursement rights amounted to R$573 million.

For more information on the reimbursement rights and tax credits, see notes 8, 21.6 and 21.9 to our audited consolidated financial statements.

Corporate Reorganization of E-commerce Operating Segment and Sale of Cnova to Casino Group

Cnova Brazil was a wholly owned subsidiary of Cnova and owned our and Casas Bahia’s Brazilian non-food e-commerce businesses. Following the completion of the Cnova corporate reorganization in October 2016, Cnova Brazil became a wholly owned subsidiary of Casas Bahia, operating the websites Extra.com.br, Pontofrio.com and Casasbahia.com.br, and ceased to be a shareholder of Cnova.

Cnova has continued its e-commerce operations outside of Brazil, focusing entirely on Cdiscount. Also, we were no longer the majority shareholder of Cnova, remaining with a 34.2% equity interest in Cnova, which we started to recognize through the equity pick-up accounting method.

The corporate reorganization of Cnova consisted of (i) a reorganization agreement entered into by and among Cnova, Cnova Brazil and Casas Bahia, dated August 2016; and (ii) concurrent tender offers launched by Casino to purchase any and all Cnova common shares in the United States and in France in December 2016.

In connection with the Cnova corporate reorganization, Casino and CBD entered into commitment and support letters to govern the parties’ ongoing relationship in their capacity as shareholders of Cnova after the Cnova corporate reorganization. Casino submitted the commitment letter to CBD, pursuant to which it granted us certain governance and liquidity rights in relation to the interest held by CBD in Cnova, including, among others: (i) CBD’s right to designate at least one member to the board of directors of Cnova, taking into account the number of members proportional to CBD’s interest; (ii) CBD will have priority over Casino to sell its shares in a public offering for the distribution of shares with respect to 90% of the total shares to be offered in the secondary offering; (iii) CBD will have partial tag along rights in case Casino sells its Cnova shares and the sale does not constitute a change of control; in case of change of control, CBD will have the right to sell all of its shares; (iv) CBD will be treated pari passu in relation to Casino in any transfer of Cnova shares to any third party or in case of any reorganization or corporate transaction resulting in any exchange, redemption or another issuance of Cnova shares; and (v) in case of any reorganization or corporate transaction involving Cnova, Casino will use its reasonable measures to cause CBD to receive securities in exchange for Cnova shares that are as liquid as the Cnova shares currently held by CBD.

On November 30, 2023, we sold our remaining stockholdings in Cnova to Casino Group for a total amount of R$53.5 million, of which R$ 42.8 million were paid on November 24, 2023 and the remaining R$ 10.7 million were paid on March 27, 2024.

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

In 2019, we and Raia Drogasil S.A. formed Stix, the legal entity that operates the Stix Fidelidade loyalty program. The loyalty program was developed to better adapt to our customers’ demand for delivery and e-commerce services. In addition, the program allows its users to earn points on purchases made on associated retailers’ websites and stores, including us and Raia Drogasil, which are redeemable for products, services, discounts and other benefits. Stix Fidelidade also has Itaú Unibanco as a strategic partner responsible for enabling Itaú Unibanco’s clients to acquire points under Stix Fidelidade under certain terms and conditions.

For more information on our digital transformation, see “Item 5. Operating and Financial Review and Prospects––5A. Operating Results—Overview of the Fiscal Year Ended December 31, 2023” and “––5D. Trend Information.”

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

Recent Developments

Capital Increase and Capital Reduction due to the Éxito Segregation transaction

On February 14, 2023, our shareholders approved a (i) capital increase of R$2,605 million, through the use of reserves, without issuing new shares and (ii) a capital reduction in the amount of R$7,133 million through the delivery of common shares issued by Éxito owned by the Company, to our shareholders, as part of the Éxito Segregation Transaction.

On September 19, 2023, at the Company's board of directors, the proposal was approved to be sent to the Company's Board meeting for the adjustment to a lower value of the reduction in share capital approved at the Board meeting on February 14, 2023 in the amount of R$6,659 million referring to the book value of Éxito participation, which was distributed to its shareholders. On October 27, 2023, this proposal was approved at the Company's General Meeting. For more information on the Éxito Segregation Transaction, see “Explanatory Note—Éxito Segregation Transaction.”

Change in our Control

In March 2024, we launched and closed an offering of 220,000,000 common shares. The Offering was directed (i) in Brazil, to our shareholders, through a priority offering, and to professional investors headquartered or residing in Brazil, (ii) within the United States, to a limited number of qualified institutional buyers (as defined under Rule 144A under the U.S. Securities Act of 1933, as amended, the “Securities Act”), pursuant to procedures consistent with, and in reliance on, Section 4(a)(2) of the Securities Act in transactions exempt from, or not subject to, registration under the Securities Act and the rules thereunder, and (iii) outside of the United States and Brazil, to institutional and other investors that are not U.S. persons (as defined in Regulation S under the Securities Act), in reliance on Regulation S under the Securities Act and exemptions from United States securities registration requirements.

As a result of the closing of the Offering, Casino Group’s equity interest in the Company was significantly decreased from 40.89% to 22.54%. On April 18, 2024, 30 days from the date of closing of the Offering, the new slate for the board of directors composed by six independent members, two members appointed by the Casino Group and one representative of our management took office. Since the closing of the Offering on March 18, 2024 and investiture of the new board of directors on April 18, 2024, we no longer have a controlling shareholder or control group.

Delisting from the NYSE

On October 16, 2023, we received a letter from the NYSE informing us that our ADRs were below criteria for the average closing price of a security, i.e., below US$1.00 for a consecutive period of 30 trading days. Pursuant to applicable NYSE rules, we had to regain compliance with listing criteria within six months of notification, i.e., April 16, 2024, or the NYSE could suspend the trading of our ADSs and initiate a delisting process. On March 29, 2024, our board of directors determined, that delisting our ADSs from the NYSE was in the best interests of the Company and its shareholders and, on that same day, we notified the NYSE of the approval of the delisting and issued a press release informing our shareholders and the market about this decision. On April 8, 2024, we filed Form 25 with the SEC and, on April 18, 2024, our ADSs were suspended from the NYSE.

Capital Expenditures and Investment Plan

As part of our capital expenditures and investment plan, we have invested R$4.1 billion in our consolidated operations in the three years period ended December 31, 2023, taking into account continued operations and discontinued operations. Our capital expenditures in our continuing operations decreased by 23.8% from R$1.1 billion in 2022 to R$0.9 billion in 2023.

Our capital expenditures and investment plan in 2023 aimed to foster (i) the opening of new stores and store conversions; (ii) store renovations; (iii) improvements to information technology; and (iv) improvements to distribution facilities. We have historically financed our capital expenditures and investments mainly with cash flow generated from our operations and funded by third parties. For more information on the sale of Extra Hiper stores, see “Changes in Our Business - Discontinued Operations for the Years Ended December 31, 2023 and 2022 - Extra Hiper Stores.”

Our investments in the last three years ended December 31, 2023 have included:

Opening of new stores and store conversions – We seek to rent real estate properties when there is an opportunity to open new stores under one of our banners or local supermarket chain acquisition opportunities that suit one of our formats.

By the end of 2023, we had in the aggregate 61 new stores, of which: (i) 56 were in the proximity format, 49 Minuto Pão de Açúcar and seven Mini Extra; and (ii) five Pão de Açúcar.

Renovation of existing stores – We usually remodel a number of our stores every year. Through our renovation program, we updated refrigeration equipment in our stores, created a more modern, customer-friendly and efficient environment and outfit our stores with advanced information technology systems. From 2021 through 2023, we invested R$1.1 billion in the renovation of our existing stores.

Improvements to information technology – We view technology as an important tool for efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters. We have made significant investments in information technology, totaling R$680 million from 2021 through 2023 excluding the investments in information technology relating to Grupo Éxito’s discontinued operations. For more information on our information technology, see “—Item 4B. Business Overview—Information Technology” and for more information on the Éxito Segregation Transaction, see “Explanatory Note—Éxito Segregation Transaction.”

Improvements to distribution facilities and others – We own and lease distribution centers and warehouses. The improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow. We have invested R$425 million in our distribution facilities from 2021 through 2023 excluding the investments in distribution facilities relating to Grupo Éxito’s discontinued operations. For more information on the Éxito Segregation Transaction, see “Explanatory Note—Éxito Segregation Transaction.”

The following table provides a summary description of our principal capital expenditures for the periods indicated:

	Year Ended December 31,
	2023	2022	2021	Total 2021-2023
	(in millions of R$)
Opening of new stores and store conversions	253	217	73	543
Renovation of existing stores	261	479	312	1,052
Information technology	241	276	163	680
Distribution facilities and other	98	147	180	425
Total	853	1,119	728	2,700

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

Financial and Operating Data Highlights

The following table presents certain of our summary historical consolidated financial data for each of the periods indicated.

	For the Year Ended December 31,
	2023(*)	2023	2022(2)(3)	2021(1)
	(millions of US$, except per share/ADS data)	(millions of R$, except per share/ADS data)
Statement of income and comprehensive income
Net operating revenue	3,976	19,250	17,321	16,298
Cost of sales	(2,981)	(14,433)	(13,019)	(11,942)
Gross profit	995	4,817	4,302	4,356
Selling expenses	(641)	(3,104)	(2,699)	(2,572)
General and administrative expenses	(119)	(574)	(598)	(695)
Depreciation and amortization	(210)	(1,017)	(931)	(810)
Other operating expenses, net	(44)	(213)	(434)	(168)
Operating expenses, net	(855)	(4,908)	(4,662)	(4,245)
Profit (loss) from operations	140	(91)	(360)	111
Financial income	131	633	778	320
Financial expenses	(339)	(1,642)	(1,528)	(943)
Finance expenses, net	(208)	(1,009)	(750)	(623)
Share of profit of associates	159	768	(205)	(58)
Profit (loss) before income tax and social contribution	(69)	(332)	(1,315)	(570)
Income tax and social contribution	86	418	454	725
Net income (loss) for the year from continuing operations	18	86	(861)	155
Net income (loss) for the year from discontinued operations	(459)	(2,220)	857	805
Net income for the year	(441)	(2,134)	(4)	960
Attributed to controlling shareholders from continuing operations	18	85	(863)	158
Attributed to controlling shareholders from discontinued operations	(487)	(2,356)	691	644
Total attributed to controlling shareholders	(469)	(2,271)	(172)	802
Attributed to non-controlling shareholders from continuing operations	-	1	2	(3)
Attributed to non-controlling shareholders from discontinuing operations	28	136	166	161
Total attributed to non-controlling shareholders	28	137	168	158
Other comprehensive income (loss) for the year, net of income tax	416	2,016	(2,924)	(1,408)
Total comprehensive loss for the year	(25)	(118)	(2,928)	(448)
Attributed to controlling shareholders	(108)	(521)	(2,498)	(316)
Attributed to non-controlling shareholders	83	403	(430)	(132)
Per share data
Basic earnings per common share (weighted average for the year):
Common – Continuing operations	0.07	0.31	(3.20)	0.59
Common – Total	1.74	(8.41)	(0.64)	2.98
Diluted earnings per common share (weighted average for the year):
Common – Continuing operations	0.06	0.31	(3.20)	0.59
Common – Total	1.74	(8.42)	(0.64)	2.98
Weighted average number of common shares outstanding (in millions)	269	269	269	269
Dividends declared and interest on own capital per common share	-	-	-	0.30

(*)	Solely for the convenience of the reader, we have translated certain real amounts at a rate of R$4.8413 to US$1.00, the closing commercial U.S. dollar selling rate as of December 31, 2023, as published by the Central Bank.

(1)	In accordance with IFRS 5, for comparative purposes, the statement of income and the explanatory notes related to our income for the fiscal year ended December 31, 2021 were restated to account for the effects of the Éxito Segregation Transaction and the Extra Hiper Discontinued Operations in our audited consolidated financial statements. For more information on the effects of the Éxito Segregation Transaction and the Extra Hiper Discontinued Operations on our audited consolidated financial statements, see notes 1.2 and 1.1 to our audited consolidated financial statements.
(2)	In accordance with IFRS 5, we report the net result of Grupo Éxito as of and for the years ended December 31, 2023, 2022 and 2021, after taxes, in one single line item in the statement of income and the balances of assets and liabilities are presented as held for sale or distribution. For more information on the effects of the Éxito Segregation Transaction on our audited consolidated financial statements, see notes 1.2 and 33(a) to our audited consolidated financial statements.
(3)	In accordance with IFRS 5, we report the net result of the sale of our hypermarket business as of and for the years ended December 31, 2022 and 2021, after taxes, in one single line item in the statement of income and the balances of assets and liabilities of our hypermarket business are presented as held for sale. For more information on the effects of the Extra Hiper Discontinued Operations on our audited consolidated financial statements, see note 1.1 and 33(b) to our audited consolidated financial statements.

The following table presents certain of our summary historical balance sheet data and other financial information as of the dates indicated and for each of the periods indicated.

	As of and for the Year Ended December 31,
	2023(*)	2023	2022	2021
	(in millions of US$)	(in millions of R$)
Balance sheet data
Cash and cash equivalents	614	2,971	3,751	8,274
Property and equipment, net	1,359	6,577	6,844	16,344
Assets held for sale or distribution	-	-	20,843	1,187
Total assets	4,555	22,050	43,839	49,443
Current borrowings and financing	201	972	1,001	1,470
Non-current borrowings and financing	889	4,302	4,862	7,582
Liabilities on non-current assets for sale or distribution	-	-	11,487	62
Shareholders’ equity	975	4,722	13,733	16,380
Share capital	373	1,807	5,861	5,859
Other financial information
Net cash provided by (used in):
Operating activities	116	563	(216)	2,728
Investing activities	(330)	(1,597)	2,834	(77)
Financing activities	(352)	(1,705)	(4,703)	(2,743)
Capital expenditures(1)	(242)	(1,171)	(1,626)	(1,267)

(*)	Solely for the convenience of the reader, we have translated certain real amounts at a rate of R$4.8413 to US$1.00, the closing commercial U.S. dollar selling rate as of December 31, 2023, as published by the Central Bank.
(1)	Capital expenditures are comprised of cash used in purchases of property, equipment and intangible assets, as reflected in the consolidated statement of cash flows.

The following table presents certain of our summary historical operating data as of each of the dates indicated.

	As of December 31,
	2023	2022	2021

Operating data
Number of employees at period end(1)	39,990	37,325	50,515
Total square meters of selling area at period end	560,171	582,006	942,343
Number of stores at period end(2)
Pão de Açúcar	194	194	181
Mini Extra and Minuto Pão de Açúcar	323	281	240
Mercado Extra and Compre Bem(3)	178	183	174
Extra Hiper Discontinued Operations (4)	1	3	72
Total number of stores at period end	696	661	667

(1)	Based on the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time employees, including employees of the Extra Hiper stores as of December 31, 2021, and excluding employees of Éxito) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.
(2)	Excludes gas stations and drugstores. By the end of the first quarter of 2022, we had closed and discontinued all of our drugstores. For more information on the discontinuance of our drugstores, see “—Changes in Our Business—Discontinued Operations for the Years Ended December 31, 2023 and 2022 - Extra Hiper Stores—Drugstores.”
(3)	In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores. In 2023, we converted our Compre Bem stores into Mercado Extra, in order to consolidate the operations of mainstream supermarket format in one single brand.
(4)	For more information on the Extra Hiper Asset Sale and the discontinuation of the Extra Hiper banner, see “Changes in Our Business - Discontinued Operations for the Years Ended December 31, 2023 and 2022 - Extra Hiper Stores.” The remaining Extra Hiper store as of December 31, 2023 is under analysis to be converted into another banner or closed.

The following table presents certain of our summary historical consolidated financial and operating data as of each of the dates indicated and for each of the periods indicated.

	As of and for the Year Ended December 31,
	2023(*)	2023	2022(3)	2021(3)
	(US$, except as indicated)	(R$, except as indicated)

Net operating revenue by store format(1):

Pão de Açúcar	1,793	8,682	7,636	7,080
Mini Extra and Minuto Pão de Açúcar(2)	613	2,969	2,476	2,082
Mercado Extra and Compre Bem(2)	1,201	5,815	5,423	5,017
Gas Stations	301	1,456	1,411	1,761
Malls	16	80	148	246
Other Businesses	51	248	359	360
Discontinued operations
Extra Hiper(3)	-	-	864	10,199
Drugstores	-	-	2	189
Grupo Éxito(4)	-	-	25,176	24,357
Total discontinued operations	-	-	26,042	34,745
Total net operating revenue	3,976	19,250	43,494	51,291

(*)	Solely for the convenience of the reader, we have translated certain real amounts at a rate of R$4.8413 to US$1.00, the closing commercial U.S. dollar selling rate as of December 31, 2023, as published by the Central Bank.
(1)	Net operating revenue of each banner divided by total number of stores of the banner; values in million.
(2)	In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores. In 2023, we converted the Compre Bem stores into Mercado Extra, in order to consolidate the operations of mainstream supermarket format in one single brand.
(3)	In accordance with IFRS 5, we report the net result of the sale of our hypermarket business as of and for the fiscal years ended December 31, 2022 and 2021, after taxes, in one single line item in the statement of income and the balances of assets and liabilities of our hypermarket business are presented as held for sale. For more information on the effects of the Extra Hiper Discontinued Operations on our audited consolidated financial statements, see notes 1.1 and 33(b) to our audited consolidated financial statements.
(4)	In accordance with IFRS 5, for comparative purposes, the statement of income and the explanatory notes related to our income for the fiscal year ended December 31, 2021 was restated to account for the effects of the Éxito Segregation Transaction and the Extra Hiper Discontinued Operations in our audited consolidated financial statements. For more information on the effects of the Éxito Segregation Transaction on our audited consolidated financial statements, see notes 1.2 and 33(a) to our audited consolidated financial statements and for more information on the effects of the Extra Hiper Discontinued Operations on our audited consolidated financial statements, see notes 1.1 and 33(b) to our audited consolidated financial statements.

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

4B. Business Overview

The Brazilian Retail Industry

According to the Brazilian Supermarket Association (Associação Brasileira de Supermercados), or ABRAS, the Brazilian retail food industry represented approximately 9.2% of Brazil’s GDP in 2023, and the food retail industry in Brazil had gross revenues of approximately R$ 603 billion in 2023, compared to R$696 billion in 2022 and R$611 billion in 2021.

The Brazilian retail food industry is highly fragmented. According to ABRAS, the ten largest supermarket chains that disclosed their revenues to ABRAS represented approximately 52.1% of the retail food industry in 2023, as compared to 39.6% in 2022 and 37.2% in 2021.

According to data published by IBGE, the volume of sales in the food retail sector slightly increased by 1.7% in 2023 compared to 2022.

According to the last IBGE census, carried out in 2022, the total population of Brazil was approximately 203 million, representing a 6.5% growth compared to the previous census, carried out in 2010. Given that approximately 85% of the population lives in urban areas (where most of our operations are located) and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth. According to an IBGE survey, in 2022, the city of São Paulo had an estimated population of 11 million and the city of Rio de Janeiro had an estimated population of 6 million. These are the two largest cities in Brazil. The state of São Paulo has an estimated total population of 44 million, representing 22% of the Brazilian population and is our largest consumer market in Brazil, with 630 stores as of December 31, 2023. The state of Rio de Janeiro is our second largest consumer market, with 62 stores as of December 31, 2023.

Brazil’s GDP increased by 2.9% in 2023 compared to 2022, while household consumption expenditure increased by 3.1% in relation to 2022.

For more information on the Brazilian economic environment, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Macroeconomic Environment and Factors Affecting Our Results of Operations.”

Operations

We are among the largest traditional retailers in sales in the food segment in Brazil in terms of market share, according to Nielsen. We operate in the Brazilian retail industry, which consists of sales of food and, to a lesser extent, non-food products to individual consumers at (i) supermarkets through the banners Pão de Açúcar and Mercado Extra; (ii) proximity and specialized stores through the banners Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado; and (iii) gas stations through the Pão de Açúcar and Mercado Extra banners. We also record revenues related to rentals of commercial spaces in our stores and e-commerce sales.

Within the Brazilian retail food industry, we had a total market share based on same-store-sales of approximately 6.67% in 2023, according to information published by Nielsen, excluding the cash and carry segment. For the year ended December 31, 2023, our net operating revenue totaled R$19.2 billion. As of December 31, 2023, we operated 696 stores and 71 gas stations in 15 Brazilian states and in the Federal District, in addition to a logistics infrastructure supported by 10 distribution centers and warehouses located in the Southeastern, Midwestern and Northeastern regions of Brazil.

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

We classified the results of operations of Grupo Éxito, present in other Latin American countries and the results of operations of the Extra Hiper banner as discontinued operations in our audited consolidated financial statements. For more information on the discontinuance of Grupo Éxito, see “4A. History and Development of the Company - Changes in Our Business - Discontinued Operations for the Years Ended December 31, 2023 and 2022 - Grupo Éxito.”

For more information on our operating segments, see note 30 to our audited consolidated financial statements.

Segment Revenue and Income Distribution

We measure the results of our operating segments in accordance with IFRS using, among other measures, each segment’s operating results.

The table below shows the breakdown of our consolidated gross sales and net operating revenue by banner and other operations for the year ended December 31, 2023

	Year Ended December 31, 2023
	Gross Sales(1)	Percentage of Total Gross Sales	Net Operating Revenue	Percentage of Total Net Operating Revenue
	(in millions of R$)	(%)	(in millions of R$)	(%)
Banners and other operations
Mercado Extra/Compre Bem(2)	6,254	30.3	5,815	30.2
Pão de Açúcar	9,520	46.2	8,682	45.1
Proximity stores(3)	3,126	15.2	2,969	15.4
Others(4)	1,717	8.3	1,784	9.3
Total	20,617	100	19,250	100

(1)	We calculate gross sales by adding taxes on sales to net operating revenue. For a reconciliation of gross sales to net operating revenue, see note 25 to our audited consolidated financial statements. The gross sales are used to calculate same-store sales impact.
(2)	Includes the banners Mercado Extra and Compre Bem. In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores. In 2023, we converted the Compre Bem stores into Mercado Extra, in order to consolidate the operations of mainstream supermarket format into one single brand.
(3)	Includes the banners Mini Extra, Minuto Pão de Açúcar and Aliados Minimercado.
(4)	Includes gas stations, Cheftime, James, Stix Fidelidade and real estate business units.

The table below shows the breakdown of our consolidated operating income (loss) by reportable segment, taking into account the operating income from our retail segment, the Grupo Éxito Discontinued Operations and other operations. We present results of the reportable segments in accordance with IFRS, which is the measure used by our management in evaluating the performance of and strategy for the segments listed below.

	Year Ended December 31, 2023
	Operating Income (Loss) from the Segment	Percentage of Total Operating Income (Loss)
Reportable segment	(in millions of R$)	(%)
Retail(1)	(636)	28.0
Grupo Éxito Discontinued Operations(2)	(2,356)	103.7
Other(3)	720	-31.7
Total	(2,271)	100.0

(1)	Includes Pão de Açúcar, Extra Hiper, Mercado Extra, Compre Bem, Mini Extra, Minuto Pão de Açúcar, Aliados Minimercado and Pão de Açúcar Adega banners and GPA Malls our real estate business unit that operates in Brazil.
(2)	As disclosed in 1.2 and 2 to our audited consolidated financial statements, the statement of income related to Grupo Éxito was classified in a single line as “discontinued operations,” as a result of the Éxito Segregation Transaction. For more information on the Éxito Segregation Transaction, see “Explanatory Note—Éxito Segregation Transaction.”	(3)	Includes Cheftime, James, Cdiscount and Stix Fidelidade.

For more information on our net operating revenue and net income (loss) by reportable segment, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Results of Operations for 2023, 2022 and 2021.”

Stores

The following table sets forth the total number of stores in Brazil at the end of the periods indicated per store format, excluding gas stations and drugstores:

	Pão de Açúcar	Extra Hiper(1)	Extra Super-mercado (2)	Mercado Extra	Compre Bem	Mini Extra	Minuto Pão de Açúcar	Total
As of December 31, 2021(2)	181	72	6	140	28	141	99	667
During 2022
Opened	5	0	0	0	0	6	38	49
Closed	-5	-46	0	-1	0	-1	-2	-55
Converted (from)/to	13	-23	-6	15	1	0	0	0

As of December 31, 2022(2)	194	3	0	154	29	146	135	661
During 2023
Opened	5	0	0	0	0	7	49	61
Closed	-5	-2	0	-5	0	-6	-8	-26
Converted (from)/to	0	0	0	29	-29	0	0	0

As of December 31, 2023	194	1	0	178	0	147	176	696

________________

(1)	We classified the results of operations of the Extra Hiper banner as discontinued operations in our audited consolidated financial statements. For more information on the discontinuance of the Extra Hiper banner, see “Item 5. Operating and Financial Review and Prospects - 5A. Operating Results - Discontinued Operations - Discontinued Operations for the Years Ended December 31, 2023 and 2022 - Extra Hiper Stores.” As of the date of this annual report, the remaining Extra Hiper store under analysis for conversion into other banners or closure.
(2)	In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores. In 2023, we converted the Compre Bem stores into Mercado Extra, in order to consolidate the operations of mainstream supermarket format into one single brand.

For a description of net operating revenue for each of our store formats, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Results of Operations for 2023, 2022 and 2021.”

Geographic Distribution of Stores

We operate mainly in the Southeast region of Brazil, in the states of São Paulo and Rio de Janeiro. The Southeast region accounted for 87% of our net operating revenue for the year ended December 31, 2023, while the other Brazilian regions (North, Northeast, Midwest and South), in the aggregate, accounted for 13% of our consolidated net operating revenue for the year ended December 31, 2023. In addition, none of the other Brazilian regions represents individually more than 8% of the consolidated net operating revenue.

The following table sets forth the number of our stores by region as of December 31, 2023:

Region	Supermarket	Proximity	Total
North	0	0	0
Midwest	17	0	17
Southeast	321	315	636
Northeast	35	8	43
South	0	0	0
Total	373	323	696

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

We used to operate in Colombia, Argentina and Uruguay through Grupo Éxito. As a result of the Éxito Segregation Transaction, the statement of income related to Grupo Éxito was classified as discontinued operations. For more information on the Éxito Segregation Transaction, see “Explanatory Note—Éxito Segregation Transaction.”

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

As of December 31, 2023, we had 194 Pão de Açúcar stores in 13 Brazilian states and the Federal District, with an average sales area per store of 1,377 square meters. Food products represented 99% of net operating revenue of Pão de Açúcar stores in 2023 and non-food products represented 1%. In 2023, we made layout adjustments at 47 stores.

The Pão de Açúcar banner recorded net operating revenue of R$ 8.7 billion in 2023 mainly due to ongoing initiatives, such as (i) the strong performance of our stores renovated to a next-generation concept store, (ii) operational improvements, and (iii) the evolution of omnichannel initiatives and expansion of our express delivery model.

Mercado Extra

As of December 31, 2023, we operated 178 Mercado Extra stores. In 2023, we converted the Compre Bem stores into Mercado Extra, in order to consolidate the operations of mainstream supermarket format in one single brand. As of December 31, 2023, we did not operate any Compre Bem stores.

This banner has a neighborhood supermarket format focused on middle-class customers, and offers a complete mix of food products, general merchandise, a wide range of household items and a complete portfolio of private label products which allows customers to purchase products at a more accessible price and increase the quality perception in the stores. Mercado Extra stores are predominantly located in São Paulo.

This banner had an average sales area per store of 1,187 square meters, as of December 31, 2023. The sale of food products and non-food products represented 98% and 2% of the Mercado Extra net operating revenue, respectively, in 2023.

Net operating revenue of the Mercado Extra reached R$5.8 billion in 2023, representing 7.2% of increase compared to 2022, when the net operation revenue of these banners totaled R$5.4 billion.

Proximity Stores

Mini Extra, Minuto Pão de Açúcar and Aliados Minimercado

Our proximity stores operate under the Mini Extra, Minuto Pão de Açúcar and Aliados Minimercado brands. These stores serve customers seeking for a convenience in their daily routines.

As of December 31, 2023, the Mini Extra, Minuto Pão de Açúcar and Aliados Minimercado stores had an average sales area per store of 249 square meters. The sale of food products represented 100% of net operating revenue in proximity stores in 2023. Resuming the format’s expansion through the Minuto Pão de Açúcar banner is one of our priorities for the next three years.

Mini Extra, Minuto Pão de Açúcar and Aliados Minimercado stores are predominantly located in the city of São Paulo. The Mini Extra, Minuto Pão de Açúcar and Aliados Minimercado stores target all Brazilian classes.

Net operating revenue of the proximity stores in 2023 totaled R$3.0 billion, an increase of 19.9% compared to 2022, mainly due to the (i) effective value proposition in the neighborhood store formats Minuto Pão de Açúcar and Mini Extra and (ii) the expansion of Aliados Minimercado project. The proximity format reached 323 stores as of December 31, 2023, of which 147 were Mini Extra and 176 were Minuto Pão de Açúcar.

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

We classified the results of operations of the Extra Hiper banner as discontinued operations in our audited consolidated financial statements for the year ended December 31, 2023, 2022 and 2021. For more information on the discontinuance of the Extra Hiper banner, see “Item 5. Operating and Financial Review and Prospects––5A. Operating Results - Discontinued Operations - Discontinued Operations for the Years Ended December 31, 2023 and 2022 - Extra Hiper Stores.”

Drugstores

In late 2021, we decided to close all of our drugstores as part of the actions adopted in the context of the Extra Hiper Discontinued Operations. By the end of the first quarter of 2022, we had closed and discontinued all of our drugstores.

Gas Stations

As of December 31, 2022, we operated 71 gas stations, the vast majority of which are located within the parking area of certain of our stores, mainly of former Extra Hiper stores. We also have gas stations that operate under our Pão de Açúcar and Mercado Extra banners.

Our gas stations located in the parking areas of Extra Hiper stores were assigned to Sendas under the Extra Hiper Asset Sale. For more information on the Real Estate Properties Assignment Transaction, see “––Item 4A. History and Development of the Company - Changes in Our Business - Discontinued Operations for the Years Ended December 31, 2023 and 2022 - Extra Hiper Stores” and “Item 7. Major Shareholders and Related Party Transactions - 7B. Related Party Transactions - Agreements with Sendas - Extra Hiper Asset Sale.”

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

In the first quarter of 2024, following the ongoing negotiations with potential buyers and our intention to dispose of this operation, we classified this group of assets as held for sale, and the results of this operation as discontinued operation according to IFRS5.

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

As of December 31, 2023, we offered the “express” and/or “click and collect” concepts at 382 stores under the Pão de Açúcar, Minuto Pão de Açúcar, Mercado Extra and Mini Extra banners, in the Southeast, South, Midwest and Northeast regions of Brazil.

Loyalty Programs

My Discount

The My Discount program, launched in July 2017 in Brazil, consists of a mobile app that provides personalized discounts to customers who are members of the loyalty programs of the Pão de Açúcar and Extra banners. For the year ended December 31, 2023, 65% of our net operating revenue were related to our loyalty programs. This number corresponds to approximately 45% of the net operating revenue of the Extra banner (Clube Extra) and 81% of the net operating revenue of the Pão de Açúcar banner (Pão de Açúcar Mais) in 2023.

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

Stix Fidelidade

In 2019, we and Raia Drogasil founded Stix, a company that operates the largest coalition of loyalty program in Brazil. The Stix Fidelidade program allows its users to earn points through purchases made at participating retailers’ websites and stores, including our Pão de Açúcar and Extra banners, Droga Raia and Drogasil. The points earned are redeemable for products, services, discounts and other benefits. The program evolved from our relationship platform, aiming to increase customers’ spending at our stores and to attract to our business new customers from other participant retailers. Stix Fidelidade has also partnered with Itaú Unibanco, allowing its clients to transfer points to the Stix Fidelidade program, in addition to partnership with other retailers.

The Stix Fidelidade loyalty program reached over six million customers as of December 31, 2023. The coalition model has proven successful, as 91% of customers have carried out transactions in the program in the last 12 months, and 64% have earned points across two or more participating retailer networks. In 2022, Sodimac joined the Stix Fidelidade program. Sodimac is a retailer in the home center segment in Latin America with 54 stores in the state of São Paulo. In 2023, C&A, a fashion products retailer with 300 stores throughout Brazil, joined the coalition program. The Stix Fidelidade loyalty program is present in more than 4,000 point-of-sale locations in Brazil. As of 2023, Stix had 5.5 million active customers, with 62% of them engaged with two or more partners. In 2023 20 billion points were redeemed, of which 8 billion points were redeemed within the Company’s ecosystem.

In December 2023, Stix entered into a new strategic partnership with Livelo, the largest rewards program in Brazil, with more than 40 million customers. Through PagStix, Livelo’s customers are now enabled to redeem their points at Stix partners.

Financial Services

We extend credit to customers through FIC, our partnership with Itaú Unibanco, one of the largest financial institutions in Brazil. FIC exclusively offers credit cards, financial services and insurance coverage at our stores.

We and Sendas each hold 50.0% of Bellamar, a holding company that holds an investment in 35.8% of the shares of FIC. Itaú Unibanco and Grupo Casas Bahia hold 50.0% and 14.2%, respectively, of the shares of FIC. Itaú Unibanco determines the financial and operational policies of FIC and appoints the majority of its officers.

FIC operates financial services sales in our channels (stores and digital) in Brazil with exclusive rights to offer credit cards, financial services and insurance products, except for extended warranties. FIC has been operating for nineteen years and as of December 31, 2023, had a portfolio of 3.2 million credit card accounts from customers, including the portfolio of Cartão Extra, Cartão Pão de Açúcar, Cartão Passaí and Cartão Ponto.

In 2023, 2022 and 2021, FIC’s net profit was R$292.8 million, R$264.9 million and R$245.2 million, respectively. We maintain our strategy to increase the share of FIC’s credit cards and financial services at our stores and digital channel in Brazil as an important loyalty tool and mechanism to increase sales and additional profitability. FIC’s credit cards offer payment options and a great value proposal for the cardholders at our stores and digital channel, aiming at providing them with benefits and convenience.

The table below sets forth the breakdown of FIC’s customers in 2023, 2022 and 2021:

Total number of clients	2023	2022	2021
	(in thousands)
GPA	1,632	2,096	1,952
Sendas (1)	1,207	1,146	1,010
Grupo Casas Bahia(2)	390	458	538
Credit cards	3,229	3,700	3,500

________________

(1)	After consummation of the Sendas Spin-Off on December 31, 2020, Sendas remained as one of the members of FIC with an equity interest of 17.88%.
(2)	The sale of all of our equity interest in Grupo Casas Bahia, consummated on June 14, 2019, did not have any impact on FIC’s clients relating to the Ponto banner. Casas Bahia remains as one of the members of FIC with an equity interest of 14.24%.

Real Estate Business Units

GPA Malls is our real estate business unit responsible for the transformation and management of commercial spaces in Brazil.

As of December 31, 2023, GPA Malls was present in several Brazilian states and managed approximately 145 commercial galleries in Brazil. As of December 31, 2023, GPA Malls had more than 95,307 square meters of gross leasable area. The term “gross leasable area” refers to all of the area in our commercial spaces that are available for lease. We calculate our gross leasable area by subtracting the areas in our commercial spaces owned by third parties and not available for lease by us from our gross commercial area, which corresponds to all the commercial area in our commercial spaces.

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

In the second half of 2023, we relaunched our Qualitá brand, with new and modern packaging to better appeal to our customers. We conducted a customer survey that indicated that Qualitá is a strong brand and that our customers perceive it as a brand that offers good value for money, with potential for creating customer loyalty. As of the date of this annual report, Qualitá brand is among the main brands in Brazil in its category and is our most significant private label brand in terms of revenue.

Casino is a French brand that offers imported products and Club des Sommeliers is a wine brand that offers more than 120 wine labels from eleven nationalities.

Seasonality

In Brazil, we have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season and “Black Friday” promotions, which help to boost fourth quarter sales in mainly non-food categories. In recent years, our average sales revenues during the fourth quarter have typically been approximately 11% above average sales revenues during the other quarters of the year.

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

Until the end of the first quarter of 2022, we operated drugstores that sold other non-food products, such as medications and cosmetics. By the end of the first quarter of 2022, we had closed and discontinued all of our drugstores. For more information on the discontinuation of our drugstores, see “4A. History and Development of the Company—Changes in Our Business—Discontinued Operations for the Year Ended December 31, 2023 and 2022—Drugstores.”

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

The purchasing of 87% of the goods sold under our private label is made through our logistics platform and products are purchased from a large number of local and international suppliers.

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

Proximity Stores and Supermarkets

Brazil

As of December 31, 2023, the logistics process to supply our proximity stores, supermarkets and hypermarkets, included ten distribution centers located in the states of São Paulo, Rio de Janeiro, Ceará, Pernambuco and the Federal District. Our distribution process is performed by an outsourced fleet. As of December 31, 2023, our centralization rate (the percentage of revenue from the products supplied at our stores that comes directly from our distribution centers) was approximately 83.3%.

Orders made for our non-centralized products are made directly by the stores and delivered by the suppliers following the supply model known as “Direct Delivery.” As of December 31, 2023, approximately 16.7% of our stores sales corresponded to “Direct Delivery” products, especially ornamental plants, cigarettes, ice cream, yogurt and magazines.

E-commerce Food Delivery

Since 2016, we have operated a dedicated distribution center in the city of São Paulo focused on our online and proximity operations. Throughout 2022 and 2023, the Company made some changes to its logistics network and no longer operates this dedicated distribution center. Supply to local stores began to be carried out by other distribution centers, and deliveries of online orders started to be made from some of our stores. The migration of deliveries of online ordering from the distribution center to some stores was completed in July 2023. Additionally, some of our stores offer express delivery service and ultra-convenience.

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

In the first quarter of 2024, following the ongoing negotiations with potential buyers and our intention to dispose of this operation, we classified this group of assets as held for sale, and the results of this operation as discontinued operation according to IFRS5.

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

In 2023, 2022 and 2021, we spent R$198 million, R$201 million and R$383 million respectively, in advertising, representing 1.0%, 1.1% and 1.4% respectively, of total net operating revenue in each year.

Credit Sales

In 2023, 45.0% of our net operating revenue segment was represented by credit sales, principally in the form of credit card sales, installment sales and food vouchers, as compared to 44.6% in 2022, as described below:

Credit card sales. All of our store formats and our e-commerce operations accept payment for purchases with major credit cards, such as MasterCard, Visa, Diners Club, American Express and co-branded credit cards issued by FIC. Our stores also accept virtual credit cards through methods such as Apple Pay. Sales to customers using credit cards accounted for 45.0%, 44.6% and 47.2% of our consolidated net operating revenue in 2023, 2022 and 2021, respectively. Of this total, sales through our FIC co-branded credit cards accounted for 3.1% of our net operating revenue in 2023. An allowance for doubtful accounts is not required as credit risks are assumed by the relevant credit card companies or issuing banks.

Food Vouchers. We accept food vouchers as payment at our stores. Food Vouchers are issued by third-party agents to participating companies that provide food vouchers to their employees as a fringe benefit. Food vouchers accounted for 9.3%, 9.3% and 11.0% of our consolidated net operating revenue in 2023, 2022 and 2021, respectively. The voucher-issuing companies assume the credit risk associated with these sales.

Information Technology

We invested R$257 million, R$264 million and R$177 million in information technology in 2023, 2022 and 2021, respectively, excluding investments in information technology relating to Grupo Éxito’s discontinued operations. Through a continuous improvement process, we have identified opportunities and mapped efficiency gains by integrating services and functions across our various operating segments, improving our tax systems, our ERP, focusing on governance and our customers. Our information technology department negotiates the reduction of costs on projects and contracts with service and software suppliers, based on sharing services between us and our subsidiaries, thus creating economies of scale.

In 2022 and 2021, we improved our applications, tools, and processes, attracting new consumers to e-commerce and strengthening an omnichannel shopping profile, which combines face-to-face and digital experiences, including a marketplace, WhatsApp, our apps, and open collaboration platforms.

In 2023 our investments in information technology totaled a significant amount, reinforcing our commitment with innovation and operational efficiency. The key initiatives were the infrastructure migration to Google Cloud and the update of our applications, in order to improve our agility and responsiveness to market demands. Strategic projects, such as Scan & Go via APP, STIX/Livelo Payment and the Black Loyalty program reinforced our focus on the customer experience. At the same time, investments in customer intelligence, automation and digital reinforce the company’s position in providing personalized experiences (such as “Paola”, our digital wine sommelier) and the optimization of internal processes.

Intellectual Property

We consider our brands to be one of our most valuable assets and we have worked extensively to define the characteristics of each of our banners (Mercado Extra, Mini Extra, Pão de Açúcar, Minuto Pão de Açúcar) and private labels (Taeq and Qualitá) with respect to the expectations, consumption patterns and purchasing power of the different types of customers and income levels. We believe that our customers associate each of our banners with a specific combination of products, services and price levels.

In Brazil, companies are required to officially register a trademark with the National Industrial Property Institute (Instituto Nacional de Propriedade Industrial), or INPI, in order to acquire trademark rights. This registration gives the owner the exclusive right to use the trademark throughout Brazil for a specific period of time, which may be renewable.

As of December 31, 2023, our most important trademarks (Pão de Açúcar, Extra, Qualitá, Taeq and Compre Bem, among others) were duly registered with INPI and we had 1,622 trademarks registered or in the process of being registered, 1,548 of which are in Brazil. We did not have any registered patents as of December 31, 2023.

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

Competition

According to the last ranking release by ABRAS, with 2023 data, the leading retail food companies in Brazil were Grupo Carrefour Brasil, Assaí, Grupo Mateus and GPA. The Brazilian retail food industry is highly competitive. For more information about risks related to competition, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to our Industry and Us—We face significant competition and pressure to adapt to changing consumer habits and preferences, which may adversely affect our market share and net income.” Nonetheless, supermarket penetration levels in Brazil, in terms of the number of supermarkets in proportion to the country’s population and area, is estimated to be lower than the levels recorded in the United States, several Western European countries and some other South American countries.

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

We are one of the main players in food e-commerce in Brazil, through the operations of Pão de Açúcar and Extra banners. Our main competitors in this segment are Carrefour, Saint Marché, Mambo, Sonda and Zona Sul.

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

Brazilian General Data Protection Law

On August 14, 2018, the Brazilian General Data Protection Law was enacted, and came into effect on September 18, 2021. The Brazilian General Data Protection Law administrative sanctions started to be applied by the Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD, in August 2021. The Brazilian General Data Protection Law establishes a new legal framework to be observed in the processing of personal data, including that of our customers, suppliers and employees. The Brazilian General Data Protection Law establishes, among other things, the rights of personal data owners, the legal basis applicable to the protection of personal data, requirements for obtaining consent, obligations and requirements relating to security incidents, data leaks and data transfers, as well as the creation of the National Data Protection Authority. In the event of non-compliance with the Brazilian General Data Protection Law, we may be subject to the following penalties: (i) disclosure of the infraction after it has been duly investigated and confirmed, (ii) blockage of the personal data to which the infraction relates, (iii) deletion of personal data to which the infraction relates, and (iv) a fine, per infraction, of up to 2% (subject to a limit of R$50 million) of our revenue or the revenues of our group or conglomerate in Brazil in the last fiscal year, excluding taxes. ANPD may revise data protection standards and proceedings based on the Brazilian General Data Protection Law in the future. In addition, we may be held responsible for pecuniary, non-pecuniary, individual, or collective damages caused by us and jointly and severally liable for pecuniary non-pecuniary, individual or collective damages caused by our subsidiaries, due to non-compliance with the obligations set forth in the Brazilian General Data Protection Law.

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

Environmental and Social Matters

Our sustainability strategy comprises priority topics for planning and strategically developing our business.

The five pillars of our environmental, social and governance program are the following:

•	Responsible value chains for conscientious manufacturing and consumption: Participating in the construction of value chains committed to the protection of the environment and the welfare of people and animals;
•	Tackling climate change: Combating climate change by increasing the environmental efficiency of our operations and innovating;
•	Commitment to ethics and transparency: Consolidating social, environmental and best governance practices in our business model and ensuring ethics and transparency in our relationship with our stakeholders;
•	Promoting diversity and inclusion: Thriving to become a leading company in the promotion of diversity, inclusion, and sustainability among our employees; and
•	Social impact through the generation of opportunities: Promoting a more inclusive society with equal opportunities for all.

All the initiatives and commitments, in each of the areas, are led by a dedicated internal team, with the support of other areas, and monitored by our executive board and our sustainability and diversity committee.

We summarize some of the information relating to our environmental and social commitments in this section, including information contained in our 2023 Sustainability Report, available on our website. The content of the Sustainability Report is not incorporated by reference into this annual report. Additionally, the statements contained in this section are not indicative of any future results.

Responsible Value Chains for Conscientious Manufacturing and Consumption

We seek to adopt a process of purchasing and selling products that contributes to a more socially conscious supply network and consumption pattern. Our relationship with our suppliers is guided by the promotion of human rights, occupational health and safety, food safety, anti-corruption practices, protection of biodiversity and the environment, and animal welfare. We are seeking to offer products that contribute to more sustainable consumption and, to that end, we seek to understand every aspect of our critical chains in order to identify and mitigate any social and environmental risks at every upstream stage of raw material extraction and production. Some of the most important initiatives we have developed towards a more socially conscious supply network and consumption pattern are summarized below.

Animal Welfare

We were the first Brazilian food retailer to sign, in 2017, a commitment to animal welfare in the egg production chain, when we committed ourselves to sell 100% of our private label eggs from cage-free hens by 2025. In 2020, we expanded our commitments to all eggs sold in our stores, which include our private label eggs and eggs from other brands, originated from cage-free hens by 2028, and we also set goals for broiler chicken, beef and pork chains.

In 2021, we launched the Animal Welfare Policy to introduce our goals and guidelines in relation to the respect of animals in our supply chain, and to establish guidelines for its whole operation, involving all suppliers and employees.

In November 2023, we promoted a hybrid multi-sector engagement event for all our animal protein suppliers. The event featured presentations from academia, civil society, certifiers and consumer data science consultancy. In total, we had the participation of more than 60 commercial partners with whom we spoke about the importance and challenges for the development of animal welfare in production animal chains and discussed, together, ways to move forward with more ethical and sustainable solutions.

By the end of 2023, 62.9% of the private label eggs and 43% of all the eggs we sold were originated from cage-free hens.

Tackling Deforestation

The beef value chain comprises a complex array of production stages and players. Our aim is to build a deforestation-free value chain by implementing sound procurement policies and structured processes and engaging with each link in the value chain. Our Social and Environmental Beef Purchasing Policy aims to ensure that our beef supply chain is transparent and traceable from the farms who are our direct suppliers to slaughterhouse, and that the beef we sell has not been raised in areas which have been subject to deforestation or conversion of native vegetation. Since 2020, all meatpackers aiming to supply beef to the Company have been required to comply with the rules set forth in the “Beef on Track Protocol” (Protocolo Boi na Linha), a protocol created to harmonize and strengthen socio-environmental commitments in the beef value chain in the Amazon and promote good practices through monitoring, auditing and progress reports.

As of December 31, 2023, (i) 100% of our direct beef suppliers were compliant with the Social and Environmental Beef Purchasing Policy, (ii) 100% of our meatpackers suppliers had their own geomonitoring system to analyze the direct farms by all socio-environmental criteria before the purchase and active traceability and (iii) 17,663 of our direct farms have been double checked against GPA’s social and environmental requirements.

If a farm is suspected of non-compliance with our Social and Environmental Beef Purchasing Policy, it is suspended and must be reassessed. An evidence of a false positive is requested. Where the nonconformity is confirmed, the relevant farm is blocked from our supply chain and an action plan is agreed with the meatpacker, including educational, corrective and/or disciplinary action. Meatpackers that refuse to comply with implementation and/or monitoring requirements are subject to action by the Company, including suspension from supplying products to any business unit within the Company until they are compliant. From December 31, 2017 to December 31, 2023, we have found nonconformities at 22 Brazilian suppliers were non-compliance during with our Social and Environmental Beef Purchasing Policy at any given point in time. We have implemented action plans for six of these non-compliant suppliers. The other 16 non-compliant suppliers remain blocked.

Tackling Climate Change

Our sustainability strategy is focused on promoting a low carbon economy. To accomplish this goal, we have defined targets and adopted systems and processes to combat climate change, which include reducing atmospheric emissions, increasing energy efficiency, and purchasing energy from renewable and clean sources.

To further engage our employees with our sustainability strategy, the variable compensation of eligible leadership positions, which includes our chief executive officer and other executive officers, is tied to our environmental goals, specifically, with regards to the reduction of (i) scope 1 GHG emissions, which are direct greenhouse emissions from sources that are controlled or owned by a company, such as emissions associated with refrigerant gases, fuel combustion, generators or own vehicles, and (ii) scope 2 GHG emissions, which are indirect greenhouse emissions related to the purchase of electricity.

Our main initiatives to reduce GHG emissions in our operations include: (i) monitoring of indicators to avoid refrigerant gas leakage in our stores; (ii) replacement of refrigerated islands in our remodeled and expanded stores using gases with lower global warming potential or natural gases (three stores included in 2023); (iii) total modernization of refrigeration systems (replacement of machine rooms and displays) adopted in six stores; (iv) intensification of the migration of our stores’ energy consumption to the Brazilian free energy market; and (v) continuous improvement of the logistics efficiency of our operation, with implementation of projects that contribute to lower emissions, such as a routing system, promoting multimodality, regionalization and use of a more eco-efficient fleet (electric).

As a result of our initiatives, we achieved a reduction of more than 47% in scope 1 and 2 GHG emissions in the fiscal year ended December 31, 2023, compared to 2015, which is in line with our commitment to achieve 50% reduction by 2025 (baseline 2015) emissions.

Waste Management and Waste Reduction

By managing waste resulting from our operations, we aim, as a priority, at reducing production, promoting circularity and tackling food waste. In 2023, we maintained 100% of our stores with REUSE, a program which main objective is to reduce the sending of waste to landfills and promote environmental education in our operations through the separation, storage, transportation and disposal of organic, recyclable waste and rejects. We also reaffirm our intention to promote effective reverse logistics actions, encouraging the conscious disposal of waste with our customers. We maintained more than 80 recycling stations in Pão de Açúcar and received 2,600 tons of recyclable waste from consumers.

For a more consistent fight against food waste, and to provide an unified view of the different steps where loss and waste can happen, we present our efforts divided into six categories: (i) development with suppliers to increase the shelf life of products in our stores; (ii) quality and safety (e.g., efficiency and monitoring actions in orders and supply, employee training, and continuous updating of processes and procedures); (iii) sale of co-products; (iv) discounted prices for products close to expiration date; (v) food donations to social organizations and food banks; and (vi) separation and reuse of waste.

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

To disseminate among employees the guidelines to be followed and the conduct we expect from them, we invest in communication actions and regularly offer training, in person or online. In this sense, we highlight the Diversity and Compliance training: Together for GPA, which includes two videos, the first on diversity and the second on the code of ethics. This training was launched in October 2022 and was completed by 91% of the Company's employees.

To monitor topics and indicators related to the ethics and compliance program, the ethics committee takes place every quarter, which is responsible for, among others, deliberations on critical cases for the company and for determining appropriate measures (such as accountability and dismissals).

Diversity and Equality Trainings

In 2023, we launched on our internal educational platform: “Female Empowerment Pills – for men and women” “#Arrasou. My Pride, Your Respect!” and “Destroyed Consciousness. Black Consciousness begins with us”. We provide training on combating moral and sexual harassment for all teams that respond to and investigate complaints at GPA. We train all store and post leaders on diversity, inclusion and GPA guidelines, with a focus on combating racism. In 2023, we reached more than 90% of employees with training in “Diversity and Compliance: together for the new GPA” on our diversity pillars and the key points of our code of ethics. Content on diversity, inclusion and reporting continues as part of all sessions of our succession programs, which are our strategic training, retention and development programs for professionals with potential within the company, providing career and succession opportunities, and ensuring the meritocracy in internal promotions. Those actions contributed to GPA being part of the 57 companies recognized by the Human Highs Campaign Foundation in Equidade BR – Best Companies for LGBTQIA+ People to work for, promoted by Instituto Mais Diversidade and Fórum de Empresas e Direito LGBT+.

Gender Equality Female Leadership Development Program started five years ago for all our officers and managers, was expanded to cover middle management in 2020, and further expanded to non-leaders via self-enrollment in 2021. The program has trained more than 1800 female employees, with more than 376% of them having been promoted.

Our goal was to achieve 40% of women in leadership positions by 2025. In 2023, we antecipated this goal when on December 31, 2023, 40.3% of our leadership positions were occupied by women. We have therefore revised our target, expanding the goal to a 50% of women in leadership positions by 2025. We were the only retailer chosen to be part of the select list of 16 Brazilian companies that are included in the 2023 Bloomberg Gender-Equality Index (GEI).

Racial Equality

In 2023, we were recognized in the Best Companies in Diversity Practices and Actions award, promoted by the Business Initiative for Racial Equality, in two categories: “engagement with the value chain and Intersectionality project: black women”, promoted by the same organization, we had recognition in 4 of the 6 pillars evaluated in the IERE (Racial Equity Index in Companies), being 1st place in the Business Census pillar and 3rd place in the pillars: Awareness, Recruitment and Training.

As of December 31, 2023, we had 48% self-declared black employees in leadership positions, which are positions in our management or above, and 62,5% self-declared black employees in our overall workforce.

Social Impact Through the Generation of Opportunities

For more than 20 years, our social investment has been managed and guided by the GPA Institute, which has the objective of reducing social inequalities, by mobilizing resources and partners to support people in vulnerable situations.

In 2023, our main initiatives towards the reduction of social inequalities, and generation of professional opportunities and enhancement of corporate volunteering included: (i) the collection of more than 1,700 tons of food in our stores, together with our customers and employees, to benefit of more than 259 nonprofit entities; (ii) partnership with nonprofit entities, offering opportunities for 207 people living in the surroundings of our stores to experience the universe of bakery and pastry in basic and practical 40-hours learning courses; and (iii) contributing to the academic training of low-income students with high development potential by offering scholarships in undergraduate courses of highly renowned universities; (iv) the participation of more than 400 employees in the 16 actions of the volunteer program, Colabora, reaching a number 500% higher than in 2022, when the program was relaunched; (v) we support, through FIC, a joint venture between GPA and Banco Itaú, the first edition of the “XEPA: Favela, comida e sustentabilidade”, a project of the Culture Incentive Law, carried out by the Museu das Favelas, an institution of the Secretariat of Culture, Economy and Creative Industry of the State of São Paulo, whose main objective was to encourage conscious consumption and full use of food in peripheral territories.

In 2023, we held our first ESG Week - Diversity and Sustainability, which brought together experts on the most diverse topics related to diversity and inclusion, environment and ethics and compliance with online and in-person events divided into five days of inspiration, learning and reflections on our performance on social, environmental and governance topics. In addition to the participation of more than 1,500 of our employees participated in the event and some agendas were opened to partners and suppliers.

4C. Organizational Structure

The chart below sets forth a summary of our organizational structure based on total capital stock as of May 31, 2024:

For more information on our subsidiaries, see note 12 to our audited consolidated financial statements.

4D. Property, Plant and Equipment

As of December 31, 2023, we owned 28 stores and a portion of the real estate where our headquarters are located. As of the same date, we leased the remaining 668 stores and 10 distribution centers we operated in Brazil and the remaining portion of the real estate where our headquarters is located. Leases are usually for a term of five to 15 years and provide for monthly rent payments based on a percentage of sales above an agreed minimum value. Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them. Based on our management’s experience and knowledge of the Brazilian market, our management believes that our leases follow market standards.

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

The following table sets forth the number and total selling area of our owned and leased retail stores by store format, the number and total storage area of our owned and leased distribution centers and the total office area of our headquarters that we owned and leased in Brazil as of December 31, 2023, all of which relate to our continued operations:

	Owned		Leased		Total(1)
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Pão de Açúcar	6	8,451	188	258,691	194	267,142
Mercado Extra(2)	21	29,425	158	185,525	179	214,950
Proximity stores(3)	1	117	322	80,428	323	80,545
Total Stores	28	37,993	668	524,644	696	562,637
Warehouses	0	0	10	405,622	10	405,622
Total	28	37,993	678	930,267	706	968,259

(1)	Excludes gas stations and drugstores.
(2)	Includes Mercado Extra stores. In the first semester of 2021, we converted six Extra Supermercado stores into Mercado Extra stores, concluding the process of conversion of all Extra Supermercado stores into Mercado Extra and Compre Bem stores. In 2023, we converted the Compre Bem stores into Mercado Extra, in order to consolidate the operations of mainstream supermarket format in one single brand.
(3)	Includes Mini Extra, Minuto Pão de Açúcar and Aliados Minimercado.

We usually remodel a number of our stores every year. Through our renovation program, we updated refrigeration equipment in our stores, created a more modern, customer-friendly and efficient environment and outfit our stores with advanced information technology systems.

As of December 31, 2023, GPA Malls managed approximately 145 commercial galleries. On the same date, GPA Malls had more than 95,307 square meters of gross leasable area.

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

For the period between the acquisition of Grupo Éxito in the end of 2019 and the loss of control over the Grupo Éxito, in July 2023, we also had operations in Colombia, Uruguay and Argentina. Thus, our results of operations for the period were affected by macroeconomic conditions in these countries, especially Colombia.

Brazilian Macroeconomic Environment

The performance of the Brazilian economy was positive in 2023, with an increase in GDP, slowdown of inflation, reduction of interest rate, appreciation of real compared to U.S. dollar and reduction of unemployment rate. The GDP accumulated an increase of 2.9%, maintaining the pace observed in 2022, compared to an increase of 4.6% in 2021. The inflation rate was 4.6%, vs 5.8% in 2022 and 10.1% in 2021. Unemployment went from an average of 9.3% in 2022 to 8.0% in 2023.

In recent years, there has been a significant fluctuation in the real/U.S. dollar exchange rate. In 2021, the real depreciated by 6.9% in relation to the U.S. dollar. As of December 31, 2021, the real/U.S. dollar exchange rate was R$5.581 per US$1.00. In 2022, the real gained value against the U.S. dollar, as of December 31, 2022, the U.S. dollar selling rate was R$5.2177 per US$1.00, and, as of December 31, 2023, the U.S. dollar selling rate was R$4.8413 per US$1.00. The appreciation of the real against the U.S. dollar in 2023 diminished inflationary pressures in Brazil, including in the category of food inflation. Foreign exchange reserves held by the Brazilian government slightly increased from US$368.5 billion as of December 2022 to US$375.2 billion as of December 2023.

The SELIC rate continued to decrease in 2023, reaching 11.75% as of December 31, 2023, compared to 13.75% as of December 31, 2022.

Despite the recent decrease, interest rates are still high, in order to mitigate this risk we maintain our cash and cash equivalents indexed to the CDI rate to partially neutralize the impact of the interest rate fluctuations.

The following table sets forth data on real GDP growth, inflation and interest rates in Brazil, and the Brazilian real/U.S. dollar exchange rate for the indicated periods:

	As of and for the year ended December 31,
	2023	2022	2021	2020	2019
GDP Growth (%)(1)	2.9	2.9	4.6	(4.1)	1.4
Inflation (IGP-M) (%)(2)	-3.2	5.5	17.1	23.4	7.3
Inflation (IPCA) (%)(3)	4.6	5.8	10.1	4.5	4.3
CDI (%)(4)	11.9	13.7	4.4	2.8	5.9
TJLP (%)(5)	7.0	5.3	5.3	4.6	5.6
SELIC rate (%)(6)	11.8	13.8	9.2	1.9	4.4
Appreciation (depreciation) of real to U.S. dollars (%)(7)	3.1	(7.7)	7.4	(28.9)	4.4
Exchange rate (closing) R$ per U.S. dollars 1.00(8)	4.841	5.218	5.581	5.197	4.031

(1)	Source: IBGE.
(2)	The General Market Price Index (Índice Geral de Preços-Mercado), or IGP-M, is measured by FGV.
(3)	Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo), or IPCA, is a broad consumer price index measured by IBGE.
(4)	The CDI is the accumulated rate of interbank deposits in Brazil during each year.
(5)	The official long-term interest rate (taxa de juros de longo prazo), or TJLP, is charged by Brazil’s National Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, on long-term financing (end of the period data).
(6)	Annual average interest rate. Source: Central Bank.
(7)	Average of exchange rates (for sale) of the period. Source: Central Bank.
(8)	Exchange rate (for sale) of the last day of the period. Source: Central Bank.

We use derivatives, such as swaps, aiming to hedge the exchange exposure risk to U.S. dollar, converting the cost of debt into domestic currency and interest rates. We have a treasury policy to manage foreign exchange risk relating to U.S. dollar, principally by entering into swaps in reais for 100% of our U.S. dollar-denominated liabilities, which represented 3% of our total debt as of December 31, 2023. We engage in cross-currency interest rate swaps under which we enter into an agreement with the same counterparty that provides the original U.S. dollar-denominated financing. We sign a separate financial instrument at the time the loan agreement is consummated, pursuant to which we are then effectively liable for amounts in reais and interest at a percentage of the CDI rate. The reference amounts and maturity periods of these swaps generally correspond to the original U.S. dollar-denominated loan. This policy protects us against losses resulting from currency devaluations.

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

Discontinued Operations for the Years Ended December 31, 2023 and 2022

Grupo Éxito

In October 2023, was approved the ratification of capital reduction of the Company in the amount of R$6,659 million (previously R$7,133 million in February 2023) which our shareholders approved the segregation of Grupo Éxito’s operations in Colombia, Argentina and Uruguay, from our business. The segregation of Grupo Éxito is expected to unlock value to our shareholders by enhancing the market value of the Company and Éxito separately, with the delivery to our shareholders of approximately 83% of the common shares issued by Éxito, which are owned by the Company, or the Éxito Segregation Transaction.

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

Overview of the Fiscal Year Ended December 31, 2023

We believe that 2023 was an important year in our recent history, as we continued to focus on six pillars in the operation of our business: (i) increase our revenue growth; (ii) increase our net promote score; (iii) promote our digital expansion; (iv) promote our organic expansion; (v) increase our profitability; and (vi) disseminate ESG practices and strengthen our corporate culture. In addition, after the sale of the Extra Hiper stores, we are completely focused on our supermarket and proximity formats, which operate under our Pão de Açúcar and Extra banners.

Also, in 2023, we concluded the segregation of Grupo Éxito, which is expected to unlock value to our shareholders.

Despite a challenging economic scenario in which consumption was sharply affected by still high unemployment rates and deflation of some food products, our consolidated net operating revenue in the retail segment increased by 11.1% in 2023 from 2022, totaling R$19.3 billion.

We continued to improve our portfolio of store formats in the retail segment to better meet our clients’ needs by renovating or converting our stores, which reinforced consumers’ power of choice and ensured a better presentation of our products and services. In 2023, several stores in Brazil were renovated and we opened 61 new stores. In addition, we converted 29 Compre Bem stores into Extra Mercado, unifying our mainstream banners in a single operation.

We continued to materialize our focus on improving our clients’ shopping experience by renovating more Pão de Açúcar stores to a next-generation concept store, focused on perishable products, services and improvement of portfolio, presenting a multi-channel, or sales in different channels, including brick and mortar stores and e-commerce, among others; multi-sensory and multi-solution space, offering different shopping experience in terms of store layout, variety of products, service quality, and social hubs, among others. By the end of 2023, we renovated 82% of the Pão de Açúcar stores, which delivered outstanding performance in terms of sales for the year.

The proximity store business continues to soar, mainly due to its effective value proposition in the neighborhood format and the expansion of the Aliados Mini Mercado program and Minuto Pão de Açúcar, as evidenced by the continuous increase in sales, for ten consecutive quarters, and profitability gains throughout the year.

In 2023, we also improved the portfolio of our private label brands, an important part of the loyalty building and profitability of our business, launching several products in Brazil, and increasing the categories of products we offer under our private label brands. This improvement was responsible for the increase in sales of the products under our private label brand and contributed to a more integrated strategy for our businesses.

We also invested in our digital transformation strategy by means of the continuous integration of our e-commerce and brick-and-mortar stores, reaffirming our leadership in the e-commerce food segment. The net operating revenue of our digital retail operation in Brazil in 2023 increased by 13.3% compared to 2022, mainly due to (i) the increase of the product assortment, especially perishable products, (ii) greater availability of delivery times for fast delivery, (iii) the growth of our partnerships with delivery services companies, and (iv) the change of our delivery model to 100% of ship from store.

Results of Operations for 2023, 2022 and 2021

The following table presents the consolidated results of operations in accordance with IFRS for the periods indicated, as included in our audited consolidated financial statements.

	Year Ended December 31,
	2023(1)	% of Net Operating Revenue(1)	2022(1)	% of Net Operating Revenue(1)	2021(1)	% of Net Operating Revenue(1)
Results of Operations	(in millions of R$, unless otherwise noted)
Net operating revenue	19,250	100.0	17,321	100.0	16,298	100.0
Cost of sales	(14,433)	(75.0)	(13,019)	(75.2)	(11,942)	(73.3)
Gross profit	4,817	25.0	4,302	24.8	4,356	26.7
Selling expenses	(3,104)	(16.1)	(2,699)	(15.6)	(2,572)	(15.8)
General and administrative expenses	(574)	(3.0)	(598)	(3.5)	(695)	(4.3)
Depreciation and amortization	(1,017)	(5.3)	(931)	(5.4)	(810)	(5.0)
Other operating expenses, net	(213)	(1.1)	(434)	(2.5)	(168)	(1.0)
Operating expenses, net	(4,908)	(25.5)	(4,662)	(26.9)	(4,245)	(26.0)
Income (loss) from continuing operations	677	3.5	(565)	(3.3)	53	0.3
Financial income	633	3.3	778	4.5	320	2.0
Financial expenses	(1,642)	(8.5)	(1,528)	(8.8)	(943)	(5.8)
Financial expenses, net	(1,009)	(5.2)	(750)	(4.3)	(623)	(3.8)
Share of profit of associates	768	4.0	(205)	(1.2)	(58)	(0.4)
Loss before income tax and social contribution	(332)	(1.7)	(1,315)	(7.6)	(570)	(3.5)
Income tax and social contribution	418	2.2	454	2.6	725	4.4
Net income (loss) from continuing operations	86	0.4	(861)	(5.0)	155	1.0
Net income (loss) from discontinued operations	(2,220)	(11.5)	857	4.9	805	4.9
Net income for the year	(2,134)	(11.1)	(4)	(0.0)	960	5.9
Attributed to controlling shareholders from continued operations	85	0.4	(863)	(5.0)	158	1.0
Attributed to controlling shareholders from discontinued operations	(2,356)	(12.2)	691	4.0	644	4.0
Total attributed to controlling shareholders	(2,271)	(11.8)	(172)	(1.0)	802	4.9
Attributed to non-controlling shareholders from continued operations	1	-	2	-	(3)	-
Attributed to non-controlling shareholders from discontinued operations	136	0.7	166	1.0	161	1.0
Total attributed to non-controlling shareholders	137	0.7	168	1.0	158	1.0

(1)	The statements of operations for the years ended December 31 2023, 2022, 2021 related to Grupo Éxito and the Extra Hiper banner were classified as “discontinued operations.” For more information on the effects of the Éxito Segregation Transaction on our audited consolidated financial statements, see notes 1.2 and 33(a) to our audited consolidated financial statements. For more information on the effects of the Extra Hiper Discontinued Operations on our audited consolidated financial statements, see notes 1.1 and 33(b) to our audited consolidated financial statements.

In addition, we present the results of our operating segments in the same manner management evaluates the performance of and strategy for the segments listed below. For more information on the segments, see note 30 to our audited consolidated financial statements.

The following tables contain a breakdown of our statement of income by segment for each of the periods indicated:

	Year Ended December 31, 2023
	Retail (1)	Grupo Éxito Discontinued Operations (1)	Other businesses(2)	Total
	(in millions of R$)
Statement of Income – Segments
Net operating revenue	19,181	-	69	19,250
Gross profit	4,747	-	70	4,817
Depreciation and amortization	(1,005)	-	(12)	(1,017)
Operating income	(90)	-	(1)	(91)
Financial expenses, net	(1,019)	-	10	(1,009)
Share of profit of associates	51	-	717	768
Income (loss) before income tax and social contribution	(1,058)	-	726	(332)
Income tax and social contribution	422	-	(4)	418
Net income (loss) – continuing operations	(636)	-	722	86
Net income (loss) – discontinued operations	(665)	(1,555)	-	(2,220)
Net income (loss) for the year	(1,301)	(1,555)	722	(2,134)

________________

(1)	The statements of operations for the years ended December 31, 2023 related to Grupo Éxito and the Extra Hiper banner were classified as “discontinued operations.” For more information on the effects of the Éxito Segregation Transaction on our audited consolidated financial statements, see notes 1.2 and 33(a) to our audited consolidated financial statements. For more information on the effects of the Extra Hiper Discontinued Operations on our audited consolidated financial statements, see notes 1.1 and 33(b) to our audited consolidated financial statements.
(2)	Includes the operations of Stix Fidelidade and Cheftime, and the share of profit of the Company in Cnova.

	Year Ended December 31, 2022
	Retail (1)	Grupo Éxito Discontinued Operations (1)	Other businesses(2)	Total
	(in millions of R$)
Statement of Income – Segments
Net operating revenue	17,250	-	71	17,321
Gross profit	4,228	-	74	4,302
Depreciation and amortization	(911)	-	(20)	(931)
Operating income	(311)	-	(49)	(360)
Financial expenses, net	(747)	-	(3)	(750)
Share of profit of associates	44	-	(249)	(205)
Income (loss) before income tax and social contribution	(1,014)	-	(301)	(1,315)
Income tax and social contribution	456	-	(2)	454
Net income (loss) – continuing operations	(558)	-	(303)	(861)
Net income (loss) – discontinued operations	864	(7)	-	857
Net income (loss) for the year	306	(7)	(303)	(4)

________________

(1)	The statements of operations for the years ended December 31, 2022 related to Grupo Éxito and the Extra Hiper banner were classified as “discontinued operations.” For more information on the effects of the Éxito Segregation Transaction on our audited consolidated financial statements, see notes 1.2 and 33(a) to our audited consolidated financial statements. For more information on the effects of the Extra Hiper Discontinued Operations on our audited consolidated financial statements, see notes 1.1 and 33(b) to our audited consolidated financial statements.
(2)	Includes the operations of Stix Fidelidade, James Delivery and Cheftime, and the share of profit of the Company in Cnova

	Year Ended December 31, 2021
	Retail	Grupo Éxito Discontinued Operations (1)	Other businesses(2)	Total
	(in millions of R$)
Statement of Income – Segments
Net operating revenue	16,268	-	70	16,298
Gross profit	4,297	-	59	4,356
Depreciation and amortization	(797)	-	(13)	(810)
Operating Income	207	-	(96)	111
Financial expenses, net	(620)	-	(3)	(623)
Share of profit of associates	47	-	(105)	(58)
Income (loss) before income tax and social contribution	(366)	-	(204)	(570)
Income tax and social contribution	718	-	7	725
Net income (loss) – continuing operations	352	-	(197)	155
Net income (loss) – discontinued operations	273	532	-	805
Net income (loss) for the year	625	532	(197)	960

________________

(1)	The statements of operations for the year ended December 31, 2021, related to Grupo Éxito and the Extra Hiper banner were classified as “discontinued operations.” For more information on the effects of the Éxito Segregation Transaction on our audited consolidated financial statements, see notes 1.2 and 33(a) to our audited consolidated financial statements. For more information on the effects of the Extra Hiper Discontinued Operations on our audited consolidated financial statements, see notes 1.1 and 33(b) to our audited consolidated financial statements.
(2)	Includes the operations of Stix Fidelidade, James Delivery and Cheftime, and the share of profit of the Company in Cnova

Year Ended December 31, 2023, Compared to Year Ended December 31, 2022

Consolidated

Net operating revenue. Net operating revenue increased by 11.1%, or R$1,929 million, from R$17,321 million in 2022 to R$19,250 million in 2023, mainly as a result of the increase of 6.1% in same-store sales in 2023, and, to a lesser extent, due to the opening of 61 new stores, of which 56 of proximity model and 5 of Pão de Açúcar banner. In addition, macroeconomic conditions, such as the reduction of unemployment rate and decrease of interest rates positively affected consumers’ purchasing power and, consequently, our sales.

Cost of Sales. Cost of sales increased by 10.9%, or R$1,414 million, from R$13,019 million in 2022 to R$14,433 million in 2023. This increase was slightly lower than the increase in the net operating revenue, which led to an improvement in the gross profit, as explained bellow.

Gross profit. Gross profit increased by 12.0%, or R$516 million, from R$4,302 million in 2022 to R$4,817 million in 2023, mainly due to reduction of shrinkage and better negotiations with suppliers.

Selling expenses. Selling expenses increased by 15.0%, or R$406 million, from R$2,699 million in 2022 to R$3,104 million in 2023, mainly due to inflation and efforts to improve the level of services in our stores, which led selling expenses to increase more compared to revenue. Selling expenses represented 16% of our net operating revenue in 2022 and 2023, respectively.

General and administrative expenses. General and administrative expenses decreased by 3.9%, or R$24 million, from R$598 million in 2022 to R$574 million in 2023, mainly due to the finalization of the 2022 resizing of the headquarter, and complemented by additional expense reductions in 2023. General and administrative expenses represented 3.4% and 3% of our net operating revenue in 2022 and 2023, respectively.

Depreciation and amortization. Depreciation and amortization increased by 9.2%, or R$86 million, from R$931 million in 2022 to R$1,017 million in 2023, mainly due to the increase in the investments made during the year in the remodeling and expansion of our stores.

Other operating expenses, net. Other operating expenses, net, decreased by 50.9%, or R$221 million, from R$434 million in 2022 to R$213 million in 2023, mainly as a result of a one-off effect of a tax contingency in 2022.

Financial expenses, net. Financial expenses, net increased by 34.5%, or R$259 million, from R$750 million in 2022 to R$1,008 million in 2023, mainly as a result of lower financial income from monetary restatement of fiscal credits and higher interests in lease liabilities, partly due to the sale and leaseback operations performed in 2023.

Share of profit of associates. Share of profit of associates decreased by R$972 million, from a loss of R$205 million in 2022 to a gain of R$768 million in 2023, mainly due to the disposal of Cnova which lead to the reversal of the R$804 million accumulated losses of Cnova.

Income tax and social contribution. Income tax and social contribution decreased by 7.6%, or R$34 million, from an income of R$454 million in 2022 to an income of R$419 million in 2023. In 2023, we stopped activating carryforward losses. This negative impact was offset by the reversion of a provision for contingencies related to CSLL – contribuição social sobre o lucro líquido, following positive jurisprudence evolution, as well as our intention to participate in an amnesty program offered by the Brazilian government.

Net income (loss) from continuing operations. As a result of the foregoing, net income (loss) from continuing operations improved by R$948 million, from a loss of R$861 million in 2022 to an income of R$87 million in 2023.

Net income (loss) from discontinued operations. Net income (loss) from discontinued operations deteriorated by R$3,077 million, from an income of R$857 million in 2022 to a loss of R$2,220 million in 2023, mainly due to the loss on disposal of R$2,082 million of Grupo Éxito, detailed as follows: (i) R$ (1,360) million due to exchange rate devaluation from the time of acquisition until the segregation; (ii) R$ (746) million remeasurement of the remaining portion in the net amount of the investment write-off; and (iii) R$ 23 million in other items of comprehensive income recycled. Other element that explains the variation is the sale of Extra Hiper operations, generating a gain in the 2022 period.

Net income (loss) for the year. As a result of the foregoing, net income for the year decreased by R$2,129 million, from a loss of R$4 million in 2022 to a loss of R$2,134 million in 2023.

Segment Information

Retail Segment

Our retail segment in 2023 consisted of sales of food and non-food products to individual consumers in Brazil at (i) supermarkets through the banners Pão de Açúcar, Extra Supermercado, Mercado Extra and Compre Bem; (ii) hypermarkets through the banner Extra Hiper; (iii) proximity stores through the banners Mini Extra, Minuto Pão de Açúcar, Pão de Açúcar Adega and Aliados Minimercado; and (iv) gas stations that operate under our Pão de Açúcar, Mercado Extra and Compre Bem banners. The retail segment also includes the revenues related to rentals of commercial spaces and e-commerce sales.

In 2023, we converted 29 Compre Bem stores into Mercado Extra stores, and opened 61 new stores, of which 49 were Minuto Pão de Açúcar, six were Minimercado Extra and five were Pão de Açúcar.

Net operating revenue. Net operating revenue increased by 11.2%, or R$1,931 million, from R$17,250 million in 2022 to R$19,181 million in 2023, mainly as a result of the increase of 6.1% in same-store-sales in 2023, and, to a lesser extent, due to the opening of 61 new stores, of which 56 of proximity model and 5 of Pão de Açúcar banner. In addition, macroeconomic conditions, such as the reduction of unemployment rate and decrease of interest rates positively affected consumers’ purchasing power and, consequently, our sales.

Cost of Sales. Cost of sales increased by 10.85%, or R$1,412 million, from R$13,021 million in 2022 to R$14,434 million in 2023. This increase was slightly lower than the increase in the net operating revenue, which led to an improvement in the gross profit as a percentage of net sales.

Operating Income. Operating income improved by R$221 million, from a loss of R$311 million in 2022 to a loss of R$90 million in 2023, mainly due to the increase of R$1,931 million in our net operating revenue and the increase of R$209 million in the line Other Operating Revenue (Expenses), which were partially offset by the increase of R$1,412 million in our cost of sales and the increase of R$413 million in selling expenses and general and administrative expenses.

Financial expenses, net. Financial expenses, net, increased by 36.4%, or R$272 million, from R$747 million in 2022 to R$1,019 million in 2023, mainly as a result of lower financial income from monetary restatement of fiscal credits and higher interests in lease liabilities, partly due to the sales and lease back operations performed in 2023.

Income (loss) before income tax and social contribution. As a result of the foregoing, income loss before income tax and social contribution deteriorated by 4.3%, or R$44 million, from a loss of R$1,014 million in 2022 to a loss of R$1,058 million in 2023.

Income tax and social contribution. Income tax and social contribution decreased by 7.3%, or R$33 million, from an income of R$456 million in 2022 to an income of R$422 million in 2023. In 2023, we stopped activating carryforward losses. This negative impact was offset by the reversion of a provision for contingencies related to CSLL – contribuição social sobre o lucro líquido, following positive jurisprudence evolution, as well as our intention to participate in an amnesty program offered by the Brazilian government.

Net income (loss) from continuing operations. As a result of the foregoing, net income (loss) from continuing operations deteriorated by R$77 million, from a loss of R$559 million in 2022 to a loss of R$636 million in 2023.

Net income (loss) from discontinued operations. Net income (loss) from discontinued operations deteriorated by R$1,529 million, from an income of R$864 million in 2022 to a loss of R$665 million in 2023, mainly due to the negative impact of Extra Hiper labor contingencies in 2023, as well as the positive impact of Extra Hiper Asset Sale in 2022.

Net income (loss) for the year. As a result of the foregoing, net income for the year decreased by R$1,607 million, from an income of R$364 million in 2022 to a loss of R$1,301 million in 2023.

Grupo Éxito

As disclosed in note 1.2 to our audited consolidated financial statements, the statement of income for the years ended December 31, 2023, 2022 and 2021 related to Grupo Éxito was classified in a single line as “discontinued operations,” as a result of the Éxito Segregation Transaction. For more information on the Éxito Segregation Transaction, see “Explanatory Note—Éxito Segregation Transaction.”

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

Cost of Sales. Cost of sales increased by 9.0%, or R$1,077 million, from R$11,942 million in 2021 to R$13,019 million in 2022 mainly due to the increase in inflation in the period and a more challenging macroeconomic scenario to negotiate with our suppliers.

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

Cost of Sales. Cost of sales remained relatively stable, from R$11,939 million in 2020 to R$11,942 million in 2021.

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

Grupo Éxito

As disclosed in note 1.2 to our audited consolidated financial statements, the statement of income for the years ended December 31, 2022 and 2021, related to Grupo Éxito was classified in a single line as “discontinued operations,” as a result of the Éxito Segregation Transaction. For more information on the Éxito Segregation Transaction, see “Explanatory Note—Éxito Segregation Transaction.”

5B. Liquidity and Capital Resources

Cash Flows

The following table sets forth information related to our cash flows as of and for the periods presented:

	As of and for the Year Ended December 31,
	2023(*)	2023(1)(2)	2022(1)(2)	2021(1)(2)
	(in millions of US$)	(in millions of R$)
Other financial information
Net cash provided by (used in):
Operating activities	116	563	(216)	2,728
Investing activities	(330)	(1,597)	2,834	(77)
Financing activities	(352)	(1,705)	(4,703)	(2,743)

Capital expenditures(3)	(242)	(1,171)	(1,626)	(1,267)

(*)	Solely for the convenience of the reader, we have translated certain real amounts at a rate of R$4.8413 to US$1.00, the closing commercial U.S. dollar selling rate as of December 31, 2023, as published by the Central Bank.
(1)	Despite the application of IFRS 5, we report the cash flows of Grupo Éxito until the loss of control of July 2023 in the consolidated cash flows of the Company.
(2)	Identically, we report the cash flows of the hypermarket business as of and for the fiscal years ended December 31, 2023, 2022 and 2021 in the consolidated cash flows of the Company.
(3)	Capital expenditures are comprised of cash used in purchases of property, equipment and intangible assets, as reflected in the consolidated statement of cash flows. They are part of the investing activities of the Company.

Sources of Funds

We have funded our operations and capital expenditures mainly from our cash flow provided by operating activities and the sale of receivables at a discount to financial institutions (banks and credit card merchant acquirers). Additionally, we have issued debentures in the local markets and entered into loans and financing agreements with financial institutions.

In 2023, we continued selling our receivables to financial institutions and credit card merchant acquirers at a discount, without a right to recourse or any related obligation. For more information on the discount on receivables, see note 8 to our audited consolidated financial statements. We believe that our sources of funds are suitable to our debt profile and sufficient to meet our working capital and investment needs.

Our primary sources of liquidity have historically been cash flows provided by our operating activities.  Cash generated in operating activities, including continuing and discontinued operations, was R$563 million in 2023. Cash used by operating activities, including continuing and discontinued operations, was R$216 million in 2022. In 2021, cash generated in operating activities was R$2,728 million.. From 2022 to 2023, the improvement of R$779 million in net cash provided from operating activities was mainly due to an improvement of R$ 1,784 million in the working capital of the Company, mostly due to the deconsolidation of Grupo Exito in July 2023. This improvement was partially offset by a lower cash generation from the operation of R$ 1,005 million directly linked with the deconsolidation of Exito, which was a high cash generating operation. From 2021 to 2022, the decrease of R$2,944 million in net cash provided from operating activities was mainly due to a decrease of R$964 million in net income and decrease of R$2,183 million in interest and monetary variations.

Net cash from investment activities was R$(1,597) million, R$2,834 million and R$(77) million for the years ended December 31, 2023, 2022 and 2021, respectively. In 2023, our net cash used in investment activities was mainly related to store openings, store renovations, purchases of equipment and intangible assets, deconsolidation of Éxito and sale of non-core assets. In 2022, it was related to store openings, store renovations, purchases of equipment and intangible assets and the sale of the Extra Hiper. In addition, in 2023, 2022 and 2021, we used net cash in operating activities primarily for investments in our capital expenditures program, totaling R$(1,171) million, R$(1,626) million and R$(1,267) million, respectively. Proceeds from sales of property and equipment in 2023 generated a cash flow of R$876 million mainly due to the sale of property of 11 stores, in a sale and lease back operation, and the sale of property in Rio de Janeiro. In 2022, proceeds from sales of property and equipment generated a cash flow of R$4,560 million mainly due to the Extra Hiper Asset Sale.

Net cash used in financing activities was R$1,705 million, R$4,703 million and R$2,743 million for the years ended December 31, 2023, 2022 and 2021, respectively.

From 2022 to 2023, the decrease was due to lower debt and interest repayments compared to 2022 (R$ 2,145 million instead of R$ 4,579 million in 2022) coupled with a stable amount of new debt raised. It is also worth mentioning the impact of the deconsolidation of Grupo Exito in these numbers.

From 2021 to 2022, the increase of cash used was due to a decrease in our demand for new indebtedness. Our year-end current and noncurrent borrowings and financing decreased by 25%, or R$$1,942 million, from R$7,805 million as of December 31, 2021 to R$5,863 million as of December 31, 2022, and consisted of:

•	R$5,402 million in real-denominated loans; and
•	R$461 million in U.S. dollar-denominated debt, swapped to real-denominated loans.

Our year-end total cash position decreased by 20.8%, or R$780 million, from R$3,751 million as of December 31, 2022 to R$2,971 million as of December 31, 2023.

We expect to fully pay, using cash flows from operating activities and new financing, or refinance the portions of our indebtedness due in 2024 to 2025. For information on recent developments relating to our indebtedness, see “—Financial Instruments.”

Financial Instruments

Derivatives

We use derivatives, such as swaps, aiming to hedge the exchange exposure risk to U.S. dollar and euros, converting the cost of debt into domestic currency and interest rates.

Contractual Obligations

Our estimated future contractual obligations were R$12,563 million as of December 31, 2023, and include current and long-term debt, debentures, accrued interest related to debentures, lease liabilities and trades payable.

During the fiscal year ending December 31, 2024, we do not have obligation to repay any long-term debt. After the fiscal year 2023, our long-term debt obligation totals R$3,930 billion and accrued interest related to long-term debt totals R$370 million.

During the fiscal year ending December 31, 2024, we have a current obligation to pay R$44 million of accrued interest related to debentures. After the fiscal year 2023, our obligation related to the payment of the principal amount of debenture totals R$2,935 billion and accrued interest related to debentures of R$415 million.

For lease liabilities, we had a current and long-term obligation of R$474 million and R$3,826 million respectively, for the fiscal year ended on December 31, 2023 and R$ 490 million and R$3,547 million, respectively, for the fiscal year ended in 2022. For more information on our long-term debt and lease liabilities, see note 22 to our 2022 audited consolidated financial statements.

Promissory Notes

In July 2021, we issued commercial promissory notes in the total principal amount of R$1 billion, of which (i) R$500 million refers to the first series, which accrues interest at 1.55% per year plus the average CDI rate and matures on July 30, 2025, and (ii) R$500 million refers to the second series, which accrues interest at 1.65% per year plus the average CDI rate and matures on July 30, 2026. As of December 31, 2023, the total outstanding amount under this issuance was R$1,356 million.

Non-Convertible Debentures

In May 2021, we issued non-convertible debentures in two series in Brazil in the total principal amount of R$1.5 billion, of which (i) R$980 million refers to the first series, which accrues interest at 1.70% per year plus the average CDI rate and matures on May 10, 2026, and (ii) R$520 million refers to the second series, which accrues interest at 1.95% per year plus the average CDI rate and matures on May 10, 2028. As of December 31, 2023, the total outstanding amount under this issuance was R$1,498 million.

In February 2023, we issued non-convertible debentures in Brazil in the total principal amount of R$500 million, of which (i) R$376.6 million refers to the first series, which accrues interest at 1.0% per year plus the average CDI rate and matures on February 11, 2028, and (ii) R$123.3 million refers to the second series, which accrues interest at 1.2% per year plus the average CDI rate and matures on February 13, 2030. As of December 31, 2023, the total outstanding amount under this issuance was R$533 million.

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

Borrowings in Foreign Currencies

As of December 31, 2023, we had borrowings in U.S. dollars to strengthen our working capital, maintain our cash strategy, extend our debt profile and make investments. As of December 31, 2023, the total outstanding amount (corresponding to principal and interest) under these agreements was R$142 million.

On October 13, 2020 and October 25, 2021, we entered into two financing agreements in the aggregate amount of R$448 million, accruing interest at 2.12% per year, and with maturity in October, 2023 and October, 2024. Both agreements have been hedged by a swap contract linked to CDI, according to our internal derivative policy. As of December 31, 2023, the aggregate amount outstanding under these financing agreements was R$170 million.

For more information on our borrowings in foreign currencies, see note 17.5 and 17.7 to our audited consolidated financial statements.

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

Off-Balance Sheet Arrangements

Except for guarantees we provided for obligations of Cnova Brazil and Casas Bahia under certain agreements as disclosed in “Item 4. Information on the Company—4A. History and Development of the Company—Changes in Our Business—Sale of Home Appliances Operating Segment,” we do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

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

In 2023, we overcame important challenges, such as completing the transition to discontinue hypermarket model. We successfully enhanced our profitability, reducing expenses and shrinkage. We conducted a comprehensive category management project, focused on placing the right product in the correct store, reaching an on shelf availability of 95%, a benchmark for Brazilian retail industry. We defined new guidelines for our multichannel operations, transforming the physical store into a product distribution hub. As a result of this work, in 2023, GPA posted an improvement in the profitability indicators. The financial indicators demonstrate that we have taken important steps towards an increasingly healthier business with consistent and sustainable results.

We opened 61 new stores in 2023, most of which on proximity format, under the Minuto Pão de Açúcar banner. In ecommerce, we made a major operational change, migrating 100% of orders to ship from stores, integrating ecommerce with store operations. We had growth of more than 13% in ecommerce revenue in 2023 vs. 2022 with an increase in our contribution margin, supported by an important efficiency gain in the process, which allowed us to reduce expenses with sales growth.

It is also important to note the successful conclusion of the Éxito Segregation Transaction, with the distribution of Éxito common shares to GPA shareholders in August 2023, and the sale of the entire GPA's remaining stake (13.3%) in Éxito, announced to the market in October 2023 and concluded in January 2024. It was an important step towards generating value to our shareholders. For further information on the Éxito Segregation Transaction and sale of our minority stake in Éxito, see “Explanatory Note—Éxito Segregation Transaction”.

Furthermore, GPA sold the stake in the capital of Cnova to Casino Group and performed the sale of other non-core assets, transactions that totalled more than R$ 600 million of cash for the Company in 2023 and contributed to the optimization of the capital structure. For further information on the sale of our stockholdings in Cnova to Casino Group, see “Item 4. Information on the Company—Item 4A. History and Development of the Company—Changes in Our Business— Corporate Reorganization of E-commerce Operating Segment and Sale of Cnova to Casino Group.”

We see 2024 as the year of accelerating earnings, consolidating our position in the premium market, strengthening our proximity and mainstream brands, while also accounting for gains from improving the capital We arrived this year stronger and with an improved value proposition, which will allow us to continue delivering consistent results to our stakeholders.

5E. Critical Accounting Estimates

For information on critical accounting estimates, see note 5 to our audited consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

Board of Directors

The following table sets forth the name, position, year of election and date of birth of each of the members of our board of directors as of the date of this annual report. The current board of directors was appointed by the general shareholders’ meeting held on January 11, 2024, and took place on April 18, 2024. A brief biographical description of each of our board members follows the table:

Name	Position	First Year Elected	Date of Birth
Renan Bergman	Chairman (Independent)	2020	February 16, 1954
Christophe José Hidalgo	Director	2020	October 25, 1967
Marcelo Pimentel	Director	2022	April 3, 1973
Ronaldo Iabrudi dos Santos Pereira	Director (Independent)	2024	May 14, 1955
Eleazar de Carvalho Filho	Director (Independent)	2012	July 26, 1957
Philippe Alarcon	Director	2024	March 22,1958
José Luis Gutierrez	Director (Independent)	2024	March 12, 1961
Márcia Nogueira de Mello	Director (Independent)	2024	March 14,1965
Rachel de Oliveira Maia	Director (Independent)	2024	January 30, 1971

________________

Mr. Renan Bergmann holds a Bachelor's Degree in Chemical Engineering from the Federal University of Rio Grande do Sul. He completed the Executive Program at the John E. Anderson Graduates School of Management and the “Making Corporate Board More Effective” Executive Program at Harvard Business School, with a specialization in corporate governance, compliance, and people strategy. He was a member of the board of directors of Fogo de Chão, with activities focused on food security and food support for the families of employees affected by the decrease in income during the pandemic, food and family well-being, guaranteed basic income/ information security/ cyber security until September 2023. Furthermore, he holds a position on the board of directors at Paragon, a company specializing in the plastic film sector, prioritizing resource-conscious production techniques. Senior Advisor of the Rhone Group. He held positions on the board of directors for SLC Participações, specializing in the agribusiness sector, and FCC Campo Bom. Additionally, he was a Board member of CCRR, a company engaged in infrastructure and highway concession operations, and Ranpak, a producer of environmentally friendly packaging, and Board member of Almatis, refractory company for high temperature furnaces.

Mr. Christophe José Hidalgo held the position of interim Chief Executive Officer from November 2020 to March 2021, in addition to his roles as Vice President of Finance and Investor Relations. He has been the Company's Vice President of Finance since 2012. From 2010 to 2012, he held the position of CFO (Chief Financial Officer) at Grupo Éxito (Colombia), which is a subsidiary of the Casino Group. After joining Casino in 2000, he held multiple positions in finance and controlling within the Casino Group. In his previous engagement in Brazil, he held the position of CFO for the Castorama network from 1996 to 2000. Christophe, a French citizen, holds a bachelor's degree in private law and a degree in finance and accounting, both from the University of Bordeaux in France.

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

Mr. Ronaldo Iabrudi served as our chief executive officer from January 2014 to April 2018. Previously, he was the chairman of the boards of directors of Lupatech, Contax and Telemar, and a member of the board of directors of Estácio, Magnesita Refratários S.A., or Magnesita, Cemar, Oi/Telemar, RM Engenharia and Ispamar. He was also chief executive officer of Magnesita from 2007 to 2011 and from 1999 to 2006 he worked for Grupo Telemar, where he held several positions, including chief executive officer of Oi/Telemar and Contax. From 1997 to 1999, Mr. Iabrudi was chief executive officer of FCA (Ferrovia Centro-Atlântica) and from 1984 to 1997, he was chief financial and administrative officer and chief human resources officer at the Gerdau group. Mr. Iabrudi earned a degree in psychology from Pontifícia Universidade Católica de Minas Gerais, a master’s degree in organizational development from Université Panthéon Sorbonne and a master’s degree in change management from Université Paris Dauphine.

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

Mr. Philippe Alarcon he held a position on the Company's board of directors from 2019 to 2021, and in 2021 and 2022, he served on Assaí's board of directors. This executive has served as Casino Group's chief international coordination officer since 2011 and has held multiple roles within the group's companies since joining the Casino Group in 1983. Following his tenure as director in the Casino Group Finance Department, he held multiple roles as Chief Financial Officer in several subsidiaries of the Casino Group, encompassing industrial subsidiaries, supermarkets, and restaurants. He initiated his international career in Poland, assuming the role of Chief Financial Officer of Casino Poland for a span of 8 years, and subsequently serving as Chief Executive Officer of the Real Estate Business. In 2005, he made his way back to France to take on the role of general manager for the Casino Group's real estate division until 2011, at which point he assumed the position of International Executive Officer for the Casino Group, a position he held until January 2021. Moreover, he has been holding the position of board of directors member at Grupo Éxito since 2012, serves on the Supervisory Committee at Green Yellow, and fulfills the role of Chief Executive Officer at Mayland Real Estate in Poland. Currently, Mr. Philippe Alarcon does not hold any other positions in the Casino Group other than the position in the Company and the positions mentioned hereinabove.

Mr. José Luiz Gutierrez boasts a comprehensive background in the food retail sector, spanning more than 20 years. During this time, he held various positions at Carrefour Spain (1999-2004), Carrefour Portugal (2005-2007), Carrefour Spain (2008-2014) where he ascended to the role of CEO in 2011, Carrefour Brazil (2015-2019), and Carrefour Milan (2019-2020). While working at Carrefour Brasil, he took on the responsibility of managing the company's turnaround process. Currently, Mr. José Luiz fulfills the role of an independent business consultant, offering expertise in handling economic crises, executing turnaround processes, reconfiguring business models, optimizing trade activities, and implementing digital solutions.

Ms. Marcia Nogueira de Mello boasts a wealth of experience in her roles as a board member and advisor to various Brazilian and international companies. Presently, she serves on the boards of Banco Internacional del Perú SAA Interbank and PagSeguro Digital Ltd., among other notable companies. In the past, she held the position of Chief Commercial Director at Cielo SA, Executive Officer at Global Payments South America Brasil-Serviços de Pagamentos SA, and Chief Commercial Officer at MNLT SA. She has a degree in computer science from Universidade Presbiteriana Mackenzie.

Ms. Rachel Maia, has been serving as an independent member of Vale's board of directors since May 2021, assuming the roles of Coordinator of the Sustainability Committee (since May 2023) and Member of the Audit and Risk Committee (since December 2022). Key professional roles experiences over the past 5 years: (i) Member of the Sustainability Committee (May 2021 to April 2023) and Member of Vale's Audit Committee (May 2022 to December 2022); (ii) Founder of a non-profit organization known as CAPACITA-ME (since December 2018); (iii) Founder and CEO of RM Consulting, focused on the S of ESG and Leadership (since April 2018); (iv) Independent Member of the board of directors of Banco do Brasil (May 2021 to April 2023); (v) Independent member of the board of directors of CVC Corp (since March/2021); (vi) Independent member of the board of directors of Grupo Soma (December 2020 to May 2022); (vii) Carrefour Diversity and Inclusion Advisor (November 2020 to November 2021); (viii) Member of the Women of Brazil Group (since 2020); (ix) Member of the Economic and Social Committee of the Development Council (since 2018); (x) SumUp Administrative Consultant (December 2020 to December 2021); (xi) President of the UNICEF Advisory Board (October 2019 to September 2021); (xii) Member of the General Council of the Danish Consulate (April/2014 to November 2020); (xiii) Member of the Danish Chamber of Commerce (April 2014 to November 2020); (xiv) CEO of Lacoste S.A. (Brazil) (October 2018 to September 2020); (xv) Member of the Committee of the President of the American Chamber of Commerce (AmCham) (April 2016 to October 2019); (xvi) Member of the Institute for Retail Development (2016 to 2018); (xvii) CEO of Pandora Brasil (April 2010 to April 2018); and (xviii) Member of the Americas Council of the Executive Leadership Group (ELG) (January 2013 to March 2018). Education: Degree in Accounting from FMU University Center in 1996; MBA from Fundação Getúlio Vargas (FGV) in 2018; Sant' Paul SEER: Advanced Program for CEOs, Advisors, and Presidents in 2021; Harvard Business School Executive Education Negotiation & Leadership (taken in 2014); Master in Business Administration, Finance Executive from FIA (Fundação Instituto de Administração) (2006 and 2007); English Language and Leadership Program, General Management degree from the University of Victoria (between 2000 and 2001).

Executive Officers

The following table sets forth the name, position, year of election and date of birth of each of our executive officers as of the date of this annual report. A brief biographical description of each of our executive officers follows the table:

Name	Position	First Year Elected	Date of Birth
Marcelo Pimentel	Chief Executive Officer	2022	April 3, 1973
Rafael Sirotsky Russowsky	Chief Financial Officer and Investor Relations Officer	2023	December 10, 1977
Fréderic Garcia	Chief Business’ Operations Officer	2021	March 24, 1970
Joaquim Alexandre Fernandes Sousa	Commercial Officer	2022	July 22, 1971

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

6B. Compensation

For the year ended December 31, 2023, the aggregate compensation expense of our directors, executive officers and members of committees was R$ 52.2 million, of which R$ 45.8 million was paid in cash. Our executive officers receive a package of benefits in line with market practices, including health and dental insurance, biannual medical check-ups, pension plan, life insurance, meal vouchers and purchase discounts. According to the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, listed companies are required to publicly disclose the lowest, highest and average individual compensation paid to directors, executive officers and members of the fiscal council.

In July 2007, the Company established a supplementary private pension plan to its employees and engaged the financial institution Brasilprev Seguros e Previdência S.A. to manage the plan. The Company provides monthly contributions on behalf of its employees based on services rendered to the Company. Contributions made by the Company in the year ended December 31, 2023, amounted to R$ 0.2 million and employees’ contributions amounted to R$ 0.2 million with three participants.

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

Compensation of the Board of Directors, Executive Officers and Fiscal Council for 2022, 2023 and 2024 (expected)

The table below indicates the compensation of members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2022:

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

The table below indicates the compensation of members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2023:

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(in R$, when applicable)
Number of members	12	4	3	19
Number of compensated members	11	4	3	18
Fixed compensation
Fixed annual compensation	21,866,692	19,882,398	186,000	41,935,091
Benefits	834,626.06	2,623,591		3,458,217
Variable compensation
Profit sharing		3,900,272		3,900,272
Participation in meetings
Others (invitees’ compensation, contributions and taxes)
Post-employment benefit
Benefits on ceasing to exercise the position
Share-based compensation	837,399	2,051,851		2,889,251
Total compensation	23,538,718	28,458,114	186,000	52,182,833

The table below indicates the expected compensation of members of the board of directors and members of the committees of the board of directors, executive officers and fiscal council for 2024 (expected):

	Board of directors and members of the committees of the board of directors	Executive officers	Fiscal council	Total
	(in R$, when applicable)
Number of members	8.75	4	0	12.75
Number of compensated members	8.5	4	0	12.50
Fixed compensation
Fixed annual compensation	10,996,940	14,587,075		25,584,015
Benefits		2,885,950		2,885,950
Variable compensation
Profit sharing		11,093,165		11,093,165
Participation in meetings
Others (invitees’ compensation, contributions and taxes)
Post-employment benefit
Benefits on ceasing to exercise the position
Share-based compensation		30,807,240		30,807,240
Total compensation	10,996,940	59,373,431	0	70,370,371

Variable Compensation for 2022, 2023 and 2024 (expected)

Below we present the variable compensation of our executive officers paid in 2022, 2023 and 2024 (expected):

2022	Executive officers
(in R$, when applicable)
Number of members	4
Number of compensated members	4
Profit sharing
Minimum expected amount	-
Maximum expected amount	17,261,355
Expected amount – goals achieved	8,630,678
Amount actually recognized	0

2023	Executive officers
(in R$, when applicable)
Number of members	4
Number of compensated members	4
Profit sharing
Minimum expected amount	0.00
Maximum expected amount	22,176,448
Expected amount – goals achieved	11,088,224
Amount actually recognized	3,900,273

2024 (expected)	Executive officers
(in R$, when applicable)
Number of members	4
Number of compensated members	4
Profit sharing
Minimum expected amount	0.00
Maximum expected amount	22,186,330
Expected amount – goals achieved	11,093,165

Employee Stock Option Plan

At an extraordinary shareholders’ meeting held on May 9, 2014, our shareholders voted to (i) approve the creation of a stock option plan, or our stock option plan, and (ii) create a compensation plan for employees based on stock options, or our compensation plan. Our stock option plan and our compensation plan originally granted options to purchase preferred shares (which were recently converted into common shares), including to members of our board of directors. The Stock Option Plan and the Compensation Plan were further amended as a result of the resolutions approved at the annual and special shareholders’ meeting held on April 24, 2015, April 25, 2019 and December 31, 2019. The December 31, 2019 amendment reflected the changes relating to the conversion of our preferred shares into common shares, as a result of our migration to the Novo Mercado listing segment of B3, as approved by our shareholders on December 31, 2019. Accordingly, as of December 31, 2023, our Stock Option Plan and the Compensation Plan grant the option to purchase common shares to our employees, including to members of our board of directors.

On April 29, 2024, our shareholders approved, at the general shareholders’ meeting, a new share-based compensation plan. Our new plan replaces the rules relating to the grant of options. Our new plan became effective as of that date.

General Terms and Conditions

stock option plan is managed by our environmental, social and corporate governance sustainability (ESG) committee of our board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under our Stock Option Plan is designated with a serial number beginning with the letter “C.”

Our employees and executive officers, as well as the employees and executive officers of our subsidiaries, who are considered “key executives,” are eligible to participate in our Stock Option Plan, subject to the approval of the Environmental, Social and Corporate Governance Sustainability (ESG) Committee. Participation in our Stock Option Plan is independent of other forms of compensation, such as wages and benefits.

Compensation Plan

Our Compensation Plan is also managed by the Environmental, Social and Corporate Governance Sustainability (ESG) Committee of our board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under our Compensation Plan is designated with a serial number beginning with the letter “B.” As of December 31, 2023, the outstanding series of stock options under our Compensation Plan were Series B9 and B10.

Our employees and executive officers, as well as the employees and executive officers of our subsidiaries, who are considered “key executives,” are eligible to participate in our Compensation Plan, subject to the approval of the Environmental, Social and Corporate Governance Sustainability (ESG) Committee. Participation in our Compensation Plan is independent of other forms of compensation, such as wages and benefits.

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

For each series of options granted under the Stock Option Plan, the exercise price of each stock option will correspond to 80% of the average of the closing price of the common shares issued by the Company, in the prior 20 trading sessions of the B3 prior to the date of the meeting of the Environmental, Social and Corporate Governance Sustainability (ESG) Committee, in which the options are granted.

prior 20 trading sessions of the B3 prior to the date of the meeting of the Environmental, Social and Corporate Governance Sustainability (ESG) Committee, in which the options are granted.

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

Outstanding Stock Options

The charts below detail the outstanding stock options for the members of our senior management, as of December 31, 2023.

	As of December 31, 2023
	Number of options
In relation to each option grant:	Series B9	Series B10
Grant date	05/31/2023	05/31/2023
Number of options granted (in number of shares)	487,000	4,875,000
Deadline for the options to become exercisable	06/01/2026	06/01/2026
Deadline for the exercise of the options	11/30/2026	11/30/2026
Period of restriction to the transfer of the shares	n.a.	n.a.

Average weighted exercise price of each of the following groups of shares:
Outstanding at the beginning of the year (in R$ per share)	0.01	0.01
Lost during the year (R$ per share)	n.a.	n.a.
Exercised during the year (R$ per share)	0.01	0.01
Expired during the year (R$ per share)	n.a.	n.a.
Fair value of the options on the grant date (in R$ per share)	3.41	3.52
Potential dilution in case of exercise of the options	0.18%	1.81%

Stock Options Exercised and Shares Delivered

In 2023, no stock options were exercised by members of our senior management and 2,233,092 shares were delivered to certain members of our senior management.

We recognized share-based payment expenses of R$ 14 million, R$27 million and R$10.1 million in our audited consolidated financial statements in 2023, 2022 and 2021, respectively. These amounts included the amounts related to accelerated vesting of certain stock options.

Maximum, Minimum and Average Compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

The tables below contain the highest, lowest and average individual compensation of our directors, executive officers and members of the fiscal council for the years ended December 31, 2021, 2022 and 2023.

Highest, Lowest and Average Individual Compensation for the Year Ended December 31, 2021

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
Number of members	9.67	2.83	2.58
Number of compensated members	8.67	2.83	2.58
Highest compensation (R$)(1)	25,722,978	9,329,083	156,000
Lowest compensation (R$)(2)	53,005	911,422	46,000
Average compensation (R$)	3,897,515	9,968,921	167,441

________________

(1)	The highest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council was received by members who provided services to our Company for 12 months.
(2)	The calculation of the lowest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council excludes members who provided services to our Company for less than 12 months in the year.

Highest, Lowest and Average Individual Compensation for the Year Ended December 31, 2022

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
	(in R$, when applicable)
Number of members	12	4	3
Number of compensated members	11	4	3
Highest compensation (R$)(1)	43,161.131	15,775,839	156,000
Lowest compensation (R$)(2)	224,640	4,989,079	138,000
Average compensation	5,633,579	7,937,747	144,000

________________

(1)	The highest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council was received by members who provided services to our Company for 12 months.
(2)	The calculation of the lowest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council excludes members who provided services to our Company for less than 12 months.

Highest, Lowest and Average Individual Compensation for the Year Ended December 31, 2023

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
Number of members	12	4	3
Number of compensated members	11	4	3
Highest compensation (R$)(1)	16,779,266	13,336,087	67,167
Lowest compensation (R$)(2)	187,200	2,728,270	59,417
Average compensation (R$)	2,139,883	7,114,529	62,000

________________

(1)	The highest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council was received by members who provided services to our Company for 12 months.
(2)	The calculation of the lowest annual individual compensation for each of the board of directors, statutory board of executive officers and fiscal council excludes members who provided services to our Company for less than 12 months.

Insurance

We maintain officers’ and directors’ liability insurance with a certain limit, covering all our executive officers against damages attributed to them in the good faith exercise of their functions. The policy is automatically extended to the management of our subsidiaries.

In addition, we may also enter into indemnity agreements with our officers as an additional layer of protection since April 28, 2021, by virtue of a change to our bylaws. Those indemnity agreements supplement the officers’ and directors’ liability insurance currently in place and may only be applied for the excess liability not covered by the insurance policies.

Clawback Policy

In December 2023, we adopted a clawback policy that applies to excess incentive compensation received by certain of our officers. Under this policy, “excess incentive compensation” is defined broadly to include any cash, equity-based or equity-linked compensation to the extent the amount is paid, earned, vested or granted based wholly or in part on the attainment of financial reporting measures (e.g., stock price and total shareholder return) to an officer covered by the policy during a recoupment period. Such “excess incentive compensation” is calculated based upon the incorrect reported financial results of the Company that would have been received by the officer if such amounts had been determined based on the financial results of the Company as restated.

The policy provides that in the event that we are required to prepare an accounting restatement of our financial statements due to our material noncompliance with any financial reporting requirements under the securities laws, or that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were not corrected in the current period or left uncorrected in the current period, we will recover (on a pre-tax basis) from the relevant officers any excess incentive compensation received by those officers on or after December 2023 and during the three completed fiscal years immediately preceding the date that the restatement was required.

The recovery of the excess incentive compensation applies regardless of whether the officer engaged in misconduct or otherwise caused or contributed to the requirement of a restatement. For further information on our clawback policy, see Exhibit 6(b).1 to this annual report.

6C. Board Practices

According to our bylaws and the internal regulation of our board of directors, the board of directors shall consist of seven to nine members, elected and removable by the annual shareholders’ meeting. The term of office of the members of the board of directors shall be up to two years, with re-election permitted. The board of directors shall have a chairman and up to one vice-chairmen, appointed by the board of directors. The board of directors shall ordinarily meet at least six times a year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan and strategic plan and shall extraordinarily meet whenever necessary.

Our board of directors is comprised of nine members elected by our shareholders, with six of those being independent directors. The term of office of all of our directors will expire in the first meeting of our board of directors to be held after the 2026 annual shareholder’s meeting which will approve the financial statements of the fiscal year of 2025. We are managed by our board of directors and by our board of executive officers. None of our directors and officers is party to an employment agreement providing for benefits upon termination of employment, except for those benefits provided by Brazilian labor law.

The board of executive officers shall consist of two to 14 members, shareholders or not, resident in Brazil, appointed and removed by the board of directors, being necessarily appointed one Chief Executive Officer, one Investor Relations Executive Officer and the others Vice Executive Officers and Officers. As of December 31, 2023, our board of executive officers was composed of four members.

The responsibilities of our executive officers include adopting plans related to our management and operations, reporting to shareholders each fiscal year on the status of our business activities, presenting the year-end balance sheets and other legally required financial statements and submitting investment programs and budgets to our board of directors.

Our executive officers are elected by our board of directors for two-year terms, although any executive officer may be removed by our board of directors before the expiration of his or her term. On May 5, 2023, our directors elected our executive officers. The term of all executive officers expires on the date of the first board of directors meeting after the 2025 annual shareholders’ meeting.

Committees of the Board of Directors

As of the date of this annual report, we have the following five advisory committees: (i) audit committee; (ii) environmental, social and corporate governance sustainability (ESG) committee; (iii) financial committee; and (iv) strategic committee. The responsibilities of our committees are set by their respective internal regulations. The members of each committee are appointed by our board of directors and the board of directors also designates the coordinator of each advisory committee. The committees may include one member who is external and independent, except for the audit committee, which has specific rules described below. Each special committee is composed of at least three and up to five members for a term of office of two years, reelection being permitted. In addition to these committees, the board of directors may create other committees with special roles.

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

The following members were appointed by our board of directors to our statutory audit committee:

Name	Position	First Year Elected	Date of Birth
Christophe José Hidalgo (1)	Coordinator and Member(2)	2020	October 25, 1967
Gisélia da Silva	Member	2018	December 30, 1961
Ronaldo Iabrudi dos Santos Pereira	Member	2024	May 14, 1955
Rachel de Oliveira Maia	Member	2024	January 30, 1971

(1)	Member of board of directors.
(2)	The role of the coordinator of the statutory audit committee is provided for in CVM Resolution No. 23, of February 25, 2021. His responsibilities are to chair the meetings, represent the committee to our administrative bodies and enforce the provisions of the internal regulation.

Mr. Christophe José Hidalgo. Please see “—6A. Directors and Senior Management—Board of Directors” for Mr. Hidalgo’s biography.

Ms. Gisélia da Silva holds a law degree from the Pontíficia Universidade Católica in the state of Rio Grande do Sul (PUC-RS), an MBA in marketing from Escola Superior de Propaganda e Marketing in the state of São Paulo (ESPM-SP), an L.L.M. degree in corporate law from Insper, in the city of São Paulo, a Post-MBA in Advanced Boardroom Program for Women from Saint Paul Business School, in the city of São Paulo, and the Columbia University, in the city of New York, in addition to a corporate director certificate awarded by Harvard Business School. She worked for more than 18 years for the CPFL Energia group, having held the positions of institutional relations advisor, corporate law manager and head of the corporate governance advisory area. She is a member of the board of directors and law committees of the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa - IBGC), as well as an independent member of the management committee of the Integra Rating of governance in sports. She was an independent member of the board of directors of Eletronorte and CGT Eletrosul from 2018 to 2023, a member of the audit committee of Casas Bahia from 2018 to 2019, and an alternate member of the fiscal council of SABESP, from 2020 to 2021. Ms. Silva is the founding partner of GIS DS, a consulting firm specialized in integrity culture and corporate governance.

Mr. Ronaldo Iabrudi. Please see “—6A. Directors and Senior Management—Board of Directors” for Mr. Iabrudi’s biography.

Mrs. Rachel Maia. Please see “—6A. Directors and Senior Management—Board of Directors” for Mrs. Maia’s biography.

Environmental, Social and Corporate Governance Sustainability (ESG) Committee

The environmental, social and corporate governance sustainability (ESG) committee holds meetings at least once every three months and has the following duties: (i) suggesting amendments to the committee’s internal regulation, submitting them to the board of directors’ consideration; (ii) discussing and recommending an organizational structure model for the Company, to be submitted to the board of directors’ consideration; (iii) evaluating and recommending to the board of directors policies on management and development of people, as well as guidelines for attracting and retaining talents; (iv) identifying, both in the Company and in its subsidiaries, potential future leaders and follow up the development of their corresponding careers (v) reviewing and discussing the recruitment and hiring methods adopted by us, by taking those used by similar Brazilian companies as a parameter; (vi) examining the candidates to be elected to the board of directors and to the committees, including external members, based on professional experience, technical qualifications, as well as economic, social and cultural representativeness; (vii) examining and recommending to the board of directors the selected candidates for the position of chief executive officer of the Company, as well as the candidates selected by the chief executive officer to hold a position in our board of executive officers; (viii) reviewing and discussing the compensation policy applicable to our management, recommending to the board of directors the criteria of compensation, benefits and other programs, including the stock option program; (ix) reporting periodically to the board of directors its assessment of the applicability and effectiveness of compensation policies adopted by us, in order to assess the effectiveness of these policies in rewarding performance and discriminate against non-satisfactory performance, according to metrics aligned to our strategic goals, as well as to attract and retain talent; (x) discussing and suggesting criteria to annually evaluate the performance of our executive officers, by taking those used by similar Brazilian companies as a parameter, as well as supporting our board of directors in the evaluation process, manifesting its recommendations to the individual assessments of our board of directors; (xi) recommending and monitoring the adoption of the best corporate governance practices, as well as coordinating the process of implementing and maintaining such practices in the Company, as well as the effectiveness of the corporate governance processes, proposing changes, updates and improvements when necessary; (xii) draft and periodically submit to the board of directors a review of the Company’s hiring policy with its related parties, as well as all other policies necessary for the adoption, by the Company, of the best management and corporate governance practices; (xiii) guiding and ensuring the adoption of the best corporate governance practices in our business, promoting discussions on sustainable development policies and initiatives and themes that are deemed important to members of our board of directors and executive officers; (xiv) monitoring key indicators and implementation of policies relating to environmental, social and governance matters; among others.

We have a Related Party Transactions Policy which requires that such transactions be conducted at arm’s length and in the interest of the Company. This policy also establishes the corporate body responsible for approving related party transactions. Our environmental, social and corporate governance sustainability (ESG) committee is responsible for, among other things, reviewing whether the procedures set forth in the Related Party Transactions Policy are followed. Additionally, if the related party transaction exceeds the amount of R$25 million, our environmental, social and corporate governance sustainability (ESG) committee must analyze the transaction and recommend it for final approval by our board of directors.

As of the date of this annual report, our Environmental, Social and Corporate Governance Sustainability (ESG) Committee is composed of Eleazar de Carvalho Filho (Presidente), Rachel Maia, Marcelo Pimentel e Ronaldo Iabrudi Pereira dos Santos. Please see “—6A. Directors and Senior Management—Board of Directors” for the members’ biography.

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

As of the date of this annual report, our financial committee is composed of Eleazar de Carvalho Filho (President), Christophe Hidalgo, José Gutierrez, Philippe Alarcon, Márcia Mello. Please see “—6A. Directors and Senior Management—Board of Directors” for the members’ biography.

The Strategic Committee

The strategic committee, aside from ensuring our interests, in the scope of its functions, has the following attributions: (i) suggest changes in its regulation, submitting it to the board of directors for resolution; (ii) recommend and monitor the adoption of best practices of innovation, as well as coordinating the implementation process and maintenance of such practices, as well as the effectiveness of innovation processes, proposing changes, updates and improvements when necessary; (iii) prepare or review periodically, as the case may be, any documents related to innovation of our business, elaborating recommendations for changes, criticisms and suggestions that it deems to be necessary to the board of directors, in order to keep them constantly updated with respect to our innovation practices; (iv) assist the board of directors in the analysis of technological trends and innovations, as well as evaluate our projects, initiatives and investment proposals from the perspective of innovation; (v) opine on any other matters submitted by the board of directors to it, as well as on those that it considers relevant.

As of the date of this annual report, our strategic committee is composed of Marcelo Pimentel (Coordinator), Philippe Alarcon, José Gutierrez, Márcia N. Mello. Please see “—6A. Directors and Senior Management—Board of Directors” for the members’ biography.

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

At our shareholders’ meeting held on April 29, 2024, our shareholders decided not to install a fiscal council for the current year (2024).

6D. Employees

As of December 31, 2023, we had 39,990 employees (calculated on a full-time employee equivalent basis) located in Brazil. In Brazil, in 2023, over 40.34% of leadership positions were occupied by women and we experienced an increase of 0.4 p.p. in the percentage of persons with disabilities, when compared to 2022.

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

The following table sets forth the number of our employees in Brazil as of December 31, 2023, 2022 and 2021:

	As of December 31,(1)
	2023	2022	2021
Operational	37,402	34,855	47,411
Administrative	2,588	2,470	3,104
Total	39,990	37,325	50,515

________________

(1)	Based on the average of the full-time equivalent number of employees, which is the product of the number of employees (full- and part-time) and the ratio of the average monthly hours of all retail employees to the average monthly hours of all full-time employees. The numbers in the table are related to our continuing operations in 2023, 2022 and 2021.

6E. Share Ownership

As of March 31, 2023, members of our board of executive officers directly owned an aggregate amount of 9,871 common shares while the members of our board of directors directly held an aggregate amount of 116,556 common shares. As of the same date, none of our executive officers nor directors held directly, individually, more than 1% of our outstanding common shares. For more information on direct share ownership of our board members, see “Item 7. Major Shareholders and Related Party Transactions—7A. Major Shareholders.” As of December 31, 2023, our management and some of our employees also owned options to purchase an aggregate amount of 4,691,976 common shares at a per-share weighted average purchase price of R$ 3.78. For more information on our Stock Option Plan, see “—6B. Compensation—Employee Stock Option Plan” and note 24(d) to our financial statements as of and for the year ended December 31, 2023, included elsewhere in this annual report.

On February 14, 2020, B3 approved our migration from the Level 1 listing segment to the Novo Mercado listing segment of B3, the highest level of corporate governance practices of B3. According to the Novo Mercado requirements, on February 28, 2020, all of our then outstanding preferred shares were converted into common shares.

6F. Disclosure of Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our capital stock as of May 31, 2024, by each person known by us to beneficially own 5% or more, except when indicated, of our common shares and our directors and officers as a group.

Shareholder	Common Shares
	Number	%
Obin Holdings Netherlands B.V. (1)	10,275,742	2.09
Segisor S.A.S.(1)	100,200,831	20.44
SPX Gestão de Recursos	48,300,484	9,85
BTG Pactual(2)	14,197,600	2.90
Nuveen LLC(2)	14,217,060	2.90
Ronaldo Iabrudi	26,844,829	5.48
Directors and Officers(3)	211,426	0.04
Treasury shares	159,689	0.0003
Others	275,767,198	66.13
Total	490,174,859	100%

________________

(1)	Segisor S.A.S. and Obin Holdings Netherlands B.V. are subsidiaries of Casino. Since March 28, 2024, after the completion of the financial restructuring of the Casino Group, the Casino Group is controlled by France Retail Holdings S.à.r.l. (an entity ultimately controlled by Mr. Daniel Křetínský).
(2)	Shareholders that before the Follow-On had over 5% of our common shares and we didn’t received any communication that its position went under 5%, still being a relevant shareholder
(3)	Refers to common shares that our board of directors and board of executive officers own directly.

In March 2024, we launched and closed an offering of 220,000,000 common shares. As a result of the closing of the Offering, Casino Group’s equity interest in the Company was significantly decreased from 40.89% to 22.54% and, since closing of the Offering, we no longer have a controlling shareholder or control group. For information on the Offering, the change in our control and the change in the percentage ownership held Casino Group, see “Explanatory Note—Change in our Control.”

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

Agreements with Casino Group

The agreements with Casino Group, below described, are subject to a reassessment by the Company considering our change of control (item 9A of the document). As of the date of this document, none of the below mentioned contracts have been terminated.

Cost Sharing Agreement

On August 1, 2014, as amended on October 30, 2014 and October 28, 2020, we entered into a cost sharing agreement with Casino, Euris, Helicco Participações Ltda. Wilkes Participações S.A. and Sendas Group (all companies controlled by the Casino Group), pursuant to which we agreed to reimburse them (Casino Group) for expenses incurred by their employees in connection with activities involving the transfer of “know-how” to CBD to support its development. The activities involve administrative, financial, advertising, strategic, planning and budgeting aspects, among others. On August 1, 2016, we also entered into a joinder agreement (substantially in the form of the schedule attached to the cost sharing agreement) with Casino Services SAS (a company controlled by the Casino Group), pursuant to which Casino Services SAS adhered to the cost sharing agreement. For the year ended December 31, 2023, we paid R$35.6 million under the cost sharing agreement.

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

Based on the advice of our external legal counsel, we have identified and made provisions for the following probable losses that may result from legal proceedings to which we are a party:

	As of December 31,
	2023	2022	2021
	(in millions of R$)
Tax claims	1,108	1,761	845
Labor claims	804	668	361
Civil and other claims	239	200	236
Total accrued liabilities for legal proceedings	2,151	2,629	1,442

For more information on our legal proceedings, see note 21 to our audited consolidated financial statements.

Tax-Related Claims

Tax-related claims are indexed to the SELIC rate, which in annual terms was 9.15% on December 31, 2021, 13.65% on December 31, 2022 and 11.65% on December 31, 2023, and are also subject, in certain cases, to fines. We have made provisions for interest charges and fines, when applicable.

In addition, tax claims are subject to monthly indexing, which involves adjusting the amount of provisions for litigation in accordance with the indexing rates used by each tax jurisdiction. The indexing is required by law for all tax amounts, including the provision for judicial deposits.

We have tax claims that were deemed probable losses by our legal counsel, including: (i) a 2011 disagreement regarding the non-application of Accident Prevention Factor (Fator Acidentário de Prevenção), or FAP, in contributions to our employees; (ii) the use of allegedly undue tax credits; (iii) non-payment of social charges on benefits granted to our employees, due to an unfavorable decision of the STF; (iv) IPI requirement on resale of imported products; (v) discussions related to the municipal property tax (Imposto Predial e Territorial Urbano), or IPTU; (vi) other less relevant issues. The amount we provisioned for these matters as of December 31, 2023, was R$421 million (R$380 million as of December 31, 2022).

Additionally, we are party to some proceedings before the São Paulo state tax authorities, which discuss ancillary state tax obligations in the context of the refund of ICMS due to tax substitution. Considering recent court decisions, we recorded a provision for this matter amounting to R$354 million as of December 31, 2023 (R$329 million as of December 31, 2022), representing the estimate of probable loss evaluated by our management on these proceedings.

The Company is also a party to proceedings before the São Paulo state tax authorities related to the treatment of energy credits for purposes of ICMS. After a recent STF ruling that decided for the absence of constitutional grounds to discuss this matter, we recorded a provision amounting to R$297 million as of December 31, 2023 (R$285 million as of December 31, 2022), representing the estimate of probable loss evaluated by our management on these proceedings.

We discussed in court our eligibility to not pay Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo de Serviço), or FGTS, contributions, as provided by Supplementary Law 110/01. As of December 31, 2023, the amount involved in this proceeding was R$36 million (R$51 million as of December 31, 2022).

Current income tax and social contribution

Current income tax and social contribution assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those in force or substantially in force at the end of each balance sheet date.

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$240 million for IRPJ, and 9% for CSLL. After the unfavorable decision of the STF, in February 2023, about the limits of the Res judicata, with modulation for application of its effects as of September 2007, the Company became a Social Contribution taxpayer as of the 9% rate, which should be added to the Income Tax rate of 25% to reach the total of 34%.

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

Casas Bahia obtained a similar favorable decision in May 2020, resulting in Casas Bahia recording a tax credit. We believe that we are entitled to be reimbursed for this tax credit, according to the terms of our association agreement with the Klein family in the transaction that created Casas Bahia. For more information on reimbursements rights under our association agreement with the Klein family and reimbursements that are entitled to receive from Casas Bahia, see “Item 4. Information on the Company—Item 4A. History and Development of the Company—Changes in Our Business—Indemnity with the Klein Family.”

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

Legal Proceedings Related to Sendas Compensation Liability

We are liable for Sendas legal proceedings prior to the Sendas Spin-off. As of December 31, 2023, the total amount provisioned under these legal proceedings was R$42 million, of which R$3 million consisted in tax proceedings, R$19 million consisted of labor proceedings and R$20 million consisted in civil proceedings. For more information on our tax-related claims, see note 21 to our audited consolidated financial statements.

Labor Claims

We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of business. As of December 31, 2023, we recorded a provision of R$804 million (R$668 million as of December 31, 2022) referring to lawsuits whose risk of loss was considered probable. Management, assisted by legal counsel, evaluates these claims recording provisions for losses when reasonably estimable and taking into account previous experience in relation to the amounts claimed.

Civil, Regulatory and Other Claims

We are defendants in civil lawsuits. Among these lawsuits, we highlight the following:

•	We have filed or are the defendants in various lawsuits requesting the review of lease amounts. In these lawsuits, the judge determines a provisional lease amount, which is then paid by the stores until the final lease amount is defined. The Company recognizes a provision for the difference between the original amount paid by the stores and the amounts requested by the opposing party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of a change to the lease paid by us. As of December 31, 2023, the provision for these lawsuits was R$32 million (R$46 million as of December 31, 2022) to which there are no judicial deposits.
•	We are party to lawsuits relating to penalties applied by municipal, state and federal regulatory agencies, including the Consumer Protection Agency (Procuradoria de Proteção e Defesa do Consumidor) and the National Institute of Metrology, Standardization and Industrial Quality (INMETRO), as well as discussions relating to the termination of agreements with our suppliers. As of December 31, 2023, we had provisions for these lawsuits in the amount R$116 million (R$83 million as of December 31, 2022).
•	The amount provisioned for the remaining civil jurisdiction matters as of December 31, 2023, was R$91 million (R$71 million as of December 31, 2022).

As of December 31, 2023, including the civil lawsuits mentioned above, we had provisions for civil, regulatory and other claims in the amount of R$239 million (R$200 million as of December 31, 2022).

Other Contingent Liabilities for Which There Are No Provisions

As of December 31, 2023, we were party to certain legal proceedings for which we deemed as possible the probability of loss and, therefore, we have not recorded provisions for these proceedings. See note 21 to our audited consolidated financial statements for detailed information on these proceedings.

We are party to several tax-related legal proceedings with various governmental agencies related to social security charges under discussion with the National Institute of Social Security (Instituto Nacional de Seguridade Social), or INSS, corporate income tax (IRPJ), withholding income tax (Imposto de Renda Retido na Fonte), or IRRF, CSLL, COFINS, PIS, credits related to IPI, contribution tax on financial transactions (IOF), ICMS, municipal service tax (Imposto Sobre Serviços), or ISS, and IPTU. Also, we are party to legal proceedings for the compulsory renewal of lease agreements, and other civil and administrative proceedings involving authorities such as the Consumer Protection Foundation (Fundação de Proteção e Defesa do Consumidor - PROCON) and the National Institute of Metrology, Standardization and Industrial Quality (Instituto Nacional de Metrologia, Qualidade e Tecnologia – INMETRO) and the Brazilian Health Regulatory Agency (Agência Nacional de Vigilância Sanitária – ANVISA). As of December 31, 2023, the aggregate amount of the possible loss regarding these legal proceedings was R$13,726 million (R$11,864 million as of December 31, 2022).

Globex (which later changed its corporate name to Grupo Casas Bahia S.A.) is a defendant in tax legal proceeding relating to ICMS, PIS and COFINS discussions, among others. As per the terms of the public auction to acquire Globex’s shares in 2009, we are liable for the losses relating to the legal proceedings of Globex prior to its acquisition by Casas Bahia. On June 14, 2019, we sold all of our equity interest in Casas Bahia, however, we remain liable for these legal proceedings. For more information on the transactions with Casas Bahia that remained in effect, see “Item 4. Information on the Company—Item 4A. History and Development of the Company—Changes in Our Business—Sale of Home Appliances Operating Segment.” As of December 31, 2023, the amount under discussion in this tax proceeding was R$341 million (R$419 million as of December 31, 2022).

We are also liable for Sendas Distribuidora legal proceedings prior to the Sendas Spin-off for which we record no provisions. As of December 31, 2023, the total amount of these legal proceedings was R$1,494 million, of which R$1,398 million consisted of tax proceedings and R$ 96 million consisted of other proceedings.

We engage external counsels to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and, as of December 31, 2023, the estimated amount that will be paid in all lawsuits is approximately R$165 million (R$142 million as of December 31, 2022).

Deferred income tax and social contribution

Deferred income tax and social contribution are recognized for all deductible temporary differences and unused tax loss carryforwards to the extent that it is probable that taxable income will be available against which to deduct temporary differences and unused tax loss carryforwards, except where the deferred income tax and social contribution assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor tax income or losses.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income tax and social contribution are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax and social contribution assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax and social contribution to be utilized. Unrecognized deferred income tax and social contribution assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will allow these assets to be recovered.

Deferred income tax and social contribution assets do not have a statutory term, but their use, as defined by law, is limited to 30% of the taxable profit for each year for Brazilian legal entities and are related to their subsidiaries that have tax planning opportunities to use these balances.

Deferred income tax and social contribution assets measurement requires a significant judgment by management, based on the attribution of profit and the level of future taxable profit, in accordance with the approved strategic plan by the board of directors.

Deferred taxes related to items directly recognized in equity are also recognized in equity and not in the statement of operations.

Deferred income tax and social contribution assets and liabilities are offset if there is a legal or contractual right to offset tax assets against income tax liabilities, and the deferred taxes refer to the same taxpayer entity and to the same tax authority.

In virtue of nature and complexity of the GPA's businesses, the differences between the actual results and the assumptions adopted, or the future changes to these assumptions, may result in future adjustments to tax revenues and expenses already recorded. The Company and its subsidiaries set up provisions, based on reasonable estimates, for taxes due. The value of these provisions is based on several factors, such as the experience of previous inspections and the different interpretations of tax regulations by the taxpayer and the responsible tax authority. These differences in interpretation can refer to a wide variety of issues, depending on the conditions in force at the home of the respective entity.

Uncertain tax positions

We are party to tax proceedings related to goodwill tax deduction regarding corporate income tax (IRPJ) and CSLL, for the period from 2007 to 2013, for which we believe that we are entitled to be reimbursed by our current and former shareholders. As of December 31, 2023, the aggregate amount of the possible loss regarding these legal proceedings was R$2,425 million (R$1,922 million as of December 31, 2022).

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

History of Dividend Payments

On April 27, 2022, our shareholders approved, at our annual shareholders’ meeting, the payment of interest on shareholders’ equity in the total amount of R$ 81.1 million in respect of 2021 as we did not prepay dividends for that year. On April 26, 2023, and April 29, 2024, we held the annual shareholders’ meeting for the fiscal years ended December 31, 2022, and December 31, 2023, respectively, and we did not distribute dividends to our shareholders since we recorded a loss in our financial results in both years. The following table sets forth the distributions paid to holders of our common shares in the year ended December 31, 2021:

Period	Description	First payment date	R$ per preferred share(1)	R$ per common share	Total amount of dividends and interest on shareholders’ equity
					(in R$ millions)
2021	Interest on shareholders’ equity	June 15, 2022	N/A	0.301301	81.1

________________

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

Migration to the Novo Mercado

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

Change in our Control

In March 2024, we launched and closed an offering of 220,000,000 common shares. The Offering was directed (i) in Brazil, to our shareholders, through a priority offering, and to professional investors headquartered or residing in Brazil, (ii) within the United States, to a limited number of qualified institutional buyers (as defined under Rule 144A under the U.S. Securities Act of 1933, as amended, the “Securities Act”), pursuant to procedures consistent with, and in reliance on, Section 4(a)(2) of the Securities Act in transactions exempt from, or not subject to, registration under the Securities Act and the rules thereunder, and (iii) outside of the United States and Brazil, to institutional and other investors that are not U.S. persons (as defined in Regulation S under the Securities Act), in reliance on Regulation S under the Securities Act and exemptions from United States securities registration requirements.

As a result of the closing of the Offering, Casino Group’s equity interest in the Company was significantly decreased from 40.89% to 22.54%. On April 18, 2024, 30 days from the date of closing of the Offering, the new slate for the board of directors composed by six independent members, two members appointed by the Casino Group and one representative of our management took office. Since the closing of the Offering on March 18, 2024 and investiture of the new board of directors on April 18, 2024, we no longer have a controlling shareholder or control group.

Delisting from the NYSE

On October 16, 2023, we received a letter from the NYSE informing us that our ADRs were below criteria for the average closing price of a security, i.e., below US$1.00 for a consecutive period of 30 trading days. Pursuant to applicable NYSE rules, we had to regain compliance with listing criteria within six months of notification, i.e., April 16, 2024, or the NYSE could suspend the trading of our ADSs and initiate a delisting process. On March 29, 2024, our board of directors determined, that delisting our ADSs from the NYSE was in the best interests of the Company and its shareholders and, on that same day, we notified the NYSE of the approval of the delisting and issued a press release informing our shareholders and the market about this decision. On April 8, 2024, we filed Form 25 with the SEC and, on April 18, 2024, our ADSs were suspended from the NYSE.

9B. Plan of Distribution

Not applicable.

9C. Markets

Trading on the B3

B3 is a stock exchange and leading operator of registration, clearing, custodial and settlement services for equities, financial securities, indices, rates, commodities, and currencies in Brazil. B3 is currently the only Brazilian stock exchange on which private equity and private debt may be traded.

Trading on the exchange is conducted by authorized members. Trading sessions take place every business day, with order cancellation from 09:30am to 09:45am, pre-opening from 09:45am to 10:00am, trading from 10:00am to 04:55pm and closing call from 04:55pm to 05:00pm. The B3 also allows trading from 05:30pm to 06:00pm on an online system known as the “after-market,” which is connected to traditional broker dealers and brokerage firms operating on the Internet. Trading on the aftermarket is subject to regulatory limits on price volatility and on the volume of shares transacted through online brokers. CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances. Securities listed on the B3 may also be traded off the exchange under specific circumstances, but such trading is very limited.

To better control volatility, B3 has adopted a “circuit breaker” mechanism pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the index of the stock exchange (IBOVESPA) falls below 10% or 15%, respectively, compared to the previous day’s closing index. If the market falls more than 20% compared to the previous day, B3 may determine the suspension of trading in all markets for a defined period, at its sole discretion and such decision must be disclosed to the market. The exchange has also adopted single stock trading halts to deal with certain high volatility situations.

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. As of January 31, 2024, the aggregate market capitalization of all companies included in the IBOVESPA index of the B3 was equivalent to approximately R$3.94 trillion. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainders of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets. For example, as of January 31, 2024, the ten companies with greatest representation on the IBOVESPA index of the B3 accounted for 55.6% of the total weight of all companies included in that stock index.

Trading on B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. See “Item 10. Additional Information”

Regulation of the Brazilian Securities Markets

The Brazilian securities market is regulated and supervised by CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed primarily by Law 6,385, dated December 7, 1976 (“or the Brazilian Securities Exchange Act”), as amended, and by the Brazilian Corporate Law, as amended and supplemented, as well as by rules and regulations issued by the CVM, the CMN - National Monetary Council (Conselho Monetário Nacional) and Brazilian Central Bank. These laws and regulations provide for, among other things, disclosure requirements to issuers of securities listed on stock exchanges, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, the procedures for licensing and supervising brokerage firms and the governance of Brazilian stock exchanges. The CMN is responsible for supervising the CVM’s activities, which is responsible for granting licenses to brokerage firms to govern their incorporation and operation, and regulating foreign investment and exchange transactions, as provided for by the Brazilian Securities Exchange Act and Law No. 4,595 of December 31, 1964, as amended.

Under Brazilian corporate law, a company is either publicly held (companhia aberta), like us, or private (companhia fechada). A company is publicly held when it is authorized to have securities traded on the stock exchange or on over-the-counter markets. All publicly held companies must be registered with the CVM and are subject to periodic reporting requirements and the public disclosure of information and material facts. Additionally, the CVM within its regulatory authority may request information or clarification from us regarding our business activities and/or transactions to which we are a party. A company registered with the CVM may have its securities traded either on B3 or on the Brazilian over-the-counter market. The shares of a company listed on B3, including ours, may also be traded privately, subject to certain limitations. To be listed on B3, a company must be registered as a publicly held Company with the CVM and apply for registration with the B3.

The trading of securities of a publicly held company on B3 may be suspended under certain circumstances, including at the request of such company in anticipation of a disclosure of material announcement. Trading may also be suspended on the initiative of B3 or the CVM, among other reasons, based on or due to belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or B3.Corporate Governance Practices

In 2000, the BM&FBOVESPA, currently known as B3, introduced three special listing segments, known as Level 1 (Nível 1) and Level 2 (Nível 2) of differentiated Corporate Governance Practices and the New Market (Novo Mercado), aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the then BM&FBOVESPA, by prompting such companies to follow good corporate governance practices. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by applicable Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

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

Disclosure Requirements

According to Brazilian corporate law and CVM regulations, a publicly held company must submit certain periodic information to the CVM and B3, including financial statements, quarterly information, management discussion and analysis and independent audit reports. This legislation also requires us to file our shareholders’ agreements, notices of shareholders’ meetings and copies of the related minutes and communications regarding material acts or facts with the CVM and B3.

The CVM rules also provide for requirements regarding the disclosure and use of information related to material acts or events, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

Such requirements include provisions that:

•	establish the concept of a material act or events that gives rise to reporting requirements. Material acts or events include decisions made by the controlling shareholders, resolutions of the annual shareholders’ meeting or of the company’s management, or any other political, administrative, technical, financial or economic acts or facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade or maintain such securities or to exercise any of such securities’ underlying rights;
•	specify examples of acts or facts that are considered to be material, which include, among others, the execution of agreements providing for the transfer of control of a publicly held company, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;
•	oblige the publicly held company to disclose material acts or facts to the CVM, to B3 and through the publication of such acts in the newspapers or websites usually utilized by such company;
•	require the acquirer of a controlling stake in a publicly held company to publish a material event, including its intentions as to whether or not to de-list the company’s shares within one year;
•	require management, members of the fiscal council, if active, or of any technical or advising body of a publicly held company, to disclose to the company, to the CVM and to B3 the number, type and form of trading of securities issued by the company, its subsidiaries and controlling publicly held company that are held by them or by persons closely related to them, and any changes in their respective ownership positions;
•	require that, if any direct or indirect controlling shareholder or any shareholder electing members of the board of directors of a publicly held company increases or decreases participation in such company by more than 5.0%, such person or entity must disclose information regarding such acquisition or disposition; and
•	forbid trading on the basis of insider information, setting forth a list of prohibited transactions, in which trading is presumed to be made on the basis of insider information.

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

10A. Share Capital

As of April 31, 2024, our subscribed and paid-up capital was represented by 490,174,859 common shares, with no par value.

As a result of our migration to the Novo Mercado listing segment of B3, on February 28, 2020, we converted all of our preferred shares into common shares. For more information on the conversion of our preferred shares into common shares, see “Item 9. The Offer and Listing—9A. Offer and Listing Details.”

The Company is authorized to increase its capital stock up to the limit of 800,000,000 common shares, regardless of any amendment to the Company’s bylaws, upon resolution of the board of directors, which will establish the terms and conditions.

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

Appropriation of Net Profits and Distribution of Dividends

Appropriation of Net Profits

At each annual shareholders’ meeting, our board of directors is required to propose how GPA’s net profit for the preceding fiscal year, if any, should be allocated. This appropriation is subject to final deliberation by our shareholders.

The Brazilian Corporate Law defines “net profit”, for any fiscal year, as the net profit after income taxes and social contribution on profits for the immediately preceding fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings of that fiscal year, pursuant to our profit-sharing plans.

Our bylaws allow us to implement a profit-sharing plan for employees and managers and a stock option plan. Under Brazilian Corporate Law, this profit sharing may only be paid to managers with respect to a fiscal year in which the mandatory dividend has been declared.

Our calculation of “net profit” and appropriations to reserves for any fiscal year are determined on the basis of our financial statements. Our management’s and our shareholders’ discretion to determine the allocation of our net profit is limited by certain rules that determine whether such net profit should be distributed as dividends or appropriated to certain profit reserves or carried forward to future fiscal years, as follows:

Mandatory Minimum Dividend. Under Brazilian Corporate Law and our bylaws, we must distribute a specified percentage of our net profit as a mandatory minimum dividend to be paid with respect to all shares of our capital stock. Our bylaws establish the minimum percentage at 25% of our adjusted net profit. The mandatory dividend may be paid in the form of dividends or interest on shareholders’ equity, being the latest deducted by us in our income tax and social contribution on net income levies. Adjusted net profit is net profit following the addition or subtraction of the following items:

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

The balance of the reserve accounts, except for the contingency reserve account and unrealized profit reserve account, may not exceed our share capital. If this occurs, a shareholders’ meeting must resolve whether the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the share capital or to distribute dividends.

Under Brazilian Corporate Law, however, we are allowed to suspend the distribution of the mandatory dividends for any year in which our management reports at our shareholders’ general meeting that the distribution would be incompatible with our financial condition. While the law does not establish the circumstances in which distribution of the minimum mandatory dividend is incompatible with a company’s financial situation, it is generally agreed that a company is allowed to refrain from paying the minimum mandatory dividend if such payment threatens the liquidity of the company or harm the normal course of its operations. The fiscal council, if in place, must issue its opinion in relation to the suspension. In addition, our management must file a justification for such suspension with the CVM within five (5) business days after the shareholders’ meeting that decides on this topic.

If the mandatory dividend is not paid, the unpaid amount must be allocated to a special reserve account and, if not absorbed by subsequent losses, those funds must be paid out as dividends as soon as the company’s financial situation allows it.

Legal reserve account. Under the Brazilian Corporate Law and our bylaws, we are required to maintain a “Legal Reserve” to which we must allocate 5% of our net profit for each fiscal year until the aggregate amount of our legal reserve equals 20% of our share capital. Our legal reserve may only be used to increase our share capital or to offset accumulated losses, if any. We are not required to make any allocations to our legal reserve for any fiscal year in which such reserve, when added to our capital reserves, exceeds 30% of our share capital. The legal reserve account is not available for the payment of dividends.

Contingency reserve account. A portion of our net profit may also be allocated to a “Contingency Reserve” for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if the loss does not in fact occur or is not charged off in the event that the anticipated loss occurs.

Tax incentives reserve account. Our shareholders’ meeting, upon a justified proposal of our board of directors or according to the rules of the benefit granted, may decide to allocate a percentage of our net profit resulting from government donations or subventions for investment purposes to a tax incentives reserve account.

Statutory Reserve. Under the Brazilian Corporate Law, our bylaws may create reserves provided that the purpose of the reserve is determined along with the allocation criteria and the maximum amount to be maintained in it. Currently, our bylaws provide for an “Expansion Reserve (Reserva de Expansão)” which will be made of up to 100% of the remaining adjusted net profit after the establishment of the legal reserve account, contingency reserve account and the payment of the mandatory dividend. The total amount of this reserve may not exceed the amount of our share capital. Our shareholders may amend our bylaws in order to establish other discretionary reserves. The allocation of our net profit to discretionary reserve accounts may not be made if it prevents the distribution of our mandatory dividends.

Unrealized profit reserve account. The portion of the mandatory dividends that exceeds the net profit actually realized in any year may be allocated to the unrealized profit reserve account. Unrealized profit is profit resulting from investments measured by the equity method of accounting and/or the profits of earnings of any transaction, the financial satisfaction of which takes place in the subsequent fiscal year. The unrealized profit reserve account, when realized, must be used first to offset accumulated losses, if any, and the remaining portion must be used for the payment of mandatory dividends.

Retained profit reserve. Our shareholders can decide to retain a portion of the net profit provided that such portion has been contemplated in the capital budget previously approved by the shareholders.

Distribution of Dividends

Under the Brazilian Corporate Law and our bylaws, we may pay dividends only from:

•	our “net profit” earned in a given fiscal year, which is our results from the relevant fiscal year, reduced by accumulated losses of prior fiscal years; provisions for income taxes and social contribution in net income for such fiscal year; and amounts allocated to employees’ and managers’ participation in the results in such fiscal year pursuant to our profit-sharing plans. Our bylaws allow us to implement a profit-sharing plan for employees and managers and a stock option plan. Under Brazilian Corporate Law, this profit sharing may only be paid to managers with respect to a fiscal year in which the mandatory dividend has been declared;
•	our net profits accrued in previous fiscal years or in any six-month and/or quarterly interim period of a fiscal year; or
•	our profit reserves set aside in previous fiscal years. For these purposes, “profit reserves” means any discretionary reserve account, contingency reserve account, amounts allocated to our capital expenditure budget approved by our shareholders’ resolution or unrealized profit reserve account, not including the legal reserve account.

Dividends are generally to be declared at annual shareholders’ meetings in accordance with the board of directors’ recommendation. Our board of directors may declare interim dividends to be deducted from the accrued profit recorded in our annual or semiannual financial statements. In addition, our board of directors may resolve to pay dividends from the net profit based on our unaudited quarterly financial statements. The interim dividends may be declared and debited to the profit reserve amount registered at the most recent annual or semiannual financial statement. These semiannual or quarterly interim dividends may not exceed the amounts accounted for in our capital reserve accounts. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profit earned in the year the interim dividends were paid.

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

Interest on Shareholders’ Equity

We are allowed to pay interest on shareholders’ equity as an alternative form of payment to shareholders. We may treat these payments as deductible expenses for corporate income tax and social contribution on net income purposes. Payments of interest on shareholders’ equity may be made at the discretion of our board of directors, subject to ratification by our shareholders in a shareholders’ meeting. The amount distributed to our shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution. The rate applied in calculating interest on shareholders’ equity cannot exceed the daily pro rata variation of the long-term interest rate (the so-called TJLP), as determined by the Central Bank, from time to time, and cannot exceed, for tax purposes, the greater of (1) 50% of net profit (after deduction of social contribution on net income, but before taking into account the provision for corporate income tax and the amount of the interest on shareholders’ equity itself) for the year with respect to which the payment is made; or (2) 50% of the sum of retained profit and profit reserves.

Any payment of interest on shareholders’ equity to shareholders, whether Brazilian residents or not, including holders of the ADRs, each representing one common share, is subject to Brazilian withholding tax at the rate of 15% or at the rate of 25% if the beneficiary is resident or domiciled in a Low or Nil Taxation Jurisdiction (generally a country or location that does not impose income tax or where the maximum income tax rate is lower than 20%, or 17% if certain requirements are met or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment). The withholding tax does not apply to certain shareholders qualified as tax exempt or tax immune, pursuant to applicable tax law. See “—10E. Taxation—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity.” The amount distributed to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the minimum mandatory dividend. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest attributable to shareholders’ equity, after payment of any applicable withholding tax, plus the amount of declared dividends is at least equivalent to the mandatory dividend amount.

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

According to the Brazilian corporate law, holders of our common shares that are not controlling shareholders and represent at least 10% of our total voting stock have the right to elect one member of our board of directors. Only shareholders that can prove that they have held the common shares for at least three continuous months immediately prior to the respective annual shareholders’ meeting may exercise such right.

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

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year whenever necessary. Pursuant to our bylaws and Brazilian corporate law, the following actions, among others, may be taken only at a shareholders’ meeting:

•	the amendment of our bylaws;
•	the appointment or removal of members of our board of directors;
•	the approval of annual management’s accounts and our annual financial statements;
•	the approval of any issuance of shares, bonuses, debentures convertible into our shares or securities or other rights or interests which are convertible or exchangeable into or exercisable for our shares, without limiting the authorization granted to our board of directors to approve such issuances within the limit of our authorized capital (800,000,000 common shares);
•	the approval of any appraisals of assets offered by a shareholder in consideration for the subscription of shares of our capital stock;
•	the approval of any proposal to change our corporate form, amalgamate, merge the Company with or into another company, spin-off or split the Company, or any other form of restructuring of the Company;
•	the approval of any proposal for the dissolution or liquidation of the Company, or for the appointment or replacement of the liquidator;
•	the approval of the accounts of the liquidator; and
•	the establishment of the global annual compensation of the members of our board of directors and board of executive officers.

Our annual and extraordinary shareholders’ meeting took place on April 29, 2024. The agenda for the meeting included: (i) review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2023; and (ii)  determination of the annual global compensation of the members of our (a) management (including the board of directors and board of executive officers) and (b) fiscal council, in case the shareholders request its continued installation.

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

For tax purposes, this interest is limited to the daily variation of the pro rata variation of the long-term interest rate (TJLP) as determined by the Central Bank from time to time applied to certain equity accounts, and the amount of the distribution may not exceed the greater of:

•	50% of net income (after the deduction of social contribution on income and before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; or
•	50% of the sum of retained profits and profits reserves.

Payments of interest on shareholders’ equity to a Non-Resident Holder are subject to WHT at the rate of 15.0%, or 25.0% if the Non-Resident Holder is domiciled in a Low or Nil Tax Jurisdiction.

These payments may be included, at their net value, as part of any mandatory dividend. To the extent that such payments are accounted for as part of the mandatory dividend, under current Brazilian law, we are required to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable WHT, plus the amount of declared dividends, is at least equal to the mandatory dividend. The distribution of interest on shareholders’ equity must be approved by our board of directors and is subject to subsequent ratification by the shareholders at the shareholders’ meeting.

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

U.S. Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations relating to the acquisition, ownership and disposition of common shares or ADSs by a U.S. holder (as defined below) holding such common shares or ADSs as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or (the “Code”). This summary is based upon the Code, its legislative history, Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service, or (the “IRS”), and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law (such as estate tax, gift tax or the Medicare tax on net investment income) other than U.S. federal income taxation.

This summary does not purport to address all of the material U.S. federal income tax consequences that may be relevant to the holders of the common shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for any alternative minimum tax, partnerships and other pass-through entities or arrangements, U.S. expatriates, investors that own, have owned or are treated as owning, directly, indirectly or constructively, 10% or more of the voting power or value of our stock, investors that hold the common shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, “controlled foreign corporations,” certain U.S. holders who file applicable financial statements required to recognize income when the associated revenue is reflected on such financial statements and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules.

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

Further, because the determination of whether the common shares or ADSs constitute common shares of a PFIC will be based upon the composition of our income, assets and the nature of our business, which may differ substantially from previous taxable years, as well as a proportionate interest in the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance (and it is possible that the IRS could reach a contrary conclusion) that the common shares or ADSs will not be considered common shares of a PFIC for any fiscal year. If the common shares or ADSs were common shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC. If we are deemed to be a PFIC for a taxable year, dividends on our common shares or ADSs would not be “qualified dividend income” eligible for preferential rates of U.S. federal income taxation.

If we are treated as a PFIC and, at any time, we invest in non-U.S. corporations that are classified as PFICs (each, a “Subsidiary PFIC”), U.S. holders generally will be deemed to own, and would be subject to the PFIC rules with respect to, their indirect ownership interest in that Subsidiary PFIC. If we are treated as a PFIC, a U.S. holder could incur liability for the deferred tax and interest charge described above if either (1) we receive a distribution from or dispose of all or part of our interest in, the Subsidiary PFIC or (2) the U.S. holder disposes of all or part of its common shares or ADSs.

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

A U.S. holder may make a mark-to-market election, if the common shares or ADSs are “regularly traded” on a “qualified exchange.” Under applicable U.S. Treasury regulations, a “qualified exchange” includes a national securities exchange, such as the NYSE, that is registered with the SEC, or the national market system established under the Exchange Act. Also, under applicable Treasury Regulations, PFIC securities traded on a qualified exchange are regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure you that the ADSs will be eligible for a mark-to-market election.

A U.S. holder that makes a mark-to-market election with respect to its ADSs must include for each taxable year in which the U.S. holder’s common shares or ADSs are treated as shares of a PFIC, as ordinary income, an amount equal to the excess of the fair market value of the common shares or ADSs at the close of the taxable year over the U.S. holder’s adjusted tax basis in the common shares or ADSs, and is allowed an ordinary loss for the excess, if any, of the adjusted tax basis over the fair market value of the common shares or ADSs at the close of the taxable year, but only to the extent of the amount of previously included mark-to-market inclusions (not offset by prior mark-to-market losses). These amounts of ordinary income, and any gain recognized on the sale, redemption, or other taxable disposition of an ADS with respect to which such an election is in place, will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. holder’s tax basis in the common shares or ADSs will be adjusted to reflect any income or loss amounts on its annual inclusions. Although a U.S. holder may be eligible to make a mark-to-market election with respect to its common shares or ADSs, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. holder is treated as owning, because such Subsidiary PFIC stock is not marketable. Thus, the mark-to-market election will not be effective to avoid all of the adverse tax consequences described above with respect to any Subsidiary PFICs. U.S. holders should consult their own tax advisors regarding the availability and advisability of making a mark-to-market election with respect to their common shares of ADSs based on their particular circumstances.

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

We also file financial statements and other periodic reports with the CVM, including the Formulário de Referência, which is an annual report that is prepared and filed in accordance with CVM Resolution No. 80/22 and can be accessed through www.cvm.gov.br. Information from that website is not incorporated by reference into this document.

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

10J. Annual Report to Security Holders

Not applicable.

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

The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2023.

	Expected Maturity Date
	As of December 31, 2023
	2024	2025	2026	2027	There-after	Total	Borrowing Cost	Fair Value	Annual Average Interest Rate
	(in millions of R$)
Assets:
Cash and banks denominated in reais	320	-	-	-	-	320	-	320
Cash equivalents denominated in reais	2,651	-	-	-	-	2,651	-	2,651	100.15% of CDI
Total cash and cash equivalents	2,971	-	-	-	-	2,971	-	2,971

Liabilities:
Loans and financing
Floating rate, denominated in U.S. dollars(1)	171		-	-	-	171	-	171	(USD+ 1.87% per year) + (CDI + 1.20% per year)
Floating rate, denominated in reais	772	719	268		-	1,759	(6)	1,753	(CDI+ 1.84%per year) + (TR + 9.80% per year)
Total loans and financing	943	719	268			1,930	(6)	1,924
Debentures floating rate, denominated in reais	44	1,153	1,155	260	775	3,387	(37)	3,350	(CDI + 1.60 per year)
Total liabilities	987	1,872	1,423	260	775	5,317	(43)	5,274

(1)	Originally U.S. dollar-denominated and swapped to CDI.

The following table presents historical data for interest rates relevant to our financial instrument in the last three years:

	As of December 31,
	2023	2022	2021
CDI(1)	11.65%	13.65%	9.15%

(1)	Annualized rate at the end of each period.

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

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency-denominated liabilities as of December 31, 2023, included debt denominated mainly in U.S. dollars. Our net foreign currency exposure to U.S. dollars (U.S. dollar-denominated debt less our cross-currency interest rate swaps in our U.S. dollar-denominated debt) was a debt of R$171 million as of December 31, 2023, compared to a debt of R$461 million as of December 31, 2022 and a debt of R$455 million as of December 31, 2021. Our net foreign currency exposure is represented by the debt due to import financing. Our cross-currency interest rate swaps partially hedge our exposure arising from our U.S. dollar-denominated debt.

The table below provides information on our debt outstanding as of December 31, 2023:

	Expected Maturity Date
	2024	2025	2026	2027	Thereafter	Total	Fair Value
	(in millions of R$)
Loans and financing
U.S. dollars(1)	171		-	-	-	171	171
Reais	772	719	268		-	1,759	1,759
Total loans and financing	943	719	268		-	1,930	1,930
Debentures and promissory note in reais	44	1,153	1,155	260	775	3,387	3,387
Total Debentures	44	1,153	1,155	260	775	3,387	3,387

(1)	Originally U.S. dollar-denominated and swapped to CDI.

Foreign currency swap contracts allow us to swap fixed rate U.S. dollar-denominated short-term and long-term debt for Brazilian real-denominated floating rate debt, based on the CDI rate variation. For more information regarding derivative financial instruments and our foreign exchange and interest rate risk, see note 18 to our audited consolidated financial statements. As of December 31, 2023, 2022 and 2021, the originally U.S. dollar-denominated debt totaled R$142 million, R$403 million and R$448 million, which were covered by floating rate swaps in reais, based on the CDI rate, has been treated on a combined basis as if these loans had been originally denominated in reais and accrued CDI. In addition, the swap agreements do not provide for collateral.

The table below provides information about our cross-currency interest rate swaps:

	Notional	Expected Maturity Date	2023	2022
Debt	(in millions)
U.S. dollars to reais	US$50	2023	-	(35)
U.S. dollars to reais	US$30	2024	(28)	(23)
Total			(28)	(58)

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

Accounts receivable: large portion of the sales in our stores are paid with credit cards. Sales to customers using credit cards accounted for 45.0%, 44.6% and 47.2% of the consolidated net operating revenue in 2023, 2022 and 2021 for our retail segment, respectively. Credit risks related to credit card accounts receivable is minimized by the fact that we sell these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of credit card receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets to third parties. Additionally, we monitor the credit risk, mainly with regards to accounts receivable in the form of installment sales, through the background check for the concession of credit to customers and by the periodic analysis of the provision for losses.

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

On October 16, 2023, we received a letter from the NYSE informing us that our ADRs were below criteria for the average closing price of a security, i.e., below US$1.00 for a consecutive period of 30 trading days. Pursuant to applicable NYSE rules, we had to regain compliance with listing criteria within six months of notification, i.e., April 16, 2024, or the NYSE could suspend the trading of our ADSs and initiate a delisting process. On March 29, 2024, our board of directors determined, that delisting our ADSs from the NYSE was in the best interests of the Company and its shareholders and, on that same day, we notified the NYSE of the approval of the delisting and issued a press release informing our shareholders and the market about this decision. On April 8, 2024, we filed Form 25 with the SEC and, on April 18, 2024, our ADSs were suspended from the NYSE.

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

Persons depositing or withdrawing common shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	● Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property
● Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$.01 (or less) per ADS	● Any cash distribution to ADS registered Holders
US$.01 (or less) per ADS per calendar year (or portion thereof)	● Services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision)

A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
Registration or transfer fees	● Transfer and registration of common shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	● Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
● Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	● As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

Fees Incurred from January 1, 2023 until December 31, 2023

From January 1, 2023, until December 31, 2023, the Company received from J.P. Morgan Chase Bank N.A., as the depositary bank for our ADS program during that period, the amount of US$ 975.8 thousands (US$ 292.7 thousands of which were retained as withholding taxes) for the payment of continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of reimbursement of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees. The depositary bank’s principal executive office is located at 383 Madison Avenue, Floor 11, New York, New York 10179, United Sates.

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
(a)	Evaluation of Disclosure Controls and Procedures

Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit in compliance with the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms established by the SEC.

Based upon our management’s evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2023 due to the material weaknesses in our internal control over financial reporting described below. Our management completed additional procedures prior to filing this annual report, which allowed it to conclude that, notwithstanding these material weaknesses, our audited consolidated financial statements included in this report fairly present, in all material respects, our financial position, results of operations, capital structure, and cash flows as of the dates and for the periods presented, in conformity with IFRS, as issued by IASB.

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

Our management, including our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria set forth in the 2013 Committee of Sponsoring Organizations of the Treadway Commission Internal Control-Integrated Framework (COSO Framework). Based on this assessment, considering the material weaknesses described below, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting which raises a reasonable possibility that a material misstatement in our consolidated financial statements will not be prevented or detected on a timely basis.

(1) Failure to design and operate effective controls over recording of manual journal entries

We did not design and maintain effective controls over business processes related to the preparation, reviewing and approval of manual journal entries within our accounting systems, including:

•	Lack of appropriate identification of manual entries throughout business processes and IT systems;
•	Assignment of appropriate accounting personnel to ensure accurate and proper review and approval of manual journal entries;
•	Lack of review of the completeness and accuracy of reports used to record manual journal entries and;
•	Lack of IT system’s functionalities that were not configured to support relevant segregation of duties in the recording of manual journal entries.

(2) Failure to maintain effective controls over stores inventory count program to support assertions related to the quantity and condition of inventory at year-end

Management’s failed to maintain effective controls over the methodology and systems underpinning the stores inventory count program, including:

•	Lack of appropriate process for identifying unusual events, including changes in the system used to conduct and record physical counts, and timely evaluation of resulting impacts on planned frequency of counts during the year;
•	Lack of consistent process for investigating differences and making adjustments to the inventory system, across all stores, according to Company’s policies;
•	Inadequate segregation of duties for processing adjustments and performing oversight and review activities;
•	Insufficiently precise monitoring controls over inventory count coverage and the overall inventory count results;

These deficiencies did not result in any material misstatements to the Company’s consolidated financial statements. However, as there is a reasonable possibility that a material misstatement in the audited consolidated financial statements may not be prevented or detected on a timely basis, our management concluded that these deficiencies represent material weaknesses.

(a)	Attestation report of the independent registered accounting firm

Deloitte Touche Tohmatsu Auditores Independentes Ltda., the independent registered certified public accounting firm who audited the Company’s consolidated financial statements included in this annual report, issued a report on our internal control over financial reporting, which is included herein.

(b)	Changes in Internal Control over Financial Reporting

There were no other changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) other than the changes in internal controls over financial reporting described below, implemented during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, which are related to the implementation of the plan to remediate the material weaknesses identified in 2022, combined with the fact that Almacenes Exito S.A. is no longer part of Company´s group.

Remediation of the Material Weaknesses identified as of December 31, 2022

The Company has previously disclosed material weaknesses in our annual report for the year ended December 31, 2022, relating to (1) Company´s inadequate entity level controls over reviewing and monitoring effectiveness of internal controls of Almacenes Exito S.A. and its subsidiaries (Grupo Éxito) and (2) Insufficient trained resources resulting in an ineffective risk assessment process related to internal control over financial reporting for certain processes of Grupo Éxito.

The material weaknesses were limited to Grupo Éxito Colombia, which is no longer a part of the Group as of the date of this report and therefore is not included in management’s assessment of the effectiveness of internal control over financial reporting for the year.

Planned Remedial actions over the material weaknesses identified as of December 31, 2023

We continue to evaluate, design and implement the appropriate remedial actions to address the material weaknesses identified in 2023 and described above, including:

•	Review manual journal entries processes, policies and controls;
•	Evaluate and implement applicable changes to IT systems;
•	Review inventory counts processes, policies and controls;
•	Review inventory count policies and procedures to ensure proper coverage and timing of counts;
•	Ensure adequate review and oversight of stores inventory count procedures and results.

ITEM 16.	RESERVED

16A. Audit Committee Financial Expert

Our board of directors nominated Mr. Christophe Hidalgo, a member of our audit committee, as the financial expert of the audit committee, as defined by current SEC rules. Mr. Hidalgo meets the independence requirements of the SEC and the NYSE listing standards. For further information on Mr. Hidalgo’s expertise, see “Item 6. Directors, Senior Management and Employees—6A. Directors and Senior Management—Board of Directors” and “Item 6. Directors, Senior Managemhent and Employees—6C. Board Practices Committees of the Board of Directors—Audit Committee.”

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

16C. Principal Accountant Fees and Services

Deloitte Touche Tohmatsu Auditores Independentes Ltda. (PCAOB ID: 1045) acted as our independent registered public accounting firm for the fiscal years ended December 31, 2023, 2022 and 2021. The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2023, 2022 and 2021, including out-of-pocket expenses, and a breakdown of these amounts by category of service:

	2023	2022	2021(1)
		(in millions of R$)
Audit Fees	14.3	14.3	14.6
Audit–Related Fees	3.7	12.5	-
Tax Fees	-	-	-
All Other Fees	-	-	-
Total	18.0	26.9	14.6

(1)	Adjusted to reflect the total amount billed to us for services rendered only by the principal accountant.

Audit Fees

Audit fees are fees for the audit of our consolidated financial statements for the years of 2023, 2022 and 2021, the reviews of our quarterly financial information for the year with corresponding audit of our internal control over financial reporting for 2023, 2022 and 2021.

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

Brazilian corporate law requires that our directors be elected by our shareholders at an annual shareholders’ meeting. Currently, our board of directors consists of nine members elected by our shareholders, of which two are representatives of the Casino Group, six are independent directors and one is representative of our management.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Brazilian corporate law does not have a similar provision. According to Brazilian corporate law, up to one-third of the members of the board of directors can be elected from management. There is no requirement that non-management directors meet regularly without management. As a result, the non-management directors on our board of directors does not typically meet in executive sessions.

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

Although we are not required under applicable Brazilian law, we have created an environmental, social and corporate governance sustainability (ESG) committee to improve our corporate governance practices. The environmental, social and corporate governance sustainability (ESG) committee is responsible for examining candidates and providing guidelines for the appointment of members for our board of directors, special committees and executive officers. For more information on our human resources and corporate governance committee, see “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Committees of the Board of Directors— Environmental, Social and Corporate Governance Sustainability (ESG) Committee.”

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

Under Brazilian corporate law, the total amount available for compensation for our directors and executive officers and for profit-sharing payments to our executive officers is set by our shareholders at the annual shareholders’ meeting. On the other hand, the board of directors, through the environmental, social and corporate governance sustainability (ESG) committee, is responsible for recommending to the shareholders the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such recommendation, the board, through the environmental, social and corporate governance sustainability (ESG) committee, reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation. For more information on our environmental, social and corporate governance sustainability (ESG) committee, see “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Committees of the Board of Directors— Environmental, Social and Corporate Governance Sustainability (ESG) Committee.”

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

16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

16J. Insider Trading Policies

Not Applicable.

16K. Cybersecurity

GPA Cyber Security Strategy and Risk Management

Our cyber security strategy was designed in accordance with the Company’s business strategy and global cyber risk management practices and frameworks. We also use our internal compliance and risk management processes to identify, prioritize, manage and mitigate cyber risks.

The prioritization, detailing, ownership, categorization and tracking of identified cyber risks are carried out in two distinct scenarios: Technological risks and business risks.

For technological risks, we use the process called "Finding" (described below) which is managed through recurring weekly meetings and taken to a steering committee monthly, so that the CIO can address prioritization and ownership.

For business risks, the Compliance, Internal Controls and Audit areas collect such risks and communicate them in executive meetings with the heads and leaders of areas involved with the business processes impacted by the risks, which address what should be done with risks: accept, mitigate, transfer, or eliminate such risks. Furthermore, on a recurring basis, a process called "Friendly reminder" is used to monitor risks and their evolution.

Every quarter, the evolution of Information Security maturity and the current and most critical risks for GPA are presented to COAUD (Audit Committee). This committee is made up of members of the Administrative and Audit Council, Senior Executive Board and Area Heads.

We invest in and use a variety of security tools that work together with well-defined processes and are managed by our department of information security, which works together with internal control areas such as compliance, internal risk management, internal audit and internal controls, so to make these tools and processes more efficient and robust. These tools operate on the prevention, detection and response to incidents, with a variety of solutions ranging from market-leading cybersecurity solutions to open source and internally developed solutions, all of which are approved, tested and updated recurrently.

We work on improving our protections against external and internal threats and attacks, combating ransomware, internal risk agents, combating internal fraud and advanced preventive, detective and proactive monitoring, through a 24x7x365 day cyber operation team, which uses advanced monitoring tools with automation, machine learning and artificial intelligence. This group is composed by both internal and external teams, through a service agreement with a specialized company, which monitors the entire critical environment from stores, DCs and headquarters.

For all of this to work properly, we collect as much information and records (Logs), covering all corporate systems and networks, headquarters, stores and DCs, correlating this information and carrying out continuous defense, attack and disaster recovery simulation tests.

To measure the cyber risk and report it on a quarterly basis to our board of directors, we hire specialized companies or consultancies that, together with the processes of our internal security team, carry out assessments every six months to assess the risk exposure, maturity and technical security gaps/issues that may culminate in risks, either classified as low, medium, high or critical. The identification of such risks adds up an updated and structured roadmap to our cyber security strategic plan with short, medium and long-term actions term.

For each identified risk, we generate a unique reference in a process called “finding” that determines the level of the risk identified, the process and technology linked to the risk, the risk owner and the action plan defined to mitigate such risk.

Such processes are also part of an incident response plan, which establishes a formal, robust and tested process for preparing, identifying, analyzing, containing, eradicating and recovering from an incident. This plan is also part of a business continuity and disaster recovery plan, which offers an approach to protecting and recovering the technological environment, based on the study of the most critical processes for our business, as well as the systems and technical infrastructure that supports such processes.

All of the aforementioned items are based on security policies, standards and normative instructions, which guide, educate and determine good practices for the use of information, assets, processes, technologies and relationships with people at all layers related to our information security.

To increase the maturity of the Company as a whole, we provide cybersecurity awareness training for all of our employees, collaborators, third parties, providers and business units, in order to offer guidance on identifying and reporting cyber risks, through official channels of communication, forms and rules for the use of policies and information, making clear the classifications of different levels, in addition to monitoring, through metrics, the degree of participation, absorption of knowledge and understanding of such training. In addition, we carry out continuous phishing testing campaigns for all of our employees.

All data privacy issues regarding our employees and customers are currently managed by a team specialized in compliance, legal and information security. The General Data Privacy Law (LGPD) is the guiding basis for all activities related to data privacy.

As of this date, we have no history of serious or critical cyber incidents, nor substantial ones, even of lesser impacts. Known risks are mapped and managed internally and organized and monitored by internal and external teams, so that they have an action plan necessary and sufficient to mitigate or eliminate such risks.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements, together with the Reports of Independent Registered Public Accounting Firms, are filed as part of this annual report.

ITEM 19.	EXHIBITS
Exhibit Number	Description
1.1	English translation of our Estatuto Social (bylaws), as amended.(1)
2.(a).1	Form of Fourth Amended and Restated Deposit Agreement, among us, JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, evidencing ADSs representing deposited Shares (defined therein).(2)
2.(a).2	Amended form of ADR (defined therein).(2)
2.(d)	Description of the registrant’s securities registered under Section 12 of the Exchange Act.(3)
4.(b).1	Cost Sharing Agreement, dated August 1, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada and Companhia Brasileira de Distribuição.(4)
4.(b).2	First Amendment to the Cost Sharing Agreement, dated October 30, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada, Companhia Brasileira de Distribuição and Euris.(4)
4.(b).3	Second Amendment to the Cost Sharing Agreement, dated October 28, 2020, by and among Casino Guichard Perrachon S.A., Casino Services SAS, Helicco Participações Ltda., Wilkes Participações S.A., Euris, Companhia Brasileira de Distribuição and Sendas Distribuidora S.A.(5)
4.(b).4	Wilkes Participações S.A. Shareholders’ Agreement, dated August 20, 2015, among Segisor S.A.S., Casino, Guichard-Perrachon S.A., Oregon LLC, Pincher LLC, Bengal I LLC and Almacenes Éxito S.A., and, as Intervening Parties, Wilkes Participações S.A., Companhia Brasileira de Distribuição and Onper Investments 2015, S.L.(6)
4.(b).5	Separation Agreement, dated as of December 14, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation)(7)
8.1	List of Subsidiaries. For information on our subsidiaries, see note 12 to our audited consolidated financial statements.
11.(a)	Code of Ethics, dated February 6, 2020.(8)
12.1	Section 302 Certification of the Chief Executive Officer.*
12.2	Section 302 Certification of the Chief Financial Officer.*
13.1	Section 906 Certification of the Chief Executive Officer.*
13.2	Section 906 Certification of the Chief Financial Officer.*
6(b).1	Clawback Policy, dated December 1, 2023

________________

(1)	Incorporated herein by reference to our 6-K furnished on February 14, 2023.
(2)	Incorporated herein by reference from Post-Effective Amendment No. 1 to Form F-6 Registration Statement under the Securities Act of 1933 filed with the SEC on December 9, 2021.
(3)	Incorporated herein by reference to our annual report on Form 20-F filed on December 1, 2020.
(4)	Incorporated herein by reference to our annual report on Form 20-F filed on April 30, 2015.
(5)	Incorporated herein by reference to our 6-K/A furnished on May 16, 2022.
(6)	Incorporated herein by reference to our 6-K furnished on August 28, 2015.
(7)	Incorporated herein by reference to our annual report on Form 20-F filed on April 30, 2021.

(8)	Incorporated herein by reference to our 6-K furnished on February 18, 2020.

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
Name: Rafael Sirotsky Russowsky Title: Chief Financial Officer and Investor Relations Officer

Companhia Brasileira
de Distribuição

Consolidated Financial Statements as of December 31, 2023 and 2022 and for the Years Ended December 31, 2023, 2022 and 2021 and Reports of Independent Registered Public Accounting Firms

Reports of Independent Registered Public Accounting Firms	F-3

Consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Companhia Brasileira de Distribuição

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Companhia Brasileira de Distribuição and subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and of its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We did not audit the consolidated financial statements of Almacenes Éxito S.A. and its subsidiaries (“Éxito”), a former subsidiary of the Company, as of and for the year ended December 31, 2022. The accompanying consolidated financial statements of the Company as of and for the year ended December 31, 2022, include R$19,602 million of total assets of Éxito, that are presented as part of assets held for sale and distribution as of December 31, 2022, and R$304 million of net income of Éxito that is presented as part of discontinued operations for the year ended December 31, 2022. The consolidated financial statements of Éxito as of and for the year ended December 31, 2022 were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Éxito, is based solely on the report of the other auditors.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board - PCAOB (United States), the Company’s internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2024, expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission - SEC and the PCAOB.

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

Critical audit matters

The critical audit matters communicated below are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Discontinued operations - Distribution of Subsidiary Éxito to Shareholders - Refer to notes 1.2 and 33 to the consolidated financial statements

Critical audit matter description

In August 2023, the Company completed the distribution of approximately 83% of Éxito shares held by the Company to its shareholders, resulting in the Company no longer controlling Éxito and the deconsolidation of its investment in Éxito. The consolidated statement of income for the year ended December 31, 2023 includes a loss of R$1,555 million, presented as part of net loss from discontinued operations, reflecting the net income of Éxito for the period until the loss of control as well as the effects of the recycling of the cumulative foreign translation loss of R$1,360 million on the Company’s investment in Éxito and the loss of R$760 million on the remeasurement to fair value of the Company’s remaining minority investment in Éxito.

The accounting treatment of this transaction was considered a critical audit matter due to (i) the complexity and significance of the amounts involved; (ii) the significant judgments made by Management in determining the appropriate accounting treatment for the transaction and the timing of recognition of results of the period effects, including the recycling of the comprehensive income, as well as the classification and measurement of the remaining investment; and (iii) the non-routine process and judgements used by Management to compile historical financial data for discontinued operations presentation. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of Management’s accounting conclusions, and the related presentation and disclosure in the consolidated financial statements.

How the critical audit matter was addressed in the audit

Our audit procedures included, among others:

•	We tested the effectiveness of relevant controls over the identification and treatment of significant unusual transactions, including those specifically related to discontinued operations.
•	We evaluated the accounting treatment, including Managements’ judgments related to the deconsolidation of investments in Éxito, through:
-	Inspection and discussion of the supporting documentation prepared by Management, including the technical accounting memorandum;
-	Reading of the minutes of the Board of Directors’ meetings;

-	Reading and evaluating the underlying contracts and other information; and
-	Evaluation of any contradictory evidence based on our assessment of the transaction, reading of relevant documentation, and understanding of Company’s business.
•	With the assistance of our specialists in technical accounting, we evaluated Management’s application of IFRS standards used by the Company for the accounting treatment, measurement, and classification of the transaction impacts.
•	We tested the accounting effects resulting from the transaction, including:
-	Inspection of related shares’ distribution agreements to gain an understanding of the assets and liabilities included in the scope of the share distribution transaction, comparing the amounts with the accounting records and the respective movements in shareholders’ equity.
-	Testing the accuracy of the amounts recycled from the “other comprehensive income” account in shareholders’ equity to the statement of income, including the corresponding effects in the statement of comprehensive income.
-	Testing of the valuation of the remaining minority investment in Éxito based on market available information as well as the classification on the balance sheet.
-	With the assistance of our tax specialists, we assessed the tax implications and effects of this transaction.
•	We evaluated the presentation and disclosures, including earnings per share and cash flows in the consolidated financial statements.

Realization of recoverable taxes - Refer to note 11 to the consolidated financial statements

Critical audit matter description

The Company had recoverable ICMS tax credits amounting to R$660 million and PIS/COFINS tax credits amounting to R$2,190 million, whose recoverability depends on the generation of sufficient amounts of suitable taxes payable in the future. In assessing the recoverability of these tax credits, Management uses projections of revenues, costs and expenses, as well as other information used in estimating the timing and nature of the future amounts of taxes payable, which are based on estimates and assumptions of future business performance and market conditions, as well as expectations as to applicable tax regulations and adoption of special tax regime obtained by the Company and used in the ICMS computation for certain States.

The realization of recoverable taxes was considered a critical audit matter due to: (i) the magnitude of amounts involved; and (ii) the high degree of complexity involved in the Brazilian indirect tax legislation, and (iii) Management’s assessment process, which requires significant judgment by Management and includes significant assumptions in the estimation of the timing and amounts of future taxes payable that could be affected by future market or economic conditions and events.

How the critical audit matter was addressed in the audit

Our audit procedures included, among others:

•	We tested the effectiveness of relevant controls over Management’s assessment of the recoverability and realization of these recoverable taxes, including relevant internal controls over projections prepared by Management and approved by those charged with governance, used in the recoverability assessment.

•	We evaluated the significant assumptions used by Management in its recoverability assessment and tested the completeness and accuracy of the underlying data supporting the significant assumptions.
•	With the assistance of our tax specialists, we evaluated the application of tax laws and special tax regimes used in the recoverability assessment.
•	We tested the data used by Management in determining the recorded amounts for recoverable tax credits, comparing inputs to internal data, and testing the accuracy and completeness of calculations.
•	We evaluated the related disclosures in the consolidated financial statements.

Tax Contingencies - Refer to note 21 to the consolidated financial statements

Critical audit matter description

The Company is party to a significant number of administrative and legal proceedings arising from various tax claims and assessments. Based on the opinions and with the support of its internal and external legal counsel, Management assesses the likelihood of loss related to these tax claims and assessments, and records provisions when the likelihood of loss is assessed as probable, and the amounts can be estimated. As of December 31, 2023, Management has recorded provisions in the amount of R$1,108 million. Additional claims and assessments of R$13,376 million were outstanding as of December 31, 2023, for which no provision was recorded. The Company is also contingently liable under indemnification agreements for certain other tax claims and assessments of divested subsidiary operations, totaling R$1,739 million, for which no provision was recorded. The Company is also subject to reimbursement from its former and actual controlling shareholders for certain tax assessment totaling R$2,425 million. Management uses significant judgment in evaluating the merits of each claim and assessment and in evaluating the likelihood and potential amounts of loss, considering the complexity of the Brazilian tax environment and legislation, including existence and interpretation of applicable jurisprudence and case law.

The valuation and disclosure of tax contingencies was considered a critical audit matter due to: (i) the complexity involved in the evaluation and interpretation of applicable tax legislation, case law, and jurisprudence, which requires a high degree of judgment applied by Management and the assistance of the Company’s external counsel; (ii) the amounts involved and the significant estimate uncertainty related to the ultimate outcome and timing of court decisions; and (iii) the additional audit efforts, which include the involvement of our tax specialists.

How the critical audit matter was addressed in the audit

Our audit procedures included, among others:

•	We tested the effectiveness of relevant controls over the identification and evaluation of tax claims and assessments, including the assumptions and technical merits of tax positions used in the evaluation of the likelihood of loss, as well as the processes to measure, record and disclose the amounts related to tax contingencies.
•	We read and obtained an understanding of indemnification agreements entered by the Company.
•	We tested the completeness of the tax contingencies subject to evaluation by the Company.
•	With the assistance of our tax specialists, we evaluated Management’s assessment of the likelihood and estimate of loss for a sample of material tax contingencies, which included:

-	Obtaining an understanding and evaluating Management’s judgments, the technical merits and documentation supporting Management’s assessment, including reading, and evaluating tax opinions or other third-party tax advice obtained from the Company’s external tax and legal counsel.
-	Inspecting and evaluating the responses to external confirmations sent to key external tax and legal advisers of the Company.
-	Challenging Management’s assessment using our knowledge of, and experience with, the application of tax laws and developments in the applicable regulatory and tax environments.
-	Testing the assumptions, underlying data, and accuracy of the calculation of the amounts related to recorded tax provisions and disclosed tax contingencies.
•	We evaluated subsequent events occurred after December 31, 2023 and before consolidated financial statements approval and related accounting and disclosure treatments.
•	We evaluated the related disclosures in the consolidated financial statements.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

São Paulo, Brazil

June 28, 2024

We have served as the Company’s auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Companhia Brasileira de Distribuição

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Companhia Brasileira de Distribuição and subsidiaries (“the Company”) as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board - PCAOB (United States), the consolidated financial statements as of and for the year ended December 31, 2023 of the Company and our report, dated June 28, 2024, expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission - SEC and the PCAOB.

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

Material weaknesses

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in Management’s assessment: (1) Failure to design and operate effective controls over recording of manual journal entries; and (2) Failure to maintain effective controls over stores inventory count program to support assertions related to the quantity and condition of inventory at year-end.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements, as of and for the year ended
December 31, 2023, of the Company, and this report does not affect our report on such financial statements.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

São Paulo, Brazil

June 28, 2024

Companhia Brasileira de Distribuição

Consolidated Statements of Income

Years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, except earnings per share)

		For the year ended December 31,
	Note	2023	2022	2021
				Note 2
Continuing operations
Net operating revenue	25	19,250	17,321	16,298
Cost of sales	26	(14,433)	(13,019)	(11,942)
Gross profit		4,817	4,302	4,356
Operating expenses, net
Selling expenses	26	(3,104)	(2,699)	(2,572)
General and administrative expenses	26	(574)	(598)	(695)
Depreciation and amortization		(1,017)	(931)	(810)
Other operating expenses, net	27	(213)	(434)	(168)
		(4,908)	(4,662)	(4,245)
Income (loss) from continuing operations		(91)	(360)	111

Financial expenses, net	28	(1,009)	(750)	(623)
Share of profit of associates	13	768	(205)	(58)

Loss before income tax and social contribution		(332)	(1,315)	(570)

Income tax and social contribution	20	418	454	725

Net income (loss) for the year from continuing operations		86	(861)	155
Net income for the year from discontinued operations	33	(2,220)	857	805
Net income (loss) for the year		(2,134)	(4)	960

Net income (loss) for the year attributable to:
Controlling shareholders from continuing operations		85	(863)	158
Controlling shareholders from discontinued operations		(2,356)	691	644
Total of controlling shareholders		(2,271)	(172)	802

Non-controlling shareholders from continuing operations		1	2	(3)
Non-controlling shareholders from discontinued operations		136	166	161
Total of non-controlling shareholders		137	168	158
		(2,134)	(4)	960

Earnings (loss) per share (R$/share) – controlling shareholders’	29
Basic
Basic earnings (loss) per share – continuing operations		0.31484	(3.20372)	0.58803
Basic earnings (loss) per share – discontinued operations		(8.72659)	2.56521	2.39678
Basic earnings (loss) per share – total		(8.41175)	(0.63851)	2.98481

Diluted
Diluted earnings (loss) per share – continuing operations		0.30868	(3.20372)	0.58716
Diluted earnings (loss) per share – discontinued operations		(8.72659)	2.56521	2.39324
Diluted earnings (loss) per share – total		(8.41791)	(0.63851)	2.98040

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Statements of Comprehensive Income (loss)

Years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais)

	For the year ended December 31,
	2023	2022	2021

Net income (loss) for the year	(2,134)	(4)	960
Other comprehensive income for the year
Items that may be subsequently reclassified to the Statements of Income in subsequent periods:
Foreign currency translation	2,038	(2,930)	(1,405)
Others	(22)	6	(3)
Other comprehensive income (loss) for the year, net of income tax	2,016	(2,924)	(1,408)
Total comprehensive income (loss) for the year	(118)	(2,928)	(448)

Total comprehensive income attributable to:
Controlling shareholders	(521)	(2,498)	(316)
Non-controlling shareholders	403	(430)	(132)
	(118)	(2,928)	(448)

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

December 31, 2023 and 2022

(In millions of Brazilian Reais)

		As of December 31,
	Note	2023	2022

Current assets
Cash and cash equivalents	6	2,971	3,751
Marketable Securities	7	777	-
Trade receivables, net	8	458	417
Other receivables	9	115	279
Inventories, net	10	1,952	2,046
Recoverable taxes	11	1,078	1,114
Other current assets		172	109
		7,523	7,716
Assets held for sale or distribution	32	-	20,843
Total current assets		7,523	28,559

Non-current assets
Other receivables	9	810	727
Recoverable taxes	11	2,536	2,808
Derivative financial instruments	18.1	1	-
Deferred income tax and social contribution	20	1,078	922
Related parties	12	52	301
Restricted deposits for legal proceedings	21.7	517	759
Other non-current assets		119	100
Investments in associates	13	864	833
Property and equipment, net	14	6,577	6,844
Intangible assets, net	15	1,973	1,986
Total non-current assets		14,527	15,280
Total assets		22,050	43,839

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Balance Sheets

December 31, 2023 and 2022

(In millions of Brazilian Reais)

		As of December 31,
	Note	2023	2022
Current liabilities

Trade payable, net	16	2,729	2,528
Suppliers finance	16	524	595
Borrowings and financing	17	972	1,001
Lease liabilities	22	474	490
Payroll and related taxes		381	294
Taxes payable	19	328	312
Income tax e social contribution	20	82	51
Related parties	12	85	335
Financing of property and equipment		112	112
Deferred revenue	23	168	156
Other current liabilities		370	386
		6,225	6,260
Liabilities related to assets held for sale or distribution	32	-	11,487
Total current liabilities		6,225	17,747

Non-current liabilities
Borrowings and financing	17	4,302	4,862
Lease liabilities	22	3,826	3,547
Tax payable	19	69	55
Income tax e social contribution	20	270	-
Related parties	12	-	23
Provision for risk	21	2,151	2,629
Deferred revenues	23	75	97
Provision for losses on investment in associates	13	-	863
Other non-current liabilities		410	283
Total non-current liabilities		11,103	12,359

Shareholders’ equity	24
Share capital		1,807	5,861
Capital reserves		26	318
Earning reserves		5,329	7,238
Accumulated loss		(2,443)	(172)
Other comprehensive income		(2)	(1,752)
		4,717	11,493
Non-controlling interest		5	2,240
Total shareholders’ equity		4,722	13,733
Total liabilities and shareholders’ equity		22,050	43,839

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais)

	Controlling Shareholders
		Capital reserves			Earnings reserves
	Share Capital	Other Reserves	Stock Options	Treasury Shares	Investment reserve	Legal	Retained earnings	Governmental incentive reserve	Other reserves	Accumulated earnings	Other comprehensive results	Total	Non-controlling interest	Total
At December 31, 2020	5,650	-	263	(7)	4,444	665	921	67	-	-	1,692	13,695	3,112	16,807
Other comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-		802	-	802	158	960
Foreign currency translation	-	-	-	-	-	-	-	-		-	(1,116)	(1,116)	(289)	(1,405)
Others	-	-	-	-	-	-	-	-		-	(2)	(2)	(1)	(3)
Comprehensive income for the year	-	-	-	-	-	-	-	-	-	802	(1,118)	(316)	(132)	(448)

Capital increase (note 24)	209	-	-	-	(200)	-	-	-	-	-	-	9	-	9
Stock in treasury (note 24)	-	2	-	6	-	-	-	-	-	-	-	8	-	8
Stock options granted (note 24)	-	-	26	-	-	-	-	-	-	-	-	26	-	26
Appropriation of net income to legal reserve (note 24)	-	-	-	-	-	40	-	-	-	(40)	-	-	-	-
Interest on own capital (note 24)	-	-	-	-	(68)	-	-	-	-	-	-	(68)	-	(68)
Appropriation of net income to other reserves (note 24)	-	-	-	-	(1,601)	-	-	2,282	-	(681)	-	-	-	-
Mandatory dividends (note 24.3)	-	-	-	-	-	-	-	-	-	(81)	-	(81)	-	(81)
Dividends paid to non-controlling interests (note 24.4)	-	-	-	-	-	-	-	-	-	-	-	-	(207)	(207)
Subsidiary PUT valuation Disco	-	-	-	-	-	-	-	-	-	-	-	-	(70)	(70)
Hyperinflation adjustment on foreign investments	-	-	-	-	-	-	388	-	-	-	-	388	16	404
Others	-	-	-	-	-	-	(9)	-	(3)		-	(12)	12	-
Balance at December 31, 2021	5,859	2	289	(1)	2,575	705	1,300	2,349	(3)	-	574	13,649	2,731	16,380

The accompanying notes are integral part of these financial statements

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais)

	Controlling Shareholders
		Capital reserves			Earnings reserves
	Share Capital	Other Reserves	Stock Options	Treasury Shares	Investment reserve	Legal	Retained earnings	Governmental incentive reserve	Other reserves	Accumulated earnings	Other comprehensive results	Total	Non-controlling interest	Total
At December 31, 2021	5,859	2	289	(1)	2,575	705	1,300	2,349	(3)	-	574	13,649	2,731	16,380
Other comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	-	(172)	-	(172)	168	(4)
Foreign currency translation	-	-	-	-	-	-	-	-	-	-	(2,334)	(2,334)	(596)	(2,930)
Other	-	-	-	-	-	-	-	-	-	-	8	8	(2)	6
Comprehensive income for the year	-	-	-	-	-	-	-	-	-	(172)	(2,326)	(2,498)	(430)	(2,928)

Capital increase (note 24)	2	-	-	-	-	-	-	-	-	-	-	2	-	2
Stock options granted (note 24)	-	-	27	-	-	-	-	-	-	-	-	27	-	27
Interest on own capital (note 24)	-	-	-	-	(14)	-	-	-	-	-	-	(14)	-	(14)
Transfer between earnings reserve	-	-	-	-	(235)	-	-	235	-	-	-	-	-	-
Shareholder Transactions (*) (**)	-	-	-	-	-	-	(248)	-	-	-	-	(248)	5	(243)
Dividends paid to non-controlling interests (note 24.4) (**)	-	-	-	-	-	-	-	-	-	-	-	-	(225)	(225)
Subsidiary PUT valuation Disco (**)	-	-	-	-	-	-	(52)	-	-	-	-	(52)	95	43
Hyperinflation adjustment on foreign investments (**)	-	-	-	-	-	-	636	-	-	-	-	636	73	709
Others	-	-	-	-	-	-	(7)	-	(2)		-	(9)	(9)	(18)
Balance at December 31, 2022	5,861	2	316	(1)	2,326	705	1,629	2,584	(5)	(172)	(1,752)	11,493	2,240	13,733

(*)	Amount composed mainly by deferred income tax and social contribution in the amount of R$228 related to the segregation of Grupo Éxito's operations. Note 1.2.
(**)	Items related to assets and liabilities held for sale or distribution.

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais)

	Controlling Shareholders
		Capital reserves			Earnings reserves
	Share Capital	Other Reserves	Stock Options	Treasury Shares	Investment reserve	Legal	Retained earnings	Governmental incentive reserve	Other reserves	Accumulated earnings	Other comprehensive results	Total	Non-controlling interest	Total
At December 31, 2022	5,861	2	316	(1)	2,326	705	1,629	2,584	(5)	(172)	(1,752)	11,493	2,240	13,733
Other comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	-	(2,271)	-	(2,271)	137	(2,134)
Foreign currency translation (*)	-	-	-	-	-	-	-	-	-	-	1,772	1,772	266	2,038
Other	-	-	-	-	-	-	-	-	-	-	(22)	(22)	-	(22)
Comprehensive income for the year	-	-	-	-	-	-	-	-	-	(2,271)	1,750	(521)	403	(118)

Stock options granted (note 24)	-	-	16	-	-	-	-	-	-	-	-	16	-	16
Transfer between earnings reserve (note 24)	2,605	(2)	(306)	-	(1,701)	(515)	(81)	-	-	-	-	-	-	-
Dividends paid to non-controlling interests (note 24.4) (**)	-	-	-	-	-	-	-	-	-	-	-	-	(106)	(106)
Subsidiary PUT valuation Disco (note 18.3) (**)	-	-	-	-	-	-	(2)	-	-	-	-	(2)	-	(2)
Hyperinflation adjustment on foreign investments (**)	-	-	-	-	-	-	385	-	-	-	-	385	17	402
Deconsolidation - Éxito	(6,659)	-	-	-	-	-	-	-	5		-	(6,654)	(2,549)	(9,203)
Balance at December 31, 2023	1,807	-	26	(1)	625	190	1,931	2,584	-	(2,443)	(2)	4,717	5	4,722

(*)	Cumulative Translation adjustments of the period related to the subsidiaries Éxito and Cnova.
(**)	Items related to Éxito's deconsolidated assets and liabilities (Note nº 1.2).

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Consolidated Statement of Cash Flows

Years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais)

	For the year ended 31,
	2023	2022	2021

Cash flow provided by operating activities
Net income (loss) for the year	(2,134)	(4)	960
Adjustments to reconcile net income for the year to net cash provided by the operating activities:
Deferred income tax (note 20)	(282)	(29)	(676)
Losses on disposals of property and equipment	(14)	(2,569)	(247)
Depreciation and amortization	1,136	1,902	2,117
Financial charges	1,670	1,696	1,316
Receivables Fair value adjustment	-	2	1
Share of profit of associates (note 13.4)	(699)	247	47
Provision for contingencies (note 21)	(87)	1,523	137
Provision for write-off and impairment	-	33	44
Share-based payment (note 24)	16	27	26
Allowance for doubtful accounts (note 8.2 e 9.1)	20	40	61
Allowance (reversal) for inventory losses and damages (Note 10.2)	43	(28)	26
Deferred revenue (Note 23)	(77)	(26)	26
Gain on write-off of lease liabilities (note 22.2)	(142)	(278)	(1,022)
Other operating income / expenses	-	-	(280)
Gain on the sale of subsidiary	2,082	1	-
	1,532	2,537	2,536
Changes in operating assets and liabilities
Trade receivables	(20)	(166)	(140)
Inventories	147	(383)	989
Recoverable taxes	173	(509)	210
Other assets	149	(336)	(5)
Related parties	(136)	(396)	(101)
Restricted deposits for legal proceedings	225	(51)	(176)
Trade payables, net	(1,512)	(332)	(738)
Payroll and related taxes	93	(67)	(60)
Taxes and social contributions payable	265	274	355
Payments of income tax and social contributions	(204)	(306)	(425)
Provision for contingencies	(222)	(368)	(161)
Deferred revenue	14	66	55
Other liabilities	39	(195)	378
Receipts of dividends and interest on own capital	20	16	11
	(969)	(2,753)	192

Net cash provided by (used in) operating activities	563	(216)	2,728

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição

Consolidated Statement of Cash Flows

Years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais)

	For the year ended December 31,
	2023	2022	2021

Cash flow from investing activities
Purchase of property and equipment (Note 14.4)	(1,014)	(1,398)	(1,035)
Purchase of intangible assets (note 15.3)	(157)	(228)	(232)
Proceeds from sales of property and equipment	876	4,560	1,315
Cash of deconsolidation of Éxito	(1,257)	-	-
Acquisition of investment property	(31)	(100)	(124)
Financial assets	(14)	-	-
Others	-	-	(1)
Net cash provided by (used in) investment activities	(1,597)	2,834	(77)

Cash flow from financing activities
Capital increase	-	2	9
Proceeds from borrowings and financing (Note 17.2)	1,718	1,545	4,860
Payments of borrowings and financing (Note 17.2)	(2,145)	(4,579)	(5,315)
Payments of lease liabilities (Note 22.2)	(1,166)	(1,378)	(1,523)
Payments of dividends and interest on own capital	(112)	(265)	(780)
Contributions obtained from non-controlling shareholders	-	-	14
Installment payments on the acquisition of subsidiary	(3)	(3)	(3)
Transactions with non-controlling shareholders	3	(25)	(5)
Net cash used in financing activities	(1,705)	(4,703)	(2,743)

Net (decrease) in cash and cash equivalents	(2,739)	(2,085)	(92)

Cash and cash equivalents at the beginning of the year	5,621	8,274	8,711
Exchange variation on cash and cash equivalents	89	(568)	(345)
Cash and cash equivalents at the end of the year	2,971	5,621	8,274

The main non-cash transactions are disclosed in note 31.

The accompanying notes are integral part of these consolidated financial statements.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

1.	Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food and other products through its chain of supermarkets, specialized stores and department stores especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, “Mercado Extra”, and “Minimercado Extra”. Related to the operations of the Extra Hiper brand, refer to Note 1.1. The Group’s headquarters is in the city of São Paulo, State of São Paulo, Brazil.

The Company used to operate in other Latin American countries through former-subsidiary Almacenes Éxito SA (“Éxito”). Éxito is a Colombian company that operates the supermarket and hypermarket banners Éxito, Carulla, Super Inter, Surtimax and Surtimayorista in Colombia, the Libertad banner in Argentina and the Disco and Devoto banners in Uruguay. Additionally, Éxito also operates shopping centers in Colombia under the banner Viva. The process of segregation and discontinuity of Éxito's activities at GPA was concluded in the third quarter of 2023, refer to Note 1.2.

The Company’s shares are listed on the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão (“B3”)) called “Novo Mercado”, which requires the highest level of Corporate Governance under, the ticker symbol “PCAR3” and, until April 19, 2024, in the New York Stock Exchange (“NYSE”) (American Depositary Receipts (“ADR”) level III), under the ticker symbol “CBD” (refer to subsequent event Note related to NYSE listing).

The Company used to be controlled by Ségisor and its parent company is Casino Guichard Perrachon (“Casino"), a French company listed in the Paris Stock Exchange, ceased in April 18, 2024, as discussed in subsequent event Note.

1.1	Discontinuation of the business of Extra Hiper stores and sale of assets to Sendas

As part of the Brazilian retail reportable segment, the Company operates different store formats, as highlighted in Note 1, including 103 Extra Hiper stores operating in the format of hypermarkets. In line with the strategy of optimizing its stores portfolio, allocating relevant resources to accelerate the growth of the most profitable formats, Management decided to abandon the operation of stores with the Extra Hiper banner (including drugstores operated with the same banner), discontinuing the hypermarkets format of stores.

According to material facts disclosed on October 14, 2021 and December 16, 2021, the independent directors of the Boards of Directors of the Company and of Sendas Distribuidora S.A. (“Assai” or “Sendas” - a former subsidiary spun-off in 2020 as described in Note 1.3), approved the terms and conditions of an agreement to transfer the rights of use of 70 Extra Hiper stores to Sendas, located in several different states, including real estate owned by the Company and other assets leased from third parties.

The transaction was definitively completed, after an amendment on December 26, 2022, as follows: (i) transfer the rights of use of 66 (initially 70) stores to Assaí for the amount of R$3,928 (initially R$3,973) and (ii) sale of 17 properties to the real estate fund Barzel Properties, with guarantee and subsequent lease directly by Assaí for a period of 25 years, renewable for an additional period of 15 years, in the amount of R$1,200, pursuant to the agreement entered into on February 25, 2022.

On August 17, 2022, the Company's Board of Directors approved the execution of agreements with financial institutions for the definitive sale of receivables against Assaí, in the amount of up to R$2 billion referring to the installments due between 2023 and 2024. Residual installments in the amount of R$1.2 billion due in 2023 and R$700 due in January 2024 adjusted by CDI plus 1.2% p.y. were also definitively sold during the third quarter of 2022, with the consent of Assai and with no right of recourse. The cost of this sale was R$2.4 and is allocated in the financial result.

On December 31, 2023, the Company received, or sold, the totality of the receivables related to the transaction.

Also, as part of the plan to discontinue the hypermarket format, out of the 37 remaining Extra Hiper stores, the Company converted 25 to other banners (Pão de Açúcar and Mercado Extra) and closed 12 stores. Those conversions were fully completed by end of 2023.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

Management evaluated the transaction as per IFRS5 - "Non-Current Assets Held for Sale and Discontinued Operations" and concluded that the discontinuation of the 103 Extra Hiper stores (complete transaction) results in the abandonment of an important line of business in the Brazilian retail segment, with subsequent sale of operating assets (fixed and right of use) to Assai.

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

On December 30, 2022, Éxito submitted the application for registration as a category “A” publicly held company, the application for registration of the BDR Level I program with CVM, and the application for listing of BDRs with to B3.

The Company also concluded the necessary prior authorizations from the main financial creditors during the year ended 2022.

Management complied with the main requirements of the segregation process of its subsidiary Éxito in 2022 and, at that year-ended, the transaction was considered highly likely to be concluded during 2023. According to IFRS 5, the subsidiary Éxito and its subsidiaries are presented in these consolidated financial statements as assets (an related liabilities to assets) held for sale or distribution on the balance sheet as of December 31, 2022 and discontinued operations in the Statement of Income for the year ended December 31, 2022 and comparative presentation for the years ended December 31, 2021.

On April 3 and 4, 2023, CVM and B3 approved Éxito’s registration as a publicly traded company category “A” and the request for registration and negotiation of Éxito’s BDRs.

On July 3, 2023, Éxito's public request for registration was made, through the declaration contained in its form 20-F, to the U.S. Securities and Exchange Commission (“SEC”) and on July 25, 2023, SEC declared the effectiveness of Éxito's Form 20-F, concluding SEC’s registration process of Éxito. As a result, Éxito was registered as a public company in the three markets (Brazil, Colombia and the United States of America) necessary to complete the transaction.

On August 8, 2023, GPA obtained the authorization from the Superintendencia Financeira de Colombia (“SFC”), Colombian regulatory body, for the transfer of the shares of Éxito to be delivered to GPA’s shareholders in the context of the Transaction, considering a cut-off date on August 22, 2023 for BDR and August 23, 2023 for ADR.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

The shareholders of common shares issued by GPA received 1 BDR for each GPA share. As of August 23, 2023, the shares started to be traded “ex-right to receive BDRs” and the BDRs started to be traded on B3 under the ticket “EXCO”. Shareholders of GPA ADRs, received 1 Éxito ADR for every 2 GPA ADRs, with Éxito ADRs starting to be traded normally (“regular way”) on the NYSE from August 29, 2023 under the code “EXTO”.

The shares distributed represent approximately 83% of GPA's interest in Éxito's share capital. GPA maintained a minority stake in Éxito of 13.31%.

On October 30, 2023, the Extraordinary Shareholders' Meeting(EGM) approved the ratification of the amount of the reduction in GPA's share capital by R$6,659 (see note 24), without changing the number of Éxito shares delivered. Previously, at an EGM held on February 14, 2023, the reduction of GPA's capital in the amount of R$ 7,133 was approved through the delivery to GPA shareholders of 1,080,556,276 common shares issued by Éxito and owned by GPA.

In the consolidated financial statements as of December 31, 2023, the results of the subsidiary Éxito and its subsidiaries were presented as discontinued operations in the results of the year, until the effective loss of control by GPA, which occurred on July 31 (note 33).

The Company applied IFRS10 to record the loss of control, the effects are detailed in note 33 of discontinued operations, and mainly include (i) the recycling of the accumulated balance sheet conversion adjustment in the amount of R$ (1,360) and (ii) the effect of re-measurement at fair value of the remaining interest net of the write-off of the investment in the amount of R$ (746) on the date of loss of control.

The Company also evaluated the accounting treatment of the remaining interest following IAS28, considering all factors such as the shareholder agreement signed on August 9, 2023, and concluded in the absence of significant influence. Therefore, the remaining interest is being recorded as a financial asset through profit or loss (FVTPL) in application of IFRS9, under the heading “Financial investments”. In addition to the remeasurement effect on the date of loss of control in application of IFRS10, the Company recorded the variation in the fair value of the financial asset between the loss of control and the period ended December 31, 2023, in the amount of R$153, in the financial result line.

On October 13, 2023, the Board of Directors approved the signing of a pre-agreement with Grupo Calleja, owner of the leading supermarket retail group in El Salvador that operates under the Super Selectos brand (“Buyer”), for the sale of GPA’s entire remaining interest in Éxito, corresponding to 13.31% of Éxito’s share capital, within the scope of a public acquisition offer launched by the Buyer in Colombia and the United States of America to acquire 100% of Éxito shares, subject to the acquisition of 51% of shares (Public Tender Offer - PTO).

Companies from the Casino group, which own 34.05% of Éxito's share capital, are also parties to the pre-agreement and have committed to selling their stake in the PTO. The value of the PTO, considering all Éxito's shares, was US$1,175 million, equivalent to US$0.9053 per share, with US$156 million (corresponding to R$790 on the date of approval of the operation) referring to GPA's interest on Éxito.

On October 31, 2023, the Company's management contracted a hedge operation (NDF – Non-Deliverable Forward) to protect the exchange rate exposure related to the sale of GPA's remaining interest in Éxito. As of December 31, 2023, the fair value of the derivative is R$20.

Subsequently, on January 23, 2024, after the conclusion of the PTO launched by the buyer for the acquisition of Éxito shares, in Colombia and the United States, GPA received the amount of US$156 million (corresponding to R$789 on January 23, 2024, including positive effect of R$12 from the hedge contracted on October 31st).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

1.3	Sale and Leaseback transaction

In June 2023, the Company entered into a Sales and Leaseback agreement, selling 11 GPA-owned supermarket stores to a private fund for a total amount of R$330, being R$140 received on June 30, 2023 and R$190 on July 7, 2023. The Lease Agreements were signed with an initial term of 15 years, except for 3 Stores that were leased with an initial term of 18 years, renewable for an additional similar period, ensuring the continuity of GPA's operations in the Stores under sustainable financial conditions. The right of use increased by R$81 and the lease liability increased by R$183, recording a gain of R$85 in June 2023.

1.4	Sale of property – Barra da Tijuca

In September 2023, the Company sold the property located in Barra da Tijuca, in the city of Rio de Janeiro, where an Extra hypermarket used to operate, by the amount of R$247, fully received on September 30, 2023. The gain on this operation was R$66.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

1.5	Sale of interest held in Cnova

GPA held an indirect equity interest of 34% in the share capital of CNova N.V. (“Cnova”) and as per Cnova financial condition, a provision for loss on investments in the amount of R$872 were recorded throughout the years (refer to Note 13.3).

On September 8, 2023, Casino proposed to start negotiations for the sale of the indirect corporate interest held by the Company in Cnova

In light of this event, in application of IAS 28, and considering the provisions contained in IAS 37, the Company assessed whether there was still a legal or constructive obligation towards its investee, as well as its intention to maintain financial support in this investee, due to the proposed negotiation with Casino.

Considering the absence of a legal obligation to recapitalize the investee by GPA, as well as the discussions that culminated in the sale of the investment and, consequently, the Company's intention not to maintain financial support for this investee, the Company reversed the provision for loss on investment in the period ending on September 30, 2023, in the amount of R$872.

Management concluded negotiations for the sale of its indirect equity interest in Cnova to Casino and on November 25, 2023, the Company's Board of Directors, based on the recommendation of the Independent Special Committee constituted on September 8, 2023, approved the proposal for Є 10 million (equivalent to R$53.5) submitted by Casino, based on a fairness opinion prepared by an independent financial institution, for the acquisition of the entire stake held by the Company in Cnova. The transaction value was paid in two installments, with the first installment received in November 30, 2023, representing 80% of the amount, corresponding to Є 8 million (R$ 42.8 million), and the second installment representing Є 2 million (R$ 10.7), was received in the 1st quarter of 2024.

In addition to the amounts above, it was agreed a right to receive a variable installment (“Equalization Payment”) in the case of a subsequent transaction involving the sale of the interest held by Casino in Cnova or a corporate reorganization of Cnova within a period of 18 (eighteen) months, counting from the settlement date. The objective of the Equalization Payment is to enable the Company to capture the potential additional appreciation of the asset in a subsequent transaction, aiming for the best interests of the Company and its shareholders. There is no fair value to be recorded regarding this instrument as of December 31, 2023.

1.6	Going concern

Management has assessed the Company's ability to continue operating for the foreseeable future and has concluded that it has the ability to maintain its business, financial condition, and systems operating normally. Accordingly, management is not aware of any material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and the consolidated financial statements have been prepared on a going concern basis.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

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

These consolidated financial statements were approved by the Board of Directors on June 28, 2024

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

The list of subsidiaries and associates is presented in Note 13.1

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the Statements of Income when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment. Group has no investments classified in OCI.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

When determining whether the credit risk of a financial asset increased significantly since its initial recognition and while estimating the expected credit losses, the Group takes into account reasonable and sustainable information that is relevant and available free of excessive cost or effort. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, during credit assessment and considering information about projections.

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

The positions within each group were segmented based on common credit risk characteristics, such as:

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

•          Credit risk level and historical losses – for wholesale clients and property rental; and

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

The Group has not designated any financial liability as at fair value through profit or loss.

•	Amortized cost

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate (EIR) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance expenses, net in the Statements of Income.

This category generally applies to interest-bearing loans and borrowings. For more information, refer to Note 17.

(vi)	Derecognition of financial assets and liabilities

A financial asset (or, as the case may be, part of a financial asset or part of a group of similar financial assets) is derecognized when:

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

• The rights to receive cash flows from the asset have expired; or

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

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

The Company uses financial instruments only to hedge identified; risks limited to 100% of the value of these risks. Derivative instruments transactions are exclusively used to reducing the exposure to the risk of changes in interest rates and foreign currency fluctuation and maintaining a balanced capital structure.

(x)	Cash flow hedge

Derivative instruments are recorded as cash flow hedge, using the following principles:

•      The effective portion of the gain or loss on the hedge instrument is recognized directly in stockholders’ equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio, but the objective of management risk remains unchanged, the Group should “rebalance” the hedge ratio to meet the eligibility criteria.

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

•      The Company should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after considering any rebalancing of the hedge relationship).

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

Monetary assets and liabilities denominated in foreign currencies are translated into Brazilian Reais, using the spot exchange rate at the end of each reporting period. Gains or losses on changes in exchange rate variations are recognized as financial income or expense.

3.3.	Classification of assets and liabilities as current and non-current

The Group presents assets and liabilities in the financial statements based on current/non-current classification.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

4.	Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB.
4.1.	New and amended standards and interpretations

The Group applied amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2023. The main new standards adopted are as follows:

Accounting pronouncement	Description	Impact

Changes in IAS 1	Presentation of Financial Statements	01/01/2023
Changes in IAS 8	Distinction of the differences between changes in accounting policies and changes in accounting estimates	01/01/2023
Changes in IAS 12	Taxes on Income. Deferred tax related to Assets and Liabilities resulting from a single transaction	01/01/2023
Adoption of IFRS 17	Insurance contracts – Impacts for insurers and reinsurers	01/01/2023
Changes in IAS 12	Changes to IAS 12 regarding Pillar 2	01/01/2023

The adoption of these standards did not result in material impacts on the consolidated financial statements.

4.2.	New and revised standards and interpretations issued and not yet effective

The Group has not early adopted the following new and revised IFRSs, which have already been issued but not yet in effect, up to the date of the issuance of the Group’s consolidated financial statements:

Applicable to
Accounting pronouncement	Description	annual periods
starting in
or after
Changes in IAS 7 and IFRS 7	Definition and disclosure of additional information for supplier financing.	01/01/2024
Changes in IAS 1	Definition of the change in the disclosure of long-term liabilities with Covenants and classification of liabilities as current or non-current.	01/01/2024
Changes in IAS 21	Determine whether a currency is convertible and how it should be determined a spot exchange rate when there is a lack of exchangeability.	01/01/2025
Changes in IFRS 16	Treatment of lease liabilities in Sale and Leaseback transactions	01/01/2024
Adoption of IFRS 18	Improvements in the presentation and Disclosure in Financial Statements	01/01/2027
Adoption of IFRS 19	Subsidiaries without Public Accountability: Disclosures, permits a subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements.	01/01/2027
Changes in IAS 28	Sale or contribution of assets between an investor and its affiliate or joint venture.	The effective date has not yet been defined. by IASB

The Group does not expect a significant impact on the Group's consolidated financial statements.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

5.	Significant accounting judgments, estimates and assumptions

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

In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the consolidated financial statements, as disclosed in the following notes:

•	Discontinued Operations – Note 1.1, 1.2 and 33
•	Impairment: Notes 8.2, 9.1, 14.1, 15.1 and 15.2
•	Inventories: Allowance for losses on inventory obsolescence and damages: Note 10
•	Recoverable taxes: Expected realization of tax credits: Note 11
•	Fair value of derivatives and other financial instruments: Measurement of the fair value of derivatives: Note 18
•	Provision for risks: Record of provision for claims with likelihood assessed as probable loss, estimated with a certain degree of reasonability: Note 21
•	Income tax: Record of provisions based on reasonable estimates: Note 20
•	Lease: determination of the lease term and the incremental borrowing rate - Note 22.
•	Share-based payments: Estimated fair value of transactions based on a valuation model - Note 24

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

6.	Cash and cash equivalents

Cash and cash equivalents consist of cash, bank accounts and highly liquid short-term investments that are readily convertible into a known amount of cash, with a maturity of three months or less and subject to an insignificant risk of change in value.

	Rate	2023	2022

Cash and banks – Brazil		246	99
Cash and banks – Abroad	(*)	74	79
Short-term investments - Brazil	(**)	2,651	3,573
		2,971	3,751
(*)	As of December 31, 2023, refers to funds from the Company, of which R$74 are denominated in the United States of America in US Dollars (R$ 79 on December 31,2022)
(**)	Refers substantially to highly liquid investments bearing interest at a weighted average rate of 100.15% (101.38% on December 31, 2022) of the Brazilian Interbank Deposit Certificate (“CDI”)

7.	Marketable Securities

Company has certain financial investments set apart from cash and cash equivalents due to specific characteristics of these securities. The amount R$777 is comprised of R$760 (including the positive effect of the derivative in the amount of R$20) referring to the remaining interest of 13.31 % in Grupo Éxito (note 1.2) and R$17 in CDB (Bank Deposit Certificate).

On January 23, 2024, GPA liquidated the remaining interest in Grupo Éxito corresponding to 13.31%, by receiving US$156 (corresponding to R$789 on this date net of the derivative), (note 1.2).

8.	Trade receivables

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

For financial instruments measured at FVOCI, credit losses, if any, are recorded in OCI instead of reducing the carrying amount of the asset.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

	2023	2022

Credit card companies (note 8.1)	109	79
Credit card companies - related parties (note 12.2)	8	4
Sales vouchers and trade receivables	272	255
Private label credit card	30	34
Receivables from related parties (note 12.2)	9	5
Receivables from suppliers	32	42
Allowance for doubtful accounts (note 8.2)	(2)	(2)
	458	417

Current	458	417

8.1.	Credit card companies

As part of our cash management strategy, the Group periodically enters into factoring transactions and discounts a portion of its credit card receivables with financial institutions or credit card companies, without recourse or related obligation.

8.2.	Allowance for doubtful accounts on trade receivables

	2023	2022	2021

At the beginning of the year	(2)	(35)	(43)
Allowance booked for the year	(20)	(40)	(57)
Write-offs of receivables	25	38	61
Assets held for sale or distribution and discontinued operations	(7)	25	-
Foreign currency translation adjustment	2	10	4
At the end of the year	(2)	(2)	(35)

The aging list of gross trade receivables is as follows:

			Overdue receivables
	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days

12.31.2023	460	447	9	1	1	2
12.31.2022	419	404	10	1	1	3

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

9.	Other receivables

	2023	2022

Accounts receivable - GCB (*)	588	603
Accounts receivable - Assai (**)	108	-
Receivable from sale of subsidiaries	61	72
Lease receivables	15	21
Receivables from sale of property and equipment	11	61
Accounts receivable from insurers	2	2
Other (***)	144	254
Allowance for doubtful accounts on other receivables (note 9.1)	(4)	(7)
	925	1,006

Current	115	279
Non-current	810	727
(*)	Amount receivable from Casas Bahia Group (“GCB”) related to an agreement stablished between shareholders at the date that entity was a subsidiary of the Group, where GPA is entitled to the credits for the period from 2003 to 2010. The amount includes R$573 corresponding to GPA's right to receive, as a reimbursement from GCB, the tax benefit on the deduction of ICMS from the PIS and COFINS calculation basis, after obtaining a final and unappealable decision (Note 21.7).
(**)	The amount receivable from Assai was reclassified from the Related Parties group since Sendas was no longer considered a related party of GPA due to the total sale of its stake by the controlling shareholder Casino, which occurred in June 2023.
(***)	Includes the remaining amount of R$24(R$139 on December 31, 2022) receivable from Fundo Imobiliário Barzel for the sale of 7 properties related to the discontinued operations of Hypermarkets formats (Note 1.1). The Company will transfer the amounts received to Assaí, since the Company has already received the advance payment for the sale of properties from Assaí.

9.1 Allowance for doubtful accounts on other receivables

	2023	2022	2021

At the beginning of the year	(7)	(15)	(11)
Allowance booked for the year	-	-	(4)
Write-off of other receivables	3	8	-
At the end of the year	(4)	(7)	(15)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

10.	Inventories

Inventories are recorded at average cost, including warehouse and handling costs, to the extent that these costs are necessary to bring inventories to selling conditions at the stores, less bonuses received from suppliers. Inventories are evaluated at the lowest amount between average cost and net realizable value.

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

The table below presents our inventories per location:

	2023	2022

Stores	1,191	1,286
Distribution centers	847	809
Allowance for losses on inventory obsolescence and damages (note 10.2)	(86)	(49)
	1,952	2,046

10.1.	Unrealized bonuses

On December 31, 2023, unrealized bonuses, which are presented as reducing the inventory balance, amounted to R$42 (R$40 on December 31, 2022).

10.2.	Allowance for losses on inventory obsolescence and damages

	2023	2022	2021

At the beginning of the year	(49)	(96)	(72)
Additions	(43)	(113)	(63)
Write-offs / reversal	-	141	37
Foreign currency translation adjustment	-	5	2
Assets held for sale or distribution and discontinued operations	6	14	-
At the end of the year	(86)	(49)	(96)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

11.	Recoverable taxes

The Company records tax credit when obtains internal and external factors – such as legal and market interpretations - to conclude that it is entitled to these credits.

The future realization of tax credits is based on a feasibility study, on the expectation of future growth and the expected offset against tax debts from its operations.

	2023	2022

State VAT tax credits - ICMS (note 11.1)	660	856
Social Integration Program/ Contribution for Social Security Financing - PIS/COFINS (note 11.2)	2,190	2,253
Social Security Contribution – INSS (note 11.3)	276	250
Income tax and social contribution prepayments	419	521
Other	69	42
Total	3,614	3,922

Current	1,078	1,114
Non-current	2,536	2,808

11.1.	ICMS (State VAT) tax credits

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

The Group understands that future realization of ICMS tax credits is probable based on a feasibility study, on the expectation of future growth and the expected offset against tax debts from its operations. The projections on the realization of ICMS balances are revised at least annually based on the annual strategic planning approved by the Company’s Board of Directors. Management has implemented monitoring controls over the progress of the plan annually established, assessing, and including new elements that contribute to the recoverability of ICMS tax credits. The expected recoverability of ICMS tax credits is demonstrated as follows.

Up to one year	399
From 1 to 2 years	105
From 2 to 3 years	53
From 3 to 4 years	42
From 4 to 5 years	16
More than 5 years	45
660

In 2023, the amount of R$221 was recorded referring to the monetary restatement of the ICMS-ST reimbursement, of which R$133 in the financial result and R$88 in the result of discontinued operations, due to a favorable outcome obtained by the Company.

11.2.	PIS and COFINS credits

The Company records PIS and COFINS credits, when it obtains enough evidence to conclude that it is entitled to these credits. Evidence includes i) Interpretation of tax legislation, ii) internal and external factors as legal and market interpretations and iii) analysis by external legal advisors regarding the merit and (iv) accounting evaluation about the credit.

In June 2022, the STJ recognized that was not legal the extinction of the tax incentive provided for in Law 11.196/05. The mentioned law reduced to “zero” the PIS and COFINS rates levied on revenues on the sale of certain technology products. As a result of this ruling, the Company recorded credits in the amount of R$160 in the second quarter of 2022.

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

Consolidated

Up to one year	534
From 1 to 2 years	369
From 2 to 3 years	493
From 3 to 4 years	481
From 4 to 5 years	313
2,190

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

In addition to the recorded credits, the Company has contingent tax assets in the amount of R$194 related to PIS and COFINS credits.

11.3.	INSS

On August 28, 2020, the Federal Supreme Court (STF), in general repercussion, recognized as constitutional the incidence of social security charges (INSS) on the additional one third of vacation payment. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the recoverability of the respective credits. The amount involved is equivalent to R$161 on December 31, 2023 (R$151 on December 31, 2022).

12.	Related parties
12.1.	Management compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws, including members of the Board of Directors and advisory committees) for the years ended December 31, 2023, 2022 and 2021, were as follows:

	(In thousands of Brazilian Reais)
	Base salary(**)			Variable compensation			Stock option plan – Note 24			Total compensation
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Board of directors (*)	22,701	48,323	26,884	-	-	-	837	13,646	6,908	23,538	61,969	33,792
Executive officers	22,506	29,368	18,016	3,900	-	6,995	2,052	2,383	3,202	28,458	31,751	28,213
Fiscal Council	186	432	432	-	-	-	-	-	-	186	432	432
	45,393	78,123	45,332	3,900	-	6,995	2,889	16,029	10,110	52,182	94,152	62,437
% share-based payment over the total compensation							5,5%	17%	16.2%

(*)	Includes the compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance).
(**)	including termination costs.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

12.2.	Balances and transactions with related parties

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed upon between the parties.

	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2021

Controlling shareholders
Casino (i)	-	-	11	-	6	-	4	10	(23)	(30)	(46)
Foncière Euris (i)	-	-	-	-	-	-	1	1	(3)	(3)	(3)
Helicco Participações	-	-	-	-	-	-	1	-	-	-	-
Associates
FIC (ii)	8	4	50	35	4	4	-	-	22	19	62
Other related parties
Greenyellow (iii)	-	-	-	-	-	-	76	86	(107)	(92)	(274)
Sendas (v)	-	-	-	264	-	18	-	259	-	4,230	1,382
Casino Group (iv)	9	5	-	-	-	-	-	-	1	3	(7)
Wilkes	-	-	-	1	-	-	3	2	(7)	(8)	(5)
Others	-	-	2	1	-	-	-	-	-	-	-
Total	17	9	63	301	10	22	85	358	(117)	4,119	1,109

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

The Company's main transactions with related parties are:

(i)	Casino: (a) “Cost Sharing and Cost Reimbursement Agreement”: signed between the Company, Sendas, Helicco Participações Ltda., Foncière Euris Casino Services and Casino, Guichard-Perrachon S.A. (“Casino”) in August 10, 2014 and July 25, 2016, respectively, to set the reimbursement rules for the Group of incurred expenses by the Casino Group companies related to activities of transfer of “know-how” to the Group and also the reimbursement of expenses of French employees (expatriates) to Casino; (b) Insurance agreements entered into between the Group and Casino for intermediation of renewals of certain insurance policies; (c) Agency Agreement signed between the Company, Sendas, Casino Internacional S.A.and Groupe Casino Limited on July 25, 2016 for the “global sourcing” (prospecting global suppliers and intermediating the purchases) provided by Casino and reimbursement for Groupe Casino Limited the Company to restore reduced profit margins as a result of promotions realized by Company in its stores; (d) Purchase Agreement signed between the Company, Sendas and E.M.C. Distribution Limited on June 6, 2019 for the import of perishable and non-perishable products on a non-exclusive basis. This contract was canceled due to Casino's loss of control of GPA.
(ii)	FIC: Commercial contracts to set the rules for promotion and sale of financing services provided by FIC at the Company stores for implementation the financing partnership between the Company and Itaú Unibanco S.A.
(iii)	Greenyellow: execution of (a) agreement with the Company to set the rules for the equipment installation and services provided by Greenyellow of energy efficiency solutions in the retail stores for energy reduction; (b) contracts with the Company and Sendas for the purchase of energy sold on the free market; (c) fine costs resulting from the discontinuation of Extra Hiper stores in the amount of R$180 fully paid in 2021 and 2022.

(iv)	Casino Group: Receivable for expatriate expenses with Casino International, Distribution Casino and Casino Services. Provision of services in the importation of goods by other companies of the Casino Group.
(v)	Sendas: As of December 31, 2020 Sendas is not a subsidiary of the Group. The Company is responsible for the legal proceedings of Sendas prior to the Assai activity. The Company signed with Sendas a separation agreement, which main terms are related to the operational steps for the separation of the remaining activities done in conjunction. Additionally, this separation agreement establishes the indemnization rights and responsibilities, over which the Company is responsible for expenses related to losses given cause by the retail activity (operations prior to the Assai activity). In the same way, the Company has the right over the gains relate to such activity. In 2021, the parts signed an agreement to sell 70 stores (53 rights of use and 17 owned stores) to Sendas (refer to Note 1.1). In 2023, the amount receivable from Sendas was reclassified from the Related Parties group since Sendas is no longer consider a related party of the Company due to the total sale of its interest by the controlling shareholder Casino, occurred in June 2023.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

13.	Investments

13.1.	Interest in subsidiaries and associates:

The details of the Company's subsidiaries at the end of each year are shown below:

			Direct and indirect equity interest - %
			2023	2022
	Companies
	Subsidiaries
CBD	Novasoc Comercial Ltda. (“Novasoc”)	Brazil	100.00	100.00
	GPA 2 Empreend. e Participações Ltda. (“GPA 2”)	Brazil	100.00	100.00
	GPA Logística e Transporte Ltda. (“GPA Logística”)	Brazil	100.00	100.00
	GPA Holding Empreendimentos e Participações Ltda.("GPA Holding")	Brazil	100.00	100.00
	Stix Fidelidade e Inteligência S.A. ("Stix")	Brazil	66.67	66.67
	Cheftime Comércio de Refeições S/A ("Cheftime") (*)	Brazil	100.00	100.00
	GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	Brazil	100.00	100.00
	Fronteira Serviços Imobiliários Ltda.("Fronteira")	Brazil	100.00	100.00
	Place2B Serviços Imobiliários Ltda.("Place2B")	Brazil	100.00	100.00
	Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco”)(**)	Luxembourg	-	100.00
	Companhia Brasileira de Distribuição Netherlands Holding B.V. (“CBDDutchco”)(**)	Netherlands	-	100.00
Éxito(*)	Almacenes Éxito S.A. ("Éxito")	Colombia	-	96.52
	Éxito Industrias S.A.S. ("Éxito Industrias")	Colombia	-	94.54
	Fideicomiso Lote Girardot	Colombia	-	96,52
	Éxito Viajes y Turismo S.A.S.	Colombia	-	49.22
	Almacenes Éxito Inversiones S.A.S. (Móvil Éxito)	Colombia	-	96.52
	Transacciones Energéticas S.A.S	Colombia	-	96.52
	Marketplace Internacional Éxito y Servicios S.A.S. (MPI)	Colombia	-	96.52
	Logística, Transporte y Servicios Asociados S.A.S. (LTSA)	Colombia	-	96.52
	Depósitos y Soluciones Logísticas S.A.S.	Colombia	-	96.52
	Patrimonio Autónomo Iwana	Colombia	-	49.22
	Patrimonio Autónomo Viva Malls	Colombia	-	49.22
	Patrimonio Autónomo Viva Sincelejo	Colombia	-	25.10
	Patrimonio Autónomo Viva Villavicencio	Colombia	-	25.10
	Patrimonio Autónomo San Pedro Etapa I	Colombia	-	25.10
	Patrimonio Autónomo Centro Comercial	Colombia	-	25.10
	Patrimonio Autónomo Viva Laureles	Colombia	-	39.38
	Patrimonio Autónomo Viva Palmas	Colombia	-	25.10
	Patrimonio Autónomo Centro Comercial Viva	Colombia	-	44.30
	Spice investment Mercosur	Uruguay	-	96.52
	Larenco S.A.	Uruguay	-	96.52
	Geant Inversiones S.A.	Uruguay	-	96.52
	Lanin S.A.	Uruguay	-	96.52
	5 Hermanos Ltda.	Uruguay	-	96.52
	Sumelar S.A.	Uruguay	-	96.52
	Gestión Logística S.A.	Uruguay	-	96.52
	Supermercados Disco del Uruguay S.A.	Uruguay	-	60.31
	Maostar S.A.	Uruguay	-	30.16
	Ameluz S.A.	Uruguay	-	60.31
	Fandale S.A.	Uruguay	-	60.31
	Odaler S.A.	Uruguay	-	60.31
	La Cabaña S.R.L.	Uruguay	-	60.31
	Ludi S.A.	Uruguay	-	60.31

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

Semin S.A.	Uruguay	-	60.31
Randicor S.A.	Uruguay	-	60.31
Setara S.A.	Uruguay	-	60.31
Hiper Ahorro S.R.L.	Uruguay	-	60.31
Ciudad del Ferrol S.C.	Uruguay	-	59.11
Mablicor S.A.	Uruguay	-	30.76
Tipsel S.A.	Uruguay	-	96.52
Tedocan S.A.	Uruguay	-	96.52
Vía Artika S. A.	Uruguay	-	96.52
Group Disco del Uruguay S.A.	Uruguay	-	60.31
Devoto Hermanos S.A.	Uruguay	-	96.52
Mercados Devoto S.A.	Uruguay	-	96.52
Libertad S.A.	Argentina	-	96.52
Onper Investment 2015 S.L	Spain	-	96.52
Spice España de Valores Americanos S.L.	Spain	-	96.52
Gelase S. A.	Belgium	-	96.52

(*)	The Company lost control of Éxito in July 2023 due to the segregation process with the delivery of Éxito shares to GPA shareholders (Note 1.2). The Company remained with a 13.31% stake, assessed as a Fair Value investment as it did not have significant influence and it was totally received in cash in January 2024.

(**)	The Company lost significant influence in the companies Companhia Brasileira de Distribuição Netherlands Holding B.V. (“CBDDutchco”) and Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco”) due to the sale to Casino of the stake held in Cnova (Note 1.5).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

The details of the Company's associates at the end of each year are shown below:

			Direct and indirect equity interest - %
	Companies		2023	2022

	Subsidiaries

FIC	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	Brazil	17.88	17.88
	FIC Promotora de Vendas Ltda. (“FIC Promotora”)	Brazil	-	17.88
	Bellamar Empreend. e Participações Ltda. (“Bellamar”)	Brazil	50.00	50.00

Cnova N.V.(*)	Cnova N.V. (“Cnova Holanda”)	Netherlands	-	33.98
	Cdiscount Afrique SAS (“Cdiscount Afrique”)	France	-	33.98
	Cdiscount International BV (“Cdiscount Internacional”)	Netherlands	-	33.98
	Cnova France SAS (“Cnova France”)	France	-	33.98
	Cdiscount S.A. (“Cdiscount”)	France	-	33.87
	Cdiscount Sénégal SAS (“Cdiscount Sénégal”)	Senegal	-	33.98
	Cdiscount Cameroun SAS (“Cdiscount Cameroun”)	Cameroon	-	33.98
	CLatam AS Uruguay (“CLatam”)	Uruguay	-	23.79
	Cdiscount Uruguay S.A. (“Cdiscount Uruguay”)	Uruguay	-	23.79
	Ecdiscoc Comercializadora S.A. (Cdiscount Ecuador) (“Ecdiscoc Comercializadora”)	Ecuador	-	23.78
	Cnova Pay	France	-	33.98
	BeezUP SAS ("BezzUp")	France	-	25.29
	CARYA	France	-	33.87
	HALTAE	France	-	33.87
	C-Logistics	France	-	28.56
	NEOSYS	France	-	17.33
	Neotech Solutions	Morocco	-	17.33
	NEOSYS Tunisie	Tunisia	-	17.33
	C Chez Vous	France	-	1.70
	C-Shield	France	-	33.87
	MAAS	France	-	33.87
	C-TECHNOLOGY (former C-Payment)	France	-	33.87
	CLR	France	-	28.56

Éxito(**)	Puntos Colombia S.A.S ("Puntos")	Colombia	-	48.26
	Compañia de Financiamento Tuya S.A. ("Tuya")	Colombia	-	48.26
	Cnova N.V (“Cnova Holanda”)	Netherlands	-	0.18
	Sara ANB S.A.S	Colômbia	-	48.26

(*)	The Company lost significant influence in the Company Cnova N.V. due to the sale to Casino of the interest held, see note 1.5.

(**)	The Company lost control on Éxito in July 2023 due to the segregation process with the delivery of Éxito shares to GPA shareholders, see note 1.2.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

13.2.	Associates

Investments in associates are accounted for under the equity method when Group exercises significant influence, but not control, and (a) it is part of the shareholders’ agreement, appointing certain officers and having voting rights in certain relevant decisions; and (b) it has power to participate in the operational and financial decisions. The Group’s relevant associates are:

(i)	FIC managed by Itaú Unibanco S.A. (“Itaú Unibanco”);
(ii)	Cnova N.V. which holds mainly on e-commerce in France, which in November 2023 as a result of the sale of the interest held in Cnova, see note 1.5, Cnova N.V also ceased to be an associated company; and
(iii)	Tuya, financial institution invested by Éxito, which in July 2023, due to the segregation process with the delivery of Éxito shares to GPA shareholders, see note 1.2, Tuya ceased to be an associated company.

Associates have no restriction on transfer resources to the Company, for example, in the form of dividends.

The summarized financial statements are as follows:

	FIC		Cnova N.V.		Tuya
	2023	2022	2023	2022	2023	2022

Current assets	9,649	11,682	-	2,304	-	5,355
Non-current assets	1	32	-	3,591	-	144
Total assets	9,650	11,714	-	5,895	-	5,499

Current liabilities	7,804	9,963	-	5,351	-	2,329
Non-current liabilities	88	174	-	2,677	-	2,588
Shareholders’ equity	1,758	1,577	-	(2,133)	-	582
Total liabilities and shareholders’ equity	9,650	11,714	-	5,895	-	5,499

	FIC			Cnova N.V.				Tuya
Statements of Income:	2023	2022	2021	2023	2022	2021	2023	2022	2021

Revenues	1,378	1,411	1,034	4,846	9,345	13,824	52	490	783
Operating income (loss)	486	412	482	(128)	(279)	54	(247)	(121)	35
Net income (loss) for the year	293	245	265	(476)	(716)	(313)	(142)	(89)	15

In applying the equity method in FIC, a special goodwill reserve of R$122 recorded by FIC is deducted from its shareholders’ equity, since it represents Itaú Unibanco’s exclusive right.

13.3.	Breakdown of investments

	2023	2022

Investments	864	833
Provision for investment losses–Cnova N.V (*).	-	(863)
Investment	864	(30)

(*)	Considering the scenario of disposal of the investment in Cnova N.V, the Company reversed the provision for loss of investment in the period ended September 30, 2023. At the end of November, negotiations for the indirect sale of the interest held in CNova N.V to the controlling shareholder Casino Guichard Perrachon was completed for a cost of €10 million (R$53.5 million) (see note 1.5).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

13.4.	Breakdown of investments and rollforward:

	Bellamar	Tuya	Cnova N.V	Others	Total
Balances at 12.31.2021	789	439	(678)	15	565
Share of profit (loss) of associates – continuing operation	44	-	(249)	-	(205)
Share of profit (loss) of associates – discontinuing operation	-	(44)	-	2	(42)
Share of other comprehensive income	-	(95)	72	(3)	(26)
Capital increase	-	54	-	1	55
Other	-	-	-	(1)	(1)
Assets held for sale or distribution (Note 1.2)	-	(354)	(8)	(14)	(376)

Balances at 12.31.2022	833	-	(863)	-	(30)
Share of profit (loss) of associates – continuing operation	51	-	717	-	768
Share of profit (loss) of associates – discontinuing operation	-	(71)	-	2	(69)
Dividends and interest on own capital - continuing operation	(20)	-	-	-	(20)
Share of other comprehensive income	-	44	56	2	102
Capital increase	-	39	-	-	39
Write-off Cnova	-	-	91	-	91
Deconsolidation Éxito(Note 1.2)	-	(12)	(1)	(4)	(17)
Balances at 12.31.2023	864	-	-	-	864

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

13.4.1 Share buyback

On March 24, 2022, it was approved the proposal to distribute to shareholders the results of Grupo Éxito in the amount of 487 billion Colombian pesos, of which 237 billion Colombian pesos were paid on March 31, 2022 as dividends and the remaining amount of 250 billion of Colombian pesos (equivalent to R$315 as of March 31, 2022) were related to the share buyback program of Grupo Éxito. It was allocated 147 billion Colombian pesos to this program (equivalent to R$186 as of March 31, 2022) from the expansion reserve, corresponding to 2020 net results.

On June 1, 2022, the members of the Company's Board of Directors approved the adhesion to the Share Buyback Program of subsidiary Éxito, for the sale of 3.4% of the shares of Éxito held by the Company and its subsidiary GPA2. The program was concluded on June 22, 2022, with the receipt of R$398 by GPA, being R$378 for the Company and R$20 by GPA2. The Company had its interest in Éxito changed from 91.57% to 91.52%, and GPA2 maintained its 5% shares.

13.4.2 Impairment of investment

The recoverable value of investments is determined through a calculation based on value in use. It was considered the current structure of the business (organic growth, without acquisition) and the projections were based on the business plan prepared and approved by the Management for the next three years. It was used assumptions of portfolio growth equivalent to the interest rate, maintenance/decrease in default and maintenance of administrative expenses.

The economic-financial assessment was based on the discounted dividend flow approach, with the dividend flows projected and discounted to present value by the CAPM (Capital Asset Pricing Model) over a projection horizon and residual value until 2034. The discount rate in nominal terms used was 13%.

The test was carried out to ensure whether the investment might not be recoverable in the year ending December 31, 2023. As a result of this analysis, it was not identified need to record a provision for impairment of the investment held at FIC.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

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

Asset category	Useful life (in years)
Buildings	40
Leasehold improvements	24 to 40
Machinery and equipment	10 to 20
Facilities	11
Furniture and fixtures	3 to 12
Others	3 to 5

Property and equipment items and eventual significant parts are written off when sold or no future economic benefits are expected from its use. Any gains or losses arising from the disposals of the assets are included in the Statements of Income for the year.

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each reporting period and adjusted prospectively, if applicable. The Company reviewed the useful lives of property and equipment items for fiscal year 2023 and no significant changes were deemed necessary.

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

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired, and an impairment loss is recorded to adjust its carrying amount to its recoverable amount. In assessing the recoverable amount, the estimated future cash flows are discounted to present value using a pre-tax discount rate that represents the Company’s weighted average cost of capital (“WACC”), reflecting current market assessments of the time value of money and the risks specific to the asset. The impairment test for intangibles including goodwill is presented in note 15.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

Impairment test of stores operating assets

An impairment assessment is performed on operating assets (property and equipment) and intangible assets (such as Commercial rights) directly attributable to stores, as follows:

• Step 1: the book value of properties in leased stores was compared to a sales multiple (30% to 35%) representing market transactions between independent retail companies. Stores for which the multiple of sales was lower than their book value and owned stores, a more detailed test is performed, as described in Step 2 below.

• Step 2: the Group considers the highest value between: a) the discounted cash flows of stores using sales growth average 5.7% (5.4% in 2022) for periods exceeding the next five years until the end of useful life of the asset and a discount rate of 8.4% (11.6% in 2022) and b) a valuation prepared by independent experts for owned stores.

The Group assessed if any of its long-lived assets were impaired at December 31, 2023. Based on the tests performed, it was necessary to record an impairment provision amounting R$8 in the consolidated financial statements (R$8 at December 31, 2022).

Impairment losses are recognized in profit or loss for the year consistent with the function of the respective impaired asset. Previously recognized impairment losses are reversed only if there is a change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed in future periods.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

	Balance at 12.31.2022	Additions	Remeasurement	Impairment	Depreciation	Write-offs (**)	Transfers (*)	Exchange rate changes	Deconsolidation Éxito (***)	Balance at 12.31.2023

Land	422	-	-	-	-	(191)	(2)	198	(195)	232
Buildings	445	26	-	(8)	(17)	(71)	7	251	(272)	361
Leasehold improvements	1,454	87	-	-	(142)	(184)	231	24	(64)	1,406
Machinery and equipment	905	200	-	-	(156)	(55)	95	85	(157)	917
Facilities	117	5	-	-	(21)	(12)	18	(2)	(2)	103
Furniture and fixtures	338	82	-	-	(52)	(19)	(12)	30	(39)	328
Construction in progress	116	477	-	-	-	(17)	(480)	(1)	(26)	69
Other	32	42	-	-	(10)	(2)	-	2	(4)	60
Total	3,829	919	-	(8)	(398)	(551)	(143)	587	(759)	3,476

Lease – right of use:
Buildings	3,015	487	382	-	(428)	(221)	-	181	(315)	3,101
Equipment	-	4	-	-	-	-	-	1	(5)	-
Land	-	-	-	-	-	-	-	-	-	-
	3,015	491	382	-	(428)	(221)	-	182	(320)	3,101
Total	6,844	1,410	382	(8)	(826)	(772)	(143)	769	(1,079)	6,577

(*)	The main effects are R$134 transferred to intangibles, R$(9) for real estate inventory and R$18 to others
(**)	The main effects of write-offs are related to the Sales and Leaseback transaction described in the note 1.3 and the sale of Barra da Tijuca store (Note 1.4).
(***)	See Note nº 1.2

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

	Balance at 12.31.2021	Additions	Remeasurement	Impairment	Depreciation	Write-offs	Transfers (*)	Exchange rate changes	Assets held for sale or distribution (**)	Balance at 12.31.2022

Land	3,125	15	-	-	-	(5)	(14)	(437)	(2,262)	422
Buildings	4,008	69	-	-	(126)	(14)	(5)	(653)	(2,834)	445
Leasehold improvements	1,809	143	-	(2)	(197)	(43)	227	(41)	(442)	1,454
Machinery and equipment	1,616	385	-	-	(295)	(73)	139	(167)	(700)	905
Facilities	197	11	-	-	(33)	(7)	30	5	(86)	117
Furniture and fixtures	614	176	-	-	(121)	(27)	23	(59)	(268)	338
Construction in progress	171	644	-	-	-	(13)	(615)	(17)	(54)	116
Other	33	13	-	-	(12)	(3)	9	(2)	(6)	32
Total	11,573	1,456	-	(2)	(784)	(185)	(206)	(1,371)	(6,652)	3,829

Lease – right of use:
Buildings	4,728	430	716	(6)	(736)	(168)	-	(360)	(1,589)	3,015
Equipment	38	10	-	-	(9)	-	-	(7)	(32)	-
Land	5	-	-	-	(1)	-	-	-	(4)	-
	4,771	440	716	(6)	(746)	(168)	-	(367)	(1,625)	3,015
Total	16,344	1,896	716	(8)	(1,530)	(353)	(206)	(1,738)	(8,277)	6,844

(*)	The main effects are R$126 transferred to intangible assets and R$33 to real estate inventory – Grupo Éxito.
(**)	Note 1.2

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

	Balance at 12.31.2023			Balance at 12.31.2022
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	232	-	232	422	-	422
Buildings	683	(322)	361	812	(367)	445
Leasehold improvements	2,962	(1,556)	1,406	3,032	(1,578)	1,454
Machinery and equipment	2,470	(1,553)	917	2,403	(1,498)	905
Facilities	371	(268)	103	382	(265)	117
Furniture and fixtures	927	(599)	328	915	(577)	338
Construction in progress	69	-	69	116	-	116
Other	157	(97)	60	125	(93)	32
	7,871	(4,395)	3,476	8,207	(4,378)	3,829

Lease – right of use:
Buildings	6,164	(3,063)	3,101	5,805	(2,790)	3,015
Equipment	-	-	-	37	(37)	-
Land	-	-	-	-	-	-
	6,164	(3,063)	3,101	5,842	(2,827)	3,015
Total	14,035	(7,458)	6,577	14,049	(7,205)	6,844

14.2.	Guarantees

At December 31, 2023 and 2022, the Group had collateralized property and equipment items in relation to certain legal claims, as disclosed in note 21.6.

14.3.	Capitalized borrowing costs

Capitalized borrowing costs for the year ended December 31, 2023 were R$9 (R$37 for the year ended December 31, 2022). The rate used for the capitalization of borrowing costs was 175.90% of Brazilian CDI (177.29% in 2022), corresponding to the effective interest rate of the Group’s borrowings.

14.4.	Additions to property and equipment for cash flow presentation purposes are as follows:

	2023	2022

Additions (i)	1,410	1,896
Lease	(491)	(431)
Capitalized borrowing costs	(9)	(37)
Property and equipment financing - Additions (ii)	(874)	(1,474)
Property and equipment financing - Payments (ii)	978	1,444
Total	1,014	1,398

(i)	The additions are related to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.
(ii)	The additions to property and equipment above are presented to reconcile the acquisitions during the year with the amounts presented in the statement of cash flows net of items that did not impact cash flow.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

14.5.	Other information

At December 31, 2023, the Group recorded in cost of sales an amount of R$116 (R$95 at December 31, 2022) related to the depreciation of its machinery, buildings and facilities related to the distribution centers.

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

Software development costs recognized as assets are amortized over their useful lives (5 to 10 years), beginning the amortization when the assets become operational.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

	Balance at 12.31.2022	Additions	Impairment	Amortization	Write-off	Remeasurement	Exchange rate changes	Transfer	Deconsolidation Éxito (*)	Balance at 12.31.2023

Goodwill	541	-	-	-	-	-	19	-	(19)	541
Tradename	5	6	-	-	(5)	-	312	-	(318)	-
Commercial rights (note 15.2)	48	-	-	-	-	-	(1)	-	-	47
Software	1,073	151	-	(275)	(4)	-	14	133	(28)	1,064
	1,667	157	-	(275)	(9)	-	344	133	(365)	1,652
Lease-right of use:
Right of use Paes Mendonça	305	-	-	(32)	(60)	97	-	-	-	310
Software	14	-	-	(3)	-	-	-	-	-	11
	319	-	-	(35)	(60)	97	-	-	-	321
Total	1,986	157	-	(310)	(69)	97	344	133	(365)	1,973

(*)	See Note nº 1.2

	Balance at 12.31.2021	Additions	Impairment	Amortization	Write-off	Remeasurement	Exchange rate changes	Transfer	Assets held for sale or distribution (*)	Balance at 12.31.2022

Goodwill	729	-	-	-	-	-	(40)	-	(148)	541
Tradename	3,385	-	(19)	-	-	-	(686)	-	(2,675)	5
Commercial rights (note 15.2)	54	-	-	(4)	-	-	-	4	(6)	48
Software	1,144	230	-	(268)	(2)	-	(28)	125	(128)	1,073
	5,312	230	(19)	(272)	(2)	-	(754)	129	(2,957)	1,667
Lease-right of use:
Right of use Paes Mendonça	413	-	-	(47)	(78)	20	-	(3)	-	305
Software	28	-	-	(3)	(11)	-	-	-	-	14
	441	-	-	(50)	(89)	20	-	(3)	-	319
Total	5,753	230	(19)	(322)	(91)	20	(754)	126	(2,957)	1,986

(*)	See Note nº 1.2

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

	Balance at 12.31.2023			Balance at 12.31.2022
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	541	-	541	541	-	541
Tradename	-	-	-	5	-	5
Commercial rights (note 15.2)	49	(2)	47	49	(1)	48
Software	2,376	(1,312)	1,064	2,116	(1,043)	1,073
	2,966	(1,314)	1,652	2,711	(1,044)	1,667
Lease-right of use:
Right of use Paes Mendonça(*)	514	(204)	310	478	(173)	305
Software	120	(109)	11	120	(106)	14
	634	(313)	321	598	(279)	319
Total intangibles	3,600	(1,627)	1,973	3,309	(1,323)	1,986

(*)	Correspond to the premium paid for the renewal of the agreement with Paes Mendonça to operate certain stores until 2048.

15.1.	Impairment assessment on intangible assets with indefinite useful life, including goodwill

The impairment test of intangibles uses the same practices described in Note 14 Property and equipment.

For impairment testing purposes, goodwill acquired through business combinations and tradenames (brands) with indefinite life were allocated to a group of cash generating units, which correspond to our operating segments, used to be Brazilian retail and Éxito Group.

CGU’s recoverable value is calculated using the value in use based on estimated cash flow based on financial budgets approved by Board of Directors for the next five years. Revenues were projected considering historical sales and inflation projections, without considering expansion. Gross profit and operating expenses were projected considering the historical percentage adjusted with operating gains, efficiency and inflation expectations. Working capital considers the operational improvement in days of cost of goods sold. The investments (CAPEX) necessary to maintain the UGCs were based on the investment plan for the year 2024 and the average long-term investment history. The nominal discount rate applied to cash flow projections is 8.4% (11.7% in 2022), and cash flows that exceed the five-year period are extrapolated using a growth rate of 5.7% (5.4% on December 31, 2022). As a result of this analysis, no need to record a provision for impairment of these assets was identified. Based on this analysis no impairment charges were recorded.

Sensitivity analysis

Based on the probable scenario, a sensitivity analysis was made for a 0.5 percentage points increase / decrease in the discount rate and growth rate. In any combination, the value of the segment's cash flow is higher than its book value. As a result of this analysis, there was no need to record a provision for impairment of these assets.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

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

15.3.	Additions to intangible assets for cash flow presentation purposes:

	2023	2022

Additions	157	230
Intangible assets financing - Addition	-	(2)
Total	157	228

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

16.	Trade payables and suppliers finance, net

	2023	2022

Product suppliers	2,891	2,618
Service suppliers	217	247
Bonuses from suppliers (note 16.2)	(379)	(337)
	2,729	2,528

Suppliers finance (note 16.1)	524	595

16.1.	Agreement between suppliers, the Group and banks

The Group entered into certain agreements with financial institutions in order to allow suppliers to use the Group's lines of credit, and to anticipate, by suppliers, their receivables arising from the sale of goods and services to the Company. Generally, these transactions are called "forfait" / "confirming". Financial institutions become creditors and the Company makes payments under the same conditions as those originally agreed with the supplier.

Management, based on IAS7 and IFRS7, assessed that the economic substance of the transaction is operational, considering that the anticipation is at the sole discretion of the supplier, and, for the Company, there are no changes to the original term negotiated with the supplier, nor any changes to the originally contracted values. These transactions are intended to facilitate the cash flow of its suppliers without advanced payments by the Company. Management assessed the potential effects of adjustment to present value of these operations and concluded that the effects are immaterial for measurement and disclosure.

These balances are classified as "suppliers finance" and payments are made to financial institutions under the same conditions as originally agreed with the supplier. As a result, all cash flow from these operations is presented as operational in the cash flow statement.

Additionally, there is no exposure to any financial institution individually related to these operations and these resulting liabilities are not considered net debt and do not have restrictive covenants (financial or non-financial).

The Company has the right to receive a fee for recommending suppliers for these operations, recording the amount directly in profit or loss, totaling of R$11 on December 31, 2023 (R$18 on December 31, 2022).

As of December 31, 2023, the payable related to these operations is R$524 (R$595 as of December 31, 2022).

The maturity of the suppliers and suppliers finance payables are similar and do not exceed the 65-day due period on December 31, 2023.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

17.	Borrowings and financing
17.1.	Debt breakdown

	Weighted average rate	2023	2022

Debentures and promissory note
Debentures, certificate of agribusiness receivables and promissory notes (note 17.4)	CDI + 1.60% per year	3,350	2,679
		3,350	2,679

Borrowings and financing
Local currency
Working capital	CDI + 1.84% per year	1,753	2,721
Working capital	TR + 9.80 % per year	7	9
Swap contracts (note 17.7)	CDI – 0.11% per year	(1)	-
Unamortized borrowing costs		(6)	(7)
		1,753	2,723
Foreign currency (note 17.5)
Working capital	USD + 1.87% per year	142	403
Swap contracts (note 17.7)	CDI + 1.20% per year	28	58

		170	461
Total		5,273	5,863

Non-current assets		1	-
Current liabilities		972	1,001
Non-current liabilities		4,302	4,862

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

17.2.	Changes in borrowings

At December 31, 2022	5,863
Additions	1,718
Accrued interest	952
Accrued swap	26
Mark-to-market	42
Monetary and exchange rate changes	(19)
Borrowing cost	15
Interest paid	(729)
Payments	(1,375)
Swap paid	(68)
Deconsolidation Éxito	(1,361)
Foreign currency translation adjustment	209
At December 31, 2023	5,273

At December 31, 2021	9,051
Additions	1,545
Accrued interest	971
Accrued swap	76
Mark-to-market	(4)
Monetary and exchange rate changes	(29)
Borrowing cost	13
Interest paid	(755)
Payments	(3,852)
Swap paid	(54)
Liabilities related to assets held for sale or distribution	(851)
Foreign currency translation adjustment	(248)
At December 31, 2022	5,863

17.3.	Maturity schedule of non-current borrowings and financing

Year

From 1 to 2 years	1,872
From 2 to 3 years	1,422
From 3 to 4 years	260
From 4 to 5 years	637
After 5 years	138
Subtotal	4,329

Unamortized borrowing costs	(28)
Total	4,301

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

17.4.	Debentures, Promissory Note and Certificates of Real Estate Receivables

				Date				Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Financial charges	Unit price (in reais)	12.31.2023	12.31.2022

18th Issue of Debentures – CBD (1st series) (*)	No preference	980	952,670	05/14/21	05/10/26	CDI + 1.70% per year	1,017	969	1,000
18th Issue of Debentures – CBD (2nd series) (*)	No preference	520	520,000	05/14/21	05/10/28	CDI + 1.95% per year	1,018	529	531
5th Issue of Promissory Notes – CBD (1st series)	No preference	500	500	07/30/21	07/30/25	CDI + 1.55% per year	1,354,095	677	590
5th Issue of Promissory Notes – CBD (2nd series)	No preference	500	500	07/30/21	07/30/26	CDI + 1.65% per year	1,357,304	679	591
19th Issue of Debentures – CBD (1st series)	No preference	377	376,616	02/24/23	02/11/28	CDI + 1.00% per year	1,050	395	-
19th Issue of Debentures – CBD (2nd series)	No preference	123	123,384	02/24/23	02/13/30	CDI + 1.20% per year	1,120	138	-
Borrowing cost								(37)	(33)
								3,350	2,679

Current liabilities								31	21
Non-current liabilities								3,319	2,658

(*)	Each series of the 18th issue matures in two installments, with the 1st series maturing on 05/10/25 and 05/10/26 and the 2nd series on 05/10/27 and 05/10/28.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

GPA issues debentures to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

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

On January 24, 2023, the 19th issuance of simple, non-convertible, unsecured debentures took place, in up to 2 series, which were placed privately with Virgo Security Company that subscribed, paid up and issued two real estate credit notes to bind them as collateral for the securitization operation for the issuance of real estate receivables certificates of the 1st (first) and 2nd (second) series of the 80th (eightieth) issue. The resources raised through the Debentures were allocated directly to reimbursement, by the Company, of expenses and costs arising from the payment of rents already incurred on certain properties.

The amortization of the 1st series of the 18th issuance occurs with payments in two installments in 2025 and 2026 with the semiannual remuneration and the 2nd series of the 18th issuance occurs with payments in two installments in 2027 and 2028 with the semiannual remuneration. The amortization of the 1st series of the 19th issue will occur with exclusive payment at maturity with semi-annual payments and the amortization and payments of the 2nd series of the 19th issue will occur with exclusive payment at maturity. The amortization and payments of the 5th issue of promissory notes will occur with an exclusive payment at maturity.

On August 7, 2023, the Company carried out an optional acquisition operation of debentures from the 1st series of the 18th issue on the secondary market, observing market prices and prices lower than their nominal unit value at the time of issue. The total disbursed was R$21 for the acquisition of 27,330 debentures, equivalent to the updated total nominal value of R$28 of the issue, representing 1.8% of the outstanding debentures of this Issue. The debentures subject to this repurchase were canceled in December 2023. The gain on the transaction in the amount of R$7 is recorded in the financial result.

17.5.	Borrowings in foreign currencies

On December 31, 2023 the Group has loans in foreign currencies (US dollar) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The exchange rate variation of these loans is protected by derivative financial instruments agreements.

17.6.	Guarantees

The Group has signed promissory notes for some loan contracts.

17.7.	Swap contracts

The Group uses swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective to protect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate in December 2023 was 13.04% (12.39% as of December 31, 2022).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

17.8.	Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies and working capital, the Company is required to maintain certain debt financial covenants. In connection of the reorganization disclosed in note 1.1, certain conditions were renegotiated. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At December 31, 2023, GPA complied with these ratios.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

18.	Financial instruments

The main financial instruments and their carrying amounts, by category, are as follows:

	Carrying amount
	2023	2022

Financial assets:
Amortized cost
Cash and cash equivalents	2,971	3,751
Related parties - assets	52	301
Trade receivables and other receivables	1,224	1,314
Fair value through profit or loss
Financial instruments – Fair value hedge	1	-
Marketable Securities – Fair value	777	-
Fair value through other comprehensive income
Trade receivables - credit card companies and sales vouchers	159	109
Financial liabilities:
Amortized cost
Related parties – liabilities	(85)	(358)
Trade payables	(2,729)	(2,528)
Suppliers finance	(524)	(595)
Financing for purchase of assets	(112)	(112)
Debentures and promissory notes	(3,350)	(2,679)
Borrowings and financing	(1,747)	(2,714)
Lease	(4,300)	(4,037)
Fair value through profit or loss
Borrowings and financing (Hedge accounting underlying)	(149)	(412)
Financial instruments – Fair Value Hedge – liabilities side	(28)	(58)

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 18.3.

18.1	Considerations on risk factors that may affect the business of the Group

(i)	Credit risk
•	Cash and cash equivalents: in order to reduce credit risk, the Group adopts investment policies at financial institutions approved by the Group’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.
•	Credit risk related to trade receivables is reduced by the fact that a large portion of sales are paid with credit cards, where the associated risk is the responsibility of the credit card companies and the Group sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, regarding the trade receivables collected in installments, the Group monitor the risk through the credit concession and by periodic analysis of the provision for losses.
•	The Group also has counterparty risk related to the derivative instruments; which is mitigated by the Group’s carrying out transactions, according to policies approved by governance boards.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

•	There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.
•	The amount of Other Receivable is considered uncollectible and, therefore, written off from the accounts receivable portfolio, when payment is not realized after 360 days from the due date. At each annual closing of the balance sheets, the Company assesses whether the assets or groups of financial investments have lost their recoverable value.

(ii)	Interest rate risk

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

The Group is exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Group uses derivatives, such as swaps and NDF (Non-Deliverable Forward), aiming to mitigate the foreign currency exchange rate risk, converting the cost of debt into domestic currency and interest rates.

(iv)	Capital risk management

The main objective of the Group’s capital management is to ensure that the Group maintain its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Group manages the capital structure and makes adjustments considering changes in the economic conditions. There were no changes to the objectives, policies and processes during the period ended December 31, 2023.

The Group capital structure is as follows:

	2023	2022

Cash and cash equivalents	2,971	3,751
Trade receivables	458	417
Financial instruments – Fair value hedge	(27)	(58)
Borrowings, financing and debentures	(5,246)	(5,805)
Net financial debt	(1,844)	(1,695)
Shareholders’ equity	(4,722)	(13,733)

Net debt to equity ratio	39%	12%

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

(v)	Liquidity risk management

The Group manages liquidity risk through the daily analysis of cash flows and maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Group’s financial liabilities as at December 31, 2023.

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,220	5,049	269	6,538
Lease liabilities	959	3,248	3,510	7,717
Trade payables	2,729	-	-	2,729
Suppliers finance	524	-	-	524
Total	5,432	8,297	3,779	17,508

(vi)	Derivative financial instruments

Swap transactions are designated as fair value hedges, with the objective to hedge the exposure to changes in foreign exchange rates and fixed interest rates (U.S. dollars), converting the debt into domestic interest rates and currency.

At December 31, 2023 the notional amount of these contracts was R$189 (R$469 at December 31, 2022. These transactions are usually contracted under the same terms of amounts, maturities, and carried out with the financial institution of the same economic group, observing the limits set by Management.

According to the Group’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” and “forwards” transactions to hedge against debts.

The Group calculates the effectiveness of hedge transactions at the inception date and on a continuing basis. Hedge transactions contracted in the year ended December 31, 2023 were effective in relation to the covered risk. For derivative transactions that qualify as hedge accounting, the debt, which is the hedged item, is also adjusted to fair value.

		Notional value		Fair value
		2023	2022	2023	2022
Fair value hedge
Hedge object (debt)		189	469	149	412

Long position (buy)
Prefixed rate	TR + 9.80% per year	22	22	7	9
US$ + fixed	USD + 1.87% per year	167	447	142	403
		189	469	149	412
Short position (sell)
	CDI + 1.16% per year	(189)	(469)	(176)	(470)

Hedge position - asset		-	-	1	-
Hedge position - liability		-	-	(28)	(58)
Net hedge position		-	-	(27)	(58)

Realized and unrealized gains and losses on these contracts during the year ended December 31, 2023 are recorded as financial income or expenses and the balance payable at fair value is R$27 (payable from R$58 as of December 31, 2022). Assets are recorded as “Financial instruments” and liabilities as “Borrowings and financing”

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

v)	Fair value of derivative financial instruments

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

For the probable scenario, weighted exchange rate was R$4.95 on the reporting date, and the interest rate weighted was 10.41% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges objects, indicating that the effects are not significant.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

The Group disclosed the net exposure of the derivative financial instruments, each of the scenarios mentioned above in the sensitivity analysis as follows:

(i)	Other financial instruments

Transactions	Risk (CDI variation)	Balance at 2023	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	CDI-0.11% per year	(6)	(1)	(1)	-
Fair value hedge (exchange rate)	CDI+1.20% per year	(170)	(15)	(16)	(14)
Debentures and promissory notes	CDI+1.60% per year	(3,387)	(398)	(432)	(364)
Bank loans	CDI+1.84% per year	(1,753)	(175)	(189)	(160)
Total borrowings and financing exposure		(5,316)	(588)	(638)	(538)

Cash and cash equivalents (*)	100.15% of CDI	2,651	277	305	250
Marketable Securities (*)	100.15% of CDI	17	2	2	2
Marketable Securities		760	29	29	29
Net exposure		(1,888)	(280)	(302)	(257)

(*)	Weighted average

18.3	Fair value measurements

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

	Carrying amount	Fair value
	12.31.2023	12.31.2023	Level
Financial assets and liabilities
Trade receivables with credit card companies and sales vouchers	159	159	2
Cross-currency interest rate swap	(27)	(27)	2
Financial assets – Éxito shares	740	740	1
NDF – (non deliverable forward)	20	20	2
Financial assets – CDB	17	17	2
Borrowings and financing (FVPL)	(149)	(149)	2
Borrowings and financing and debentures (amortized cost)	(5,097)	(5,018)	2

Total	(4,337)	(4,258)

There were no changes between the fair value measurements hierarchy levels during the year ended December 31, 2023.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate and current and future foreign exchange rate. Financial assets – Éxito shares are classified at level 1, as their prices are negotiated (without adjustments) in active markets for identical assets.

18.4	Consolidated position of derivative transactions

The Group has derivative contracts with the following financial institutions: Itaú BBA, BBVA e Santander.

The outstanding derivative financial instruments are presented in the table below:

Risk	Notional (millions)	Due date	2023	2022

Debt
USD – BRL	US$ 50	2023	-	(35)
USD – BRL	US$ 30	2024	(28)	(23)
Interest rate – BRL	R$ 21	2026	1	-

Financial assets USD – BRL	US$ 156	2024	20	-
Total			(7)	(58)

The effects of the fair value hedge recorded in the Statements of Income for the year ended December 31, 2023 resulted in a loss of R$48 (loss of R$83 as of December 31, 2022).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

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

19.1 Taxes and contributions payable and taxes payable in installments are as follows:

	2023	2022

Taxes payable in installments - Law 11,941/09 (ii)	38	109
Taxes payable in installments – PERT(i)	116	110
IPI(iii)	54	-
ICMS	178	130
Other	11	18
	397	367

Current	328	312
Non-current	69	55

(i)	In 2017, the Group decided to include certain federal tax debts in the Special Program on Tax Settlements – PERT (“PERT Program.”) The program allows the payment of certain taxes in monthly installments and granted discounts on interest and penalties. The Group included tax debts related to (i) tax assessments over purchase transactions, manufacturing and exports sales of soil beans (PIS/COFINS), (ii) non-validation of tax offsets (IRPJ, PIS/COFINS); and other tax debts previously classified as possible risks related mainly to CPMF (“Contribuição provisória sobre movimentação financeira”) and other claims. The PERT liability is being settled in monthly installments up to 12 years. The Group is in compliance with the obligations assumed under the PERT Program.
(ii)	Federal tax installment payment program, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, a special federal tax and social security debt installment program, for debts overdue until November 2008, which granted several benefits to its participants, such as reduction of fines, interest rates and penalties, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months, use of restricted deposits linked to the claim to reduce the balance. The program also allows the gains arising from reduction of fines and penalties not to be taxable for income taxes purposes. The Group is in compliance with the terms and conditions of these tax payment program.

(iii)	Company decided to include IPI debts in the Special Federal Program (established by Law No. 14,740, of November 29, 2023, and regulated by RFB Normative Instruction No. 2,168, of December 28, 2023) which granted benefits such as reduced fines and interest , in addition to the possibility of payment using tax losses and negative CSLL basis, as well as payment in up to 48 installments. The gains arising from these discounts will not be taxed by IRPJ/CSLL/PIS/COFINS as provided in the legislation.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

19.2	Maturity schedule of taxes payable in installments in non-current liabilities:

From 1 to 2 years	18
From 2 to 3 years	51
69

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

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

Deferred income tax and social contribution assets and liabilities are offset if there is a legal or contractual right to offset tax assets against income tax liabilities and relates to the same taxpayer entity and to the same tax authority.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

20.1	Income tax and social contribution.

	2023	2022

Provision for income tax and social contribution payable	2	51
Uncertain income tax and social contribution	223	-
Special Federal Program (i)	127	-
	352	51

Current liabilities	82	51
Non-current liabilities	270	-

(i)	Company decided to include CSLL debts in the Special Federal Program (established by Law No. 14,740, of November 29, 2023, and regulated by RFB Normative Instruction No. 2,168, of December 28, 2023) which granted benefits such as reduction in fines and interest, in addition to the possibility of payment using tax losses and a negative CSLL basis, as well as payment in up to 48 installments. The gains arising from these discounts will not be taxed by IRPJ/CSLL/PIS/COFINS as provided in the legislation.

Uncertainty over income tax treatments

In compliance with IFRIC23/ICPC22 - Uncertainty over the Treatment of Income Tax, the Company has administrative and legal disputes with federal tax authorities, which are related to uncertain treatments adopted in the calculation of income tax and social contribution on net income. Based on the internal assessment and that of the legal advisors, the tax treatment adopted by the Company is adequate and for this reason they are classified as more likely than not.

IRPJ, CSLL - GPA has a series of assessments relating to offsetting processes, divergences in payments and overpayments; fines for non-compliance with ancillary obligations, nullities in the assessment, among others of lesser importance. The amount involved is equivalent to R$512 on December 31, 2023 (R$595 on December 31, 2022).

The Company has lawsuits relating to the collection of differences in the payment of IRPJ and CSLL, which, in the assessment of management and its legal advisors, the Company is entitled to indemnification from its former and current shareholders, allegedly due in relation to the calendar years 2007 to 2013, on the grounds that there was an improper deduction of goodwill amortization. The amount involved is R$2,425 on December 31, 2023 (R$1,922 on December 31, 2022).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

20.2	Income tax and social contribution effective rate reconciliation

	2023	2022	2021

Income (loss) before income tax and social contribution (Continued operations)	(332)	(1,315)	(570)
Credit (expense) of Income tax and social contribution expense at the nominal rate	113	447	143
Tax penalties	(27)	(10)	(14)
Share of profit of associates	261	(51)	(14)
Interest on own capital	-	24	114
Tax benefits	4	11	4
Tax credits (*)	144	113	143
Subsidy for investments (**)	-	138	427
Tax on results earned abroad	-	(9)	(7)
Provision for non-realization of tax losses	-	-	(51)
Recognition of negative bases (***)	305	(180)	-
Deferred taxes not recognized on tax losses(****)	(400)	-	-
Other permanent differences	18	(29)	(20)
Effective income tax and social contribution expense	418	454	725

Credit (expense) income tax and social contribution expense for the year:
Current	(193)	174	192
Deferred	611	280	533
Credit (expense) income tax and social contribution expense	418	454	725
Effective rate	125.90%	34.52%	127.19%
(*)	In September 2021, the Federal Supreme Court (STF) ruled, in terms of general repercussion, for the unconstitutionality of the collection of IRPJ and CSLL on amounts related to Selic interest arising from tax overpayments.
(**)	Certain Company operations benefit from state tax incentives which, pursuant to article 30 of Law No. 12,973/14 and Complementary Law No. 160/17, could be characterized as investment subsidies.
(***)	As mentioned in notes 20 and 21, the STF decided by the limits of the res judicata leading the Company to be subject to a global rate of 34% for income tax and CSLL. Thus, the effects above represent: i) the effect of the contingency recorded on the matter, and ii) the estimate of the balances of negative basis (net operating losses) of CSLL and taxes on profits abroad considering the new rate. In 2023, the Company and its advisors assessed the probability of incurring a fine and interest for non-payment of the CSLL and proceeded with the reversal in the amount of R$305.
(****)	The Company ceased recording the tax loss credit in the second quarter of 2023. On December 31, 2023, the Company's management prepared an assessment of the feasibility of realizing the deferred tax asset in the future, considering the probable capacity to generate taxable profits, in the context of the main variables of its business. This study was prepared based on information extracted from the strategic planning report previously approved by the Company's Board of Directors. Based on this assessment, the Company recorded a write-off of R$268 on the deferred income tax and social contribution balances.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

20.3	Breakdown of deferred income tax and social contribution

	2023			2022
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	995	-	995	987	-	987
Provision for risks	783	-	783	723	-	723
Goodwill tax amortization	-	(381)	(381)	-	(381)	(381)
Mark-to-market adjustment	-	(8)	(8)	-	(14)	(14)
Fixed assets, tradename and investment property	-	(330)	(330)	-	(322)	(322)
Unrealized gains with tax credits	-	(366)	(366)	-	(393)	(393)
Leasing / (right of use)	1,431	(1,110)	321	1,328	(1,055)	273
Other	64	-	64	49	-	49
Deferred income tax and social contribution	3,273	(2,195)	1,078	3,087	(2,165)	922

Off-set assets and liabilities	(2,195)	2,195	-	(2,165)	2,165
Deferred income tax and social contribution assets/(liabilities), net	1,078	-	1,078	922	-	922

Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income. This assessment was based on information from the strategic planning report previously approved by the Group’s Board of Directors. The amount is substantially impacted by effects of leases (right of use) once the realization of liability is not considered in the table below.

The Company estimates the recovery of the deferred tax assets as follows:

Up to one year	242
From 1 to 2 years	322
From 2 to 3 years	258
From 3 to 4 years	302
From 4 to 5 years	319
Above 5 years	1,830
3,273

20.4	Movement in deferred income tax and social contribution

	2023	2022	2021
Opening balance	922	(354)	(1,034)
Credit (expense) for the year – Continuing operations	611	280	533
Credit (expense) for the year - Discontinued operations	(24)	(851)	143
Exchange rate changes	-	231	13
Assets held for sale or distribution and discontinued operations	101	1,016	-
Other	-	-	(9)
Recognition of Negative Base - CSLL	(305)	600	-
Fair value - exchange of shares	-	(227)	-
Liabilities related to assets held for sale or distribution	(227)	227	-
At the end of the period	1,078	922	(354)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

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

In order to assess the likelihood of loss the Group considers available evidence, the hierarchy of laws, prior court decisions in similar cases and their legal significance, as well as the legal counsel’s opinion.

The provision for risks is estimated by the Group’s management, supported by its legal counsel, for an amount considered sufficient to cover probable losses.

	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2022	1,761	668	200	2,629
Additions	98	659	98	855
Payments	(93)	(67)	(62)	(222)
Reversals	(370)	(539)	(33)	(942)
Transfers(*)	(403)	-	-	(403)
Monetary adjustment	114	84	33	231
Exchange rate changes	7	1	2	10
Deconsolidation Éxito	(6)	(2)	1	(7)
Balance at December 31, 2023	1,108	804	239	2,151

(*)	R$ 127 refers to the inclusion of deferred income tax and social contribution debts in the Amnesty Program and R$ 223 refers to uncertain tax position over income tax and social contribution, both reclassified to Tax Provision of Income and Social Contribution (Note 20.1) and R$54 refers to reclassification of IPI debts to Taxes Installments (Note 19.1) included in the Amnesty.

	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2021	845	361	236	1,442
Additions	1,030	580	92	1,702
Payments	(61)	(188)	(119)	(368)
Reversals	(40)	(119)	(20)	(179)
Monetary adjustment	58	49	38	145
Exchange rate changes	(15)	(3)	(6)	(24)
Liabilities related to assets held for sale or distribution	(56)	(12)	(21)	(89)
Balance at December 31, 2022	1,761	668	200	2,629

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

21.1	Tax

As per prevailing legislation, tax claims are subject to monetary restatement, which refers to an adjustment to the provision for tax claims according to rates used by each tax jurisdiction. In all cases, both the interest charges and penalties, when applicable, were computed and fully provisioned.

The main recorded tax claims are as follows:

ICMS

There are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions the Group accrued R$354 (R$329 in December 2022) representing the estimation of probable loss evaluated by management based on documentation evidence aspect of the claims In addition to this matter, the Company has received assessments related to the disallowance of electric energy credits. After the judgment of the Federal Supreme Court, which dismissed the lawsuit related to the matter, under the allegation that it is a matter of infra-constitutional law, the Company evaluated and concluded for a provision of R$297( R$285 in December 31, 2022) of the lawsuits because it understands that the chances were reduced. Refer to subsequent developments of São Paulo State VAT on note 35.5.

Supplementary Law 110/2001

The Group claims in court the eligibility to not pay to the Government Severance Indemnity Fund for Employees (FGTS) costs. The accrued amount as of December 31, 2023 is R$36 (R$51 in December 31, 2022).

Other tax claim

According to the assessment of its external legal counsel, the Company recorded a provision related to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) undue credit (iii) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (iv) IPI requirement on the resale of imported products; (v) discussions related to IPTU (municipal tax) (vi) other minor claims. The amount accrued for these claims as of December 31, 2023 was R$421 (R$380 as of December 31, 2022).

Indemnification with Sendas

The Company is responsible for the legal proceedings of Sendas prior to Assai's activity. At December 31, 2023, the accrued amount of tax lawsuits is R$42, of which R$3 is tax, R$19 labor and R$20 civil (R$24, of which R$3 is tax, R$12 labor and R$9 civil at December 31, 2022).

21.2 Labor and social security taxes

The Group is part in various labor lawsuits mainly due to termination of employees in the ordinary course of business. At December 31, 2023, the Group recorded a provision of R$804 (R$668 as of December 31, 2022). Management, with the assistance of its external and internal legal counsel, assessed these claims and recorded a provision for losses when the related amounts can be reasonably estimated, based on past experiences in relation to the amounts claimed.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

21.3 Civil and others

The Group is part in civil lawsuits at several court levels, related to indemnities and collections, among others. Management records a provision for amounts it considers sufficient to cover unfavorable court decisions, when its internal and external legal counsels assess that a negative outcome is probable.

Among these lawsuits, we highlight the following:

•	The Group is part in various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Group recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the owner of the property, when its internal and external legal counsels assessed that it is probable that such difference will be actually paid by the Group. As of December 31, 2023, the amount accrued for these lawsuits is R$32 (R$46 as of December 31, 2022), for which there are no corresponding restricted deposits.
•	The Group is part of claims related to penalties applied by regulatory agencies, from the Federal, State and Municipal Administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Management, with the assistance of its legal counsels, assessed these claims, and recorded a provision. On December 31, 2023 the amount accrued for this provision is R$116 (R$83 on December 31, 2022).

Total civil lawsuits and other claims as of December 31, 2023 amount to an accrual of R$239 (R$200 as of December 31, 2022).

21.4	Possible contingent liabilities

The Group is part of other litigations for which likelihood of loss has been assessed by Management with the support of legal advisors as possible, therefore, the Group has not recorded a provision. Possible losses amounted to R$13,726 as of December 31, 2023 (R$11,864 on December 31, 2022), and are mainly related to:

•	INSS (Social Security Contribution) –The Group was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, totaling R$699, as December 31, 2023 (R$616 as of December 31, 2022). The claims are under administrative and court discussions. The Company has been following the development of these issues, and together with its legal advisors, has concluded that the elements until now do not require to record a provision for losses.
•	Withholding income tax - IRRF, tax on financial transactions - IOF, withholding income tax on net income – Group has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$261 as of December 31, 2023 (R$235 as of December 31, 2022).
•	COFINS, PIS and IPI – the Group has been challenged about offsets of IPI credits acquired from third parties with a final and an-appeal over the decision, fine for failure to comply with accessory obligations, taxation of discounts received from suppliers, disallowance of COFINS and PIS credits, among other minor claims. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$5,921 as December 31, 2023 (R$4,625 as of December 31, 2022).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

•	ICMS – The Group received tax assessment notices by the State tax authorities in relation to: (i) utilization of energy bills credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) purchases of merchandise for resale (own ICMS); (iv) resulting from financed sales; and (v) among other matters. The total amount of these assessments is R$6,367, as of December 31, 2023 (R$5,901 as of December 31, 2022), which await a decision at the administrative and court levels. Refer to subsequent developments of São Paulo State VAT on note 35.5.
•	Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, penalties for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$128 as December 31, 2023 (R$131 as of December 31, 2022), which await decision at the administrative and court levels.
•	Other litigations – these refer to administrative proceedings and lawsuits in which the Group claims the renewal of rental agreements and setting of rents according to market values in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, totaling R$350 as December 31, 2023 (R$356 as of December 31, 2022).

The Group is responsible for the legal processes of GCB, related to former-subsidiary Globex, prior to the association with Casas Bahia in 2010. As of December 31, 2023, the amount involved in tax proceedings is R$341 (R$419 as of December 31, 2022).

The Company is responsible for the legal proceedings of Sendas prior to the Assai activity. At December 31, 2023, the amount involved is R$1,494, of which tax R$1,398 and civil and others R$96 (R$1,352 of which R$1,309 in tax and R$43 in civil at December 31, 2022).

The Group engages external legal counsels to represent it in the tax assessments, whose fees are contingent on the outcome of the lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of December 31, 2023 the estimated amount, in case of success in all lawsuits, is approximately R$165 (R$142 as of December 31, 2022).

21.5	Restricted deposits for legal proceedings

The Group is part of legal proceedings related to certain taxes, contributions and labor-related obligations and has made restricted deposits in the corresponding amounts, as well as escrow deposits related to the provision for those legal proceedings.

The Group has recorded restricted deposits as follows.

	2023	2022

Tax	122	210
Labor	341	483
Civil and other	54	66
Total	517	759

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

21.6	Guarantees

Lawsuits	Property and equipment		Letter of Guarantee		Total
	2023	2022	2023	2022	2023	2022

Tax	509	572	10,645	9,685	11,154	10,257
Labor	-	-	1,207	1,000	1,207	1,000
Civil and other	9	9	449	414	458	423
Total	518	581	12,301	11,099	12,819	11,680

The guarantees are contracted with financial institutions and the related cost is approximately 0.49% per year of the amount of the lawsuits and is recorded as financial expense.

21.7	Casas Bahia Group (ex-Via)

The Company ceased to exercise corporate control over Casas Bahia Group (“GCB”) in June 2019. In the 2nd quarter of 2021, GCB took certain measures and fully replaced the guarantees that had been provided to third parties by GPA in favor of GCB, with no further obligations remaining of GPA on this matter. The Operating Agreement previously signed expired in October 2021 and is therefore terminated. GCB still uses the Extra brand for the sale of products under the Extra Brand Usage License Agreement, which allows GCB to carry out e-commerce activities through the Extra.com domain. With the termination of the Operating Agreement, GPA can also operate e-commerce of electronics on any platforms.

GPA, together with Sendas, GCB and Itaú Unibanco are partners in Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”).

CBD is the holder of a claim against GCB arising from a final and unappealable tax proceeding, the amounts involved were calculated by a specialized company engaged by the parties involved, as well as being responsible, on the other hand, for any supervenience liabilities incurred up to a certain date, if final and unappealable, on behalf of the former Globex.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

The Group as lessee

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

Variable rents are recognized as income in the years in which they are earned.

Aging of leases liability:

Leasing contracts totaled R$4,300 as of December 31, 2023 (R$4,037 as of December 31, 2022), as presented in the following table:

	2023	2022

Lease liability – minimum lease payments:
Up to 1 year	474	490
1 - 5 years	1,800	1,766
Over 5 years	2,026	1,781
Present value of finance lease agreements	4,300	4,037

Future interest charges	3,417	3,038
Gross amount of finance lease agreements	7,717	7,075

The interest expense on lease liabilities is recorded as finance expenses, as presented in note 28. The average incremental borrowing rate of the Group at the date of signing the agreements was 12.73% in the year ended December 31, 2023 (10.15% in 2022 and 8.89% in 2021).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

22.2	Movement of lease liabilities

At December 31, 2022	4,037
Additions	491
Remeasurement	479
Accrued interest	554
Payments	(1,166)
Anticipated lease contract termination	(142)
Exchange rate changes	179
Deconsolidation Éxito	(132)
At December 31, 2023	4,300

Current	474
Non-current	3,826

At December 31, 2021	6,118
Additions	433
Remeasurement	736
Accrued interest	606
Payments	(1,378)
Anticipated lease contract termination	(278)
Exchange rate changes	(391)
Liabilities on Non-Current Assets for Sale	(1,809)
At December 31, 2022	4,037

Current	490
Non-current	3,547

22.3	Lease expense on variable rents, low value assets and short-term agreements

	2023	2022	2021
Expenses (income) for the year:
Variable (0.1% to 4.5% of sales)	(26)	(61)	(55)
Sublease rentals (*)	74	135	241
(*)	Refers to revenues from lease agreements from commercial shopping malls and spaces rented in the stores.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

23.	Deferred revenues

The Group received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the subsidiary Sendas received amounts for the rental of back lights for exhibition of products from certain suppliers at its stores.

	2023	2022

Deferred revenue in relation to sale of real estate property	35	25
Services rendering agreement	35	50
Revenue from credit card operators and banks	131	129
Gift Card	40	47
Others	2	2
	243	253

Current	168	156
Non-current	75	97

24.	Shareholders’ equity
a.	Capital stock

The subscribed and paid-up capital as of December 31, 2023 is represented by 270,139,069 (270,139,069, as of December 31, 2022) of registered shares with no par value. At December 31, 2023, capital is R$1,807(R$ 5,861 at December 31, 2022).

The Company is authorized to increase its capital stock up to the limit of 800,000 shares, regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors.

At a meeting of the Board of Directors held on February 14, 2023, a capital increase was approved in the amount of R$2,605 (R$2 on December 31, 2022) through the capitalization of reserves, without the issue of new shares (763 thousand shares on December 31, 2022).

At a meeting of the Board of Directors held on September 19, 2023, a proposal was approved for submission to the Company's Extraordinary Shareholders' Meeting for a minor adjustment to the amount of the reduction in share capital approved at the Extraordinary Shareholders' Meeting on February 14, 2023, in the amount of R$6,659 relating to the book value of Éxito's stake, which was distributed to its shareholders. On October 30, 2023, this proposal was approved at the Company's Extraordinary General Meeting.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

c.	Earnings reserve
(i)	Legal reserve: corresponds to appropriations of 5% of net income of each year, limited to 20% of the capital.
(ii)	Investment reserve: corresponds to appropriations of the amount determined by shareholders to reserve funds to finance additional fixed and working capital investment through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders’ meeting.
d.	Stock options

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

When an equity instrument is cancelled, it is treated as fully vested on the date of cancellation, and any unrecognized expenses related to the premium are immediately recognized in profit or loss for the year. This includes any premium whose non-vesting conditions within the control of either the Company or the employee are not met. However, if the canceled plan is replaced by another plan and designated as a replacement grant on the grant date, the cancelled grant and the new plan are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transactions are treated equally.

The dilutive effect of outstanding options is reflected as an additional share dilution in the calculation of diluted earnings per share.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

The following describes the Stock Option Plans on December 31, 2023.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

Participants may exercise the options in full or in part, in one or more times, by the formalization of the exercise.

The options exercise price shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

Information on the plans are summarized below:

					2023
					Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Expired	Outstanding

B7	01/31/2021	05/31/2023	0.01	673	(345)	(328)	-	-
C7	01/31/2021	05/31/2023	12.60	497	(161)	(336)	-	-
B8*	05/31/2022	05/31/2025	0.01	1,617	(347)	(1,270)	-	-
C8*	05/31/2022	05/31/2025	17.28	1,328	-	(1,328)	-	-
B9	07/01/2023	07/01/2026	0.01	487	-	-	-	487
B10	05/31/2023	05/31/2026	0.01	4,875	-	-	-	4,875
				9,477	(853)	(3,262)		5,362

(*)	The Company canceled series 8 due to the segregation and discontinuation of the Éxito operation, as described in note 1.2.

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

According to the plans, the options granted in each of the series may represent maximum 2% of the total shares issued by the Company.

At December 31, 2023 there were 160 thousands treasury preferred shares which may be used upon exercised of the options granted in the plan.The preferred share market price was R$4.06 per share.

The table below shows the dilutive effect if all options granted were exercised:

	2023	2022

Number of shares	270,139	270,139
Balance of effective stock options granted	5,362	3,038
Maximum percentage of dilution	1.99%	1.12%

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, considering the following assumptions for the B9 series: (a) dividend expectation of 2.59%, (b) volatility expectation of nearly 45.86% and (c) the weighted average interest rate of 9.97.%.

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, considering the following assumptions for the B10 series: (a) dividend expectation of 2.59%, (b) volatility expectation of nearly 78.97% and (c) the weighted average interest rate of 10.58%.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

The expectation of remaining average life of the series outstanding at December 31, 2023 is 2.43 year. The weighted average fair value of options granted at December 31, 2023 was R$3.49.

The movement of shares above refers to the Company's shares, after the spin-off from Sendas, and during the transition period, certain executives of the Company receive compensation in Sendas shares, recorded as an expense. The movement in the number of options granted, the weighted average of the exercise price and the weighted average of the remaining term are presented in the table below:

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term

At December 31, 2022
Granted during the period	2,945	7.80
Cancelled during the period	(291)	10.82
Exercised during the period	(985)	1.94
Expired during the period	(43)	6.34
Outstanding at the end of the period	3,038	8.46	2.13
Total to be exercised at December 31, 2022	3,038	8.46	2.13

At December 31, 2023
Granted during the period	5,362	0.01
Cancelled during the period	(3,038)	8.46
Exercised during the period	-	-
Expired during the period	-	-
Outstanding at the end of the period	-	-	2.43
Total to be exercised at December 31, 2023	5,362	0.01	2.43

The amounts recorded in the Statements of Income, for the year ended December 31, 2023 were R$14 (R$27 as of December 31, 2022 and R$36 as of December 2021).

24.1.	Governmental incentive reserve

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

In December 2020 the Management’s proposal an additional R$9 to subsidy reserve, approved at the Extraordinary General Meeting on April 28, 2021.

In December 2021, the Company allocated another R$2,282 to reserve tax incentives to be approved at the Extraordinary General Meeting, accumulated basis of the credit amount recorded in the income tax for the year, being subject of reduction in the dividend base of the year the portion related to 2021 (note 20.1)

In December 2022, the Company allocated an additional R$613 to subsidy reserve, of which R$235 refers to tax incentives generated in years prior to 2022 transferred from the expansion reserve and R$378 to be constituted in subsequent periods.

The Company didn’t register any amount in 2023 related to subsidy reserve and in 2024 the benefit is no more applicable.

24.2.	Dividends and interest on own capital

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

Management proposed dividends to be distributed in the amount of R$81 (R$0.3013 cents per share), as shown below, considering that there were no anticipations of interest on equity in the fiscal year 2021. There was no basis for constituting the minimum mandatory dividends in 2023 and 2022:

	Proposed dividends
	2023	2022	2021

Net (loss) income for the year	(2,271)	(172)	802
Legal reserve	-	-	(40)
Governmental subsidy reserve	-	-	(438)
Calculation basis of dividends	-	-	324
Mandatory minimum dividends – 25%	-	-	81

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

25.	Revenue from the sale of goods and / or services

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

	2023	2022	2021

Gross sales
Goods	20,517	18,392	17,261
Services rendered	253	289	266
Sales returns and cancellations	(152)	(150)	(128)
	20,618	18,531	17,399

Taxes on sales	(1,368)	(1,210)	(1,101)

Net operating revenue	19,250	17,321	16,298

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

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

	2023	2022	2021

Cost of inventories	(13,345)	(12,047)	(10,972)
Personnel expenses	(2,573)	(2,227)	(2,220)
Outsourced services	(296)	(301)	(389)
Overhead expenses	(803)	(748)	(653)
Commercial expenses	(656)	(586)	(514)
Other expenses	(438)	(407)	(461)
	(18,111)	(16,316)	(15,209)

Cost of sales	(14,433)	(13,019)	(11,942)
Selling expenses	(3,104)	(2,699)	(2,572)
General and administrative expenses	(574)	(598)	(695)
	(18,111)	(16,316)	(15,209)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

27.	Other operating expenses, net

Other operating income and expenses correspond to the effects of major or nonrecurring events occurred during the year that do not meet the definition for the other Statements of Income lines.

	2023	2022	2021

Tax installments and other tax risks	(25)	(141)	27
Restructuring expenses (i)	(374)	(315)	(263)
Gain on disposal of property and equipment(ii)	186	23	57
Others	-	(1)	11
Total	(213)	(434)	(168)
(i)	Amounts related to restructuring expenses in the Brazilian operations.
(ii)	Gain on disposal of property and equipment is mainly composed by two transactions. In June 2023, the Company entered into a Sale and Leaseback transaction, note nº 1.3 and in September 2023, the Company definitely sold the property located in Barra da Tijuca, Rio de Janeiro city, note 1.4.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

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

	2023	2022	2021

Finance expenses:
Cost of debt	(851)	(863)	(441)
Cost of the discounting of receivables	(74)	(53)	(2)
Monetary restatement loss	(188)	(148)	(93)
Interest on lease liabilities	(455)	(393)	(317)
Other finance expenses	(74)	(71)	(90)
Total financial expenses	(1,642)	(1,528)	(943)

Financial income:
Income from short term instruments	400	137	78
Monetary restatement gain (*)	229	640	238
Other financial income	4	1	4
Total financial income	633	778	320

Total	(1,009)	(750)	(623)

The gains or losses on derivative financial instruments are recorded as cost of debt and disclosed in Note 18.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

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

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	2023	2022	2021

Basic numerator
Net income (loss) allocated to controlling shareholder – continuing operations	85	(863)	158
Net income (loss) allocated to controlling shareholder - discontinued operations	(2,356)	691	644
Net income allocated to controlling shareholder	(2,271)	(172)	802

Basic denominator (millions of shares)
Weighted average of shares	270	269	269

Basic earnings (loss) per share (R$) – continuing operations	0.31484	(3.20372)	0.58803
Basic earnings (loss) per share (R$) – discontinued operations	(8.72659)	2.56521	2.39678
Basic earnings per share (R$) – total	(8.41175)	(0.63851)	2.98481

Diluted numerator
Net income (loss) allocated to ordinary controlling shareholders – continuing operations	85	(863)	158
Net income (loss) allocated to ordinary controlling shareholders - discontinued operations	(2,356)	691	644
Net income allocated to ordinary controlling shareholders	(2,271)	(172)	802

Diluted denominator
Weighted average of outstanding shares (in millions)	270	269	269
Stock option (in millions)	5	-	-
Diluted weighted average of outstanding shares (millions)	275	269	269

Diluted earnings (loss) per share (R$) – continuing operations	0,30868	(3.20372)	0.58716
Diluted earnings (loss) per share (R$) – discontinued operations	(8.72659)	2.56521	2.39324
Diluted earnings per share (R$) – total	(8.41791)	(0.63851)	2.98040

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

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

“Other businesses” also include the operations of James (incorporated into the parent company in December 2022), Stix and equity pick up from Cdiscount.

Results and balances of each segment are presented net of intrasegment eliminations.

The debentures obtained for funding the acquisition of Éxito and related interest expenses were allocated to Éxito Group, as well as other acquisition related expenses incurred.

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

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

Description	Brazilian retail			Discontinued operations			Other Businesses			Total
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021

Net operating revenue	19,181	17,250	16,228		-	-	69	71	70	19,250	17,321	16,298
Gross profit	4,747	4,228	4,297		-	-	70	74	59	4,817	4,302	4,356
Depreciation and amortization	(1,005)	(911)	(797)		-	-	(12)	(20)	(13)	(1,017)	(931)	(810)
Operating income	51	(311)	207		-	-	717	(49)	(96)	768	(360)	111
Net financial expenses	(39)	(747)	(620)		-	-	716	(3)	(3)	677	(750)	(623)
Share of profit of associates	(1,019)	44	47		-	-	10	(249)	(105)	(1,009)	(205)	(58)
Profit(loss) before income tax and social contribution	(1,058)	(1,014)	(366)		-	-	726	(301)	(204)	(332)	(1,315)	(570)
Income tax and social contribution	422	456	718		-	-	(4)	(2)	7	418	454	725
Net income (loss) for continuing operations	(636)	(558)	352		-	-	722	(303)	(197)	86	(861)	155
Net income (loss) for discontinued operations	(665)	864	273	(1,555)	(7)	532	-	-	-	(2,220)	857	805
Net income (loss) of year end	(1,301)	306	625	(1,555)	(7)	532	722	(303)	(197)	(2,134)	(4)	960

Current assets	7,359	7,632	9,898	-	20,809	7,871	164	118	103	7,523	28,559	17,872
Non-current assets	14,448	15,203	13,796	-	-	17,694	79	77	81	14,527	15,280	31,571
Current liabilities	6,015	6,314	7,528	-	11,260	8,853	210	173	169	6,225	17,747	16,550
Non-current liabilities	11,102	12,358	12,470	-	-	4,040	1	1	3	11,103	12,359	16,513
Shareholders' equity	4,690	4,163	3,696	-	9,549	12,672	32	21	12	4,722	13,733	16,380

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries operate primarily as a retailer of food and other products. Total revenues are composed of the following brands:

	2023	2022	2021

Pão de Açúcar	8,682	7,629	7,079
Extra / Compre Bem	5,832	5,339	4,580
Proximity	2,969	2,476	2,082
Gas stations / Delivery	1,698	1,806	2,487
Other businesses	69	71	70
Total net operating revenue	19,250	17,321	16,298

31.	Non cash transactions

The Group had the following non-cash transactions:

•	Purchase of property plant and equipment items not yet paid as per note 14.3;
•	Purchase of intangible assets not yet paid as per note 15.3;
•	New leases agreements: note 22.2;
•	Classification for non-current assets held for sale or distribution.

32.	Non-current assets held for sale

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

Breakdown	2023	2022

Properties / lands held for sale	-	34
Extra Hiper Stores (Note 1.1)	-	-
Grupo Éxito (note nº1.2)	-	20,809
Assets held for sale	-	20,843

Extra Hiper Stores / Lease liability (Note 1.1)	-	-
Grupo Éxito (note nº1.2)	-	11,260
Others	-	227
Liabilities held for sale	-	11,487

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

33.	Discontinued operations
a)	Éxito:

At December 31, 2022, the Company presents Éxito as a discontinued operation, note 1.2. The summarized balance sheet, and statements of income and cash flows of Grupo Éxito before related party eliminations are as follows:

Balance sheet	07.31.2023	12.31.2022

Assets
Current
Total current assets	5,993	6,355
Non-current
Total non-current assets	16,143	14,454
Total assets	22,136	20,809

Liabilities
Current
Total current liabilities	8,221	7,955

Non-current
Total non-current liabilities	3,371	3,306

Shareholders’ equity	10,544	9,548
Total liabilities and shareholders’ equity	22,136	20,809

Cash flow:	2023	2022	2021

Cash flow provided by operating activities	(723)	1,044	1,950
Net cash used in investing activities	(1,602)	(585)	(655)
Net cash used in financing activities	367	(1,514)	(1,146)
Cash variation in the period	(1,958)	(1,055)	149

Statement of income	2023 (*)	2022	2021

Net operating revenue	13,809	25,175	24,357
Net income before income tax and social contribution (**)	(1,520)	519	853
Income tax and social contribution	(35)	(526)	(321)

Net income (loss)	(1,555)	(7)	532

(*)	the results of the subsidiary Éxito and its subsidiaries were presented in discontinued operations in the results of the year, until the effective loss of control by GPA, which occurred on July 31, 2023.
(**)	include taxes on results earned abroad in the amount of R$1 at December 31, 2022 (R$98 at December 31, 2021) and costs related to the segregation process (note 1.2) of R$57, net of taxes.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

b)	Extra Hiper:

At December 31, 2021, the Company started the process of demobilization and discontinuing operations under the Extra Hiper banner, and the net result is presented as a discontinued operation (Note 1.1).

Income statement	2023	2022	2021

Net operating revenue	61	998	10,636
Net income before income tax and social contribution(*)	(588)	1,369	86
Income tax and social contribution	77	(561)	190

Net income for the period	(511)	808	276
(*)	The amount of R$1,369 includes the amount of R$1,564 from the gain on the sale of Extra Hiper stores (46 commercial properties and 11 properties) net of other costs related to the demobilization of stores

c)	Breakdown of discontinued operations:

	2023	2022	2021

Grupo Éxito(*)	(1,555)	(7)	532
Extra Hiper	(511)	808	276
GCB	(154)	56	(3)

Net income (loss) from discontinued operations	2,220	857	805

(*)	The amount refers to the recycling of comprehensive income, mainly composed by the accumulated adjustment for converting the balance sheet into Colombian pesos from the time of acquisition until loss of control in the amount of R$(1.360), other items of comprehensive income in the amount of R$23, remeasurement of the remaining portion in the net amount of the investment write-off in the amount of R$(746) and the net profit for the period ended July 31, 2023 in the amount of R$528.

34.	Insurance coverage

The insurance coverage as of December 31, 2023 is summarized as follows:

Insured assets	Covered risks	Amount insured
Property and equipment and inventories	Operating risks	21,821
Business interruption	Loss of profits	5,362
Cars and Others (*)	Damages	289

The Company also has specific insurance policies for general civil liability of R$200 and civil responsibility of R$134 and damage protection and Cybersecurity responsibility (Cyber) of R$14, which totaled a coverage of R$348.

(*)	The value reported above does not include coverage of the hulls, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2023, 2022 and 2021 (In millions of Brazilian Reais, unless otherwise stated)

35.	Subsequent events

35.1 – Disposal of remaining shares held in Éxito Group

On January 23, 2024, after the conclusion of the OPA launched by Grupo Calleja for the acquisition of Éxito shares, carried out in Colombia and the United States, GPA received the amount of US$156 (corresponding to R$789), for the sale of GPA's entire remaining interest held in Éxito's share capital, corresponding to 13.31% (note 1.2).

35.2 – Extraordinary General Meeting

At the Extraordinary General Meeting held on January 11, 2024, it was approved the election of the members of the Board of Directors, subject to the settlement of the Offer, which was concluded in March 19, 2023.

At the extraordinary general meeting held on January 22, 2024, the Company approved the increase in the limit of the Company's authorized capital by up to the limit of 800,000,000 (eight hundred million) common shares.

35.3 – Public Distribution Offer

On March 13, 2024, Company successfully concluded public distribution offer proposed in the material fact of March 4, 2024, in a total of 220,000,000 shares with a target price of R$3.20, totaling R$704. Due to the increase in the Company's share capital within the scope of the Offer, the Company's new share capital will be R$2,511, divided into 490,139,069 common shares, all registered, book-entry and with no par value. As a result of the public offering of shares and the loss of Casino's control in GPA, the Company already obtained waiver for some debt contracts.

35.4 - NYSE’s desilting process

On March 29, 2024, the Company informed the market of its intention to begin the process of delisting the American Depositary Shares (“ADSs”), as they were below the listing criteria considered appropriate by the Company: (i) limited trading volume in relation to the global volume, (ii) high costs associated with maintaining the listing and (iii) the fact that the Company has not historically sought funding in the NYSE environment. Since September 2023, after the segregation of Almacenes Éxito S.A., the ADSs have represented less than 5% of the average daily global trading volume (B3 and NYSE) of the Company's common shares and, since January 2024, less than 3%. The Company has notified the NYSE of its approval of the delisting and the Company will present the Form 25 (“Form 25”) to SEC within the appropriate time. The Company expects to reach statutory requirements, by the third quarter of 2024, and consequently proceed with the deregistration.

35.5 – Agreement with São Paulo State

On April 30, 2024, the Company joined a program of ICMS taxes (VAT) with the Government of São Paulo state (“Agreement”), in accordance with the transaction notice No. 01/2024 published by the Attorney Office of São Paulo state, provided in article 43 of Law No. 17.843/2023.

The program aims at, for the São Paulo state, the reduction of legal proceedings with taxpayers while guarantying payment from the taxpayers.

For the Company, the objective of the Agreement is to reduce its level of tax legal proceedings without discussing the merits of each case in court, granting discounts and payment terms that would overall benefit the Company. Based on the terms of the Agreement, the main benefits are: (i) 100% discount on incurred interests; (ii) 50% discount on the sum of principal and fines, limited to the principal amount; and (iii) remaining debt payment in 120 installments, adjusted by the SELIC rate.

The Company decided, after an individual analysis of the legal proceedings, weighing up the risks and benefits, to join the Agreement with the amount of R$ 3.6 billion, which represent substantially a major part of eligible debts in this context, achieving a reduction of approximately 80% of the discussed amount, totaling a resultant liability of around R$ 794.

The Company concluded on the absence of adjusting event for the reporting period, based on the fact that: (i) the program did not exist at the reporting date as it was created in February 2024, and (ii) the Agreement does not overrule court decisions for the legal proceedings. Consequently, the Company assessed that the creation of the program does not evidence a change in the conditions that existed at the reporting date.

For the 3 months period ending March 31, 2024, the Company recorded an expense of R$ 261, R$ 86 being recognized in other operating expenses and R$ 175 related to the discontinued operation of the hypermarkets.

35.6 – Sale of Gas Stations and Administrative Headquarters

On February 23, 2024 the Company informed the market about ongoing negotiations for selling the Company's gas stations located in different regions of Brazil, through various transactions with different potential buyers, including the properties where the gas station is located and also the administrative headquarters in São Paulo city.

On May 2, 2024 the Company confirmed the sale of the administrative headquarters, for the price R$218, being 82% to receive in 2024 and 18% in installments until March 2026, comprising: (i) Sale and Leaseback operation represented only by the administrative tower that makes up the property for R$109, where the Company's administrative headquarters will remain through a lease agreement for an initial term of 15 years and a cap rate, approximately 9% (ii) execution of the private purchase and sale commitment instrument of the part around the administrative tower in the total value of R$ 109.

The Company continues to discuss the terms and conditions for the sale of its gas station. The conclusion of the transaction depends on the fulfillment of certain conditions, including the execution of definitive contracts.

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

